Form 20-F
period 2002-06-30
BRITISH SKY BROADCASTING GROUP PLC
filed 2002-11-07
CIK 932789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission file number:      1-13488

British Sky Broadcasting Group plc

(Exact name of Registrant as specified in its charter)

England & Wales

(Jurisdiction of incorporation or organization)

Grant Way, Isleworth, Middlesex, TW7 5QD, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each	Name of each exchange
Class	on which registered

Ordinary shares (nominal value 50p per share)	New York Stock Exchange (1)
American Depositary Shares, each of which represents six	New York Stock Exchange
Ordinary shares of British Sky Broadcasting Group plc (nominal value 50p per share)

(1)	The listing of Registrant’s ordinary shares on the New York Stock Exchange is for technical purposes only and without trading privileges.

      Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

      Ordinary shares (nominal value 50p per share)...........................................  1,893,428,580

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes ☒ No ☐

      Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17  ☐               Item 18  ☒

FORWARD LOOKING STATEMENTS

      This Annual Report on Form 20-F contains forward looking statements. These forward looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions.

      Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

      We operate in a competitive environment, and a number of factors could affect our ability to achieve our goals, including, but not limited to, the effects of government regulation upon our activities; our ability to continue to obtain exclusive rights to movies, sports events and other programming content; the risks associated with our operation of digital television transmission in the UK and Ireland, as well as our US dollar/ pound sterling and euro/ pound sterling exchange rate exposure.

      These risks and uncertainties are described in Item 3 “Key Information — Risk Factors”, Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F. We caution you not to place undue reliance on these forward looking statements, which reflect our management’s view only as of the date of this Annual Report. The forward looking statements made in this Annual Report on Form 20-F relate only to events, of which we are aware, as of the date on which the statements are made.

GLOSSARY OF TERMS

ADR	American Depository Receipt

ADS	American Depository Share

ADSL	Asymmetric Digital Subscriber Loop

Advanced Television Services Regulations	The Advanced Television Services Regulations 1996 (SI 1996 No. 3151)

Advanced Television Standards Directive	Directive 95/47/EC of the European Parliament and of the Council of October 24, 1995, on the use and standards for the transmission of television signals

AIM	Alternative Investment Market of the London Stock Exchange

à la carte	A television channel which can be subscribed to on an individual basis by a DTH subscriber to one of our packages of basic channels

Articles Proposal	The proposal to be considered by our shareholders at our Annual General Meeting to be held on November 8, 2002, for the cancellation of rights held by The News Corporation Limited pursuant to the Articles of Association and ancillary matters as further described in Item 10: Additional Information — Memorandum and Articles of Association

BiB	British Interactive Broadcasting Holdings Limited — a subsidiary of BSkyB, which was a joint venture until May 9, 2001, and whose subsidiary Sky Interactive Limited delivers digitally transmitted interactive services to TV viewers in the UK and Ireland

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB	British Sky Broadcasting Group plc

the Company	British Sky Broadcasting Group plc

Controlling shareholder	A person who is entitled to exercise or to control the exercise of 30% or more of the rights to vote at general meetings of the shareholders of BSkyB or able to control the appointment of directors who are able to exercise a majority of votes at meetings of the directors

DTH	Direct to Home (i.e. the transmission of satellite services for reception by a viewer with satellite reception equipment)

DTT	Digital Terrestrial Television

EC	European Community

EEA	European Economic Area

FAPL	Football Association Premier League

Fiscal year	Refers to the 12 months ended on the Sunday nearest to June 30, of the given year

FRS	UK Financial Reporting Standard

GAAP	Generally Accepted Accounting Principles

Gaming	Fixed odds betting

the Group	British Sky Broadcasting Group plc and its subsidiary undertakings

IPO	Initial Public Offering

Ireland	Republic of Ireland

LIBOR	London Inter Bank Offer Rate

minibox	A lower cost set-top box with the same basic functionality as a digital set-top box

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Channel (including the three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including the FilmFour multiplex channels, “FilmFour +1”, “FilmFour World” and “FilmFour Extreme”), MUTV, Chelsea TV, Artsworld, Star Plus and Star News

Principal shareholder	A shareholder owning more than 10% of BSkyB

SIG	Sports Internet Group Limited — a subsidiary, which was acquired on July 12, 2000

Sky Basic Channels	Sky One, Sky News, Sky Travel, Sky Travel Extra and Sky Sports News

Sky Box Office	Our near video-on-demand, pay-per-view service offering movies and occasional live sports and other special events

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and the Sky Premium Channels (including bonus channels to the Sky Premium Channels)

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels	Sky Movies Max (including the four multiplexes, Sky Movies Max 2, 3, 4 and 5), Sky Movies Premier (including the four multiplexes, Sky Movies Premier 2, 3 and 4 and Sky Movies Premier Widescreen), Sky Sports 1, Sky Sports 2

SMATV	Single mast antenna television, which is used primarily for buildings that receive programming by means of a single antenna which is connected to a head end and which distributes television signals to individual units in the building by cable

TWF Directive	Television without Frontiers Directive — lays down basic principles for the regulation of broadcasting activity in the EC

UK	United Kingdom

US	United States of America

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

      Set forth below is selected financial data for the Group for each of the years in the five year period ended June 30, 2002 and as at June 30, 1998, 1999, 2000, 2001 and 2002.

      The information contained in the following tables should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Group’s historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

      The selected profit and loss account data set forth below for the years ended June 30, 2002, 2001 and 2000, and the balance sheet data at June 30, 2002 and June 30, 2001 are derived from audited consolidated financial statements included in this Annual Report on Form 20-F, which have been prepared in accordance with UK GAAP and differ in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP as well as a description of principal differences between UK GAAP and US GAAP applicable to the Group is presented in Note 28 of the notes to the Consolidated Financial Statements. The selected consolidated profit and loss account data for the years ended June 30, 1999 and 1998, and the balance sheet data at June 30, 2000, 1999 and 1998, are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

	Year Ended June 30,

	1998	1999	2000	2001	2002	2002(1)

	(in millions except per share data)
Profit and Loss Account: Amounts in accordance with UK GAAP
DTH subscriber revenues	£968	£979	£1,189	£1,537	£1,929	$2,961
Cable and DTT subscriber revenues	228	253	303	299	279	429
Advertising revenues	195	217	242	271	251	385
Interactive revenues	—	—	5	93	186	285
Other revenues	43	96	108	106	131	201

Group turnover	1,434	1,545	1,847	2,306	2,776	4,261
Operating expenses, net, before amortization of goodwill and operating exceptional items	(1,093)	(1,360)	(1,762)	(2,146)	(2,584)	(3,967)
Amortization of goodwill	—	—	—	(44)	(118)	(182)
Provision against remaining unprovided ITV Digital programming debtors	—	—	—	—	(23)	(34)
Estimated cost of reorganization of Sky Interactive	—	—	—	(23)	—	—
Cost of abortive Man Utd bid	—	(6)	—	—	—	—
Estimated cost of transitioning analog customers to digital service	—	(450)	(58)	—	—	—
Estimated cost of termination of analog operations	—	—	(41)	—	4	6
Estimated cost of Sky In-Home Service Limited reorganization	—	—	(6)	—	—	—

Operating expenses, net	(1,093)	(1,816)	(1,867)	(2,213)	(2,721)	(4,177)

Operating profit (loss)	341	(271)	(20)	93	55	84
Share of operating results of joint ventures	(17)	(58)	(122)	(256)	(76)	(118)
Joint ventures’ goodwill amortization, net*	—	—	(14)	(101)	(1,070)	(1,642)
(Loss) profit on sale of fixed asset investments	—	—	(1)	—	2	4
Share of joint venture’s loss on sale of fixed asset investment	—	—	(14)	(70)	—	—
Amounts written off fixed asset investments	—	—	—	(39)	(60)	(92)
(Provision) release of provision for loss on disposal of subsidiary	—	—	—	(10)	10	15
Interest receivable and similar income	3	4	11	18	11	17
Interest payable and similar charges	(56)	(59)	(103)	(153)	(148)	(227)
Exceptional finance (charges) credits	—	(5)	—	3	—	—

Profit (loss) on ordinary activities before taxation	271	(389)	(263)	(515)	(1,276)	(1,959)
Tax on profit (loss) on ordinary activities	(91)	103	65	(24)	(107)	(163)

Profit (loss) on ordinary activities after taxation	180	(286)	(198)	(539)	(1,383)	(2,122)
Equity dividends — paid and proposed(2)	(103)	(47)	—	—	—	—

Retained profit (loss)	77	(333)	(198)	(539)	(1,383)	(2,122)

Earnings (loss) per share — basic and diluted	10.5p	(16.6p )	(11.3p )	(29.2p )	(73.3p )	(112.5¢ )
Dividends per share(2)	6.0p	2.8p	—	—	—	—
Dividends per share(2) (US dollars at date of payment)	10.0¢	4.5¢	—	—	—	—

*	Included within joint ventures’ goodwill amortization of £1,070 million for fiscal 2002 is £971 million in respect of an impairment of KirchPayTV goodwill (see Notes 4 and 14 of Item 18).

All results relate to continuing operations.

	Year Ended June 30,

	1998	1999		2000	2001	2002	2002(1)

	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	£1,498	£1,644		£1,911	£2,296	£2,707	$4,155
Operating income (loss)	320	118		(247)	(176)	(30)	(47)
Income (loss) before income tax	259	2		(473)	(660)	(940)	(1,444)
Net income (loss)	173	(14)		(351)	(625)	(1,047)	(1,607)
Basic and diluted earnings (loss) per share(3)	10.0p	(0.8p	)	(20.1p )	(33.8p )	(55.5p )	(85.2¢ )
Earnings (loss) per ADS(3)	60.0p	(4.8p	)	(120.6p )	(202.8p )	(333.0p )	(511.2¢ )

	As at June 30,

	1998	1999	2000	2001	2002	2002(1)

	(in millions)
Balance Sheet:
Amounts in accordance with UK GAAP
Total assets	£925	£1,187	£3,280	£3,877	£2,201	$3,378
Long-term debt	(583)	(715)	(1,412)	(1,768)	(1,577)	(2,420)
Total liabilities	(1,148)	(1,735)	(2,483)	(2,816)	(2,502)	(3,840)
Net (liabilities) assets	(223)	(548)	797	1,061	(301)	(462)
Shareholders’ (deficit) funds	(223)	(548)	797	1,061	(301)	(462)
Capital stock(4)	1,552	1,566	3,123	3,920	3,879	5,953
Shares in issue (number)	1,723	1,726	1,826	1,889	1,893	1,893
Ratio of earnings to fixed charges(5)	6.08	—	—	—	—	—

	As at June 30,

	1998	1999	2000	2001	2002	2002(1)

	(in millions)
Amounts in accordance with US GAAP
Total assets	£1,291	£1,428	£3,060	£4,209	£2,853	$4,378
Long-term debt	(583)	(715)	(1,412)	(1,768)	(1,577)	(2,420)
Total liabilities	(1,078)	(1,327)	(2,379)	(3,359)	(2,994)	(4,596)
Net assets (liabilities)	213	101	681	850	(141)	(218)
Shareholders’ funds (deficit)	213	101	681	850	(141)	(218)
Capital stock(4)	1,552	1,566	3,123	3,920	3,879	5,953
Shares in issue (number)	1,723	1,726	1,826	1,889	1,893	1,893
Ratio of earnings to fixed charges(5)	6.83	2.00	—	—	—	—

	As at June 30,

	2000	2001	2002

	(in thousands)
Subscribers
DTH subscribers	4,513	5,453	6,101
Cable subscribers	3,735	3,486	4,091
DTT subscribers	740	1,105	—

Total UK and Ireland subscribers	8,988	10,044	10,192

(1)	Solely for convenience, pounds sterling amounts for the year ended June 30, 2002 and as at that date have been translated into US dollars at the noon buying rate of the US Federal Reserve Bank on June 28, 2002 of US$1.5347 per £1.00.

(2)	An interim dividend of £47.2 million, representing 2.75p per share, and a final dividend of £55.9 million, representing 3.25p per share, was paid for fiscal 1998. An interim dividend of £47.3 million, representing 2.75p per share was paid for fiscal 1999. No final dividend was paid for fiscal 1999. No interim or final dividends have been paid or proposed for fiscal 2000, 2001 or 2002.

(3)	Earnings (loss) per ADS has been calculated for each period using the weighted average number of ADSs outstanding on the basis of 1 ADS representing 6 ordinary shares.

(4)	Capital stock includes called-up share capital, share premium, shares to be issued and merger reserve (see Note 24 within Item 18).

(5)	The ratios of earnings to fixed charges, which have been derived from the consolidated financial statements of the Group for the relevant period, are computed by aggregating (a) income from continuing operations before taxes on income and (b) fixed charges, and dividing the total by fixed charges. Where there is a deficiency of earnings coverage, the ratio of earnings to fixed charges has been recorded as nil.

For purpose of the ratios, fixed charges are defined as the sum of interest, whether expensed or capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness, amounts accrued with respect to guarantees of other parties’ obligations, and the estimated interest component of rental expense, which has been estimated as one-third of rental expense.

For purposes of the ratio, earnings are defined as the registrant’s income from continuing operations before taxes as determined in accordance with GAAP (except that for less than 50% owned equity investees, only distributed earnings are included), plus fixed charges reduced by the amounts of capitalized interest, plus income allocable to minority interests in consolidated entities that incurred fixed charges.

After exceptional items and goodwill under UK GAAP, for the year ended June 30, 2002, the deficiency of earnings coverage was £1,196.6 million ($1,836.4 million) (2001: £230.9 million ($324.2 million); 2000: £133.1 million ($186.9 million)). Under US GAAP, for the year ended June 30, 2002, the deficiency of earnings coverage was £875.1 million ($1,343.0 million) (2001: £376.0 million ($527.9 million); 2000: £343.9 million ($482.9 million)).

Factors which materially affect the comparability of the selected financial data

Accounting changes

      During fiscal 2001, UK accounting standard FRS 19 was adopted.

      During fiscal 2001, US accounting standard SFAS No. 133 was implemented. The impact of the adoption of this standard is described in Item 18, Note 28 (i).

      During fiscal 2000, US accounting standard SAB 101 was adopted.

Business combinations

      On April 14, 2000, we completed the acquisition of a 24% interest in KirchPayTV (subsequently diluted to 22.03%). We gross equity accounted for our share of results of this joint venture from April 14, 2000 until February 8, 2002 under UK GAAP, and until December 31, 2001 under US GAAP. Under UK GAAP our share of operating results of joint ventures included a loss of £70.0 million (£57.1 million under US GAAP) (fiscal 2001: loss of £116.0 million; fiscal 2000: loss of £11.0 million) relating to our investment in KirchPayTV. During fiscal 2002, a net impairment charge of £971.4 million under UK GAAP and £643 million under US GAAP was made against our KirchPayTV goodwill and this charge was included within “Joint ventures’ goodwill amortization”. At June 30, 2002, our investment in KirchPayTV was held at nil under UK and US GAAP. See Item 4 “KirchPayTV GmbH & Co. KGaA (“KirchPayTV”)” and the consolidated financial statements for further information relating to our accounting treatment of our investment in KirchPayTV under UK and US GAAP.

      During fiscal 2001, we completed the acquisitions of BiB and SIG. See Item 10 “Material Contracts” and the consolidated financial statements for further information regarding these acquisitions. The results of these acquisitions were consolidated from fiscal 2001 (see Note 32 within Item 18).

Exchange rates

      A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 5. “Operating and Financial Review and Prospects”.

      Since any dividends that may be declared by us will be declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

      The following table sets forth, for the periods indicated, information concerning the noon buying rates of the US Federal Reserve Bank for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

March 2002	1.4301	1.4141
April 2002	1.4583	1.4320
May 2002	1.4690	1.4487
June 2002	1.5329	1.4560
July 2002	1.5827	1.5225
August 2002	1.5717	1.5188
September 2002	1.5653	1.5375
October 2002	1.5705	1.5432

Year Ended June 30,	Period end	Average(1)	High	Low

1998	1.6679	1.6457	1.7035	1.5775
1999	1.5765	1.6421	1.7222	1.5765
2000	1.5256	1.5919	1.6724	1.4837
2001	1.4041	1.4509	1.5182	1.3737
2002	1.5347	1.4479	1.5279	1.4000

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

      On October 31, 2002 the noon buying rate was US$1.5651 per £1.00.

RISK FACTORS

      This section describes the significant risk factors affecting our business. These risks could materially adversely affect our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

We rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws.

      Our services are largely comprised of content in which we own, or have licensed the intellectual property rights, delivered through a variety of media, including broadcast programming, via interactive television services, and via the Internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our rights in these products. However, we cannot assure you that our rights will not be challenged, invalidated or circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights without our authorization. These unauthorized activities may be more easily facilitated by the Internet. In addition, the lack of internet specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our rights relating to our on-line business processes and other digital technology rights.

We generate wholesale revenues from a limited number of customers.

      Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, comprise principally ntl, Inc. and Telewest Communications plc. We understand that ntl filed for protection under Chapter 11 under US law and that Telewest is in the process of completing a financial restructuring with its bondholders and shareholders (see Item 5: 2002 FISCAL YEAR COMPARED TO 2001 FISCAL YEAR — Revenue — Cable & DTT Subscribers).

      Economic and market factors may adversely influence the wholesale revenue we receive from ntl or Telewest which would negatively affect our business.

We are subject to a number of long term obligations.

      We are party to a number of medium or long term agreements and/or other arrangements (including in respect of programming and transmission) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

      We face competition from a broad range of companies engaged in communications and entertainment services, including cable television, digital and analog terrestrial television, telecommunications providers, and home video products companies, as well as companies developing new technologies and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. Although we have continued to develop our services through technological innovation and in licensing a broad range of content, we cannot predict with certainty the changes that may occur in the future and affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services may be subject to rapid technological change.

      Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce programming content, and attractively package and offer it to our customers at competitive prices. We cannot assure you that third party program services will be available to us on acceptable terms, or at all, and if so available, that such program services will be attractive to our customers. In addition, we cannot assure you that agreements to acquire program content will be obtained on favorable terms or at all.

Our business is heavily regulated and changes in regulations or failure to obtain required regulatory approvals could adversely affect our ability to operate.

      We are subject to regulation primarily in the UK and the European Community. The regimes which affect our business include broadcasting, telecommunications, and competition (anti-trust) laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, or other aspects of our business, could have an adverse effect on our business and results of operation.

      On December 5, 2000, the UK Office of Fair Trading (“OFT”) announced that it was to conduct an inquiry into our activities, under the UK Competition Act 1998, in particular the wholesale supply by us of certain of the Sky Premium Channels to third party distributors in the UK. This inquiry is on-going. Should the final decision find that we have infringed the Competition Act 1998, there may be adverse consequences for us. Where an undertaking has intentionally or negligently infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to recover damages where they have suffered loss as a result of conduct in breach of the Competition Act 1998. The regulatory risks faced by BSkyB are more particularly discussed below. See Item 4 — “Government Regulations — UK Competition Law Regime — The Competition Act 1998”.

      The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of broadcast rights to Premier League football by FAPL. It is too early to assess whether the investigation will have any impact on BSkyB’s current agreements for FAPL rights, which were notified to the EC Commission on June 21, 2002 seeking either a clearance or exemption from Article 81 of the EC Treaty. FAPL has also notified the rules of FAPL to the EC Commission.

      We cannot assure you that we will succeed in obtaining all requisite approvals in the future for our operations without the imposition of restrictions which may have an adverse consequence to us nor that compliance issues will not be raised in respect of operations conducted prior to the date of filing of this Form 20-F.

Our business is reliant on technology which is subject to risk, change and development.

      We are dependent upon satellites which are subject to significant risks that may prevent or impair proper commercial operations, including defects, destruction or damage, and incorrect orbital placement. Loss of the transmissions from satellites that are already operational, or from our uplinking facilities, could have a material adverse effect on our business and operations. We employ encryption technologies which protect against unauthorized access to our services. Whilst these encryption technologies have so far been resilient to piracy, and we continue to work with our technology supplier to maintain this status, there can be no assurance that they will not be compromised in the future. We have made and continue to make significant investment in our customer relationship management technology.

      Were any of these technologies to fail, this could have a material adverse effect on our business.

      We license conditional access software and receive a number of related support services, including the provision of smart cards, from NDS Group plc, which is our sole supplier of such technology. We understand that NDS is subject to litigation in the US. Were NDS unable to continue to provide us with such services (whether by reason of such litigation or otherwise), our business could be negatively affected.

      There is a large existing population of digital set-top boxes (in which we have made a significant investment). Were a significant number of these to suffer failure, or were our set-top boxes to be rendered either redundant or obsolete by other technology, this could have a material adverse effect on our business.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE GROUP AND BUSINESS OVERVIEW

Introduction

      British Sky Broadcasting Group plc and its subsidiaries operate one of the leading pay TV broadcasting services in the United Kingdom and Ireland, operating principally in the UK and Ireland. At June 30, 2002, there were approximately 10,192,000 subscribers to our services, including UK and Ireland cable subscribers, of which 6,101,000 were digital DTH subscribers (the remainder being wholesale customers on other platforms). New subscriptions to our service have in the past tended to be highest in the second quarter of each fiscal year, the pre-Christmas period. Our total revenues in fiscal 2002 were £2,776.1 million (fiscal 2001: £2,306.0 million; fiscal 2000: £1,847.0 million). This was derived from £1,929.2 million in subscription fees from DTH viewers (fiscal 2001: £1,536.7 million; fiscal 2000: £1,189.0 million), £279.4 million in subscription fees from cable and DTT platform operators (fiscal 2001: £299.1 million; fiscal 2000: £303.0 million), £250.7 million in advertising sales revenue (fiscal 2001: £270.5 million; fiscal 2000: £242.3 million), £186.0 million in interactive revenue (fiscal 2001: £93.0 million; fiscal 2000: £4.6 million) and £130.8 million in other revenue (fiscal 2001: £106.7 million; fiscal 2000: £108.1 million).

      All of our turnover is derived from our sole class of business, being television broadcasting, together with certain ancillary functions, and arises principally within the UK, from activities conducted from the UK, with the exception of £23.0 million of turnover (2001: £65.2 million; 2000: nil) which relates to activities conducted from the Channel Islands. All of our turnover principally arises from services provided to retail and wholesale customers within the UK, with the main exception of £62.4 million (2001: £32.6 million; 2000: £21.7 million) which arises from services provided to retail and wholesale customers in Ireland.

      We aim to provide viewers with a broad range of programming options. Our investment in programming is an important factor in generating subscriptions to our channels by viewers. With respect to the channels we own and operate, we incur significant expense to acquire exclusive pay TV rights to films, the exclusive rights to broadcast certain sports events live and rights to other general entertainment programming. We are dependent upon the licenses which grant us these rights as well as our satellite television services licenses and telecommunication licenses. In addition, we produce and commission original entertainment programming. We have also acquired the rights to market other services to DTH viewers. Currently, we operate and distribute 11 Sky Channels via our digital service (or 21 including multiplexed versions of channels). We also retail to DTH viewers 84 Sky Distributed Channels (including multiplexed versions of channels). In addition to the Sky Distributed Channels, we retail to Sky digital subscribers the digital audio services Music Choice and Music Choice Extra and five radio services and the Sky Box Office service. On September 27, 2001, we ceased broadcasting our residual analog services.

      As set forth herein, references to fiscal years are to our fiscal years which ended on the Sunday nearest to June 30, in each year. We publish our financial statements in British pounds sterling (£). References to years (e.g. 2000) are to calendar years, unless otherwise indicated. References herein to “US dollars”, “dollars”, “US$”, “$” and “¢” are to currency of the US and references to “pounds sterling”, “£”, “pence” and “p” are to currency of the UK. Certain pounds sterling amounts stated herein have been translated into US dollars at an assumed rate solely for the convenience of the reader and should not be construed as representations that such US dollar amounts actually represent such pound sterling amounts or that such pound sterling amounts could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated herein, such US dollar amounts have been translated from the corresponding pound sterling amounts at the noon buying rate in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on June 28, 2002, which was $1.5347 per £1.00. For information with respect to exchange rates, see Item 3, “Key Information — Exchange Rates”.

      Our Consolidated Financial Statements included herein are prepared in accordance with accounting principles generally accepted in the UK. UK GAAP differs in certain significant respects from accounting principles generally accepted in the US. A discussion of the principal differences between UK GAAP and US GAAP is contained in Note 28 of the Notes to Consolidated Financial Statements.

      Certain terms used herein are defined in the Glossary which appears at the beginning of this Form 20-F.

      The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on April 25, 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44(0)870 240 3000. A list of our significant subsidiaries is set out in Note 15 to Item 18.

Programming

      We wholly own and operate 11 Sky Channels (excluding multiplexes) and further market the Sky Distributed Channels to our digital DTH subscribers. In addition, in November 2000, we launched a wholly owned business-to-business channel, the “Pub Channel”, for subscribers in the licensed retail trade. In July 2002, we also launched a further business channel, “SkyVenue”, dedicated to broadcasting quiz shows. It is only made available to subscribers in the licensed retail trade for viewing by their customers.

      We retail to our DTH customers the Sky Basic Channels and the Sky Distributed Channels (other than the Premium Sky Distributed Channels) as a basic tier of programming called the “Sky Family Pack”, currently comprising 71 channels. Our digital DTH subscribers can also choose from smaller packages of basic channels ranging from 7 to 21 television channels (as well as certain music audio and radio services). All of these basic packages are collectively called the “Basic Packages”. Our DTH subscribers either subscribe to one of the Basic Packages alone or receive one of the Basic Packages within the cost of any of the Sky Premium Channels that the subscriber receives. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News) and the Sky Distributed Channels (other than QVC), are encrypted in order to limit access to paying subscribers only.

      We offer the Premium Channels, the Basic Packages, the Sky Box Office service and the Music Choice and Music Choice Extra services to DTH subscribers.

      Cable operators currently carry all the Sky Premium Channels although Telewest Communications, plc. does not carry our movie multiplex channels and ntl, Inc. only offers our movie multiplex channels to its digital cable subscribers. ntl also carries the Sky Basic Channels other than Sky Travel. Telewest carries the Sky Basic Channels other than Sky Sports News and Sky Travel. Both ntl and Telewest also carry Sky Box Office events for re-transmission to their cable subscribers.

      In addition, we provided versions of six of the Sky Channels to ITV Digital until its closure in April 2002.

      The current Sky Channels (all of which we wholly own) are Sky Movies Premier, Sky Movies Max (each of which has 4 multiplex versions), Sky Movies Cinema (which has one multiplex version), Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Extra, Sky Sports News, Sky One, Sky News, Sky Travel and Sky Travel Extra. Our movie channels’ multiplexes are versions of the primary channels on which the programs are substantially the same as those on the primary channel, but are transmitted at different times.

      In addition to owning the Sky Channels, we hold significant equity interests in ventures that own fourteen (not counting multiplexed versions) of the Sky Distributed Channels which are operated and distributed in the UK and Ireland. We have a 50% equity interest in the venture operating the Nickelodeon, Nick Jr. and Nicktoons channels, the venture operating The History Channel and the Biography Channel and the venture operating the National Geographic Channel and Adventure One channel (which venture also operates in certain international territories). We have a 33.33% equity interest in the venture operating the MUTV channel (which is a television channel dedicated to Manchester United Football Club) (which venture also operates in certain international territories). We have a 33.33% interest in the venture operating the “attheraces” channel (a channel dedicated to horse racing which launched in May 2002 that plans to include interactive betting services) and the “attheraces” website (which is a website dedicated to horseracing which includes betting services) (which venture also operates in certain international territories). We have a 25% equity interest in the venture operating the Paramount Comedy Channel. We have a 20% equity interest in the venture operating the QVC homeshopping channel and interactive service and the venture operating the Chelsea TV channel (a television channel dedicated to Chelsea Football Club). We have a 49.5% economic interest in the venture operating the Granada Sky Broadcasting channels (now Granada Men & Motors and Granada Plus only, Granada Breeze having closed in the first quarter of 2003).

      In addition to the interests set out above in the fourteen Sky Distributed Channels, we also have a significant equity interest in the venture operating the audio services Music Choice and Music Choice Extra (which venture also operates in certain international territories) and a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia.

      Of the Sky Distributed Channels (which we distribute but do not own), 13 (including multiplexes) are premium, à la carte or bonus channels, 23 (including multiplexes) are general entertainment channels, 20 are news or documentary channels, 13 are music channels, ten (including multiplexes) are children’s channels, three are sports channels, one is a tele-shopping channel, one is a basic tier foreign language channel, 40 are audio channels and five are radio services. We also currently market a further 15 television channels to our DTH subscribers, all of which are broadcast unencrypted.

      According to surveys produced by the Broadcasters Audience Research Board (“BARB”), as of June 30, 2002, an estimated 42.7% of the estimated 24.6 million TV homes in the UK were either equipped with analog or digital satellite reception equipment (24%) or subscribed to a cable TV or SMATV package (15.1%) or had digital terrestrial television (4.1%). Some of these homes (approximately 0.5%) have more than one of these platforms. For the year ended June 30, 2002, BARB estimates that 41.5% of all viewing in satellite and cable homes was of satellite and cable channels (i.e., channels other than the analog terrestrial channels) and that the balance was of the five analog terrestrial channels. These five channels (BBC 1, BBC 2, ITV 1, Channel 4 and “five” (previously Channel 5)) are now also available in the UK via digital satellite, analog and digital cable and DTT. According to BARB estimates, the Sky Channels accounted for an estimated 29% of viewing of all satellite and cable channels (or an overall 12.1% viewing share of all channels available (including the traditionally analog terrestrial channels) within satellite and cable homes) during the same period and the Sky Distributed Channels accounted for the majority of the balance of viewing of satellite and cable channels.

      For the year ended June 30, 2002, BARB estimates that 46.2% of all viewing in homes with digital satellite reception equipment (“digital satellite homes”) was of channels available via the satellite platform other than the analog terrestrial channels. BARB estimates that in the same period Sky Channels accounted for 34.1% of multi-channel viewing in digital satellite homes, with an overall 15.8% viewing share across all channels available (including the traditionally analog terrestrial channels) within digital satellite homes.

Premium Channels

Sky Premium Channels

Sky Movies Premier, Sky Movies Max

      Sky Movies Premier and Sky Movies Max both operate 24-hours per day, seven days a week. Sky Movies Premier and Sky Movies Max principally show recent release movies and made-for-TV movies distributed by major Hollywood and independent US and European licensors.

      These movie channels (together with Sky Movies Cinema) each offer our DTH subscribers (and ntl’s digital cable subscribers taking our movie channels) a primary service and a number of multiplexed services. There are four Sky Movies Premier multiplexed services. Three of these services operate 24-hours a day and the fourth currently offers at least six movies per night in a widescreen format. There are four Sky Movies Max 24-hour multiplexes. In May 2001, we launched Sky Movies Active, an interactive service enabling DTH subscribers to the movie channels to select previews, synopses and reviews of movies showing on our Sky digital service, to read reviews of movies currently being shown in cinemas, to follow the latest “Hollywood gossip” and to enable our DTH subscribers to link to Sky Active’s services and purchase cinema tickets and other merchandise via their television set. From October 1, 2001, Sky Movies Active became available across all of our movie channels available on our digital DTH service.

      In fiscal 2002, our three movie channels broadcast 1,997 different movies. As of June 30, 2002, each of Sky Movies Max and Sky Movies Premier had approximately 4.6 million DTH and cable subscribers, and over 98.6% of movie subscribers subscribed to both Sky Movies Max and Sky Movies Premier.

      The majority of programming scheduled on Sky Movies Max and Sky Movies Premier comes from our pay TV agreements which grant us exclusive pay TV rights to broadcast in the UK and Ireland current movie output, library (currently other than MGM) and made-for-television (currently other than MGM) movies produced or distributed by each of the following major Hollywood film companies: Sony/Columbia, Disney (excluding animated films), Paramount, Twentieth Century Fox, MGM, Universal and Warner Bros (collectively, the “Majors”). In our pay TV agreements with the Majors, as well as certain other independent US and European licensors, we are granted exclusive rights to broadcast the licensor’s output during the pay TV window (which follows, where applicable, the theatrical release, video/DVD release and pay-per-view/Video-on-demand (“VOD”) window of a movie (in that order)). In some instances, there will be subsequent pay TV windows which follow a free-to-air TV window. Our pay TV agreements with the Majors grant us exclusive rights to broadcast in the UK and Ireland certain television movies and library films from the library catalogs of each of the Majors (currently other than MGM) and from other film distributors. Library films are films in respect of which any recognised sequential pattern of television windows has expired and the film has fallen into the library catalogue of each of the Majors. These windows may include one or more of VOD, pay-per-view, pay TV (first window), free-to-air television and pay TV (second window). The remainder of the programming scheduled on our three movie channels is derived from agreements which grant us exclusive rights to broadcast in the UK and in Ireland certain other movies in their pay TV window.

      We have also been involved in financing the production of feature films to be exploited on television, including on our own movie channels.

      During each movie’s license period, we have exclusive pay TV rights to broadcast movies in analog and/or in digital, although we now only broadcast our services in digital.

      We also operate a Sky Movies website.

Sky Sports 1, Sky Sports 2

      Both Sky Sports 1 and Sky Sports 2 provide on average 20 hours or more of sports programming per day, including live coverage of certain popular sports events. Both Sky Sports 1 and Sky Sports 2 are premium channels for which additional fees are payable by DTH and cable subscribers. At June 30, 2002, there were approximately 4.8 million DTH and cable subscribers to either Sky Sports 1 or Sky Sports 2 and over 98% of these sports subscribers subscribed to both Sky Sports 1 and Sky Sports 2.

      We offer digital DTH viewers of all of our sports channels enhanced channel services for certain live sporting events, such as allowing our subscribers to view multiple camera angles covering the same event, select highlights, “fanzone” commentary and match statistics while keeping the fully produced live game in vision.

      Our programming rights for the Sky Sports channels include exclusive rights to broadcast live in the UK and Ireland a number of important football (soccer), rugby, cricket, golf and boxing events (including three England rugby union home internationals per season until 2005, the vast majority of English domestic league cricket events until 2005, as well as certain international cricket event rights, and the majority of European tour golf events until 2003, as well as the Ryder Cup in September 2004). In respect of soccer, we have exclusive live broadcast rights for 66 matches of English Premier League football and certain Football Association Cup matches and certain England Internationals until the end of the 2003/04 season as well as having secured DTH pay-per-view rights to a further 40 Premier League matches. We also have exclusive live rights to the Nationwide football league matches (and the Worthington Cup). Additionally, our bid has been accepted for the rights to certain UEFA (Union of European Football Associations) Champions League football matches from the 2003/4 season to the end of the 2005/6 season, subject to agreeing upon long form documentation. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.

      We also operate a Sky Sports website.

Sky Movies Cinema, Sky Sports 3, Sky Sports Extra

      Sky Movies Cinema operates 24-hours per day, seven days a week and primarily features older or classic films. There is one Sky Movies Cinema 24-hour multiplex.

      Sky Sports 3 currently offers on average 88 hours of programming each week.

      Sky Sports Extra broadcasts primarily non-UK sports such as NFL, NBA and Spanish League football.

      Sky Movies Cinema, Sky Sports 3 and Sky Sports Extra are all available to our DTH subscribers as bonus channels. Sky Movies Cinema is available to DTH subscribers who subscribe to Sky Movies Premier and Sky Movies Max. Sky Sports 3 is available to DTH subscribers who subscribe to Sky Sports 1 or Sky Sports 2. Sky Sports Extra is only available to DTH subscribers who subscribe to both Sky Sports 1 and Sky Sports 2.

      Both Sky Movies Cinema and Sky Sports 3 are also available as bonus channels to cable subscribers who subscribe to Sky Movies Premier and Sky Movies Max, and Sky Sports 1 or Sky Sports 2, respectively.

Premium Sky Distributed Channels

The Disney Channel

      Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute via DTH the Disney Channel, and three additional multiplexes relating to the core Disney channel, in the UK and Ireland, as a bonus to those of our DTH subscribers receiving both Sky Movies Max and Sky Movies Premier and to other digital DTH subscribers on an à la carte basis. We also have the non-exclusive rights to authorize cable operators to distribute the Disney Channel (but not the multiplexes) as a bonus channel in a premium tier which contains (if carried by the cable operator) both Sky Movies Max and Sky Movies Premier and, in addition, to offer the Disney Channel to such cable operators’ subscribers on a stand alone basis.

Chelsea TV

      In August 2001, we entered into a joint venture with Chelsea Village plc (in which we hold a 9.9% equity interest) in respect of Chelsea Digital Media Limited (in which we own a 20% equity interest) to establish and operate a digital subscription pay TV channel dedicated to Chelsea Football Club (which shows programming relating to Chelsea Football Club including FAPL matches (but on a delayed basis)) (other than football matches, the rights to which are required to be the subject of a collective bargaining agreement, and major competition matches). This channel launched on August 13, 2001. We offer Chelsea TV only to our DTH subscribers solely on an à la carte basis.

MUTV

      In September 1997, we entered into a joint venture with Manchester United PLC (in which we hold a 9.9% equity interest) and Granada Media Group Ltd (each party owning a 33.33% equity interest in MUTV) to establish and operate a digital subscription pay TV channel dedicated to Manchester United Football Club (which shows home friendly, home reserve and youth team fixtures together with (on a delayed basis) FAPL matches, and other general entertainment programming relating to Manchester United). This channel launched on September 10, 1998. We offer MUTV only to our DTH subscribers solely on an à la carte basis.

FilmFour

      FilmFour, a pay TV film channel operated by Channel 4, was launched on November 1, 1998. We distribute FilmFour, together with its three multiplexes, “FilmFour+1”, “FilmFour World” and “FilmFour Extreme”, only to our DTH subscribers solely on an à la carte basis.

Artsworld

      Artsworld, a pay TV channel broadcasting arts oriented programming including classical music, opera and dance, launched in December 2001. We have a conditional option to acquire a 20% equity interest in Artsworld. The option may be exercised at any time prior to June 30, 2005, after which time, the option lapses. We offer Artsworld only to our DTH subscribers solely on an à la carte basis.

Star News / Star Plus

      Star News, a world news pay TV channel, and Star Plus, a general entertainment pay TV channel, (both targeting an Indian sub-continent audience), were launched via our digital platform in January 2001. We offer Star News and Star Plus together (but not individually) only to our DTH subscribers solely on an à la carte basis.

Basic Packages

      We market the Sky Basic Channels and the Sky Distributed Channels (other than the Premium Sky Distributed Channels) as part of our Basic Packages to our DTH subscribers.

Sky Basic Channels

      Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-34 age group audience and includes first-run US entertainment programs and UK commissioned factual and drama series. Based upon BARB surveys during the 52 weeks ended June 30, 2002, Sky One was viewed by approximately 38.3% of individuals in UK satellite, DTT and cable TV homes each week.

      We also operate a Sky One website.

      Sky News provides 24-hour national and international news coverage. Sky News is unencrypted and can be seen by all DTH viewers capable of receiving transmissions from the Astra satellites, via which we broadcast our services. Sky News is now also distributed by all UK cable operators and by certain third party operators outside the UK. A version of Sky News will be available as part of the free-to-view service to be launched via DTT (see “Distribution” below). Sky News Active, an enhanced channel service, is currently available on the digital DTH platform only, offering Sky News viewers the opportunity to select the news story or genre they wish to follow, either on video or as text. We also operate a Sky News website.

      In August 1998, we launched Sky Sports News as a 24-hour, sports news service which was branded Sky Sports.comTV in March 2000, but which was rebranded Sky Sports News in August 2001. Sky Sports News is currently available to our DTH subscribers as part of the Sky Family Pack, and to subscribers to ntl’s cable television services. A version of Sky Sports News will also be available as part of the free-to-view service to be launched via DTT (see “Distribution” below).

      Sky Travel features travel related programming. A version of Sky Travel will be available as part of the free-to-view service to be launched via DTT (see “Distribution” below). In August 2002, we launched Sky Travel Extra, available on the digital satellite platform only, offering travel programming and the opportunity for Sky Travel viewers to purchase a wide range of holidays via their television set. We also operate a Sky Travel website.

Basic Sky Distributed Channels

      We typically have the exclusive right to offer the basic Sky Distributed Channels to residential DTH viewers in the UK and Ireland. Our agreements with respect to the basic Sky Distributed Channels extend until between 2002 and 2010. We currently generally either pay the owners of the Sky Distributed Channels a monthly per DTH subscriber fee per channel or pay no such fee at all to distribute certain of the Sky Distributed Channels. Under a number of these agreements, we guarantee payment against percentages of the total number of subscribers to our Basic Packages. QVC is an exception for which we receive a fee based upon net sales made by QVC to DTH viewers.

      We currently act as an agent for The History Channel, the Biography Channel, MUTV, Granada Men & Motors and Granada Plus for the sale of these channels to cable operators in the UK and Ireland, and have the non-exclusive right to distribute the Disney Channel to cable operators, as described above (see — “The Disney Channel”). The owners of the Sky Distributed Channels generally sell their own advertising time on such channels, although we act as an advertising sales agent for the History Channel, the Biography Channel, the National Geographic Channel, Adventure One, MUTV, Chelsea TV, Hallmark, the six EMAP music channels (Q, Kiss, Magic, Kerrang, Smash Hits and The Box) and the eight Discovery Channels (Discovery, Home and Leisure, Travel and Adventure, Wings, Sci-Trek, Civilisations, Health and Animal Planet), on a commission basis.

Music Choice

      Music Choice Europe was a joint venture (in which we held a 49% equity interest), with Warner Music and Sony Digital Radio Europe. Music Choice Europe plc was admitted to the Official list of the London Stock Exchange in October 2000, at which time our holding decreased to 35.95%. We offer Music Choice, a 24-hour digital audio service consisting of 10 audio channels, to all DTH subscribers. This is included in each of our Basic Packages. In addition, Music Choice Extra, which consists of 30 digital audio channels, is available to our DTH subscribers as an à la carte premium service. Music Choice Europe also distributes packages of audio channels in other European countries.

Pay-per-view and Near Video-on-Demand

      With our Sky Box Office service, we offer our DTH subscribers 62 screens of TV premieres of movies on a near video-on-demand, pay-per-view basis and occasional live sports and other special events, such as live music concerts, on a pay-per-view basis. We have acquired certain exclusive DTH rights from movie distributors which enable us to show their movies on Sky Box Office. We also offer seven screens of adult movies, between 10 pm and 6 am, to our DTH subscribers via our “18 Plus Movies” service.

      We also offer interactive coverage of Formula One motor racing on a pay-per-view basis.

      Following our purchase of exclusive DTH pay-per-view rights to Premier League football matches, a further 40 matches (over and above those matches broadcast on our Sky Sports channels) are available on a pay-per-view basis via our “Premiership Plus” service, either for a per-match price or for a one-off “season ticket” price.

      In addition to our own pay-per-view services, we retail to our DTH subscribers three third party adult services on a pay-per-night basis. These are the “Private Girls”, “Private Blue” and the “PlayboyTV/ Adult Channel” services.

Distribution

      We distribute our programming services directly to DTH subscribers through the Basic Packages and the Premium Channels. Cable subscribers, by contrast, contract with their local cable operators, which in turn acquire the rights to distribute certain of the Sky Channels (and the Disney Channel) from us which they combine with other channels from third parties. Prior to its closure on April 30, 2002 we supplied versions of certain of the Sky Channels (five initially and a sixth subsequently) to ITV Digital on wholesale terms. These arrangements made a material contribution to our operating profit. Subsequent to the closure of ITV Digital we have ceased to recognise any revenue from ITV Digital.

Launch of Sky digital

      We launched Sky digital, our digital DTH service, in October 1998, in addition to our then existing analog DTH service, and we are currently the largest provider (both retail and wholesale) of digital pay TV services in the UK. On September 27, 2001, we ceased broadcasting our residual analog service. At June 30, 2002, new subscribers to Sky digital and subscribers transferring from our analog service in fiscal 2002 were 1,356,000 and 35,000, respectively. Digital churn in fiscal 2002 was 598,000. We define digital churn as the number of digital DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period.

      Digital technology permits the compression and transmission of a digital signal which allows a broadcaster to transmit multiple channels through the equivalent of a single analog channel’s bandwidth, giving broadcasters the potential to offer significantly more digital channels. Digital technology also allows a broadcaster, such as ourselves, to develop and offer its viewers enhanced and interactive services as well as additional functionality, such as an electronic program guide which provides on-screen program listings. In addition to the broadcasters who are enhancing their channels with interactivity, there are currently six providers of stand-alone interactive services (i.e., separate to those offered with any television channel) offering a broad range of services including games, home shopping, betting, banking, travel, holiday and e-mail services, as well as a UK government information service.

Sky Interactive

      BiB, through its subsidiary Sky Interactive Limited, provides an interactive TV platform for the development and delivery of interactive services, such as games, home shopping, betting, banking, travel, holiday and e-mail services. It is also used to deliver the interactive services of third parties, such as a UK government information service and the enhanced services of a number of broadcasters. Sky Active, the principal interactive services portal operated by Sky Interactive, is currently offered free of charge to all digital satellite viewers and the customer’s telephone line is the return path for these interactive services via a modem in the set-top box. It derives revenues principally from (1) premium rate telephone charges in connection with viewers’ usage of its services (such as pay-per-play games, voting and entries to quizzes), (2) revenue sharing in e-commerce transactions (e.g. retailing or betting) completed on the platform, (3) advertising and (4) tenancy and technology fees charged to content providers that offer services on the platform including licenses of its WTVML technology and backend infrastructure to third party broadcasters on the digital DTH platform. In addition, BiB earns revenues from the set-top box subsidy recovery charge made to conditional access control customers on the digital DTH platform.

      Third parties are free to offer interactive services on the digital satellite platform outside of Sky Active. This may be done in conjunction with particular channels (such as the BBC) or via their own stand-alone portals (such as the PlayJam and GoPlayTV games services). Additionally, such third parties may utilize rival on-line infrastructures that have been developed by third parties under the access control regime and are connected to the digital satellite platform.

      Until May 9, 2001, the interactive platform now operated by Sky Interactive was operated through a joint venture, BiB, which was owned 32.5% each by us and by BT Holdings Limited (“BT”), 20% by HSBC Holdings Plc (“HSBC”) and 15% by Matsushita Electric Europe (Headquarters) Limited (“Matsushita”). On May 9, 2001, we completed the purchase of the shares in BiB held by HSBC and Matsushita and on June 28, 2001, we completed the purchase of the shares of BT.

      The consideration was as follows:

		Payable 18 months
	Paid at	from completion
	completion*	(approximately)
	(£m)	(£m)

HSBC	95	75
Matsushita	71	56
BT	127	122

*	These figures are expressed gross of any stamp duty paid by us.

     The payments made at completion were effected through the issue of new BSkyB ordinary shares. Amounts payable in November 2002 (18 months from completion) will be paid through the issue of new BSkyB ordinary shares or, at the option of BSkyB, loan notes. Our Board has determined that new BSkyB ordinary shares will be issued in satisfaction of this consideration on November 11, 2002.

      In addition, HSBC, Matsushita and BT have the benefit of an earn-out clause which provides that if the valuation of BiB is £3 billion or more, based on agreed criteria, a further (approximately) £75 million will be payable by us to HSBC, £56 million to Matsushita and £122 million to BT, in January or July 2003, through the issue of new BSkyB ordinary shares or, at the option of BSkyB, loan notes. In order to protect the earn-out rights of HSBC, Matsushita and BT, we have undertaken that certain digital interactive television activities shall be carried out by BiB or a subsidiary of BiB until final determination of the earn-out in 2003.

Our Digital Infrastructure

      We have built digital transmission and uplink facilities and have developed (in conjunction with others on a commissioned or licensed basis) a digital conditional access system, customer management systems, and electronic program guide and navigation technology, as well as applications and online return path infrastructure to permit the offering by us of interactive television programming. We have worked with a number of manufacturers and continue to work closely with four selected manufacturers to develop digital satellite set-top boxes based upon our specifications. We are currently working with one manufacturer to develop television sets containing integrated digital satellite and DTT receivers.

      At June 30, 2002, we had entered into agreements committing us until the end of June 2003 to purchase 1.2 million digital satellite set-top boxes from four manufacturers. Our agreements set the price to us of the set-top boxes until the end of fiscal 2003.

      We update the functionality of the set-top boxes via software downloads broadcast via satellite.

      We have also developed a new set-top box, Sky Plus (“Sky+”), which contains two satellite tuners and an integrated personal television recorder allowing approximately 20 hours of programming to be recorded directly on to a hard-disk recording facility contained within the set-top box. This enables digital satellite viewers to watch one live digital satellite program (or a previously recorded program) while simultaneously recording another, pause live TV and automatically record some series of favorite programs. Sky Plus went on sale to the general public at the end of August, 2001. From time to time, we update the functionality of Sky+ via software downloads into the set-top box, broadcast via satellite. One such upgrade, scheduled to be downloaded in the second quarter of fiscal 2003, is the review buffer functionality. This will enable our subscribers with a Sky+ set-top box to rewind live TV.

      Under the terms of our agreement with TiVo Inc., a manufacturer of a personal video recorder, we will continue to provide marketing and customer management support for TiVo’s personal video recorder to September 30, 2003.

DTH Distribution

      We offer our DTH services to both residential and commercial DTH subscribers in the UK and Ireland. Our commercial subscribers include offices, retail outlets, hotels and pubs. Pubs’ subscription charges vary according to the mix of services taken and the rateable value of the establishment. Hotels pay us (other than in respect of their bar areas) a monthly subscription charge based on the mix of services taken and the number of rooms in the hotel.

      At June 30, 2002, both residential and commercial DTH subscribers represented approximately 60% (the balance being made up of subscribers to our wholesale customers) of the total number of UK and Ireland subscribers to our services. Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged.

UK

Digital Satellite Equipment

      In order to receive our Sky digital service, viewers are required to have a digital satellite system which includes a satellite dish, a digital set-top box and a remote control. When we launched Sky digital, the cost of this equipment to the customer without the benefit of any subsidy would have been approximately £400. With the benefit of a subsidy provided by BiB it was £199 (for new customers) or £159 (for existing Sky analog customers). In 1999, we began a new initiative to accelerate the take up of digital satellite by offering free digital satellite systems. This initiative is continuing and we currently provide subscribers with a free digital satellite system (the additional subsidy being provided by the Group) and the purchaser agrees to pay an installation charge which (for standard installation) is now £60 for Sky digital subscribers subscribing to our most comprehensive package of channels, Sky World and £100 for all other Sky digital subscribers and for non-subscribers. Non-subscribers currently also pay £169 for the set-top box.

      Since October 2001, we have offered our subscribers the opportunity to purchase a second set-top box for use at the same residence as their original set-top box. The cost to the subscriber of the second set-top box varies between £99 and £300 depending on the type of set-top box purchased. An installation charge and monthly subscription charge (discounted as against our standard subscription charges (see “Distribution — DTH Subscribers”)) are also payable by the subscriber.

      From time to time, promotional offers are run, and installations may be purchased at discounted prices to those set out above.

      Both satellite equipment and subscriptions to our DTH service (“Sky subscriptions”) are offered by us directly and by a variety of retailers. Among the major UK retailers appointed by us to offer satellite equipment and Sky subscriptions are Dixons, Comet and a subsidiary of Granada. Such retailers are known by us as Authorized Sky Agents or ASAs. The ASAs generally receive commissions from us in connection with the supply of satellite reception equipment under our free digital satellite equipment initiative and subscriptions to our DTH services. The level of sales of subscriptions varies depending upon the time of the year and the degree of promotion and special offers. When a customer obtains his satellite reception equipment, he or she will also obtain a copy of our digital subscription agreement from the retailer or directly from us. A smart card, which is used in the set-top box to decrypt the service, is supplied to the customer by one of our subsidiaries from our subscriber management centers and is generally activated over-the-air by the customer management centers once the installation is complete. Installation services are provided to customers by some of the retailers. We provide installation and equipment repair services through Sky In-Home Service Limited, an installation company which is one of our subsidiaries. In fiscal 2002, approximately 1.3 million DTH systems were installed in the UK (2001: 2.1 million; 2000: 3.1 million)

Ireland

      In Ireland, both satellite equipment and our services are offered directly by us and by a large number of ASAs. Unlike the position in the UK, in Ireland there are no large retailer ASAs. ASAs in Ireland, like their UK counterparts, generally receive commissions from us in connection with the supply of satellite reception equipment under our free digital satellite equipment initiative and subscriptions to Sky’s services sold to DTH customers in Ireland.

      The program packages we offer in Ireland differ to those offered in the UK in that both the BBC1 and BBC2 television channels and the Irish public broadcast channels, RTE, Network 2, and TG4, and the commercial channel, TV3, are available as part of the Sky Family Pack. Additionally, ITV1, ITV2, Channel 4 and “five” (formerly Channel 5) are not available via the digital satellite platform in Ireland. Furthermore, the versions of Sky One and Sky News that we broadcast via DTH in Ireland show different advertisements to those shown on those channels in the UK.

      At June 30, 2002, there were approximately 245,000 DTH subscribers to our services in Ireland.

      Whilst our digital DTH services have been available in Ireland since December 1998, it was not until September 2000 that we made available to DTH subscribers in Ireland the free set-top box initiative (that had been launched in May 1999 in the UK). In September 2002, a limited range of interactive services were provided to our DTH subscribers in Ireland for the first time.

DTH Subscribers

	As at June 30,

	2000	2001	2002

	(in thousands)
Subscribers
DTH subscribers	4,513	5,453	6,101
Cable subscribers	3,735	3,486	4,091
DTT subscribers	740	1,105	—

Total UK and Ireland subscribers	8,988	10,044	10,192

      As at June 30, 2002, we had a total of 6,101,000 DTH subscribers, with the top tier Sky World package taken by nearly 55% of our DTH subscribers.

      Digital churn in total was 10.5% in fiscal 2002 (total churn fiscal 2001: 10%; fiscal 2000: 10.5%).

      In fiscal 2002, we achieved an annual net growth of 793,000 digital DTH subscribers. The future demand and speed of take up of our digital service will depend upon the attractiveness of our digital service, the marketing initiatives adopted both by us and others and the competitive pressures resulting from the availability of competing services such as analog and digital terrestrial and analog and digital cable television.

      We review and change from time to time the DTH subscription fees. The progressive implementation of, and increase in, our DTH subscription fees (inclusive of VAT) per month are illustrated by the following tables.

UK DTH Subscription Fees(1)

	Effective from

	June 1,	January 1,	January 1,
	1999	2001	2002

	(£)	(£)	(£)
Basic Package only	13.00	16.00	16.00
One Sky Premium Channel
Sky Sports 1 or 2(2)	23.00	24.00	26.00
Sky Movies Max	21.00	25.00	27.00
Sky Movies Premier	25.00	25.00	27.00
Two Sky Premium Channels
Sky Movies Max and Sky Sports 1 or 2(2)	25.00	29.00	31.00
Sky Sports 1 and 2(2)	27.00	28.00	30.00
Sky Movies Premier and Sky Movies Max(3)	27.00	30.00	32.00
Sky Movies Premier and Sky Sports 1 or 2(2)	29.00	29.00	31.00
Three Sky Premium Channels
Sky Movies Max and Sky Sports 1 and 2(2)	29.00	31.00	33.00
Sky Movies Premier, Sky Movies Max and Sky Sports 1 or 2 (2)(3)	30.00	32.00	34.00
Sky Movies Premier and Sky Sports 1 and 2(2)	31.00	31.00	33.00
Four Sky Premium Channels
Sky Movies Premier, Sky Movies Max and Sky Sports 1 and 2 (2)(3)	32.00	34.00	37.00

(1)	Figures in this table are in £ sterling. In Ireland, a different price structure applies (see table below). The figures in this table assume that the Basic Package subscribed to is the Sky Family Pack.

(2)	Sky Sports 3 is provided free to all DTH subscribers to Sky Sports 1 or 2, or both. Sky Sports Extra is provided free to all DTH subscribers to both Sky Sports 1 and Sky Sports 2.

(3)	Sky Movies Cinema and the Disney Channel are currently provided free of charge only to subscribers to both Sky Movies Premier and Sky Movies Max (although the Disney Channel is also available as a premium à la carte service).

DTH Subscription Fees in Ireland(1)

	Effective from

	June 1,	September 1,	September 1,	January 1,
	1999 (IEP)	2000 (IEP)	2001 (IEP)	2002 (€)

Basic Package only	13.00	16.00	21.26	27.00
One Sky Premium Channel
Sky Sports 1 or 2(2)	23.00	26.00	31.50	40.00
Sky Movies Max	21.00	24.00	29.14	37.00
Sky Movies Premier	25.00	28.00	33.87	43.00
Two Sky Premium Channels
Sky Movies Max and Sky Sports 1 or 2(2)	25.00	28.00	33.87	43.00
Sky Sports 1 and 2(2)	27.00	30.00	35.44	45.00
Sky Movies Premier and Sky Movies Max(3)	27.00	30.00	35.44	45.00
Sky Movies Premier and Sky Sports 1 or 2(2)	29.00	32.00	37.80	48.00
Three Sky Premium Channels
Sky Movies Max and Sky Sports 1 and 2(2)	29.00	32.00	37.80	48.00
Sky Movies Premier, Sky Movies Max and Sky Sports 1 or 2(2)(3)	30.00	33.00	38.59	49.00
Sky Movies Premier and Sky Sports 1 and 2(2)	31.00	34.00	39.38	50.00
Four Sky Premium Channels
Sky Movies Premier, Sky Movies Max and Sky Sports 1 and 2(2)(3)	32.00	36.00	41.74	53.00

(1)	The figures in this table are in Irish Punts (“IEP”) or Euros (€) and assume that the Basic Package subscribed to is the Sky Family Pack.

(2)	Sky Sports 3 is provided free of charge to all DTH subscribers to Sky Sports 1 or 2, or both. Sky Sports Extra is provided free to all DTH subscribers to both Sky Sports 1 and Sky Sports 2.

(3)	Sky Movies Cinema and the Disney Channel are currently provided free of charge only to subscribers to both Sky Movies Premier and Sky Movies Max (although the Disney Channel is also available as a premium à la carte service).

      Our DTH subscribers may buy the Sky Premium Channels through any one of six types of basic packages. Subscribers who purchased digital satellite equipment prior to the free equipment offer introduced in May 1999 were not affected by the price increases implemented on June 1, 1999 and their subscription charges were frozen until September 2001.

      Our subscribers are sheltered from any subscription fee increase within the first 60 days of their contract. In addition, we contractually commit with our DTH subscribers not to increase any package price by more than 10% within the first 12 months of a subscriber’s contract.

      Sky Talk Select, our new telephony service, has been available to our DTH subscribers free of charge since August 2002. As with its predecessor, Sky Talk, it provides savings on the price of national and international telephone calls against the standard telephone rates offered by British Telecommunications plc. (“BT”), but now without the need to dial a pre-fix number.

      We have concluded an agreement with BT Retail’s consumer division to offer our DTH subscribers BT’s access-only broadband ADSL product on special terms. We launched the offer in October 2002 and we provide support through a variety of marketing and advertising initiatives. The agreement will ensure that our DTH subscribers have access to a highly competitive offering as demand for broadband internet access develops.

      We provide to certain of our DTH subscribers a magazine as part of their subscriptions called “Sky the Magazine” (previously, Sky Customer Magazine).

Cable Distribution

United Kingdom

      Historically there has been a number of cable operators in the UK. However, a significant number of mergers has resulted in two major multiple system cable operators, ntl and Telewest, holding almost all of the UK franchises. Both of these operators have launched a digital cable service across the majority of their cable systems.

      We are currently a leading supplier of premium pay TV programming to cable operators in the UK for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels. We currently have contracts and/or arrangements with both ntl and Telewest for the re-transmission of Sky Channels to their subscribers. We estimate that, as of June 30, 2002, the subscribers to these cable operators’ networks represented approximately 99% of all cable subscribers in the UK. Both ntl and Telewest carry on their broadband cable networks the majority of the Sky Channels. Neither of them currently carries Sky Travel or Sky Sports Extra or the enhanced Sky Channel services, such as Sky News Active and Sky Movies Active. Most narrowband cable networks have a more limited channel capacity and do not generally carry all Sky Channels.

      At June 30, 2002, there were approximately 3,486,000 UK cable subscribers (including broadband, narrowband, SMATV and ADSL subscribers) to our programming. Whilst the number of cable subscribers to our services has increased in fiscal 2002, the overall trend is a decrease in the cable subscriber base in the UK. A large majority of cable homes (broadband, narrowband and SMATV) in the UK currently receive at least Sky News and/or Sky One as part of the basic service package offered by their cable operator, and as at June 30, 2002, approximately 24% of these homes subscribed to one or more of the Sky Premium Channels.

      Cable operators pay us a monthly per subscriber fee per channel in respect of their subscribers to the Sky Basic Channels and, for the Sky Premium Channels, a monthly per subscriber fee per package of channels. Under the cable rate card (applicable to carriage of the Sky Premium Channels only), which was in force until January 2002, cable operators were able to select between two available discount structures. The first discount structure, referred to as the “Pay to Basic Version”, enabled operators to achieve varying levels of discount depending on the pay (i.e. Sky Premium) channel to basic channel ratios they achieved, their historic subscriber volume, and how their penetration compared with the rest of the industry. The second discount structure, referred to as the “Premium Pay Units Version”, enabled operators to achieve varying levels of discount based on the ratio of Sky Premium Channels units they sold relative to the number of homes that potentially had access to their cable systems (irrespective of whether or not they actually took the operator’s cable services).

      On January 18, 2002, we informed our wholesale customers that we were modifying our wholesale prices for the Sky Premium Channels so as to be consistent with statements made by the UK Office of Fair Trading (“OFT”) in the context of its ongoing investigation into our wholesale pricing (see “Government Regulation — UK Competition Law Regime — The Competition Act 1998 — Effect on Us”). Under this new pricing arrangement, the previous rate card was replaced by a wholesale price tariff setting out a monthly per subscriber fee per package of Sky Premium Channels with no additional discounts being available to cable operators. The effect of these new wholesale prices has been broadly neutral on our wholesale revenue. These prices were modified further with effect from July 1, 2002, again for consistency with the OFT’s statements. The effect of these new wholesale prices is expected to be broadly neutral on the Group’s wholesale revenue. Like the previous rate card, the new rate card allows cable operators to offer their customers any choice or combination of the Sky Channels.

      With respect to the Sky Basic Channels (which are not included in our current wholesale rate card), we negotiate separate commercial arrangements with cable operators for the carriage of these channels.

Ireland

      In Ireland, cable subscriber fees for Sky Premium Channel subscribers are charged on a per subscriber per channel package basis. The level of prices charged to cable operators for most Sky Channels is lower than in the UK.

      At June 30, 2002, there were approximately 605,000 Irish cable subscribers to our programming. We currently have arrangements in place with ntl Ireland and Chorus, the two leading Irish cable operators, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl Ireland and Chorus, have launched, albeit on a limited basis, digital cable services in Ireland.

DTT Distribution

      ITV Digital launched its pay DTT service on November 15, 1998. Until the end of April 2002, we authorised ITV Digital to distribute versions of Sky Movies Premier, Sky Movies Max, Sky Sports 1, Sky Sports 2, Sky Sports 3 and Sky One by means of DTT. On March 27, 2002, ITV Digital was placed into administration. On April 30, 2002, the ITV Digital DTT service was closed. Following the closure of ITV Digital, the DTT licenses previously held by ITV Digital were put out to tender by the Independent Television Commission (“ITC”). On July 4, 2002, the ITC announced that it had made a conditional decision to award the multiplex licenses previously held by ITV Digital to the British Broadcasting Corporation (“BBC”) and Crown Castle UK Limited (“Crown Castle”) for an initial 12 year term. As part of an agreement with Crown Castle, we have agreed initially to supply versions of three of our channels, namely Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform. On August 16, 2002, the ITC confirmed its conditional decision of July by granting the licenses for multiplexes C and D to Crown Castle and the license for multiplex B to the BBC. See “Government Regulation — Broadcasting and Telecommunications Regulation — United Kingdom — Our Television Services Licenses — Media Ownership”.

Advertising

      We continue to sell advertising for all of the 11 Sky Channels (as well as for their multiplexes) and also act as the advertising representative for the National Geographic Channel, Adventure One, Hallmark, the History Channel, the Biography Channel, MUTV, Chelsea TV, the eight Discovery Channels (Discovery, Home and Leisure, Travel and Adventure, Wings, Sci-Trek, Civilisations, Health and Animal Planet) and the six EMap channels (Q, Kiss, Magic, Kerrang, Smash Hits and The Box). We sell advertising time across all of our channels, but can sell on a specific channel basis where requested.

      Across all UK multi-channel homes, our share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) at June 30, 2002 was (according to BARB estimates) 17.3%, slightly down from 18.0% at the end of the previous fiscal year (fiscal 2000: 18.7%). Our subscribers’ households tend to be younger and more affluent than the average UK household and reflect the 16-34 year old and ABC1 demographics sought by many advertisers. In April 2000, we were the first UK broadcaster to trial interactive advertising. Since then, over 150 interactive campaigns have been broadcast by us and others via the digital satellite platform.

Competition

      We are involved in the industry as a channel provider, a distributor of TV services and (in administering through our subsidiary, Sky Subscribers Services Limited, a population of DTH set-top box decoders), a DTH platform operator. We therefore compete with a number of communications and entertainment companies both to obtain programming and for distribution.

Terrestrial Television Channels

      We compete at all levels with the five traditionally analog terrestrial channels (BBC1, BBC2, ITV1, Channel 4 and “five”) broadcasting free-to-air in the UK (which are now also available via digital DTH, cable and DTT, and, in the case of DTH and DTT, on a free-to-air basis). Amongst other things, we compete with these five channels for the acquisition of programming and viewers and we compete with ITV1, Channel 4 and “five” for advertising sales and viewers. Each of these five channels provides general entertainment, movies and sports television programming. BBC1 and BBC2 are funded by a license fee levied on all UK TV homes and do not sell advertising. ITV1 (Channel 3) is divided into a number of geographical and temporal franchises which are operated under license by a number of different broadcasters. ITV franchisees, Channel 4 and “five” derive their revenues principally from advertising sales and the sale of programming to other broadcasters. Because we and the five analog terrestrial channels all require films, sports, general entertainment and/or other programming to attract viewers, there have been and may in the future be bidding competitions which could increase our programming acquisition costs or mean that certain programming may not be available to us.

      In the case of pay TV agreements with the Majors, we generally acquire different rights to those that are usually offered to free-to-air terrestrial channels in accordance with the UK sequential distribution pattern. For example, licenses are usually offered to the free-to-air terrestrial channels to show these films for a free-to-air TV window which typically commences only after the expiry of our exclusive pay TV window.

      With respect to sports programming, we have been able to secure a number of significant contracts granting us exclusive rights to broadcast live many popular events, but certain of the free-to-air terrestrial broadcasters have also secured exclusive rights to broadcast live other popular sporting events. In addition, our rights in respect of certain live sporting events are non-exclusive and certain terrestrial broadcasters have also secured rights to the same event or to other matches played as part of the same competition. We therefore compete directly with such terrestrial broadcasters for audiences.

      Certain sporting and other events of national interest are not permitted to be shown exclusively live on pay TV (see “Government Regulation — Broadcasting Telecommunications Regulation — United Kingdom — Our Television Services Licenses — Listed Events — Limits on Exclusive Distribution Rights”). The effect of such events being classed as listed events is that we are not able to secure such product for broadcast on our channels.

      With respect to general entertainment programming for Sky One, we are often in direct competition with the free-to-air terrestrial channels. Where direct competition has occurred, we have generally sought to acquire the first broadcast rights to such programming.

Cable Operators

Competition in Programming

      Whilst we are currently a leading supplier of premium programming to cable operators in the UK, cable operators are potential competitors for programming rights such as exclusive live broadcast rights to certain sporting events. For example, ntl directly bid against us in its attempt to obtain the exclusive live pay TV broadcast rights to Premier League football until the end of the 2003/04 season. Further, competition between us and other channel providers or programming providers (including cable operators) may, from time to time, increase our programming costs. A consortium of cable operators launched an analog pay-per-view movie service in March 1998 called “Front Row”. In October 2000, Front Row replaced the Sky Box Office pay-per-view movies service on the former Cable & Wireless Communications plc’s cable systems, now owned by ntl, although ntl continues to receive certain pay-per-view events from our Sky Box Office service. On digital cable systems, Front Row has also launched a near-video-on-demand service similar to the service we offer to DTH subscribers. Furthermore, Telewest owns and operates one of the largest suppliers of television channels, Flextech, which provides channels to both cable operators and to the DTH platform.

Competition in Distribution

      Cable operators compete with us as an alternative service to DTH distribution and carry the majority of the Sky Channels. There are a limited number of areas where it may not be economically feasible to offer cable TV services, such as homes in some rural areas. Equally, there are also limited areas in the UK, such as conservation areas, where, due to planning and local regulations, DTH satellite reception equipment may not be installed. Both ntl and Telewest have launched digital cable services in the UK, although cable networks only currently extend to cover approximately 50% of UK homes.

      Cable distribution of the Sky Channels represents a source of additional operating income. A reduction in or the loss of such operating income would negatively affect our business.

Digital Terrestrial Television

      Following the closure of ITV Digital in April 2002, the DTT licenses previously held by ITV Digital were put out to tender by the ITC. On July 4, 2002, the ITC announced that it had made a conditional decision to award the multiplex licenses previously held by ITV Digital to the BBC and Crown Castle for an initial 12 year term. As part of an agreement with Crown Castle, we have agreed initially to supply versions of three of our channels, namely, Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform. On August 16, 2002, the ITC confirmed its conditional decision of July by granting the licenses for multiplexes C and D to Crown Castle and the license for multiplex B to the BBC. In addition to the grant of these licences, there remains some capacity on the DTT platform for other free-to-air channels, and the possibility that a small pay TV service could be introduced in the future.

      The BBC and Crown Castle launched a number of the free-to-air services to be transmitted via multiplexes B, C and D at the end of October 2002 under the generic brand “Freeview”. These services include the versions of the three channels which we have agreed initially to supply via DTT (Sky News, Sky Sports News and Sky Travel). The generic brand “Freeview” covers not only free-to-air services transmitted via multiplexes B, C and D, but also a number of free-to-air services (including those provided by the BBC) transmitted via other DTT multiplexes.

      In Spring 2002, Pace Micro Technology launched a set-top box that plugs into an analog television set and provides access to non-pay TV channels broadcast via DTT. Since that time, a number of other manufacturers, including Grundig, Nokia, Panasonic and Pioneer, have launched similar set-top boxes, providing access to DTT services. In light of the imminent changes to the DTT services currently available in the UK, we cannot predict the impact these set-top boxes may have on the take up of our digital satellite pay TV services, although some consumers will choose to take free-to-air DTT services in preference to a pay service from us or a cable operator.

Other Channels

      In addition to competing for programming, advertising and viewers with the Sky Distributed Channels, the Sky Channels face similar competition from other TV channels broadcast via satellite and/ or via cable and/or via DTT. Via satellite, these channels may be broadcast in an unencrypted form, automatically entitled encrypted form or may be independently retailed pay TV channels. Both the unencrypted form and the automatically entitled encrypted form channels (which together currently amount to 150 digital satellite channels (including radio services)) can be received by anyone with appropriate Astra satellite reception equipment (including, in certain cases, a smart card for the reception of automatically entitled channels) without payment of a subscription fee. Some of these channels are also retransmitted by cable operators. Other than the digital satellite versions of the analog terrestrial channels (BBC 1, BBC 2, ITV 1, Channel 4 and “five”), none of these channels individually has a viewing share in the UK that approaches the combined Sky Channels.

      There are thirteen digital encrypted satellite pay TV services for DTH reception retailed independently of us. These are The PlayboyTV/ Adult Channel, The Fantasy Channel, Sony TV Asia (south east Asian programming), B4U (Indian movies), Zee TV, Zee Music, Zee Cinema, Bangla TV, ARY Digital, Prime TV, Ekushey TV, Sirasa and South For You. There are additionally nine such pay-per-view services: Tantalise TV, the six Red Hot adult pay-per-view services and the two Setanta Sport pay-per-view services.

Emerging Technologies

      It is too early to predict the competitive impact of DVDs, PCs, games consoles and/or emerging technologies such as video-on-demand (“VOD”), third generation cellular telephone networks (3G) and digital subscriber loop (“DSL”) networks, whether on a program or distribution level.

Home Videos

      Home video sales and rentals (including DVDs) have historically been strong in the UK. In addition to offering viewers an additional source of programming other than that available on terrestrial, cable or satellite TV, the video window for new films generally starts before both the pay TV window and the pay-per-view television window. The video window typically commences approximately 6 months following a film’s UK cinema release. The pay-per-view television window generally commences 6 months later. We have been able to develop a significant subscriber base for our pay-per-view services and movie channels notwithstanding such competition from the home video industry and increased competition from DVDs.

Advertising

      Our primary competitors for TV advertising sales are Granada plc and Carlton Communications plc, which between them sell advertising on behalf of all the Channel 3 licensees and ITV 2, as well as some smaller channels, Channel 4 (which includes E4) and ‘’five”. Based upon BARB survey estimates, in fiscal 2002 ITV 1 and Channel 4 were available to approximately 24.6 million TV homes in the UK (both digital and analog), with approximately 80% of these receiving an acceptable “five” terrestrial analog signal. In addition, according to BARB, approximately 10.5 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV 1 and Channel 4 have a significantly greater overall UK TV viewing share than any individual Sky Channel. As a result of the ability of ITV 1 and Channel 4 to reach all UK TV homes, these channels are able to generate greater advertising revenues than we do. We also compete with the Sky Distributed Channels and all other commercial channels for TV advertising sales.

      Within UK satellite and cable TV homes, however, the Sky Channels in aggregate, attract substantial viewing levels which are comparable to some of the traditionally analog free-to-air terrestrial channels. This suggests to us that, as the number of satellite and cable TV homes increases, our competitive position with respect to advertising revenues may improve. The Sky Channels jointly have an overall viewing share (within UK satellite and cable TV homes) significantly greater than that of Channel 4 and “five” in those homes, although the Sky Channels’ joint viewing share is still substantially less than that of ITV 1 in these homes. However, in digital satellite homes, the viewing share of the Sky Channels is close to that of ITV 1. Based upon BARB surveys for the 52 weeks ended June 30, 2002, the viewing shares in UK satellite and cable homes of the five analog terrestrial channels and the combined Sky Channels were, respectively, BBC1 20.4%, BBC2 6.9%, ITV1 19.8%, Channel 4 6.8%, ‘’five” 4.5%, and the Sky Channels 12.1%, of which Sky One accounted for 30.7% of the Sky Channels’ viewing share. The remaining 29.5% of viewing was of other (non Sky) satellite and cable channels.

Technology and Infrastructure

      We control access to encrypted DTH channels through the software and hardware in smart cards which are inserted in a subscriber’s set-top box, working in conjunction with back-end systems, which deliver messages to such cards. A smart card is a plastic card, the size of a credit card, carrying an embedded computer chip that implements the secure management and reception of decryption keys necessary to descramble encrypted and regionalized TV channels and thereby enable and disable viewing according to whether the subscriber is authorized to receive a particular service. Access to encrypted programming decoded by a smart card can be controlled by us through an over-the-air addressing instruction included in the broadcast signal. Apart from the smart cards, we do not own the satellite reception equipment at DTH viewers’ homes (this equipment is owned by the subscriber, even after they churn). All costs associated with the acquisition of subscribers including the cost of satellite reception equipment are charged immediately to the profit and loss account and are therefore not included within capital expenditure. Our overall capital expenditure represented approximately 4% of revenues in fiscal 2002. We have £5.9 million of capital expenditure in fiscal 2003 which has been contracted for, but not provided for in our financial statements, of which approximately 60% relates to information technology infrastructure.

      We have made, and continue to make, sufficient capital investment in our infrastructure to ensure the efficiency and effectiveness of our service. By deploying a common Electronic Programme Guide (“EPG”) across all set-top boxes we have been able to achieve a very high degree of integration with the broadcast scheduling and playout systems, and thereby deliver a consistency of user experience, and functionality, across our entire customer base.

      Underpinning the EPG in the set-top box is an operating system which we license from OpenTV, Inc. The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all set-top boxes once the application is downloaded off-air. This simplifies application development, and ensures universal availability of services to all set-top boxes. Each set-top box is fully licensed in perpetuity upon payment by us to OpenTV of a per set-top box royalty.

Encryption of Digital Services

      VideoGuard is a proprietary conditional access technology which can be used to encrypt and decrypt digital services. We use it to control DTH viewers’ access to encrypted satellite non-subscription channels (automatically entitled encrypted form) and encrypted digital pay and pay-per-view TV and audio channels broadcast on digital satellite for reception in the UK and Ireland. We commissioned NDS Group plc (a subsidiary of News Corporation) to design and develop some elements of the VideoGuard system as part of our digital satellite project, with additional scope to use the VideoGuard system to protect the provision of interactive services.

      We use the VideoGuard technology and distribute smart cards in the UK and Ireland under an agreement with NDS which expires in 2010, but is renewable, at our option, for a further three years. Our arrangements include the exclusive use in the UK and Ireland of certain core security elements unique to our digital satellite service. NDS supplies smart cards and undertakes ongoing security development and other support services in return for the payment of fees by us.

Encryption of Third Parties’ Channels

      Any potential DTH broadcaster wishing to operate and independently distribute an encrypted TV service within the UK and Ireland in either analog or digital needs either to acquire an alternative encryption and conditional access technology from someone other than us and build its own decoder base capable of receiving transmissions encrypted using that technology, or, in respect of digital services, contract with us for conditional access services in respect of access to the installed VideoGuard decoder base.

      We make digital conditional access services available to third-party broadcasters with or without customer billing and other customer management services.

      As at November 1, 2002, there were 38 third party television channels (other than the Sky Channels and the Sky Distributed Channels) using VideoGuard for digital encryption of their channels for broadcast into the UK and/or Ireland. These include the BBC channels, ITV1, S4C, “five”, The Fantasy Channel, The Red Hot Channels, The Playboy TV/Adult Channel, and a number of other channels, such as Sony Entertainment Television Asia, the Setanta pay-per-view sports channels and the B4U movie channel. The “u>direct” film and sports PPV service, which accounted for an additional 19 channels, ceased broadcasting in August 2001.

      The supply of digital conditional access services is regulated by the Director General of Telecommunications. See “Government Regulation — European Community — Transmission Standards Directive”.

Encryption Generally

      Transmissions using VideoGuard are encrypted prior to being uplinked, or transmitted, to the satellites. The signal from the satellite is received by a subscriber via a satellite dish and is decrypted via a smart card inserted into a set-top box. The smart card receives instructions as to whether to enable, disable, upgrade or downgrade a subscriber’s level of service via the data stream sent to the decoder within the broadcast signal.

      In the case of delivery to cable operators, they generally receive our signal via secure landlines. We also provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator’s feed into its cable transmission system, permitting decryption of the signal received from the satellite, which the operator in turn distributes to those of its subscribers who are authorized and equipped to receive the service.

      In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to protect against unauthorized DTH reception of our services. Although historically there have been instances of unauthorized analog DTH reception, we believe that there has been no material loss over the past three fiscal years as a consequence of the same. We believe that there are no VideoGuard pirate devices capable of unauthorized decryption of our services at this time in the market. We take, and will continue to take, appropriate measures to counter unauthorized reception, including implementing effective over-the-air countermeasures and seeking all available legal remedies, both civil and criminal, reasonably available to us. We also periodically replace all smart cards in circulation with smart cards containing progressively more sophisticated technology. Such replacement has the effect of rendering useless all smart cards then in circulation, whether genuine or counterfeit. We are actively working with cable companies in the UK to investigate the use of any cable piracy devices. We believe that we have suffered a loss of wholesale cable revenue as a result of the availability of cable piracy devices. We are unable to quantify this loss, including whether or not such amount is material. We have not invoiced any cable company in respect of such lost cable revenues and therefore such lost revenues have not been recognised within our financial statements.

      We also provide digital access control services for interactive services, including using a telephone return path to carry out transactions between supplier and viewer. These access control services are regulated by the Director General of Telecommunications.

The Customer Management Centers and Sky In-Home Service Limited

      Our two existing customer management centers are based in Scotland. Their functions include the handling of orders from subscribers, the establishing and maintaining of accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centers to play a key role in managing the level of churn. We provide customer management services for the Sky Channels and the Sky Distributed Channels. The customer management centers interface with the subscriber card management system which handles the administration and distribution of smart cards and the encryption and entitlement of all digital channels. In addition to providing digital customer management services for the Sky Channels and the Sky Distributed Channels, we also currently provide, through one of our subsidiaries, digital customer management services for three third party channels: The Fantasy Channel, S4C and Setanta Sports. In addition we provide customer management for interactive television services, certain internet services and TiVo.

      The customer management centers also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides a nationwide installation service of digital satellite equipment directly into customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base.

Satellites

      We lease the majority of the transponders that we use for digital transmissions for reception by both DTH viewers and cable operators, from Société Européenne des Satellites S.A. (“SES”), the operator of the Astra satellites. SES is a Luxembourg company in which the Luxembourg government controls a significant stake. We also lease transponders via a sub-lease from BT Telecommunications plc on the Eurobird satellites, owned and operated by Eutelsat.

      We use some of the transponders that we have leased for the Sky Channels. Some transponder capacity (and in some cases all of the capacity on a particular transponder) is subleased to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels. Four full transponders have been subleased by us to Sky Interactive, one of our wholly owned subsidiary companies.

      We no longer lease any transponders for analog transmissions following the cessation of broadcast of our analog services in September 2001.

      For the transmission of the digital satellite service, we have 28 transponders leased from SES on SES’ satellites at 28.2 degrees East (“the second orbital location”). Currently we are using transponders on Astra 2A, 2B and 2D.

      All but five of our digital transponder leases from SES continue for a period of 10 years with varying end dates between 2008 and 2011. The remaining five leases expire between 2005 and 2008. We have rights to extend certain of the initial lease periods.

      Eutelsat launched the Eurobird 1 satellite in March 2001. This satellite is located at 28.5 degrees East. We have leased from BT Telecommunications plc four transponders on this satellite. The term of these digital leases is 12.5 years from the operational service date of the satellite.

      We have arrangements in place with SES pursuant to which back-up capacity may be available for some of our transponder frequencies based on an agreed satellite back-up plan.

      To date, we have not experienced any significant disruption of our transmissions. However, the operation of both the Astra and Eutelsat satellites is outside our control and a disruption of transmissions could have a material adverse effect on our business, depending on the number of transponders affected and its duration. Except to a very limited extent, we have not taken out any insurance with respect to our transponders or satellite failure. We nevertheless have put in place disaster recovery plans in the event that we were to experience any significant disruption of our transmissions.

      We have been designated a “non pre-emptible customer” under each of our transponder leases. Where transponders are non pre-emptible, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES in favor of another broadcaster which has pre-emption rights over capacity in preference to some other customers.

      Our transponder leases with SES provide that our rights are subject to termination in the event that SES’s franchise is withdrawn by the Luxembourg government.

Playout and Uplink Facilities

      Our uplinking facility, located in Chilworth, provides uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird satellite. The site has primary and backup uplinking capability for the Astra 2A and 2B services.

      This facility also currently provides telemetry and tracking services for the two Marcopolo satellites sold by us in fiscal 1992 and fiscal 1994.

      The majority of our television channels are played out from one of the buildings on our main site at Isleworth. The exception to this is our near-video-on-demand film service which is cached to the Chilworth facility prior to the films being due for broadcast and then played out continuously over a seven day period or longer. The Isleworth sourced channels are fed to the uplink site at Chilworth using a fibre link, which is backed up by a diversely routed secondary link in case of any malfunction in the primary fibre route. In the event of failure at the Isleworth building that houses the playout facilities it is possible to originate these channels using alternative facilities both in other buildings on our own site and from alternative sites. This restoration of services would not be immediate and plans are being developed to improve this situation.

      We also have access to an alternative routing for the cable link between our principal offices in west London and our uplink facility. This alternative line is provisioned in case of any malfunction in the cable link affecting any of our channels.

      We have agreed with third parties to provide uplinking facilities in respect of those services for which we also sub-lease transponder capacity.

      We are currently constructing a second uplink facility at Fair Oak, approximately 10 miles east of Chilworth, which we are financing from our existing resources. The first phase of this is complete and provides backup uplink facilities for the services on the Astra 2D and Eurobird satellites. The second phase, which is in progress, will provide further backup facilities for the services carried on the Astra 2A and 2B satellites. This is expected to be operational by November 2002 in respect of the services carried on the Astra 2A satellite, and March 2003 in respect of the services carried on the Astra 2B satellite. Our past expenditure to date in respect of Fair Oak is approximately £10 million. We expect our future expenditure to be approximately a further £4 million.

Emerging Technologies

      We are currently looking at possible means of distributing our services other than by DTH, cable and DTT, such as DSL, Digital Audio Broadband, Internet, EPRS and third generation cellular telephone networks (3G). Since 1999, Sky has made certain of its channels available for redistribution on the DSL network operated by Kingston Communications in and around Hull, England, on a commercial trial basis. On November 1, 2002, a new commercial trial arrangement came into effect under which we retail certain of our channels and a number of other channels owned by third parties to subscribers via that DSL network.

      We have developed an Internet compatible microbrowser application to work with current digital satellite set-top boxes which deploys an enhanced Wireless Mark-Up Language (WTVML). Whilst not enabling access to the Internet, the nature of the microbrowser makes it suitable for the vast majority of e-TV and e-business applications on a digital TV platform. In addition to its use within our set-top boxes, we are exploring opportunities to use this technology on other devices.

Minority Equity Investments

      We intend to provide a variety of content to users wherever and whenever they want it in the UK including through televisions, personal computers and mobile telephones. In November 1999, we formed Sky New Media Ventures plc to invest in online ventures. In fiscal 2000, we made several investments in interactive and other Internet businesses. These now include: (1) a 21.2% interest in Mykindaplace.com Limited, a website business aimed at teenage girls; (2) a 7.8% interest in Streets OnLine Limited, an entertainment products Internet retailer and (3) an approximately 0.4% interest in Letsbuyit.com N.V., which operates a website designed to bring consumers together to benefit from savings on consumer products. Following the completion of our purchase of 100% of BiB in June 2001, we inherited equity in several investments made by BiB. These now equate to (1) a 10.9% interest in Kitbag Sports Group Limited, which operates Kitbag, a sports clothing website and (2) an 8.3% interest in Upmystreet.com Limited which operates a local information website, upmystreet.co.uk. On July 2, 2001, we sold our approximately 9% stake in Static 2358 Holdings Limited to OpenTV Corp, in return for a combination of cash and OpenTV stock. We now hold approximately 0.5% of OpenTV Corp, an interactive TV and media technology and services supplier. In February 2002, we sold our equity interest in Gameplay, a computer games portal and community. In the fourth quarter of fiscal 2001, Toyzone.co.uk Limited, an online toy retailer in which we had an equity interest, went into liquidation. Our equity interest in Sportal International

Limited, a sports-focused Internet company, has, since our original investment in fiscal 2000, been diluted to nil.

      We have minority interests in the parent companies of five soccer teams that are competing in the English Premier League this season: Manchester United, Chelsea, Leeds United, Sunderland and Manchester City. We are the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by four of these clubs (which excludes those rights required to be negotiated collectively): Leeds, Sunderland, Manchester City and Chelsea. In addition, we have formed a joint venture with Chelsea Village plc, Chelsea Digital Media Limited (of which we own a 20% equity interest), to carry on certain media, e-commerce, telecommunication and internet related activities of Chelsea Village plc, including the operation of the Chelsea TV channel.

Other Investments

      On July 12, 2000, we acquired Sports Internet Group plc (now Sports Internet Group Limited), then an AIM listed company, that designs and maintains third party sports Web sites as well as its own Web sites. As a result, Sports Internet shareholders received our shares in exchange for their shares in Sports Internet. The company also owns a bookmaker which offers a telephone betting service (under the brand name Surrey Sports) and via the Internet and via our interactive television services (under the brand “SkyBet”).

      In July 2001, we reached an agreement with Ladbrokes, the betting and gaming division of Hilton Group plc, to form a 50:50 joint venture to develop and operate a fixed odds and pools betting business linked to the Sky Channels. The joint venture was also to provide sports betting on our Internet sites and via the telephone. We were to contribute our bookmaker to the joint venture. On October 16, 2001, we announced that we and Ladbrokes had agreed not to pursue the proposed joint venture.

New Markets

      We examine and discuss with third parties, from time to time, acquisition possibilities and joint ventures in media-related areas in the UK, continental Europe and elsewhere.

KirchPayTV GmbH & Co. KGaA (“KirchPayTV”)

      On February 8, 2002, we issued our half-year results to December 31, 2001. Included within those results was a full impairment write-down (from £985 million to zero under UK GAAP and from £643 million to zero under US GAAP) of our investment in KirchPayTV. On May 8, 2002, KirchPayTV filed to commence insolvency proceedings and on August 1, 2002, formal insolvency proceedings were opened. A detailed description of the background to our investment in KirchPayTV, its performance since the date of its investment and its current status, is set out below.

Background to Our Investment in KirchPayTV

      The Kirch Gruppe was comprised of media-related entities which were controlled directly or indirectly by Dr. Leo Kirch and The Kirch Foundation. Taurus Holding GmbH & Co KG (“Taurus Holding”) formerly known as Kirch Holding GmbH & Co. KG, was the central holding company for all of the Kirch Gruppe’s activities which comprised (i) KirchPayTV, the intermediate holding company for the Kirch Gruppe’s interests in pay television, (ii) Kirch Media GmbH & Co. KGaA (“Kirch Media”), the intermediate holding company for the Kirch Gruppe’s interests in free-TV, rights trading, and production and film technology companies, and (iii) KirchBeteiligungs GmbH & Co. KG (“Kirch Beteiligungs”), the intermediate holding company for the Kirch Gruppe’s interests in print, film production and distribution, decoder and software development companies and, most recently, the Formula One automobile racing organisation (together the “Kirch Gruppe”). Taurus Holding formed KirchPayTV in 1999 by combining its 100% holding in DF1 Digitales Fernsehen GmbH & Co. KG (“DF1”), which provided multichannel digital pay television services in Germany and Austria; its 25% ownership interest in PREMIERE Medien GmbH & Co. KG (“Premiere”), a premium digital and analog pay-TV station in German-speaking Europe; and its 40% ownership interest in

Teleclub AG, which operates pay-TV in Switzerland. Subsequently, KirchPayTV acquired the remaining 75% interest in Premiere.

      Through its subsidiary, Pay-TV Rechtehandels GmbH & Co. KG, KirchPayTV had rights to a pay-TV library sublicensed from Kirch Media, which included feature films, TV movies and television series. KirchPayTV also held interests in various joint venture channels and was a shareholder of Kirch InterMedia (formerly known as Kirch New Media), which bundled multimedia activities within the Kirch Gruppe.

      We acquired a 24% interest in KirchPayTV on April 14, 2000, for consideration consisting of DM 1 billion in cash and the issuance to KirchPayTV of 78,019,778 new BSkyB ordinary shares. Prior to our investment in KirchPayTV, KirchPayTV was 100% owned by Taurus Holding.

      The purpose of our acquisition of an interest in KirchPayTV was to give us a foothold in the German pay-TV sector. Both we and the Kirch Gruppe believed that the combination of DF1 and Premiere as KirchPayTV, together with our experience in building one of Europe’s most successful subscription television services, would lead to significant opportunities for growth of the KirchPayTV business.

Terms of Our Investment in KirchPayTV

      On December 3, 1999, we entered into an Investment Agreement with Taurus Holding (“Investment Agreement”) under which we agreed to acquire a 24% equity interest in KirchPayTV, subject to certain conditions. Through a 100% directly owned subsidiary of BSkyB, BSkyB GmbH (“BSkyB Germany”), we agreed to acquire limited and general partner interests in KirchPayTV through holding entities in return for cash consideration of DM 1 billion and the issuance to KirchPayTV of 78,019,778 new BSkyB ordinary shares (representing a 4.27% interest in the enlarged issued share capital of BSkyB at the time of the investment). The number of BSkyB ordinary shares issued to KirchPayTV was based on a three-month average historical price per BSkyB ordinary share of £6.30, resulting in an agreed value for the aggregate consideration of DM 2.526 billion.

      At the closing price of £7.975 per BSkyB ordinary share on December 3, 1999, the shares to be issued to KirchPayTV by us were valued at approximately £622 million. When the investment was completed on April 14, 2000, the closing price per BSkyB ordinary share was £15.21. Our total cost of investment in KirchPayTV was therefore recorded as £0.96 billion under US GAAP and £1.5 billion under UK GAAP, the difference being due to the changes in our ordinary share price between the reference dates for the valuation of the consideration under US and UK GAAPs (December 3, 1999, and April 14, 2000, respectively).

      The acquisition was subject to approval by the European Commission under EC merger control legislation. The Commission authorised our participation in KirchPayTV, subject to compliance with certain commitments, on March 21, 2000. The Commission’s approval is subject to an appeal to the European Court of First Instance by the German public service broadcaster, ARD. The oral hearing took place in January 2002 and the decision of the Court is awaited. Meanwhile, the appeal does not affect our ownership interest in KirchPayTV.

      Subsequent to gaining this approval, in accordance with the Investment Agreement, at the closing on April 14, 2000, we and Taurus Holding entered into, and subsequently amended, a shareholders’ agreement (“Shareholders’ Agreement”) under which we were granted positions on the KirchPayTV Supervisory Board (see further below), and information, consultation and approval rights over certain limited decisions of KirchPayTV. Management control of KirchPayTV remained with Taurus Holding.

      Under the terms of the Shareholders’ Agreement, we were also granted an option to transfer, in certain circumstances, our interests in BSkyB Germany GmbH & Co. KG (“BSkyB General Partner”) and BSkyB Holdings GmbH (“BSkyB Holding”), the entities holding directly and indirectly our limited and general partner interests in KirchPayTV, to Taurus Holding (the “Put Option”). The Put Option was exercisable by us from October 1, 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV had occurred before such date. Under the terms of the Put Option, upon exercise and completion thereof, we were entitled to receive from Taurus Holding as consideration for the relevant interests, an amount equal to the price paid by BSkyB Germany (i.e. DM 2.526 billion or approximately Euro 1.3 billion) plus 12 per cent per annum compound interest on such payment, accruing from the date payment was made by BSkyB Germany in 2000.

      Additionally, under the terms of the Shareholders’ Agreement, we were granted the right to appoint approximately one third of the KirchPayTV Supervisory Board (two members). The main purpose of the Supervisory Board was to monitor the management of KirchPayTV. It did not have the right to exercise management functions nor the power to restrict management activities.

      Dr. Dieter Hahn, the managing director of Taurus Holding, was appointed as a non-executive director on the Board of BSkyB on May 5, 2000. Dr. Hahn resigned from the Board of BSkyB on February 6, 2002.

Performance of KirchPayTV

      At the time we acquired our interest in KirchPayTV, it was the expectation of both ourselves and the Kirch Gruppe that KirchPayTV would increase the number of subscribers to its digital pay-television service and that Taurus Holding would cause KirchPayTV to carry out an initial public offering of KirchPayTV by December 31, 2003. It was also the intention that, following the investment in cash and in BSkyB shares of DM 2.526 billion by us and an equity contribution of DM 1 billion by Taurus Holding, KirchPayTV would have sufficient shareholder funds and assets to ensure that sufficient further financing could be raised to meet its peak funding requirement without further funding by the shareholders.

      After our investment in KirchPayTV in April 2000, in order to contribute to its peak funding requirement, KirchPayTV raised additional funding through equity investments by third party investors in the second half of 2000, when Kingdom Holdings 8 B.V. (“Kingdom”), funds managed by Capital Research and Management Company (“Capital Research”) and Lehman Brothers Merchant Banking II L.P. and its affiliated co-investors (“Lehman Brothers Merchant Banking”) acquired stakes in KirchPayTV for a total of DM 1,197 million (Euro 612 million). These investments resulted in our interest in KirchPayTV being diluted from 24% to 22.03%.

      In addition, during the summer of 2000, KirchPayTV disposed of its shares in BSkyB via two institutional placings, raising a total of DM 2,621 million (EUR 1,340 million) and, in October 2000, concluded a syndicated credit facility with Bayerische Landesbank Girozentrale (“BLB”) as lead arranger for DM 1,500 million (EUR 767 million).

      When we entered into the Investment Agreement, KirchPayTV had 2.1 million subscribers, which had increased to only 2.4 million by June 30, 2001. At the time of our investment in KirchPayTV, KirchPayTV stated that a subscriber level of over 4 million would enable it to operationally break-even and our investment assumption had been that KirchPayTV’s cost base, largely fixed in nature, could only be supported by the achievement of significant subscriber growth. During the period from our investment to June 30, 2001, there were significantly fewer gross subscriber additions and significantly greater subscriber cancellations (“churn”) than were contemplated by KirchPayTV management. KirchPayTV had negotiated programming deals that required minimum levels of payment regardless of subscriber levels. The subscriber levels that would have made these deals economic were not achieved due to the low level of net subscriber additions. KirchPayTV therefore continued to incur significant operating losses. In addition, during this period, KirchPayTV also experienced a number of significant management changes.

      Due to this poor performance, and despite raising both new equity and debt finance during 2000, by June 2001, KirchPayTV lacked available funding to support its business for a 12 month period from that date. Therefore, to fund KirchPayTV’s operations to June 30, 2002, in the event that KirchPayTV was unable to secure additional financing from third parties, Taurus Holding committed to provide temporary financing up to a specified maximum for a period expiring on June 30, 2002.

      In summer 2001 KirchPayTV management commenced a review of KirchPay TV’s financial and operational strategies, and began to consider making substantial changes to KirchPayTV’s business plan in an attempt to increase revenues and reduce operating costs. While we offered advice and recommendations to enable KirchPayTV to benefit from our knowledge and experience in operating a successful pay-TV operation in the UK and Ireland, KirchPayTV was not obliged to adopt any of our suggestions. Subsequently, KirchPayTV management and Taurus Holding undertook or planned to undertake a number of strategic, operational and management changes. These included changes to the scheduling and programming arrangements with the German football league (the “Bundesliga”), changes to the technical strategy and the policy with respect to the sale of set-top boxes, and the appointment of a new CEO of KirchPayTV. These changes were being finalised by KirchPayTV management in the period to February 2002. BSkyB requested information to analyse the impact of such changes and received several draft business plans from KirchPayTV management. On February 8, 2002, we announced that we had written down the carrying value of our investment in KirchPayTV to nil (see “Accounting treatment of BSkyB’s investment in KirchPayTV”).

      Since the date of our investment, KirchPayTV’s financial performance was consistently worse than originally expected and KirchPayTV, along with the rest of the Kirch Gruppe, including Taurus Holding, faced severe financial problems. KirchPayTV continued to incur losses and, on February 25, 2002, due to the financial difficulties faced by both KirchPayTV, Taurus Holding and other companies within the Kirch Gruppe, Taurus Holding issued a press release announcing that it had appointed consultants to advise on a restructuring of the whole of the Kirch Gruppe. The press release indicated that the consultants would be investigating the implications which the liquidity situation in the pay-TV division may have for the entire group, as well as contributing to a long-term reorganisation of the Kirch Gruppe.

      In February 2002, KirchPayTV implemented cost cutting measures and in March 2002, Herr Georg Kofler, the newly appointed CEO of KirchPayTV, presented a further revised business plan to us.

      On April 8, 2002, Kirch Media, the intermediate holding company for the Kirch Gruppe’s interests in free-TV, rights trading, and production and film technology companies (the majority shareholder of which is Taurus Holding), filed for insolvency under German law. Kirch Media and its subsidiary companies were the main suppliers of rights programming to the KirchPayTV group. Kirch Media also sublicensed Bundesliga programming and certain major studio content to the KirchPayTV group of companies, as well as providing many other services. On June 14, 2002, formal insolvency proceedings were opened for Kirch Media.

      We were informed that Taurus Holding was no longer able to provide funding support to KirchPayTV, and on May 8, 2002, KirchPayTV filed for insolvency due to illiquidity and over-indebtedness. On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The purpose of formal insolvency proceedings under German law is to satisfy the creditors by realizing the assets of the insolvent company and distributing the proceeds to the creditors. The method of realization, i.e. asset sale or sale as a going concern, is determined by the insolvency trustee who reports to and consults with the creditors. The entity’s shareholders and general partners do not have a formal position in the insolvency proceedings. We do not expect to receive any proceeds from the insolvency proceedings of KirchPayTV.

      On May 13, 2002, we believed that prevailing circumstances permitted us to exercise our Put Option, and we exercised our Put Option to transfer our 22.03% interest in KirchPayTV to Taurus Holding. Taurus Holding subsequently informed us that it considered that the conditions for exercising the Put Option had not occurred and Taurus Holding rejected the exercise of the Put Option. Based on the information available to us, we continue to believe the Put Option was exercisable and have continued to take such action, from time to time, as we considered to be appropriate, in order to seek to enforce the Put Option.

      On June 12, 2002, Kirch Beteiligungs, the intermediate holding company for the Kirch Gruppe’s interests in print, film production and distribution, decoder and software development companies and the Formula One automobile racing organisation, the sole shareholder of which is Taurus Holding, filed for insolvency.

      On June 12, 2002, Taurus Holding itself filed for insolvency. Formal insolvency proceedings were opened for Taurus Holding on September 13, 2002. All of Taurus Holding’s principal subsidiaries (KirchPayTV, Kirch Media and Kirch Beteilugung) had previously filed for insolvency by this date and formal insolvency proceedings had been opened for KirchPayTV and Kirch Media by this date.

      We continue to monitor the situation carefully insofar as it relates to our interest in KirchPayTV and our Put Option to Taurus Holding and we continue to believe that we are unlikely to receive a significant amount, if any amount, in respect of the Put Option. This belief has been confirmed by the information in the preliminary report of the preliminary trustee of Taurus Holding, dated as of September 27, 2002, which the trustee submitted to the Munich Court. In the report the preliminary trustee indicated that at that time he believed all the put options in respect of interests in KirchPayTV and Kirch Media to which Taurus Holding is a party (including the Put Option) were validly exercisable and at that time he considered them (including the Put Option) to be obligations of Taurus Holding. However, the preliminary analysis of the financial position of Taurus Holding as detailed in the report confirms our view that we are unlikely to receive a significant amount, if any amount, in respect of our Put Option.

Accounting Treatment of BSkyB’s Investment in KirchPayTV

      On the acquisition of our interest in KirchPayTV, we recognized goodwill of £939 million under US GAAP (£1,369 million under UK GAAP). The goodwill has been amortized over a seven year life from April 1, 2001 when we considered it appropriate to revise the original useful economic life from 20 years to seven years. The goodwill was reduced by £76 million under US GAAP (£110 million under UK GAAP) in September 2000 following the deemed disposal resulting from the additional third party investment in KirchPayTV in September 2000.

      Since the acquisition of the original stake in KirchPayTV and until the loss of our significant influence over KirchPayTV, we have equity accounted for our interest in KirchPayTV in accordance with FRS 9 “Associates and Joint Ventures” under UK GAAP and APB Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” under US GAAP.

      KirchPayTV has a financial year-end of December 31, compared to our financial year-end of June 30. Due to the time taken to prepare US GAAP accounts by KirchPayTV, we have equity accounted for our share of KirchPayTV’s results on a three month time lag. For example, we included our share of KirchPayTV’s results for the three months ending March 31, 2001, in our three month results to June 30, 2001.

      On February 8, 2002, we announced that we believed that our investment in KirchPayTV was impaired as at December 31, 2001. The ongoing losses experienced by KirchPayTV, our concerns over the adequacy of funding in place to support KirchPayTV’s business plan, and our evaluation of the limited information we had received from KirchPayTV regarding the expected financial effects of certain strategic, operational and management decisions made by KirchPayTV, did not provide us with sufficient confidence that the value of KirchPayTV was able to support the carrying value of our investment in KirchPayTV. We therefore made an impairment charge of £985 million under UK GAAP and £643 million under US GAAP in respect of the carrying value of the investment in KirchPayTV in our unaudited US GAAP results for the six months ended December 31, 2001.

      We had the benefit of the Put Option in respect of our stake in KirchPayTV, and therefore considered whether the Put Option could be used to support the carrying value of our investment in KirchPayTV, the material terms of which are described above.

      When the impairment charge was made, there had been extensive press speculation regarding the liquidity position of the entire Kirch Gruppe, including Taurus Holding and we had not been able to obtain any evidence to our satisfaction that the resources of Taurus Holding would be sufficient to satisfy the Put Option if exercised. We had also requested detailed information from the Kirch Gruppe in order to allow us to evaluate our options. However, we had not received all of the information requested. Therefore, due to the lack of sufficient information from any source over the realisability of contractual payments specified by the Put Option, we were unable to determine the amount, if any, likely to be received in the event of exercising the Put Option.

      Given the uncertainties described above, we considered that the most appropriate accounting treatment was to write down the carrying value of our investment in KirchPayTV to nil.

      Our share of KirchPayTV’s operating losses included in our results for the six months to December 31, 2001, was extracted from KirchPayTV financial statements for the nine months ended September 30, 2001, prepared by KirchPayTV’s management on a going concern basis. KirchPayTV management had informed us that its auditors, KPMG, had not provided a SAS71 review report on the results of KirchPayTV for the six months to September 30, 2001, principally due to KPMG’s questioning of the appropriateness of the going concern basis for the financial statements. Taurus Holding had committed to provide temporary financing up to a specified maximum, until such time as additional financing could be obtained, for a period expiring on June 30, 2002. However, we still had concerns over the adequacy of the funding in place to support KirchPayTV’s business plan. These concerns were borne out by KirchPayTV and Taurus Holding subsequently filing for insolvency, and the formal opening of insolvency proceedings for both entities. For further details of the accounting treatment of our investment in KirchPayTV, see Item 18.

GOVERNMENT REGULATION

      We are subject to regulation primarily in the UK, Ireland and the European Community. The regimes which affect our business include broadcasting, telecommunications and competition (anti-trust) laws and regulation.

Broadcasting and Telecommunications Regulation

United Kingdom

Our Television Services Licenses

      The broadcasting services provided by us are regulated by the UK Independent Television Commission (“ITC”) as satellite television services (“STS”) and digital program services (“DPS”) pursuant to the United Kingdom Broadcasting Act 1990 as amended and supplemented by the Broadcasting Act 1996 (together, the “Broadcasting Acts”).

      We and our broadcasting joint ventures each currently hold an STS license for each of our respective channels and for a number of other broadcasting services. An STS license permits the operation of an STS service but does not confer on an STS licensee the right to use any specified satellite, transponder or frequency to deliver the service. STS licenses are granted for a period of ten years and new licenses are issued by the ITC if certain minimum objective criteria are met. We have also been issued a DPS License, which is required for the distribution of our channels via DTT, and hold various ancillary service licenses, including that relating to the electronic programme guide for digital satellite services which is further discussed below.

      Finally, the ITC has granted BSkyB a local delivery service license which entitles BSkyB to retail television services over cable (including ADSL) networks in the UK.

ITC Powers

      The ITC has authority to impose fines, shorten the license period or revoke a license if the licensee breaches or fails to remedy a breach of any license condition or to comply with any direction which the ITC lawfully gives. In common with all television licenses issued by the ITC, our licenses impose on us an obligation to comply with the Codes and Directions issued by the ITC from time to time. The Codes include requirements as to impartiality and accuracy of news programming, requirements as to taste and decency and the portrayal of sex and violence, and restrictions on the quantity and content of advertisements.

      The ITC may revoke a license in order to enforce the restrictions contained in the Broadcasting Acts on the ownership of media companies or in the event that the characteristics of the licensee change so that it would not be granted a new license. The ITC may also vary the conditions of licenses issued under the Broadcasting Acts. In addition, the Broadcasting Acts prohibit “disqualified persons” from holding licenses. Disqualified persons include any bodies whose objects are wholly or mainly of a political or religious nature and advertising agencies.

Audience Share

      Television companies (other than the BBC as the state-owned public service broadcaster) are not entitled to expand their activities so as to exceed 15% of total television audience share in the UK. If this audience share were exceeded, then the Broadcasting Acts empower the ITC to take steps to reduce this audience share to below 15%. The ITC’s ultimate sanction is license revocation. We are currently well within the 15% limit. These provisions are expected to be amended by proposed legislation (embodied in the draft Communications Bill discussed in more detail later in this section under the heading “Proposed Legislation”).

Media Ownership

      The UK’s rules in respect of media ownership, which are contained in the Broadcasting Acts, continue to preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in the principal UK commercial public service licenses (which include Channel 3 regional licenses or the “five” license) or in certain radio businesses. The UK’s rules in respect of media ownership are expected to be amended by proposed legislation (embodied in the draft Communications Bill discussed in more detail later in this section under the heading “Proposed Legislation”).

Digital Terrestrial Television

      The Broadcasting Act 1996 established a framework for the development of digital terrestrial television (“DTT”) broadcasting in the UK. Three of the six available “multiplex” frequencies are used to transmit public service and other channels. The remaining three were used by ITV Digital (formerly ONdigital) to provide a commercial pay television service, which included six subscription channels supplied by Sky. In March 2002, the shareholders of ITV Digital, Carlton and Granada, withdrew their support and the company was placed in administration. Following unsuccessful attempts to restructure the business, the service was closed in April 2002.

      Following the closure of ITV Digital, the DTT licenses previously held by ITV Digital were put out to tender by the ITC. On July 4, 2002, the ITC announced that it had made a conditional decision to award the multiplex licenses previously held by ITV Digital to the BBC and Crown Castle for an initial 12 year term. As part of an agreement with Crown Castle, BSkyB has agreed initially to supply versions of three channels, namely Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform. On August 16, 2002, the ITC confirmed its conditional decision of July by granting the licenses for multiplexes C and D to Crown Castle and the license for multiplex B to the BBC.

Listed Events — Limits on Exclusive Distribution Rights

      The Broadcasting Act 1996 provides that no UK broadcaster may undertake the exclusive live broadcast of certain sporting or other events of national interest designated by the Secretary of State from time to time (“listed events”), whether on a free-to-air or subscription basis, without the previous consent of the ITC. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay TV. In addition, each of our STS licenses forbids the showing of listed events on a pay-per-view basis. The category of listed events is not fixed and the Secretary of State may, at any time, add events to the category of listed events or remove events from the category of listed events following consultation with the BBC, the Welsh Authority, the ITC and the persons from whom the rights to televise the events may be acquired.

      The Irish Government has indicated that it may introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on October 15, 2002, and is expected to present it to the Parliament shortly thereafter. It is too early to say what impact this legislation (following the introduction of the list) may have on our business in Ireland.

Our Telecommunications Licenses

      We operate under a number of class licenses under the Telecommunications Act 1984 in relation to the technical side of our transmissions. The most important of these licenses relate to conditional access and access control services for digital transmissions. These are discussed further in the context of the UK’s implementation of European Community legislation under the heading “Transmission Standards Directive”.

European Community

The Television Without Frontiers Directive

      The EC Television Without Frontiers (“TWF”) Directive 1989, as revised in 1997, sets forth basic principles for the regulation of broadcasting activity in the EC. In essence, it provides that each EC broadcasting service should be regulated, in respect of matters falling within the scope of the TWF Directive, by the authorities of one Member State (the “home Member State”) only and that certain minimum standards should be required by each Member State of all broadcasting services which the Member State’s authorities regulate. The UK, which is our home “Member State”, has adopted a variety of statutory and administrative measures to give effect to the requirements of the TWF Directive. The EC Commission is responsible for monitoring compliance and has authority to initiate infringement proceedings against Member States which fail properly to implement the TWF Directive. The European Commission is reviewing the provisions of the TWF Directive through a work programme, in consultation with all interested parties and we are not aware of any change having yet been made.

Programme Quotas

      The TWF Directive requires Member States to ensure “where practicable and by appropriate means” that broadcasters reserve “a majority proportion of their transmission time” for European works. However, the term “where practicable and by appropriate means” has not been defined in the TWF Directive and is left for the interpretation of each Member State. In applying this rule, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services are excluded.

      Sky News, Sky Sports News and Sky Sports 1, 2 and 3 currently devote a majority of relevant transmission time to works of European origin. The majority of programming on Sky One is not currently of European origin. Our movie channels consist largely of English language box office movies, supplied principally by US film studios.

Independent Productions

      The TWF Directive also requires that Member States ensure “where practicable and by appropriate means” that broadcasters reserve at least 10% of their transmission time (excluding time covering news, sports events, games, advertising, teletext and teleshopping services) or, at the option of the Member State, 10% of their programming budget, for European works created by producers who are independent of broadcasters. An adequate proportion of the relevant works should be works produced within the five years preceding their transmission. Other than in respect of our movie channels (which consist largely of English language box office movies, supplied principally by US film studios), we believe that we are capable, without material adverse effect, of meeting any requirements as to independently produced works which may be imposed on us pursuant to these provisions of the TWF Directive.

Advanced Television Standards Directive

      The EC has adopted a Directive on the use of standards for the transmission of television signals (the “Advanced Television Standards Directive”). The Advanced Television Standards Directive requires Member States to impose transmission standards on broadcasters of television services; to implement rules governing the provision of conditional access services to broadcasters wishing to provide encrypted digital television services; and to regulate the licensing of conditional access technology to manufacturers of digital decoders.

Technical Standards

      The requirements on technical standards are administered by the ITC under the Broadcasting Act 1996. We believe that we are able to comply with the standards that have been laid down.

Conditional Access Services and Technology

      The Advanced Television Services Regulations 1996 (the “Advanced Television Services Regulations”) implement the conditional access aspects of the Advanced Television Standards Directive in the UK. The regulation of conditional access for digital television services is by way of a class license issued under the Telecommunications Act 1984 by the Secretary of State for Trade and Industry, and administered by the Director General of Telecommunications (the “DG Telecoms”).

      The principal requirements of this regime are:

•	that the provision of conditional access services to other broadcasters should be on fair, reasonable and non-discriminatory terms;

•	that providers of conditional access services should co-operate with the cable industry regarding transcontrol at the cable head end; and

•	that, where conditional access technology is licensed to manufacturers of digital decoders, such licences should be on fair, reasonable and non-discriminatory terms.

      In May 2002, the Office of Telecommunications (“Oftel”) published a statement regarding the pricing of conditional access services and in October 2002 published revised guidelines on the pricing of conditional access services, which replaced guidelines issued in May 1999. It is too early to state what effect these revised guidelines may have on our business.

Access Control Services

      The provision of access control services (which include services, other than conditional access services, that control access to digital television services) is also regulated by way of a class license issued under the Telecommunications Act 1984 by the Secretary of State for Trade and Industry. This class license is also administered by the DG Telecoms and adopts similar principles to the class license for digital conditional access services, although access control services are not referred to in the Advanced Television Standards Directive. Sky Subscribers Services Limited (“SSSL”) is designated a regulated supplier under this class license in respect of its activities in providing access control services to third parties on the digital satellite platform and it is, among other things, subject to the obligation to provide such access control services on fair, reasonable and non-discriminatory terms and not to favour related companies.

Regulation of Electronic Program Guides

      The ITC’s 1997 Code of Conduct on Electronic Program Guides is binding on broadcasters licensed by the ITC to provide electronic program guide services. The Group has been licensed by the ITC to provide a digital electronic program guide, Sky Guide, for its digital satellite service. Sky is required to offer listings on Sky Guide on a fair, reasonable and non-discriminatory basis and to give analog terrestrial channels due prominence. The DG Telecoms asserts certain regulatory responsibilities in this area under his power to regulate conditional access services. Oftel and the ITC have proposed introducing a new joint code on Electronic Program Guides. A version of this joint code has yet to be published.

New EC Electronic Communications Directives

      The EC brought into force in April 2002 a package of new Directives concerning the electronic communications sector (the “New Directives”). Member States have until July 25, 2003 to transpose the

New Directives into national law and to implement their provisions. The Advanced Television Standards Directive is one of a number of existing EC Directives which is to be repealed by the New Directives. The New Directives will not, however, materially change the rules in the UK on conditional access and access control services as the existing “fair, reasonable and non-discriminatory” regime is to be carried across into the regulatory regime being introduced by the New Directives.

      The New Directives will also permit national regulatory authorities (such as Oftel in the UK) to ensure accessibility for end users to digital radio and television broadcasting services, to impose obligations on operators to provide access control services and access to electronic program guides on fair, reasonable and non-discriminatory terms. SSSL and BSkyB respectively are already subject to such obligations in the UK.

      The relevant UK authorities (notably Oftel and the Department of Trade & Industry) are currently consulting on the implementation of the New Directives in the UK. The main legislative instruments required to transpose the New Directives into UK law have yet to be published. The DTI has published for consultation the draft Electronic Communications (Market Analysis and Universal Service) Regulations 2002. Consultation recently ended and the DTI is currently considering the responses it has received. These regulations will transpose a number of the provisions of the New Directives into UK law. Once implemented, they will establish a framework to enable OFCOM to make proposals to identify markets on which it considers it appropriate to determine that a person has significant market power, and proposals for the setting of conditions under the New Directives to regulate such persons. Pending implementation, the UK authorities are unable to make any such determinations.

      To date the UK authorities have also published a number of other consultation documents on draft versions of various guidelines which, once finalised, will provide guidance on the approach the authorities will take to the interpretation of key provisions of the New Directives. Oftel has also published details of a data gathering exercise it will commence shortly for the purposes of reviewing the state of competition in markets under the New Directives, in advance of their implementation.

      BSkyB is currently not regulated by the Irish national telecommunication regulatory authority, the Office of the Director of Telecommunication Regulation (“ODTR”), as the services offered by BSkyB fall under the jurisdiction of Oftel and the ITC in the UK. The ODTR is, however, currently consulting on the implementation of the New Directives in Ireland and it is possible, depending on how they are implemented, that the ODTR may seek to regulate BSkyB’s and/or SSSL’s Irish operations.

Regulation of Competition (Anti-Trust)

      We are subject to the EC competition law regime (administered by the EC Commission and by civil courts in each Member State) and to individual national regimes in the countries in which we operate, of which the principal country is the UK. We are also subject to specific competition regulation by the ITC under powers contained in the Broadcasting Acts.

UK Competition Law Regime

The Competition Act 1998

      On March 1, 2000, the Competition Act 1998 came into force in the UK. It aligns UK domestic competition law with EC law, in particular Articles 81 and 82 of the EC Treaty.

Anti-competitive Agreements

      The Chapter I prohibition of the Competition Act 1998, based on Article 81 (formerly Article 85) of the EC Treaty, prohibits agreements which have the object or effect of preventing, restricting or distorting competition in the UK. The anti-competitive nature of an agreement is judged according to its object and/or effect on competition. An agreement will only infringe the Chapter 1 prohibition if it is likely to have an appreciably restrictive effect on competition.

      There are serious consequences for infringing the Chapter I prohibition:

•	where an infringement is found to be committed intentionally or negligently the Director General of Fair Trading (“the DGFT”) can impose fines of up to 10% of the UK turnover of each undertaking found to be infringing the Chapter 1 prohibition for each year the infringement was ongoing, up to a maximum of three years;

•	agreements in breach are void and unenforceable in whole or in part; and

•	third parties who have suffered loss from the operation of agreements or conduct which infringe the Chapter 1 prohibition may be entitled to recover damages or seek other remedies in the courts.

•	the DGFT has the power to give directions to bring the infringement to an end.

      Agreements which breach the Chapter I prohibition are capable of exemption where their beneficial effects in improving production or distribution or promoting technical or economic progress outweigh their restrictive effects, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

      The Chapter II prohibition of the Competition Act 1998 is based closely on Article 82 (formerly Article 86) of the EC Treaty and prohibits anti-competitive behaviour by dominant firms. Where a company intentionally or negligently infringes the Chapter II prohibition it may be penalised with fines of up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. The DGFT also has the power to give directions to bring the infringement to an end. Third parties such as customers and competitors may be able to seek from the court an injunction to prevent conduct in breach of the Chapter II prohibition. As in the case of a breach of the Chapter I prohibition, third parties may be entitled to seek damages where they have suffered loss as a result of conduct in breach of the Chapter II prohibition.

Effect on Our Affairs

      On December 5, 2000, the Office of Fair Trading (“OFT”) announced that it was to conduct a Competition Act inquiry into BSkyB’s activities, in particular the wholesale supply of its premium channels to third party distributors in the UK. This inquiry followed an OFT review throughout 2000 of undertakings given by BSkyB in 1996 to meet concerns then identified by the OFT about the wholesale supply of BSkyB’s channels.

      On December 17, 2001, the OFT announced that it had issued a “Rule 14 Notice” to BSkyB (essentially a statement of the OFT’s case against BSkyB) and that it proposed to make a decision that BSkyB had behaved anti-competitively, infringing the Competition Act, in respect of the wholesale terms on which it supplied its premium channels to each of ntl, Telewest and ITV Digital in the period from March 1, 2000, to June 30, 2001.

      On January 18, 2002, the Group informed the cable companies and ITV Digital that it was modifying its wholesale prices for its premium channels to be consistent with the OFT’s new position on wholesale pricing set out in its Rule 14 Notice. The effect of these new wholesale prices has been broadly neutral on the Group’s wholesale revenue. These prices were modified further with effect from July 1, 2002, again for consistency with the OFT’s statements. The effect of these new wholesale prices is expected to be broadly neutral on the Group’s wholesale revenue. Both of these sets of modifications addressed, but in no way implied acceptance of, the allegations made by the OFT against the Group in its Rule 14 Notice.

      BSkyB’s rights of defence commenced with the issue by the OFT of the Rule 14 Notice and, in April and May 2002, BSkyB submitted written and oral representations to the OFT on its Rule 14 Notice. BSkyB is now waiting for the OFT to respond. If the OFT reaches an adverse finding, BSkyB has an automatic right of appeal to the Competition Commission Appeal Tribunal on the merits of the adverse decision and a further right of appeal from the Competition Commission Appeal Tribunal to the UK Court of Appeal on

points of law and on the magnitude of any fine. Should the final decision find that we have infringed the Competition Act 1998, there may be adverse consequences for us. Where a company has infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to seek damages where they have suffered loss as a result of conduct in breach of the Competition Act 1998.

      In November 2001, the arrangements relating to the attheraces joint venture (made between Arena Leisure plc, the Group, Channel Four Television Corporation and The Racecourse Association Limited) were notified to the OFT seeking either a clearance or exemption under Chapter I of the Competition Act 1998. The OFT is currently considering the notification.

Fair Trading Act 1973

Monopolies

      The monopoly provisions of the Fair Trading Act 1973 provide, inter alia, for the review of markets by the DGFT to identify enterprises which alone (“scale monopoly”), or together with others (“complex monopoly”), supply or acquire over 25% of the goods or services of any description in the UK or in any part of the UK. The Competition Act 1998 confers “search and seize” powers on the DGFT in relation to his monopoly jurisdiction.

      The DGFT (or, on telecommunications matters the DG Telecoms) may refer a monopoly situation to the Competition Commission (“CC”) for a detailed inquiry although he may, in each case, accept undertakings or assurances (the latter being a form of informal undertaking) instead of making a reference. The CC may recommend action where it finds that there are matters operating, or which can be expected to operate, against the public interest. Ultimately, the Secretary of State has extensive powers to impose remedial action (including divestment and the imposition of conditions on the contracts, pricing policies and other conduct of the enterprises) either through undertakings negotiated by the DGFT or by secondary legislation.

Mergers

      The DGFT also has a duty to keep under review mergers and the acquisitions of minority holdings which confer control over an enterprise for the purposes of the mergers provisions of the Fair Trading Act 1973. The DGFT advises the Secretary of State on transactions which qualify for investigation under these provisions and the Secretary of State may clear the transaction and/or take certain undertakings or assurances from the enterprises concerned or refer them to the CC for investigation and consideration against the broad public interest test laid down in the Fair Trading Act 1973. The powers of the Secretary of State in relation to a merger investigation by the CC are very similar to those described above in relation to a monopolies investigation.

Effect on our Affairs

      In July 1996, BSkyB gave a number of undertakings to the DGFT to meet concerns about competition in the alleged market for wholesale pay-TV, identified by the OFT following a review under the monopoly provisions of the Fair Trading Act 1973 of BSkyB’s business. In those undertakings, BSkyB agreed to set for cable operators a separate wholesale price for certain BSkyB channels together with discount structures, set out in a published ratecard, which are approved by the DGFT. On January 11, 2000, the OFT announced that it was to review the undertakings given to the DGFT in 1996.

      The review lead to the OFT announcing on December 5, 2000 that BSkyB was to be released from two of the undertakings given to the DGFT in July 1996 and on April 2, 2001, the OFT announced that BSkyB need not observe a further two undertakings. BSkyB has continued to comply with the remainder of the undertakings given to the DGFT in July 1996.

      In May 2001, the Secretary of State cleared under the merger control provisions of the Fair Trading Act 1973 the acquisition by BSkyB of a controlling interest in the BiB joint venture subject to a single undertaking from BSkyB. The undertaking provides that BSkyB will provide to distributors of its premium channels the option either to receive a signal free of interactive icons or, where the distributor distributes an interactive or enhanced service, to receive a signal that includes interactive icons.

      In August 2001, the Secretary of State accepted undertakings from BSkyB which provide that BSkyB will not acquire control of Manchester United PLC, or any option which would confer direct or indirect control of Manchester United PLC, without the prior written consent of the Secretary of State. These undertakings were given by BSkyB following the decision by the Secretary of State, in April 1999, to block the proposed acquisition by BSkyB of Manchester United PLC under the merger control provisions of the Fair Trading Act 1973.

ITC Competition jurisdiction

Broadcasting Act 1990

      The ITC has duties to promote competition in the provision of the television services it regulates under Section 2 of the Broadcasting Act 1990. In the exercise of this jurisdiction the ITC carries out investigations and remedies any problems that it finds by the imposition of license conditions and/or directions on one or more broadcasters. It may impose fines if such a license condition or direction is subsequently breached.

Effect on Our Affairs

      There have been no rulings by the ITC that have had a material adverse effect on our business since June 30, 2001.

Irish Competition Law Regime

      BSkyB’s operations in Ireland are subject to the Irish competition law regime outlined below.

Irish Competition Act 2002

Anti-competitive agreements and abuse of a dominant position

      The Irish Competition Act 2002 (the “Act”), which came into force on July 1, 2002 (save for the merger provisions), strengthens and modernises existing Irish legislation on competition law and merger regulation. It replaces the Mergers Acts 1978-1996 and the Competition Acts 1991 & 1996. The Act also confers powers on the Irish Competition Authority to apply European Community competition law (Articles 81 and 82 of the EC Treaty), for the first time, in addition to Irish competition law, though not to issue exemptions under Article 81(3), as that still requires a change in legislation at EU level.

      The Act retains the basic prohibitions, based on Articles 81 and 82 of the EC Treaty, of earlier legislation. Section 4 of the Act prohibits agreements which have the object or effect of preventing, restricting or distorting competition in Ireland, subject to possible exemption where their beneficial effects in improving production or distribution or promoting technical or economic progress outweigh their restrictive effects, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties. Section 5 of the Act prohibits abuse of a dominant position in Ireland or any part of Ireland.

      The Act distinguishes between “hard core” and other less serious offences. Hard core offences include price fixing, restricting output and market sharing.

      Agreements may be void and unenforceable in whole or in part under section 4 or conduct outlawed under section 5 of the Act. Third parties who have suffered loss as a result of breaches of these provisions are able to sue for damages, exemplary damages, injunctions and/or declarations. Undertakings and individuals can be fined the greater of €4 million or 10% of worldwide turnover for breaching these prohibitions. The Irish courts also treat breaches of Irish competition law as constituting a criminal offence — individuals can be imprisoned for up to two years (though up to five years in the case of hard core offences), as well as being fined and bearing civil liability for their actions. The Act also provides that breaches of Articles 81 and 82 will, for the first time, constitute criminal offences under Irish law, punishable by imprisonment as under the domestic law.

      The Act has abolished the notification regime for individual agreements. As of July 1, 2002, companies will need to rely on “self assessment”, following any guidance issued by the Competition Authority.

      The Act also alters the burden of proof for cartels — now, where a cartel is proved to exist, it is presumed to prevent, restrict or distort competition (this presumption is rebuttable). “Ignorance” of the cartel is no longer a valid defence for individuals involved. “Whistle blowers” will also be given greater statutory protection.

      The Act introduces new powers of enforcement, exercisable by the Competition Authority. Competition Authority officers have also been given enhanced search and entry powers. In addition to their current dawn raid powers for business premises, the Act enables officers, authorised under court order, to search and enter the homes of individuals and to seize evidence.

Merger control

      The Irish merger control regime has also been amended by the Act, with these provisions due to come into force on January 1, 2003. The Act introduces a new definition of “concentration” (covering both mergers and acquisitions) and a revised set of financial thresholds. The Act contemplates a “compulsory” and a “voluntary” system of notifications. Transactions above the financial thresholds set out in the Act must be notified to the Competition Authority but those transactions which fall below the thresholds may still be notified on a voluntary basis. Media mergers continue to be reviewed under a distinct regime. The Competition Authority must take into account a range of criteria and the Minister for Enterprise, Trade & Employment will continue to be involved in such transactions, albeit to a limited extent.

Proposed legislation

The Enterprise Bill

      Proposed legislation currently before the UK parliament (the Enterprise Bill) will introduce a number of reforms to UK competition law. These reforms will include:

•	the creation of a criminal cartel offence for those participating in arrangements involving price fixing, market sharing, bid rigging or limitations of production. This criminal offence will operate alongside the existing civil regime under the Competition Act 1998. Investigations will be carried out by the OFT and the Serious Fraud Office. The maximum penalty for infringement will be up to five years’ imprisonment or a fine, or both;

•	the introduction of provisions enabling company directors to be disqualified for involvement in (or failure to take steps to prevent) a breach of UK or EC competition law;

•	the introduction of a number of changes to the UK merger control regime. In particular, the role of the Secretary of State in the merger control process will be significantly reduced; and

•	the replacement of the current monopoly inquiry regime of the Fair Trading Act 1973 with a new market investigation regime that will continue to be administered by the OFT and CC. As with the merger regime it is intended that the role of the Secretary of State in the decision making process will largely be removed.

      No date has yet been set for the coming into force of the legislation currently embodied in the Enterprise Bill.

Draft UK Communications Bill

      The UK Government published a draft Communications Bill (the “Draft Bill”) in May 2002. The policies introduced by the Draft Bill relate to the reformation of the broadcasting and telecommunications regulatory regimes in the UK. The Draft Bill will establish a new framework under the jurisdiction of a new single unified regulator, the Office of Communications (“OFCOM”), which will replace five existing regulatory bodies responsible for these sectors, including Oftel and the ITC.

      The Draft Bill aims to be deregulatory and to recognise the converging nature of the broadcasting and telecommunications industries. The main aims of the Draft Bill are: to simplify and liberalise the rules on media ownership; to modify the regulatory regime for electronic communications, including transporting the provisions of the New Directives into UK law; to introduce a new system for the management of spectrum designed both to ensure efficient use of spectrum and to protect the quality of spectrum (this system, which would be subject to extensive consultation prior to implementation, will include a charging mechanism for spectrum reserved for satellite downlinks and, in the longer term, spectrum trading); to establish the ongoing role, remit and regulatory position of public service broadcasting in the UK; to amend the licensing and regulatory regime for independent television and radio services in the UK; and to enable OFCOM to exercise powers under the Competition Act 1998 and Fair Trading Act 1973 in the communications sector, concurrently with the OFT.

      The Draft Bill was subject to public consultation during the summer of 2002, and the Government is currently reviewing the responses to this consultation exercise. It is expected that the Bill itself will be published before the end of 2002, when it will be laid before the UK Parliament for debate. The Government’s aim is for the Bill to become law (as the Communications Act 2003) by late summer 2003. It is too early to assess what effect this proposed legislation will have on our business.

European Community Regime

Anti-Competitive Agreements

      Article 81(1) (formerly Article 85(1)) of the EC Treaty renders unlawful agreements and concerted practices which may affect trade between Member States and which have as their object or effect the prevention, restriction or distortion of competition within the Common Market (that is, the Member States of the EC collectively). An agreement may infringe Article 81 only if it is likely to have an appreciable restrictive effect on competition. Article 81(2) makes offending provisions (and, in some cases, the entire agreement) void. Article 81(3) allows for exemption from the provisions of Articles 81(1) and 81(2) for agreements whose beneficial effects in improving production or distribution or promoting technical or economic progress outweigh their restrictive effects, provided that consumers receive a fair share of the benefit, the competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

      Article 82 (formerly Article 86) of the EC Treaty prohibits abuse by one or more enterprises of a dominant market position in the Common Market or a substantial part of it, insofar as the abuse may affect trade between Member States.

Enforcement of Articles 81 and 82

      The EC Commission has the exclusive right to grant exemptions under Article 81(3). This may be by specific exemption for an individual agreement or “block” exemption for classes of agreements. The EC Commission may require an agreement to be amended (including as to scope of exclusivity and/or duration) as a condition to granting an exemption and may impose behavioural conditions applying during the life of the agreement.

      The EC Commission has power, where it issues an infringement decision in relation to Article 81 or Article 82 and it has found that an undertaking has committed an infringement intentionally or negligently, to impose substantial fines (up to 10% of a group’s turnover in the preceding year) and to make orders prohibiting operation of the infringing terms or conduct. It may also take interim measures in certain cases. In the case of agreements, notification of potentially infringing agreements to the EC Commission under Article 81 with a request for an exemption under Article 81(3) normally protects against the risk of fines from the date of notification.

      It is possible for a third party who suffers loss as a result of the performance of an agreement which infringes Article 81(1) or as a result of a breach of Article 82 to claim damages in a national court to compensate it for its quantifiable loss. National courts may also issue injunctions (on a final or interim basis) to restrain actual or threatened infringements of Article 81(1) or Article 82.

Mergers

      Council Regulation (EEC) No. 4064/89 as amended by Council Regulation No. 1310/97 (the “Merger Regulation”) contains a mandatory regime regulating mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an enterprise and which meet the turnover thresholds specified in the Merger Regulation. Such transactions cannot be carried out without prior approval from the EC Commission to which it can attach conditions. Where the EC Commission has jurisdiction under the Merger Regulation, national authorities do not normally have jurisdiction.

Effect On Our Affairs

      In March 2000, the EC Commission approved our purchase of a 24% stake in KirchPayTV, subject to commitments, under the Merger Regulation. This approval is subject to an appeal to the European Court of First Instance by the German public service broadcaster, ARD. An oral hearing took place in January 2002 and the decision of the Court is awaited. Meanwhile, the appeal does not affect our ownership interest in KirchPayTV. See — History and Development of the Company and Business Overview — KirchPayTV GmbH & Co. KGaA (“KirchPayTV”).

      On July 11, 2001, the EC Commission indicated to BSkyB that it had received a complaint suggesting that a number of agreements between BSkyB and channel suppliers contained exclusivity clauses which infringed Article 81 and/or Article 82 of the EC Treaty. The Commission indicated that it intended to assess the compatibility of the channel supply agreements referred to in the complaint with EC rules on competition and in particular Articles 81 and Article 82 of the EC Treaty. The Company has to date cooperated with the EC Commission in its investigation which has not yet been concluded.

      The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by The Football Association Premier League Limited (“FAPL”). It is too early to assess whether the investigation will have any impact on BSkyB’s current agreements for FAPL rights, which were notified to the EC Commission on June 21, 2002 seeking either a clearance or exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the EC Commission.

      The EC Commission has indicated that it is investigating, or is considering whether to investigate, the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. At this stage BSkyB is unable to determine whether, in the event the EC Commission pursues its investigations, it will have a material effect on BSkyB.

PROPERTY, PLANT AND EQUIPMENT

      Our headquarters are located at leasehold and freehold premises in Isleworth, England.

      The principal properties of the Group are as follows:

				Current
				annual
				rent	Approximate
				or	square foot
Location	Tenure	Use	Term	license fee	area

5, 6 and 7 Grant Way,	Leasehold	Offices and studios	Leases expire	£885,000	74,840
Centaurs Business Park, Isleworth, England			June 23, 2013

4 Grant Way,	Freehold	Offices	n/a	n/a	45,888
Centaurs Business Park, Isleworth, England

2 Grant Way,	Leasehold	Offices and studios	Lease expires	£307,500	38,490
Centaurs Business Park, Isleworth, England			June 24, 2012

3a/3b Grant Way,	Freehold	Warehouse and	n/a	n/a	28,300
Centaurs Business Park Isleworth, England		offices

Athena Court,	Leasehold	Offices	Lease expires	£990,000	52,583
Centaurs Business Park, Isleworth, England			June 2008

Cromwell Centre,	Informal	Offices and storage	Lease expires	£350,000	38,994
Centaurs Business Park, Isleworth, England	license		July 26, 2015

The Chilworth Research Centre,	Leasehold	Offices and satellite	Lease expires	£1	18,850
Southampton, England		uplink	February 25, 2087 with an option to renew until February 25, 2113

1, 2, 4 and 5 Macintosh Road,	Freehold	Customer call	n/a	n/a	120,280
Kirkton Campus, Livingston, Scotland		centres

Carnegie Campus	Leasehold	Customer call	Lease expires	£500,000	75,431
Dunfermline, Scotland		centre	September 29, 2020

West Cross House	Leasehold	Offices	Lease expires	£1,349,694	88,400
Brentford, England			March 26, 2019

Satellite House City Park,	Leasehold	Offices and storage	Lease expires	£181,950	20,124
Welwyn Garden City, England			September 28, 2005

4 Millbank,	Leasehold	Offices and studios	Lease expires	£273,657	4,324
London, England			December 20, 2003

Great West House,	Leasehold	Offices	Lease expires	£364,000	20,800
Brentford, England			December 24, 2003

Welby House	Leasehold	Offices	Lease expires	£311,250	8,138
London, England			15 January, 2015
Land at Knowle Lane,
Fair Oak, Eastleigh, England	Freehold	Disaster recovery	n/a	n/a	95,832
		site and satellite uplink
123 Buckingham Palace Rd
London, England	Leasehold	Offices	Lease expires	£1,800,000	36,000
			March 31, 2017 with an option to terminate at March 24, 2012
HDS Studio 2
Springfield Road,
Hayes Middlesex, England	Leasehold	Offices and studios	Lease expires	£410,000	23,887
			August, 2003

				Current
				annual
				rent	Approximate
				or	square foot
Location	Tenure	Use	Term	license fee	area

2nd Floor
Central House Beckwith
Harrogate, England	Leasehold	Offices	Lease expires	£60,800	5,464
			March 16, 2010
2nd Floor
Central House Beckwith
Harrogate, England	Leasehold	Offices	Lease expires	£121,600	12,160
			August 15, 2010
Marcopolo
Battersea
London, England	Leasehold	Sub-let	Lease expires	£2,400,000	80,952
			December 24, 2013

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

      The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report filed on Form 20-F. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Note 28 to our consolidated financial statements provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business, and provides a reconciliation to US GAAP.

OVERVIEW

      We have continued to consolidate our position as the leading provider of digital pay television services in the UK and Ireland. As the pay TV business has developed in the UK, we have continued to expand our total subscriber base, develop new products and to obtain and develop programming. Our operating profit before goodwill and exceptional items has improved for the last two fiscal years, and we have been cash flow positive at quarter end dates since December 2001.

      On September 27, 2001, we ceased broadcasting our DTH analog service. On that date there were 77,000 remaining subscribers to the service, a number of which have subsequently transitioned to our digital service. From September 27, 2001, we became a wholly digital DTH service provider.

      During fiscal 2002, we continued to offer free digital satellite equipment to our subscribers, with the customer agreeing to pay an installation charge, which (for standard installation) from June 4, 2002 has been £60 for all Sky digital subscribers to our most comprehensive package of channels, Sky World, and £100 for all other Sky digital subscribers (both figures are inclusive of VAT). Before June 4, 2002, the installation charge for standard installation was £50 for all Sky digital subscribers subscribing to Sky World and £70 for all other Sky digital subscribers. For non-subscribers, the charge for an installed system (including equipment and installation) was £100 until January 1, 2002, £315 from January 1, 2002 until March 28, 2002 and is currently £269. The price to a free-to-air customer is £129 for a Sky minibox. From time-to-time, promotional offers are run, and installations may be purchased at discounted prices to those stated above. Providing free digital satellite equipment and subsidized digital installation for new subscribers, in addition to the operational costs of running both analog and digital services, has had an adverse impact on current and prior years’ earnings.

      In June 2001, we secured a three year contract which commenced in August 2001 allowing us to broadcast live 40 FAPL games per season to our DTH subscribers on a pay-per-view basis. The cable and DTT rights to these games were acquired separately by other broadcasters. During fiscal 2002, DTH subscribers to Sky Sports were able to view all 40 games for an upfront “season ticket” price of £60 (for non-Sky Sports DTH subscribers the price was £120). Alternatively, DTH subscribers to Sky Sports could buy individual games at a price of £8 per game (£14 for non-Sky Sports subscribers). In fiscal 2003, Sky

Sports subscribers will be able to view all 40 games for a season ticket price of £50 (£100 for non-Sky Sports subscribers), or at a price of £5 per individual game (£10 for non-Sky Sports subscribers). From time-to-time, promotional offers are run, and Sky subscribers are able to purchase tickets at discounted prices to those stated above.

      In fiscal 2002, Warner Bros. and Sky exercised their options to extend the existing movies output deal. This extended agreement grants us exclusive pay TV rights to certain Warners Bros.’ current, library and television movie product throughout the extended term. Sky One recently concluded deals for new seasons with various studios including Paramount for Enterprise, the latest Star Trek franchise program, Disney for Alias and Scrubs, and Fox, for The Simpsons and Buffy, the Vampire Slayer.

      In September 2001, we launched Sky+, a new set-top box which integrates the features of the existing digital set-top box with those of a personal video recorder. A personal video recorder is a device which enables viewers to record television programming directly onto a hard disk without the use of videotapes. The full price to the customer for the Sky+ box is currently £300. To use the recording features of the new box, the customer must, in addition, pay a £10 per month Sky+ subscription. The price of standard installation is £50 if the customer is a Sky digital subscriber (£100 for non-subscribers). Subscription revenues have been included within DTH revenues and the sale price of the box and the installation revenues have been included within other revenues. The cost of the Sky+ box is included within subscriber management costs.

      In September 2001, we also launched the second set-top box (“SSTB”) and extra subscription, whereby a Sky digital subscriber can watch different programs in different rooms at the same time using just one satellite dish. With a second subscription, the customer is now able to obtain all the channels in their primary channel package on the SSTB without having to take out another full-price subscription. The price to the subscriber for the SSTB when purchased with an extra subscription was £169 until October 7, 2002. Since October 8, 2002, the price of the SSTB is currently £99 for a Sky minibox, with an installation price of £50 (£25 if the installation is carried out at the same time as a normal DTH, Sky+ or other SSTB installation). A monthly subscription of £15 from October 8, 2002 (previously £12) must be paid for each extra subscription. Subscription, box sale and installation revenues, and box costs are accounted for in the same way as Sky+ revenues and costs.

      When we acquired our joint venture interest in BiB in 1998, we undertook to the EC that, to the extent that BiB subsidized the price of set-top boxes, we would offer such subsidized set-top boxes to consumers regardless of whether they elected to take a subscription to any television services provided by us. In 1999 when we added further subsidy to the set-top box to bring the price down to zero, this also was available to consumers regardless of whether they elected to take a subscription to any services provided by us. This undertaking fell away subsequent to our acquisition of control of BiB in May 2001. From January 1, 2002, we offered the free set-top box with a requirement to subscribe to our services. Following discussions with Oftel, we have decided to offer the free set-top box, without a requirement to subscribe to one of our services, from January 1, 2003. Purchasers of free set-top boxes are still required to pay for installation (see above).

Interactive

      From the commercial launch of the interactive platform on October 12, 1999, digital satellite customers have been able to access digitally transmitted interactive services. Today, as well as the Sky Active portal (replacing Open), a range of other interactive services are available, and DTH customers can access these services by means of either stand alone portals (Sky Active being one of them) or in conjunction with certain broadcast channels.

      We currently own and operate four stand alone interactive portals on the digital satellite platform namely Sky Active, (the portal containing our full range of interactive services including retail, betting and gaming, games, banking, travel, utilities and information and communication services such as e-mail), Gamestar (dedicated to games), Sky Winzone (dedicated to betting and gaming services) and Sky Customer Enquiries (currently providing account services and other customer information). Certain of these interactive services are also available on digital satellite behind the Sky Channels (other than Sky Travel) and are there to enhance our core entertainment offering and delivering increased profitability through “contextual” interactive services such as competitions, voting, quizzes, games and betting which relate to the programme content as well as offering access to interactive services without interrupting TV viewing — the programme staying in view with the interactive content “wrapped” around it. Our messaging services, such as e-mail and Short Messaging Service (“SMS”), information services such as cinema listings, and betting services, are now amongst the services available on this basis.

      We have continued to migrate our interactive services to WTVML browser technology, making them faster and simpler to access, and enabling the development of our contextual services. The use of the WTVML browser technology allows these services to be provided more cost effectively and, as they are based on Internet standards, greatly increase the potential for new services in the future.

      Third party channels (and to a certain extent third party stand alone interactive portals such as PlayJam and GoPlayTV) are increasingly making use of the interactive potential of the digital satellite platform. Already third party broadcasters such as the BBC, Channel 4, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Cartoon Network and Disney have successfully launched interactive services, and more third party channels are expected to launch interactivity soon. Such third party channels may offer that interactivity in conjunction with Sky Interactive or provide their interactive services independently of Sky Interactive including making use of competing interactive infrastructures connected to the digital satellite platform. We expect that enhanced programming will become increasingly popular and that broadcasters will continue to develop new business models that create revenue-generating features linked to programming.

Revenues

      Substantially all of our revenues have been derived from within the UK and Ireland. We have derived our revenues principally from DTH domestic and commercial subscribers to the digital satellite platform including pay-per-view revenues; wholesale revenues, in the form of payments from cable operators and, up until its closure on April 30, 2002, the DTT service, ITV Digital, in respect of the distribution of Sky Channels via their DTT services; the sale of advertising airtime on each of the Sky Channels and from interactive revenues. Interactive revenues include income from gaming, online advertising, internet, e-commerce, interconnect, text services and set-top box subsidy recovery charges made to conditional access and access control customers on the Sky digital platform.

      Our DTH revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Similarly, our wholesale revenues are a function of the number of subscribers on cable and DTT operators’ platforms, the mix of services taken by those subscribers and the rates charged to third party distributors. We are currently a leading supplier of premium programming to cable operators in the UK, although no cable operator carries all of the Sky Channels.

      In the provision of digital television channel services, our competitors at a retail level include, but are not limited to, the cable operators. Both ntl Inc and Telewest Communications plc, who between them represent in excess of 99% of the UK broadband cable industry, have launched digital cable television services in the UK across the majority of their cable systems. They are currently expected to continue to provide an analog service in parallel with their digital service until December 2003.

      On March 27, 2002, ITV Digital, the operator of a pay-TV service on the UK DTT platform, which made a material contribution to our operating profit, was placed into administration. On April 30, 2002, the ITV Digital service was closed and subsequent to this date, we have ceased to recognise any revenue from ITV Digital. As a result of the closure, we made an exceptional operating provision of £22.3 million in respect of unprovided programming debts with ITV Digital.

      Following the closure of the pay TV operator on the UK DTT platform, ITV Digital, in April 2002, the DTT licenses previously held by ITV Digital were put out to tender by the ITC. On July 4, 2002, the ITC announced that it had made a conditional decision to award the multiplex licenses previously held by ITV

Digital to the BBC and Crown Castle for an initial 12 year term. As part of an agreement with Crown Castle, we intend initially to supply versions of three of our channels, namely, Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform. On August 16, 2002, the ITC confirmed its conditional decision of July by granting the licenses for multiplexes C and D to Crown Castle and the license for multiplex B to the BBC. In addition to the grant of these licences, there remains some capacity on the DTT platform to run a small pay TV service.

      The BBC and Crown Castle launched the new free-to-air DTT service, branded “Freeview” at the end of October 2002. In addition to the versions of three of the Sky Channels which we have agreed to supply via this service (Sky News, Sky Sports News, and Sky Travel), there is a number of other television channels available via Freeview, including the five traditionally analog terrestrial channels and six further BBC channels (BBC Choice, BBC FOUR, BBC Parliament, BBC News 24, CBBC and CBeebies).

      In Spring 2002, Pace Micro Technology launched a set-top box that plugs into an analog television set and provides access to the Freeview service. Since that time, a number of other manufacturers, including Grundig, Nokia, Panasonic and Pioneer, have launched similar set-top boxes, providing access to Freeview’s services. In light of the imminent changes to the DTT services currently available in the UK (see “DTT Distribution” above), we cannot predict the impact these set-top boxes may have on the take up of our digital satellite pay TV services although some consumers will choose to take the Freeview service in preference to a pay service from us or a cable operator.

      The digital Sky Box Office movie service offers DTH subscribers 62 screens across six transponders and shows on average 40 different movies per month. In addition, pay-per-view music concerts, FAPL football, boxing, Formula One and wrestling events were broadcast during the period. A rival pay-per-view service, Front Row, has served cable subscribers since October 4, 2000. Revenues from pay-per-view are included within DTH or cable subscriber revenues as appropriate.

      Other revenues principally comprise revenues from the installation of digital satellite reception equipment (net of any discount given), Sky+ and SSTB box sale revenues, conditional access fees, service call revenues, warranty revenues, sales commission and customer management service fees.

Operating expenses

      Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and gaming pay-out costs.

      Programming represents our largest single component of costs. Programming costs include payment for: (i) licenses of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH viewers. Our costs relating to film rights, those Sky Distributed Channels for which a per-subscriber fee is payable and the Music Choice services are currently determined largely by contracted minimum guaranteed amounts payable and/or subscriber levels.

      Under our Pay TV agreements with the US major movie studios, we generally pay a US dollar license fee per film calculated on a per movie subscriber basis, subject to a minimum guarantee, which has been passed. We currently manage this US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange agreements for up to eighteen months ahead. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations. See “Liquidity and Capital Resources”. Offering multiplexed versions of our movie channels on the digital DTH platform incurs no additional rights fees.

      Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber to each channel, the fee currently being subject to periodic increases; or we pay no fee at all. Under a number of our distribution agreements we guarantee payment against percentages of the total number of subscribers to our Basic Packages. Our costs for carriage of the Sky Distributed Channels will continue to rise with any increase in the subscriber base, contractual rates or the number of channels distributed (where a monthly per subscriber fee is payable).

      Subscriber management costs include subscriber handling costs, smart card costs, DTH subscriber bad debt costs, costs relating to our satellite reception equipment installation and the cost of Sky+ and SSTBs sold to subscribers, all of which are largely dependent on DTH subscriber levels. Sky In-Home Service Limited (“SHS”) and subscriber management costs exclude both the cost of free digital satellite equipment and the installation cost to us in excess of the amount actually received from the customer. These costs are included within marketing costs.

      Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders which we use. The most significant components of transmission and related costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities.

      Marketing costs include commissions payable to retailers and other agents, to whom we pay commission for the sale of subscriptions, promotional and related advertising costs and the costs to us of direct marketing by us to our DTH customers. In addition, marketing costs include the cost of providing free digital satellite equipment to new customers and the installation cost in excess of the amount actually received from the customer. The costs of providing the free equipment offer relating to those analog subscribers that transitioned to the digital service have been offset against the transition provision provided, under UK GAAP, in fiscal 2000, 2001 and 2002. A significant part of marketing expenditure is subject to the discretion of management.

      The costs of subscriber satellite reception equipment are expensed directly to the profit and loss account on installation of the equipment. Other subscriber acquisition costs are also expensed as they are incurred.

      Administrative costs include channel management, facilities and other operational overhead and central costs. Amortization of goodwill arising on the acquisitions of BiB, SIG and WAP TV is included within administrative costs. The goodwill arising on these acquisitions is being amortized over periods of seven years from the dates of acquisition, on a straight-line basis.

      Gaming expenditure comprises the cost of payouts for winning bets placed through our wholly-owned bookmaker, Surrey Sports. Bets can be placed via the telephone, the internet or via our interactive television services.

CRITICAL ACCOUNTING POLICIES

      In December 2001, the SEC issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (“FRR60”), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR60 considers an accounting policy to be critical if it is important to our financial condition and results of operations, and requires significant judgement and estimates on our part in its application. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see the accompanying notes to the consolidated financial statements.

      The application of UK GAAP often requires our judgement when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognized.

      We consider that our accounting policies in respect of the following are critical:

—	goodwill;

—	revenues;

—	tangible fixed assets;

—	amortization of program stock;

—	equity accounting;

—	minority equity investments;

—	deferred consideration; and

—	deferred tax.

Goodwill

      Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalized on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, “Goodwill and Intangible Assets”, this goodwill has not been restated on our balance sheet. As at June 30, 2002, the total value of goodwill written off directly to reserves was £523.8 million (2001: £523.8 million) relating to the merger of Sky Television and British Satellite Broadcasting in 1990.

      Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortized on a straight-line basis over that life, of up to 20 years. All goodwill currently held on our balance sheet is being amortized over seven year periods. Impairment reviews are carried out to ensure that goodwill is not carried at above the recoverable amounts. Any amortization or impairment write-downs are charged to our profit and loss account.

      At June 30, 2002, the carrying value of goodwill, including that attributable to the acquisition of interests in joint ventures, amounted to £657.2 million (2001: £1,929.0 million) and represented 30% (2001: 50%) of our total assets. As a result, the choice of amortization period is critical to our results. Applying the lives referred to in the previous paragraph has resulted in this year’s charge for amortization amounting to £216.8 million.

      Goodwill impairment reviews are also an area requiring our judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We have completed three significant acquisitions over the three years ended June 30, 2002. These were the acquisitions of 24% of KirchPayTV (subsequently diluted to 22.03%), the 67.5% of BiB not previously owned by us and 100% of SIG. In accordance with FRS 11, all goodwill was reviewed for impairment during fiscal 2002 and, as a result, at December 31, 2001, an impairment write-down of £985 million under UK GAAP (£643 million under US GAAP) was made against the KirchPayTV goodwill (see note 4 in the consolidated financial statements).

      The impairment reviews undertaken at June 2002 on the carrying value of BiB and SIG goodwill balances showed that no impairment was identified in either case. Consistent with our strategy, the business plans on which these reviews were based reflect a number of assumptions about the future operations of both businesses over the next five years including significant projected increases in gaming and other interactive revenues, both through increases in the number of subscribers to Sky’s digital service and through increased use of interactive services by those subscribers. As these businesses are still at an early stage of development, historic operating information and information concerning other trends is currently limited, and changing the assumptions selected by us to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect our results.

      The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Note 28(i) within Item 18 for further details).

Revenues

      The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis, which are invoiced and recorded as part of a periodic billing cycle, and are recognized as the services are provided. Pay per view revenue is recognized when the event, movie or football match is viewed. Cable revenue is recognized based on the number of subscribers taking Sky channels as reported to us by the cable companies and the applicable rate card. The overriding principle followed is to match revenues with the provision of service, and accordingly this leaves little scope for subjectivity. In fiscal 2002, subscription revenues from DTH, cable and DTT subscribers comprised 80% of total turnover (2001: 80%).

      The remaining 20% of turnover (2001: 20%) is comprised of advertising, interactive and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered.

      A further aspect of revenue recognition concerns the installation fees received by us (net of any discount given) when a set-top box is installed and a subscriber is connected to the Sky digital service. These revenues are recognized on the successful completion of the installation of the set-top box, together with any associated costs such as set-top box costs, smartcard costs and installer costs. Under US GAAP these revenues and costs are deferred over the estimated life of the customer relationship as required under US Staff Accounting Bulletin (“SAB”) 101, “Revenue Recognition in Financial Statements”, and our revenues and costs for fiscal 2002 and fiscal 2001 (under US GAAP) have been reduced by £46.3 million and £64.7 million respectively as a result. The estimated life of a subscriber is calculated using the current churn rate, and was 9.1 years in fiscal 2002 (fiscal 2001: 9.4 years; fiscal 2000: 9.4 years). Under US GAAP, where installation costs exceed installation revenue, the excess costs are charged in the profit and loss account immediately upon installation, while the balance of the installation costs and the installation revenue are deferred over the estimated life of the customer relationship. See Note 28(i) within Item 18 for further details.

Tangible fixed assets

      A significant proportion of our total fixed assets relates to tangible fixed assets: 30% as at June 30, 2002 (13% as at June 30, 2001). Tangible fixed assets are stated at cost net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in Note 1 to the Consolidated Financial Statements.

      We estimate the useful life of these assets based on their periods of expected use and this estimation is judgmental. We review the period of expected use on a regular basis. Tangible fixed asset impairment reviews are also an area requiring our judgment, requiring assessment as to whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from these assets using cash flow projections, and from using an appropriate discount rate.

      In fiscal 2000, FRS 15 introduced specific criteria for the recognition of tangible fixed assets. The implementation of this accounting standard did not give rise to any restatement of our reported figures for prior periods. FRS 15 includes a detailed definition of costs that are capitalized in relation to self-constructed assets. As at June 30, 2002, £79 million of costs associated with our customer relationship management project had been capitalized on the balance sheet, some of which continue to be under construction. If these costs had not been capitalized they would have been expensed immediately. Capitalized costs include technology hardware and software assets, site preparation and development costs, and associated consultancy spend. The majority of capitalized costs are associated with the systems (approximately 90%). These costs are being depreciated over 3 years for software and 4 years for hardware. We have expensed the lease costs relating to our transponders as they are incurred as we treat these leases as operating leases rather than capital leases. If these leases had been treated as capital leases, then the costs would have been capitalized and depreciated.

Amortization of program stock

      A significant proportion of programming costs relates to the amortization of television program rights. Programming costs represent 56% (2001: 53%) of our operating expenses before exceptional items and goodwill amortization. Our investment in television program rights is amortized over the planned number of showings according to the type of program right, with the exception of movie rights and certain sports rights. The amortization methods used are based on program genre, for example, general entertainment programs, and have been based on the repeatability and value to us of showing the program. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the program to the cost of the program rights. Acquired movie rights are amortized on a straight-line basis over the period of the transmission rights, although where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Our own in-house movie productions are amortized in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortization of each contract is based on anticipated revenue. Provisions are made for any program rights which are surplus to our requirements or will not be shown for any other reason.

Equity accounting

      Under UK GAAP, an investor will cease to apply the equity method to an equity-accounted investment when it is demonstrated that it no longer exerts significant influence over the investment. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, we believed that from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and ceased to account for KirchPayTV’s losses using the gross equity method from that date. As we have no obligation to or intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

      Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit making position in the foreseeable future. As we have no obligation to or intention of providing any future funding to KirchPayTV, following the full impairment write-down in the investment at December 31, 2001, we ceased recording our share of KirchPayTV losses under US GAAP, in accordance with APB Opinion 18, from that date (see Note 28(i) within Item 18 for further details).

Minority equity investments

      Our minority equity investments are regularly reviewed by us to determine whether there has been a permanent diminution in market value. In making that determination, we consider the extent to which the carrying value exceeds market value, the duration of the market decline and investee forecasts. In fiscal 2002, we recorded a non-cash impairment loss of approximately £60.0 million against our football club investments (2001: £38.6 million against our new media investments). As at June 30, 2002, the aggregate market values of our football club investments were £6.8 million below their aggregate carrying values. We believe that this is as a result of adverse short-term stock market conditions.

      The treatment of these impairments differed under US GAAP (see Note 28(i) within Item 18 for further details).

Deferred consideration

      Deferred consideration of £253.2 million due to be paid in November 2002, relating to our acquisition of BiB, may be issued as shares or loan notes. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore under UK GAAP this deferred consideration is included within shareholders’ funds as “shares to be issued”. Under US GAAP, the deferred consideration is classified within liabilities (see Note 28(i) within Item 18 for further details).

Deferred tax

      Under UK GAAP, we recognize deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at expected future tax rates. Deferred tax assets are recognized when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

      We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required to further write-down our deferred tax assets resulting in an increase in our effective tax rate and an adverse impact on our financial results.

      The treatment of deferred tax under US GAAP differs from that under UK GAAP (see Note 28(i) within Item 18 for further details).

ADOPTION OF NEW ACCOUNTING STANDARDS

      No new UK GAAP accounting standards have been issued during fiscal 2002. In fiscal 2001, the following standards came into force and were adopted by us:

FRS 17 — Retirement benefits

      This standard addresses the measurement and valuation of retirement benefit pension schemes. We operate a defined contribution plan and compliance with this standard has not given rise to any change in accounting policies or any restatement of figures reported for prior periods.

FRS 18 — Accounting policies

      This standard addresses the adoption of appropriate accounting policies, judged against the objectives of relevance, reliability, comparability and understandability. Compliance with this standard has not given rise to any change in accounting policies or any restatement of figures reported for prior periods.

FRS 19 — Deferred tax

      This standard addresses the recognition, on a full provision basis, of deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. On adoption of FRS 19 in fiscal 2001, prior year results were restated accordingly.

      In fiscal 2000 the following standards came into force and were adopted by us:

FRS 15 — Tangible fixed assets

      This standard addresses the measurement, valuation and depreciation of tangible fixed assets. Compliance with this standard did not give rise to any restatement of figures reported for prior years.

FRS 16 — Current taxation

      This standard specifies how current tax, in particular withholding tax and related tax credits, should be reflected in the financial statements. Compliance with this standard did not give rise to any restatement of figures reported for prior years.

      Details of new US GAAP accounting standards issued during the year are given in Item 18, Note 28(ii), “Adoption of new standards”.

OPERATING RESULTS

      The consolidated profit and loss account presented on page F-2, and the accompanying notes have been prepared on the basis required by UK GAAP and are summarised below.

	Years ended June 30,

	2000	2001	2002

	£m	£m	£m
Group turnover	1,847.0	2,306.0	2,776.1
Operating expenses, net	(1,761.7)	(2,145.8)	(2,584.6)

Operating profit before goodwill and exceptional items	85.3	160.2	191.5
Amortization of goodwill	—	(44.3)	(118.3)
Exceptional operating items	(105.0)	(23.1)	(18.2)

Operating profit (loss)	(19.7)	92.8	55.0
Share of results of joint ventures	(121.3)	(239.2)	(76.7)
Joint venture goodwill amortization	(14.4)	(101.1)	(98.5)
Exceptional non-operating items	16.1	(132.7)	(1,096.9)
Net interest payable	(91.9)	(135.1)	(136.9)
Taxation (charge) credit	33.5	(23.3)	(28.6)

Loss for the financial year	(197.7)	(538.6)	(1,382.6)

Loss per share	(11.3p )	(29.2p )	(73.3p )

      An analysis of revenues and costs after goodwill and exceptional items for the relevant fiscal years is shown below:

	Revenues

	2000		2001		2002

	£m	%	£m	%	£m	%
DTH subscribers	1,189.0	64.4	1,536.7	66.6	1,929.2	69.5
Cable and DTT subscribers	303.0	16.4	299.1	13.0	279.4	10.1
Advertising	242.3	13.1	270.5	11.7	250.7	9.0
Interactive	4.6	0.2	93.0	4.0	186.0	6.7
Other	108.1	5.9	106.7	4.7	130.8	4.7

	1,847.0	100.0	2,306.0	100.0	2,776.1	100.0

	Operating Expenses
	(after goodwill and exceptional items)

	2000		2001		2002

	£m	%	£m	%	£m	%
Programming*	945.6	50.7	1,133.8	51.2	1,439.3	52.9
Transmission and related functions*	146.2	7.8	128.6	5.8	142.5	5.2
Marketing	439.6	23.6	378.1	17.1	416.6	15.3
Subscriber management	205.6	11.0	243.4	11.0	291.1	10.7
Administration	129.7	6.9	254.0	11.5	343.8	12.7
Gaming	—	—	75.3	3.4	87.8	3.2

	1,866.7	100.0	2,213.2	100.0	2,721.1	100.0

*	The amounts above are net of £15.3 million (fiscal 2001: £55.1 million; fiscal 2000: £51.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and £23.7 million (fiscal 2001: £53.9 million; fiscal 2000: £61.3 million) in respect of the provision to third party broadcasters of spare transponder capacity.

2002 FISCAL YEAR COMPARED TO 2001 FISCAL YEAR

      During fiscal 2002, the continued growth in DTH subscribers has led to significant growth in revenues and operating profit before goodwill and exceptional items, despite the closure of ITV Digital and a challenging advertising market.

      Total UK and Ireland subscribers to Sky’s channels increased by 148,000 from 10,044,000 in fiscal 2001 to 10,192,000 in fiscal 2002, as the increase in the number of DTH and cable subscribers was greater than the loss of DTT subscribers from the closure of ITV Digital. Sky digital subscribers increased to 6,101,000 at June 30, 2002 from 5,308,000 at June 30, 2001.

Revenues

      Revenues increased to £2,776.1 million in fiscal 2002 from £2,306.0 million in fiscal 2001, representing growth of 20% in fiscal 2002.

          DTH subscribers

      DTH subscription revenues are our largest source of revenue and increased to £1,929.2 million in fiscal 2002 from £1,536.7 million in fiscal 2001. The improvement of 26% in fiscal 2002 was largely driven by a 14% increase in the average number of subscribers, and January 2002 price rises.

      The quarterly annualized core average revenue per subscriber (“core ARPU”), which includes subscriber and most pay-per-view revenues, but not interactive revenues, calculated on the basis of the average number of subscribers in the last quarter, increased to £333 as at June 30, 2002, from £302 at June 30, 2001. The core ARPU for fiscal 2002 excludes pay-per-view revenues from the Lewis vs Tyson boxing match to reflect the “one-off” nature of this event. Including these revenues, core ARPU for fiscal 2002 was £338. The increase in average revenue in fiscal 2002 resulted from price rises, which took effect on January 1, 2002, and new products and services including Sky+ and the SSTB.

      The total number of DTH subscribers increased by 648,000 (14%) in fiscal 2002, primarily due to the significant growth in new digital subscribers, partly offset by digital churn and the closure of our analog service in September 2001.

      Annualized net digital churn for the year to date was 10.5% at June 30, 2002 (excluding the effect of the analog service closure) and 10.0% at June 30, 2001.

          Cable and DTT subscribers

      Cable and DTT subscription revenues continued to be an important source of revenue, although they decreased by 7% to £279.4 million in fiscal 2002, from £299.1 million in fiscal 2001. The decrease was due to a £19.9 million decrease in cable revenues to £227.6 million, partly offset by a £0.2 million increase in DTT revenues to £51.8 million. The decrease in cable revenues was due to fewer cable subscribers taking Sky premium channels and a decrease in average revenue per cable subscriber of 19% in the period, partly offset by an 11% increase in the average number of cable subscribers. DTT revenues experienced only £0.2 million of growth since no revenues were received after April 30, 2002 following the termination of the ITV Digital DTT operations on that date. As a result of this termination, Sky made an exceptional operating provision of £22.3 million at April 30, 2002 in respect of remaining unprovided programming debts with ITV Digital (see operating and exceptional items).

      At June 30, 2002, approximately 4.1 million (June 30, 2001: 4.6 million cable and DTT subscribers) UK and Ireland cable subscribers (including broadband, narrowband and Single Mast Antenna TV (“SMATV”) subscribers) received our programming, of which approximately 24% subscribed to one or more Sky Premium Channels, compared to 28% at June 30, 2001.

      In fiscal 2002, UK cable operators were typically charged for Sky Premium Channel subscribers at levels which were between 45% and 63% of the DTH subscription price charged for Sky DTH Premium Channel subscribers (excluding VAT). In addition, the percentage of cable and DTT subscribers who subscribed to Sky Premium Channels is far lower than that for DTH subscribers. As a result, on average, in fiscal 2002, cable (including Ireland) and DTT subscribers accounted for 40% (fiscal 2001: 46%) of total subscribers, although cable and DTT wholesale revenues accounted for only 13% (fiscal 2001: 16%) of total subscription revenues.

      Ntl, one of our major customers, accounts for a substantial proportion of our wholesale revenues. ntl announced on January 31, 2002, that it had appointed advisers to consider strategic and recapitalization alternatives to strengthen the company’s balance sheet and reduce debt. We understand that, on May 8, 2002, ntl filed a pre-arranged Chapter 11 plan of reorganization under US law (amended on July 15, 2002). On July 3, 2002, ntl was granted approval by a US court of its Debtor-in-Possession financing, which is expected to finance ntl through its Chapter 11 process. We understand that, ntl is still awaiting final confirmation of its reorganization plan, which will involve a debt-for-equity recapitalization, after which ntl expects to emerge from its Chapter 11 process. In light of this information, the Group is keeping its trading relationship with ntl under close review.

      Telewest is also a major customer of the Group, again accounting for a substantial proportion of wholesale revenues. On March 15, 2002, Telewest’s debt ratings were downgraded. Further, on August 22, 2002, Telewest announced that it had secured the necessary waivers and consents to permit it to enter into discussions regarding a possible restructuring of the company’s balance sheet. On September 30, 2002, Telewest announced that it had reached a non-binding agreement relating to a restructuring with an ad-hoc committee of bondholders. Telewest now intends to seek support for this agreement from its other stakeholders. In light of this information, the Group is keeping its trading relationship with Telewest under close review.

      Both ntl and Telewest between them represent in excess of 99% of the UK broadcast cable industry. Ntl and Telewest have continued to pay their debts to us as they have fallen due.

          Advertising revenues

      Advertising revenues decreased to £250.7 million in fiscal 2002 from £270.5 million in fiscal 2001. The decrease in advertising revenues of 7% was driven by a downturn in the UK advertising market, partly offset by the growth in viewing share of Sky channels, according to BARB estimates, from 5.76% to 6.15%, and increased advertising revenue from Ireland.

          Interactive revenues

      Interactive revenues increased to £186.0 million in fiscal 2002 from £93.0 million in fiscal 2001. The increase of £93.0 million was due to increased gaming revenues, up £16.5 million to £94.9 million (resulting from an increase in the overall number of bets placed), and the inclusion of a full year of consolidated BiB revenues for the first time subsequent to the acquisition of BiB as a subsidiary on May 9, 2001 (previously BiB’s revenues had been equity accounted). SkyBet now has over 100,000 interactive TV betting registrations from DTH subscribers and receives over 65,000 bets per week on average. The majority of the remainder of interactive revenues comprises Sky Active (games, shopping, banking, interactive advertising, etc.) and subsidy recovery charges made to conditional access and access control customers on the Sky Digital platform.

      The quarterly annualized interactive revenue per subscriber (“interactive ARPU”), which includes the net margin from betting, calculated on the basis of the average number of subscribers in the last quarter, stood at £14 for the three months to June 30, 2002, increasing by 66% from £8 in fiscal 2001. The increase principally resulted from growth in the scale of betting, as described above, and the consolidation of BiB’s results from May 9, 2001.

          Other revenues

      Other revenues increased £24.1 million to £130.8 million in fiscal 2002, primarily due to new product revenue from the sale of Sky+ and SSTB set-top boxes, increased service call revenues due to a larger subscriber base and increased extended warranty revenues, partly offset by fewer installations in fiscal 2002.

Operating expenses

      Operating expenses after goodwill and exceptional items increased to £2,721.1 million in fiscal 2002, from £2,213.2 million in fiscal 2001, representing annual growth of 23%.

          Programming

      Programming costs, which represent the largest single element of our cost structure, constituted 56% of operating expenses before goodwill and exceptional items in fiscal 2002 (fiscal 2001: 53%), and increased to £1,439.3 million in fiscal 2002 from £1,133.8 million in fiscal 2001. Programming costs are stated net of amounts receivable from the disposal of programming rights not acquired for use by the Group.

      Sports channels’ programming costs increased 59% to £663.0 million in fiscal 2002, from £416.5 million in fiscal 2001, driven by an increase of £192.3 million in football costs (mainly due to the new FAPL agreement beginning in fiscal 2002 and the introduction of FAPL pay-per-view matches in fiscal 2002) together with the increased costs of rugby union and cricket internationals. Sports channels’ programming costs will continue to increase over the next two years, until the end of the current FAPL agreement, which will cost in aggregate £1.1 billion over the three year period, and which commenced in August 2001.

      Movie channels’ programming costs increased by 7% to £360.5 million in fiscal 2002, from £336.4 million in fiscal 2001. The increase was primarily due to additional licensed programming costs, driven by the 3% increase in the average number of movie subscribers, an increase in the number of buys of SBO movies and an increased proportion of “mega-hit” titles, which are generally defined by reference to US theatrical release revenue.

      Entertainment programming costs decreased 5% to £84.8 million in fiscal 2002, from £89.6 million in fiscal 2001. The decrease in entertainment programming costs principally resulted from savings in commissioned programming for Sky One and the rationalization of certain channels.

      Our costs in relation to the distribution agreements for the Sky Distributed Channels have grown from £256.1 million in fiscal 2001 to £297.4 million in fiscal 2002, mainly due to the increased number of subscribers and contracted per subscriber fee increases.

          Transmission and related functions

      Transmission and related functions costs after exceptional items (net of amounts receivable for the provision of spare transponder capacity to third party broadcasters) increased from £128.6 million in fiscal 2001 to £142.5 million in fiscal 2002. Transmission and related costs before exceptional items increased from £128.6 million in fiscal 2001, to £146.6 million in fiscal 2002, mainly as a result of the inclusion of a full year of BiB transmission costs and the usage of an increased number of transponders, offset by savings from the termination of the analog service in September 2001. In fiscal 2002, transponder rental costs and transmission, uplink and telemetry costs comprised 44% (2001: 37%) of transmission and related functions costs before exceptional items.

      At June 30, 2002, £4.1 million of the £41.0 million provision originally made in fiscal 2000, relating to the cost of early termination of the analog service on September 27, 2001, had not been utilized and was therefore released to the profit and loss account as an exceptional operating credit.

          Marketing

      Marketing costs have continued to be significant, comprising the second largest element of our cost structure, primarily as a result of the continued free digital satellite equipment offer to new customers.

      Marketing costs after exceptional items increased to £416.6 million in fiscal 2002, from £378.1 million in fiscal 2001. The increase of £38.5 million was mainly due to the consolidation for the full year of BiB’s subsidy of the set-top box (resulting in an increase of £49 million over fiscal 2001) and an increase in discounted installation offers. This was partly offset by reductions in above-the-line advertising spend and commissions paid, as more sales were made directly to subscribers rather than through retail outlets.

          Subscriber management

      Subscriber management costs grew from £243.4 million in fiscal 2001 to £291.1 million in fiscal 2002. This increase in costs of 20% was driven by the higher number of digital subscribers and by the introduction of new products such as Sky+ and SSTB; partly offset by lower call centre headcount and call volumes, reflecting improvements in our billing and other customer support systems, and subscribers’ increasing familiarity with Sky products.

          Administration

      Administration costs, including goodwill and exceptional items of £140.6 million, increased to £343.8 million in fiscal 2002, from £254.0 million in fiscal 2001. Administration costs before goodwill and exceptional items increased by £16.6 million, mainly due to the consolidation of BiB costs for the first full year since acquisition as a subsidiary on May 9, 2001, and increases in other central costs and depreciation. Goodwill amortization increased by £74.0 million, mainly due to the amortization of BiB goodwill for the first full year in fiscal 2002.

      On March 27, 2002, ITV Digital, a 50:50 joint venture between Carlton Communications plc (“Carlton”) and Granada plc (“Granada”), which provided pay television programme services via the UK DTT platform, was placed into administration. Partners of Deloitte & Touche were appointed as administrators. As of March 27, 2002, we had balances owing and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, in fiscal 2002, we made an exceptional operating provision against the whole of this balance.

      In fiscal 2001, an exceptional operating item of £23.1 million comprised a reorganization provision relating to the costs of reorganization within the “Sky Interactive” division. This division brought together BiB with our other interactive properties including the Sports Internet Group (“SIG”). The costs of reorganization within Sky Interactive were estimated at £23.1 million and principally comprised the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount. The reduction in headcount related to 123 employees principally employed within the technology function of Sky Interactive.

      The UK GAAP charges for employee stock based compensation are included within administration costs, and differ significantly from those charges under US GAAP. See Note 28(i) within Item 18 for further details.

          Gaming

      In fiscal 2002, gaming costs increased by £12.5 million to £87.8 million, from £75.3 million in fiscal 2001, due to increased numbers of interactive TV and internet bets placed following the introduction of interactive betting in December 2000 and the relaunch of the interactive TV betting service in November 2001. These costs relate to the £94.9 million of interactive gaming revenues described previously. In fiscal 2001, gaming costs were included for the first time, following the acquisition of SIG in July 2000.

Operating profit

      Operating profit, before goodwill and exceptional items demonstrated significant year-on-year growth and increased 20% or £31.3 million from fiscal 2001 to £191.5 million in fiscal 2002. This was primarily the result of the continued growth in DTH subscribers over the past fiscal year. Operating profit, after goodwill and exceptional items, decreased to £55.0 million in fiscal 2002, from £92.8 million in fiscal 2001, with the £31.3 million increase in operating profit before goodwill and exceptional items being more than offset by an increase in goodwill amortization and exceptional items of £69.1 million.

Goodwill

      Goodwill amortization included within operating profit increased by £74 million to £118 million in fiscal 2002, as a result of the inclusion of a full year’s amortization charge for goodwill arising on the acquisition of BiB. Joint ventures’ goodwill amortization of £1,070 million shown below operating profit relates to the amortization and subsequent impairment of the goodwill arising upon the acquisition of KirchPayTV.

Non-operating exceptional items

          2002

Amounts written off fixed asset investments

      At December 31, 2001, £60.0 million was provided against our minority investments in football clubs.

Release of provision for loss on disposal of subsidiary

      On October 16, 2001, we jointly announced with Ladbrokes, the betting and gaming division of Hilton Group plc, that we had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary of £10.0 million, taken in fiscal 2001, was written back in fiscal 2002 as a non-cash exceptional credit, below operating profit (see “Provision for loss on disposal of subsidiary” below).

Write down of deferred tax asset

      Following the impairment charge made in respect of our investment in KirchPayTV at December 31, 2001, there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full as at December 31, 2001. Subsequent to this date, £12.3 million of this amount was written back due to the utilization of tax losses. The Directors ultimately expect the remaining £83.3 million to be recovered in full.

Profit on sale of fixed asset investments

      During fiscal 2002, we disposed of our minority investment in Static 2358 Limited realizing a profit of £2.3 million.

          2001

Share of joint venture’s operating exceptional item

      In April 2001, BiB incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions. The exceptional charge was accounted for within the share of operating results of joint ventures.

Share of joint venture’s loss on sale of fixed asset investment

      On August 31, 2000, KirchPayTV disposed of its remaining 58 million holding of BSkyB shares. Our share of the loss on disposal was £69.5 million. The loss was calculated as our share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by us) and the net proceeds realised by KirchPayTV of £10.05 per share.

Amounts written off fixed asset investments

      At June 30, 2001, £38.6 million was provided against our minority investments in new media companies.

Provision for loss on disposal of subsidiary

      On July 11, 2001, we reached agreement with Ladbrokes, the betting and gaming division of Hilton Group plc, to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. We were to contribute our wholly-owned bookmaker, Surrey Sports, to the joint venture. On the transfer of Surrey Sports to the joint venture, existing goodwill on our balance sheet was to be adjusted by £10.0 million and a provision for this was made in fiscal 2001. This provision was subsequently reversed when we jointly announced with Ladbrokes in October 2001 that we had agreed not to pursue the proposed joint revenue (see note on “Release of provision for loss or disposal of subsidiary” above).

      The treatment of the above non-operating exceptional items differs under US GAAP. See Note 28(i) within Item 18 for further details.

Joint ventures

      Our share of the operating losses from joint ventures, excluding exceptional items, decreased from £239.2 million in fiscal 2001, to £76.7 million in fiscal 2002. This was mainly due to the decrease in our share of BiB’s operating losses, before exceptional items, from £118.9 million to nil (following the consolidation of BiB as a subsidiary from May 9, 2001), and the non-recognition of the losses of KirchPayTV from February 8, 2002 (£70.0 million net losses recognized in fiscal 2002 (see Note 5 within Item 18) and £116.0 million losses recognized in fiscal 2001).

KirchPayTV

      As a result of an impairment review as at December 31, 2001, we wrote down the carrying value of our investment in KirchPayTV to nil. This resulted in an exceptional charge of £985 million to joint ventures’ goodwill amortization.

      By February 8, 2002, our relationship with KirchPayTV had irrevocably changed and we have not exercised significant influence since that date. Therefore from February 8, 2002, we no longer accounted for our interest in KirchPayTV as a joint venture and ceased accounting for KirchPayTV’s losses using the gross equity method from that date.

      To match our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002, we released an amount of £13.5 million from the impairment provision made at December 31, 2001 (see Note 5 within Item 18).

      On May 8, 2002, KirchPayTV filed for insolvency and on August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The purpose of formal insolvency proceedings under German law is to satisfy the creditors by realising the assets of the insolvent company and distributing the proceeds to creditors. The method of realization, i.e. asset sale or sale as a going concern, is determined by the insolvency trustee who reports and consults with the creditors. The entity’s shareholders do not have a formal position in the insolvency proceedings. On May 13, 2002, we exercised our put option to transfer our 22.03% equity interest in KirchPayTV to Taurus Holding, KirchPayTV’s majority shareholder. Due to liquidity issues, on June 12, 2002, Taurus Holding filed for insolvency and on September 13, 2002 formal insolvency proceedings were opened for Taurus Holding. We continue to believe that we are unlikely to receive a significant amount, if any amount, in respect of our put option.

      Further details regarding our investment in KirchPayTV can be found within the KirchPayTV section of Item 4 and in notes 28(i) and 31 of Item 18.

BiB

      On July 17, 2000, we announced the acquisition of a further 47.6% of BiB, subject, inter alia, to regulatory approval, to increase our shareholding to 80.1%. On May 9, 2001, we completed the acquisition of such 47.6% of BiB, and on June 28, 2001, we completed the acquisition of the remaining 19.9% of BiB, taking our shareholding to 100%. We accounted for BiB as a 32.5% joint venture up until November 2000. From this date, to May 9, 2001, we recognized 100% of BiB’s joint venture losses due to an arrangement dated July 15, 2000, under which we agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, we have fully consolidated BiB as a subsidiary.

Other

      We continue to invest in programming joint ventures managed by our wholly-owned subsidiary, Sky Ventures. Our share of losses in joint ventures owned by Sky Ventures increased to £6.7 million in fiscal 2002, from £4.3 million in fiscal 2001, mainly due to the completion in July 2001 of the “attheraces” joint venture, in which we have a 33.3% stake.

      Amortization of joint ventures’ goodwill relates to goodwill arising on the acquisition of our stake in KirchPayTV. In the second half of fiscal 2001, we revised the useful economic life of KirchPayTV goodwill from 20 years to seven years, although we only accounted for approximately seven months worth of amortization in fiscal 2002, before the carrying value of the investment in KirchPayTV was written down to nil which resulted in an increase in goodwill amortization from £97.2 million in fiscal 2001 to £98.5 million in fiscal 2002. The goodwill amortization charge in fiscal 2002 ceased following the full impairment of the investment in KirchPayTV at December 31, 2001 (see above).

Interest

      Interest payable and similar charges, net of interest receivable and similar income, increased to £136.9 million in fiscal 2002, from £132.4 million in fiscal 2001. This was due to an increase of £161.4 million in average net debt for fiscal 2002, partly offset by a reduction in the average interest rates payable on main borrowings from 7.6% in fiscal 2001 to 7.4% in fiscal 2002, and a decrease in our share of joint venture interest payable following the cessation of accounting for KirchPayTV as a joint venture. Net debt peaked at £1,833 million in December 2001, falling to £1,528 million at June 30, 2002.

Taxation

      In fiscal 2002, the tax charge of £106.4 million principally comprised an exceptional write-off of a deferred tax asset arising on losses, following the impairment charge made in respect of KirchPayTV goodwill of £83.3 million (fiscal 2001: nil); utilization of the existing deferred tax asset of £27.3 million (fiscal 2001: £24.1 million); an exceptional tax charge on the release of the remaining analog termination provision of £1.2 million (fiscal 2001: nil); and our share of our joint ventures’ tax charges of £1.3 million (fiscal 2001: nil). This was partly offset by an exceptional tax credit arising on the provision made against unprovided for ITV Digital debtors (£6.7 million; fiscal 2001: nil). There was no current tax charge in fiscal 2002 or fiscal 2001.

      In fiscal 2001, the adoption of Financial Reporting Standard (“FRS”) 19, Deferred tax, had resulted in the recognition of a deferred tax asset of £143.9 million at June 30, 2001, primarily as a result of losses and certain exceptional items incurred in fiscal 2000 and 2001. These losses and costs were associated with the launch of digital television and the termination of analog operations.

Loss per share

      Loss per share, before goodwill and exceptional items, decreased by 10.2p from 12.9p for fiscal 2001 to 2.7p for fiscal 2002, primarily reflecting the improvement in the operating results and the reduction in our share of joint ventures’ losses, mainly due to the cessation of accounting for KirchPayTV as a joint venture from February 8, 2002 and the consolidation of BiB from May 9, 2001.

      Loss per share, after goodwill and exceptional items, increased by 44.1p from 29.2p for fiscal 2001 to 73.3p for fiscal 2002, primarily due to the provision against our investment in KirchPayTV, which contributed 51.5p to the increase in loss per share.

2001 FISCAL YEAR COMPARED TO 2000 FISCAL YEAR

      In fiscal 2001, total UK and Ireland subscribers to Sky’s channels increased by 1,056,000 to 10,044,000 principally due to an increase in the number of DTH subscribers. Sky digital subscribers increased to 5,308,000 at June 30, 2001, from 3,583,000 at June 30, 2000. Sky analog subscribers decreased to 145,000 from 930,000 at June 30, 2000 mainly as a result of the promotion to transition existing analog subscribers to our digital service.

Revenues

      Revenues increased to £2,306.0 million in fiscal 2001 from £1,847.0 million in fiscal 2000, representing growth of 25%.

          DTH subscribers

      DTH subscription revenues were our largest source of revenue and increased to £1,536.7 million in fiscal 2001 from £1,189.0 million in fiscal 2000. The improvement of 29% in fiscal 2001 was largely driven by a 28% increase in the average number of subscribers, and January 2001 price rises. The total number of DTH subscribers increased by 940,000 to 5,453,000 in fiscal 2001, primarily due to the significant growth in new digital subscribers.

      The quarterly annualized core average revenue per subscriber (“core ARPU”), including subscriber and pay-per-view revenues, but not interactive revenues, calculated on the basis of the average number of subscribers and revenues in the last quarter, increased to £302 in fiscal 2001 from £281 in fiscal 2000. The increase in average revenue in fiscal 2001 resulted from price rises which affected analog subscribers on September 1, 2000 and digital subscribers on January 1, 2001, and increased pay-per-view revenue, due to price rises which affected digital subscribers on January 1, 2001.

      Annualized net churn was 10.0% at June 30, 2001 and 10.5% at June 30, 2000.

          Cable and DTT subscribers

      Cable and DTT subscription revenues continued to be an important source of revenue, decreasing by 1% to £299.1 million in fiscal 2001 from £303.0 million in fiscal 2000. The decrease from fiscal 2000 to fiscal 2001 was due to a £18.1 million decrease in cable revenues to £247.5 million, partly offset by a £14.2 million increase in DTT revenues to £51.6 million. The decrease in cable revenues was due to a reduction of 6% in cable subscribers taking Sky premium channels and a decrease in average revenue per subscriber of 1%. The increase in DTT revenues was due to the 461,000 increase in the estimated average number of subscribers, partly offset by a 31% decrease in the estimated average revenue per subscriber.

      At June 30, 2001, approximately 4.6 million (June 30, 2000: 4.5 million) UK and Ireland, cable and DTT subscribers (including broadband, narrowband and SMATV subscribers) received our programming, of which approximately 28% subscribed to one or more Sky Premium Channels, compared to 41% at June 30, 2000.

      In fiscal 2001, UK cable operators and ITV Digital were typically charged for Sky Premium Channel subscribers at levels which were between 48% and 57% of the DTH subscription price charged for Sky DTH Premium Channel subscribers (excluding VAT). In addition, the percentage of cable and DTT subscribers who subscribed to Sky Premium Channels was far lower than that for DTH subscribers. As a result, on average, in fiscal 2001, cable (including Ireland) and DTT subscribers accounted for 46% (fiscal 2000: 50%) of total subscribers, although cable and DTT subscription revenues accounted for only 16% (fiscal 2000: 20%) of total subscription revenues.

          Advertising revenues

      Advertising revenues increased to £270.5 million in fiscal 2001 from £242.3 million in fiscal 2000. The increase in advertising revenues of 12% was driven by the increased penetration of Sky’s channels within UK TV homes, an increase in viewing share of Sky channels, according to BARB estimates, from 5.28% to 5.76%, greater sponsorship revenue and the introduction of dedicated advertising sales for Ireland.

          Interactive revenues

      The increase in interactive revenues of £88.4 million from £4.6 million in fiscal 2000 to £93.0 million in fiscal 2001 was mainly due to the inclusion of £78.4 million of gaming revenues, earned subsequent to the acquisition of SIG in July 2000.

          Other revenues

      In fiscal 2001, other revenues were largely constant and decreased by only 1% from £108.1 million in fiscal 2000 to £106.7 million in fiscal 2001.

Operating expenses

      Operating expenses after goodwill and exceptional items increased to £2,213.2 million in fiscal 2001 from £1,866.7 million in fiscal 2000, representing annual growth of 19%.

          Programming

      Programming costs, which represent the largest single element of our cost structure, constituted 53% of operating expenses before goodwill and exceptional items in fiscal 2001 (fiscal 2000: 54%). Programming costs increased to £1,133.8 million in fiscal 2001 from £945.6 million in fiscal 2000.

      Sports channels’ programming costs increased 8% to £416.5 million in fiscal 2001 from £385.4 million in fiscal 2000, primarily due to increases in rights costs, including contractual payments for FAPL football, cricket and rugby, together with increases in production costs.

      Movie channels’ programming costs increased by 21% to £336.4 million in fiscal 2001 from £277.9 million in fiscal 2000. The increase was primarily due to additional licensed programming costs, driven by the 16% increase in the average number of movie subscribers, and increased SBO costs, which in turn reflected increased volumes of SBO purchases.

      Entertainment programming costs increased 36% to £89.6 million in fiscal 2001 from £65.7 million in fiscal 2000. The increase reflected increased investment in commissioned programming on Sky One and increased licensed programming costs for the higher number of first run shows.

      Our costs in relation to the distribution agreements for the Sky Distributed Channels grew from £176.8 million in fiscal 2000 to £256.1 million in fiscal 2001, mainly due to the impact of a greater number of digital subscribers.

          Transmission and related functions

      Transmission and related functions costs, before exceptional items in fiscal 2000 of £41.0 million, increased from £105.2 million in fiscal 2000 to £128.6 million, mainly as a result of increasing digital transmission costs, partially offset by savings from reduced analog operations. In fiscal 2001, transponder rental costs and transmission, uplink and telemetry costs comprised 37% (fiscal 2000: 37%) of transmission and related functions costs before exceptional items, the remaining 63% comprising technical operations costs, licence fees and depreciation (fiscal 2000: 63%).

      In May 2000, we had committed to terminating our then current analog service in June 2001, earlier than the previously announced date of December 31, 2002. The costs of the termination were estimated at £41.0 million and principally comprised the cost of early termination of analog transponder leases and other costs to be incurred to terminate our analog operations. We substantially terminated our analog service in June 2001; however, a limited service was broadcast until September 27, 2001.

          Marketing

      Marketing costs, after exceptional items of £58.3 million in fiscal 2000, decreased to £378.1 million in fiscal 2001, from £439.6 million in fiscal 2000. The decrease in costs before exceptional items of £3.2 million was due to reductions in above-the-line advertising spend, the lower cost of set-top boxes (despite the consolidation since May 9, 2001 of subsidies formerly paid by BiB), fewer digital installations and efficiency gains in customer retention programs.

      In May 1999, we announced a marketing promotion under which we committed to transitioning our existing analog subscribers onto our digital service. The net costs associated with this process were estimated at £450.0 million, before taking account of tax relief of £135.0 million. This did not include subsidy costs provided by BiB, 32.5% of whose funding was met by us. Following our agreement to acquire a further 47.6% shareholding in BiB and the consequent agreement for us to provide 100% of BiB’s funding, it became appropriate to increase the provision by £58.3 million in June 2000, principally to provide for the costs of subsidising the set-top boxes for the remaining analog subscribers. The costs of providing the free digital satellite equipment offer to analog subscribers that transition to the digital service have been offset against the transition provision.

          Subscriber management

      Subscriber management costs, including exceptional items in fiscal 2000 of £5.7 million, grew from £205.6 million in fiscal 2000, to £243.4 million in fiscal 2001, primarily due to the 28% net increase in the average DTH subscriber base in the year.

      In May 2000, we announced the reorganization of the SHS distribution network at a cost of £5.7 million. These costs, included within subscriber management costs for fiscal 2000, principally comprised the costs of staff redundancies, termination of building leases and fixed asset write-downs.

          Administration

      Administration costs, including goodwill amortization and exceptional items of £67.4 million in fiscal 2001, increased to £254.0 million in fiscal 2001 from £129.7 million in fiscal 2000.

      Administration costs before goodwill and exceptional items increased by £56.9 million due to the inclusion of interactive overheads and growth in the general administration costs required to support a larger and more complex group. Goodwill amortization included for the first time of £44.3 million was mainly comprised of SIG goodwill amortization (SIG was acquired in July 2000) and BiB goodwill amortization (BiB was acquired in May 2001). In fiscal 2001, the exceptional item comprised a reorganization provision relating to the costs of reorganization within the Sky Interactive division. This division brought together BiB with our other interactive properties including SIG. The costs of reorganization within Sky Interactive were estimated at £23.1 million and principally comprised the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount. The reduction in headcount related to 123 employees principally employed within the technology function of Sky Interactive. There were no exceptional items in fiscal 2000.

      The UK GAAP charges for employees based stock compensation are included within administration costs, and differ significantly from those charges under US GAAP. See Note 28(i) within Item 18 for further details.

          Gaming

      Gaming costs of £75.3 million in fiscal 2001 were included for the first time, following the acquisition of SIG in July 2000.

Operating profit

      Operating profit, after goodwill and exceptional items, increased to £92.8 million in fiscal 2001 from a £19.7 million operating loss in fiscal 2000. The increase resulted from a £74.9 million increase in operating profit (before goodwill and exceptional items) and a decrease in goodwill amortization and exceptional items of £37.6 million.

Goodwill

      Goodwill amortization included within operating profit was £44.3 million in fiscal 2001 (fiscal 2000: nil), resulting from the amortization of goodwill arising on the acquisition of SIG. Joint ventures’ goodwill amortization, shown below operating profit, increased to £101.1 million in fiscal 2001 (fiscal 2000: £14.4 million) as a result of a full year’s amortization charge for goodwill arising on the acquisition of KirchPayTV.

Non-operating exceptional items

          2001

Share of joint venture’s operating exceptional item

      In April 2001, BiB incurred exceptional operating costs of £16.5 million, principally comprising the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions. The exceptional charge was accounted for within the share of operating results of joint ventures.

Share of joint venture’s loss on sale of fixed asset investment

      On August 31, 2000, KirchPayTV disposed of its remaining holding of 58 million BSkyB shares. Our share of the loss on disposal was £69.5 million. The loss is calculated as our share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of these shares at the date of acquisition of 24% of KirchPayTV by us) and the net proceeds realized by KirchPayTV of £10.05 per share (see note 4 in Item 18).

Provision for loss on disposal of subsidiary

      On July 11, 2001, we reached agreement with Ladbrokes, the betting and gaming division of Hilton Group plc, to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. We were to contribute our wholly-owned bookmaker, Surrey Sports, to the joint venture. On the transfer of Surrey Sports to the joint venture, existing goodwill on our balance sheet was to be adjusted by £10.0 million and a provision for this was made in fiscal 2001 (see “Release of provision for loss on disposal of subsidiary” above).

Amounts written off fixed asset investments

      At June 30, 2001, we had provided £38.6 million against our minority investments in new media companies. This consists of a £40.0 million provision, reduced by £1.4 million to reflect the post year end disposal of our investment in Static 2358 Limited.

          2000

Share of joint venture’s loss on sale of fixed asset investment

      On June 7, 2000, KirchPayTV sold 20 million of its holding of BSkyB shares. Our share of the loss on disposal was £14.0 million. The loss was calculated as our share of the difference between the balance sheet value of the 20 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by us) and the net proceeds realized by KirchPayTV of £12.30 per share.

Finance credit

      An exceptional finance credit was made in fiscal 1999 in respect of the mark to market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility (“RCF”) which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million released.

      During fiscal 2000, we reduced our holdings in Manchester United PLC and Manchester City PLC so as to bring the holdings below the 10% limit stipulated by the rules of the Premier League. These disposals resulted in a total loss of £1.4 million.

      The treatment of the above non-operating exceptional items differs under US GAAP. See Note 28(i) within Item 18 for further details.

Joint ventures

      Our share of the operating losses from joint ventures, excluding exceptional items, increased by £117.9 million from £121.3 million in fiscal 2000, to £239.2 million in fiscal 2001. The increase was mainly due to the inclusion of our share of the operating losses of KirchPayTV for the first full year, contributing £105.0 million to the increase. A further £19.8 million was due to an increase in our share of the operating losses of BiB.

      In fiscal 2001, our share of losses in programming joint ventures, managed by our wholly-owned subsidiary Sky Ventures, decreased by £6.9 million to £4.3 million.

      Amortization of joint ventures’ goodwill relates to goodwill arising on the acquisition of our stake in KirchPayTV. This increased from £14.4 million in fiscal 2000 to £97.2 million in fiscal 2001 due to the inclusion of the amortization for the first full year.

KirchPayTV

      KirchPayTV reported revenues for the year to March 31, 2001 of £527 million and operating costs (before exceptionals) of £1,053 million (translated at an average DM/£ of 3.17). Our share of KirchPayTV’s pre-exceptional operating loss for the year was £116 million. At June 30, 2001, KirchPayTV had 2.3 million subscribers of which 2.1 million were digital; 79% of the digital subscribers were taking one of the top tier packages.

Interest

      Interest payable and similar charges, net of interest receivable and similar income, increased to £132.4 million in fiscal 2001 from £91.9 million in fiscal 2000. In fiscal 2001 this was driven by an increase of £543.0 million in average net debt for fiscal 2001 compared to fiscal 2000, and our share of KirchPayTV and BiB interest, with average interest rates payable on main borrowings flat at 7.6%.

Taxation

      In fiscal 2001, the tax charge of £24.1 million arose as a result of the movement on the deferred tax asset in respect of losses and other timing differences incurred in prior years. The tax charge for fiscal 2000 resulted in a deferred tax credit of £73.8 million. There was no current tax charge for fiscal 2001 (fiscal 2000: £8.8 million).

      In fiscal 2001, a deferred tax asset of £143.9 million at June 30, 2001 and of £168.0 million at June 30, 2000 was recognized, primarily as a result of losses and certain exceptional items incurred in fiscal 2000 and 2001. These losses and costs were associated with the launch of digital television and the termination of analog operations.

Loss per share

      Loss per share, before goodwill and exceptional items, increased by 7.5p, from 5.4p for fiscal 2000, to 12.9p for fiscal 2001, primarily due to the increase in our share of operating results of joint ventures and an increase in net interest payable; partly offset by an improvement in operating results.

      Loss per share, after goodwill and exceptional items, increased by 17.9p, from 11.3p for fiscal 2000, to 29.2p for fiscal 2001. This increase was primarily due to: amounts written off fixed asset investments, an increased share of joint venture’s loss on sale of fixed asset investment and an increase in joint ventures’ goodwill amortization in fiscal 2001. These movements were in addition to the reasons shown above.

BALANCE SHEET

      Total fixed assets decreased from £2,410.6 million as at June 30, 2001 to £1,129.3 million at June 30, 2002.

      Intangible fixed assets decreased by £131.9 million, mainly due to the amortization of subsidiary goodwill of £118.3 million. Intangible fixed assets mainly comprise the goodwill that arose on the acquisitions of BiB, SIG and WAP TV.

      Tangible fixed assets increased by £27.6 million, mainly due to £114.7 million of additions, including investment in customer-facing technology, investment in web-based technology, web software and hosting equipment and improved backup facilities; partly offset by depreciation of £81.1 million.

      Fixed asset investments decreased by £1,177.0 million mainly due to the write-down at December 31, 2001 and amortization to December 31, 2001 of KirchPayTV goodwill of £971.4 million and £98.5 million respectively, and the provision against our minority investments in football clubs of £60.0 million. This was partly offset by a net increase in investment in own shares of £23.1 million.

      Net current assets decreased by £307.9 million, principally due to a reduction in cash at bank and in hand of £173.3 million and the decrease in the deferred tax debtor of £105.1 million, £83.3 million of which was due to an exceptional write-off and the remainder was due to the utilization of the deferred tax asset.

      Long term borrowings decreased by £191.1 million, mainly due to the repayment of £190.0 million of borrowings under the revolving credit facilities.

Equity shareholders’ funds

      Total equity shareholders’ funds decreased from funds of £1,060.6 million at June 30, 2001 to a deficit of £300.7 million at June 30, 2002. The decrease mainly comprises the loss for the year of £1,382.6 million (which includes net exceptional charges of £1,115.1 million and goodwill amortization of £216.8 million); partly offset by the issue of share capital of £21.7 million, mainly in relation to the exercise of employee share options.

FOREIGN EXCHANGE

      Our revenues are substantially denominated in pounds sterling, although a significant proportion of our operating costs are denominated in US dollars. In fiscal 2002, US dollar operating costs amounted to 15.2% or £393.0 million of our total operating costs (fiscal 2001: 17.0% or £364.7 million; fiscal 2000: 15.3% or £269.2 million). These costs relate mainly to the Group’s long-term programming contracts with US movie licensors.

      We currently manage our US dollar/pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead which substantially hedge our foreign exchange liabilities in that period. All US dollar-denominated forward rate agreements entered into by us are in respect of firm commitments that exceed the value of such agreements and instruments. It is our policy to hedge in excess of 90% of the US dollar denominated expenses for a period of up to 18 months forward. As at June 30, 2002, we had entered into some 100 forward contracts for a total value of US$920 million, with a maturity of up to eighteen months, to cover contracted commitments for the supply of programming. These contracts, which are individually for less than US$13 million, are with different banks and are at a weighted average rate of US$1.3856 per £1.00. Some US$335 million of these forward contracts are to hedge liabilities in respect of available programming and hence these liabilities are recorded on the balance sheet at the hedged rate. The remainder is to hedge future payments for programs that are yet to become available and hence are not yet recorded as liabilities. Had all such forward contracts been marked-to-market at June 30, 2002, a loss of approximately £50.3 million would have been recorded.

      We also incur costs in euros relating mainly to certain transponder rentals. From January 1, 2000, revenues from our Irish customers have provided a natural and growing offset for a portion of these costs, to the extent that small euro surpluses are now generated each month.

      Our bid has been accepted for the pay TV rights to certain UEFA Champions League football matches from the 2003/4 season to the end of the 2005/6 season, (subject to completion of long-form documentation). Payments in respect of these rights will be made in Swiss Francs, which will mean that we will be exposed to the Swiss Franc/pound sterling exchange rate. Following completion of the agreement with UEFA we currently intend to hedge the exposure in line with existing treasury policy (see note 21 to the Consolidated Financial Statements), whereby a substantial portion of the exposure is hedged via the use of forward foreign currency exchange contracts for a period of up to 18 months forward.

      Although these financial instruments and revenue flows can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations. See Item 11 — “Quantitative and Qualitative Disclosures about Market Risk.”

      Our debt exposure is currently denominated in pounds sterling after taking foreign exchange swaps into account.

INFLATION

      Inflation has not had a significant impact on our results of operations during the three years ended June 30, 2002.

CONTINGENT LIABILITIES

      The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, the History Channel (UK), Paramount UK, QVC, and National Geographic Channel UK. The Directors do not expect any material loss to arise from the above contingent liabilities.

SEASONALITY

      New subscriptions to our channels have in the past tended to be highest in the second quarter of each fiscal year, the pre-Christmas period. As a result of this, marketing costs tend to be highest in the second quarter of each fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

      During the period there was no significant change in the mix, or relative cost, of our capital resources. Our principal sources of short-term liquidity continue to be our aggregate £1,050 million revolving credit facilities, described in more detail below, together with our operating cash flow. Long term funding comes primarily from US dollar and pound sterling-denominated public bond debt, both of which are described in more detail below. Further details of our funding and treasury policies, and the manner in which they are controlled, are given in Item 11.

      In March 2001, we entered into a £300 million revolving credit facility (“RCF”). The facility is additional to the £750 million RCF entered into in July 1999 (as described further below), bringing the aggregate amount available to us under our syndicated bank credit facilities to £1,050 million. The £300 million facility has a maturity of June 2004, which is coterminous with the existing £750 million facility. Under the terms of the March 2001 facility, interest accrues at between 0.5% and 1.75% per annum above LIBOR, depending on our credit rating. At current credit ratings, the rate is 1.25% above LIBOR.

      In July 1999, we replaced our previous £1,000 million RCF with a £750 million facility. The facility will mature in June 2004, and interest accrues at rates between 0.5% and 1.4% per annum above LIBOR, depending on our credit rating. At current credit ratings, the rate is 1.0% above LIBOR.

      In September 2000, we entered into an interest rate hedging arrangement which became effective on January 5, 2001 for a period of two years until January 6, 2003. This arrangement fixed the interest cost at 6.415% (excluding the margin above LIBOR as described above) on a notional £300 million of our bank debt.

      The March 2001 and July 1999 RCFs both contain identical covenants, with which we are currently compliant. These include a change of control provision, the effect of which is that the facility may become immediately due and payable in the event that (with the exception of News Corporation and Vivendi

Universal SA (which acquired Pathé, a founding shareholder of the Company)) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation), becomes the holder of more than 30% in aggregate of the voting rights of the Company.

      The covenants also include certain other positive and negative undertakings, including undertakings relating to certain financial ratios. The obligation to comply with such financial undertakings may restrict access to the facilities from time to time. A breach of certain of our undertakings, including our financial undertakings, may also have the effect of accelerating repayment of all outstanding advances under the facilities. However, the facilities do not contain any ratings-related triggers that would reduce the availability of funding in the event of a ratings downgrade.

      The covenants provided for the exclusion from the financial ratio calculations of specified subscriber acquisition costs until June 2002. In April 2002, we secured an amendment to the RCFs allowing us to continue to exclude from the financial ratio calculations the specified subscriber acquisition costs up to an agreed maximum until the maturity of the RCFs in June 2004.

      As at June 30, 2002, £500 million was drawn down on the £750 million facility (2001: £690 million) and nil was drawn down on the £300 million facility (2001: nil). The only seasonal effects on RCF borrowing requirements are caused by payments for sports rights, resulting in borrowing peaks in summer and winter each year.

      As at June 30, 2002, we also had in issue the following publicly-traded bonds:

—	US$300 million of 7.300% Guaranteed Notes repayable in October 2006. We entered into swap transactions to convert the dollar proceeds to pounds sterling, half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until April 15, 2002, thereafter floating at 62 basis points over six months pounds sterling LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on January 16, 2002, we entered into a further interest rate hedging arrangement to fix the rate at 6.130% from April 15, 2002, payable semi-annually for the remainder of the life of the Notes;

—	US$650 million 10-year Guaranteed Notes, repayable in July 2009. The Notes carry a coupon of 8.200% payable semi-annually, and have been swapped into pounds sterling at a fixed rate of 7.653% payable semi-annually.

—	US$600 million of 6.875% Guaranteed Notes repayable in February 2009. The US dollar proceeds were swapped into pounds sterling at an average fixed rate of 8.200%, payable semi-annually.

—	£100 million 10-year Guaranteed Notes repayable in July 2009. The Notes carry a fixed coupon of 7.750% payable annually.

      Both the bank facilities and the publicly-traded bonds have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited.

      We believe that our existing external financing as described above, together with internally generated cash inflows, both current and future, will continue to be sufficient sources of liquidity to fund our current operations and our approved contractual obligations and commercial commitments as described below.

      Our liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors such as infringement of intellectual property and proprietary rights, increased competition, failure to obtain required regulatory approvals, loss of wholesale revenues and failure of technology. See “Item 3 — Risk Factors”.

Contractual obligations and commercial commitments

      A summary of our contractual obligations and commercial commitments at June 30, 2002 is shown below:

		Payments due by period

		Less than	Between	Between	After
	Total	1 year	2-3 years	4-5 years	5 years

	£m	£m	£m	£m	£m
Obligation or commitment
Long-term debt	1,569	—	500	189	880
Television program rights	2,166	816	1,145	144	61
Third party payments	58	16	33	9	—
Operating lease obligations	516	69	142	140	165
Capital expenditure	6	6	—	—	—
Capital lease obligations	11	2	1	1	7
Set-top boxes	127	127	—	—	—

Total cash obligations	4,453	1,036	1,821	483	1,113

      Further information concerning long term debt is given in Item 11 to this Form 20-F.

Television program rights

      At June 30, 2002, we had minimum TV programming commitments of approximately £2.2 billion (fiscal 2001: approximately £2.8 billion; fiscal 2000: approximately £3.2 billion), of which approximately £1.0 billion (fiscal 2001: approximately £1.1 billion; fiscal 2000: £1.4 billion) related to commitments payable in US dollars for periods up to seven years (fiscal 2001 and 2000: six years). An additional £0.3 billion (US$0.4 billion) of commitments (fiscal 2001 and 2000: £0.4 billion (US$0.5 billion)) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels. At June 30, 2002, the US dollar commitments have been translated at the year end rate of US$1.5347: £1 (June 30, 2001: US$1.4041: £1; June 30, 2000: US$1.5122: £1), except for US$585 million (fiscal 2001: US$462 million; fiscal 2000: US$75 million) covered by forward rate contracts or other hedging instruments where the average forward or hedged rate of US$1.3856: £1 (June 30, 2001: US$1.4281: £1; June 30, 2000: US$1.6064: £1) has been used.

Third party payments

      At June 30, 2002, we had minimum third party payment commitments in respect of distribution agreements for the Sky Distributed Channels of approximately £58 million (fiscal 2001 approximately: £64 million; fiscal 2000: nil). An additional £885 million of commitments would also be payable, assuming that DTH subscriber numbers remained unchanged from current levels.

Operating lease obligations

      We lease certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiations at various intervals specified in the leases. In addition we have agreements for the use of transponders on the Astra and Eutelsat satellites.

Capital lease obligations

      Obligations under capital leases represent amounts drawn in connection with the Customer Management Center in Dunfermline and various IT assets. The Customer Management Center leases and the IT assets leases bear interest at rates of 8.5% and 0% respectively.

Set-top box commitments

      At June 30, 2002, we had made commitments to manufacturers, in relation to the supply of set-top boxes, up to a maximum of £126.9 million (fiscal 2001: £110.0 million; fiscal 2000: £143.1 million).

Cash flows

      During fiscal 2002, there was an operating cash inflow of £249.7 million, compared with an inflow of £38.9 million in fiscal 2001 and an outflow of £232.5 million in fiscal 2000.

      In fiscal 2002, the operating cash inflow of £249.7 million was driven by the increase in operating profit before goodwill and exceptional items during the year; this includes an outflow of £18.6 million in relation to transitioning analog subscribers to digital. In addition to the operating cash inflow, there were inflows of £22.5 million for consortium tax relief and £14.3 million net proceeds on the issue of shares. These inflows were partly offset by net funding to joint ventures (principally the attheraces joint venture) of £6.8 million, capital expenditure of £100.8 million, net interest paid of £132.8 million and purchase of our own shares of £26.9 million.

      During fiscal 2002, we spent £100.8 million (fiscal 2001: £133.3 million; fiscal 2000: £57.9 million) on capital expenditure. The principal expenditure was on large projects, such as upgrading and renewing our customer-facing technology based in Scotland, replacement of our airtime sales system, expenditure on disaster recovery and the purchase of freehold property (3 and 4 Grant Way, Isleworth). In addition to this, we continue to replace and renew our computer equipment, studio facilities, buildings and infrastructure.

      In fiscal 2001, the operating cash inflow of £38.9 million was driven by the increase in operating profit during the year; this included an outflow of £151.0 million in relation to transitioning analog subscribers to digital. The operating cash inflow was offset by the investment in joint ventures, principally BiB, of £137.3 million, capital expenditure of £133.3 million, net interest paid of £115.7 million, consortium tax relief paid of £16.2 million and acquisition of fixed assets investments of £25.5 million.

      During fiscal 2001, we spent £133.3 million on capital expenditure. A significant part of the spending for the year related to investment in web-based technology, web software and hosting equipment, improved backup facilities and upgrades to customer-facing technology based in Scotland. In addition, we continued to invest in computing systems, studio and transmission facilities as the digital platform grew.

      We believe our working capital is sufficient to meet our current requirements. At June 30, 2002, our net debt was £1,528.1 million compared to net debt of £1,546.5 million at June 30, 2001 and net debt of £1,145.0 million at June 30, 2000. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,578.4 million at June 30, 2002, compared to £1,770.1 million at June 30, 2001 and £1,426.2 million at June 30, 2000. At June 30, 2002, cash and liquid resources were £50.3 million compared to £223.6 million at June 30, 2001 and £281.2 million at June 30, 2000.

      We expect to fund our current operations, together with our approved capital expenditure requirements, from cash inflows and existing external financing, including the existing revolving credit facilities.

Major non-cash transactions

      Effective December 31, 2001, we wrote down the carrying value of our investment in KirchPayTV to nil. The write-down resulted in a non-cash exceptional net charge to the profit and loss account of £985 million under UK GAAP.

      During fiscal 2001, we acquired 67.5% of BiB, 47.6% on May 9, 2001, and 19.9% on June 28, 2001, increasing our interest to 100% (2000: 32.5%). The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.2 million, to be satisfied in November 2002. Our Board has determined that new BSkyB ordinary shares will be issued in satisfaction of this deferred consideration on November 11, 2002.

      In May 2001, we acquired the remaining 5% minority interest in WAP TV Limited. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

      In July 2000, we acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

      In April 2000, we acquired 24% of KirchPayTV. Part of the consideration was satisfied by the issue to KirchPayTV of 78,019,778 new BSkyB shares, with a fair value of £1,186.7 million.

TREND INFORMATION

      The significant trends which have a material effect on our financial performance are outlined below and are reflected within our operating results for fiscal 2002.

      We expect that the trend of digital DTH subscriber growth will continue in fiscal 2003, reflecting sustained low levels of churn and a run rate of installation bookings broadly consistent with fiscal 2002. The emphasis in fiscal 2003 will remain on acquiring and retaining higher value subscribers, the latter being of greater importance now that 75% of all DTH subscribers are out of their initial 12 month contract period (fiscal 2001: 59%).

      During fiscal 2002, the closure of the ITV Digital DTT service had a significant impact on our wholesale revenues. Prior to its closure, the service had approximately 1.2 million subscribers, of which approximately 75% received Sky channels. Since April 30, 2002, none of our channels have been transmitted via a DTT service and we have received no income from DTT subscribers. However, following the decision of the ITC to re-award the DTT licenses previously held by ITV Digital to Crown Castle and the BBC, versions of three of our channels will be supplied unencrypted free-to-air via the DTT platform.

      During fiscal 2002, the number of cable subscribers receiving Sky channels in the UK and Ireland increased from 3,486,000 at June 30, 2001, to 4,091,000 at June 30, 2002. This number peaked at 4,289,000 at December 31, 2001, as a result of both ntl and Telewest carrying at least one Sky channel in their basic packages from October 2001. The base of cable subscribers receiving at least one Sky Channel in the UK is expected to continue to decline over the next fiscal year.

      Any additional information of note has been included in the Notes to the Consolidated Financial Statements and elsewhere in this report.

RESEARCH AND DEVELOPMENT

      In fiscal 2002, 2001 and 2000, the Group did not undertake any significant research and development activity.

US GAAP RECONCILIATION

      Net loss after tax under UK GAAP in fiscal 2002 was £1,382.6 million (fiscal 2001: £538.6 million; fiscal 2000: £197.7 million). Under US GAAP the corresponding amounts were £1,047.3 million, £624.6 million and £351.0 million, respectively.

      The principal differences between US GAAP and UK GAAP, as they relate to BSkyB, arise from the methods of accounting for goodwill and intangible assets, employee stock based compensation, certain provisions, non-traded financial instruments and the derivatives which hedge these financial instruments, amounts written off fixed asset investments, joint venture losses and deferred taxation.

      For a further explanation of the differences between US GAAP and UK GAAP, see Note 28 to the Consolidated Financial Statements included within Item 18.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      Our Directors are as follows:

Name	Age	Position with the Company

Tony Ball	46	Chief Executive Officer & Managing Director
Philip Bowman	49	*Director (Chairman of Audit Committee)
David DeVoe	55	*Director(1)
David Evans	62	*Director
Leslie Hinton	58	*Director(1)
Allan Leighton	49	*Director
Rupert Murdoch	71	*Chairman(1)
Martin Pompadur	67	*Director(1)
Arthur Siskind	64	*Director(1)
Lord St John of Fawsley	73	*Director
Martin Stewart	39	Director, Chief Financial Officer
John Thornton	48	*Director (Chairman of Remuneration Committee)

*	Non-Executive

(1)	Shareholder Appointee Non-Executive Director.

Shareholder Appointee Non-Executive Directors appointed by BSkyB Holdco, Inc. (“Holdco”), a subsidiary of News Corporation, are not subject to election by shareholders, nor do they have to retire by rotation. Our Articles of Association permit News Corporation or such subsidiary of News Corporation to appoint a number of Directors dependent on its shareholding in our Company. Holdco has the right to appoint five Directors. The right of Holdco to appoint Directors was agreed upon with the London Stock Exchange at the time of flotation.

At our Annual General Meeting to be held on November 8, 2002 (“Annual General Meeting”) the Articles Proposal will be put to our shareholders for the cancellation of the right of Holdco to appoint and remove Directors to our Board. Details of the Articles Proposal are set out in Item 10 “Additional Information, Memorandum and Articles of Association.”

      We have proposed at this years’ Annual General Meeting that a further two Independent Non-Executive Directors, Jacques Nasser and Gail Rebuck, should be appointed to our Board (an Independent Non-Executive Director is a Non-Executive Director who is independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement). It is our Board’s intention to appoint one further Independent Non-Executive Director as soon as practical following the Annual General Meeting.

      Our senior executives who are not members of the Board of Directors are as follows:

Name	Age	Position with the Company

Deanna Bates*	40	Head of Legal and Business Affairs
Julian Eccles*	44	Director of Corporate Communications
Jon Florsheim*	42	Managing Director, Sky Interactive and Director, Sales and Marketing
Richard Freudenstein*	37	Chief Operating Officer
David Gormley*	39	Company Secretary
Craig McCoy*	41	Group Human Resources Director
Simon Post*	37	Group IT and Strategy Director
Mark Sharman*	52	Director of Broadcasting and Production
Peter Shea*	44	Director of Sales
Vic Wakeling*	59	Managing Director, Sky Sports
Alun Webber*	36	Group Director of Engineering and Platform Technology

*	Holds less than 1% of the issued share capital in the Company.

      Further information with respect to the Directors and senior executives is set forth below.

Board of Directors

      Tony Ball was appointed as Chief Executive Officer and Managing Director in June 1999. He was appointed President and Chief Executive Officer of Fox/Liberty Networks in October 1997, after serving as President and Chief Operating Officer of Fox Sports International, where he oversaw channels in North America, Latin America, Asia and Australia. He is a member of the executive management committee of News Corporation. Mr. Ball was a Non-Executive Director of Marks and Spencer p.l.c. and resigned this position in September 2002.

      Philip Bowman has been a Director since December 1994. He is Chief Executive of Allied Domecq plc and a member of the UK Industrial Advisory Board of Alchemy Partners. He was previously Chairman of Liberty plc, a Director of Coles Myer Ltd in Australia, an Executive Director of Bass plc and Chairman and Chief Executive of Bass Taverns Limited. In June 2002, Mr. Bowman was appointed a Director of Burberry Group plc.

      David DeVoe has been a Director since December 1994. Mr. DeVoe has been an Executive Director of News Corporation since October 1990; Senior Executive Vice-President of News Corporation since January 1996; Chief Financial Officer and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990; Director of News America Incorporated, News Corporation’s principal subsidiary in the United States, since January 1991; and a Director of STAR since July 1993. He has also been a Director of Fox Entertainment Group, Inc. since 1991 and a Senior Executive Vice-President and Chief Financial Officer since August 1998. Mr. DeVoe has been a Director of NDS Group plc since 1996 and a Director of Gemstar-TV Guide International, Inc. since 2001. Mr. DeVoe is one of Holdco’s appointees as a Director of the Company.*

      David Evans was appointed a Director on September 21, 2001. He is President and Chief Executive Officer of Crown Media Holdings, Inc. He was previously President and Chief Executive Officer of Crown’s predecessor, Hallmark Entertainment Networks, from March 1, 1999. Prior to that he was President and Chief Executive Officer of Tele-Communications International, Inc. (“TINTA”) from January 1998. He joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr. Evans was Executive Vice-President, News Corporation and President and Chief Executive Officer of Sky Entertainment Services Latin America, Inc.

      Leslie Hinton was appointed a Director on October 15, 1999. He was appointed President of Murdoch Magazines in 1990, two years later becoming Chief Executive of News America Publishing, Inc. In 1993 he was named Chairman and Chief Executive Officer of Fox Television Stations and in 1995 became Executive Chairman of News International plc, responsible for all the News International newspapers in the UK. Mr. Hinton is a member of the News Corporation Executive Committee. In 1996 he joined the board of the Press Association in Britain. Mr. Hinton is one of Holdco’s appointees as a Director of the Company.*

      Allan Leighton was appointed a Director on October 15, 1999. In March 1992, he joined ASDA Stores Limited as Group Marketing Director, in September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and Chief Executive Officer of Wal-Mart Europe. He resigned all of these positions in September 2000. Mr. Leighton is Chairman of Wilson Connolly Group plc, B.H.S. Limited, Lastminute.com plc, Consignia plc and Cannons Group Ltd, he is Deputy Chairman of Leeds United plc and a Non-Executive Director of Dyson Ltd and George Weston.

      Rupert Murdoch has been a Director since 1990 and was appointed Chairman in June 1999. Mr. Murdoch has been an Executive Director, Managing Director and Chief Executive of News Corporation since 1979 and Chairman since August 1991. Mr. Murdoch has been a Director of News America Incorporated since 1973; a Director of News International plc, News Corporation’s principal subsidiary in the UK since 1969; and a Director of News Limited, News Corporation’s predecessor company, since 1953. Mr. Murdoch has also served as a Director of Fox Entertainment Group and its predecessor companies since 1985, Chairman since 1992 and Chief Executive Officer since 1995. He has also been a Director of STAR since 1993 and Gemstar-TV Guide International, Inc. since 2001. Mr. Murdoch has been a Director of Ohma Netcom Corporation (Hong Kong) since 2001. Mr. Murdoch is one of Holdco’s appointees as a Director of the Company.*

      Martin Pompadur was appointed a Director on October 15, 1999. Mr. Pompadur has been Executive Vice-President and Chairman of News Corporation Europe since January 2000. He joined News Corporation in June 1998 as President of News Corporation Eastern & Central Europe. Prior to this, in 1983, he held the positions of Chairman, Chief Executive and Chief Operating Officer at RP Companies. He is also a principal owner of Caribbean International News Corporation. Mr. Pompadur is one of Holdco’s appointees as a Director of the Company.*

      Arthur Siskind has been a Director since June 1992. Mr. Siskind has been a Senior Executive Vice-President of News Corporation since January 1996 and an Executive Director and Group General Counsel of News Corporation since 1991. He was an Executive Vice-President of News Corporation from February 1991 until January 1996. Mr. Siskind has also been a Director of News America Incorporated since 1991, a Director of NDS plc since 1996, and a Director of STAR since 1993. Mr. Siskind has also been Senior Executive Vice-President, General Counsel and a Director of Fox Entertainment Group since August 1998. He has been a Member of the Bar of the State of New York since 1962. Mr. Siskind is one of Holdco’s appointees as a Director of the Company.*

      Lord St John of Fawsley has been a Director since 1991. He is Non-Executive Chairman of Blackfriars Investments. He was a Director of the N.M. Rothschild Trust from 1990-1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985-2000. He is a member of the Privy Council and holds the Order of Merit of the Italian Republic. He has held the office of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. Until recently and from 1991 Lord St John was Master of Emmanuel College, Cambridge. He has edited the works of Walter Bagehot for The Economist and is a regular commentator on television and radio.

      Martin Stewart was appointed as Chief Financial Officer and a Director in May 1998. He previously served as Head of Commercial Finance from March 1996. From 1991 to 1996, Mr. Stewart was employed at Polygram, latterly at Polygram Filmed Entertainment where he was Finance Director for two years. In February 2001, Mr. Stewart was appointed a Non-Executive Director of Michael Page International plc.

      John Thornton has been a Director since December 1994. He is President and co-Chief Operating Officer of the Goldman Sachs Group, Inc. Mr. Thornton is a Director of the Ford Motor Company, the Pacific Century Group and Laura Ashley Holdings plc. He is also a Director or Trustee of several educational and philanthropic organizations.

      The following two individuals have been nominated to our Board as Independent Non-Executive Directors and their appointment is subject to shareholder approval at the Annual General Meeting.

      Jacques Nasser (54) served as a Member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998-2001. His 35-year career with Ford took him through a variety of positions and assignments including senior leadership positions in Europe, Australia, Asia and South America. He is fluent in English, Arabic, Spanish and Portuguese. He oversaw the growth and acquisition of Jaguar, Aston Martin, Volvo, Land Rover and Hertz. In addition, he restructured the Ford Motor Company. He added strength to Ford’s light truck and sport utility vehicles and oversaw a product revolution with the introduction of the Ford Ka and the Ford Focus as well as the sporty, two-seater Thunderbird. He has received an honorary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. Because of his significant contributions to the well-being of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was awarded an Order of Australia.

      Gail Rebuck (50) is Chairman and Chief Executive of The Random House Group Ltd, the UK’s largest trade publishing company with over 25 imprints, and publishers of many of the world’s best known authors. In 1982 she became a founder director, with four colleagues, of Century Publishing and as a Publishing Director of their non-fiction list was instrumental in the rapid growth of the company. Century merged with Hutchinson in 1985 and Gail joined the newly formed Century Hutchinson Board. In 1989 Century Hutchinson was acquired by Random House Inc., the world’s largest English language trade publishing group. In 1991, she was appointed Chairman and Chief Executive of Random House UK with overall responsibility for the publishing company, its distribution centers and overseas subsidiaries in Australia, New Zealand and South Africa. During the last 11 years the company has enjoyed unprecedented growth. She has been a Trustee of the Institute for Public Policy Research since 1993 and was for 3 years a member of the Government’s Creative Industries Task Force. She is on the Board of The Work Foundation, a member of the Court of the University of Sussex and a member of the Council of the Royal College of Art. Gail was awarded a Commander of the British Empire in the 2000 New Year’s Honours List.

      *At our Annual General Meeting the Articles Proposal will be put to our shareholders for the cancellation of the right of Holdco to appoint and remove Directors to our Board (and to committees thereof). Details of the Articles Proposal are set out in Item 10 “Additional Information, Memorandum and Articles of Association.”

Alternate Directors

      A Director may appoint any other Director or any other person to act as his Alternate. An Alternate Director shall be entitled to receive notice of and attend meetings of the Directors and Committees of Directors of which his appointer is a member and not able to attend. The Alternate Director shall be entitled to vote at such meetings and generally perform all the functions of his appointer as a Director in his absence.

      On the resignation of the appointer for any reason the Alternate Director shall cease to be an Alternate Director. The appointer may also remove his Alternate Director by notice to us signed by the Director making or revoking the appointment. An Alternate Director shall not be entitled to fees for his service as an Alternate Director.

      On September 20, 2002, Philip Bowman appointed Allan Leighton, failing whom David Evans, as his Alternate Director.

      Richard Linford (Alternate Director to David DeVoe, Rupert Murdoch, Arthur Siskind, Leslie Hinton and Martin Pompadur) has been Chief Financial Officer of News International plc since January 1995. Mr. Linford was our Director of Finance from September 1991 to December 1994.

Senior executives

      Our senior executives who are not members of the Board of Directors or Alternate Directors are as follows:

      Deanna Bates has served as our Head of Legal and Business Affairs since November 1989.

      Julian Eccles joined us in March 2000 and is Director of Communications and Corporate Affairs.

      Jon Florsheim joined us in April 1994 as Marketing Director, Direct to Home and in October 1998, he was appointed Director of Distribution and Marketing. In August 2000, Mr. Florsheim was appointed as Managing Director of Sky Interactive, and Director of Sales and Marketing.

      Richard Freudenstein joined us in October 1999 as General Manager of BSkyB and was appointed as Chief Operating Officer in October 2000.

      David Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.

      Craig McCoy joined us in February 2000 as Group Human Resources Director.

      Simon Post joined us in April 2002 as Group IT and Strategy Director and is responsible for Sky’s IT platform and Technical strategy.

      Mark Sharman became Director of Broadcasting and Production in July 2000. He was formerly Deputy Managing Director of Sky Sports from June 1994.

      Peter Shea has served as our Sales Director since September 1990. Mr. Shea is also a director of the Broadcasters Audience Research Board.

      Vic Wakeling joined us in 1991 as Head of Football, taking over as Head of Sport in January 1994. In August 1998, he was appointed Managing Director of Sky Sports.

      Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital, and established the Open Interactive (now Sky Interactive) venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology.

      Except as set forth above, there is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or executive officer.

      We have announced that Dawn Airey, currently the Chief Executive of “five” (previously Channel 5), will be joining us as Managing Director of Sky Networks, on a date to be determined.

EMPLOYEES

      The average monthly number of full time equivalent persons (including temporary employees) employed by us during the year was as follows:

	2000	2001	2002

	Number	Number	Number
Programming	982	1,134	1,131
Transmission and related functions	1,040	1,071	1,274
Marketing	141	173	193
Subscriber management	7,809	6,472	5,432
Administration	758	872	965
Gaming	—	226	88

	10,730	9,948	9,083

      The reduction in the number of employees within subscriber management, has arisen due to general operational efficiencies within the business. The customer call rate (telephone calls into the call centers) has reduced substantially since the launch of digital. In addition, the productivity of the field technicians (installations and servicing) has increased significantly.

      Customer Management Services Centers had an average monthly number of temporary staff during fiscal 2002 of approximately 1,099 and the Osterley site had approximately 1,500 temporary staff during fiscal 2002. We have no collective bargaining agreements with any trade unions.

CORPORATE GOVERNANCE

      We are committed to high standards of corporate governance and have complied throughout the fiscal year with best practice provisions of Section 1 of the Combined Code on corporate governance (“the Code”) save that:

      The Company had not identified a Senior Non-Executive Director as required by the Code. The Board has decided that for the 2003 fiscal year a member of the Board will be appointed to this position.

      Currently there is not a majority of Independent Non-Executive Directors on the Board of Directors. The appointment of two additional Independent Non-Executive Directors is being proposed at the Annual

General Meeting. In addition the Board has indicated that it intends to appoint an additional Independent Non-Executive Director to the Board as soon as possible following the Annual General Meeting.

      The shareholder Appointee Non-Executive Directors appointed by Holdco are not subject to election by shareholders, nor do they have to retire by rotation as required by the Code. These provisions are subject to change if the Articles Proposal is approved by our shareholders at the Annual General Meeting and thereafter becomes effective.

      Other areas of non-compliance with the Code are discussed in further detail in this Item. (See “Remuneration Committee” and “Service Contracts”).

BOARD PRACTICES

      The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. A schedule of items reserved for the full Board’s approval is in place, which includes, inter alia, the approval of annual and interim results, significant transactions, agreements or arrangements between us and members of News Corporation, major capital expenditure, the business plan and yearly budget.

      The Board has also delegated specific responsibilities to Board committees, notably the Audit and the Remuneration Committees. Directors receive Board and Committee papers several days in advance of Board and Committee meetings. The Board members have access to external professional advice should they require it.

      The Group Executive Committee generally meets more regularly than the Board to allow prompt decision making and discussion of business issues. It is chaired by the Chief Executive Officer and comprises the Chief Financial Officer and other senior executives from within the Group.

Board Committees

      Our Articles of Association contain certain rights for Holdco, dependent on its shareholding in our Company, to appoint and remove members of any standing Committee established by the Board. Holdco has the right to appoint two members to any Committee. These rights are subject to change if our shareholders approve the Articles Proposal, to be put before our shareholders at the Annual General Meeting.

Remuneration Committee

      The Remuneration Committee, on behalf of the Board, is responsible for recommending to the Board the framework and policy for Executive Directors’ (as identified on page 80) remuneration and remuneration for any Executive of our Company earning a base salary in excess of £250,000 per annum. The Remuneration Committee has clearly defined terms of reference, meets not less than once a year and takes advice from the Chief Executive Officer and independent consultants as appropriate in carrying out its work. The Remuneration Committee comprises two Non-Executive Directors, both of whom are currently appointed by Holdco (David DeVoe and Rupert Murdoch), and John Thornton, an Independent Non-Executive Director, acts as Chairman.

      The composition of the Remuneration Committee does not comply with the Code, which requires that all the members should be Independent Non-Executive Directors. Although we do not intend to change the current members of the Remuneration Committee, the Board has decided that two additional Independent Non-Executive Directors will be appointed to the Remuneration Committee.

Audit Committee

      The Audit Committee, which consists exclusively of Non-Executive Directors, a majority of whom are independent, has clearly defined terms of reference as laid out by the Board. The Audit Committee is chaired by Philip Bowman, an Independent Non-Executive Director, and its members are John Thornton, an Independent Non-Executive Director, Allan Leighton, an Independent Non-Executive Director, and David DeVoe and Arthur Siskind, both of whom are Directors currently appointed by Holdco. It meets not less than four times a year to review all significant judgements made in the preparation of the quarterly, half yearly and annual financial results before they are submitted to the Board. It reviews with the external auditors the nature, scope and cost of their work, discusses with them the results thereof, and reviews the audit plans and findings of our internal audit function, together with any related party transactions entered into by us. The Audit Committee has the power to seek external advice as and when required.

Nomination Committee

      The Board has established a Nomination Committee of the Board of Directors. Its members are Lord St John of Fawsley and John Thornton, both Independent Non-Executive Directors. The Nomination Committee will be responsible for nominating a Senior Non-Executive Director to the Board in accordance with the Code and nominating the appointment of additional Independent Non-Executive Directors to the Board.

COMPENSATION

      Remuneration for Executive Directors and senior executives consists of basic salary, performance-related bonuses, share incentive schemes and benefits including pension, life assurance, medical insurance and, where appropriate, company cars or car allowances.

Basic salary

      The basic salary for each Executive Director and senior executive is determined by the Remuneration Committee upon the recommendation of the Chief Executive Officer, other than his own salary, and takes account of information provided from external sources relative to the industry sector in which we operate.

Senior management bonus scheme

      Executive Directors and senior executives participate in a bonus scheme under which awards are made to participants at the discretion of the Remuneration Committee, based on key indicators of their performance and that of our Company in the relevant financial year.

Pension benefits

      We provide pensions to eligible employees through the BSkyB pension plan which is a defined contribution plan. We do not currently operate a Supplementary Pension Scheme in excess of the Inland Revenue earnings cap.

Long Term Incentive Plan

      We operate a Long Term Incentive Plan (“LTIP”) for Executive Directors and senior executives. An award under the LTIP comprises a Core Award and a Performance Award. Our Core Award vests, dependent on continued service with our Company for a specified period. The Performance Award vests, in full or in part, dependent on the satisfaction of certain performance targets. Awards are not transferable or pensionable and are made over a specified number of shares in our Company, determined by the Remuneration Committee. Awards may be in a variety of forms with equivalent values. Awards are made on an annual basis, in line with the Code’s recommendation on phased grants.

      Awards may be made to any employee or full time Director of the Company at the discretion of the Remuneration Committee. Tony Ball and Martin Stewart were amongst the recipients of awards under the plan during the year.

      Other broadly similar arrangements are operated for key staff below Board level, excluding Executive Directors and senior executives, under the terms of a key contributor plan. Shares used to satisfy these awards are acquired in the market.

      The performance targets selected for the awards made to date include our relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors, (a “TSR measure”), and those based on a combination of a TSR measure and other measures derived from our business plan.

Equity Bonus Plan

      We operate an Equity Bonus Plan (“EBP”) for Executive Directors and senior executives. An award under the EBP comprises a Core Award and a Performance Award. The Core Award vests, dependent on continued service with the Group for a specified period. The Performance Award assesses the Group’s performance against key commercial measures over the financial year. Dependent upon performance, the plan delivers shares in equal measures in years two and three, subject to the participant’s continuing employment with the Company. Awards are not transferable or pensionable and are made over a specified number of shares in the Company, determined by the Remuneration Committee. Shares used to satisfy these awards are acquired by the Employee Share Ownership Plan (“ESOP”) in the market.

      Awards may be made to any employee or full time Director of the Group at the discretion of the Remuneration Committee. Awards under the Plan were made to Tony Ball and Martin Stewart on August 2, 2002.

Additional Executive Bonus Scheme

      We operate an Additional Executive Bonus Scheme in which beneficiaries who participate have the right to receive the growth in value on a number of notional shares. No awards have been made under this scheme since 1999 and the only existing awards are those made at that time to Tony Ball on his commencement of employment as Chief Executive Officer. Any exercise is subject to us achieving real earnings per share growth, or an alternative performance target where exercise is subject to an increase in our operating profit but adjusted for digital costs. Any rights not exercised after seven years from the date of grant will lapse. At exercise, we will pay a cash sum equal to accrued gains on the notional shares, subject to deduction of any tax. Accrued gains will be calculated by reference to the difference between the middle market price of the shares at the date of exercise and the price at which the notional shares were granted. Alternatively, we may elect to transfer shares of equal value to the accrued gains to the holders, in satisfaction of our obligation to pay any accrued gains.

Share option schemes

      We operate both an Approved and an Unapproved Executive Share Option Scheme (“the Executive Schemes”). The Company also operates a Sharesave Scheme (“the Sharesave Scheme”).

      Under the Executive Schemes, options have been normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Originally, options were only exercisable if the pre-determined performance target of real growth in our earnings per share over any three-year period during the life of the option was achieved. This performance target was subsequently supplemented with an Alternative Performance Target as the launch of our free set-top box offer impacted upon the growth in our earnings per share. Accordingly, in determining the extent to which the options granted in 1998 became exercisable, the Remuneration Committee took into account the costs in connection with the development and launch of digital television. For options granted after October 29, 1999, the Alternative Performance Target was amended to make the exercise of options conditional on the achievement of certain commercial measures, including subscriber growth and profit-based targets.

      We follow a policy of granting options to employees by reference to a multiple of salary. This is then subject to approval by the department heads who may recommend that the person receives an additional allocation dependent upon performance. We intend to continue with this policy and any recommendations that will result in an employee receiving a one-off grant of share options of over four times salary (irrespective of their level of salary) will require the approval of the Remuneration Committee. Options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Options granted during the fiscal year become capable of exercise over a period of four years, with 25% vesting annually commencing on the first anniversary of the grant for exercise by a participant.

      We pass to the employee the cost of employers’ National Insurance Contributions on the exercise of share options granted to UK employees under the Unapproved Executive Share Option Scheme subject to the consent of the employee. This treatment has been confirmed with the Inland Revenue. In order to compensate the employees for this extra cost, additional options are granted.

      Options over 600,000 ordinary shares were granted to Tony Ball on June 5, 2002 at an exercise price of £7.35 as part of the arrangements agreed on the renewal of his service contract. No further options were granted to any of the Directors under the Executive Schemes during the year.

      With the exception of special grants made to selected executives on hiring, grants under the Executive Schemes have been made and continue to be made on an annual basis.

      The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is our policy to invite employees to participate in the scheme following the announcement of the end of year results.

Service contracts

      Tony Ball had an employment contract with our Company for a term of three years to June 3, 2002, which was subsequently extended during the year to May 31, 2004. The contract can be terminated by us subject to the payment of two years’ salary or, if the contract is not extended at expiry, of one year’s salary.

      The Remuneration Committee is aware that the above termination payments are not entirely consistent with the provisions of the Code (which suggests that such payments be limited to one year or less of salary) and, for this reason, the Remuneration Committee considered very carefully what was in our interest. Taking into account the very competitive nature of the market for top executives in the media industry and the need for us to have access to the most able management, the Remuneration Committee concluded that this contract was in the interests of the shareholders.

      Tony Ball’s remuneration consists of a base salary of £743,545, and an annual bonus based on performance criteria to be agreed by the Remuneration Committee but to be no less than £500,000 annually. Tony Ball is also entitled to other benefits, namely participation in the LTIP, Additional Executive Bonus Scheme and Executive Schemes, pension benefits, company car, life assurance equal to four times base salary and medical insurance.

      When Mr. Ball took up the position of Chief Executive Officer of the Company, News Corporation provided Mr. Ball with a house loan (which may be forgiven, in whole or in part). In addition, News Corporation has agreed to provide Mr. Ball with certain protections regarding the value of share options and LTIP grants made to him by the Company, and also has agreed that, on termination of his employment with the Company, Mr. Ball has the right to be employed by News Corporation on terms at least as beneficial to him as the terms of his employment package with the Company. These arrangements relate to the termination of Mr. Ball’s previous employment by News Corporation and the potential for him to be re-employed by News Corporation after leaving the Company, and are not in connection with Mr. Ball’s services to or employment by the Company. The Company is not a party to these arrangements and has no liability with respect to them.

      Martin Stewart has an employment contract with our Company which took effect from December 1, 1998 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice. Martin Stewart’s remuneration consists of a base salary of £333,125 per annum and an annual discretionary bonus to be agreed by the Remuneration Committee. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He also participates in the LTIP.

Non-Executive Directors

      The basic fees payable to the Non-Executive Directors (as identified on page 80) are set by the Board and are currently £35,000 each per annum. It is intended that in future these will be increased on an annual basis by 5% or Retail Price Index, whichever is the greater, unless the Board determines otherwise. The Independent Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee and the Remuneration Committee. The Chairman of the Audit Committee and the Chairman of the Remuneration Committee each receive an additional £5,000 per annum. The Shareholder Appointee Non-Executive Directors currently do not receive any fees in their roles as our Directors. If the Articles Proposal is approved and implemented, the Directors currently appointed by News Corporation will be eligible for Directors’ fees. Each Independent Non-Executive Director is engaged by us for an initial term of three years at which time the individual and the Board will make a decision regarding whether or not they should continue in their position.

Directors’ emoluments

      The emoluments of the Directors for the year are shown below:

	Total	Total						Total
	emoluments	emoluments				Total		emoluments
	including	including				emoluments		including
	pensions	pensions	Salary	Bonus		before		pensions
	2000	2001	and fees	schemes	Benefits	pensions	Pensions	2002

	£	£	£	£	£	£	£	£
Executive
Tony Ball	1,542,555	1,964,383	743,545	1,250,000	27,178	2,020,723	28,620	2,049,343
Martin Stewart	597,029	821,451	333,125	350,000	4,044	687,169	26,348	713,517
Non-Executive
Philip Bowman	30,000	30,750	45,000	—	—	45,000	—	45,000
David Evans(i)	—	—	27,057	—	—	27,057	—	27,057
Dr Dieter Hahn(ii)	—	—	—	—	—	—	—	—
Allan Leighton	17,724	25,500	39,698	—	—	39,698	—	39,698
Lord St John of Fawsley	25,000	25,500	35,000	—	—	35,000	—	35,000
John Thornton	26,770	28,125	49,522	—	—	49,522	—	49,522
David DeVoe	—	—	—	—	—	—	—	—
Leslie Hinton	—	—	—	—	—	—	—	—
Martin Pompadur	—	—	—	—	—	—	—	—
Rupert Murdoch	—	—	—	—	—	—	—	—
Arthur Siskind	—	—	—	—	—	—	—	—
Former Directors	734,118	120,268	—	—	—	—	—	—
Total emoluments	2,973,196	3,015,977	1,272,947	1,600,000	31,222	2,904,169	54,968	2,959,137

(i)	David Evans was appointed a Director of the Company on September 21, 2001.

(ii)	Dieter Hahn resigned as a Director of the Company on February 6, 2002.

Executive bonuses

      The amounts received by the Directors under bonus schemes are shown below:

	Additional	Senior
	Executive	Management
	Bonus	Bonus
	Scheme(i)	Scheme(ii)	Total

	£	£	£
Executive
Tony Ball	—	1,250,000	1,250,000
Martin Stewart	—	350,000	350,000

(i)	Additional Executive Bonus Scheme

Tony Ball has rights over 600,000 notional shares which become exercisable from August 12, 2002, at an option price of £5.35 and may not exceed a price per notional share of £5.83 on exercise.

      During the year to June 30, 2002, no shares (notional or actual) were awarded or exercised under this scheme.

(ii)	Senior Management Bonus Scheme

The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2002.

SHARE OWNERSHIP

LTIP

      Details of outstanding awards receivable under the LTIP are shown below:

	No of shares under award
						Market
	At	Granted	Exercised	At		price at	Date from
	June 30,	during	during	June 30,	Exercise	date of	which		Expiry
	2001	the year	the year	2002	price	exercise	exercisable		date

Name of Director
Tony Ball	600,000	—	600,000	—	£5.83	£9.15	N/A		N/A
	908,000	—	—	908,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	908,000	—	908,000	£8.30	N/A	08.01.03	(ii)	11.21.11
Martin Stewart	250,000	—	250,000	—	£5.02	£9.15	N/A		N/A
	454,000	—	—	454,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	454,000	—	454,000	£8.30	N/A	08.01.03	(ii)	11.21.11

Notes:

All awards outstanding under the LTIP are in the form of a market value option with a cash bonus equal to the exercise price. All outstanding LTIP awards include options awarded as part of an agreement to meet the employer’s National Insurance obligations.

The balance of awards granted in November 1998 vested in full in November 2001 (600,000 shares — Tony Ball and 250,000 shares — Martin Stewart).

The aggregate amount received by the Directors under the LTIP was £7,777,500 (2001: £8,430,300).

(i)	50% of the award granted in November 2000 will vest subject to meeting performance conditions in November 2002, with the remaining 50% plus any unvested portion from the first round being exercisable from November 2003, subject to similar performance conditions.

(ii)	In 2001, awards were granted over performance periods ending in July 2003 and July 2004. Accordingly, 50% of the award will vest subject to meeting performance conditions in July 2003, with the remaining 50% plus any unvested portion from the first round being exercisable from July 2004, subject to performance conditions.

Awards made since June 30, 2002

On August 2, 2002, awards were made under the LTIP and the Equity Bonus Plan to Tony Ball over 558,220 shares and Martin Stewart over 279,110 shares at a price of £5.55 per share. Up to 50% of these awards will vest from July 2004 and the balance from July 2005, provided that certain performance criteria are satisfied.

Furthermore, additional awards under the LTIP were made on August 13, 2002, to Tony Ball over 22,932 shares and to Martin Stewart over 11,466 shares at £5.60 per share. These awards were supplemental to the awards made on August 2, 2002 and are made solely to take account of the employer’s National Insurance contributions that have been passed on to the participants. The same vesting criteria will be applied to these awards as those granted on August 2, 2002.

Executive share options

      Details of all outstanding options held under the Executive and Sharesave Schemes are shown below:

	Number of options
						Market
	At	Granted	Exercised	At		price at	Date from
	June 30,	during	during	June 30,	Exercise	date of	which	Expiry
	2001	the year	the year	2002	price	exercise	exercisable	date

Name of Director
Tony Ball	5,145	—	—	5,145	£5.83	N/A	08.12.02	08.12.09
	594,855	—	—	594,855	£5.83	N/A	08.12.02	08.12.06
	—	600,000	—	600,000	£7.35	N/A	06.05.05	06.05.12
Martin Stewart	2,096 (i)	—	—	2,096	£4.62	N/A	01.01.03	06.30.03

Note:

(i)	Options granted under our Sharesave Scheme.

      The aggregate gain made by Directors on the exercise of share options was nil (2001: nil).

      During the year ended June 30, 2002, the share price traded within the range of £5.44 to £9.36 per share. The middle-market closing price on the last working day of the fiscal year was £6.29.

Share interests

      The interests of the Directors in our ordinary share capital during the year were:

	At	At
	June 30,	June 30,
	2002	2001

Lord St John of Fawsley	2,000	2,000

      Except as disclosed in this Item, no other Director held any interest in our share capital, including options, or in any of our subsidiaries, during the year. All interests at the date shown are beneficial and except as disclosed in this Item, there have been no changes between July 1, 2002 and October 31, 2002.

      The ESOP is interested in 6,599,637 of our ordinary shares in which the Directors who are employees are deemed to be interested.

      Rupert Murdoch, a Director of the Company, and members of his family have a significant interest in News Corporation, and therefore in companies within the News Corporation Group of companies (“The News Corporation Group”). The News Corporation Group has certain significant transactions with us as set out in Note 27 within Item 18.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      Our sole outstanding class of voting securities is ordinary shares, nominal value 50p each.

PRINCIPAL SHAREHOLDERS

      The following table sets forth, as of October 31, 2002, the amount and percentage of ordinary shares owned by each shareholder known to us to own more than 3% (directly and indirectly) of our ordinary shares and by our directors and officers as a group.

	Amount	Percent
Identity of Person or Group	Owned	of Class

BSkyB Holdco, Inc.(1)	686,021,700	36.23%
1300 North Market Street
Suite 404
Wilmington DE 19801
USA

(1)	On June 27, 2000 as part of a group re-organisation, News International Television Limited transferred its entire shareholding in us to News International plc (“News International”). On June 28, 2000, News International sold the entire shareholding in us to Sky Global Networks, Inc., an indirect subsidiary of News Corporation. On June 21, 2001, Sky Global Holdings, Inc. (previously Sky Global Networks, Inc.) transferred its entire shareholding in us to its subsidiary Sky Global Operations, Inc. (“SGO”). On April 23, 2002, SGO transferred its entire shareholding in us to Holdco, its wholly-owned subsidiary. News International (as the holder of the majority of the shares in Sky Global Holdings, Inc.) remains interested in the shares.

      There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

      In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited.

      Between December 22, 2000, and October 3, 2001 shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and indirect stake at 10.78%. On October 6, 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG in an equity swap. Deustche Bank AG announced it ceased to be interested in the shares on May 21, 2002.

      The remaining 14,884,888 shares registered to Vivendi were sold directly onto the market by the end of March 2002 and Vivendi thereby ceased to have an interest in us.

      In April 2000, we acquired a 24% stake in KirchPayTV. In return KirchPayTV acquired a 4.27% stake in our Company. In June and August 2000, KirchPayTV sold its shares and thereby ceased to have a notifiable interest in us.

      On September 6, 2002, 1,045,234 ADSs were held of record by 12 holders in the US and 686,052,148 ordinary shares (of which 686,021,700 were held by Holdco) were held of record by 42 US persons.

RELATED PARTY TRANSACTIONS

Arrangements between us and our principal shareholders

      News Corporation, through its subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), Trust Originated Preferred Securities (“TOPrS”) and warrants in November 1996. The warrants may ultimately enable their holders to purchase our ordinary shares or American

Depositary Shares (“ADSs”) representing our ordinary shares, from News America Incorporated (“News America”), a subsidiary of News Corporation.

      News Corporation has entered into an agreement with us pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in us, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

      As far as is known to us, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

The News Corporation Limited and its subsidiaries (“The News Corporation Group”)

      We conduct business transactions on a normal commercial basis with, and receive a number of services from, shareholder companies or members of their groups and associated undertakings.

      A number of transactions are conducted with members of the News Corporation Group. These companies include 20th Century Fox and its subsidiaries (“20th Century Fox Group”), NDS Group plc (“NDS”), Broadsystems Ventures Limited (“BVL”), Fox Kids Europe Limited (acquired by Walt Disney Corporation in October 2001), STAR Television Group (“STAR”) and Asia Today Limited (formerly Zee TV Limited) with which the Group has significant contracts.

      20th Century Fox supplied programming with a total value of £55.9 million in fiscal 2002 (fiscal 2001: £44.8 million; fiscal 2000: £47.8 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied.

      We are party to two agreements with NDS, an affiliate of Holdco. One agreement is for analog (VideoCrypt) and runs through to June 2004, the other is for digital (VideoGuard) and runs through to September 2010 (extendable to September 2013). These grant us the rights to use and authorize others to use NDS smartcards in the UK and Ireland. The amount paid or accrued by us to NDS for smart cards and encryption services for fiscal 2002 was £44.5 million (fiscal 2001: £46.1 million; fiscal 2000: £50.0 million). The arrangements with NDS are comparable to those which we believe we could obtain from unaffiliated third parties. Fees are payable to NDS in connection with the use of VideoCrypt and VideoGuard by third parties licensed by us. See Item 4 “Information on the Company”.

      We have a number of contracts with NDS for the supply of digital equipment, of which £5.1 million (fiscal 2001: nil; fiscal 2000: £5.7 million) was paid during fiscal 2002.

      BVL supplied telephony services with a value of £2.0 million during fiscal 2002 (fiscal 2001: £2.2 million; fiscal 2000: £1.8 million). The Group also earned £1.0 million (fiscal 2001 and 2000: nil) from BVL in respect of telephony services.

      The Group purchased sports rights from subsidiaries of the News Corporation Group for £3.4 million during fiscal 2002 (2001: £3.0 million).

      During fiscal 2002, £2.2 million (fiscal 2001: £2.4 million; fiscal 2000: £7.3 million) was earned from Fox Kids Europe Limited and Asia Today Limited for the provision of transponder capacity and subscriber and support services, respectively. Carriage fees of £10.0 million (fiscal 2001: £9.3 million; fiscal 2000: £7.6 million) were paid for the supply of Fox Kids, a children’s television channel, pursuant to an agreement with Fox Kids Europe Properties SARL and Fox Kids Europe Limited.

      During fiscal 2002, £0.9 million (fiscal 2001: £0.4 million; fiscal 2000: nil) was earned from STAR for the provision of transponder capacity, and carriage fees of £1.2 million (fiscal 2001: £0.3 million; fiscal 2000: nil) were paid to STAR for the supply of programming.

      Certain other related party transactions are entered into with shareholders, also in the normal course of business. These include the purchase of advertising in media owned by shareholders of £4.9 million (fiscal 2001 and 2000: £5.8 million), digital transponder and uplink revenues received totalling £0.4 million (fiscal 2001: £0.2 million; fiscal 2000: nil), programming related fees received of £0.2 million (fiscal 2001: £0.9 million; fiscal 2000: £0.3 million), rent paid on premises of £0.4 million (fiscal 2001 and 2000:

£0.4 million) and £1.1 million (fiscal 2001: £1.8 million; fiscal 2000: £1.5 million) earned by the Group for the sale of airtime to shareholders.

      In November 1996, News Corporation, through subsidiaries, issued Exchangeable TOPrS, in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase our ordinary shares, or ADSs representing our ordinary shares, from News America. The aggregate number of our ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after November 12, 2001, and expire on November 12, 2016. News Corporation and News America have agreed to indemnify us and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the TOPrS.

Other related party transactions

      In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited.

      Between December 22, 2000, and October 3, 2001, shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and the indirect stake at 10.78%. On October 6, 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG (“Deutsche”) in an equity swap. Deutsche announced it ceased to be interested in the shares on May 21, 2002.

      Accordingly, both Vivendi Universal S.A. and Deutsche fall under the US GAAP definition of “principal owners” during the three years ended June 30, 2002, and transactions with these parties are disclosed as related party transactions under US GAAP.

      During fiscal 2002, we supplied Vivendi Group (“Vivendi”) companies with programming of a total value of £1.3 million (2001: £1.4 million; 2000: £0.4 million). We purchased programming rights from Vivendi of £52.2 million (2001: £27.1 million, 2000: £3.3 million). As at June 30, 2002, we owned Vivendi £19.4 million (2001: £0.2 million; 2000: nil) in respect of programming and was owed £0.1 million (2001: nil; 2000: nil) in respect of programming.

      As at June 30, 2002, Deutsche had loaned us £24.0 million under the £750 million RCF. The accrued interest charge on these amounts was £0.6 million at June 30, 2002.

      We regularly enter into transactions with our joint ventures. Information regarding the value of transactions and loans with joint ventures and related parties is provided in Note 27 within Item 19 for financial statements prepared up to and including June 30, 2002.

      Elisabeth Murdoch is the daughter of a Director of the Company, Rupert Murdoch, and owns 64% of the ordinary share capital of Shine Entertainment Limited. During 2001, we acquired 3,400 ordinary shares (4% of the ordinary share capital) in Shine Entertainment Limited at an initial cost of £0.5 million as part of a production agreement to December 31, 2003. We also have an option over a further 3,400 ordinary shares if the production agreement is extended for a further two years. During fiscal 2002, we incurred development and production costs for television programming of £1.3 million (fiscal 2001: £0.3 million; fiscal 2000: nil). As at June 30, 2002, there were no outstanding amounts due to or from Shine Entertainment Limited (2001: nil).

      John Thornton is one of our Non-Executive Directors and is also President and Co-Chief Operating Officer of the Goldman Sachs Group Inc. and a member of their Board of Directors. In fiscal 2000, fees and expenses totalling £6.6 million were payable to the Goldman Sachs Group Inc. relating to advisory fees on the acquisition of 24% of KirchPayTV, advisory fees on the Sports Internet Group offer and underwriting and selling commissions relating to share issues. Following the incorporation of Goldman Sachs, John Thornton ceased to have a partnership interest.

      Allan Leighton is one of our Non-Executive Directors and is also Deputy Chairman of Leeds United plc. We have a 9.1% equity interest in Leeds United plc and we have been appointed the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by such company or its affiliates.

      In addition to the foregoing, we have engaged in a number of transactions in the ordinary course of our business all of which have been transacted on an arms length basis with companies of which some of our Directors are also directors.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial statements

      The financial statements filed as part of this Annual Report filed on Form 20-F are included on pages F-1 to F-84.

Legal proceedings

      We are not currently involved in any material legal proceedings. However, certain regulatory proceedings which could have material consequences to us are described within Item 4.

Dividend distributions

      On May 5, 1999, it was announced that the Board had decided to suspend dividend payments to shareholders. This was done to facilitate the investment in organic growth following the launch of the Sky digital service, and to maintain gearing at efficient levels. Accordingly, no dividends have been paid or proposed since that date.

SIGNIFICANT CHANGES

      Other than those events described in other items in this Annual Report on Form 20-F, including fluctuations in borrowings and as set out in Note 31 within Item 18, there have not been any significant changes to our financial condition or results of operations since June 30, 2002. Our borrowings fluctuate by season mainly due to the effect of contractual Premier League payments, and since June 30, 2002, we have made additional draw downs of £185 million on our RCF facility, and have repaid £145 million on the same facility by October 9, 2002.

ITEM 9.     THE OFFER AND LISTING

LISTING DETAILS AND MARKETS

      Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. Each ADS represents six ordinary shares. Citibank, N.A. is the depositary of the American Depositary Receipts which evidence the ADSs.

      The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares		ADSs

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended June 30,
1998	485	342	47 1/2	34 15/32
1999	621	413	58 3/4	41 1/16
2000	2,158	550 1/2	200	52 1/8
2001	1,320	642	121	55 3/5
2002	936	544	79 1/2	48 1/100

	Shares		ADSs

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended June 30,
2001
First Quarter	1,320	1,025	121	88
Second Quarter	1,175	862	104 1/2	78
Third Quarter	1,208	808	108 11/16	70 1/5
Fourth Quarter	886	642	77 2/5	55 3/5
2002
First Quarter	820	544	71	48 1/100
Second Quarter	936	585	79 1/2	51 1/5
Third Quarter	832	642	72 1/2	55 1/2
Fourth Quarter	832	618	72 91/100	56 4/25

	Shares		ADSs

	(Pence)		($)

	High	Low	High	Low

Month Ended
March 31, 2002	832	717 1/2	72 1/2	61 1/2
April 30, 2002	832	759	72 91/100	66 3/4
May 31, 2002	773	682	68 1/2	60 3/100
June 30, 2002	735	618	63 3/5	56 4/25
July 31, 2002	650	523	59 1/2	50
August 31, 2002	648 1/2	530	60	51
September 30, 2002	610	488	57	45 11/50
October 31, 2002	625	458	58 1/2	42 4/5

ITEM 10.     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

      The Memorandum of Association of the Company provides that the Company’s principal object is to carry on the business of direct broadcasting by satellite and to carry out the other objects more particularly set out in Clause 4 of the Memorandum of Association of the Company.

      The Memorandum and Articles of Association of the Company are registered at Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ, Wales under company number 2247735.

The Articles Proposal

      At our Annual General Meeting a proposal will be put forward for consideration by our shareholders, the principle effect of which is to cancel special rights granted to News Corporation under, and otherwise amend other provisions of the Articles (the “Articles Proposal”). The Articles Proposal comprises the following principal matters:

(a)	News Corporation will procure the removal of the five Directors currently appointed by News Corporation (the “News-appointed Directors”), such removal to take effect immediately prior to the other elements of the Articles Proposal becoming effective;

(b)	such News-appointed Directors being put forward for appointment at our Annual General Meeting as Directors of our Company (subject to (d) below);

(c)	approval of our shareholders to amend the Articles of Association (subject to (d) below), so as to:

(i)	irrevocably remove the right of News Corporation to appoint Directors to our Board and to committees thereof;

(ii)	amend the quorum provisions such that it is no longer necessary for there to be a majority of Independent Non-Executive Directors at meetings of our Board; and

(iii)	amend provisions relating to the ability of Directors to vote on resolutions concerning a transaction in which they are interested, so as to remove the exception (referred to in paragraph (v) of Directors’ material interests below), thus providing that a Director cannot vote on a resolution concerning a material matter in which he has a material interest (in the absence of any other exception), including where the interest arises solely by virtue of him being an officer, employee, shareholder, consultant, advisor or representative of the counterparty to the transaction, irrespective of whether or not he personally owns shares in that entity; and

(d)	assuming the relevant resolutions are passed at the Annual General Meeting, the appointment of Directors contemplated in (b) above and the amendments to the Articles of Association contemplated in (c) above shall come into effect on the day on which the number of Independent Non-Executive Directors of our Company is increased to eight.

      The current Articles of the Company, contain, inter alia, provisions to the following effect:

Directors’ material interests

      Subject to the Companies Act 1985 (and any statutory amendment, modification or re-enactment of it for the time being in force (the “Act”)), and provided the Director has disclosed to the other Directors the nature and extent of his material interest, a Director may be party to or in any way interested in any arrangement or transaction with the Company or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit of the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other body and be remunerated therefore and in any such case as aforesaid (save as otherwise agreed by him) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

      Save as otherwise provided in the Articles, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of the Act and every other statute for the time being in force concerning companies and affecting the Company (the “Statutes”), a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution at a meeting of the Directors concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of shares or debentures or other securities of or by the Company for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv)	any proposal concerning a superannuation fund or retirement benefits scheme or arrangement for the benefit of employees of the Company (or any of its subsidiaries) including an employees’ share scheme which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes, and which does not accord to any Directors any privilege not accorded to the employees to whom such scheme or fund relates;

(v)	any proposal concerning any other company in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever, provided that he (together with persons connected with him) is not the holder or beneficially interested in 1% or more of the issued shares of any class of such company (or of any other company through which his interest is derived) or of the voting rights available to members of the relevant company; and

(vi)	any proposal concerning the purchase or maintenance of insurance for the benefit of Directors or persons who include Directors.

      If the Articles Proposal is approved and implemented, the Articles will provide for a prohibition on Directors voting at a meeting of the Directors on material matters in which Directors have a material interest, but the exception from this prohibition referred to in paragraph (v) above will be deleted. In addition, if approved, the Articles will specifically provide that a Director is to be treated as interested in a matter the subject of a resolution if it relates to a person or body corporate of or in which he is an officer, employee, shareholder, consultant, advisor, representative or otherwise interested. Any question as to the right of a Director to vote, including whether he has a material interest in a material matter the subject of a resolution, may be decided by a resolution of the majority of those Directors who do not have a like interest to the Director or Directors in question.

      No Directors appointed by News Corporation or BSBH (a “Significant Shareholder”) (or any of their respective subsidiaries) shall vote, or be counted in the quorum present at a meeting of the Directors (or at a meeting of a committee of the Directors), on any resolution concerning any material matter in which that Significant Shareholder has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company). The Directors, other than the Directors appointed by the Significant Shareholders and their respective subsidiaries, shall agree from time to time the criteria for determining whether a matter is a material matter and their opinion as to whether a Significant Shareholder is interested in a material matter shall be final and conclusive. If the Articles Proposal is approved and implemented these provisions will no longer apply.

      The quorum for meetings of the Directors is currently three Directors, provided that no meeting of the Directors shall be quorate unless a majority of the Directors present are neither Directors appointed by a controlling shareholder nor executive Directors. If the Articles Proposal is approved and implemented, in order to be quorate, a Board meeting would still require at least three Directors, but would no longer require a majority of such persons to be independent of News Corporation and management.

Directors’ compensation

      The ordinary remuneration of the Non-Executive Directors who have not been appointed by the Significant Shareholders or their respective subsidiaries shall not in aggregate exceed £350,000 per annum or such higher amount as may from time to time be determined by ordinary resolution of the Company. At our Annual General Meeting it is proposed that this amount should be increased to £750,000 (subject to shareholder approval). Such remuneration shall be divisible among the Directors as they may agree or, failing agreement, equally, except that any Directors who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. If the Articles Proposal is approved and implemented the Directors currently appointed by News Corporation will be eligible for Directors’ fees.

      Under the current Articles the Directors may also be paid all expenses properly incurred by them in attending meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the discharge of their duties as Directors. Any Director who holds any executive office or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of bonus, commission or otherwise, as the Directors may determine.

      The Directors have the power to provide benefits whether by payment of gratuities, pensions or otherwise to (or to any person in respect of) any Directors or ex-Directors and for the purpose of providing any such benefits, to contribute to any scheme or fund or to pay premiums. The Directors may purchase and maintain insurance for, or for the benefit of, any persons who are or were Directors, officers, employees of the Company or an associated company or who are or were trustees of any pension fund in which employees of the Company or any such other associated company are interested.

      The Directors may from time to time appoint one or more of their number to any executive office on such terms and for such periods as they may (subject to the provisions of the Statutes) determine.

Borrowing powers

      The Directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group), shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to the higher of (i) £1.5 billion and (ii) an amount equal to four times the aggregate turnover of the Group as shown in the then latest audited consolidated profit and loss accounts of the Group.

No age disqualification for Directors

      No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

No share qualification for Directors

      Directors shall not be required to hold any shares in the Company by way of qualification. A Director who is not a member shall nevertheless be entitled to attend and speak at any general meeting.

Dividends

      Subject to the Act, the Company may by ordinary resolution declare dividends to be paid to members of the Company according to their rights, but no such dividend shall exceed the amount recommended by the Directors. If, in the opinion of the Directors, the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on the shares of such amounts and on such dates and in respect of such periods as they think fit. The profits of the Company available for distribution and resolved to be distributed shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

      No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

      Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Directors’ appointment and removal

      The Significant Shareholders have the following rights to appoint and remove Directors:

(i)	for so long as News Corporation and/or its subsidiaries remains the beneficial owner of not less than 30% in nominal value of the issued ordinary share capital from time to time of the Company, News Corporation (or its subsidiary which is the beneficial owner of the majority of such share capital) shall have the right to appoint, remove or replace up to five Directors. These rights are currently being exercised by Holdco, a subsidiary of News Corporation, which is the beneficial owner of over 30% of the issued share capital;

(ii)	if at any time the nominal value of the issued share capital of the Company which News Corporation shall be the beneficial owner of shall fall below the percentages stated below News Corporation or any subsidiary of News Corporation shall only have the right to appoint, remove and replace the number of Directors set against the percentage set out below:

%	Number
-
30.0	4
25.0	3
20.0	2
15.0	1

(iii)	the rights of the Significant Shareholders (or their relevant subsidiary) to appoint Directors may not be reacquired should the relevant percentage fall below any particular level save where such fall is caused by an issue of shares (other than on a pro rata basis to the holders from time to time of shares) and the relevant Significant Shareholder shall reacquire such rights if it and/or any of its subsidiaries increases its beneficial ownership of shares to at least the relevant percentage within 30 days of such issue (the percentage in nominal value of the issued ordinary share capital of the Company beneficially owned by a subsidiary which is not wholly owned by the relevant Significant Shareholder or one of its wholly owned subsidiaries being taken into account on a pro rata basis);

(iv)	the Significant Shareholders and their respective subsidiaries have a right to appoint two members to any standing committee established by the Directors; and

(v)	any Directors appointed by a Significant Shareholder (or any of its subsidiaries) shall not be subject to retirement by rotation for so long as that Significant Shareholder (or any of its subsidiaries) retains the right to appoint such Directors.

      The above rights to appoint and remove Directors will be cancelled if the Articles Proposal is approved and implemented.

      At each annual general meeting, there shall retire from office by rotation:

(i)	all Directors of the Company who are subject to retirement by rotation (“Eligible Directors”) who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them; and

(ii)	such additional number of Eligible Directors as shall, when aggregated with the number of Directors retiring under paragraph (i) above, equal either one third of the number of Eligible Directors, in circumstances where the number of Eligible Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Eligible Directors (the “Relevant Proportion”) provided that:

(a)	the provisions of this paragraph (ii) shall only apply if the number of Directors retiring under paragraph (i) above is less than the Relevant Proportion; and

(b)	subject to the provisions of the Act and to the following provisions of these articles, the Eligible Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

      If the Articles Proposal is approved and implemented all Directors will be subject to retirement by rotation, such that at the annual general meeting in every year there shall retire by rotation all Directors who held office and were subject to retirement by rotation at the time of the two preceding annual general meetings and who did not retire by rotation, so as to ensure that one-third (or a lower whole number that is closest to one-third) of the total number of Directors so retires at each annual general meeting.

Winding-up

      If the Company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act and the Insolvency Act 1986:

(i)	divide among the members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

(ii)	vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit,

but no member shall be compelled to accept any share or other assets upon which there is any liability.

Redemption

      None of the shares of the Company has been issued on the basis that it may be redeemed or is liable to be redeemed at the option of the shareholders or the Company. The Company is therefore under no obligation to create a sinking fund or redemption reserve. However, subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Further capital calls

      The Directors may only make calls upon the members in respect of amounts unpaid on the shares (whether in respect of nominal value or premium).

Variation of rights

      Subject to the Act, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied either whilst the Company is a going concern or during or in contemplation of a winding-up. At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

General meetings

      The Directors may call general meetings whenever and at whatever time and location they so determine. At a general meeting called to pass a special resolution at least 21 clear days’ notice must be given, and all other extraordinary general meetings shall be called by at least 14 clear days’ notice. Two persons entitled to vote upon the business to be transacted shall be a quorum.

      Subject to any terms as to voting upon which any shares may be issued and to the provisions of the Articles, every member present in person shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for each share of which he is the holder. No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

      If a member or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Act and is in default for the prescribed period in supplying to the Company information thereby required, unless the Directors otherwise determine, the member shall not be entitled to vote at any general or class meeting of the Company in respect of the shares in relation to which the default occurred.

Limitations on non-resident or foreign shareholders

      The English law and the Memorandum and Articles of Association of the Company treat those persons who hold shares and are neither UK residents nor nationals in the same way as UK residents or nationals. They are free to own, vote on and transfer any shares they hold.

Transfer of shares

      Any member may transfer all or any of his shares by instrument of transfer in the usual common form or in any other form which the Directors may approve. The instrument of transfer of a share shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register a transfer of shares unless the instrument of transfer:

(i)	is lodged at the transfer office accompanied by the relevant share certificate(s);

(ii)	is in respect of only one class of share; and

(iii)	is in favour of not more than four persons jointly.

      At our Annual General Meeting a resolution shall be proposed to our shareholders for the adoption of new Articles that enable shares to be held in certificated and uncertificated form.

      The Directors may refuse to register any transfer if it is their opinion that such transfer would or might (i) prejudice the Group’s right to hold, be awarded or granted or have renewed or extended, any licence granted under the Broadcasting Acts or (ii) give rise to or cause a variation to be made to, or a revocation or determination of, any such licence by the ITC.

      If the Directors determine following registration of a transfer of shares:

(i)	and following consultation with the ITC that, inter alia, by reason of the interest of a person in any shares of the Company transferred, the ITC may vary, revoke, determine or refuse to award, grant, renew or extend a licence granted under the Broadcasting Acts; or

(ii)	that any person has an interest in the shares of the Company which, inter alia, makes the Company a disqualified person under the Broadcasting Acts or which contravenes, or would cause a contravention of, the restrictions set out in Parts III, IV or V of Schedule 2 to the Broadcasting Act 1990 or any order made pursuant to the Broadcasting Acts or such other restrictions as may be applied by the ITC from time to time to disqualify certain persons or bodies from having interests in such a licence and to restrict the accumulation of interests in relevant services as defined in Schedule 2 to the Broadcasting Act 1990, the Directors shall be entitled to serve written notice (a “Disposal Notice”) on the relevant transferee in respect of the shares transferred stating that they have so determined, specifying their grounds in general terms and calling for the disposal of such transferred shares as are specified in the Disposal Notice within 21 days of the date of such notice or such longer period as the Directors may consider reasonable and which they may extend. If the Disposal Notice is not complied with to the satisfaction of the Directors, they shall, so far as they are able, dispose of the relevant shares for the best price reasonably obtainable in all the circumstances. In addition, a member who has been served with a Disposal Notice shall not, with effect from the expiration of such period as the Directors shall specify in such notice (not being longer than 30 days from the date of service of the notice), be entitled to receive notice of, or to attend or vote at, any general meeting of the Company by reason of his holding the shares specified in the Disposal Notice.

Untraced shareholders

      The Company shall be entitled to sell at the best price reasonably obtainable the shares of a member or the shares to which a person is entitled by transmission if, during a period of 12 years, no cheque for amounts payable in respect of the share has been cashed and no communication has been received by the Company from the member or the person entitled by transmission and at least three dividends have been paid in relation to such shares during those 12 years and no such dividend has been claimed and, within a further period of three months from the date of advertisements giving notice of its intention to sell such shares placed after the expiry of the period of 12 years, the Company has not received any communication from the member or the person entitled by transmission and notice has been given by the Company to the London Stock Exchange of its intention to make such sale. The Company shall be obligated to account to the former member or person entitled by transmission for the net proceeds of the sale of such shares but no trust shall be created in respect of the debt and no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds.

Alteration of share capital

      The authorised share capital of the Company currently consists of 3,000,000,000 ordinary shares of 50p each.

      The Company may from time to time by ordinary resolution:

(i)	increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; or

(iv)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes).

      Subject to the provisions of the Act, the Company may reduce its share capital redemption reserve, share premium account or other undistributable reserve in any way.

Issue of shares

      Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company passed in general meeting, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right to renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

MATERIAL CONTRACTS

      We have entered into the following contracts outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report.

Acquisition of Sports Internet Group plc (“SIG”)

      On June 7, 2000, we made an offer for 100% of SIG which was declared wholly unconditional on July 12, 2000. Consideration with a fair value of £267.3 million was satisfied by the issue to SIG shareholders of 21.6 million new BSkyB shares. SIG has now changed its name to Sports Internet Group Limited.

Acquisition of British Interactive Broadcasting Holdings Limited (“BiB”)

      On July 17, 2000, we announced an agreement with British Telecommunications plc (“BT”), HSBC Bank plc (“HSBC”) and Matsushita Electric Europe (Headquarters) Limited (“Matsushita”), to increase our holding in BiB from 32.5% to 80.1%. Completion of the transaction was subject, inter alia, to regulatory approval. The acquisition completed on May 9, 2001.

      Following our agreement to meet BiB’s future funding requirements, BT’s holding was diluted from 32.5% to 19.9%. BT was granted a one-off option to exit, on the same pro-rata terms (including deferred and contingent consideration) as those given to HSBC and Matsushita, at any time. We acquired BT’s holding on June 28, 2001, increasing our holding in BiB from 80.1% to 100%.

      Consideration was satisfied by the issue to HSBC, Matsushita and BT of 39.7 million new BSkyB shares and deferred consideration estimated at £253 million, through the issue of new BSkyB shares or loan notes in November 2002. Our Board has determined that new BSkyB ordinary shares will be issued in satisfaction of this deferred consideration on November 11, 2002.

      In addition, if the valuation of BiB, based on agreed criteria, is £3 billion or greater, either at 30 or 36 months from the date of the purchase agreement, an additional estimated £253 million will be payable to HSBC and Matsushita through the issue of new BSkyB shares or loan notes.

EXCHANGE CONTROLS

      There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest and other payments to non-resident holders of our securities, except as otherwise described under “Taxation” below.

      Under English law (and the Company’s Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

TAXATION

      The discussion summarizes basic UK and US tax consequences of the acquisition, ownership and disposition of shares and shares represented by ADSs evidenced by ADRs by a US Holder. For purposes of this summary, a “US Holder” is a beneficial owner of shares or ADSs who is a (i) citizen or resident of the US for US income tax purposes, (ii) a corporation organized under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity’s income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law, United Kingdom Inland Revenue (“UK Inland Revenue”) practice, (ii) the US Internal Revenue Code,

Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) the UK-US Income Tax Convention currently in effect (the “Treaty”) and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

      A new Treaty was signed on July 24, 2001, but will not come into effect until ratified by both governments. The new Treaty has no effect on this summary.

      The summary of UK tax consequences relates to the material aspects of the UK taxation position of US Holders and does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) whose holding of shares or ADSs is effectively connected with a permanent establishment in the UK through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated companies, controls directly or indirectly, 10% or more of the voting stock of the Company. The discussion set forth below is only a general summary and does not purport to be a technical analysis nor a description of all possible tax consequences.

      The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US Holders of stock representing 10% or more of the total combined voting power of the Company, US expatriates, insurance companies, tax-exempt organizations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their shares or ADSs as parties to a conversion transaction, among others.

      Tax consequences to each US Holder will depend upon the particular facts and circumstances of each such holder. Accordingly, each person should consult with his own professional advisor with respect to the tax consequences of his ownership and disposition of shares or ADSs. This summary does not discuss any tax rules other than UK tax and US federal income tax rules. The UK and US tax authorities and courts are not bound by this summary and may disagree with its conclusions.

      US Holders of ADSs will be treated as owners of the shares underlying the ADSs. Accordingly, except as noted, the UK tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of dividends

      Under current UK taxation legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by Eligible US Holders on dividends declared on the shares.

      For dividends paid on or after April 6, 1999 Eligible US holders ceased to be entitled to receive a UK/US Double Tax Treaty Payment in relation to dividends declared on the shares because of reductions in the tax credit attaching to dividends provided for in the Finance (No. 2) Act 1997.

      US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income are not required to file a UK income tax return.

      For US federal income tax purposes, the gross amount of a dividend (including any withholding tax) will be included in a US Holder’s gross income as dividend income when payment is actually or constructively received by the US Holder in the case of shares or the Depositary in the case of ADSs, to the extent they are paid out of the Company’s current or accumulated earnings and profits as calculated for US federal income tax purposes. Dividends paid by the Company will not give rise to any US dividends received deduction. Dividends will generally constitute foreign source “passive” income for foreign tax credit purposes.

      Also for US federal income tax purposes, the amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognize US source ordinary income or loss when such US Holder sells or disposes of non-US currency. A US Holder may also be required to recognize foreign currency gain or loss upon receipt of a refund under the Treaty of tax withheld in excess of the Treaty rate. This foreign currency gain or loss will generally be US source ordinary income or loss.

      To the extent that any distribution paid exceeds the Company’s current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows:

—	first, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of the US Holder’s shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, that such US Holder will recognize on a later disposition of those shares or ADSs; and

—	second, the balance of the dividend in excess of the adjusted tax basis in a US Holder’s shares or ADSs will be taxed as capital gain recognized on a sale or exchange.

      Any non-US withholding tax with respect to a dividend may be used as a credit against a US Holder’s US federal income tax liability, subject to specific conditions and limitations.

Taxation of capital gains

      US Holders who are not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realized on the disposal of their ADSs or shares unless such ADSs or shares are used, held or acquired for the purposes of a trade or professional vocation carried on in the UK through a branch or agency.

      The surrender of ADSs in exchange for shares will not be a taxable event for the purposes of UK corporation tax or UK capital gains tax. Accordingly, US Holders will not recognize any gain or loss for such purposes upon such surrender.

      In general, for US federal income tax purposes, a US Holder will recognize capital gain or loss if such US Holder sells or exchanges shares or ADSs, provided that such shares or ADSs are capital assets in the hands of such US Holder. Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the shares or ADSs for more than one year.

United States passive foreign investment company rules

      The Company believes that it will not be treated as a passive foreign investment company (“PFIC”) for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

—	75% or more of its gross income is passive income; or

—	its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

      For purposes of this test, the Company will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which the Company owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

      If the Company were to become a PFIC, the tax applicable to distributions on shares or ADSs and any gains a US Holder recognizes on disposition of shares or ADSs may be less favorable to such US Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

Inheritance and gift taxes

      An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the “Estate Tax Treaty”) and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual’s death or on a gift of the shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment of an enterprise in the UK or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to United Kingdom inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in that Treaty.

United Kingdom stamp duty and stamp duty reserve tax

      A transfer for value of the shares executed on or after October 1, 1999 will generally be subject to UK ad valorem stamp duty, normally at the rate of 0.5% rounded up (if necessary) to the nearest multiple of £5 of the amount or value of the consideration given for the transfer. Stamp duty is normally a liability of the purchaser.

      An agreement to transfer shares or any interest therein for money or money’s worth will normally give rise to a charge to stamp duty reserve tax (“SDRT”) at the rate of 0.5% of the amount or value of the consideration for the shares or interest therein (with no rounding up or down). However, if a duly stamped instrument of transfer of the shares is executed in pursuance of the agreement and duly produced within six years of the date on which the agreement for sale is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is generally repayable with interest, and otherwise the SDRT charge is cancelled. SDRT is in general payable by the purchaser. The United Kingdom Finance Act 1996 makes it clear that (contrary to previous UK Inland Revenue practice) SDRT will be levied in respect of agreements to transfer chargeable securities (which include shares) even where a person not resident in the UK buys chargeable securities from another non-resident and the transaction is carried out outside the UK.

      Stamp duty or SDRT charges at the rate of 1.5% (in the case of both stamp duty and SDRT) of the amount or value of the consideration, or in some circumstances, the value of the shares, may arise on a transfer of shares to the Depositary or the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will be payable by the Depositary or such other persons. It is possible for persons operating clearance services to make an election to the Inland Revenue subject to certain conditions, pursuant to which, instead of the 1.5% stamp duty or SDRT charge applying on entry as described above, a 0.5% SDRT charge would apply to transfers of securities made within the system.

      In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on any subsequent deposit of shares will be charged by the Depositary to the holder of the ADS or any deposited security represented by the ADS.

      No UK stamp duty will be payable on the acquisition or transfer of an ADS or beneficial ownership of an ADS, provided that the ADS and any separate instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK. An agreement to transfer ADSs will not give rise to a liability for SDRT.

      Any transfer for value of the underlying shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% rounded up (if necessary) to the nearest multiple of £5 of the amount or value of the consideration on a transfer from the Custodian of the Depositary to a US Holder or registered holder of an ADS. Upon cancellation of the ADS, however, only a fixed UK stamp duty of £5 per instrument of transfer will be payable.

United States information reporting and backup withholding

      Dividend payments on the shares or ADSs and proceeds from the sale, exchange or other disposition of the shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. The rate of backup withholding will be 30% in 2002 and 2003, 29% in 2004 and 2005, and 28% in 2006 through 2010. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification. Recently finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

DOCUMENTS ON DISPLAY

      Certain documents referred to in this annual report can be inspected at our registered office at Grant Way, Isleworth, Middlesex.

      We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the US Securities and Exchange Commission (SEC). Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

      Our treasury function provides us with a centralized service for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only, and the internal control environment is reviewed periodically by our Internal Audit and Risk Management function. The following discussion and tables address market risk only and do not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

      Our principal market risks are changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. We use interest rate swaps to hedge interest rate risks, forward foreign exchange agreements to hedge transactional currency exposures and cross currency swaps to hedge exposures on long term foreign currency debt.

      It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. The amount of cash that can be placed with any one institution is restricted to ensure counterparty risks are minimized, and regular and frequent reporting to management is required for all transactions and exposures.

      We have formulated our policies for hedging without regard to US GAAP requirements on hedge accounting, and therefore our existing derivative arrangements do not qualify for hedge accounting under US GAAP.

Interest rate management

      We have financial exposures to both sterling and US dollar interest rates, arising primarily from our bank borrowings and long-term notes. We manage our exposures by borrowing at fixed and variable rates of interest and by using interest rate swaps and cross-currency swaps to manage exposure to interest rate fluctuations. Under our interest rate swaps, we agree with counter parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional amount of our sterling borrowings. Under our cross-currency swaps we agree with counter-parties to exchange, at specified intervals, fixed amounts of sterling for fixed amounts of US dollars, thereby fixing the sterling cost of servicing our US dollar denominated notes. Our debt exposure is entirely denominated in sterling after cross currency swaps are taken into account. At June 30, 2002, the split of aggregate net borrowings in its core currencies was US dollar 62% and sterling 38% (June 30, 2001: US dollar 55% and sterling 45%).

      It is our policy to have an appropriate mixture of fixed and floating rates and for foreign exchange transactions to be restricted to fixed price instruments. At June 30, 2002, 87% of our borrowings were at fixed rates after taking account of interest rate swaps (June 30, 2001: 78%). The fair value of both interest rate and exchange rate swaps held as of June 30, 2002 was approximately £60.2 million (June 30, 2001: £91.8 million) (i.e. at June 30, 2002, we would have received approximately £60.2 million (at June 30, 2001 £91.8 million) if we had closed out these swaps).

      The table below lists for each of the years June 30, 2003 to June 30, 2007 the notional amounts and weighted average interest rates, as of June 30, 2002, for both our borrowings and our currency and interest rate swaps.

			Maturities
		Fair-								Fair-
	Total	value	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	There-	Total	value
	2001	2001	2003	2004	2005	2006	2007	after	2002	2002

	(Amounts shown in sterling in millions except percentage information,
	unless otherwise shown)
Interest rate sensitivity
Borrowings and other financial liabilities
Fixed rate
US dollars(1)	1,104	1,059	—	—	—	—	195	815	1,010	968
	7.51%	—	—	—	—	—	7.30%	7.56%	7.51%	—
Sterling(2)	100	90	—	—	—	—	—	100	100	100
	7.75%	—	—	—	—	—	—	7.75%	7.75%	—
Variable rate
Sterling(4)	690	690	—	500	—	—	—	—	500	500
	6.51%	—	—	5.24%	—	—	—	—	5.24%	—
Interest rate and currency swaps
Receive US dollar fixed(1)	$1,550	95	—	—	—	—	$300	$1,250	$1,550	66
Pay sterling fixed(1)	969	—	—	—	—	—	189	780	969	—
US dollar fixed rate	7.51%	—	—	—	—	—	7.30%	7.56%	7.51%	—
Sterling fixed rate	7.96%	—	—	—	—	—	7.26%	7.91%	7.78%	—
Interest rate swaps
Variable to fixed(3)	300	(3)	300	—	—	—	—	—	300	(6)
Average pay fixed rate	6.42%	—	6.42%	—	—	—	—	—	6.42%	—
Average receive variable rate	5.72%	—	4.17%	—	—	—	—	—	4.17%	—

Exchange rate sensitivity
Borrowings and other financial liabilities
Fixed rate
US dollars(1)	1,104	1,059	—	—	—	—	195	815	1,010	968
	7.51%	—	—	—	—	—	7.30%	7.56%	7.51%	—
Interest rate and currency swaps
Receive US dollar fixed	$1,550	95	—	—	—	—	$300	$1,250	$1,550	66
US dollar fixed rate	7.51%	—	—	—	—	—	7.30%	7.56%	7.51%	—

(1)	In October 1996, we issued, in the US public debt market, US$300 million of 7.300% Guaranteed Notes repayable in October 2006. We entered into swap transactions to convert the dollar proceeds into sterling, half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until April 15, 2002, thereafter floating at 62 basis points over six months sterling LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on January 16, 2002, we entered into a further interest rate hedging arrangement to fix the rate at 6.130% from April 15, 2002, payable semi-annually for the remainder of the life of the Notes.

In February 1999 we issued, in the US public debt market, US$600 million of 6.875% Guaranteed Notes repayable in February 2009 for which swap transactions have been entered into to convert the proceeds into sterling at an average fixed rate of interest of 8.200%, payable semi-annually.

In July 1999 we issued, in the US public debt market, US$650 million 10-year Guaranteed Notes pursuant to exemptions under Rule 144A of the Securities Act of 1933 and under Regulation S of the Securities Act of 1933. The US$650 million Notes carry a coupon of 8.200% payable semi-annually and are repayable in July 2009. They have been swapped into sterling at a fixed rate of 7.653% payable semi-annually.

(2)	In July 1999 we issued, in the US public debt market, £100 million 10-year Guaranteed Notes pursuant to exemptions under Rule 144A of the Securities Act of 1933 and under Regulation S of the Securities Act of 1933. The £100 million Notes carry a fixed coupon of 7.750% payable annually, and are repayable in July 2009.

(3)	In fiscal 2001, we entered into an interest rate swap transaction to fix the rate on a notional £300 million of drawings on our £750 million RCF, for a period of two years until January 2003, at 6.415% (excluding the margin above LIBOR as described in (4) below). This hedges part of the £500 million that was drawn down on the £750 million RCF at June 30, 2002.

(4)	As at June 30, 2002, £500 million was drawn down on the £750 million RCF (June 30, 2001: £690 million). During fiscal 2001, the interest applicable to £300 million of the drawn down amount was fixed using an interest rate hedge (see (3) above). The interest rate applicable to the remaining £200 million of the drawn down amount accrues at rates between 0.5% and 1.4% per annum above LIBOR, depending upon our credit rating. At current credit ratings, the rate is 1.0% above LIBOR. No funds were drawn on the £300 million RCF at June 30 2002 (June 30, 2001: nil).

      The fair values of quoted bond debt are based on the mid-market quoted prices at the period end. The fair values of other borrowings are estimated by discounting the future cash flows to net present value.

      To ensure continuity of funding, our policy is to ensure that our borrowings mature over a period of years. At June 30, 2002, 56% of our borrowings were due to mature in more than five years (2001: 61%).

Currency exchange rates

      Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs is denominated in US dollars. In the year to June 30, 2002, 15.2% of operating costs (£393.0 million) were denominated in US dollars (2001: 17.0% (£364.7 million)). These costs relate mainly to our long term programming contracts with US movie licensors.

      We currently manage our US dollar/ pound sterling exchange risk exposure primarily by entering into forward foreign exchange agreements for up to eighteen months ahead, which substantially hedge our future foreign exchange liabilities in that period.

      We also incur costs in euros relating mainly to certain transponder rentals. From January 1, 2000, revenues from our Irish customers have provided a natural and growing offset for a portion of these costs, to the extent that small euro surpluses are now generated each month. To date, surplus euros have been exchanged for sterling on currency spot markets although in fiscal 2003, we expect that these surplus euros will be of more significant amounts, and therefore forward foreign exchange agreements, or other financial instruments, will be used to hedge this growing exposure.

      Our bid has been accepted for the pay TV rights to certain UEFA Champions League football matches from 2003/4 season to the end of the 2005/6 season, (subject to completion of long-form documentation). Payments in respect of these rights will be made in Swiss Francs, which will mean that we will be exposed to the Swiss Franc/pound sterling exchange rate. Following completion of the arrangement with UEFA we currently intend to hedge the exposure in line with existing treasury policy (see Note 21 to the Consolidated Financial Statements), whereby a substantial portion of the exposure is hedged via the use of forward foreign currency exchange contracts for a period of up to 18 months forward.

      All US dollar-denominated forward foreign exchange agreements and similar financial instruments entered into by us are in respect of firm commitments that exceed the value of such agreements and instruments.

      It is our policy to hedge in excess of 90% of dollar-denominated expenses for a period of up to eighteen months forward.

      Our forward foreign exchange agreements relating to cash flow conversion are summarized by currency below for the fiscal years ended 2002 and 2001:

Forward foreign exchange agreements for cash flow conversion

		2001			2002
	2001	Average	2001	2002	Average
	Contract	contractual	Gain/	Contract	contractual	2002
	amount	rate	(loss)	amount	rate	Loss

	£m		£m	£m		£m
Receive US dollars/pay sterling (1)	619.7	$1.4281	(0.3)	664.0	$1.3856	(50.3)
Receive euros/pay sterling(2)	26.6	€1.6175	(1.5)	—	—	—

(1)	The receive US dollars/pay sterling contracts have an average weighted maturity of nine months. These contracts relate to program purchases.

(2)	The receive euros/pay sterling contracts in fiscal 2001 had an average weighted maturity of three months. These contracts related principally to transponder payments and certain marketing costs; however, as we now generate a euro surplus each month no further contracts of this nature have been entered into.

      The fair value of £50.3 million loss (2001: £1.8 million loss) for the above contracts represents the amount that we would have paid if we closed out the contracts as at June 30, 2002 (2001: June 30, 2001).

      Investments in overseas operations are consolidated or equity accounted for accounting purposes by translating values into sterling, and therefore fluctuations in currency exchange rates affect the sterling values recorded in our accounts. These investments do not give rise to any foreign currency cash flows. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves. The most significant investment currency for us with regards to investments in overseas operations is the euro.

      The accounting policies in respect of market risk sensitive instruments are disclosed in Notes 1, 21 and 25 within Item 18.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      The constituent instruments defining the rights of holders of ordinary shares have not been materially modified.

      Pursuant to the terms of the Deposit Agreement, Citibank, N.A., as Depositary, has agreed to notify holders of ADSs of all actions of the Company in which shareholders of ordinary shares are entitled to exercise voting rights, thus facilitating the exercise of voting rights by holders of ADSs. The address of Citibank, N.A. is 111 Wall Street, New York, New York 10043.

ITEM 15.     CONTROLS AND PROCEDURES

      Not applicable.

ITEM 16.     RESERVED

PART III

ITEM 17.     FINANCIAL STATEMENTS

      The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.     FINANCIAL STATEMENTS

      The financial statements filed as a part of this Annual Report on Form 20-F are included on pages F-1 through F-102 as follows:

         1. British Sky Broadcasting Group plc

         2. British Interactive Broadcasting Holdings Limited

      Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the respective financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

ITEM 19.  EXHIBITS

      The following exhibits are filed as part of this Annual Report on Form 20-F.

		Exhibit No.	Page No. in
		In Document	Sequential
		Incorporated	Numbering
Number	Description	By Reference	System

1**	Memorandum and Articles of Association
2**	Specimen share certificate
4.1*	Agreement dated June 29, 1999 with respect to a £750,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, the Toronto-Dominion Bank, as agent, and others
4.2	Supplemental Agreement dated February 23, 2000 with respect to 4.1 above
4.3	Second Supplemental Agreement dated July 24, 2000 with respect to 4.1 above
4.4	Amendment dated November 1, 2001 with respect to 4.1 above
4.5	Third Supplemental Agreement dated April 26, 2002 with respect to 4.1 above
4.6**	Agreement dated March 8, 2001 with respect to a £300,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, the Toronto-Dominion Bank, as agent, and others
4.7	Supplemental Agreement dated April 26, 2002 with respect to 4.6 above
4.8*	Form of Agreement for the use of Transponder Capacity between SES and the Company
7	Ratio of Earnings to Fixed Charges
8	List of Subsidiaries
10.1	Consent of Deloitte & Touche
10.2	Consent of Deloitte & Touche

*	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended June 30, 2000 filed with the Securities and Exchange Commission on September 22, 2000.

**	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission on October 1, 2001.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC

BY:	MARTIN STEWART

MARTIN STEWART
Chief Financial Officer

Date: November 7, 2002

CERTIFICATIONS

I, Tony Ball, certify that:

1.  I have reviewed this annual report on Form 20-F of British Sky Broadcasting Group plc;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 7, 2002

TONY BALL

Chief Executive Officer

I, Martin Stewart, certify that:

1.  I have reviewed this annual report on Form 20-F of British Sky Broadcasting Group plc;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 7, 2002

MARTIN STEWART

Chief Financial Officer

FINANCIAL STATEMENTS OF BRITISH SKY BROADCASTING GROUP PLC

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members of:

British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD

      We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc as at June 30, 2002 and 2001, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, and consolidated cash flow statements for each of the three years in the period ended June 30, 2002, and notes thereto. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at June 30, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom.

      Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended June 30, 2002 and determination of the consolidated shareholders’ (deficit) funds as at June 30, 2001 and 2002, to the extent summarized in Note 28 to the consolidated financial statements.

DELOITTE & TOUCHE

London, United Kingdom
July 30, 2002
(October 18, 2002 as to Notes 26, 28, 30 and 31)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		June 30, 2000			June 30, 2001			June 30, 2002

		Before			Before			Before
		goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
		and	and		and	and		and	and
		exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	Notes	items	items	Total	items	items	Total	items	items	Total

		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover: Group and share of joint ventures’ turnover		1,934.7	—	1,934.7	2,530.1	—	2,530.1	2,915.3	—	2,915.3
Less: Share of joint ventures’ turnover		(87.7)	—	(87.7)	(224.1)	—	(224.1)	(139.2)	—	(139.2)

Group turnover	2	1,847.0	—	1,847.0	2,306.0	—	2,306.0	2,776.1	—	2,776.1
Operating expenses, net	3	(1,761.7)	(105.0)	(1,866.7)	(2,145.8)	(67.4)	(2,213.2)	(2,584.6)	(136.5)	(2,721.1)
Operating (loss) profit		85.3	(105.0)	(19.7)	160.2	(67.4)	92.8	191.5	(136.5)	55.0
Share of operating results of joint ventures	5	(121.3)	—	(121.3)	(239.2)	(16.5)	(255.7)	(76.7)	—	(76.7)
Joint ventures’ goodwill amortization, net*	14	—	(14.4)	(14.4)	—	(101.1)	(101.1)	—	(1,069.9)	(1,069.9)
(Loss)/profit on sale of fixed asset investments	4	—	(1.4)	(1.4)	—	—	—	—	2.3	2.3
Share of joint venture’s loss on sale of fixed asset investment	4	—	(14.0)	(14.0)	—	(69.5)	(69.5)	—	—	—
Amounts written off fixed asset investments	4	—	—	—	—	(38.6)	(38.6)	—	(60.0)	(60.0)
(Provision) release of provision for loss on disposal of subsidiary	4	—	—	—	—	(10.0)	(10.0)	—	10.0	10.0

(Loss)/profit on ordinary activities before interest and taxation		(36.0)	(134.8)	(170.8)	(79.0)	(303.1)	(382.1)	114.8	(1,254.1)	(1,139.3)
Interest receivable and similar income	6	10.7	—	10.7	18.2	2.7	20.9	11.1	—	11.1
Interest payable and similar charges	6	(102.6)	—	(102.6)	(153.3)	—	(153.3)	(148.0)	—	(148.0)

Loss on ordinary activities before taxation	7	(127.9)	(134.8)	(262.7)	(214.1)	(300.4)	(514.5)	(22.1)	(1,254.1)	(1,276.2)
Tax on loss on ordinary activities	9	33.5	31.5	65.0	(23.3)	(0.8)	(24.1)	(28.6)	(77.8)	(106.4)

Loss on ordinary activities after taxation		(94.4)	(103.3)	(197.7)	(237.4)	(301.2)	(538.6)	(50.7)	(1,331.9)	(1,382.6)
Equity dividends — paid and proposed	10			—			—			—

Retained loss	24			(197.7)			(538.6)			(1,382.6)

Loss per share — basic and diluted	11			(11.3p )			(29.2p )			(73.3p )

*	Included within joint ventures’ goodwill amortization of £1,069.9 million for the year is £971.4 million in respect of an impairment of KirchPayTV goodwill (see notes 4 and 14).

     All results relate to continuing operations.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

For the three years ended June 30, 2002

	Notes	2000	2001	2002

		£m	£m	£m
Loss for the financial year*	24	(271.5)	(538.6)	(1,382.6)
Net loss on deemed disposals		—	(20.7)	—
Translation differences on foreign currency net investment		4.1	(2.1)	1.4

Total recognized gains and losses relating to the year		(267.4)	(561.4)	(1,381.2)

*	Included within the loss for the year is a £80.9 million loss (2001: £350.0 million loss; 2000: £109.2 million loss) in respect of the Group’s share of the results of joint ventures.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		June 30,

	Notes	2001	2002

		£m	£m
Fixed assets
Intangible assets	12	789.3	657.4
Tangible assets	13	315.4	343.0
Investments:
Investments in joint ventures: Share of gross assets		270.5	88.7
: Share of gross liabilities		(248.3)	(68.5)
: Joint ventures’ goodwill		1,140.6	—
: Transfer to creditors		0.9	1.6

Total investment in joint ventures	14	1,163.7	21.8
Other fixed asset investments	15	142.2	107.1

Total investments		1,305.9	128.9

		2,410.6	1,129.3

Current assets
Stocks	16	424.1	414.2
Debtors: Amounts falling due within one year	17	493.4	400.9
Debtors: Amounts falling due after more than one year	17	324.6	207.0
Cash at bank and in hand		223.6	50.3

		1,465.7	1,072.4

Creditors: Amounts falling due within one year
— short-term borrowings	19	(2.1)	(1.5)
— other creditors	19	(988.7)	(903.9)

		(990.8)	(905.4)

Net current assets		474.9	167.0

Total assets less current liabilities		2,885.5	1,296.3

Creditors: Amounts falling due after more than one year
— long-term borrowings	20	(1,768.0)	(1,576.9)
— other creditors	20	(13.9)	(16.0)

		(1,781.9)	(1,592.9)

Provisions for liabilities and charges	22	(43.0)	(4.1)

		1,060.6	(300.7)

Capital and reserves — equity
Called-up share capital	23	944.4	946.7
Share premium	24	2,377.6	2,409.8
Shares to be issued	24	256.9	255.8
Merger reserve	24	340.8	266.7
Profit and loss account	24	(2,859.1)	(4,179.7)

Total shareholders’ funds (deficit)	24	1,060.6	(300.7)

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		June 30,

	Notes	2000	2001	2002

		£m	£m	£m
Net cash (outflow) inflow from operating activities	a	(232.5)	38.9	249.7

Returns on investments and servicing of finance
Interest received and similar income		9.8	4.6	8.8
Interest paid and similar charges on external financing		(73.9)	(118.6)	(141.0)
Interest element of finance lease payments		(0.8)	(1.7)	(0.6)

Net cash outflow from returns on investments and servicing of finance		(64.9)	(115.7)	(132.8)
Taxation
Consortium relief (paid) received		(23.6)	(16.2)	22.5

Net cash (outflow) inflow from taxation		(23.6)	(16.2)	22.5
Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(57.9)	(133.3)	(100.8)
Payments to acquire fixed asset investments		(48.0)	(25.5)	—
Receipts from sales of fixed asset investments		5.3	—	0.4
Receipt from sales of intangible assets		—	0.2	0.6
Receipt of government grants		0.6	—	—
Purchase of own shares (ESOP)		—	—	(26.9)

Net cash outflow from capital expenditure and financial investment		(100.0)	(158.6)	(126.7)
Acquisition and disposals
Purchase of subsidiary undertakings		—	(27.3)	—
New cash acquired with subsidiary undertakings		—	11.7	—
Funding to joint ventures		(79.9)	(137.3)	(11.6)
Repayments of funding from joint ventures		1.7	—	4.8
Net payments made in the acquisition of joint ventures		(333.0)	—	—

Net cash outflow from acquisitions and disposals		(411.2)	(152.9)	(6.8)
Net cash (outflow) inflow before management of liquid resources and financing		(832.2)	(404.5)	5.9

Management of liquid resources
(Increase) decrease in short-term deposits	c	(155.0)	85.0	69.5

Financing
Proceeds from issue of ordinary shares		359.8	6.5	14.3
Payments made on the issue of ordinary shares		(7.7)	(3.5)	(1.8)
Capital element of finance lease payments	b	0.1	(2.1)	(1.7)
Net increase (decrease) in total debt	b	697.3	359.7	(190.0)

Net cash inflow (outflow) from financing		1,049.5	360.6	(179.2)
Increase (decrease) in cash	c	62.3	41.1	(103.8)

(Increase) decrease in net debt	c	(480.1)	(401.5)	18.4

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS — (continued)

a)  Reconciliation of operating profit (loss) to operating cash flows

	2000			2001			2002

	Before			Before			Before
	goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and		and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss)	85.3	(105.0)	(19.7)	160.2	(67.4)	92.8	191.5	(136.5)	55.0
Depreciation (see note 13)	48.9	3.1	52.0	64.1	7.0	71.1	81.1	—	81.1
Amortization of goodwill and other intangible fixed assets (see note 12)	—	—	—	—	44.3	44.3	0.1	118.3	118.4
Amortization of government grants	(1.3)	—	(1.3)	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Deferred revenue released	(2.2)	—	(2.2)	(4.2)	—	(4.2)	(0.7)	—	(0.7)
(Increase) decrease in stock	(73.3)	3.9	(69.4)	(43.1)	—	(43.1)	9.9	—	9.9
(Increase) decrease in debtors	(177.7)	6.4	(171.3)	(23.4)	—	(23.4)	77.9	22.3	100.2
Increase (decrease) in creditors	159.3	—	159.3	64.1	—	64.1	(79.7)	—	(79.7)
Provision (utilized) provided, net	—	(179.9)	(179.9)	0.3	(162.9)	(162.6)	(0.3)	(34.1)	(34.4)

Net cash (inflow) outflow from operating activities	39.0	(271.5)	(232.5)	217.9	(179.0)	38.9	279.7	(30.0)	249.7

b)  Analysis of changes in net debt

	As at		As at		As at
	July 1,		July 1,		June 30,
	2000	Cash flow	2001	Cash flow	2002

	£m	£m	£m	£m	£m
Overnight deposits	47.1	44.8	91.9	(53.2)	38.7
Other cash	79.1	(17.4)	61.7	(50.6)	11.1
Bank overdrafts	(13.7)	13.7	—	—	—

	112.5	41.1	153.6	(103.8)	49.8
Short-term deposits	155.0	(85.0)	70.0	(69.5)	0.5

Cash at bank and in hand less bank overdrafts	267.5	(43.9)	223.6	(173.3)	50.3

Debt due after more than one year	(1,404.3)	(354.8)	(1,759.1)	190.0	(1,569.1)
Finance leases	(8.2)	(2.8)	(11.0)	1.7	(9.3)

Total debt	(1,412.5)	(357.6)	(1,770.1)	191.7	(1,578.4)

Total net debt	(1,145.0)	(401.5)	(1,546.5)	18.4	(1,528.1)

c)  Reconciliation of net cash flow to movement in net debt

	2000	2001	2002

	£m	£m	£m
Increase (decrease) in cash and bank overdrafts	62.3	41.1	(103.8)
Increase (decrease) in short-term deposits	155.0	(85.0)	(69.5)
Cash (inflow) outflow resulting from (increase) decrease in debt and lease financing	(697.4)	(357.6)	191.7

(Increase) decrease in net debt	(480.1)	(401.5)	18.4
Net debt at beginning of year	(664.9)	(1,145.0)	(1,546.5)

Net debt at end of year	(1,145.0)	(1,546.5)	(1,528.1)

CONSOLIDATED CASH FLOW STATEMENTS — (continued)

d)  Major non-cash transactions

2002

Impairment of investment in KirchPayTV

      Effective December 31, 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

2001

Acquisition of 67.5% of BiB

      During 2001, the Group acquired a further 67.5% of BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, increasing the Group’s interest to 100%. The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.2 million, payable 18 months after the date of acquisition. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore this deferred consideration is included within Shareholders’ funds as “Shares to be issued”.

Acquisition of 100% of SIG

      In July 2000, the Group acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

Acquisition of 5% of WAP TV

      In May 2001, the Group acquired the remaining 5% minority interest in WAP TV. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

2000

Acquisition of 24% of KirchPayTV.

      In April 2000, the Group acquired 24% of KirchPayTV. Part of the consideration was satisfied by the issue to KirchPayTV of 78,019,778 new BSkyB shares, with a fair value of £1,186.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting policies

Description of business

      British Sky Broadcasting Group plc is the leading provider of pay-television broadcasting services in the UK and Ireland, with 10.2 million paying subscribers. Its operations include the operation and distribution of 11 wholly-owned television channels in digital, as well as DTH retailing of 82 digital channels owned by third parties.

      The principal accounting policies are summarized below. All of these have been applied consistently throughout the year and the two preceding years.

a)   Basis of accounting

      The accounts have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards, which differ in certain significant respects from those applicable in the US (see note 28).

b)  Basis of consolidation

      The Group accounts consolidate the accounts of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting.

      In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning selection of useful economic lives of fixed assets and goodwill, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

      The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to June 30, in each year. In fiscal year 2002 this date was June 30, 2002, this being a 52 week year (2001: July 1, 2001, 52 week year; 2000: July 2, 2000, 53 week year).

c)   Acquisitions

      On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the Group accounts. The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

      On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal.

d)  Goodwill and other intangible assets

      Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalized on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, this goodwill has not been restated on the balance sheet.

      Other intangible assets which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalized, where fair value can be reliably measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Where capitalized goodwill and intangible assets are regarded as having a limited useful economic life, the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Any amortization or impairment write-downs are charged to the profit and loss account.

e)   Interests in joint ventures

      Joint ventures are entities in which the Group holds a long-term interest and shares control under a contractual arrangement. These investments are dealt with by the gross equity method of accounting. Provision is made within creditors where the Group’s share of a joint venture’s losses exceeds the Group’s funding to date.

f)   Investments

      The Company’s shares held by the Employee Share Ownership Plan (“ESOP”) are included in the consolidated balance sheet as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. Provision is made for any permanent diminution in the value of shares held by the ESOP.

      A charge is made in the profit and loss account in relation to the shares held by the ESOP for awards under the Long Term Incentive Plan (“LTIP”) and the Key Contributor Plan (“KCP”), based on an assessment of the probability of the performance criteria under the LTIP and KCP being met. The charge is allocated on a straight-line basis over the performance periods of the LTIP and KCP.

      The Group’s other fixed asset investments are stated at cost, less any provision for permanent diminution in value.

g)  Tangible fixed assets

      Tangible fixed assets are stated at cost net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

      Depreciation is provided to write off the cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Principal annual rates used for this purpose are:

Freehold buildings	4%
Leasehold improvements	Lower of lease period or life of the asset
Equipment, fixtures and fittings:
— Fixtures and fittings	10% – 20%
— Computer equipment	20% – 33 1/3%
— Technical equipment	10% – 20%
— Motor vehicles	25%

h)   Stocks

Television program rights

      Program rights are stated at cost (including, where applicable, estimated escalation payments) less accumulated amortization. Provisions are made for any program rights which are superfluous to Group requirements or which will not be shown for any other reason.

      Contractual obligations for program rights not yet available for transmission are not included in the cost of program rights, but are disclosed as contractual commitments (see note 25). Program payments made in advance of the Group having availability to transmit the related acquired and commissioned programs are treated as prepayments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Acquired and commissioned program rights are recorded in stock at cost when the programs are available for transmission.

      Amortization is provided to write off the cost of acquired and commissioned program rights as follows:

Sports	– 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortization of each contract is based on anticipated sports revenue.
Current affairs	– 100% on first showing.
General entertainment	– Straight line basis on each transmission at the following rates:
– One showing planned – 100%
– Two showings planned – 60%; 40%
– Three showings planned – 50%; 30%; 20%
– Four showings planned – 40%; 30%; 20%; 10%
Movies	– Acquired movies are amortized on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Own movie productions are amortized in line with anticipated revenue over a maximum of five years.

Set-top boxes and related equipment

      Set-top boxes and related equipment include digital set-top boxes, Low Noise Blockers (“LNBs”) and mini-dishes. The stock of set-top boxes and related equipment is valued at the lower of cost and Net Realisable Value (“NRV”) (which reflects the value to the business of the set-top box and the related equipment in the hands of the customer). Any subsidy is expensed on enablement.

Raw materials and consumables

      Raw materials and consumables are valued at the lower of cost and NRV.

i)   Transponder rentals

      Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortized on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally ten years.

j)   Taxation

      Corporation tax payable is provided at current rates on all taxable profits.

k)   Deferred taxation

      Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

      A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

      Deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

l)   Foreign currency

      Trading activities denominated in foreign currencies are recorded in sterling at actual exchange rates as of the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets, liabilities and commitments denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

      The results of the overseas subsidiaries and joint ventures are translated at the average rates of exchange during the period and the balance sheet at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

m)  Derivatives and other financial instruments

      The Group uses a limited number of derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the underlying transactions being hedged. If an instrument ceases to be accounted for as a hedge, for example, by the underlying hedged position being eliminated, the instrument is marked to market and any resulting gain or loss is recognized in the profit and loss account.

      The Group does not hold or issue derivative financial instruments for speculative purposes.

n)   Turnover

      Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognized as follows:

—	Direct-To-Home subscription, wholesale and pay per view revenues are recognized as these services are provided.

—	Advertising sales revenues are recognized when the advertising is broadcast.

—	Interactive turnover includes income from gaming, online advertising, internet, e-commerce, interconnect, text services and Sky Interactive set-top box subsidy recovery. Revenues on transactional sales are recognized when the goods or services are delivered. Gaming revenue represents amounts receivable in respect of bets placed on events which occur in the year.

—	Other revenue principally includes income from installations (net of any discount), service call revenues, warranty revenue, marketing contribution from third party channels and platform access fees. Other revenues are recognized, net of any discount given, when the relevant service has been provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

o)  Pension costs

      The Group provides pensions to eligible employees through the BSkyB pension plan which is a defined contribution plan. The assets of the plan are held independently of the Group.

      The amount charged to the profit and loss account is based on the contributions payable for the year.

p)  Leases

      Assets held under finance leases are treated as tangible fixed assets. Depreciation is provided accordingly and the deemed capital element of future rentals is included within creditors. Deemed interest is charged as interest payable over the period of the lease.

      The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

q)  Government grants

      Government grants relating to tangible fixed assets are reported as deferred income and amortized over the expected useful life of the asset concerned. Other grants are credited to the profit and loss account as the related expenditure is incurred.

2.  Turnover

	2000	2001	2002

	£m	£m	£m
Direct-to-home subscribers	1,189.0	1,536.7	1,929.2
Cable and DTT subscribers	303.0	299.1	279.4
Advertising	242.3	270.5	250.7
Interactive	4.6	93.0	186.0
Other	108.1	106.7	130.8

	1,847.0	2,306.0	2,776.1

      All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions, and arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £23.0 million of turnover (2001: £65.2 million; 2000: nil) which relates to activities conducted from the Group’s premises in the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analysed as shown above.

      All turnover arises from services provided within the United Kingdom, with the exception of £62.4 million (2001: £32.6 million; 2000: £21.7 million) which arises from Eire, where some of our customers are located.

      The Group’s loss before tax and its net assets relate to activities conducted in the United Kingdom, with the exception respectively of £1,143.5 million loss (2001: £292.4 million loss; 2000: £43.8 million loss) and nil assets (2001: £1,142.1 million; 2000: £1,479.9 million of net assets) which relate to activities conducted in Germany, and £0.3 million loss (2001: £1.2 million loss; 2000: nil) and £0.3 million of net assets (2001: £1.5 million of net liabilities; 2000: nil) which relate to activities conducted in the Channel Islands.

      Long-lived assets outside the United Kingdom comprise less than 10% of consolidated long-lived assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3.  Operating expenses, net

	2000			2001			2002

	Before			Before			Before
	goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and		and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	945.6	—	945.6	1,133.8	—	1,133.8	1,439.3	—	1,439.3
Transmission and related functions(i)	105.2	41.0	146.2	128.6	—	128.6	146.6	(4.1)	142.5
Marketing	381.3	58.3	439.6	378.1	—	378.1	416.6	—	416.6
Subscriber management	199.9	5.7	205.6	243.4	—	243.4	291.1	—	291.1
Administration	129.7	—	129.7	186.6	67.4	254.0	203.2	140.6	343.8
Gaming	—	—	—	75.3	—	75.3	87.8	—	87.8

	1,761.7	105.0	1,866.7	2,145.8	67.4	2,213.2	2,584.6	136.5	2,721.1

(i)	The amounts shown are net of £15.3 million (2001: £55.1 million; 2000: £51.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and £23.7 million (2001: £53.9 million; 2000: £61.3 million) in respect of the provision to third party broadcasters of spare transponder capacity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4.  Exceptional items

	2000			2001			2002

	Charge			Charge			Charge
	(credit)			(credit)			(credit)	Taxation
	before	Taxation		before	Taxation		before	(credit)
	taxation	charge	Total	taxation	charge	Total	taxation	charge	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimated cost of reorganization of Sky Interactive (h)	—	—	—	23.1	—	23.1	—	—	—
Provision against remaining unprovided ITV Digital programming debtors (a)	—	—	—	—	—	—	22.3	(6.7)	15.6
Release of analog termination provision (b)	—	—	—	—	—	—	(4.1)	1.2	(2.9)
Estimated cost of termination of analog operations (n)	41.0	(12.3)	28.7	—	—	—	—	—	—
Estimated cost of transitioning analog customers to digital service (o)	58.3	(17.5)	40.8	—	—	—	—	—	—
Estimated cost of Sky In-Home Service Limited reorganization (p)	5.7	(1.7)	4.0	—	—	—	—	—	—

Exceptional operating items	105.0	(31.5)	73.5	23.1	—	23.1	18.2	(5.5)	12.7

Joint venture’s goodwill amortization, net (c)	—	—	—	—	—	—	971.4	—	971.4
Loss (profit) on sale of fixed asset investments (d) (q)	1.4	—	1.4	—	—	—	(2.3)	—	(2.3)
Share of joint venture’s operating exceptional item (i)	—	—	—	16.5	—	16.5	—	—	—
Share of joint venture’s loss on sale of fixed asset investment (j) (r)	14.0	—	14.0	69.5	—	69.5	—	—	—
Amounts written off fixed asset investments (see notes 14 and 15) (g) (k)	—	—	—	38.6	—	38.6	60.0	—	60.0
Provision (release of provision) for loss on disposal of subsidiary (e) (l)	—	—	—	10.0	—	10.0	(10.0)	—	(10.0)
Finance (credit) charge (see note 6) (m) (s)	—	—	—	(2.7)	0.8	(1.9)	—	—	—
Deferred tax asset write down (f)	—	—	—	—	—	—	—	83.3	83.3

	120.4	(31.5)	88.9	155.0	0.8	155.8	1,037.3	77.8	1,115.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2002

Exceptional operating items

a)   ITV Digital

      As of March 27, 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance effective March 31, 2002.

b)  Release of analog termination provision

      On September 27, 2001, the Group terminated its analog operation. From the original exceptional operating provision of £41.0 million, taken at June 30, 2000 (see (n)), £4.1 million of provision has not been utilized and has therefore been released to the profit and loss account as an exceptional credit.

Other exceptional items

c)   Joint ventures’ goodwill amortization, net

      The exceptional item of £971.4 million of joint ventures’ goodwill amortization, net, relates to the impairment charge taken against the carrying value of the Group’s interest in KirchPayTV GmbH & Co KGaA (“KirchPayTV”) of £984.9 million as at December 31, 2001, net of an amount of £13.5 million released from the provision matching the Group’s share of losses for the period from January 1, 2002 to February 8, 2002, at which date the Group ceased to gross equity account for KirchPayTV’s results (see notes 5 and 14).

d)  Profit on sale of fixed asset investments

      During the year, the Group sold its investments in Static 2358 Limited and Gameplay plc realizing a profit on disposal of £2.3 million (see note 15).

e)   Release of provision for loss on disposal of subsidiary

      On October 16, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at June 30, 2001, has been written back, resulting in a non-cash exceptional profit of £10.0 million (see note (l) below). The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Surrey Sports.

f)   Write down of deferred tax asset

      Following the impairment charge made in respect of the Group’s investment in KirchPayTV at December 31, 2001 (see note 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full as at December 31, 2001. Subsequent to this date £12.3 million of this amount has been written back due to the utilization of tax losses. The Directors ultimately expect the remaining £83.3 million to be recovered in full.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

g)  Amounts written off fixed asset investments

      At December 31, 2001, £60.0 million was provided against the Group’s minority investments in football clubs.

2001

Exceptional operating items

h)   Reorganization of Sky Interactive

      In May 2001, the Group announced the consolidation of all of its interactive and online activities within the ‘Sky Interactive’ division. The costs of reorganization within Sky Interactive were estimated at £23.1 million and principally comprised the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount. Of these costs, £7.0 million were included within fixed assets, £4.0 million were included within other creditors and the remainder within provisions.

Other exceptional items

i)   Share of joint venture’s operating exceptional item

      In April 2001, British Interactive Broadcasting Holdings Limited (“BiB”) incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions.

j)   Share of joint venture’s loss on sale of fixed asset investment

      On August 31, 2000, KirchPayTV disposed of their remaining 58 million holding of BSkyB shares. The Group’s share of the loss on disposal was £69.5 million. The loss was calculated as the Group’s share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by the Group) and the net proceeds realized by KirchPayTV of £10.05 per share.

k)   Amounts written off fixed asset investments

      At June 30, 2001, £38.6 million was provided against the Group’s minority investments in new media companies (see note 15).

l)   Provision for loss on disposal of subsidiary

      On July 11, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, reached agreement to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. The agreement was for the Group to contribute its wholly-owned bookmaker, Surrey Sports, to the joint venture and a provision was made in the year to June 30, 2001 for the adjustment to existing goodwill which would have been necessary when Surrey Sports was transferred to the new joint venture. This provision was subsequently reversed when the Group and Ladbrokes agreed not to pursue the proposed joint venture in October 2001 (see note (e) above).

m)  Finance credit

      An exceptional accrual was made in June 1999 in respect of the mark-to-market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility (“RCF”) which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million was released.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2000

Exceptional operating Items

n)   Estimated cost of termination of analog operations

      In May 2000, the Group committed to terminating its current analog service in June 2001, earlier than the previously announced date of December 31, 2002. The costs of the termination were estimated at £41.0 million and principally comprised the cost of early termination of analog transponder leases and other costs to be incurred to terminate the Group’s analog operations. As previously announced, the Group substantially terminated its analog service in June 2001; however, a limited analog service was broadcast until September 2001.

o)  Estimated cost of transitioning analog customers to digital service

      On May 5, 1999, the Group announced a marketing promotion under which it committed to transitioning its existing analog subscribers onto its digital service. The net costs associated with this process were estimated at £450 million, before taking account of tax relief of £135 million. This did not include subsidy costs provided by BiB, 32.5% of whose funding was met by the Group. Following the agreement by the Group to acquire a further 47.5% shareholding in BiB and the consequent agreement for the Group to provide 100% of BiB’s funding, it became appropriate to increase the provision by £58.3 million in June 2000, principally to provide for the costs of subsidizing the set-top boxes for the remaining analog subscribers.

p)  Estimated cost of Sky In-Home Service Limited reorganisation

      In May 2000, the Group announced the reorganisation of the Sky In-Home Service Limited distribution network at a cost of £5.7 million. These costs principally comprised the costs of staff redundancies, termination of building leases and fixed asset write downs.

Other exceptional items

q)  Loss on sale of fixed asset investment

      During the year the Group reduced its holdings in Manchester United PLC and Manchester City PLC so as to bring the holdings below the 10% holding limit stipulated by the rules of the Premier League. These disposals resulted in a total loss of £1.4 million.

r)   Share of joint venture’s loss on sale of fixed asset investment

      On June 7, 2000, KirchPayTV sold 20 million of its holding of BSkyB shares. The Group’s share of the loss on disposal was £14.0 million. The loss was calculated as 24% of the difference between the balance sheet value of the 20 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by BSkyB) and the net proceeds realised by KirchPayTV of £12.30 per share.

s)   Taxation credit

      The exceptional tax credit of £31.5 million is due to the recognition of £105.0 million of previously unrecognised deferred tax asset (see note 9).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5.  Share of operating results of joint ventures

      This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

	2000			2001			2002

	Before			Before			Before
	exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
KirchPayTV (see note 14)	11.0	—	11.0	116.0	—	116.0	70.0	—	70.0
BiB	99.1	—	99.1	118.9	16.5	135.4	—	—	—
Programming joint ventures, net	11.2	—	11.2	4.3	—	4.3	6.7	—	6.7

Total losses	121.3	—	121.3	239.2	16.5	255.7	76.7	—	76.7

KirchPayTV

      The Group ceased accounting for KirchPayTV’s losses using the gross equity method from February 8, 2002, on which date the Group announced that it had written down its investment in KirchPayTV to nil, effective December 31, 2001. The Group considered that, by February 8, 2002, the relationship between the Group and KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date.

      As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the impairment provision made at December 31, 2001, in order to match the Group’s share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

BiB

      The Group recognized 32.5% of the results of BiB up until November 2000. From this date, to May 9, 2001, 100% of BiB’s losses were recognized due to the agreement dated July 17, 2000, under which the Group agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, the Group fully consolidated BiB as a subsidiary.

6.  Interest

a)  Interest receivable and similar income

	2000	2001	2002

	£m	£m	£m
Interest receivable on short-term deposits	7.3	3.8	8.2
Share of joint ventures’ interest receivable	0.9	3.5	2.0
Interest receivable on funding to joint ventures	2.0	10.4	0.3
Other interest receivable and similar income	0.5	0.5	0.6

	10.7	18.2	11.1
Exceptional finance credit (see note 4)	—	2.7	—

	10.7	20.9	11.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

b)  Interest payable and similar charges

	2000	2001	2002

	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by installments:
— £300 million RCF	—	0.8	10.8
— £750 million RCF	11.0	38.5	46.3
— £1,000 million RCF	0.2	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	31.1	31.6	31.6
£100 million of 7.750% Guaranteed Notes repayable in 2009	7.7	7.8	7.8
US$600 million of 6.875% Guaranteed Notes repayable in 2009	27.2	30.1	30.1
US$300 million of 7.300% Guaranteed Notes repayable in 2006	15.8	15.5	15.1
Finance lease interest	0.9	0.9	1.0
Share of joint ventures’ interest payable	8.3	27.8	4.9
Other interest payable and similar charges	0.4	0.3	0.4

	102.6	153.3	148.0

7.  Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging (crediting):

	2000	2001	2002

	£m	£m	£m
— depreciation (see note 13)
— owned assets	51.7	70.8	79.5
— assets held under finance leases	0.3	0.3	1.6
— amortization of intangible assets (see note 12)	—	44.3	118.4
— joint ventures’ goodwill amortization, net (see note 14)	14.4	101.1	1,069.9
— amounts written off fixed asset investments (see notes 14 and 15)	—	38.6	60.0
— profit on disposal of fixed asset investments	—	—	(2.3)
— rentals on operating leases and similar arrangements: land and buildings	6.8	7.2	8.2
— rentals on operating leases and similar arrangements: plant and machinery	111.8	112.2	76.4
— sub-lease rentals received in respect of plant and machinery	(61.3)	(53.9)	(23.7)
— sub-lease rentals received in respect of land and buildings	(1.4)	(1.4)	(1.4)
— staff costs (see note 8)	255.5	260.9	276.9
— Government grants	(1.3)	(0.1)	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Amounts payable to the auditors are analyzed below:

	2000	2001	2002

	£m	£m	£m
Audit services	0.4	0.6	0.7
Taxation advice	0.4	0.6	0.4
Other	1.5	0.4	0.8

Audit and audit related services	2.3	1.6	1.9

Website development	0.6	6.0	0.5
Call centre development	—	4.9	4.8
Other	3.2	1.9	1.0

Non-audit related services	3.8	12.8	6.3

      In addition to the amounts disclosed above, the Group understands that during the year its auditors indirectly received from the Group a further £4.0 million (2001: £2.9 million; 2000: nil), through the performance of sub-contracted services for one of the Group’s call centre consultants.

8.  Staff costs

a)   Employee costs

      Employee costs for permanent and temporary employees, and Executive Directors during the year amounted to:

	2000	2001	2002

	£m	£m	£m
Wages and salaries	219.2	213.2	227.1
Costs of LTIP, KCP and other share related bonus schemes	6.1	14.0	17.2
Social security costs	23.1	25.4	22.0
Other pension costs	7.1	8.3	10.6

	255.5	260.9	276.9

The Group operates a defined contribution pension scheme, contributions to which are charged to the profit and loss account on an accruals basis. The pension charge for the year represents contributions payable by the Group to the scheme and amounted to £10.6 million (2001: £8.3 million; 2000: £7.1 million).

The average monthly number of full time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2000	2001	2002

	Number	Number	Number
Programming	982	1,134	1,131
Transmission and related functions	1,040	1,071	1,274
Marketing	141	173	193
Subscriber management	7,809	6,472	5,432
Administration	758	872	965
Gaming	—	226	88

	10,730	9,948	9,083

Customer management service centers had temporary staff of approximately 1,099 and the Osterley site had approximately 1,500 temporary staff.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Directors’ emoluments

      The emoluments of the Directors for the year are shown below:

	Total	Total						Total
	emoluments	emoluments				Total		emoluments
	including	including				emoluments		including
	pensions	pensions	Salary	Bonus		before		pensions
	2000	2001	and fees	schemes	Benefits	pensions	Pensions	2002

	£	£	£	£	£	£	£	£
Executive
Tony Ball	1,542,555	1,964,383	743,545	1,250,000	27,178	2,020,723	28,620	2,049,343
Martin Stewart	597,029	821,451	333,125	350,000	4,044	687,169	26,348	713,517
Non-Executive
Philip Bowman	30,000	30,750	45,000	—	—	45,000	—	45,000
David Evans(i)	—	—	27,057	—	—	27,057	—	27,057
Dr Dieter Hahn(ii)	—	—	—	—	—	—	—	—
Allan Leighton	17,724	25,500	39,698	—	—	39,698	—	39,698
Lord St. John of Fawsley	25,000	25,500	35,000	—	—	35,000	—	35,000
John Thornton	26,770	28,125	49,522	—	—	49,522	—	49,522
David DeVoe	—	—	—	—	—	—	—	—
Leslie Hinton	—	—	—	—	—	—	—	—
Martin Pompadur	—	—	—	—	—	—	—	—
Rupert Murdoch	—	—	—	—	—	—	—	—
Arthur Siskind	—	—	—	—	—	—	—	—
Former Directors	734,118	120,268	—	—	—		—
Total emoluments	2,973,196	3,015,977	1,272,947	1,600,000	31,222	2,904,169	54,968	2,959,137

(i)	David Evans was appointed a Director of the Company on September 21, 2001.

(ii)	Dieter Hahn resigned as a Director of the Company on February 6, 2002.

Executive bonuses

      The amounts received by the Directors under bonus schemes are shown below:

	Additional	Senior
	Executive	Management
	Bonus	Bonus
	Scheme(i)	Scheme(ii)	Total

	£	£	£
Executive
Tony Ball	—	1,250,000	1,250,000
Martin Stewart	—	350,000	350,000

(i)	Additional Executive Bonus Scheme

Tony Ball has rights over 600,000 notional shares which become exercisable from August 12, 2002 at an option price of £5.35 and may not exceed a price per notional share of £5.83 on exercise.

      During the year to June 30, 2002 no shares (notional or actual) were awarded or exercised under this scheme.

(ii)	Senior Management Bonus Scheme

The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

SHARE OWNERSHIP

LTIP

      Details of outstanding awards receivable under the LTIP are shown below:

	No of shares under award
						Market
	At	Granted	Exercised	At		price at	Date from
	June 30,	during	during	June 30,	Exercise	date of	which		Expiry
	2001	the year	the year	2002	price	exercise	exercisable		date

Name of Director
Tony Ball	600,000	—	600,000	—	£5.83	£9.15	N/A		N/A
	908,000	—	—	908,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	908,000	—	908,000	£8.30	N/A	08.01.03	(ii)	11.21.11
Martin Stewart	250,000	—	250,000	—	£5.02	£9.15	N/A		N/A
	454,000	—	—	454,000	£10.04	N/A	11.03.02	(i)	11.03.10
	—	454,000	—	454,000	£8.30	N/A	08.01.03	(ii)	11.21.11

Notes:

All awards outstanding under the LTIP are in the form of a market value option with a cash bonus equal to the exercise price. All outstanding LTIP awards include options awarded as part of an agreement to meet the employer’s National Insurance obligations.

The balance of awards granted in November 1998 vested in full in November 2001 (600,000 shares — Tony Ball and 250,000 shares — Martin Stewart).

The aggregate amount received by the Directors under the LTIP was £7,777,500 (2001: £8,430,300).

(i)	50% of the award granted in November 2000 will vest subject to meeting performance conditions in November 2002, with the remaining 50% plus any unvested portion from the first round being exercisable from November 2003, subject to similar performance conditions.

(ii)	In 2001 awards were granted over performance periods ending in July 2003 and July 2004. Accordingly 50% of the award will vest subject to meeting performance conditions in July 2003, with the remaining 50% plus any unvested portion from the first round being exercisable from July 2004, subject to performance conditions.

Executive share options

      Details of all outstanding options held under the Executive and Sharesave Schemes are shown below:

	Number of options
						Market
	At	Granted	Exercised	At		price at	Date from
	June 30,	during	during	June 30,	Exercise	date of	which	Expiry
	2001	the year	the year	2002	price	exercise	exercisable	date

Name of Director
Tony Ball	5,145	—	—	5,145	£5.83	N/A	08.12.02	08.12.09
	594,855	—	—	594,855	£5.83	N/A	08.12.02	08.12.06
	—	600,000	—	600,000	£7.35	N/A	06.05.05	06.05.12
Martin Stewart	2,096 (i)	—	—	2,096	£4.62	N/A	01.01.03	06.30.03

Note:

(i)	Options granted under the Group’s Sharesave Scheme.

      The aggregate gain made by Directors on the exercise of share options was nil (2001: nil).

      During the year ended June 30, 2002, the share price traded within the range of £5.44 to £9.36 per share. The middle-market closing price on the last working day of the financial year was £6.29.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      On August 2, 2002, awards were made under the Long Term Incentive Plan and the Equity Bonus Plan to Tony Ball over 558,220 shares and Martin Stewart over 279,110 shares at a price of £5.55 per share. Up to 50% of these awards will vest from July 2004 and the balance from July 2005, provided that certain performance criteria are satisfied.

      Furthermore additional awards under the Long Term Incentive Plan were made on August 13, 2002, to Tony Ball over 22,932 shares and to Martin Stewart over 11,466 shares at £5.60 per share. These awards were supplemented to the awards made on August 2, 2002 and are made solely to take account of the employers National Insurance contributions that have been passed on to the participants. The same vesting criteria will be applied to these awards as those granted on August 2, 2002.

9.  Taxation

a)  Analysis of charge in year

	2000	2001	2002

	£m	£m	£m
Tax charge (credit) on profit before exceptional items:
Consortium relief payable	25.7	—	—
Adjustments in respect of prior years — consortium relief	16.6	—	—
Adjustments in respect of prior years — share of joint ventures’ tax credit	(6.2)	—	—
Adjustments in respect of prior years — deferred tax	(16.4)	—	—
Share of joint ventures’ tax (credit) charge	(27.3)	—	1.3
Deferred tax	(25.9)	23.3	27.3

	(33.5)	23.3	28.6
Exceptional tax (credit) charge
Deferred tax (credit) charge on exceptional items (see note 4)	(31.5)	0.8	(5.5)
Exceptional deferred tax charge (see note 4)(i)	—	—	83.3

	(31.5)	0.8	77.8

	(65.0)	24.1	106.4

(i)	An exceptional deferred tax charge of £95.6 million was made at December 31, 2001, against which £12.3 million has been written back at June 30, 2002 as a result of the utilization of tax losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

b)  Factors affecting the current tax charge for the year

      The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2000	2001	2002

	£m	£m	£m
Loss on ordinary activities before tax	(262.7)	(514.5)	(1,276.2)
Less: Share of joint ventures’ loss before tax	142.7	350.0	79.6

Group loss on ordinary activities before tax	(120.0)	(164.5)	(1,196.6)

Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001 and 2000: 30%)	(36.0)	(49.4)	(359.0)
Effects of:
Write-down of KirchPayTV not deductible for tax purposes	—	—	291.4
Other expenses not deductible for tax purposes (primarily goodwill amortization)	6.7	63.9	77.8
Other timing differences	9.7	(2.9)	19.2
Creation (utilization) of tax losses	46.7	(11.3)	(30.6)
Consortium relief	(1.4)	(0.3)	1.2
Adjustment in respect of prior year	16.6	—	—

Current tax charge for the year	42.3	—	—

c)  Factors that may affect future tax charges

      A deferred tax asset of £167.6 million (2001: £102.4 million; 2000: £16.1 million), arising principally from losses in the Group, has not been recognized. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. For similar reasons, estimated deferred tax assets of £63.7 million (2001: £47.7 million; 2000: nil) have not been recognized in respect of losses in the Group’s German holding companies of KirchPayTV and nil (2001: £52.0 million; 2000: nil) have not been recognized in respect of the Group’s share of losses of KirchPayTV.

10. Dividends

      The Directors do not propose an interim or final dividend for the financial year (2001: nil; 2000: nil). At June 30, 2002, the Company had negative reserves of £1,176.0 million. The Company is currently not in a position to pay a dividend.

      The ESOP has waived its rights to dividends.

11. Loss per share

	2000								2001

	Before						After		Before						After
	goodwill						goodwill		goodwill						goodwill
	and						and		and						and
	exceptional				Exceptional		exceptional		exceptional				Exceptional		exceptional
	items		Goodwill		items		items		items		Goodwill		items		items

Loss on ordinary activities after taxation	£94.4	m	£14.4	m	£88.9	m	£197.7	m	£237.4	m	£145.4	m	£155.8	m	£538.6	m
Loss per share — basic and diluted	5.4	p	0.8	p	5.1	p	11.3	p	12.9	p	7.9	p	8.4	p	29.2	p

[Additional columns below]

[Continued from above table, first column(s) repeated]

2002

	Before						After
	goodwill						goodwill
	and						and
	exceptional				Exceptional		exceptional
	items		Goodwill		items		items

Loss on ordinary activities after taxation	£50.7	m	£216.8	m	£1,115.1	m	£1,382.6	m
Loss per share — basic and diluted	2.7	p	11.5	p	59.1	p	73.3	p

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Basic and diluted loss per share represents the loss attributable to the equity shareholders in each year divided by the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069).

      Loss per share is shown calculated by reference to losses both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

      The number of anti-dilutive shares at June 30, 2002 was approximately 83,438,705 shares (2001: 70,237,843 shares; 2000: 19,924,492 shares) which comprised share options of 42,845,578 (2001: 32,712,169 shares; 2000: 19,924,492 shares) and deferred consideration of approximately 40,593,127 shares (2001: 37,558,480 shares; 2000: nil shares), of which approximately 40,254,372 is payable at the option of BSkyB in ordinary shares or loan notes (our Board has determined that there is no genuine commercial possibility that loan notes will be issued), based on the year end market price of £6.29 per share and 338,755 is payable in ordinary shares. This deferred consideration is included within Shareholders’ funds as “Shares to be issued”.

12. Intangible fixed assets

      The movement in the year was as follows:

		Other
		intangible
		fixed
	Goodwill	assets	Total

	£m	£m	£m
Cost
At June 30, 2000	—	—	—
Subsidiaries acquired	—	0.8	0.8
Additions	842.6	0.4	843.0
Disposals	—	(0.2)	(0.2)

At June 30, 2001	842.6	1.0	843.6
Fair value adjustments to BiB provisional goodwill	(22.9)	—	(22.9)
Disposals	—	(0.6)	(0.6)

At June 30, 2002	819.7	0.4	820.1

Amortization
At June 30, 2000	—	—	—
Charge	44.2	0.1	44.3
Provision for loss on disposal of subsidiary (see note 4)	10.0	—	10.0

At June 30, 2001	54.2	0.1	54.3
Charge	118.3	0.1	118.4
Release of provision for loss on disposal of subsidiary (see note 4)	(10.0)	—	(10.0)

At June 30, 2002	162.5	0.2	162.7

Net book value
At June 30, 2000	—	—	—

At June 30, 2001	788.4	0.9	789.3

At June 30, 2002	657.2	0.2	657.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Goodwill

      Goodwill of £272.4 million arising on the acquisition of Sports Internet Group plc (“SIG”) is being amortized over a period of seven years on a straight-line basis. Goodwill of £542.0 million (after fair value adjustments) arising on the acquisition of BiB is being amortized over a period of seven years on a straight-line basis. Goodwill of £5.2 million arising on the acquisition of WAP TV Limited (“WAP TV”) is being amortized over a period of seven years on a straight-line basis.

a)   Adjustments to BiB’s provisional fair values are shown below:

	Provisional
	fair value to			Final fair
	Group of	Fair value		value to
	100% of BiB	adjustments		Group
	2001	2002		2002

	£m			£m
		£m
Tangible fixed assets	26.7	—		26.7
Other non-current assets	3.2	1.2		4.4
Current assets	102.7	19.9	(i)	122.6
Current liabilities	(120.5)	—		(120.5)
Other non-current liabilities	(156.0)	—		(156.0)
Net (liabilities) assets	(143.9)	21.1		(122.8)

Purchase consideration(iii)	421.0	(1.8	)(ii)	419.2

Goodwill arising on the acquisition of BiB	564.9	(22.9)		542.0

(i)	Consortium relief received of £22.5m, net of a pre-existing consortium relief receivable of £2.6m.

(ii)	Stamp duty on the issue of the shares as consideration for the acquisition of BiB.

(iii)	Purchase consideration excludes contingent consideration (see note 25(d)).

      In accordance with FRS 11, impairment reviews at the end of the first full financial year after acquisition were performed on the carrying values of BiB and SIG goodwill balances as at June 30, 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews have been based reflect significant projected increases in gaming and other interactive revenues over the next five years.

Other intangible fixed assets

      Other intangible fixed assets comprised domain names and betting shop licenses which were being amortized over a period of seven years on a straight-line basis. During fiscal 2002 the Group disposed of the betting shop licences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

13. Tangible fixed assets

      The movement in the year was as follows:

	Freehold		Equipment,	Assets in
	land and	Short leasehold	fixtures	course of
	buildings	improvements	and fittings	construction	Total

	£m	£m	£m	£m	£m
Cost
At June 30, 2000	26.9	75.6	335.3	—	437.8
Subsidiaries acquired	1.7	0.1	28.7	—	30.5
Additions	1.3	4.9	119.8	7.0	133.0
Disposals	—	(0.1)	(2.3)	—	(2.4)

At June 30, 2001	29.9	80.5	481.5	7.0	598.9
Additions	8.0	3.0	75.8	27.9	114.7
Disposals	—	(0.2)	(7.9)	—	(8.1)
Transfers	—	—	5.0	(5.0)	—

At June 30, 2002	37.9	83.3	554.4	29.9	705.5

Depreciation
At June 30, 2000	4.0	36.1	172.8	—	212.9
Charge	1.0	3.7	66.4	—	71.1
Disposals	—	(0.1)	(0.4)	—	(0.5)

At June 30, 2001	5.0	39.7	238.8	—	283.5
Charge	1.0	3.7	76.4	—	81.1
Transferred from provisions	—	—	4.5	—	4.5
Disposals	—	(0.1)	(6.5)	—	(6.6)

At June 30, 2002	6.0	43.3	313.2	—	362.5

Net book value
At June 30, 2000	22.9	39.5	162.5	—	224.9

At June 30, 2001	24.9	40.8	242.7	7.0	315.4

At June 30, 2002	31.9	40.0	241.2	29.9	343.0

      Included in freehold land and buildings are assets held under finance leases with a net book value of £6.7 million (2001: £7.0 million). The cost of these assets was £8.6 million (2001: £8.6 million) and the accumulated depreciation was £1.9 million (2001: £1.6 million). Depreciation charged during the year on such assets was £0.3 million (2001: £0.3 million; 2000: £0.3 million).

      Included in equipment, fixtures and fittings are assets held under finance leases with a net book value of £3.6 million (2001: £3.9 million). The cost of these assets was £4.9 million (2001: £3.9 million) and the accumulated depreciation was £1.3 million (2001: nil). Depreciation of £1.3 million (2001 and 2000: nil) was charged during the year on these assets.

      Depreciation was not charged on £9.4 million of land (2001: £6.1 million; 2000: £5.0 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14. Investments in joint ventures

      The following are included in the net book value of investments in joint ventures:

	2001	2002

	£m	£m
Joint ventures:
— KirchPayTV	1,142.1	—
— Programming joint ventures	21.6	21.8

Total investments in joint ventures	1,163.7	21.8

      The movement in the year was as follows:

	2001	2002

	£m	£m

Cost and funding
Beginning of year	345.9	217.9
Loans advanced to joint ventures, net	138.3	11.6
Loans repaid by joint ventures	(1.0)	(4.8)
Release of deferred consideration	(3.6)	—
Disposal of BiB as a joint venture — equity and debentures	(129.8)	—
Disposal of BiB as a joint venture — other loans	(131.9)	—

End of year	217.9	224.7

Transfer to creditors	0.9	1.6

Movement in share of underlying net assets
Beginning of year	(192.1)	(195.7)
Share of operating results of joint ventures (see note 5)	(255.7)	(76.7)
Share of joint venture’s exceptional loss on sale of fixed asset investment (see note 4)	(69.5)	—
Share of joint ventures’ interest receivable (see note 6)	3.5	2.0
Share of joint ventures’ interest payable (see note 6)	(27.8)	(4.9)
Share of joint ventures’ tax charges (see note 9)	—	(1.3)
Share of joint ventures’ amounts written off fixed asset investments	(0.5)	—
Disposal of BiB as a joint venture — cumulative losses	282.1	—
Group transition provision utilized	(23.2)	—
Deemed disposals	89.6	—
Exchange adjustments	(2.1)	1.4
Transfer of KirchPayTV to other fixed asset investments	—	70.7

End of year	(195.7)	(204.5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	2001	2002

	£m	£m

Goodwill
Beginning of year	1,358.0	1,140.6
Amortization	(101.1)	(98.5)
Amounts provided, net (see note 4)	—	(971.4)
Deemed disposals	(110.3)	—
Acquisition costs adjusted	(6.0)	—
Transfer of KirchPayTV to other fixed asset investments	—	(70.7)

End of year	1,140.6	—

Net book value
Beginning of year	1,512.3	1,163.7

End of year	1,163.7	21.8

      The investment in joint ventures excludes cumulative losses of £1.6 million (2001: £0.9 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

KirchPayTV

      As at December 31, 2001, the Directors believed that the Group’s investment in KirchPayTV was impaired. The ongoing losses experienced by KirchPayTV, the Group’s concerns over the adequacy of funding in place to support KirchPayTV’s business plan and the Group’s evaluation of limited information it had received from KirchPayTV regarding the expected financial effects of certain strategic, operational and management decisions made by KirchPayTV, did not provide the Group with sufficient confidence that the value of KirchPayTV was able to support the carrying value of the Group’s investment in KirchPayTV.

      As the Group had the right to exercise a put option in respect of its stake in KirchPayTV, it considered whether the put option could be used to support the carrying value of the Group’s investment in KirchPayTV as at December 31, 2001. The put option was exercisable from October 1, 2002, or earlier in certain circumstances, if no initial public offering of KirchPayTV has occurred before then. On exercise, Taurus Holding (formerly known as Kirch Holding), KirchPayTV’s largest shareholder, would be required to pay EUR 1.3 billion in cash, an amount equal to the cost of acquisition at the time the Group entered into the investment agreement, plus compound interest at 12%.

      As at December 31, 2001, the Group was not able to obtain any evidence to its satisfaction that the resources of Taurus Holding would be sufficient to satisfy the put option if exercised. Due to the lack of sufficient information from any source over the realisability of contractual payments specified by the put option, the Directors were unable to determine the amount, if any, likely to be received in the event of exercising the put option.

      Given the uncertainties described above, as at December 31, 2001, the Directors considered the most appropriate accounting treatment was to write down the carrying value of its investment in KirchPayTV to nil resulting in an exceptional charge to joint ventures’ goodwill amortization of £984.9 million.

      By February 8, 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore, the Group believed that from February 8, 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date. On February 8, 2002, the Group’s investment in KirchPayTV was transferred to fixed asset investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      As the Group has no intention of providing any future funding to KirchPayTV, and the Group, on a consolidated basis, continues to have no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching the Group’s share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

      On May 8, 2002, KirchPayTV filed for insolvency. KirchPayTV management had informed the Group that Taurus Holding, was unable to continue to make funding support available to KirchPayTV and none of the other existing shareholders, banks or new investors were willing to provide funding to KirchPayTV to avoid an insolvency filing.

      On May 13, 2002, the Group exercised its put option to transfer the Group’s 22% equity interest in KirchPayTV to Taurus Holding. Taurus Holding rejected the exercise of the put as it did not consider that the conditions for exercising the put had occurred. However, based on the information available to the Group, the Group continues to believe the put option was exercisable at that time. On June 12, 2002 Taurus Holding filed for insolvency. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding and will continue to take such action, from time to time, as it considers appropriate in order to seek to realise value from the put option, recognising that Taurus Holding may oppose such action in the future. The Group continues to believe that, unless the liquidity issues of Taurus Holding are adequately resolved, it is unlikely to receive a significant amount, if any amount, in respect of the put option.

      The following information is given in respect of the Group’s share of all joint ventures:

	2000	2001(i)	2002(ii)

	£m	£m	£m
Turnover	87.7	224.1	139.2
Fixed assets	381.7	139.7	3.6
Current assets	285.5	130.8	85.1
Liabilities due within one year	(439.6)	(124.2)	(66.0)
Liabilities due after more than one year	(73.8)	(124.1)	(2.5)

(i)	This includes the Group’s share of BiB’s turnover up until BiB was consolidated as a subsidiary from May 9, 2001.

(ii)	This includes the Group’s 22% share of KirchPayTV’s turnover up until it ceased to be treated as a joint venture on February 8, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Group’s share	Group’s share	Group’s share
	of KirchPayTV	of KirchPayTV	of KirchPayTV
	(as adjusted)	(as adjusted)	(as adjusted)
	Period to	Year to	April 1, 2001 to
	31 March 2000	31 March 2001	November 8, 2001

	£m	£m	£m
Turnover	20.8	117.4	66.5

Operating loss	(11.0)	(116.0)	(70.0)
Loss on sale of fixed asset investment (see note 4)	(14.0)	(69.5)	—
Net interest payable	(4.4)	(9.7)	(3.6)

Loss before taxation	(29.4)	(195.2)	(73.6)
Taxation	(0.3)	—	—

Loss after taxation	(29.7)	(195.2)	(73.6)

Fixed assets	362.5	135.5	—

Current assets	189.6	67.9	—

Liabilities due within one year	(362.9)	(110.8)	—

Liabilities due after more than one year	(63.4)	(91.1)	—

      As KirchPayTV ceased to be treated as a joint venture from February 8, 2002, no joint venture balance sheet disclosure has been provided for 2002.

      In the absence to date of KirchPayTV results for the period from July 1, 2001 to February 8, 2002, the results for a similar period, the period from April 1, 2001 to November 8, 2001, have been used. In June 2001, due to the absence of results for KirchPayTV for the year from July 1, 2000 to June 30, 2001, the results for a similar period, the year to March 31, 2001, were used. The 2000 results were adjusted to include the loss from the sale by KirchPayTV, on June 7, 2000, of 20 million of its holding of BSkyB shares. Consequently this loss has been excluded from the 2001 results.

      The results for the two-week period ended January 15, 2000 and the two-week period ended April 15, 2000, are not materially different from any two-week period within the results for the period to March 31, 2000, before adjustments.

15. Other fixed asset investments

Principal Group investments

      The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Subsidiaries: Direct holdings
British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	The transmission of the Group’s English language satellite television broadcasting services
Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Sports Internet Group Limited (formerly Skysports.com Limited and Sports Internet Group Plc)	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	Providing sports content, statistics, gaming and e-commerce services
British Interactive Broadcasting Holdings Limited(i)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services
Subsidiaries: Indirect holdings
Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	Providing ancillary functions supporting the satellite television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,176,000 Ordinary Shares of £1 each and 400,000 Deferred Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures plc	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments
Joint ventures
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television services
The History Channel (UK)	England and Wales	50,000 A shares of £1 each (50%)	The transmission of history and biography television services
Paramount UK(ii)	England and Wales	Partnership interest (25%)	The transmission of a general entertainment comedy channel
Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24- hour news channel
Granada Sky Broadcasting Limited (iii)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels
MUTV	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of Manchester United football channel

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

National Geographic Channel(iv)	England and Wales	Partnership interest (50%)	The transmission of a natural history channel
Music Choice Europe plc (formerly Music Choice Europe Limited)	England and Wales	44,001,120 A Shares of £1 each (35.95%)	The transmission of audio music channels
Attheraces plc	England and Wales	1,000 Ordinary Shares of £1 each (33.33%)	The transmission of a horse racing service and related on-line activities.

Notes

(i)	80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.

(ii)	The registered address of Paramount UK is 15-18 Rathbone Place, London W1P 1DF.

(iii)	The economic interest held in Granada Sky Broadcasting Limited is 49.5%.

(iv)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

Other fixed asset investments

      The following are included in the net book value of other fixed asset investments:

	2001	2002

	£m	£m
Investment in own shares(a)	19.1	42.2
Other investments(b)	123.1	64.9

	142.2	107.1

(a)  Investment in own shares

      The movements in the years were as follows:

	2001		2002

	Number of		Number of
	Ordinary Shares	£m	Ordinary Shares	£m

At beginning of year	4,842,687	27.5	3,354,512	19.1
Share options exercised during the year	(1,488,175)	(8.4)	(654,875)	(3.8)
Shares purchased during the year	—	—	3,900,000	26.9

At end of year	3,354,512	19.1	6,599,637	42.2

      During the year, the Trustees of the Group’s ESOP as authorised by the Board, purchased 3.9 million of the Company’s Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilized, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under the Group’s LTIP and KCP.

      As at June 30, 2002, the ESOP held 6.6 million Ordinary Shares in the Company (2001: 3.35 million) at an average value of £6.39 per share (2001: £5.68 per share). The 0.7 million Ordinary Shares utilized during the year relate to the grants of shares under the KCP (in fiscal 2001 the 1.5 million Ordinary Shares utilized during the year relate to the exercise of options under the LTIP and the grant of shares under the KCP).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The cost to the Group of the LTIP and KCP shares hedged by the ESOP is accrued over the relevant vesting periods of these schemes. An amount of £19.3 million is included within accruals (2001: £9.8 million).

      The market value of shares held by the ESOP as at June 30, 2002 was £41.5 million (2001: £22.9 million), and the nominal value was £3.3 million (2001: £1.7 million).

(b) Other investments

	2001	2002

	£m	£m
Cost
Beginning of year	120.8	161.2
Additions	40.4	3.2
Previously classified as a joint venture	—	971.4
Disposals	—	(15.9)

End of year	161.2	1,119.9

Provision
Beginning of year	—	38.1
Previously classified as a joint venture	—	971.4
Disposals	—	(14.5)
Provided during the year	38.1	60.0

End of year	38.1	1,055.0

Net book value
Beginning of year	120.8	123.1

End of year	123.1	64.9

2002

      On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited for total consideration of £3.7 million comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million. The investment in Open TV shares is included as an addition to other investments in the period.

      At December 31, 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

      On February 26, 2002, the Group sold its listed investment in Gameplay plc for total consideration of £0.03 million, realizing a profit on disposal of £0.03 million. The Group’s investment in Gameplay plc was held at cost of £12.3 million less provision of £12.3 million. These amounts were written back upon disposal of the Group’s investment in Gameplay plc.

      On June 7, 2002, the Group disposed of its listed investment in Toyzone plc following the liquidation of this entity. The Group’s investment in Toyzone plc was held at cost of £2.2 million less provision of £2.2 million. These amounts were written-back upon disposal of the Group’s investment in Toyzone plc.

      The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. The investment is now treated as a fixed asset investment and was transferred from “Investments in joint ventures” to “Other investments” on February 8, 2002 at a net book value of nil. Further details on the Group’s investment in KirchPayTV are given in note 14.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2001

      On March 3, 2000, the Group entered into arrangements with Chelsea Village Plc (“Chelsea Village”) to subscribe for ordinary and preference shares in Chelsea Village and to become its exclusive media agent, for total consideration of £40.0 million. Of the £40.0 million consideration, £15.0 million was paid during the prior year and the remaining £25.0 million was paid on completion on July 14, 2000. Shares acquired in Chelsea Village represent 9.9% of its enlarged share capital.

      At December 31, 2000, £24.5 million was provided against minority investments in new media companies. An additional £15.5 million was provided against these investments at March 31, 2001. This brought the carrying value of the Group’s investment in new media companies to nil. At June 30, 2001, the provision was reduced by £1.4 million to reflect the post year end disposal of the Group’s investment in Static 2358 Limited (see note 4).

      Further analysis of listed investments is shown below:

	2001	2002

	£m	£m
Listed investments included above(i)	106.2	49.4
Aggregate market value at end of year	51.9	40.1

(i)	Including investments traded on OFEX.

      No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

16. Stocks

	2001	2002

	£m	£m
Television program rights	364.6	367.3
Set-top boxes and related equipment	55.4	42.2
Raw materials and consumables	4.1	4.7

	424.1	414.2

      At least 77% (2001: 71%) of the existing television program rights at June 30, 2002 will be amortized within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

17. Debtors

	2001	2002

	£m	£m
Debtors: Amounts falling due within one year
Trade debtors	231.7	177.5
Amounts owed by joint ventures (see note 27)	11.2	15.2
Amounts owed by other related parties (see note 27)	1.9	1.0
Other debtors	29.0	8.5
Prepaid program rights	51.4	80.5
Prepaid transponder rentals	25.1	15.5
Advanced corporation tax	—	18.2
Deferred tax assets (see note 18)	68.9	13.9
Prepaid media rights	3.0	3.7
Other prepayments and accrued income	71.2	66.9

	493.4	400.9

Debtors: Amounts falling due after more than one year
Prepaid program rights	78.2	38.6
Prepaid transponder rentals	61.8	55.6
Advance corporation tax	85.3	67.1
Deferred tax (see note 18)	75.0	24.9
Prepaid media rights	11.9	12.8
Other prepayments and accrued income	12.4	8.0

	324.6	207.0

      Trade debtors are shown net of certain provisions. The movement in these provisions is as follows:

Provisions

£m
As at July 1, 2000	(31.9)

Utilized during fiscal 2001	3.9
Provided during fiscal 2001	(19.1)

As at July 1, 2001	(47.1)
Utilized during fiscal 2002	1.5
Provided during fiscal 2002	(15.8)

As at June 30, 2002	(61.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18. Deferred tax asset

	2001	2002

	£m	£m
Included within debtors due within one year:
— tax losses carried forward	68.9	11.7
— accelerated capital allowances	—	2.2

	68.9	13.9

Included within debtors due after more than one year:
— accelerated capital allowances	6.3	24.9
— tax losses carried forward	63.2	—
— other	5.5	—

	75.0	24.9

	143.9	38.8

Deferred tax asset
Beginning of year	168.0	143.9
Charge in the profit and loss account during the year (see note 9)	(24.1)	(105.1)

End of year	143.9	38.8

      The deferred tax asset of £38.8 million recognized at June 30, 2002 (June 30, 2001: £143.9 million) arose principally as a result of losses and certain exceptional items booked in 1999 and 2000 which were associated with the launch of digital television and the termination of analog operations.

      Following the impairment charge made in respect of the Group’s investment in KirchPayTV (see note 14), there is insufficient evidence to support the recognition of part of the deferred tax asset previously recognized. During the year £83.3 million was written off the asset as an exceptional item, although the Directors ultimately expect this amount to be recovered in full (see note 4 (f)).

      Given recent and forecast trading, the Directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recognize the remaining deferred tax asset.

19. Creditors: Amounts falling due within one year

	2001	2002

	£m	£m
Short-term borrowings
Obligations under finance leases	2.1	1.5

	2.1	1.5

Other
Trade creditors	457.4	311.1
Amounts due to related parties (see note 27)	18.3	20.4
UK corporation tax	4.7	4.7
VAT	62.3	86.2
Social security and PAYE	6.2	7.0
Other creditors	8.4	42.0
Accruals and deferred income	431.3	432.5
Government grants	0.1	—

	988.7	903.9

	990.8	905.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Included within trade creditors are £243.6 million (2001: £291.9 million) of US dollar-denominated programme creditors. At least 90% (2001: 90%) of these were covered by forward rate currency contracts (see note 25).

20. Creditors: Amounts falling due after more than one year

	2001	2002

	£m	£m
Long-term borrowings
£750 million RCF(a)	690.0	500.0
£300 million RCF(a)	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009(b)	412.5	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009 (b)	100.0	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009(b)	367.2	367.2
US$300 million of 7.300% Guaranteed Notes repayable in 2006(b)	189.2	189.2
Obligations under finance leases	8.9	7.8
Other borrowings	0.2	0.2

	1,768.0	1,576.9

Other
Accruals and deferred income	13.1	15.2
Government grants	0.8	0.8

	13.9	16.0

	1,781.9	1,592.9

(a)  RCFs

      The £750 million RCF is repayable in full on June 29, 2004 and bears interest at rates between 0.50% and 1.40% per annum above LIBOR, depending on the Group’s credit rating. £500.0 million was drawn on this facility at June 30, 2002. The £300 million facility is repayable in full on June 29, 2004 and bears interest at rates between 0.50% and 1.75% per annum above LIBOR, depending on the Group’s credit rating. There were no drawings on this facility at June 30, 2002.

      For a core £300 million of borrowings under the £750 million RCF, the Group’s exposure to LIBOR has been removed via an interest rate swap transaction, which fixes the rate at 6.415% (excluding the margin described above). This arrangement expires in January 2003.

      Both the credit facilities contain a change of control provision, the effect of which is that the facility may become due and payable in the event that (except for News Corporation and Vivendi Universal SA (which acquired Pathé, a founding shareholder of the Company) or any member of their respective groups) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation) becomes a holder of more than 30% in aggregate of the voting rights of the Company. The key financial covenants tested within the credit facilities are the ratio of our annualized earnings before interest, taxes, depreciation and amortization (“EBITDA”) to our net interest payable, and the ratio of our senior debt to our annualized EBITDA. Each of these are tested at the end of our six monthly accounting periods; the ratio of senior debt to annualised EBITDA is also tested on draw down or rollover of drawn amounts. We must currently maintain our ratios as follows:

—	annualized EBITDA to net interest payable must be at least 3:1; and

—	senior debt to annualized EBITDA must be no more than 4:1.

      The covenants provided for the exclusion from the financial ratio calculations of specified subscriber acquisition costs until June 2002. In April 2002 we secured an amendment to the RCFs allowing us to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

continue to exclude from the financial ratio calculations the specified subscriber acquisition costs up to an agreed maximum until the maturity of the RCFs in June 2004.

      The covenants provide for the exclusion from the ratio calculations of specified hardware-related subscriber acquisition costs. EBITDA is calculated as operating profit before depreciation and amortization of goodwill and intangible assets.

(b) Guaranteed Notes

      In July 1999, the Group issued in the US public debt market US$650 million and £100 million 10-year global Regulation S/144A bonds, which are SEC registered. The US$650 million Notes carry a coupon of 8.200% payable semi-annually and are repayable on July 15, 2009. The dollar proceeds were swapped into sterling at a fixed rate of 7.653% payable semi-annually. The £100 million Notes carry a fixed coupon of 7.750% payable annually and are repayable on July 9, 2009.

      In February 1999, the Group issued, in the US public debt market, US$600 million of 6.875% Guaranteed Notes repayable on February 23, 2009. The proceeds were swapped into sterling at a fixed rate of 8.200% payable semi-annually.

      In October 1996, the Group issued, in the US public debt market, US$300 million of 7.300% Guaranteed Notes repayable on October 15, 2006. The proceeds were swapped into sterling, half of which carries a fixed rate of interest of 8.384% payable semi-annually for the full 10 years, and the remainder of which was fixed at 7.940% per annum for five years until April 15, 2002, thereafter floating at 0.62% above the six month LIBOR rate. A further swap transaction was entered into on January 16, 2002 to fix this remaining exposure from April 15, 2002, for the remainder of the life of the bond, at a rate of 6.130% payable semi-annually.

      Long-term borrowings falling due after more than one year (apart from obligations under finance leases) matures as follows:

	Year ending June 30,

	2004	2007	2009	2010

£750 million and £300 million RCFs	500.0	—	—	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	—	—	—	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009	—	—	—	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009	—	—	367.2	—
US$300 million of 7.300% Guaranteed Notes repayable in 2006	—	189.2	—	—
Other borrowings	—	—	—	0.2

	500.0	189.2	367.2	512.7

      Obligations falling due after more than one year under finance leases are payable as follows:

2002

£m
Amounts repayable in the year ended June 30:
2004	0.4
2005	0.2
2006	0.3
2007	0.3
After five years	6.6

7.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2001

£m
Amounts repayable in the year ended June 30:
2003	1.2
2004	0.2
2005	0.3
2006	0.3
After five years	6.9

8.9

      Obligations under finance leases represent amounts drawn down in connection with the Customer Management Centre in Dunfermline and various IT assets. Repayments of £0.8 million (2001: £0.8 million) were made against the Customer Management Centre lease and repayments of £2.4 million (2001: £1.0 million) were made against the IT asset leases. A proportion of these payments has been allocated to the capital amount outstanding. The Customer Management Centre leases and the IT assets leases bear interest at rates of 8.5% and 0% respectively.

21. Derivatives and other financial instruments

Treasury policy and risk management

      The Group’s treasury function is responsible for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

      Regular and frequent reporting to management is required for all transactions and exposures and the internal control environment is subject to periodic review by the Group’s Internal Audit and Risk Management function. The amount of cash placed with any one institution is restricted to ensure counterparty risks are minimized.

      The Group’s principal market risks are changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. Interest rate swaps are used to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management

      The Group has financial exposures to both sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed and variable rates of interest and by using interest rate swaps to manage exposure to interest rate fluctuations. The principal method of hedging interest rate risk is to enter into cross-currency swap arrangements, the effects of which are to fix the Group’s sterling interest costs at certain rates. The majority of these arrangements relate to the Group’s dollar denominated debt and provide for the exchange, at specified intervals, of fixed-rate amounts of dollars in return for fixed-rate amounts of sterling. All of the Group’s debt exposure is denominated in sterling after cross-currency swaps are taken into account; however, at June 30, 2002, the split of aggregate net borrowings in its core currencies was US dollar 62% and sterling 38%. The Group also enters into sterling interest rate swap arrangements that provide for the exchange at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

specified intervals of the difference between fixed rates and variable rates calculated by reference to an agreed notional sterling amount.

      It is the Group’s policy to have an appropriate mixture of fixed and floating rates and for foreign exchange transactions to be restricted to fixed price instruments. At June 30, 2002, 87% of the Group’s borrowings were at fixed rates after taking account of interest rate swaps (June 30, 2001: 78%). The fair value of swaps held as at June 30, 2002 was approximately £60.2 million (June 30, 2001: £91.8 million). To ensure continuity of funding, the Group’s policy is to ensure that borrowings mature over a period of years. At June 30, 2002, 56% of the Group’s borrowings were due to mature in more than five years (June 30, 2001: 61%).

Currency exchange rates

      The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year to June 30, 2002, 15% of operating costs (£393.0 million) were denominated in US dollars (June 30, 2001: 17% (£365 million)). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.

      The Group currently manages its US dollar/ pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead, which substantially hedge the Group’s future foreign exchange liabilities in that period.

      The Group also incurs costs in euros relating mainly to certain transponder rentals. From January 1, 2000, revenues from the Group’s Irish customers have provided a natural and growing offset for a portion of these costs, to the extent that small euro surpluses are now generated each month.

      All US dollar-denominated forward rate agreements entered into by us are in respect of firm commitments that exceed the value of such agreements and instruments. It is the Group’s policy to hedge in excess of 90% of dollar denominated expenses for a period of up to 18 months forward. At June 30, 2002, the Group had outstanding commitments to purchase in aggregate US$920 million at average rates of exchange of US$1.3856 to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

      As permitted by FRS 13, short-term debtors and creditors have been excluded from the FRS 13 disclosures, other than the currency risks disclosures.

Interest rate risks

      After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group’s financial liabilities was:

	2001			2002

	Fixed	Floating	Total	Fixed	Floating	Total

£m	1,379.9	390.2	1,770.1	1,378.2	200.2	1,578.4
Weighted average interest rate	7.6%	6.3%	7.3%	7.7%	5.4%	7.4%
Weighted average period for which the rate is fixed (years)	5.8	n/a	n/a	5.1	n/a	n/a
Weighted average term (years)	6.5	3.0	5.7	5.5	2.0	5.0

      Further details of interest rates on long-term borrowings are given in note 20.

      In addition, cash at bank and in hand of £50.3 million (2001: £223.6 million) consists mainly of sterling deposits, in bank accounts or on money markets at call. At June 30, 2002, £0.5 million (2001: £70.0 million) relates to sterling time deposits which expire within 14 days of year end (average interest rate of 3.75%). The remaining sterling cash deposits comprise deposits placed on the money market at three-day rates and in sterling currency accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Currency risks

      The table below shows the Group’s currency exposures after hedging that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and principally consist of cash deposits, trade debtors and trade creditors.

	Net foreign currency monetary assets (£m)

	2001			2002

	USD	euros	Total	USD	euros	Total

Functional currency of Group operating unit
Sterling	4.4	17.0	21.4	1.5	7.4	8.9

      As at June 30, 2002 and June 30, 2001, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25).

Liquidity risks

      The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 20. The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2001	2002

	£m	£m
Expiring between one and two years	—	550.0
Expiring in more than two years	360.0	—

Total	360.0	550.0

Fair values

      Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments as at June 30, 2002 and June 30, 2001:

	2001		2002

	Book value	Fair value	Book value	Fair value

	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Bank borrowings	(690.2)	(690.2)	(500.2)	(500.2)
Quoted bond debt	(1,068.9)	(1,148.8)	(1,068.9)	(1,067.8)
Finance leases	(11.0)	(11.0)	(9.3)	(9.3)
Cash deposits	223.6	223.6	50.3	50.3
Derivative financial instruments held to manage the interest rate and currency profile
Combined interest and exchange rate swaps	—	91.8	—	60.2
Forward foreign currency contracts	—	(1.8)	—	(50.3)

      The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the period ends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at June 30, 2002 and June 30, 2001. See note 15 for disclosure of their book and fair values.

      The difference between book value and fair value reflects unrealized gains or losses inherent in the instrument, based on valuations as at June 30, 2002 and June 30, 2001. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Hedges

      The Group’s policy is to hedge the following exposures:

—	interest rate risk, using interest rate swaps

—	transactional currency exposures, using forward foreign currency contracts

—	exposures on long-term foreign currency debt

      Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2001			2002

			Total net			Total net
			(losses)			(losses)
	Gains	Losses	gains	Gains	Losses	gains

	£m	£m	£m	£m	£m	£m
Unrecognized gains and losses at the start of the year	45.3	(21.5)	23.8	113.7	(23.7)	90.0
Gains and losses arising in previous years that were recognized in the year	(17.4)	1.1	(16.3)	(13.1)	4.0	(9.1)

Gains and losses arising before the start of the year that were not recognized in the year	27.9	(20.4)	7.5	100.6	(19.7)	80.9
Gains and losses arising in the year that were not recognized in the year	85.8	(3.3)	82.5	(26.8)	(44.2)	(71.0)

Unrecognized gains and losses on hedges at the end of the year	113.7	(23.7)	90.0	73.8	(63.9)	9.9

Of which:
Gains and losses expected to be recognized in the next year	25.7	(4.0)	21.7	0.1	(37.7)	(37.6)

Gains and losses expected to be recognized after the next year	88.0	(19.7)	68.3	73.7	(26.2)	47.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

22. Provisions for liabilities and charges

			Sky In-Home
	Analog		Service Limited	Sky Interactive	Provision for
	termination	Transition	reorganisation	reorganisation	closure of
	provision(a)	provision(b)	provision(c)	provision(d)	Sky Pictures(e)	Total

	£m	£m	£m	£m	£m	£m
As at June 30, 2000	30.7	192.9	1.9	—	—	225.5
Charged to profit and loss account	—	—	—	12.1	0.3	12.4
Subsidiary acquired	—	—	—	3.4	—	3.4
Utilized in year	(22.5)	(174.3)	(1.5)	—	—	(198.3)

As at June 30, 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilized in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	—	—	—	—	(4.1)
Transferred to fixed assets	—	—	—	(4.5)	—	(4.5)
As at June 30, 2002	—	—	0.2	3.9	—	4.1

(a)	The analog termination provision principally comprised the cost of early termination of analog transponder leases and various other costs incurred in terminating the Group’s analog operation. £4.1 million of the provision was utilized during the year (2001: £22.5 million). The remaining £4.1 million of provision was released during the year as an operating exceptional item.

(b)	The remaining transition provision utilized during the year of £18.6 million (2001: £174.3 million) is net of £2.2 million (2001: £21.2 million) of installation income received from subscribers. The transition provision comprised the cost of the set-top box, installation costs, Sky Interactive set-top box subsidy costs and various other costs incurred in enabling a subscriber to use the digital service, less any upfront income received from the subscriber.

(c)	The remaining Sky In-Home Service Limited reorganization provision principally comprises the costs of onerous lease contracts and is expected to be utilized by June 2005.

(d)	The Sky Interactive reorganization provision related to costs associated with the reorganization and consolidation of all interactive and online activities within the division “Sky Interactive” (see note 4). The remaining provision principally comprises the cost of onerous contracts and is expected to be utilized by June 2009.

(e)	The Sky Pictures provision principally comprised the cost of a reduction in headcount.

23. Called-up share capital

	2001	2002

	£m	£m
Authorized
3,000,000,000 Ordinary Shares of 50p	1,500.0	1,500.0

Allotted, called-up and fully paid — equity
Ordinary Shares — 1,893,428,580 (2001: 1,888,793,111) of 50p	944.4	946.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Allotted during the year	Number

Allotted and fully-paid up at start of year	1,888,793,111
Options exercised under the Executive Share Option Scheme at between £2.560 and £6.385	2,485,046
Options exercised under the Sharesave Scheme at between £2.050 and £4.620	597,298
Options exercised under the LTIP	1,383,750
Shares issued in respect of the acquisition of WAP TV (see note 24)	169,375

Allotted and fully paid up at end of year	1,893,428,580

Movements in share capital in the year ended June 30, 2002 are described in note 24.

Share option schemes

      Total options in existence at June 30, 2002 are as follows:

Number of
Scheme	Ordinary Shares

Approved and Unapproved Executive Share Options(a)	32,522,881
Sharesave Scheme Options(b)	3,113,822
LTIP Options(c)	6,043,875
KCP(d)	1,165,000

42,845,578

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)  Approved and Unapproved Executive Share Options

      Options in existence at June 30, 2002 under the Executive Schemes are shown in the table below:

	Number of		Exercisable
Date of grant	Ordinary Shares	Option price	from

		£
8-Dec-94	180,595	2.560	8-Dec-97
15-May-97	266,078	5.675	15-May-00
10-Jun-97	15,061	5.975	10-Jun-00
18-Aug-97	6,864	4.370	18-Aug-00
18-Aug-97	21,809	4.420	18-Aug-00
14-Nov-97	7,308	4.105	14-Nov-00
14-Nov-97	36,253	4.030	14-Nov-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	4,110,819	5.010	1-Dec-01
7-May-99	1,147	0.500	7-May-02
7-May-99	4,589	4.350	7-May-02
12-Aug-99	600,000	5.830	12-Aug-02
18-Oct-99	123,120	0.980	18-Oct-02
29-Oct-99	4,771,902	6.385	29-Oct-02
1-Nov-99	214,231	6.535	1-Nov-02
22-Nov-99	107,775	6.495	22-Nov-02
1-Mar-00	31,222	16.270	1-Mar-03
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	32,355	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	126,529	9.800	23-May-03
12-Jun-00	34,993	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	46,077	12.370	26-Jul-03
30-Aug-00	282,446	11.400	30-Aug-03
23-Nov-00	5,886,786	9.900	23-Nov-01
1-Dec-00	4,234,000	9.840	1-Dec-03
4-Jan-01	59,534	10.750	4-Jan-02
26-Feb-01	114,919	9.340	26-Feb-02
6-Mar-01	92,416	9.290	6-Mar-02
14-Mar-01	121,289	8.950	14-Mar-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	9,672,276	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	88,057	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	5-Jun-03
28-Jun-02	13,725	6.180	28-Jun-03

	32,522,881

      The Group operates both an Approved and an Unapproved Executive Share Option Scheme (“the Executive Option Schemes”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Under the Executive Schemes, options have been normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Options are only exercisable if the pre-determined performance target of real growth in the Group’s earnings per share over any three-year period during the life of the option is achieved. This performance target was subsequently amended as the launch of the free set-top box offer impacted upon the growth in earnings per share. Accordingly, in determining the extent to which the options granted in 1998 became exercisable, the Remuneration Committee took into account the costs in connection with the development and launch of digital television. For options granted after October 29, 1999, the Group introduced the Alternative Performance Target which makes the exercise of options conditional on the achievement of certain commercial measures, including subscriber growth and profit-based targets.

      The Group follows a policy of granting options to employees by reference to a multiple of salary. This is then subject to approval by the department heads who may recommend that the person receives an additional allocation dependent upon performance. The Group intends to continue with this policy and any recommendations that will result in an employee receiving a one-off grant of share options over four times salary (irrespective of their level of salary) will require the approval of the Remuneration Committee. Options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Options granted during the year become capable of exercise over a period of four years, with 25% vesting annually commencing on the first anniversary of the grant for exercise by a participant.

(b) Sharesave Scheme Options

      Options in existence at June 30, 2002 under the Sharesave Scheme are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
8-Dec-94	7,037	2.050	1-Mar-02
25-Oct-95	42,215	3.020	1-Feb-03
2-Nov-96	11,940	4.620	1-Jan-02
2-Nov-96	19,641	4.620	1-Jan-04
27-Oct-97	110,158	3.720	1-Jan-03
27-Oct-97	31,270	3.720	1-Jan-05
28-Sep-98	79,754	3.780	1-Dec-01
28-Sep-98	175,798	3.780	1-Dec-03
28-Sep-98	103,401	3.780	1-Dec-05
18-Oct-99	386,568	4.620	1-Jan-03
18-Oct-99	183,943	4.620	1-Jan-05
18-Oct-99	63,306	4.620	1-Jan-07
3-Oct-00	340,076	9.710	1-Jan-04
3-Oct-00	153,137	9.710	1-Jan-06
3-Oct-00	41,216	9.710	1-Jan-08
28-Sep-01	983,244	6.110	1-Jan-05
28-Sep-01	291,982	6.110	1-Jan-07
28-Sep-01	89,136	6.110	1-Jan-09

	3,113,822

      The Group operates a Sharesave Scheme (“the Sharesave Scheme”).

      The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the Group’s policy to make an invitation for the employees to participate in the scheme following the announcement of the end of year results.

(c)  LTIP Options

      Options in existence at June 30, 2002 under the LTIP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
3-Nov-00	1,532,250	10.040	3-Nov-02
3-Nov-00	1,532,250	10.040	3-Nov-03
21-Nov-01	1,489,686	8.300	31-Jul-03
21-Nov-01	1,489,689	8.300	31-Jul-04

	6,043,875

      The Group operates a Long Term Incentive Plan (“LTIP”) for Executive Directors and senior executives. An award under the LTIP comprises a Core Award and a Performance Award. The Core Award vests, dependent on continued service with the Group for a specified period. The Performance Award vests, in full or in part, dependent on the satisfaction of certain performance targets. Awards are not transferable or pensionable and are made over a specified number of shares in BSkyB, determined by the Remuneration Committee. Awards may be in a variety of forms with equivalent values. Awards are made on an annual basis, in line with the Combined Code’s recommendation on phased grants.

      The performance targets selected for the Awards made to date have been based on a combination of business measures derived from the Group’s business plan, and the Group’s relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors.

(d) KCP Options

      Options in existence at June 30, 2002 under the KCP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
21-Nov-01	567,500	8.300	31-Jul-02
21-Nov-01	567,500	8.300	31-Jul-03
4-Mar-02	15,000	7.175	31-Jul-02
4-Mar-02	15,000	7.175	31-Jul-03

	1,165,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

24. Reconciliation of movement in shareholders’ funds

      Movement in shareholders’ funds includes all movements in reserves.

						Total
						equity
			Shares		Profit and	shareholders’
	Share	Share	to be	Merger	Loss	funds
	capital	premium	issued	reserve	account	(deficit)

	£m	£m	£m	£m	£m	£m
As at July 1, 1999	863.0	703.0	—	—	(2,114.2)	(548.2)
Issue of share capital	49.9	1,514.6	—	—	(18.1)	1,546.4
Share issue costs	—	(7.7)	—	—	—	(7.7)
Loss for the financial year	—	—	—	—	(197.7)	(197.7)
Translation differences on foreign currency net investment	—	—	—	—	4.1	4.1

As at July 1, 2000	912.9	2,209.9	—	—	(2,325.9)	796.9
Issue of share capital	31.5	171.2	—	378.1	(9.1)	571.7
Shares to be issued	—	—	256.9	—	—	256.9
Share issue costs	—	(3.5)	—	—	—	(3.5)
Loss for the financial year	—	—	—	—	(538.6)	(538.6)
Net loss on deemed disposals	—	—	—	—	(20.7)	(20.7)
Transfer from merger reserve	—	—	—	(37.3)	37.3	—
Translation differences on foreign currency net investment	—	—	—	—	(2.1)	(2.1)

As at July 1, 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	—	(13.5)	21.7
Share issue costs	—	(1.8)	—	—	—	(1.8)
Loss for the financial year	—	—	—	—	(1,382.6)	(1,382.6)
Transfer from merger reserve	—	—	—	(74.1)	74.1	—
Translation differences on foreign currency net investment	—	—	—	—	1.4	1.4

As at June 30, 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)

      As at June 30, 2002, the cumulative goodwill written off directly to reserves amounted to £523.8 million (2001: £523.8 million).

      During the year the Company issued shares with a market value of £35.2 million (2001: £15.6 million) in respect of the exercise of options awarded under various share option plans, with £14.3 million (2001: £6.5 million) received from employees.

      The Company has no distributable reserves (2001: £164.0 million).

2002

      In June 2002, the Company issued 169,375 new BSkyB Ordinary Shares, which were used to satisfy part of the contingent consideration in respect of the acquisition of the remaining 5% minority interest in WAP TV Limited in May 2001. A further 338,755 new BSkyB Ordinary Shares are expected to be issued in September 2003 to satisfy the remaining contingent consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      During 2002, £35.6 million relating to the amortization of BiB goodwill and £38.5 million relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss account reserve.

2001

      During 2001, a Group merger reserve was created in relation to 21.6 million shares issued during the period as consideration for the acquisition of 100% of SIG and in relation to 19.1 million shares issued during the period as part consideration for the acquisition of the remaining 19.9% of BiB.

      In May and June 2001, the Company issued a total of 39,674,765 shares with a total value of £290.9 million, which were used as consideration in respect of the acquisition of the remaining 67.5% interest in BiB. A further £253.2 million of deferred consideration may be issued as shares or loan notes and is included in shareholders’ funds within shares to be issued, since our Board has determined that there is no genuine commercial possibility that loan notes will be issued.

      In May 2001, the Company issued 169,375 shares which were used as consideration in respect of the acquisition of the remaining 5% minority interest in WAP TV Limited. A further 169,375 and 338,755 new BSkyB Ordinary Shares comprised the contingent consideration of £3.7 million, to be issued on June 30, 2002 and 30 September 2003 respectively.

25. Guarantees, contingencies and other financial commitments

(a)  Future expenditure

	2001	2002

	£m	£m
Contracted for but not provided for in the accounts
— set-top boxes and related equipment	110.0	126.9
— television program rights(i)	2,839.1	2,165.6
— capital expenditure	17.3	5.9

	2,966.4	2,298.4

(i)	Of the commitments for television program rights, some £1,005 million (2001: £1,147 million) relates to commitments which are payable in US dollars and are for periods of up to seven years. At June 30, 2002 the US dollar commitments have been translated at the year end rate of US$1.5347 : £1 (2001: US$1.4041 : £1), except for US$585 million (2001: US$462m) covered by forward rate contracts or other hedging instruments, where the average forward or hedged rate of US$1.3856 : £1 (2001: US$1.4281 : £1) has been used.

      According to the terms of certain of the movie program rights contracts, the minimum contracted amount is subject to price escalation clauses. The extent of the escalation, and hence of the commitments, is dependent both upon the number of subscribers to the relevant movie channel and upon the audience achieved on US theatrical release. If subscriber numbers were to remain at June 30, 2002 levels, the commitment in respect of subscriber escalation would be some £251 million (US$386 million) (2001: £377 million (US$529 million)), and would be in addition to the figures shown above. Certain contracts may be extended at the licensor’s option.

      At June 30, 2002, the Group had outstanding forward rate contract commitments to purchase in aggregate US$920 million (2001: US$885 million) at an average rate of US$1.3856 : £1 (2001: US$1.4281 : £1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b) Contingent liabilities

      The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC and National Geographic Channel UK.

      The Directors do not expect any material loss to arise from the above contingent liabilities.

(c)  Guarantees

      Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £300 million and £750 million revolving credit facilities and the $650 million, $600 million, $300 million and £100 million Guaranteed Notes (see note 20).

(d) Contingent consideration

BiB

      A further 67.5% of the issued share capital of BiB was acquired on May 9, 2001 and June 28, 2001, increasing the Group’s interest to 100%. If the valuation of BiB, based on agreed criteria, is £3 billion or greater, either at January 2003 or July 2003, an estimated further £75 million, £56 million and £122 million will be payable to HSBC, Matsushita and BT respectively through the issue of new BSkyB Ordinary Shares or loan notes. Due to the degree of uncertainty, these amounts have not been recognized.

WAP TV

      On May 29, 2001 the Group acquired the 5% minority interest in WAP TV Limited for a total consideration of £5.0 million. The consideration comprised 169,375 new BSkyB Ordinary Shares issued on May 29, 2001, contingent consideration which was satisfied by the issue of a further 169,375 new BSkyB Ordinary Shares on June 30, 2002, and contingent consideration which will be satisfied by the issue of 338,755 new BSkyB Ordinary Shares on September 30, 2003. The contingent consideration is contingent upon the vendors remaining continuously in the employment of a member of the Group from completion until the date the deferred consideration is due. The remaining contingent consideration has been recognized as it is considered probable that these criteria will be fulfilled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(e)  Lease and similar commitments

      The minimum annual rentals under these arrangements are as follows:

		Transponder
		computer
		and technical
	Property	equipment	Total

	£m	£m	£m
June 30, 2002
Operating leases and similar arrangements which expire:
— within one year	0.8	0.5	1.3
— within two to five years	0.9	14.6	15.5
— after five years	9.2	43.1	52.3

	10.9	58.2	69.1

June 30, 2001
Operating leases and similar arrangements which expire:
— within one year	0.3	4.7	5.0
— within two to five years	2.5	3.8	6.3
— after five years	8.6	66.5	75.1

	11.4	75.0	86.4

      The Group leases certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. In addition the Group has agreements for the use of transponders on the Astra and Eutelsat satellites.

      At June 30, 2002, the Group had no forward rate contracts to purchase euros. At June 30, 2001 the Group had forward rate contracts to purchase euros 43 million, covering certain commitments in relation to transponder rental costs, at average rates of euros 1.6175 : £1.

      Summarized below as at June 30, 2002, are the minimum lease payments for non-cancelable operating leases and similar arrangements.

Operating leases
and similar
arrangements

£m
Year ended June 30:
2003	69.1
2004	68.2
2005	74.2
2006	72.2
2007	68.2
After five years	164.5

516.4

      Payments made under non-cancelable operating leases and similar arrangements in the year ended June 30, 2002, totaled £8.2 million (2001: £7.2 million; 2000: £6.8 million) in respect of property and £76.4 million (2001: £112.2 million; 2000: £111.8 million) in respect of transponders, computer and technical equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Summarized below as at June 30, 2002, are the minimum sub-lease rentals to be received under non-cancellable operating subleases.

Sub-leases

£m
Year ended June 30:
2003	20.2
2004	16.8
2005	12.5
2006	8.2
2007	6.6
After five years	15.0

79.3

26. Regulatory update

Office of Fair Trading (“OFT”)

      The OFT announced its current investigation of the Group on January 11, 2000. The investigation initially commenced under the Fair Trading Act 1973.

      On December 5, 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on December 17, 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved anti-competitively, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT.

      On January 18, 2002, the Group informed the cable companies and ITV Digital that it was modifying its wholesale prices for its premium channels to be consistent with the OFT’s new position on wholesale pricing set out in its Rule 14 Notice. The effect of these new wholesale prices has been broadly neutral on the Group’s wholesale revenue. These prices were modified further with effect from July 1, 2002, again for consistency with the OFT’s position. The effect of these new wholesale prices is expected to be broadly neutral on the Group’s wholesale revenue. Both of these sets of modifications addressed, but in no way implied acceptance of, the allegations made by the OFT against the Group in its Rule 14 Notice.

      In April and May 2002, the Group submitted written and oral representations to the OFT on its Rule 14 Notice. Since then, the Group has responded to further requests from the OFT for information. The Group is presently awaiting the OFT’s response to the Group’s written and oral representations on the Rule 14 Notice and to the further information the Group has provided. An adverse decision would be appealable to the Competition Commission Appeal Tribunal.((1))

EC investigation

      The European Commission is currently investigating certain agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by The Football Association Premier League Limited (“FAPL”). It is too early to assess whether the investigation will have any impact on the Group’s current

(1) Where a company infringes the Competition Act 1998 through abusing a dominant position it may be fined up to 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of UK or EC competition law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

agreements for FAPL rights, which were notified to the European Commission on June 21, 2002 seeking either a clearance or exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission.((1))

Ireland

      The Group is currently not regulated by the Irish national telecommunication regulatory authority, the Office of the Director of Telecommunication Regulation (“ODTR”).The services offered by the Group fall under the jurisdiction of Oftel and the ITC in the UK. On August 16, 2002 the ODTR published a consultation document in respect of the implementation, in Ireland, of a package of new directives concerning the electronic communications sector adopted by the European Union in April 2002. It is possible, depending on how they are implemented, that the ODTR may seek to regulate the Group’s Irish operations. In addition, the Government of Ireland has indicated it may introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on October 15, 2002, and is expected to present it to the Parliament shortly thereafter. It is too early to say what impact this legislation (following the introduction of the list) may have on our business in Ireland.

27. Transactions with related parties and major shareholders

(a)  Transactions with major shareholders

      News Corporation, through its subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), Trust Originated Preferred Securities (“TOPrS”) and warrants in November 1996. The warrants may ultimately enable their holders to purchase our ordinary shares or American Depositary Shares (“ADSs”) representing our ordinary shares, from News America Incorporated (“News America”), a subsidiary of News Corporation.

      News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in us, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

      As far as is known to the Group, there are no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

      The Company and Group conduct business transactions on a normal commercial basis with, and receive a number of services from, shareholder companies or members of their groups and associated undertakings.

      A number of transactions are conducted with members of the News Corporation Group. These companies include 20th Century Fox, NDS Group plc (“NDS”), Broadsystems Ventures Limited (“BVL”), Fox Kids Europe Limited (acquired by Walt Disney Corporation in October 2001), STAR Television Group (“STAR”) and Asia Today Limited (formerly Zee TV Limited) with which the Group has significant contracts.

      20th Century Fox supplied programming with a total value of £55.9 million in the year (2001: £44.8 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied.

(1) Where a company infringes the Competition Act 1998 through abusing a dominant position it may be fined up to 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of UK or EC competition law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The Group is party to two agreements with NDS, an affiliate of Holdco. One agreement is for analog (VideoCrypt) and runs through to June 2004, the other is for digital (VideoGuard) and runs through to September 2010 (extendable to September 2013). These grant to the Group the rights to use and authorize others to use NDS smartcards in the UK and Ireland. The amount paid or accrued by the Group to NDS for smart cards and encryption services for fiscal 2002 was £44.5 million (2001: £46.1 million; 2000: £50.0 million). The arrangements with NDS are comparable to those which the Group believes it could obtain from unaffiliated third parties. Fees are payable to NDS in connection with the use of VideoCrypt and VideoGuard by third parties licensed by the Group.

      The Group has a number of contracts with NDS for the supply of digital equipment, of which £5.1 million (2000: nil; 2000: £5.7 million) was paid during the year.

      BVL supplied telephony services with a value of £2.0 million during the year (2001: £2.2 million). The Group also earned £1.0 million (2001: nil) from BVL in respect of telephony services.

      The Group purchased sports rights from subsidiaries of the News Corporation Group for £3.4 million during the year (2001: £3.0 million).

      During the year £2.2 million (2001: £2.4 million) was earned from Fox Kids Europe Limited and Asia Today Limited for the provision of transponder capacity and subscriber and support services respectively. Carriage fees of £10.0 million (2001: £9.3 million) were paid for the supply of Fox Kids, a children’s television channel, pursuant to an agreement with Fox Kids Europe Properties SARL and Fox Kids Europe Limited.

      During the year £0.9 million (2001: £0.4 million) was earned from STAR for the provision of transponder capacity, and carriage fees of £1.2 million (2001: £0.3 million) were paid to STAR for the supply of programming.

      Certain other related party transactions are entered into with shareholders, also in the normal course of business. These include the purchase of advertising in media owned by shareholders of £4.9 million (2001: £5.8 million), digital transponder and uplink revenues received totalling £0.4 million (2001: £0.2 million), programming related fees received of £0.2 million (2001: £0.9 million), rent paid on premises of £0.4 million (2001: £0.4 million) and £1.1 million (2001: £1.8 million) earned by the Group for the sale of airtime to shareholders.

      Balances payable to members of The News Corporation Group, a major shareholder, analysed by activity:

	2001	2002

	£m	£m
Programming	10.8	18.2
Encryption services	5.8	2.2
Other	1.7	—

	18.3	20.4

      Balances receivable from members of The News Corporation Group, a major shareholder, analysed by activity:

	2001	2002

	£m	£m
Transponders	0.9	0.4
Other	1.0	0.6

	1.9	1.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      In November 1996, News Corporation, through subsidiaries, issued Exchangeable TOPrS, in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or ADSs representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after November 12, 2001, and expire on November 12, 2016. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the TOPrS.

      In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited.

      Between December 22, 2000, and October 3, 2001, shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and the indirect stake at 10.78%. On October 6, 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG (“Deutsche”) in an equity swap. Deutsche announced it ceased to be interested in the shares on May 21, 2002.

      Accordingly, both Vivendi Universal S.A. and Deutsche fall under the US GAAP definition of “principal owners” during the three years ended June 30, 2002, and transactions with these parties are disclosed as related party transactions under US GAAP.

      During fiscal 2002, the Group supplied Vivendi Group (“Vivendi”) companies with programming of a total value of £1.3 million (2001: £1.4 million; 2000: £0.4 million). The Group purchased programming rights from Vivendi of £52.2 million (2001: £27.1 million, 2000: £3.3 million). As at June 30, 2002, the Group owed Vivendi £19.4 million (2001: £0.2 million; 2000: nil) in respect of programming and was owed £0.1 million (2001: nil; 2000: nil) in respect of programming.

      As at June 30, 2002, Deutsche had loaned the Group £24.0 million under the £750 million RCF. The accrued interest charge on these amounts was £0.6 million at June 30, 2002.

(b) Transactions with joint ventures

      All transactions with joint ventures are in the normal course of business.

	2001	2002

	£m	£m
Revenue	25.9	23.0
Operating costs	43.4	53.9

      Revenues are primarily generated from the provision of transponder capacity, marketing and support services together with commissions receivable. Operating costs represents fees payable for channel carriage.

	2001	2002

	£m	£m
Funding to joint ventures (see note 14)	217.9	224.7
Amounts owed by joint ventures (see note 17)	11.2	15.2

      There were no transactions in the normal course of business with KirchPayTV, a significant joint venture until February 8, 2002 (2001 and 2000: none).

      Prior to the acquisition completion on May 9, 2001, a number of transactions were conducted with BiB. During the period from July 1, 2000 to May 9, 2001 (“the period”) £16.6 million (2000: £28.1 million) was earned from BiB for the provision of transponder capacity and customer management services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Debenture interest of £6.6 million (2000: £3.2 million) and uncommitted loan interest of £3.4 million (2000: nil) was earned from BiB during the period from July 1, 2000 to May 9, 2001.

      During fiscal 2001 BiB offered customers acquiring digital set-top boxes and dishes the benefit of an interactive discount if the customer agreed to enter into an interactive discount contract with BiB for a minimum period of 12 months. The interactive discount reduced the price of the set-top box and dish to new and transition customers. Interactive discounts payable by BiB for the period were £113.2 million (2000: £236.7 million).

(c)  Other transactions with related parties

      Elisabeth Murdoch is the daughter of a Director of the Company, Rupert Murdoch, and owns 64% of the ordinary share capital of Shine Entertainment Limited. During 2001, the Group acquired 3,400 ordinary shares (4% of the ordinary share capital) in Shine Entertainment Limited at an initial cost of £0.5 million as part of a production agreement to December 31, 2003. The Group also has an option over a further 3,400 Ordinary Shares if the production agreement is extended for a further two years. During the year the Group incurred development and production costs for television under this agreement of £1.3 million (2001: £0.3 million). As at June 30, 2002 there were no outstanding amounts due to or from Shine Entertainment Limited (2001: nil).

      John Thornton is a Non-Executive Director of BSkyB Group plc and is also President and Co-Chief Operating Officer of the Goldman Sachs Group Inc. and a member of their Board of Directors. In fiscal 2000, fees and expenses totalling £6.6 million were payable to the Goldman Sachs Group Inc. relating to advisory fees on the acquisition of 24% of KirchPayTV, advisory fees on the Sports Internet Group offer and underwriting and selling commissions relating to share issues. Following the incorporation of Goldman Sachs, John Thornton ceased to have a partnership interest.

      Allan Leighton is one of BSkyB Group plc’s Non-Executive Directors and is also Deputy Chairman of Leeds United plc. The Group has a 9.1% equity interest in Leeds United plc and has been appointed the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by such company or its affiliates.

      In addition to the foregoing, we have engaged in a number of transactions in the ordinary course of our business, all of which have been transacted on an arms length basis with companies of which some of our Directors are also directors.

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i)  Differences giving rise to accounting adjustments

      The Group’s accounts are prepared in accordance with GAAP applicable in the UK, which differ in certain significant respects from those applicable in the US.

      The following is a summary of the approximate effects on operating profit (loss), net income (loss), shareholders’ funds (deficit) and on certain other balance sheet items if US GAAP were to be applied instead of UK GAAP. A translation of amounts for the year ended June 30, 2002 from pounds sterling to US dollars at £1: $1.5347 (the noon buying rate in New York on June 28, 2002) has been included solely for the convenience of the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Year Ended June 30,			Convenience
				translation
	2000	2001	2002	2002

	£m	£m	£m	$m

	(except per share data)
Operating (loss) profit:
Operating (loss) profit under UK GAAP	(20)	93	55	84
Adjustments:
Amortization of goodwill — subsidiary(1)	(12)	(14)	(27)	(41)
Transition provision(3)	(213)	(151)	(19)	(29)
Employee stock based compensation(4)	(2)	(15)	(14)	(21)
Derivative accounting(5)	—	(22)	14	21
Capitalized interest(6)	—	—	(2)	(3)
Provision for loss on disposal of subsidiary(9)	—	(10)	—	—
Fixed asset investments(10)	—	(59)	(37)	(58)

Operating loss before cumulative effect of a change in accounting principle	(247)	(178)	(30)	(47)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	—	2	—	—

Operating loss under US GAAP	(247)	(176)	(30)	(47)

Net Income:
Loss after tax (“net loss”) under UK GAAP	(198)	(539)	(1,383)	(2,122)
Adjustments:
Amortization of goodwill — subsidiary(1)	(12)	(14)	(27)	(41)
Amortization and impairment of goodwill — joint venture(1)	5	30	358	549
Transition provision(3)	(213)	(174)	(19)	(29)
Employee stock based compensation(4)	(2)	(15)	(14)	(21)
Derivative accounting(5)	—	(22)	14	21
Capitalized interest(6)	(2)	(1)	—	—
Deferred taxation on US GAAP adjustments(7)	64	59	—	—
Deferred taxation(7)	(7)	—	—	—
Provision for loss on disposal of subsidiary(9)	—	—	(10)	(15)
Amounts (written off) written back to fixed asset investments(10)	—	(20)	20	30
Share of joint venture’s loss on sale of investment (11)	14	69	—	—
Share of results of joint ventures(14)	—	—	14	21

Net loss before cumulative effect of a change in accounting principle	(351)	(627)	(1,047)	(1,607)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	—	2	—	—

Net loss under US GAAP	(351)	(625)	(1,047)	(1,607)

Basic and fully diluted loss per share under US GAAP (before cumulative effect of accounting change)(8)	(20.1p )	(33.9p )	(55.5p )	(85.2c )

Basic and fully diluted loss per share under US GAAP (after cumulative effect of accounting change)(8)	(20.1p )	(33.8p )	(55.5p )	(85.2c )

Loss per ADS under US GAAP (before cumulative effect of accounting change)(8)	(120.6p )	(203.4p )	(333.0p )	(511.2c )

Loss per ADS under US GAAP (after cumulative effect of accounting change)(8)	(120.6p )	(202.8p )	(333.0p )	(511.2c )

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	As at June 30,			Convenience
				translation
	2000	2001	2002	2002

	£m	£m	£m	$m
Shareholders’ funds (deficit):
Capital and reserves under UK GAAP	797	1,061	(301)	(462)
Adjustments:
Goodwill — subsidiary(1)	331	441	400	614
Goodwill — joint venture(1)	(392)	(354)	26	39
ESOP(2)	(28)	(19)	(42)	(64)
Transition provision(3)	193	19	—	—
Employee stock based compensation(4)	9	10	26	39
Derivative accounting(5)	—	(20)	(6)	(9)
Capitalized interest(6)	9	8	8	12
Deferred taxation(7)	(49)	10	10	15
Fixed asset investments(10)	23	(53)	(9)	(14)
Share of joint venture’s interest in own shares(11)	(212)	—	—	—
Deferred consideration(13)	—	(253)	(253)	(388)

Shareholders’ funds (deficit) under US GAAP	681	850	(141)	(218)

Total assets:
Under UK GAAP	3,280	3,877	2,201	3,378
Adjustments:
Goodwill — subsidiary(1)	331	441	400	614
Goodwill — joint venture(1)	(392)	(354)	26	39
ESOP(2)	(28)	(19)	(42)	(64)
Derivative accounting(5)	—	136	74	114
Capitalized interest(6)	9	8	8	12
Deferred taxation(7)	(49)	10	10	15
Fixed asset investments(10)	23	(53)	(9)	(14)
Share of joint venture’s interest in own shares(11)	(212)	—	—	—
Installation costs(12)	98	163	185	284

Under US GAAP	3,060	4,209	2,853	4,378

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	As at June 30,			Convenience
				translation
	2000	2001	2002	2002

	£m	£m	£m	$m
Total liabilities:
Under UK GAAP	(2,483)	(2,816)	(2,502)	(3,840)
Adjustments:
Transition provision(3)	193	19	—	—
Employee stock based compensation(4)	9	10	26	39
Derivative accounting(5)	—	(156)	(80)	(123)
Installation revenues(12)	(98)	(163)	(185)	(284)
Deferred consideration(13)	—	(253)	(253)	(388)

Under US GAAP	(2,379)	(3,359)	(2,994)	(4,596)

Notes

(1)  Goodwill

Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, the UK Financial Reporting Standard (“FRS”) 10 “Goodwill and intangible assets” required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that, the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11 “Impairment of fixed assets and goodwill”, are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

Under US GAAP, goodwill is recognized in the balance sheet and amortized by charges against income over its useful life, which is not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As required by APB No. 17, the Group limited its amortization period to the specified maximum life of 40 years. Any amortization or impairment write-downs are also charged to the profit and loss account.

For US GAAP purposes, goodwill has been accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicate that current net book value may not be recoverable, the net book value is compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows are less than net book value, a provision for impairment is recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows. From fiscal 2003 no further amortization will be charged on existing or future goodwill and annual impairment reviews will be performed, following the adoption of SFAS 142 (see adoption of new standards below).

Under UK GAAP, provisions for impairment may be written back. Under US GAAP the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

The goodwill adjustment relates to the acquisition of Sky Television Limited (“Sky”), the acquisition of an additional 9.5% economic interest in Granada Sky Broadcasting, the acquisition of a 24% interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

in KirchPayTV on April 14, 2000, the acquisition of the remaining 67.5% interest in BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, the acquisition of 5% of WAP TV (see (4) below) and the write-back (under UK GAAP) of a provision for loss on disposal of Surrey Sports (see (9) below).

          Sky and Granada Sky Broadcasting

The goodwill of £491 million arising on the acquisition of Sky on November 3, 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from July 1, 1993, for the SFAS No. 109 treatment of acquisition adjustments) is being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. Goodwill arising on the acquisition of Granada Sky Broadcasting in March 1998 of £32 million is being amortized over a 20 year period from July 1, 1998.

          BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP (after fair value adjustments), based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million (after fair value adjustments), based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9%. The goodwill is being amortized on a straight-line basis over seven years from the dates of acquisition.

          KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at December 31, 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, taking the value of the investment to nil. Under US GAAP, the amount written off was £643 million, again taking the value of the investment to nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP no such release was made as no further losses were recognized after December 31, 2001, under US GAAP. At June 30, 2002, the net book value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture is treated as a sterling denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the period end. Under US GAAP, this goodwill has been treated as a Deutschmark denominated balance and has been retranslated at the period end with the foreign exchange gain of £9 million (fiscal 2001: gain of £24 million) being recognized in shareholders’ funds. Following the impairment review, the goodwill balance has not been retranslated since December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(2)  Employee Share Ownership Plan (“ESOP”)

As at June 30, 2002, the ESOP held some 6.6 million (fiscal 2001: 3.4 million) Ordinary Shares of the Company, at an average value of £6.39 per share (fiscal 2001: £5.68 per share). Under US GAAP these are classified within shareholders’ funds rather than within investments under UK GAAP. During the year to June 30, 2002, the ESOP subscribed for a further 0.9 million shares at £7.44, a further 3.0 million shares at £6.71 and utilized 0.7 million shares for the exercise of share options under the BSkyB Key Contributor Plan.

(3)  Transition provision

Under UK GAAP, a provision of £58 million was recognized during fiscal 2000, in addition to a provision of £450 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. Of the total provision, £19 million was utilized during the period (fiscal 2001: £174 million; fiscal 2000: £271 million). There is no unutilized element of the provision remaining as at June 30, 2002.

Under UK GAAP (namely FRS 12) a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 of US GAAP, a provision should only be recognized when the Company has a legal commitment. Although EITF 94-3 has been superseded by SFAS 146, this standard only applies prospectively to provisions made after December 31, 2002, has not yet been adopted by the Group (see adoption of new standards below) and therefore has no impact on the transition provision.

(4)  Employee stock based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price and exercise price on the date of grant. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance related options deemed as variable plans under APB 25, compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained. For options which will unconditionally vest, deemed as fixed plans under APB No. 25, the excess between the market price and the exercise price on the date of the grant is charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. The additional US GAAP charge for fiscal 2002 amounts to £15 million (fiscal 2001: £15 million; fiscal 2000: £2 million). The cumulative balance sheet effect in fiscal 2002 amounts to a decrease in UK GAAP accruals of £26 million (fiscal 2001: £10 million; fiscal 2000: £9 million).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority, the exercise date. The additional US GAAP credit arising for fiscal 2002 amounts to £3 million (fiscal 2001 and 2000: nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Contingent payments, in the form of the Company’s shares, to the selling shareholders of WAP TV Limited are linked to their continuing employment within the Group. Under UK GAAP these amounts are included as purchase consideration in calculating goodwill. Under US GAAP, these payments are classified as stock based compensation and as such are recorded within shareholders’ funds and are being amortized over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for fiscal 2002 amounts to £2 million (fiscal 2001 and 2000: nil).

The US GAAP reconciling adjustments to employee stock based compensation are summarized as follows:

				Convenience
	Year ended June 30,			translation

	2000	2001	2002	2002

	£m	£m	£m	$m
Operating (loss) profit
Additional US GAAP cost of compensatory stock options	(2)	(15)	(15)	(23)
Reversal of UK GAAP National Insurance cost	—	—	3	5
Additional US GAAP cost of WAP TV stock compensation	—	—	(2)	(3)

	(2)	(15)	(14)	(21)

				Convenience
	Year ended June 30,			translation

	2000	2001	2002	2002

	£m	£m	£m	$m
Shareholders’ funds
Additional US GAAP cost of compensatory stock options	9	10	22	33
Reversal of UK GAAP National Insurance cost	—	—	3	5
Additional US GAAP cost of WAP TV stock compensation	—	—	1	1

	9	10	26	39

(5)  Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has applied SFAS No. 133 as of July 1, 2000, but is marking all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to hedge account under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates. The net gain present on the date of adopting this accounting as at July 1, 2000, has been recorded as a cumulative change in accounting principle in the profit and loss account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(6)  Capitalized interest

Under UK GAAP, the capitalization of interest is not required and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are capitalized and depreciated over the average life of the assets concerned.

Cumulative capitalized interest on assets under construction as at June 30, 2002 amounted to £8 million (fiscal 2001: £8 million; fiscal 2000: £9 million). During fiscal 2002, interest of £2 million was capitalized, and depreciation of £2 million was charged in respect of assets under construction.

(7)  Deferred taxation

Under UK GAAP, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) are fully provided and future taxation benefits are recognized as deferred tax assets to the extent their realization is more likely than not.

Under UK GAAP, as at June 30, 2002, there is a deferred tax asset of £39 million (2001: £144 million; 2000: £168 million), which arose principally as a result of losses and certain exceptional items booked in fiscal 1999 and fiscal 2000 which were associated with the launch of digital television and the termination of analog operations. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £85 million (2001: £85 million; 2000: £85 million). Under US GAAP the ACT amount is treated as a deferred tax asset.

Under US GAAP, at June 30, 2002, there is a gross deferred tax asset of £833 million (2001: £330 million; 2000: £205 million); offset by a valuation allowance of £699 million (2001: £90 million; 2000: nil). The net deferred tax asset is comprised as follows:

	Deferred
	tax 2000	Deferred tax 2001			Deferred tax 2002

	Gross and	Gross	Valuation	Net	Gross	Valuation	Net
	net asset	asset	provision	asset	asset	provision(iv)	asset

	£m	£m	£m	£m	£m	£m	£m
ACT(i)	85	85	—	85	85	—	85
Future tax depreciation	3	6	—	6	31	(5)	26
Operating losses carried forward (ii)	107	217	(90)	127	225	(202)	23
Fixed asset investments(iii)	—	—	—	—	478	(478)	—
Other timing differences	10	22	—	22	14	(14)	—

	205	330	(90)	240	833	(699)	134

(i)	Fiscal 2000, 2001 and 2002 all include ACT recoverable, under UK and US GAAP, of £14 million in respect of proposed dividends as at June 30, 1999.

(ii)	The losses carried forward are available indefinitely to shelter future taxable profits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(iii)	In fiscal 2002, the write-down of fixed asset investments, principally KirchPayTV, resulted in a gross deferred tax asset related to capital losses which would arise on disposal of such investments. Such losses can be carried forward with no expiration date.

(iv)	The increase in the valuation provision in fiscal 2002 is as a result of the impairment charge made in respect of the Group’s investments in KirchPayTV at December 31, 2001 and potential capital losses related to KirchPayTV. Included within the June 30, 2002 valuation provision is £61 million recognized in respect of acquired operations. Any reversal in these provisions would be allocated to reduce goodwill.

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2001	2002

	%	%
UK corporation tax rate	30.0	30.0
Permanent differences:
— Goodwill — subsidiary	(2.6)	(4.6)
— Goodwill — joint ventures	(3.2)	(2.6)
— Other	(1.6)	(1.0)
Fixed asset investments	—	(20.1)
Charges relating to prior periods	(0.1)	—
Joint venture losses	(15.9)	(2.8)
Valuation provision	(1.3)	(10.2)

US GAAP income tax charge (benefit)	5.3	(11.3)

(8)  Per share data

Loss per share under UK GAAP and US GAAP for the year ended June 30, 2002 is calculated using the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433; 2000: 1,744,379,069). The weighted average number of shares under UK GAAP and US GAAP excludes Ordinary Shares held by the ESOP.

Loss per ADS has been calculated for each year using the weighted average number of ADRs outstanding on the basis of 1 ADR for 6 Ordinary Shares.

(9)  Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001 the £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10) Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

Under US GAAP, the Group has accounted for these investments as “available for sale” assets and have therefore marked-to-market such investments, with any movements in the carrying values net of tax being taken to other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

recognized impairment loss is prohibited. The premium to market value of investments acquired is charged to the profit and loss account.

The US GAAP reconciling adjustments to fixed asset investments, within operating (loss) profit, are summarized as follows:

				Convenience
	Year ended June 30,			translation

	2000	2001	2002	2002

	£m	£m	£m	$m
Write-down of football club investments(a)	—	(19)	(41)	(63)
Write-down of new media investments(b)	—	(39)	—	—
Other	—	(1)	4	5

	—	(59)	(37)	(58)

(a)	In fiscal 2001, under US GAAP a provision of £19 million was taken against football club investments (no such write-down was taken under UK GAAP). In fiscal 2002 a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating (loss) profit. Under US GAAP this was reduced by the £19 million provision taken in fiscal 2001, and was reclassified within operating (loss) profit.

(b)	In fiscal 2001, under UK GAAP, a £39 million provision was taken against new media investments as an exceptional item below operating (loss) profit. Under US GAAP the provision was reclassified within operating (loss) profit.

The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

				Convenience
	Year ended June 30,			translation

	2000	2001	2002	2002

	£m	£m	£m	$m
Write-down of football club investments	—	(19)	19	29
Other	—	(1)	1	1

	—	(20)	20	30

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders funds, are summarized as follows:

				Convenience
	Year ended June 30,			translation

	2000	2001	2002	2002

	£m	£m	£m	$m
Mark-to-market of football club investments	23	(52)	(7)	(11)
Mark-to-market of new media investments	—	—	(2)	(3)
Other	—	(1)	—	—

	23	(53)	(9)	(14)

(11) Share of joint venture’s interest in own shares

Under UK GAAP, the Group’s share in KirchPayTV’s loss on the sale of its holding of shares in the Company was recognized in the profit and loss account in fiscal 2001 and fiscal 2000. Under US GAAP, the Group’s share of KirchPayTV’s loss on the sale of its holding of such shares was treated as a capital transaction and taken through equity in fiscal 2001 and fiscal 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Under UK GAAP, as at June 30, 2000, the Group’s share of KirchPayTV’s remaining holding of shares in the Company was shown within investments in joint ventures. Under US GAAP, at June 30, 2000, the Group’s share of KirchPayTV’s holding of shares in the Company was shown within equity.

(12) Installation revenues and costs

Under UK GAAP, installation revenues are recognized once the installation is complete. Under US GAAP, installation revenues are recognized over the period that a customer is expected to remain a Sky subscriber (fiscal 2002: 9.1 years; fiscal 2001: 9.4 years; fiscal 2000: 9.4 years), which is based on the current churn rate. Installation costs directly attributable to the income deferred are recognized over the same period under US GAAP. Where installation costs exceed installation revenues, the excess costs are charged in the profit and loss account immediately upon installation of the set-top box under US GAAP.

In the year to June 30, 2002, under UK GAAP, installation revenues of £44 million (2001: £80 million; 2000: £104 million) were recognized. Under US GAAP, deferred revenue in respect of installations amounted to £185 million (2001: £163 million; 2000: £98 million). Under US GAAP installation costs, which are expensed immediately under UK GAAP, have been deferred to match and equal installation revenues; therefore at June 30, 2002, deferred costs in respect of installations also amounted to £185 million (2001: £163 million; 2000: £98 million). Installation revenues (which are matched by installation costs) that have been recognized during the year amount to £22 million (2001: £15 million; 2000: £6 million).

The net impact on both operating profit and net income of these US GAAP adjustments is nil in fiscals 2002, 2001 and 2000.

(13) Deferred consideration

Under UK GAAP, deferred consideration of £253.2 million relating to the Group’s acquisition of BiB may be issued as shares or loan notes. Our Board has determined that there is no genuine commercial possibility that loan notes will be issued and therefore under UK GAAP this deferred consideration is included in shareholders’ funds within shares to be issued. Under US GAAP, it is classified within liabilities.

(14) Share of results of joint ventures

Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, we believed that from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and ceased to account for KirchPayTV’s losses using the gross equity method from that date. As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit making position in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item.

      The summarized financial information for KirchPayTV at September 30, 2001, is as follows:

Group’s share of
KirchPayTV
(as adjusted)
Six months to
September 30, 2001

£m
Turnover	57.0

Operating loss	(57.1)
Net interest payable	(3.0)

Loss before taxation	(60.1)

Fixed assets	134.3

Current assets	45.2

Liabilities due within one year	(104.8)

Liabilities due after more than one year	(131.9)

(15) Consolidated Statements of Financial Performance

          Turnover

Under UK GAAP, amounts receivable from disposal of programming rights not acquired for use by the Group and in respect of provision to third party broadcasters of spare transponder capacity are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, gaming costs are shown within “operating expenses, net.” Under US GAAP, gaming costs are offset against gaming revenues within “turnover.”

          Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

          Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognized below operating profit under FRS 3. Under US GAAP, such items would be presented as components of discontinued operations and operating profit respectively.

Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “Interest payable and similar charges” or “Interest receivable and similar

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

income”, “Exceptional Items” and “Taxation charge” respectively. Under US GAAP all of these amounts are included within “Equity in earnings (losses) of affiliates”.

(16) Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within debtors falling due within one year or debtors falling due after more than one year. Under US GAAP deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP fixed asset investments are classified under the heading investments within fixed assets. Under US GAAP fixed asset investments are classified within other non-current assets.

Under UK GAAP investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP investments in joint ventures are classified as investments in equity affiliates.

Under UK GAAP, shares held by the ESOP are classified as investments in own shares within fixed assets. Under US GAAP, shares held by the ESOP are classified as “shares in employees trusts” within shareholders’ funds.

(17) Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below:

	Year Ended June 30,			Convenience
				translation
	2000	2001	2002	2002

	£m	£m	£m	$m
	(audited)	(audited)	(audited)	(unaudited)
Operating Activities
Cash flow from operating activities under UK GAAP	(232)	39	250	383
Interest received and similar income	10	5	9	14
Interest paid and similar charges on external finance	(74)	(119)	(141)	(216)
Interest element of finance lease payments	(1)	(2)	(1)	(1)
Corporation tax (paid) received	(24)	(16)	23	35

Net cash (used in) provided by operating activities under US GAAP	(321)	(93)	140	215

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(100)	(158)	(127)	(195)
Acquisitions	(333)	(16)	—	—
Funding to joint ventures	(80)	(137)	(12)	(18)
Repayments of funding from joint ventures	2	—	5	7

Net cash used in investing activities under US GAAP	(511)	(311)	(134)	(206)

Financing activities
Cash inflow (outflow) from financing under UK GAAP	1,063	347	(180)	(276)

Net cash provided by financing activities under US GAAP	1,063	347	(180)	(276)

Net (decrease) increase in cash and cash equivalents under US GAAP	231	(57)	(174)	(267)

Cash and cash equivalents under US GAAP at the beginning of the period	50	281	224	344
Cash and cash equivalents under US GAAP at the end of the period	281	224	50	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(ii)  Additional US GAAP Disclosures

(a)  Stock-based compensation

      In October 1995, FASB Statement 123 “Accounting for Stock-Based Compensation” was issued. The Company adopted the disclosure provisions of FASB Statement 123 in 1997, but opted to remain under the expense recognition provisions of Accounting Principles Board (“APB”) Opinion No 25, “Accounting for Stock Issued to Employees” in accounting for options granted under the share option schemes. The additional US GAAP charge (net of credits arising due to forfeiting of options) included in the Profit and Loss Account for all the share option schemes under APB 25 was £17 million (2001: £15 million; 2000: £2 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with FASB Statement 123, the Company’s net income and earnings per share for 2000, 2001 and 2002 would have been reduced to the pro-forma amounts shown below:

	2000	2001	2002

Loss under US GAAP:
As reported	£(351)m	£(625)m	£(1,047)m
Pro Forma	£(358)m	£(638)m	£(1,055)m
Loss per share under US GAAP:
As reported	(20.1)p	(33.8)p	(55.5)p
Pro Forma	(20.5)p	(34.6)p	(55.9)p

      The movement in stock-based awards outstanding during the three years ended June 30, 2002 is summarized in the following table:

	Number of shares
	subject to option	Weighted average
	or grant	exercise price

Outstanding at June 30, 1999	15,417,688	£4.68
Granted during fiscal 2000	8,689,425	£6.73
Lapsed during fiscal 2000	(875,303)	£4.98
Cancelled during fiscal 2000	(347,477)	£4.04
Exercised during fiscal 2000	(2,959,841)	£4.37

Outstanding at June 30, 2000	19,924,492	£5.65
Granted during fiscal 2001	17,232,761	£9.85
Lapsed during fiscal 2001	(513,319)	£10.48
Cancelled during fiscal 2001	(293,629)	£13.54
Exercised during fiscal 2001	(2,808,136)	£5.28

Outstanding at June 30, 2001	33,542,169	£7.69
Granted during fiscal 2002	16,280,669	£7.83
Lapsed during fiscal 2002	(1,639,388)	£8.61
Cancelled during fiscal 2002	(66,170)	£8.78
Exercised during fiscal 2002	(5,104,577)	£5.64

Outstanding at June 30, 2002	43,012,703	£7.95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The awards outstanding as at June 30, 2002 can be summarized as follows:

Number of
Scheme	Ordinary Shares

Approved and Unapproved Executive Share Options	32,522,881
Sharesave Scheme Options	3,113,822
LTIP Options	6,043,875
KCP	1,332,125

43,012,703

      Included within the total awards outstanding as at June 30, 2002, were 31,851,759 options (2001: 24,211,160) granted under the Executive Schemes and 6,043,875 options under the LTIP (2001: 3,064,500), which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. There were also 3,113,822 Sharesave Scheme options outstanding as at June 30, 2002 (2001: 2,745,182) to which no performance criteria are attached.

      Also included within the above analysis are 167,125 shares awarded under the 2000 KCP. Under UK GAAP these are not disclosed within share options, as they were an award of shares with no option attached. Under US GAAP they have been subject to variable plan accounting in accordance with APB 25.

      The weighted average fair value of options granted in fiscal 2002 was estimated at approximately £4.77 as of the date of grant using the Black-Scholes stock option pricing model (2001: £5.13; 2000: £3.13), based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 44% (2001: 38%; 2000: 32%); risk free interest rate of 4.31% (2001: 5.51%; 2000: 5.48%) and expected term of 9.4 years (2001 and 2000: 7.5 years).

      Additionally, the weighted average exercise price and fair value for options granted in fiscal 2002 with an exercise price below the market price at grant were estimated at £6.11 and £3.49 respectively. For options granted in fiscal 2002 with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £8.00 and £4.90 respectively.

      The exercise prices for options outstanding at June 30, 2002 ranged from £0.50 to £16.27, with a weighted average exercise price of £7.95 and a weighted average remaining contractual life of 6.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The following table summarizes information about the stock options outstanding at June 30, 2002:

	Options outstanding
				Options currently exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise prices	Number	contractual life	exercise price	Number	exercise price

£0.50-£1.00	124,267	7.3 years	£0.98	1,147	£0.50
£2.00-£3.00	187,632	2.4 years	£2.54	187,632	£2.54
£3.00-£4.00	550,894	2.4 years	£3.70	88,052	£3.76
£4.00-£5.00	742,221	2.5 years	£4.58	88,763	£4.25
£5.00-£6.00	4,991,958	3.4 years	£5.15	4,391,958	£5.05
£6.00-£7.00	6,525,027	4.5 years	£6.34	—	—
£7.00-£8.00	10,756,751	9.4 years	£7.88	169,124	£7.18
£8.00-£9.00	4,290,332	6.7 years	£8.32	121,289	£8.95
£9.00-£10.00	10,999,579	8.2 years	£9.85	6,094,121	£9.88
£10.00-£11.00	3,186,376	5.0 years	£10.07	59,534	£10.75
£11.00-£12.00	405,564	8.2 years	£11.42	—	—
£12.00-£13.00	179,363	8.0 years	£12.77	—	—
£13.00-£14.00	41,517	7.8 years	£13.97	—	—
£16.00-£17.00	31,222	7.7 years	£16.27	—	—

	43,012,703	6.8 years	£7.95	11,201,620	£7.72

(b)  Statement of comprehensive loss

				Convenience
				translation
	2000	2001	2002	2002

	£m	£m	£m	$m
Net loss in accordance with US GAAP	(351)	(625)	(1,047)	(1,607)
Other comprehensive income, net of tax:
Unrealised gain (loss) on certain fixed asset investments	32	(56)	24	37
Foreign exchange gains (losses) recorded in cumulative translation reserve	7	(28)	11	17
Profit on deemed disposals	—	14	—	—

Net comprehensive loss in accordance with US GAAP	(312)	(695)	(1,012)	(1,553)

      In fiscal 2002, there was no tax impact on the above reconciling items (fiscal 2001 and 2000: nil).

      At June 30, 2002, the cumulative effect on US GAAP reserves was £9 million for fixed asset investments (2001: £52 million), £10 million for foreign exchange losses (2001: £21 million) and £14 million for deemed disposals (2001: £14 million).

(c)  Adoption of new standards

          SFAS No. 142 “Goodwill and other intangible assets”

      Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the Group may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. Had the Group adopted SFAS No. 142 at July 1, 2001 the Group would not have recorded a goodwill amortization charge of £145 million in relation to its subsidiaries nor a goodwill amortization charge of £69 million in relation to its joint ventures. The Group has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

          SFAS No. 143, “Accounting for Asset Retirement Obligations”

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

      SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Group will adopt SFAS for fiscal 2003 and does not anticipate that the adoption will have a material impact on its results of operations or its financial position.

          SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

      SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

      The Group expects to adopt SFAS 144 for fiscal 2003 and has not yet determined the impact that it will have on its results of operations, financial position or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”)

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 145. SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and classified as an extraordinary item, net of any income tax. An entity is not prohibited from classifying such gains and losses as extraordinary items, as long as they meet the criteria in paragraph 20 of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease arrangement is classified as an operating lease, are accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4, “Reporting Gains and Loss from Extinguishment of Debt” is effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was previously classified as an extraordinary item would be reclassified to other income (expense). The remainder of the statement is generally effective for transactions occurring after May 15, 2002. The Group expects to adopt SFAS 145 for fiscal 2003 and has not yet determined the impact that adoption of SFAS 145 will have on its results of operations, its financial position or its cash flows.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”)

      In June 2002, the FASB issued SFAS 146. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group does not currently anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

(d)  Concentration of credit risk

      The Group does not have any significant concentrations of credit risk.

29. Financing arrangements

      At June 30, 2002 the Group’s balance sheet showed net liabilities of £300.7 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due. Accordingly the accounts are prepared on a going concern basis.

30. Supplemental guarantor information

      From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by the Company’s two main wholly owned operating subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited. The Company has issued in the US public debt market in October 1996 US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of Regulation S/144A bonds with SEC registration rights repayable in July 2009 at rates of 8.200% and 7.750% respectively.

      Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies set out on pages F-7 to F-11, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2001(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Fixed assets
Intangible assets	—	—	789	—	789
Tangible assets	2	285	29	—	316
Investments
— Joint ventures	—	—	1,164	—	1,164
— Own shares	—	19	—	—	19
— Investment in football clubs and new media	121	—	2	—	123
— Investments in subsidiary undertakings under the equity method	2,592	22	496	(3,110)	—

	2,715	326	2,480	(3,110)	2,411

Current assets
Stocks	—	353	71	—	424
Debtors: Amounts due after one year Third party debtors	146	144	35	—	325
Debtors: Amounts due within one year Intragroup debtors	1,139	539	2	(1,680)	—
Third party debtors	2	369	122	—	493
Cash at bank and in hand	—	217	7	—	224

	1,287	1,622	237	(1,680)	1,466

Creditors
Amounts falling due within one year Intragroup creditors	(776)	(1,272)	(424)	2,472	—
Third party creditors	(53)	(821)	(117)	—	(991)

	(829)	(2,093)	(541)	2,472	(991)

Net current assets (liabilities)	458	(471)	(304)	792	475

Total assets less current liabilities	3,173	(145)	2,176	(2,318)	2,886

Creditors
Amounts falling due after one year Intragroup borrowings	(354)	—	(310)	664	—
Third party borrowings	(1,758)	(9)	(1)	—	(1,768)
Other	—	(14)	—	—	(14)

	(2,112)	(23)	(311)	664	(1,782)
Provisions	—	(27)	(16)	—	(43)

	1,061	(195)	1,849	(1,654)	1,061

Capital and reserves — equity
Called-up share capital	944	10	810	(820)	944
Share premium account	2,378	242	1,838	(2,080)	2,378
Shares to be issued	257	—	—	—	257
Profit and loss account	(2,859)	(447)	(1,968)	2,415	(2,859)
Application of push down accounting	—	—	205	(205)	—
Other reserves	341	—	964	(964)	341

TOTAL CAPITAL AND RESERVES	1,061	(195)	1,849	(1,654)	1,061

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	1,061	(195)	1,849	(1,654)	1,061
Adjustments:
Goodwill	87	—	87	(87)	87
ESOP	(19)	(19)	—	19	(19)
Transition provision	19	19	—	(19)	19
Employee stock based compensation	10	10	—	(10)	10
Derivative accounting	(20)	(9)	—	9	(20)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	4	—	(4)	10
Fixed asset investments	(53)	—	(1)	1	(53)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ funds under US GAAP	850	(182)	1,935	(1,753)	850

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2002(2)

(£ millions)

	(3)
	British Sky	(1)(3)	Non-	Reclassifications	BSkyB
	Broadcasting	Guarantor	Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Fixed assets
Intangible assets	—	—	657	—	657
Tangible assets	2	323	18	—	343
Investments
— Joint ventures	—	—	22	—	22
— Own shares	—	42	—	—	42
— Investment in football clubs and new media	61	1	3	—	65
— Investments in subsidiary undertakings under the equity method	1,392	104	580	(2,076)	—

	1,455	470	1,280	(2,076)	1,129

Current assets
Stocks	—	365	49	—	414
Debtors: Amounts due after one year Third party debtors	60	85	62	—	207
Debtors: Amounts due within one year Intragroup debtors	952	603	601	(2,156)	—
Third party debtors	4	335	62	—	401
Cash at bank and in hand	—	42	8	—	50

	1,016	1,430	782	(2,156)	1,072

Creditors
Amounts falling due within one year Intragroup creditors	(418)	(1,153)	(577)	2,148	—
Third party creditors	(49)	(782)	(74)	—	(905)

	(467)	(1,935)	(651)	2,148	(905)

Net current assets (liabilities)	549	(505)	131	(8)	167

Total assets less current liabilities	2,004	(35)	1,411	(2,084)	1,296

Creditors
Amounts falling due after one year Intragroup borrowings	(736)	—	(211)	947	—
Third party borrowings	(1,569)	(8)	—	—	(1,577)
Other	—	(15)	(1)	—	(16)

	(2,305)	(23)	(212)	947	(1,593)
Provisions	—	—	(4)	—	(4)

	(301)	(58)	1,195	(1,137)	(301)

Capital and reserves — equity
Called-up share capital	947	10	877	(887)	947
Share premium account	2,410	242	2,242	(2,484)	2,410
Shares to be issued	256	—	—	—	256
Profit and loss account	(4,180)	(310)	(3,491)	3,801	(4,180)
Application of push down accounting	—	—	657	(657)	—
Other reserves	266	—	910	(910)	266

TOTAL CAPITAL AND RESERVES	(301)	(58)	1,195	(1,137)	(301)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(301)	(58)	1,195	(1,137)	(301)
Adjustments:
Goodwill	426	—	426	(426)	426
ESOP	(42)	(42)	—	42	(42)
Employee stock based provision	26	26	—	(26)	26
Derivative accounting	(6)	(25)	—	25	(6)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	10	—	(10)	10
Fixed asset investments	(9)	—	(3)	3	(9)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ funds under US GAAP	(141)	(81)	1,618	(1,537)	(141)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2000(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Turnover	—	1,806	538	(497)	1,847
Operating expenses, net	—	(1,837)	(543)	513	(1,867)

Operating (loss) profit	—	(31)	(5)	16	(20)
Share of results of joint ventures	—	(100)	(50)	—	(150)
Share of (losses) profits of subsidiary undertakings	(102)	26	—	76	—
Loss on sale of fixed asset investment	(1)	—	—	—	(1)

(Loss) profit on ordinary activities before interest and taxation	(103)	(105)	(55)	92	(171)
Interest receivable and similar income	83	10	136	(218)	11
Interest payable and similar charges
— on external financing	(93)	(5)	(5)	—	(103)
— intragroup interest	(136)	(41)	(41)	218	—
Amounts written off investments	—	—	(121)	121	—

(Loss) profit on ordinary activities before taxation	(249)	(141)	(86)	213	(263)
Taxation	51	15	(29)	28	65

(Loss) profit for the year	(198)	(126)	(115)	241	(198)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(198)	(126)	(115)	241	(198)
Adjustments:
Amortization of goodwill	(7)	—	(7)	7	(7)
Transition provision	(213)	(213)	—	213	(213)
Employee stock based compensation	(2)	(2)	—	2	(2)
Capitalized interest	(2)	(2)	—	2	(2)
Deferred taxation	57	66	—	(66)	57
Share of joint venture’s loss on sale of investment	14	—	14	(14)	14

Net (loss) profit under US GAAP	(351)	(277)	(108)	385	(351)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2001(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Turnover	—	2,314	535	(543)	2,306
Operating expenses, net	—	(2,136)	(626)	549	(2,213)

Operating (loss) profit	—	178	(91)	6	93
Share of results of joint ventures	—	(131)	(323)	198	(256)
Share of (losses) profits of subsidiary undertakings	(163)	(39)	—	202	—
Joint ventures’ goodwill amortization	—	—	(101)	—	(101)
Provision against investments	—	—	(10)	—	(10)
Loss on sale of fixed asset investment	—	—	(70)	—	(70)

(Loss) profit on ordinary activities before interest and taxation	(163)	8	(595)	406	(344)
Interest receivable and similar income	82	16	120	(197)	21
Interest payable and similar charges
— on external financing	(124)	(1)	(28)	—	(153)
— intragroup interest	(60)	(90)	(47)	197	—
Amounts written off investments	(286)	—	(1,126)	1,373	(39)

(Loss) profit on ordinary activities before taxation	(551)	(67)	(1,676)	1,779	(515)
Taxation	12	(34)	(2)	—	(24)

(Loss) profit for the year	(539)	(101)	(1,678)	1,779	(539)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(539)	(101)	(1,678)	1,779	(539)
Adjustments:
Amortization of goodwill	16	—	16	(16)	16
Transition provision	(174)	(174)	—	174	(174)
Employee stock based compensation	(15)	(15)	—	15	(15)
Derivative accounting	(22)	(9)	—	9	(22)
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	59	55	—	(55)	59
Amounts written off fixed asset investments	(20)	—	(1)	1	(20)
Share of joint venture’s loss on sale of investment	69	—	69	(69)	69

Net (loss) profit before cumulative effect of a change in accounting principle	(627)	(245)	(1,594)	1,839	(627)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	2	—	—	—	2

Net (loss) profit under US GAAP	(625)	(245)	(1,594)	1,839	(625)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2002(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Turnover	—	2,745	616	(585)	2,776
Operating expenses, net	—	(2,538)	(780)	597	(2,721)

Operating profit (loss)	—	207	(164)	12	55
Share of results of joint ventures	—	—	(76)	—	(76)
Share of (losses) profits of subsidiary undertakings	(43)	69	—	(26)	—
Joint ventures’ goodwill amortization	—	—	(1,070)	—	(1,070)
Release of provision against investments	—	—	10	—	10
Profit on sale of fixed asset investment	—	—	2		2

(Loss) profit on ordinary activities before interest and taxation	(43)	276	(1,298)	(14)	(1,079)
Interest receivable and similar income	97	19	41	(146)	11
Interest payable and similar charges
— on external financing	(142)	(1)	(5)	—	(148)
— intragroup interest	(26)	(110)	(10)	146	—
Amounts written off investments	(1,206)	—	—	1,146	(60)

(Loss) profit on ordinary activities before taxation	(1,320)	184	(1,272)	1,132	(1,276)
Taxation	(63)	(30)	(14)	—	(107)

(Loss) profit for the year	(1,383)	154	(1,286)	1,132	(1,383)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(1,383)	154	(1,286)	1,132	(1,383)
Adjustments:
Amortization and impairment of goodwill	331	—	331	(331)	331
Transition provision	(19)	(19)	—	19	(19)
Employee stock based compensation	(14)	(14)	—	14	(14)
Derivative accounting	14	(16)	—	16	14
Provision for loss on disposal of subsidiaries	(10)	—	(10)	10	(10)
Amounts written back to fixed asset investments	20	—	1	(1)	20
Share of results of joint ventures	14	—	14	(14)	14

Net (loss) profit under US GAAP	(1,047)	105	(950)	845	(1,047)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2000(2)

(£ millions)

	British Sky	(1)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Operating activities
Operating loss	—	(31)	(5)	16	(20)
Depreciation charges	—	50	2	—	52
Increase in stock	—	(1)	—	—	(1)
Decrease (increase) in debtors	11	(65)	(27)	—	(81)
Increase in creditors	—	(2)	—	—	(2)
Transition provision not utilized	—	(180)	—	—	(180)

Net cash inflow (outflow) from operating activities	11	(229)	(30)	16	(232)
Returns on investments and servicing of finance
Interest received and similar income	1	9	—	—	10
Interest paid and similar charges	(74)	(1)	—	—	(75)

Net cash inflow (outflow) from returns on investments and servicing of finance	(73)	8	—	—	(65)
Taxation
Consortium relief paid	—	(24)	—	—	(24)

Taxation paid	—	(24)	—	—	(24)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(58)	—	—	(58)
Payments to acquire fixed asset investments	(21)	—	(27)	—	(48)
Receipt of government grants	—	1	—	—	1
Receipt from sales of fixed asset investments	5	—	—	—	5

Net cash outflow from capital expenditure and financial investment	(16)	(57)	(27)	—	(100)
Acquisitions
Funding to joint ventures	—	(80)	—	—	(80)
Repayments of funding from joint ventures	—	2	—	—	2
Payments made in the acquisition of joint ventures	—	—	(333)	—	(333)

Net cash outflow from acquisitions	—	(78)	(333)	—	(411)

Net cash (outflow) inflow before management of liquid resources and financing	(78)	(380)	(390)	16	(832)

Management of liquid resources
Increase in short term deposits	—	(155)	—	—	(155)
Financing
Proceeds from issue of ordinary shares	360	—	—	—	360
Increase (decrease) in total external debt	847	—	(150)	—	697
Loans from (to) group companies	(1,121)	592	545	(16)	—
Payments made on the issue of ordinary shares	(8)	—	—	—	(8)

Net cash inflow (outflow) from financing	78	592	395	(16)	1,049

Increase in cash	—	57	5	—	62

(Increase) decrease in net debt	274	(380)	(390)	16	(480)

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(62)	(245)	(30)	16	(321)
Net cash used in investing activities	(16)	(135)	(360)	—	(511)
Net cash provided by financing activities	78	606	395	(16)	1,063

Net increase in cash and cash equivalents	—	226	5	—	231
Cash and cash equivalents under US GAAP at the beginning of the year	—	50	—	—	50

Cash and cash equivalents under US GAAP at the end of the year	—	276	5	—	281

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2001(2)

(£ millions)

	British Sky	(1)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Operating activities
Operating profit (loss)	—	178	(91)	6	93
Depreciation charges	—	59	12	—	71
Amortization charges	—	—	44	—	44
(Increase) decrease in stock	—	(39)	(4)	—	(43)
Decrease (increase) in debtors	2	(43)	18	—	(23)
Increase (decrease) in creditors	6	140	(82)	—	64
Deferred revenue released	—	(4)	—	—	(4)
Movement on provisions	—	(174)	11	—	(163)

Net cash inflow (outflow) from operating activities	8	117	(92)	6	39
Returns on investments and servicing of finance
Interest received and similar income	—	5	—	—	5
Interest paid and similar charges	(119)	(2)	—	—	(121)

Net cash (outflow) inflow from returns on investments and servicing of finance	(119)	3	—	—	(116)
Taxation
Consortium relief paid	—	(16)	—	—	(16)

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(127)	(6)	—	(133)
Payments to acquire fixed asset investments	(25)	(1)	—	—	(26)

Net cash outflow from capital expenditure and financial investment	(25)	(128)	(6)	—	(159)
Acquisitions and disposals
Purchase of subsidiary undertakings	(27)	—	—	—	(27)
Net cash acquired with subsidiary undertakings	—	—	12	—	12
Funding to joint ventures	—	—	(137)	—	(137)

Net cash outflow from acquisitions and disposals	(27)	—	(125)	—	(152)

Net cash (outflow) inflow before management of liquid resources and financing	(163)	(24)	(223)	6	(404)

Management of liquid resources
Decrease in short term deposits	—	85	—	—	85
Financing
Proceeds from issue of ordinary shares	7	—	—	—	7
Increase in total external debt	358	—	—	—	358
Loans (to) from group companies	(198)	(20)	224	(6)	—
Payments made on the issue of ordinary shares	(4)	—	—	—	(4)

Net cash inflow (outflow) from financing	163	(20)	224	(6)	361

Increase in cash	—	41	1	—	42

(Increase) decrease in net debt	(160)	(25)	(223)	6	(402)

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(111)	104	(92)	6	(93)
Net cash used in investing activities	(52)	(128)	(131)	—	(311)
Net cash provided by financing activities	163	(34)	224	(6)	347

Net (decrease) increase in cash and cash equivalents	—	(58)	1	—	(57)
Cash and cash equivalents under US GAAP at the beginning of the year	—	276	5	—	281

Cash and cash equivalents under US GAAP at the end of the year	—	218	6	—	224

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2002(2)

(£ millions)

	British Sky	(1)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Operating activities
Operating profit (loss)	—	207	(164)	12	55
Depreciation charges	—	70	11	—	81
Amortization charges	—	—	118	—	118
(Increase) decrease in stock	—	(12)	22	—	10
Decrease (increase) in debtors	—	88	13	—	101
Increase (decrease) in creditors	—	(39)	(41)	—	(80)
Deferred revenue released	—	(1)	—	—	(1)
Movement on provisions	—	(26)	(8)	—	(34)

Net cash inflow from operating activities	—	287	(49)	12	250
Returns on investments and servicing of finance
Interest received and similar income	1	8	—	—	9
Interest paid and similar charges	(141)	(1)	—	—	(142)

Net cash (outflow) inflow from returns on investments and servicing of finance	(140)	7	—	—	(133)

Taxation
Consortium relief received	—	—	23	—	23

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(96)	(5)	—	(101)
Receipt from sales of intangible assets	—	—	1	—	1
Purchase of own shares	—	(27)	—	—	(27)

Net cash outflow from capital expenditure and financial investment	—	(123)	(4)	—	(127)
Acquisitions and disposals
Funding to joint ventures	—	—	(12)	—	(12)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(7)	—	(7)

Net cash (outflow) inflow before management of liquid resources and financing	(140)	171	(37)	12	6

Management of liquid resources
Decrease in short term deposits	—	70	—	—	70
Financing
Proceeds from issue of ordinary shares	14	—	—	—	14
Decrease in total external debt	(190)	(2)	—	—	(192)
Loans (to) from group companies	318	(345)	39	(12)	—
Payments made on the issue of ordinary shares	(2)	—	—	—	(2)

Net cash (outflow) inflow from financing	140	(347)	39	(12)	(180)

(Decrease) increase in cash	—	(106)	2	—	(104)

(Increase) decrease in net debt	(128)	171	(37)	12	18

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(140)	294	(26)	12	140
Net cash used in investing activities	—	(123)	(11)	—	(134)
Net cash provided by financing activities	140	(347)	39	(12)	(180)

Net (decrease) increase in cash and cash equivalents	—	(176)	2	—	(174)
Cash and cash equivalents under US GAAP at the beginning of the year	—	218	6	—	224

Cash and cash equivalents under US GAAP at the end of the year	—	42	8	—	50

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1) The Guarantors are:

British Sky Broadcasting Limited	Operates and distributes the Sky Channels and markets the Sky Distributed Channels to DTH viewers.

Sky Subscribers Services Limited	Provides ancillary functions supporting the DTH broadcasting operations of its parent company, British Sky Broadcasting Limited, and others.

(2) Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal elimination entries relate to investments in subsidiaries and intercompany balances.

(3) Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings. Where all or part of loans to loss making subsidiary undertakings have been written off, the effect of accounting by the equity method has been to reverse these write-offs.

(4) Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

31. Subsequent events

      On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The purpose of formal insolvency proceedings under German law is to satisfy the creditors by realizing the assets of the insolvent company and distributing the proceeds to the creditors. The method of realization, i.e. asset sale or sale as going concern, is determined by the insolvency trustee who reports to and consults with the creditors. The entity’s shareholders and general partners do not have a formal position in the insolvency proceedings. The Group does not expect to receive any proceeds from the insolvency proceedings of KirchPayTV.

      On September 13, 2002, formal insolvency proceedings were opened for Taurus Holding. All of Taurus Holding’s principal subsidiaries, Kirch Media, Kirch Beteilingungs and KirchPayTV had filed for insolvency by this date and both Kirch Media and KirchPayTV had opened formal insolvency proceedings by that date. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding and the Group continues to believe that it is unlikely to receive a significant amount, if any amount, in respect of the put option. This belief has been confirmed by the information in the preliminary report of the preliminary trustee of Taurus Holding, dated as of September 27, 2002, which he submitted to the Munich Court. In the report the preliminary trustee indicated that at that time he believed all the put options in respect of interests in KirchPayTV and Kirch Media to which Taurus Holding is a party (including the Group’s put option) were validly exercisable and at that time he considered them (including the Group’s put option) to be obligations of Taurus Holding. However, the preliminary analysis of the financial position of Taurus Holding as detailed in the report confirms our view that we are unlikely to receive a significant amount, if any amount, in respect of the Group’s put option.

32. Unaudited information

Pro-forma disclosures

      The acquisition of the Group’s subsidiaries SIG and BiB took place during fiscal 2001. Under APB Opinion 16, supplemental pro-forma disclosures for the Group are required, as though these acquisitions had occurred at the beginning of fiscal 2000. These disclosures have been prepared under US GAAP and are set out below:

	Year ended	Year ended
	June 30, 2000	June 30, 2001

	Total	Total
Turnover (£m)	1,838	2,297
Net loss (£m)	(702)	(672)
Net loss per share (pence)	(40.2p )	(36.4p )
Net loss per ADS (pence)	(241.2p )	(218.4p )

      The unaudited pro-forma consolidated financial information has been prepared for illustrative purposes only and includes certain adjustments, such as additional amortization expense as a result of goodwill arising on the acquisition. They do not purport to be indicative of the results of operations that actually would have resulted if the acquisitions had been effective on July 1, 1999.

REPORT OF INDEPENDENT AUDITORS

To the Directors of British Interactive Broadcasting Holdings Limited

      We have audited the accompanying consolidated balance sheets of British Interactive Broadcasting Holdings Limited and subsidiaries as of June 30, 2000 and 1999, and the related consolidated profit and loss accounts, consolidated reconciliation of movements on shareholders’ funds/(deficit) and statement of movement in reserves and consolidated cash flow statements for the three years then ended, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of British Interactive Broadcasting Holdings Limited and subsidiaries as of June 30, 2000 and 1999, and the related consolidated profit and loss accounts, consolidated reconciliation of movements in shareholders’ funds/(deficit) and statement of movements in reserves and consolidated cash flow statements for the three years then ended, in conformity with accounting principles generally accepted in the United Kingdom.

      Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the three years in the period ended June 30, 2000 and the determination of shareholders’ (deficit)/funds and total assets at June 30, 2000 and 1999, to the extent summarized in Note 25.

      As discussed in Note 1 to the consolidated financial statements the Company’s recurring losses from operations and shareholders deficit raise doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE

London, United Kingdom
July 24, 2000
(September 22, 2000, as to Note 25)

British Interactive Broadcasting Holdings Limited

(Formerly British Interactive Broadcasting Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended June 30

	Note		2000	1999	1998

			£’000	£’000	£’000
Turnover	2		60,283	1,058	—
Administrative expenses	3	a	(382,172)	(154,641)	—

Operating loss	3	b	(321,889)	(153,583)	—
Other interest receivable and similar income	5		1,489	1,904	—
Interest payable and similar charges	6		(9,972)	(319)	—

Loss on ordinary activities before taxation			(330,372)	(151,998)	—
Tax credit on loss on ordinary activities	7		98,071	34,552	—

Loss for the financial year			(232,301)	(117,446)	—
Dividends paid and proposed			—	—	—

Retained loss for the financial year			(232,301)	(117,446)	—

      All results are derived from continuing operations.

      All recognized gains and losses are included in the profit and loss account. Accordingly no Statement of Total Consolidated Recognized Gains and Losses has been prepared.

The notes on pages F-89 to F-102 form part of these accounts

British Interactive Broadcasting Holdings Limited

(Formerly British Interactive Broadcasting Limited)

CONSOLIDATED BALANCE SHEET

As at June 30

	Note		2000	1999

			£’000	£’000
Fixed assets
Tangible assets	8		46,149	44,164
Investments	9		1,650	—

			47,799	44,164

Current assets
Stocks	10		962	—
Debtors	11		137,380	64,731
Cash at bank and in hand			17,487	22,426

			155,829	87,157

Creditors: amounts falling due within one year	12	(a)	(142,453)	(55,109)

Net current assets			13,376	32,048

Total assets less current liabilities			61,175	76,212

Creditors: amounts falling due after more than one year
Debentures	12	(b)	(249,500)	(39,390)
Other creditors including taxation	12	(b)	(24,022)	(16,868)

			(273,522)	(56,258)

Provisions for liabilities and charges	13		—	—

Total net (liabilities)/assets			(212,347)	19,954

Capital and reserves
Called up share capital	14		137	137
Share premium account			137,263	137,263
Profit and loss account			(349,747)	(117,446)

Equity shareholders’ (deficit)/funds			(212,347)	19,954

The notes on pages F-89 to F-102 form part of these accounts

British Interactive Broadcasting Holdings Limited

(Formerly British Interactive Broadcasting Limited)

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS/(DEFICIT) AND

STATEMENT OF MOVEMENTS ON RESERVES

Year ended June 30

	Called up	Share	Profit and
	share capital	premium account	loss account	Total

	£’000	£’000	£’000	£’000
Balance as at July 1, 1999	137	137,263	(117,446)	19,954
Shares issued	—	—	—	—
Retained loss for the financial year	—	—	(232,301)	(232,301)

Balance at June 30, 2000	137	137,263	(349,747)	(212,347)

British Interactive Broadcasting Holdings Limited

(Formerly British Interactive Broadcasting Limited)

CONSOLIDATED CASH FLOW STATEMENT

Year ended June 30

	Note	2000	1999	1998

		£’000	£’000	£’000
Net cash outflow from operating activities	15	(273,961)	(113,263)	—
Returns on investments and servicing of finance
Interest and other investment income received		1,489	1,893	—
Interest paid		(5,317)	(24)	—

Net cash (outflow)/inflow from returns on investments and servicing of finance		(3,828)	1,869	—

Taxation received		80,346	—	—

Net cash inflow from taxation		80,346	—	—
Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(17,606)	(42,970)	—

Net cash outflow from capital expenditure and financial investment		(17,606)	(42,970)	—

Net cash outflow before financing		(215,049)	(154,364)	—
Financing
Issue of ordinary share capital		—	137,400	—
Issue of debentures		210,110	39,390	—

Net cash inflow from financing		210,110	176,790	—

(Decrease)/increase in cash	17	(4,939)	22,426	—

British Interactive Broadcasting Holdings Limited

(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS

Year ended June 30

1.  ACCOUNTING POLICIES

      The financial statements are prepared in accordance with applicable accounting standards. The particular accounting policies adopted by the directors are described below.

Accounting convention

      The financial statements are prepared under the historical cost convention.

Going concern

      The directors believe that it is appropriate to prepare the financial statements on the going concern basis.

      The Group is dependent on shareholder funding. British Sky Broadcasting Group plc has agreed to acquire a further 47.6% shareholding in the Group, taking its ownership to 80.1% and thereby making it the controlling entity. British Sky Broadcasting Group plc has agreed to support the Group for a period of at least 12 months from the date of approval of these financial statements subject to the change in ownership which itself is subject to regulatory approval.

      The financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

      The validity of this assumption depends on the approval of the change in ownership by the regulators.

      While the directors are presently uncertain as to the outcome of the regulators’ decision, they believe it is appropriate for the financial statements to be prepared on the going concern basis.

Basis of consolidation

      The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries.

Tangible fixed assets

      Depreciation is provided to write off the cost in equal annual installments over the estimated useful economic lives of the assets. The estimated useful economic lives are as follows:

Service platform	5 years
IT & office equipment	3 years
Motor vehicles	3 years
Furniture, fixtures & fittings	10 years

Taxation

      Deferred taxation is provided on timing differences arising from the different treatment of items for accounting and taxation purposes, which are expected to reverse in the future without replacement, calculated at the rates at which it is expected that tax will arise.

      Consortium tax relief is based on the shareholders’ indications as to their ability to utilize the taxable losses for the year.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

Stocks

      Stocks are stated at the lower of cost and net realizable value. Net realizable value is based on estimated selling price less all relevant marketing, selling and distribution costs.

Foreign exchange

      Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account.

Capital instruments

      Capital instruments are accounted for and classified as equity or non-equity share capital, equity or non-equity minority interests and debt according to their form.

Research and development

      Research and development expenditure is charged to the profit and loss account as incurred.

Leases

      Operating lease costs are charged to the profit and loss account in equal annual amounts over the lease term.

Pension costs

      The group participates in a defined contribution pension scheme. Employers’ contributions are charged to the profit and loss account as incurred. The scheme is independent of the finances of the Company.

Investments

      For investments, cost equals an amount equal to the fair value of the service creation and other services to be provided. Barter revenue is recognized as the related services are delivered.

Set-top box subsidies

      Set-top box subsidies are charged to the profit and loss account as incurred.

2.  ANALYSIS OF TURNOVER

      All turnover is derived in the UK from continuing operations which represents the invoiced value of interactive television services. Turnover is stated excluding Value Added Tax. For barter transactions, turnover is held within deferred revenue and is recognized as the service creation and other services are provided.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

3(a) NET OPERATING EXPENSES

	2000	1999	1998

	£’000	£’000	£’000
Set-top box subsidies	236,678	109,649	—
Transmission costs	53,387	2,185	—
Platform costs	30,600	11,718	—
Marketing	22,553	2,891	—
Staff costs	19,290	15,303	—
Subscriber management	6,345	1,114	—
Administrative costs	13,319	11,781	—

	382,172	154,641	—

3(b) OPERATING LOSS

	2000	1999	1998

	£’000	£’000	£’000
Operating loss is arrived at after charging:
Depreciation and other amounts written off owned tangible fixed assets	15,621	4,148	—
Loss on sale of fixed assets	—	12	—
Auditors’ remuneration
— Group audit fees	55	23	—
— Other services	165	44	—
Operating rentals payable
— Land and buildings	1,603	1,807	—
— Other	40	18	—

4.  INFORMATION REGARDING DIRECTORS AND EMPLOYEES

4(a) DIRECTORS’ REMUNERATION

      No Director received any remuneration in respect of services to the Group during the year (1999: £nil).

4(b) INFORMATION REGARDING EMPLOYEES

	2000	1999	1998

	No.	No.	No.
Average number of persons employed:
Technical and operations	161	65	—
Product development	53	38	—
Sales and account management	15	13	—
Finance, legal and administration	67	25	—

	296	141	—

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

	2000	1999	1998

	£’000	£’000	£’000
Staff costs incurred during the year in respect of these employees were:
Wages and salaries	17,758	14,776	—
Social security costs	1,157	310	—
Other pension costs	375	217	—

	19,290	15,303	—

5.  OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	2000	1999	1998

	£’000	£’000	£’000
Deposit interest	1,489	1,904	—

6.  INTEREST PAYABLE AND SIMILAR CHARGES

	2000	1999	1998

	£’000	£’000	£’000
Debentures	9,958	295	—
Bank overdraft and other borrowings	14	24	—

	9,972	319	—

7.  TAX CREDIT ON LOSS ON ORDINARY ACTIVITIES

	2000	1999	1998

	£’000	£’000	£’000
Consortium relief — current year	83,380	34,567	—
Under provision for consortium relief in prior year	14,691	—	—
UK corporation tax at 30% (1999: 30.75%; 1998: 31%)	—	(15)	—

	98,071	34,552	—

      The tax credit is disproportionately low due to the inability of certain of the shareholders to fully utilize their share of the taxable losses for the year.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

8.  TANGIBLE FIXED ASSETS

			Furniture,
	Service	IT and office	fixtures	Motor
	platform	equipment	and fittings	vehicles	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At July 1, 1999	42,229	3,547	2,472	34	48,282
Additions	15,494	1,770	342	—	17,606
Disposals	—	(126)	—	—	(126)

At June 30, 2000	57,723	5,191	2,814	34	65,762

Accumulated depreciation
At July 1, 1999	(3,329)	(727)	(55)	(7)	(4,118)
Charge for the year	(13,168)	(1,966)	(350)	(11)	(15,495)
Disposals	—	—	—	—	—

At June 30, 2000	(16,497)	(2,693)	(405)	(18)	(19,613)

Net book value
At June 30, 2000	41,226	2,498	2,409	16	46,149

At June 30, 1999	38,900	2,820	2,417	27	44,164

9.  INVESTMENTS

	2000	1999

	£’000	£’000
At July 1	—	—
Additions during the year	1,650	—

Balance at June 30	1,650	—

      The investments are trade investments and are carried at an amount equal to the fair value of the service creation and other services to be provided.

10. STOCKS

	2000	1999

	£’000	£’000
Finished goods	962	—

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

11. DEBTORS

	2000	1999

	£’000	£’000
Trade debtors due within one year	7,478	335
Amounts owed by subsidiaries	—	—
Consortium relief debtor	68,836	51,210
VAT	11,075	4,880
Other debtors — due after more than one year	3,178	3,178
Prepayments and accrued income	46,813	5,128

	137,380	64,731

      These amounts included amounts due from related parties — see note 23.

      Included within debtors is a consortium relief debtor of £68,836,000. Due to the planned change in control of the Group subsequent to the year end (see note 24), the shareholders will no longer be contractually committed to purchase all of the losses available for consortium tax relief. This debtor represents the directors’ best estimate of the amounts for which the shareholders would pay and which are recoverable. Subsequent to the year end, £42,221,000 has been received.

12(a) CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2000	1999

	£’000	£’000
Trade creditors	84,381	32,657
Taxation and social security	471	249
Other creditors	5,077	1,743
Accruals and deferred income	52,524	20,460

	142,453	55,109

      These amounts include amounts due from related parties — see note 23.

12(b) CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

      Debentures included within creditors — amounts falling due after more than one year are repayable on or before (at the Company’s option) June 30, 2008. Interest is payable on a quarterly basis at 1% above LIBOR. These debentures have been issued to related parties; see note 23.

	2000	1999

	£’000	£’000
At 1 July	39,390	—
Issued during the year	210,110	39,390

Balance at 30 June	249,500	39,390

      Also included in other creditors including taxation (amounts falling due after more than one year) is £16,559,000 relating to consortium relief. Should the consortium relief debtor shown in note 11 not be recoverable, this creditor balance is fully offsetable against the debtor balance.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

13. PROVISION FOR LIABILITIES AND CHARGES

      The amount of deferred tax provided in the financial statements and the potential amount not provided are:

	Provided		Not provided

	2000	1999	2000	1999

	£’000	£’000	£’000	£’000
Capital allowances in excess of depreciation	—	—	4,180	4,620
Short term timing differences	—	—	(582)	—
Less: Losses	—	—	(16,526)	(16,237)

	—	—	(12,928)	(11,617)

14. CALLED UP SHARE CAPITAL

	2000	1999

	£	£
Authorized
137,500 ordinary shares of £1 each	137,500	137,500

Called up, allotted and fully paid
137,400 ordinary shares of £1 each	137,400	137,400

15.	RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	2000	1999	1998

	£’000	£’000	£’000
Operating loss	(321,889)	(153,583)	—
Depreciation	15,495	4,148	—
Loss on sale of fixed asset	—	12	—
Provisions for fixed assets	126	18	—
Increase in investments	(1,650)	—	—
Increase in stocks	(962)	—	—
Increase in debtors	(55,023)	(8,641)	—
Increase in creditors	89,942	44,783	—

Net cash outflow from operating activities	(273,961)	(113,263)	—

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

16. ANALYSIS OF NET DEBT

		Cash
	1999	flow	2000

	£’000	£’000	£’000
Cash at bank and in hand	22,426	(4,939)	17,487
Debt due after one year	(39,390)	(210,110)	(249,500)

Total	(16,964)	(215,049)	(232,013)

17. RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET DEBT

	2000	1999

	£’000	£’000
(Decrease)/increase in cash in the year	(4,939)	22,426
Cash inflow from increase in debt	(210,110)	(39,390)

Increase in net debt resulting from cashflows	(215,049)	(16,964)

Net debt as at July 1, 1999	(16,964)	—

Net debt as at June 30, 2000	(232,013)	(16,964)

18. CAPITAL COMMITMENTS

	2000	1999

	£’000	£’000
Contracted for but not provided	706	1,260

19. CONTINGENT LIABILITIES

	2000	1999

	£’000	£’000
Underwriting of keypad manufacture	4,000	1,977

20. OPERATING LEASE COMMITMENTS

      At June 30, 2000 the Group was committed to making the following payments during the next year in respect of operating leases:

	Land and		Land and
	buildings	Other	buildings	Other
	2000	2000	1999	1999

	£’000	£’000	£’000	£’000
Leases which expire:
Within two to five years	—	28	—	20
After five years	1,259	12,805	1,259	3,261

	1,259	12,833	1,259	3,281

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

21. PENSION OBLIGATIONS

      The Group participates in a defined contribution pension scheme. Employers’ contributions are charged to the profit and loss account as incurred. The charge in the year ended June 30, 2000 was £375,000 (1999: £217,000; 1998 — £nil).

22. SUBSIDIARY UNDERTAKINGS

			Proportion of
	Country of		ordinary
Subsidiary undertakings	incorporation/operation	Activity	shares held %

Open Interactive Limited	England/ Great Britain	Interactive Television Services	100
Marketing Contributions Limited	England/ Great Britain	Sale and Distribution of Set Top Boxes	100

23. RELATED PARTY TRANSACTIONS

      British Interactive Broadcasting Holdings Limited and its subsidiary companies have a number of contracts with its shareholders and/or their subsidiary companies. The main contracts in place and transactions occurring during the year were:

      All Shareholders:

—	Provision of staff on a secondment basis

—	Issue of debenture stock and payment of interest thereon

—	The purchase of losses in respect of consortium tax relief (see note 7)

     British Sky Broadcasting Group plc and subsidiaries

—	Access control and conditional access services

—	Sub-lease of transponders on Astra satellites

—	Subscriber management services

—	Broadcast subsidy recovery income

     British Telecommunications plc and subsidiaries

—	Provision of prime integrator specialists

—	Tele-communications services

—	Management of server site

     HSBC Bank plc

—	Rent of property to the Group (1999 only)

—	Revenue as a content provider on the platform

     Matsushita Electrics Europe

—	Manufacture of set-top boxes

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

      The amounts included in the accounts for the year ended June 30, 2000 and June 30, 1999 excluding VAT are given below:

				Amounts	Amounts
	Pre-tax			Receivable as	Payable as
	Revenue	Expenditure		at June 30,	at June 30,
2000	Items	Items	Debentures	2000	2000

	£’000	£’000	£’000	£’000	£’000
British Sky Broadcasting Group plc	45,345	69,381	81,088	64,968	61,853
British Telecommunications plc	1,993	6,716	81,087	22,692	1,560
HSBC Bank plc	1,557	2,049	49,900	14,643	932
Matsushita Electrics Europe Limited	—	49,432	37,425	10,325	25,247

				Amounts	Amounts
	Pre-tax			Receivable as	Payable as
	Revenue	Expenditure		at June 30,	at June 30,
1999	Items	Items	Debentures	1999	1999

	£’000	£’000	£’000	£’000	£’000
British Sky Broadcasting Limited	770	6,779	12,795	17,175	31,205
British Telecommunications plc	—	7,113	12,805	16,643	13,771
HSBC Bank plc	60	2,202	7,880	10,242	7,893
Matsushita Electrics Europe Limited	—	18,348	5,910	7,682	10,429

      Balances are included within note 11 — Debtors and note 12 — Creditors.

24. POST BALANCE SHEET EVENT

      On 17 July 2000, it was announced that British Sky Broadcasting Group plc (“BSkyB”) will increase its shareholding in British Interactive Broadcasting Holdings Limited (“BiB”) from 32.5% to 80.1%. Prior to completion, BSkyB will provide 100% of BiB’s anticipated funding requirement through a secured loan of up to £40 million. On completion, all shareholder loans (with the exception of the secured loan) will be converted to ordinary shares in BiB and BSkyB has agreed to meet BiB’s future funding needs. Completion of the purchase is conditional upon regulatory clearance being obtained.

      Included within debtors is a consortium relief debtor of £68,836,000. Due to the planned change in control of the Group subsequent to the year end, the shareholders will no longer be contractually committed to purchase all of the losses available for consortium tax relief. This debtor represents the directors’ best estimate of the amounts for which the shareholders would pay and which are recoverable. Subsequent to the year end, £42,221,000 has been received.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

25.	SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(i)  Differences giving rise to accounting adjustments

      The Group’s accounts are prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in the United Kingdom (“UK”), which differ in certain significant respects from those applicable in the United States (“US”). The main differences relate principally to the following items:

a.   Taxes on income

Under UK GAAP, deferred tax is provided using the liability method at the rates ruling at each year end. Timing differences are recognized to the extent that the Directors consider such differences will reverse in the foreseeable future. Net debit balances resulting from tax losses or other timing differences are not recognized except to the extent that it is assured beyond reasonable doubt that future taxable profits will be sufficient to offset the losses or reversal of timing differences during the prescribed carry forward periods. Any amounts not so recognized are subsequently only recognized as they are realized. Under US GAAP deferred taxation is provided on a full liability basis, which permits deferred tax assets to be recognized if their realization is considered to be more likely than not.

b.  Capitalized interest

Under UK GAAP the capitalization of interest is not required and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. For US GAAP purposes, interest charges on funds invested in the construction of major capital assets are capitalized and amortized on the average life of the assets concerned.

c.   Consolidated balance sheet presentation

The consolidated balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. For example, under UK GAAP current assets are presented after fixed assets; current assets include amounts which fall due after more than one year (although these would be disclosed separately if material) and creditors falling due within one year are deducted from current assets to present net current assets/(liabilities).

d.  Consolidated statement of cash flows

The consolidated statement of cash flows prepared in accordance with UK GAAP presents substantially the same information as that required under US GAAP. There are, however, certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under UK GAAP, cash flows are presented separately for operating activities; returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of servicing shareholder financing, be included as operating activities under US GAAP. The servicing of shareholder financing would be included under financing activities under US GAAP. It should also be noted that under US GAAP, cash is defined as including cash and cash equivalents.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

25.	SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

RECONCILIATION OF NET LOSS IN ACCORDANCE WITH UK GAAP TO NET LOSS IN ACCORDANCE WITH US GAAP:

	2000	1999

	£’000	£’000
Net loss in accordance with UK GAAP	(232,301)	(117,446)
Capitalized interest	442	—

Net loss in accordance with US GAAP	(231,859)	(117,446)

RECONCILIATION OF SHAREHOLDERS’ FUNDS IN ACCORDANCE WITH UK GAAP AND IN ACCORDANCE WITH US GAAP:

	2000	1999

	£’000	£’000
Equity shareholders’ (deficit)/funds in accordance with UK GAAP	(212,347)	19,954
Capitalized interest	442	—

Shareholders’ (deficit)/funds in accordance with US GAAP	(211,905)	19,954

RECONCILIATION OF TOTAL ASSETS IN ACCORDANCE WITH UK GAAP AND IN ACCORDANCE WITH US GAAP:

	2000	1999

	£’000	£’000
Total assets in accordance with UK GAAP	203,628	131,321
Capitalized interest	442	—

Total assets in accordance with US GAAP	204,070	131,321

RECONCILIATION OF CONSOLIDATED STATEMENT OF CASH FLOWS IN ACCORDANCE WITH UK GAAP AND IN ACCORDANCE WITH US GAAP:

      The combined statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under Statement of Financial Accounting Standard (“SFAS”) 95 “Statement of Cash Flows”. Under UK GAAP, a reconciliation of profit from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes are presented separately from cash flows from operating activities.

      Under SFAS 95, cash flows from operating activities are based on net profit, include interest and income taxes, and are presented on the face of the statement.

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

25.	SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

      Summary consolidated cash flow information as presented in accordance with SFAS 95 after US GAAP adjustments is shown below:

	2000	1999

	£’000	£’000
Cash was (used in)/provided by:
Operating activities	(197,001)	(111,394)
Investing activities	(18,048)	(42,970)
Financing activities	210,110	176,790)

Net (decrease)/increase in cash	(4,939)	22,426
Cash and cash equivalents at the beginning of the year	22,426	—

Cash and cash equivalents at the end of the year	17,487	22,426

	2000	1999

	£’000	£’000
Operating activities:
Net cash outflow from operating activities (UK GAAP)	(273,961)	(113,263)
Capitalized interest	442	—
Interest received	1,489	1,893
Interest paid	(5,317)	(24)
UK corporation tax received	80,346	—

Net cash used by operating activities (US GAAP)	(197,001)	(111,394)

	2000	1999

	£’000	£’000
Investing activities:
Net cash outflow from capital expenditure and financial investments (UK GAAP)	(17,606)	(42,970)
Capitalized interest	(442)	—

Net cash used in investing activities (US GAAP)	(18,048)	(42,970)

	2000	1999

	£’000	£’000
Financing activities:
Net cash inflow from financing (UK GAAP and US GAAP)	210,110	176,790

British Interactive Broadcasting Holdings Limited
(Formerly British Interactive Broadcasting Limited)

NOTES TO THE ACCOUNTS (continued)

Year ended June 30

25.	SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(ii)  Additional US GAAP disclosures

a.   Deferred income tax assets/(liabilities) in the balance sheet are as follows:

	2000	1999

	£’000	£’000
Current deferred tax assets/(liabilities):
Provisions and other expenses not currently deductible	582	0

Sub total	582	0

Non-current deferred tax assets/(liabilities):
Property and Equipment	(4,180)	(4,620)
Net operating losses	16,526	16,237
Other liabilities	(133)	0

Subtotal	12,213	11,617

Net assets	12,795	11,617
Valuation allowance	(12,795)	(11,617)

Total	0	0

As of June 30, 2000 £55 million (1999: £53 million) of operating losses were available to be carried forward, however a full valuation allowance was recorded against these operating losses because they are not expected to be realized.

b.  Operating leases:

At June 30, 2000 the Group was committed to making the following payments under non-cancelable operating leases:

2000

£’000
Years ending June 30
2001	14,085
2002	14,069
2003	14,064
2004	14,064
2005	14,064
Thereafter	62,384

c.   Other financial commitments:

At June 30, 2000 the Group had made the following commitments to manufacturers in relation to the supply of set-top boxes:

	2000	1999

	£’000	£’000
Contracted for but not provided	12,193	13,506

U45295