Form 20-F
period 2003-06-30
BRITISH SKY BROADCASTING GROUP PLC
filed 2003-12-05
CIK 932789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                    to

Commission file number:           1-13488

British Sky Broadcasting Group plc

(Exact name of Registrant as specified in its charter)

England & Wales

(Jurisdiction of incorporation or organization)

Grant Way, Isleworth, Middlesex, TW7 5QD, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each	Name of each exchange
Class	on which registered

Ordinary shares (nominal value 50p per share)	New York Stock Exchange (1)
American Depositary Shares, each of which represents four Ordinary shares of British Sky Broadcasting Group plc (nominal value 50p per share)	New York Stock Exchange

(1)	The listing of Registrant’s ordinary shares on the New York Stock Exchange is for technical purposes only and without trading privileges.

      Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report.

      Ordinary shares (nominal value 50p per share)...........................................1,937,754,876

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

      Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward looking statements.

      We operate in a competitive environment, and a number of factors could affect our ability to achieve our goals, including, but not limited to, the effects of government regulation upon our activities; our ability to continue to obtain exclusive rights to movies, sports events and other programming content; the risks associated with our operation of digital television transmission in the UK and Ireland, as well as our US dollar/ pound sterling and euro/pound sterling exchange rate exposure.

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

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

      Set forth below is selected financial data for the Group for each of the years in the five year period ended June 30, 2003 and as at June 30, 1999, 2000, 2001, 2002 and 2003.

      The information contained in the following tables should be read in conjunction with Item 5 and the Group’s historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

      The selected profit and loss account data set forth below for the years ended June 30, 2003, 2002 and 2001, and the balance sheet data at June 30, 2003 and June 30, 2002 are derived from audited consolidated financial statements included in this Annual Report on Form 20-F, which have been prepared in accordance with UK GAAP and differ in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP, as well as a description of principal differences between UK GAAP and US GAAP applicable to the Group, is presented in Note 28 of the notes to the Consolidated Financial Statements. The selected consolidated profit and loss account data for the years ended June 30, 2000 and 1999, and the balance sheet data at June 30, 2001, 2000 and 1999, are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

	Year ended June 30,

	1999	2000	2001	2002	2003	2003(1)

	(in millions except per share data)
Profit and Loss Account: Amounts in accordance with UK GAAP
DTH subscriber revenues	£979	£1,189	£1,537	£1,929	£2,341	$3,870
Cable and DTT subscriber revenues	253	303	299	279	202	334
Advertising revenues	217	242	271	251	284	469
Interactive revenues	—	5	93	186	218	361
Other revenues	96	108	106	131	141	233

Group turnover	1,545	1,847	2,306	2,776	3,186	5,267
Operating expenses, net, before amortization of goodwill and operating exceptional items	(1,360)	(1,762)	(2,146)	(2,584)	(2,815)	(4,653)
Amortization and impairment of intangible fixed assets	—	—	(44)	(118)	(122)	(202)
(Provision against) release of provision against remaining unprovided ITV Digital programming debtors	—	—	—	(23)	5	8
Estimated cost of reorganization of Sky Interactive	—	—	(23)	—	—	—
Cost of abortive Man Utd bid	(6)	—	—	—	—	—
Estimated cost of transitioning analog customers to digital service	(450)	(58)	—	—	—	—
Estimated cost of termination of analog operations	—	(41)	—	4	—	—
Estimated cost of Sky In-Home Service Limited reorganization	—	(6)	—	—	—	—

Operating expenses, net	(1,816)	(1,867)	(2,213)	(2,721)	(2,932)	(4,847)

Operating (loss) profit	(271)	(20)	93	55	254	420
Share of operating results of joint ventures	(58)	(122)	(256)	(76)	3	6
Joint ventures’ goodwill amortization, net*	—	(14)	(101)	(1,070)	—	—
(Loss) profit on sale of fixed asset investments	—	(1)	—	2	—	—
Share of joint venture’s loss on sale of fixed asset investment	—	(14)	(70)	—	—	—
Amounts written off fixed asset investments, net	—	—	(39)	(60)	(15)	(25)
(Provision) release of provision for loss on disposal of subsidiary	—	—	(10)	10	—	—
Interest receivable and similar income	4	11	18	11	4	6
Interest payable and similar charges	(59)	(103)	(153)	(148)	(118)	(195)
Exceptional finance (charges) credits	(5)	—	3	—	—	—

(Loss) profit on ordinary activities before taxation	(389)	(263)	(515)	(1,276)	128	212
Tax on (loss) profit on ordinary activities	103	65	(24)	(107)	62	103

(Loss) profit on ordinary activities after taxation	(286)	(198)	(539)	(1,383)	190	315
Equity dividends — paid and proposed(2)	(47)	—	—	—	—	—

Retained (loss) profit	(333)	(198)	(539)	(1,383)	190	315

(Loss) earnings per share — basic	(16.6p )	(11.3p )	(29.2p )	(73.3p )	9.9p	16.4¢
(Loss) earnings per share — diluted	(16.6p )	(11.3p )	(29.2p )	(73.3p )	9.8p	16.2¢
Dividends per share(2)	2.8p	—	—	—	—	—
Dividends per share(2) (US dollars at date of payment)	4.5¢	—	—	—	—	—

*	Included within joint ventures’ goodwill amortization of £1,070 million for fiscal 2002 is £971 million in respect of an impairment of KirchPayTV goodwill (see Notes 4 and 14 of Item 18).

All results relate to continuing operations.

	Year ended June 30,

	1999		2000	2001	2002	2003	2003(1)

	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	£1,644		£1,911	£2,296	£2,707	£3,082	$5,094
Amortization and impairment of intangible fixed assets	(12)		(12)	(58)	(145)	(5)	(8)
Operating profit (loss)	118		(247)	(176)	(30)	370	610
Joint ventures’ goodwill amortization, net	—		(10)	(71)	(712)	—	—
Income (loss) before income tax	2		(473)	(660)	(940)	259	428
Net (loss) income	(14)		(351)	(625)	(1,047)	286	473
Basic (loss) earnings per share	(0.8p	)	(20.1p )	(33.8p )	(55.5p )	14.9p	24.7¢
Diluted (loss) earnings per share	(0.8p	)	(20.1p )	(33.8p )	(55.5p )	14.7p	24.3¢
Basic (loss) earnings per ADS(3)	(3.2p	)	(80.3p )	(135.4p )	(221.9p )	59.7p	98.6¢
Diluted (loss) earnings per ADS(3)	(3.2p	)	(80.3p )	(135.4p )	(221.9p )	58.9p	97.4¢

	As at June 30,

	1999	2000	2001	2002	2003	2003(1)

	(in millions)
Balance Sheet:
Amounts in accordance with UK GAAP
Total assets	£1,187	£3,280	£3,877	£2,201	£2,025	$3,347
Long-term debt	(715)	(1,412)	(1,768)	(1,577)	(1,152)	(1,904)
Total liabilities	(1,735)	(2,483)	(2,816)	(2,502)	(2,131)	(3,522)
Net (liabilities) assets	(548)	797	1,061	(301)	(106)	(175)
Shareholders’ (deficit) funds	(548)	797	1,061	(301)	(106)	(175)
Capital stock(4)	1,566	3,123	3,920	3,879	3,806	6,291
Shares in issue (number)	1,726	1,826	1,889	1,893	1,938	1,938

	As at June 30,

	1999	2000	2001	2002	2003	2003(1)

	(in millions)
Amounts in accordance with US GAAP
Total assets	£1,428	£3,060	£4,209	£2,853	£2,810	$4,645
Long-term debt	(715)	(1,412)	(1,768)	(1,577)	(1,152)	(1,904)
Total liabilities	(1,327)	(2,379)	(3,359)	(2,994)	(2,362)	(3,904)
Net assets (liabilities)	101	681	850	(141)	448	741
Shareholders’ funds (deficit)	101	681	850	(141)	448	741
Capital stock(4)	1,566	3,123	3,920	3,879	3,806	6,291
Shares in issue (number)	1,726	1,826	1,889	1,893	1,938	1,938

	As at June 30,

	1999	2000	2001	2002	2003

	(in thousands)
Distribution of Sky Channels
DTH subscribers	3,460	4,513	5,453	6,101	6,845
Cable subscribers	3,778	3,735	3,486	4,091	3,871
DTT — UK(5)	204	740	1,105	—	1,510

Total UK and Ireland	7,442	8,988	10,044	10,192	12,226

(1)	Solely for convenience, pounds sterling amounts for the year ended June 30, 2003 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003, which was US$1.6529 per £1.00.

(2)	An interim dividend of £47.3 million, representing 2.75p per share was paid for fiscal 1999. No final dividend was paid for fiscal 1999. No interim or final dividends have been paid or proposed for fiscal 2000, 2001, 2002 or 2003.

(3)	In prior period reporting, the (loss) earnings per ADS have been calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On December 23, 2002 the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior period (loss) earnings per ADS have been calculated using a weighted average number of

ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. (Loss) earnings per ADS is not exactly four times (loss) earnings per share due to rounding differences.

(4)	Capital stock includes called-up share capital, share premium, shares to be issued and merger reserve (see Note 24 within Item 18).

(5)	From fiscal 2003, the number in respect of DTT consists of the Broadcasters’ Audience Research Board’s (“BARB’s”) estimate of the number of homes in the UK with access to Freeview services. Up to and including fiscal 2001, this number comprised subscribers to ITV Digital’s DTT service. For further details see Item 4 “Distribution”.

Factors which materially affect the comparability of the selected financial data

Accounting changes

      During fiscal 2003, US accounting standard SFAS No. 142, Goodwill and Other Intangible Assets, was implemented. The impact of the adoption of this standard is described in Item 18, Note 28 (i).

      During fiscal 2001, UK accounting standard FRS 19, Deferred Tax, was adopted.

      During fiscal 2001, US accounting standard SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was implemented. The impact of the adoption of this standard is described in Item 18, Note 28 (i).

      During fiscal 2000, US accounting standard SAB 101, Revenue Recognition in Financial Statements, was adopted.

Business combinations

      On April 14, 2000, we completed the acquisition of a 24% interest in KirchPayTV (subsequently diluted to 22.03%). We gross equity accounted for our share of results of this joint venture from April 14, 2000 until February 8, 2002 under UK GAAP, and until December 31, 2001 under US GAAP. See the consolidated financial statements for further information relating to our accounting treatment of our investment in KirchPayTV under UK and US GAAP.

      During fiscal 2001, we completed the acquisitions of BiB and SIG. The results of these acquisitions were consolidated from the respective dates of acquisition.

Exchange rates

      A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 5 — “Operating and Financial Review and Prospects”.

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

Month	High	Low

May 2003	1.6484	1.6020
June 2003	1.6840	1.6278
July 2003	1.6718	1.5867
August 2003	1.6170	1.5728
September 2003	1.6642	1.5732
October 2003	1.7025	1.6598

Year Ended June 30,	Average(1)

1999	1.6421
2000	1.5919
2001	1.4509
2002	1.4479
2003	1.5915

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

      On November 26, 2003 the noon buying rate was US$1.7090 per £1.00.

RISK FACTORS

      This section describes the significant risk factors affecting our business. These risks could materially adversely affect our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

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

      Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, comprise principally ntl Group Ltd. (“ntl”) and Telewest Communications plc (“Telewest”). We understand that Telewest is in the process of completing a financial restructuring with its bondholders and shareholders (see Item 4 “Distribution — Cable Distribution — United Kingdom”).

      Economic or market factors, or a change in strategy as it relates to the distribution of our channels by ntl or Telewest, may adversely influence the wholesale revenue we receive from ntl or Telewest which would negatively affect our business.

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

      Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce programming content, and attractively package and offer it to our customers at competitive prices. The program content and third party program services we have licensed from others are subject to fixed term contracts which will expire. We cannot assure you that program content or third party program services (whether on a renewal or otherwise) will be available to us on acceptable terms, or at all, and if so available, that such program content or program services will be attractive to our customers.

Our business is heavily regulated and changes in regulations (or changes in interpretation of regulations) or failure to obtain required regulatory approvals could adversely affect our ability to operate.

      We are subject to regulation primarily in the UK and the European Community. The regimes which affect our business include broadcasting, telecommunications, and competition (anti-trust) laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, or other aspects of our business, could have an adverse effect on BSkyB’s or any competitor’s business and results of operations.

      On December 17, 2002, following an investigation and the submission by BSkyB of written and oral representations, the Office of Fair Trading (“OFT”) announced that BSkyB had not been found in breach of the Competition Act 1998. Both ntl and the liquidator of ITV Digital requested, under the Competition Act 1998, the OFT to vary or withdraw its decision concerning BSkyB. On July 29, 2003, the OFT announced that it had rejected both applications. The period in which both ntl and the liquidator of ITV Digital had the right to appeal this decision of the OFT to the Competition Appeals Tribunal has now expired, without any appeal having been made. See Item 4 “Government Regulation — UK Competition Law Regime — The Competition Act 1998”.

      The European Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the European Economic Area (“EEA”), including the sale of exclusive broadcast rights to Premier League football by The Football Association Premier League Limited (“FAPL”). On June 21, 2002, BSkyB Limited and the FAPL notified BSkyB Limited’s current arrangements for the broadcast of FAPL football matches to the European Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission. On December 20, 2002, the European Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. BSkyB has received several requests for information from the European Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004–2007. Whilst this EC investigation remains ongoing, the FAPL announced that BSkyB has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football, two “near live” packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in the Republic of Ireland and two “near live” packages of rights in the Republic of Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. BSkyB is currently unable to assess whether this EC investigation will have a material effect on the Group and its financial results.

      We cannot assure you that we will succeed in obtaining all requisite approvals in the future for our operations without the imposition of restrictions which may have an adverse consequence to us nor that compliance issues will not be raised in respect of operations conducted prior to the date of filing of this Annual Report on Form 20-F.

Our business is reliant on technology which is subject to risk, change and development.

      We are dependent upon satellites which are subject to significant risks that may prevent or impair proper commercial operations, including defects, destruction or damage, and incorrect orbital placement. If we were unable to obtain sufficient satellite transponder capacity in the future or our contracts with satellite providers were terminated, this would have a material adverse effect on our business and operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of our transmission or uplinking facilities, could have a material adverse effect on our business and operations. We employ encryption technologies which protect against unauthorized access to our services. Whilst these encryption technologies have so far been resilient to piracy, and we continue to work with our technology supplier to maintain this status, there can be no assurance that they will not be compromised in the future. We have made and continue to make significant investment in our customer relationship management technology.

      Were any of these technologies to fail, this could have a material adverse effect on our business.

      We license conditional access software and receive a number of related support services, including the provision of smart cards, from NDS Limited, which is our sole supplier of such technology. Were NDS unable to continue to provide us with such services our business could be negatively affected.

      There is a large existing population of digital set-top boxes (in which we have made a significant investment and which are owned by customers). Were a significant number of these to suffer failure, or were our set-top boxes to be rendered either redundant or obsolete by other technology or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade the existing population of set-top boxes this could have a material adverse effect on our business.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE GROUP AND BUSINESS OVERVIEW

Introduction

      British Sky Broadcasting Group plc and its subsidiaries operate a leading pay TV service, principally in the United Kingdom (“UK”) and the Republic of Ireland (“Ireland”). We acquire programming to broadcast on our own channels and supply certain of those channels to cable operators for them to retransmit to their subscribers. We also retail our channels, together with channels broadcast by third parties, to DTH subscribers and certain of our channels (together with channels broadcast by third parties) to a limited number of DSL subscribers. We also make three of our channels available free-to-air via the UK DTT platform.

      At September 30, 2003, there were approximately 12,576,000 subscribers to our pay TV service in the UK and Ireland. Of these, 7,015,000 were digital DTH subscribers (the remainder being subscribers of the cable operators to whom we supply certain of our channels). According to estimates of the Broadcasters Audience Research Board (“BARB”), there were 1,710,000 homes in UK capable of receiving certain of our channels via the DTT platform. Our total revenues in fiscal 2003 were £3,186.0 million (fiscal 2002: £2,776.1 million; fiscal 2001: £2,306.0 million). This was derived from £2,341.2 million in subscription fees from DTH viewers (fiscal 2002: £1,929.2 million; fiscal 2001: £1,536.7 million), £202.2 million in subscription fees from cable platform operators (fiscal 2002: £279.4 million (subscription fees from cable and DTT platform operators); fiscal 2001: £299.1 million (subscription fees from cable and DTT platform operators)), £283.6 million in advertising sales revenue (fiscal 2002: £250.7 million; fiscal 2001: £270.5 million), £218.3 million in interactive revenue (fiscal 2002: £186.0 million; fiscal 2001: £93.0 million) and £140.7 million in other revenue (fiscal 2002: £130.8 million; fiscal 2001: £106.7 million).

      We are engaged in television broadcasting, together with certain ancillary functions, principally within the UK and Ireland, with activities conducted principally from the UK. All of our turnover principally arises from services provided to retail and wholesale customers within the UK, with the main exception of £92.9 million (fiscal 2002: £62.4 million; fiscal 2001: £32.6 million) which arises from services provided to retail and wholesale customers in Ireland and £9.0 million (fiscal 2002: £7.7 million; fiscal 2001: £5.4 million) which arises from services provided in the Channel Islands.

      As set forth herein, references to fiscal years are to our fiscal years which ended on the Sunday nearest to June 30, in each year. We publish our financial statements in British pounds sterling (£). References herein to “US dollars”, “dollars”, “US$”, “$” and “¢” are to currency of the US, references to “Euro” and “€” are to currency of the European Community and references to “pounds sterling”, “£”, “pence” and “p” are to currency of the UK. Certain pounds sterling amounts stated herein have been translated into US dollars at an assumed rate solely for the convenience of the reader and should not be construed as representations that such US dollar amounts actually represent such pound sterling amounts or that such pound sterling amounts could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated herein, such US dollar amounts have been translated from the corresponding pound sterling amounts at the noon buying rate in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on June 30, 2003, which was $1.6529 per £1.00. For information with respect to exchange rates, see Item 3 “Key Information — Exchange Rates”.

      Our Consolidated Financial Statements included herein are prepared in accordance with accounting principles generally accepted in the UK. UK GAAP differs in certain significant respects from accounting principles generally accepted in the US. A discussion of the principal differences between UK GAAP and US GAAP is contained in Note 28 within Item 18.

      Certain terms used herein are defined in the Glossary which appears at the end of this Form 20-F.

      The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on April 25, 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44(0)870 240 3000. A list of our significant subsidiaries is set out in Note 15 within Item 18.

Programming

      We provide viewers with a broad range of programming options. Our programming is an important factor in generating and maintaining subscriptions to our channels by viewers. With respect to the channels we own and operate, we incur significant expense to acquire exclusive pay TV rights to films, the exclusive rights to broadcast certain sports events live and rights to other general entertainment programming. We are dependent upon the licenses which grant us these rights as well as our satellite television services licenses, telecommunication licenses and authorizations. We also produce and commission original entertainment programming. We have also acquired the rights to market the television services of third parties to DTH viewers. Currently, we own, operate and distribute 15 Sky Channels via our digital service (or 25 including multiplexed versions of the Sky Channels but excluding the business channels SkyVenue and the Pub Channel). We also currently retail to DTH viewers 82 Sky Distributed Channels (including multiplexed versions of channels). We do not own the Sky Distributed Channels (although we have an equity interest in certain of them). In addition to the Sky Distributed Channels, we currently retail to Sky digital subscribers the digital audio services Music Choice and Music Choice Extra, nine radio services and the Sky Box Office service. In September 2001, we ceased broadcasting our residual analog services.

      The current Sky Channels are Sky Movies 1 (which was previously branded Sky Movies Premier and which has four multiplex versions: Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9), Sky Movies 2 (which was previously branded Sky Movies Max and which has three multiplex versions: Sky Movies 4, Sky Movies 6 and Sky Movies 8), Sky Cinema 1 (which was previously branded Sky Movies Cinema and which has one multiplex version: Sky Cinema 2), Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra (previously Sky Sports Extra), Sky Sports News, Sky One (and its multiplex version, Sky

One Mix), Sky News, Sky Travel, (including its multiplex version, Sky Travel Extra), Sky Travel Shop and three music channels: Flaunt, The Amp and Scuzz. Our channels’ multiplexes are versions of the primary channels on which the programs are substantially the same as those on the primary channel, but are transmitted at different times.

      We retail to our DTH customers various combinations of the Sky Basic Channels and the Sky Distributed Channels (other than the Premium Sky Distributed Channels) as basic tiers of programming, ranging from 7 to 92 television channels (as well as certain music audio and radio services). All of these basic packages are collectively called the “Basic Packages”. Our DTH subscribers either subscribe to one of the Basic Packages alone (or together with any one or more Premium Sky Distributed Channel) or receive one of the Basic Packages within the cost of any of the Sky Premium Channels that the subscriber receives. We also offer Sky Box Office and Music Choice and Music Choice Extra to DTH subscribers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice and Music Choice Extra and the Sky Distributed Channels (other than QVC) are encrypted in order to limit access to paying subscribers only.

      Both ntl and Telewest currently carry all of the Sky Premium Channels, although both offer our movie multiplex channels only to their digital cable subscribers. ntl also carries on its digital networks all of the Sky Basic Channels other than Sky Travel Shop. Telewest carries three of the eight Sky Basic Channels (excluding multiplex versions). Both ntl and Telewest also carry some Sky Box Office events for re-transmission to their cable subscribers, but do not carry the Sky Box Office movie service.

      According to surveys produced by BARB, as of June 30, 2003, an estimated 27% of the estimated 24.8 million TV homes in the UK were equipped with digital satellite reception equipment; 14% subscribed to a cable TV or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 6% had digital terrestrial television. According to BARB estimates, in the UK the Sky Channels accounted for an estimated 29% of viewing in homes with cable or satellite reception equipment of all satellite and cable channels (or an overall 12% viewing share of all channels available within satellite and cable homes during the same period) and the Sky Distributed Channels accounted for the majority of the balance of viewing of satellite and cable channels.

      For the year ended June 30, 2003, BARB estimates that 42% of all viewing in UK homes with digital satellite reception equipment (“digital satellite homes”) was of channels available via the satellite platform other than BBC1, BBC2, ITV1, Channel 4 and “five”. BARB estimates that in the same period Sky Channels accounted for 32% of multi-channel viewing in UK digital satellite homes, with an overall 16% viewing share across all channels available (including the traditionally analog terrestrial channels) within digital satellite homes.

      In addition to owning the Sky Channels, we hold significant equity interests in ventures that own fifteen (not counting multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK and Ireland. In addition to the fifteen Sky Distributed Channels, we also have a significant equity interest in the venture operating the audio services Music Choice and Music Choice Extra (this venture also operates in certain international territories) and a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia.

Premium Channels

Sky Premium Channels

Sky Movies 1 and 2

      Sky Movies 1 and 2 operate 24-hours per day, seven days a week and principally show the licensor’s output of recent release movies, made-for-TV movies and certain library movies (in respect of which we are typically granted exclusive pay TV rights to broadcast the licensor’s output during the relevant pay TV window) distributed by major Hollywood and independent US and European licensors.

      As of June 30, 2003, over 97% of movie subscribers subscribed to both of the Sky Movies channels.

      In the last three years, we have also been involved in financing the production of feature films to be exploited on television, including on our own movie channels.

Sky Sports 1, Sky Sports 2, Sky Sports Xtra

      Both Sky Sports 1 and Sky Sports 2 provide on average 20 hours or more of sports programming per day, including live coverage of certain popular sports events. At June 30, 2003, there were approximately 5.2 million UK and Irish DTH and cable subscribers to either Sky Sports 1 or Sky Sports 2 and over 97% of these sports subscribers subscribed to both Sky Sports 1 and Sky Sports 2.

      Since July 2003, Sky Sports Xtra has been available as a premium à la carte service as well as being provided as a free channel to DTH subscribers to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra broadcasts primarily non-UK sports such as NFL, international cricket, Masters tennis, NBA, UEFA Champions League football (soccer) and Spanish League football.

      Our programming rights for the Sky Sports channels include exclusive rights to broadcast live in the UK and Ireland a number of important football, rugby, cricket, golf and boxing events. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.

      On August 8, 2003, October 3 and October 30, 2003, it was announced that the Group had successfully bid for all four packages of exclusive live UK rights to Football Association Premier League (“FAPL”) football, two “near live” packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in Ireland and two “near live” packages of rights in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. The European Commission is investigating the bidding process undertaken by the FAPL in relation to the collective selling of Premier League football rights.

Sky Bonus Channels

Sky Cinema 1, Sky Sports 3

      Sky Cinema 1 operates 24-hours per day, seven days a week and primarily features older or classic films. It is available free to DTH and cable subscribers who subscribe to both of our Sky Movies channels. There is one Sky Cinema 24-hour multiplex, Sky Cinema 2.

      Sky Sports 3 currently offers on average 14 hours of sports programming each day. It is available free to DTH and cable subscribers who subscribe to either Sky Sports 1 or Sky Sports 2.

Premium Sky Distributed Channels

The Disney Channel

      Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute the Disney Channel and three additional multiplexes to the core Disney Channel via DTH, in the UK and Ireland, as a bonus channel to those of our DTH subscribers receiving both of our Sky Movies channels and to other digital DTH subscribers on an à la carte basis.

Chelsea TV

      In August 2001, we entered into a joint venture with Chelsea Village plc in respect of Chelsea Digital Media Limited (in which we own a 20% equity interest) to establish and operate a digital subscription pay TV channel dedicated to showing certain programming relating to Chelsea Football Club. We offer Chelsea TV to our DTH subscribers solely on an à la carte basis.

MUTV

      We are party to a joint venture, MUTV Limited, with Manchester United PLC and Granada Media Group Ltd (each party owning a 33.33% equity interest in MUTV) to operate a digital subscription pay TV channel dedicated to showing certain programming relating to Manchester United Football Club. We offer MUTV to our DTH subscribers solely on an à la carte basis and also act as agent for the cable carriage of MUTV in the UK and Ireland.

FilmFour

      We offer FilmFour, a pay TV film channel operated by Channel 4, together with its two multiplexes, “FilmFour+1” and “FilmFour Weekly”, to our DTH subscribers solely on an à la carte basis.

Artsworld

      Artsworld, a pay TV channel (in which we own a 50% equity interest) broadcasting arts-oriented programming, including classical music, opera and dance, launched in December 2001. We offer Artsworld to our DTH subscribers solely on an à la carte basis.

Star News / Star Plus

      Star News, a world news pay TV channel, and Star Plus, a general entertainment pay TV channel, (both targeting the Indian sub-continent audience resident in the UK and Ireland), were launched via our digital platform in January 2001. We offer Star News and Star Plus together (but not individually) to our DTH subscribers solely on an à la carte basis.

Basic Packages

Sky Basic Channels

      Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-34 age group audience and includes first-run US entertainment programs and UK commissioned factual and drama series. Based upon BARB surveys, during the 52 weeks ended June 30, 2003, Sky One was viewed by approximately 43.8% of individuals in all UK TV homes. In December 2002, we launched Sky One Mix, a multiplex version of Sky One.

      Sky News provides 24-hour national and international news coverage. Sky News is broadcast unencrypted and can be seen by all DTH viewers capable of receiving transmissions from the Astra satellites via which we broadcast our services and internationally in over 80 countries. Sky News is also distributed by all UK cable operators and by certain third party operators outside the UK.

      Sky Sports News is currently available to our DTH subscribers and to subscribers to ntl’s and Telewest’s digital cable television services.

      Sky Travel features travel related programming currently available to DTH subscribers and to subscribers to ntl’s digital cable television services. In August 2002, we launched Sky Travel Extra offering travel programming and the opportunity for Sky Travel DTH viewers to purchase a wide range of holidays via their television set. In February 2003 we also launched Sky Travel Shop, a tele-shopping channel offering DTH viewers holiday packages to purchase via the telephone or online.

      Versions of Sky News, Sky Sports News and Sky Travel are available as part of the free-to-view service on DTT (See “Distribution” below).

      In April 2003, we launched three interactive music channels, Flaunt, The Amp and Scuzz, currently available to our DTH subscribers and to subscribers to ntl’s digital cable television services.

Basic Sky Distributed Channels

      We typically have the exclusive right to offer the basic Sky Distributed Channels to residential DTH viewers in the UK and Ireland.

      We currently act as an agent for The History Channel, the Biography channel, MUTV, Granada Men & Motors and Granada Plus for the sale of these channels and their multiplexes (where relevant) to cable operators in the UK and Ireland, and have the non-exclusive right to distribute the Disney Channel to cable operators. The owners of the Sky Distributed Channels generally sell their own advertising time on such channels, although we act as an advertising sales agent for The History Channel, the Biography channel, the National Geographic Channel, Adventure One, MUTV, Chelsea TV, Hallmark, the six EMAP music channels (Q, Kiss, Magic, Kerrang, Smash Hits and The Box) and the eight Discovery Channels (Discovery, Home and Leisure, Travel and Adventure, Wings, Sci-Trek, Civilisations, Health and Animal Planet), on a commission basis as well as for these channels’ multiplexes other than The Hits and Discovery Kids.

Music Choice

      We offer Music Choice, a 24-hour digital audio service consisting of 10 audio channels, to all DTH subscribers. This is included in each of our Basic Packages. In addition, Music Choice Extra, which consists of 30 digital audio channels, is available to our DTH subscribers as an à la carte premium service.

Pay-per-view

      With our Sky Box Office service, we currently offer our DTH subscribers 62 screens of TV premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from movie distributors which enable us to show their movies on Sky Box Office. We also offer seven screens of adult movies, between 10 pm and 6 am, to our DTH subscribers via our “18 Plus Movies” service.

      Following our purchase of exclusive DTH pay-per-view rights to Premier League football matches (for the seasons 2001/02-2003/04 inclusive), a further 40 matches (over and above those matches broadcast on our Sky Sports channels) are available on a pay-per-view basis via our “Premiership Plus” service for the current football season, either for a per-match price or for a one-off “season ticket” price.

      In addition to our own pay-per-view services, we retail to our DTH subscribers six third party adult services on a pay-per-night basis.

Distribution

      We distribute our programming services directly to DTH subscribers through the Basic Packages and the Premium Channels. Cable subscribers, by contrast, contract with their local cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us which they combine with other channels from third parties. Prior to its closure in April 2002 we supplied versions of certain of the Sky Channels to ITV Digital on wholesale terms. These arrangements with ITV Digital made a material contribution to our operating profit.

	As at June 30,			As at
				September 30,
	2001	2002	2003	2003

	(in thousands)
Distribution of Sky Channels
DTH subscribers	5,453	6,101	6,845	7,015
Cable subscribers	3,486	4,091	3,871	3,851
DTT — UK(1)	1,105	—	1,510	1,710

Total UK and Ireland	10,044	10,192	12,226	12,576

(1)	From fiscal 2003, the number in respect of DTT consists of BARB’s estimate of the number of homes in the UK with access to Freeview services. Up to and including fiscal 2001, this number comprised subscribers to ITV Digital’s DTT service.

DTH Distribution

      We launched Sky digital, our digital DTH service, in October 1998 and we terminated our previous analog service in September 2001. During fiscal 2003, whilst there were 1,355,000 new subscribers to Sky digital, digital churn in that same period was 611,000. Digital DTH churn in total was 9.4% in fiscal 2003 (digital churn fiscal 2002: 10.5%; total churn fiscal 2001: 10.0%). We define digital churn as the number of digital DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period.

      As at September 30, 2003, we had a total of 7,015,000 DTH subscribers, with the Sky World package (the channel package containing all of the Sky Premium Channels and the largest number of basic channels) taken by over 54% of our DTH subscribers.

      In fiscal 2003, we achieved an annual net growth of 744,000 digital DTH subscribers. The future demand and speed of take up of our digital service will depend upon the attractiveness of our digital service, the marketing initiatives adopted both by us and others and the competitive pressures resulting from the availability of competing services such as analog and digital terrestrial and analog and digital cable television.

      In fiscal 2003 we derived £2,341.2 million of our total revenues from DTH subscription revenues, which are a function of the number of subscribers, the mix of services taken and the rates charged in subscription fees from DTH viewers (fiscal 2002: £1,929.2 million; fiscal 2001: £1,536.7 million).

      In the UK, the price to a DTH subscriber of our basic package containing the largest number of basic channels is currently £18.50. In 2001 and 2002 it was £16; in 2000, it was £13. Depending upon the number of Sky Premium Channels taken (which currently can be between one and five (plus multiplexes)), the price to that same DTH subscriber in the UK of taking Sky Premium Channels currently ranges between £24.50 and £38 (2002: between £26 and £37; 2001: between £24 and £34; 2000: between £21 and £32).

      In Ireland, the price to a DTH subscriber of our basic package containing the largest number of basic channels is currently €26.99 (€27 between January and September 2002) (fiscal 2002: IR£16, IR£21.26 or €27; fiscal 2001 IR£13 or IR£16). Depending upon the number of Sky Premium Channels taken (which currently can be between one and five (plus multiplexes)), the price to that same DTH subscriber in Ireland of taking Sky Premium Channels currently ranges between €34.61 and €60 (fiscal 2002: between IR£24 and IR£41.74 or between €37 and €53; fiscal 2001: between IR£21 and IR£36).

      We offer our DTH services to both residential and commercial DTH subscribers in the UK and Ireland. Our commercial subscribers include offices, retail outlets, hotels, pubs and clubs.

      At June 30, 2003, residential and commercial DTH subscribers represented approximately 64% (the balance being made up of subscribers to our wholesale customers) of the total number of UK and Ireland subscribers to our services.

Digital Satellite Equipment

UK

      In order to receive our Sky digital service, viewers are required to have a digital satellite system which includes a satellite dish and LNB, a digital set-top box and a remote control. When we launched Sky digital, the cost of this equipment to the customer without the benefit of any subsidy would have been approximately £400. With the benefit of a subsidy provided by BiB it was £199 (for new customers) or £159 (for existing Sky analog customers). In 1999, we began a new initiative to accelerate the take up of digital satellite by offering free digital satellite systems. During 2002, in order to receive a free digital satellite system a subscription to our services was required. However, from January 1, 2003 we offered free set-top boxes without a requirement to subscribe to one of our services (which was also the case prior to 2002). Recipients of free set-top boxes are still required to pay for installation and enter into a contract which requires them to connect the set-top box to a telephone line which is fully operational and able to make outbound calls for a 12 month period. From time-to-time, promotional offers are run and installations may be purchased at discounted prices to those stated below.

      The services which a non-subscriber taking up the free box offer receives will depend upon the number of unencrypted services available on the Astra satellite system and also on whether third party broadcasters of encrypted non-subscription channels take the relevant conditional access services to make their channels available to satellite viewers who do not subscribe to pay TV.

      The retail price for a set-top box during fiscal 2003 to a customer taking up the free equipment offer has been as follows:

Price (one-off ) for set-top box to subscribers	Price including VAT
from January 1, 2002	Free
Price (one-off ) for set-top box to non-subscribers
until December 31, 2002	£169
from January 1, 2003	Free

      Our charges for standard installation of satellite equipment during fiscal 2003 have been as follows (charges for installations which are non-standard vary):

Installation charge (one-off ) to subscribers		Price including VAT
from June 5, 2002	Sky World subscribers	£60
	all other subscribers	£100
Installation charge (one-off) to non-subscribers
until December 31, 2002		£100
from January 1, 2003		£120

      We also offer our subscribers the opportunity to purchase up to three extra standard set-top boxes for use at the same residence as their original set-top box which enables them to watch different satellite programs in different rooms at the same time using just one satellite dish. As well as the cost of the extra set-top box (currently £99 when taken with an extra Sky digital subscription), an installation charge and monthly subscription charge (discounted as against our standard subscription charges) are also payable by the subscriber. With each additional subscription the customer is able to obtain all the channels in his or her subscription for the original set-top box on each extra set-top box.

      The prices for an extra set-top box (“Extra Digibox”) to our subscribers for equipment, installation and subscription have been as follows:

Price for each additional Extra Digibox
Price of set-top box until October 7, 2002	£169
Price of set-top box from October 8, 2002	£99	*
Installation charge (standard)	£50
Incremental charge for any other installation (standard) at same time	£25
Monthly subscription until October 7, 2002 (regardless of package subscribed to)	£12
New monthly subscriptions from October 8, 2002 (regardless of package subscribed to)	£15

*	when taken with an extra Sky digital subscription

      During fiscal 2003, we have continued to offer Sky Plus (“Sky+”). Customers pay a one-off fee for the Sky+ box and must also pay a monthly subscription to use its recording features. The prices for equipment, installation and subscription have been as follows:

Price for Sky+
Price of set-top box until October 7, 2002	£300
Price of set-top box from October 8, 2002	£250
Price of set-top box from March 1, 2003	£249
Price of set-top box from August 22, 2003	£199
Installation charge for Sky digital subscribers (standard)	£50
Installation charge for non-Sky digital subscribers until March 7, 2003 (standard)	£100
Installation charge for non-Sky digital subscribers from March 8, 2003 (standard)	£120
Incremental charge for any other installation (standard) at same time until October 1, 2003	£25
Incremental charge for any other installation (standard) at same time from October 1, 2003	£10
Monthly subscription for Sky+ functionality*	£10

*	Since October 1, 2003, this monthly subscription fee has not been applicable to any DTH subscriber taking two or more Sky Premium Channels (excluding bonus and stand-alone premium channels).

      Both satellite equipment and subscriptions to our DTH service are offered by us directly and by a variety of retailers. Such retailers generally receive payments from us in connection with the supply of satellite reception equipment under our free digital satellite equipment initiative and commission for the sale of subscriptions to our DTH services. The level of sales of subscriptions varies depending upon the time of the year and the degree of promotion and special offers. Installation services are provided to customers by some of the smaller retailers. We provide installation and equipment repair services through Sky In-Home Service Limited (“SHS”), an installation company which is one of our subsidiaries. In fiscal 2003, approximately 1.0 million DTH systems were installed in the UK by or on behalf of SHS (2002: 1.3 million; 2001: 2.1 million).

      We have built digital transmission and uplink facilities and have developed (in conjunction with others on a commissioned or licensed basis) a digital conditional access system, customer management systems, electronic program guide and navigation technology, as well as applications and online return path infrastructure to permit the offering by us of interactive television services. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to develop digital satellite set-top boxes based upon our specifications. One manufacturer supplies television sets containing integrated digital satellite and DTT receivers.

      At June 30, 2003, we had entered into agreements committing us until the end of June 2004 to purchase 1.1 million digital satellite set-top boxes from four manufacturers. Our agreements set the price to us of the set-top boxes until the end of July 2004.

      Sky+ is a set-top box that we have developed, which contains two satellite tuners and an integrated personal television recorder allowing approximately 20 hours of programming to be recorded directly on to a hard-disk recording facility contained within the set-top box. This enables digital satellite viewers to watch one live digital satellite program (or a previously recorded program) while simultaneously recording another, pause or rewind live TV and automatically record some series of favorite programs.

      From time to time, we update the functionality of Sky+ (and the digital satellite set-top boxes) using software downloads into the set-top box, broadcast via satellite.

Ireland

      In Ireland, both satellite equipment and subscriptions to our services are offered directly by us and by a large number of Irish retailers. Such retailers, like their UK counterparts, generally receive payments from us in connection with the supply of satellite reception equipment under our free digital satellite equipment initiative and commission for the sale of subscriptions to Sky’s services sold to DTH customers in Ireland. Some of the channels offered in Ireland differ to those offered in the UK.

      At September 30, 2003, there were approximately 297,000 DTH subscribers to our services in Ireland.

      Whilst our digital DTH services have been available in Ireland since December 1998, it was not until September 2000 that we made available to DTH subscribers in Ireland a free set-top box offer. To benefit from this offer, customers in Ireland must subscribe to our services. In September 2002, a limited range of online interactive services were provided to our DTH subscribers in Ireland for the first time.

Interactive

      Our digital DTH service allows a broadcaster, such as ourselves, to develop and offer its viewers enhanced and interactive services as well as offering additional functionality. We offer enhanced broadcast applications behind a number of Sky Channels including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels) and Sky News Active (behind Sky News). BSkyB, as well as other broadcasters, is enhancing its channels with interactive services which can be accessed whilst the programming on the channel stays in view. In fiscal 2003, we derived £218.3 million in interactive revenue (fiscal 2002: £186.0 million; fiscal 2001: £93.0 million).

      Currently, in addition to the Sky Active portal (see “Sky Interactive” below), a range of other interactive services is available, and DTH customers can access these services by means of either stand alone portals (Sky Active being one of them) or in conjunction with certain broadcast channels. Services provided in this manner include competitions, voting, messaging services, quizzes, games and betting some of which relate to the program content.

      Technological advances during the current year have allowed us to implement a multi-platform retail offering using third party fulfillment, and to produce interactive voting applications which can handle a higher level of call volumes. In addition, we have developed our browser technology, allowing betting and other applications to be developed to higher standards.

      We have continued to develop our interactive advertising technology, for the first time developing advertising applications that make use of our browser technology with a view to enabling a wider range of interactive advertising services to be offered.

Sky Interactive

      BiB, through its subsidiary Sky Interactive Limited, provides an interactive TV platform for the development and delivery of interactive services, such as games, home shopping, betting, banking, travel, holiday and e-mail services. It is also used to deliver the interactive services of third parties, such as a UK government information service and the enhanced services of a number of broadcasters. We currently own and operate four stand alone interactive portals on the digital satellite platform which relate to a broad range of interactive services including retail, betting and games.

      Major product launches by us during the year include SkyBetVegas, offering a range of fixed odds betting games.

      Sky Active is currently offered free of charge to all digital satellite viewers and the customer’s telephone line is the return path for these interactive services via a modem in the set-top box. It derives revenues principally from (1) premium rate telephone charges in connection with viewers’ usage of its services (such as pay-per-play games, voting and entries to quizzes), (2) revenue sharing in e-commerce transactions (e.g. retailing or betting) completed on the platform, (3) advertising and (4) tenancy and technology fees charged to content providers that offer services on the platform including licenses of its Wireless Mark-Up Language technology and backend infrastructure to third party broadcasters on the digital DTH platform. In addition, BiB (as well as other companies within the Group) earns revenues from the conditional access and access control charges charged to broadcasters and interactive service providers on the digital DTH platform.

      In addition to the broadcasters who are enhancing their channels with interactivity, there are currently seven third party providers of stand-alone interactive services (i.e. separate to those offered with any television channel) offering a broad range of services including games, home shopping, betting, banking, travel, holiday and e-mail services, as well as a UK government information service.

      Third party channels (and third party stand alone interactive portals such as PlayJam, GoPlayTV, Teletext Holidays, UK online and Fancy A Flutter) are increasingly making use of the interactive potential of the digital satellite platform. Already third party broadcasters such as the BBC, ITV, Channel 4, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Digital Television Production Company Ltd., Cartoon Network and Disney have successfully launched interactive services. These services include enhanced television, information services, games, betting, shopping, voting and quizzes. In October 2002, attheraces (in which we have a 33.3% equity interest) launched an interactive betting service linked to its own dedicated horse racing channel. Third party channels may offer such interactivity in conjunction with Sky Interactive Limited or provide their interactive services independently of Sky Interactive, including making use of competing interactive infrastructures connected to the digital satellite platform.

      Until May 2001, the interactive platform now operated by Sky Interactive was operated through a joint venture, BiB, which was owned 32.5% each by us and by BT Holdings Limited (“BT”), 20% by HSBC Holdings Plc (“HSBC”) and 15% by Matsushita Electric Europe (Headquarters) Limited (“Matsushita”). In May and June 2001, we completed the purchase of the shares in BiB held by the other shareholders through the issue of new BSkyB ordinary shares with a fair market value of £291 million. In November 2002, we issued 43.2 million shares with a fair market value of £253 million to BT, HSBC and Matsushita (“the selling shareholders”) in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the Agreement reached in July 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders’ rights under the earn out provisions. The earn out provisions had provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders.

Cable Distribution

United Kingdom

      Two major multiple system cable operators, ntl and Telewest, operate almost all of the UK broadband cable systems. Both of these operators provide a digital cable service across the majority of their cable systems and each accounts for a substantial proportion of our wholesale revenues, which are revenues derived from the supply of Sky Channels to cable platforms. In fiscal 2003, we derived £202.2 million in subscription fees from cable platform operators (fiscal 2002: £279.4 million (subscription fees from cable and DTT platform operators); fiscal 2001: £299.1 million (subscription fees from cable and DTT platform operators)). We estimate that, as of June 30, 2003, the subscribers to these cable operators’ networks represented approximately 99% of all cable television subscribers in the UK (measured by reference to total cable subscribers).

      We understand that Telewest has recently undergone a financial restructuring and that on September 15, 2003, Telewest announced that it had reached agreement in principle with the ad hoc committee of its bondholders, subject to certain conditions, on the terms of a financial restructuring. Telewest has continued to pay its debts to us as they have fallen due. The Group is keeping its trading relationships with Telewest under close review.

      Although cable operators do not carry all Sky channels, on their digital cable networks both ntl and Telewest carry all of the Sky Premium Channels.

      Both ntl and Telewest carry certain of the Sky Basic Channels, but neither carries the enhanced Sky Channel services, such as Sky News Active and Sky Movies Active. In June 2003, we announced that we had concluded a new agreement with ntl for the supply of nine Sky Basic Channels until the end of 2006.

      Most narrowband cable networks have a more limited channel capacity than digital satellite or digital cable and do not generally carry all Sky Channels.

      At September 30, 2003, there were approximately 3,851,000 UK cable subscribers (including broadband, narrowband and SMATV subscribers) to our programming. During fiscal 2003, the overall trend was a decrease in the cable television subscriber base in the UK. In the first quarter of fiscal 2004, the trend has been a stabilisation of the UK cable television subscriber base, however this may not be indicative of future trends.

      Cable operators pay us a monthly per subscriber fee per channel in respect of their subscribers to the Sky Basic Channels and, for the Sky Premium Channels, a monthly per subscriber fee per package of channels. Since January 2002, the wholesale prices we charge have not included any discount structure. Like the previous rate cards setting out our wholesale prices, the current rate card allows cable operators to offer their customers any choice or combination of the Sky Premium Channels.

      The Sky Basic Channels are not included in our current wholesale rate card and we negotiate separate commercial arrangements with cable operators for the carriage of these channels.

Ireland

      In Ireland, cable subscriber fees for Sky Premium Channels are charged on a per subscriber per channel package basis. The level of prices charged to cable operators for most Sky Channels is lower than in the UK.

      At September 30, 2003, there were approximately 584,000 Irish cable subscribers to our programming. We currently have arrangements in place with ntl Ireland and Chorus, the two leading Irish cable operators, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl Ireland and Chorus, have launched, albeit on a limited basis, digital cable services in Ireland.

DTT Distribution

      Following the closure of the ITV Digital DTT service in April 2002 and the subsequent grant by the UK Independent Television Commission (“ITC”) of the multiplex licenses previously held by ITV Digital to the British Broadcasting Corporation (“BBC”) and to Crown Castle UK Limited (“Crown Castle”), we broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform. According to BARB estimates, as at September 30, 2003, there were 1,710,000 homes in the UK with access to Freeview services via DTT.

Advertising

      In fiscal 2003, we derived £283.6 million of our total revenues from advertising sales revenue (fiscal 2002: £250.7 million; fiscal 2001: £270.5 million).

      In the UK, advertising agencies plan campaigns on behalf of their clients and allocate proportions of each client’s proposed TV spend to the divisions of broadcasters that specialize in the sale of TV advertising, which are known as sales houses. The principal broadcasters in the UK with sales houses aside from us are ITV, Channel 4 and Channel 5.

      Advertising agencies do not buy specific spots (defined as a 30-second commercial) within particular programs. Instead, agencies agree to spend a specified “share” of their clients’ advertising budgets with each broadcaster. These shares are, to a large degree, based on the percentage share of impacts that each sales house delivers. In advertising terms, an impact is defined as an individual watching one thirty-second commercial. The amount of advertising spend a broadcaster receives is proportionate to its share of audience viewing and the perceived quality of that audience.

      We sell (or authorize others to sell) advertising for all of the 15 Sky Channels (as well as for their multiplexes) and around all programs that are broadcast on these channels, irrespective of whether the programming was produced in-house or purchased from a third party. We also act as the advertising representative for the National Geographic Channel, Adventure One, Hallmark, The History Channel, the Biography channel, MUTV, Chelsea TV, the eight Discovery Channels (Discovery, Home and Leisure, Travel

and Adventure, Wings, Sci-Trek, Civilisations, Health and Animal Planet) and the six Emap channels (Q, Kiss, Magic, Kerrang, Smash Hits and The Box). We sell advertising time across all of our channels, but can sell on a specific channel basis where requested.

      Across all UK multi-channel homes, our share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) at June 30, 2003 was (according to BARB estimates) 17.5%, a slight increase from 17.3% at the end of the previous fiscal year (fiscal 2001: 18.0%) (in part due to the growth in subscribers to our channels). Our subscribers’ households tend to be younger and more affluent than the average UK household and reflect the 16-34 year old, ABC1 and male demographic profiles sought by many advertisers. Since our launch of interactive advertising in April 2000 over 300 interactive campaigns have been broadcast by us and others via the digital satellite platform.

Competition

      We are involved in the industry as a channel provider, a distributor of TV services and (in administering through our subsidiary, Sky Subscribers Services Limited, a population of DTH set-top box decoders) a DTH platform operator. We therefore compete with a number of communications and entertainment companies both to obtain programming and for distribution.

Terrestrial Television Channels

      We compete, in the UK, with the five traditionally analog terrestrial channels (BBC1, BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and “five”) broadcasting free-to-air in the UK (which are now also available via DTH, cable and DTT, and, in the case of DTH and DTT, on a free-to-air basis). In Ireland, we compete with RTE1 and Network 2, the Irish language channel TG4 as well as the commercial channel TV3. Amongst other things, we compete with the terrestrial channels in both the UK and Ireland for the acquisition of programming and viewers and we compete with ITV1, Channel 4, “five”, and all of the Irish terrestrial channels for advertising sales also. Because we and the analog terrestrial channels (and other broadcasters) all require films, sports, general entertainment and/or other programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions, which could increase our programming acquisition costs or mean that certain programming in which we are interested may not be available to us.

Cable Operators

Competition in Programming

      Whilst we are currently a leading supplier of premium programming to cable operators in the UK and Ireland, cable operators are potential competitors for programming rights such as exclusive live broadcast rights to certain sporting events. For example, ntl directly bid against us in its attempt to obtain the exclusive live pay TV broadcast rights to Premier League football until the end of the 2003/04 season and ntl and Telewest secured the cable pay-per-view rights to Premier League football until the end of the 2003/04 season. Competition between us and other channel providers or programming providers (including cable operators) may, from time to time, increase our programming costs. Furthermore, Telewest owns and operates one of the largest suppliers of television channels, Flextech, which provides channels to both cable operators and to the DTH platform.

Competition in Distribution

      Cable operators compete with us as an alternative service to DTH distribution and carry the majority of the Sky Channels. There are a limited number of areas where it may not be economically feasible to offer cable TV services, such as some rural areas. Equally, there are also limited areas in the UK, such as conservation areas, where, due to planning and local regulations, DTH satellite reception equipment may not be installed. Both ntl and Telewest provide digital cable services in the UK. ntl Ireland and Chorus offer both analog and digital cable and multipoint microwave distribution system (“MMDS”) television services in

Ireland (albeit on a much smaller scale than in the UK). Cable networks currently extend to cover approximately 48% of UK homes. 46% of Irish homes currently take cable and MMDS television services.

      Cable distribution of the Sky Channels represents a source of additional operating income. A reduction in or the loss of such operating income would negatively affect our business.

Digital Terrestrial Television

      The three Sky Channels transmitted via DTT, together with a number of other free-to-air services (including those provided by the BBC), are marketed under the generic brand “Freeview”. In addition to these channels, there remains some capacity on the DTT platform for other free-to-air channels, and the possibility that a small pay TV service could be introduced in the future.

      It is likely that as a result of the availability of free-to-air television channels via DTT, some consumers will choose to take such free-to-air DTT services in preference to a pay service from us or a cable operator. Since the availability of services under the Freeview brand, as at September 30, 2003, according to BARB estimates approximately 1,710,000 UK homes are able to receive free-to-air services, including certain Sky Channels, via DTT.

      There is currently no DTT service operating in Ireland.

Other Channels

      In addition to competing for programming, advertising and viewers with the Sky Distributed Channels, the Sky Channels face similar competition from other TV channels broadcast via satellite and/or via cable and/or via DTT. Via satellite, these channels may be broadcast in an unencrypted form, automatically-entitled encrypted form or may be independently-retailed pay TV channels. Both the unencrypted form and the automatically-entitled encrypted form channels (which together currently amount to more than 160 digital satellite channels (including radio services)) can be received by anyone with appropriate Astra satellite reception equipment (including a smart card for the reception of automatically-entitled channels) without payment of a subscription fee. Other than the digital satellite versions of the analog terrestrial channels (BBC 1, BBC 2, ITV 1, Channel 4 and “five”), none of these channels individually has a viewing share in the UK that approaches the combined Sky Channels’ share.

      As at November 27, 2003, there were 24 digital encrypted satellite pay TV services for DTH reception retailed independently of us. There were additionally 14 such pay-per-view services, all of which are adult television channels except for the two Setanta Sport pay-per-view services.

Emerging Technologies

      It remains too early to predict the competitive impact of emerging technologies such as video-on-demand (“VOD”), third generation cellular telephone networks (3G) and digital subscriber loop (“DSL”) networks, whether on a program or distribution level.

Home Videos

      Home video sales and rentals (including DVDs) have historically been strong in the UK. In addition to offering viewers an alternative source of programming to terrestrial, cable or satellite TV, the video window (which includes DVDs) for new films generally starts before both the pay TV window and the pay-per-view television window. The video window typically commences approximately six months following a film’s UK cinema release. Currently the pay-per-view television window generally commences six months later. We have been able to develop a significant subscriber base for our pay-per-view services and movie channels notwithstanding such competition from the home video industry and increased competition from DVDs.

Advertising

      Our primary competitors for TV advertising sales are Granada plc and Carlton Communications plc, which between them sell advertising on behalf of all the Channel 3 licensees and ITV 2 (as well as some smaller channels), Channel 4 (which includes E4) and “five”. In October 2003, the Secretary of State for Trade and Industry confirmed that the proposed merger between Carlton and Granada could go ahead if certain undertakings could be agreed between Granada, Carlton and the Office of Fair Trading. We understand that undertakings were agreed on November 14, 2003. Should such a merger go ahead, it is not possible to say what effect, if any, it would have on our business. Based upon the latest BARB survey estimates, ITV 1 and Channel 4 were available to approximately 24.3 and 24.1 million TV homes respectively in the UK (both digital and analog), with approximately 86% of TV homes receiving an acceptable “five” terrestrial analog signal. In addition, according to BARB, approximately 11.5 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV 1 and Channel 4 have a significantly greater overall UK TV viewing share than any individual Sky Channel. As a result of the ability of ITV 1 and Channel 4 to reach almost all UK TV homes, these channels are able to generate greater advertising revenues than we do. We also compete with the Sky Distributed Channels and all other commercial channels for TV advertising sales.

      Within UK satellite and cable TV homes, however, the Sky Channels in aggregate attract viewing levels which are comparable to some of the analog free-to-air terrestrial channels. This suggests to us that, as the number of satellite and cable TV homes increases, our competitive position with respect to advertising revenues may improve. The Sky Channels jointly have an overall viewing share (within UK satellite and cable TV homes) significantly greater than each of Channel 4 and “five” in those homes, although the Sky Channels’ joint viewing share is still less than that of ITV 1 in these homes. However, in UK digital satellite homes, the aggregate viewing share of the Sky Channels is close to that of ITV 1. Based upon BARB surveys for the 52 weeks ended June 30, 2003, the viewing shares in UK satellite and cable homes of the five analog terrestrial channels and the combined Sky Channels were, respectively, BBC1 19.7%, BBC2 7.0%, ITV1 19.4%, Channel 4 6.9%, “five” 4.6%, and the Sky Channels 12.2%, of which Sky One accounted for 29% of the Sky Channels’ viewing share. The remaining 30.2% of viewing was of other (non-Sky) satellite and cable channels.

Technology and Infrastructure

      We control access to encrypted DTH channels through the use of a conditional access system, VideoGuard, as described below. Apart from the smart cards, we do not own the satellite reception equipment in DTH viewers’ homes (this equipment is owned by the subscriber (other than the software in the set-top box to which we retain title), even if they cease to subscribe). All costs associated with the acquisition of subscribers including the cost of satellite reception equipment are charged immediately to the profit and loss account and are therefore not included within capital expenditure. Our overall capital expenditure represented approximately 3% of revenues in fiscal 2003. We have £2.5 million of capital expenditure in fiscal 2004 which has been contracted for, but not provided for in our financial statements, of which approximately 75% relates to information technology infrastructure.

      Underpinning the EPG in the set-top box is an operating system which we license from OpenTV, Inc. The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all set-top boxes once the application is downloaded off-air. This simplifies application development, and ensures universal availability of services to all set-top boxes. The operating system in each set-top box is fully licensed in perpetuity upon payment by us to OpenTV of a per set-top box royalty.

Encryption of Digital Services

      VideoGuard is a conditional access technology which can be used to encrypt and decrypt digital television and audio services. We use it to control DTH viewers’ access to encrypted satellite non-

subscription channels (automatically entitled encrypted form) and encrypted digital pay and pay-per-view TV and audio channels broadcast on digital satellite for reception in the UK and/or Ireland.

      We use the VideoGuard technology and distribute smart cards in the UK and Ireland under an agreement with NDS Limited which expires in 2010, but is renewable, at our option, for a further three years. NDS supplies smart cards and undertakes ongoing security development and other support services in return for the payment of fees by us.

      In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to protect against unauthorized DTH reception of our services. We believe that there are no VideoGuard pirate devices capable of unauthorized decryption of our services at this time in the market. We take, and will continue to take, appropriate measures to counter unauthorized reception, including implementing effective over-the-air countermeasures and seeking available legal remedies, both civil and criminal, reasonably available to us. We also periodically replace smart cards in circulation with smart cards containing progressively more sophisticated technology. Such replacement has the effect of rendering useless smart cards then in circulation, whether genuine or counterfeit. We have recently completed the first periodic replacement of digital smart cards since our digital launch.

      We are actively working with cable companies in the UK to investigate the use of any cable piracy devices. We believe that we have suffered a loss of wholesale cable revenue as a result of the availability of cable piracy devices. We are unable to quantify this loss, including whether or not such amount is material. We have not (to date) invoiced any cable company in respect of such lost cable revenues and therefore such lost revenues have not been recognized within our financial statements.

      In the case of delivery to cable operators, they generally receive our signal via secure landlines. We also, in some cases, provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator’s feed into its cable transmission system, permitting decryption of the signal received from the satellite, which the operator in turn distributes to those of its subscribers who are authorized and equipped to receive the service.

Encryption of Channels Retailed by Third Parties

      Any potential DTH broadcaster wishing to operate and independently retail an encrypted TV service within the UK and Ireland in either analog or digital needs either to acquire an alternative encryption and conditional access technology from someone other than us and build its own decoder base capable of receiving transmissions encrypted using that technology, or, in respect of digital services, to contract with us for conditional access services in respect of access to the installed VideoGuard decoder base.

      We make digital conditional access services available to third-party broadcasters with or without customer billing and other customer management services.

      As at November 27, 2003, there were 40 (excluding regional variants) third party television channels (other than the Sky Channels and the Sky Distributed Channels) using VideoGuard for digital encryption of their channels for broadcast into the UK and/or Ireland. These include ITV1, Channel 4, “five”, Sony Entertainment Television Asia, the Setanta pay-per-view sports channels and the B4U movie channel.

      In addition to providing broadcast conditional access services, both for our own DTH offering and those of third parties, we also provide digital access control services for interactive services produced by us and others, including using a telephone return path to carry out transactions between supplier and viewer. These broadcast conditional access and access control services are regulated by the Director General of Telecommunications (and will shortly be regulated by Ofcom). See “Government Regulation — European Community — Advanced Television Standards Directive”.

The Customer Relationship Management Centers and Sky In-Home Service Limited

      Throughout the last three fiscal years we have invested more than £120 million modernizing our customer relationship management centers. This expenditure has been focused on building new physical infrastructure for the contact centers and a complete replacement of the contact center applications with state-of-the-art technology. This project is still in a development phase and in accordance with other projects of this size and complexity there are inherent risks which might impact the ultimate completion or timing of implementation. We have also provided better training for contact center staff. Our customer relationship management centers are based in Scotland. The centers’ functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centers to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels and the Sky Distributed Channels. In addition to providing digital customer management services for the Sky Channels and the Sky Distributed Channels, we also currently provide, through one of our subsidiaries, digital customer management services for three third party channels: North American Sports Network, Setanta Sports and The Fantasy Channel. Through our subsidiary, we also deliver viewer relations services for Discovery Networks Europe and Discovery Networks EMEA, and manage customer services for interactive television services, video-streaming services, and TiVo.

      The customer relationship management centers also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides a nationwide installation service of digital satellite equipment directly into customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base.

Satellites

      We lease the majority of the transponders that we use for digital transmissions for reception by both DTH viewers and cable operators, from SES ASTRA, the operator of the Astra satellites. SES ASTRA is 100% owned by SES GLOBAL, a Luxembourg company in which the Luxembourg State and GE Capital hold significant stakes. We also lease four transponders via a sub-lease from British Telecommunications plc (“BT”) on the Eurobird satellites, owned and operated by Eutelsat.

      We use some of the transponders that we have leased for the Sky Channels. Some transponder capacity (and in some cases all of the capacity on a particular transponder) is subleased to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.

      For the transmission of the digital satellite service, we have 28 transponders leased from SES on SES’ satellites Astra 2A, 2B and 2D. All but five of our digital transponder leases from SES are for a period of 10 years with varying end dates between 2008 and 2011. The remaining five leases expire between 2005 and 2008. We have rights to extend certain of the initial lease periods.

      The term of the digital leases on the Eurobird satellite is 12.5 years from the operational service date of the satellite which was in 2001.

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

      Our transponder leases with SES provide that our rights are subject to termination by SES in the event that SES’s franchise is withdrawn by the Luxembourg government.

Playout and Uplink Facilities

      Our uplinking facility, located in Chilworth, England, provides primary uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite.

      The majority of our television channels are played out from one of the buildings on our main site at Isleworth. The Isleworth-sourced channels are fed to the uplink site at Chilworth using a fiber link, which is backed up by a diversely routed secondary link in case of any malfunction in the primary fiber route. In the event of failure of our primary playout site we have alternative facilities available. The restoration of services would not be immediate and plans are now being implemented to improve this situation, including investing in further facilities to provide back up, which will be funded out of internally generated cash flows and existing external financing.

      For those third parties to whom we sub-lease transponder capacity, we have agreements in place to provide uplinking facilities in respect of this capacity.

      In the last fiscal year, we have completed the construction of a second uplink facility at Fair Oak, approximately 10 miles east of Chilworth. This facility provides a back-up uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite.

Emerging Technologies

      We are currently evaluating possible means of distributing our services other than by DTH, cable and DTT, such as by DSL, Digital Audio Broadband, Internet, GPRS and third generation cellular telephone networks (3G). Since 1999, we have made certain of our channels available for redistribution on the DSL network operated by Kingston Communications in and around Hull, England, on a commercial trial basis. On November 1, 2002, a new commercial trial arrangement came into effect under which we retail certain of our channels and a number of other channels owned by third parties to subscribers via that DSL network (currently around 5,000).

      We have developed an Internet-compatible microbrowser application to work with current digital satellite set-top boxes which deploys an enhanced Wireless Mark-Up Language (WTVML). Whilst not enabling access to the Internet, the nature of the microbrowser makes it suitable for the vast majority of e-TV and e-business applications on a digital TV platform. In addition to its use within our set-top boxes, we are exploring opportunities to use this technology on other devices.

Minority Equity Investments

      In November 1999, we formed Sky New Media Ventures Limited (formerly Sky New Media Ventures plc) to invest in online ventures. In fiscal 2000, we made several investments in interactive and other Internet businesses. Following the completion of our purchase of 100% of BiB in June 2001, several investments made by BiB became part of the Group.

      We have minority interests in the parent companies of three football teams (two of which are competing in the English Premier League this season): Leeds United, Manchester City and Sunderland. We are the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by these clubs (which excludes those rights required to be negotiated collectively), as well as with Chelsea Football Club and Chelsea Digital Media. In addition, the joint venture we formed with Chelsea Village plc, Chelsea Digital Media Limited (of which we own a 20% equity interest), carries on certain media, e-commerce, telecommunication and internet related activities of Chelsea Village plc, including the operation of the Chelsea TV channel. In July 2003, we sold our 9.9% equity interest in Chelsea Village plc, the parent company of Chelsea Football Club. In October 2003, we sold our 9.9% equity interest in Manchester United PLC, with whom (together with Granada Media Group Limited) we are interested in the MUTV Limited joint venture.

      In April 2000, we acquired a minority equity interest in KirchPayTV. KirchPayTV became insolvent in fiscal 2002 (see Item 5 — Operating and Financial Review and Prospects).

Other Investments

      In July 2000, we acquired Sports Internet Group plc (now Sports Internet Group Limited), then an AIM listed company, that designs and maintains third party sports websites as well as its own websites. As a result, Sports Internet shareholders received our shares in exchange for their shares in Sports Internet. The company also owns a bookmaker which offers a telephone betting service (under the brand name Surrey Sports) and via the Internet and via our interactive television services (under the brand “SkyBet”).

New Markets

      We examine and discuss with third parties, from time to time, acquisition possibilities and joint ventures in media-related areas in the UK, continental Europe and elsewhere.

GOVERNMENT REGULATION

      We are subject to regulation primarily in the UK and the European Community. The regimes which affect our business include broadcasting, telecommunications and competition (anti-trust) laws and regulation.

Broadcasting and Telecommunications Regulation

United Kingdom

Communications Act 2003

      The Communications Act 2003 will introduce reforms of the broadcasting and telecommunications regulatory regimes in the UK. It will establish a new framework under the jurisdiction of a new single unified regulator, the Office of Communications (“Ofcom”), which will replace five existing regulatory bodies responsible for these sectors, including Oftel and the ITC. Part 2 of the Communications Act, which implements the package of EC Directives concerning the electronic communications sector (the “New Directives”), was brought into force on July 25, 2003. The remainder of the Communications Act will come into force on December 29, 2003.

      The Communications Act will also enable Ofcom to introduce a new system for the management of spectrum designed both to ensure efficient use of spectrum and to protect the quality of spectrum. This will include a voluntary charging mechanism for spectrum reserved for satellite downlinks and, in the longer term, spectrum trading. This system will be subject to public consultation by Ofcom prior to implementation; a consultation document was published in November 2003, with a deadline for comments in February 2004.

Our Television Services Licenses

      The broadcasting services provided by us are currently regulated by the ITC as satellite television services (“STS”) and digital program services (“DPS”) pursuant to the United Kingdom Broadcasting Act 1990 as amended and supplemented by the Broadcasting Act 1996 (together, the “Broadcasting Acts”).

      We and our broadcasting joint ventures each currently hold an STS license for each of our respective channels and for a number of other broadcasting services. An STS license permits the operation of an STS service but does not confer on an STS licensee the right to use any specified satellite, transponder or frequency to deliver the service. STS licenses are granted for a period of ten years and new licenses are issued by the ITC if certain minimum objective criteria are met. We have also been issued a DPS license, which is required for the distribution of our channels via DTT, and we hold various ancillary service licenses, including that relating to the electronic program guide for digital satellite services which is further discussed below.

      Finally, the ITC has granted BSkyB a local delivery service license which entitles BSkyB to retail television services over cable (including DSL) networks in the UK.

      A new licensing regime will apply to satellite and cable delivered services under the Communications Act 2003, with effect from December 29, 2003 (see above). Draft new licenses were recently subject to public consultation by Ofcom, and are due to be published in December 2003.

ITC Powers

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

      These requirements will continue and will be administered by Ofcom from December 29, 2003 when the Communications Act comes into force.

      The ITC may revoke a license in order to enforce the restrictions contained in the Broadcasting Acts (as amended by the Communications Act 2003) on the ownership of media companies or in the event that the characteristics of the licensee change so that it would not be granted a new license. In addition, the amended Broadcasting Acts prohibit “disqualified persons” from holding certain licenses. Disqualified persons include any bodies whose objects are wholly or mainly of a political or religious nature and advertising agencies. Ofcom has recently published a consultation document on the application of these disqualification principles to religious bodies.

Audience Share

      Television companies (other than the BBC as the state-owned public service broadcaster) are not currently entitled to expand their activities so as to exceed 15% of total television audience share in the UK. If this audience share were exceeded, then the Broadcasting Acts empower the ITC to take steps to reduce this audience share to below 15%. The ITC’s ultimate sanction is license revocation. We are currently well within the 15% limit. These provisions will be repealed in full by the Communications Act 2003, on December 29, 2003.

Media Ownership

      The UK’s rules in respect of media ownership, which are contained in the Broadcasting Acts, currently preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in the principal UK commercial public service licenses (which include Channel 3 regional licenses or the “five” (Channel Five) license) or in certain radio businesses. The restrictions on UK media ownership will be lifted by the Communications Act 2003 (as of December 29, 2003), save in relation to ownership of Channel 3 licenses. Certain restrictions on the ownership of multiple radio multiplex licenses will also remain. However, the Communications Act also introduces a “plurality” test for media mergers (see “Enterprise Act 2002 — Additional Reforms” below).

Digital Terrestrial Television

      The Broadcasting Act 1996 established a framework for digital terrestrial television (“DTT”) broadcasting in the UK. Certain “multiplex” frequencies are currently used to transmit public service and other channels. In August 2002, the ITC confirmed its conditional decision to award three multiplex licenses to the BBC and Crown Castle for an initial 12 year term. As part of an agreement with Crown Castle, BSkyB has agreed initially to supply versions of three channels, namely Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform.

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

      A list of designated events in Ireland has also been defined, under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. This legislation may affect our ability to broadcast exclusively designated events in Ireland.

Our Telecommunications Licenses

      We operated under a number of class licenses under the Telecommunications Act 1984 in relation to the technical side of our transmissions until July 25, 2003, when these class licenses were revoked by the Communications Act 2003 and replaced with authorizations or continuation notices. The most important of these relate to conditional access, electronic program guide and access control services for digital transmissions. These are discussed further in the context of the UK’s implementation of European Community legislation (see “EC Electronic Communications Directives”).

European Community

The Television Without Frontiers Directive

      The EC Television Without Frontiers (“TWF”) Directive 1989, as revised in 1997, sets forth basic principles for the regulation of broadcasting activity in the European Community. The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive. The European Commission is responsible for monitoring compliance and has authority to initiate infringement proceedings against Member States which fail properly to implement the TWF Directive. The European Commission is reviewing the provisions of the TWF Directive through a work program, in consultation with all interested parties.

Program and Independent Productions Quotas

      The TWF Directive requires Member States to ensure “where practicable and by appropriate means” that (a) broadcasters reserve “a majority proportion of their transmission time” for European works, and (b) broadcasters reserve at least 10% of their transmission time or, at the option of the Member State, 10% of their programming budget, for European works created by producers who are independent of broadcasters (an adequate proportion of the relevant works should be works produced within the five years preceding their transmission). The term “where practicable and by appropriate means” has not been defined in the TWF Directive and is left for the interpretation of each Member State. In applying this rule, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services are excluded.

      We comply with our obligations under the UK’s application of the TWF Directive. Sky News, Sky Sports News and Sky Sports 1, 2 and 3 currently devote a majority of relevant transmission time to works of European origin. The majority of programming on Sky One is not currently of European origin. Our movie channels consist largely of English language box office movies, supplied principally by US film studios.

      Other than in respect of our movie channels, we believe that we are capable, without material adverse effect, of meeting any requirements as to independently produced works which may be imposed on us pursuant to these provisions of the TWF Directive.

Advanced Television Standards Directive

      The use of standards for the transmission of television signals was, up until July 25, 2003, governed by the Advanced Television Standards Directive (“ATS Directive”), which required Member States to impose transmission standards on broadcasters of television services; to implement rules governing the provision of conditional access services to broadcasters wishing to provide encrypted digital television services; and to regulate the licensing of conditional access technology to manufacturers of digital decoders. The ATS Directive was repealed by the EC Framework Directive on July 25, 2003. The requirements on technical standards will continue to be administered by the ITC (and, in due course,

Ofcom) under The Advanced Television Services Regulations 2003, which replicate the obligations under the ATS Directive, and which came into force on July 25, 2003. The obligations in relation to conditional access for digital television and radio services under the ATS Directive were replaced by an obligation under the EC Access Directive requiring Member States to ensure that only specified conditions relating to the provision of conditional access services apply. These conditions mirror those implemented by the ATS Directive. As discussed below, the EC Framework and Access Directives were implemented in the UK, by the Communications Act 2003, on July 25, 2003.

Conditional Access Services and Technology

      The Advanced Television Services Regulations 1996 implemented the conditional access aspects of the ATS Directive in the UK. Since July 25, 2003, the regulation of conditional access for digital television services is carried out under the Communications Act 2003. The conditions laid down under the Communications Act 2003 effectively replicate the regime established under the ATS Directive.

      The principal requirements of the Communications Act 2003 are:

•	that the provision of conditional access services to other broadcasters should be on fair, reasonable and non-discriminatory terms;

•	that providers of conditional access services should co-operate with cable operators regarding transcontrol at cable head-ends; and

•	that, where conditional access technology is licensed to manufacturers of digital decoders, such licenses should be on fair, reasonable and non-discriminatory terms.

      In May 2002, the Office of Telecommunications (“Oftel”) published a statement of policy regarding the pricing of conditional access services and in October 2002 published revised guidelines on the pricing of conditional access services, which replaced guidelines issued in May 1999. These Guidelines continue to be applied by Oftel (and, in due course, Ofcom).

Access Control Services

      The provision of access control services (which include services, other than conditional access and EPG services, that control access to digital television services) is also regulated. Our subsidiary, Sky Subscribers Services Limited (“SSSL”) is currently designated a regulated supplier in respect of its activities in providing access control services to third parties on the digital satellite platform and it is, among other things, subject to the obligation to provide such access control services on fair, reasonable and non-discriminatory terms and not to favor related companies. This designation will remain in place for as long as SSSL is considered to have significant market power. Oftel commenced in November 2003 a review under the Communications Act 2003 to determine whether any provider of access control services has (or, in the case of SSSL, continues to have) significant market power. The deadline for comments on the consultation document is in January 2004. If Oftel’s successor, Ofcom, were to determine that no provider possessed significant market power, it would be precluded by the Communications Act 2003 from applying conditions to any provider of such access control services.

Regulation of Electronic Program Guides

      Pursuant to the ITC’s 1997 Code of Conduct on Electronic Program Guides, BSkyB is required to offer listings on its EPG on a fair, reasonable and non-discriminatory basis and to give analog terrestrial channels due prominence. Under the Communications Act 2003, Ofcom will have the ability to issue a revised code on EPGs, which we expect it to do in 2003 or early 2004.

      In future, under the Communications Act, public service channels (which currently comprise all BBC digital television channels, ITV1, Channel 4, “five” and S4C in digital form and the digital public teletext service) must be given such degree of prominence in EPGs as Ofcom considers appropriate. Ofcom is required by the Communications Act to give guidance in its revised code on the degree of prominence it considers appropriate for the listing or promotion of public service channels.

EC Electronic Communications Directives

      The EC brought into force the New Directives in April 2002. Their provisions were implemented in the UK under the Communications Act 2003 on July 25, 2003. The ATS Directive is one of a number of existing EC Directives which have been repealed by the New Directives. As explained above, the New Directives do not, however, materially change the rules in the UK on conditional access and access control services, as the existing “fair, reasonable and non-discriminatory” regime is carried across into the new regulatory regime.

      BSkyB is currently not regulated by the Irish national communications regulatory authority, the Commission for Communications Regulation (“ComReg”), as the services offered by BSkyB fall under the jurisdiction of Oftel and the ITC (and Ofcom in the future) in the UK. The New Directives were also implemented in Ireland on July 25, 2003. During the consultations concerning the implementation of the New Directives in Ireland, ComReg indicated that it would be seeking to regulate BSkyB’s and/or SSSL’s Irish operations. In June 2003, ComReg clarified, however, that it would not, for the time being, seek to regulate the provision of access to broadcasting networks or the delivery of content services to end users in Ireland under the New Directives.

      Under the terms of the EC Framework Directive, the European Commission must review progress towards facilitating access for content providers to multiple platforms by July 2004. If it concludes that such progress is insufficient the European Commission may mandate the use of technical standards for the delivery of interactive services listed in the Official Journal. The only standard listed currently is incompatible with our digital set-top boxes.

Regulation of Competition (Anti-Trust)

      We are subject to the EC competition law regime (administered by the European Commission and by civil courts in each Member State) and to individual national regimes in the countries in which we operate, of which the principal country is the UK. We are also subject to specific competition regulation by the ITC under powers contained in the Broadcasting Acts (and in future by Ofcom under powers contained in the Communications Act).

UK Competition Law Regime

The Competition Act 1998

      On March 1, 2000, the Competition Act 1998 came into force in the UK. It aligns UK domestic competition law with EC law, in particular Articles 81 and 82 of the EC Treaty.

Anti-competitive Agreements

      The Chapter I prohibition of the Competition Act 1998 prohibits agreements which have the object or effect of preventing, restricting or distorting competition in the UK. The anti-competitive nature of an agreement is judged according to its object and/or effect on competition. An agreement will only infringe the Chapter I prohibition if it is likely to have an appreciably restrictive effect on competition.

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

Abuse of a Dominant Position

      The Chapter II prohibition of the Competition Act 1998 prohibits abusive behavior by dominant firms. Infringement of Chapter I or Chapter II may result in significant consequences.

Effect on Our Affairs

      In December 2000, the Office of Fair Trading (“OFT”) announced that it was to conduct a Competition Act inquiry into BSkyB’s activities, in particular the wholesale supply of its premium channels to third party distributors in the UK.

      In December 2002, following the submission by BSkyB of written and oral representations, the OFT announced that BSkyB had been found not to be in breach of the Competition Act 1998. Both ntl and the liquidator of ITV Digital requested, under the Competition Act 1998, the OFT to vary or withdraw its decision concerning BSkyB. On July 29, 2003, the OFT announced that it had rejected both applications. The period in which both ntl and the liquidator of ITV Digital had the right to appeal this decision of the OFT to the Competition Appeals Tribunal has now expired, without any appeal having been made.

      In November 2001, the arrangements relating to the attheraces joint venture (made between Arena Leisure plc, the Group, Channel Four Television Corporation and The Racecourse Association Limited) were notified to the OFT seeking either a clearance or exemption under Chapter I of the Competition Act 1998. On April 4, 2003, the OFT issued a “Rule 14 Notice” to the notifying parties (including the Group), in which it proposed to find that the Chapter I prohibition of the Competition Act 1998 had been infringed to the extent that the notified arrangements entailed the collective sale by the 49 racecourses of certain of their media rights to attheraces. The OFT also stated that it did not envisage the imposition of a penalty on the notifying parties. If the OFT were to issue a decision that the Chapter I prohibition had been infringed, it has proposed to issue a direction to the notifying parties requiring the media rights agreement, to the extent that it embodies collective selling of the 49 racecourses’ media rights, to be terminated. The OFT is currently considering responses to the Rule 14 Notice.

Enterprise Act 2002

Market investigations

      Since June 20, 2003, the market investigation provisions of the Enterprise Act 2002 have replaced the monopoly inquiry regime of the Fair Trading Act 1973. These provide that the OFT may make a market investigation reference to the Competition Commission (“CC”) where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or a part of the UK. From December 29, 2003, under the Communications Act 2003, Ofcom will have market investigation powers, concurrent with the OFT, in relation to the communications sector.

      The OFT (or, in relation to the communications sector, Ofcom) may make a market investigation reference to the CC for a detailed inquiry, although it may accept undertakings instead of making a reference. The CC may decide that action is required if it finds that there is an adverse effect on competition in a market under investigation. Ultimately, the CC has extensive powers to impose remedial action including the divestment of parts of a business and the prohibition on the performance of agreements.

Additional reforms

      Since June 20, 2003 the Enterprise Act 2002 has reformed UK competition law in a number of other ways:

•	a criminal cartel offence has been created, applying to those participating in arrangements involving price fixing, market sharing, bid rigging or limitations of production. This criminal offence will operate alongside the existing civil regime under the Competition Act 1998. Investigations will be carried out by the OFT and the Serious Fraud Office. The maximum penalty for infringement will be up to five years’ imprisonment (for those individuals found to have committed the offence) or a fine, or both;

•	provisions enabling company directors to be disqualified for involvement in (or failure to take steps to prevent) a breach of UK or EC competition law have been introduced.

      A number of changes have also been made to the UK merger control regime: in particular, the decision-making role of the Secretary of State in the merger control process was removed in the majority of cases, which will be decided by the OFT and, if relevant, the CC, solely on the basis of a competition-based test.

      The Communications Act 2003 has amended the Enterprise Act 2002 merger control provisions to introduce a “plurality” test for mergers between broadcasters (or involving broadcasters and newspaper enterprises). Under the plurality test, which will come into force on December 29, 2003, the Secretary of State will be able to intervene in, and take decisions concerning, mergers involving broadcasters, on the basis of both a competition-based test and the additional plurality test. The Government has indicated, however, that it intends the plurality test only to be invoked in relation to mergers involving broadcasters to whom ownership restrictions currently apply under the Broadcasting Acts, save in “exceptional circumstances”. The Government has committed to publishing guidance on the intended application of the plurality test.

Effect on our Affairs

      Our operations are subject to both the Enterprise Act 2002 and the Communications Act 2003. To date, there have been no market investigation references made to the CC.

ITC Competition jurisdiction

Broadcasting Act 1990

      The ITC has duties to ensure fair and effective competition in the provision of television services and those connected with them. Ofcom will assume the functions of the ITC in December 2003; it will operate under a similar duty to promote competition.

      There have been no rulings by the ITC that have had a material adverse effect on our business since June 30, 2002.

Irish Competition Law Regime

      BSkyB’s operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of dominant positions, and mergers.

European Community Regime

Anti-Competitive Agreements

      Article 81(1) of the EC Treaty renders unlawful agreements and concerted practices which may affect trade between Member States and which have as their object or effect the prevention, restriction or distortion of competition within the Common Market (that is, the Member States of the EU collectively). An agreement may infringe Article 81 only if it is likely to have an appreciable restrictive effect on competition. Article 81(2) makes offending provisions (and, in some cases, the entire agreement) void. Article 81(3) allows for exemption from the provisions of Articles 81(1) and 81(2) for agreements whose beneficial effects in improving production or distribution or promoting technical or economic progress outweigh their restrictive effects, provided that consumers receive a fair share of the benefit, the competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

      Article 82 of the EC Treaty prohibits abuse by one or more enterprises of a dominant market position in the Common Market or a substantial part of it, insofar as the abuse may affect trade between Member States.

Mergers

      The European Commission regulates mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an enterprise and which meet the turnover thresholds specified in the EC Merger Regulation. Such transactions cannot be carried out without prior approval from the European Commission. Where the European Commission has jurisdiction under the EC Merger Regulation, national authorities do not normally have jurisdiction.

Effect On Our Affairs

      The European Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the FAPL. On June 21, 2002, BSkyB Limited and the FAPL notified BSkyB Limited’s current arrangements for the broadcast of FAPL football matches to the European Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the European Commission. On December 20, 2002, the European Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. BSkyB has received several requests for information from the European Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004–2007. Whilst this EC investigation remains ongoing, the FAPL has announced that BSkyB has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football, two “near live” packages of UK rights to FAPL football (both on a delayed basis), four of the five packages of live rights in Ireland and two “near live” packages of rights in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. BSkyB is currently unable to assess whether this EC investigation will have a material effect on the Group and its financial results.

      The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. BSkyB is co-operating with this investigation. At this stage, BSkyB is unable to determine whether it will have a material effect on the Group and its financial results.

PROPERTY, PLANT AND EQUIPMENT

      Our headquarters are located at leasehold and freehold premises in Isleworth, England.

      The principal properties of the Group are as follows:

Current
				annual rent	Approximate
				or	square foot
Location	Tenure	Use	Term	license fee	area

Athena Court, 2, 5, 6 and 7 Grant Way	Leasehold	Offices, studios and	Leases expire	£2,532,590	206,234
and Cromwell Centre, Centaurs Business Park, Isleworth, England		storage	between June 2008 and July 2015

1 Grant Way,	Freehold	Offices and	n/a	n/a	55,000
Centaurs Business Park, Isleworth, England		studio

				Current
				annual rent	Approximate
				or	square foot
Location	Tenure	Use	Term	license fee	area

3a/3b Grant Way,	Freehold	Offices,	n/a	n/a	38,739
Centaurs Business Park, Isleworth, England		storage and workshop

4 Grant Way,	Freehold	Offices and	n/a	n/a	46,377
Centaurs Business Park, Isleworth, England		technology

New Horizons Court,	Leasehold	Offices	Lease expires	£468,995	17,000
Brentford, England			June 25, 2007

West Cross House,	Leasehold	Offices	Lease expires	£1,349,296	88,400
Brentford, England			March 26, 2019

The Chilworth Research Centre,	Leasehold	Satellite uplink	Lease expires	£1	18,850
Southampton, England			February 25, 2087

Knowle Lane, Fairoak,	Freehold	Satellite uplink	n/a	n/a	43,087
Eastleigh, England

123 Buckingham Palace Rd,	Leasehold	Offices	Lease expires	£1,834,300	36,500
London, England			March 31, 2017 with an option to terminate at March 24, 2012

Marcopolo House and Arches,	Leasehold	Sub-let	Lease expires	£2,406,847	85,509
Queenstown Road, London			December 24, 2013

1, 2, 4 and 5 Macintosh Road,	Freehold	Customer call centers	n/a	n/a	120,280
Kirkton Campus, Livingston, Scotland

Carnegie Campus,	Leasehold	Customer call center	Lease expires	£500,000	75,431
Dunfermline, Scotland			September 29, 2020

Centrex Campus,	Licensed	Serviced offices	Lease expires	£486,924	15,965
Hardie Road, Livingston, Scotland			June 30, 2004

New Logic House,	Leasehold	Offices	Lease expires	£222,000	13,900
Kirkton South, Livingston, Scotland			October 3, 2017

      In addition we own or lease a number of other properties throughout England and Ireland.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

      The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report on Form 20-F. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Note 28 to our consolidated financial statements provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business, and provides a reconciliation from UK GAAP to US GAAP.

      We have continued to consolidate our position as a leading pay TV service, operating principally in the UK and Ireland. As the pay TV business has developed in the UK, we have continued to expand our total subscriber base, develop new products and acquire and develop programming.

OPERATING RESULTS

Revenues

      Our principal revenues result from DTH subscribers, cable subscribers, advertising, and interactive.

      Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Revenues from pay-per-view, which includes Sky Box Office, are included within DTH or cable subscriber revenues as appropriate.

      Our wholesale revenues, which are revenues from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay TV programming to cable operators in the UK for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

      Our advertising revenues are a function of the number of commercial impacts, defined as an individual watching one thirty-second commercial on a Sky Channel, the quality of impacts delivered, and the overall advertising market trends.

      Interactive revenues include income from betting, online advertising, internet access, e-commerce, telephony income from the use of interactive services (e.g. voting), text services, and set-top box subsidy recovery charges made to conditional access and access control customers on the Sky digital platform.

      Other revenues principally comprise revenues from the installation of digital satellite reception equipment (net of any discount given), Sky+ and Extra Digibox sale revenues, Sky Talk revenues, conditional access fees, service call revenues, warranty revenues, sales commission and customer management service fees.

Operating expenses

      Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and betting costs.

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

      Under our Pay TV agreements with the US major movie studios, we generally pay a US dollar license fee per movie calculated on a per movie subscriber basis, subject to a minimum guarantee, which was exceeded some time ago. We currently manage this US dollar/ pound sterling exchange risk primarily by the purchase of forward foreign exchange agreements for up to 18 months ahead. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations. See Item 5 — “Liquidity and Capital Resources”. Offering multiplexed versions of our movie channels on the digital DTH platform and on digital cable incurs no additional rights fees.

      Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases; or we pay no such fee at all. Under a number of our distribution agreements we guarantee payment against percentages of the total number of subscribers to our basic packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates or the number of channels distributed.

      Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders which we use. The most significant components of transmission and related costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities, and comprised 53% of transmission and related functions costs in the year (2002: 55%).

      Marketing costs include commissions payable to retailers and other agents for the sale of subscriptions; promotional and related advertising costs; and the costs of our own direct marketing to our DTH customers. In addition, marketing costs include the cost of providing free digital satellite equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer. A significant part of marketing expenditure is subject to the discretion of management. The costs of subscriber satellite reception equipment are expensed directly to the profit and loss account on installation of the equipment. Other subscriber acquisition costs are also expensed as they are incurred. It remains our current intention to continue the practice of providing free digital satellite equipment without a requirement to subscribe to one of our services, and subsidizing installation to new subscribers. Marketing costs, as a percentage of revenues, continue to fall, allowing us to absorb such costs more readily from operating cash flow. Therefore, it is anticipated that there will be no significant adverse effect on the liquidity of the Group arising from the continuation of this practice.

      Subscriber management costs include subscriber handling costs, smart card costs, DTH subscriber bad debt costs, costs relating to our satellite reception equipment installation and the installation cost of Sky+ and Extra Digibox sold to subscribers, all of which are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free digital satellite equipment and the installation cost to us in excess of the amount actually received from the customer for such installation. These costs are included within marketing costs.

      Administration costs include channel management, facilities and other operational overhead and central costs. Amortization of goodwill arising on the acquisitions of BiB, Sports Internet Group and WAPTV is included within administrative costs. The goodwill arising on these acquisitions is being amortized over periods of seven years from the dates of acquisition, on a straight-line basis.

      Betting costs mainly comprise the cost of payouts for winning bets placed through our wholly-owned bookmaker, Hestview Limited, which operates a telephone betting service (under the brand name Surrey Sports) and an interactive betting service (under the name “SkyBet”).

2003 FISCAL YEAR COMPARED TO 2002 FISCAL YEAR

      Total revenue for fiscal 2003 of £3,186.0 million exceeded £3 billion for the first time, an increase of 15% over fiscal 2002. Total operating costs before goodwill and exceptional items increased by 9% to £2,815.3 million, generating an operating profit margin before goodwill and exceptional items of 12%, compared to 7% in fiscal 2002. Total operating costs after goodwill and exceptional items increased by 8% to £2,932.0 million. Goodwill and exceptional items are discussed separately below.

      Total UK and Ireland subscribers to Sky’s channels increased by 524,000 from 10,192,000 in fiscal 2002 to 10,716,000 in fiscal 2003. DTH subscribers increased from 6,101,000 at June 30, 2002 to 6,845,000 at June 30, 2003.

Revenues

      Revenues increased to £3,186.0 million in fiscal 2003 from £2,776.1 million in fiscal 2002, representing growth of 15% in fiscal 2003.

      The Group’s revenues can be analyzed as follows:

	Revenues

	2002		2003

	£m	%	£m	%
DTH subscribers	1,929.2	69.5	2,341.2	73.5
Cable and DTT subscribers(1)	279.4	10.1	202.2	6.3
Advertising	250.7	9.0	283.6	8.9
Interactive	186.0	6.7	218.3	6.9
Other	130.8	4.7	140.7	4.4

	2,776.1	100.0	3,186.0	100.0

(1)	DTT subscriber revenues were nil in fiscal 2003.

DTH subscriber revenues

      DTH subscription revenues are our largest single source of revenues and increased to £2,341.2 million in fiscal 2003 from £1,929.2 million in fiscal 2002. The improvement of 21% in fiscal 2003 was largely driven by a 14% increase in the average number of DTH subscribers, in addition to a 7% increase in average DTH subscription revenue per subscriber, from £323 at June 30, 2002 to £344 at June 30, 2003.

      The increase in average DTH subscription revenue per subscriber reflected the change in our UK retail prices which was effective from January 1, 2003, along with increased subscription revenues from products such as Sky+ and the Extra Digibox.

      The total number of UK and Ireland DTH subscribers increased by 744,000 in fiscal 2003. One factor contributing to this increase was a reduction in DTH churn. DTH churn for the year was 9.4% (2002: 10.5% excluding the effect of analog churn up to September 27, 2001 and the effect of the termination of the analog service on September 27, 2001).

Cable and DTT subscriber revenues

      Cable and DTT subscription revenues, also referred to as wholesale revenues, decreased by 28% to £202.2 million in fiscal 2003 from £279.4 million in fiscal 2002. This was mainly due to a £51.8 million decrease in DTT subscription revenues to nil following the termination of operations by ITV Digital in April 2002. Cable subscription revenues continue to be an important source of revenue, although revenues decreased by 11% to £202.2 million from £227.6 million in fiscal 2002. This decrease was a result of both the loss of subscribers by our two major customers, ntl and Telewest, and the lower penetration of Sky Premium Channels amongst remaining cable subscribers. ntl and Telewest, who represented in excess of 99% of the UK broadcast cable industry (measured by reference to total cable subscribers), accounted for 99% of our cable subscriber revenues in fiscal 2003. On June 23, 2003 we announced that we had concluded a new agreement with ntl for the supply of nine Sky Basic Channels (including multiplex versions), effective until the end of 2006.

      At June 30, 2003, 3,871,000 (fiscal 2002: 4,091,000) UK and Ireland cable subscribers received our programming.

      In fiscal 2003, we charged UK cable operators between £9.97 and £19.10 per subscriber for Sky Premium Channels, dependent upon the number of Sky Premium Channels to which the cable customer subscribed. In addition, the percentage of cable subscribers who subscribed to Sky Premium Channels is far lower than that for DTH subscribers. As a result, on average, cable subscribers (including Irish cable operators’ subscribers) accounted for 38% of total subscribers (fiscal 2002: 40% including DTT subscribers), although cable subscription revenues accounted for only 8% (fiscal 2002: 13% including DTT subscription revenues) of total subscription revenues.

      For further details on our major cable customers, ntl and Telewest, see Item 4 — “Distribution — Cable Distribution”.

Advertising revenues

      Advertising revenues increased to £283.6 million in fiscal 2003 from £250.7 million in fiscal 2002. This increase reflects the growth in total UK advertising revenue, growth in Sky’s viewing share, the growth in agency commissions earned on the sale of advertising on behalf of those channels that have appointed Sky Sales to represent their airtime sales during the year, and the growth of airtime sales in Ireland.

      Our share of television advertising revenues has increased in recent years as viewing levels to our channels have increased (in part due to the growth in subscribers to our channels) and as we have increased the levels of sales of advertising on third party channels. Our share for fiscal 2003 was 11% (2002: 9%). The other main determinant of advertising revenue levels is overall television advertising revenue growth. We anticipate that UK television advertising revenue will decline marginally over the remainder of calendar year 2003, with year on year growth of around 3% anticipated for calendar year 2004.

Interactive revenues

      Total interactive revenues, including both Sky Active and gross betting revenues, increased to £218.3 million from £186.0 million in fiscal 2002.

      Sky Active revenues continued to grow in the period and increased by 11% from £91.1 million in fiscal 2002 to £101.4 million in fiscal 2003. This increase was principally driven by interactive advertising, retail services, increased usage of games and revenues from third party channels using interactive applications. Revenue from retail services increased from £4.8 million in fiscal 2002 to £11.3 million in fiscal 2003, primarily driven by the launch of Sky Buy, a retail service offering electrical goods and entertainment and sports merchandise. Interactive advertising has demonstrated increased popularity with revenue increasing from £2.9 million in fiscal 2002 to £4.4 million in fiscal 2003.

      Gross betting revenue increased by 23% from £94.9 million in fiscal 2002 to £116.9 million in fiscal 2003. The increase in betting revenue was driven by a threefold increase over fiscal 2002 in the total volume of bets placed to over 15 million, of which 12 million were interactive television bets.

Other revenues

      Other revenues increased by 8% from £130.8 million in fiscal 2002 to £140.7 million in fiscal 2003, primarily due to new product revenue (from Sky+ and Extra Digiboxes), increased service call revenues due to a larger subscriber base and increased extended warranty revenues.

Operating expenses, net

      Total operating expenses after goodwill and exceptional items increased by 8% to £2,932.0 million in fiscal 2003, from £2,721.1 million in fiscal 2002.

Programming

      Programming costs, which represent the largest single element of our cost structure, constituted 55% of operating expenses in fiscal 2003 (fiscal 2002: 53%). These costs increased by 11% to £1,603.9 million in fiscal 2003 from £1,439.3 million in fiscal 2002. Programming costs are stated net of amounts receivable from the disposal of programming rights not acquired for use by the Group of £12.0 million (fiscal 2002: £15.3 million).

      Sports channels’ programming costs increased by 9% to £722.9 million in fiscal 2003 from £663.0 million in fiscal 2002. This increase was primarily due to contractual increases in rights costs and the costs of non-annual events such as the Ryder Cup and the Cricket World Cup. Contractual increases were partly offset by savings achieved by decisions made by the Group not to renew agreements to broadcast UEFA Cup football, Scottish Premier League football and Six Nations Rugby.

      Movie channels’ programming costs increased by 10% to £397.4 million in fiscal 2003 from £360.5 million in fiscal 2002, mainly due to the increase in the average number of movie subscribers, around a 30% increase in the number of output titles qualifying as “Megahits” compared to fiscal 2002, and contractual increases. “Megahits” are normally defined by reference to US theatrical release revenue. This increase was offset by savings resulting from the weakness of the US dollar in fiscal 2003.

      Our costs in relation to the distribution agreements for the Sky Distributed Channels increased by 18% to £351.5 million in fiscal 2003 from £297.4 million in fiscal 2002. This increase is primarily due to the impact of a greater number of subscribers; new channels; and contracted per subscriber fee increases. These increases were partly offset by savings generated by the renewal, on improved terms, of contracts with a number of channel suppliers. In all cases, savings of at least 15% on the pence per subscriber cost of channel carriage were achieved.

      Entertainment programming costs increased by 10% to £93.5 million in fiscal 2003 from £84.8 million in fiscal 2002, principally due to the scheduling of newly acquired programming and the launch of four new Sky Channels during the year (Sky One Mix, Flaunt, The Amp and Scuzz).

      News programming costs increased by 15% to £38.6 million in fiscal 2003 from £33.6 million in fiscal 2002, principally due to the cost of covering the conflict in Iraq.

Transmission and related functions

      Transmission and related functions costs after exceptional items (net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £25.5 million in fiscal 2003 (fiscal 2002: £23.7 million)) increased to £142.8 million in fiscal 2003 from £142.5 million in fiscal 2002. This is as a result of the £4.1 million release of the analog termination provision in fiscal 2002 that reduced the prior year expense, and a reduction of fiscal 2003 costs, mainly due to reductions in technical operations costs through transponder cost efficiency savings.

      At June 30, 2002, £4.1 million of the £41.0 million provision originally made in fiscal 2000, relating to the cost of early termination of the analog service on September 27, 2001, had not been utilized and was therefore released to the profit and loss account as an exceptional operating credit.

Marketing

      Marketing costs have continued to be significant, comprising the second largest element of our cost base, primarily as a result of the continued free digital satellite equipment offer to new customers. The impact in fiscal 2003 of these costs was £217.2 million (2002: £261.4 million).

      Marketing costs decreased by 4% to £400.5 million in fiscal 2003 from £416.6 million in fiscal 2002 mainly due to reduced hardware costs, an increase in install revenues and a greater proportion of direct customer acquisitions.

Subscriber management

      Subscriber management costs increased by 11% to £324.4 million in fiscal 2003 from £291.1 million in fiscal 2002. Subscriber management costs comprise two main activities: customer relationship management (“CRM”) costs associated with managing the existing subscriber base; and supply chain costs relating to systems and infrastructure and the hardware costs of new products purchased by subscribers such as Sky+ and Extra Digiboxes. CRM costs per subscriber have decreased by 15% from fiscal 2002, leading to an overall reduction in CRM costs of 4% over fiscal 2002 to £147.9 million from £153.3 million, as a result of call center efficiencies and lower call volumes leading to a lower head count in the call center. Supply chain costs increased by 28% to £176.5 million in fiscal 2003 from £137.8 million in fiscal 2002, as a result of the associated hardware costs of new products and costs associated with the smartcard swap-out as part of stringent on-going anti-piracy measures. The corresponding revenue associated with the sale of hardware products is included in “other revenues”.

Administration

      Administration costs, including goodwill amortization and exceptional items, increased by 3% to £352.8 million in fiscal 2003 from £343.8 million in fiscal 2002. This is a result of an increase in goodwill amortization from £118.3 million in fiscal 2002 to £121.5 million in fiscal 2003, a provision against ITV Digital programming debtors of £22.3 million made in fiscal 2002, £4.8 million of which was released in fiscal 2003, and an increase in fiscal 2003 costs, mainly due to increases in insurance and disaster recovery planning costs.

      Goodwill amortization of £121.5 million in fiscal 2003 (2002: £118.3 million), which is included in administration costs, above operating profit, mainly comprises the amortization of goodwill for the £272.4 million, £542.1 million and £5.2 million of goodwill arising, respectively, on the acquisitions of Sports Internet Group, BiB and WAPTV, over seven years from the date of acquisition on a straight-line basis. In addition, we have made a provision of £5.2 million, included within amortization, against goodwill which originally arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of Sports Internet Group, which provides statistics on the sports industry). This provision was made as a result of our announcement in December 2002 that we would close Opta and the carrying value of this goodwill has been reduced to nil. In September 2003 an agreement to sell certain assets and lease other assets of Opta for nominal consideration was reached.

      On March 27, 2002, ITV Digital, a 50:50 joint venture between Carlton Communications plc and Granada plc, which provided pay television program services via the UK DTT platform, was placed into administration. As of March 27, 2002, we had balances owing to us and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of ITV Digital’s pay television service on the platform and their intention to close the administration. Accordingly, in fiscal 2002, we made an exceptional operating provision against the whole of this balance. During fiscal 2003, we received £4.8 million from ITV Digital’s administrators and released £4.8 million of the operating exceptional provision accordingly. This operating exceptional credit has been included within administration costs.

Betting

      Betting costs increased to £107.6 million from £87.8 million in fiscal 2002 directly as a result of the growth in betting revenues.

Operating profit, gross margin and operating margin

      Operating profit after goodwill amortization and exceptional items increased by £199.0 million to £254.0 million in fiscal 2003 from £55.0 million in fiscal 2002. This increase was driven by the increase in revenues, which was primarily due to the increase in DTH subscription revenues. This increase in revenues was partly offset by the increase in operating expenses, primarily due to the increase in programming costs.

      Gross margin (based on total revenues less programming costs) for fiscal 2003 was 50%, up from 48% in fiscal 2002. This was the result of a 15% increase in total revenues which was principally due to the 14% increase in the average number of DTH subscribers. In contrast, programming costs increased by only 11% due to decisions made not to renew certain sports rights agreements, savings in movies programming due to the weakness of the US dollar in fiscal 2003, and by savings generated by the renewal, on improved terms, of contracts for certain Sky Distributed Channels.

      Operating margin (based on total revenues less all operating expenses before goodwill amortization and exceptional items) for fiscal 2003 was 12%, up from 7% in fiscal 2002. The most significant contributors to this increase were programming costs, which increased by 11% compared to the 15% increase in revenues; marketing costs, which fell by 4% due to reduced hardware costs, an increase in install revenues and a greater proportion of direct customer acquisitions; and transmission and related functions costs which decreased by 3% due to reductions in technical operations costs through transponder cost efficiency savings.

Goodwill

      Goodwill amortization and impairment within operating profit increased by £3.2 million to £121.5 million in fiscal 2003 from £118.3 million in fiscal 2002. This increase was primarily a result of the £5.2 million provision against Opta made in the current year.

Non-operating exceptional items (except taxation)

          2003

Amounts written off fixed asset investments

      At December 31, 2002, we made a further provision against our minority equity investments in football clubs, reflecting the accounting treatment of these investments required by UK GAAP, leading to a non-cash exceptional charge of £21.0 million. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred. At June 30, 2003 we reduced our provision against our investment in Chelsea Village plc by £3.2 million, following the agreement to sell our minority interest in July 2003.

      At December 31, 2002, we reduced our deferred revenue balance by £5.1 million relating to minority investments in new media companies, and reduced both our investment and provision against our investment by £5.1 million accordingly. This was a result of the new media companies no longer requiring the services for which the deferred balance was being held.

      At December 31, 2002, we made a provision against our investment in Open TV, leading to a non-cash exceptional charge of £2.9 million due to a permanent diminution in value of this investment. This brought the carrying value of our investment in Open TV to £0.3 million. Between February 12, 2003 and March 24, 2003 we disposed of our entire investment in Open TV shares, leading to a loss on disposal of £0.1 million.

      In March 2003, we disposed of our investment in Streetsonline for total consideration of £0.6 million, which had been held at a cost of £6.0 million less provision of £6.0 million. These amounts were written back upon disposal of our investment in Streetsonline, leading to an exceptional credit of £0.6 million.

          2002

Amounts written off fixed asset investments

      At December 31, 2001, £60.0 million was provided against our minority investments in football clubs. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

Release of provision for loss on disposal of subsidiary

      On October 16, 2001, we jointly announced with Ladbrokes, the betting and gaming division of Hilton Group plc, that we had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary of £10.0 million, taken in fiscal 2001, was written back in fiscal 2002 as a non-cash exceptional credit, below operating profit. We continue to operate and develop interactive TV betting services through our wholly-owned bookmaker, SkyBet (formerly known as Surrey Sports).

Profit on sale of fixed asset investments

      During fiscal 2002, we disposed of our unlisted minority investment in Static 2358 Limited, realizing a profit on disposal of £2.3 million.

      The treatment of the above non-operating exceptional items differs under US GAAP. See Note 28(i) within Item 18 for further details.

Joint ventures

      Our share of the operating results from joint ventures improved from a £76.7 million net loss in fiscal 2002 to a £3.4 million net profit in fiscal 2003. This was mainly due to the non-recognition of KirchPayTV losses from February 8, 2002, down from £70.0 million in fiscal 2002 to nil in fiscal 2003. The remaining improvement of £10.1 million was due to the improved performance of certain programming joint ventures, including Nickelodeon, The History Channel, Paramount and National Geographic Channel. We continue to invest in programming joint ventures managed by our wholly-owned subsidiary, Sky Ventures Limited.

          Joint ventures’ goodwill amortization, net

      As at December 31, 2001, the carrying value of our investment in our KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortization of £984.9 million. Joint ventures’ goodwill amortization also included goodwill amortization of £98.5 million for the prior year. To match our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002, we released an amount of £13.5 million from the impairment provision made at December 31, 2001.

      Our investment in KirchPayTV was treated as a joint venture until February 8, 2002, by which date we considered that we were no longer able to exercise significant influence over KirchPayTV. Accordingly, on February 8, 2002, the investment was transferred within fixed asset investments to “Other investments” at a net book value of nil. On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. We do not expect to receive any funds from these proceedings. On May 13, 2002, we exercised a put option to transfer our interest in KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on September 13, 2002. We do not expect to receive a significant amount, if any, from the exercise of our put option.

Net interest payable

      Interest payable and similar charges, net of interest receivable and similar income, decreased by 16% to £114.5 million in fiscal 2003 from £136.9 million in fiscal 2002. This was primarily a result of a reduction in average gross debt from £1,853.9 million for fiscal 2002 to £1,461.0 million for fiscal 2003, and a decrease in our share of joint ventures’ interest payable, due to inclusion in the prior period of our share of KirchPayTV’s interest payable. This was partly offset by decreased interest receivable due to lower levels of cash held. Our average cash balance for fiscal 2003 was £113.1 million compared to £202.7 million for fiscal 2002. Net interest costs are expected to decline in fiscal 2004, reflecting an expected continued reduction in average levels of net debt.

Taxation

      The net tax credit for fiscal 2003 includes a current pre-exceptional tax charge of £85.0 million and a deferred tax credit of £3.0 million (which is included within the total £28.4 million non-exceptional deferred tax credit) due to the Group generating profits chargeable to corporation tax in this fiscal year. Before the effect of goodwill, joint ventures and exceptional items, this results in an underlying effective rate of 31%, slightly higher than the UK statutory rate due to a number of standard disallowable items. A reconciliation of the Group’s current tax charge to the UK statutory rate is given in Note 9 within Item 18.

      As a result of the significant investment made in digital, and the resultant losses incurred, the Group has accumulated significant tax losses within different Group companies.

      Under the UK Accounting Standard FRS 19, a deferred tax asset in respect of these tax losses may only be recognized in the Group’s balance sheet at the point when it is “more likely than not” that there will be sufficient future taxable profits to offset the tax losses thereby being capitalized.

      As the Group’s and individual entities’ profitability has continued to rise it has become increasingly possible to satisfy the requirements of FRS 19. During the six months ended December 31, 2002, the Group recognized a £40.4 million deferred tax asset, principally as a result of the forecast future profitability of one of the Group’s trading subsidiaries.

      Subsequently, following a review of the forecast utilization of tax losses within the Group, and as a consequence of a planned reorganization of certain assets within the Group, the Directors have been able to conclude that the required FRS 19 conditions have also now been satisfied, in respect of other tax losses in the Group, permitting the Group to recognize a further deferred tax asset of £122.6 million, which has been treated as an exceptional tax credit due to its size. This brings the total deferred tax asset recognized within the year to £151.0 million, net of utilization and an adjustment arising from the prior period. Following this recognition, the Group has no further significant unrecognized UK losses, and therefore over the long-term, the Group’s ongoing UK tax charge in the profit and loss account is expected to continue at a rate of around 31%.

      After the £85.0 million current pre-exceptional tax charge for fiscal 2003, the £151.0 million deferred tax credit, the tax charge on exceptional items of £1.4 million and our share of joint ventures’ tax charge of £2.1 million, the net tax credit for fiscal 2003 was £62.5 million.

      In fiscal 2002, the tax charge of £106.4 million mainly comprised an exceptional write-off of a deferred tax asset arising on losses, following the impairment charge made in respect of KirchPayTV goodwill, of £83.3 million; utilization of the existing deferred tax asset of £27.3 million; an exceptional tax charge on the release of the remaining analog termination provision of £1.2 million; and our share of our joint ventures’ tax charges of £1.3 million. This was partly offset by an exceptional tax credit arising on the provision made against unprovided for ITV Digital debtors of £6.7 million. There was no current tax charge in fiscal 2002.

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

Profit after taxation

      In fiscal 2003, the profit for the financial year was £190.3 million compared to a loss of £1,382.6 million in fiscal 2002, mainly as a result of the impairment of KirchPayTV goodwill by £971.4 million in fiscal 2002, a tax credit of £62.5 million in fiscal 2003 compared to a tax charge of £106.4 million in fiscal 2002 and an increase in operating profit after goodwill and exceptional items of £199.0 million. Furthermore, we ceased to account for our share of KirchPayTV’s losses after February 8, 2002 (fiscal 2002: loss of £70.0 million), and, following the impairment charge against KirchPayTV goodwill in fiscal 2002, there was no amortization charge for KirchPayTV goodwill in fiscal 2003 (fiscal 2002: charge of £98.5 million).

      The impairment charge relating to KirchPayTV goodwill followed an impairment review of the carrying value of the investment in KirchPayTV, which resulted in a carrying value of nil. The tax credit of £62.5 million is mainly due to the recognition of a deferred tax credit of £163.3 million relating to deferred tax assets not previously recognized. The increase in operating profit is the result of revenues increasing by £409.9 million, partly offset by an increase in operating expenses of £210.9 million.

Earnings (loss) per share

      Basic earnings per share after goodwill and exceptional items increased by 83.2p to earnings per share of 9.9p in fiscal 2003 from a loss per share of 73.3p in fiscal 2002, primarily due to the movement in profit after taxation described above. Similarly, diluted earnings per share after goodwill and exceptional items increased to earnings per share of 9.8p in fiscal 2003 from a loss per share of 73.3p in fiscal 2002.

2002 FISCAL YEAR COMPARED TO 2001 FISCAL YEAR

      During fiscal 2002, the continued growth in DTH subscribers led to significant growth in revenues and operating profit before goodwill and exceptional items, despite the closure of ITV Digital and a challenging advertising market.

      Total UK and Ireland subscribers to Sky’s channels increased by 148,000 from 10,044,000 in fiscal 2001 to 10,192,000 in fiscal 2002, as the increase in the number of DTH and cable subscribers was greater than the loss of DTT subscribers from the closure of ITV Digital. Sky digital subscribers increased to 6,101,000 at June 30, 2002 from 5,308,000 at June 30, 2001.

Revenues

      Revenues increased to £2,776.1 million in fiscal 2002 from £2,306.0 million in fiscal 2001, representing growth of 20% in fiscal 2002.

      The Group’s revenues can be analyzed as follows:

	Revenues

	£m	%	£m	%
	2001		2002

DTH subscribers	1,536.7	66.6	1,929.2	69.5
Cable and DTT subscribers	299.1	13.0	279.4	10.1
Advertising	270.5	11.8	250.7	9.0
Interactive	93.0	4.0	186.0	6.7
Other	106.7	4.6	130.8	4.7

	2,306.0	100.0	2,776.1	100.0

DTH subscriber revenues

      DTH subscriber revenues were our largest source of revenue and increased to £1,929.2 million in fiscal 2002 from £1,536.7 million in fiscal 2001. The improvement of 26% in fiscal 2002 was largely driven by a 14% increase in the average number of subscribers, and January 2002 price rises.

      Average DTH subscription revenue per subscriber increased by 10%, from £293 at June 30, 2001 to £323 at June 30, 2002. The increase in average DTH subscription revenue per subscriber reflected the change in our UK retail prices which was effective from January 1, 2002, along with increased subscription revenues from products such as Sky+ and the Extra Digibox.

      The total number of DTH subscribers increased by 648,000 (12%) in fiscal 2002, primarily due to the significant growth in new digital subscribers, partly offset by digital churn and the closure of our analog service in September 2001.

      Annualized net digital churn for the year to date was 10.5% at June 30, 2002 (excluding the effect of analog churn up to September 27, 2001 and the effect of the termination of the analog service on September 27, 2001) and 10.0% at June 30, 2001.

Cable and DTT subscriber revenues

      Cable and DTT subscriber revenues were still an important source of revenue, although they decreased by 7% to £279.4 million in fiscal 2002, from £299.1 million in fiscal 2001. The decrease was due to a £19.9 million decline in cable revenues to £227.6 million, partly offset by a £0.2 million increase in DTT subscription revenues to £51.8 million. The decrease in cable revenues was due to fewer cable subscribers taking Sky Premium Channels and a decrease in average revenue per cable subscriber of 19% in the period, partly offset by an 11% increase in the average number of cable subscribers. DTT revenues experienced only £0.2 million of growth since no revenues were received after April 30, 2002 following the termination of the ITV Digital DTT operations on that date. As a result of this termination, Sky made an exceptional operating provision of £22.3 million at April 30, 2002 in respect of remaining unprovided programming debts with ITV Digital (see “Operating expenses, net — Administration”).

      At June 30, 2002, 4,091,000 (June 30, 2001: 4,591,000 cable and DTT subscribers) UK and Ireland cable subscribers (including broadband, narrowband and SMATV subscribers) received our programming.

      In fiscal 2002, we charged UK cable operators between £9.97 and £18.35 per subscriber for Sky Premium Channels, dependent upon the number of Sky Premium Channels to which the cable customer subscribed. In addition, the percentage of cable and DTT subscribers who subscribed to Sky Premium Channels is far lower than that for DTH subscribers. As a result, on average, in fiscal 2002, cable (including

Ireland) and DTT subscribers accounted for 40% (fiscal 2001: 46%) of total subscribers, although cable and DTT wholesale revenues accounted for only 13% (fiscal 2001: 16%) of total subscription revenues.

Advertising revenues

      Advertising revenues decreased to £250.7 million in fiscal 2002 from £270.5 million in fiscal 2001. The decrease in advertising revenues of 7% was driven by a downturn in UK television advertising revenue, partly offset by the growth in viewing share of Sky Channels, according to BARB estimates of viewing of commercial channels, from 9.4% to 10.4%, and increased advertising revenue from Ireland.

Interactive revenues

      Interactive revenues increased to £186.0 million in fiscal 2002 from £93.0 million in fiscal 2001. The increase of £93.0 million was due to increased betting revenues, up £16.5 million to £94.9 million (resulting from an increase in the overall number of bets placed), and the inclusion of a full year of consolidated BiB revenues for the first time subsequent to the acquisition of BiB as a subsidiary on May 9, 2001 (previously BiB’s revenues had been equity accounted). SkyBet had over 100,000 interactive TV betting registrations from DTH subscribers and received over 65,000 bets per week on average. The majority of the remainder of interactive revenues comprises Sky Active and subsidy recovery charges made to conditional access and access control customers on the Sky Digital platform.

Other revenues

      Other revenues increased £24.1 million to £130.8 million in fiscal 2002, primarily due to new product revenue from the sale of Sky+ and Extra Digibox, increased service call revenues due to a larger subscriber base and increased extended warranty revenues, partly offset by fewer installations in fiscal 2002.

Operating expenses, net

      Operating expenses after goodwill and exceptional items increased to £2,721.1 million in fiscal 2002, from £2,213.2 million in fiscal 2001, representing annual growth of 23%.

Programming

      Programming costs, which represented the largest single element of our cost structure, constituted 53% of operating expenses in fiscal 2002 (fiscal 2001: 51%), and increased to £1,439.3 million in fiscal 2002 from £1,133.8 million in fiscal 2001. Programming costs are stated net of amounts receivable from the disposal of programming rights not acquired for use by the Group of £15.3 million (fiscal 2001: £55.1 million).

      Sports channels programming costs increased 59% to £663.0 million in fiscal 2002, from £416.5 million in fiscal 2001, driven by an increase of £192.3 million in football costs (mainly due to the existing FAPL agreement that commenced in fiscal 2002 and the introduction of FAPL pay-per-view matches in fiscal 2002) together with the increased costs of rugby union and cricket internationals.

      Movie channels programming costs increased by 7% to £360.5 million in fiscal 2002, from £336.4 million in fiscal 2001. The increase was primarily due to additional licensed programming costs, driven by the 3% increase in the average number of movie subscribers, an increase in the number of buys of Sky Box Office movies and an increased proportion of “mega-hit” titles, which are normally defined by reference to US theatrical release revenue.

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

Marketing

      Marketing costs continued to be significant in fiscal 2002, comprising the second largest element of our cost structure, primarily as a result of the continued free digital satellite equipment offer to new customers.

      Marketing costs after exceptional items increased to £416.6 million in fiscal 2002, from £378.1 million in fiscal 2001. The increase of £38.5 million was mainly due to the consolidation for the full year of BiB’s subsidy of the set-top box (resulting in an increase of £48.7 million over fiscal 2001) and an increase in discounted installation offers. This was partly offset by reductions in above-the-line advertising spend and commissions paid, as more sales were made directly to subscribers rather than through retail outlets.

Subscriber management

      Subscriber management costs grew from £243.4 million in fiscal 2001 to £291.1 million in fiscal 2002. This increase in costs of 20% was driven by the higher number of digital subscribers and by the introduction of new products such as Sky+ and Extra Digibox; partly offset by lower call center headcount and call volumes, reflecting improvements in our billing and other customer support systems, and subscribers’ increasing familiarity with Sky products.

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

      On March 27, 2002, ITV Digital, a 50:50 joint venture between Carlton Communications plc and Granada plc, which provided pay television program services via the UK DTT platform, was placed into administration. Partners of Deloitte & Touche were appointed as administrators. As of March 27, 2002, we had balances owing to us and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of ITV Digital’s pay television service on the platform and their intention to close the administration. Accordingly, in fiscal 2002, we made an exceptional operating provision against the whole of this balance.

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

Betting

      In fiscal 2002, betting costs increased by £12.5 million to £87.8 million, from £75.3 million in fiscal 2001, due to increased numbers of interactive TV and internet bets placed following the introduction of interactive betting in December 2000 and the relaunch of the interactive TV betting service in November 2001. These costs relate to the £94.9 million of interactive betting revenues described previously. In fiscal 2001, betting costs were included for the first time, following the acquisition of SIG in July 2000.

Operating profit, gross margin and operating margin

      Operating profit after goodwill amortization and exceptional items decreased by £37.8 million to £55.0 million in fiscal 2002 from £92.8 million in fiscal 2001. This decrease was driven by the inclusion of a full year’s amortization charge for goodwill arising on the acquisition of BiB and an operating exceptional provision of £22.3 million against balances owed by ITV Digital. These expenses were offset by an increase in revenues, which was primarily due to an increase in DTH subscription revenues. This increase in revenues was partly offset by an increase in operating expenses, primarily due to an increase in programming costs.

      Gross margin (based on total revenues less programming costs) for fiscal 2002 was 48%, down from 51% in fiscal 2001. The decrease in margin was driven by the fact that programming costs rose proportionally more than total revenues. The 20% increase in total revenues was principally due to the 14% increase in the average number of DTH subscribers. In contrast, programming costs increased by 27% due to a 59% increase in sports programming costs due to a new FAPL agreement beginning in fiscal 2002 and increased costs of rugby union and cricket internationals, a 7% increase in movies programming costs due to an increase in the number of subscribers and an increase in the number of “mega-hit” titles, and a 16% increase in costs for Sky Distributed Channels due to the increased number of subscribers and contracted per subscriber fee increases.

      Operating margin (based on total revenues less all operating expenses before goodwill amortization and exceptional items) for fiscal 2002 was 7%, remaining constant compared to fiscal 2001.

Goodwill

      Goodwill amortization included within operating profit increased by £74.1 million to £118.3 million in fiscal 2002, as a result of the inclusion of a full year’s amortization charge for goodwill arising on the acquisition of BiB. Joint ventures’ goodwill amortization of £1,070 million shown below operating profit relates to the amortization and subsequent impairment of the goodwill arising upon the acquisition of KirchPayTV.

Non-operating exceptional items

2002

Amounts written off fixed asset investments

      At December 31, 2001, £60.0 million was provided against our minority investments in football clubs. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

Release of provision for loss on disposal of subsidiary

      On October 16, 2001, we jointly announced with Ladbrokes, the betting and gaming division of Hilton Group plc, that we had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary of £10.0 million, taken in fiscal 2001, was written back in fiscal 2002 as a non-cash exceptional credit, below operating profit. We continue to operate and develop interactive TV betting services through our wholly-owned bookmaker, SkyBet (formerly known as Surrey Sports).

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

Profit on sale of fixed asset investments

      During fiscal 2002, we disposed of our unlisted minority investment in Static 2358 Limited, realizing a profit on disposal of £2.3 million.

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

Share of joint venture’s loss on sale of fixed asset investment

      On August 31, 2000, KirchPayTV disposed of its remaining 58 million holding of BSkyB shares. Our share of the loss on disposal was £69.5 million. The loss was calculated as our share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by us) and the net proceeds realized by KirchPayTV of £10.05 per share.

Amounts written off fixed asset investments

      At June 30, 2001, £38.6 million was provided against our minority investments in new media companies.

Provision for loss on disposal of subsidiary

      On July 11, 2001, we reached agreement with Ladbrokes, the betting and gaming division of Hilton Group plc, to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. We were to contribute our wholly-owned bookmaker, Surrey Sports, to the joint venture. On the transfer of Surrey Sports to the joint venture, existing goodwill on our balance sheet was to be adjusted by £10.0 million and a provision for this was made in fiscal 2001. This provision was subsequently reversed when we jointly announced with Ladbrokes in October 2001 that we had agreed not to pursue the proposed joint venture (see note on “Release of provision for loss on disposal of subsidiary” above).

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

KirchPayTV

      As a result of an impairment review as at December 31, 2001, we wrote down the carrying value of our investment in KirchPayTV to nil. This resulted in an exceptional charge of £984.9 million to joint ventures’ goodwill amortization.

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

      On May 8, 2002, KirchPayTV filed for insolvency and on August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The purpose of formal insolvency proceedings under German law is to satisfy the creditors by realizing the assets of the insolvent company and distributing the proceeds to creditors. The method of realization (asset sale or sale as a going concern) is determined by the insolvency trustee who reports and consults with the creditors. The entity’s shareholders do not have a formal position in the insolvency proceedings. On May 13, 2002, we exercised a put option to transfer our interest in KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on September 13, 2002. We do not expect to receive a significant amount, if any, from the exercise of our put option.

      Further details regarding our investment in KirchPayTV can be found within the KirchPayTV section of Item 4 and in notes 28(i) and 31 of Item 18 of our 2002 Annual Report on Form 20-F.

BiB

      On July 17, 2000, we announced the acquisition of a further 47.6% of BiB, subject, inter alia, to regulatory approval, to increase our shareholding to 80.1%. On May 9, 2001, we completed the acquisition of such 47.6% of BiB, and on June 28, 2001, we completed the acquisition of the remaining 19.9% of BiB, taking our shareholding to 100%. We accounted for BiB as a 32.5% joint venture up until November 2000. From this date, to May 9, 2001, we recognized 100% of BiB’s joint venture losses due to an arrangement dated July 15, 2000, under which we agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, we fully consolidated BiB as a subsidiary.

Other

      We continue to invest in programming joint ventures managed by our wholly-owned subsidiary, Sky Ventures Limited. Our share of losses in joint ventures owned by Sky Ventures Limited increased to £6.7 million in fiscal 2002, from £4.3 million in fiscal 2001, mainly due to the completion in July 2001 of the attheraces joint venture, in which we have a 33.3% stake (see Item 4 — “The Competition Act 1998”).

      Amortization of joint ventures’ goodwill relates to goodwill arising on the acquisition of our stake in KirchPayTV. In the second half of fiscal 2001, we revised the useful economic life of KirchPayTV goodwill from 20 years to seven years, although we only accounted for approximately seven months’ worth of amortization in fiscal 2002, before the carrying value of the investment in KirchPayTV was written down to nil which resulted in an increase in goodwill amortization from £97.2 million in fiscal 2001 to £98.5 million in fiscal 2002. The goodwill amortization charge in fiscal 2002 ceased following the full impairment of the investment in KirchPayTV at December 31, 2001 (see above).

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

Taxation

      In fiscal 2002, the tax charge of £106.4 million mainly comprised an exceptional write-off of a deferred tax asset arising on losses, following the impairment charge made in respect of KirchPayTV goodwill, of £83.3 million (fiscal 2001: nil); utilization of the existing deferred tax asset of £27.3 million (fiscal 2001: £24.1 million); an exceptional tax charge on the release of the remaining analog termination provision of £1.2 million (fiscal 2001: nil); and our share of our joint ventures’ tax charges of £1.3 million (fiscal 2001: nil). This was partly offset by an exceptional tax credit arising on the provision made against unprovided for ITV Digital debtors (£6.7 million; fiscal 2001: nil). There was no current tax charge in fiscal 2002 or fiscal 2001.

      In fiscal 2001, the adoption of FRS 19 had resulted in the recognition of a deferred tax asset of £143.9 million at June 30, 2001, primarily as a result of losses and certain exceptional items incurred in fiscal 2000 and 2001. These losses and costs were associated with the launch of digital television and the termination of analog operations.

Loss after taxation

      In fiscal 2002, the loss for the financial year was £1,382.6 million compared to a loss of £538.6 million in fiscal 2001. The increased loss was mainly as a result of the impairment of KirchPayTV goodwill by £971.4 million, an increase in the tax charge of £82.3 million and an increase in subsidiary goodwill amortization of £74.0 million. This was offset by a decrease of £179.0 million in our share of the operating losses from joint ventures, mainly due to the decrease in our share of BiB’s operating losses (following the consolidation of BiB as a subsidiary from May 9, 2001) and the non-recognition of the losses of KirchPayTV from February 8, 2002, an increase in operating profit before goodwill and exceptional items of £31.3 million due to an improved operating performance of the core business, and an exceptional charge of £69.5 million in fiscal 2001 relating to our share of KirchPayTV’s loss on disposal of BSkyB shares.

      The loss relating to KirchPayTV followed an impairment review of the carrying value of the investment in KirchPayTV, which resulted in a carrying value of nil. The increase in the tax charge was mainly due to an exceptional deferred tax charge of £83.3 million incurred in fiscal 2002, following the impairment of KirchPayTV. The increase in subsidiary goodwill amortization is the result of the first full year of amortization being charged on the goodwill relating to the acquisitions of BiB and SIG.

Loss per share

      Basic loss per share, after goodwill and exceptional items, increased by 44.1p from 29.2p for fiscal 2001 to 73.3p for fiscal 2002, primarily due to the movement in loss after taxation described above.

2003 BALANCE SHEET COMPARED TO 2002 BALANCE SHEET

      Intangible assets decreased by £121.5 million, from £657.4 million at June 30, 2002 to £535.9 million at June 30, 2003, due to amortization of goodwill and the provision against Opta goodwill. Intangible assets mainly comprise the goodwill that arose on the acquisitions of BiB, Sports Internet Group and WAPTV.

      Tangible fixed assets increased in the period by £3.2 million, mainly due to £101.4 million of additions, including investment in customer-facing technology, improvement in web-based technology and improved back-up facilities, partly offset by depreciation of £97.9 million. Fixed asset investments decreased by £20.0 million, mainly due to the further provision against our minority investments in football clubs of £21.0 million made at December 31, 2002. Subsequently, we reduced our provision against our investment in Chelsea Village plc at June 30, 2003 by £3.2 million, following the agreement to sell our minority investment in July 2003.

      Net current assets decreased by £88.4 million, principally caused by an increase in creditor balances, mainly due to the increase in deferred subscription revenues resulting from an increased subscriber base; a decrease in debtors due to the amortization of the FAPL contract prepayment; and a decrease in non-programming stock due to the utilization of set-top box stocks outweighing purchases in the period.

Equity shareholders’ deficit

      Total equity shareholders’ deficit decreased from a deficit of £300.7 million at June 30, 2002 to a deficit of £105.7 million at June 30, 2003. This was due to a net profit in the current year of £190.3 million and the issue of shares, net of share issue costs, of £4.7 million.

      In November 2002, we issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. This consideration was previously classified as “shares to be issued” within shareholders’ funds. The share premium arising on the issue of the deferred consideration to BT of £111.5 million was credited to the merger reserve. The remaining £120.0 million was credited to share premium. Amounts held in the merger reserve are transferred to the profit and loss reserve over the same useful economic life as the goodwill that arose on the acquisition. Further details on the merger reserve are given in Note 28(i) within Item 18.

Reserves

      At June 30, 2003, the Company had a deficit of £1,120.4 million on its company-only profit and loss reserve. In order to improve the presentation of the Company’s balance sheet, and give the Company greater flexibility in any future distribution policy, the Directors proposed a special resolution at the Annual General Meeting held on November 14, 2003 to eliminate the deficit at June 30, 2003 by reducing the Company’s share premium account. At that meeting shareholders approved this special resolution. In addition to such approval of the reduction by shareholders, the Company requires the approval of the High Court, for which it has applied. Whilst it is not possible to state with any certainty when this will occur, it is currently anticipated that the reduction will become effective by the end of the current calendar year.

FOREIGN EXCHANGE

      For details of the impact of foreign currency fluctuations on our results of operations, see Item 11 — “Currency exchange rates”.

CONTINGENT LIABILITIES

      The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC, and National Geographic Channel UK. The Directors do not expect any material loss to arise from the above contingent liabilities.

SEASONALITY

      New subscriptions to our channels have tended to be highest in the second quarter of our financial year, the pre-Christmas period. As a result of this, marketing costs tend to be highest in the second quarter of each fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

      The Group’s principal sources of liquidity are operating cash flow, combined with access to aggregate of £800 million (2002: £1,050 million) in revolving credit facilities, reducing to £600 million from June 29, 2004. Long-term funding comes primarily from US dollar and sterling-denominated public bond debt. For details of our facilities and long-term funding see Note 20 within Item 18. Further details of our funding and treasury policies, and the manner in which they are controlled, are provided in Item 11.

      We believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations and our approved capital expenditure requirements.

      Our liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors such as infringement of intellectual property and proprietary rights, increased competition, failure to obtain required regulatory approvals, loss of wholesale revenues and failure of technology. See Item 3 — “Risk Factors”. Our revolving credit facilities contain certain covenants (see Note 20 within Item 18). These include undertakings relating to certain financial ratios. The obligation to comply with such financial undertakings may restrict access to the facilities from time to time. A breach of certain of our undertakings, including our financial undertakings, may also have the effect of accelerating repayment of all outstanding advances under our debt facilities. However, the facilities do not contain any ratings-related triggers that would reduce the availability of funding in the event of a ratings downgrade.

      Dividends cannot be paid between Group companies other than out of profits available for distribution under the provisions of the statutes and as such these may restrict the ability of Group companies to transfer funds within the Group.

Contractual obligations and commercial commitments

      A summary of our contractual obligations and commercial commitments at June 30, 2003 is shown below:

		Payments due by period

		Less than	Between	Between	More than
	Total	1 year	1-3 years	4-5 years	5 years

	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television program rights	1,618	898	532	144	44
— Set-top boxes and related equipment	106	106	—	—	—
— Third party payments	46	17	25	4	—
— Other	10	8	2	—	—
Long-term debt	1,144	—	—	264	880
Operating lease obligations	495	76	157	128	134
Capital lease obligations	8	—	1	1	6

Total cash obligations	3,427	1,105	717	541	1,064

Purchase obligations — Television program rights

      At June 30, 2003, we had minimum TV programming commitments of £1,618 million (fiscal 2002: £2,166 million), of which £692 million (fiscal 2002: £1,005 million) related to commitments payable in

US dollars for periods of up to ten years (fiscal 2002: seven years), and £136 million (fiscal 2002: nil) related to commitments payable in Swiss francs for periods of up to three years. An additional £213 million (US$351 million) of commitments (fiscal 2002: £251 million (US$386 million)) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels. At June 30, 2003, the US dollar commitments have been translated at the year end rate of US$1.6497: £1 (2002: US$1.5347: £1), except for US$566 million (fiscal 2002: US$585 million) covered by forward rate contracts where the average forward rate of US$1.4925: £1 (fiscal 2002: US$1.3856: £1) has been used. The Swiss francs commitments have been translated at the year end rate of CHF2.2288: £1, except for CHF99 million covered by forward rate contracts where the average forward rate of CHF2.1068: £1 has been used.

      Of the total decrease in our minimum TV programming commitments of £548 million compared to June 30, 2002, £345 million is due to the fact that we now only have one year of commitments, compared to two years, remaining on the FAPL rights contract and the remaining £203 million is principally due to a decreased average period remaining on our commitments for other sports channels’ and movie channels’ programming.

Purchase obligations — Set-top boxes and related equipment

      At June 30, 2003, we had made commitments to manufacturers, in relation to the supply of set-top boxes, up to a maximum of £106 million (fiscal 2002: £127 million). The decrease compared to the prior period is due to a reduction in the price charged per box by manufacturers.

Purchase obligations — Third party payments

      At June 30, 2003, we had minimum third party payment commitments in respect of distribution agreements for the Sky Distributed Channels of £46 million (fiscal 2002: £58 million). An additional £799 million (fiscal 2002: £885 million) of commitments is also payable for periods of up to six years (fiscal 2002: six years), assuming that DTH subscribers remained unchanged from current levels.

Long-term debt

      Further information concerning long-term debt is given in Note 20 within Item 18.

Operating lease obligations

      We lease certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiations at various intervals specified in the leases. In addition we have agreements for the use of transponders on the Astra and Eurobird satellites.

Capital lease obligations

      Obligations under finance leases represent amounts drawn down in connection with the Customer Relationship Management Center in Dunfermline, Scotland. Repayments of £0.7 million (2002: £0.8 million) were made against the Customer Relationship Management Center lease and repayments of £1.5 million (2002: £2.4 million) were made against the IT asset leases, which were fully repaid in the current year. A proportion of these payments has been allocated to any capital amount outstanding. The Customer Relationship Management Center lease bears interest of 8.5% and expires in September 2020.

Cash flows

      During fiscal 2003 there was an operating cash inflow of £663.6 million, compared with an operating cash inflow of £249.7 million in fiscal 2002. This represented the conversion of 179% of operating profit before goodwill amortization and exceptional items to cash inflow.

      The operating cash inflow was driven primarily by improved operating results and a positive working capital movement of £191.4 million. The movement in working capital this year was due to a combination of one-off factors (for example the unwinding of prepayments of certain sports rights) and factors which will continue to apply as the business continues to grow. The latter includes our subscription collection cycle, and the payment in arrears for certain programming costs, such as those incurred in respect of the carriage of third party channels. Other recurring components of the positive working capital movement include the reversal, over time, of prepayments made for our long-term satellite transponder leases, and the accounting treatment for certain share-based employee remuneration schemes which result in charges to the profit and loss account, despite being non-cash in nature.

      After capital expenditure of £98.4 million, net interest payments of £124.6 million, net funding to joint ventures of £10.1 million, corporation tax paid of £17.6 million and other net inflows of £9.8 million, net debt decreased by £422.7 million to £1,105.4 million.

      During the year, our capital expenditure was £98.4 million, compared with £100.8 million in fiscal 2002. A significant part of this expenditure related to investment in upgrades to customer-facing technology based in Scotland and a second up-linking facility. In addition, we continue to invest in computer systems, contingency planning, studio and transmission facilities and building refurbishment as the Isleworth site near London continues to expand.

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

      During fiscal 2002, we spent £100.8 million on capital expenditure. The principal expenditure was on large projects, such as upgrading and renewing our customer-facing technology based in Scotland, replacement of our airtime sales system, expenditure on disaster recovery and the purchase of freehold property (3 and 4 Grant Way, Isleworth, England). In addition to this, we continued to replace and renew our computer equipment, studio facilities, buildings and infrastructure.

      At June 30, 2003, our net debt was £1,105.4 million compared to net debt of £1,528.1 million at June 30, 2002 and net debt of £1,546.5 million at June 30, 2001. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,151.8 million at June 30, 2003 compared to £1,578.4 million at June 30, 2002 and £1,770.1 million at June 30, 2001. At June 30, 2003, cash and liquid resources were £46.4 million compared to £50.3 million at June 30, 2002 and £223.6 million at June 30, 2001.

Major non-cash transactions

      During fiscal 2001, we acquired 67.5% of BiB, 47.6% on May 9, 2001, and 19.9% on June 28, 2001, increasing our interest to 100% (2000: 32.5%). The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39.7 million new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.1 million. On November 11, 2002, we issued 43.2 million shares to HSBC, Matsushita and BT in respect of this deferred consideration.

      Effective December 31, 2001, we wrote down the carrying value of our investment in KirchPayTV to nil. The write-down resulted in a non-cash exceptional net charge to the profit and loss account of £985 million under UK GAAP. Subsequently, an amount of £13.5 million was released from the provision matching our share of losses for the period from January 1, 2002 to February 8, 2002.

      In May 2001, we acquired the remaining 5% minority interest in WAPTV Limited. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million. In June 2002, we issued

169,375 new shares, and a further 338,755 new shares were issued in September 2003 to satisfy this contingent consideration.

      In July 2000, we acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

OFF-BALANCE SHEET ARRANGEMENTS

      At June 30, 2003, the Company did not have any undisclosed off-balance sheet arrangements that required disclosure as defined by Securities and Exchange Commission Release No. 33-8182.

TREND INFORMATION

      The significant trends which have a material effect on our financial performance are outlined below and are reflected within our operating results for the current year.

      We achieved our target of 7,000,000 DTH subscribers in September 2003, and we expect that the trend of digital DTH subscriber growth will continue at a run rate of net additions consistent with achieving our target of 8,000,000 DTH subscribers by the end of calendar year 2005. The emphasis in fiscal 2004 remains on acquiring and retaining higher value subscribers, the latter being of greater importance now that 81% of all DTH subscribers are no longer within their initial minimum 12 month contract period (2002: 75%). Although the rate at which our subscribers take Sky Premium Channels (calculated as the ratio of the total number of Sky Premium Channels subscribed to (other than Sky Sports Xtra) compared to the total number of subscribers) has declined in the current fiscal year, and is currently expected to continue to decline marginally, average DTH subscription revenue per subscriber has continued to grow in this period, and we expect the growth to continue.

      During the year ended June 30, 2003, the number of cable subscribers receiving Sky Channels in the UK and Ireland decreased by 220,000 to 3,871,000. We expect the rate at which cable subscribers take Sky Premium Channels will continue to decline in the future. We currently have agreements with ntl and Telewest for the supply of certain Sky Basic Channels until 2006 (see Item 4 — “Programming”).

      We anticipate that over the remainder of calendar year 2003, UK television advertising revenue will decline marginally, with year on year growth of around 3% anticipated for calendar year 2004. We expect that our share of total revenue will increase year on year as we benefit from a greater number of subscribers leading to growth in Sky’s commercial impacts, although this is likely to be partly offset by a fall in the share of viewing of Sky Channels as the total number of channels available to multi-channel viewers increases. This will enable us to attract a greater proportion of total UK television advertising expenditure and will have a positive impact on advertising revenues.

      Interactive revenues are expected to grow in the next few years as the range of interactive services available on the digital satellite platform develops. The core growth areas are expected to be interactive betting via television, games, interactive programming, interactive advertising, and set-top box subsidy recovery revenues from conditional access and access control customers.

      We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. We expect that programming costs will increase at a slower rate than our subscriber revenues.

      Included within marketing costs, are the costs of providing free digital satellite equipment and the installation cost in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free digital satellite equipment and subsidizing installation to new subscribers, however, we expect marketing costs as a percentage of revenues to continue to fall.

      We expect that the increase in subscriber management costs will continue in fiscal 2004 due to a greater proportion of Sky+ installations, which carry higher hardware costs than the standard installations, partly offset by a reduction in the cost of standard set-top boxes. We expect that customer relationship management (“CRM”) costs will be higher in fiscal 2004 than in fiscal 2003 due to the incremental costs of migrating to a new CRM system; thereafter however, we expect that these costs per subscriber will begin to decline as the benefits of the new system are realized.

      We expect the increase in operating margin to continue towards our target of 30%, last achieved prior to the launch of our digital DTH service in October 1998.

RESEARCH AND DEVELOPMENT

      The Group did not incur significant research and development expenditure in fiscal 2003, 2002 or 2001.

US GAAP RECONCILIATION

      Net profit after tax under UK GAAP in fiscal 2003 was £190.3 million (fiscal 2002: loss of £1,382.6 million; fiscal 2001: loss of £538.6 million). Under US GAAP net profit after tax was £286.0 million (fiscal 2002: loss of £1,047.3 million; fiscal 2001: loss of £624.6 million).

      The principal differences between US GAAP and UK GAAP, as they relate to BSkyB, arise from the methods of accounting for goodwill, employee stock based compensation, certain provisions, non-traded financial instruments and the derivatives which hedge these financial instruments, amounts written off fixed asset investments, joint venture losses and deferred taxation.

      For a further explanation of the differences between US GAAP and UK GAAP, see Note 28 to the Consolidated Financial Statements included within Item 18.

CRITICAL ACCOUNTING POLICIES

      The application of UK GAAP often requires our judgment when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgment is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognized. A summary of our significant accounting policies is discussed in the accompanying notes to the consolidated financial statements, and our critical accounting policies are discussed below.

      We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under UK GAAP.

      We consider that our accounting policies in respect of the following are critical:

Goodwill

      Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalized on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by Financial Reporting Standard No. 10, “Goodwill and Intangible Assets” (“FRS 10”), this goodwill has not been restated on our balance sheet. As at June 30, 2003, the total value of goodwill written off directly to reserves was £523.8 million (2002: £523.8 million) principally relating to the merger of Sky Television and British Satellite Broadcasting in 1990.

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

      At June 30, 2003, the carrying value of goodwill amounted to £535.7 million (2002: £657.2 million) and represented 26% (2002: 30%) of our total assets. As a result, the choice of amortization period is critical to our results. Applying the lives referred to in the previous paragraph has resulted in this year’s charge for amortization amounting to £116.3 million (2002: £216.8 million, including £98.5 million of KirchPayTV goodwill amortization).

      Goodwill impairment reviews are also an area requiring our judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We have completed two significant acquisitions in the past three years. These were the acquisitions of the 67.5% of BiB not previously owned by us and 100% of Sports Internet Group. In accordance with Financial Reporting Standard No. 11, “Impairment of Fixed Assets and Goodwill”, impairment reviews were performed on the carrying values of BiB and Sports Internet Group goodwill balances at the end of the first full financial year after acquisition, as at June 30, 2002. These reviews showed that no impairment was identified in either case. Consistent with our strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the next five years. As neither business operates in a mature industry, there has been limited historical data available against which to assess these projections and, as such, actual results could differ materially from the projections used. As at June 30, 2003, the performance of these operations was broadly in line with the forecasts in the business plan used for these reviews, and no indications of impairment had arisen. Changing the assumptions selected by us to determine the level, if any, of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could significantly affect our results.

      During the year ended June 30, 2003 we made a provision of £5.2 million, included within amortization, against goodwill which originally arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of Sports Internet Group, which provides statistics on the sports industry). This provision was made as a result of our announcement in December 2002 that we would close Opta and the carrying value of this goodwill has been reduced to nil.

      The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Note 28 within Item 18 for further details).

Revenues

      The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognized as the services are provided. Pay per view revenue is recognized when the event, movie or football match is viewed. Cable revenue is recognized as the services are provided to cable companies and is based on the number of subscribers taking Sky Channels as reported to us by the cable companies and the applicable rate card. The overriding principle followed is to match revenues with the provision of service, and accordingly, this leaves little scope for subjectivity. In fiscal 2003, subscription revenues from DTH subscribers and cable companies comprised 80% of total turnover (2002: 80%, (including revenues from DTT subscribers)).

      The remaining 20% of turnover (2002: 20%) is comprised of advertising, interactive and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered. Betting revenues, which are included in interactive revenues, represent amounts receivable in respect of bets placed on events which occur in the year.

      Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”, and costs from all other betting are shown within “operating expenses, net”. Our treatment under US GAAP of costs from betting, aside from internet casino betting, differs from that under UK GAAP (see Note 28 within Item 18 for further details).

      A further aspect of revenue recognition concerns the installation fees, set-top boxes and related equipment revenues received by us (net of any discount given) when a set-top box is installed and a subscriber is connected to the Sky digital service. Under UK GAAP, these revenues are recognized on the successful completion of the installation of the set-top box, together with any associated costs such as set-top box costs, smartcard costs and installer costs. The treatment of installation fees under US GAAP differs from that under UK GAAP (see Note 28 within Item 18 for further details).

Tangible fixed assets

      Tangible fixed assets represent 17% of our total assets (2002: 16%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in Note 1 within Item 18. We estimate the useful life of these assets based on their periods of expected use and this estimation is judgmental. We review the period of expected use on a regular basis. Tangible fixed asset impairment reviews are also an area requiring our judgment and requiring assessment as to whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from that tangible fixed asset using cash flow projections, and discounting using an appropriate rate. We perform impairment reviews if events or circumstances indicate that the carrying value of tangible fixed assets may not be recoverable. There have been no significant impairments in the current year.

      FRS 15 specifies criteria for the recognition of tangible fixed assets, including a detailed definition of costs that are capitalized in relation to self-constructed assets. As at June 30, 2003, £120.7 million (2002: £79 million) of costs associated with our customer relationship management project had been capitalized on the balance sheet, some of which continue to be under construction. If these costs had not been capitalized they would have been expensed immediately. Capitalized costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. The majority of capitalized costs are associated with the customer relationship management systems (approximately 90%). These costs are being depreciated over approximately three years for software and approximately four years for hardware. The only US GAAP difference from UK GAAP relates to the capitalization of interest costs on funds invested in the construction of major capital assets (see Note 28 within Item 18 for further details).

Amortization of program stock

      A significant proportion of programming costs relates to the amortization of television program rights. Programming costs constituted 55% of operating expenses in the period (2002: 53%). Our investments in television program rights are amortized over the planned number of showings according to the type of program right, with the exception of movie rights and certain sports rights, which are discussed below. The amortization methods used are based on program genre, for example, general entertainment programs, and have been based on the repeatability and value to us of showing the program. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the program to the cost of the program rights. Acquired movie rights are amortized on a straight-line basis over the period of the transmission rights, although where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Our own in-house movie productions are amortized in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortization of each contract is based on anticipated revenue. Provisions are made for any program rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group’s treatment of amortization between UK GAAP and US GAAP.

Deferred tax

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

      We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required either to write-down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or reverse the existing provision against the deferred tax assets resulting in a decrease in our effective tax rate and a positive impact on our financial results. Included within the total deferred tax recognized at June 30, 2003 is £145.7 million (2002: £11.7 million), relating to carried forward tax losses. Following a review of the forecast utilization of tax losses within the Group, and as a consequence of a planned reorganization of certain assets within the Group, the Directors consider that at June 30, 2003 there was sufficient evidence to support the recognition of these deferred tax assets on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilized. The treatment of deferred tax under US GAAP differs from that under UK GAAP (see Note 28 within Item 18 for further details).

ADOPTION OF NEW ACCOUNTING STANDARDS

      No new UK GAAP accounting standards have been issued during fiscal 2003 or fiscal 2002. In fiscal 2001, the following standards came into force and were adopted by us:

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

      Details of new US GAAP accounting standards issued during the year are given in Item 18, Note 28 — “Adoption of new standards”.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      Our Directors are as follows:

Name	Age	Position with the Company

Chase Carey	50	*Director
David DeVoe	56	*Director
David Evans	63	**Director
Allan Leighton	50	**Director (Chairman of the Audit Committee)****
James Murdoch	30	Director, Chief Executive Officer***
Rupert Murdoch	72	*Chairman
Jacques Nasser	55	**Director
Gail Rebuck	51	**Director
Lord Rothschild	67	**Director (Deputy Chairman & Senior Independent Director)*****
Arthur Siskind	65	*Director
Lord St John of Fawsley	74	**Director
Martin Stewart	40	Director, Chief Financial Officer
John Thornton	49	**Director (Chairman of Remuneration Committee)
Lord Wilson of Dinton	61	**Director

*	Non-Executive

**	Independent Non-Executive

***	James Murdoch was appointed Chief Executive Officer of the Company with effect from November 4, 2003, following Tony Ball’s agreed resignation from the Board of the Company on November 4, 2003.

****	Allan Leighton was appointed Chairman of the Audit Committee on November 14, 2003 following the retirement of Philip Bowman from the Board of the Company on November 14, 2003.

*****	Lord Rothschild was appointed as a Director of the Company and Deputy Chairman and Senior Independent Director on November 17, 2003.

      Our senior executives who are not members of the Board of Directors are as follows:

Name	Age	Position with the Company

Dawn Airey*	43	Managing Director, Sky Networks
Deanna Bates*	41	Head of Legal and Business Affairs
Julian Eccles*	45	Director of Corporate Communications and Corporate Affairs
Jon Florsheim*	43	Managing Director, Sales, Marketing and Interactive
Richard Freudenstein*	38	Chief Operating Officer
David Gormley*	40	Company Secretary
Simon Post*	38	Group IT and Strategy Director
Vic Wakeling*	60	Managing Director, Sky Sports
Alun Webber*	37	Group Director of Engineering and Platform Technology

*	Holds less than 1% of the issued share capital in the Company.

      Further information with respect to the Directors and senior executives is set forth below.

Board of Directors

      Chase Carey was appointed a Director on February 13, 2003. He has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. He has been named President and Chief Executive Officer of Hughes Electronics Corporation (“Hughes”) pending the completion of News Corporation’s acquisition of a 34% interest in Hughes and serves on the Boards of Gateway Inc. and Colgate University. Mr. Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group (“FEG”). Mr. Carey has also held the positions of Chairman and Chief Executive Officer of Fox Television, Director of Star Group Limited (“STAR”), Director of NDS Group plc (“NDS”) and Director of Gemstar-TV Guide International, Inc. (“Gemstar”).

      David DeVoe has been a Director since December 1994. Mr. DeVoe has been an Executive Director of News Corporation since October 1990; Senior Executive Vice-President of News Corporation since January 1996; Chief Financial Officer and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990. Mr. DeVoe has been a Director of News America Incorporated (“NAI”) since January 1991; and a Director of STAR since July 1993. He has also been a Director of FEG since 1991 and a Senior Executive Vice-President and Chief Financial Officer since August 1998. Mr. DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since 2001.

      David Evans was appointed a Director on September 21, 2001. He is President and Chief Executive Officer of Crown Media Holdings, Inc. He was previously President and Chief Executive Officer of Crown’s predecessor, Hallmark Entertainment Networks, from March 1, 1999. Prior to that he was President and Chief Executive Officer of Tele-Communications International, Inc. (“TINTA”) from January 1998. He joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr. Evans was Executive Vice-President of News Corporation and President and Chief Executive Officer of Sky Entertainment Services Latin America, Inc.

      Allan Leighton was appointed a Director in October 1999. In March 1992 he joined ASDA Stores Limited as Group Marketing Director, in September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and Chief Executive Officer of Wal-Mart Europe. He resigned all of these positions in September 2000. Mr. Leighton is Chairman of Wilson Connolly Group plc, B.H.S. Limited, Lastminute.com plc, Royal Mail Group and Cannons Group Ltd. He is Deputy Chairman of Leeds United plc and a Non-Executive Director of Dyson Ltd and of George Weston Limited.

      James Murdoch was appointed a Director on February 13, 2003 and Chief Executive Officer with effect from November 4, 2003. Until his appointment as Chief Executive Officer he was Chairman and Chief Executive Officer of STAR since May 2000. With effect from November 4, 2003, Mr. Murdoch resigned as Executive Vice President of News Corporation and as a member of News Corporation’s Board of Directors and Executive Committee and from the Board of NDS. Mr. Murdoch serves on the Board of the YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr. Murdoch attended Harvard University.

      Rupert Murdoch has been a Director since 1990 when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr. Murdoch has been a Director of News Limited in Australia since 1953; a Director of News International plc in the UK since 1969; a Director of NAI since 1973; and Executive Director, Managing Director and Chief Executive of News Corporation since 1979. Mr. Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and Chief Executive Officer since 1995. He has also been a Director of STAR since 1993 and Gemstar since 2001.

      Jacques Nasser was appointed a Director on November 8, 2002 and is Senior Partner of One Equity Partners, the private equity business of Bank One Corporation. In addition he is Chairman of Polaroid Corporation, and he serves on the International Board of Allianz AG. He served as a Member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has received an honorary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. Because of his significant contributions to the well-being of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was awarded an Order of Australia and a Centenary Medal.

      Gail Rebuck was appointed a Director on November 8, 2002. She is Chairman and Chief Executive of The Random House Group Ltd, the UK’s largest trade publishing company. In 1982 she became a founder director of Century Publishing. Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms. Rebuck was appointed Chairman and Chief Executive of Random House UK. She has been a Trustee of the Institute for Public Policy Research since 1993 and was for three years a member of the Government’s Creative Industries Task Force. She is on the Board of The Work Foundation, a member of the Court of the University of Sussex and a member of the Council of the Royal College of Art. Ms. Rebuck was awarded a Commander of the British Empire in the 2000 New Year’s Honours List.

      Lord Rothschild was appointed a Director, Non-Executive Deputy Chairman and Senior Independent Director of the Company with effect from November 17, 2003. He is Chairman of RIT Capital Partners Inc and Five Arrows Limited and founded J Rothchild Assurance which is now part of St James’ Place Capital. From university he joined the family bank N.M. Rothschild & Sons and subsequently ran the corporate finance department and became chairman of the executive committee, before leaving N.M. Rothschild & Sons in 1980 to develop Rothschild Investment Trust and his interests in the financial sector. Lord Rothschild attended Oxford University and in addition to his career in the world of finance, he has been involved in philanthropy and public service.

      Arthur Siskind has been a Director since June 1992. Mr. Siskind has been a Senior Executive Vice-President of News Corporation since January 1996; an Executive Director and Group General Counsel of News Corporation since 1991 and an Executive Vice-President of News Corporation from February 1991 until January 1996. Mr. Siskind has also been a Director of NAI since 1991, a Director of NDS since 1996 and a Director of STAR since 1993. Mr. Siskind has also been Senior Executive Vice-President, General Counsel and a Director of FEG since August 1998. He has been a Member of the Bar of the State of New York since 1962.

      Lord St John of Fawsley has been a Director since 1991. He is a Director of Blue Lion Limited and until August 2003, was the Non-Executive Chairman of Blackfriars Investments of which he was previously Chairman. He was a Director of the N.M. Rothschild Trust from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985 to 2000. He is a member of the Privy Council and holds the Order of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. He has also been Master of Emmanuel College, Cambridge. He has edited the works of Walter Bagehot for The Economist and is a regular commentator on television and radio.

      Martin Stewart was appointed as Chief Financial Officer and a Director in May 1998. He previously served as Head of Commercial Finance from March 1996. From 1991 to 1996, Mr. Stewart was employed at Polygram, latterly at Polygram Filmed Entertainment where he was Finance Director for two years. From February 2001 to October 2003, Mr. Stewart was a Non-Executive Director of Michael Page International plc.

      John Thornton has been a Director since 1994. He is Professor and Director of Global Leadership at Tsinghua University in Beijing and a Director of the Ford Motor Company, Intel Corporation and the Pacific Century Group, Inc. Mr. Thornton is Chairman of the Brookings Institution and a Director or Trustee of several educational and philanthropic organizations. With effect from July 1, 2003, Mr. Thornton retired as President and Co-Chief Operating Officer of the Goldman Sachs Group, Inc. and as a member of its Board of Directors. Mr. Thornton attended Harvard College, Oxford University and the Yale School of Management.

      Lord Wilson of Dinton was appointed a Director on February 13, 2003. He has been a Non-Executive Director of Xansa plc since April 2003. Lord Wilson entered the Civil Service as an assistant principal in the Board of Trade in 1966. He subsequently served in a number of departments including 12 years in the Department of Energy where his responsibilities included nuclear power policy, the privatization of Britoil, personnel and finance. He headed the Economic Secretariat in the Cabinet Office under Mrs. Thatcher from 1987 to 1990 and after two years in the Treasury was appointed Permanent Secretary of the Department of the Environment in 1992. He became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002 he has been Master of Emmanuel College, Cambridge. He was appointed to the House of Lords in November 2002.

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

      Rupert Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their Alternate Director and in addition have appointed Leslie Hinton as their Alternate Director.

      David Evans has appointed Allan Leighton as his Alternate Director.

Senior executives

      Our senior executives who are not members of the Board of Directors or Alternate Directors are as follows:

      Dawn Airey joined us in January 2003 as Managing Director of Sky Networks. She is responsible for all wholly-owned Sky Channels (with the exception of Sky Sports) and is also responsible for Sky Media (airtime sales).

      Deanna Bates has served as our Head of Legal and Business Affairs since November 1989. She has decided to assume a new role within the Legal and Business Affairs department from January 1, 2004, pursuant to which she will continue to provide legal counsel to the Group on a part-time basis. Also as of January 1, 2004, James Conyers, who joined us in April 1993 and is Deputy Head of Legal and Business Affairs, will be appointed Head of Legal and Business Affairs.

      Julian Eccles joined us in March 2000 and is Director of Communications and Corporate Affairs.

      Jon Florsheim joined us in April 1994 as Marketing Director, Direct to Home and in October 1998, he was appointed Director of Distribution and Marketing. In August 2000, Mr. Florsheim was appointed as Managing Director, Sales, Marketing and Interactive.

      Richard Freudenstein joined us in October 1999 as General Manager and was appointed as Chief Operating Officer in October 2000.

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

      Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital, and established the Sky Interactive venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology.

      Except as set forth above, there is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or executive officer.

EMPLOYEES

      The average monthly number of full time equivalent persons (including temporary employees) employed by us during the year was as follows:

	2001	2002	2003

	Number	Number	Number
Programming	1,134	1,131	1,106
Transmission and related functions	1,071	1,274	1,383
Marketing	173	193	199
Subscriber management	6,472	5,432	5,381
Administration	872	965	954
Betting	226	88	109

	9,948	9,083	9,132

      There has been no significant movement in the number of full time equivalent persons employed by us during the year.

      There are approximately 1,115 temporary staff included within the average number of full time equivalent people employed by the group.

CORPORATE GOVERNANCE

      We are committed to high standards of corporate governance and have complied throughout the fiscal year with best practice provisions of Section 1 of the UK’s Combined Code on corporate governance (“the Code”) save that:

      The roles of the Chairman and Chief Executive Officer are separate and have been so since the Company obtained its listing in 1994. In prior years the Board did not deem it necessary to appoint a Senior Independent Director and as such was not compliant with the Code. However, last year the Board confirmed its commitment to make an appointment and on November 7, 2002, Lord St John of Fawsley was appointed as the Senior Independent Director of the Company. Following the appointment of Lord Rothschild as a Director and Deputy Chairman of the Company on November 17, 2003, it was announced that he would assume the role of Senior Independent Director.

      The Board currently comprises 14 Directors, made up of two Executive Directors and 12 Non-Executive Directors, eight of whom are Independent Non-Executive Directors. In the previous year the Board noted that there was not a majority of Independent Non-Executive Directors as required by the Code. Following the appointments of Gail Rebuck and Jacques Nasser at the November 2002 Annual General Meeting, the Company was compliant with the Code.

      In previous years the Articles of Association of the Company permitted News Corporation or a subsidiary of News Corporation to appoint a number of Directors dependent on their shareholding in the Company. BSkyB Holdco Inc. (“Holdco”) a subsidiary of News Corporation had the right to appoint five Directors to the Board. The Directors so appointed were not subject to election by shareholders, nor did they have to retire by rotation as required by the Code.

      At the Company’s November 2002 Annual General Meeting a resolution was put to the shareholders of the Company whereby new Articles of Association would be adopted, canceling News Corporation’s special right to appoint Directors to the Board and the five Directors so appointed by News Corporation would be put forward for appointment by shareholders. These Directors would then be subject to the normal retirement by rotation provisions that are applicable to all other Directors. These resolutions were also conditional on another three Independent Non-Executive Directors being appointed to the Board. The resolutions were passed by the shareholders of the Company and became effective on February 13, 2003, when Lord Wilson of Dinton was appointed as the eighth Independent Non-Executive Director of the Company. Following the resignation of Philip Bowman as an Independent Non-Executive Director of the Company on November 14, 2003, the Board has initiated a search for a new Independent Non-Executive Director.

      On November 14, 2003 the Company announced that the Board had established an ad-hoc committee to be chaired by Lord Wilson of Dinton to review all applicable corporate governance requirements, codes and guidelines with a view to making recommendations to the Board as to Board processes and the composition of its committees.

      All the Directors of the Company now comply with the Code requirement for Directors to retire and offer themselves for re-election at least once every three years.

      Other areas of non-compliance with the Code are discussed in further detail in this Item (see “Remuneration Committee” and “Service Contracts”).

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

      The Board has also delegated specific responsibilities to Board committees, notably the Audit, Remuneration and Nomination Committees. Directors receive Board and Committee papers several days in advance of Board and Committee meetings. The Board members have access to external professional advice should they require it.

      The Group Executive Committee generally meets more regularly than the Board to allow prompt decision making and discussion of relevant business issues. It is chaired by the Chief Executive Officer and comprises the Chief Financial Officer and other senior executives from within the Group.

Board Committees

      The Articles of Association formerly contained certain rights for Holdco, dependent on its shareholding in the Company, to appoint and remove members of any standing Committee established by the Board. Holdco had the right to appoint two members to any such Committee. These rights were also canceled upon the adoption of the new Articles of Association by a Special Resolution of the Company at the Annual General Meeting which was effective from February 13, 2003.

Remuneration Committee

      The Remuneration Committee, on behalf of the Board, is responsible for recommending to the Board the framework and policy for Executive Directors’ remuneration and remuneration for any Executive of our Company earning a base salary in excess of £250,000 per annum. The Remuneration Committee meets not less than once a year and takes advice from the Chief Executive Officer and independent consultants as appropriate in carrying out its work.

      The Committee is chaired by John Thornton, an Independent Non-Executive Director and its members are David Evans, an Independent Non-Executive Director, Jacques Nasser, an Independent Non-Executive Director, Rupert Murdoch, a Non-Executive Director and David DeVoe, a Non-Executive Director. The Company notes that the composition of the Remuneration Committee does not comply with the Code. The Board considers that Messrs Murdoch and DeVoe, along with the other members of the Committee, have provided a valuable contribution to the Remuneration Committee, and believes that they will continue to do so in the future. Accordingly, the Company does not propose to alter the current membership of the Remuneration Committee.

Audit Committee

      The Audit Committee consists exclusively of Non-Executive Directors. The Audit Committee is chaired by Allan Leighton, and its members are Gail Rebuck, David DeVoe and Arthur Siskind. It meets not less than four times a year to review all significant judgments made in the preparation of the quarterly, half yearly and annual financial results before they are submitted to the Board. The Audit Committee reviews all related party transactions with a cumulative value of £100,000 and above. It reviews with the external auditors the nature, scope and cost of their work, discusses with them the results thereof, and reviews the audit plans and findings of our internal audit function, together with any related party transactions entered into by us. The Audit Committee has the power to seek external advice as and when required. Following Philip Bowman’s resignation at the Annual General Meeting on November 14, 2003, the composition of the Audit Committee no longer complies with the Code in that there is no longer a majority of Independent Directors on the committee.

      The US Securities and Exchange Commission has recently adopted final rules implementing the provisions of the US Sarbanes-Oxley Act of 2002 relating to the composition and authority of audit committees of listed companies. Among other things, the rules require that all members of the audit committee be independent. Listed foreign private issuers, such as the Company, are not required to be in compliance with the rules until July 31, 2005. The SEC rules provide certain exemptions applicable to audit committees of foreign private issuers, including an exemption permitting such audit committees to include representatives of affiliates as non-voting observers. The Company intends to review the composition of its audit committee in order to be in compliance with the SEC rules prior to July 31, 2005.

Nomination Committee

      On September 17, 2002, the Company established a Nomination Committee of the Board following the Board’s confirmation in the previous year’s Annual Report that it intended to establish a Nomination Committee. On September 17, 2002, the Company appointed Lord St John of Fawsley and John Thornton as the initial Committee members, and Allan Leighton and Gail Rebuck were appointed to the Committee on September 22, 2003 in relation to the appointment by the Company of a new Chief Executive Officer (the post that was subsequently taken by James Murdoch). Lord St John acts as Chairman of the Committee. During the year, Jacques Nasser, Gail Rebuck, Lord Wilson of Dinton, James Murdoch and Chase Carey were all nominated by the Nomination Committee for appointment to the Board, and Lord Rothschild was nominated in November 2003. The Company has from time to time engaged executive search consultants to assist with the recruitment of Non-Executive Directors.

COMPENSATION

      Remuneration for Executive Directors and senior executives consists of basic salary, performance-related bonuses, share incentive schemes and benefits including pension, life assurance, medical insurance and, where appropriate, company cars or company car allowances. The remuneration package is significantly weighted towards variable performance-related incentive arrangements. The policy ensures that a significant proportion of the remuneration of the Executive Directors and the senior executives is aligned with our performance, generating a strong alignment of management’s interests with those of shareholders.

Basic salary

      The basic salary for each Executive Director and senior executive is determined by the Remuneration Committee taking account of the recommendation of the Chief Executive Officer (other than in respect of his own salary), and information provided from external sources relative to the industry sector in which we operate.

Senior management bonus scheme

      Executive Directors and senior executives participate in a bonus scheme under which awards are made to participants at the discretion of the Remuneration Committee. The level of award is dependent on both personal performance during the relevant financial year and the performance of the Group through the achievement of commercial and strategic objectives.

Pension benefits

      We provide pensions to eligible employees through the BSkyB Pension Plan, which is a defined contribution plan. Employees contribute 4% of pensionable salary into the Plan each year and the Group contributes up to a maximum of 8% of pensionable salary. Contributions into the approved Plan are subject to Inland Revenue limits. We do not currently operate a Supplementary Pension Scheme in excess of the Inland Revenue earnings cap.

      During the relevant financial year we reviewed the operation of our pension arrangements for Executive Directors and senior executives whose Pension Plan contributions are restricted due to Inland Revenue limits. For these executives, in the first instance, employee contributions are reduced and where the Group’s contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% Group contribution rate.

      During the year Tony Ball (who was Chief Executive Officer & Managing Director until November 4, 2003) received a one-off payment of £113,883 and a further payment of £10,421 in relation to a shortfall in his pension arrangements that resulted from historical differences between employer contributions, as capped by Inland Revenue limits, and 8% of his pensionable salary. Employer contributions of £31,863 were paid into the BSkyB Pension Plan.

      Martin Stewart received a further payment of £4,213 in relation to a shortfall in his pension arrangements, as described above. Employer contributions of £27,473 were paid into the BSkyB Pension Plan.

Long Term Incentive Plan

      We operate a Long Term Incentive Plan (“LTIP”) for Executive Directors and senior executives. An award under the LTIP in previous years comprised a retention element Core Award (which makes up 5% of the award) and a Performance Award (which makes up 95% of the award). The Core Award vests dependent on continued service with the Group for a specified period and is not subject to the performance conditions. It is intended that no future Core Awards will be made under the LTIP. The Performance Award vests, in full or in part, dependent on the satisfaction of specified performance targets. Awards are not transferable or pensionable and are made over a number of our shares determined by the Remuneration Committee. Awards may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which would have the same value to the participant.

      Measurements of the extent to which performance targets have been met are reviewed by the Remuneration Committee at the date of vesting of each award, taking account of independent advice as necessary.

      Awards may be made to any employee or full time Director of the Group at the discretion of the Remuneration Committee. During the year, awards under the LTIP were made to Tony Ball and Martin Stewart and other key senior executives. All previous awards made under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus. Where the market price of a share at the date of vesting is below the exercise price, awards in this form have been treated as having lapsed and participants have been eligible to receive shares for no consideration, equal to the value of their vested award.

2002 awards

      Performance measures for the 2002 LTIP focus on rewarding performance which results in maximized returns to shareholders. For the award made in 2002, the Remuneration Committee determined that the performance targets should be based on a comparison of our relative total shareholder return (“TSR”) performance against both the FTSE 100 and the international media and telecommunications sector. The awards only vest in full for outstanding performance against both of these comparator groups. TSR has been selected as the target as it is a clear indicator of the value created for shareholders, and is a widely accepted measure of performance.

      Of the awards made in 2002, up to half of the award may vest two years after grant, subject to the achievement of the performance conditions at that date, with the remaining 50% and any unvested portion becoming eligible for vesting after three years, subject to the achievement of the performance conditions at that date. In the 2002 fiscal year Tony Ball and Martin Stewart were awarded rights over 477,155 and 238,576 shares respectively. For further details of the awards made during the year see the LTIP table on page 75.

      Tony Ball has agreed to waive his unvested entitlements under the 2002 LTIP as discussed further under the section headed “Service contracts”.

2001 awards

      50% of the award granted in November 2001 vested in full on June 30, 2003 as to 400,000 shares (Tony Ball) and 200,000 shares (Martin Stewart). The additional options which were granted in respect of the National Insurance enhancement, 54,000 (Tony Ball) and 27,000 (Martin Stewart), fell away on exercise on August 12, 2003 as the market price was below the exercise price at that date. The above vesting of the award is as a result of our Company being placed second against the media comparator group in terms of TSR for the period November 2001 to June 2003, and for the achievement of the commercial targets at June 30, 2003 using a number of key business performance measures. The vesting date for this award was amended during the year from an original vesting date of July 31, 2003 to June 30, 2003, in order to align the vesting date with our financial year. The amendment to the vesting date did not affect the proportion of the award that vested during the year. Other than for Tony Ball, the unvested portion of the award made in 2001 will vest on June 30, 2004 subject to the achievement of key business performance measures together with a comparison of our Company’s relative TSR performance against the international media and telecommunications sector. The awards only vest in full for outstanding performance against both performance measures. For details of awards made during the year see the LTIP table on page 75.

      Tony Ball has agreed to waive his unvested entitlements under the 2001 LTIP as discussed further under the section headed “Service contracts”.

2000 awards

      50% of the awards granted in November 2000 vested in full on November 3, 2002 as to 400,000 shares (Tony Ball) and 200,000 shares (Martin Stewart). The additional options which were granted in respect of the National Insurance enhancement, 54,000 (Tony Ball) and 27,000 (Martin Stewart), fell away on exercise on August 12, 2003 as the market price was below the exercise price at that date. The above vesting of the award is as a result of the Company being placed first against the media comparator group in terms of TSR for the period November 2000 to November 2002, and for the achievement of the commercial targets at November 3, 2002 using a number of key business performance measures.

      The balance of the awards granted in November 2000 vested in full on June 30, 2003 as to 400,000 shares (Tony Ball) and 200,000 shares (Martin Stewart). The additional options which were granted in respect of the National Insurance enhancement, 54,000 (Tony Ball) and 27,000 (Martin Stewart), fell away on exercise on August 12, 2003 as the market price was below the exercise price at that date. The above vesting of the award is as a result of our Company being placed first against the media comparator group in terms of TSR for the period November 2000 to June 2003, and for the achievement of the commercial targets at June 30, 2003 using a number of key business performance measures. The vesting date for this award was amended during the year from an original vesting date of November 3, 2003 to June 30, 2003, in order to align the vesting date with our financial year. The amendment to the vesting date did not affect the proportion of the award that vested during the year.

      Other broadly similar arrangements are operated for certain senior management not participating in the LTIP under the terms of a Key Contributor Plan (“KCP”). Shares used to satisfy KCP awards are acquired by the Employee Share Ownership Plan (“ESOP”) in the market.

      On August 12, 2003, Tony Ball and Martin Stewart exercised those vested 2000 and 2001 awards described above and subsequently disposed of the ordinary shares received, being 1,200,000 and 600,000 ordinary shares respectively, at a share price of 710.5 pence per ordinary share.

Equity Bonus Plan

      We operate an Equity Bonus Plan (“EBP”) for Executive Directors and senior executives. This plan rewards performance against key commercial measures over the financial year, with stretching targets derived from the Group’s business plan. Awards were first made under the EBP in 2002 in the form of BSkyB shares, subject to performance achieved in the financial year. For the 2002 EBP, other than for Tony Ball, the awards of these shares are deferred in equal amounts for a further one and two years, subject to continuing employment. EBP awards may be made to any employee or full time Director of the Group at the discretion of the Remuneration Committee. Shares used to satisfy these awards are acquired by the ESOP in the market.

      At June 30, 2003, the commercial measures for the awards made over 104,000 shares for Tony Ball and 52,000 shares for Martin Stewart in August 2002 were achieved in full. The award granted to Martin Stewart will vest in equal amounts subject to him remaining in continued employment with the Group at July 31, 2004 and July 31, 2005. For details of awards made during the year see the Equity Bonus Plan table on page 76.

      Tony Ball as agreed to waive his unvested entitlement under the award made in August 2002 as discussed further under the section headed “Service contracts”.

      Share awards were made under the LTIP and the EBP on August 13, 2003, at a nil cost per ordinary share. The maximum number of shares that may be acquired under these awards are as follows: Tony Ball 400,000 shares (LTIP), 100,000 shares (EBP); Martin Stewart 220,000 shares (LTIP), 55,000 (EBP). These awards made to Martin Stewart will vest in full in July 2006, provided that certain performance criteria are satisfied. Since these awards were made Tony Ball has agreed to waive his unvested entitlements under the LTIP and EBP as discussed further under the section headed “Service contracts”.

Additional Executive Bonus Scheme

      We operate an Additional Executive Bonus Scheme in which beneficiaries who participate have the right to receive the growth in value on a number of notional shares. No awards have been made under this scheme since 1999 when awards were made to Tony Ball on his commencement of employment as Chief Executive Officer. These vested during the year and will lapse if not exercised within seven years from the date of grant. On exercise, we will pay a cash sum equal to accrued gains on the notional shares, subject to deduction of any tax. Accrued gains will be calculated by reference to the difference between the middle market price of the shares at the date of exercise and the price at which the notional shares were granted. Alternatively, we may elect to transfer to the holders shares of equal value to the accrued gains, in satisfaction of our obligation to pay any accrued gains.

      Tony Ball had rights over 600,000 notional shares which were exercised on August 12, 2003, resulting in a gain of £288,000.

Share option schemes

      We operate both an Approved and an Unapproved Executive Share Option Scheme (“the Executive Schemes”). The Company also operates a Sharesave Scheme (“the Sharesave Scheme”).

      With the exception of ad hoc awards made to certain individuals on hiring, grants under the Executive Schemes have been made, and continue to be made, on an annual basis. Executive Directors who participate in the LTIP and EBP do not participate in the Executive Schemes annual options award. No options were granted to any of the Executive Directors under the Executive Schemes during the financial year.

      We follow a policy of granting options to employees linked to salary. This is then subject to approval by the department heads who may recommend that the individual receives an additional allocation for exceptional performance. There is no limit on the number of share options that may be granted to an individual (other than for the purposes of granting Inland Revenue approved options), however, any proposal to make a one-off grant of share options of over four times salary would require the prior approval of the Remuneration Committee (irrespective of the employee’s level of salary). No such grant has been made to date.

      The performance conditions for option awards granted before August 2002 were based on key strategic measures for our Company, including subscriber growth measures, profit before tax and earnings per share (“EPS”) targets.

      For awards made during the year ended June 30, 2003, the performance target was based on EPS. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed Retail Price Index plus 3% per annum in order for awards to vest. Given that EPS was negative at the date of grant, growth is to be measured from the actual EPS achieved for the year to June 30, 2003.

      Measurement of the extent to which performance targets have been met are reviewed by the Remuneration Committee at the date of vesting of each award, taking account of independent advice as necessary.

      In June 2002 options over 600,000 shares were granted to Tony Ball at an exercise price of £7.35 as part of the arrangements agreed on the renewal of his service contract. The Company has agreed that these options will remain capable of exercise to the fullest extent applicable under the rules of the Executive Schemes.

      Following approval by shareholders at the 2000 Annual General Meeting, options granted after November 2000, may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Awards made during the year ended June 30, 2003 become capable of vesting over a period of four years, with one third of the award capable of vesting annually in each of years two, three and four, subject to the achievement of the performance target.

      In accordance with an agreement with the Inland Revenue, we can, with the consent of the employee, pass on to the employee the cost of employers’ National Insurance Contributions on the exercise of share options granted to UK employees under the Unapproved Executive Share Option Scheme. In order to compensate employees for this extra cost, additional options can be granted under the Unapproved Executive Share Option Scheme to ensure that the employees, as far as possible, are no worse off than if the National Insurance cost was not passed to them.

      In addition to the awards set out above, in December 2000, we made a “Millennium award” over 500 shares to all employees who had not been granted options or awards under the LTIP or the Executive Schemes in that year. These awards were made under the Approved Executive Share Option Scheme and become exercisable three years from the date of grant. There are no performance conditions attached to this award.

      On August 12, 2003, Tony Ball exercised an option under the Executive Schemes as to 5,145 ordinary shares under the Approved Executive Share Option Scheme at an exercise price of £5.83 per share and 594,855 ordinary shares under the Unapproved Executive Share Option Scheme at an exercise price of £5.83 per share. These shares were subsequently sold on August 12, 2003, at a price of 710.5 pence per ordinary share.

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

      The number of shares which may be allocated under the Executive and Sharesave Schemes on any day shall not, when added to the aggregate of the number of shares which have been allocated in the previous 10 years under the Schemes and any other Employees’ Share Scheme adopted by our Company, exceed such number as represents five percent of the ordinary share capital of our Company in issue immediately prior to that day. In determining this limit no account shall be taken of any shares where the right to acquire such shares was released, lapsed or otherwise became incapable of exercise. Options, which will be satisfied by ESOP shares do not fall within these headroom limits.

Service contracts

      James Murdoch’s service contract with the Company is currently being negotiated with the Remuneration Committee. Once negotiated his service contract will be retrospective from November 4, 2003.

      Martin Stewart has an employment contract with our Company, which was deemed to commence on December 1, 1998, and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. Martin Stewart’s remuneration consists of a base salary of £400,000 per annum and an annual discretionary bonus to be agreed by the Remuneration Committee. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He also participates in the LTIP and EBP.

      Mr. Ball was employed as Chief Executive Officer pursuant to an employment contract with our Company until November 4, 2003. Mr. Ball’s remuneration under the contract consisted of a base salary of £762,134, plus an annual cost of living provision and an annual bonus based on performance criteria agreed by the Remuneration Committee but to be no less than £500,000 annually. Mr. Ball was also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He also participated in the LTIP, EBP, Additional Executive Bonus Scheme and Executive Schemes.

      The Company will pay Mr. Ball £10.7 million on or before May 31, 2004 in return for Mr. Ball agreeing with the Company a two-year non-compete restriction from June 1, 2004 in respect of free and pay television services in the UK and waiving all of his unvested entitlements under the LTIP and EBP. Mr. Ball has also agreed to forgo the contractual entitlement within his service contract of a one-year payment of salary, bonus and benefits that would have been paid had his contract not been extended on expiry on May 31, 2004. The Company has agreed that the Executive share options granted to Mr. Ball will remain capable of exercise following the expiry of his service contract to the fullest extent applicable under the rules of the Executive Share Option Scheme. Mr. Ball has agreed to remain available to give advice and assistance to the Company under his service agreement until the end of May 2004. Mr. Ball also resigned his position as director of the Company, effective November 4, 2003.

Non-Executive Directors

      The basic fees payable to the Non-Executive Directors are set by the Board and were £36,750 each during the year. This amount may be increased on an annual basis by 5% or Retail Price Index, whichever is the greater, unless the Board determines otherwise. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Nomination Committee. The Chairman of the Board, the Chairman of the Audit Committee, the Chairman of the Remuneration Committee and the Chairman of the Nomination Committee each receive an additional £5,000 per annum. Each Non-Executive Director is engaged by us for an initial term of three years at which time the individual and the Board will both review whether or not the Non-Executive Director should continue in this position. Prior to the November 2002 Annual General Meeting only those Directors who were not appointed by Holdco received fees.

Directors’ emoluments

      The emoluments of the Directors for the year ended June 30, 2003 are shown below:

	Total	Total						Total
	emoluments	emoluments				Total		emoluments
	including	including				emoluments		including
	pensions	pensions	Salary	Bonus		before		pensions
	2001	2002	and fees	schemes	Benefits	pensions	Pensions	2003

	£	£	£	£	£	£	£	£
Executive
Tony Ball(i)	1,964,383	2,049,343	762,134	1,500,000	41,436	2,303,570	156,167	2,459,737
Martin Stewart	821,451	713,517	400,000	500,000	24,750	924,750	31,686	956,436
Non-Executive
Rupert Murdoch	—	—	17,741	—	—	17,741	—	17,741
Philip Bowman(ii)	30,750	45,000	46,750	—	—	46,750	—	46,750
Chase Carey(iii)	—	—	13,946	—	—	13,946	—	13,946
David DeVoe	—	—	17,741	—	—	17,741	—	17,741
David Evans	—	27,057	39,994	—	—	39,994	—	39,994
Allan Leighton	25,500	39,698	41,750	—	—	41,750	—	41,750
James Murdoch(iv)	—	—	13,946	—	—	13,946	—	13,946
Jacques Nasser(v)	—	—	26,923	—	—	26,923	—	26,923
Gail Rebuck(vi)	—	—	25,596	—	—	25,596	—	25,596
Arthur Siskind	—	—	15,843	—	—	15,843	—	15,843
Lord St John of Fawsley	25,500	35,000	40,673	—	—	40,673	—	40,673
John Thornton	28,125	49,522	53,744	—	—	53,744	—	53,744
Lord Wilson of Dinton(vii)	—	—	13,946	—	—	13,946	—	13,946
Leslie Hinton(viii)	—	—	—	—	—	—	—	—
Martin Pompadur(ix)	—	—	—	—	—	—	—	—
Former directors	120,268	—	—	—	—	—	—	—
Total emoluments	3,015,977	2,959,137	1,530,727	2,000,000	66,186	3,596,913	187,853	3,784,766

(i)	Tony Ball resigned as a Director of the Company on November 4, 2003.

(ii)	Philip Bowman resigned as a Director of the Company on November 14, 2003.

(iii)	Chase Carey was appointed a Director of the Company on February 13, 2003.

(iv)	James Murdoch was appointed a Director of the Company on February 13, 2003.

(v)	Jacques Nasser was appointed a Director of the Company on November 8, 2002.

(vi)	Gail Rebuck was appointed a Director of the Company on November 8, 2002.

(vii)	Lord Wilson of Dinton was appointed a Director of the Company on February 13, 2003.

(viii)	Leslie Hinton resigned as a Director of the Company on February 13, 2003.

(ix)	Martin Pompadur resigned as a Director of the Company on February 13, 2003.

Executive bonuses

      The amounts received by the Directors under bonus schemes for the year are shown below:

	Additional	Senior
	Executive	Management
	Bonus	Bonus
	Scheme(i)	Scheme(ii)	Total

	£	£	£
Executive
Tony Ball	—	1,500,000	1,500,000
Martin Stewart	—	500,000	500,000

(i)	Additional Executive Bonus Scheme

        Tony Ball has rights over 600,000 notional shares which became exercisable during the year. The notional shares have an exercise price of
        £5.35 but the gain on exercise is limited to a maximum of 48 pence per notional share. These rights were subsequently exercised by
        Tony Ball on August 12, 2003, resulting in a gain of £288,000.

      During the year to June 30, 2003 no shares (notional or actual) were awarded or exercised under this scheme.

(ii)	Senior Management Bonus Scheme

        The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2003.

SHARE OWNERSHIP

LTIP

      Details of outstanding awards receivable under the LTIP are shown below:

	Number of shares under award
								Market
	At		Granted		Exercised	At		price at	Date from
	June 30,		during		during	June 30,	Exercise	date of	which	Expiry
	2002		the year		the year	2003	price	exercise	exercisable	date

Name of Directors
Tony Ball	454,000	(i)	—		—	454,000	£10.04	N/A	03.11.02	03.11.10
	454,000	(i)	—		—	454,000	£10.04	N/A	30.06.03	03.11.10
	454,000	(i)	—		—	454,000	£8.30	N/A	30.06.03	21.11.11
	454,000	(iv)	—		—	454,000	£8.30	N/A	N/A(iv)	N/A (iv)
	—		227,110	(iv)	—	227,110	£5.55	N/A	N/A(iv)	N/A (iv)
	—		227,110	(iv)	—	227,110	£5.55	N/A	N/A(iv)	N/A (iv)
	—		11,466	(iv)	—	11,466	£5.60	N/A	N/A(iv)	N/A (iv)
	—		11,466	(iv)	—	11,466	£5.60	N/A	N/A(iv)	N/A (iv)

Martin Stewart	227,000	(i)	—		—	227,000	£10.04	N/A	03.11.02	03.11.10
	227,000	(i)	—		—	227,000	£10.04	N/A	30.06.03	03.11.10
	227,000	(i)	—		—	227,000	£8.30	N/A	30.06.03	21.11.11
	227,000	(ii)	—		—	227,000	£8.30	N/A	30.06.04	21.11.11
	—		113,555	(iii)	—	113,555	£5.55	N/A	31.07.04	31.07.12
	—		113,555	(iii)	—	113,555	£5.55	N/A	31.07.05	31.07.12
	—		5,733	(iii)	—	5,733	£5.60	N/A	31.07.04	31.07.12
	—		5,733	(iii)	—	5,733	£5.60	N/A	31.07.05	31.07.12

Awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus.

There were no gains made by the Directors under the LTIP during the year (2002: £7,777,500), gains made by the Directors between July 1, 2003 and November 27, 2003 are detailed in note (v) below.

Notes:

(i)	These awards vested during the year.

(ii)	These awards will vest subject to meeting performance conditions on June 30, 2004. The vesting date for this award was amended during the year from an original vesting date of July 31, 2004, in order to align the vesting date with the Company’s financial year.

(iii)	In August 2002, awards were granted over performance periods ending in July 2004 and July 2005.

(iv)	Tony Ball has agreed to waive his unvested entitlements under the LTIP as discussed further under the section headed “Service contracts”.

(v)	On August 12, 2003, Tony Ball and Martin Stewart exercised those vested awards described above and subsequently disposed of the ordinary shares received, being 1,200,000 and 600,000 ordinary shares respectively, at a share price of 710.5 pence per ordinary share.

(vi)	On August 13, 2003, Tony Ball was awarded 400,000 shares under the LTIP and Martin Stewart was awarded 220,000 shares at a nil cost per share. The awards made to Martin Stewart will vest in full in 2006, provided that certain performance criteria are satisfied. Tony Ball has agreed to waive his unvested entitlements under the 2003 LTIP as discussed further under the section headed “Service contracts”.

Equity Bonus Plan

	Number of shares under award
						Market
	At	Granted	Exercised	At		price at	Date from
	June 30,	during	during	June 30,	Exercise	date of	which	Expiry
	2002	the year	the year	2003	price(i)	exercise	exercisable(ii)	date

Name of Directors
Tony Ball	—	52,000 (iii)	—	52,000	N/A	N/A	N/A(iii)	N/A (iii)
	—	52,000 (iii)	—	52,000	N/A	N/A	N/A(iii)	N/A (iii)

Martin Stewart	—	26,000	—	26,000	N/A	N/A	31.07.04	31.07.12
	—	26,000	—	26,000	N/A	N/A	31.07.05	31.07.12

Note:

(i)	Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date, for nil consideration.

(ii)	At June 30, 2003, the commercial measures for the awards made in August 2002 were achieved in full. The awards granted to Martin Stewart will vest in equal amounts subject to him remaining in continued employment with the Group at July 31, 2004 and July 31, 2005.

(iii)	Tony Ball has agreed to waive his unvested entitlements under the EBP as discussed further under the section headed “Service contracts”.

      On August 13, 2003 Tony Ball was awarded 100,000 shares under the EBP and Martin Stewart was awarded 55,000 shares. The award made to Martin Stewart will vest in full in July 2006, provided that certain performance criteria are satisfied. Tony Ball has agreed to waive his unvested entitlements under the 2003 EBP as discussed further under the section headed “Service contracts”.

Executive share options

      Details of all outstanding options held under the Executive Schemes and Sharesave Scheme are shown below:

	Number of options
							Market
	At		Granted	Exercised	At		price at	Date from
	June 30,		during	during	June 30,	Exercise	date of	which	Expiry
	2002		the year	the year	2003	price	exercise	exercisable	date

Name of Directors
Tony Ball	5,145	(i)(iii)	—	—	5,145	£5.83	N/A	12.08.02	12.08.09
	594,855	(i)(iii)	—	—	594,855	£5.83	N/A	12.08.02	12.08.06
	600,000	(iv)	—	—	600,000	£7.35	N/A	31.05.04 (v)	12.02.07

Martin Stewart	2,096	(ii)	—	2,096	—	£4.62	£6.62	—	—

Note:

(i)	The options, granted to Tony Ball on August 12, 1999, became exercisable during the year.

(ii)	These options were granted under the Company’s Sharesave Scheme and were exercised on May 22, 2003 following their maturity. Options under the Company’s Sharesave Scheme are not subject to performance conditions.

(iii)	On August 12, 2003, Tony Ball exercised an option under the Executive Schemes as to 5,145 ordinary shares under the Approved Executive Share Option Scheme at an exercise price of £5.83 per share and 594,855 ordinary shares under the Unapproved Executive Share Option Scheme at an exercise price of £5.83 per share; these shares were subsequently sold on August 12, 2003, at a price of 710.5 pence per ordinary share.

(iv)	The Company has agreed that these options will remain capable of exercise to the fullest extent applicable under the rules of the Executive Schemes.

(v)	On or before May 31, 2004.

Share interests

      The interests of the Directors in our ordinary share capital during the year were:

	At	At
	June 30,	June 30,
	2003	2002

Lord St John of Fawsley	2,000	2,000
Lord Wilson of Dinton	486	—
Martin Stewart	2,096	—

      Except as disclosed in this Item, no other Director held any interest in our share capital, including options, or in any of our subsidiaries, during the year. David Evans acquired 2,000 ADS’s in the Company on November 17, 2003 representing 8,000 ordinary shares. All interests at the date shown are beneficial and except as disclosed in this Item, there have been no other changes between July 1, 2003 and November 27, 2003.

      As at November 27, 2003 the ESOP was interested in 1,420,887 of our ordinary shares in which the Directors who are employees are deemed to be interested.

      Approximately 30% of the Ordinary Shares of News Corporation are owned by either (i) Mr. Murdoch (ii) Cruden Investment Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family, including James Murdoch, his son and Chief Executive Officer of the Company, and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities, or (iii) corporations, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      Our sole outstanding class of voting securities is ordinary shares, nominal value 50p each.

PRINCIPAL SHAREHOLDERS

      The following table sets forth, as of November 27, 2003, the amount and percentage of ordinary shares owned by each shareholder known to us to own more than 3% (directly and indirectly) of our ordinary shares and by our directors and officers as a group.

	Amount	Percent
Identity of Person or Group	Owned	of Class

BSkyB Holdco, Inc.(1)	686,021,700	35.37%
1300 North Market Street Suite 404 Wilmington DE 19801 USA

(1)	On June 27, 2000 as part of a group re-organization, News International Television Limited transferred its entire shareholding in us to News International plc (“News International”). On June 28, 2000, News International sold the entire shareholding in us to Sky Global Networks, Inc., an indirect subsidiary of News Corporation. On June 21, 2001, Sky Global Holdings, Inc. (previously Sky Global Networks, Inc.) transferred its entire shareholding in us to its subsidiary Sky Global Operations, Inc. (“SGO”). On April 23, 2002, SGO transferred its entire shareholding in us to Holdco, its wholly-owned subsidiary. News International (as the holder of the majority of the shares in Sky Global Holdings, Inc.) remains interested in the shares.

      There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

      In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited.

      Between December 22, 2000, and October 3, 2001, shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and indirect stake at 10.78%. On October 6, 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG in an equity swap. Deutsche Bank AG announced it ceased to be interested in the shares on May 21, 2002.

      The remaining 14,884,888 shares registered to Vivendi were sold directly onto the market by the end of March 2002 and Vivendi thereby ceased to have an interest in us.

      In April 2000, we acquired a 24% stake in KirchPayTV, diluted to 22% in fiscal 2001. In return as part of the consideration payable on acquisition, KirchPayTV acquired a 4.27% stake in our Company. In June and August 2000, KirchPayTV sold its shares and thereby ceased to have a notifiable interest in us.

      On October 30, 2003, 3,592,010 ADSs were held of record by 12 holders in the US and 686,046,824 ordinary shares (of which 686,021,700 were held by Holdco) were held of record by 51 US persons.

RELATED PARTY TRANSACTIONS

      For details of transactions with related parties, see Note 27 to the Consolidated Financial Statements included within Item 18. The Audit Committee reviews all related party transactions with a cumulative value of £100,000 and above.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial statements

      The financial statements filed as part of this Annual Report filed on Form 20-F are included on pages F-1 to F-86.

Legal proceedings

      We are not currently involved in any material legal proceedings. However, certain regulatory proceedings which could have material consequences to us are described within Item 3 and Item 4.

Dividend distributions

      On May 5, 1999, it was announced that the Board had decided to suspend dividend payments to shareholders. This was done to facilitate the investment in organic growth following the launch of the Sky digital service, and to maintain gearing at efficient levels. Accordingly, no dividends have been paid or proposed since that date.

SIGNIFICANT CHANGES

      Other than those events described in other Items in this Annual Report on Form 20-F, including fluctuations in borrowings and as set out in Note 31 within Item 18, there have not been any significant changes to our financial condition or results of operations since June 30, 2003. Our borrowings fluctuate by season mainly due to the effect of contractual Football Association Premier League payments. Since June 30, 2003, we drew down an additional £160 million on our March 2003 £600 million revolving credit facility (“RCF”), and had repaid £235 million on the same facility by November 27, 2003, reducing our RCF drawings to nil.

ITEM 9.     THE OFFER AND LISTING

LISTING DETAILS AND MARKETS

      Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. Bank of New York is the depositary of the American Depositary Receipts, which evidence the ADSs.

      The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares		ADSs*

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended June 30,
1999	621	413	39 17/100	27 37/100
2000	2,158	550 1/2	133 1/3	34 3/4
2001	1,320	642	80 2/3	37 7/100
2002	936	544	53	32 1/100
2003	706	458	47 3/25	28 53/100

	Shares		ADSs*

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended June 30,
2002
First Quarter	820	544	47 1/3	32 1/100
Second Quarter	936	585	53	34 2/15
Third Quarter	832	642	48 1/3	37
Fourth Quarter	832	618	48 61/100	37 11/25
2003
First Quarter	650	488	40	30 3/20
Second Quarter	674 1/2	458	42	28 53/100
Third Quarter	671	550	44 13/100	36 3/10
Fourth Quarter	706	624	47 3/25	39 22/25
2004
First Quarter	724	614 1/2	47 6/25	40 13/50

	Shares		ADSs*

	(Pence)		($)

	High	Low	High	Low

Month ended
May 31, 2003	683 1/2	641	45 12/25	41 3/4
June 30, 2003	706	654 1/2	47 3/25	43 1/5
July 31, 2003	710	655	46 19/50	44 13/100
August 31, 2003	724	656	47 6/25	42 3/20
September 30, 2003	678	614 1/2	43 1/100	40 13/50
October 31, 2003	644 1/2	614	44 1/5	41 9/100

*	Each ADS represents four ordinary shares (up until December 23, 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.

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

      Save as otherwise provided in the Articles, a Director shall be prohibited from voting at a meeting of the Directors on material matters in which he has directly or indirectly a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of the Act and every other statute for the time being in force concerning companies and affecting the Company (the “Statutes”), a Director shall be entitled to vote (and be counted in the quorum) in respect of any resolution at a meeting of the Directors concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of any shares or debentures or other securities of or by the Company for subscription, purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv)	any proposal concerning a superannuation fund or retirement benefits scheme which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes;

(v)	any arrangement for the benefit of employees of the Company or any of its subsidiaries including but not limited to, an employees share scheme which has been approved by or is subject to and conditional upon approval by the Board of the Inland Revenue for taxation purposes and which does not accord to any Directors any privilege not accorded to the employees to whom the arrangement relates;

(vi)	any proposal concerning the purchase or maintenance of insurance for the benefit of Directors or persons who include Directors.

      The Articles also specifically provide that a Director is to be treated as interested in a matter the subject of a resolution if it relates to a transaction or arrangement with a person or body corporate of or in which he is an officer, employee, shareholder, consultant, advisor, representative or otherwise interested. Any question as to the right of a Director to vote, including whether he has a material interest in a material matter the subject of a resolution, may be decided by a resolution of the majority of those Directors who do not have a like interest to the Director or Directors in question.

      The quorum for meetings of the Directors is currently three Directors.

Directors’ compensation

      The ordinary remuneration of the Non-Executive Directors shall not in aggregate exceed £750,000 per annum or such higher amount as may from time to time be determined by ordinary resolution of the Company. Such remuneration shall be divisible among the Directors as they may agree or, failing agreement, equally, except that any Directors who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

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

Directors’ appointment and removal

      The Directors and the Company (by Ordinary Resolution) may appoint a person who is willing to act as a Director, either to fill a vacancy or as an additional Director. A Director appointed by the Directors shall retire at the next Annual General Meeting and will put himself forward to be elected by the shareholders.

      At each Annual General Meeting, there shall retire from office by rotation:

(a)	all Directors of the Company who are subject to retirement by rotation who held office at the time of the two preceding Annual General Meetings and who did not retire by rotation at either of them; and

(b)	such additional number of Directors as shall, when aggregated with the number of Directors retiring under paragraph (a) above, equal either one third of the number of Directors, in circumstances where the number of Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Directors (the “Relevant Proportion”) provided that:

(i)	the provisions of this paragraph (b) shall only apply if the number of Directors retiring under paragraph (a) above is less than the Relevant Proportion; and

(ii)	subject to the provisions of the Act and to the following provisions of these Articles, the Directors to retire under this paragraph (b) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

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

      Where any class of shares is for the time being a participating security, title to shares of that class which are recorded as being held in uncertificated form, may be transferred by the relevant system concerned. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register a transfer of shares unless the instrument of transfer:

(i)	is lodged at the transfer office accompanied by the relevant share certificate(s);

(ii)	is in respect of only one class of share; and

(iii)	is in favor of not more than four persons jointly.

      The Directors of the Company may refuse to register the transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirements) under the Uncertificated Securities Regulations 2001 to register the transfer; and they may refuse to register any such transfer in favor of more than four transferees. The Directors may refuse to register any transfer if it is their opinion that such transfer would or might (i) prejudice the Group’s right to hold, be awarded or granted or have renewed or extended, any license granted under the Broadcasting Acts or (ii) give rise to or cause a variation to be made to, or a revocation or determination of, any such license by the ITC.

      If the Directors determine following registration of a transfer of shares:

(i)	and following consultation with the ITC that, inter alia, by reason of the interest of a person in any shares of the Company transferred, the ITC may vary, revoke, determine or refuse to award, grant, renew or extend a license granted under the Broadcasting Acts; or

(ii)	that any person has an interest in the shares of the Company which, inter alia, makes the Company a disqualified person under the Broadcasting Acts or which contravenes, or would cause a contravention of, the restrictions set out in Parts III, IV or V of Schedule 2 to the Broadcasting Act 1990 or any order made pursuant to the Broadcasting Acts or such other restrictions as may be applied by the ITC from time to time to disqualify certain persons or bodies from having interests in such a license and to restrict the accumulation of interests in relevant services as defined in Schedule 2 to the Broadcasting Act 1990, the Directors shall be entitled to serve written notice (a “Disposal Notice”) on the relevant transferee in respect of the shares transferred stating that they have so determined, specifying their grounds in general terms and calling for the disposal of such transferred shares as are specified in the Disposal Notice within 21 days of the date of such notice or such longer period as the Directors may consider reasonable and which they may extend. If the Disposal Notice is not complied with to the satisfaction of the Directors, they shall, so far as they are able, dispose of the relevant shares for the best price reasonably obtainable in all the circumstances. In addition, a member who has been served with a Disposal Notice shall not, with effect from the expiration of such period as the Directors shall specify in such notice (not being longer than 30 days from the date of service of the notice), be entitled to receive notice of, or to attend or vote at, any general meeting of the Company by reason of his holding the shares specified in the Disposal Notice.

Untraced shareholders

      The Company shall be entitled to sell at the best price reasonably obtainable the shares of a member or the shares to which a person is entitled by transmission if, during a period of 12 years, no check for amounts payable in respect of the share has been cashed and no communication has been received by the Company from the member or the person entitled by transmission and at least three dividends have been paid in relation to such shares during those 12 years and no such dividend has been claimed and, within a further period of three months from the date of advertisements giving notice of its intention to sell such shares placed after the expiry of the period of 12 years, the Company has not received any communication from the member or the person entitled by transmission and notice has been given by the Company to the London Stock Exchange of its intention to make such sale. The Company shall be obligated to account to the former member or person entitled by transmission for the net proceeds of the sale of such shares but no trust shall be created in respect of the debt and no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds.

Alteration of share capital

      The authorized share capital of the Company currently consists of 3,000,000,000 ordinary shares of 50p each.

      The Company may from time to time by ordinary resolution:

(i)	increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so canceled; or

(iv)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes).

      Subject to the provisions of the Act, the Company may reduce its share capital redemption reserve, share premium account or other undistributable reserve in any way.

      At the Annual General Meeting of the Company held on November 14, 2003 shareholders approved a special resolution, authorizing the Directors to reduce the Company’s share premium account by £1.120 billion. In addition to the approval of the reduction by shareholders the Company requires the approval of the High Court, for which it has applied. Whilst it is not possible to state with any certainty when this will occur, it is currently anticipated that the reduction will become effective by the end of the current calendar year.

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

Disclosure of interests in the Company’s shares

      There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act.

      The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of the Company a statutory obligation to notify the Company in writing and containing details set out in the Companies Act where:

(a)	he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of the Company’s issued and voting share capital; and

(b)	as a result, either he obtains, or ceases to have:

(i)	a “material interest” in 3%, or more; or

(ii)	an aggregate interest (whether “material” or not) in 10%, or more of the Company’s voting capital; or

(iii)	the percentage of his interest in the Company’s voting capital remains above the relevant level and changes by a whole percentage point.

      A “material interest” means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/ recognized scheme/ collective investment scheme/open-ended investment company.

      Sections 204 to 206 of the Companies Act set out particular rules of disclosure where two or more parties (each a “concert party”) have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/ restrictions on any concert party with respect to the use, retention or disposal of the shares in the company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

      Under Section 212 of the Companies Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act.

      Sections 324 to 329 of the Companies Act further deal with the disclosure by persons (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies.

      There are additional disclosure obligations under Rule 3 of the Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the Company, the Panel on Takeovers and Mergers and the UK Listing Authority through one of its approved regulatory information services no later than 12 noon on the business day following the date of the acquisition.

      The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

MATERIAL CONTRACTS

      We have entered into the following contracts outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report.

Acquisition of British Interactive Broadcasting Holdings Limited (“BiB”)

      On July 17, 2000, we announced an agreement with British Telecommunications plc (“BT”), HSBC Bank plc (“HSBC”) and Matsushita Electric Europe (Headquarters) Limited (“Matsushita”), to increase our holding in BiB from 32.5% to 80.1%. Completion of the transaction was subject, inter alia, to regulatory approval. The acquisition was completed on May 9, 2001.

      Following our agreement to meet BiB’s future funding requirements, BT’s holding was diluted from 32.5% to 19.9%. BT was granted a one-off option to exit, on the same pro-rata terms (including deferred and contingent consideration) as those given to HSBC and Matsushita, at any time. We acquired BT’s holding on June 28, 2001, increasing our holding in BiB from 80.1% to 100%.

      Consideration was satisfied by the issue to HSBC, Matsushita and BT of 39.7 million new BSkyB shares and deferred consideration estimated at £253 million, through the issue of new BSkyB shares or loan notes in November 2002. In addition, if the valuation of BiB, based on agreed criteria, was £3 billion or greater, either at 30 or 36 months from the date of the purchase agreement, an additional estimated £253 million would be payable to HSBC and Matsushita through the issue of new BSkyB shares or loan notes.

      On November 11, 2002, we issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of the deferred consideration. We also agreed certain other terms, including the waiver of the selling shareholders’ rights under the earn out provisions.

Revolving Credit Facilities

      In March 2003 the Group entered into a new £600 million RCF and voluntarily cancelled £100 million of the £300 million March 2001 RCF. These agreements have been included as exhibits as part of this Annual Report on Form 20-F and are also described in note 20 within Item 18.

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

TAXATION

      The discussion summarizes basic UK and US tax consequences of the acquisition, ownership and disposition of shares and shares represented by ADSs evidenced by ADRs by a US Holder. For purposes of this summary, a “US Holder” is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organized under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity’s income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law, UK Inland Revenue practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the “Treaty”) and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

      The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US Holders of stock representing 10% or more of the total combined voting power of the Company, US expatriates, insurance companies, tax-exempt organizations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

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

      For dividends paid on or after April 6, 1999, Eligible US Holders ceased to be entitled to receive a UK/US Double Tax Treaty Payment in relation to dividends declared on the shares because of reductions in the tax credit attaching to dividends provided for in the Finance (No. 2) Act 1997.

      US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income are not required to file a UK income tax return.

      For US federal income tax purposes, the gross amount of a dividend will be included in a US Holder’s gross income as dividend income when payment is actually or constructively received by the US Holder in the case of shares or the Depositary in the case of ADSs, to the extent they are paid out of the Company’s current or accumulated earnings and profits as calculated for US federal income tax purposes (subject to the discussion below under “United States passive foreign investment company rules”). Dividends paid by the Company will not give rise to any US dividends received deduction. Dividends will generally constitute foreign source “passive” income for foreign tax credit purposes. See “US tax rate change” for the rate of US tax applicable to qualified dividend income.

      Also for US federal income tax purposes, the amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognize US source ordinary income or loss when such US Holder sells or disposes of non-US currency. The US Holder will have a tax basis in this non-US currency equal to the US dollar value of the currency on the date the dividend is included in the US Holder’s income. This foreign currency gain or loss will generally be US source ordinary income or loss.

      To the extent that any distribution paid exceeds the Company’s current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows:

(i)	first, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of the US Holder’s shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, that such US Holder will recognize on a later disposition of those shares or ADSs; and

(ii)	second, the balance of the dividend in excess of the adjusted tax basis in a US Holder’s shares or ADSs will be taxed as a capital gain recognized on a sale or exchange.

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

      In general, for US federal income tax purposes, a US Holder will recognize capital gain or loss if such US Holder sells or exchanges shares or ADSs, provided that such shares or ADSs are capital assets in the hands of such US Holder (subject to the discussion below under “United States passive foreign investment company rules”). Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the shares or ADSs for more than one year. See “US tax rate change” for the rate of US tax applicable to long-term capital gains.

US tax rate change

      Under recently enacted legislation, which is generally effective for tax years beginning after December 31, 2002 through tax years beginning on or before December 31, 2008, the individual tax rates on long-term capital gains and “qualified dividend income” have been reduced. A dividend from a non-US corporation is qualified dividend income only if such corporation is a “qualified foreign corporation”. A non-US corporation is a “qualified foreign corporation” if (i) it is eligible for benefits under a comprehensive US income tax treaty determined to be satisfactory to the United States Department of the Treasury or (ii) its stock with respect to which the dividend is paid is readily tradeable on an established securities market in the United States. The United States Department of the Treasury and Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the Conference Report with respect to this legislation states that a share of a non-US corporation’s stock is treated as readily tradeable on an established securities market in the United States if an American Depositary Receipt (which would include ADSs of the Company) backed by such share is so traded.

United States passive foreign investment company rules

      The Company believes that it will not be treated as a passive foreign investment company (“PFIC”) for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

(i)	75% or more of its gross income is passive income; or

(ii)	its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

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

Inheritance and gift taxes

      An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the “Estate Tax Treaty”) and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual’s death or on a gift of the shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment of an enterprise in the UK or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in that Treaty.

United Kingdom stamp duty and stamp duty reserve tax

      A transfer for value of the shares executed on or after October 1, 1999 will generally be subject to UK ad valorem stamp duty, normally at the rate of 0.5% rounded up (if necessary) to the nearest multiple of £5 of the amount or value of the consideration given for the transfer. Stamp duty is normally a liability of the purchaser.

      An agreement to transfer shares or any interest therein for money or money’s worth will normally give rise to a charge to stamp duty reserve tax (“SDRT”) at the rate of 0.5% of the amount or value of the consideration for the shares or interest therein (with no rounding up or down). However, if a duly stamped instrument of transfer of the shares is executed in pursuance of the agreement and duly produced within six years of the date on which the agreement for sale is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is generally repayable with interest, and otherwise the SDRT charge is cancelled. SDRT is in general payable by the purchaser. The UK Finance Act 1996 makes it clear that (contrary to previous UK Inland Revenue practice) SDRT will be levied in respect of agreements to transfer chargeable securities (which include shares) even where a person not resident in the UK buys chargeable securities from another non-resident and the transaction is carried out outside the UK.

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

United States information reporting and backup withholding

      Dividend payments on the shares or ADSs and proceeds from the sale, exchange or other disposition of the shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a rate of 28%. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification.

      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

DOCUMENTS ON DISPLAY

      Certain documents referred to in this annual report can be inspected at our offices at Grant Way, Isleworth, Middlesex.

      We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the US Securities and Exchange Commission. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

      Our treasury function provides us with a centralized service for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counter-party risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. A further quarterly review of Treasury activities and controls is carried out by the Treasury Committee. Derivative instruments are transacted for risk management purposes only, and the internal control environment is reviewed periodically by our internal audit function. The following discussions address market risk only and do not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

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

      It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. The amount of cash that can be placed with any one institution is restricted to ensure counter-party risks are minimized, and regular and frequent reporting to management is required for all transactions and exposures.

      We have formulated our policies for hedging without regard to US GAAP requirements on hedge accounting, and therefore our existing derivative arrangements did not qualify for hedge accounting under US GAAP during the current fiscal year.

Interest rate management

      We have financial exposures to both sterling and US dollar interest rates, arising primarily from our bank borrowings and long-term bonds. We manage our exposures by borrowing at fixed and variable rates of interest and by using interest rate swaps and cross-currency swaps to manage exposure to interest rate fluctuations. Under our interest rate swaps, we agree with counter-parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional amount of our sterling borrowings. Under our cross-currency swaps we agree with counter-parties to exchange, at specified intervals, fixed amounts of sterling for fixed amounts of US dollars, thereby fixing the sterling cost of servicing our US dollar-denominated bonds. Our debt exposure is entirely denominated in sterling after cross currency swaps are taken into account. At June 30, 2003, the analysis of aggregate net borrowings in its core currencies was US dollar 84% and sterling 16% (June 30, 2002: US dollar 62% and sterling 38%).

      At June 30, 2003, 93% of our borrowings were at fixed rates after taking account of interest rate swaps (June 30, 2002: 87%). The fair value of both interest rate and cross-currency swaps held as of June 30, 2003 was approximately £7.0 million in the Group’s favor (June 30, 2002: £60.2 million in the Group’s favor).

      At June 30, 2003, £75.0 million was drawn down on the Group’s RCFs (June 30, 2002: £500.0 million). All of the drawings at June 30, 2003 were made under the March 2003 £600 million facility, discussed in more detail in Note 20 within Item 18. The interest rate payable on this £600 million facility is not dependent on the Group’s credit rating. Under the terms of the March 2003 £600 million facility interest accrues at rates between 0.6% and 1.125% per annum above LIBOR, depending upon our Net Debt: EBITDA leverage ratio (as defined in the loan agreement). Until June 2004 the rate is fixed at 1.125% and shall not fall below 0.7% per annum above LIBOR prior to March 2006. No funds were drawn on the March 2001 £200 million facility at June 30, 2003 (June 30, 2002: nil).

      All of the drawings at June 30, 2002 were made under the July 1999 £750 million facility, discussed in more detail in Note 20 within Item 18. Under this facility, interest accrued at rates between 0.5% and 1.4% per annum above LIBOR dependant upon credit rating. The July 1999 £750 million facility was voluntarily cancelled in March 2003.

      At June 30, 2003, based upon the total amount of debt outstanding under the Group’s RCF, our annual interest charge would be unaffected by any change to the Group’s credit rating in either direction. At June 30, 2002, based upon the total amount of debt outstanding under the Group’s RCF, our annual interest charge would have increased by approximately £2.0 million (40 basis points) if the Group’s credit rating with either Moody’s Investors Services or Standard and Poor’s Ratings Services had been downgraded by one credit rating category below a long-term debt rating of Ba1/BB+. If the Group’s credit rating had been upgraded by one credit rating category the annual interest charge would have been reduced by approximately £1.5 million (30 basis points).

      To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At June 30, 2003, 47% of our available funding was due to mature in more than five years (2002: 42%).

      At June 30, 2003, the Group had outstanding interest rate swap agreements with notional principal amounts totaling £1,154.4 million compared to £1,454.4 million at June 30, 2002.

      At June 30, 2003, based upon the total amount of debt outstanding under the Group’s RCF, a one percentage point increase in interest rates would increase the Group’s annual net interest expense by £0.8 million (2002: £2.0 million). The Group’s exposure to interest rate fluctuations has reduced in line with the decrease in net debt during the current year.

Currency exchange rates

      Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In fiscal 2003, 15.0% of operating costs (£423.7 million) were denominated in US dollars (fiscal 2002: 15.2% (£393.0 million)). These costs relate mainly to our long-term programming contracts with US movie licensors.

      We currently manage our US dollar/ pound sterling exchange risk exposure by entering into forward foreign exchange agreements for up to 18 months ahead, which substantially hedge our future foreign exchange liabilities in that period. It is our policy that foreign exchange transactions are limited to fixed price instruments.

      Our primary euro exposure arises as a result of revenues generated from our subscribers in Ireland, being approximately 3% of total revenue in fiscal 2003. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, which result in a euro surplus. During the year, surplus euros were exchanged for sterling on currency spot markets. In the year to June 30, 2003, euro 59.0 million (2002: euro 55.0 million) has been exchanged at spot rates. A further euro 30.0 million has been retained to meet obligations under forward foreign exchange contracts for the purchase of Swiss francs (see below).

      During the period, we acquired the pay TV rights to certain UEFA Champions League football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights will be made pursuant to the contract in Swiss francs, which means that we will be exposed to the Swiss franc/ pounds sterling exchange rate. In line with our policy of limiting foreign exchange transactions to fixed price instruments, all of this exposure for 2003/4 (CHF99.5 million) has been hedged via the use of forward contracts for the exchange of euros and Swiss francs. In line with treasury policies, the remaining commitment of CHF198.9 million will be hedged in advance of each fiscal year in which the liability crystalizes.

      Although these financial instruments and revenue flows can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

      All US dollar-denominated forward foreign exchange agreements and similar financial instruments entered into by us are in respect of firm commitments. It is our policy to hedge in excess of 90% of dollar-denominated expenses for a period of up to 18 months forward. At June 30, 2003, we had entered into 129 forward contracts for a total value of US$902.5 million (2002: US$920.0 million), with a maturity of up to 18 months, to cover commitments for the supply of programming. These contracts, which are individually for less than US$12.5 million (2002: US$12.5 million), are with a variety of counter-parties.

      Some £226.2 million of these forward contracts are to hedge liabilities in respect of available programming and hence these liabilities are recorded on the balance sheet at the hedged rate. The remainder is to hedge future payments for programs yet to become available and is therefore disclosed within commitments rather than being recorded within liabilities (see Note 25 within Item 18).

      Investments in overseas operations are consolidated or equity accounted for accounting purposes by translating values into sterling, and therefore fluctuations in currency exchange rates affect the sterling values recorded in our financial statements. These investments do not give rise to any foreign currency cash flows. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

      Since it is our policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs, using fixed price instruments only, the impact on the Group’s annual profit of a 10% movement in sterling against all currencies in which the Group has significant transactions is considered to be negligible for the forthcoming year, which is consistent with the position at the prior year end.

      The accounting policies in respect of market risk sensitive instruments are disclosed in Notes 1, 21 and 25 within Item 18. The accounting policies in respect of market risk sensitive instruments under UK GAAP vary in certain significant respects from US GAAP as disclosed in Note 28 within Item 18.

      The disclosure on market risk included in Item 11 in the current year has been changed to sensitivity analysis disclosures from tabular presentation. This has been done as the Group believes this presentation provides greater clarity on market risk to users of this Annual Report on Form 20-F.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      The constituent instruments defining the rights of holders of ordinary shares have not been materially modified.

      Pursuant to the terms of the Deposit Agreement, The Bank of New York, as Depositary, has agreed to notify holders of ADSs of all actions of the Company in which shareholders of ordinary shares are entitled to exercise voting rights, thus facilitating the exercise of voting rights by holders of ADSs. The address of The Bank of New York is 101 Barclay Street, New York, New York 10286.

ITEM 15.     CONTROLS AND PROCEDURES

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of these disclosure controls and procedures at June 30, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures are effective. No change in the Company’s internal control over financial reporting has occurred during the year ended June 30, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

      Not applicable

ITEM 16B.     CODE OF ETHICS

      On June 19, 2003 the Group adopted a code of ethics that applies to the Group’s principal executive officer and principal financial officer, who also serves as the principal accounting officer. The full text of the code of ethics is included as an exhibit as part of this Annual Report on Form 20-F.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Not applicable

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable

PART III

ITEM 17.     FINANCIAL STATEMENTS

      The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.     FINANCIAL STATEMENTS

      The financial statements of British Sky Broadcasting Group plc filed as a part of this Annual Report on Form 20-F are included on pages F-1 through F-86 as follows:

ITEM 19.     EXHIBITS

      The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit No.
In Document
Incorporated
Number		Description	By Reference

1	*	Memorandum and Articles of Association	A
2	**	Specimen share certificate	2
4.1	**	Agreement dated March 8, 2001 with respect to a £300,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, the Toronto-Dominion Bank, as agent, and others	4.2
4.2	***	Supplemental Agreement dated April 26, 2002 with respect to 4.1 above	4.5
4.3		Notice of cancellation of £100,000,000 of availability under the facility referred to in 4.1 above, dated March 21, 2003	—
4.4		Second Supplement Agreement dated May 15, 2003 with respect to 4.1 above	—
4.5		Agreement dated March 20, 2003 with respect to a £600,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, Barclays Capital, as agent, and others	—
8		List of Subsidiaries	—
11		Code of Ethics	—
12.1		Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
12.2		Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
13		Written statement of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)	—
14		Consent of Deloitte & Touche LLP	—

*	Incorporated by reference to the Special Report on Form 6-K of British Sky Broadcasting Group plc filed with the Securities and Exchange Commission on August 18, 2003.

**	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission on October 1, 2001.

***	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended June 30, 2002 filed with the Securities and Exchange Commission on November 7, 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRITISH SKY BROADCASTING GROUP PLC

BY:	MARTIN STEWART

MARTIN STEWART
Chief Financial Officer

Date: December 5, 2003

FINANCIAL STATEMENTS OF BRITISH SKY BROADCASTING GROUP PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of:

British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD

      We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries (collectively, “the Group”) as at June 30, 2002 and 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, and consolidated cash flow statements for each of the three years in the period ended June 30, 2003, and notes thereto, all expressed in pounds sterling. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at June 30, 2002 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

      Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit (loss) for each of the three years in the period ended June 30, 2003 and determination of consolidated shareholders’ funds (deficit) at June 30, 2002 and 2003, to the extent summarized in Note 28 to the consolidated financial statements.

      Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 28. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

      As discussed in Note 28 to the consolidated financial statements, the Group was required to adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002.

DELOITTE & TOUCHE LLP

London, United Kingdom
August 11, 2003
(October 16, 2003 as to notes 26, 28, 30 and 31)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		June 30, 2001			June 30, 2002			June 30, 2003

		Before			Before			Before
		goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
		and	and		and	and		and	and
		exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	Notes	items	items	Total	items	items	Total	items	items	Total

		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover: Group turnover and share of joint ventures’ turnover		2,530.1	—	2,530.1	2,915.3	—	2,915.3	3,262.5	—	3,262.5
Less: Share of joint ventures’ turnover		(224.1)	—	(224.1)	(139.2)	—	(139.2)	(76.5)	—	(76.5)

Group turnover	2	2,306.0	—	2,306.0	2,776.1	—	2,776.1	3,186.0	—	3,186.0
Operating expenses, net	3	(2,145.8)	(67.4)	(2,213.2)	(2,584.6)	(136.5)	(2,721.1)	(2,815.3)	(116.7)	(2,932.0)

Operating profit (loss)		160.2	(67.4)	92.8	191.5	(136.5)	55.0	370.7	(116.7)	254.0
Share of operating results of joint ventures	5	(239.2)	(16.5)	(255.7)	(76.7)	—	(76.7)	3.4	—	3.4
Joint ventures’ goodwill amortization, net*	14	—	(101.1)	(101.1)	—	(1,069.9)	(1,069.9)	—	—	—
Profit on sale of fixed asset investments	4	—	—	—	—	2.3	2.3	—	—	—
Share of joint venture’s loss on sale of fixed asset investment	4	—	(69.5)	(69.5)	—	—	—	—	—	—
Amounts written off fixed asset investments, net	4	—	(38.6)	(38.6)	—	(60.0)	(60.0)	—	(15.1)	(15.1)
(Provision) release of provision for loss on disposal of subsidiary	4	—	(10.0)	(10.0)	—	10.0	10.0	—	—	—

(Loss) profit on ordinary activities before interest and taxation		(79.0)	(303.1)	(382.1)	114.8	(1,254.1)	(1,139.3)	374.1	(131.8)	242.3
Interest receivable and similar income	6	18.2	2.7	20.9	11.1	—	11.1	3.7	—	3.7
Interest payable and similar charges	6	(153.3)	—	(153.3)	(148.0)	—	(148.0)	(118.2)	—	(118.2)

(Loss) profit on ordinary activities before taxation	7	(214.1)	(300.4)	(514.5)	(22.1)	(1,254.1)	(1,276.2)	259.6	(131.8)	127.8
Tax on (loss) profit on ordinary activities	9	(23.3)	(0.8)	(24.1)	(28.6)	(77.8)	(106.4)	(58.7)	121.2	62.5

(Loss) profit on ordinary activities after taxation		(237.4)	(301.2)	(538.6)	(50.7)	(1,331.9)	(1,382.6)	200.9	(10.6)	190.3
Equity dividends — paid and proposed	10			—			—			—

Retained (loss) profit for the financial year	24			(538.6)			(1,382.6)			190.3

Basic (loss) earnings per share	11			(29.2p )			(73.3p )			9.9p

Diluted (loss) earnings per share	11			(29.2p )			(73.3p )			9.8p

Details of movements on reserves are shown in note 24.

All results relate to continuing operations.

*	Included within fiscal 2002 joint ventures’ goodwill amortization of £1,069.9 million for the year is £971.4 million in respect of an impairment of KirchPayTV GmbH & Co KGaA (“KirchPayTV”) goodwill (see notes 4 and 14).

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

		June 30,	June 30,	June 30,
	Notes	2001	2002	2003

		£m	£m	£m
(Loss) profit for the financial year*	24	(538.6)	(1,382.6)	190.3
Net loss on deemed disposals	24	(20.7)	—	—
Translation differences on foreign currency net investment	24	(2.1)	1.4	—

Total recognized gains and losses relating to the year		(561.4)	(1,381.2)	190.3

*	Included within the profit (loss) for the year is a £1.5 million profit (2002: £80.9 million loss; 2001: £350.0 million loss) in respect of the Group’s share of the results of joint ventures.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		June 30,

	Notes	2002	2003

		£m	£m
Fixed assets
Intangible assets	12	657.4	535.9
Tangible assets	13	343.0	346.2
Investments:
Investments in joint ventures: Share of gross assets		88.7	86.8
: Share of gross liabilities		(68.5)	(59.0)
: Transfer to creditors		1.6	2.6

Total investment in joint ventures	14	21.8	30.4
Other fixed asset investments	15	107.1	78.5

Total investments		128.9	108.9

		1,129.3	991.0

Current assets
Stocks	16	414.2	370.4
Debtors: Amounts falling due within one year
— deferred tax assets	18	13.9	30.8
— other		387.0	363.3

	17	400.9	394.1
Debtors: Amounts falling due after more than one year
— deferred tax assets	18	24.9	159.0
— other		182.1	63.9

	17	207.0	222.9
Cash at bank and in hand		50.3	46.4

		1,072.4	1,033.8

Creditors: Amounts falling due within one year
— short-term borrowings	19	(1.5)	(0.2)
— other creditors	19	(903.9)	(955.0)

		(905.4)	(955.2)

Net current assets		167.0	78.6

Total assets less current liabilities		1,296.3	1,069.6

Creditors: Amounts falling due after more than one year
— long-term borrowings	20	(1,576.9)	(1,151.6)
— other creditors	20	(16.0)	(20.5)

		(1,592.9)	(1,172.1)

Provisions for liabilities and charges	22	(4.1)	(3.2)

		(300.7)	(105.7)

Capital and reserves — equity
Called-up share capital	23	946.7	968.9
Share premium	24	2,409.8	2,535.5
Shares to be issued	24	255.8	2.7
Merger reserve	24	266.7	299.0
Profit and loss account	24	(4,179.7)	(3,911.8)

Total shareholders’ deficit	24	(300.7)	(105.7)

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		June 30,

	Notes	2001	2002	2003

		£m	£m	£m
Net cash inflow from operating activities	a	38.9	249.7	663.6

Dividends received from joint ventures		—	—	4.0

Returns on investments and servicing of finance
Interest received and similar income		4.6	8.8	3.2
Interest paid and similar charges on external financing		(118.6)	(141.0)	(127.3)
Interest element of finance lease payments		(1.7)	(0.6)	(0.5)

Net cash outflow from returns on investments and servicing of finance		(115.7)	(132.8)	(124.6)
Taxation
UK corporation tax paid		—	—	(17.6)
Consortium relief (paid) received		(16.2)	22.5	(0.3)

Net cash (outflow) inflow from taxation		(16.2)	22.5	(17.9)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(133.3)	(100.8)	(98.4)
Payments to acquire fixed asset investments		(25.5)	—	—
Receipts from sales of tangible fixed assets		—	—	0.6
Receipts from sales of fixed asset investments		—	0.4	0.8
Receipts from sales of intangible fixed assets		0.2	0.6	—
Purchase of own shares for Employee Share Ownership Plan (“ESOP”)		—	(26.9)	—

Net cash outflow from capital expenditure and financial investment		(158.6)	(126.7)	(97.0)
Acquisition and disposals
Purchase of subsidiary undertakings		(27.3)	—	—
New cash acquired with subsidiary undertakings		11.7	—	—
Funding to joint ventures		(137.3)	(11.6)	(14.6)
Repayments of funding from joint ventures		—	4.8	4.5

Net cash outflow from acquisitions and disposals		(152.9)	(6.8)	(10.1)
Net cash (outflow) inflow before management of liquid resources and financing		(404.5)	5.9	418.0

Management of liquid resources
Decrease in short-term deposits	c	85.0	69.5	0.5

Financing
Proceeds from issue of Ordinary Shares		6.5	14.3	4.8
Payments made on the issue of Ordinary Shares		(3.5)	(1.8)	(0.1)
Capital element of finance lease payments	b	(2.1)	(1.7)	(1.6)
Net increase (decrease) in total debt	b	359.7	(190.0)	(425.0)

Net cash inflow (outflow) from financing		360.6	(179.2)	(421.9)
Increase (decrease) in cash	c	41.1	(103.8)	(3.4)

(Increase) decrease in net debt	c	(401.5)	18.4	422.7

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS — (continued)

a)  Reconciliation of operating profit to operating cash flows

	2001			2002			2003

	Before			Before			Before
	goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and		and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss)	160.2	(67.4)	92.8	191.5	(136.5)	55.0	370.7	(116.7)	254.0
Depreciation	64.1	7.0	71.1	81.1	—	81.1	97.9	—	97.9
Amortization of goodwill and other intangible fixed assets	—	44.3	44.3	0.1	118.3	118.4	—	121.5	121.5
Profit on sale of fixed assets	—	—	—	—	—	—	(0.3)	—	(0.3)
(Increase) decrease in stock	(43.1)	—	(43.1)	9.9	—	9.9	43.8	—	43.8
(Increase) decrease in debtors	(23.4)	—	(23.4)	77.9	22.3	100.2	88.0	—	88.0
Increase (decrease) in creditors	59.8	—	59.8	(80.5)	—	(80.5)	59.6	—	59.6
Provision provided (utilized), net	0.3	(162.9)	(162.6)	(0.3)	(34.1)	(34.4)	(0.9)	—	(0.9)

Net cash inflow (outflow) from operating activities	217.9	(179.0)	38.9	279.7	(30.0)	249.7	658.8	4.8	663.6

b)  Analysis of changes in net debt

	At		At		At
	July 1,		July 1,		June 30,
	2001	Cash flow	2002	Cash flow	2003

	£m	£m	£m	£m	£m
Overnight deposits	91.9	(53.2)	38.7	(6.0)	32.7
Other cash	61.7	(50.6)	11.1	2.6	13.7

	153.6	(103.8)	49.8	(3.4)	46.4
Short-term deposits	70.0	(69.5)	0.5	(0.5)	—

Cash at bank and in hand	223.6	(173.3)	50.3	(3.9)	46.4

Debt due after more than one year	(1,759.1)	190.0	(1,569.1)	425.0	(1,144.1)
Finance leases	(11.0)	1.7	(9.3)	1.6	(7.7)

Total debt	(1,770.1)	191.7	(1,578.4)	426.6	(1,151.8)

Total net debt	(1,546.5)	18.4	(1,528.1)	422.7	(1,105.4)

c)  Reconciliation of net cash flow to movement in net debt

	2001	2002	2003

	£m	£m	£m
Increase (decrease) in cash	41.1	(103.8)	(3.4)
Decrease in short-term deposits	(85.0)	(69.5)	(0.5)
Cash (inflow) outflow resulting from (increase) decrease in debt and lease financing	(357.6)	191.7	426.6

(Increase) decrease in net debt	(401.5)	18.4	422.7
Net debt at beginning of year	(1,145.0)	(1,546.5)	(1,528.1)

Net debt at end of year	(1,546.5)	(1,528.1)	(1,105.4)

CONSOLIDATED CASH FLOW STATEMENTS — (continued)

d)  Major non-cash transactions

2003

Issue of shares — deferred consideration for British Interactive Broadcasting Holdings Limited (“BiB”)

      On November 11, 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

2002

Impairment of investment in KirchPayTV

      Effective December 31, 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

2001

Acquisition of 67.5% of BiB

      During 2001, the Group acquired a further 67.5% of BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, increasing the Group’s interest to 100%. The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.1 million, payable 18 months after the date of acquisition. Our Board determined that there was no genuine commercial possibility that loan notes will be issued and therefore this deferred consideration was included within Shareholders’ funds as “Shares to be issued”.

Acquisition of 100% of Sports Internet Group (“SIG”)

      In July 2000, the Group acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,099 new BSkyB shares, with a fair value of £267.3 million.

Acquisition of 5% of WAPTV

      In May 2001, the Group acquired the remaining 5% minority interest in WAPTV. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting policies

Description of business

      British Sky Broadcasting Group plc and its subsidiaries (collectively, the “Group”) operate a leading pay TV service, principally in the UK and Ireland, deriving revenues from television broadcasting services and certain ancillary functions which are provided to both retail and wholesale customers.

      Sky is an established and widely recognized brand, with a reputation for quality and innovation. Sky operates and distributes 25 wholly-owned channels and retails a further 91 third party channels to direct-to-home viewers via its digital service. In addition to this, Sky operates the Sky Box Office service, which provides pay-per-view services covering films, sporting events and concerts.

      The principal accounting policies are summarized below. All of these have been applied consistently throughout the year and the two preceding years.

a)   Basis of accounting

      The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable UK financial reporting and accounting standards, which differ in certain significant respects from those applicable in the US (see note 28).

b)  Basis of consolidation

      The Group financial statements consolidate the financial statements of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting and all inter-company balances and transactions have been eliminated on consolidation.

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

      The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to June 30, in each year. In fiscal year 2003 this date was June 29, 2003, this being a 52 week year (2002: June 30, 2002, 52 week year; 2001: July 1, 2001, 52 week year).

c)   Acquisitions

      On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the consolidated accounts. The results and cash flows relating to an acquired business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

      On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal.

d)  Goodwill and other intangible assets

      Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalized on the Group balance sheet in the year of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

acquisition. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10 — Goodwill and Intangible Assets, this goodwill has not been restated on the balance sheet.

      Other intangible assets, all of which have been acquired which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalized, where fair value can be reliably measured.

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

f)   Fixed asset investments

      The Company’s shares held by the ESOP are included in the consolidated balance sheet as fixed asset investments until such time as the interest in the shares is transferred unconditionally to the employees. Provision is made for any permanent diminution in the value of shares held by the ESOP.

      A charge is made in the profit and loss account in relation to the shares held by the ESOP for awards under the Long-Term Incentive Plan (“LTIP”), the Key Contributor Plan (“KCP”) and the Equity Bonus Plan (“EBP”), based on an assessment of the probability of the performance criteria under the LTIP, KCP and EBP being met. The charge is allocated on a straight-line basis over the vesting periods of the LTIP, KCP and EBP.

      The Group’s other fixed asset investments are stated at cost, less any provision for permanent diminution in value.

g)  Tangible fixed assets

      Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

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

h)   Impairment of fixed assets and goodwill

      Intangible fixed assets, goodwill and tangible fixed assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible fixed assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

are also reviewed for impairment at the end of the first full financial year after acquisition. Should an impairment review be required, this is performed in accordance with FRS 11 — Impairment of fixed assets and goodwill.

i)   Stocks

Television program rights

      Program rights are stated at cost (including, where applicable, estimated escalation payments) less accumulated amortization. Provisions are made for any program rights which are surplus to Group requirements or which will not be shown for any other reason.

      Contractual obligations for program rights not yet available for transmission are not included in the cost of program rights, but are disclosed as contractual commitments (see note 25). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programs, are treated as prepayments.

      Acquired and commissioned program rights are recorded in stock at cost when the programs are available for transmission.

      Amortization is provided to write off the cost of acquired and commissioned program rights as follows:

Sports	– 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortization of each contract is based on anticipated revenue.

Current affairs	– 100% on first showing.

General entertainment	– Straight-line basis on each transmission at the following rates:

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

Set-top boxes and related equipment

      Set-top boxes and related equipment include digital set-top boxes, Low Noise Blockers (“LNBs”) and mini-dishes. These stocks are valued at the lower of cost and Net Realizable Value (“NRV”) (which reflects the value to the business of the set-top box and the related equipment in the hands of the customer). Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the set-top box upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Raw materials, consumables and goods held for resale

      Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV.

j)   Transponder rentals

      Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortized on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally ten years.

k)   Taxation

      Corporation tax payable is provided at current rates on all taxable profits.

l)   Deferred taxation

      Deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

      A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses can be offset and from which the future reversal of underlying timing differences can be deducted.

      Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

m)  Foreign currency

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

      The results of overseas subsidiaries and joint ventures are translated at the average rates of exchange during the period and the balance sheet is translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

n)   Derivatives and other financial instruments

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

o)  Turnover

      Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognized as follows:

—	Revenues from the provision of direct-to-home (“DTH”) subscription services are recognized as the services are provided. Pay-per-view revenue is recognized when the event, movie or football match is viewed.

—	Cable revenue is recognized as the services are provided to the cable wholesalers and is based on the number of subscribers taking the Sky Channels as reported to the Group by the cable companies and the applicable rate card.

—	Advertising sales revenues are recognized when the advertising is broadcast.

—	Interactive turnover includes income from betting and gaming, online advertising, internet, e-commerce, interconnect, text services and set-top box subsidy recovery revenues from conditional access and access control customers on the Sky digital platform. Betting and gaming revenues represent: a) amounts receivable in respect of bets placed on events which occur in the year; and b) net customer losses in the year in respect of the on-line casino operations. All other Interactive revenues are recognized when the goods or services are delivered.

—	Other revenue principally includes income from installations (net of any discount), service call revenues, warranty revenue, marketing contributions from third party channels, conditional access fees and access control fees. Other revenues are recognized, net of any discount given, when the relevant service has been provided.

p)  Pension costs

      The Group provides pensions to eligible employees through the BSkyB Pension Plan which is a defined contribution scheme. The amount charged to the profit and loss account in the year represents the cost of contributions payable by the Group to the scheme in that year. The assets of the BSkyB Pension Plan are held independently of the Group.

q)  Leases

      Assets held under finance leases are treated as tangible fixed assets. Depreciation is provided over the shorter of the lease term and the asset’s useful economic life, and the deemed capital element of future rentals is included within creditors. Deemed interest is charged as interest payable over the period of the lease.

      The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2.  Turnover

	2001	2002	2003

	£m	£m	£m
DTH subscribers	1,536.7	1,929.2	2,341.2
Cable and digital terrestrial television (“DTT”) subscribers	299.1	279.4	202.2
Advertising	270.5	250.7	283.6
Interactive	93.0	186.0	218.3
Other	106.7	130.8	140.7

	2,306.0	2,776.1	3,186.0

      All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions, and arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £0.4 million of turnover (2002: £23.0 million; 2001: £65.2 million) which relates to activities conducted from the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analyzed as shown above.

      All turnover arises from services provided to the United Kingdom, with the exception of £92.9 million (2002: £62.4 million; 2001: £32.6 million) which arises from services provided to Ireland and £9.0 million (2002: £7.7 million; 2001: £5.4 million) which arises from services provided to the Channel Islands.

      The Group’s profit before tax and its net liabilities relate to activities conducted in the United Kingdom, with the exception of £0.8 million loss (2002: £0.3 million loss; 2001: £1.2 million loss) and £0.9 million of net assets (2002: £0.3 million net assets; 2001: £1.5 million net liabilities) which relate to activities conducted in the Channel Islands. The Group’s loss before tax and its net liabilities in fiscal 2002 also included a £1,143.5 million loss (2001: £292.4 million loss) and nil assets (2001: £1,142.1 million net assets) which related to activities conducted in Germany.

      Long-lived assets outside the United Kingdom comprise less than 10% of consolidated long-lived assets.

3.  Operating expenses, net

	2001			2002			2003

	Before			Before			Before
	goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and		and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	1,133.8	—	1,133.8	1,439.3	—	1,439.3	1,603.9	—	1,603.9
Transmission and related functions(i)	128.6	—	128.6	146.6	(4.1)	142.5	142.8	—	142.8
Marketing	378.1	—	378.1	416.6	—	416.6	400.5	—	400.5
Subscriber management	243.4	—	243.4	291.1	—	291.1	324.4	—	324.4
Administration	186.6	67.4	254.0	203.2	140.6	343.8	236.1	116.7	352.8
Betting	75.3	—	75.3	87.8	—	87.8	107.6	—	107.6

	2,145.8	67.4	2,213.2	2,584.6	136.5	2,721.1	2,815.3	116.7	2,932.0

(i)	The amounts shown are net of £12.0 million (2002: £15.3 million; 2001: £55.1 million) receivable from the disposal of programming rights not acquired for use by the Group, and £25.5 million (2002: £23.7 million; 2001: £53.9 million) in respect of the provision to third party broadcasters of spare transponder capacity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4.  Exceptional items

	2001			2002			2003

	Charge			Charge			Charge
	(credit)			(credit)	Taxation		(credit)	Taxation
	before	Taxation		before	(credit)		before	charge
	taxation	charge	Total	taxation	charge	Total	taxation	(credit)	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimated cost of reorganization of Sky Interactive (k)	23.1	—	23.1	—	—	—	—	—	—
Provision (release of provision) against ITV Digital programming debtors (a) (d)	—	—	—	22.3	(6.7)	15.6	(4.8)	1.4	(3.4)
Release of analog termination provision (e)	—	—	—	(4.1)	1.2	(2.9)	—	—	—

Exceptional operating items	23.1	—	23.1	18.2	(5.5)	12.7	(4.8)	1.4	(3.4)

Joint ventures’ goodwill amortization, net (f)	—	—	—	971.4	—	971.4	—	—	—
Profit on sale of fixed asset investment (g)	—	—	—	(2.3)	—	(2.3)	—	—	—
Share of joint venture’s operating exceptional item (l)	16.5	—	16.5	—	—	—	—	—	—
Share of joint venture’s loss on sale of fixed asset investment (m)	69.5	—	69.5	—	—	—	—	—	—
Amounts written off fixed asset investments, net (see note 15) (b) (j) (n)	38.6	—	38.6	60.0	—	60.0	15.1	—	15.1
Provision (release of provision) for loss on disposal of subsidiary (h) (o)	10.0	—	10.0	(10.0)	—	(10.0)	—	—	—
Finance credit (see note 6) (p)	(2.7)	0.8	(1.9)	—	—	—	—	—	—
Write down (recognition) of deferred tax asset (c) (i)	—	—	—	—	83.3	83.3	—	(122.6)	(122.6)

Total exceptional items	155.0	0.8	155.8	1,037.3	77.8	1,115.1	10.3	(121.2)	(110.9)

2003

Exceptional operating items

a)   ITV Digital

      The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement made on April 30, 2002 (see note (d) below). During the year, the Group received £4.8 million from ITV Digital’s administrators and released £4.8 million of its exceptional operating provision accordingly.

Other exceptional items

b)  Amounts written off fixed asset investments, net

      At December 31, 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £21.0 million. Subsequently, the Group reduced its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

provision against its investment in Chelsea Village plc at June 30, 2003 by £3.2 million, following the agreement to sell its minority investment in July 2003.

      At December 31, 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

      At December 31, 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million, bringing the carrying value of the Group’s investment in Open TV to £0.3 million. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a loss on disposal of £0.1 million.

c)   Recognition of deferred tax asset

      Following a review of the forecast utilization of tax losses within the Group, and as a consequence of a planned reorganization of certain assets within the Group, there is now sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of £122.6 million has been recognized as an exceptional item.

2002

Exceptional operating items

d)  ITV Digital

      At March 27, 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On April 30, 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance (see note (a) above).

e)   Release of analog termination provision

      On September 27, 2001, the Group terminated its analog operation. From the original exceptional operating provision of £41.0 million, taken at June 30, 2000, £4.1 million of provision had not been utilized at June 30, 2002, and was therefore released to the profit and loss account as an exceptional credit.

Other exceptional items

f)   Joint ventures’ goodwill amortization, net

      The exceptional item of £971.4 million of joint ventures’ goodwill amortization, net, relates to the impairment charge taken against the carrying value of the Group’s interest in KirchPayTV of £984.9 million as at December 31, 2001, net of an amount of £13.5 million released from the provision matching the Group’s share of losses for the period from January 1, 2002 to February 8, 2002, at which date the Group ceased to gross equity account for KirchPayTV’s results (see notes 5 and 14).

g)  Profit on sale of fixed asset investment

      On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realizing a profit on disposal of £2.3 million (see note 15).

h)   Release of provision for loss on disposal of subsidiary

      On October 16, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed odds betting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at June 30, 2001, was written back, resulting in a non-cash exceptional profit of £10.0 million (see note (o) below). The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, SkyBet (formerly known as Surrey Sports).

i)   Write down of deferred tax asset

      Following the impairment charge made in respect of the Group’s investment in KirchPayTV at December 31, 2001 (see note 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full at December 31, 2001, although by June 30, 2002, £12.3 million of this amount had been written back due to the utilization of tax losses.

j)   Amounts written off fixed asset investments

      At December 31, 2001, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

2001

Exceptional operating items

k)   Reorganization of Sky Interactive

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

Other exceptional items

l)   Share of joint venture’s operating exceptional item

      In April 2001, BiB incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions.

m)  Share of joint venture’s loss on sale of fixed asset investment

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

n)   Amounts written off fixed asset investments

      At June 30, 2001, £38.6 million was provided against the Group’s minority investments in new media companies.

o)  Provision for loss on disposal of subsidiary

      On July 11, 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, reached agreement to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. The agreement was for the Group to contribute its wholly-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

owned bookmaker, Surrey Sports, to the joint venture and a provision was made in the year to June 30, 2001 for the adjustment to existing goodwill which would have been necessary when Surrey Sports was transferred to the new joint venture. This provision was subsequently reversed when the Group and Ladbrokes agreed not to pursue the proposed joint venture in October 2001 (see note (h) above).

p)  Finance credit

      An exceptional accrual was made in June 1999 in respect of the mark-to-market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility (“RCF”) which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million was released.

5.  Share of operating results of joint ventures

	2001	2002	2003

	£m	£m	£m
KirchPayTV operating loss	(116.0)	(70.0)	—
BiB	(118.9)	—	—
BiB — exceptional item (see note 4)	(16.5)	—	—
Programming joint ventures operating (loss) profit, net	(4.3)	(6.7)	3.4

Total (losses) profits	(255.7)	(76.7)	3.4

      This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

KirchPayTV

      By February 8, 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group had not exercised significant influence since that date. Therefore, the Group believed that, from February 8, 2002, it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date.

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

BiB

      The Group recognized 32.5% of the results of BiB up until November 2000. From this date to May 9, 2001, 100% of BiB’s losses were recognized due to the agreement dated July 17, 2000, under which the Group agreed to provide 100% of BiB’s funding after existing funding had been utilized. From May 9, 2001, the Group fully consolidated BiB as a subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

6.  Interest

a)  Interest receivable and similar income

	2001	2002	2003

	£m	£m	£m
Interest receivable on short-term deposits	3.8	8.2	2.6
Share of joint ventures’ interest receivable	3.5	2.0	0.5
Interest receivable on funding to joint ventures	10.4	0.3	0.1
Other interest receivable and similar income	0.5	0.6	0.5

	18.2	11.1	3.7
Exceptional finance credit (see note 4)	2.7	—	—

	20.9	11.1	3.7

b)  Interest payable and similar charges

	2001	2002	2003

	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by installments:
— £200 million RCF (previously £300 million RCF)*	0.8	10.8	2.5
— £750 million RCF**	38.5	46.3	27.0
— £600 million RCF**	—	—	3.7
US$650 million of 8.200% Guaranteed Notes, repayable in 2009	31.6	31.6	31.1
£100 million of 7.750% Guaranteed Notes, repayable in 2009	7.8	7.8	7.8
US$600 million of 6.875% Guaranteed Notes, repayable in 2009	30.1	30.1	30.1
US$300 million of 7.300% Guaranteed Notes, repayable in 2006	15.5	15.1	13.8
Finance lease interest	0.9	1.0	1.0
Share of joint ventures’ interest payable	27.8	4.9	0.3
Other interest payable and similar charges	0.3	0.4	0.9

	153.3	148.0	118.2

*	In March 2003, the Group voluntarily cancelled £100 million of its £300 million RCF. The maturity date of the resultant £200 million RCF is still June 2004.

**	In addition, in March 2003 the Group entered into a new £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.  (Loss) profit on ordinary activities before taxation

      The (loss) profit on ordinary activities before taxation is stated after charging (crediting):

	2001	2002	2003

	£m	£m	£m
— depreciation (see note 13)
— owned assets	70.8	79.5	96.2
— assets held under finance leases	0.3	1.6	1.7
— amortization and impairment of intangible fixed assets (see note 12)	44.3	118.4	121.5
— joint ventures’ goodwill amortization, net (see note 14)	101.1	1,069.9	—
— amounts written off fixed asset investments, net (see note 15)	38.6	60.0	15.1
— profit on disposals of fixed assets and fixed asset investments	—	(2.3)	(0.2)
— rentals on operating leases and similar arrangements:
— land and buildings	7.2	8.2	9.0
— plant and machinery	112.2	76.4	80.0
— sub-lease rentals on operating leases received in respect of plant and machinery	(53.9)	(23.7)	(25.5)
— sub-lease rentals on operating leases received in respect of land and buildings	(1.4)	(1.4)	(1.5)
— staff costs (see note 8)	260.9	276.9	299.1

      Amounts payable to the auditors are analyzed below:

	2001	2002	2003

	£m	£m	£m
Statutory audit services	0.6	0.7	0.8
Audit-related fees	0.4	0.8	0.6

Audit and audit-related services	1.0	1.5	1.4

Tax advisory services	0.6	0.4	0.6

Customer relationship management center development	4.9	4.8	5.1
Website development	6.0	0.5	—
Other services	1.9	1.0	0.7

Non-audit-related services	12.8	6.3	5.8

      During the year, the auditors received £5.1 million (2002: £4.8 million; 2001: £4.9 million) in respect of on-going contact center development services. Due to the complex and long-term nature of the infrastructure development work, the Group is satisfied that Deloitte & Touche should continue to provide these services.

      In addition to the amounts above, the Group understands that, during fiscal 2002, its auditors indirectly received £4.0 million (2001: £2.9 million) from the Group, through the performance of sub-contracted services for one of the Group’s customer relationship management center consultants. The Group understands that no such payments were made during 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

8.  Staff costs

a)  Employee costs

      Employee costs for permanent and temporary employees, and Executive Directors during the year amounted to:

	2001	2002	2003

	£m	£m	£m
Wages and salaries	213.2	227.1	234.3
Costs of LTIP, KCP, EBP and other share-related bonus schemes	14.0	17.2	27.4
Social security costs	25.4	22.0	25.9
Other pension costs	8.3	10.6	11.5

	260.9	276.9	299.1

      The Group operates a defined contribution pension scheme through the BSkyB Pension Plan. The pension charge for the year represents the cost of contributions payable by the Group to the Plan during the year and amounted to £11.5 million (2002: £10.6 million; 2001: £8.3 million). The Group’s contributions owing to the plan at June 30, 2003 were £0.8 million (2002: £0.7 million).

      The average monthly number of full time equivalent people (including temporary employees) employed by the Group during the year was as follows:

	2001	2002	2003

	Number	Number	Number
Programming	1,134	1,131	1,106
Transmission and related functions	1,071	1,274	1,383
Marketing	173	193	199
Subscriber management	6,472	5,432	5,381
Administration	872	965	954
Betting	226	88	109

	9,948	9,083	9,132

      There are approximately 1,115 temporary staff included within the average number of full time equivalent people employed by the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

b) Directors’ emoluments

      The emoluments of the Directors for the year are shown below:

	Total	Total						Total
	emoluments	emoluments				Total		emoluments
	including	including				emoluments		including
	pensions	pensions	Salary	Bonus		before		pensions
	2001	2002	and fees	schemes	Benefits	pensions	Pensions	2003

	£	£	£	£	£	£	£	£
Executive
Tony Ball	1,964,383	2,049,343	762,134	1,500,000	41,436	2,303,570	156,167	2,459,737
Martin Stewart	821,451	713,517	400,000	500,000	24,750	924,750	31,686	956,436
Non-Executive
Rupert Murdoch	—	—	17,741	—	—	17,741	—	17,741
Philip Bowman	30,750	45,000	46,750	—	—	46,750	—	46,750
Chase Carey(i)	—	—	13,946	—	—	13,946	—	13,946
David DeVoe	—	—	17,741	—	—	17,741	—	17,741
David Evans	—	27,057	39,994	—	—	39,994	—	39,994
Allan Leighton	25,500	39,698	41,750	—	—	41,750	—	41,750
James Murdoch(ii)	—	—	13,946	—	—	13,946	—	13,946
Jacques Nasser(iii)	—	—	26,923	—	—	26,923	—	26,923
Gail Rebuck(iv)	—	—	25,596	—	—	25,596	—	25,596
Arthur Siskind	—	—	15,843	—	—	15,843	—	15,843
Lord St. John of Fawsley	25,500	35,000	40,673	—	—	40,673	—	40,673
John Thornton	28,125	49,522	53,744	—	—	53,744	—	53,744
Lord Wilson of Dinton(v)	—	—	13,946	—	—	13,946	—	13,946
Leslie Hinton(vi)	—	—	—	—	—	—	—	—
Martin Pompadur(vii)	—	—	—	—	—	—	—	—
Former directors	120,268	—	—	—	—	—	—	—
Total emoluments	3,015,977	2,959,137	1,530,727	2,000,000	66,186	3,596,913	187,853	3,784,766

(i)	Chase Carey was appointed a Director of the Company on February 13, 2003.

(ii)	James Murdoch was appointed a Director of the Company on February 13, 2003.

(iii)	Jacques Nasser was appointed a Director of the Company on November 8, 2002.

(iv)	Gail Rebuck was appointed a Director of the Company on November 8, 2002.

(v)	Lord Wilson of Dinton was appointed a Director of the Company on February 13, 2003.

(vi)	Leslie Hinton resigned as a Director of the Company on February 13, 2003.

(vii)	Martin Pompadur resigned as a Director of the Company on February 13, 2003.

Executive bonuses

      The amounts received by the Directors under bonus schemes for the year are shown below:

	Additional	Senior
	Executive	Management
	Bonus	Bonus
	Scheme(i)	Scheme(ii)	Total

	£	£	£
Executive
Tony Ball	—	1,500,000	1,500,000
Martin Stewart	—	500,000	500,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(i)	Additional Executive Bonus Scheme

        Tony Ball has rights over 600,000 notional shares which became exercisable during the year. The notional shares have an exercise price of
        £5.35 but the gain on exercise is limited to a maximum of 48 pence per notional share.

      During the year to June 30, 2003 no shares (notional or actual) were awarded or exercised under this scheme.

(ii)	Senior Management Bonus Scheme

        The amounts shown above are those which have been approved by the Remuneration Committee for the year ended June 30, 2003.

PENSION

      The amounts received by the Directors under pension arrangements are detailed below.

      During the year the Company reviewed the operation of its pension arrangements for Executive Directors and Senior Executives whose Pension Plan contributions are restricted due to Inland Revenue limits. For these Executives, in the first instance, employee contributions are reduced and where employer contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% employer contribution rate.

      Tony Ball received a one-off payment of £113,883 and a further payment of £10,421 in relation to the shortfall in his pension arrangements that resulted from historical differences between employer contributions, as capped by Inland Revenue limits, and 8% of his pensionable salary. Employer contributions of £31,863 were paid into the BSkyB Pension Plan.

      Martin Stewart received a further payment of £4,213 in relation to the shortfall in his pension arrangements, as described above. Employer contributions of £27,473 were paid into the BSkyB Pension Plan.

SHARE OWNERSHIP

LTIP

      Details of outstanding awards receivable under the LTIP are shown below:

	Number of shares under award
								Market
	At		Granted		Exercised	At		price at	Date from
	June 30,		during		during	June 30,	Exercise	date of	which	Expiry
	2002		the year		the year	2003	price	exercise	exercisable	date

Name of Directors
Tony Ball	454,000	(i)	—		—	454,000	£10.04	N/A	03.11.02	03.11.10
	454,000	(i)	—		—	454,000	£10.04	N/A	30.06.03	03.11.10
	454,000	(i)	—		—	454,000	£8.30	N/A	30.06.03	21.11.11
	454,000	(ii)	—		—	454,000	£8.30	N/A	30.06.04	21.11.11
	—		227,110	(iii)	—	227,110	£5.55	N/A	31.07.04	31.07.12
	—		227,110	(iii)	—	227,110	£5.55	N/A	31.07.05	31.07.12
	—		11,466	(iii)	—	11,466	£5.60	N/A	31.07.04	31.07.12
	—		11,466	(iii)	—	11,466	£5.60	N/A	31.07.05	31.07.12

Martin Stewart	227,000	(i)	—		—	227,000	£10.04	N/A	03.11.02	03.11.10
	227,000	(i)	—		—	227,000	£10.04	N/A	30.06.03	03.11.10
	227,000	(i)	—		—	227,000	£8.30	N/A	30.06.03	21.11.11
	227,000	(ii)	—		—	227,000	£8.30	N/A	30.06.04	21.11.11
	—		113,555	(iii)	—	113,555	£5.55	N/A	31.07.04	31.07.12
	—		113,555	(iii)	—	113,555	£5.55	N/A	31.07.05	31.07.12
	—		5,733	(iii)	—	5,733	£5.60	N/A	31.07.04	31.07.12
	—		5,733	(iii)	—	5,733	£5.60	N/A	31.07.05	31.07.12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus.

The aggregate gain made by the Directors under the LTIP during the year was nil (2002: £7,777,500).

Notes:

(i)	These awards vested during the year.

(ii)	These awards will vest subject to meeting performance conditions on June 30, 2004. The vesting date for this award was amended during the year from an original vesting date of July 31, 2004, in order to align the vesting date with the Company’s financial year.

(iii)	In August 2002, awards were granted over performance periods ending in July 2004 and July 2005.

Equity Bonus Plan

	Number of shares under award
						Market
	At	Granted	Exercised	At		price at	Date from
	June 30,	during	during	June 30,	Exercise	date of	which	Expiry
	2002	the year	the year	2003	price(i)	exercise	exercisable	date

Name of Directors
Tony Ball	—	52,000	—	52,000	N/A	N/A	31.07.04	31.07.12
	—	52,000	—	52,000	N/A	N/A	31.07.05	31.07.12

Martin Stewart	—	26,000	—	26,000	N/A	N/A	31.07.04	31.07.12
	—	26,000	—	26,000	N/A	N/A	31.07.05	31.07.12

Note:

(i)	Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date, for nil consideration.

The performance conditions applicable to the awards under the EBP were measured at June 30, 2003. The plan will deliver the shares in equal measures at July 31, 2004 and July 31, 2005.

Executive share options

      Details of all outstanding options held under the Executive Schemes and Sharesave Scheme are shown below:

	Number of options
							Market
	At		Granted	Exercised	At		price at	Date from
	June 30,		during	during	June 30,	Exercise	date of	which	Expiry
	2002		the year	the year	2003	price	exercise	exercisable	date

Name of Directors
Tony Ball	5,145	(i)	—	—	5,145	£5.83	N/A	12.08.02	12.08.09
	594,855	(i)	—	—	594,855	£5.83	N/A	12.08.02	12.08.06
	600,000		—	—	600,000	£7.35	N/A	05.06.05	05.06.12

Martin Stewart	2,096	(ii)	—	2,096	—	£4.62	£6.62	—	—

Note:

(i)	The options, granted to Tony Ball on August 12, 1999, became exercisable during the year.

(ii)	These options were granted under the Company’s Sharesave Scheme and were exercised on May 22, 2003 following their maturity. The gain on exercise of the Sharesave options was £4,192.

      During the year ended June 30, 2003 the share price traded within the range of £4.58 to £7.06 per share. The middle-market closing price on the last working day of the financial year was £6.72.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

9.  Taxation

a)  Analysis of charge (credit) in year

	2001			2002			2003

							Tax charge
	Tax charge			Tax charge			(credit)
	on profit			on profit			on profit
	before			before	Exceptional		before	Exceptional
	exceptional	Exceptional		exceptional	tax charge		exceptional	tax charge
	items	tax charge	Total	items	(ii)	Total	items	(credit)	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current tax	—	—	—	—	—	—	85.0	1.4	86.4

Deferred tax:
Origination and reversal of timing differences	23.3	0.8	24.1	27.3	77.8	105.1	(26.6)	(122.6)	(149.2)
Increase in estimate of recoverable deferred tax asset in respect of prior years	—	—	—	—	—	—	(1.8)	—	(1.8)

Total deferred tax (i)	23.3	0.8	24.1	27.3	77.8	105.1	(28.4)	(122.6)	(151.0)

Share of joint ventures’ tax charge	—	—	—	1.3	—	1.3	2.1	—	2.1

	23.3	0.8	24.1	28.6	77.8	106.4	58.7	(121.2)	(62.5)

(i)	During the year the Group recorded a deferred tax credit of £163.3 million relating to deferred tax assets not previously recognized. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilized. £122.6 million of the deferred tax credit has been treated as an exceptional item.

(ii)	An exceptional deferred tax charge of £95.6 million was made at December 31, 2001, against which £12.3 million has been written back at June 30, 2002 as a result of the utilization of tax losses. This was offset by a £5.5 million tax credit on a provision against ITV Digital’s programming debtor and the release of the analog termination provision, treated as exceptional operating items.

b)  Factors affecting the current tax charge for the year

      The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2001	2002	2003

	£m	£m	£m
(Loss) profit on ordinary activities before tax	(514.5)	(1,276.2)	127.8
Less: Share of joint ventures’ loss (profit) before tax	350.0	79.6	(3.6)

(Loss) profit on ordinary activities before tax	(164.5)	(1,196.6)	124.2

(Loss) profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002 and 2001: 30%)	(49.4)	(359.0)	37.3
Effects of:
Write-down of KirchPayTV not deductible for tax purposes	—	291.4	—
Other expenses not deductible for tax purposes (primarily goodwill amortization)	63.9	77.8	42.5
Other timing differences	(2.9)	19.2	11.8
Utilization of tax losses	(11.3)	(30.6)	(7.3)
Consortium relief	(0.3)	1.2	2.1

Current tax charge for the year	—	—	86.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

c)  Factors that may affect future tax charges

      At June 30, 2003, a deferred tax asset of £12.5 million (2002: £149.6 million) arising from UK losses in the Group, has not been recognized. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

      Deferred tax assets of £63.7 million (2002: £63.7 million) have not been recognized in respect of trading losses in the Group’s German holding companies of KirchPayTV, and £450.0 million (2002: £450.0 million) have not been recognized in respect of potential capital losses related to the Group’s holding of KirchPayTV. These losses are available to be carried forward indefinitely under current law. A deferred tax asset of £4.6 million (2002: £18.0 million) arising principally on other timing differences has not been recognized on the basis that these timing differences are not more likely than not to reverse.

10. Dividends

      The Directors do not propose an interim or final dividend for the financial year (2002: nil; 2001: nil). At June 30, 2003, the Company had a deficit on its company-only profit and loss account reserve of £1,120.4 million. The Company is currently not in a position to pay a dividend.

      The ESOP has waived its rights to dividends.

11. (Loss) earnings per share

      Basic (loss) earnings per share represents the (loss) profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of shares held in the Group’s ESOP trust during the year.

      Diluted (loss) earnings per share represents the (loss) profit on ordinary activities after taxation attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of shares held in the Group’s ESOP trust during the year plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the year (see below).

      The weighted average number of shares in the year was:

	2001	2002	2003

	Millions	Millions	Millions
	of shares	of shares	of shares
Ordinary Shares	1,851.1	1,891.2	1,921.2
ESOP trust shares	(4.0)	(3.8)	(6.2)

Basic shares	1,847.1	1,887.4	1,915.0
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	— *	— *	27.2

Diluted shares	1,847.1	1,887.4	1,942.2

*	As the Group made a loss on ordinary activities after taxation in 2001 and 2002, no share options or other potential Ordinary Shares outstanding were considered to be dilutive.

      The number of anti-dilutive shares at June 30, 2003 was 36,779,664 shares (2002: 83,438,705 shares; 2001: 70,237,843 shares) which comprised share options of 36,779,664 (2002: 42,845,578 shares; 2001: 32,712,169 shares) and deferred consideration of nil (2002: 40,593,127 shares; 2001: 37,558,480 shares).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

12. Intangible fixed assets

      The movement in the year was as follows:

		Other
		intangible
		fixed
	Goodwill(i),(ii)	assets	Total

	£m	£m	£m
Cost
At June 30, 2001	842.6	1.0	843.6
Fair value adjustments to BiB provisional goodwill	(22.9)	—	(22.9)
Disposals	—	(0.6)	(0.6)

At June 30, 2002	819.7	0.4	820.1

At June 30, 2003	819.7	0.4	820.1

Amortization
At June 30, 2001	54.2	0.1	54.3
Charge	118.3	0.1	118.4
Release of provision for loss on disposal of subsidiary (see note 4)	(10.0)	—	(10.0)

At June 30, 2002	162.5	0.2	162.7
Charge	116.3	—	116.3
Impairment losses (ii)	5.2	—	5.2

At June 30, 2003	284.0	0.2	284.2

Net book value
At June 30, 2001	788.4	0.9	789.3

At June 30, 2002	657.2	0.2	657.4

At June 30, 2003	535.7	0.2	535.9

Goodwill

(i)	Goodwill of £272.4 million, £542.1 million and £5.2 million, arising on the acquisitions of SIG, BiB and WAPTV respectively, is being amortized over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at June 30, 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. Since the time of these reviews the performance of these operations has been broadly in line with the forecasts in the business plans used for these reviews, and no indications of impairment have arisen.

(ii)	At December 31, 2002, the Group made a provision of £5.2 million, included within amortization, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision was made as a result of the Group’s announcement in December 2002 that it would close Opta.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Other intangible fixed assets

      Other intangible fixed assets comprise internet domain names, which are being amortized over a period of seven years on a straight-line basis. During fiscal 2002, the Group disposed of betting shop licenses that were included in other intangible fixed assets.

13. Tangible fixed assets

      The movement in the year was as follows:

	Freehold	Short	Equipment,	Assets in
	land and	leasehold	fixtures	course of
	buildings(i)	improvements	and fittings(ii)	construction	Total

	£m	£m	£m	£m	£m
Cost
At June 30, 2001	29.9	80.5	481.5	7.0	598.9
Additions	8.0	3.0	75.8	27.9	114.7
Disposals	—	(0.2)	(7.9)	—	(8.1)
Transfers	—	—	5.0	(5.0)	—

At June 30, 2002	37.9	83.3	554.4	29.9	705.5
Additions	0.4	3.2	73.0	24.8	101.4
Disposals	—	—	(10.9)	—	(10.9)
Transfers	—	—	25.8	(25.8)	—

At June 30, 2003	38.3	86.5	642.3	28.9	796.0

Depreciation
At June 30, 2001	5.0	39.7	238.8	—	283.5
Charge	1.0	3.7	76.4	—	81.1
Transferred from provisions	—	—	4.5	—	4.5
Disposals	—	(0.1)	(6.5)	—	(6.6)

At June 30, 2002	6.0	43.3	313.2	—	362.5
Charge	2.3	4.0	91.6	—	97.9
Disposals	—	—	(10.6)	—	(10.6)

At June 30, 2003	8.3	47.3	394.2	—	449.8

Net book value
At June 30, 2001	24.9	40.8	242.7	7.0	315.4

At June 30, 2002	31.9	40.0	241.2	29.9	343.0

At June 30, 2003	30.0	39.2	248.1	28.9	346.2

(i)	The amounts shown include assets held under finance leases with a net book value of £6.3 million (2002: £6.7 million). The cost of these assets was £8.6 million (2002: £8.6 million) and the accumulated depreciation was £2.3 million (2002: £1.9 million). Depreciation charged during the year on these assets was £0.4 million (2002: £0.3 million; 2001: £0.3 million).

         Depreciation was not charged on £9.4 million of land (2002: £9.4 million).

(ii)	The amounts shown include assets held under finance leases with a net book value of £2.3 million (2002: £3.6 million). The cost of these assets was £4.9 million (2002: £4.9 million) and the accumulated depreciation was £2.6 million (2002: £1.3 million). Depreciation charged during the year on these assets was £1.3 million (2002: £1.3 million; 2000: nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14. Investments in joint ventures

      The movement in the year was as follows:

	2002	2003

	£m	£m
Cost and funding, excluding goodwill
Beginning of year	217.9	224.7
Loans advanced to joint ventures	11.6	14.6
Loans repaid by joint ventures	(4.8)	(4.5)

End of year	224.7	234.8

Transfer to creditors(i)	1.6	2.6

Movement in share of underlying net assets
Beginning of year	(195.7)	(204.5)
Share of operating results of joint ventures (see note 5)	(76.7)	3.4
Share of joint ventures’ interest receivable (see note 6)	2.0	0.5
Share of joint ventures’ interest payable (see note 6)	(4.9)	(0.3)
Share of joint ventures’ tax charges (see note 9)	(1.3)	(2.1)
Dividends received from joint venture	—	(4.0)
Exchange adjustments	1.4	—
Transferred to other fixed asset investments	70.7	—

End of year	(204.5)	(207.0)

Goodwill
Beginning of year	1,140.6	—
Amortization	(98.5)	—
Amounts provided, net (see note 4)	(971.4)	—
Transferred to other fixed asset investments	(70.7)	—

End of year	—	—

Net book value(ii)
Beginning of year	1,163.7	21.8

End of year	21.8	30.4

(i)	The investment in joint ventures excludes cumulative losses of £2.6 million (2002: £1.6 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

(ii)	The net book value above includes listed investments with a net book value of £5.0 million at June 30, 2003 (2002: £6.2 million). The aggregate market value of these investments at June 30, 2003 was £4.8 million (2002: £3.5 million).

KirchPayTV

      At December 31, 2001, the carrying value of the Group’s investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortization of £984.9 million. Joint ventures’ goodwill amortization also included goodwill amortization of £98.5 million for the six months ended December 31, 2001. The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly on February 8, 2002, the investment was transferred within Fixed Asset Investments to Other investments at a net book value of nil. On August 1, 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings. On May 13, 2002, the Group exercised a put option to transfer its interest in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on September 13, 2002. The Group does not expect to receive a significant amount, if any, from the exercise of its put option.

      The following information is given in respect of the Group’s share of all joint ventures:

	2001(i)	2002(ii)	2003

	£m	£m	£m
Turnover	224.1	139.2	76.5
Fixed assets	139.7	3.6	4.1
Current assets	130.8	85.1	82.7
Liabilities due within one year	(124.2)	(66.0)	(47.6)
Liabilities due after more than one year	(124.1)	(2.5)	(11.4)

(i)	This includes the Group’s share of BiB’s turnover up until BiB was consolidated as a subsidiary from May 9, 2001.

(ii)	This includes the Group’s 22% share of KirchPayTV’s turnover up until it ceased to be treated as a joint venture on February 8, 2002.

	Group’s share	Group’s share
	of KirchPayTV	of KirchPayTV
	(as adjusted)	(as adjusted)
	Year to	April 1, to
	March 31, 2001	November 8, 2001

	£m	£m
Turnover	117.4	66.5

Operating loss	(116.0)	(70.0)
Loss on sale of fixed asset investment (see note 4)	(69.5)	—
Net interest payable	(9.7)	(3.6)

Loss before taxation	(195.2)	(73.6)
Taxation	—	—

Loss after taxation	(195.2)	(73.6)

Fixed assets	135.5	—

Current assets	67.9	—

Liabilities due within one year	(110.8)	—

Liabilities due after more than one year	(91.1)	—

      As KirchPayTV ceased to be treated as a joint venture from February 8, 2002, no joint venture balance sheet disclosure has been provided for either 2003 or 2002.

      In the absence of KirchPayTV results for the period from July 1, 2001 to February 8, 2002, the results for a similar period, the period from April 1, 2001 to November 8, 2001, have been used. In June 2001, due to the absence of results for KirchPayTV for the year from July 1, 2000 to June 30, 2001, the results for a similar period, the year to March 31, 2001, were used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

15. Other fixed asset investments

Principal Group investments

      The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Subsidiaries: Direct holdings
British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	The transmission of the Group’s English language satellite television broadcasting services
Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company
Sky In-Home Service Limited	England and Wales	1,576,000 Ordinary Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Sports Internet Group Limited	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	The provision of sports content, betting and e-commerce services
British Interactive Broadcasting Holdings Limited(i)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services
Subsidiaries: Indirect holdings
Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Hestview Limited	England and Wales	108 Ordinary Shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures Limited (formerly Sky New Media Ventures plc)	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Joint ventures
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television services
The History Channel (UK)	England and Wales	50,000 A shares of £1 each (50%)	The transmission of history and biography television services
Paramount UK(ii)	England and Wales	Partnership interest (25%)	The transmission of a general entertainment comedy channel
Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
Granada Sky Broadcasting Limited (iii)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels
MUTV	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of the Manchester United football channel
National Geographic Channel(iv)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Music Choice Europe Limited	England and Wales	44,001,120 A Shares of £1 each (36.4%)	The transmission of audio music channels
attheraces Holdings Limited	England and Wales	1,000 Ordinary Shares of £1 each (33.33%)	The transmission of a horse racing service and related on-line activities
Chelsea Digital Media Limited	England and Wales	19,800 B Shares of £0.01 each (20%) and 3,860,174 redeemable preference shares of £1 each	The production and marketing of the Chelsea Football Club football channel

Notes

(i)	80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.

(ii)	The registered address of Paramount UK is 180, Oxford Street, London W1N 0DS.

(iii)	The economic interest held in Granada Sky Broadcasting Limited is 49.5%.

(iv)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The following are included in the net book value of other fixed asset investments:

	2002	2003

	£m	£m
Investment in own shares (a)	42.2	34.6
Other investments (b)	64.9	43.9

	107.1	78.5

(a)	Investment in own shares

      The movement in the year was as follows:

	2002		2003

	Number of		Number of
	Ordinary Shares	£m	Ordinary Shares	£m

At beginning of year	3,354,512	19.1	6,599,637	42.2
Share options exercised during the year	(654,875)	(3.8)	(1,142,625)	(7.6)
Shares purchased during the year	3,900,000	26.9	—	—

At end of year	6,599,637	42.2	5,457,012	34.6

      At June 30, 2003, the Group’s ESOP held 5.5 million Ordinary Shares in the Company (2002: 6.6 million) at an average value of £6.34 per share (2002: £6.39 per share). These shares were designated to hedge a portion of the Group’s obligations outstanding under share schemes: the LTIP (4.0 million shares), the EBP (0.4 million shares) and the KCP (1.1 million shares).

      The 1.1 million Ordinary Shares utilized during the year relate to the exercise of LTIP and KCP awards.

      The cost to the Group of the LTIP, EBP and KCP awards hedged by the ESOP is accrued over the relevant vesting periods of these schemes. An amount of £28.3 million is included within accruals (2002: £19.3 million).

      The market value of shares held by the ESOP at June 30, 2003 was £36.6 million (2002: £41.5 million), and the nominal value was £2.7 million (2002: £3.3 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b) Other investments

	2002	2003

	£m	£m
Cost
Beginning of year	161.2	1,119.9
Additions (vi)	3.2	—
Transfer from joint ventures (x)	971.4	—
Transfer to joint ventures (ii)	—	(1.0)
Disposals (iii), (iv), (v), (vi), (viii), (ix)	(15.9)	(14.0)

End of year	1,119.9	1,104.9

Provision
Beginning of year	38.1	1,055.0
Disposals (iii), (iv), (v), (vi), (viii), (ix)	(14.5)	(13.7)
Transfer from joint ventures (x)	971.4	—
Transfer to joint ventures (ii)	—	(1.0)
Provided during the year, net (i), (iv), (vii)	60.0	20.7

End of year	1,055.0	1,061.0

Net book value
Beginning of year	123.1	64.9

End of year	64.9	43.9

2003

(i)	At December 31, 2002, the Group made a further provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £21.0 million, reduced by £3.2 million to reflect the post year end disposal of its investment in Chelsea Village plc (see note 31).

(ii)	In April 2003, the Group’s total investment in Mykindaplace increased to 26%. The investment was subsequently transferred to Investments in Joint Ventures from Other Investments at its net book value of nil.

(iii)	At December 31, 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

(iv)	At December 31, 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million. This reduced the carrying value of the Group’s investment in Open TV to £0.3 million. Between February 12, 2003 and March 24, 2003, the Group disposed of its entire investment in Open TV shares for total consideration of £0.2 million, resulting in a loss of £0.1 million.

(v)	In March 2003, the Group disposed of its investment in Streetsonline for total consideration of £0.6 million which had been held at cost of £6.0 million less provision of £6.0 million. These amounts were written back upon disposal of the Group’s investment in Streetsonline.

2002

(vi)	On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited for total consideration of £3.7 million, comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million. The investment in Open TV shares is included as an addition to other investments in the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(vii)	At December 31, 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

(viii)	On February 26, 2002, the Group sold its listed investment in Gameplay plc for total consideration of £0.03 million, realizing a profit on disposal of £0.03 million. The Group’s investment in Gameplay plc was held at cost of £12.3 million less provision of £12.3 million. These amounts were written back upon disposal of the Group’s investment in Gameplay plc.

(ix)	On June 7, 2002, the Group disposed of its listed investment in Toyzone plc following its liquidation. The Group’s investment in Toyzone plc was held at cost of £2.2 million less provision of £2.2 million. These amounts were written back upon disposal of the Group’s investment in Toyzone plc.

(x)	The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. The investment is now treated as a fixed asset investment and was transferred from Investments in Joint Ventures to Other Investments on February 8, 2002 at a net book value of nil.

Further analysis of listed investments is shown below:

	2002	2003

	£m	£m
Carrying value of listed investments included above (i)	49.4	37.4
Aggregate market value of listed investments at end of year	40.1	44.6

(i)	Including investments listed on OFEX.

      No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

16. Stocks

	2002	2003

	£m	£m
Television program rights	367.3	337.2
Set-top boxes and related equipment	42.2	29.0
Raw materials and consumables	4.4	1.6
Goods held for resale	0.3	2.6

	414.2	370.4

      At least 79% (2002: 77%) of the existing television program rights at June 30, 2003 will be amortized within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

17. Debtors

	2002	2003

	£m	£m
Debtors: Amounts falling due within one year
Trade debtors	177.5	170.9
Amounts owed by joint ventures (see note 27)	15.2	16.0
Amounts owed by other related parties (see note 27)	1.0	0.4
Other debtors	8.5	6.4
Prepaid program rights	80.5	53.8
Prepaid transponder rentals	15.5	16.9
Advance Corporation Tax	18.2	39.7
Deferred tax assets (see note 18)	13.9	30.8
Prepaid media agency rights	3.7	2.6
Other prepayments and accrued income	66.9	56.6

	400.9	394.1

Debtors: Amounts falling due after more than one year
Prepaid program rights	38.6	2.7
Prepaid transponder rentals	55.6	48.7
Advance Corporation Tax	67.1	—
Deferred tax assets (see note 18)	24.9	159.0
Prepaid media agency rights	12.8	5.5
Other prepayments and accrued income	8.0	7.0

	207.0	222.9

      Trade debtors are shown net of certain provisions. The movement in these provisions is as follows:

Provisions

£m
At July 1, 2000	(31.9)
Utilized during fiscal 2001	3.9
Provided during fiscal 2001	(19.1)

At July 1, 2001	(47.1)
Utilized during fiscal 2002	1.5
Provided during fiscal 2002	(15.8)

At July 1, 2002	(61.4)
Utilized during fiscal 2003	4.6
Provided during fiscal 2003	(42.2)

At June 30, 2003	(99.0)

      The Group does not have any significant concentrations of credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

18. Deferred tax asset

	2002	2003

	£m	£m
Included within debtors due within one year:
— tax losses carried forward	11.7	20.7
— accelerated capital allowances	2.2	6.7
— short-term timing differences	—	3.4

	13.9	30.8

Included within debtors due after more than one year:
— tax losses carried forward	—	125.0
— accelerated capital allowances	24.9	21.5
— short-term timing differences	—	12.5

	24.9	159.0

	38.8	189.8

Deferred tax asset
Beginning of year	143.9	38.8
(Charge) credit in the profit and loss account during the year	(105.1)	151.0

End of year	38.8	189.8

      Included within the total deferred tax recognized at June 30, 2003 is £145.7 million (2002: £11.7 million), relating to carried-forward tax losses.

      Following a review of the forecast utilization of tax losses within the Group, and as a consequence of a planned reorganization of certain assets within the Group, the Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilized.

      The amount of unrecognized deferred tax present within the Group is disclosed in note 9.

19. Creditors: Amounts falling due within one year

	2002	2003

	£m	£m
Short-term borrowings
£200 million RCF (see note 20a)	—	—
Obligations under finance leases	1.5	0.2

	1.5	0.2

Other
Trade creditors	311.1	323.4
Amounts due to joint ventures (see note 27)	—	0.8
Amounts due to related parties (see note 27)	20.4	24.6
UK corporation tax	4.7	27.6
VAT	86.2	61.7
Social security and PAYE	7.0	0.4
Other creditors	42.0	43.5
Accruals and deferred income	432.5	473.0

	903.9	955.0

	905.4	955.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Included within trade creditors are £226.2 million (2002: £243.6 million) of US dollar-denominated program creditors. At least 90% (2002: 90%) of these were covered by forward rate currency contracts (see note 25).

20. Creditors: Amounts falling due after more than one year

	2002	2003

	£m	£m
Long-term borrowings
£750 million RCF (a)	500.0	—
£600 million RCF (a)	—	75.0
US$650 million of 8.200% Guaranteed Notes, repayable in 2009 (b)	412.5	412.5
£100 million of 7.750% Guaranteed Notes, repayable in 2009 (b)	100.0	100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009 (b)	367.2	367.2
US$300 million of 7.300% Guaranteed Notes, repayable in 2006 (b)	189.2	189.2
Obligations under finance leases (c)	7.8	7.5
Other borrowings	0.2	0.2

	1,576.9	1,151.6

Other
Accruals and deferred income	16.0	20.5

	1,592.9	1,172.1

(a)  RCFs

      In March 2003 the Group entered into a new £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008 and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate (“LIBOR”), dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) (as defined in the loan agreement). Until June 2004, the margin is fixed at 1.125% and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

      Also in March 2003, the Group voluntarily cancelled £100 million of the £300 million March 2001 RCF. The maturity date of the resultant £200 million RCF is still June 2004 and should it be drawn upon, accrues interest at between 0.500% and 1.750% (presently 1.125%) per annum above LIBOR dependent on the Group’s credit rating. This facility reduction, together with the replacement of the Group’s £750 million RCF as described above, reduced the Group’s aggregate available facilities from £1,050 million to £800 million. In June 2004, when the £200 million RCF matures, the aggregate facilities available to the Group will be reduced to £600 million. These reductions in committed bank facilities are consistent with the Group’s anticipated liquidity requirements.

      Each of the Group’s RCFs contain certain financial covenants which are tested at the end of each six-monthly accounting period. For the £200 million RCF the key financial covenants are the ratio of annualized EBITDA to net interest payable; and the ratio of total consolidated senior debt (as defined in the loan agreement) to annualized EBITDA. The ratio of total consolidated senior debt to annualized EBITDA is also tested on draw-down or rollover of drawn amounts. The Group must currently maintain these ratios as follows at all times:

•	annualized EBITDA to net interest payable must be at least 3.5:1; and

•	total consolidated senior debt to annualized EBITDA must be no more than 3:1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The loan agreement provides for the exclusion from these financial ratio calculations of specified subscriber acquisition costs. The costs excluded are capped at an agreed maximum for each six monthly accounting period until the maturity of the loan agreement in June 2004. EBITDA is calculated as operating profit before depreciation and amortization of goodwill and intangible assets.

      For the £600 million facility the key financial covenants are the ratio of EBITDA to net interest payable; and the ratio of net debt (as defined in the loan agreement) to EBITDA. Both ratios are tested at the end of each six monthly accounting period, not on draw-down or rollover dates as for the £200 million facility. Until June 2004 the ratios benefit from the same exclusion of specified subscriber acquisition costs as described above for the £200 million RCF. EBITDA in this instance is calculated in the same way as described above for the £200 million facility, but on a last twelve months basis rather than on an annualized basis. The Group must currently maintain these ratios as follows:

•	EBITDA to net interest payable must be at least 3.5:1; and

•	net debt to EBITDA must be no more than 3.5:1.

      The ratio of EBITDA to net interest payable was 4.1:1. At June 30, 2003, the ratio of net debt to EBITDA was 2.4:1.

      For the £200 million RCF only, a change of control provision is included in the list of potential events of default, the effect of which is that the facility may become due and payable in the event that (except for News Corporation and Vivendi Universal SA (which acquired Pathé, a founding shareholder of the Company) or any member of their respective groups) any person or nominee of such person, together with any “connected person” or “persons acting in concert” (if any) (each as defined under applicable English law or regulation) becomes a holder of more than 30% in aggregate of the voting rights of the Company.

      Commitment fees of £2.9 million (2002: £1.2 million; 2001: £1.6 million) were payable for undrawn amounts available under the RCFs, based on a rate equal to 45% of the applicable margin over LIBOR for each facility.

(b) Guaranteed notes

      At June 30, 2003 the Group also had in issue the following publicly-traded guaranteed notes:

      US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling at an average fixed rate of 7.653% payable semi-annually. In December 2002 and March 2003, the Group amended the terms relating to £63.5 million of these swap arrangements, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it will revert to a floating rate equal to six months LIBOR plus a margin of 3.390%.

      £100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

      US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling at an average fixed rate of 8.200%, payable semi-annually.

      US$300 million of 7.300% Guaranteed Notes repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling, half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until April 15, 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on January 16, 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from April 15, 2002, payable semi-annually for the remainder of the life of the Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Both the bank facilities and the publicly-traded guaranteed notes have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited (see note 25).

      Borrowings outstanding, which exclude finance leases, are repayable as follows:

	Year ending June 30,

	2007	2008	2009	2010

£600 million RCF	—	75.0	—	—
US$650 million of 8.200% Guaranteed Notes, repayable in 2009	—	—	—	412.5
£100 million of 7.750% Guaranteed Notes, repayable in 2009	—	—	—	100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009	—	—	367.2	—
US$300 million of 7.300% Guaranteed Notes, repayable in 2006	189.2	—	—	—
Other borrowings	—	—	—	0.2

	189.2	75.0	367.2	512.7

(c)  Finance leases

      Obligations under finance leases are payable as follows:

£m
Amounts repayable in the year ending June 30:
2004	0.2
2005	0.3
2006	0.3
2007	0.3
2008	0.3
After five years	6.3

7.7

      At June 30, 2003, all obligations under finance leases represent amounts drawn down in connection with the Customer Relationship Management Center in Dunfermline. Repayments of £0.7 million (2002: £0.8 million) were made against the Customer Relationship Management Center lease and repayments of £1.5 million (2002: £2.4 million) were made against the IT asset leases, which were fully repaid in the current year. A proportion of these payments has been allocated to any capital amount outstanding. The Customer Relationship Management Center lease bears interest at a rate of 8.5% and expires in September 2020.

21. Derivatives and other financial instruments

Treasury policy and risk management

      The Group’s treasury function is responsible for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. A further quarterly review of Treasury activities and controls is carried out by the Treasury Committee. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

      Regular and frequent reporting to management is required for all transactions and exposures and the internal control environment is subject to periodic review by the Group’s internal audit team. The amount of cash placed with any one institution is restricted to ensure counterparty risks are minimized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The Group’s principal market risks are its exposures to changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. Interest rate swaps are used to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management

      The Group has financial exposures to both sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed and variable rates of interest and by using interest rate swaps to manage exposure to interest rate fluctuations. The principal method of hedging interest rate risk is to enter into cross-currency swap arrangements, the effects of which are to fix the Group’s sterling interest costs at certain rates. The majority of these arrangements relate to the Group’s dollar-denominated debt and provide for the exchange, at specified intervals, of fixed-rate amounts of dollars in return for fixed-rate amounts of sterling. All of the Group’s debt exposure is denominated in sterling after cross-currency swaps are taken into account; however, at June 30, 2003, the split of aggregate net borrowings into its core currencies was US dollar 84% and sterling 16% (June 30, 2002: US dollar 62% and sterling 38%).

      The Group also enters into sterling interest rate swap arrangements that provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional sterling amount. The fair value of interest rate and cross currency swaps held as of June 30, 2003 was approximately £7 million in the Group’s favor (June 30, 2002: £60 million in the Group’s favor).

      The Group’s exposure to floating interest rates is currently limited to drawings upon its revolving credit bank facilities. At June 30, 2003 bank facility drawings represented 7% of the Group’s total debt (June 30, 2002: 32%). 93% of the Group’s total debt at June 30, 2003 is fixed-rate after taking account of interest rate swaps (June 30, 2002: 87%).

      To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At June 30, 2003, 47% of the Group’s available funding was due to mature in more than five years (June 30, 2002: 42%).

Currency exchange rates

      The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs is denominated in US dollars. In fiscal 2003, 15% of operating costs (£423.7 million) were denominated in US dollars (fiscal 2002: 15% (£393.0 million)). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.

      The Group currently manages its US dollar/ pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead. All forward rate agreements are in respect of firm commitments only, and represent approximately 90% of dollar-denominated costs over the relevant 18-month period.

      At June 30, 2003, the Group had outstanding commitments to purchase in aggregate US$903 million, at average rates of US$1.493 to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

      The Group’s primary euro exposure arises as a result of revenues generated from subscribers in the Republic of Ireland. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, which results in a euro surplus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      During the year, surplus euros were exchanged for sterling on currency spot markets. In the twelve months to June 30, 2003, euro 59 million (2002: euro 55 million) was exchanged at spot rates for sterling. A further euro 30 million has been retained to meet obligations under forward foreign exchange contracts for the purchase of Swiss francs (see below).

      During the period, the Group acquired the Pay TV rights to certain UEFA Champions League football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights will be made pursuant to the contract in Swiss francs, which means that the Group will be exposed to the Swiss franc/pound sterling exchange rate. In line with the Group’s policy of limiting foreign exchange transactions to fixed price instruments, all of this exposure for 2003/04 (CHF 99 million) has been hedged via the use of forward contracts for the exchange of euros and Swiss francs. In line with treasury policies, the remaining commitment of CHF 199 million will be hedged in advance of each fiscal year in which the liability crystalizes.

Interest rate risks

      After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group’s financial liabilities was:

	2002			2003

	Fixed	Floating	Total	Fixed	Floating	Total

£m	1,378.2	200.2	1,578.4	1,076.6	75.2	1,151.8
Weighted average interest rate	7.7%	5.4%	7.4%	7.7%	4.8%	7.5%
Weighted average period for which the rate is fixed (years)	5.1	N/A	N/A	5.2	N/A	N/A
Weighted average term (years)	5.5	2.0	5.0	5.4	4.8	5.4

      Further details of interest rates on long-term borrowings are given in note 20.

      In addition, cash at bank and in hand of £46.4 million (2002: £50.3 million) consists of sterling deposits, in bank accounts or on money markets, at overnight rates or on time deposits. At June 30, 2003, there were no time deposit balances (2002: £0.5 million, expiring within 14 days of year end at an average interest rate of 3.75%).

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

	Net foreign currency monetary assets (£m)

	2002			2003

	USD	euros	Total	USD	euros	Total

Functional currency of Group operating unit
Sterling	1.5	7.4	8.9	13.9	29.8	43.7

      At June 30, 2003 and June 30, 2002, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25(a)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Liquidity risks

      The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 20. The expected profile of provisions is discussed in note 22. The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2002	2003

	£m	£m
Expiring within one year	—	200.0
Expiring between one and two years	550.0	—
Expiring between two and five years	—	525.0

Total	550.0	725.0

Fair values

      Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments at June 30, 2003 and June 30, 2002:

	2002		2003

	Book value	Fair value	Book value	Fair value

	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Bank borrowings	(500.2)	(500.2)	(75.2)	(75.2)
Quoted bond debt	(1,068.9)	(1,067.8)	(1,068.9)	(1,185.2)
Finance leases	(9.3)	(9.3)	(7.7)	(7.7)
Cash deposits	50.3	50.3	46.4	46.4
Derivative financial instruments held to manage the interest rate and currency profile
Combined interest and exchange rate swaps	—	60.2	—	7.0
Forward foreign currency contracts	—	(50.3)	—	(51.4)

      The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the period ends.

      In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at June 30, 2003 and June 30, 2002. See notes 14 and 15 for disclosure of their book and fair values.

      The difference between book value and fair value reflects unrealized gains or losses inherent in the instrument, based on valuations as at June 30, 2003 and June 30, 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Hedges

      The Group’s policy is to hedge the following exposures:

—	interest rate risk, using interest rate and cross currency swaps

—	transactional currency exposures, using forward foreign currency contracts

—	exposures on long-term foreign currency debt, using cross currency swaps

      Gains and losses on instruments used for hedging are not recognized until the hedged position is recognized. Unrecognized gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2002			2003

			Total net			Total net
			gains			gains
	Gains	Losses	(losses)	Gains	Losses	(losses)

	£m	£m	£m	£m	£m	£m
Unrecognized gains and losses at the beginning of the year	113.7	(23.7)	90.0	73.8	(63.9)	9.9
Gains and losses arising in previous years that were recognized in the year	(13.1)	4.0	(9.1)	(0.1)	45.5	45.4

Gains and losses arising before the beginning of the year that were not recognized in the year	100.6	(19.7)	80.9	73.7	(18.4)	55.3
Gains and losses arising in the year that were not recognized in the year	(26.8)	(44.2)	(71.0)	(34.9)	(64.8)	(99.7)

Unrecognized gains and losses on hedges at the end of the year	73.8	(63.9)	9.9	38.8	(83.2)	(44.4)

Of which:
Gains and losses expected to be recognized in the next year	0.1	(37.7)	(37.6)	0.1	(46.4)	(46.3)

Gains and losses expected to be recognized after the next year	73.7	(26.2)	47.5	38.7	(36.8)	1.9

22. Provisions for liabilities and charges

			Sky In-Home
	Analog		Service Limited	Sky Interactive	Provision for
	termination	Transition	reorganization	reorganization	closure of
	provision	provision	provision(a)	provision(b)	Sky Pictures	Total

	£m	£m	£m	£m	£m	£m
At July 1, 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilized in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	—	—	—	—	(4.1)
Transferred to fixed assets	—	—	—	(4.5)	—	(4.5)

At June 30, 2002	—	—	0.2	3.9	—	4.1
Utilized in year	—	—	(0.1)	(0.8)	—	(0.9)

At June 30, 2003	—	—	0.1	3.1	—	3.2

(a)	The remaining Sky In-Home Service Limited reorganization provision principally comprises the costs of onerous lease contracts and is expected to be utilized by June 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	The remaining Sky Interactive reorganization provision principally comprises the cost of onerous contracts associated with the reorganization and consolidation of all interactive and on-line activities within the division “Sky Interactive”, and is expected to be utilized by June 2009.

23. Called-up share capital

	2002	2003

	£m	£m
Authorized
3,000,000,000 Ordinary Shares of 50p	1,500.0	1,500.0

Allotted, called-up and fully paid — equity
Ordinary Shares — 1,937,754,876 (2002: 1,893,428,580) of 50p	946.7	968.9

Number of
Allotted and fully paid during the year	Ordinary Shares

Beginning of year	1,893,428,580
Options exercised under the Executive Share Option Scheme at between £0.500 and £6.385	666,838
Options exercised under the Sharesave Scheme at between £2.050 and £6.110	423,822
Shares issued in respect of deferred consideration for the acquisition of BiB	43,235,636

End of year	1,937,754,876

Movements in share capital in the year ended June 30, 2003 are described in note 24.

Share option and contingent share award schemes

      The number of shares which may be allocated under the Executive and Sharesave Schemes on any day shall not, when added to the aggregate of the number of shares which have been allocated in the previous 10 years under the Schemes and any other Employees’ Share Scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any shares where the right to acquire such shares was released, lapsed or otherwise became incapable of exercise. Options and Awards, which will be satisfied by ESOP shares do not fall within these headroom limits.

      Total options and contingent share awards in existence at June 30, 2003 were as follows:

Number of
Scheme	Ordinary Shares

Executive Share Option Scheme Options(a)	41,052,567
Sharesave Scheme Options(b)	3,749,134
LTIP Awards(c)	7,269,683
KCP Awards(d)	1,135,000
EBP Awards(e)	397,000

53,603,384

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)  Executive Share Option Scheme Options

      Options in existence at June 30, 2003 under the Executive Schemes are shown in the table below:

	Number of		Exercisable
Date of grant	Ordinary Shares	Option price	from

		£
8-Dec-94	172,795	2.560	8-Dec-97
15-May-97	266,078	5.675	15-May-00
10-Jun-97	15,061	5.975	10-Jun-00
18-Aug-97	6,864	4.370	18-Aug-00
18-Aug-97	21,809	4.420	18-Aug-00
14-Nov-97	7,308	4.105	14-Nov-00
14-Nov-97	36,253	4.030	14-Nov-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	3,624,812	5.010	1-Dec-01
7-May-99	4,589	4.350	7-May-02
12-Aug-99	600,000	5.830	12-Aug-02
18-Oct-99	1,124	0.980	18-Oct-02
29-Oct-99	4,382,303	6.385	29-Oct-02
1-Nov-99	214,231	6.535	1-Nov-02
22-Nov-99	107,775	6.495	22-Nov-02
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	20,800	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	126,529	9.800	23-May-03
12-Jun-00	34,993	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	46,077	12.370	26-Jul-03
30-Aug-00	267,535	11.400	30-Aug-03
23-Nov-00	5,698,957	9.900	23-Nov-01
1-Dec-00	3,901,500	9.840	1-Dec-03
4-Jan-01	59,534	10.750	4-Jan-02
26-Feb-01	66,746	9.340	26-Feb-02
6-Mar-01	92,416	9.290	6-Mar-02
14-Mar-01	121,289	8.950	14-Mar-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	9,565,078	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	88,057	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	5-Jun-05
28-Jun-02	13,725	6.290	28-Jun-03
5-Aug-02	9,832,806	5.300	5-Aug-04
20-Sep-02	47,815	5.185	20-Sep-04
30-Sep-02	20,672	5.305	30-Sep-04
2-Jan-03	229,296	6.390	2-Jan-05
20-Feb-03	64,362	6.010	20-Feb-05
18-Mar-03	74,672	6.100	18-Mar-05

	41,052,567

      The Group operates both an Approved and an Unapproved Executive Share Option Scheme.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The Company follows a policy of granting options over BSkyB shares to eligible employees linked to salary. This is then subject to approval by the department heads who may recommend that the individual receives an additional allocation for exceptional performance. There is no limit on the number of share options that may be granted to an individual (other than for the purposes of granting Inland Revenue approved options), however, any proposal to make a one-off grant of share options over four times salary would require the prior approval of the Remuneration Committee (irrespective of the employee’s level of salary). No such grant has been made to date.

      The performance conditions for option awards granted before August 2002 were based on key strategic measures for the Group, including subscriber growth measures, profit before tax and earnings per share (“EPS”) targets.

      For awards made during the year ended June 30, 2003, the performance target was based on EPS. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed RPI plus 3% per annum in order for awards to vest. Given that EPS was negative at the date of grant, growth is to be measured from the actual EPS achieved for the year to June 30, 2003.

(b) Sharesave Scheme Options

      Options in existence at June 30, 2003 under the Sharesave Scheme are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
25-Oct-95	6,841	3.020	1-Feb-03
2-Nov-96	17,752	4.620	1-Jan-04
27-Oct-97	30,066	3.720	1-Jan-03
27-Oct-97	26,932	3.720	1-Jan-05
28-Sep-98	164,341	3.780	1-Dec-03
28-Sep-98	89,830	3.780	1-Dec-05
18-Oct-99	96,553	4.620	1-Jan-03
18-Oct-99	172,190	4.620	1-Jan-05
18-Oct-99	41,899	4.620	1-Jan-07
3-Oct-00	254,788	9.710	1-Jan-04
3-Oct-00	79,489	9.710	1-Jan-06
3-Oct-00	27,677	9.710	1-Jan-08
28-Sep-01	520,428	6.110	1-Jan-05
28-Sep-01	133,085	6.110	1-Jan-07
28-Sep-01	39,898	6.110	1-Jan-09
30-Sep-02	1,424,523	4.750	1-Jan-06
30-Sep-02	506,511	4.750	1-Jan-08
30-Sep-02	116,331	4.750	1-Jan-10

	3,749,134

      The Sharesave Scheme is open to all employees, including Executive Directors. Options (over BSkyB shares) are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation for the employees to participate in the scheme following the announcement of the end of year results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(c)  LTIP Awards

      Awards in existence at June 30, 2003 under the LTIP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
3-Nov-00	936,375	10.040	3-Nov-02
3-Nov-00	1,532,250	10.040	30-Jun-03
21-Nov-01	1,489,686	8.300	30-Jun-03
21-Nov-01	1,489,689	8.300	30-Jun-04
2-Aug-02	779,600	5.550	31-Jul-04
2-Aug-02	779,601	5.550	31-Jul-05
13-Aug-02	39,361	5.600	31-Jul-04
13-Aug-02	39,361	5.600	31-Jul-05
2-Jan-03	91,880	6.390	31-Jul-04
2-Jan-03	91,880	6.390	31-Jul-05

	7,269,683

      The Company operates an LTIP for Executive Directors and Senior Executives. An award under the existing LTIP comprised a retention element Core Award (which makes up 5% of the award) and a Performance Award (which makes up 95% of the award). The Core Award vests dependent on continued service with the Group for a specified period and is not subject to the performance conditions. It is intended that no future Core Awards will be made under the LTIP. The Performance Award vests, in full or in part, dependent on the satisfaction of specified performance targets. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Remuneration Committee. Awards may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which would have the same value to the participant.

      Outstanding awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus. Where the market price of a share at the date of vesting is below the exercise price, awards in this form have been treated as having lapsed and participants have been eligible to receive shares for no consideration, equal to the value of their vested award.

      The performance targets selected for the Awards made to date have been based on a combination of business measures derived from the Group’s business plan, and the Group’s relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(d) KCP Awards

      Awards in existence at June 30, 2003 under the KCP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
21-Nov-01	61,750	8.300	31-Jul-02
21-Nov-01	577,500	8.300	31-Jul-03
4-Mar-02	15,750	7.175	31-Jul-03
9-Aug-02	237,500	5.700	31-Jul-03
9-Aug-02	237,500	5.700	31-Jul-04
14-Aug-02	2,500	5.655	31-Jul-03
14-Aug-02	2,500	5.655	31-Jul-04

	1,135,000

(e)  EBP Awards

      Awards in existence at June 30, 2003 under the EBP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
02-Aug-02	178,500	N/A	31-Jul-04
02-Aug-02	178,500	N/A	31-Jul-05
02-Jan-03	20,000	N/A	31-Jul-04
02-Jan-03	20,000	N/A	31-Jul-05

	397,000

      Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date for nil consideration.

      During the year the Company introduced an EBP for Executive Directors and Senior Executives. This plan rewards performance against key commercial measures over the financial year, with stretching targets derived from the Group’s business plan. Awards under the plan are made in the form of BSkyB shares, subject to performance achieved in the financial year. For the 2002 EBP, the awards of these shares are deferred in equal amounts for a further one and two years, subject to continuing employment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

24. Reconciliation of movement in shareholders’ funds

      Movement in shareholders’ funds includes all movements in reserves.

						Total
						equity
			Shares		Profit and	shareholders’
	Share	Share	to be	Merger	loss	funds
	capital	premium	issued	reserve	account	(deficit)

	£m	£m	£m	£m	£m	£m
At July 1, 2000	912.9	2,209.9	—	—	(2,325.9)	796.9
Issue of share capital	31.5	171.2	—	378.1	(9.1)	571.7
Shares to be issued	—	—	256.9	—	—	256.9
Share issue costs	—	(3.5)	—	—	—	(3.5)
Loss for the financial year	—	—	—	—	(538.6)	(538.6)
Net loss on deemed disposals	—	—	—	—	(20.7)	(20.7)
Transfer from merger reserve	—	—	—	(37.3)	37.3	—
Translation differences on foreign currency net investment	—	—	—	—	(2.1)	(2.1)

At July 1, 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	—	(13.5)	21.7
Share issue costs	—	(1.8)	—	—	—	(1.8)
Loss for the financial year	—	—	—	—	(1,382.6)	(1,382.6)
Transfer from merger reserve	—	—	—	(74.1)	74.1	—
Translation differences on foreign currency net investment	—	—	—	—	1.4	1.4

At July 1, 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)
Issue of share capital	22.2	125.8	(253.1)	111.5	(1.6)	4.8
Share issue costs	—	(0.1)	—	—	—	(0.1)
Profit for the financial year	—	—	—	—	190.3	190.3
Transfer from merger reserve	—	—	—	(79.2)	79.2	—

At June 30, 2003	968.9	2,535.5	2.7	299.0	(3,911.8)	(105.7)

2003

      At June 30, 2003, the cumulative goodwill written off directly to reserves by the Group amounted to £523.8 million (2002: £523.8 million).

      During the year, £35.6 million (2002: £35.6 million) relating to the amortization of BiB goodwill and £43.6 million (2002: £38.5 million) relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss reserve.

      During the year the Company issued shares with a market value of £6.4 million (2002: £35.2 million) in respect of the exercise of options awarded under various share option schemes, with £4.8 million (2002: £14.3 million) received from employees.

      On November 11, 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT (“the selling shareholders”) in respect of deferred consideration for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the agreement reached on July 15, 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders’ rights under the earn out provisions. The earn out provisions provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders. No liability had been recorded in the prior year in respect of this earn out. Additional Group merger reserve of £111.5 million was created in relation to 20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.

2002

      In June 2002, the Company issued 169,375 new shares, which were used to satisfy part of the contingent consideration in respect of the acquisition of the remaining 5% minority interest in WAPTV Limited in May 2001. A further 338,755 new shares are expected to be issued in September 2003 to satisfy the remaining contingent consideration.

      During 2002, £35.6 million relating to the amortization of BiB goodwill and £38.5 million relating to the amortization of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss account reserve.

25. Guarantees, contingencies and other financial commitments

(a)  Future expenditure

	2002	2003

	£m	£m
Contracted for, but not provided for in the accounts
— television program rights(i)	2,165.6	1,617.8
— set-top boxes and related equipment	126.9	106.0
— third party payments(ii)	58.3	46.1
— capital expenditure	5.9	2.5
— other purchase obligations	—	7.5

	2,356.7	1,779.9

(i)	Of the commitments for television program rights, £692 million (2002: £1,005 million) related to commitments payable in US dollars for periods of up to ten years (2002: seven years) and £136 million (2002: nil) related to commitments payable in Swiss francs for periods of up to three years. At June 30, 2003, the US dollar commitments have been translated at the year end rate of US$1.6497:£1 (2002: US$1.5347:£1), except for US$566 million (2002: US$585 million) covered by forward rate contracts where the average forward rate of US$1.4925:£1 (2002: US$1.3856:£1) has been used. The Swiss franc commitments have been translated at the year end rate of CHF2.2288:£1, except for CHF99 million covered by forward rate contracts where the average forward rate of CHF2.1068:£1 has been used.

The US dollar commitment disclosed above is subject to price escalation clauses in accordance with the terms of certain of the movie program rights contracts. The extent of the escalation, and hence of the commitments, is dependent both upon the number of subscribers to the relevant movie channel in certain cases and upon inflationary increases. If subscriber numbers were to remain at June 30, 2003 levels, the additional commitment in respect of subscriber escalation would be £213 million (US$351 million) (2002: £251 million (US$386 million)).

(ii)	The third party payment commitments in respect of distribution agreements for the Sky Distributed channels disclosed above are subject to price escalation clauses in accordance with the terms of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

certain of the distribution agreements. The extent of the escalation, and levels of the commitments, are dependent upon the number of DTH subscribers to the relevant Sky Distributed channels and in certain cases upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed channel were to remain at June 30, 2003 levels, the additional commitment in respect of subscriber escalation would be £799 million (2002: £885 million), for periods of up to six years (2002: six years).

      At June 30, 2003, the Group had outstanding forward rate contract commitments to purchase in aggregate US$903 million (2002: US$920 million) at an average rate of US$1.4925:£1 (2002: US$1.3856:£1). The Group also had outstanding forward rate contract commitments to purchase in aggregate CHF99 million (2002: nil) at average rates of CHF2.0834:£1 and CHF1.4844:EUR1.

(b) Contingent liabilities

      The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC and National Geographic Channel UK.

      The Directors do not expect any material loss to arise from the above contingent liabilities.

(c)  Guarantees

      Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company’s £200 million and £600 million RCFs and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 20).

      The Group has agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements.

(d) Contingent consideration

      On May 29, 2001 the Group acquired the 5% minority interest in WAPTV Limited for a total consideration of £5.0 million. The consideration comprised 169,375 new BSkyB Ordinary Shares issued on May 29, 2001, contingent consideration which was satisfied by the issue of a further 169,375 new BSkyB Ordinary Shares on June 30, 2002, and contingent consideration which will be satisfied by the issue of 338,755 new BSkyB Ordinary Shares on September 30, 2003. The contingent consideration is contingent upon the vendors remaining continuously in the employment of a member of the Group from completion until the date the deferred consideration is due. The remaining contingent consideration has been recognized and recorded within shares to be issued as it is considered probable that these criteria will be fulfilled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(e)  Lease and similar commitments

      The minimum annual rentals under these arrangements are as follows:

		Plant and
	Property	machinery	Total

	£m	£m	£m
June 30, 2003
Operating leases and similar arrangements which expire:
— within one year	0.5	3.4	3.9
— between two and five years	2.4	26.2	28.6
— after five years	7.9	35.1	43.0

	10.8	64.7	75.5

June 30, 2002
Operating leases and similar arrangements which expire:
— within one year	0.8	0.5	1.3
— between two and five years	0.9	14.6	15.5
— after five years	9.2	43.1	52.3

	10.9	58.2	69.1

      The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

      Summarized below at June 30, 2003, are the minimum lease payments for non-cancelable operating leases and similar arrangements.

Operating leases
and similar
arrangements

£m
Year ending June 30:
2004	75.5
2005	80.3
2006	77.2
2007	72.7
2008	55.8
After five years	133.8

495.3

      Payments made under non-cancelable operating leases and similar arrangements in the year ended June 30, 2003, totaled £9.0 million (2002: £8.2 million; 2001: £7.2 million) in respect of property and £80.0 million (2002: £76.4 million; 2001: £112.2 million) in respect of transponders, computer and technical equipment.

      Summarized below at June 30, 2003, are the minimum sub-lease rentals to be received under non-cancelable operating subleases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Sub-leases

£m
Year ending June 30:
2004	23.3
2005	18.6
2006	13.6
2007	12.3
2008	9.8
After five years	11.8

89.4

26. Regulatory update

Office of Fair Trading (“OFT”)

      On December 5, 2000 the OFT announced that it was to conduct an inquiry into the affairs of British Sky Broadcasting Limited (“BSkyB Limited”), under the UK Competition Act 1998 (“Competition Act”), in particular the wholesale supply by BSkyB Limited of certain of its channels to third party distributors in the UK(1). BSkyB Limited maintained that it had not infringed the Competition Act and, on December 17, 2002, following submission by BSkyB Limited of written and oral representations, the OFT announced that BSkyB Limited had not been found in breach of competition law. Such findings by the OFT may be appealed by third parties who have a “sufficient interest” in accordance with the provisions of the Competition Act.

EC Investigation — FAPL

      The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited (“FAPL”). On June 21, 2002, BSkyB Limited and the FAPL notified BSkyB Limited’s current arrangements for the broadcast of FAPL football matches to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the EC Commission. On December 20, 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. On July 30, 2003 and October 3, 2003, the Group received requests for information from the EC Commission concerning the bidding process undertaken by the FAPL in relation to the sale of Premier League football rights in respect of the three year period 2004-2007. Whilst this EC investigation remains ongoing, the FAPL has announced that the Group has been awarded (subject to contract) all four packages of exclusive live UK rights to FAPL football and two “near live” packages of UK rights to FAPL football (both on a delayed basis) from the beginning of the 2004/05 season to the end of the 2006/07 season. The Group is currently unable to assess whether this EC investigation will have a material effect on the Group and its financial results.

EC Investigation — Movie Contracts

      The EC Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group is

(1)	Where an undertaking has intentionally or negligently infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to recover damages where they have suffered loss as a result of conduct in breach of the Competition Act.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group and its financial results.

27.	Transactions with related parties and major shareholders

(a)	Transactions with major shareholders

      The Company and Group conduct business transactions on an arm’s length basis with shareholder companies or members of their groups and associated undertakings.

      A number of transactions are conducted with members of the News Corporation Group. These companies include Twentieth Century Fox, NDS Limited (“NDS”), Broadsystem Ventures Limited (“BVL”), and STAR Television Group (“STAR”) with which the Group has significant contracts.

      Twentieth Century Fox supplied programming with a total value of £63.2 million in the year (2002: £55.9 million; 2001: £44.8 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied. The Group also earned £0.5 million (2002: nil; 2001: nil) from Twentieth Century Fox in respect of programming-related fees.

      NDS supplied smart cards and encryption services with a value of £49.7 million in the year (2002: £44.5 million; 2001: £46.1 million) under a contract extending to September 2010. The Group also has a number of contracts with NDS for the supply of digital equipment, of which £3.7 million (2002: £5.1 million; 2001: nil) was paid during the year.

      BVL supplied telephony services with a value of £3.0 million during the year (2002: £2.0 million; 2001: £2.2 million). The Group also earned £4.2 million (2002: £1.0 million; 2001: nil) from BVL in respect of telephony services.

      News International plc and News America Publishing provided media-based advertising services worth £5.2 million in the year (2002: £4.9 million; 2001: £5.8 million) and News International plc provided rental premises at a cost to the Group of £0.4 million in the year (2002: £0.4 million; 2001: £0.4 million). The Group also earned £1.7 million (2002: £1.1 million; 2001: £1.8 million) from News International plc for the provision of airtime.

      Orbis Technology Limited and Visonik supplied interactive and internet-based services of £2.3 million in the year (2002: £0.9 million; 2001: nil).

      National Rugby League Limited and News Interactive sold sports rights to the Group during the year worth £4.0 million (2002: £3.4 million; 2001: £3.0 million).

      STAR, Fox News Channel and Phoenix Chinese News and Entertainment paid the Group £1.4 million during the year (2002: £1.3 million; 2001: £0.6 million) for the provision of transponder capacity. The Group paid STAR £1.5 million (2002: £1.2 million; 2001: £0.3 million) in respect of carriage fees for the supply of programming.

      JSkySports Corporation, ESPN STAR Sports and Fancy A Flutter Limited paid the Group £0.9 million (2002: £0.5 million; 2001: £0.9 million) of fees related to programming.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Balances payable to the above companies which form part of The News Corporation Group, analyzed by activity:

	2002	2003

	£m	£m
Programming	18.2	22.6
Encryption services	2.2	0.7
Telephony services	—	0.9
Advertising	—	0.4

	20.4	24.6

      Balances receivable from members of The News Corporation Group, analyzed by activity:

	2002	2003

	£m	£m
Transponders	0.4	0.1
Other	0.6	0.3

	1.0	0.4

      In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Senior Exchangeable BUCS, in a private placement to certain institutions. Each BUCS is exchangeable on or after April 2, 2004 for the value of reference shares, which initially consist of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on March 15, 2010, March 15, 2013 or March 15, 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

      In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or ADSs representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after November 12, 2001, and expire on November 12, 2016. News Corporation and News America have agreed to indemnify the Group and our directors, officers, agents and employees against certain liabilities arising out of or in connection with the TOPrS.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	Transactions with joint ventures

      All transactions with joint ventures are conducted on an arm’s length basis.

	2001	2002	2003

	£m	£m	£m
Revenue	25.9	23.0	19.4
Operating costs	43.4	53.9	63.8

      Revenues are primarily generated from the provision of transponder capacity, marketing and support services, together with commissions receivable. Operating costs represent fees payable for channel carriage.

	2002	2003

	£m	£m
Funding to joint ventures (see note 14)	224.7	234.8
Amounts owed by joint ventures (see note 17)	15.2	16.0
Amounts owed to joint ventures (see note 19)	—	0.8

      The funding to joint ventures is in the form of loans which bear interest at rates of between zero and three month LIBOR plus 1%.

(c)	Other transactions with related parties

      Elisabeth Murdoch is the daughter of Rupert Murdoch, and sister to James Murdoch, both Directors of the Company, and owns 60% of the ordinary share capital of Shine Entertainment Limited, in which the Group has a 3.5% equity shareholding. During the year, the Group incurred development and production costs for television of £2.0 million (2002: £1.3 million; 2001: £0.3 million) from Shine Entertainment Limited. At June 30, 2003, there were no outstanding amounts due to or from Shine Entertainment Limited (2002: nil).

      Allan Leighton is one of the Company’s Non-Executive Directors and is also Deputy Chairman of Leeds United plc. The Group has a 9.1% equity interest in Leeds United plc and has been appointed the exclusive commercial and media agent for certain commercial and audiovisual rights available for exploitation by such company or its affiliates.

      In addition to the foregoing, we have engaged in a number of transactions on an arm’s length basis with companies of which some of our Directors are also directors.

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i)	Differences giving rise to accounting adjustments

      The Group’s accounts are prepared in accordance with GAAP applicable in the UK, which differ in certain significant respects from those applicable in the US.

      The following is a summary of the significant adjustments to operating profit (loss), net income (loss), shareholders’ funds (deficit) and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the year ended June 30, 2003, at a rate of £1:$1.6529, (the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003) is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Year ended June 30,			Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m

	(except per share data)
Operating profit (loss):
Operating profit under UK GAAP	93	55	254	420
Adjustments:
Goodwill — subsidiary(1)	(14)	(27)	117	193
Transition provision(3)	(151)	(19)	—	—
Employee stock-based compensation(4)	(15)	(14)	4	6
Derivative accounting(5)	(22)	14	17	28
Capitalized interest(6)	—	(2)	(2)	(4)
Provision for loss on disposal of subsidiary(9)	(10)	—	—	—
Fixed asset investments(10)	(59)	(37)	(18)	(30)
Sky+ set-top boxes profit on sale(12)	—	—	(2)	(3)

Operating (loss) profit before cumulative effect of a change in accounting principle	(178)	(30)	370	610
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	2	—	—	—

Operating (loss) profit under US GAAP	(176)	(30)	370	610

Net income (loss):
(Loss) profit on ordinary activities after taxation under UK GAAP	(539)	(1,383)	190	315
Adjustments:
Goodwill — subsidiary(1)	(14)	(27)	117	193
Goodwill — joint venture(1)	30	358	—	—
Transition provision(3)	(174)	(19)	—	—
Employee stock-based compensation(4)	(15)	(14)	4	6
Derivative accounting(5)	(22)	14	17	28
Capitalized interest(6)	(1)	—	(1)	(1)
Deferred taxation on US GAAP adjustments(7)	59	—	(15)	(25)
Deferred taxation(7)	—	—	(21)	(35)
Provision for loss on disposal of subsidiary(9)	—	(10)	—	—
Amounts (written off) written back to fixed asset investments(10)	(20)	20	(3)	(5)
Share of joint venture’s loss on sale of investment(11)	69	—	—	—
Sky+ set-top boxes profit on sale(12)	—	—	(2)	(3)
Share of results of joint ventures(14)	—	14	—	—

Net (loss) profit before cumulative effect of a change in accounting principle	(627)	(1,047)	286	473
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133(5)	2	—	—	—

Net (loss) profit under US GAAP	(625)	(1,047)	286	473

Basic (loss) earnings per share under US GAAP (before cumulative effect of accounting change)(8)	(33.9p )	(55.5p )	14.9p	24.7c

Basic (loss) earnings per share under US GAAP (after cumulative effect of accounting change)(8)	(33.8p )	(55.5p )	14.9p	24.7c

Diluted (loss) earnings per share under US GAAP (before cumulative effect of accounting change)(8)	(33.9p )	(55.5p )	14.7p	24.3c

Diluted (loss) earnings per share under US GAAP (after cumulative effect of accounting change)(8)	(33.8p )	(55.5p )	14.7p	24.3c

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	As at June 30,		Convenience
			translation
	2002	2003	2003

	£m	£m	$m
Shareholders’ (deficit) funds:
Capital and reserves under UK GAAP	(301)	(106)	(175)
Adjustments:
Goodwill — subsidiary(1)	400	496	820
Goodwill — joint venture(1)	26	26	43
ESOP(2)	(42)	(35)	(58)
Employee stock-based compensation(4)	26	48	79
Derivative accounting(5)	(6)	11	18
Capitalized interest(6)	8	7	12
Deferred taxation(7)	10	(5)	(8)
Fixed asset investments(10)	(9)	8	13
Installation, set-top boxes and related equipment revenues(12)	—	(2)	(3)
Deferred consideration(13)	(253)	—	—

Shareholders’ (deficit) funds under US GAAP	(141)	448	741

Total assets:
Under UK GAAP	2,201	2,025	3,347
Adjustments:
Goodwill — subsidiary(1)	400	496	820
Goodwill — joint venture(1)	26	26	43
ESOP(2)	(42)	(35)	(58)
Derivative accounting(5)	74	71	117
Capitalized interest(6)	8	7	12
Deferred taxation(7)	10	(5)	(8)
Fixed asset investments(10)	(9)	8	13
Installation, set-top boxes and related equipment costs (12)	185	217	359

Under US GAAP	2,853	2,810	4,645

Total liabilities:
Under UK GAAP	(2,502)	(2,131)	(3,522)
Adjustments:
Employee stock-based compensation(4)	26	48	79
Derivative accounting(5)	(80)	(60)	(99)
Installation, set-top boxes and related equipment revenues(12)	(185)	(219)	(362)
Deferred consideration(13)	(253)	—	—

Under US GAAP	(2,994)	(2,362)	(3,904)

Notes

(1)  Goodwill

Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, FRS 10 required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11, are carried out to ensure that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

Under US GAAP, prior to July 1, 2002, goodwill arising on acquisitions was recognized in the balance sheet and amortized by charges against income over its useful life, which was not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As was required by APB Opinion No. 17 “Intangible Assets”, the Group limited its amortization period to the specified maximum life of 40 years. Goodwill was accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicated that current net book value may not be recoverable, the net book value was compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows were less than net book value, a provision for impairment was recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows.

Under US GAAP, following the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142), from July 1, 2002, the accounting for goodwill has changed. SFAS No. 142 bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortized on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortization of goodwill with a net carrying value of £1,084 million. Goodwill was then tested for impairment using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. SFAS No. 142 does provide that, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

The initial and annual impairment tests were completed during the current year. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired on the implementation date or when tested during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A reconciliation of the previously reported net (loss) profit to the amounts adjusted for the exclusion of amortization of goodwill is as follows:

	Year ended June 30,

	2001		2002		2003	2003

	£m		£m		£m	$m
Reported net (loss) profit under US GAAP	(625)		(1,047)		286	473
Add: goodwill amortization	129		214		—	—

Adjusted net (loss) profit	(496)		(833)		286	473
Basic (loss) earnings per share:
Reported net (loss) profit under US GAAP	(33.8p	)	(55.5p	)	14.9p	24.7c
Add: goodwill amortization	7.0p		11.3p		—	—

Adjusted (loss) earnings per share	(26.8p	)	(44.2p	)	14.9p	24.7c
Diluted (loss) earnings per share:
Reported net (loss) profit under US GAAP	(33.8p	)	(55.5p	)	14.7p	24.3c
Add: goodwill amortization	7.0p		11.3p		—	—

Adjusted diluted (loss) earnings per share	(26.8p	)	(44.2p	)	14.7p	24.3c

Under SFAS No. 142, equity method goodwill is no longer amortized. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognized. In the current year, no such loss has been recognized.

Under UK GAAP, provisions for impairment may be written back. Under US GAAP, the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

Subsidiaries

Sky Television Limited

The goodwill of £491.5 million arising on the acquisition of Sky Television Limited (“Sky”) on November 3, 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from July 1, 1993, for the SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109) treatment of acquisition adjustments) was being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Sky was eliminated against reserves.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP, based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the goodwill is being amortized on a straight-line basis over 7 years from the dates of acquisition. Under US GAAP, no amortization has been charged from July 1, 2002 following the adoption of SFAS No. 142.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

During the year the Group recognized, under both UK and US GAAP, a deferred tax asset of £24 million in respect of BiB tax losses carried forward. Under UK GAAP this has resulted in a reduction of £24 million in the current year tax charge. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognized at the acquisition date of £21 million have been applied to reduce goodwill related to the acquisition. The remaining £3 million reduced the current year tax charge.

Opta Index Limited

During fiscal 2003, we made a provision of £5 million under UK GAAP, included within amortization, against goodwill which arose on the acquisition of Opta. This provision was made as a result of the Group’s announcement in December 2002 that it would close Opta and the carrying value of this goodwill was reduced to nil. The goodwill was not provided against at this time under US GAAP due to the fact that the business had not ceased operations at December 31, 2002 nor was it considered to be an “available for sale” asset.

At June 30, 2003, under US GAAP, we determined that the assets of Opta that were held for sale met the requirements of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, to be classified as held for sale. We then measured these assets at the lower of the carrying amount and fair value less costs to sell, which was determined to be close to nil based on expected sales price. As Opta was not classified as a separate reporting unit, we determined that Opta’s recorded assets (primarily goodwill) constituted a business under EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, and therefore, under SFAS No. 142, the £5 million of goodwill is required to be included in the carrying amount of the Opta assets that were held for sale when measuring the gain or loss on sale. As a result, we recorded a loss of £5 million, consistent with the UK GAAP provision. An agreement to sell Opta assets that were held for sale has been reached in September 2003.

Joint ventures

Granada Sky Broadcasting

Goodwill of £32 million arising on the acquisition of an additional 9.5% in Granada Sky Broadcasting in March 1998 was being amortized over a 20 year period from July 1, 1998. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Granada Sky Broadcasting was eliminated against reserves.

KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at December 31, 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, resulting in a carrying value of the investment of nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP, no such release was made as no further losses were recognized after December 31, 2001. At June 30, 2003 and June 30, 2002, the carrying value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under UK and US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture was treated as a sterling-denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the year end. Under US GAAP, this goodwill was treated as a Deutschmark denominated balance. Following the impairment review as at December 31, 2001, the goodwill balance has not been retranslated.

(2)  Employee Share Ownership Plan (“ESOP”)

As at June 30, 2003, the ESOP held 5.5 million (fiscal 2002: 6.6 million) Ordinary Shares in the Company, at an average value of £6.34 per share (fiscal 2002: £6.39 per share). Under US GAAP these are classified within shareholders’ funds, whereas they are classified within investments under UK GAAP.

(3)  Transition provision

Under UK GAAP, a provision of £58 million was recognized during fiscal 2000, in addition to a provision of £450 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. The provision was fully utilized by June 30, 2002.

Under UK GAAP, a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 “Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)” (EITF 94-3) of US GAAP, a provision should only be recognized when the company has a legal commitment, which we did not in this case. As a result, these expenses were recorded as incurred under US GAAP. Although EITF 94-3 has been superseded by SFAS No. 146 “Accounting for Costs Associated with Exit and Disposal Activities”, this standard only applies prospectively to provisions made after December 31, 2002, and therefore had not been adopted by the Group at the time of the provision.

(4)  Employee stock-based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price on the date of grant and the exercise price. Where shares have been purchased through the Company’s ESOP trust to satisfy the exercise of employee stock options, the profit and loss account charge in respect of these options is equal to the difference between the cost of the ESOP shares and the exercise price. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25), compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. There is an additional US GAAP credit for the year amounting to £2 million (fiscal 2002: charge of £15 million; fiscal 2001: charge of £15 million), as the stock compensation expense was less than that recorded under UK GAAP.

Contingent payments to the selling shareholders of WAPTV Limited, in the form of the Company’s shares, are linked to their continuing employment within the Group. Under UK GAAP, these amounts were included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock-based compensation and, as such, were recorded within shareholders’ funds and are being amortized over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for fiscal 2003 amounts to £1 million (fiscal 2002: charge of £2 million; fiscal 2001: nil).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date). The additional US GAAP credit arising for fiscal 2003 amounts to £3 million (fiscal 2002: credit of £3 million; fiscal 2001: nil), as the National Insurance paid was less than that accrued under UK GAAP.

The cumulative balance sheet effect in respect of all employee stock-based compensation at June 30, 2003, amounts to a decrease in UK GAAP accruals of £48 million (fiscal 2002: decrease of £26 million). The cumulative effect on shareholders’ funds is greater than the cumulative effect of the differences described above as the accrual made for stock-based compensation is recorded in liabilities under UK GAAP and in shareholders’ funds under US GAAP.

(5)	Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) as of July 1, 2000, and is marking all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to utilize hedge accounting under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates. The net gain of £2 million on the date of adopting SFAS No. 133 as at July 1, 2000, was recorded as a cumulative change in accounting principle in the profit and loss account.

(6)	Capitalized interest

Under UK GAAP, the capitalization of interest is not required, and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

charges on funds invested in the construction of major capital assets are required to be capitalized and depreciated over the average life of the assets concerned.

Cumulative capitalized interest on assets under construction as at June 30, 2003 amounted to £7 million (fiscal 2002: £8 million). During fiscal 2003, interest of £1 million (fiscal 2002: £2 million; fiscal 2001: nil) was capitalized in respect of assets under construction, and depreciation of £2 million (fiscal 2002: £2 million; fiscal 2001: £1 million) was charged in respect of capitalized interest on assets in use.

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

Under US GAAP, deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized.

FRS 19 “Deferred tax” (FRS 19), the current UK accounting standard on deferred taxes, was first implemented in fiscal 2001. Subsequent to that date, while differences between FRS 19 and SFAS No. 109 exist, such differences have not had a material effect on the Group from a measurement perspective and hence, since June 30, 2001, the UK and US GAAP accounting for deferred tax has been aligned more closely. As a result, since fiscal 2001, the net deferred tax asset recognized under UK and US GAAP has primarily differed only in respect of deferred tax on other UK to US GAAP adjustments. There has been an exception to this in the current year as described in note (ii) to the table below.

Under UK GAAP, as at June 30, 2003, there is a deferred tax asset of £190 million (2002: £39 million), which arose principally as a result of carried forward trading losses. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £40 million (2002: £85 million). Under US GAAP, the ACT debtor is treated as a deferred tax asset.

Under US GAAP, at June 30, 2003, there is a gross deferred tax asset of £790 million (2002: £833 million); offset by a valuation allowance of £565 million (2002: £699 million). In determining the appropriate level of valuation provision we considered guidance set out in SFAS No. 109, including the use of prudent and feasible tax planning strategies, and other relevant literature. The net deferred tax asset is comprised as follows:

	Deferred tax asset			Deferred tax asset
	June 30, 2002			June 30, 2003

	Gross	Valuation	Net	Gross	Valuation	Net
	asset	provision	asset	asset	provision	asset

	£m	£m	£m	£m	£m	£m
ACT(i)	85	—	85	40	—	40
Future tax depreciation	31	(5)	26	41	(13)	28
Operating losses carried forward(ii)	225	(202)	23	222	(76)	146
Fixed asset investments(iii)	478	(478)	—	471	(471)	—
Other temporary differences	14	(14)	—	16	(5)	11

	833	(699)	134	790	(565)	225

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(i)	During fiscal 2003, £45 million of ACT brought forward was utilized to reduce the Group’s cash tax liability.

(ii)	At June 30, 2003, a valuation allowance was provided for a deferred tax asset of £12 million arising from losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. A valuation allowance has also been provided for deferred tax assets of £64 million in respect of trading losses in the Group’s German holding companies of KirchPayTV. Included within the movement of the valuation provision in 2003 is a provision of £24 million against a deferred tax asset that resulted from the acquisition of BiB. As described in “Goodwill” above, £21 million of the total amount of £24 million has been applied to reduce goodwill on acquisition under US GAAP. Under UK GAAP, this has resulted in a reduction of £24 million in the current year tax charge.

(iii)	At June 30, 2003, a valuation allowance was provided for a deferred tax asset of £450 million in respect of potential capital losses related to the Group’s holding of KirchPayTV. A valuation allowance has also been provided for deferred tax assets of £21 million in respect of potential capital losses related to the mark-to-market adjustments of the Group’s holdings in certain fixed asset investments.

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2001	2002	2003

	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Permanent differences:
— Goodwill — subsidiary	(2.6)	(4.6)	0.6
— Goodwill — joint ventures	(3.2)	(2.6)	—
— Other	(1.6)	(1.0)	—
Fixed asset investments	—	(20.1)	2.1
Joint venture losses	(15.9)	(2.8)	1.2
Charges relating to prior periods	(0.1)	—	1.9
Valuation provision	(1.3)	(10.2)	(46.7)
Other	—	—	0.5

US GAAP income tax charge (benefit)	5.3	(11.3)	(10.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(8)  Per share data

The equivalent earnings (loss) per ADS outstanding is as follows:

	Year ended June 30,					Convenience
translation
	2001		2002		2003	2003

	£		£		£	$
Basic (loss) earnings per ADS under US GAAP (before cumulative effect of accounting change)*	(135.8p	)	(221.9p	)	59.7p	98.6c
Basic (loss) earnings per ADS under US GAAP (after cumulative effect of accounting change)*	(135.4p	)	(221.9p	)	59.7p	98.6c
Diluted (loss) earnings per ADS under US GAAP (before cumulative effect of accounting change)*	(135.8p	)	(221.9p	)	58.9p	97.4c
Diluted (loss) earnings per ADS under US GAAP (after cumulative effect of accounting change)*	(135.4p	)	(221.9p	)	58.9p	97.4c

*	Accounting change referred to is cumulative effect on prior years (to June 30, 2000) of implementation of SFAS No. 133.

In prior period reporting, the (loss) earnings per ADS have been calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On December 23, 2002 the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior period (loss) earnings per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. (Loss) earnings per ADS is not exactly four times (loss) earnings per share due to rounding differences.

(9)  Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001 the £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP, this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10) Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values net of tax being recorded in other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognized impairment loss is prohibited. Any premium to market value of investments acquired is charged to the profit and loss account.

Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating profit is recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The US GAAP reconciling adjustments to fixed asset investments, within operating profit, are summarized as follows:

	Year ended June 30,			Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m
Write-down of football club investments(i)	(19)	(41)	(21)	(35)
Write-down of other investments(ii)	(39)	—	(3)	(5)
Other	(1)	4	6	10

	(59)	(37)	(18)	(30)

(i)	In fiscal 2001, under US GAAP, a provision of £19 million was taken against football club investments (no such write-down was taken under UK GAAP). In fiscal 2002, a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. Under US GAAP, this was reduced by the £19 million provision taken in fiscal 2001, and was reclassified within operating profit. As at December 31, 2002, a further £21 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. This provision was made due to the continued decline over the previous months in the market value of the investments, leading us to believe that an other than temporary diminution in value had occurred. Subsequently, in fiscal 2003, under UK GAAP, this provision was reduced by £3 million, following the agreement to sell our minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognized impairment is not permitted, and the full £21 million provision has been recorded as a loss within operating profit.

(ii)	In fiscal 2001, under UK GAAP, a £39 million provision was taken against new media investments as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating profit. In fiscal 2003, under UK GAAP, a £3 million provision was taken against the investment in Open TV shares, as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating profit.

The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

	Year ended June 30,			Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m
Movements on provisions against football club investments	(19)	19	(3)	(5)
Other	(1)	1	—	—

	(20)	20	(3)	(5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds, are summarized as follows:

	Year ended
	June 30,		Convenience
			translation
	2002	2003	2003

	£m	£m	$m
Mark-to-market of football club investments	(7)	11	18
Mark-to-market of new media investments	(2)	—	—
Write-back of football club investments	—	(3)	(5)

	(9)	8	13

(11) Share of joint venture’s loss on sale of investment

Under UK GAAP, the Group’s share in KirchPayTV’s loss on the sale of its holding of shares in the Company was recognized in the profit and loss account in fiscal 2001. Under US GAAP, the Group’s share of KirchPayTV’s loss on the sale of its holding of such shares was treated as a capital transaction and taken through equity in fiscal 2001.

(12) Installation, set-top boxes and related equipment revenues and costs

Under UK GAAP, installation, set-top boxes (including Sky+ set-top boxes) and related equipment revenues and costs are recognized once the installation is complete. Under US GAAP, these revenues are recognized over the period that a customer is expected to subscribe to the related service. For set-top boxes and related equipment, the churn rate varies according to the product purchased. Under US GAAP, where installation or set-top boxes and related equipment costs for a particular product exceed revenues, the excess costs are charged in the profit and loss account immediately upon installation. All other costs directly attributable to the income deferred are recognized over the same period as the revenues under US GAAP.

In the year ended June 30, 2003, under UK GAAP, installation, set-top boxes and related equipment revenues of £61 million (2002: £44 million; 2001: £80 million) were recognized. Under US GAAP, deferred revenue recorded on the balance sheet in respect of installations, set-top boxes and related equipment revenues amounted to £219 million (2002: £185 million). Under US GAAP, installation, set-top boxes and related equipment costs, which are expensed immediately under UK GAAP, have been deferred to match the period over which revenues are recognized; therefore at June 30, 2003, deferred costs held on the balance sheet in respect of installations, set-top boxes and related equipment amounted to £217 million (2002: £185 million). Installation, set-top boxes and related equipment revenues that have been recognized during the year amount to £27 million (2002: £22 million; 2001: £15 million). Related costs of £27 million (2002: £22 million; 2001: £15 million) for installation, set-top boxes and related equipment were recognized during the year.

The net impact on both operating profit and net income of these US GAAP adjustments is a reduction of £2 million in fiscal 2003 (2002: nil; 2001: nil). This was a result of the profit on sale of Sky+ set-top boxes in the current year.

(13) Deferred consideration

In fiscal 2001, deferred consideration of £253 million, relating to the Group’s acquisition of BiB, was to be issued as shares or loan notes, as was to be determined on the settlement date. The Board determined that there was no genuine commercial possibility that loan notes would be issued and therefore, under UK GAAP, this deferred consideration was included in shareholders’ funds within shares to be issued. Under US GAAP, it was classified within liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The deferred consideration was settled on November 11, 2002 by the issue of shares.

(14) Share of results of joint ventures

Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and we ceased to account for KirchPayTV’s losses using the gross equity method from that date. No future profits or losses will be equity accounted for unless the nature of the relationship changes in the future.

As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit-making position in the foreseeable future. Furthermore, if the investor ceases to exercise significant influence, the investment is no longer accounted for using the equity method.

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item. This investment is no longer accounted for as a joint venture using the equity method as we no longer exercise significant influence.

Due to the fact that KirchPayTV was unable to provide information on a timely basis, their results were included in the Group’s results on a three month time lag basis. On that basis, the final summarized financial information for KirchPayTV provided to the Group was at September 30, 2001, and is as follows:

Group’s share of
KirchPayTV
(as adjusted)
Six months to
September 30, 2001

£m
Turnover	57.0

Operating loss	(57.1)
Net interest payable	(3.0)

Loss before taxation	(60.1)

Fixed assets	134.3

Current assets	45.2

Liabilities due within one year	(104.8)

Liabilities due after more than one year	(131.9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(15) Consolidated Statements of Financial Performance

          Turnover

Under UK GAAP, amounts receivable from the disposal of programming rights not acquired for use by the Group of £12 million (2002: £15 million; 2001: £55 million) and amounts receivable in respect of provision to third party broadcasters of spare transponder capacity of £26 million (2002: £24 million; 2001: £54 million) are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”. Costs of £108 million (2002: £88 million; 2001: £75 million) from all other betting are shown within “operating expenses, net”. Under US GAAP, all betting costs are offset against betting revenues within “turnover”.

          Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

          Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognized below operating profit under FRS 3 “Reporting Financial Performance”. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria are met, or within operating profit. Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “interest payable and similar charges” or “interest receivable and similar income”, “exceptional Items” and “taxation charge” respectively. Under US GAAP, all of these amounts are included within “equity in earnings (losses) of affiliates”.

(16) Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid program rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP, fixed asset investments are classified under the heading “investments” within fixed assets. Under US GAAP, fixed asset investments are classified within “other non-current assets”, when the investments are not expected to be sold within one year, and within “other current assets” when the investments are expected to be sold within one year.

Under UK GAAP, investments in joint ventures are classified under the heading “investments” within fixed assets. Under US GAAP, investments in joint ventures are classified as “investments in equity affiliates”.

Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provides relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeds their nominal value is recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief is available when three conditions have been satisfied:

1.	When a company secures at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provides for the allotment of equity shares by the acquirer.

3.	Consideration for the shares is either the issue or transfer of shares to the acquirer of equity shares in the acquired company; or the cancellation of those equity shares in the acquired company which the acquirer does not already hold.

The merger reserve was created as a result of the acquisition by the Group of interests in two entities:

      1. SIG

The acquisition of 100% of SIG on July 12, 2000, where consideration was paid by the issue of equity shares in BSkyB.

      2. BiB

Consideration was paid in BSkyB shares on June 28, 2001 and on November 11, 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously held 80.1% of BiB).

Under UK GAAP, the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortization of the associated goodwill. Accordingly, the £79.2 million that was transferred from the merger reserve to the profit and loss reserve in fiscal 2003 (fiscal 2002: £74.1 million) equals the aggregate amortization charge in that period relating to SIG goodwill and the goodwill recognized on the acquisition of the remaining 19.9% stake in BiB.

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

(17) Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) — Cash Flow Statements, presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP only three categories of cash flow activity are reported, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Year Ended June 30,			Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m
Operating Activities
Cash flow from operating activities under UK GAAP	39	250	664	1,098
Dividends received from joint ventures	—	—	4	7
Interest received and similar income	5	9	3	5
Interest paid and similar charges on external finance	(119)	(141)	(127)	(210)
Interest element of finance lease payments	(2)	(1)	(1)	(2)
Corporation tax (paid) received	(16)	23	(18)	(30)

Net cash (used in) provided by operating activities under US GAAP	(93)	140	525	868

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(158)	(127)	(97)	(160)
Acquisitions, net of new cash acquired	(16)	—	—	—
Funding to joint ventures	(137)	(12)	(15)	(25)
Repayments of funding from joint ventures	—	5	5	8

Net cash used in investing activities under US GAAP	(311)	(134)	(107)	(177)

Financing activities
Cash inflow (outflow) from financing under UK GAAP	347	(180)	(422)	(698)

Net cash provided by (used in) financing activities under US GAAP	347	(180)	(422)	(698)

Net decrease in cash and cash equivalents under US GAAP	(57)	(174)	(4)	(7)

Cash and cash equivalents under US GAAP at the beginning of the period	281	224	50	83
Cash and cash equivalents under US GAAP at the end of the period	224	50	46	76

(ii)	Additional US GAAP Disclosures

(a)	Stock-based compensation

      The Company accounts for stock-based compensation under the expense recognition provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and provides disclosures of pro-forma stock compensation expense in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS No. 123). Included in the profit and loss account for all the share option schemes under APB No. 25 was a charge of £13 million, net of tax (2002: £32 million; 2001: £30 million). The net difference between the UK GAAP charge and the APB No. 25 charge in the current year was a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

US GAAP credit of £4 million, net of tax (2002: charge of £17 million; 2001: charge of £15 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with SFAS No. 123, the Group’s net income (loss) and earnings per share for 2001, 2002 and 2003 would have been reduced to the pro-forma amounts shown below:

	Year ended June 30,						Convenience
							translation
	2001		2002		2003		2003

	£m		£m		£m		$m
Net (loss) income under US GAAP:
As reported	(625)		(1,047)		286		473
Add: APB No. 25 stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	30		32		13		21
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43)		(40)		(68)		(112)

Pro-Forma	(638)		(1,055)		231		382

Net (loss) earnings per share under US GAAP:
Basic — as reported(i)	(33.8	)p	(55.5	)p	14.9	p	24.7	c
Basic — pro-forma(i)	(34.6	)p	(55.9	)p	12.1	p	19.9	c
Diluted — as reported(i)	(33.8	)p	(55.5	)p	14.7	p	24.3	c
Diluted — pro-forma(i)	(34.6	)p	(55.9	)p	11.9	p	19.7	c

(i)	All net earnings (loss) per share are disclosed after cumulative effect on prior years (to June 30, 2000) of implementation of SFAS No. 133.

      The movement in stock-based awards outstanding during the three years ended June 30, 2003 is summarized in the following table:

	Number of shares	Weighted average
	under option	exercise price

Outstanding at June 30, 2000	19,924,492	£5.65
Granted during fiscal 2001	17,232,761	£9.85
Lapsed during fiscal 2001	(513,319)	£10.48
Cancelled during fiscal 2001	(293,629)	£13.54
Exercised during fiscal 2001	(2,808,136)	£5.28

Outstanding at June 30, 2001	33,542,169	£7.69
Granted during fiscal 2002	16,280,669	£7.83
Lapsed during fiscal 2002	(1,639,388)	£8.61
Cancelled during fiscal 2002	(66,170)	£8.78
Exercised during fiscal 2002	(5,104,577)	£5.64

Outstanding at June 30, 2002	43,012,703	£7.95
Granted during fiscal 2003	15,401,535	£5.31
Lapsed during fiscal 2003	(2,575,366)	£7.23
Exercised during fiscal 2003	(2,235,488)	£7.08

Outstanding at June 30, 2003	53,603,384	£7.26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The awards outstanding can be summarized as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	June 30, 2002	June 30, 2003

Executive Share Option Scheme options	32,522,881	41,052,567
Sharesave Scheme options	3,113,822	3,749,134
LTIP awards	6,043,875	7,269,683
KCP awards	1,332,125	1,135,000
EBP awards	—	397,000

	43,012,703	53,603,384

      Included within the total awards outstanding as at June 30, 2003, are 40,518,101 options (2002: 31,851,759) granted under the Executive Schemes, 7,269,683 options (2002: 6,043,875) granted under the LTIP and 1,135,000 options (2002: 1,165,000) granted under the KCP, which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, if applicable, provided that the employee remains in employment with the Group. As at June 30, 2003 and 2002, all the Sharesave Scheme options outstanding have no performance criteria attached. Included within the total outstanding Executive Schemes options, there are 3,907,213 options (2002: 4,357,856) to which no performance criteria are attached. In addition to the awards granted under the Executive Schemes that may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, there are also 534,466 options (2002: 671,122) that vest only if performance criteria are met. Furthermore, all awards granted under the EBP vest only if performance criteria are met.

      Included within the KCP shares at June 30, 2002 were 167,125 shares awarded under the 2000 KCP award. Under UK GAAP these are not disclosed within share options, as they were an award of shares with no option attached. Under US GAAP, due to their vesting being dependent upon meeting performance criteria, they were subject to variable plan accounting in accordance with APB No. 25. These awards were exercised in the current year.

      The weighted average fair value of options granted in the current year was estimated at approximately £3.16 (2002: £4.77; 2001: £5.13) as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 43% (2002: 44%; 2001: 38%); risk free interest rate of 4.39% (2002: 4.31%; 2001: 5.51%); and expected term of 8.9 years (2002: 9.4 years; 2001: 7.5 years).

      Additionally, the weighted average exercise price and fair value for options granted in the current year with an exercise price below the market price at grant were estimated at £4.75 and £2.90 (2002: £6.11 and £3.49; 2001: £8.24 and £5.25) respectively. For options granted in the current year with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £5.40 and £3.20 (2002: £8.00 and £4.90; 2001: £9.97 and £5.13) respectively.

      The exercise prices for options outstanding at June 30, 2003 ranged from £0.98 to £13.97 (2002: £0.50 to £16.27; 2001: £0.50 to £16.27).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The following table summarizes information about the stock options outstanding at June 30, 2003:

	Options outstanding
				Options currently exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise prices	Number	contractual life	exercise price	Number	exercise price

£0.00-£1.00	1,124	6.3 years	£0.98	1,124	£0.98
£2.00-£3.00	172,795	1.4 years	£2.56	172,795	£2.56
£3.00-£4.00	326,308	2.0 years	£3.75	45,205	£3.59
£4.00-£5.00	2,452,582	3.4 years	£4.72	173,376	£4.43
£5.00-£6.00	16,882,167	7.3 years	£5.30	4,505,951	£5.16
£6.00-£7.00	6,056,567	4.1 years	£6.36	4,771,066	£6.40
£7.00-£8.00	10,635,303	8.4 years	£7.88	10,620,303	£7.88
£8.00-£9.00	3,766,582	5.4 years	£8.32	1,727,268	£8.35
£9.00-£10.00	10,248,102	7.2 years	£9.86	5,984,648	£9.88
£10.00-£11.00	2,550,001	4.1 years	£10.06	2,550,001	£10.06
£11.00-£12.00	302,528	7.1 years	£11.40	34,993	£11.43
£12.00-£13.00	167,808	7.0 years	£12.75	121,731	£12.90
£13.00-£14.00	41,517	6.8 years	£13.97	41,517	£13.97

	53,603,384	6.6 years	£7.26	30,749,978	£7.82

(b)  Statement of comprehensive (loss) income

				Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m
Net (loss) income in accordance with US GAAP	(625)	(1,047)	286	473
Other comprehensive income, net of tax:
Unrealized (loss) gain on certain fixed asset investments	(56)	24	20	33
Foreign exchange (losses) gains recorded in cumulative translation reserve	(28)	11	—	—
Profit on deemed disposals	14	—	—	—

Net comprehensive (loss) income in accordance with US GAAP	(695)	(1,012)	306	506

      In fiscal 2003, there was no tax impact on net comprehensive income (loss) of the above reconciling items (fiscal 2002 and 2001: nil).

      At June 30, 2003, the cumulative effect on US GAAP shareholders’ funds was a net gain of £11 million for fixed asset investments (2002: net loss of £9 million), a net loss of £10 million for foreign exchange differences (2002: net loss of £10 million) and a net profit of £14 million for deemed disposals (2002: net profit of £14 million).

(c)  Guarantees

      The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries to meet their liabilities. The liabilities of these subsidiaries are already included in BSkyB’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the latest UK statutory accounts of the subsidiary entity. A payment under these undertakings would only be required in the event of a subsidiary being unable to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

      As at June 30, 2003, two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £200 million and £600 million revolving credit facilities and the $650 million, $600 million, $300 million and £100 million Guaranteed Notes. The term of these guarantees corresponds with the term of the relevant obligations.

      The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities. Several of these undertakings contain financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company and various of its subsidiaries have also agreed to provide additional funding to several of the Company’s investments in both limited and unlimited companies and partnerships. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and various of its subsidiaries to its investments in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements is £15 million.

(d)  Adoption of new standards

                SFAS No. 142, “Goodwill and Other intangible Assets”

      For a description of the implications of implementing SFAS No. 142 in the current year see Note 28 — “Goodwill”.

SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”

      In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123 (“SFAS No. 148”). This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 shall be effective for financial statements for fiscal years ending after December 15, 2002, and in some cases for interim periods beginning after December 15, 2002. The Group has adopted the disclosure provisions of SFAS No. 148 in the current year and is in the process of evaluating the recognition provisions.

SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”

      In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 clarifies the circumstances in which a contract with an initial net investment meets the definition of a derivative, clarifies when a derivative contains a financing component that warrants special cash flow reporting, and amends the definition of an underlying within a derivative.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.

      The Group does not believe that the adoption of SFAS No. 149 will have a material impact on the Group results of operations or its financial position.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

      In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 clarifies the accounting for certain financial instruments that issuers previously accounted for as equity, requiring such instruments to be classified as liabilities in certain situations. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for interim periods beginning after June 15, 2003.

      The Group has adopted SFAS No. 150 in the current year without a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

      The provisions related to recognizing a liability at inception for the fair value of the guarantor’s obligation do not apply in several circumstances. One of the exceptions is in the case of a parent’s guarantee of a subsidiary’s debt to a third party, and a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, as is the case for the Group. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

      The Group has adopted FIN No. 45 in the current year without a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”). This clarification of Accounting Research Bulletin No. 51, Consolidated Financial Statements, applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

risk among the parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary.

      FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, with early adoption encouraged. FIN No. 46 requires an entity to disclose certain information regarding a variable interest entity, if, when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable interest entity was created. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

      The Group has adopted the disclosure provisions of FIN No. 46 in the current year, has not created any new variable interest entities after January 31, 2003, and does not believe that the adoption of FIN No. 46 will have a material impact on the Group results of operations or its financial position.

EITF 00-21, “Revenue Arrangements with Multiple Deliverables”

      In November 2002, the Emerging Issues Task Force reached a consensus on EITF 00-21, Revenue Arrangement with Multiple Deliverables. The consensus addresses how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units, based on their relative fair values. This consensus guidance is effective for revenue agreements entered into in fiscal periods beginning after June 15, 2003.

      The Group is in the process of evaluating the requirements of this pronouncement.

29. Financing arrangements

      At June 30, 2003, the Group’s balance sheet showed net liabilities of £105.7 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due, for a minimum period of 12 months from the date of signing these financial statements. Accordingly the financial statements are prepared on a going concern basis.

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

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2002(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Fixed assets
Intangible assets	—	—	657	—	657
Tangible assets	2	323	18	—	343
Investments
— Joint ventures	—	—	22	—	22
— Own shares	—	42	—	—	42
— Investment in football clubs and new media	61	1	3	—	65
— Investments in subsidiary undertakings under the equity method	1,392	104	580	(2,076)	—

	1,455	470	1,280	(2,076)	1,129

Current assets
Stocks	—	365	49	—	414
Debtors: Amounts due after one year
— Third party debtors	60	85	62	—	207
Debtors: Amounts due within one year
— Intragroup debtors	952	603	601	(2,156)	—
— Third party debtors	4	335	62	—	401
Cash at bank and in hand	—	42	8	—	50

	1,016	1,430	782	(2,156)	1,072

Creditors
Amounts falling due within one year
— Intragroup creditors	(418)	(1,153)	(577)	2,148	—
— Third party creditors	(49)	(782)	(74)	—	(905)

	(467)	(1,935)	(651)	2,148	(905)

Net current assets (liabilities)	549	(505)	131	(8)	167

Total assets less current liabilities	2,004	(35)	1,411	(2,084)	1,296

Creditors
Amounts falling due after one year
— Intragroup borrowings	(736)	—	(211)	947	—
— Third party borrowings	(1,569)	(8)	—	—	(1,577)
— Other	—	(15)	(1)	—	(16)

	(2,305)	(23)	(212)	947	(1,593)
Provisions	—	—	(4)	—	(4)

	(301)	(58)	1,195	(1,137)	(301)

Capital and reserves — equity
Called-up share capital	947	10	877	(887)	947
Share premium account	2,410	242	2,242	(2,484)	2,410
Shares to be issued	256	—	—	—	256
Profit and loss account	(4,180)	(310)	(3,491)	3,801	(4,180)
Application of push down accounting	—	—	657	(657)	—
Other reserves	266	—	910	(910)	266

TOTAL CAPITAL AND RESERVES	(301)	(58)	1,195	(1,137)	(301)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(301)	(58)	1,195	(1,137)	(301)
Adjustments:
Goodwill	426	—	426	(426)	426
ESOP	(42)	(42)	—	42	(42)
Employee stock-based provision	26	26	—	(26)	26
Derivative accounting	(6)	(25)	—	25	(6)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	10	10	—	(10)	10
Fixed asset investments	(9)	—	(3)	3	(9)
Deferred consideration	(253)	—	—	—	(253)

Shareholders’ (deficit) funds under US GAAP	(141)	(81)	1,618	(1,537)	(141)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at June 30, 2003(2)

(£ millions)

	(3)
	British Sky	(1)(3)	Non-	Reclassifications	BSkyB
	Broadcasting	Guarantor	Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Fixed assets
Intangible assets	—	—	536	—	536
Tangible assets	2	323	19	2	346
Investments
— Joint ventures	—	—	30	—	30
— Own shares	—	35	—	—	35
— Investment in football clubs and new media	43	1	—	—	44
— Investments in subsidiary undertakings under the equity method	1,525	222	734	(2,481)	—

	1,570	581	1,319	(2,479)	991

Current assets
Stocks	—	330	41	—	371
Debtors: Amounts due after one year
— Third party debtors	112	51	60	—	223
Debtors: Amounts due within one year
— Intragroup debtors	506	853	680	(2,039)	—
— Third party debtors	38	304	52	—	394
Cash at bank and in hand	—	40	6	—	46

	656	1,578	839	(2,039)	1,034

Creditors
Amounts falling due within one year
— Intragroup creditors	(416)	(861)	(1,026)	2,303	—
— Third party creditors	(36)	(856)	(63)	—	(955)

	(452)	(1,717)	(1,089)	2,303	(955)

Net current assets (liabilities)	204	(139)	(250)	264	79

Total assets less current liabilities	1,774	442	1,069	(2,215)	1,070

Creditors
Amounts falling due after one year
— Intragroup borrowings	(736)	(214)	(45)	995	—
— Third party borrowings	(1,144)	(8)	—	—	(1,152)
— Other	—	(21)	—	—	(21)

	(1,880)	(243)	(45)	995	(1,173)
Provisions	—	—	(3)	—	(3)

	(106)	199	1,021	(1,220)	(106)

Capital and reserves — equity
Called-up share capital	969	10	576	(586)	969
Share premium account	2,535	242	2,250	(2,492)	2,535
Shares to be issued	3	—	—	—	3
Profit and loss account	(3,912)	(53)	(3,251)	3,304	(3,912)
Application of push down accounting	—	—	536	(536)	—
Other reserves	299	—	910	(910)	299

TOTAL CAPITAL AND RESERVES	(106)	199	1,021	(1,220)	(106)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(106)	199	1,021	(1,220)	(106)
Adjustments:
Goodwill	522	—	522	(522)	522
ESOP	(35)	(35)	—	35	(35)
Employee stock-based provision	48	48	—	(48)	48
Derivative accounting	11	(29)	—	29	11
Capitalized interest	7	7	—	(7)	7
Deferred taxation	(5)	7	—	(7)	(5)
Fixed asset investments	8	—	—	—	8
Installation, set-top boxes and related equipment revenues	(2)	—	(2)	2	(2)

Shareholders’ funds under US GAAP	448	197	1,541	(1,738)	448

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2001(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Turnover	—	2,314	535	(543)	2,306
Operating expenses, net	—	(2,136)	(626)	549	(2,213)

Operating profit (loss)	—	178	(91)	6	93
Share of results of joint ventures	—	(131)	(323)	198	(256)
Share of losses of subsidiary undertakings	(163)	(39)	—	202	—
Joint ventures’ goodwill amortization	—	—	(101)	—	(101)
Provision against investments	—	—	(10)	—	(10)
Loss on sale of fixed asset investment	—	—	(70)	—	(70)

(Loss) profit on ordinary activities before interest and taxation	(163)	8	(595)	406	(344)
Interest receivable and similar income	82	16	120	(197)	21
Interest payable and similar charges
— on external financing	(124)	(1)	(28)	—	(153)
— intragroup interest	(60)	(90)	(47)	197	—
Amounts written off investments	(286)	—	(1,126)	1,373	(39)

Loss on ordinary activities before taxation	(551)	(67)	(1,676)	1,779	(515)
Taxation	12	(34)	(2)	—	(24)

Loss for the year	(539)	(101)	(1,678)	1,779	(539)

Reconciliation to US GAAP:
Net loss under UK GAAP	(539)	(101)	(1,678)	1,779	(539)
Adjustments:
Goodwill	16	—	16	(16)	16
Transition provision	(174)	(174)	—	174	(174)
Employee stock-based compensation	(15)	(15)	—	15	(15)
Derivative accounting	(22)	(9)	—	9	(22)
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	59	55	—	(55)	59
Amounts written off fixed asset investments	(20)	—	(1)	1	(20)
Share of joint venture’s loss on sale of investment	69	—	69	(69)	69

Net loss before cumulative effect of a change in accounting principle	(627)	(245)	(1,594)	1,839	(627)
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	2	—	—	—	2

Net loss under US GAAP	(625)	(245)	(1,594)	1,839	(625)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2002(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Turnover	—	2,745	616	(585)	2,776
Operating expenses, net	—	(2,538)	(780)	597	(2,721)

Operating profit (loss)	—	207	(164)	12	55
Share of results of joint ventures	—	—	(76)	—	(76)
Share of (losses) profits of subsidiary undertakings	(43)	69	—	(26)	—
Joint ventures’ goodwill amortization	—	—	(1,070)	—	(1,070)
Release of provision against investments	—	—	10	—	10
Profit on sale of fixed asset investment	—	—	2	—	2

(Loss) profit on ordinary activities before interest and taxation	(43)	276	(1,298)	(14)	(1,079)
Interest receivable and similar income	97	19	41	(146)	11
Interest payable and similar charges
— on external financing	(142)	(1)	(5)	—	(148)
— intragroup interest	(26)	(110)	(10)	146	—
Amounts written off investments	(1,206)	—	—	1,146	(60)

(Loss) profit on ordinary activities before taxation	(1,320)	184	(1,272)	1,132	(1,276)
Taxation	(63)	(30)	(14)	—	(107)

(Loss) profit for the year	(1,383)	154	(1,286)	1,132	(1,383)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(1,383)	154	(1,286)	1,132	(1,383)
Adjustments:
Goodwill	331	—	331	(331)	331
Transition provision	(19)	(19)	—	19	(19)
Employee stock-based compensation	(14)	(14)	—	14	(14)
Derivative accounting	14	(16)	—	16	14
Provision for loss on disposal of subsidiary	(10)	—	(10)	10	(10)
Amounts written back to fixed asset investments	20	—	1	(1)	20
Share of results of joint ventures	14	—	14	(14)	14

Net (loss) profit under US GAAP	(1,047)	105	(950)	845	(1,047)

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2003(2)

(£ millions)

	(3)
	British Sky	(1)(3)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Turnover	—	3,179	580	(573)	3,186
Operating expenses, net	(5)	(2,804)	(698)	575	(2,932)

Operating (loss) profit	(5)	375	(118)	2	254
Share of results of joint ventures	—	—	3	—	3
Share of profits (losses) of subsidiary undertakings	135	(21)	—	(114)	—
Amounts written off fixed asset investments, net	(18)	(91)	—	94	(15)

Profit (loss) on ordinary activities before interest and taxation	112	263	(115)	(18)	242
Interest receivable and similar income	73	130	7	(206)	4
Interest payable and similar charges
— on external financing	(117)	(1)	—	—	(118)
— intragroup interest	—	(75)	(11)	86	—

Profit (loss) on ordinary activities before taxation	68	317	(119)	(138)	128
Taxation	122	(58)	(2)	—	62

Profit (loss) for the year	190	259	(121)	(138)	190
Dividends	—	—	(116)	116	—

Transfer to (from) reserves	190	259	(237)	(22)	190

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	190	259	(121)	(138)	190
Adjustments:
Goodwill	117	—	117	(117)	117
Employee stock-based compensation	4	4	—	(4)	4
Derivative accounting	17	(4)	—	4	17
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	(36)	(3)	(20)	23	(36)
Amounts written off fixed asset investments	(3)	—	—	—	(3)
Sky+ set-top boxes profit on sale	(2)	—	(2)	2	(2)

Net profit (loss) under US GAAP	286	255	(26)	(229)	286

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2001(2)

(£ millions)

	British Sky	(1)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Operating activities
Operating profit (loss)	—	178	(91)	6	93
Depreciation charges	—	59	12	—	71
Amortization charges	—	—	44	—	44
Increase in stock	—	(39)	(4)	—	(43)
Decrease (increase) in debtors	2	(43)	18	—	(23)
Increase (decrease) in creditors	6	140	(82)	—	64
Deferred revenue released	—	(4)	—	—	(4)
Movement on provisions	—	(174)	11	—	(163)

Net cash inflow (outflow) from operating activities	8	117	(92)	6	39
Returns on investments and servicing of finance
Interest received and similar income	—	5	—	—	5
Interest paid and similar charges	(119)	(2)	—	—	(121)

Net cash (outflow) inflow from returns on investments and servicing of finance	(119)	3	—	—	(116)
Taxation
Consortium relief paid	—	(16)	—	—	(16)

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(127)	(6)	—	(133)
Payments to acquire fixed asset investments	(25)	(1)	—	—	(26)

Net cash outflow from capital expenditure and financial investment	(25)	(128)	(6)	—	(159)
Acquisitions and disposals
Purchase of subsidiary undertakings	(27)	—	—	—	(27)
Net cash acquired with subsidiary undertakings	—	—	12	—	12
Funding to joint ventures	—	—	(137)	—	(137)

Net cash outflow from acquisitions and disposals	(27)	—	(125)	—	(152)

Net cash outflow before management of liquid resources and financing	(163)	(24)	(223)	6	(404)

Management of liquid resources
Decrease in short term deposits	—	85	—	—	85
Financing
Proceeds from issue of ordinary shares	7	—	—	—	7
Increase in total external debt	358	—	—	—	358
Loans (to) from group companies	(198)	(20)	224	(6)	—
Payments made on the issue of ordinary shares	(4)	—	—	—	(4)

Net cash inflow (outflow) from financing	163	(20)	224	(6)	361

Increase in cash	—	41	1	—	42

Increase in net debt	(160)	(25)	(223)	6	(402)

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(111)	104	(92)	6	(93)
Net cash used in investing activities	(52)	(128)	(131)	—	(311)
Net cash provided by (used in) financing activities	163	(34)	224	(6)	347

Net (decrease) increase in cash and cash equivalents	—	(58)	1	—	(57)
Cash and cash equivalents under US GAAP at the beginning of the year	—	276	5	—	281

Cash and cash equivalents under US GAAP at the end of the year	—	218	6	—	224

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2002(2)

(£ millions)

	British Sky	(1)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Operating activities
Operating profit (loss)	—	207	(164)	12	55
Depreciation charges	—	70	11	—	81
Amortization charges	—	—	118	—	118
(Increase) decrease in stock	—	(12)	22	—	10
Decrease in debtors	—	88	13	—	101
Decrease in creditors	—	(39)	(41)	—	(80)
Deferred revenue released	—	(1)	—	—	(1)
Movement on provisions	—	(26)	(8)	—	(34)

Net cash inflow (outflow) from operating activities	—	287	(49)	12	250
Returns on investments and servicing of finance
Interest received and similar income	1	8	—	—	9
Interest paid and similar charges	(141)	(1)	—	—	(142)

Net cash (outflow) inflow from returns on investments and servicing of finance	(140)	7	—	—	(133)

Taxation
Consortium relief received	—	—	23	—	23

Capital expenditure and financial investment
Payments to acquire fixed assets	—	(96)	(5)	—	(101)
Receipt from sales of intangible assets	—	—	1	—	1
Purchase of own shares	—	(27)	—	—	(27)

Net cash outflow from capital expenditure and financial investment	—	(123)	(4)	—	(127)
Acquisitions and disposals
Funding to joint ventures	—	—	(12)	—	(12)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(7)	—	(7)

Net cash (outflow) inflow before management of liquid resources and financing	(140)	171	(37)	12	6

Management of liquid resources
Decrease in short term deposits	—	70	—	—	70
Financing
Proceeds from issue of ordinary shares	14	—	—	—	14
Decrease in total external debt	(190)	(2)	—	—	(192)
Loans from (to) group companies	318	(345)	39	(12)	—
Payments made on the issue of ordinary shares	(2)	—	—	—	(2)

Net cash inflow (outflow) from financing	140	(347)	39	(12)	(180)

(Decrease) increase in cash	—	(106)	2	—	(104)

(Increase) decrease in net debt	(128)	171	(37)	12	18

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(140)	294	(26)	12	140
Net cash used in investing activities	—	(123)	(11)	—	(134)
Net cash provided by (used in) financing activities	140	(347)	39	(12)	(180)

Net (decrease) increase in cash and cash equivalents	—	(176)	2	—	(174)
Cash and cash equivalents under US GAAP at the beginning of the year	—	218	6	—	224

Cash and cash equivalents under US GAAP at the end of the year	—	42	8	—	50

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended June 30, 2003(2)

(£ millions)

	British Sky	(1)		Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	eliminations	Subsidiaries

Operating activities
Operating (loss) profit	(5)	375	(118)	2	254
Depreciation charges	—	93	5	—	98
Amortization charges	—	—	122	—	122
Decrease in stock	—	36	8	—	44
Decrease in debtors	—	60	28	—	88
Increase (decrease) in creditors	—	75	(15)	—	60
Profit on sale of fixed assets	—	(1)	—	—	(1)
Movement on provisions	—	—	(1)	—	(1)

Net cash (outflow) inflow from operating activities	(5)	638	29	2	664
Dividends received from joint ventures	—	—	4	—	4

Returns on investments and servicing of finance
Interest received and similar income	—	3	—	—	3
Interest paid and similar charges	(127)	(1)	—	—	(128)

Net cash (outflow) inflow from returns on investments and servicing of finance	(127)	2	—	—	(125)

Taxation
Corporation tax paid	—	(18)	—	—	(18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(90)	(9)	—	(99)
Receipts from sales of tangible fixed assets	—	1	—	—	1
Receipts from sales of fixed asset investments	—	—	1	—	1

Net cash outflow from capital expenditure and financial investment	—	(89)	(8)	—	(97)
Acquisitions and disposals
Funding to joint ventures	—	—	(15)	—	(15)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(10)	—	(10)

Net cash (outflow) inflow before management of liquid resources and financing	(132)	533	15	2	418

Management of liquid resources
Decrease in short term deposits	—	1	—	—	1
Financing
Proceeds from issue of ordinary shares	5	—	—	—	5
Decrease in total external debt	(425)	(2)	—	—	(427)
Loans from (to) group companies	552	(533)	(17)	(2)	—

Net cash inflow (outflow) from financing	132	(535)	(17)	(2)	(422)

Decrease in cash	—	(1)	(2)	—	(3)

(Increase) decrease in net debt	(127)	533	15	2	423

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(132)	622	33	2	525
Net cash used in investing activities	—	(89)	(18)	—	(107)
Net cash provided by (used in) financing activities	132	(535)	(17)	(2)	(422)

Net decrease in cash and cash equivalents	—	(2)	(2)	—	(4)
Cash and cash equivalents under US
GAAP at the beginning of the year	—	42	8	—	50

Cash and cash equivalents under US GAAP at the end of the year	—	40	6	—	46

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1) The Guarantors are:

British Sky Broadcasting Limited	Operates one of the leading pay TV broadcasting services in the United Kingdom and Ireland. The Company’s principal activities consist of the operation and distribution of twenty-five wholly-owned television channels in digital including the following fifteen channels and their multiplex versions: Sky Premier, Sky MovieMax, Sky Cinema, Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra, Sky One, Sky News, Sky Sports News, Sky Travel, Sky Travel Shop, Flaunt, Scuzz and The Amp. In addition, the Company currently markets to DTH viewers channels owned and broadcast by third parties.

Sky Subscribers Services Limited	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay TV business of its parent undertaking, British Sky Broadcasting Limited. The Company also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.

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

31. Subsequent events

      On July 22, 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Chelsea Village plc for consideration in cash of £5.9 million.

      On August 8, 2003, it was announced that the Group had successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. The total cost of the new agreement for the four UK live packages is £1,024 million over three years. The Group has received a request for information from the European Commission concerning the bidding process in relation to these rights, among others, as described in note 26.

      On October 6, 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Manchester United PLC for consideration in cash of £62.0 million.

GLOSSARY OF TERMS

ADR	American Depositary Receipt

ADS	American Depositary Share

à la carte	A television channel which can be subscribed to on an individual basis by a DTH subscriber to one of our Basic Packages

Basic Packages	DTH subscription packages which exclude Premium Channels

BiB	British Interactive Broadcasting Holdings Limited — a subsidiary of the Group, which was a joint venture until May 9, 2001, and whose subsidiary, Sky Interactive Limited, delivers digitally-transmitted interactive services to TV viewers in the UK and Ireland

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

DTH	Direct to home (i.e. the transmission of satellite services for reception by a viewer with satellite reception equipment)

DTT	Digital terrestrial television

EPG	Electronic program guide

fiscal year or fiscal	Refers to the 12 months ended on the Sunday nearest to June 30, of the given year

FRS	UK Financial Reporting Standard

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Channel (including the three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”), MUTV, Chelsea TV, Artsworld, Star Plus and Star News

Pub Channel	a wholly owned business to business television channel available only to the licensed retail trade

Sky Basic Channels	Sky One, Sky One Mix, Sky News, Sky Travel, Sky Travel Extra, Sky Travel Shop, Sky Sports News, Flaunt, The Amp and Scuzz

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels (including bonus and enhanced channels to the Sky Premium Channels, including Sky Sports 3 and Sky Cinema).

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels	Sky Movies 1 and 2, Sky Sports 1, Sky Sports 2 and Sky Sports Xtra

Sky Venue	a wholly owned business television channel available only to the licensed retail trade for viewing by their customers

Sky World	The top tier of packages that includes all Sky Premium Channels

VAT	Value Added Tax