Form 20-F
period 2004-06-30
BRITISH SKY BROADCASTING GROUP PLC
filed 2004-10-26
CIK 932789

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                    to

Commission file number:           1-13488

British Sky Broadcasting Group plc

(Exact name of Registrant as specified in its charter)

England & Wales

(Jurisdiction of incorporation or organisation)

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

Ordinary shares (nominal value 50p per share)	1,941,712,786

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

      Item 17  ☐               Item 18  ☒

FORWARD LOOKING STATEMENTS

      This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

      These statements (and all other forward-looking statements contained in this Annual Report on Form 20-F) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (“UK”) and Ireland.

      Information on some risks and uncertainties are described in Item 3 “Key Information — Risk Factors” in this Annual Report on Form 20-F. All forward-looking statements in this Annual Report on Form 20-F are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events of otherwise.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

      Set forth below is selected financial data for the Group for each of the years in the five year period ended 30 June 2004 and as at 30 June 2004, 2003, 2002, 2001 and 2000.

      The information contained in the following tables should be read in conjunction with Item 5 “Operating and Financial Review and Prospects”, and the Group’s current and historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

      The selected profit and loss account data set forth below for the years ended 30 June 2004, 2003 and 2002, and the balance sheet data at 30 June 2004 and 2003, are derived from audited consolidated financial statements included in this Annual Report on Form 20-F, which have been prepared in accordance with UK GAAP and vary in certain significant respects from US GAAP. A reconciliation of certain amounts from UK GAAP, as well as a description of principal differences between UK GAAP and US GAAP applicable to the Group, is presented in note 28 of the notes to the Consolidated Financial Statements. The selected consolidated profit and loss account data for the years ended 30 June 2001 and 2000, and the balance sheet data at 30 June 2002, 2001 and 2000, are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

	Year ended 30 June

	2004(1)	2004	2003(2)	2002(2)	2001(2)	2000(2)(3)

	(in millions except per share data)
Profit and Loss Account:
Amounts in accordance with UK GAAP
DTH subscribers revenues	$4,822	£2,660	£2,341	£1,929	£1,537	£1,189
Cable and DTT subscribers revenues(4)	390	215	202	279	299	303
Advertising revenues	566	312	284	251	271	242
Interactive revenues	556	307	218	186	93	5
Other revenues	294	162	141	131	106	108

Group turnover	6,628	3,656	3,186	2,776	2,306	1,847
Operating expenses, net, before amortisation of goodwill and operating exceptional items	(5,539)	(3,056)	(2,822)	(2,590)	(2,154)	(1,762)
Amortisation and impairment of intangible fixed assets	(216)	(119)	(121)	(119)	(44)	—
Release of provision against (provision against) ITV Digital programming debtors	—	—	5	(22)	—	—
Estimated cost of reorganisation of Sky Interactive	—	—	—	—	(23)	—
Estimated cost of transitioning analogue customers to digital service	—	—	—	—	—	(58)
Estimated cost of termination of analogue operations	—	—	—	4	—	(41)
Estimated cost of Sky In-Home Service Limited reorganisation	—	—	—	—	—	(6)

Operating expenses, net	(5,755)	(3,175)	(2,938)	(2,727)	(2,221)	(1,867)

Operating profit (loss)	873	481	248	49	85	(20)
Share of joint ventures’ and associates’ operating results	(9)	(5)	3	(76)	(256)	(122)
Joint ventures’ and associates’ goodwill amortisation, net*	18	10	—	(1,070)	(101)	(14)
Profit (loss) on disposal of fixed asset investments	92	51	—	2	—	(1)
Share of joint venture’s loss on disposal of fixed asset investments	—	—	—	—	(70)	(14)
Amounts written back to (written off) fixed asset investments, net	44	24	(15)	(60)	(39)	—
Release of provision against (provision against) loss on disposal of subsidiary	—	—	—	10	(10)	—
Interest receivable and similar income	18	10	4	11	18	11
Interest payable and similar charges	(165)	(91)	(118)	(148)	(153)	(103)
Exceptional finance credit	—	—	—	—	3	—

Profit (loss) on ordinary activities before taxation	871	480	122	(1,282)	(523)	(263)
Tax (charge) credit on profit (loss) on ordinary activities	(286)	(158)	62	(107)	(24)	65

Profit (loss) on ordinary activities after taxation	585	322	184	(1,389)	(547)	(198)
Equity dividends(5)	(210)	(116)	—	—	—	—

Retained profit (loss)	375	206	184	(1,389)	(547)	(198)

Earnings (loss) per share — basic	30.1¢	16.6p	9.6p	(73.6p )	(29.6p )	(11.3p )
Earnings (loss) per share — diluted	30.1¢	16.6p	9.5p	(73.6p )	(29.6p )	(11.3p )
Dividends per share(5)		6.0p	—	—	—	—
Dividends per share(5)		10.8¢	—	—	—	—

*	Included within joint ventures’ goodwill amortisation of £1,070 million for fiscal 2002 is £971 million in respect of an impairment of KirchPayTV GmbH & Co KGaA (“KirchPayTV”) goodwill (see notes 4, 5 and 14 of the Consolidated Financial Statements included within Item 18).

All results relate to continuing operations.

	Year ended 30 June

	2004(1)	2004	2003	2002	2001	2000

	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	$6,408	£3,535	£3,082	£2,707	£2,296	£1,911
Amortisation and impairment of intangible fixed assets	—	—	(5)	(145)	(58)	(12)
Operating profit (loss)	1,209	666	370	(30)	(176)	(247)
Joint ventures’ and associates’ goodwill amortisation and impairment, net	(5)	(3)	—	(712)	(71)	(10)
Income (loss) before income tax	1,080	595	260	(940)	(660)	(473)
Net income (loss)	788	434	286	(1,047)	(625)	(351)
Basic earnings (loss) per share	40.6¢	22.4p	14.9p	(55.5p )	(33.8p )	(20.1p )
Diluted earnings (loss) per share	40.4¢	22.3p	14.7p	(55.5p )	(33.8p )	(20.1p )
Basic earnings (loss) per ADS(6)	162.5¢	89.7p	59.7p	(221.9p )	(135.4p )	(80.3p )
Diluted earnings (loss) per ADS(6)	161.8¢	89.3p	58.9p	(221.9p )	(135.4p )	(80.3p )

	As at 30 June

	2004(1)	2004	2003(2)	2002(2)	2001(2)	2000(2)(3)

	(in millions)
Balance Sheet:
Amounts in accordance with UK GAAP
Total assets	$4,285	£2,364	£1,990	£2,159	£3,858	£3,253
Long-term debt	(1,950)	(1,076)	(1,152)	(1,577)	(1,768)	(1,412)
Net assets (liabilities)	163	90	(152)	(352)	1,035	770
Capital stock(7)	4,738	2,614	3,772	3,837	3,901	3,096
Shares in issue (number)	1,942	1,942	1,938	1,893	1,889	1,826

	As at 30 June

	2004(1)	2004	2003	2002	2001	2000

	(in millions)
Amounts in accordance with US GAAP
Total assets	$5,417	£2,988	£2,810	£2,853	£4,209	£3,060
Net assets (liabilities)	1,472	812	448	(141)	850	681

	As at 30 June

	2004	2003	2002	2001	2000

	(in thousands)
Distribution of Sky Channels
DTH subscribers	7,355	6,845	6,101	5,453	4,513
Cable subscribers(8)	3,895	3,871	4,091	3,486	3,735
DTT — UK(9)	3,084	1,510	—	1,105	740

Total UK and Ireland	14,334	12,226	10,192	10,044	8,988

(1)	Solely for convenience, pounds sterling amounts for the year ended 30 June 2004 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on 30 June 2004, which was US$1.8126 per £1.00.

(2)	Under UK GAAP, operating expenses, net, before amortisation of goodwill and operating exceptional items; operating expenses, net; operating profit (loss); profit (loss) on ordinary activities before taxation; profit (loss) on ordinary activities after taxation; basic and diluted earnings (loss) per share; total assets; net assets (liabilities); and capital stock for fiscal 2003, 2002, 2001 and 2000 were restated following the adoption by the Group of Urgent Issues Task Force Abstract 38 “Accounting for ESOP trusts” (“UITF 38”) in fiscal 2004.

(3)	Under UK GAAP, the taxation credit for fiscal 2000 was restated following the adoption by the Group of FRS 19 “Deferred tax” in fiscal 2001. Adoption of FRS 19 resulted in the recalculation of loss per share for fiscal 2000.

(4)	From fiscal 2003, this relates solely to cable subscribers revenues.

(5)	An interim dividend of £53 million, representing 2.75p per share, was paid for the six months ended 31 December 2003 (4.9¢ in US dollars at date of payment on 23 April 2004). A final dividend of £63 million, representing 3.25p per share was proposed for the year ended 30 June 2004 (5.9¢ in US dollars at 18 October 2004). No interim or final dividends were paid or proposed for fiscal 2003, 2002, 2001 or 2000.

(6)	In our Annual Reports filed on Form 20-F for fiscal 2002, 2001 and 2000, the earnings (loss) per ADS was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(7)	Capital stock includes called-up share capital, share premium, shares to be issued, Employee Share Ownership Plan (“ESOP”) reserve, merger reserve and special reserve. On 10 December 2003, the Company’s share premium account was reduced by £1,120 million (see note 24 of the Consolidated Financial Statements included within Item 18).

(8)	The number of cable subscribers is as reported to us by the cable operators. The cable subscribers disclosure for fiscal 2000 was restated in fiscal 2001 to include subscribers in the Republic of Ireland.

(9)	From fiscal 2003, the DTT subscriber number consists of the Broadcasters’ Audience Research Board’s (“BARB’s”) estimate of the number of homes with access to Freeview (the free DTT offering available in the UK). Up until fiscal 2001, this subscriber number consisted of the number of homes subscribing to ITV Digital’s (previously On Digital’s) DTT pay television service.

Factors which materially affect the comparability of the selected financial data

Accounting changes

      During fiscal 2004, UK UITF 38 was adopted. The impact of the adoption of this standard is described in note 1 of the Consolidated Financial Statements included within Item 18.

      During fiscal 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in note 28 of the Consolidated Financial Statements included within Item 18.

      During fiscal 2003, US accounting standard Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, was adopted. The impact of the adoption of this standard is described in note 28 of the Consolidated Financial Statements included within Item 18.

      During fiscal 2001, UK accounting standard FRS 19, Deferred Tax, was adopted.

      During fiscal 2001, US accounting standard SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was adopted. As of 1 July 2003, we had sufficiently designated a number of interest rate and cross-currency swaps and forward foreign exchange agreements as cash flow hedges of our exposures relating to certain debt and long-term programming contracts payments. For further details see note 28 of the Consolidated Financial Statements included within Item 18.

      During fiscal 2000, US accounting standard SAB 101, Revenue Recognition in Financial Statements, was adopted.

Business combinations

      During fiscal 2001, we completed the acquisitions of British Interactive Broadcasting Limited (“BiB”) and Sports Internet Group plc (now Sports Internet Group Limited) (“SIG”). The results of these acquisitions were consolidated from the respective dates of acquisition.

      On 14 April 2000, we completed the acquisition of a 24% interest in KirchPayTV (subsequently diluted to 22.03%). We gross equity accounted for our share of results of this joint venture from 14 April 2000 until 8 February 2002 under UK GAAP, and until 31 December 2001 under US GAAP. See notes 4, 5, 14 and 28 of the Consolidated Financial Statements included within Item 18 for further information relating to our accounting treatment of our investment in KirchPayTV under UK and US GAAP.

Exchange rates

      A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Currency Exchange Rates”.

      Since any dividends we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

      The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

April 2004	1.8564	1.7674
May 2004	1.8369	1.7544
June 2004	1.8387	1.8090
July 2004	1.8734	1.8160
August 2004	1.8459	1.7921
September 2004	1.8105	1.7733

Year ended 30 June	Period end	Average(1)	High	Low

2000	1.5256	1.5919	1.6724	1.4837
2001	1.4041	1.4509	1.5182	1.3737
2002	1.5347	1.4479	1.5279	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

      On 18 October 2004, the noon buying rate was US$1.8010 per £1.00.

RISK FACTORS

      This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in Item 5 “Operating and Financial Review and Prospects — Overview and Recent Developments”. These risks could materially adversely affect any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

Our business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect our ability to operate or compete effectively.

      We are subject to regulation primarily in the UK and the European Community. The regimes which affect our business include broadcasting, telecommunications, and competition (anti-trust) laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, or other aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and the results of our operations.

      As a result of the European Commission’s investigations into the sale of broadcasting rights to Football Association Premier League Limited (“FAPL”) football matches, the FAPL has provisionally agreed with the European Commission, inter alia, that after the 2006/07 FAPL football season, the tendering procedures for television rights will ensure that no single buyer is able to acquire exclusively all of the centrally-marketed live FAPL rights packages (and that these packages will continue to be balanced). The FAPL has also provisionally agreed to examine, jointly with the European Commission, the way in which its tender processes are conducted to ensure that they do not exclude any potential competitors. The European Commission has consulted publicly on the terms of this provisional agreement. The outcome of this consultation has not yet been disclosed. We are not yet able to assess whether these developments will have a material effect on the Group.

      The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other “new media” companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by “new media” operators to such content is not unduly restricted. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether the investigation or its outcome will have a material effect on the Group.

      We cannot assure you that we will succeed in obtaining all requisite approvals and licences in the future for our operations without the imposition of restrictions which may have an adverse consequence to us, nor that compliance issues will not be raised in respect of operations conducted prior to the date of filing of this Annual Report on Form 20-F.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

      We face competition from a broad range of companies engaged in communications and entertainment services, including cable television providers, digital and analogue terrestrial television providers, telecommunications providers, home entertainment products companies, companies developing new technologies and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. Our competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. Were such mandate to be changed, this could lead to an increase in the strength of competition from these organisations. Although we have continued to develop our services through technological innovation and in licensing, acquiring and producing a broad range of content, we cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services may be subject to rapid technological change.

      Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce, programming content. The programme content and third party programme services we have licensed from others are subject to fixed term contracts which will expire. We cannot assure you that programme content or third party programme services (whether on a renewal or otherwise) will be available to us on acceptable terms, or at all, and if so available, that such programme content or programme services will be attractive to our customers.

      The future demand and speed of take up of our DTH service will depend upon our ability to attractively package our content and offer it to our customers at competitive prices, competitive pressures from competing services, and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. In addition, we operate in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence, on our ability to continue to attract and retain subscribers, is uncertain. We therefore cannot assure you that the marketing activities we undertake will succeed in generating sufficient demand to achieve our operating targets.

We have made, and continue to make, significant investments in the modernisation of our customer relationship management centres and the replacement of our customer relationship management systems.

      Throughout the last four fiscal years, we have invested more than £170 million in our customer relationship management centres and systems. This expenditure has been focused principally on replacing the existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The implementation of the new systems involves a number of complex activities, including the migration of all existing customer data onto the new applications. As a result, and in common with other projects of this scale, there is a risk that the implementation may not be completed as currently envisaged, either within the proposed timescale or budget, or that the anticipated business benefits may not be fully achieved. In addition, the high level of change inherent in the implementation of new systems absorbs considerable management time and may disrupt normal business operations. The implementation of the new applications has been deferred a number of times since the inception of the project and we currently anticipate the implementation to be completed during fiscal 2005.

Our business is reliant on technology which is subject to the risk of failure, change and development.

      We are dependent upon satellites which are subject to significant risks that may prevent or impair proper commercial operations, including defects, destruction or damage, and incorrect orbital placement. If we, or other broadcasters who broadcast channels on our DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or our contracts with satellite providers were terminated, this would have a material adverse effect on our business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of our transmission systems or uplinking facilities, could have a material adverse effect on our business and operations.

      We are dependent on complex technologies in other parts of our business, including customer relationship management, airtime sales and supply chain management systems. Were any of these technologies to fail, this could have a material adverse effect on our business.

      There is a large existing population of digital satellite reception equipment used to receive our services, including set-top boxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the software in the set-top boxes and smart cards, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirement or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment, this could have a material adverse effect on our business.

We are reliant on encryption technologies to protect against unauthorised access to our services.

      Access to our services is protected through a combination of physical and logical access controls, including smart cards. Whilst our encryption technology has so far been resilient to hacking, and we continue to work with our technology supplier to maintain this status, there can be no assurance that it will not be compromised in the future. We are reliant also upon the encryption technologies employed by the cable operators for the protection of access to the services which we wholesale to them.

We undertake significant capital expenditure projects, including technology and property projects.

      In August 2004, we announced a capital expenditure programme of approximately £450 million, which is to be incurred over the next four years in support of our growth strategy. This expenditure will be in addition to core capital expenditure, which is expected to remain at around £100 million annually. The capital expenditure programme includes building a new Advanced Technology Centre (see “Technology and Infrastructure — Playout and Uplink Facilities” below), further investment in our customer relationship management centres and systems, increasing contact centre capacity, building new training facilities, refurbishing existing property and building, and/or acquiring, new property and facilities. As is common with capital expenditure projects of this scale, there is a risk that they may not be completed as envisaged, either within the proposed timescale or budget, or that the anticipated business benefits of the projects may not be fully achieved.

We rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws.

      Our services largely comprise content in which we own, or have licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our rights in this content. However, we cannot assure you that our rights will not be challenged, invalidated or circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights without our authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our rights relating to our on-line businesses and other digital technology rights.

We generate wholesale revenues from a limited number of customers.

      Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, comprise principally ntl Group Ltd. (“ntl”) and Telewest Communications plc (“Telewest”).

      Economic or market factors, or a change in strategy by ntl or Telewest as it relates to the distribution of our channels, may adversely influence the wholesale revenue we receive from ntl or Telewest, which may negatively affect our business.

We are subject to a number of medium and long-term obligations.

      We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE GROUP AND BUSINESS OVERVIEW

Introduction

      British Sky Broadcasting Group plc and its subsidiaries operate the leading pay television broadcast service in the United Kingdom (“UK”) and the Republic of Ireland (“Ireland”). We acquire programming to broadcast on our own channels and supply certain of those channels to cable operators for them to retransmit to their subscribers in the UK and Ireland. We also retail our channels, together with channels broadcast by third parties, to DTH subscribers and retail certain of our channels (in some cases together with channels broadcast by third parties) to a limited number of DSL subscribers. (References in this Annual Report on Form 20-F to “cable” do not include DSL or DSL customers.) We also make three of our channels available free-to-air via the UK DTT platform, marketed under the brand “Freeview”.

      At 30 June 2004, there were approximately 11,250,000 subscribers to our pay television service in the UK and Ireland. Of these, 7,355,000 were DTH subscribers (the remainder being subscribers of the cable operators to whom we supply certain of our channels). According to estimates of the Broadcasters Audience Research Board (“BARB”), as at 30 June 2004, there were 3,084,000 homes in the UK capable of receiving certain of our channels via DTT. Our total revenues in fiscal 2004 were £3,656 million (fiscal 2003: £3,186 million; fiscal 2002: £2,776 million), as set out in the table below.

	Year-ended 30 June

	2004	2003	2002

	(in £ millions)
DTH subscribers	2,660	2,341	1,929
Cable subscribers	215	202	279	(1)
Advertising	312	284	251
Interactive	307	218	186
Other	162	141	131

	3,656	3,186	2,776

(1)	Subscription fees from both cable and DTT operators.

      We are engaged in television broadcasting services and certain ancillary functions, principally within the UK and Ireland, with activities conducted principally from the UK. Our turnover principally arises from services provided to retail and wholesale customers within the UK, with the exception of £115 million (fiscal 2003: £93 million; fiscal 2002: £62 million) which arises from services provided to retail and wholesale customers in Ireland and £9 million (fiscal 2003: £9 million; fiscal 2002: £8 million) which arises from services provided to the Channel Islands.

      As set forth herein, references to fiscal years are to our fiscal years which end on the Sunday nearest to 30 June in each year. We publish our financial statements in British pounds sterling. References herein to “US dollars”, “dollars”, “US$”, “$” and “¢” are to the currency of the United States, references to “Euro” and “€” are to the currency of the European Community, references to “IR£” are to the currency of Ireland prior to its conversion into Euro, and references to “pounds sterling”, “£”, “pence” and “p” are to the currency of the UK. Certain pound sterling amounts stated herein have been translated into US dollars at an assumed rate solely for the convenience of the reader and should not be construed as representations that such US dollar amounts actually represent such pound sterling amounts or that such pound sterling amounts could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated herein, US dollar amounts have been translated from the corresponding pound sterling amounts at the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on 30 June 2004, which was $1.8126 per £1.00. For information with respect to exchange rates, see Item 3 “Key Information — Exchange Rates”.

      Our Consolidated Financial Statements included herein are prepared in accordance with accounting principles generally accepted in the UK. UK GAAP differs in certain significant respects from accounting principles generally accepted in the US. A discussion of the principal differences between UK GAAP and US GAAP is contained in note 28 to the Consolidated Financial Statements included within Item 18.

      Certain terms used herein are defined in the glossary which appears at the end of this Annual Report on Form 20-F.

      The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44(0)870 240 3000. A list of our significant subsidiaries is set out in note 15 to the Consolidated Financial Statements included within Item 18.

Programming

      We provide subscribers with a broad range of programming options. Our programming is an important factor in generating and maintaining subscriptions to our channels. With respect to the channels we own and operate, we incur significant expense to acquire the exclusive UK and Ireland pay television rights to films, the exclusive UK and Ireland pay television rights to broadcast certain sports events live and the pay television rights to other general entertainment programming. We are dependent upon the licences which grant us these rights as well as our Television Licensable Content Service licences, telecommunication licences and authorisations. We also produce and commission original entertainment programming and have acquired the rights to market the television services of third parties to DTH subscribers. Currently, we own, operate and distribute 16 Sky Channels via our DTH service (or 26 including multiplex versions of the Sky Channels, but excluding the business channels SkyVenue and the Pub Channel). We also currently retail to our DTH subscribers 104 Sky Distributed Channels (including multiplex versions of certain channels). A “multiplex” of a channel is generally either a time-shifted version of that channel, or a version that has predominantly the same theme or content as the primary channel, but where the content is transmitted at different times. We do not own the Sky Distributed Channels, although we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH subscribers the digital audio services Music Choice and Music Choice Extra, five radio services and the Sky Box Office service (a pay-per-view service offering movies, sporting events and concerts). In September 2001, we ceased broadcasting our residual analogue services.

      The current Sky Channels, and their multiplex versions, are as follows:

Sky Channel	Multiplex/ Multiplexes	Channel genre

Sky Movies 1	Sky Movies 3, Sky Movies 5, Sky Movies 7, Sky Movies 9	Movies
Sky Movies 2	Sky Movies 4, Sky Movies 6, Sky Movies 8	Movies
Sky Cinema 1	Sky Cinema 2	Movies
Sky Sports 1		Sports
Sky Sports 2		Sports
Sky Sports 3		Sports
Sky Sports Xtra		Sports
Sky One	Sky Mix	General entertainment
Sky News		News
Sky Sports News		Sports News
Sky Travel	Sky Travel Extra	Travel
Sky Travel Shop		Travel
Flaunt		Music
The Amp		Music
Scuzz		Music
Sky Vegas Live		Interactive entertainment

      We retail “packages” of channels to our DTH subscribers. These are combinations of channels at varying prices. Various combinations of the Sky Basic Channels and the Sky Distributed Channels (other than the Premium Sky Distributed Channels) are available as basic tiers of programming, ranging from four to 86 television channels (as well as certain music audio and radio services). These basic packages are collectively called the “Basic Packages”. Our DTH subscribers either subscribe to one of the Basic Packages alone (or together with any one or more Premium Sky Distributed Channels) or, in the case of subscribers to a Sky Premium Channel Package, receive one of the Basic Packages within the cost of the Sky Premium Channel Packages that the subscriber receives. We also offer Sky Box Office to all our DTH subscribers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice and Music Choice Extra and the Sky Distributed Channels are encrypted in order to limit access to paying subscribers only.

      Both ntl and Telewest currently carry versions of all of the Sky Premium Channels, although both offer our movie multiplex channels only to their digital cable subscribers. ntl also carries Sky One and Sky News on its analogue networks and all of the Sky Basic Channels other than Sky Travel Shop and Sky Vegas Live on its digital networks. Telewest carries three of the nine Sky Basic Channels (excluding multiplex versions) on both its analogue and digital networks. Both ntl and Telewest also carry some Sky Box Office events for re-transmission to their cable subscribers, but neither carries the Sky Box Office movies service.

      We also broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see “Distribution — DTT Distribution” below).

      According to surveys produced by BARB, as of 30 June 2004, an estimated 28% of the estimated 24.7 million television homes in the UK were equipped with digital satellite reception equipment; 13% subscribed to a cable television or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 13% had digital terrestrial television. According to BARB estimates, during the 52 weeks ended 30 June 2004, the Sky Channels accounted for an estimated 27% of viewing of all satellite and cable channels (excluding BBC1, BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and “five” (collectively the “traditionally analogue terrestrial channels”)) in homes that are able to receive those channels in the UK (“Multi-Channel Homes”) (or an overall 11% viewing share of all channels available within Multi-Channel Homes during the same period). The Sky Distributed Channels (as opposed to other unencrypted free-to-air channels available via DTH) accounted for the majority of the balance of viewing of satellite and cable channels in such homes.

      For the year ended 30 June 2004, BARB estimates that 42.5% of all viewing in UK homes with digital satellite reception equipment (“digital satellite homes”) was of channels available via the satellite platform other than the traditionally analogue terrestrial channels. BARB estimates that, in the same period, Sky Channels accounted for 30% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels) in UK digital satellite homes, with an overall 15% viewing share across all channels available (including the traditionally analogue terrestrial channels) within UK digital satellite homes.

      In addition to owning the Sky Channels, we hold equity interests in ventures that own 15 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK, Ireland and the Channel Islands. In addition to the ventures that own the 15 Sky Distributed Channels, we also have a 35.8% equity interest in the UK listed company which operates the audio services Music Choice and Music Choice Extra (which also operate in certain international territories) and a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia.

Premium Channels

Sky Premium Channels

Sky Movies 1 and Sky Movies 2

      Sky Movies 1 and Sky Movies 2 operate 24-hours per day, seven days a week and principally show the output of recent release movies, made-for-television movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during the relevant pay television window) by major Hollywood and independent US and European licensors. There are four Sky Movies 1 multiplexes (see “Programming” above) which are provided free to digital subscribers who subscribe to Sky Movies 1, and three Sky Movies 2 multiplexes (see “Programming” above) which are provided free to digital subscribers who subscribe to Sky Movies 2.

      As of 30 June 2004, there were approximately 5.1 million UK and Irish DTH and cable subscribers to either Sky Movies 1 or Sky Movies 2 and over 98% of movie subscribers subscribed to both Sky Movies 1 and Sky Movies 2.

Sky Sports 1, Sky Sports 2 and Sky Sports Xtra

      Both Sky Sports 1 and Sky Sports 2 provide, on average, 20 hours or more of sports programming per day, including live coverage of certain popular sports events. As at 30 June 2004, there were approximately 5.5 million UK and Ireland DTH and cable subscribers to either Sky Sports 1 or Sky Sports 2 and over 97% of these sports subscribers subscribed to both Sky Sports 1 and Sky Sports 2.

      Since July 2003, Sky Sports Xtra has been available as a premium à la carte service as well as being provided free as an additional channel to DTH subscribers to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra broadcasts primarily non-UK sports such as the National Football League (“NFL”), international cricket, the Masters Tennis Series, the National Basketball Association (“NBA”), UEFA Champions League football and Spanish League football.

      Our programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a number of important football, rugby, cricket, golf and boxing events. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.

      In fiscal 2004, the Group successfully bid for all four packages of exclusive live UK television rights to FAPL football, two “near live” packages of delayed UK rights (television and internet respectively) to FAPL football, four of the five packages of live television rights for broadcast in Ireland and two “near live” packages of delayed rights (television and internet respectively) in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. See “Government Regulation — Competition (Anti-Trust) Law — European Union Regime — Effect on our Affairs — European Commission Investigation — Football Association Premier League Limited” below for details of the European Commission investigation in relation to the sale of FAPL football broadcast rights.

Sky Bonus Channels

Sky Cinema 1 and Sky Sports 3

      Sky Cinema 1 operates 24-hours per day, seven days a week and primarily features older or classic films. It is available free to DTH and cable subscribers who subscribe to both of our Sky Movies channels. There is one Sky Cinema 24-hour multiplex, Sky Cinema 2.

      Sky Sports 3 currently offers, on average, 14 hours of sports programming each day. It is available free to DTH and cable subscribers who subscribe to either Sky Sports 1 or Sky Sports 2.

Premium Sky Distributed Channels

The Disney Channel

      Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute, via DTH in the UK and Ireland, the Disney Channel and three themed multiplexes to the core Disney Channel, as a bonus channel to those of our DTH subscribers receiving both of our Sky Movies channels, and to other DTH subscribers on an à la carte basis.

Chelsea TV

      Chelsea Digital Media Limited (a company in which we own a 20% equity interest), operates a digital subscription pay television channel dedicated to showing certain programming relating to Chelsea Football Club (“Chelsea TV”). We offer Chelsea TV to our DTH subscribers solely on an à la carte basis.

MUTV

      We are party to a joint venture, MUTV Limited, with Manchester United PLC and Granada Media Group Ltd (each party owning a 33.33% equity interest in MUTV Limited) which operates a digital subscription pay television channel (“MUTV”) dedicated to showing certain programming relating to

Manchester United Football Club. We offer MUTV to our DTH subscribers solely on an à la carte basis and also act as agent for the distribution of the channel to cable operators in the UK and Ireland.

FilmFour

      We offer FilmFour, a pay television film channel operated by Channel 4, focusing on original British, independent and cult films, together with its two multiplexes, “FilmFour+1” and “FilmFour Weekly”, to our DTH subscribers solely on an à la carte basis.

Artsworld

      We offer Artsworld, a pay television channel in which we own a 50% equity interest, which broadcasts arts-oriented programming, including classical music, opera and dance, to our DTH subscribers solely on an à la carte basis.

Music Choice Extra

      In addition to Music Choice, which is included in our Basic Packages (see “Basic Channels — Music Choice” below), we offer Music Choice Extra, which consists of 30 digital audio channels, to our DTH subscribers solely on an à la carte basis.

Basic Channels

Sky Basic Channels

      Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-44 age group audience and includes first-run US entertainment programmes and UK-commissioned factual and drama series and is broadcast on a 24-hour per day basis. According to BARB surveys, during the 52 weeks ended 30 June 2004, Sky One was viewed by approximately 45% of individuals in all UK television homes. In December 2002, we launched Sky One Mix, a multiplex version of Sky One, which has since been rebranded as Sky Mix.

      Sky News provides 24-hour national and international news coverage. Sky News is broadcast unencrypted and can be seen by any DTH viewer capable of receiving transmissions from the Astra satellites via which we broadcast our services, and internationally in over 80 countries. Sky News is also distributed by all UK cable operators and by certain cable and satellite operators outside the UK.

      Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH subscribers and to subscribers to ntl’s and Telewest’s digital cable television services.

      Sky Travel features travel-related programming and is currently available to DTH subscribers and to subscribers to ntl’s digital cable television services. Sky Travel’s transmission times were expanded in 2004, with the channel now offering a 24-hour schedule. In August 2002, we launched Sky Travel Extra, offering travel programming and the opportunity for DTH viewers to purchase a wide range of holidays via their television set. In February 2003, we launched Sky Travel Shop, a shopping channel allowing DTH viewers to purchase holiday packages via the telephone or the internet.

      In April 2003, we launched three interactive music channels, Flaunt, The Amp and Scuzz, which are currently available to our DTH subscribers and to subscribers to ntl’s digital cable television services. In September 2004 we contracted with a third party to provide all day-to-day operational services for these channels going forward, though we still retain ultimate editorial control over the content of the channels.

      In March 2004, we launched Sky Vegas Live, an interactive entertainment and gambling channel, which broadcasts daily from 6.00pm to 2.00am and which is currently available to our DTH subscribers.

Basic Sky Distributed Channels

      Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DTH subscribers in the UK and Ireland.

      We currently act as an agent for The History Channel, the Biography channel, MUTV, Granada Men & Motors and Granada Plus for the sale of these channels and their multiplexes (where they exist) to cable operators in the UK and Ireland, and have the non-exclusive right to distribute the Disney Channel to cable operators in the UK and Ireland. The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, although we act as an advertising sales agent for certain of these channels (see “Advertising” below).

Music Choice

      We offer Music Choice, a 24-hour digital audio service consisting of ten digital audio channels, to all DTH subscribers. This is included in each of our Basic Packages.

Pay-Per-View

      Our Sky Box Office service currently offers our DTH subscribers over 60 screens of television premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enable us to show their movies on Sky Box Office. We also offer seven screens of adult movies, between 10.00 pm and 6.00 am, to our DTH subscribers via our “18 Plus Movies” service.

      The 2003/04 season was the final season of our exclusive DTH pay-per-view rights agreement for FAPL football matches (for the 2001/02-2003/04 seasons) under which 40 additional live matches (over and above those matches broadcast on our Sky Sports channels) were available on our pay-per-view service, “Premiership Plus”, for either a per-match price or for a one-off “season ticket” price.

      Following our purchase of exclusive rights to all of the four live television packages of FAPL football (for the seasons 2004/05-2006/07 inclusive), a total of 50 additional live matches (over and above those matches broadcast on our Sky Sports channels) are available on a pay-per-view basis via our re-branded “PremPlus” service (previously “Premiership Plus”) from the 2004/05 football season, for either a per-match price or for a one-off “season ticket” price. We also wholesale PremPlus to ntl, Telewest, ntl Ireland, Chorus Communications (“Chorus”) and Video Networks Limited (“VNL”), for them to distribute to subscribers to their respective networks.

      In addition to our own pay-per-view services, we retail to our DTH subscribers eight third-party adult services on a pay-per-night basis.

Distribution

      We distribute our programming services directly to DTH subscribers through the Basic Packages and the Premium Channel Packages. Cable subscribers, by contrast, contract with their local cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from third parties and distribute to their subscribers. DTT viewers must have either an integrated digital television set or an appropriate set-top box and will not pay a monthly subscription unless they subscribe to the Top Up TV service (see “Competition — Digital Terrestrial Television — Top Up TV” below).

	As at 30 June

	2004	2003	2002

	(in thousands)
Distribution of Sky Channels
DTH subscribers	7,355	6,845	6,101
Cable subscribers	3,895	3,871	4,091
DTT — UK(1)	3,084	1,510	—

Total UK and Ireland	14,334	12,226	10,192

(1)	In fiscal 2003 and fiscal 2004, the number in respect of DTT consists of BARB’s estimate of the number of homes in the UK with access to Freeview services.

DTH Distribution

      We launched Sky digital, our digital DTH service, in October 1998 and we terminated our previous analogue service in September 2001. During fiscal 2004, whilst there were 1,200,000 new subscribers to Sky digital, DTH churn in that same period was 690,000 subscribers, resulting in a net 510,000 increase in our DTH subscriber base for the fiscal year. DTH churn in total was 9.7% in fiscal 2004 (fiscal 2003: 9.4%; fiscal 2002: 10.5%). We define DTH churn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription).

      As at 30 June 2004, we had a total of 7,355,000 DTH subscribers, with over 52.4% of subscribers taking the Sky World package (the channel package option containing all of the Sky Premium Channels and the largest number of Sky Basic Channels).

      The future demand and speed of take up of our DTH service will depend upon its attractiveness, the marketing initiatives adopted both by us and others, and the competitive pressures resulting from the availability of competing services such as analogue and digital terrestrial, and analogue and digital cable, television.

      In fiscal 2004, we derived £2,660 million of our revenues from DTH subscription revenues, which are a function of the number of DTH subscribers, the mix of services taken and the rates charged in subscription fees to DTH viewers (fiscal 2003: £2,341 million; fiscal 2002: £1,929 million).

      The prices (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our basic package containing the largest number of basic channels (known as the “Family Pack”), and the range of prices (inclusive of VAT, where applicable) to a DTH subscriber of taking Sky Premium Channels (which varies depending upon the number of Sky Premium Channels taken, which currently can be between one and four, plus multiplexes, bonus channels and free additional channels) since the beginning of fiscal 2002 and currently, are shown in the table below:

		Range of prices
		for Sky Premium
		Channel Packages
		when taken with
	Price of Family Pack	Family Pack
	(per month)	(per month)

UK
As of 1 September 2004	£19.50	£26 - £41
1 January 2004 to 31 August 2004	£19.50	£27 - £40
1 January 2003 to 31 December 2003	£18.50	£27 - £38
1 January 2002 to 31 December 2002	£16	£26 - £37
1 July 2001 to 31 December 2001	£16	£24 - £34
Ireland
As of 1 September 2004	€28.50	€38.50 - €62.50
1 January 2004 to 31 August 2004	€28.50	€40 - €61
1 September 2002 to 31 December 2003	€26.99	€42 - €60
1 September 2001 to 31 August 2002	€27	€37 - €53
1 July 2001 to 31 August 2001	IR£16	IR£24 - IR£36

      We also offer a number of our DTH services to commercial DTH subscribers in the UK and Ireland. Our commercial DTH subscribers include offices, retail outlets, hotels, pubs and clubs. Commercial DTH subscribers also include those commercial subscribers that operate a SMATV system (for example in a hotel or office), who are considered as being one commercial DTH subscriber, rather than a number of cable subscribers equal to the number of individual units to which the television signal is distributed.

      We offer a range of different contracts to DTH commercial customers. The type of contract which is available to any particular commercial subscriber will depend primarily upon the type of business premises within which they wish to show our services. The channels and packages that are available to a commercial DTH subscriber in the UK and the prices for the channels and packages vary, depending upon the type of commercial contract that is applicable. Under some of the commercial contracts, the prices also vary depending on other factors, including, for pubs and clubs, betting premises or holiday parks, the rateable value of the relevant premises, or, for customers using a SMATV system, the number of rooms or points to which they are distributing the channels that they have chosen to receive.

      The majority of our UK DTH commercial customers are subscribers under our pubs and clubs subscription agreement. Under that agreement, the subscription prices range from £55 to £1,980 per month (exclusive of VAT), depending on the package taken and the annual non-domestic rateable value of the subscriber’s premises. In Ireland, prices to pubs and clubs subscribers range from €190 to €474 (exclusive of VAT), depending on the package taken and the licence value of the subscriber (the open market liquor licence for the subscriber’s premises, which is highly dependent on location).

      As at 30 June 2004, there were approximately 45,000 subscribers to our commercial DTH services in the UK and Ireland (including approximately 4,300 commercial DTH subscribers operating a SMATV system).

      As at 30 June 2004, residential and commercial DTH subscribers represented approximately 65% of the total number of UK and Ireland subscribers to our services (the balance being made up of subscribers to our wholesale customers).

Digital Satellite Reception Equipment

UK

      In order to receive our DTH service, subscribers are required to have a digital satellite system which includes a satellite dish and LNB (low noise block converter), a digital set-top box and a remote control. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to develop digital satellite set-top boxes based upon our specifications. In 1999, we began an initiative to accelerate the take up of digital satellite by offering free digital satellite systems. During 2002, in order to receive a free digital satellite system, a subscription to our Sky digital service was required. However, from 1 January 2003, we offered free set-top boxes without a requirement to subscribe to one of our services (which was also the case prior to 2002). Recipients of a free set-top box may still be required to pay for installation and are required to enter into a contract which requires them to connect the set-top box to a telephone line, which is fully operational and able to make outbound calls, for a twelve month period. We frequently run promotional offers under which standard installations can be purchased at prices discounted to the standard price.

      The services which a non-subscriber taking up the free set-top box offer receives depends upon the number of unencrypted services available on the Astra satellite system and also on whether third party broadcasters of encrypted non-subscription channels utilise the relevant conditional access services to make their channels available to satellite viewers who do not subscribe to pay television.

      The retail price for a set-top box to a customer during fiscal 2004 and currently is set out below:

Price (one-off) for set-top box	Price (including VAT, where applicable)
To subscribers
From 1 January 2002	Free
To non-subscribers
From 1 January 2003	Free

      Our charges for standard installation of satellite equipment during fiscal 2004 and currently are set out below (charges for installations which are non-standard vary):

Installation charge (one-off)		Price (including VAT, where applicable)
To subscribers
From 5 June 2002	Sky World subscribers	£60
	All other subscribers	£100
From 24 September 2004	Subscribers to all packages costing £19.50 or more per month	Free
	All other subscribers	£60
To non-subscribers(1)
From 1 January 2003		£120

(1)	See “Distribution — Free-to-view Satellite Proposition” below, for the installation price of our freesat proposition.

      We also offer our subscribers the opportunity to purchase up to three extra set-top boxes for use at the same residence as their original set-top box, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish (known as “Multiroom”). As well as the cost of the extra set-top box, an installation charge and monthly subscription charge (discounted as against our standard subscription charges) are also payable by the subscriber for each additional set-top box purchased. With each additional subscription the subscriber is able to obtain all the channels included in the package in his or her subscription for the original set-top box on one extra set-top box.

      The prices for each additional set-top box (“Multiroom box”) to our subscribers for equipment, installation and subscription during fiscal 2004 and currently are set out below:

Price for each additional Multiroom box	Price (including VAT, where applicable)
Set-top box price
Price of set-top box from 8 October 2002	£99(1)
Installation charge
Installation charge (standard) until 24 June 2004	£50(2)
Installation charge (standard) from 25 June 2004	£60(2)
Installation charge (standard) from 24 September 2004	Free(1)
Other installation charges
Incremental charge for any other installation (standard) at same time until 24 June 2004	£25
Incremental charge for any other installation (standard) at same time from 25 June 2004	Free(1)
Extra monthly subscription
Extra monthly subscriptions from 8 October 2002 (regardless of subscription package)	£15(3)
Extra monthly subscriptions from 11 May 2004 (regardless of subscription package)	£10

(1)	When taken with an extra Sky digital subscription.

(2)	During fiscal 2004 we ran various promotional offers under which no charge was made for the installation of a Multiroom box.

(3)	From 1 October 2003, Sky+ subscribers received a £5 discount, reducing the monthly subscription charge to £10.

      During fiscal 2004, we have continued to offer Sky+. Sky+ is a set-top box that we have developed which contains two satellite tuners and an integrated personal television recorder allowing an average of 20 hours of programming to be recorded directly on to a hard-disk recording facility contained within the set-top box. This enables DTH subscribers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another, to pause or rewind live television and to record automatically some series of favourite programmes. From time to time, we update the functionality of Sky+ (and the digital satellite set-top boxes) using software downloads which are broadcast via satellite into the set-top box.

      Subscribers pay one-off fees for the Sky+ set-top box and its installation and a monthly subscription fee to use its recording features. However, as of October 2003, if a subscriber subscribes to two or more Sky Premium Channels (excluding bonus channels and the Premium Sky Distributed Channels), no additional monthly subscription fee is charged for Sky+. The prices for Sky+ equipment, installation and subscription during fiscal 2004 and currently are set out below:

Price for Sky+	Price (including VAT, where applicable)
Set-top box price
Price of set-top box from 1 March 2003	£249
Price of set-top box from 22 August 2003	£199(1)
Installation charge
Installation charge for subscribers (standard) until 24 June 2004	£50(2)
Installation charge for subscribers (standard) from 25 June 2004	£60(2)
Installation charge for new subscribers only (standard) from 24 September 2004	Free
Installation charge for non-subscribers (standard) from 8 March 2003	£120
Other installation charges
Incremental charge for any other installation (standard) at same time until 1 October 2003	£25
Incremental charge for any other installation (standard) at same time from 2 October 2003	£10
Incremental charge for any other installation (standard) at same time from 25 June 2004	Free(3)
Monthly subscription
Monthly subscription for Sky+ functionality(4)	£10

(1)	During fiscal 2004, we frequently ran promotional offers under which the standard price of a Sky+ set-top box was discounted. We are currently running various promotional offers under which the price of a Sky+ set-top box is £99 or £149.

(2)	During fiscal 2004, we ran various promotional offers under which the installation charge for Sky+ was discounted for new subscribers.

(3)	When taken with an extra Sky digital subscription.

(4)	Since 1 October 2003, this monthly subscription fee has not been applicable to any DTH subscriber subscribing to two or more Sky Premium Channels (excluding bonus channels and the Premium Sky Distributed Channels).

      In late 2004, we are planning to launch a new, premium version of the Sky+ set-top box, to supplement the existing Sky+ set-top box, which will be available for a one-off price of £399 (plus installation and a monthly subscription for Sky+ functionality). This set-top box has an integrated personal television recorder with four times the storage capacity of the existing Sky+ set-top box, allowing an average of 80 hours of programming to be recorded, as well as having all of the other functionality of the existing Sky+ set-top box.

      Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. Such retailers generally receive payments from us in connection with the supply of satellite reception equipment under our free digital satellite reception equipment initiative and a commission for the sale of subscriptions to our DTH services. The level of sales of subscriptions varies depending upon the time of the year and the promotions and special offers made available. Installation services are provided to subscribers by some of the smaller retailers. We provide installation and equipment repair services through Sky In-Home Service Limited (“SHS”), one of our subsidiaries. In fiscal 2004, 0.8 million digital satellite reception systems were installed in the UK by or on behalf of SHS (fiscal 2003: 1.0 million; fiscal 2002: 1.3 million).

      We have built digital transmission and uplink facilities and have developed (in conjunction with others on a commissioned or licensed basis) a digital conditional access system, customer management systems, an EPG and navigation technology, as well as applications and online return path infrastructure to permit us to offer interactive television services.

Ireland

      In Ireland, both satellite equipment and subscriptions to our DTH services are offered directly by us and through a large number of Irish retailers. Such retailers, like their UK counterparts, generally receive payments from us in connection with the supply of digital satellite reception equipment under our free digital satellite reception equipment initiative and a commission for the sale of subscriptions to our DTH services. Some of the channels offered in Ireland differ from those offered in the UK.

      At 30 June 2004, there were approximately 323,000 DTH subscribers to our services in Ireland.

      Whilst our digital DTH services have been available in Ireland since December 1998, it was not until September 2000 that we made available the free set-top box offer to DTH subscribers in Ireland. To benefit from this offer, customers in Ireland must subscribe to our services. Since September 2002, a limited range of online interactive services has been provided to our DTH subscribers in Ireland.

Interactive

      Our DTH service allows a broadcaster, such as ourselves, to develop and offer its viewers enhanced and interactive services. We offer enhanced broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind the new Sky Vegas Live channel. We, and other broadcasters, are enhancing our channels with interactive services which can be accessed whilst the programming on the channel stays in view. In fiscal 2004, we derived £307 million in interactive revenue (fiscal 2003: £218 million; fiscal 2002: £186 million).

      Through our subsidiary Sky Interactive Limited (“Sky Interactive”), we provide an interactive television platform for the development and delivery of interactive services. The platform is also used to deliver the interactive services of third parties. We currently own and operate four stand alone interactive portals on our DTH platform (including the main Sky Active portal) which provide access to a broad range of interactive services including retail, betting, customer services and games. Major product launches on Sky Active during the fiscal year include the United Kingdom National Lottery service and the Friends Reunited service (a service allowing viewers to search a database for old school, university, club and work friends via their television, and send e-mails to individuals within the database).

      DTH viewers can access these interactive services by means of either stand alone portals (our Sky Active portal being one of them) or in conjunction with certain broadcast channels. Such interactive services include competitions, voting, messaging services, quizzes, home shopping, holiday bookings, games and betting, some of which relate to the programme content being shown on the relevant channel at the time.

      Sky Active (in common with other stand alone interactive portals) is currently offered free of charge to all DTH viewers and each viewer’s telephone line is the return path for these interactive services via a modem in the set-top box. Sky Interactive derives revenues principally from (1) premium rate telephone charges in connection with viewers’ usage of its services (such as pay-per-play games, voting and entries to quizzes); (2) revenue sharing in e-commerce transactions (e.g. retailing or betting) completed on the platform; (3) advertising; and (4) tenancy and technology fees charged to content providers who offer services by means of the platform, including licences of our Wireless Mark-Up Language adapted for television browser technology (see “Emerging Technologies” below) and backend infrastructure to third party broadcasters on the digital DTH platform. In addition, interactive revenues are earned from the set-top box subsidy recovery charges (relating to the Group’s subsidy of the cost to customers of our set-top boxes) which are included within the conditional access, access control charges and EPG charges made to customers on our DTH platform.

      We have continued to develop our interactive advertising technology, deploying advertising applications from July 2003 that make use of our browser technology with a view to enabling a wider range of interactive advertising services to be offered. Since our launch of interactive advertising in April 2000, over 500 interactive advertising campaigns have been broadcast by us and others via our DTH platform.

      Third party channels (and third party stand alone interactive portals such as PlayJam, YooPlay Games, Teletext Holidays, Directgov and Fancy A Flutter) are increasingly making use of the interactive potential of the digital DTH platform. Third party broadcasters such as the British Broadcasting Corporation (“BBC”), ITV, Channel 4, “five”, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Cartoon Network, TV-X and

the Disney Channel have successfully launched interactive services on our DTH platform, as have eight third party providers of stand alone interactive services (which are separate from those offered in conjunction with any television channel). These services include enhanced television, information services, games, betting, shopping, voting, holiday bookings, ringtone services and quizzes. Third party channels may offer such interactivity in conjunction with Sky Interactive or provide their interactive services independently, including making use of competing interactive infrastructures connected to our DTH platform.

      The Group offers a range of betting and gaming services under the “Sky Bet”, “Sky Bet Vegas” and “Sky Vegas” brands. The Sky Bet fixed odds sports betting service is available across multiple platforms, including by means of Sky set-top boxes (including Sky+), by telephone and on the internet. An on-line casino, licensed in Alderney in the Channel Islands, is offered by us on the internet and can be accessed at www.skybetvegas.com. Sky Bet also continues to develop a range of popular fixed odds numbers betting products offered under its UK bookmaker’s permit on our DTH platform, through both Sky Bet Vegas and the new Sky Vegas Live interactive television channel.

Issue of shares — deferred consideration for BiB

      Until May 2001, the interactive platform now operated by Sky Interactive was operated through a joint venture, BiB, which was owned 32.5% each by us and by BT Holdings Limited (“BT”), 20% by HSBC Holdings Plc (“HSBC”) and 15% by Matsushita Electric Europe (Headquarters) Limited (“Matsushita”). In May and June 2001, we completed the purchase of the shares in BiB held by the other shareholders through the issue of new BSkyB ordinary shares with a fair market value of £291 million at that time. On 11 November 2002, the Company issued 43.2 million shares with a fair value of £253 million at that time to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the agreement reached in July 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders’ rights under the earn out provisions in the agreement. These earn out provisions had provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders. Accordingly, these arrangements have now lapsed.

Cable Distribution

United Kingdom

      Two major multiple system cable operators, ntl and Telewest, operate almost all of the UK broadband cable systems. Both of these operators provide analogue and digital cable services across the majority of their systems and each accounts for a substantial proportion of our wholesale revenues, which are revenues derived from the supply of Sky Channels to UK and Irish cable platforms. In fiscal 2004, we derived £215 million in subscription fees from cable operators (fiscal 2003: £202 million; fiscal 2002: £279 million (subscription fees from cable and DTT platform operators)). We estimate that, as of 30 June 2004, the subscribers to these cable operators’ networks represented approximately 99% of all cable television subscribers in the UK (measured by reference to total cable subscribers, as reported to us by the cable operators).

      Between January 2002 and June 2003, there was a significant fall in the UK cable television subscriber base of 378,000, from a total of 3,644,000 subscribers to 3,266,000 subscribers. The first half of fiscal 2004 saw a period of stabilisation of the UK cable television subscriber base with 16,000 additional subscribers, with modest growth of 39,000 subscribers seen in the second half of the fiscal year (an overall increase in fiscal 2004 of 55,000 subscribers). As at 30 June 2004, there were approximately 3,321,000 UK cable subscribers (including broadband, narrowband and SMATV subscribers) of whom all but a very small proportion take programming from us.

      Cable operators pay us a monthly per subscriber fee per channel in respect of their subscribers to the Sky Basic Channels and a monthly per subscriber fee per channel package for the Sky Premium Channels. Since January 2002, the wholesale prices we charge have not included any discount structure. Like the previous rate cards setting out our wholesale prices, the current rate card allows cable operators to offer their customers any choice or combination of the Sky Premium Channels. The Sky Basic Channels are not included in our current wholesale rate card and we negotiate separate commercial arrangements with each cable operator for the carriage of these channels.

      On 15 July 2004, the financial restructuring of the Telewest group of companies (the “Telewest Group”) became effective. The Telewest Group has continued to pay its debts to us as they have fallen due.

      Although cable operators do not carry all Sky Channels, both ntl and Telewest carry all of the currently existing Sky Premium Channels on their digital cable networks. Both ntl and Telewest carry certain of the Sky Basic Channels on both their analogue and digital networks, but neither carries the enhanced Sky Channel services, such as Sky News Active and Sky Movies Active. As of November 2003, both cable operators now carry Sky Sports Xtra (also without the enhanced Sky Channel services) as a bonus channel to their customers who subscribe to both Sky Sports 1 and Sky Sports 2, and on an à la carte basis.

      Most narrowband cable networks (these are generally smaller cable companies) have a more limited channel capacity than digital satellite or digital cable and do not generally carry all of the Sky Channels.

Ireland

      In Ireland, cable subscriber fees for the Sky Premium Channels are charged on a per subscriber per channel package basis. The level of prices charged to cable operators for most Sky Channels is lower than in the UK.

      At 30 June 2004, there were approximately 574,000 cable subscribers to our programming in Ireland. We currently have arrangements in place with ntl Ireland and Chorus, the two leading Irish cable operators, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl Ireland and Chorus have launched, albeit on a limited basis, digital cable services in Ireland.

DTT Distribution

      We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via DTT in the UK. The channels broadcast via DTT by us, together with a number of other channels broadcast free-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand “Freeview.” These channels are broadcast on a DTT multiplex for which the licence is held by Crown Castle UK Limited (which owns and operates shared wireless communications and broadcast infrastructure). The BBC also holds a multiplex licence.

DSL Distribution

      See “Emerging Technologies” below in relation to our arrangements with Kingston Communications and VNL.

Free-to-view Satellite Proposition

      On 21 October 2004, we launched a new freesat proposition, offering purchasers access to over 200 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception equipment, including a digital satellite viewing card and standard installation, for £150. The free-to-view channels on DTH include Sky News, the BBC’s portfolio of digital television and radio services, and digital versions of the five traditionally analogue terrestrial channels. Access to the encrypted signals of ITV1, Channel 4 and “five” is available as a result of the provision of a digital satellite viewing card. There is no obligation for purchasers of this proposition to subscribe to a pay television service; however, the proposition offers an easy upgrade path to a DTH subscription with us for those customers who choose subsequently to add a pay television service to their viewing options.

Seasonality

      New subscriptions to our channels have tended to be highest in the second quarter of our fiscal year, the pre-Christmas period. As a result, our marketing costs have tended to be highest in the second quarter of each fiscal year. There is no assurance that these trends will continue in the future.

Advertising

      In fiscal 2004, we derived £312 million of our revenues from advertising sales revenue (fiscal 2003: £284 million; fiscal 2002: £251 million).

      In the UK, advertising agencies plan campaigns on behalf of their clients and allocate a proportion of each client’s proposed television spend to the divisions of broadcasters that specialise in the sale of television advertising, which are known as sales houses. The principal broadcasters in the UK with sales houses aside from us are ITV, Channel 4, “five”, Flextech (whose sales house is known as Interactive Digital Sales (“IDS”)) and Viacom Brand Solutions (“VBS”).

      Advertising agencies do not buy specific spots (defined as 30-second commercials) within particular programmes. Instead, agencies agree to spend a specified “share” of their clients’ advertising budgets with each broadcaster. These shares are, to a large degree, based on the percentage share of impacts that each sales house delivers. In advertising terms, an impact is defined as an individual watching one spot. The amount of advertising spend a broadcaster receives is proportionate to its share of audience viewing and the perceived quality of that audience, judged on the demographic profile and the propensity of the audience to buy or use the product or service.

      We sell (or authorise others to sell) advertising for all of the 16 Sky Channels (as well as for their multiplexes) around all programmes that are broadcast on these channels, irrespective of whether the programming was produced in-house or licensed from a third party. We also act as the advertising sales agent for the National Geographic Channel, Adventure One, Hallmark, The History Channel, Biography, MUTV, Chelsea TV, the eight Discovery Channels (Discovery, Home and Leisure, Travel and Adventure, Wings, Sci-Trek, Civilisations, Health and Animal Planet), FX, Artsworld and the seven EMAP channels (Q, Kiss, Magic, Kerrang, Smash Hits, The Box and The Hits) as well as for those channels’ multiplexes (other than The Hits). We sell advertising time across all of our channels, but can sell on a specific channel basis where requested.

      According to BARB estimates, across all UK Multi-Channel Homes, our share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) at 30 June 2004 was 17.0%, a slight decrease from 17.5% at the end of the previous fiscal year (fiscal 2002: 17.3%). Our subscribers’ households tend to be younger and more affluent than the average UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and male demographic profiles sought by many advertisers.

Competition

      We are a channel provider, a distributor of television services and, through our subsidiary, Sky Subscribers Services Limited, a DTH platform operator. We therefore compete with a number of communications and entertainment companies to obtain programming, for distribution, for viewers and for advertising sales.

Competition from other Television Channels

      The Sky Channels compete with other television channels for the acquisition of programming, for viewers, for distribution and (other than in the case of the BBC) for advertising and sponsorship revenue.

      In both the UK and Ireland, the television channels with the largest audience shares are the traditionally analogue terrestrial channels, which are broadcast free-to-air. In the UK, these channels are BBC1, BBC2, ITV1, Channel 4 and “five”, while in Ireland these are RTE1 and Network 2, the Irish language channel

TG4, and the commercial channel TV3. In the UK, as well as being available via analogue terrestrial television, the five traditionally analogue terrestrial channels are also available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis.

      In addition to these channels we compete with both the Sky Distributed Channels and with other television channels broadcast via satellite, cable, DTT and/or via DSL. These other channels may be broadcast by satellite free-to-air (either encrypted or unencrypted) or they may be independently-retailed pay television channels. The free-to-air encrypted and unencrypted channels (which, as at 18 October 2004, amounted to more than 180 digital satellite channels (including radio services)) can be received by anyone with appropriate satellite reception equipment (including the necessary conditional access equipment for the reception of encrypted channels) without payment of a subscription fee. Other than the digital satellite versions of the traditionally analogue terrestrial channels, none of these channels individually has a viewing share in the UK that approaches the combined Sky Channels’ share. However, the popularity of the non-Sky Channels available on our DTH platform can make our DTH offering more attractive to subscribers and potential customers.

      As at 18 October 2004, there were 40 encrypted digital satellite pay television channels (excluding pay-per-view) for DTH reception retailed independently of us. Additionally, as at that date, there were 18 such pay-per-view services, all of which are adult channels, except for two Setanta Sport pay-per-view channels and two adult channels that were both pay television and pay-per-view services.

      As we and other broadcasters all require some combination of films, sports, general entertainment and/or other programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions which could increase our programming acquisition costs, or which could mean that certain programming in which we are interested may not be available to us.

Cable Operators

      Cable operators compete with us as an alternative service to DTH distribution and carry the majority of the Sky Channels. There are a limited number of areas in the UK and Ireland where it may not be economically feasible to offer cable television services, such as some rural areas. Equally, there are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. Both ntl and Telewest provide analogue and digital cable services in the UK. In September 2004, ntl announced plans to use Local Loop Unbundling (LLU) to provide “triple play” services (broadband internet access, television and telephone) via DSL to customers in areas adjacent to its cable areas. It has ordered 52 exchanges for Q3 2004, which it has stated will enable it to reach a further 2 million homes beyond areas in which its cable networks are currently available. ntl Ireland and Chorus offer both analogue and digital cable and multipoint microwave distribution system (“MMDS”) television services in Ireland (albeit on a much smaller scale than in the UK). According to the Office of Communications (“Ofcom”), cable networks currently cover approximately 50% of UK homes, whilst, according to the Commission for Communications Regulation (“Comreg”) (the telecommunications regulator in Ireland), cable and MMDS services cover nearly 75% of Irish homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst 39% of Irish homes currently subscribe to cable and MMDS television services.

      Cable distribution of the Sky Channels represents a source of additional operating income for us. A reduction in, or the loss of, such operating income may negatively affect our business.

Digital Terrestrial Television

Freeview

      Take-up of Freeview services has grown quickly since its launch in October 2002. According to BARB estimates, as at 30 June 2004, there were 3,084,000 homes in the UK with access to Freeview services.

      It is likely that as a result of the availability of free-to-air television channels via DTT, beyond the five traditionally analogue terrestrial channels, some consumers will choose to take such free-to-air DTT services in preference to a pay service, just as some customers may remain satisfied with analogue free-to-air.

      There is currently no DTT service in Ireland. In 2001, the Irish Government sought to introduce a commercial DTT service with a free-to-air component in Ireland, but in the absence of any viable bids to operate the network, the proposal was withdrawn in 2002. In 2004, the Irish Government commenced a re-evaluation of the options for the roll-out of a DTT network in Ireland. As part of this process, it has announced its intention to establish a trial DTT service involving the transmission network owned and operated by RTE (the Irish state broadcaster) in the Dublin area. No such trial service has yet been launched.

Top Up TV

      Top Up TV (which launched on 31 March 2004) offers a pay television service via DTT. Top Up TV comprises five DTT channels, on which programming from ten digital television channels is broadcast (for example, programming from one digital television channel is broadcast on one of Top Up TV’s DTT channels between 6 am and midday, whilst programming from a different digital television channel is broadcast on the same DTT channel during other hours of the day). A subscription to the service costs £7.99 per month. A subscription to programming from an adult digital television channel, which is broadcast on one of Top Up TV’s DTT channels late at night, costs £9.99 per month.

      The service can be received only by households with a DTT set-top box (or an integrated digital television set) which has conditional access technology within it, or with a Conditional Access Module (“CAM”) plugged into a set-top box (or integrated digital television set) which has a Common Interface Socket. Most DTT set-top boxes (and integrated digital television sets) that have been sold to date do not include such technology, although Common Interface Sockets are now a mandatory feature on all integrated digital television sets.

Free-to-view Satellite Proposition

      The introduction by us in October 2004 of our freesat proposition (see “Distribution — Free-to-view Satellite Proposition” above) has provided an alternative multichannel television service to households, which might elect to take up such service instead of our pay-television offerings.

New Technologies (Competition)

      New technologies, such as third generation cellular telephone networks (3G) and DSL networks, provide additional means by which video content can be delivered to viewers. The development of 3G services in the UK and Ireland, however, is at a relatively early stage, for example, in relation to the roll-out of, and numbers of subscribers to, such services. 3G services are not yet available for non-business subscribers in Ireland. DSL services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. According to Ofcom, as at June 2004, there were approximately 2.8 million subscribers to DSL services in the UK. However, only a very limited number of these subscribers currently use these services for digital television, the great majority using these services for broadband internet access only. According to Ofcom, as at 30 June 2004, approximately 9,000 television homes in the UK were viewing television via a DSL platform.

Competition in Programming

      The operators of such networks compete with us for the acquisition of programming rights. For example, in 2003, Vodafone UK and the mobile communications company “3” secured the mobile rights to show near live clips of FAPL football for the three seasons beginning with the 2004/05 season, for which we also bid.

Competition in Distribution

      The operators of such networks also compete with us as an alternative service to DTH distribution. For example, VNL uses DSL technology to provide broadcast and video-on-demand television services in the London area. Currently, none of the Sky Channels are sold by us to such third party DSL operators on a wholesale basis for distribution by them on their networks (although we wholesale the PremPlus service to VNL (see “Programming — Pay-Per-View” above)). We do however, retail certain of our channels directly to homes connected to Kingston Communications’ and VNL’s DSL networks, having contracted for a network access service with each platform operator (see “Emerging Technologies” below). In addition, we provide content, such as news and sports clips, for inclusion in the broadband internet services offered by the operators of certain of such networks.

Digital Switchover

      The UK Government has stated that it intends to switch off the transmission of analogue terrestrial television in the UK and that this is likely to be completed by 2012. We understand that the process will take approximately four years to complete and could begin in some areas as early as 2007. On switching off analogue transmission, the power of the DTT signal will be increased and the coverage of the existing DTT network will rise from approximately 73% to approximately 93% or more (depending on how many of the 1,154 terrestrial transmitters are converted to digital). Ofcom is currently consulting on proposed licence conditions for Channels 3, 4 and 5 that would require those channels to achieve the same DTT coverage as is currently achieved in analogue. The DTT transmitter network may, therefore, be extended so that DTT coverage matches the existing analogue core coverage of 98.5%. Switching off analogue terrestrial transmission will, in any event, enable DTT to be made available to households who cannot currently receive it.

      Following analogue terrestrial transmission being switched off, all households wishing to continue to receive television services will need to convert to digital television. Current options for digital television reception are DTT, digital satellite via our DTH service (either as a subscriber, or as a non-subscriber) and, in some areas, cable or DSL. There may be other options for digital television available in the future. The extent to which households may choose another platform in preference to digital satellite (which is already generally available to them) is difficult to predict.

Home Videos and DVDs

      Home video sales and rentals (including DVDs) have historically been strong in the UK. In addition to offering consumers an alternative source of programming to terrestrial, cable and satellite television, the video window (which includes DVDs) for new films generally starts before both the pay television window and the pay-per-view television window. The video window typically commences approximately ninety days following a film’s UK cinema release. Currently, the pay-per-view television window generally commences six months later. We have, to date, been able to develop a significant customer base for our pay-per-view services and movie channels, notwithstanding competition from the home video industry and increased competition from DVDs.

Advertising

      Our primary competitors for television advertising sales are ITV plc (formed by the merger of Granada plc (“Granada”) and Carlton Communications plc (“Carlton”), which completed in February 2004) which sells advertising on ITV1 and ITV2 (as well as some smaller channels), Channel 4 (which also sells advertising for E4), “five”, IDS (which sells advertising on behalf of UKTV and the Flextech channels Living, Bravo, Trouble and Challenge), and VBS (which sells advertising on behalf of Viacom, MTV and Nickelodeon). In October 2003, the Secretary of State for Trade and Industry confirmed that the proposed merger between Carlton and Granada could proceed if certain undertakings could be agreed between Granada, Carlton and the Office of Fair Trading. Undertakings were agreed on 14 November 2003 and a mechanism known as CRR (Contract Rights Renewal) remedy was introduced to protect media buyers and advertisers from the increased market power enjoyed by the merged ITV plc. CRR allows media buyers and advertisers that contract directly with ITV to renew the terms of their existing 2003 share deals without change. In addition, in respect of agreements that include a share commitment, the advertisers/ media buyers are able to reduce the share committed to ITV commensurate with any decline in ITV’s share of impacts (relative to its share in 2002). It is generally believed by us and other independent broadcasters that ITV’s share of impacts will decline in the future.

      Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 24.5 and 24.4 million television homes, respectively, in the UK (both digital and analogue), with approximately 87% of the estimated 24.7 million television homes in the UK receiving an acceptable “five” terrestrial analogue signal. In addition, according to BARB survey estimates, as at June 2004, approximately 12.9 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing share than any individual Sky Channel. As a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able to generate greater advertising revenues than we do. We also compete with the Sky Distributed Channels and all other commercial channels for television advertising sales.

      Within UK Multi-Channel Homes, however, the Sky Channels in aggregate attract viewing levels which are comparable to some of the traditionally analogue terrestrial channels. This suggests to us that, as the number of Multi-Channel Homes increases, our competitive position with respect to advertising revenues may improve. Additional growth from the free-to-view offerings, Freeview and our freesat proposition, should also improve the revenue share of the Sky Channels which are available as part of these offerings. The Sky Channels jointly have an overall viewing share (within Multi-Channel Homes) significantly greater than each of Channel 4 and “five” in those homes, although the Sky Channels’ combined viewing share is still less than that of ITV1 in these homes. Based upon BARB surveys for the 52 weeks ended 30 June 2004, the viewing shares in UK Multi-Channel Homes of the traditionally analogue terrestrial channels and the combined Sky Channels were, respectively, BBC1 19.3%, BBC2 7.0%, ITV1 19.2%, Channel 4 7.2%, “five” 4.9%, and the Sky Channels 11.3% (of which Sky One accounted for 27% of the Sky Channels’ viewing share (and had an individual viewing share of 3.0%)). The remaining 31.1% of viewing in UK Multi-Channel Homes was of other (non-Sky) satellite, cable and DTT channels.

Technology and Infrastructure

      We control access to encrypted DTH channels through the use of a conditional access system, VideoGuard (see “Encryption of Digital Services” below). Apart from the smart card (a credit card size plastic card containing a chip that provides conditional access functionality) and the software in the set-top box, to which we retain title, we do not own the satellite reception equipment in DTH subscribers’ homes (this equipment is owned by viewers, whether or not they are subscribers). All costs associated with the acquisition of subscribers, including the cost of satellite reception equipment, are charged immediately to the profit and loss account and are therefore not included within capital expenditure.

      Underpinning the EPG in the set-top box is an operating system which we license from OpenTV, Inc. (“OpenTV”). The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH set-top boxes once the application is downloaded to the set-top boxes. This simplifies the development of applications for the set-top box and ensures universal availability of services to all DTH set-top boxes. The operating system in each set-top box is fully licensed in perpetuity upon payment of a per set-top box royalty by the set-top box manufacturer to OpenTV.

      The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. We have, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these set-top boxes in order to accommodate additional and increasingly complex services. We cannot be certain that this course of action will always be available to us.

Encryption of Digital Services

      VideoGuard is a conditional access technology which can be used to encrypt and decrypt digital television and audio services. We use it to control DTH viewers’ access to encrypted satellite non-subscription channels and encrypted digital pay and pay-per-view television and audio channels broadcast on digital satellite for reception in the UK and/or Ireland.

      We use the VideoGuard technology and distribute smart cards in the UK and Ireland under an agreement with NDS Limited which expires in 2010, but is renewable, at our option, for a further three years. NDS supplies smart cards and undertakes ongoing security development and other support services in return for the payment of fees by us.

      In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to protect against unauthorised DTH reception of our services. We believe that there are no pirate devices capable of unauthorised decryption of our services extant at this time. We will take appropriate measures to counter any unauthorised reception, including implementing effective over-the-air countermeasures and seeking available legal remedies, both civil and criminal, reasonably available to us. We also periodically replace smart cards in circulation with smart cards containing progressively more sophisticated technology. Such replacement has the effect of rendering useless smart cards then in circulation, whether genuine or counterfeit. The first periodic replacement of digital smart cards since our digital launch in October 1998 was successfully completed in November 2003.

      We are actively working with cable companies in the UK to investigate the use of any cable piracy devices. We believe that we have suffered a loss of wholesale cable revenue as a result of the availability of cable piracy devices (in relation to both analogue and digital cable services). We are unable to quantify this loss, including whether or not such loss is material. We have not (to date) invoiced any cable company in respect of such lost cable revenues and therefore, such lost revenues have not been recognised within our Consolidated Financial Statements.

      In the case of delivery of our channels to cable operators, they generally receive our signal via secure landlines. In some cases, we also provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator’s feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers who are authorised and equipped to receive the service.

Encryption of Channels Retailed by Third Parties

      Any potential DTH broadcaster wishing to operate and independently retail an encrypted television service within the UK and Ireland needs either to acquire an alternative encryption and conditional access technology from someone other than us, and build its own decoder base capable of receiving transmissions encrypted using that technology, or, in respect of digital services, to contract with us for conditional access services in respect of access to the installed VideoGuard decoder base.

      In addition to providing broadcast conditional access services, both for our own DTH offerings and those of third parties, we provide digital access control services for interactive services produced by us and others, including using a telephone return path to carry out transactions between suppliers and viewers. These broadcast conditional access and access control services are regulated by Ofcom. See “Government Regulation — Broadcasting and Telecommunications Regulation — European Union — Electronic Communications Directives”.

Satellites

      We lease the majority of the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators from SES ASTRA (“SES”), the operator of the Astra satellites. SES is 100% owned by SES GLOBAL, a Luxembourg company in which the Luxembourg State and GE Capital hold interests of 11.58% and 24.58%, respectively, with the balance held by other international financial institutions, communications groups, institutional and private investors and Luxembourg public institutions.

We also lease four transponders via a sub-lease from BT on the Eurobird satellite, which is owned and operated by Eutelsat.

      For the transmission of our DTH service, we have 28 transponders leased from SES on SES satellites Astra 2A, 2B and 2D. All but four of our digital transponder leases (on SES satellites) are for a period of ten years with varying end dates between 2008 and 2011. Three of the remaining four leases expire in 2007, and the fourth in 2005. The extension of the lease which expires in 2005 is currently being negotiated. We also have rights to extend certain of the initial lease periods.

      We use some of the transponders that we have leased for the Sky Channels. Some transponder capacity (and in some cases all of the capacity on a particular transponder) is sub-leased to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.

      The term of the digital leases on the Eurobird satellite expires in October 2013.

      We have been designated a “non pre-emptible customer” under each of our transponder leases. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES or Eutelsat in favour of another broadcaster which has pre-emption rights over capacity in preference to some other customers. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES pursuant to which back-up capacity may be available for some of our transponders based on an agreed satellite back-up plan.

      We have also put in place disaster recovery plans in the event that we experience any significant disruption of our transponder capacity. To date, we have not experienced any such significant disruption. However, the operation of both the Astra and Eutelsat satellites is outside our control and a disruption of transmissions could have a material adverse effect on our business, depending on the number of transponders affected and its duration.

      Our transponder leases with SES provide that our rights are subject to termination by SES in the event that SES’s franchise is withdrawn by the Luxembourg government.

Capital Expenditure Programme

      In August 2004, we announced a capital expenditure programme of approximately £450 million which is to be incurred over the next four years and which is to support our growth strategy. This expenditure will be in addition to core capital expenditure, which is expected to remain at around £100 million annually. The peak of this expenditure is expected in fiscal 2005. The capital expenditure programme includes building a new Advanced Technology Centre, further investment in our customer relationship management centres and systems, increasing contact centre capacity, building and/or acquiring new training facilities, refurbishing existing property and building, and/or acquiring, new property and facilities. We expect to finance the programme from operating cash flows.

      Capital expenditure on our customer relationship management centres and systems and on our Advanced Technology Centre is described in further detail below. The remaining expenditures are required in order to service future subscriber growth more effectively. We are planning to build a new training centre for our customer-facing staff to ensure that our customer service standards remain at the forefront of the industry. Additionally, we intend on investing in a property programme to ensure that our Osterley (Isleworth) campus is fully scalable with our long term growth plans. At 30 June 2004, the costs incurred in relation to the increased contact centre capacity and training facilities, the refurbishment of existing property and the building, and/or acquiring of, new property and facilities were not material.

      As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.

The Customer Relationship Management Centres and Sky In-Home Service Limited

      Our customer relationship management centres are based in Scotland. The centres’ functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels, the Sky Distributed Channels, and, through one of our subsidiaries, for two third party channels, North American Sports Network and Setanta Sports. Through a subsidiary, we also deliver customer services for both our own, and certain third party, interactive television services, BSkyB telephony services, our video-streaming services, and the personal video recorder TiVo.

      The customer relationship management centres also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides a nationwide installation service of digital satellite reception equipment directly into customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base in relation to digital satellite reception equipment which is both in, and out of, warranty.

      During the course of the last four fiscal years, we have invested more than £170 million in our customer relationship management centres. This expenditure has been focused principally on completely replacing the centres’ existing customer management and billing systems with new, state-of-the-art applications and also on improving the existing physical infrastructure of the centres. The replacement of the customer management and billing systems will also involve the migration of all existing customer data onto the new applications. This project is ongoing and in accordance with other projects of this size and complexity, there is a risk that the implementation may not be completed as currently envisaged, either within the proposed timescale or budget, or that the anticipated business benefits may not be fully achieved. In addition, the high level of change inherent in the implementation of the new systems absorbs considerable management time and may disrupt normal business operations. The implementation of the new applications has been deferred several times since the inception of the project and we currently anticipate implementation to be completed during fiscal 2005.

      See Item 8 “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” for details of a claim by us against Electronic Data Systems Corporation and Electronic Data Systems Limited in respect of the systems integration, software development and business implementation services provided to the Group as part of the Group’s investment in customer relationship management software and infrastructure.

Playout and Uplink Facilities

      Our uplinking facility, located in Chilworth, England, provides primary uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite.

      The majority of our television channels are played out from one of the buildings on our main site at Osterley. The Isleworth-sourced channels are fed to the uplink site at Chilworth using a fibre link, which is backed up by a diversely routed secondary link in case of any malfunction in the primary fibre route. In the event of failure of our primary playout site, we have alternative facilities available, though at the present time, the restoration of services would not be immediate. However, we have almost completed the construction of an Advanced Technology Centre which will provide a complete back-up playout facility, and which we currently anticipate will go live during fiscal 2005. Expenditure on the facility to 30 June 2004 was £15 million, which was funded out of internally generated cash flows.

      For those third parties to whom we sub-lease transponder capacity, we have agreements in place to provide uplinking facilities as well.

      In the fiscal year to 30 June 2003, we completed the investment of approximately £4 million in our second uplink facility at Fair Oak, England. This facility provides a back-up uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite.

Emerging Technologies

      In the UK, consumer broadband DSL access remains focused on the provision of internet access with typical speeds of approximately 0.5 Megabits per second (Mbit/s) (which is not fast enough to support quality video services). Two operators have developed DSL networks with the capacity to deliver digital television services to homes: Kingston Communications in Kingston-upon-Hull and VNL in parts of London. We use both these networks to retail television services to connected homes (having contracted for a network access service with the relevant DSL platform operator).

      In Kingston-upon-Hull, we have, since 1 November 2002, retailed certain of the Sky Channels and a number of channels owned by third parties to subscribers via Kingston Communications’ DSL network (as at 30 June 2004, approximately 4,000 subscribers).

      We began offering subscriptions to certain of the Sky Channels to households connected to VNL’s platform in August 2004. VNL distributes pay-television and broadband access services via a DSL platform that it has established in Greater London (as at 31 March 2004 approximately 3,300 subscribers), marketed under the brand “Homechoice”. Although the service has existed for several years, VNL undertook a refinancing in 2003 and has extensively revised its service as a consequence. The latest version of the service was launched commercially in May 2004 and offers access to a range of broadcast channels and video-on-demand content, including movies packaged together with broadband internet access. VNL intends, subject to raising the necessary financing, to extend its DSL platform throughout the UK. We have entered into an agreement with VNL which gives us access to VNL’s platform to enable us to retail the Sky Premium Channels to customers who already subscribe to VNL’s services. In addition, VNL provides us with certain customer management, billing and sales agency services in respect of our subscribers receiving the Sky Premium Channels via VNL’s platform. In return for these services, we pay VNL a fixed monthly fee per subscriber who subscribes to a Sky Premium Channel on the VNL platform.

      We are currently also evaluating other possible means of distributing our services other than by DTH, cable, DSL and DTT, such as by Digital Audio Broadcasting (DAB), the internet, General Packet Radio Service (GPRS) and 3G.

      We have developed an internet-compatible microbrowser application to work with current digital satellite set-top boxes which deploys an enhanced Wireless Mark-Up Language (“WTVML”). Whilst not enabling access to the World Wide Web, the nature of the microbrowser makes it suitable for the vast majority of e-television and e-business applications on a digital television platform. As WTVML is based on internet standards which are familiar to web developers, content can be authored more easily than if the platform’s existing OpenTV Application Programming Interfaces were to be used. Working with the browser also facilitates greater interoperability between different television devices and the internet.

      WTVML has recently been published as a European Telecommunications Standards Institute (“ETSI”) standard, making it available for deployment on other devices and platforms. We anticipate that we will launch a new commercial model for e-business services on our DTH platform in fiscal 2005, which we anticipate will have the effect of stimulating the conversion of many web services into WTVML-based services.

      We have also developed technology allowing WTVML services to be transcoded into formats suitable for other networks. This will allow us to manage the deployment and distribution of interactive e-business services to other small footprint devices, including mobile phones and other television networks.

      Sky also participates actively in the Digital Video Broadcasting (“DVB”) standardisation group and is helping to drive an activity called “The Portable Content Format” which hopes to build on the above interoperability principles, and create market growth in television-based interactive services by delivering interoperability on a large scale.

      We are currently developing a High Definition Television (“HDTV”) offering. HDTV delivers a superior picture compared to standard definition television. It is also the preferred format for a growing number of television productions in various genres including sports, drama, entertainment and music. We expect to launch a premium HDTV service during calendar 2006 with a set of dedicated high definition channels and access to selected events produced in high definition format. In order to receive these services, subscribers will need a new set-top box, which is currently in development. We will also need to obtain additional satellite capacity to broadcast the high definition channels, and will need to invest in the necessary broadcasting infrastructure.

Minority Equity Investments

      In March 2004, we disposed of our 20% interest in QVC (UK), operator of QVC — The Shopping Channel for £49 million.

      In July 2003, we sold our 9.9% equity interest in Chelsea Village plc, the parent company of Chelsea Football Club, for £6 million. In October 2003, we sold our 9.9% equity interest in Manchester United PLC, with whom (together with Granada Media Group Limited) we hold an interest in the MUTV Limited joint venture, for £62 million. Leeds United PLC, the parent company of Leeds United football club, in which we hold a 9.1% stake, went into administration in March 2004.

      In April 2000, we acquired a minority equity interest in KirchPayTV. KirchPayTV became insolvent in fiscal 2002 (see notes 4, 5 and 14 of the Consolidated Financial Statements included within Item 18).

New Markets

      We examine and discuss with third parties, from time to time, acquisition possibilities and joint ventures in media-related areas in the UK, continental Europe and elsewhere.

GOVERNMENT REGULATION

      We are subject to regulation primarily in the UK and the European Union. The regimes which affect our business include broadcasting, telecommunications and competition (anti-trust) laws and regulation.

BROADCASTING AND TELECOMMUNICATIONS REGULATION

United Kingdom

Communications Act 2003

      The Communications Act 2003 (the “Communications Act”) introduced reforms of the broadcasting and telecommunications regulatory regimes in the UK. It established a new framework under the jurisdiction of a new single unified regulator, Ofcom, which replaced the five previous regulatory bodies responsible for these sectors, including the Office of Telecommunications (“Oftel”) and the Independent Television Commission (“ITC”).

      The Communications Act enables Ofcom to introduce a new system for the management of spectrum designed both to ensure efficient use of spectrum and to protect the quality of spectrum. This new system may include a system of recognised spectrum access (“RSA”) which would afford protection from interference to satellite downlinks and would include a voluntary charging mechanism for spectrum used for satellite downlinks. This system is yet to be implemented, and is likely to be subject to public consultation by Ofcom in the last quarter of calendar 2004. Ofcom also intends to introduce progressively a system of spectrum trading, beginning in the last quarter of calendar 2004. This is not intended to embrace spectrum used for satellite downlinks until a system of RSA is implemented.

Ofcom review of public service broadcasting

      Ofcom is currently undertaking, under the Communications Act, a review of public service broadcasting. In September 2004, Ofcom published its second report on this review in which it considered the position of public service broadcasting after digital switchover. In the report, Ofcom makes a number of proposals, one of which is the creation of a “Public Service Publisher” (PSP), a newly publicly-funded service, which Ofcom considers would ensure a continued plurality in the provision of public service broadcasting.

      Ofcom considers that the PSP would require up to £300 million funding a year. It contemplates three possible sources of funding for the PSP: general taxation, an enhanced television licence fee, or a tax on the turnover of UK licensed broadcasters. It is therefore possible, if the Government and Parliament were to accept the PSP proposition and fund it under the broadcaster tax model, that the Group would be required to contribute to such funding.

Our Television Services Licences

      The broadcasting services provided by us are currently regulated by Ofcom as Television Licensable Content Services (“TLCS”) and Digital Television Programme Services (“DPS”) pursuant to the Broadcasting Act 1990, as amended and supplemented by the Broadcasting Act 1996 (together, the “Broadcasting Acts”) and the Communications Act.

      We and our broadcasting joint ventures each currently hold a TLCS licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits the operation of a cable or satellite service but does not confer on a TLCS licensee the right to use any specified satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met. We have also been issued a DPS licence, which is required for the distribution of our channels via DTT.

Ofcom Powers

      In common with all television licences issued by Ofcom, our licences impose on us an obligation to comply with the Codes and Directions issued by Ofcom from time to time. The Codes include requirements as to impartiality and accuracy of news programming, requirements as to taste and decency and the portrayal of sex and violence, and restrictions on the quantity and content of advertisements. These requirements were inherited by Ofcom which took over the responsibility from the ITC (and other legacy regulators) for the enforcement of these Codes. In July 2004, Ofcom published a consultation document on a proposed new Broadcasting Code, to replace six Codes inherited from the ITC and other legacy regulators (the Broadcasting Standards Commission (BSC) Code on Fairness and Privacy, the BSC Code on Standards, the ITC Programme Code, the ITC Code of Programme Sponsorship, the Radio Authority (“RA”) News and Current Affairs Code and Programme Code, and the sponsorship rules contained in the RA Advertising and Sponsorship Code). The consultation period ended on 5 October 2004, though we do not know when the Codes will be finalised.

      Ofcom may revoke a licence in order to enforce the restrictions contained in the Broadcasting Acts (as amended by the Communications Act) on the ownership of media companies, or in the event that the characteristics of the licensee change so that it would not be granted a new licence. In addition, the amended Broadcasting Acts prohibit “disqualified persons” from holding certain licences. Disqualified persons include any bodies whose objects are wholly or mainly of a political nature and advertising agencies. Religious bodies are prohibited from holding certain licences but can seek Ofcom’s prior approval to hold other types of licences (including a TLCS or DPS licence).

Media Ownership

      The UK’s rules in respect of media ownership, which are contained in the Broadcasting Acts and the Communications Act, currently preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in any Channel 3 licence (which covers the 15 regional ITV1 licences and GMTV). Certain restrictions also apply to the ownership of local radio businesses by persons that own local newspapers in the same area (or to persons who are connected to such persons). There are also certain restrictions on the ownership of multiple radio multiplex licences. The Communications Act has also introduced a “plurality” test for media mergers (see “UK Competition Law Regime — Enterprise Act 2002 — Additional Measures” below).

Digital Terrestrial Television

      The Broadcasting Act 1996 established a framework for DTT broadcasting in the UK. Certain “multiplex” frequencies are currently used to transmit public service and other channels. In August 2002, the ITC confirmed its conditional decision to award three multiplex licences to the BBC and Crown Castle UK Limited for an initial twelve year term. As part of an agreement with Crown Castle UK Limited, we agreed to supply initially versions of three channels, namely Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform marketed under the brand “Freeview” (see “History and Development of the Group and Business Overview — Distribution — DTT Distribution” above).

Listed Events — Limits on Exclusive Distribution Rights

      The Broadcasting Act 1996 (as amended by the Communications Act) provides that no UK broadcaster may undertake the exclusive live broadcast of certain sporting or other events of national interest designated by the Secretary of State from time to time (“listed events”), whether on a free-to-air or subscription basis, without the previous consent of Ofcom. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in the UK. On 12 August 2004, Ofcom published a consultation on a draft Code on listed events which largely seeks to formalise the listed events regime as then applied.

      A list of designated events in Ireland has also been defined, under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Ireland.

Our Telecommunications Licences

      We operated under a number of class licences under the Telecommunications Act 1984 in relation to the technical side of our transmissions until 25 July 2003, when these class licences were revoked by the Communications Act and replaced with authorisations or continuation notices. The most important of these relate to conditional access, EPGs and access control services for digital transmissions. These are discussed further in the context of the UK’s implementation of European Union legislation (see “European Union — Electronic Communications Directives” below).

European Union

The Television Without Frontiers Directive

      The EC Television Without Frontiers Directive 1989 (“TWF Directive”), as revised in 1997, sets forth basic principles for the regulation of broadcasting activity in the European Union. The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive. The European Commission is responsible for monitoring compliance and has authority to initiate infringement proceedings against Member States which fail to implement the TWF Directive properly. The European Commission is reviewing the provisions of the TWF Directive through a work programme, in consultation with interested parties.

Programme and Independent Productions Quotas

      The TWF Directive requires Member States to ensure “where practicable and by appropriate means” that (a) broadcasters reserve a majority proportion of their transmission time for European works, and (b) broadcasters reserve at least 10% of their transmission time or, at the discretion of the Member State, at least 10% of their programming budget for European works created by producers who are independent of broadcasters (in relation to (b) an adequate proportion of such works should be produced within the five years preceding their transmission). The term “where practicable and by appropriate means” is not defined in the TWF Directive and is left for the interpretation of each Member State. In applying these requirements, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services are excluded.

      A condition requiring licensees to comply with these requirements of the TWF Directive, where practicable, and having regard to any guidance issued by Ofcom for the purpose of giving effect to the relevant provisions of the TWF Directive, was introduced by Ofcom into all Broadcasting Act licences (including TLCS and DPS licences) in December 2003. Prior to December 2003, the ITC and the Department for Culture, Media & Sport monitored broadcasters’ quota data but compliance with these requirements was not a condition of Broadcasting Act licences. Ofcom has yet to issue any guidance on the relevant provisions of the TWF Directive, although in October 2004 it published draft guidance for consultation. The deadline for comments on this consultation is 9 December 2004. Ofcom is therefore unlikely to publish substantive guidance on its interpretation of the terms of the TWF Directive until 2005.

      A number of our channels currently meet the relevant quota requirements for both European works and European independent productions. Some of our channels only meet one of the relevant quotas and some do not meet either quota. For those channels that do not currently reserve the required proportion of relevant transmission time to European works or to European independent productions, it may not be practicable to do so, in which case those channels would still comply with the condition in their Broadcasting Act licences.

      The draft guidance set out in Ofcom’s consultation document would, if adopted, require television broadcasters who consider that it would not be practicable to meet one or more of the quota requirements, to explain why to Ofcom, which will advise whether any remedial measures are necessary. If Ofcom does not accept that it is not practicable for a broadcaster to meet the relevant quota requirements, possible consequences may include Ofcom issuing a direction under the Broadcasting Act licence requiring compliance with the licence condition and a fine for contravention of the licence condition. Ofcom also has the ultimate power to revoke a broadcaster’s Broadcasting Act licence where it is found to be in breach of its licence (if no other remedies are considered appropriate). Ofcom’s approach to enforcement of the licence conditions is not yet known and is not addressed in the draft guidance published for consultation.

Electronic Communications Directives

      The EC Electronic Communications Directives, which comprise the Access Directive, Authorisation Directive, Framework Directive and Universal Services Directive, (together the “EC Directives”) came into force in April 2002. They established a framework for the regulation of electronic communications networks and services and associated facilities within the European Union. Their provisions were implemented in the UK by the Communications Act in July 2003 and are regulated in the UK by Ofcom.

      The EC Directives, notably the Framework and Access Directives, apply to us in relation to the regulation of conditional access services, access control services, EPGs and standards for the transmission of television signals. The EC Directives have not, however, materially changed these regulatory regimes.

Conditional Access Services and Technology

      The regulation of conditional access for digital television services is carried out in the UK under the Communications Act, the principal requirements of which are:

•	that the provision of conditional access services to other broadcasters should be on fair, reasonable and non-discriminatory terms;

•	that providers of conditional access services should co-operate with cable operators regarding transcontrol (the process of changing a conditional access system) at cable head-ends; and

•	that, where conditional access technology is licensed to manufacturers of digital decoders, such licences should be on fair, reasonable and non-discriminatory terms.

      These requirements have been applied as conditions imposed under the Communications Act on our subsidiary Sky Subscribers Services Limited (“SSSL”), which has been identified as a provider of conditional access services.

      In May 2002, Oftel published a statement of policy regarding the pricing of conditional access services and in October 2002 published revised guidelines on the pricing of conditional access services. These guidelines continue to be applied by Ofcom. Ofcom is likely to consult on possible revisions to these guidelines towards the end of calendar 2004.

Access Control Services

      The provision of access control services (which include services, other than conditional access and EPG services, that control access to digital television services) is also regulated. Our subsidiary, SSSL, is currently designated a regulated supplier in respect of its activities in providing access control services to third parties on our DTH platform and it is, among other things, subject to the obligation to provide such access control services on fair, reasonable and non-discriminatory terms and not to favour related companies. This designation, set out in a continuation notice issued by Oftel under the Communications Act in July 2003, will remain in place for as long as SSSL is considered to have significant market power. In November 2003, Oftel commenced a review under the Communications Act to determine whether any provider of access control services has (or, in the case of SSSL, continues to have) significant market power. The deadline for comments on the consultation document was in January 2004. Ofcom has yet to publish its conclusions to this consultation; in the meantime, SSSL continues to be subject to the regulatory regime under this continuation notice.

Regulation of Electronic Programme Guides

      In addition to being required to hold a TLCS license in relation to our EPG, the provision of EPG services is also regulated. We are required to provide these services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. These requirements have been applied under a continuation notice issued by Oftel in July 2003. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act, the deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies. The Communication Act does not, however, envisage that the basis of regulation of EPGs will change.

      We are also required to offer listings on our EPG in accordance with Ofcom’s Statement on Code on Electronic Programme Guides (July 2004) (“EPG Code”), which applies to all providers of EPG’s licensed under the Broadcasting Acts. This requires us to give public service channels (which currently comprise all BBC television channels, ITV1, Channel 4, “five”, and S4C Digital and the digital public teletext service) such degree of prominence as Ofcom considers appropriate. Ofcom’s EPG Code provides guidance as to its interpretation of this requirement. We are also obliged by Ofcom’s EPG Code, inter alia, to provide EPG services on fair, reasonable and non-discriminatory terms; not to give undue prominence to connected channels; to maintain and publish an objective policy for allocating listings; and not to require exclusivity on an EPG for any service.

Transmission Standards

      The use of standards for the transmission of television signals are also governed by the EC Directives (notably the Access and Universal Services Directives) which required Member States to impose transmission standards on broadcasters of television services. These requirements on technical standards have been implemented in the UK by The Advanced Television Services Regulations 2003 and are administered by Ofcom.

Interoperability

      Under the terms of the Framework Directive, the European Commission published its review of progress towards facilitating access for content providers to multiple platforms in July 2004. The European Commission found that there was no case for mandating the use of technical standards for the delivery of interactive services at present, but that Member States should continue to promote open and interoperable standards for interactive digital television. The European Commission will review whether there is sufficient progress again in 2005.

Ireland

      We are currently not regulated by the Irish national communications regulatory authority, the Commission for Communications Regulation (“ComReg”), as the services offered by us fall under the jurisdiction of Ofcom in the UK. All of the EC Directives were also implemented in Ireland on 25 July 2003. During the consultations concerning the implementation of the EC Directives in Ireland, ComReg indicated that it would be seeking to regulate our Irish operations. However, in June 2003, ComReg clarified that it would not, for the time being, seek to regulate the provision of access to broadcasting networks or the delivery of content services to end users in Ireland under the EC Directives.

Working Time Directive

      The Working Time Directive aims at protecting workers from health and safety problems which may arise from working long hours. It confers rights on workers in relation to the number of hours they can be required to work, rest periods, breaks and annual leave. In particular, it lays down provisions for a maximum 48 hour working week, averaged over a 17 week period. Employees are able to opt-out of this 48 hour limit at the time of signing their contract of employment and work longer hours, giving employers greater flexibility in organising work patterns.

      The European Commission has published proposals to amend the provisions for opting out which would result in an employee not being able to opt-out for the first 13 weeks of employment. Additionally an employee could not work for more than 65 hours in any week and tighter provisions for compensatory rest (for those who work long hours) are proposed.

      These proposals, if adopted, could reduce our flexibility in deploying employees and may result in additional employment costs.

COMPETITION (ANTI-TRUST) LAW

      We are subject to the European competition law regime (administered by the European Commission and by the competition authorities and civil courts in each Member State) and to individual national regimes in the countries in which we operate, of which the principal country is the UK. We are also subject to specific competition regulation by Ofcom under powers contained in the Communications Act.

UK Competition Law Regime

The Competition Act 1998

      On 1 March 2000, the Competition Act 1998 (“Competition Act”) came into force in the UK. It aligns UK domestic competition law with European law, in particular Articles 81 and 82 of the EC Treaty.

Anti-Competitive Agreements

      The Chapter I prohibition of the Competition Act prohibits agreements which have the object or effect of preventing, restricting or distorting competition in the UK. An agreement will only infringe the Chapter I prohibition if it is likely to have an appreciable effect on competition.

      Agreements which fall within the scope of the Chapter I prohibition will not be prohibited where their beneficial effects in improving production or distribution or promoting technical or economic progress outweigh their restrictive effects, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

      The Chapter II prohibition of the Competition Act prohibits abusive behaviour by dominant firms.

      Infringement of Chapter I or Chapter II may result in significant consequences including fines, voidness or unenforceability of all or part of infringing agreements, prohibition of infringing conduct and potential liability to affected third parties (notably for damages).

Effect on Our Affairs

      In January 2000, the Office of Fair Trading (“OFT”) announced that it was to conduct a competition review of BSkyB’s position in pay television (in the UK). In December 2000, the OFT announced that this review had led it to open an investigation under the Competition Act into BSkyB’s activities, in particular the wholesale supply of our premium channels to third party distributors in the UK. In December 2002, following the submission by BSkyB of written and oral representations, the OFT announced that BSkyB had not been found in breach of the Competition Act. Both ntl and the liquidator of ITV Digital requested, under the Competition Act, the OFT to vary or withdraw its decision concerning BSkyB. On 29 July 2003, the OFT announced that it had rejected both applications. The period in which both ntl and the liquidator of ITV Digital had the right to appeal this decision of the OFT to the Competition Appeal Tribunal expired in October 2003, without any appeal having been made.

      In November 2001, the arrangements relating to the “At The Races” joint venture (made between Arena Leisure plc, the Group, Channel Four Television Corporation and The Racecourse Association Limited (“RCA”)) were notified to the OFT seeking either a clearance or exemption under Chapter I of the Competition Act. In April 2004, the OFT issued its decision in which it found that the Chapter I prohibition of the Competition Act had been infringed to the extent that the notified arrangements entailed the collective sale by the 49 racecourses of certain of their media rights to At The Races. The OFT did not impose a penalty on the notifying parties. Both the RCA and the British Horseracing Board have appealed the OFT’s decision to the Competition Appeal Tribunal which has yet to issue its judgement.

Enterprise Act 2002

Market Investigations

      The market investigation provisions of the Enterprise Act 2002 (“Enterprise Act”) provide that the OFT may make a market investigation reference to the Competition Commission (“CC”) where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or a part of the UK. Ofcom has market investigation powers, concurrent with the OFT, in relation to the communications sector.

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

      Any decision by the OFT, the CC or Ofcom relating to market investigations can be appealed to the Competition Appeal Tribunal (on a judicial review basis).

Additional Measures

      The Enterprise Act has reformed UK competition law in a number of other ways:

•	a criminal cartel offence has been created, applying to those participating in arrangements involving price fixing, market sharing, bid rigging or limitations of production. This criminal offence operates alongside the existing civil regime under the Competition Act. Investigations are carried out by the OFT and the Serious Fraud Office. The maximum penalty for infringement (for those individuals found to have committed the offence) is up to five years’ imprisonment or a fine, or both; and

•	provisions enabling company directors to be disqualified for involvement in (or failure to take steps to prevent) a breach of UK or European competition law have been introduced.

      The Communications Act has amended the Enterprise Act merger control provisions to introduce a “plurality” test for mergers between broadcasters (or involving broadcasters and newspaper enterprises). Under the plurality test, the Secretary of State is able to intervene in, and take decisions concerning, mergers involving broadcasters, on the basis of both a competition-based test and the additional plurality test. The Government issued guidance in May 2004 stating, however, that its policy is to consider intervention only where the media ownership rules have been removed by the Communications Act, save in exceptional circumstances (which would be where the Secretary of State considers that the merger would give rise to serious public interest concerns).

Effect on our Affairs

      Our operations are subject to both the Enterprise Act and the Communications Act. To date, there have been no market investigation references made to the CC which concern the communications sector. The Secretary of State has yet to invoke the media plurality intervention powers in relation to a media merger.

Ofcom Competition Jurisdiction

Broadcasting Act 1990

      In addition to its concurrent powers under the Competition Act, Ofcom has a duty to promote competition in relevant markets and to ensure fair and effective competition in the provision of television services and those connected with them.

      There have been no rulings by Ofcom or the ITC that have had a material adverse effect on our business during fiscal 2004.

Irish Competition Law Regime

      Our operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of dominant positions, and mergers.

European Union Regime

Anti-Competitive Agreements

      Article 81(1) of the EC Treaty renders unlawful agreements and concerted practices which may affect trade between Member States and which have as their object or effect the prevention, restriction or distortion of competition within the Common Market (that is, the Member States of the European Union collectively). An agreement may infringe Article 81 only if it is likely to have an appreciable effect on competition. Article 81(2) makes offending provisions (and, in some cases, the entire agreement) void. Article 81(3) provides an exception to the provisions of Articles 81(1) and 81(2) for agreements whose beneficial effects in improving production or distribution or promoting technical or economic progress outweigh their restrictive effects, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.

Abuse of a Dominant Position

      Article 82 of the EC Treaty prohibits abuse by one or more enterprises of a dominant market position in the Common Market or a substantial part of it, insofar as the abuse may affect trade between Member States.

Mergers

      The European Commission regulates mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an enterprise and which meet certain turnover thresholds specified in the EC Merger Regulation. Such transactions cannot be carried out without prior approval from the European Commission. Where the European Commission has jurisdiction under the EC Merger Regulation, national authorities do not normally have jurisdiction.

Effect On Our Affairs

European Commission Investigation — Football Association Premier League Limited

      The European Commission has undertaken investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Economic Area (“EEA”), including the sale of exclusive broadcast rights to football matches by the FAPL.

      In August and October 2003, the FAPL announced that the Group had been awarded (subject to contract) all four packages of live UK rights to FAPL football and two “near live” packages of delayed UK rights (television and internet respectively) to FAPL football, four of the five packages of live television rights in Ireland and two “near live” packages of delayed rights (television and internet respectively) in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season.

      On 16 December 2003, the European Commission announced that it had reached provisional agreements with the FAPL and with the Group in respect of its investigations into the FAPL’s joint selling of the broadcasting rights to FAPL football matches for seasons 2004/05 to 2006/07 and the proposed award of all four packages of live rights in the UK to the Group.

      The FAPL provisionally agreed, among other things, that after the 2006/07 FAPL season, the tendering procedures for television rights will ensure that no single buyer is able to acquire exclusively all of the centrally-marketed live FAPL rights packages (and that these packages will continue to be balanced); it also provisionally agreed to examine, jointly with the European Commission, the way in which its tender processes are conducted, to ensure that they do not exclude potential competitors. The Group provisionally agreed, among other things, to offer to sub-license rights to broadcast a set of up to eight live FAPL matches per season (for the three seasons commencing 2004/05) to another broadcaster.

      Following consultation with third parties and further dialogue with the Group, the European Commission and the Group agreed certain modifications to the provisional agreement announced on 16 December 2003. On the basis of the performance by the Group of certain commitments given by the Group to the European Commission (concerning the future retailing and wholesaling of the Group’s channels featuring live FAPL coverage and the offer of a sub-licence of rights mentioned above), the European Commission has confirmed in a “comfort letter” that it has fully and finally settled its investigations in connection with the Group’s bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and the FAPL.

      In accordance with its commitments to the European Commission, the Group conducted a tender process for a proposed sub-licence of rights to broadcast six or eight live FAPL matches per season. On 12 May 2004, the Group announced that it had concluded the tender process and that none of the bids received had attained the reserve price per match which had previously been agreed with the European Commission. The Group will not, therefore, sub-license those rights.

      The European Commission has published a notice inviting third party comments on its intention to adopt a decision under Regulation (EC) 1/2003 making the commitments offered by the FAPL legally enforceable and subsequently to close its file in relation to the FAPL’s joint selling of the media rights to FAPL matches on an exclusive basis. The deadline for comments was 14 July 2004. The outcome of this consultation has not yet been disclosed and the European Commission has not yet adopted any decision.

European Commission Investigation — Movie Contracts

      The European Commission continues to investigate the terms on which movies produced by major US movie studios are supplied to distributors, including pay television operators, throughout the European Union. The European Commission has not yet issued a Statement of Objections (the document in which it sets out the grounds on which it considers the EU competition rules to have been breached) to the studios. The Group understands this has been delayed due to some procedural issues being raised by a number of the studios.

      It has also been reported in the UK press (September 2004) that the European Commission is holding settlement negotiations with a number of the studios, with a view to the studios committing to remove certain offending terms from their output agreements with pay television operators. The European Commission has not, however, made any statement on these negotiations.

      The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether this investigation or its outcome will have a material effect on the Group.

European Commission Sector Inquiry — “New Media” Sports Rights

      The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other “new media” companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by “new media” operators to such content is not unduly restricted.

      The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether the investigation or its outcome will have a material effect on the Group.

PROPERTY, PLANT AND EQUIPMENT

      Our headquarters are located at leasehold and freehold premises in Osterley, England.

      The principal properties of the Group are as follows:

				Current
				annual
				rent
				or	Approximate
				licence	square foot
Location	Tenure	Use	Term	fee	area

2, 5, 6 and 7 Grant Way	Freehold	Offices, studios and	n/a	n/a	155,504
and Cromwell Centre,		storage
Centaurs Business Park, Osterley,
Isleworth, England

Athena Court, Centaurs Business	Leasehold	Offices	Lease expires	£990,000	52,583
Park, Osterley, Isleworth, England			23 June 2008

1 Grant Way,	Freehold	Offices and studio	n/a	n/a	55,000
Centaurs Business Park, Osterley, Isleworth, England

3a/3b Grant Way,	Freehold	Offices, storage and	n/a	n/a	30,676
Centaurs Business Park, Osterley,		workshop
Isleworth, England

4 Grant Way,	Freehold	Offices and technology	n/a	n/a	40,718
Centaurs Business Park, Osterley, Isleworth, England

New Horizons Court,	Leasehold	Offices	Lease expires	£546,147	26,095
Courtyard Units 1-7			25 June 2007
The Courtyard, Brentford, England

New Horizons Court,	Leasehold	Offices	Lease expires	£2,509,255	139,399
Units 1-4, Brentford, England			25 December 2011

West Cross House,	Leasehold	Offices	Lease expires	£1,349,296	88,400
Brentford, England			26 March 2019

West Cross 7	Leasehold	Offices	Lease expires	£125,944	12,110
Centaurs Business Park, Osterley,			20 May 2014
Isleworth, England			Breaks 21 May 2007, 21 May 2008 and 21 May 2009

206 Harlequin Avenue,	Freehold	Offices	n/a	n/a	5,000
Brentford, England

The Chilworth Research Centre,	Leasehold	Satellite uplink	Lease expires	£1	18,850
Southampton, England			25 February 2087

Knowle Lane, Fair Oak,	Freehold	Satellite uplink	n/a	n/a	43,087
Eastleigh, England

123 Buckingham Palace Rd,	Leasehold	Offices	Lease expires	£1,834,300	36,500
London, England			31 March 2017 with an option to terminate at 24 March 2012

Marcopolo House and Arches,	Leasehold	Sub-let	Lease expires	£2,406,847	85,509
Queenstown Road, London			24 December 2013

Welby House	Leasehold	Offices	Lease expires	£311,250	8,138
96 Wilton Road, London			15 January 2015

1, 2, 4 and 5 Macintosh Road,	Freehold	Contact centres	n/a	n/a	128,000
Kirkton Campus, Livingston, Scotland

Carnegie Campus,	Leasehold	Contact centre	Lease expires	£500,000	75,431
Dunfermline, Scotland			29 September 2020

				Current
				annual
				rent
				or	Approximate
				licence	square foot
Location	Tenure	Use	Term	fee	area

New Logic House,	Leasehold	Offices	Lease expires	£222,000	13,900
Kirkton South, Livingston,			03 October 2017
Scotland

Logic House,	Leasehold	Offices	Lease expires	£221,584	13,849
Kirkton South, Livingston,			03 October 2017
Scotland

Citygate Dunfermline,	Leasehold	Offices	Lease expires	£294,081	9,650
Scotland			03 October 2017

      See “History and Development of the Group and Business Overview — Technology and Infrastructure — Capital Expenditure Programme” above in relation to our proposed capital expenditure on property.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

      The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, included within Item 18. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Note 28 to our consolidated financial statements provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business, and provides a reconciliation from UK GAAP to US GAAP. Details of our critical accounting policies are provided in the “Critical Accounting Policies” section below.

OVERVIEW AND RECENT DEVELOPMENTS

      Sky has delivered another year of strong financial results, producing our second full year of positive earnings since the launch of Sky digital in October 1998. Total revenue for fiscal 2004 was £3,656 million, an increase of 15% over fiscal 2003. Total operating expenses before goodwill and exceptional items increased by 8% to £3,056 million, generating an operating profit margin before goodwill and exceptional items of 16%, up from 11% in fiscal 2003. Total operating expenses after goodwill and exceptional items increased by 8% to £3,175 million. Goodwill and exceptional items are discussed separately below. The cash flows associated with growth in revenues and profitability have enabled us to reduce net debt by £676 million in the year to £429 million. We also resumed dividend payments, which commenced with an interim dividend payment on 23 April 2004 of £53 million (2.75 pence per share) and has been followed with a proposed final dividend to be paid on 19 November 2004 of £63 million (3.25 pence per share).

      At 30 June 2004, the total number of DTH digital subscribers in the UK and Ireland was 7,355,000, representing a net increase of 510,000 subscribers on the prior year. We have announced that our longer term target for DTH digital subscribers in the UK and Ireland is 10,000,000 in 2010. The mix of packages taken by subscribers continues to be weighted towards premium packages, with 52.4% of all DTH subscribers taking the top tier Sky World package at the end of the fiscal year, a decline of one percentage point from 53.4% at 30 June 2003. DTH churn for the year was 9.7%.

      The total number of households in the UK and Ireland receiving one or more Sky Channels increased to 14,334,000 at 30 June 2004. This was driven by DTH growth, a small increase in the number of households subscribing to a television service via cable, and an increase in the number of households receiving the Freeview, free-to-air digital terrestrial channels, as free-to-air-only homes continued to replace analogue with digital reception equipment.

      On 21 October 2004, we launched a new freesat proposition, offering purchasers access to over 200 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. For further details see Item 4 “Information on the Company — History and Development of the Group and Business Overview — Distribution — Free-to-view Satellite Proposition”.

      The number of Sky+ households continued to grow during the year, increasing by 292,000 to 397,000. 22% of new Sky+ subscribers in the last quarter of fiscal 2004 were new subscribers. This has contributed to the uptake of the Multiroom product, with the number of households taking two or more set-top boxes increasing from 165,000 to 293,000 in the year. We have also announced our long-term target is to achieve 30% Multiroom and 25% Sky+ penetration of DTH subscribers in 2010.

      Multi-channel television’s combined share of total television audience in the UK continues to grow, increasing by 9% over the previous year to 26% in the last quarter of fiscal 2004, according to viewing figures from BARB. In the last quarter of fiscal 2004, the viewing share of Sky Channels across all UK television homes remained above 6%.

      Sky Sports had an 11% increase in viewing share across UK television homes over the prior year. The 2004/05 football season, which started in August 2004, will be the most televised on Sky Sports, with viewers offered over 450 live matches. With the commencement in August 2004 of the new FAPL broadcast contracts, Sky Sports is showing 88 live games in the 2004/05 season, up from 66, and an additional 50 live games, up from 40, are being offered on a pay-per-view basis. A new interactive service is offering one FAPL match per week in full on a delayed basis plus extended highlights of every FAPL match played that day.

      Sky was awarded the contract in March 2004 to supply a news service to the terrestrial channel “five”, and Sky News launched a dedicated news service for Ireland on 10 May 2004.

      As a result of upgrades during the year, our debt has moved to investment grade. On 8 December 2003, Standard & Poor’s increased the Group’s credit rating to BBB- and, on 9 December 2003, Moody’s Investor Service increased the Group’s credit rating to Baa3, with the outlook on both ratings being ‘stable’.

      In August 2004, we announced a capital expenditure programme of approximately £450 million which is to be incurred over the next four years and which is to support our growth strategy (see Item 4 “Information on the Company — History and Development of the Group and Business Overview — Technology and Infrastructure — Capital Expenditure Programme”).

      We are currently in discussions with our lending banks to replace our £600 million revolving credit facility (“RCF”) with a new RCF, maturing on 30 July 2010.

OPERATING RESULTS

Revenues

      Our principal revenues result from DTH subscribers, cable subscribers, the sale of advertising on our wholly-owned channels, and the provision of interactive services.

      Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Revenues from the provision of pay-per-view services, which include Sky Box Office, are included within DTH or cable subscriber revenues as appropriate.

      Our cable subscription revenues (also referred to as wholesale revenues), which are revenues derived from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

      Our advertising revenues are a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions.

      Interactive revenues include income from betting, on-line advertising, e-mail services, e-commerce, telephony income from the use of interactive services (e.g. voting), text services, and set-top box subsidy recovery earned through conditional access and access control charges made to customers on the Sky digital platform.

      Other revenues principally comprise revenues from the installation of digital satellite reception equipment, Sky+ and Multiroom set-top boxes sales revenues, Sky Talk (our telephony service) revenues, sales of set-top boxes, service call revenues, warranty revenues, customer management service fees, conditional access fees and access control fees.

Operating expenses

      Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and betting costs.

      Programming represents our largest single component of costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers.

      Under our pay television agreements with the US major movie studios, we generally pay a US dollar denominated licence fee per movie calculated on a per movie subscriber basis, subject to a minimum guarantee, which was exceeded some time ago. We currently manage our US dollar/ pound sterling exchange risk primarily by the purchase of forward foreign exchange agreements for up to 18 months ahead (see Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Currency Exchange Rates”). Offering multiplexed versions of our movie channels on the digital DTH platform and on digital cable incurs no additional variable rights fees.

      Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay no such fee at all. Under a number of our distribution agreements we guarantee payment against percentages of the total number of subscribers to our basic packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.

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

      Marketing costs include commissions payable to retailers and other agents for the sale of subscriptions; promotional and related advertising costs; and the costs of our own direct marketing to our DTH subscribers. In addition, marketing costs include the cost of providing free or subsidised digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer. A significant part of marketing expenditure is subject to the discretion of management.

      Subscriber management costs include customer relationship management (“CRM”) costs, supply chain costs, and associated depreciation. CRM costs are those associated with managing the existing subscriber base, including subscriber handling and DTH subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ and Multiroom set-top boxes, including smart card costs. CRM costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipment and the installation cost to us in excess of the amount actually received from the customer for such installation, as these costs are included within marketing costs.

      Administration costs include channel management, facilities and other operational overhead and central costs. Amortisation of goodwill arising on the acquisitions of BiB and SIG is included within administrative costs. The goodwill arising on these acquisitions is being amortised over seven years from the respective dates of acquisition, on a straight-line basis.

      Betting costs mainly comprise the cost of payouts for winning bets placed through our wholly-owned bookmaker, Hestview Limited, which operates telephone, internet and interactive betting services under the brand name “Sky Bet”.

2004 FISCAL YEAR COMPARED TO 2003 FISCAL YEAR

      Our results for fiscal 2003 have been restated, following the adoption of UITF 38 in fiscal 2004. This has resulted in a restatement of operating expenses, net, operating profit, profit on ordinary activities before taxation, profit on ordinary activities after taxation, and basic and diluted earnings per share.

Revenues

      The Group’s revenues can be analysed as follows:

	Revenues

	2004		2003

	£m	%	£m	%
DTH subscribers	2,660	73	2,341	74
Cable subscribers	215	6	202	6
Advertising	312	9	284	9
Interactive	307	8	218	7
Other	162	4	141	4

	3,656	100	3,186	100

DTH subscriber revenues

      DTH subscriber revenues increased to £2,660 million in fiscal 2004 compared to £2,341 million in fiscal 2003. The improvement of 14% in fiscal 2004 was driven by a 10% increase in the average number of DTH subscribers, and a 3% increase in average DTH subscription revenue per subscriber, to £356 at 30 June 2004 from £344 at 30 June 2003.

      The total number of UK and Ireland DTH subscribers increased by 510,000 in fiscal 2004. One factor contributing to this increase was the low level of DTH churn. DTH churn for the year was 9.7% (2003: 9.4%).

      The increase in average DTH subscription revenue per subscriber reflected the change in our UK retail prices along with increased subscription revenues from products such as Sky+ and Multiroom set-top boxes.

Cable subscriber revenues

      Cable subscriber revenues increased by 6% to £215 million in fiscal 2004 compared to £202 million in fiscal 2003. This increase was attributable to the receipt of £6 million of audit monies from ntl and increases in the average revenue per subscriber resulting from changes to wholesale pricing from January 2004 (for further details see Item 4 “Information on the Company — History and Development of the Group and Business Overview — Distribution — Cable Distribution”).

      At 30 June 2004, there were 3,895,000 (2003: 3,871,000) UK and Ireland cable subscribers to our programming.

      In fiscal 2004, we charged UK cable operators between £10.35 and £20.30 (2003: £9.97 and £19.10) per subscriber for packages of Sky Premium Channels, dependent upon the number of Sky Premium Channels to which the cable customer subscribed. The percentage of cable subscribers who subscribed to Sky Premium Channels is far lower than that for DTH subscribers. As a result, on average, cable subscribers (including Irish cable operators’ subscribers) accounted for 35% of total subscribers (2003: 38%), although cable subscription revenues accounted for only 7% (2003: 8%) of total subscription revenues.

      ntl and Telewest, who represented in excess of 99% of the UK broadcast cable industry (2003: 99%) (measured by reference to total cable subscribers, as reported to us by the cable operators), accounted for 99% of our cable subscriber revenues in fiscal 2004 (2003: 99%).

      For further details on our major cable customers, ntl and Telewest, see Item 4 “Information on the Company — History and Development of the Group and Business Overview — Distribution — Cable Distribution”.

Advertising revenues

      Advertising revenues increased by 10% to £312 million in fiscal 2004 from £284 million in fiscal 2003. This increase reflects the growth in total UK advertising revenue, growth in Sky’s viewing share, the growth in agency commissions earned on the sale of advertising on behalf of those channels that have appointed Sky Sales to represent their airtime sales during the year, and the growth of airtime sales in Ireland.

      Our share of television advertising revenues has increased in recent years as viewing levels to our channels have increased (in part due to the growth in subscribers to our channels) and as we have added other third party channels to our sales portfolio. Our share of total UK advertising revenue increased by 6% in the current year. The other main determinant of advertising revenue levels is overall television advertising revenue growth.

Interactive revenues

      Total interactive revenues, including both Sky Active and betting revenues, increased by 41% to £307 million in fiscal 2004 from £218 million in fiscal 2003.

      Sky Active revenues increased by 15% to £116 million in fiscal 2004 from £101 million in fiscal 2003. This was due to a combination of increases in retail revenues through SkyBuy (the Group’s retail operation), interactive television gaming, third party betting, revenues from interactive advertising, premium rate telephony revenues and platform access fees paid by third party broadcasters and interactive service providers.

      Sky Bet revenue increased by 63% to £191 million in fiscal 2004 from £117 million in fiscal 2003, primarily due to the 85% increase in fiscal 2004 in the total number of bets placed across all platforms from fiscal 2003.

Other revenues

      Other revenues increased by 15% to £162 million in fiscal 2004 from £141 million in fiscal 2003, due to the sale of a greater volume of Sky+ and Multiroom set-top boxes as well as increased Sky+ and Multiroom set-top boxes installation revenues.

Operating expenses, net

      The Group’s operating expenses, net, can be analysed as follows:

	Operating expenses, net

	2004		2003

	£m	%	£m	%
Programming	1,711	54	1,604	54
Transmission and related functions	146	4	143	5
Marketing	396	12	400	14
Subscriber management	371	12	324	11
Administration	376	12	359	12
Betting	175	6	108	4

	3,175	100	2,938	100

Programming

      Programming costs increased by 7% to £1,711 million in fiscal 2004 from £1,604 million in fiscal 2003. Programming costs are stated net of amounts receivable from the disposal to third parties of programming rights not acquired for use by the Group of £11 million (2003: £12 million).

      Sky Sports channels’ programming costs increased by 11% to £803 million in fiscal 2004 from £723 million in fiscal 2003. This increase was driven by contractual increases in rights costs and the addition of UEFA Champions League football from the 2003/04 season.

      Sky Movies channels’ programming costs decreased by 1% to £393 million in fiscal 2004 from £397 million in fiscal 2003, reflecting continued weakness of the US dollar and therefore a favourable movement in the average rate at which the Group was able to purchase dollars compared to fiscal 2003. These savings were partially offset by increased subscriber volumes and pricing increases in certain studio contracts.

      Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, increased by 3% to £360 million in fiscal 2004 from £351 million in fiscal 2003. This increase was due to the 10% increase in the average number of DTH subscribers and new channels added to the platform, partially offset by savings resulting from contractual renegotiations as we renewed carriage deals with MTV, Nickelodeon, Paramount, Music Choice, E4, Film Four and Eurosport.

      Entertainment programming costs increased by 26% to £118 million in fiscal 2004 from £94 million in fiscal 2003, mainly due to the regular review of programme stock balances during the year, which resulted in the acceleration of certain amortisation charges totalling £28 million, in accordance with the Group’s policy in respect of programme stock accounting.

      News programming costs decreased by 5% to £37 million in fiscal 2004 from £39 million in fiscal 2003, due to the cost of covering the war in Iraq in the prior year.

Transmission and related functions

      Transmission and related functions costs (net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £28 million in fiscal 2004 (2003: £26 million)) increased by 2% to £146 million in fiscal 2004 from £143 million in fiscal 2003.

Marketing

      Marketing costs decreased by 1% to £396 million in fiscal 2004 from £400 million in fiscal 2003. This decrease was driven by a £22 million reduction in acquisition marketing costs to £256 million, due to lower set-top box unit prices and fewer installations. Retention marketing also decreased by £2 million from fiscal

2003 to £32 million. These decreases were partly offset by increased above-the-line expenditure, up £10 million from fiscal 2003 to £49 million, and other marketing costs up £10 million to £59 million, as a result of the Sky+ and programming campaigns which ran this year.

      Marketing costs continued to be significant, partly as a result of the continued free digital satellite reception equipment offer to new customers. The impact in fiscal 2004 of these costs was £191 million (2003: £217 million).

Subscriber management

      Subscriber management costs increased by 15% to £371 million in fiscal 2004 from £324 million in fiscal 2003. Supply chain costs, including the cost of goods sold in respect of Sky+ and Multiroom set-top boxes, increased by 24% to £173 million in fiscal 2004 from £140 million in fiscal 2003, reflecting the growth in Sky+ customers during the year. Also included within supply chain costs is the cost of stock for SkyBuy, the Group’s retail operation, which increased by £12 million in the year to £18 million. CRM costs increased by £9 million to £157 million in fiscal 2004 from £148 million in fiscal 2003, due to the growing subscriber base. However, CRM cost per subscriber has declined by 3% as the associated costs are offset by continued efficiencies achieved in the contact centres. Depreciation costs increased by £5 million to £41 million in fiscal 2004 from £36 million in fiscal 2003, due to increased depreciation in respect of CRM assets developed and capitalised over the past three years.

Administration

      Administration costs, including goodwill amortisation and operating exceptional items, increased by 5% to £376 million in fiscal 2004 from £359 million in fiscal 2003. This is mainly a result of increased technology and facilities costs, costs resulting from increased compliance obligations, and the release in fiscal 2003 of a £5 million provision against ITV Digital programming debtors. These increases were partly offset by a decrease in goodwill amortisation from £121 million to £119 million. This decrease is explained below in the “Goodwill” section.

Betting

      Betting costs increased by 62% to £175 million in fiscal 2004 from £108 million in fiscal 2003, directly as a result of the growth in betting revenues. Betting gross margin (including duty and levy) increased to 9% in fiscal 2004 from 8% in fiscal 2003.

Operating profit and operating margin

      Operating profit after goodwill amortisation and exceptional items increased by £233 million to £481 million in fiscal 2004 from £248 million in fiscal 2003. This increase was driven by the increase in revenues, as detailed above, partly offset by the increase in operating expenses, primarily due to the increase in programming costs and betting costs as detailed above.

      Operating margin (calculated as total revenues less all operating expenses before goodwill amortisation and exceptional items) for fiscal 2004 was 16%, up from 11% in fiscal 2003, largely as a result of total revenues increasing at a faster rate than programming costs.

Goodwill

      Goodwill amortisation, which is included in administration costs, above operating profit, decreased by 2% to £119 million in fiscal 2004 from £121 million in fiscal 2003. This comprises the amortisation of goodwill for the £272 million and £543 million goodwill arising on the acquisitions of SIG and BiB respectively, over seven years from the date of acquisition on a straight-line basis. The reduction in amortisation of £2 million was due to the £5 million provision made in fiscal 2003 against goodwill which originally arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of SIG, which provided statistics on the sports industry), partly offset by the

£3 million provision made in the current year against the goodwill that arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry).

Non-operating exceptional items

          2004

Profit on disposal of fixed asset investments

      On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million.

      On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million.

Amounts written off fixed asset investments, net

      In accordance with the accounting treatment required by UK GAAP, the £33 million provision held against our investment in Manchester United plc was released during fiscal 2004, following the sale of our shareholding as described above. In fiscal 2004, we made a further provision against our remaining minority equity investments in football clubs, leading to a non-cash exceptional charge of £9 million. The provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

          2003

Amounts written off fixed asset investments, net

      At 31 December 2002, we made a further provision against our minority equity investments in football clubs, leading to a non-cash exceptional charge of £21 million. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred. At 30 June 2003, we reduced our provision against our investment in Chelsea Village plc by £3 million, following the agreement to sell our minority interest in July 2003.

      At 31 December 2002, we reduced our deferred revenue balance by £5 million relating to minority investments in new media companies, and reduced both our investment and provision against our investment by £5 million accordingly. This was a result of the new media companies no longer requiring the services for which the deferred balance was being held.

      At 31 December 2002, we made a provision against our investment in OpenTV, leading to a non-cash exceptional charge of £3 million, bringing the carrying value of our investment in OpenTV to nil. Between 12 February 2003 and 24 March 2003, we disposed of our entire investment in OpenTV shares, leading to a nil profit or loss on disposal.

      In March 2003, we disposed of our investment in Streetsonline for total consideration of £1 million, which had been held at a cost of £6 million less provision of £6 million. These amounts were written back upon disposal of our investment in Streetsonline, leading to an exceptional credit of £1 million.

Joint ventures and associates

      Our share of the net operating results from joint ventures and associates before goodwill decreased to a £5 million net loss in fiscal 2004 from a £3 million net profit in fiscal 2003. This reflects a write down of £11 million by At The Races in respect of capitalised infrastructure costs and media rights prepayments, partly offset by an improvement of £3 million due to the improved performance of certain programming joint ventures, including National Geographic Channel and Music Choice Europe. We continue to invest in programming joint ventures managed by our wholly-owned subsidiary, Sky Ventures Limited.

          Joint ventures’ and associates’ goodwill amortisation, net

      On 30 April 2004, Sky and Arena Leisure plc acquired Channel 4’s shares and loan notes in At The Races, increasing the Group’s shareholding to 50% (subsequently reduced to 47.5%, following the issue of shares by At The Races in October 2004). At the same time, the shareholder loans were capitalised, giving rise to negative goodwill of £11 million, which was immediately released to the profit and loss account. The remaining joint ventures’ goodwill amortised during the year of £1 million relates to goodwill that arose from the purchase of a 50% stake in Artsworld in December 2003.

Net interest payable

      Interest payable and similar charges, net of interest receivable and similar income, decreased by 29% to £81 million in fiscal 2004 from £114 million in fiscal 2003. This decrease was a result of a reduction in average gross debt to £1,102 million for fiscal 2004 from £1,461 million for fiscal 2003 as well as an increase in interest receivable due to higher levels of cash held. Our average cash and liquid resources balance for fiscal 2004 was £300 million, compared to £113 million for fiscal 2003.

Taxation

      The total net tax charge for fiscal 2004 of £158 million includes a current tax charge of £127 million and a deferred tax charge of £34 million, offset by a £3 million net adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, this results in an underlying effective tax rate on ordinary activities of 30%. A reconciliation of the Group’s current tax charge to the UK statutory rate is given in note 9 of the Consolidated Financial Statements included within Item 18.

      The corporation tax liability for the period was £124 million. After utilising all the Group’s remaining Advanced Corporation Tax, this was reduced to £70 million. At 30 June 2004, £35 million had been paid, with the balance of £35 million due for payment by 31 December 2004.

      The total net tax credit of £62 million for fiscal 2003 included a current pre-exceptional tax charge of £85 million and a deferred tax credit of £2 million (which was included within the total £28 million non-exceptional deferred tax credit) due to the Group generating profits chargeable to corporation tax in this fiscal year. Excluding the effect of goodwill, joint ventures and exceptional items, this resulted in an underlying effective tax rate on ordinary activities of 31%, slightly higher than the UK statutory rate due to a number of standard disallowable items.

      As a result of the significant investment made in digital, and the resultant losses incurred, the Group has accumulated significant tax losses within different Group companies. Under the UK Accounting Standard FRS 19, a deferred tax asset in respect of these tax losses may only be recognised in the Group’s balance sheet at the point when it is “more likely than not” that there will be sufficient future taxable profits to offset the tax losses thereby being capitalised.

      As the Group’s and individual entities’ profitability has continued to rise, it was increasingly possible to satisfy the requirements of FRS 19. During the six months ended 31 December 2002, the Group recognised a £40 million deferred tax asset, principally as a result of the forecast future profitability of one of the Group’s trading subsidiaries.

      Subsequently, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, the Directors were able to conclude that the required FRS 19 conditions had been satisfied in respect of other tax losses in the Group, permitting the Group to recognise a further deferred tax asset of £123 million, which was treated as an exceptional tax credit due to its size. This brought the total deferred tax asset recognised within fiscal 2003 to £151 million, net of utilisation and an adjustment arising from the prior period. A deferred tax asset of £450 million (2003: £450 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. The Group has no further significant unrecognised UK losses, and therefore over the long-term, the Group’s ongoing UK tax charge in the profit and loss account is expected to be approximately 31%.

      After the £85 million current pre-exceptional tax charge for fiscal 2003, the £151 million deferred tax credit, the tax charge on exceptional items of £2 million and our share of joint ventures’ tax charge of £2 million, the net tax credit for fiscal 2003 was £62 million.

Profit after taxation

      Profit after taxation for fiscal 2004 was £322 million compared with £184 million in fiscal 2003, mainly as a result of an increase in operating profit of £233 million, a non-operating net exceptional credit of £75 million relating to fixed asset investments (2003: charge of £15 million), a decrease in net interest payable of £33 million, a loss of £5 million being our share of the results of joint ventures (2003: profit of £3 million), a net credit of £10 million (2003: nil) in respect of joint ventures and associates’ goodwill amortisation and a £158 million tax charge in the current period (2003: credit of £62 million).

Equity dividends

      An interim dividend of £53 million (2.75 pence per share) in respect of the period ended 31 December 2003 (period ended 31 December 2002: nil) was paid to shareholders on 23 April 2004. In August 2004, the Directors proposed to pay shareholders a final dividend of £63 million (3.25 pence per share) in respect of the period ended 30 June 2004 (period ended 30 June 2003: nil), payable on 19 November 2004 to shareholders on the register on 29 October 2004, subject to approval of shareholders at the Annual General Meeting on 12 November 2004.

Earnings per share

      Basic earnings per share increased by 7.0p to 16.6p in fiscal 2004 from 9.6p in fiscal 2003, due principally to the movement in profit after taxation described above. Similarly, diluted earnings per share increased by 7.1p to 16.6p in fiscal 2004 from 9.5p in fiscal 2003.

2003 FISCAL YEAR COMPARED TO 2002 FISCAL YEAR

      Our results for fiscal 2003 and fiscal 2002 have been restated, following the adoption of UITF 38 in fiscal 2004. This has resulted in a restatement of operating expenses, net, operating profit, profit on ordinary activities before taxation, profit on ordinary activities after taxation, and basic and diluted earnings per share.

Revenues

      The Group’s revenues can be analysed as follows:

	Revenues

	2003		2002

	£m	%	£m	%
DTH subscribers	2,341	74	1,929	69
Cable and DTT subscribers(1)	202	6	279	10
Advertising	284	9	251	9
Interactive	218	7	186	7
Other	141	4	131	5

	3,186	100	2,776	100

(1)	DTT subscriber revenues were nil in fiscal 2003.

DTH subscriber revenues

      DTH subscriber revenues increased to £2,341 million in fiscal 2003 from £1,929 million in fiscal 2002. The improvement of 21% in fiscal 2003 was driven by a 14% increase in the average number of DTH subscribers, in addition to a 7% increase in average DTH subscription revenue per subscriber, to £344 at 30 June 2003 from £323 at 30 June 2002.

      The total number of UK and Ireland DTH subscribers increased by 744,000 in fiscal 2003. One factor contributing to this increase was a reduction in DTH churn. DTH churn for the year was 9.4% (2002: 10.5% excluding the effect of analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001).

      The increase in average DTH subscription revenue per subscriber reflected the change in our UK retail prices which was effective from 1 January 2003, along with increased subscription revenues from products such as Sky+ and the Multiroom set-top boxes.

Cable and DTT subscriber revenues

      Cable and DTT subscriber revenues decreased by 28% to £202 million in fiscal 2003 from £279 million in fiscal 2002. This was mainly due to a £52 million decrease in DTT subscription revenues to nil following the termination of operations by ITV Digital in April 2002. Cable subscription revenues continue to be an important source of revenue, although revenues decreased by 11% to £202 million from £228 million in fiscal 2002. This decrease was a result of both the loss of subscribers by our two major customers, ntl and Telewest, and the lower penetration of Sky Premium Channels amongst remaining cable subscribers. ntl and Telewest, who represented in excess of 99% of the UK broadcast cable industry (measured by reference to total cable subscribers), accounted for 99% of our cable subscriber revenues in fiscal 2003.

      At 30 June 2003, 3,871,000 (2002: 4,091,000) UK and Ireland cable subscribers received our programming.

      In fiscal 2003, we charged UK cable operators between £9.97 and £19.10 per subscriber for packages of Sky Premium Channels, dependent upon the number of Sky Premium Channels to which the cable customer subscribed. The percentage of cable subscribers who subscribed to Sky Premium Channels in the year was far lower than that for DTH subscribers. As a result, on average, cable subscribers (including Irish cable operators’ subscribers) accounted for 38% of total subscribers (2002: 40% including DTT subscribers), although cable subscription revenues accounted for only 8% (2002: 13% including DTT subscription revenues) of total subscription revenues.

Advertising revenues

      Advertising revenues increased by 13% to £284 million in fiscal 2003 from £251 million in fiscal 2002. This increase reflected the growth in total UK advertising revenue, growth in Sky’s viewing share, the growth in agency commissions earned on the sale of advertising on behalf of those channels that have appointed Sky Sales to represent their airtime sales during the year, and the growth of airtime sales in Ireland.

      Our share of television advertising revenues had increased in recent years as viewing levels to our channels increased (in part due to the growth in subscribers to our channels) and as we increased the levels of sales of advertising on third party channels. Our share of total UK advertising revenue increased by 17% in fiscal 2003. The other main determinant of advertising revenue levels was overall television advertising revenue growth.

Interactive revenues

      Total interactive revenues, including both Sky Active and betting revenues, increased by 17% to £218 million from £186 million in fiscal 2002.

      Sky Active revenues continued to grow in fiscal 2003, and increased by 11% to £101 million in fiscal 2003 from £91 million in fiscal 2002. This increase was driven by growth in interactive advertising, retail services, increased usage of games and revenues from third party channels using interactive applications.

      Sky Bet revenue increased by 23% to £117 million in fiscal 2003 from £95 million in fiscal 2002. The increase in betting revenue was driven by a threefold increase over fiscal 2002 in the total volume of bets placed to over 15 million, of which 12 million were interactive television bets.

Other revenues

      Other revenues increased by 8% to £141 million in fiscal 2003 from £131 million in fiscal 2002, primarily due to new product revenue (from Sky+ and Multiroom set-top boxes), increased service call revenues due to a larger subscriber base and increased extended warranty revenues.

Operating expenses, net

      The Group’s operating expenses, net, can be analysed as follows:

	Operating expenses, net

	2003		2002

	£m	%	£m	%
Programming	1,604	54	1,439	53
Transmission and related functions	143	5	143	5
Marketing	400	14	417	15
Subscriber management	324	11	291	11
Administration	359	12	349	13
Betting	108	4	88	3

	2,938	100	2,727	100

Programming

      Programming costs increased by 11% to £1,604 million in fiscal 2003 from £1,439 million in fiscal 2002. Programming costs are stated net of amounts receivable from the disposal of programming rights not acquired for use by the Group of £12 million (2002: £15 million).

      Sports channels’ programming costs increased by 9% to £723 million in fiscal 2003 from £663 million in fiscal 2002. This increase was primarily due to contractual increases in rights costs and the costs of non-annual events such as the Ryder Cup and the Cricket World Cup. Contractual increases were partly offset by savings achieved by decisions made by the Group not to renew agreements to broadcast UEFA Cup football, Scottish Premier League football and Six Nations Rugby.

      Movie channels’ programming costs increased by 10% to £397 million in fiscal 2003 from £360 million in fiscal 2002, mainly due to the increase in the average number of movie subscribers, around a 30% increase in the number of output titles qualifying as “Megahits” compared to fiscal 2002, and contractual increases. “Megahits” are normally defined by reference to US theatrical release revenue. This increase was offset by savings resulting from the weakness of the US dollar in fiscal 2003.

      Third party channel costs increased by 18% to £351 million in fiscal 2003 from £297 million in fiscal 2002. This increase was primarily due to the impact of a greater number of subscribers, new channels, and contracted per subscriber fee increases. These increases were partly offset by savings generated by the renewal, on improved terms, of contracts with a number of channel suppliers. In all cases, savings of at least 15% on the pence per subscriber cost of channel carriage were achieved.

      Entertainment programming costs increased by 11% to £94 million in fiscal 2003 from £85 million in fiscal 2002, due to the scheduling of newly acquired programming and the launch of four new Sky Channels during the year (Sky One Mix (which has since been rebranded as Sky Mix), Flaunt, The Amp and Scuzz).

      News programming costs increased by 15% to £39 million in fiscal 2003 from £34 million in fiscal 2002, due to the cost of covering the war in Iraq.

Transmission and related functions

      Transmission and related functions costs after exceptional items (net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £26 million in fiscal 2003 (2002: £24 million)) remained constant at £143 million in fiscal 2003. This was as a result of the £4 million release of the analogue termination provision in fiscal 2002, as discussed below, that reduced the expense that year, offset by a reduction of fiscal 2003 costs, mainly due to reductions in technical operations costs through transponder cost efficiency savings.

      At 30 June 2002, £4 million of the £41 million provision originally made in fiscal 2000, relating to the cost of early termination of the analogue service on 27 September 2001, had not been utilised and was therefore released to the profit and loss account as an exceptional operating credit.

Marketing

      Marketing costs decreased by 4% to £400 million in fiscal 2003 from £417 million in fiscal 2002, mainly due to reduced hardware costs, an increase in install revenues and a greater proportion of direct customer acquisitions.

      Marketing costs continued to be significant, partly as a result of the continued free digital satellite reception equipment offer to new customers. The impact in fiscal 2003 of these costs was £217 million (2002: £261 million).

Subscriber management

      Subscriber management costs increased by 11% to £324 million in fiscal 2003 from £291 million in fiscal 2002. Supply chain costs increased by 20% to £140 million in fiscal 2003 from £117 million in fiscal 2002, as a result of the associated hardware costs of new products and costs associated with the smartcard swap-out as part of on-going anti-piracy measures. CRM costs per subscriber decreased by 15% from fiscal 2002, leading to an overall reduction in CRM costs of 3% over fiscal 2002 to £148 million from £153 million, as a result of contact centre efficiencies and lower call volumes leading to a lower head count in the contact centre. Depreciation costs increased by £15 million to £36 million in fiscal 2003 from £21 million in fiscal 2002, due to increased depreciation in respect of CRM assets developed and capitalised.

Administration

      Administration costs, including goodwill amortisation and operating exceptional items, increased by 3% to £359 million in fiscal 2003 from £349 million in fiscal 2002. This was a result of an increase in goodwill amortisation to £121 million in fiscal 2003 from £119 million in fiscal 2002 (see “Goodwill” section below), a provision against ITV Digital programming debtors of £22 million made in fiscal 2002, £5 million of which was released in fiscal 2003, and an increase in fiscal 2003 costs, mainly due to increases in insurance and disaster recovery planning costs.

      On 27 March 2002, ITV Digital, a 50:50 joint venture between Carlton and Granada, which provided pay television programme services via the UK DTT platform, was placed into administration. As of 27 March 2002, we had balances owing to us and unprovided for, in respect of programming licensed to ITV Digital, of £22 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of ITV Digital’s pay television service on the platform and their intention to close the administration. Accordingly, in fiscal 2002, we made an exceptional operating provision against the whole of this balance. During fiscal 2003, we received £5 million from ITV Digital’s administrators and released £5 million of the operating exceptional provision accordingly. This operating exceptional credit was included within administration costs.

Betting

      Betting costs increased to £108 million from £88 million in fiscal 2002 directly as a result of the growth in betting revenues. Betting gross margin (including duty and levy) remained constant at 8% in fiscal 2003, compared to fiscal 2002.

Operating profit and operating margin

      Operating profit after goodwill amortisation and exceptional items increased by £199 million to £248 million in fiscal 2003 from £49 million in fiscal 2002. This increase was driven by the increase in revenues, as detailed above. This increase in revenues was partly offset by the increase in operating expenses, primarily due to the increase in programming costs.

      Operating margin for fiscal 2003 was 11%, up from 7% in fiscal 2002. The most significant contributors to this increase were programming costs, marketing costs, and transmission and related functions costs, as detailed above.

Goodwill

      Goodwill amortisation and impairment increased by £2 million to £121 million in fiscal 2003 from £119 million in fiscal 2002. This comprised the amortisation of goodwill for the £272 million and £543 million of goodwill arising, respectively, on the acquisitions of SIG and BiB, over seven years from the date of acquisition on a straight-line basis. In addition, we made a provision of £5 million, included within amortisation, against goodwill which originally arose on the acquisition of Opta. This provision was made as a result of our announcement in December 2002 that we would close Opta and the carrying value of this goodwill was reduced to nil. In September 2003, an agreement to sell certain assets and lease other assets of Opta for nominal consideration was reached.

Non-operating exceptional items (except taxation)

2003

      A description of the non-operating exceptional items for fiscal 2003 is included in the “2004 fiscal year compared to 2003 fiscal year — Non-operating exceptional items” section above.

2002

Amounts written off fixed asset investments

      At 31 December 2001, £60 million was provided against our minority investments in football clubs. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

Release of provision for loss on disposal of subsidiary

      On 16 October 2001, we jointly announced with Ladbrokes, the betting and gaming division of Hilton Group plc, that we had agreed not to pursue a proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary of £10 million, taken in fiscal 2001, was written back in fiscal 2002 as a non-cash exceptional credit, below operating profit. We continue to operate and develop interactive TV betting services through our wholly-owned bookmaker, Sky Bet (formerly known as Surrey Sports).

Profit on sale of fixed asset investments

      During fiscal 2002, we disposed of our unlisted minority investment in Static 2358 Limited, realising a profit on disposal of £2 million.

Joint ventures

      Our share of the operating results from joint ventures improved to a £3 million net profit in fiscal 2003 from a £76 million net loss in fiscal 2002. This was due to the non-recognition of KirchPayTV losses from 8 February 2002, down to nil in fiscal 2003 from £70 million in fiscal 2002. The remaining improvement of £9 million was due to the improved performance of certain programming joint ventures, including Nickelodeon, The History Channel, Paramount and National Geographic Channel.

Joint ventures’ goodwill amortisation, net

      As at 31 December 2001, the carrying value of our investment in our KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortisation of £985 million. Joint ventures’ goodwill amortisation also included goodwill amortisation of £99 million for the prior year. To match our share of KirchPayTV’s losses for the period from 1 January 2002 to 8 February 2002, we released an amount of £14 million from the impairment provision made at 31 December 2001.

      Our investment in KirchPayTV was treated as a joint venture until 8 February 2002, by which date we considered that we were no longer able to exercise significant influence over KirchPayTV. Accordingly, on 8 February 2002, the investment was transferred within fixed asset investments to “Other investments” at a net book value of nil. On 1 August 2002, formal insolvency proceedings were opened for KirchPayTV, from which we did not expect to receive any funds. On 13 May 2002, we exercised a put option to transfer our interest in KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on 13 September 2002. We do not expect to receive a significant amount, if any, from the exercise of our put option.

Net interest payable

      Interest payable and similar charges, net of interest receivable and similar income, decreased by 17% to £114 million in fiscal 2003 from £137 million in fiscal 2002. This was primarily a result of a reduction in average gross debt to £1,461 million for fiscal 2003 from £1,854 million for fiscal 2002, and a decrease in our share of joint ventures’ interest payable, due to inclusion in the prior period of our share of KirchPayTV’s interest payable. This was partly offset by decreased interest receivable due to lower levels of cash held. Our average cash balance for fiscal 2003 was £113 million compared to £203 million for fiscal 2002.

Taxation

      The total net tax credit for fiscal 2003 of £62 million included a current pre-exceptional tax charge of £85 million and a deferred tax credit of £2 million (which is included within the total £28 million non-exceptional deferred tax credit) due to the Group generating profits chargeable to corporation tax in this fiscal year. Excluding the effect of goodwill, joint ventures and exceptional items, this resulted in an underlying effective tax rate on ordinary activities of 31%, slightly higher than the UK statutory rate due to a number of standard disallowable items.

      As a result of the significant investment made in digital, and the resultant losses incurred, the Group had accumulated significant tax losses within different Group companies. As the Group’s and individual entities’ profitability has continued to rise it has become increasingly possible to satisfy the requirements of FRS 19. During the six months ended 31 December 2002, the Group recognised a £40 million deferred tax asset, principally as a result of the forecast future profitability of one of the Group’s trading subsidiaries.

      Subsequently, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, the Directors were able to conclude that the required FRS 19 conditions had been satisfied, in respect of other tax losses in the Group, permitting the Group to recognise a further deferred tax asset of £123 million, which was treated as an exceptional tax credit due to its size. This brought the total deferred tax asset recognised within fiscal 2003 to £151 million, net of utilisation and an adjustment arising from the prior period. Following this recognition, the Group has no further significant unrecognised UK losses, and therefore over the long-term, the Group’s ongoing UK tax charge in the profit and loss account is expected to be around 31%.

      After the £85 million current pre-exceptional tax charge for fiscal 2003, the £151 million deferred tax credit, the tax charge on exceptional items of £2 million and our share of joint ventures’ tax charge of £2 million, the net tax credit for fiscal 2003 was £62 million.

      In fiscal 2002, the tax charge of £107 million mainly comprised an exceptional write-off of a deferred tax asset arising on losses, following the impairment charge made in respect of KirchPayTV goodwill, of £83 million; utilisation of the existing deferred tax asset of £28 million; an exceptional tax charge on the release of the remaining analogue termination provision of £1 million; and our share of our joint ventures’ tax charges of £1 million. This was partly offset by an exceptional tax credit arising on the provision made against unprovided for ITV Digital debtors of £6 million. There was no current tax charge in fiscal 2002.

      Following the impairment charge made in respect of our investment in KirchPayTV at 31 December 2001, there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95 million was written off in full as at 31 December 2001. Subsequent to this date, £12 million of this amount was written back due to the utilisation of tax losses.

Profit after taxation

      In fiscal 2003, the profit for the financial year was £184 million compared to a loss of £1,389 million in fiscal 2002, mainly as a result of the impairment of KirchPayTV goodwill by £971 million in fiscal 2002, a tax credit of £62 million in fiscal 2003 compared to a tax charge of £107 million in fiscal 2002 and an increase in operating profit after goodwill and exceptional items of £199 million. Furthermore, we ceased to account for our share of KirchPayTV’s losses after 8 February 2002 (2002: loss of £70 million), and, following the impairment charge against KirchPayTV goodwill in fiscal 2002, there was no amortisation charge for KirchPayTV goodwill in fiscal 2003 (2002: charge of £99 million).

      The impairment charge relating to KirchPayTV goodwill followed an impairment review of the carrying value of the investment in KirchPayTV, which resulted in a carrying value of nil. The tax credit of £62 million is mainly due to the recognition of a deferred tax credit of £163 million relating to deferred tax assets not previously recognised. The increase in operating profit is the result of revenues increasing by £410 million, partly offset by an increase in operating expenses of £211 million.

Earnings (loss) per share

      Basic earnings per share increased by 83.2p to earnings per share of 9.6p in fiscal 2003 from a loss per share of 73.6p in fiscal 2002, primarily due to the movement in profit after taxation described above. Similarly, diluted earnings per share increased to diluted earnings per share of 9.5p in fiscal 2003 from a diluted loss per share of 73.6p in fiscal 2002.

2004 BALANCE SHEET COMPARED TO 2003 BALANCE SHEET

      The Group’s balance sheet at 30 June 2003 has been restated, following the adoption of UITF 38 in fiscal 2004. This has resulted in a restatement of fixed asset investments, creditors falling due within one year, current assets, total assets less liabilities and reserves.

      Intangible assets decreased by £119 million to £417 million at 30 June 2004 from £536 million at 30 June 2003, due to amortisation of goodwill. Intangible assets comprise the goodwill that arose on the acquisitions of BiB, SIG and WAPTV Limited.

      Tangible fixed assets increased in the year by £30 million to £376 million at 30 June 2004 from £346 million, due to £133 million of additions, including investment in our customer relationship management centres and systems and in new premises, offset by depreciation of £102 million and a disposal of £1 million. Assets in the course of construction increased by £72 million in the year to £101 million from £29 million, due to the investment in customer relationship management systems.

      Fixed asset investments decreased by £42 million to £2 million at 30 June 2004 from £44 million, due to the sale of the Group’s investments in Manchester United plc and Chelsea Village plc and a further provision against the Group’s minority investments in football clubs of £9 million.

Equity shareholders’ funds (deficit)

      On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit. The Company’s balance sheet and profit and loss account are not presented within this Annual Report on Form 20-F.

      A new ESOP reserve has been created following the adoption of UITF 38, when a prior year adjustment was required as at 30 June 2003 to reclassify £35 million from fixed asset investments to the new ESOP reserve. During the year, the ESOP reserve has decreased by £5 million, due to the exercise of £27 million executive share options, partly offset by the purchase of £22 million of additional ESOP shares.

FOREIGN EXCHANGE

      For details of the impact of foreign currency fluctuations on our results of operations, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Currency exchange rates”.

CONTINGENT LIABILITIES

      The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, and National Geographic Channel UK. The Directors do not expect any material loss to arise from the above contingent liabilities.

LIQUIDITY AND CAPITAL RESOURCES

      Our long-term funding, which comes primarily from US dollar and sterling-denominated public bond debt, was raised in 1996 and 1999. We launched Sky digital, our digital DTH service, in October 1998 and we terminated our analogue service in September 2001. As a result, the height of our funding requirements was in fiscal 2001, when our year-end net debt reached £1,547 million. As at 30 June 2004, net debt has been reduced to £429 million. The public bond debt is repayable in 2006 and 2009 and we currently believe that our financial position at those dates will enable us to meet our repayment requirements. For details of our facilities and long-term funding see note 20 of the Consolidated Financial Statements included within Item 18. For details of our treasury policy and use of financial instruments see note 21 of the Consolidated Financial Statements included within Item 18.

      Our principal source of liquidity is our operating cash flow, combined with access to a £600 million (2003: aggregate of £800 million) RCF. We are currently in discussions with our lending banks to replace our £600 million RCF with a new RCF, maturing on 30 July 2010. Our operating cash inflow for the current year was £882 million (2003: £664 million) (see “Cash flows” below). We expect to continue to generate significant operating cash inflow in fiscal 2005 (for further details, see “Trends and other information” and “Tabular disclosure of contractual obligations” below), subject to the factors detailed below. As at 30 June 2004, our RCF was not drawn.

      Our liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors, among others, such as infringement of intellectual property and proprietary rights, increased competition, failure to obtain required regulatory approvals, long-term obligations, loss of wholesale revenues and failure of technology (see Item 3 “Key Information — Risk Factors”).

Cash flows

      During fiscal 2004, there was an operating cash inflow of £882 million, compared with an operating cash inflow of £664 million in fiscal 2003. The operating cash inflow was driven primarily by improved operating results and cash generated from the movement in working capital totalling £182 million, due to the timing of payments to third party channels and movie studios, the timing of DTH revenue collection and the unwinding of programming prepayments.

      During the year, net interest payments were £82 million, compared to £125 million in fiscal 2003. This reduction in payments was due to the reduction in net debt in the current year. We expect that these payments will continue to decline in the short-term as the level of our net debt reduces.

      During the year, tax payments were £58 million, compared to £18 million in fiscal 2003. This increase in payments was due to the increased profitability of the Group in the current year. We expect that these payments will continue to increase as the Group becomes increasingly profitable.

      During the year, capital expenditure was £132 million, compared with £98 million in fiscal 2003. A significant part of this expenditure related to investment in customer-facing technology based in Scotland, the CRM project, and construction of the Advanced Technology Centre. We intend to invest approximately £450 million on capital expenditure over the four years to 30 June 2008, in order to support the long-term growth of the Group. This is in addition to ongoing core maintenance capital expenditure which is expected to remain at about £100 million per annum over the same period. The additional expenditure includes building a new Advanced Technology Centre, further investment in our customer relationship management centres and systems, increasing contact centre capacity, building and/or acquiring new training facilities, refurbishing existing property and building, and/or acquiring, new property and facilities.

      During the year, non-recurring receipts from the sales of fixed asset investments of £116 million, compared to £1 million in fiscal 2003, comprised proceeds from the sale of our shareholding in Manchester United plc of £62 million, proceeds from the sale of our shareholding in Chelsea Village plc of £6 million, and proceeds from the sale of our shareholding in QVC (UK) of £49 million.

      During the year, we made equity dividend payments of £53 million, compared to nil in fiscal 2003. We expect that future year payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.

      During the year, the Group also received proceeds of £20 million from the issue of shares, made payments to acquire ESOP shares of £22 million and had other net inflows of £5 million, which resulted in a decrease in net debt of £676 million to £429 million.

Major non-cash transactions

2004

Share premium reduction

      On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit. The Company’s balance sheet and profit and loss account are not presented within this Annual Report on Form 20-F.

WAPTV

      On 30 September 2003, the Company issued 338,755 (2003: 169,375) Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% in WAPTV Limited which occurred in May 2001.

2003

Issue of shares — deferred consideration for BiB

      On 11 November 2002, the Company issued 43.2 million shares with a fair value of £253 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

2002

Impairment of investment in KirchPayTV

      Effective 31 December 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil. The write-down resulted in a non-cash exceptional charge to the profit and loss account of £985 million. Subsequently, an amount of £14 million was released from the provision matching our share of losses from the period from 1 January 2002 to 8 February 2002.

Tabular disclosure of contractual obligations

      A summary of our contractual obligations and commercial commitments at 30 June 2004 is shown below:

		Payments due by period

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years

	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television programme rights	2,489	830	1,279	303	77
— Set-top boxes and related equipment	70	70	—	—	—
— Third party payments	41	13	23	5	—
— Capital expenditure	17	17	—	—	—
— Other	61	33	28	—	—
Long-term debt	1,069	—	189	367	513
Operating lease obligations	447	87	161	108	91
Capital lease obligations	7	—	—	1	6

Total cash obligations	4,201	1,050	1,680	784	687

      For the avoidance of doubt, this table does not include commitments relating to employee or interest costs.

Purchase obligations — Television programme rights

      At 30 June 2004, we had minimum television programming commitments of £2,489 million (2003: £1,618 million), of which £766 million (2003: £692 million) related to commitments payable in US dollars for periods of up to nine years (2003: ten years), £87 million (2003: £136 million) related to commitments payable in Swiss francs for periods of up to two years (2003: three years), and £6 million (2003: nil) related to commitments payable in Euros for periods of up to two years. An additional £265 million (US$483 million) of commitments (2003: £213 million (US$351 million)) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels. The pounds sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £3 million (2003: nil) if subscriber numbers were to remain at 30 June 2004 levels.

      At 30 June 2004, the US dollar commitments have been translated at the year end rate of US$1.8219: £1 (2003: US$1.6497: £1), except for US$340 million (2003: US$566 million) covered by forward rate contracts where the average forward rate of US$1.6227: £1 (2003: US$1.4925: £1) has been used. The Swiss francs commitments have been translated at the year end rate of CHF2.2743: £1 (2003: CHF2.2288: £1), except for CHF90 million (2003: CHF99 million) covered by forward rate contracts where the average forward rate of CHF2.2899: £1 and CHF1.5099: Euro1 (2003: CHF2.0834: £1 and CHF1.4844: Euro1) has been used. The Euro commitments have been translated at the year end rate of Euro1.5020: £1.

      Of the total increase in our minimum television programming commitments of £871 million compared to 30 June 2003, £784 million is due to the award, in August and October 2003, of contracts with the FAPL in respect of UK broadcast, UK near-live, internet and Ireland rights for the 2004/05 season to the 2006/07 season. Additionally, in fiscal 2004, some of our existing movie contracts were extended, resulting in an increase in commitments of £335 million. These increases were partly offset by the decreased average period remaining on the majority of our other existing programming commitments.

Purchase obligations — Set-top boxes and related equipment

      At 30 June 2004, we had made commitments to manufacturers, in relation to the supply of set-top boxes and related equipment, of up to a maximum of £70 million (2003: £106 million). The decrease compared to the prior period is due to certain contracts being in the process of being renegotiated. Commitments relating to ongoing contracts are higher due to increased volumes, including Multiroom and Sky+ set-top boxes, offset by a reduction in the price charged per box by suppliers.

Purchase obligations — Third party payments

      At 30 June 2004, we had minimum third party payment commitments in respect of distribution agreements for the Sky Distributed Channels of £41 million (2003: £46 million). An additional £844 million (2003: £799 million) of commitments is also payable for periods of up to five years (2003: six years), assuming that the number of DTH subscribers remained unchanged from current levels.

Purchase obligations — Capital expenditure

      At 30 June 2004, we had capital expenditure commitments totalling £17 million (2003: £3 million), mainly relating to the building of the Advanced Technology Centre.

Long-term debt

      Further information concerning long-term debt is given in note 20 of the Consolidated Financial Statements included within Item 18.

Operating lease obligations

      At 30 June 2004, our operating lease obligations totalled £447 million (2003: £495 million), the majority of which related to property and transponder leases.

Capital lease obligations

      At 30 June 2004, our obligations under capital leases were £7 million (2003: £8 million). This represents amounts drawn in connection with the CRM Centre in Dunfermline, Scotland. The CRM Centre leases bear interest of 8.5% and expire in September 2020.

Trends and other information

      The significant trends which have a material effect on our financial performance are outlined below.

      The rate of growth in DTH subscriber numbers slowed in fiscal 2004, with a 7% increase compared with 12% increases in fiscal 2003 and 2002. We expect DTH subscriber numbers to continue to increase in fiscal 2005, albeit at a slower rate of growth than in fiscal 2004, nonetheless followed by increased rates of growth in the years thereafter as a result of the implementation of our current marketing strategy, consistent with achieving our target of 8,000,000 DTH subscribers by December 2005; thereafter we expect increased rates of growth to remain consistent with achieving our longer term target of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers increased substantially during fiscal 2004, with growth rates of 279% and 77% respectively. We expect the trend of Sky+ and Multiroom subscriber growth to continue, consistent with achieving our targets of 30% Multiroom and 25% Sky+ penetration of DTH subscribers in 2010. The rate at which our subscribers take Sky Premium Channels (calculated as the ratio of the total number of Sky Premium Channels subscribed to (other than Sky Sports Xtra) compared to the total number of subscribers) has gradually declined in fiscal years 2003 and 2004, and is currently expected to continue to decline marginally, although average DTH subscription revenue per subscriber grew in fiscal 2004, and we expect another increase to take place during the second quarter of fiscal 2005 as a result of the changes in UK and Ireland retail pricing, which began to take effect from September 2004.

      Operating margin has grown from 6.7% in fiscal 2002 to 16.4% in fiscal 2004. We currently expect operating margin to increase in fiscal 2005 and 2006, albeit at a slower rate of growth than in fiscal 2004, due to the expenditure required in accordance with our longer term strategy to improve subscriber and revenue growth; however, we currently expect the rate of growth of operating margin to increase from fiscal 2007 onwards.

      During the year ended 30 June 2004, the number of cable subscribers receiving Sky Channels in the UK and Ireland increased by 24,000 to 3,895,000 following a reduction of 220,000 subscribers during fiscal 2003. We expect cable subscriber numbers to increase marginally in the foreseeable future in accordance with current expectations as to the timing of analogue terrestrial switch off and further expansion in UK pay television. We expect that the rate at which cable subscribers take Sky Premium Channels will increase in fiscal 2005 and 2006, stabilising thereafter. We currently have agreements with ntl and Telewest for the supply of certain Sky Basic Channels until 2006 (see Item 4 “Information on the Company — History and Development of the Group and Business Overview — Programming”). We are also in the process of negotiating new agreements for the supply of premium channels which, if agreed, are expected to result in increased sales of our premium movie and sports channels.

      In fiscal 2004, UK television advertising revenue grew by 4%. We currently anticipate marginally higher growth in fiscal 2005, and marginally lower growth in fiscal 2006, returning to fiscal 2004 growth levels in the years thereafter. We expect that our share of UK television advertising revenue will increase year on year as we benefit from a greater number of subscribers leading to growth in Sky’s commercial impacts, although this is likely to be partly offset by a fall in the share of viewing of Sky Channels as the total number of channels available to multi-channel viewers increases. This increase in impacts will enable us to attract a greater proportion of total UK television advertising expenditure and will continue to have a positive impact on advertising revenues.

      Interactive revenues have seen growth during fiscal 2002, 2003 and 2004 and are expected to continue to grow in the next few years as the range of interactive services available on the digital satellite platform develops further. The core growth areas are expected to be interactive betting via television (which reflects anticipated liberalisation of the United Kingdom gambling laws (see “Critical Accounting Policies — Goodwill” below)), interactive advertising, gaming and telephony income from the use of enhanced television services (e.g. voting).

      Programming costs increased at slower rates than our revenues in fiscal 2003 and 2004. We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements. Our entertainment programming costs per subscriber are currently expected to increase in fiscal 2005, after which they are expected to stabilise. We expect that total programming costs will continue to increase at a slower rate than our revenues.

      Transmission and related function costs have remained stable in fiscal 2002, 2003 and 2004, resulting in year-on-year decreases in costs per subscriber. We expect these costs to increase in fiscal 2005 due to increased transponder capacity costs, depreciation costs resulting from our investment in the Advanced Technology Centre, and increased staff costs, as part of our business continuity programme. Transmission and related function costs per subscriber are expected to stabilise after fiscal 2005.

      Marketing costs as a percentage of revenues fell consistently in fiscal 2002, 2003 and 2004. We expect this trend to reverse in fiscal 2005. This includes above-the-line marketing expenditure, a component of total marketing costs amounting to £49 million in fiscal 2004, which is expected to increase by 40% to 50%, to address our strategy of investing in future subscriber growth. We currently expect marketing costs as a percentage of revenues to stabilise in fiscal 2006 and to start falling again from fiscal 2007 onwards. Also included within marketing costs are the costs of providing free digital satellite reception equipment and the installation costs in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free digital satellite reception equipment and subsidising installation to new subscribers.

      We expect that subscriber management costs will continue to increase in fiscal 2005 due to a greater proportion of Sky+ installations, which carry higher hardware costs than the standard installations, partly offset by a reduction in the cost of standard set-top boxes. We expect that CRM costs will continue to increase due to the incremental costs of migrating to a new CRM system. However, we expect that CRM costs per subscriber will begin to stabilise after fiscal 2006 as the benefits of the new system are realised, with efficiency savings in the cost per subscriber being offset by higher depreciation charges from fiscal 2006 as a result of the new CRM systems being operational. Additionally, we expect to invest in increasing the capacity of our contact centres and to build a new training centre to keep customer services standards at the forefront of the industry, which will result in increased depreciation charges in the medium term.

      Administration costs, before goodwill amortisation, increased during fiscal 2003 and 2004, and are expected to continue increasing in the foreseeable future due to the growth in our overall business. However, the rate of growth is expected to peak in fiscal 2006, with lower rates of growth in the following years. This is mainly a result of the depreciation charge relating to investment at the main site in Osterley, for which a significant part of the expenditure on buildings and refurbishments will be incurred in fiscal 2005.

      The trends described above reflect our current expectations based on UK GAAP. International Financial Reporting Standards, which we are required to adopt in the preparation of our consolidated financial statements from 1 July 2005 (see “Adoption of New Accounting Standards — Adoption of International Financial Reporting Standards (“IFRS”)” below), may impact the magnitude and/or the direction of these trends.

      The Board is currently considering the appropriate financial strategy and capital structure for the next phase of the Group’s growth. This financial strategy will be consistent with the Group’s desire to maintain an investment grade credit rating and retain financial flexibility going forward. The financial strategy is also expected to include returns to shareholders in addition to the ordinary dividend that was resumed in the 2004 fiscal year.

      The Board expects to adopt a progressive dividend policy and intends that the ordinary dividend in fiscal 2005 will grow broadly in line with Group earnings. The Board is considering additional mechanisms to allow further distributions to shareholders in due course. As a first step, the Board intends to propose resolutions at the Annual General Meeting in November 2004 to renew the annual authority to buy back up to 5% of the issued ordinary share capital of the Company. If approved, the Group expects to utilise a proportion of the share repurchase authority during the remainder of fiscal 2005, subject to market conditions.

      The Board also intends to put in place a Scheme of Arrangement that will enable additional returns of cash to shareholders by way of special dividends or share buy-backs in the future and expects to put proposals to shareholders in due course.

      Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £53 million announced in February 2004, relating to the period ended 31 December 2003, and the final dividend of £63 million proposed in August 2004, relating to the year ended 30 June 2004, were resolved or proposed to be paid out of profits available for distribution generated from external cash receipts.

      We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.

OFF-BALANCE SHEET ARRANGEMENTS

      At 30 June 2004, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined by Securities and Exchange Commission Release No. 33-8182.

RESEARCH AND DEVELOPMENT

      The Group did not incur significant research and development expenditure in fiscal 2004, 2003 or 2002.

US GAAP RECONCILIATION

      Net profit after tax under UK GAAP in fiscal 2004 was £322 million (2003: £184 million; 2002: loss of £1,389 million). Under US GAAP, net profit after tax was £434 million (2003: £286 million; 2002: loss of £1,047 million). Net assets under UK GAAP at 30 June 2004 were £90 million (2003: net liabilities of £152 million). Under US GAAP, net assets were £812 million (2003: £448 million).

      The principal differences between US GAAP and UK GAAP, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, derivatives, fixed asset investments, deferred taxation and proposed equity dividends. For a further explanation of the differences between US GAAP and UK GAAP, see note 28 of the Consolidated Financial Statements included within Item 18.

CRITICAL ACCOUNTING POLICIES

      The application of UK GAAP often requires our judgement when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A summary of our significant accounting policies is discussed in the accompanying notes to the consolidated financial statements, and our critical accounting policies are discussed below.

      We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under UK GAAP.

      We consider that our accounting policies in respect of the following are critical:

Goodwill

      Where the cost of acquisition exceeds the fair value attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires our judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by Financial Reporting Standard No. 10, “Goodwill and Intangible Assets” (“FRS 10”), this goodwill has not been restated on our balance sheet. As at 30 June 2004, the total value of goodwill written off directly to reserves was £524 million (2003: £524 million) principally relating to the merger of Sky Television and British Satellite Broadcasting in 1990.

      Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. All goodwill currently held on our balance sheet is being amortised over periods of up to seven years on a straight-line basis. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Any amortisation or impairment write-down is charged to the profit and loss account.

      At 30 June 2004, the carrying value of goodwill amounted to £417 million (2003: £536 million) and represented 18% (2003: 26%) of our total assets. As a result, the choice of amortisation period is critical to our results. Applying the lives referred to in the previous paragraph has resulted in this year’s charge for amortisation amounting to £116 million (2003: £116 million; 2002: £217 million, including £99 million of KirchPayTV goodwill amortisation).

      Goodwill impairment reviews are also an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We completed two significant acquisitions in fiscal 2001. These were the acquisitions of the 67.5% of BiB not previously owned by us and 100% of SIG (a company that we acquired in July 2000, which owns a bookmaker which operates telephone and interactive betting services under the brand name “Sky Bet”). In accordance with Financial Reporting Standard No. 11, “Impairment of Fixed Assets and Goodwill”, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with our strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses. The forecasts and projections used for SIG’s impairment reviews are dependent, at least in part, on the anticipated liberalisation of the United Kingdom’s gambling laws in accordance with the stated policy of the current UK Government and in particular upon the legalisation of onshore remote gambling and clarification of the position in relation to offshore remote gambling. Substantial parts of a draft Gambling Bill providing for such liberalisation were published in late 2003/early 2004 and were subject to pre-legislative scrutiny by a joint parliamentary committee. The Government’s responses in June and September 2004 to such scrutiny were broadly positive and a revised Gambling Bill was introduced in the House of Commons on 18 October 2004 and published the following day. The Government has announced that the Bill will be subject to a carry-over motion to the next session of Parliament and therefore we envisage that this would see the Bill becoming law in mid-2005, however, there can be no guarantee that it will be passed in the current form, within that timetable or at all, or that forecast performance will be delivered.

      The treatment of goodwill under US GAAP differs significantly from that under UK GAAP. Under US GAAP, goodwill is not amortised over its useful life; instead, it is tested for impairment on an annual basis and whenever indicators of impairment arise. As is the case under UK GAAP, goodwill impairment reviews are an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate (see note 28 of the Consolidated Financial Statements included within Item 18 for further details).

Revenues and bad debt provisions

      The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and the applicable wholesale prices. The overriding principle followed is to recognise revenues in line with the provision of service, and accordingly, this leaves little scope for subjectivity. In fiscal 2004, subscription revenues from DTH subscribers and cable companies comprised 79% of total turnover (2003: 80%; 2002: 80% (including revenues from DTT subscribers)).

      Management judgement is required in evaluating customer debts to determine if they will be collected. This evaluation requires estimates to be made, and a provision is made for those amounts which we determine are unlikely to be recovered. Currently, our provision is partly based upon the historical trends in the percentage of total subscriber debts which are not recovered. As DTH subscriber revenues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales. Additionally, more detailed reviews are carried out in respect of more significant balances, which include cable subscriber revenues, whereby specific provisions are made where deemed appropriate.

      The remaining 21% of turnover (2003: 20%; 2002: 20%) is comprised of advertising, interactive and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Betting revenues, which are included in interactive revenues, represent amounts receivable in respect of bets placed on events which occur in the year and net customer losses in the year in respect of the on-line casino operations.

      Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”, and costs from all other betting are shown within “operating expenses, net”. Our treatment under US GAAP of costs from betting, aside from internet casino betting, differs from that under UK GAAP (see note 28 of the Consolidated Financial Statements included within Item 18 for further details).

      In prior years, there have been differences between UK GAAP and US GAAP with respect to revenue recognition for installation fees, set-top boxes and related equipment revenues received by us (net of any discount given) when a set-top box was installed and a subscriber was connected to the Sky digital service. Under UK GAAP, these revenues are recognised on the successful completion of the installation of the set-top box, together with any associated costs such as set-top box costs, smartcard costs and installation costs. The treatment of installation fees under US GAAP has changed in the current year due to the implementation of EITF 00-21, “Revenue Arrangements with Multiple Deliverables”; see note 28 of the Consolidated Financial Statements included within Item 18 for further details.

Tangible fixed assets

      Tangible fixed assets represented 16% of our total assets (2003: 17%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in note 1 of the Consolidated Financial Statements included within Item 18. We estimate the useful life of these assets based on their periods of expected use and this estimation is judgemental. We review the period of expected use on a regular basis. We begin amortisation of these assets when they become available for use. Tangible fixed asset impairment reviews are also an area requiring our judgement in determining whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from the tangible fixed asset using cash flow projections, and discounting using an appropriate rate. We perform impairment reviews if events or circumstances indicate that the carrying value of tangible fixed assets may not be recoverable. There have been no material impairments in the current year.

      Financial Reporting Standard No. 15, “Tangible Fixed Assets”, specifies criteria for the recognition of tangible fixed assets, including a detailed definition of costs that are capitalised in relation to self-constructed assets. As at 30 June 2004, £152 million (2003: £121 million) of costs associated with our CRM project were capitalised on the balance sheet, some of which relate to assets which continue to be under construction. Capitalised costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. All of the CRM project costs capitalised during the year are associated with the CRM systems (2003: approximately 90%). These costs are being depreciated over three years for software and four years for hardware. The only difference between UK GAAP and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see note 28 of the Consolidated Financial Statements included within Item 18 for further details).

Amortisation of programme stock

      A significant proportion of programming costs relates to the amortisation of television programme rights. Programming costs constituted 54% of operating expenses in the period (2003: 55%; 2002: 53%). Our investments in television programme rights are amortised over the planned number of showings according to the type of programme right, with the exception of movie rights and certain sports rights, which are discussed below. The amortisation methods used are based on programme genre, for example, general entertainment programmes, and have been based on the repeatability and value to us of showing the programme. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the programme to the cost of the programme rights. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights, although where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Our own in-house movie productions are amortised in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortisation of each contract is based on anticipated revenue. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason. During fiscal 2004, a review of programme stock balances resulted in the acceleration of certain amortisation charges totalling £28 million. There is no difference in the Group’s treatment of amortisation of programme stock between UK GAAP and US GAAP.

Deferred tax

      We recognise deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at expected future tax rates. Deferred tax assets are recognised when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

      We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.

      Included within the total deferred tax asset recognised at 30 June 2004 is £118 million (2003: £146 million), relating to carried forward tax losses. Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of the reorganisation of certain assets within the Group, the Directors consider that at 30 June 2004 there was sufficient evidence to support the recognition of this deferred tax asset on the basis that it was more likely than not that there would be suitable taxable profits against which this asset could be utilised.

      Included within the total deferred tax asset recognised at 30 June 2004, is £21 million (2003: £28 million) of accelerated capital allowances (“ACAs”) and £12 million (2003: £16 million) of short-term timing differences (“STTDs”), which relate to accruals for share-based remuneration, interest capitalised and transponder prepayments. Following a review of the ACAs and the STTDs, the Directors consider that at 30 June 2004 there was sufficient evidence to support the recognition of these deferred tax assets, on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilised and that the ACAs and STTDs are expected to fully reverse.

      The treatment of deferred tax under US GAAP differs from that under UK GAAP (see note 28 of the Consolidated Financial Statements included within Item 18 for further details).

Exceptional items

      Operating exceptional items are those that, in management’s judgement, are items that arise from events or transactions that fall within the ordinary activities of the Group but which individually or, if of a similar type, in aggregate, need to be disclosed separately because of their size or incidence if the financial statements are to properly reflect the results for the period. These items are included in the line of the profit and loss account to which they relate, but are disclosed in a separate column to provide the reader with a better understanding of the ongoing performance of the business.

      The determination of which items should be separately disclosed as operating exceptional items requires a degree of judgement based on the materiality and nature of the items.

      Exceptional items which must be described as non-operating exceptional items are defined by UK GAAP, although management judgement is required in determining whether any such items are material enough individually, or if of a similar type, in aggregate, to warrant separate disclosure. These items are included below operating profit in the profit and loss account, within the same separate column as the operating exceptional items.

      The treatment of exceptional items under US GAAP differs from that under UK GAAP (see note 28 of the Consolidated Financial Statements included within Item 18 for further details).

ADOPTION OF NEW ACCOUNTING STANDARDS

      In fiscal 2004, the following UK GAAP accounting standard came into force and was adopted by us:

UITF abstract 38 — Accounting for ESOP trusts

      This abstract requires that the Company’s shares held by the Group’s ESOP, which were previously held within fixed asset investments, be presented as a deduction from shareholders’ funds. In addition, the charge to the profit and loss account in relation to awards under the Long-Term Incentive Plan (“LTIP”), the Key Contributor Plan (“KCP”) and the Equity Bonus Plan (“EBP”), which was previously based on the cost of shares held by the ESOP, is now based on the difference between the market price on the date of grant and the exercise price. The adoption of UITF 38 has been treated as a prior year adjustment with comparative figures being restated accordingly. See note 1 of the Consolidated Financial Statements included within Item 18 for further details.

      No new UK GAAP accounting standards were adopted during fiscal 2003 or fiscal 2002.

      Details of new US GAAP accounting standards issued during the year are given in note 28 of the Consolidated Financial Statements included within Item 18.

Adoption of International Financial Reporting Standards (“IFRS”)

      Following a Regulation issued by the Council of the European Union, the Group, along with all European Union listed groups, is required to adopt IFRS in the preparation of its consolidated financial statements from 1 July 2005. The adoption of these standards will lead to significant changes in the Group’s accounting policies, results, presentation of its financial statements, and other disclosures within the Annual Report on Form 20-F, which are currently in accordance with UK GAAP.

      In 2003, the Group established an IFRS transition steering committee, comprising the Chief Financial Officer, senior finance management and an independent adviser. The Committee is responsible for monitoring the progress of a dedicated transition working group, for decision-making, and for reporting to the Audit Committee in relation to the transition. The working group is undertaking an extensive analysis of the impact of IFRS across the Group, with the objective of ensuring full compliance with IFRS by 1 July 2005. Implementation plans are in progress to modify procedures, systems and controls as necessary. Training of the Group’s finance function in IFRS commenced in 2004, and the Group has been active in responding to public consultation documents issued by bodies including the International Accounting Standards Board (“IASB”), the Accounting Standards Board and the Securities and Exchange Commission on issues relating to the mandatory transition of European listed groups to IFRS.

      Several uncertainties remain which affect the Group’s ability to assess the impact of IFRS, including whether the IASB and other related bodies will issue new or revised standards which will either be mandatory for the Group’s 30 June 2006 financial statements, or which the Group could adopt early voluntarily. However, based on the Group’s initial assessment, the key changes to the Group’s accounting policies as a result of the adoption of IFRS are expected to be in the following areas:

Intangible assets

      IAS 38 “Intangible assets” provides more detailed guidance on intangible assets than UK GAAP, which may result in the reclassification of certain costs into intangible assets, including software development costs which are currently included within tangible fixed assets within the Group’s balance sheet.

Financial instruments and hedge accounting

      The Group uses cross-currency and interest rate swaps and swaptions, and forward purchases of US dollars and Swiss francs to hedge its foreign currency and interest rate exposures. Under UK GAAP, these financial instruments are not recognised on the balance sheet, however, under IFRS, the Group will be required to recognise its derivative financial instruments on the balance sheet at fair value, with changes in fair value being recognised in the profit and loss account. Where hedge accounting is achieved under IAS 39 “Financial Instruments — Recognition and Measurement” (“IAS 39”), the profit and loss impact of the changes in fair value may be postponed and matched to the profit and loss impact of the underlying hedged exposure. The Group does not see a requirement to change its current hedging policy as a result of the new requirements for achieving hedge accounting under IAS 39 and expects to be able to achieve hedge accounting for the majority of its financial instruments.

Share-based payments

      Under current UK GAAP, the Group recognises a charge in the profit and loss account for its LTIP, EBP and KCP schemes based on the difference between the exercise price of the award and the price of a BSkyB share on the date of grant (the “intrinsic value”). Under IFRS 2 “Share-based Payment”, the Group will be required to recognise a charge in the profit and loss account for all share options and awards based on the fair value of the awards as calculated at the grant date using an option-pricing model. This will introduce an additional cost for the Group, as Executive Scheme options, which have an intrinsic value of nil, and Sharesave scheme options, which are specifically exempt from the scope of current UK GAAP accounting, will have a fair value attached to them, and hence an associated profit and loss account charge under IFRS.

Goodwill

      Under UK GAAP, the Group amortises goodwill on a straight-line basis over periods of up to 20 years. Under IFRS 3 “Business Combinations”, goodwill will no longer be amortised and will instead be subject to annual impairment testing. This will remove the cost of goodwill amortisation from the Group’s profit and loss account, although impairment losses, if identified, would be recorded in the profit and loss account.

      This list should not be taken as a comprehensive or complete indication of the impacts that the adoption of IFRS may have on the Group’s financial statements, but is indicative of the major adjustments to its financial reporting that the Group has identified to date.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      Our Directors are as follows:

Name	Age	Position with the Company

Chase Carey	50	*Director
Jeremy Darroch	42	Director (Chief Financial Officer)(i)
David DeVoe	57	*Director
David Evans	64	**Director
Nicholas Ferguson	56	**Director(ii)
Andy Higginson	47	**Director(iii)
Allan Leighton	51	**Director (Audit Committee Chairman)
James Murdoch	31	Director (Chief Executive Officer)(iv)
Rupert Murdoch	73	*Chairman
Jacques Nasser	56	**Director (Remuneration Committee Chairman)
Gail Rebuck	52	**Director
Lord Rothschild	68	**Director (Deputy Chairman & Senior Independent Non-Executive Director)(v)
Arthur Siskind	66	*Director
Lord St John of Fawsley	75	*Director
Lord Wilson of Dinton	62	**Director (Corporate Governance & Nominations Committee Chairman)

*	Non-Executive

**	Independent Non-Executive

(i)	Jeremy Darroch was appointed as Chief Financial Officer (“CFO”) of the Company with effect from 16 August 2004, following Martin Stewart’s resignation from the Board of the Company on 4 August 2004.

(ii)	Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004.

(iii)	Andy Higginson was appointed as a Director of the Company on 1 September 2004.

(iv)	James Murdoch was appointed as Chief Executive Officer (“CEO”) of the Company on 4 November 2003.

(v)	Lord Rothschild was appointed a Director of the Company on 17 November 2003.

      Our senior executives (“Senior Executives”) who are not members of the Board of Directors are as follows:

Name	Age	Position with the Company

Dawn Airey	43	Managing Director, Sky Networks
James Conyers	40	Head of Legal and Business Affairs
Beryl Cook	43	Director for People and Organisational Development
Mike Darcey	39	Director of Strategy
Julian Eccles	46	Director of Corporate Communications and Corporate Affairs
Jon Florsheim	44	Managing Director, Sales, Marketing and Interactive
Richard Freudenstein	39	Chief Operating Officer
David Gormley	41	Company Secretary
Nick Milligan	43	Managing Director, Sky Media
Simon Post	39	Group IT and Strategy Director
Michael Rhodes	40	Head of Regulatory Affairs
Vic Wakeling	61	Managing Director, Sky Sports
Alun Webber	38	Group Director of Engineering and Platform Technology

None of the Senior Executives listed above, who are not members of the Board of Directors, holds more than 1% of the issued share capital in the Company.

      Further information with respect to the Directors and Senior Executives is set forth below.

Board of Directors

      Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of The News Corporation Limited (“News Corporation”) since 2002 and was an Executive Director from 1996 until 2002. Mr Carey has been named President and CEO of The Direct TV Group, Inc (“DIRECTV”) and serves on the Boards of Gateway, Inc. and Colgate University. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group (“FEG”). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited (“STAR”), Director of NDS Group plc (“NDS”) and Director of Gemstar-TV Guide International, Inc (“Gemstar”).

      Jeremy Darroch joined the Company as CFO, replacing Martin Stewart with effect from 16 August 2004. Mr Darroch joined Dixons Group plc (“Dixons”) in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, Mr Darroch spent twelve years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for their healthcare businesses.

      David DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990, Senior Executive Vice President of News Corporation since January 1996, CFO and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990, Director of News America International (“NAI”) since January 1991, and a Director of STAR since July 1993. Mr DeVoe has also been a Director of FEG since 1991 and a Senior Executive Vice President and CFO since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.

      David Evans was appointed as a Director of the Company on 21 September 2001. Mr Evans is President and CEO of Crown Media Holdings, Inc (“Crown”). Mr Evans was previously President and CEO of Crown’s predecessor, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. (“TINTA”) from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the Company. Prior to joining TINTA, from July 1996, Mr Evans was Executive

Vice President of News Corporation and President and CEO of Sky Entertainment Services Latin America, LLC.

      Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004. Mr Ferguson is CEO of SVG Capital, a publicly-quoted private equity group, and Chairman of SVG Advisers Limited and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art.

      Andy Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc (“Tesco”). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group PLC. Mr Higginson is a member of the 100 Group of Finance Directors, Chairman of Tesco Personal Finance and a Non-Executive Director of C&J Clark Limited.

      Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992. In September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned all of these positions in September 2000. Mr Leighton is Non-Executive Chairman of BHS Limited, Lastminute.com plc, Royal Mail Group plc and Health Club Investments Group Limited (parent of Cannons Group Limited). Mr Leighton is a Non-Executive Director of Dyson Limited, George Weston Limited and Selfridges & Co Limited.

      James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch’s appointment as CEO, he was Chairman and CEO of STAR from May 2000. With effect from 4 November 2003, Mr Murdoch resigned as Executive Vice President of News Corporation and as a member of News Corporation’s Board of Directors and Executive Committee and from the Board of NDS. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.

      Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been a Managing Director and Chief Executive of News Corporation since 1979 and Chairman since 1991. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of STAR since 1993, Gemstar since 2001, and DIRECTV since 2003. Rupert Murdoch is the father of James Murdoch.

      Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser is Chairman of Polaroid Corporation, and he serves on the Board of Directors of Quintiles Transnational Corporation, Brambles Industries and the International Advisory Board of Allianz A.G. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. Because of Mr Nasser’s significant contributions to the wellbeing of humanity to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser’s work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

      Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited, the UK’s largest trade publishing company. In 1982, Ms Rebuck became a founder Director of Century Publishing (“Century”). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of The Random House Group Limited. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government’s Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge

Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a Commander of the British Empire in the 2000 New Year’s Honours List.

      Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild is Chairman of RIT Capital Partners Inc and Five Arrows Limited, and co-founded Global Asset Management, which is now part of UBS, and J Rothschild Assurance, which is now part of St James’ Place Capital. From university Lord Rothschild joined the family bank, N.M. Rothschild & Sons, and subsequently ran the corporate finance department and became Chairman of the executive committee, before leaving N.M. Rothschild & Sons in 1980 to develop Rothschild Investment Trust and his interests in the financial sector. Lord Rothschild attended Oxford University and, in addition to his career in the world of finance, he has been involved in philanthropy and public service.

      Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been a Senior Executive Vice President of News Corporation since January 1996 and an Executive Director and Group General Counsel of News Corporation since 1991. Mr Siskind was an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NAI since 1991, a Director of STAR since 1993, a Director of NDS since 1996 and Senior Executive Vice President, General Counsel and a Director of FEG since August 1998. Mr Siskind has been a member of the Bar of the State of New York since 1962.

      Lord St John of Fawsley was appointed as a Director of the Company on 20 November 1991. Lord St John was a Director of the N.M. Rothschild Trust from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985 to 2000. Lord St John is a member of the Privy Council and holds the Order of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. Lord St John has also been Master of Emmanuel College, Cambridge. Lord St John is a regular commentator on television and radio.

      Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. He has been a Non-Executive Director of Xansa plc since April 2003. Lord Wilson entered the Civil Service as an assistant principal in the Board of Trade in 1966. Lord Wilson subsequently served in a number of departments, including twelve years in the Department of Energy, where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. Lord Wilson headed the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and, after two years in the Treasury, was appointed Permanent Secretary of the Department of the Environment in 1992. Lord Wilson became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. Lord Wilson was made a peer in November 2002.

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

      On the resignation of the appointer for any reason the Alternate Director shall cease to be an Alternate Director. The appointer may also remove his Alternate Director by notice to the Company Secretary signed by the appointer making or revoking the appointment. An Alternate Director shall not be entitled to fees for his service as an Alternate Director.

      Rupert Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their Alternate Director and, in addition, each has appointed Leslie Hinton to act as his Alternate Director.

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

      James Conyers joined us in April 1993 as Assistant Solicitor. During 1998 he was appointed as our Deputy Head of Legal and Business Affairs and in January 2004 he was appointed as our Head of Legal and Business Affairs.

      Beryl Cook joined us in April 2004 as our Director for People and Organisational Development.

      Mike Darcey joined us in February 1998 as our Head of Strategic Planning and has served as our Director of Strategy since July 2002.

      Julian Eccles joined us in March 2000 as our Director of Communications and Corporate Affairs.

      Jon Florsheim joined us in April 1994 as Marketing Director, Direct to Home and in October 1998, he was appointed Director of Distribution and Marketing. In August 2000, Mr Florsheim was appointed as Managing Director, Sales, Marketing and Interactive.

      Richard Freudenstein joined us in October 1999 as General Manager and was appointed as Chief Operating Officer in October 2000.

      David Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.

      Nick Milligan joined us in June 2004 as Managing Director of Sky Media.

      Simon Post joined us in April 2002 as Group IT and Strategy Director and is responsible for Sky’s IT platform and technical strategy. He will be leaving the Company in January 2005. The Company’s management is taking appropriate action to ensure that this will not adversely affect the implementation of the new customer relationship management systems.

      Michael Rhodes joined us in February 1998 as our Head of Regulatory Affairs.

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

EMPLOYEES

      The average monthly number of full time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2004	2003	2002

Programming	1,295	1,106	1,131
Transmission and related functions	1,394	1,383	1,274
Marketing	209	199	193
Subscriber management	5,418	5,381	5,432
Administration	1,051	954	965
Betting	133	109	88

	9,500	9,132	9,083

      There were approximately 385 temporary staff included within the average number of full time equivalent people employed by the Group during the 2004 fiscal year.

CORPORATE GOVERNANCE

      In November 2003, the Securities and Exchange Commission (“SEC”) approved the New York Stock Exchange’s (“NYSE”) new corporate governance listing standards. The Company, as a foreign issuer with American Depositary Shares listed on the NYSE, is obliged to disclose any significant ways in which its corporate governance practices differ from these standards. However, the Company must comply fully with the provisions of the listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the US Sarbanes-Oxley Act of 2002.

      The Company has reviewed the NYSE’s new listing standards and believes that its corporate governance practices are generally consistent with the standards, with the following exception. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors. The Company’s Corporate Governance & Nominations Committee is made up of a majority of Independent Non-Executive Directors.

      In July 2003, the United Kingdom’s Financial Services Authority issued the revised code on Corporate Governance (the “Combined Code”). The Combined Code applies to companies listed on the London Stock Exchange for reporting years beginning on or after 1 November 2003, and therefore in relation to the Company from the financial year ending 30 June 2005. Accordingly, this report explains the Company’s compliance during the financial year ending 30 June 2004 with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Hampel Committee in June 1998 (the “Hampel Code”) and the changes made as a result of the Board’s corporate governance review announced on 15 June 2004.

      The Company is committed to high standards of corporate governance and, except as noted below, has complied throughout the year with the best practice provisions of the Hampel Code.

THE BOARD

      The Board currently comprises fifteen Directors, made up of the CEO and CFO (the “Executive Directors”) and thirteen Non-Executive Directors, nine of whom were determined to be independent under the provisions of the Hampel Code and the NYSE’s new corporate governance listing standards (“NYSE’s rules”) and eight under the provisions of the Combined Code. The Non-Executive Directors of the Company bring a wide range of experience and expertise to the Company’s affairs, and they carry significant weight in the Board’s decisions.

      The roles of the Chairman and CEO are separate and have been since the Company obtained its listing in 1994. Lord St John of Fawsley held the position of Senior Independent Non-Executive Director of the Company until 17 November 2003, when he was replaced in this position by Lord Rothschild.

BOARD PRACTICES

      The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. A schedule of matters reserved for the full Board’s approval is in place, which includes, inter alia, the approval of annual and interim results, dividend policy, and significant transactions, agreements or arrangements between the Group and related parties, including members of The News Corporation Limited group (“News Corporation group”).

      The Board has also delegated specific responsibilities to Board Committees, notably the Audit, Remuneration and Corporate Governance & Nominations Committees, as set out below. Directors receive Board and Committee papers several days in advance of Board and Committee meetings and also have access to the advice and services of the Company Secretary. In addition, the Board members have access to external professional advice at the Company’s expense. Non-Executive Directors serve for an initial term of three years, subject to election by shareholders following appointment, subsequent re-election by shareholders, and Companies Act provisions relating to the removal of directors. In addition, reappointment for a further term is not automatic, but may be mutually agreed. All of the Directors are required to retire and offer themselves for re-election at least once in every three years.

      A committee of senior management generally meets on a weekly basis to allow prompt decision making and discussion of relevant business issues. It is chaired by the CEO and comprises the CFO and other Senior Executives from within the Group.

Board Committees

Remuneration Committee

      The Remuneration Committee, on behalf of the Board, is responsible for reviewing and recommending to the Board the key terms of employment (including without limitation the remuneration package (in all its forms)), and any changes thereto and any termination, settlement or compromise package or similar, of any Executive Director or any Senior Executive employed by the Group who reports directly to the CEO. The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work. The Remuneration Committee currently comprises three Independent Non-Executive Directors. Rupert Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee as observers in a non-voting capacity.

      The Board noted that, for the majority of the 2004 fiscal year, the composition of the Remuneration Committee did not comply with the Hampel Code, which states that all members of the Remuneration Committee must be Independent Non-Executive Directors. The Board considered that David DeVoe and Rupert Murdoch, along with the other members of the Remuneration Committee, provided a valuable contribution to the Remuneration Committee. Rupert Murdoch did not participate in any Remuneration Committee discussions concerning the negotiation of James Murdoch’s service agreement with the Company. On 15 June 2004, Rupert Murdoch and David DeVoe resigned as members of the Remuneration Committee and Nicholas Ferguson was appointed as a member. The members of the Remuneration Committee are Jacques Nasser (Chairman), David Evans and Nicholas Ferguson, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.

Audit Committee

      The Audit Committee, which consists exclusively of Non-Executive Directors, has clearly defined terms of reference as laid out by the Board. Philip Bowman, who had been Chairman of the Audit Committee since March 1995, resigned as a Director and consequently as a member of the Audit Committee on

14 November 2003. Following Philip Bowman’s resignation, the composition of the Audit Committee did not comply with the provisions of the Hampel Code, which states that there must be a majority of Independent Non-Executive Directors on the Audit Committee. On Philip Bowman’s resignation, the Board started a process to recruit a further Independent Non-Executive Director with sufficient financial experience to replace Philip Bowman. Andy Higginson joined the Board on 1 September 2004, and became a member of the Audit Committee, as of that date. On 15 June 2004, David DeVoe and Arthur Siskind resigned from the Audit Committee. The members of the Audit Committee are currently Allan Leighton (Chairman), Gail Rebuck and Andy Higginson. The composition of the Audit Committee now complies with the Combined Code, which requires there to be a minimum of three Directors on the Audit Committee, the majority of whom have to be independent. David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee as observers in a non-voting capacity.

      The Audit Committee meets at least five times a year. Its duties include making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors, and discussing with the external auditors the nature, scope and fees for the external auditors’ work. The Audit Committee reviews, and recommends to the Board the approval of or any amendment to, the quarterly, half year and annual financial statements of the Group, and also reviews the Company’s Annual Report on Form 20-F prior to its filing, the Group’s significant accounting principles, systems of internal control, treasury policies and the audit plans and findings of the Group’s internal audit function. The Audit Committee also monitors the Group’s whistleblowing policy and is responsible for approving all services including non-audit services provided by Deloitte & Touche LLP. The Audit Committee has the power to seek external advice as and when required.

      News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group, holding over 35.3% of the issued share capital. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation group and the Group and any other related party transactions, showing cumulatively all transactions which have been entered into during the year, and which exceed £100,000 in value.

      Furthermore, Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, it must also be submitted to the Board for approval.

Corporate Governance & Nominations Committee

      On 15 June 2004, the Nominations Committee was merged with the Corporate Governance Committee to become the Corporate Governance & Nominations Committee. The Committee is chaired by Lord Wilson of Dinton and its other members are Lord Rothschild and Arthur Siskind. Lord St John of Fawsley stepped down from the Committee on 15 June 2004 and John Thornton resigned from the then Nominations Committee following his resignation as a Director of the Company on 11 May 2004.

      During the fiscal year, the following processes were followed by the Corporate Governance & Nominations Committee in its nomination of Directors to the Board.

      On 23 September 2003, the Company announced that Tony Ball, then CEO of the Group, would not be renewing his service agreement on its expiry on 31 May 2004. The Nominations Committee, then chaired by Lord St John of Fawsley, was tasked by the Board to find a suitable replacement for Tony Ball. Gail Rebuck and Allan Leighton were asked to assist the Nominations Committee in this process. An Executive Search Consultant, Spencer Stuart, was retained by the Nominations Committee to aid in the search process. An extensive list of candidates was put together by Spencer Stuart, which was then reduced to a shortlist, all of whom were interviewed by all members of the Board involved in the process. This resulted in the Nominations Committee unanimously recommending to the Board the appointment of James Murdoch as CEO.

      During this period, the Nominations Committee met with various shareholders and shareholder bodies to advise them on the selection process. As a result of the comments received from those shareholders, the Nominations Committee considered it appropriate to nominate a further senior figure to the Board and recommended the appointment of Lord Rothschild, who was nominated to the Board and appointed as Deputy Chairman and Senior Independent Non-Executive Director on 17 November 2003.

      During the fiscal year, the Nominations Committee also commenced searches to find replacements for Philip Bowman and John Thornton, who resigned during the course of the year. Spencer Stuart were again asked to assist in the process and a number of candidates were identified. The Nominations Committee was assisted in this search by Allan Leighton, Gail Rebuck, Lord Wilson of Dinton, Lord Rothschild and Arthur Siskind. The Nominations Committee was mindful of appointing a Director with relevant financial experience who could also be appointed as a member of the Audit Committee and a further Independent Non-Executive Director. As a result, the Nominations Committee identified and unanimously recommended to the Board the appointment of Andy Higginson and Nicholas Ferguson as additional Independent Non-Executive Directors.

Corporate Governance Review

      On 14 November 2003, the Company announced that it had formed an ad-hoc Committee of the Board (the “Corporate Governance Committee”) to review all of the relevant codes and statutory obligations and to identify any appropriate changes to make to the processes of the Board and the composition of its Committees. The Corporate Governance Committee members comprised Lord Wilson of Dinton as Chairman, Lord Rothschild and Arthur Siskind.

      The Corporate Governance Committee’s approach was to undertake an analysis of the Combined Code, as well as the relevant SEC and NYSE rules applicable to the Company, and to identify where the Company’s own structure and practices varied from them. The Corporate Governance Committee sought to bring the Company’s structure and practices into line with all the rules with which the Company will be bound to comply, including the provisions of the Combined Code.

      The Corporate Governance Committee recommended to the Board the adoption of all of the Combined Code’s provisions. In the case of code provision A.7.2, which requires that directors who have been serving on a Board for more than nine years should retire and stand for re-election at each Annual General Meeting, the Corporate Governance Committee recommended that this provision should apply only from expiry of the current term of office that each Director is serving as approved by shareholders in general meeting.

      The Corporate Governance Committee also recommended that the composition of the Board’s Committees should comply with the relevant provisions of the Combined Code and recommended changes to the composition of the Audit and Remuneration Committees as discussed above in the “Remuneration Committee” and “Audit Committee” sections. Furthermore, it recommended that the Corporate Governance Committee should be merged with the Nominations Committee to form the Corporate Governance & Nominations Committee. These changes ensure that going forward, the composition of the Audit, Remuneration and Corporate Governance & Nominations Committees comply with the provisions of the Combined Code.

      The Corporate Governance Committee recommended that David DeVoe and Arthur Siskind should have a standing invitation to attend meetings of the Audit Committee and that Rupert Murdoch and David DeVoe should have a standing invitation to attend meetings of the Remuneration Committee. In both of these instances, their attendance at these meetings shall be as observers only and in a non-voting capacity.

      Under the Combined Code, the criteria to determine whether or not a Director is independent have changed from those under the Hampel Code. In light of the new criteria, the Board has determined that Lord St John of Fawsley, whilst independent under the Hampel Code and NYSE’s rules, will not be independent under the Combined Code.

COMPENSATION

      The Executive Directors and Senior Executives’ total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Remuneration Committee (the “Committee”) to ensure that it is achieving the Group’s objectives. The remuneration package is significantly weighted towards variable performance-related incentive arrangements. The policy ensures that a significant proportion of the remuneration of the Executive Directors and Senior Executives is aligned with our performance, generating a strong alignment of management’s interests with those of shareholders.

Salary

      The salary for each Executive Director and Senior Executive is determined by the Committee taking account of the recommendation of the CEO (other than in respect of his own salary), and information provided from external sources relative to the industry sectors in which the Group operates.

Annual bonus

      Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. The level of award is dependent on both personal performance during the relevant financial year and the performance of the Group through the achievement of commercial and strategic objectives. Previously, an element of the annual bonuses paid to Executive Directors and some Senior Executives was guaranteed. Under the revised bonus scheme arrangements guaranteed bonuses are being phased out.

LTIP

      The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Committee. An award under the existing LTIP comprises a performance-based share award, which may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which have the same value to the participant. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee.

      The awards vest, in full or in part, dependent on the satisfaction of specified performance targets. Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award, taking account of independent advice as necessary.

      As a result of the ongoing review of the Group’s remuneration policy, the Committee has agreed that future awards made under the LTIP will be subject to performance measurement over a period of three years, and will take the form of nil-priced options.

      During the year, awards under the plan were made to Tony Ball and Martin Stewart. Further information on these awards can be found in this Item (see “Agreements with departing Executive Directors”). James Murdoch was awarded 450,000 shares under the plan on 11 August 2004 and Jeremy Darroch was awarded 250,000 shares under the plan on 16 August 2004. The performance conditions attaching to these share awards comprise 30% of the award being based on a comparison of the Company’s relative total shareholder return (“TSR”) performance against the FTSE 100 and 70% against internal financial measures, comprising growth in earnings per share, free cash flow and DTH subscribers.

      Where awards are made in the form of market-value options with a cash bonus, if the market price of a share at the date of vesting is below the exercise price, awards in this form have been treated as having lapsed and participants have been eligible to receive shares for no consideration, equal to the value of their vested award.

2003 Awards

      Awards under the 2003 LTIP were granted in the form of nil-priced options. Performance measures for the 2003 LTIP focus on rewarding performance which results in maximised returns to shareholders. For the awards made in 2003, the Committee determined that the performance targets should be based on a comparison of the Company’s relative TSR performance against both the FTSE 100 and the international media and telecommunications sector. The awards only vest in full for outstanding performance against both of these comparator groups. TSR was selected as the target as it was considered to be a clear indicator of the value created for shareholders, and was a widely accepted measure of performance. Unlike awards granted in previous years, these awards will vest in full after three years.

      The selected comparator companies from the international media and telecommunications sector (“the Media Comparator Group”) were as follows: Carlton Communications; EMAP; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; Viacom; Vivendi Universal; and Walt Disney. As a result of the merger between Carlton Communications and Granada, these two companies were removed from the comparator group and replaced by the merged company, itv plc.

      The table below sets out the proportion of the awards, in percentage terms, that vests according to performance against the Media Comparator Group and the FTSE 100.

	The Company’s TSR performance
	against the FTSE 100

The Company’s TSR		Median	Upper	Upper
performance against the	Below	to upper	quartile	decile
Media Comparator Group	median	quartile	or above	or above

1st highest TSR	70%	80%	100%	100%
2nd highest TSR	60%	70%	95%	100%
3rd highest TSR	50%	65%	80%	90%
4th highest TSR	45%	55%	65%	75%
5th highest TSR	40%	50%	60%	70%
6th highest TSR	30%	40%	50%	60%
7th highest TSR or lower	—	—	—	—

      The awards granted to Tony Ball lapsed on 31 May 2004, on the expiry of his service agreement with the Company. The awards granted to Martin Stewart were released by Martin Stewart on 31 July 2004, and replaced by a pro-rata payment. Further details relating to these awards can be found in this Item (see “Agreements with departing Executive Directors”).

2002 Awards

      Awards under the 2002 LTIP took the form of market value options with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which did not attract a cash bonus.

      Performance measures for the 2002 LTIP focused on rewarding performance which results in maximised returns to shareholders. For the awards made in 2002, the Committee determined that the performance targets should be based on a comparison of the Company’s relative TSR performance against both the FTSE 100 and the Media Comparator Group. The awards only vest in full for outstanding performance against both of these comparator groups. TSR was selected as the target as it was considered to be a clear indicator of the value created for shareholders, and was a widely accepted measure of performance.

      The table below sets out the proportion of the awards, in percentage terms, that vest according to performance against the Media Comparator Group and the FTSE 100.

	The Company’s TSR performance
	against the FTSE 100

The Company’s TSR		Median	Upper	Upper
performance against the	Below	to upper	quartile	decile
Media Comparator Group	median	quartile	or above	or above

1st highest TSR	70%	80%	100%	100%
2nd highest TSR	60%	70%	95%	100%
3rd highest TSR	50%	65%	80%	90%
4th highest TSR	45%	55%	65%	75%
5th highest TSR	40%	50%	60%	70%
6th highest TSR	30%	40%	50%	60%
7th highest TSR or lower	5%	5%	5%	5%

      The awards granted to Tony Ball lapsed on 31 May 2004, on the expiry of his service agreement with the Company. Further details relating to this award can be found in this Item (see “Agreements with departing Executive Directors”).

      The Company was placed seventh against the Media Comparator Group and was below median against the FTSE 100, and therefore 5% of the award vested to Martin Stewart, representing 5,964 shares. Shares that did not vest, have rolled over and will vest subject to satisfaction of the performance conditions at 31 July 2005.

      50% of the award granted to Martin Stewart that was due to vest on 31 July 2005 was released by Martin Stewart on 31 July 2004 and was replaced by a pro-rata payment. Further details relating to this award can be found in this Item (see “Agreements with departing Executive Directors”).

2001 Awards

      Awards under the 2001 LTIP took the form of market value options with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which do not attract a cash bonus. Performance measures for the 2001 award focused on a mix of relative TSR measures and key commercial targets. 50% of the award granted in November 2001 vested in full on 30 June 2003 as to 400,000 shares to Tony Ball and 200,000 shares to Martin Stewart. The additional options which were granted in respect of the National Insurance enhancement, 54,000 to Tony Ball and 27,000 to Martin Stewart, lapsed, as the market price on the day of exercise was below the exercise price. This was as a result of the Company being placed second against the International Media and Telecommunications Comparator Group (“the Media & Telecoms Comparator Group”) in terms of TSR for the period November 2001 to June 2003, and for the achievement of the commercial targets at 30 June 2003.

      The table below sets out the proportion of the awards that was available to vest according to performance against the Media and Telecoms Comparator Group which comprises: Carlton Communications; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; and Vivendi Universal.

Maximum percentage of award
Company position against the	that may vest if commercial
Media & Telecoms Comparator Group	measures targets are met in full

1st or 2nd out of 9	100%
3rd or 4th out of 9	95%
5th or 6th out of 9	75%
7th or lower out of 9 (Core Award)	60%

      This level of vesting was only achievable if the Company also met the stretching commercial targets in full, which are set out below. 75% of the remaining award granted in November 2001 vested on 30 June

2004, as to 150,000 shares to Martin Stewart. This was as a result of being placed fifth against the Media & Telecoms Comparator Group in terms of TSR for the period November 2001 to June 2004, and for the achievement of the commercial measures at 30 June 2004, as set out below. The unvested portion of the award lapsed on 30 June 2004.

2001 LTIP performance conditions

		Performance	Percentage
	Target	achieved	achieved

Total DTH Homes	7,350,000 or more	7,355,000	100%
DTH Churn Rate	9.4% or less	9.7%	97%
Operating Margin	16% or more	16.4%	103%
Operating Cash Flow Margin	21.0% or more	24.1%	115%
Normalised EPS	17.1p or more	18.3p	107%
ARPU	£379 or more	£380	100%

      On 12 August 2003 Tony Ball and Martin Stewart exercised their rights under these awards. Further details relating to these awards can be found in the outstanding awards table below.

      Other broadly similar arrangements are operated for certain members of senior management not participating in the LTIP, under the terms of the KCP. Shares used to satisfy KCP awards are acquired by the ESOP in the market.

      Details of outstanding awards under the LTIP are shown below:

	Number of shares under award								Market
									price
	At		Granted	Exercised		Lapsed	At		at date		Date from
	30 June		during the	during the		during the	30 June	Exercise	of	Date of	which	Expiry
Executive Director	2003		year	year		year	2004	price	exercise	award	exercisable	date

Tony Ball	454,000		—	400,000	(v)	54,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	454,000		—	400,000	(v)	54,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	454,000		—	400,000	(v)	54,000	—	£8.30	£7.105	21.11.01	n/a	n/a
	454,000	(i)	—	—		454,000	—	£8.30	—	21.11.01	n/a	n/a
	227,110	(i)	—	—		227,110	—	£5.55	—	02.08.02	n/a	n/a
	227,110	(i)	—	—		227,110	—	£5.55	—	02.08.02	n/a	n/a
	11,466	(i)	—	—		11,466	—	£5.60	—	13.08.02	n/a	n/a
	11,466	(i)	—	—		11,466	—	£5.60	—	13.08.02	n/a	n/a
	—		400,000 (i)	—		400,000	—	n/a	—	13.08.03	n/a	n/a

Martin Stewart	227,000		—	200,000	(v)	27,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	227,000		—	200,000	(v)	27,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	227,000		—	200,000	(v)	27,000	—	£8.30	£7.105	21.11.01	n/a	n/a
	227,000		—	—		77,000	150,000 (iii)	£8.30	—	21.11.01	30.06.04	21.11.11
	113,555	(iv)	—	—		—	113,555	£5.55	—	02.08.02	31.07.04	31.07.12
	113,555	(ii)	—	—		—	113,555	£5.55	—	02.08.02	n/a	n/a
	5,733	(iv)	—	—		—	5,733	£5.60	—	13.08.02	31.07.04	31.07.12
	5,733	(ii)	—	—		—	5,733	£5.60	—	13.08.02	n/a	n/a
	—		220,000 (ii)	—		—	220,000	n/a	—	13.08.03	n/a	n/a

Notes:

(i)	These awards all lapsed on 31 May 2004 following the expiry of Tony Ball’s service agreement with the Company. Further details relating to this award can be found in this Item (see “Agreements with departing Executive Directors”).

(ii)	These awards were released on 31 July 2004. Further details relating to this award can be found in this Item (see “Agreements with departing Executive Directors”).

(iii)	These awards vested during the 2004 fiscal year.

(iv)	5,964 of these awards vested on 31 July 2004. At that date, 95% of this award did not vest and will be rolled over and tested at 31 July 2005.

(v)	The aggregate amount received by the Directors under the LTIP was £12,789,000 (2003: nil).

EBP

      In August 2002, the Company introduced an EBP for Executive Directors and Senior Executives. This plan rewards performance against key commercial measures over the financial year, with stretching targets derived from the Group’s business plan.

      Awards under the plan are made in the form of a contingent right to acquire the Company’s shares, for nil consideration, which are acquired in the market and are subject to performance achieved in the financial year of award.

2003 Awards

      At 30 June 2004, the commercial measures for the awards made in August 2003 were achieved at a vesting level of 80%, based on the achievement of commercial targets at 30 June 2004, as set out in the table below.

2003 EBP performance conditions

		Performance	Percentage
	Target	achieved	achieved

Total DTH Homes	7,350,000 or more	7,355,000	100%
DTH Churn Rate	9.4% or less	9.7%	97%
Operating Margin	16% or more	16.4%	103%
Operating Cashflow Margin	21.0% or more	24.1%	115%
Normalised EPS	17.1p or more	18.3p	107%
ARPU	£379 or more	£380	100%

      The awards granted to Tony Ball lapsed on 31 May 2004 on the expiry of his service agreement with the Company. The awards granted to Martin Stewart, which vested as to 44,000 shares at 30 June 2004, were released by him on 31 July 2004 and he will receive a payment equivalent to a proportion of the shares released. Further details relating to these awards can be found in this Item (see “Agreements with departing Executive Directors”).

      The delivery of the shares to Senior Executives has been deferred until 31 July 2006.

2002 Awards

      At 30 June 2003, the commercial measures for the awards granted in August 2002 were achieved in full. The delivery of the shares to the Executive Directors and Senior Executives are deferred in equal amounts to 31 July 2004 and 31 July 2005. The commercial targets, together with the actual results, at 30 June 2003, are set out in the table below.

2002 EBP performance conditions

		Performance	Percentage
	Target	achieved	achieved

Total DTH Homes	6,723,000 or more	6,845,000	102%
DTH Churn Rate	10.5% or less	9.4%	112%
Gross Margin	49.4% or more	49.7%	101%
Operating Cashflow Margin	14.1% or more	20.8%	150%
PBT (pre-exceptional items)*	£59.1m or more	£138m	234%
ARPU	£362 or more	£366	101%

*	Before prior-year restatement for adoption of Urgent Issues Task Force abstract 38 “Accounting for ESOP trusts”.

      The awards granted to Tony Ball lapsed on 31 May 2004 on the expiry of his service agreement with the Company. The awards granted to Martin Stewart, which vested on 31 July 2004, will be delivered to him in full. The awards that are due to vest on 31 July 2005 were released by Martin Stewart on 31 July 2004 and he will receive a payment equivalent to a proportion of the awards. Further details relating to these awards can be found in this Item (see “Agreements with departing Executive Directors”).

      Details of outstanding awards under the EBP are shown below:

	Number of shares under award
								Market
			Granted					price
	At		during	Exercised	Lapsed	At		at date	Date from
	30 June		the	during the	during the	30 June	Exercise	of	which	Expiry
Executive Director	2003		year	year	year	2004	price	exercise	exercisable	date

Tony Ball	52,000	(i)	—	—	52,000	—	n/a	n/a	n/a	n/a
	52,000	(i)	—	—	52,000	—	n/a	n/a	n/a	n/a
	—		100,000 (i)	—	100,000	—	n/a	n/a	n/a	n/a

Martin Stewart	26,000		—	—	—	26,000	n/a	n/a	31.07.04	n/a
	26,000	(ii)	—	—	—	26,000	n/a	n/a	n/a	n/a
	—		55,000 (ii)	—	—	55,000	n/a	n/a	n/a	n/a

Notes:

(i)	These awards lapsed on 31 May 2004 following the expiry of Tony Ball’s service contract with the Company (see “Agreements with departing Executive Directors”).

(ii)	These awards were released on 31 July 2004. Further details relating to these awards can be found in this Item (see “Agreements with departing Executive Directors”).

Additional Executive Bonus Scheme

      The Company has operated an Additional Executive Bonus Scheme in which beneficiaries who participate have the right to receive the growth in value on a number of notional shares. No awards have been made under this scheme since 1999 when awards were made to Tony Ball on his commencement of employment as CEO.

      The rights awarded to Tony Ball vested on 12 August 2002, and were subsequently exercised by Tony Ball on 12 August 2003. Further details can be found in this Item (see “Executive bonuses”).

      This scheme expires on 23 November 2004 and will not be renewed.

Share option schemes

      The Company operates Inland Revenue Approved and Unapproved Executive Share Option Schemes (“Executive Schemes”) and a Sharesave Scheme.

Executive Schemes

      With the exception of ad hoc awards made to certain individuals on hiring, grants under the Executive Schemes have been made, and continue to be made, on an annual basis.

      Executive Directors and Senior Executives who participate in the LTIP and EBP do not participate in the Executive Schemes annual options award. No options were granted to any of the Executive Directors or Senior Executives under the Executive Schemes during the year.

      The Company follows a policy of granting options to employees whose base salaries are £50,000 or above (“eligible employees”) linked to salary. These are then subject to approval by the department heads who may recommend that the individual receives an additional allocation for exceptional performance. There is no limit on the number of share options that may be granted to an individual (other than for the purposes of granting Inland Revenue approved options), however, any proposal to make a one-off grant of share options over four times an individual’s salary would require the prior approval of the Committee (irrespective of the employee’s level of salary). No such grant has been made to date.

      The performance conditions for option awards granted before August 2002 were based on key strategic measures for the Group, including subscriber growth measures and profit before tax.

      Awards granted since August 2002 have been based on EPS targets. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed RPI plus 3% per annum in order for awards to vest.

      Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award, taking account of independent advice as necessary.

      In August 1999, options over 600,000 shares were granted to Tony Ball which were deemed to vest on 12 August 2002. These were exercised on 12 August 2003, see the outstanding awards table below.

      In June 2002, options over 600,000 shares were granted to Tony Ball at an exercise price of £7.35 as part of the arrangements agreed on the renewal of his service agreement with the Company. Following the agreement reached with Tony Ball, on the expiry of his contract these Executive options will remain capable of exercise to the fullest extent applicable under the rules of the Executive Share Option Scheme and can be exercised at any time up until 12 February 2007. If they have not been exercised by this date they will lapse.

      Following approval by shareholders at the 2000 AGM, options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Awards made since August 2002 become capable of vesting over a period of four years, with one third of the award capable of vesting annually in each of years two, three and four, subject to the achievement of the performance target. Awards that do not vest in years two or three remain capable of vesting in the following years, subject to the achievement of performance targets.

      In accordance with an agreement with the Inland Revenue, the Group can, with the consent of the employee, pass on to the employee the cost of employer’s National Insurance Contributions on the exercise of share options granted to UK employees under the Unapproved Executive Share Option Scheme. Where the Company has decided to do this in the past, additional options have been granted under the Unapproved Executive Share Option Scheme to ensure that the employees, as far as possible, are no worse off than if the National Insurance cost was not passed to them.

      The Executive Schemes expire on 23 November 2004, and a resolution will be placed before shareholders at the 2004 AGM to renew the scheme for a further ten years.

      Details of outstanding awards under the Executive Schemes are shown below:

	Number of options							Market
								price
	At		Granted	Exercised	Lapsed	At		at date	Date from
	30 June		during the	during the	during the	30 June	Exercise	of	which	Expiry
Executive Director	2003		year	year	year	2004	price	exercise	exercisable	date

Tony Ball	5,145	(i)	—	5,145	—	—	£5.83	£7.105	n/a	n/a
	594,855	(i)	—	594,855	—	—	£5.83	£7.105	n/a	n/a
	600,000	(ii)	—	—	—	600,000	£7.35	n/a	31.05.04	12.02.07

Notes:

(i)	On 12 August 2003 the Executive Options were exercised and subsequently sold. The gain made on the exercise of the shares was £765,000.

(ii)	The Company has agreed that these options will remain capable of exercise to the fullest extent applicable under the rules of the Executive Scheme.

Millennium Award

      In addition to the awards set out above, in December 2000 the Company made an award over 500 shares to all employees who had not been granted options or awards under the LTIP or the Executive Schemes in the 2001 fiscal year. This award was made under the Approved Executive Share Option Scheme and became exercisable in December 2003. There were no performance conditions attached to this award.

Sharesave Scheme

      The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results. Jeremy Darroch was granted an option on 1 October 2004 over 4,281 shares at an exercise price of 386p per share under the terms of the Sharesave Scheme. This option becomes exercisable on 1 February 2010 and will lapse on 1 August 2010.

      This scheme expires on 23 November 2004, and a resolution will be placed before shareholders at the 2004 AGM to renew the scheme for a further ten years.

Pensions

      The Group provides pensions to eligible employees through the BSkyB Pension Plan (“Pension Plan”), which is a defined contribution plan. Employees may contribute up to 4% of basic salary into the Pension Plan each year and the Group matches this with a contribution of up to a maximum of 8% of basic salary. Contributions into the approved plan are subject to Inland Revenue limits. The Group does not currently operate a Supplementary Pension Scheme in excess of the Inland Revenue earnings cap.

      For those executives whose Pension Plan contributions are restricted due to Inland Revenue limits, employee contributions are reduced and, where employer contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% employer contribution rate.

      The amounts received by the Executive Directors during the 2004 fiscal year under pension arrangements are detailed below.

      Tony Ball received a payment of £22,918 (2003: a one-off payment of £113,883 and a further payment of £10,421) in relation to the shortfall in his pension arrangements. Employer contributions of £33,443 (2003: £31,863) were paid into the Pension Plan.

      Martin Stewart received a payment of £10,511 (2003: £4,213) in relation to the shortfall in his pension arrangements. Employer contributions of £25,171 (2003: £27,473) were paid into the Pension Plan.

      James Murdoch received a payment of £3,854 (2003: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £6,092 (2003: nil) were paid into the Pension Plan.

Other benefits

      Executive Directors are entitled to a company car, life assurance equal to four times base salary and medical insurance. In addition, they may be eligible for a resettlement and housing allowance for a specified period.

Service agreements

Policy

      The Committee has introduced a policy that Executive Directors’ service agreements will contain a maximum notice period of one year. This policy has now been fully implemented. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing director. However, the

Committee will consider such issues on a case by case basis and will consider the terms of employment that a departing director is engaged upon. A large proportion of each Executive Director’s total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

James Murdoch

      James Murdoch has a service agreement with the Company which was deemed to commence on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. James Murdoch’s remuneration consists of a base salary of £750,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company, including earnings growth, subscriber growth, magnitude of free cash flow and such other criteria which may be agreed with James Murdoch. The amount paid under this clause in respect of the financial year ending 30 June 2005 will be £1 million, if the performance targets for the year are met, up to a maximum of £1.5 million, where performance targets have been exceeded, and such appropriate lesser amount if, and to the extent, such targets are not met. The amount of bonus capable of being earned by James Murdoch in each subsequent financial year shall not be less than that capable of being earned in the financial year ending 30 June 2005, and shall similarly be calibrated against the budget adopted by the Company following the annual planning process. For the year ended 30 June 2004, James Murdoch was awarded a discretionary bonus of £850,000 which reflected, among other matters, the fact that James Murdoch had not been employed by the Company as Chief Executive Officer throughout the whole of the fiscal year.

      James Murdoch is also entitled to other benefits, namely pension benefits, a company car, life assurance equal to four times base salary and medical insurance. He is also entitled to participate in the LTIP and was awarded 450,000 ordinary shares on 11 August 2004 at a nil cost per ordinary share. This award will vest in full in August 2007 provided that certain performance criteria are satisfied. Subject to the achievement of the performance conditions and prior to any other event which would otherwise lead to a vesting of the shares under this award, the Company may elect instead to pay in cash an amount equal to the then market value of such shares and upon such payment the right to the vesting of such shares shall lapse. He also receives a relocation allowance (“Expense Allowance”) of £200,000 per annum up until 27 November 2006. This Expense Allowance covers all the expenses he incurs in respect of temporary accommodation following his move to the UK, all expenses in relocating to the UK including any fees incurred in connection with obtaining any visa or work permit required by James Murdoch or his family, cost of rental and maintenance for home telephones and faxes, all professional fees incurred in connection with obtaining appropriate tax advice, costs in respect of non-business related international flights by James Murdoch and his family, and all school or education fees in respect of his children.

      James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the United Kingdom, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of six months.

      On termination of the agreement, James Murdoch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination, plus his expense allowance equal to the value received over the previous twelve months, except that the expense allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination.

Jeremy Darroch

      Jeremy Darroch joined the Company on 16 August 2004 as the new CFO. Jeremy Darroch has a service agreement with the Company which was deemed to commence on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than twelve months’ notice in writing. Jeremy Darroch’s remuneration consists of a base salary of £500,000 per annum and an annual discretionary bonus to be agreed by the Committee. He is also entitled to other benefits, namely pension benefits, a company car, life assurance equal to four times base salary and medical insurance. He also participates in the LTIP and was awarded 250,000 ordinary shares on 16 August 2004 at a nil cost per ordinary share.

      Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the United Kingdom, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

      On termination of the agreement, Jeremy Darroch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination.

Agreements with departing Executive Directors

Tony Ball

      Tony Ball resigned as CEO and as a member of the Board on 4 November 2003, and his employment with the Company ended on the expiry of his service agreement on 31 May 2004. Details of the payments made to him are set out below. Details of the remuneration paid to him throughout the year ended 30 June 2004 are set out in this Item (see “Directors’ emoluments”).

Payment on expiry of service agreement

      On 23 September 2003, the Company announced that Tony Ball would not be renewing his service agreement with the Company on expiry. As part of an agreement reached with Tony Ball, the amounts detailed below were paid to him.

      Tony Ball received £10,746,064 on 31 May 2004 in return for agreeing with the Company a two-year non-compete restriction from 1 June 2004 in respect of free and pay television services in the UK, and until after the next renegotiation of rights in respect of services to or on behalf of the FAPL, and in return for waiving all of his unvested entitlements under the LTIP and EBP. Tony Ball also agreed to waive the contractual entitlement within his service agreement of a payment of one year of salary, bonus and benefits that would have been paid had his agreement not been extended on expiry on 31 May 2004. The Company has agreed that the Executive share options granted to Tony Ball will remain capable of exercise following the expiry of his service agreement to the fullest extent applicable under the rules of the Executive Share Option Scheme. As part of the agreement, Tony Ball also received certain assets with a value of £70,500, which included a car and audio visual equipment.

Martin Stewart

      Martin Stewart had a service agreement with the Company, which was deemed to commence on 1 December 1998, unless, or until, terminated by either party, giving to the other not less than 12 months’ notice in writing. Martin Stewart’s remuneration consisted of a base salary of £500,000 per annum and an annual discretionary bonus to be agreed by the Committee. He was also entitled to other benefits, namely pension benefits, a company car, life assurance equal to four times base salary and medical insurance. He also participated in the LTIP and EBP.

      Martin Stewart resigned as CFO and as a member of the Board on 4 August 2004. The Company has agreed with Martin Stewart that he will serve his one year notice period from 1 August 2004 to 31 July 2005.

      During the notice period, the non-compete terms of the agreement prevent Martin Stewart from taking up another position at a competing company, but do not stop him seeking employment elsewhere, with non-competing companies. Components of the package paid to Martin Stewart during this period are essentially the same as he would have received during normal employment except that:

a)	His annual bonus will be paid out at the 2003 level, as a substitute for a ‘normal’ annual bonus, and it will be paid in two equal instalments on 31 January 2005 and 31 July 2005.

b)	He also received a sum to compensate him for the loss of the LTIP and EBP awards due to vest in 2005 and 2006. This was paid on 31 August 2004. The total payment was based on the average closing price of a BSkyB share for the period 1 January 2004 to 31 July 2004. The payment was pro-rated as if his employment with the Company had ended on 31 July 2004, equal to 730/1096 of the LTIP and EBP award vesting in July 2005 and 365/1096 of the LTIP and EBP award vesting in August 2006. The balance of the 2002 LTIP award that did not vest at 31 July 2004 will be carried over and measured at 31 July 2005. The average share price over this period was £6.7638, consequently Martin Stewart received a payment of £1,273,982 in respect of these awards.

c)	During the notice period, Martin Stewart will continue to participate in the Company’s pension scheme and will receive his company car and certain computer equipment.

Value of pay
during garden
leave period

£000
Salary and bonus	1,000
Compensatory cash award (in lieu of outstanding shares)	1,274
Pensions	40
Benefits	50

2,364

Non-Executive Directors

      The basic fees payable to the Non-Executive Directors, set by the Board, were £38,600 each for the financial year ending 30 June 2004. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee. The Chairmen of the Board, the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee each receive an additional £5,000 per annum. Each Non-Executive Director is engaged by the Company for an initial term of three years. Reappointment for a further term is not automatic, but may be mutually agreed.

Directors’ emoluments

      The emoluments of the Directors for the years ended 30 June 2004, 2003 and 2002 are shown below:

						Total	Total	Total
				Total		emoluments	emoluments	emoluments
				emoluments		including	including	including
	Salary	Bonus		before		pensions	pensions	pensions
	and fees	scheme	Benefits	pensions	Pensions	2004	2003	2002

	£	£	£	£	£	£	£	£
Executive
James Murdoch(i)(viii)	456,284	850,000	164,348	1,470,632	9,946	1,480,578	13,946	—
Martin Stewart(ii)	500,000	500,000	24,244	1,024,244	35,682	1,059,926	956,436	713,517
Tony Ball(iii)	717,676	12,284,064	126,644	13,128,384	56,361	13,184,745	2,459,737	2,049,343
Non-Executive
Rupert Murdoch	48,375	—	—	48,375	—	48,375	17,741	—
Chase Carey	38,600	—	—	38,600	—	38,600	13,946	—
David Devoe	48,151	—	—	48,151	—	48,151	17,741	—
David Evans	43,600	—	—	43,600	—	43,600	39,994	27,057
Nicholas Ferguson(iv)	2,012	—	—	2,012	—	2,012	—	—
Allan Leighton	46,747	—	—	46,747	—	46,747	41,750	39,698
Jacques Nasser	43,792	—	—	43,792	—	43,792	26,923	—
Gail Rebuck	43,600	—	—	43,600	—	43,600	25,596	—
Lord Rothschild(v)	29,744	—	—	29,744	—	29,744	—	—
Arthur Siskind	46,010	—	—	46,010	—	46,010	15,843	—
Lord St John of Fawsley	47,035	—	—	47,035	—	47,035	40,673	35,000
Lord Wilson of Dinton	44,894	—	—	44,894	—	44,894	13,946	—
Philip Bowman(vi)	18,069	—	—	18,069	—	18,069	46,750	45,000
John Thornton(vii)	46,110	—	—	46,110	—	46,110	53,744	49,522
Total emoluments	2,220,699	13,634,064	315,236	16,169,999	101,989	16,271,988	3,784,766	2,959,137

Gains on exercise of LTIPs, EBP and executive share options are disclosed in this Item (see “LTIP”, “EBP” and “Executive Schemes” sections above).

Notes:

(i)	James Murdoch was appointed CEO on 4 November 2003.

(ii)	Martin Stewart resigned as a Director of the Company on 4 August 2004.

(iii)	Tony Ball resigned as a Director of the Company on 4 November 2003.

(iv)	Nicholas Ferguson was appointed a Director of the Company on 15 June 2004.

(v)	Lord Rothschild was appointed a Director of the Company on 17 November 2003.

(vi)	Philip Bowman resigned as a Director of the Company on 14 November 2003.

(vii)	John Thornton resigned as a Director of the Company on 11 May 2004.

(viii)	James Murdoch’s salary and fees for fiscal year 2004 include £13,015, received for his services as a Non-Executive Director.

Executive bonuses

      The amounts received by the Executive Directors under bonus schemes for the year ended 30 June 2004 are shown below:

	Payment on	Additional	Senior
	expiry of	Executive	Management
Executive Director	contract	Bonus Scheme	Bonus Scheme	Total

	£	£	£	£
James Murdoch	n/a	—	850,000	850,000
Martin Stewart	n/a	—	500,000	500,000
Tony Ball	10,746,064	288,000	1,250,000	12,284,064

Additional Executive Bonus Scheme

      Tony Ball had rights over 600,000 notional shares which were exercised on 12 August 2003. The notional shares had an exercise price of £5.35 but the gain on exercise was limited to a maximum of 48 pence per notional share, or £288,000 in aggregate.

      During the year ended 30 June 2004 no shares (notional or actual) have been granted under this scheme.

Senior Management Bonus Scheme

      The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2004.

      Martin Stewart elected that, in the event of any discretionary bonus being made to him at the Company’s discretion, it should be in the form of a contribution to a funded, unapproved retirement benefit scheme.

Share interests

      The interests of the Directors in the Ordinary Share capital of the Company during the year were:

	At	At	At
	18 October	30 June	30 June
Name of Director	2004	2004	2003

Lord St John of Fawsley	4,000	2,000	2,000
Lord Rothschild	100,000	100,000	—
Lord Wilson of Dinton	486	486	486
David Evans	*16,000	*8,000	—
Nicholas Ferguson	10,000	—	n/a
Martin Stewart	n/a	—	2,096

*	Held in the form of 4,000 ADSs, one ADS is equivalent to four ordinary shares.

      Lord Rothschild is also deemed to be interested in 2 million ordinary shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and of 15,250 ordinary shares as a result of being a trustee of a Charitable Foundation of which Lord Rothschild is not a beneficiary and of 3,500 ordinary shares which belong to a family trust of which Lord Rothschild is not a beneficiary but acts as a trustee.

      Except as disclosed in this Item, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and, except as disclosed in this Item, there have been no other changes between 1 July 2004 and 18 October 2004.

      At 18 October 2004, the ESOP was interested in 4,235,090 Ordinary Shares in which the Directors who are employees are deemed to have an interest.

      29.86% of the Ordinary Shares of News Corporation are owned by either (i) Telegraph Investment Co. Pty. Ltd., (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Rupert Murdoch, members of his family, including James Murdoch, and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. News UK Nominees Limited, a significant shareholder in the Group, is a subsidiary of News Corporation. The News Corporation group has significant transactions with the Group as set out in note 27 of the Consolidated Financial Statements included within Item 18.

      News Corporation has proposed to its shareholders a reorganisation transaction that would change the place of incorporation of News Corporation to the United States. In connection with this reorganisation,

News Corporation would acquire from Murdoch family interests certain companies holding approximately 58% of Queensland Press Pty Ltd not already owned by News Corporation. This transaction is subject to shareholder and court approval and, if approved, is expected to be completed in November 2004. As a result of the proposed transaction, the Murdoch family interests will own approximately 29.47% of the voting shares of News Corporation, which is slightly less than the 29.86% of the voting shares of News Corporation that the Murdoch family interests currently control.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      Our sole outstanding class of voting securities is ordinary shares, nominal value 50p each.

PRINCIPAL SHAREHOLDERS

      The following table sets forth, as of 18 October 2004, the amount and percentage of ordinary shares owned by each shareholder, including our directors and officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

	Amount	Percent
Identity of Person or Group	Owned	of Class

News UK Nominees Limited(1)	686,021,700	35.33%
One Virginia Street London E98 1XY
Franklin Resources, Inc. and its affiliates	98,030,827	5.05%
One Franklin Parkway San Mateo CA 94403-1906
Janus Capital Management LLC	79,154,541	4.08%
151 Detroit St. Denver CO 80206

(1)	On 23 April 2002, Sky Global Operations, Inc. (“SGO”) transferred its entire shareholding in us to BSkyB Holdco, Inc., its wholly-owned subsidiary. On 30 June 2004, BSkyB Holdco, Inc. transferred its entire shareholding in us to News UK Nominees Limited, a wholly-owned subsidiary of The News Corporation Limited which remains interested in the shares.

      There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

      On 11 August 2004, Janus Capital Management LLC (“Janus”) notified us that it had a 3.01% interest in our shares. On 11 October 2004 Janus further notified us that its interest in our shares had increased to 4.08%.

      On 9 August 2004, Franklin Resources, Inc. notified us that it had a 3.58% interest in our shares. On 12 August 2004, Franklin Resources, Inc. further notified us that its interest in our shares had increased to 4.08%. On 15 September 2004, Franklin Resources, Inc. further notified us that its interest in our shares had increased to 5.05%.

      On 16 February 2004, FMR Corp. notified us that it had a 3.01% interest in our shares. On 28 June 2004, FMR Corp. notified us that it no longer had a notifiable interest in our shares.

      In July 1999, Vivendi S.A. merged with Pathé and acquired its then 12.68% direct stake and 11.80% indirect stake in us, through BSB Holdings Limited. Between 22 December 2000, and 3 October 2001, shares of the combined stake were sold, leaving the direct stake, then registered to Vivendi Universal S.A., at 11.22% and indirect stake at 10.78%. On 6 October 2001, 21.20% of the combined stake was transferred to Deutsche Bank AG in an equity swap. Deutsche Bank AG announced it ceased to be interested in the shares on 21 May 2002. The remaining 14,884,888 shares registered to Vivendi were sold directly onto the market by the end of March 2002 and Vivendi thereby ceased to have an interest in us.

      Major shareholders have the same voting rights as all other shareholders.

      On 18 October 2004, 4,031,023 ADSs were held of record by 14 holders in the US and 27,466 ordinary shares were held of record by 58 US persons.

RELATED PARTY TRANSACTIONS

      For details of transactions with related parties, see note 27 of the Consolidated Financial Statements included within Item 18. The Audit Committee reviews all related party transactions with a cumulative value of £100,000 and above.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial statements

      The financial statements filed as part of this Annual Report filed on Form 20-F are included on pages F-1 to F-90.

Legal proceedings

      In August 2004, the Group commenced proceedings in the High Court of England and Wales for a material amount against Electronic Data Systems Corporation and Electronic Data Systems Limited for damages arising out of deceit, negligent misrepresentation and breach of contract in respect of the systems integration, software development and business implementation services provided to the Group as part of the Group’s investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

      Additionally, certain regulatory proceedings which could have material consequences for us are described within Item 4 “Information on the Company”.

Dividend distributions

      In order to facilitate the investment in organic growth following the launch of the Sky digital service, and to maintain gearing at efficient levels, the Board announced on 5 May 1999 that it had decided to suspend dividend payments to shareholders.

      Dividend payments were resumed during fiscal 2004, when the Company paid an interim dividend of 2.75 pence per share to shareholders on 23 April 2004. The Board has also proposed a final dividend for the year ended 30 June 2004 of 3.25 pence per share, payable on 19 November 2004 to shareholders on the register on 29 October 2004, subject to approval of shareholders at the Annual General Meeting in November 2004. The Board expects to adopt a progressive dividend policy and intends that the total ordinary dividend in fiscal 2005 will grow broadly in line with Group earnings.

SIGNIFICANT CHANGES

      Other than those events described in other Items in this Annual Report on Form 20-F, including as set out in note 30 of the Consolidated Financial Statements included within Item 18, there have not been any significant changes to our financial condition or results of operations since 30 June 2004. We are currently in discussions with our lending banks to replace our £600 million RCF with a new RCF, maturing on 30 July 2010.

ITEM 9.     THE OFFER AND LISTING

LISTING DETAILS AND MARKETS

      Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. The Bank of New York is the depositary of the American Depositary Receipts, which evidence the ADSs.

      The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares		ADSs(i)

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended 30 June
2000	2,158	550 1/2	133 1/3	34 3/4
2001	1,320	642	80 2/3	37 7/100
2002	936	544	53	32 1/100
2003	706	458	47 3/25	28 53/100
2004	776	584 1/2	59 6/25	40 13/50

	Shares		ADSs(i)

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended 30 June
2003
First Quarter	650	488	40	30 3/20
Second Quarter	674 1/2	458	42	28 35/100
Third Quarter	671	550	44 13/100	36 3/10
Fourth Quarter	706	624	47 3/25	39 22/225
2004
First Quarter	724	614 1/2	47 6/25	40 13/50
Second Quarter	709	614	51 1/4	41 9/100
Third Quarter	776	678 1/2	59 6/25	50 3/5
Fourth Quarter	696 1/2	584 1/2	51 3/10	43 33/100
2005
First Quarter	625	465 1/2	46 33/100	33 39/50

	Shares		ADSs(i)

	(Pence)		($)

	High	Low	High	Low

Month ended
30 April 2004	696 1/2	661	51 3/10	47 59/100
31 May 2004	667 1/2	606 1/2	48 13/25	43 33/100
30 June 2004	633 1/2	584 1/2	46 13/20	43 33/100
31 July 2004	625	603 1/2	46 33/100	44 49/100
31 August 2004	604	465 1/2	44 87/100	33 39/50
30 September 2004	521 1/2	478	37 79/100	34 59/100

(i)	Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.

ITEM 10.	ADDITIONAL INFORMATION

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

      The current Articles of Association (“Articles”) of the Company, contain, inter alia, provisions to the following effect:

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

      Save as otherwise provided in the Articles, a Director shall be prohibited from voting at a meeting of the Directors on material matters in which he has directly or indirectly a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of the Act and every other statute for the time being in force concerning companies and affecting the Company (the “Statutes”), a Director shall be entitled to vote (and be counted in the quorum) in respect of any resolution at a meeting of the Directors concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of any shares or debentures or other securities of or by the Company for subscription, purchase or exchange in which offer he is, or is to be, interested as a participant in the underwriting or sub-underwriting thereof;

(iv)	any proposal concerning a superannuation fund or retirement benefits scheme which has been approved by, or is subject to, and conditional upon approval by the Board of the Inland Revenue for taxation purposes;

(v)	any arrangement for the benefit of employees of the Company or any of its subsidiaries including but not limited to, an employees share scheme which has been approved by, or is subject to and conditional upon approval by, the Board of the Inland Revenue for taxation purposes and which does not accord to any Directors any privilege not accorded to the employees to whom the arrangement relates; and

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

      Under the current Articles, the Directors may also be paid all expenses properly incurred by them in attending meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the discharge of their duties as Directors. Any Director who holds any executive office or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of bonus, commission or otherwise, as the Directors may determine.

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

      The Directors may, from time to time, appoint one or more of their number to any executive office on such terms and for such periods as they may (subject to the provisions of the Statutes) determine.

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

Dividends

      Subject to the Act, the Company may by ordinary resolution declare dividends to be paid to members of the Company according to their rights, but no such dividend shall exceed the amount recommended by the Directors. If, in the opinion of the Directors, the profits of the Company available for distribution justify such payments, the Directors may, from time to time, pay interim dividends on the shares of such amounts and on such dates and in respect of such periods as they think fit. The profits of the Company available for distribution and resolved to be distributed shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

      No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

      Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

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

(ii)	such additional number of Directors as shall, when aggregated with the number of Directors retiring under paragraph (a) above, equal either one third of the number of Directors, in circumstances where the number of Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Directors (the “Relevant Proportion”) provided that:

(a)	the provisions of this paragraph (i) shall only apply if the number of Directors retiring under paragraph (i) above is less than the Relevant Proportion; and

(b)	subject to the provisions of the Act and to the following provisions of these Articles, the Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

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

Variation of rights

      Subject to the Act, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied either whilst the Company is a going concern or during, or in contemplation of, a winding-up. At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

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

      The Directors of the Company may refuse to register the transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirements) under the Uncertificated Securities Regulations 2001 to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees. The Directors may refuse to register any transfer if it is their opinion that such transfer would or might (i) prejudice the Group’s right to hold, be awarded or granted or have renewed or extended, any licence granted under the Broadcasting Acts, or (ii) give rise to or cause a variation to be made to, or a revocation or determination of, any such licence by Ofcom.

      If the Directors determine following registration of a transfer of shares:

(i)	and following consultation with Ofcom that, inter alia, by reason of the interest of a person in any shares of the Company transferred, Ofcom may vary, revoke, determine or refuse to award, grant, renew or extend a licence granted under the Broadcasting Acts; or

(ii)	that any person has an interest in the shares of the Company which, inter alia, makes the Company a disqualified person under the Broadcasting Acts or which contravenes, or would cause a contravention of, any of the restrictions set out in Parts III, IV or V of Schedule 2 to the Broadcasting Act 1990 or any order, direction or notice made pursuant to the Broadcasting Acts or such other restrictions as may be applied by Ofcom from time to time to disqualify certain persons or bodies from having interests in such a licence or to restrict the accumulation of interests in relevant services as defined in Schedule 2 to the Broadcasting Act 1990;

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

Untraced shareholders

      The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if, during a period of twelve years, no cheque for amounts payable in respect of the share has been cashed and no communication has been received by the Company from the member or the person entitled by transmission and at least three dividends have been paid in relation to such shares during those twelve years and no such dividend has been claimed and, within a further period of three months from the date of advertisements giving notice of its intention to sell such shares placed after the expiry of the period of twelve years, the Company has not received any communication from the member or the person entitled by transmission and notice has been given by the Company to the London Stock Exchange of its intention to make such sale. The Company shall be obligated to account to the former member or person entitled by transmission for the net proceeds of the sale of such shares but no trust shall be created in respect of the debt and no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds.

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

      At the Annual General Meeting of the Company held on 14 November 2003, shareholders approved a special resolution, authorising the Directors to reduce the Company’s share premium account by £1,120 million. In addition to the approval of the reduction by shareholders, the Company required the approval of the High Court, which was granted on 10 December 2003. The reduction became effective on 11 December 2003.

      At the Annual General Meeting of the Company to be held on 12 November 2004 (the “AGM”), shareholders will be asked to approve a special resolution that would allow the Company to buy back up to 97,000,000 ordinary shares in the market, which is approximately 5% of the issued ordinary share capital at 1 October 2004. The authority would expire on the date which is 12 months from the date of the passing of the special resolution. Any buy back would be by market purchases through the London Stock Exchange. Any shares so purchased would be cancelled. The effect of cancelling shares would be to reduce the number of shares in issue.

      At the AGM shareholders will also be asked to approve an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the “City Code”) which, if approved, will waive the compulsory bid obligation that would arise for News UK Nominees Limited should the Company repurchase shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the company by the person required to make the offer or any person acting in concert with him. The current holding of News UK Nominees Limited is 686,021,700 ordinary shares, representing 35.33% of the voting rights in the Company. If the Company were to repurchase shares under the authority to be granted by special resolution detailed above and at the time the voting rights attributable to the aggregate holding of News UK Nominees Limited continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding has fallen below this level and, as a result increased to 30% or more of such voting rights, an obligation under Rule 9 of the City Code would arise for News UK Nominees Limited to make a cash offer for the issued shares of the Company which it does not already own. The Panel has agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval on a poll from shareholders independent of News UK Nominees Limited of the ordinary resolution. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding. If the authority to be granted by the special resolution detailed above were exercised in full and, assuming no disposals of ordinary shares by News UK Nominees Limited and no issues of ordinary shares by the Company in the meantime, the holdings of News UK Nominees Limited and the percentage of the voting rights in the Company attributable to such holdings would be 37.19%.

Issue of shares

      Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company passed in general meeting, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right to renunciation), grant options over, or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

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

      The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of the Company a statutory obligation to notify the Company in writing and containing details set out in the Companies Act where:

(i)	he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of the Company’s issued and voting share capital; and

(ii)	as a result, either he obtains, or ceases to have:

(a)	a “material interest” in 3%, or more; or

(b)	an aggregate interest (whether “material” or not) in 10%, or more of the Company’s voting capital; or

(c)	the percentage of his interest in the Company’s voting capital remains above the relevant level and changes by a whole percentage point.

      A “material interest” means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/ recognised scheme/ collective investment scheme/open-ended investment company.

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

      There are additional disclosure obligations under Rule 3 of the Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the Company, the Panel on Takeovers and Mergers and the UK Listing Authority through one of its approved regulatory information services no later than twelve noon on the business day following the date of the acquisition.

      The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

      Except where otherwise expressly stated, a reference in the articles to any statute or provision of a statute includes a reference to any statutory amendment, modification or re-enactment of it for the time being in force.

MATERIAL CONTRACTS

      We have entered into the following contract outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report.

Revolving Credit Facilities

      In March 2003 the Group entered into a £600 million revolving credit facility. This agreement has been included as an exhibit as part of this Annual Report on Form 20-F and is also described in note 20 of the Consolidated Financial Statements included within Item 18.

EXCHANGE CONTROLS

      There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest and other payments to non-resident holders of our securities, except as otherwise described in the “Memorandum and Articles of Association — Dividends” section above, and the “Taxation” section below.

      Under English law (and the Company’s Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

TAXATION

      This section summarises basic UK and US tax consequences of the acquisition, ownership and disposition of shares and ADSs by a US Holder. For purposes of this summary, a “US Holder” is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organised under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source, or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity’s income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law, UK Inland Revenue practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the “Treaty”), and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

      The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US Holders of stock representing 10% or more of the total combined voting power of the Company, US expatriates, insurance companies, tax-exempt organisations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

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

      US Holders of ADSs will be treated as owners of the shares underlying the ADSs. Accordingly, except as noted, the UK and US tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of distributions

      Under current UK taxation legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by US Holders who are not resident or ordinarily resident for tax purposes in the UK on dividends declared on the shares.

      For dividends paid on or after 6 April 1999, US Holders who are not resident or ordinarily resident for tax purposes in the UK ceased to be entitled to receive a UK/ US Double Tax Treaty Payment in relation to dividends declared on the shares because of reductions in the tax credit attaching to dividends provided for in the Finance (No. 2) Act 1997.

      US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income are not required to file a UK income tax return.

      For US federal income tax purposes, the gross amount of any distribution made by the Company to a US Holder with respect to any shares or ADSs held by the US Holder generally will be includable in the income of the US Holder as dividend income to the extent that such distribution is paid out of the Company’s current or accumulated earnings and profits as determined under US federal income tax principles (subject to the discussion below under “US passive foreign investment company rules”). Dividends will generally constitute foreign source “passive” income for foreign tax credit purposes. The dividend income generally will not be eligible for the dividends received deduction allowed to corporations. If the amount of any distribution exceeds the Company’s current and accumulated earnings and profits as so computed, such excess first will be treated as a tax-free return of capital to the extent of the US Holder’s tax basis in its shares or ADSs, and thereafter as gain from the sale or exchange of property.

      Dividends received by an individual US Holder before 1 January 2009 with respect to such US Holder’s shares or ADSs will generally be subject to a reduced rate of US federal taxation, provided that certain holding period and other requirements are met, and provided further that the Company is a qualified foreign corporation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the US. US Treasury Department guidance indicates that a foreign corporation organised in the UK, such as the Company, will qualify. US Holders should consult their own tax advisors regarding the application of these rules.

      Any non-US withholding tax with respect to a dividend may be used as a credit against a US Holder’s US federal income tax liability, subject to certain conditions and limitations.

      The amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognise US source ordinary income or loss when such US Holder sells or disposes of non-US currency. The US Holder will have a tax basis in this non-US currency equal to the US dollar value of the currency on the date the dividend is included in the US Holder’s income. This foreign currency gain or loss will generally be US source ordinary income or loss.

Taxation of capital gains

      US Holders who are not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the disposal of their ADSs or shares unless they carry on a trade in the UK through a branch, agency or permanent establishment, or a profession or vocation in the UK through a branch or agency and such ADSs or shares are used, held or acquired for the purposes of the trade, profession, vocation, branch, agency or permanent establishment.

      The surrender of ADSs in exchange for shares should not usually give rise to UK corporation tax, or US or UK capital gains tax, for US Holders.

      In general, for US federal income tax purposes, a US Holder will recognise capital gain or loss if such US Holder sells or exchanges shares or ADSs, provided that such shares or ADSs are capital assets in the hands of such US Holder (subject to the discussion below under “US passive foreign investment company rules”). Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the shares or ADSs for more than one year.

US passive foreign investment company rules

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

      If the Company were to become a PFIC, the tax applicable to distributions on shares or ADSs and any gains a US Holder recognises on disposition of shares or ADSs may be less favourable to such US Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

Inheritance and gift taxes

      An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the “Estate Tax Treaty”) and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual’s death or on a gift of the shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in that Treaty.

United Kingdom stamp duty and stamp duty reserve tax

      A transfer for value of the shares executed on or after 1 October 1999 will generally be subject to UK ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up (if necessary) to the nearest multiple of £5. Stamp duty is normally a liability of the purchaser.

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

      Any transfer for value of the underlying shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration on a transfer from the Custodian of the Depositary to a US Holder or registered holder of an ADS, rounded up (if necessary) to the nearest multiple of £5. Upon cancellation of the ADS, however, only a fixed UK stamp duty of £5 per instrument of transfer will be payable.

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

DOCUMENTS ON DISPLAY

      Certain documents referred to in this annual report can be inspected at our offices at Grant Way, Isleworth, Middlesex, TW7 5QD, England.

      We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the US Securities and Exchange Commission (“SEC”). Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. The public may obtain information regarding the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

      Our treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and counter-party risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by our internal audit team and by the Treasury Committee.

      Our principal market risks are our exposures to changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. The principal instruments used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

      As of 1 July 2003, we have formulated our policies for hedging with regard to US GAAP requirements on hedge accounting, and therefore the majority of our existing derivative arrangements qualified for hedge accounting under US GAAP during the current period; see note 28 of the Consolidated Financial Statements included within Item 18 for further details.

Interest rate management

      We have financial exposures to both pound sterling and US dollar interest rates, arising primarily from long-term bonds. We manage our exposures by borrowing at fixed rates of interest and by using interest rate swaps to adjust the balance between fixed and floating rate debt. All of our US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of our debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account; at 30 June 2004, the split of our aggregate borrowings into their core currencies was US dollar 90% and pound sterling 10% (30 June 2003: US dollar 84% and pound sterling 16%). The decrease in the pound sterling percentage of aggregate borrowings is due to the decrease to nil in the amount drawn down on the Group’s RCFs as detailed below. We also enter into pound sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount.

      At 30 June 2004, 77% of our borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (30 June 2003: 93%). The reduction in the proportion of borrowings at fixed rates is the result of certain new interest rate swap and swaption agreements designed to achieve a more appropriate balance of fixed and floating rate debt. The fair value of both interest rate and cross-currency swaps held as of 30 June 2004 was approximately £105 million against the Group’s favour, compared to £7 million in the Group’s favour at 30 June 2003. This change is primarily due to adverse movements in foreign exchange rates.

      At 30 June 2004, no amounts were drawn down on the Group’s RCFs (30 June 2003: £75 million). All of the drawings at 30 June 2003 were made under the March 2003 £600 million facility, discussed in more detail in note 20 to the Consolidated Financial Statements included within Item 18. The interest rate payable on this £600 million facility is not dependent on the Group’s credit rating. Under the terms of the March 2003 £600 million facility, interest accrues at rates between 0.6% and 1.125% per annum above the London Inter-Bank Offer Rate (“LIBOR”), depending upon our leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (as defined in the loan agreement). Until June 2004, the rate was fixed at 1.125% and shall not fall below 0.7% per annum above LIBOR prior to March 2006.

      At 30 June 2004, our annual interest charge would be unaffected by any change to the Group’s credit rating in either direction.

      To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At 30 June 2004, 31% of our available funding was due to mature in more than five years (30 June 2003: 47%).

      At 30 June 2004, the Group had outstanding interest rate swap and swaption agreements with notional principal amounts totalling £1,395 million, compared to £1,154 million at 30 June 2003. This movement reflects the new interest rate swap and swaption agreements designed to achieve a more appropriate balance of fixed and floating rate debt, as noted above.

      At 30 June 2004, a one percentage point increase in interest rates would result in a £2 million increase in our annual net interest expense (30 June 2003: increase of £1 million).

Currency exchange rates

      Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In fiscal 2004, 14% of operating costs (£439 million) were denominated in US dollars (30 June 2003: 15% (£424 million)). These costs relate mainly to our long-term programming contracts with US suppliers. We currently manage our US dollar/ pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead. All US dollar-denominated forward foreign exchange agreements and similar financial instruments entered into by us are in respect of firm commitments only, and represent 80% (30 June 2003: 90%) of US dollar denominated costs over the relevant 18 month period. At 30 June 2004, we had outstanding commitments to purchase, in aggregate, US$705 million (2003: US$903 million) at average rates of US$1.62 to £1.00. These contracts, which are individually for less than US$13 million (2003: US$13 million), are with a variety of counter-parties.

      As at 30 June 2004, some £250 million (30 June 2003: £226 million) of these forward contracts are to hedge liabilities in respect of available programming and hence these liabilities are recorded on the balance sheet at the hedged rate under UK GAAP. The remaining forward contracts are to hedge future payments for programmes yet to become available and are therefore disclosed within commitments rather than being recorded within liabilities (see note 25 of the Consolidated Financial Statements included within Item 18).

      Our primary Euro exposure arises as a result of revenues generated from our subscribers in Ireland, being approximately 3% of total revenue in fiscal 2004 (fiscal 2003: 3%). These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, the net position being a Euro surplus.

      During fiscal 2004, surplus Euros were exchanged for pounds sterling on currency spot markets, which in the twelve months to 30 June 2004 amounted to Euro 15 million (2003: Euro 59 million). A further Euro 122 million has been retained to meet obligations under forward foreign exchange contracts for the purchase of Swiss francs (see below).

      In fiscal 2003, we acquired the television rights to certain UEFA Champions League football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss francs, which means that we are exposed to the Swiss franc/ pound sterling exchange rate. In line with our policy of limiting foreign exchange transactions to fixed price instruments, as at 30 June 2004, 90% of this exposure was hedged via the use of forward contracts for the exchange of Euros and sterling for Swiss francs. Subsequent to 30 June 2004, 100% of this exposure has been hedged.

      It is our policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs, using fixed price instruments only. The impact on the Group’s annual profit of a 10% movement in pound sterling against all currencies in which the Group has significant transactions is estimated to be a £4 million charge/ credit (2003: nil) to the profit and loss account.

      The accounting policies in respect of market risk sensitive instruments are disclosed in notes 1 and 21 of the Consolidated Financial Statements included within Item 18. The accounting policies in respect of market risk-sensitive instruments under UK GAAP vary in certain significant respects from US GAAP as disclosed in note 28 of the Consolidated Financial Statements included within Item 18.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      The constituent instruments defining the rights of holders of ordinary shares have not been materially modified.

      Pursuant to the terms of the Deposit Agreement, The Bank of New York, as Depositary, has agreed to notify holders of ADSs of all actions of the Company in which shareholders of ordinary shares are entitled to exercise voting rights, thus facilitating the exercise of voting rights by holders of ADSs. The address of The Bank of New York is 101 Barclay Street, New York, New York, 10286.

ITEM 15.     CONTROLS AND PROCEDURES

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of these disclosure controls and procedures at 30 June 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures are effective. No change in the Company’s internal control over financial reporting has occurred during the year ended 30 June 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

      It is the opinion of the Board that the Audit Committee does not include an Audit Committee financial expert. The Audit Committee members have considerable financial and business experience and the Board considers that the membership as a whole has sufficient recent and relevant financial experience to discharge its functions without the need to formally designate a member as the financial expert.

ITEM 16B.     CODE OF ETHICS

      On 19 June 2003 the Group adopted a code of ethics that applies to the Group’s principal executive officer and principal financial officer, who also serves as the principal accounting officer. The full text of the code of ethics is incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the Securities and Exchange Commission on 5 December 2003.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

—	those services which the auditors are prohibited from providing;

—	those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and

—	those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

      The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.

      There were no services provided during the year that were not pre-approved by the Audit Committee in accordance with the Group policy.

      Information on our principal accountant fees and services is analysed below.

	2004	2003	2002

	£m	£m	£m
Audit fees	1	1	1
Audit-related fees	1	1	1

Audit and audit-related fees	2	2	2

Tax fees	—	1	—

CRM centre development	7	5	5
Website development	—	—	1
Other services	—	1	1

All other fees	7	6	7

      Audit-related fees relate to advice on accountancy matters. Tax fees relate to ad hoc tax advice.

      During fiscal 2004, the auditors received £7 million (2003: £5 million; 2002: £5 million) in respect of ongoing CRM Centre development services. Due to the complex and long-term nature of the CRM Centre development work, the Group is satisfied that Deloitte & Touche LLP should continue to provide these services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

      In addition to the amounts above, the Group understands that, during fiscal 2002, its auditors indirectly received £4 million from the Group, through the performance of sub-contracted services for one of the Group’s CRM Centre consultants. The Group understands that no such payments were made during fiscal 2004 or fiscal 2003.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable

PART III

ITEM 17.     FINANCIAL STATEMENTS

      The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.     FINANCIAL STATEMENTS

      The financial statements of British Sky Broadcasting Group plc filed as a part of this Annual Report on Form 20-F are included on pages F-1 through F-90 as follows:

ITEM 19.	EXHIBITS

      The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit No.
In Document
Incorporated
Number		Description	By Reference

1	(i)	Memorandum and Articles of Association	A
2	(ii)	Specimen share certificate	2
4.1	(iii)	Agreement dated 20 March 2003 with respect to a £600,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, Barclays Capital, as agent, and others	4.5
4.2		Service agreement dated 13 May 2004 with the Chief Executive Officer	—
4.3		Service agreement dated 16 August 2004 with the Chief Financial Officer	—
8		List of Subsidiaries	—
11	(iii)	Code of Ethics	11
12.1		Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
12.2		Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
13		Written statement of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)	—
14		Consent of Deloitte & Touche LLP	—

(i)	Incorporated by reference to the Special Report on Form 6-K of British Sky Broadcasting Group plc filed with the Securities and Exchange Commission on 18 August 2003.

(ii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2001 filed with the Securities and Exchange Commission on 1 October 2001.

(iii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the Securities and Exchange Commission on 5 December 2003.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BRITISH SKY BROADCASTING GROUP PLC

BY:	JEREMY DARROCH

JEREMY DARROCH
Chief Financial Officer

Date: 26 October 2004

FINANCIAL STATEMENTS OF BRITISH SKY BROADCASTING GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of:

British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD

      We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries (collectively, “the Group”) as at 30 June 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses, and consolidated cash flow statements for each of the three years in the period ended 30 June 2004, and notes thereto, all expressed in pounds sterling. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 30 June 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 30 June 2004 in conformity with accounting principles generally accepted in the United Kingdom.

      Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

      Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 28 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

      As discussed in Note 28 to the consolidated financial statements, the Group was required to adopt Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, effective 1 July 2002.

      As discussed in Note 1 to the consolidated financial statements, during the year ended 30 June 2004 the Group changed its method of accounting for ESOP trusts to conform to Urgent Issues Task Force Abstract 38 “Accounting for ESOP trusts” and, retroactively, restated prior period financial statements for the change.

DELOITTE & TOUCHE LLP

London, United Kingdom
3 August 2004
(22 October 2004 as to notes 28, 29 and 30)

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		30 June 2004			30 June 2003			30 June 2002

					Before			Before
		Before			goodwill			goodwill
		goodwill	Goodwill		and	Goodwill		and	Goodwill
		and	and		exceptional	and	Total	exceptional	and	Total
		exceptional	exceptional		items as	exceptional	as	items as	exceptional	as
	Notes	items	items	Total	restated(i)	items	restated(i)	restated(i)	items	restated(i)

		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover: Group and share of joint ventures’ turnover		3,738	—	3,738	3,263	—	3,263	2,915	—	2,915
Less: share of joint ventures’ turnover		(82)	—	(82)	(77)	—	(77)	(139)	—	(139)

Group turnover	2	3,656	—	3,656	3,186	—	3,186	2,776	—	2,776
Operating expenses, net	3	(3,056)	(119)	(3,175)	(2,822)	(116)	(2,938)	(2,590)	(137)	(2,727)

Operating profit		600	(119)	481	364	(116)	248	186	(137)	49
Share of joint ventures’ and associates’ operating results(ii)	5, 14	(5)	10	5	3	—	3	(76)	(1,070)	(1,146)
Profit on disposal of fixed asset investments	4	—	51	51	—	—	—	—	2	2
Amounts written back to (written off) fixed asset investments, net	4	—	24	24	—	(15)	(15)	—	(60)	(60)
Release of provision for loss on disposal of subsidiary	4	—	—	—	—	—	—	—	10	10

Profit (loss) on ordinary activities before interest and taxation		595	(34)	561	367	(131)	236	110	(1,255)	(1,145)
Interest receivable and similar income	6	10	—	10	4	—	4	11	—	11
Interest payable and similar charges	6	(91)	—	(91)	(118)	—	(118)	(148)	—	(148)

Profit (loss) on ordinary activities before taxation	7	514	(34)	480	253	(131)	122	(27)	(1,255)	(1,282)
Tax (charge) credit on profit (loss) on ordinary activities	9	(158)	—	(158)	(59)	121	62	(29)	(78)	(107)

Profit (loss) on ordinary activities after taxation		356	(34)	322	194	(10)	184	(56)	(1,333)	(1,389)
Equity dividends	10			(116)			—			—

Retained profit (loss) for the financial year	24			206			184			(1,389)

Earnings (loss) per share — basic	11			16.6p			9.6p			(73.6p )

Earnings (loss) per share — diluted	11			16.6p			9.5p			(73.6p )

(i)	The full year results for fiscal 2003 and fiscal 2002 have been restated following the adoption of Urgent Issues Task Force Abstract 38 “Accounting for ESOP trusts” (“UITF 38”) (see note 1).

(ii)	Included within fiscal 2002 joint ventures’ goodwill amortisation of £1,070 million for the year is £971 million in respect of an impairment of KirchPayTV GmbH & Co KGaA (“KirchPayTV”) goodwill (see notes 4, 5 and 14).

Details of movements on reserves are shown in note 24.

All results relate to continuing operations.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

			30 June	30 June
			2003	2002
		30 June	as	as
	Notes	2004	restated(i)	restated(i)

		£m	£m	£m
Profit (loss) on ordinary activities after taxation(ii)	24	322	184	(1,389)
Translation differences on foreign currency net investment	24	—	—	1

Total recognised gains and losses relating to the year		322	184	(1,388)

Prior period adjustment	1	(12)

Total gains recognised since last annual report	24	310

(i)	The full year results for fiscal 2003 and fiscal 2002 have been restated following the adoption of UITF 38 (see note 1).

(ii)	Included within the profit (loss) on ordinary activities after taxation is a £5 million loss (2003: £2 million profit; 2002: £80 million loss) in respect of the Group’s share of the results of joint ventures and associates.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		30 June

			2003
	Notes	2004	as restated(i)

		£m	£m
Fixed assets
Intangible fixed assets	12	417	536
Tangible fixed assets	13	376	346
Investments:
Investments in associates		1	—
Investments in joint ventures:
— Share of gross assets		72	87
— Share of gross liabilities		(45)	(59)
— Transfer to creditors		5	2

Total investments in joint ventures and associates	14	33	30
Other fixed asset investments	15	2	44

Total investments		35	74

		828	956

Current assets
Stocks	16	375	370
Debtors: Amounts falling due within one year
— deferred tax asset	17	49	31
— other	18	321	363

		370	394
Debtors: Amounts falling due after more than one year
— deferred tax asset	17	102	159
— other	18	42	64

		144	223
Cash and liquid resources:
— current asset investments		173	—
— cash at bank and in hand		474	47

		647	47

		1,536	1,034

Creditors: Amounts falling due within one year	19	(1,170)	(967)

Net current assets		366	67

Total assets less current liabilities		1,194	1,023

Creditors: Amounts falling due after more than one year
— long-term borrowings	20	(1,076)	(1,152)
— accruals and deferred income	20	(28)	(20)

		(1,104)	(1,172)

Provisions for liabilities and charges	22	—	(3)

		90	(152)

Capital and reserves — equity
Called-up share capital	23	971	969
Share premium	24	1,437	2,536
Shares to be issued	24	—	3
ESOP reserve	24	(30)	(35)
Merger reserve	24	222	299
Special reserve	24	14	—
Profit and loss account	24	(2,524)	(3,924)

Shareholders’ funds (deficit)	24	90	(152)

(i)	The balance sheet as at 30 June 2003 has been restated following the adoption of UITF 38 (see note 1).

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		30 June

				2002
				as
	Notes	2004	2003	restated(i)

		£m	£m	£m
Net cash inflow from operating activities	a	882	664	250

Dividends received from joint ventures		4	4	—

Returns on investments and servicing of finance
Interest received and similar income		7	3	9
Interest paid and similar charges		(89)	(127)	(141)
Interest element of finance lease payments		—	(1)	(1)

Net cash outflow from returns on investments and servicing of finance		(82)	(125)	(133)

Taxation
UK corporation tax paid		(55)	(18)	—
Consortium relief (paid) received		(3)	—	23

Net cash (outflow) inflow from taxation		(58)	(18)	23

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(132)	(98)	(101)
Receipts from sales of fixed asset investments		116	1	—
Receipts from sales of intangible fixed assets		—	—	1

Net cash outflow from capital expenditure and financial investment		(16)	(97)	(100)

Acquisitions and disposals
Funding to joint ventures and associates		(5)	(15)	(12)
Repayments of funding from joint ventures and associates		6	5	5

Net cash inflow (outflow) from acquisitions and disposals		1	(10)	(7)

Equity dividends paid		(53)	—	—

Net cash inflow before management of liquid resources and financing		678	418	33

Management of liquid resources		(511)	1	70

Financing
Proceeds from issue of Ordinary Shares		20	5	14
Purchase of own shares for Employee Share Ownership Plan		(22)	—	(27)
Payments made on the issue of Ordinary Shares		—	—	(2)
Capital element of finance lease payments	b	(1)	(2)	(2)
Net decrease in debt due after more than one year	b	(75)	(425)	(190)

Net cash outflow from financing		(78)	(422)	(207)
Increase (decrease) in cash	c	89	(3)	(104)

Decrease in net debt	c	676	423	18

(i)	The cash flow statement for the year ended 30 June 2002 has been restated following the adoption of UITF 38 (see note 1).

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS — (continued)

a)  Reconciliation of operating profit to operating cash flows

	2004			2003			2002

				Before			Before
	Before			goodwill			goodwill
	goodwill	Goodwill		and	Goodwill		and	Goodwill
	and	and		exceptional	and	Total	exceptional	and	Total
	exceptional	exceptional		items	exceptional	as	items	exceptional	as
	items	items	Total	as restated	items	restated	as restated	items	restated

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit	600	(119)	481	364	(116)	248	186	(137)	49
Depreciation	102	—	102	98	—	98	81	—	81
Amortisation of goodwill and other intangible fixed assets	—	119	119	—	121	121	—	119	119
Loss on disposal of tangible fixed assets	1	—	1	—	—	—	—	—	—
(Increase) decrease in stock	(5)	—	(5)	44	—	44	10	—	10
Decrease in debtors	17	—	17	88	—	88	78	22	100
Increase (decrease) in creditors	170	—	170	66	—	66	(75)	—	(75)
Decrease in provision	(3)	—	(3)	(1)	—	(1)	—	(34)	(34)

Net cash inflow from operating activities	882	—	882	659	5	664	280	(30)	250

b)  Analysis of changes in net debt

	At		At		At
	1 July		1 July		30 June
	2002	Cash flow	2003	Cash flow	2004

	£m	£m	£m	£m	£m
Overnight deposits	39	(6)	33	40	73
Other cash	11	3	14	49	63

	50	(3)	47	89	136
Short-term deposits	1	(1)	—	338	338
Commercial paper	—	—	—	173	173

Cash and liquid resources	51	(4)	47	600	647

Debt due after more than one year	(1,569)	425	(1,144)	75	(1,069)
Capital element of finance leases	(10)	2	(8)	1	(7)

Total debt and capital element of finance leases	(1,579)	427	(1,152)	76	(1,076)

Total net debt	(1,528)	423	(1,105)	676	(429)

c)  Reconciliation of net cash flow to movement in net debt

	2004	2003	2002

	£m	£m	£m
Increase (decrease) in cash	89	(3)	(104)
Increase (decrease) in short-term deposits	338	(1)	(70)
Increase in commercial paper	173	—	—
Cash outflow resulting from decrease in debt and lease financing	76	427	192

Decrease in net debt	676	423	18
Net debt at beginning of year	(1,105)	(1,528)	(1,546)

Net debt at end of year	(429)	(1,105)	(1,528)

CONSOLIDATED CASH FLOW STATEMENTS — (continued)

d)  Major non-cash transactions

2004

Share premium reduction

      On 10 December 2003, the High Court approved a reduction in British Sky Broadcasting Group plc’s (“the Company’s”) share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit.

WAPTV

      On 30 September 2003, the Company issued 338,755 (2003: 169,375) Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% in WAPTV Limited which occurred in May 2001.

2003

Issue of shares — deferred consideration for British Interactive Broadcasting Limited (“BiB”)

      On 11 November 2002, the Company issued 43.2 million shares with a fair value of £253 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

2002

Impairment of investment in KirchPayTV

      Effective 31 December 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see notes 4, 5 and 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting policies

Description of business

      British Sky Broadcasting Group plc (“BSkyB”) and its subsidiaries (collectively, “the Group”) operate the leading pay television broadcasting service in the United Kingdom (“UK”) and Ireland, deriving revenues from television broadcasting services and certain ancillary functions, which are provided to both retail and wholesale customers.

      Sky is an established and widely-recognised brand, with a reputation for offering choice, quality and innovation. The Group operates and distributes 26 wholly-owned channels via its digital service and retails a further 104 third party channels to DTH viewers. In addition to this, the Group operates the Sky Box Office service, which provides pay-per-view services covering movies, sporting events and concerts.

      The Consolidated Profit and Loss Account presentation includes the Group’s results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.

      The principal accounting policies are summarised below. All of these have been applied consistently throughout the year and the two preceding years.

a)   Basis of accounting

      The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable United Kingdom financial reporting and accounting standards, including the adoption of UITF 38, which has come into force since the previous year end. These standards differ in certain significant respects from those applicable in the US (see note 28).

      UITF 38 requires that the Company’s shares held by the Group’s Employee Share Ownership Plan (“ESOP”), which were previously held within fixed asset investments, be presented as a deduction from shareholders’ funds. In addition, the charge to the profit and loss account in relation to awards under the Long Term Incentive Plan (“LTIP”), the Key Contributor Plan (“KCP”) and the Equity Bonus Plan (“EBP”), which was previously based on the cost of shares held by the ESOP, is now based on the difference between the market price on the date of grant and the exercise price.

      The adoption of UITF 38 has been treated as a prior year adjustment with comparative figures being restated accordingly. The adoption has resulted in the restatement of the following primary statements and notes: the Consolidated Profit and Loss Account; the Consolidated Statement of Total Recognised Gains and Losses; the Consolidated Balance Sheet; the Consolidated Cash Flow Statement; Operating expenses, net; Profit on ordinary activities before taxation; Staff costs; Taxation; Earnings per share; Other fixed asset investments; Creditors: amounts falling due within one year; the Reconciliation of movement in shareholders’ funds; net cash flows from capital expenditure and financial investment; net cash flows from financing; and the summary of differences between United Kingdom and United States Generally Accepted Accounting Principles. The impact of the prior year adjustment on brought forward net assets and the profit for the year to 30 June 2003 and 30 June 2002 has been disclosed in note 24.

      The Group has taken advantage of the exemption in UITF Abstract 17 (Revised 2003) “Employee share schemes” and has not applied the abstract to the Group’s Inland Revenue approved Sharesave Scheme.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

      The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2004 this date was 27 June 2004, this being a 52 week year (2003: 29 June 2003, 52 week year; 2002: 30 June 2002, 52 week year).

c)   Acquisitions

      On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Subsidiary undertakings are accounted for from the effective date of acquisition until the effective date of disposal. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration has been treated as a merger reserve in the consolidated accounts. The results and cash flows relating to an acquired business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

d)  Goodwill and other intangible assets

      Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, “Goodwill and Intangible Assets” (“FRS 10”), this goodwill has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves is included in calculating the profit or loss on disposal.

      Other intangible assets, all of which have been acquired and are controlled through custody or legal rights and could be sold separately from the rest of the business, are capitalised where fair value can be reliably measured.

      Where capitalised goodwill and intangible assets are regarded as having a limited useful economic life, the cost is amortised on a straight-line basis over that life of up to 20 years. Any amortisation or impairment write-downs are charged to the profit and loss account.

e)   Tangible fixed assets

      Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

f)   Impairment of fixed assets and goodwill

      Intangible fixed assets, goodwill and tangible fixed assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible fixed assets are also reviewed for impairment at the end of the first full financial year after acquisition. Should an impairment review be required, this is performed in accordance with FRS 11, “Impairment of fixed assets and goodwill” (“FRS 11”).

g)  Interests in joint ventures

      Joint ventures are entities in which the Group holds a long-term interest and shares control under a contractual arrangement. These investments are dealt with by the gross equity method of accounting. Provision is made within creditors where the Group’s share of a joint venture’s loss exceeds the Group’s funding to date.

h)   Fixed asset investments

      The Group’s fixed asset investments are stated at cost, less any provision for permanent diminution in value.

i)   Stocks

Acquired and commissioned television programme rights

      Programme rights are stated at cost including, where applicable, estimated escalation payments, and net of accumulated amortisation. Provisions are made for any programme rights which are surplus to Group requirements or which will not be shown for any other reason.

      Contractual obligations for programme rights not yet available for transmission are not included in the cost of programme rights, but are disclosed as contractual commitments (see note 25). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments. Programme rights are recorded in stock at cost when the programmes are available for transmission.

      Amortisation is provided to write off the cost of programme rights. The principal rates used for this purpose are:

Sports	– 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortisation of each contract is based on anticipated revenue.

Current affairs	– 100% on first showing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

General entertainment	– Straight-line basis on each transmission.

– One showing planned – 100%
– Two showings planned – 60%; 40%
– Three showings planned – 50%; 30%; 20%
– Four showings planned – 40%; 30%; 20%; 10%

Movies	– Acquired movies are amortised on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Own movie productions are amortised in line with anticipated revenue over a maximum of five years.

Set-top boxes and related equipment

      Set-top boxes and related equipment includes digital set-top boxes, Low Noise Blockers (“LNBs”) and mini-dishes. These stocks are valued at the lower of cost and net realisable value (“NRV”), the latter of which reflects the value to the business of the set-top box and the related equipment in the hands of the customer. Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the set-top box upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers.

Raw materials, consumables and goods held for resale

      Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV.

j)   Transponder rental prepayments

      Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortised on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally 10 years.

k)   Taxation

      Corporation tax payable is provided at current rates on all taxable profits.

l)   Deferred taxation

      Deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

      A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses can be offset and from which the future reversal of underlying timing differences can be deducted.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

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

n)	Derivatives and other financial instruments

      The Group uses a number of derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains and losses on those instruments which are designated as hedges are not recognised until the underlying creditor being hedged is recognised.

      Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the underlying transactions being hedged. If an instrument ceases to be designated as a hedge, for example, by the underlying hedged position being eliminated, the instrument is marked to market and any resulting gain or loss is recognised immediately in the profit and loss account.

      The Group does not hold or issue derivative financial instruments for speculative purposes.

o)	Turnover

      Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognised as follows:

—	Revenues from the provision of direct-to-home (“DTH”) subscription services are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed.

—	Cable revenues are recognised as the services are provided to the cable companies and are based on the number of subscribers taking the Sky Channels as reported to the Group by the cable companies, and the applicable rate card.

—	Advertising sales revenues are recognised when the advertising is broadcast.

—	Interactive revenues include income from betting and gaming, on-line advertising, e-mail, e-commerce, telephony income from the use of interactive services (e.g. voting), text services and set-top box subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform. Betting and gaming revenues represent: a) amounts receivable in respect of bets placed on events which occur in the year; and b) net customer losses in the year in respect of the on-line casino operations. All other Interactive revenues are recognised when the goods or services are delivered.

—	Other revenues principally include income from installations, Sky+ and Multiroom box sales revenues, Sky Talk revenues, sales of set-top boxes, service call revenue, warranty revenue, customer management service fees, conditional access fees and access control fees. Other revenues are recognised, net of any discount given, when the relevant service has been provided.

      Revenues derived from the sale of surplus programming and surplus transponder capacity are recognised net against programming and transmission and related functions costs respectively, since these revenues are not derived from transactions that the Group is in business to provide.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

p)	Pension costs

      The Group provides pensions to eligible employees through the BSkyB Pension Plan, a defined contribution pension scheme. The amount charged to the profit and loss account in the year represents the cost of contributions payable by the Group to the scheme in that year. The assets of the BSkyB Pension Plan are held independently of the Group.

q)	Leases

      Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as tangible fixed assets. Depreciation is provided over the shorter of the lease term and the asset’s useful economic life, and the deemed capital element of future rentals is included within creditors. Deemed interest is then taken to the profit and loss account as interest payable over the life of the lease.

      The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

2.  Turnover

	2004	2003	2002

	£m	£m	£m
DTH subscribers	2,660	2,341	1,929
Cable and digital terrestrial television (“DTT”) subscribers	215	202	279
Advertising	312	284	251
Interactive	307	218	186
Other	162	141	131

	3,656	3,186	2,776

      All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions. Turnover arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £7 million of turnover (2003: nil; 2002: £23 million) which relates to activities conducted from the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analysed as shown above.

      All turnover arises from services provided to the United Kingdom, with the exception of £115 million (2003: £93 million; 2002: £62 million) which arises from services provided to Ireland and £9 million (2003: £9 million; 2002: £8 million) which arises from services provided to the Channel Islands.

      The Group’s profit before tax and its net assets relate to activities conducted in the United Kingdom, with the exception of £3 million profit (2003: £1 million loss; 2002: nil) and £4 million net assets (2003: £1 million net assets; 2002: nil) which relate to activities conducted in the Channel Islands. The Group’s loss before tax and its net liabilities in fiscal 2002 also included a £1,144 million loss and nil assets which related to activities conducted in Germany.

      Long-lived assets outside the United Kingdom comprise less than 10% (2003: less than 10%) of consolidated long-lived assets.

      All Group turnover is derived from the provision of services, with the exception of £67 million (2003: £26 million; 2002: £15 million) which relates to the sale of tangible goods and amounts received from customers for digital satellite reception equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

3.  Operating expenses, net

	2004			2003			2002

				Before			Before
	Before			goodwill			goodwill
	goodwill	Goodwill		and	Goodwill		and	Goodwill
	and	and		exceptional	and		exceptional	and
	exceptional	exceptional		items	exceptional	Total as	items	exceptional	Total
	items	items	Total	as restated	items	restated	as restated	items	as restated

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	1,711	—	1,711	1,604	—	1,604	1,439	—	1,439
Transmission and related functions(i)	146	—	146	143	—	143	147	(4)	143
Marketing	396	—	396	400	—	400	417	—	417
Subscriber management	371	—	371	324	—	324	291	—	291
Administration	257	119	376	243	116	359	208	141	349
Betting	175	—	175	108	—	108	88	—	88

	3,056	119	3,175	2,822	116	2,938	2,590	137	2,727

(i)	The amounts shown are net of £11 million (2003: £12 million; 2002: £15 million) receivable from the disposal of programming rights not acquired for use by the Group, and £28 million (2003: £26 million; 2002: £24 million) in respect of the provision to third party broadcasters of spare transponder capacity.

      Included within operating expenses, net, is £169 million (2003: £171 million; 2002: £165 million) which relates to the cost of tangible goods sold and digital satellite reception equipment provided to subscribers.

4.  Exceptional items

	2004			2003			2002

				Credit			(Charge)
	Credit	Taxation		(charge)	Taxation		credit	Taxation
	before	(charge)		before	(charge)		before	credit
	taxation	credit	Total	taxation	credit	Total	taxation	(charge)	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Release of provision against (provision against) ITV Digital programming debtors (c) (f)	—	—	—	5	(2)	3	(22)	7	(15)
Release of analogue termination provision (g)	—	—	—	—	—	—	4	(1)	3

Exceptional operating items	—	—	—	5	(2)	3	(18)	6	(12)

Profit on disposal of fixed asset investments (a) (i)	51	—	51	—	—	—	2	—	2
Amounts written back to (written off) fixed asset investments, net (b) (d) (l)	24	—	24	(15)	—	(15)	(60)	—	(60)
Recognition (write down) of deferred tax asset (e) (k)	—	—	—	—	123	123	—	(84)	(84)
Joint ventures’ goodwill amortisation, net (h)	—	—	—	—	—	—	(971)	—	(971)
Release of provision for loss on disposal of subsidiary (j)	—	—	—	—	—	—	10	—	10

Total exceptional items	75	—	75	(10)	121	111	(1,037)	(78)	(1,115)

2004

Other exceptional items

a)	Profit on disposal of fixed asset investments

      On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. The profit on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

disposal is a non-operating exceptional item as defined by FRS 3 “Reporting Financial Performance” (“FRS 3”) and is therefore recorded as an exceptional item below operating profit.

      On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

b)	Amounts written back to (written off) fixed asset investments, net

      The Group reduced its provision against its minority equity investments in football clubs by £33 million, due to the disposal of its investment in Manchester United plc in October 2003, for £62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further £9 million. The reduction of £33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment as detailed above. The increase of £9 million in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

2003

Exceptional operating items

c)	ITV Digital

      The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement by the joint administrators of ITV Digital on 30 April 2002 of the closure of pay television services on the platform and their intention to close the administration (see note (f) below). During 2003, the Group received £5 million from ITV Digital’s administrators and released £5 million of its exceptional operating provision accordingly. The reduction is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

Other exceptional items

d)	Amounts written off fixed asset investments, net

      At 31 December 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £21 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by £3 million, following the agreement to sell its minority investment in July 2003. The increase of £21 million in the provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed. The reduction of £3 million in the remaining provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment.

      At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5 million, and reduced both its investment and its provision against the investment in these companies accordingly. The reduction is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

      At 31 December 2002, the Group made a provision against its investment in OpenTV shares, leading to a non-cash exceptional charge of £3 million, bringing the carrying value of the Group’s investment in OpenTV to nil. During February and March 2003, the Group disposed of its entire investment in OpenTV shares, leading to a nil profit or loss on disposal. The provision is recorded as an exceptional item below

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

e)   Recognition of deferred tax asset

      At 30 June 2003, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there was sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of £123 million was recognised as an exceptional item. The credit is recorded as an exceptional item below operating profit due to the distortion that its inclusion would have on the tax expense line item to which it was attributed.

2002

Exceptional operating items

f)   ITV Digital

      At 27 March 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance (see note (c) above). The provision is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

g)  Release of analogue termination provision

      On 27 September 2001, the Group terminated its analogue operation. From the original exceptional operating provision of £41 million, taken at 30 June 2000, £4 million of provision had not been utilised at 30 June 2002, and was therefore released to the profit and loss account as an exceptional credit. The credit is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

Other exceptional items

h)   Joint ventures’ goodwill amortisation, net

      The exceptional item of £971 million of joint ventures’ goodwill amortisation, net, relates to the impairment charge taken against the carrying value of the Group’s interest in KirchPayTV of £985 million as at 31 December 2001, net of an amount of £14 million released from the provision matching the Group’s share of losses for the period from 1 January 2002 to 8 February 2002, at which date the Group ceased to gross equity account for KirchPayTV’s results (see notes 5 and 14). The provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

i)   Profit on sale of fixed asset investment

      On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realising a profit on disposal of £2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

j)   Release of provision for loss on disposal of subsidiary

      On 16 October 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at 30 June 2001, was written back, resulting in a non-cash exceptional profit of £10 million. The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Sky Bet (formerly known as Surrey Sports). The write-back is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

k)   Write down of deferred tax asset

      Following the impairment charge made in respect of the Group’s investment in KirchPayTV at 31 December 2001 (see notes 5 and 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £96 million was written off in full at 31 December 2001, although by 30 June 2002, £12 million of this amount had been written back due to the utilisation of tax losses. The net reduction is recorded as an exceptional item below operating profit due to the distortion that its inclusion would have on the tax expense line to which it was attributed.

l)   Amounts written off fixed asset investments

      At 31 December 2001, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £60 million. The provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

5.  Share of operating results of joint ventures and associates

	2004			2003			2002

	Before	Goodwill		Before	Goodwill		Before	Goodwill
	goodwill and	and		goodwill and	and		goodwill and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
KirchPayTV operating loss	—	—	—	—	—	—	(70)	(1,070)	(1,140)
Programming joint ventures and associates operating (loss) profit, net	(5)	10	5	3	—	3	(6)	—	(6)

Total (losses) profits	(5)	10	5	3	—	3	(76)	(1,070)	(1,146)

      This relates to the Group’s equity share of the operating results of the Group’s joint ventures and associates.

KirchPayTV

      By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group had not exercised significant influence since that date. Therefore, the Group believed that, from 8 February 2002, it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      As the Group has no intention of providing any future funding to KirchPayTV, and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £14 million was released from the impairment provision made at 31 December 2001, in order to match the Group’s share of KirchPayTV’s losses for the period from 1 January 2002 to 8 February 2002.

6.  Interest

a)  Interest receivable and similar income

	2004	2003	2002

	£m	£m	£m
Interest receivable on cash and liquid resources	8	2	8
Other interest receivable and similar income	1	1	1
Share of joint ventures’ and associates’ interest receivable	1	1	2

	10	4	11

b)  Interest payable and similar charges

	2004	2003	2002

	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by installments:
— £200 million revolving credit facility (“RCF”)*	2	2	11
— £750 million RCF**	—	27	46
— £600 million RCF**	6	4	—
US$650 million of 8.200% Guaranteed Notes repayable in 2009	30	31	32
£100 million of 7.750% Guaranteed Notes repayable in 2009	8	8	8
US$600 million of 6.875% Guaranteed Notes repayable in 2009	30	30	30
US$300 million of 7.300% Guaranteed Notes repayable in 2006	14	14	15
Finance lease interest	—	1	1
Other interest payable and similar charges	—	1	—
Share of joint ventures’ and associates’ interest payable	1	—	5

	91	118	148

*	In March 2003, the Group voluntarily cancelled £100 million of its £300 million RCF. The remaining £200 million RCF expired without being renewed on 29 June 2004.

**	In March 2003, the Group entered into a £600 million RCF. This facility was used to cancel the previous £750 million RCF, which was entered into in July 1999. The facility is available for general corporate purposes, but was undrawn at 30 June 2004. It is due to expire in March 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.  Profit (loss) on ordinary activities before taxation

      The profit (loss) on ordinary activities before taxation is stated after charging (crediting):

		2003	2002
	2004	as restated	as restated

	£m	£m	£m
— depreciation:
— owned assets	100	96	80
— assets held under finance leases	2	2	1
— amortisation and impairment of intangible assets	119	121	119
— joint ventures’ and associates’ goodwill amortisation, net	(10)	—	1,070
— amounts (written back to) written off fixed asset investments, net	(24)	15	60
— loss on disposal of fixed assets	1	—	—
— profit on disposal of fixed asset investments	(51)	—	(2)
— rentals on operating leases and similar arrangements:
— land and buildings	10	9	8
— plant and machinery	74	80	76
— sub-lease rentals on operating leases received in respect of plant and machinery	(28)	(26)	(24)
— sub-lease rentals on operating leases received in respect of land and buildings	(1)	(2)	(1)
— staff costs	332	305	283

      Amounts payable to the auditors are analysed below:

	2004	2003	2002

	£m	£m	£m
Audit fees	1	1	1
Audit-related fees	1	1	1

Audit and audit-related fees	2	2	2

Tax fees	—	1	—

Customer relationship management (“CRM”) centre development	7	5	5
Website development	—	—	1
Other services	—	1	1

All other fees	7	6	7

      Audit-related fees relate to advice on accountancy matters. Tax fees relate to ad hoc tax advice.

      During the year, the auditors received £7 million (2003: £5 million; 2002: £5 million) in respect of ongoing CRM Centre development services. Due to the complex and long-term nature of the CRM Centre development work, the Group is satisfied that Deloitte & Touche LLP should continue to provide these services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

      In addition to the amounts above, the Group understands that, during fiscal 2002, its auditors indirectly received £4 million from the Group, through the performance of sub-contracted services for one of the Group’s CRM Centre consultants. The Group understands that no such payments were made during 2004 or 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

8.  Staff costs

a)  Employee costs

      Employee costs for permanent employees, temporary employees and Executive Directors during the year were as follows:

		2003	2002
	2004	as restated	as restated

	£m	£m	£m
Wages and salaries	275	234	227
Costs of LTIP, KCP, EBP and other share-related incentive schemes(i)	16	33	23
Social security costs	29	26	22
Other pension costs	12	12	11

	332	305	283

(i)	During the year, the Group has adopted UITF 38, which has affected the calculation of the charge in respect of share options and has led to a restatement of the prior years figures (see note 1). This has not had a material impact on the reported charge in respect of share options in the current year.

      The Group operates a defined contribution pension scheme through the BSkyB Pension Plan (“the Plan”). The pension charge for the year represents the cost of contributions payable by the Group to the Plan during the year and amounted to £12 million (2003: £12 million; 2002: £11 million). The Group’s contributions owing to the plan at 30 June 2004 were £1 million (2003: £1 million).

      The average monthly number of full time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2004	2003	2002

	Number	Number	Number
Programming	1,295	1,106	1,131
Transmission and related functions	1,394	1,383	1,274
Marketing	209	199	193
Subscriber management	5,418	5,381	5,432
Administration	1,051	954	965
Betting	133	109	88

	9,500	9,132	9,083

      There are approximately 385 temporary staff included within the average number of full time equivalent people employed by the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

b)  Directors’ emoluments

      The emoluments of the Directors for the year are shown below:

						Total	Total	Total
				Total		emoluments	emoluments	emoluments
				emoluments		including	including	including
	Salary	Bonus		before		pensions	pensions	pensions
	and fees	schemes	Benefits	pensions	Pensions	2004	2003	2002

	£	£	£	£	£	£	£	£
Executive
James Murdoch(i)(vii)	456,284	850,000	164,348	1,470,632	9,946	1,480,578	13,946	—
Martin Stewart	500,000	500,000	24,244	1,024,244	35,682	1,059,926	956,436	713,517
Tony Ball(ii)	717,676	12,284,064	126,644	13,128,384	56,361	13,184,745	2,459,737	2,049,343
Non-Executive
Rupert Murdoch	48,375	—	—	48,375	—	48,375	17,741	—
Chase Carey	38,600	—	—	38,600	—	38,600	13,946	—
David Devoe	48,151	—	—	48,151	—	48,151	17,741	—
David Evans	43,600	—	—	43,600	—	43,600	39,994	27,057
Nicholas Ferguson(iii)	2,012	—	—	2,012	—	2,012	—	—
Allan Leighton	46,747	—	—	46,747	—	46,747	41,750	39,698
Jacques Nasser	43,792	—	—	43,792	—	43,792	26,923	—
Gail Rebuck	43,600	—	—	43,600	—	43,600	25,596	—
Lord Rothschild(iv)	29,744	—	—	29,744	—	29,744	—	—
Arthur Siskind	46,010	—	—	46,010	—	46,010	15,843	—
Lord St. John of Fawsley	47,035	—	—	47,035	—	47,035	40,673	35,000
Lord Wilson of Dinton	44,894	—	—	44,894	—	44,894	13,946	—
Philip Bowman(v)	18,069	—	—	18,069	—	18,069	46,750	45,000
John Thornton(vi)	46,110	—	—	46,110	—	46,110	53,744	49,522

Total emoluments	2,220,699	13,634,064	315,236	16,169,999	101,989	16,271,988	3,784,766	2,959,137

Gains on exercise of Executive share options, LTIP and EBP awards are disclosed below.

(i)	James Murdoch was appointed CEO on 4 November 2003.

(ii)	Tony Ball resigned as a Director of the Company on 4 November 2003.

(iii)	Nicholas Ferguson was appointed a Director of the Company on 15 June 2004.

(iv)	Lord Rothschild was appointed a Director of the Company on 17 November 2003.

(v)	Philip Bowman resigned as a Director of the Company on 14 November 2003.

(vi)	John Thornton resigned as a Director of the Company on 11 May 2004.

(vii)	James Murdoch’s salary and fees for fiscal 2004 include £13,015, received for his services as a Non-Executive Director.

Executive bonuses

      The amounts received by the Directors under bonus schemes for the year are shown below:

		Additional	Senior
	Payment on	Executive	Management
	expiry of	Bonus	Bonus
	contract	Scheme	Scheme	Total

	£	£	£	£
Executive Director
James Murdoch	n/a	—	850,000	850,000
Martin Stewart	n/a	—	500,000	500,000
Tony Ball	10,746,064	288,000	1,250,000	12,284,064

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Tony Ball: Payment on expiry of contract

      Tony Ball received £10,746,064 on 31 May 2004 in return for agreeing with the Company a two-year non-compete restriction from 1 June 2004 in respect of free and pay television services in the UK, and until after the next renegotiation of rights in respect of services to or on behalf of the Football Association Premier League, and in return for waiving all of his unvested entitlements under the LTIP and EBP schemes.

Additional Executive Bonus Scheme

      Tony Ball had rights over 600,000 notional shares which were exercised on 12 August 2003. The notional shares had an exercise price of £5.35 but the gain on exercise was limited to a maximum of 48 pence per notional share, or £288,000 in aggregate.

      During the year ended 30 June 2004 no shares (notional or actual) have been granted under this scheme.

Senior Management Bonus Scheme

      The amounts shown above are those which have been approved by the Remuneration Committee for the year ended 30 June 2004.

      Martin Stewart elected that, in the event of any discretionary bonus being made to him at the Company’s discretion, it should be in the form of a contribution to a funded, unapproved retirement benefit scheme.

Pensions

      Tony Ball received a payment of £22,918 (2003: a one-off payment of £113,883 and a further payment of £10,421; 2002: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £33,443 (2003: £31,863; 2002: £28,620) were paid into the BSkyB Pension Plan.

      Martin Stewart received a payment of £10,511 (2003: £4,213; 2002: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £25,171 (2003: £27,473; 2002: £26,348) were paid into the BSkyB Pension Plan.

      James Murdoch received a payment of £3,854 (2003: nil; 2002: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £6,092 (2003: nil; 2002: nil) were paid into the BSkyB Pension Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

LTIP

      Details of outstanding awards under the LTIP are shown below:

	Number of shares under award
									Market
	At		Granted	Exercised		Lapsed	At		price		Date from
	30 June		during	during		during	30 June	Exercise	at date of	Date of	which	Expiry
	2003		the year	the year		the year	2004	price	exercise	award	exercisable	date

Executive Director
Tony Ball	454,000		—	400,000	(v)	54,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	454,000		—	400,000	(v)	54,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	454,000		—	400,000	(v)	54,000	—	£8.30	£7.105	21.11.01	n/a	n/a
	454,000	(i)	—	—		454,000	—	£8.30	—	21.11.01	n/a	n/a
	227,110	(i)	—	—		227,110	—	£5.55	—	02.08.02	n/a	n/a
	227,110	(i)	—	—		227,110	—	£5.55	—	02.08.02	n/a	n/a
	11,466	(i)	—	—		11,466	—	£5.60	—	13.08.02	n/a	n/a
	11,466	(i)	—	—		11,466	—	£5.60	—	13.08.02	n/a	n/a
	—		400,000 (i)	—		400,000	—	n/a	—	13.08.03	n/a	n/a

Martin Stewart	227,000		—	200,000	(v)	27,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	227,000		—	200,000	(v)	27,000	—	£10.04	£7.105	03.11.00	n/a	n/a
	227,000		—	200,000	(v)	27,000	—	£8.30	£7.105	21.11.01	n/a	n/a
	227,000		—	—		77,000	150,000 (iii)	£8.30	—	21.11.01	30.06.04	21.11.11
	113,555	(iv)	—	—		—	113,555	£5.55	—	02.08.02	31.07.04	31.07.12
	113,555	(ii)	—	—		—	113,555	£5.55	—	02.08.02	n/a	n/a
	5,733	(iv)	—	—		—	5,733	£5.60	—	13.08.02	31.07.04	31.07.12
	5,733	(ii)	—	—		—	5,733	£5.60	—	13.08.02	n/a	n/a
	—		220,000 (ii)	—		—	220,000	n/a	—	13.08.03	n/a	n/a

In previous years, awards under the LTIP took the form of market value options with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which did not attract a cash bonus. The awards granted during the year took the form of nil-priced options and were not enhanced to meet the employer’s National Insurance obligations.

Notes:

(i)	These awards all lapsed on 31 May 2004 following the expiry of Tony Ball’s service agreement with the Company.

(ii)	These awards were released on 31 July 2004.

(iii)	These awards vested during the year.

(iv)	5,964 of these awards vested on 31 July 2004. At that date 95% of this award did not vest and will be rolled over and tested at 31 July 2005.

(v)	The aggregate amount received by the Directors under the LTIP was £12,789,000 (2003: nil; 2002: £7,777,500).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

EBP

      Details of outstanding awards under the EBP are shown below:

	Number of shares under award
								Market
	At		Granted	Exercised	Lapsed	At		price	Date from
	30 June		during	during	during	30 June	Exercise	at date of	which	Expiry
	2003		the year	the year	the year	2004	price(i)	exercise	exercisable	date

Executive Director
Tony Ball	52,000	(ii)	—	—	52,000	—	n/a	n/a	n/a	n/a
	52,000	(ii)	—	—	52,000	—	n/a	n/a	n/a	n/a
	—		100,000 (ii)	—	100,000	—	n/a	n/a	n/a	n/a

Martin Stewart	26,000		—	—	—	26,000	n/a	n/a	31.07.04	n/a
	26,000	(iii)	—	—	—	26,000	n/a	n/a	n/a	n/a
	—		55,000 (iii)	—	—	55,000	n/a	n/a	n/a	n/a

Notes:

(i)	Awards under the EBP take the form of a contingent right to acquire existing shares in the Company at the vesting date, for nil consideration.

(ii)	These awards lapsed on 31 May 2004 following the expiry of Tony Ball’s service contract with the Company.

(iii)	The awards were released on 31 July 2004.

The performance conditions applicable to the awards are measured over one financial year. The shares awarded in 2002 would have delivered the shares in equal measures at 31 July 2004 and 31 July 2005. The shares that were awarded in 2003 would have all been delivered at 31 July 2006.

Executive share options

      Details of outstanding awards under the Executive Share Option Scheme are shown below:

	Number of options
								Market
	At		Granted	Exercised	Lapsed	At		price	Date from
	30 June		during	during	during	30 June	Exercise	at date of	which	Expiry
	2003		the year	the year	the year	2004	price	exercise	exercisable	date

Executive Director
Tony Ball	5,145	(i)	—	5,145	—	—	£ 5.83	£7.105	n/a	n/a
	594,855	(i)	—	594,855	—	—	£ 5.83	£7.105	n/a	n/a
	600,000	(ii)	—	—	—	600,000	£ 7.35	n/a	31.05.04	12.02.07

Notes:

(i)	On 12 August 2003 the Executive Options were exercised and subsequently sold. The gain made on the exercise of the shares was £765,000.

(ii)	The Company has agreed that these options will remain capable of exercise to the fullest extent applicable under the rules of the Executive Scheme.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

9.  Taxation

a)  Analysis of charge (credit) in year

	2004			2003			2002

				Tax charge
	Tax charge			(credit)			Tax charge
	(credit)			on profit			on profit
	on profit			before			before
	before	Exceptional		exceptional	Exceptional	Total	exceptional	Exceptional	Total
	exceptional	tax charge		items	tax charge	as	items	tax	as
	items	(credit)	Total	as restated	(credit)(i)	restated	as restated	charge(ii)	restated

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current tax:
UK corporation tax	127	—	127	85	2	87	—	—	—
Adjustment in respect of prior years	(8)	—	(8)	—	—	—	—	—	—

Total current tax charge	119	—	119	85	2	87	—	—	—

Deferred tax:
Origination and reversal of timing differences	34	—	34	(26)	(123)	(149)	28	78	106
Increase (decrease) in estimate of recoverable deferred tax asset in respect of prior years	5	—	5	(2)	—	(2)	—	—	—

Total deferred tax charge (credit)	39	—	39	(28)	(123)	(151)	28	78	106

Share of joint ventures’ and associates’ tax charge	—	—	—	2	—	2	1	—	1

	158	—	158	59	(121)	(62)	29	78	107

All taxation relates to UK corporation tax.

(i)	In 2003, the Group recorded a deferred tax credit of £163 million relating to deferred tax assets not previously recognised. The Directors considered that there was sufficient evidence to support the recognition of these deferred tax assets on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilised. £123 million of the deferred tax credit was treated as an exceptional item.

(ii)	An exceptional deferred tax charge of £96 million was made at 31 December 2001, against which £12 million has been written back at 30 June 2002 as a result of the utilisation of tax losses. This was offset by a £6 million tax credit on a provision against ITV Digital’s programming debtor and the release of the analogue termination provision, treated as exceptional operating items.

b)  Factors affecting the current tax charge for the year

      The current tax charge for the year is lower (2003: higher) than the standard rate of corporation tax in the UK (30%) applied to profits on ordinary activities before tax. In 2002, the Group made a loss on ordinary activities before tax and the current tax charge for the year was nil. The difference between the current tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

charge and the standard rate of corporation tax applied to profits (loss) on ordinary activities before tax is explained below:

		2003	2002
	2004	as restated	as restated

	£m	£m	£m
Profit (loss) on ordinary activities before tax	480	122	(1,282)
Less: Share of joint ventures’ and associates’ loss (profit) before tax	5	(3)	79

Profit (loss) on ordinary activities before tax (excluding joint ventures and associates)	485	119	(1,203)

Profit (loss) on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003 and 2002: 30%)	146	36	(361)
Effects of:
Gain exempt from taxation	(15)	—	—
Goodwill	33	36	64
Other permanent differences	(9)	6	14
Utilisation of tax losses	(29)	(7)	(31)
Other timing differences	(4)	14	21
Consortium relief	3	—	1
Tax on partnership profits	2	2	—
Write-down of KirchPayTV not deductible for tax purposes	—	—	292

Current tax charge for the year	127	87	—

c)  Factors that may affect future tax charges

      At 30 June 2004, a deferred tax asset of £13 million (2003: £13 million) arising from UK losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

      A deferred tax asset of £64 million (2003: £64 million) has not been recognised in respect of trading losses in the Group’s German holding companies of KirchPayTV, and a deferred tax asset of £450 million (2003: £450 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. A deferred tax asset of £6 million (2003: £5 million) arising principally on other timing differences has not been recognised, on the basis that these timing differences are not more likely than not to reverse.

      The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £21 million (2003: £28 million) which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus reverse.

10. Equity dividends

	2004	2003	2002

	£m	£m	£m
Interim dividend paid of 2.75p (2003: nil; 2002: nil) per Ordinary Share	53	—	—
Final proposed dividend of 3.25p (2003: nil; 2002: nil) per Ordinary Share	63	—	—

	116	—	—

      The ESOP has waived its rights to dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

11. Earnings (loss) per share

      Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group’s ESOP trust during the year.

      Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group’s ESOP trust during the year, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the year (see below).

      The weighted average number of shares were:

	2004	2003	2002

	Millions	Millions	Millions
	of shares	of shares	of shares
Ordinary Shares	1,940	1,921	1,891
ESOP trust Ordinary Shares	(2)	(6)	(4)

Basic shares	1,938	1,915	1,887
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	8	27	— *

Diluted shares	1,946	1,942	1,887

*	As the Group made a loss on ordinary activities after taxation in 2002, no share options or other potential Ordinary Shares outstanding were considered to be dilutive.

      The number of anti-dilutive shares at 30 June 2004 was 21,897,027 shares (2003: 36,779,664 shares; 2002: 83,438,705 shares) which comprised share options of 21,897,027 (2003: 36,779,664 shares; 2002: 42,845,578 shares) and deferred consideration of nil shares (2003: nil shares; 2002: 40,593,127 shares).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

12. Intangible fixed assets

      The movement in the year was as follows:

Goodwill

£m
Cost
At 30 June 2002	820

At 30 June 2003	820

At 30 June 2004	820

Amortisation
At 30 June 2002	163
Charge	116
Impairment losses	5

At 30 June 2003	284

Charge	119

At 30 June 2004	403

Net book value
At 30 June 2002	657

At 30 June 2003	536

At 30 June 2004	417

      Goodwill of £272 million, £543 million and £5 million, arising on the acquisitions of Sports Internet Group plc (now Sports Internet Group Limited) (“SIG”), BiB and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

      In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with Group strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

      At 30 June 2004, the Group made a provision of £3 million, included within amortisation, against goodwill which arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry), reducing the carrying value to nil. The provision was made as a result of an impairment review which showed that the expected future cash flows of the business would not support a carrying value for the goodwill.

      At 31 December 2002, the Group made a provision of £5 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a subsidiary of SIG, which provided statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision was made as a result of the Group’s announcement in December 2002 that it would close Opta.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

13. Tangible fixed assets

      The movement in the year was as follows:

	Freehold	Short	Equipment,	Assets in
	land and	leasehold	fixtures	course of
	buildings(i)	improvements	and fittings(ii)	construction	Total

	£m	£m	£m	£m	£m
Cost
At 30 June 2002	45	79	552	30	706
Additions	—	3	73	25	101
Disposals	—	—	(11)	—	(11)
Transfers	—	—	26	(26)	—

At 30 June 2003	45	82	640	29	796

Additions	—	—	61	72	133
Disposals	—	—	(2)	—	(2)

At 30 June 2004	45	82	699	101	927

Depreciation
At 30 June 2002	7	43	313	—	363
Charge	2	4	92	—	98
Disposals	—	—	(11)	—	(11)

At 30 June 2003	9	47	394	—	450

Charge	1	3	98	—	102
Disposals	—	—	(1)	—	(1)

At 30 June 2004	10	50	491	—	551

Net book value
At 30 June 2002	38	36	239	30	343

At 30 June 2003	36	35	246	29	346

At 30 June 2004	35	32	208	101	376

(i)	The amounts shown include assets held under finance leases with a net book value of £6 million (2003: £6 million). The cost of these assets was £8 million (2003: £8 million) and the accumulated depreciation was £2 million (2003: £2 million). Depreciation charged during the year on these assets was nil (2003: nil; 2002: nil).

(ii)	The amounts shown include assets held under finance leases with a net book value of nil (2003: £2 million). The cost of these assets was £5 million (2003: £5 million) and the accumulated depreciation was £5 million (2003: £3 million). Depreciation charged during the year on these assets was £2 million (2003: £2 million; 2002: £1 million).

Depreciation was not charged on £9 million of land (2003: £9 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

14. Investments in joint ventures and associates

      The movement in the year was as follows:

	2004	2003

	£m	£m
Cost and funding, excluding goodwill
Beginning of year	235	225
Loans advanced	5	15
Loans repaid	(6)	(5)

End of year	234	235

Transfer from creditors(i)	5	2

Movement in share of underlying net liabilities
Beginning of year	(207)	(205)
Additions	10	—
Share of operating results	(5)	3
Share of interest receivable	1	1
Share of interest payable	(1)	—
Share of tax charges	—	(2)
Dividends received	(4)	(4)

End of year	(206)	(207)

Goodwill
Beginning of year	—	—
Additions(ii)	(10)	—
Amortisation, net(ii)	10	—

End of year	—	—

Net book value
Beginning of year	30	22

End of year(iii)	33	30

(i)	The investment in joint ventures and associates excludes cumulative losses of £5 million (2003: £2 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

(ii)	Goodwill additions includes £11 million of negative goodwill arising on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited. This has been written off to the profit and loss account immediately on acquisition. In addition, £1 million of goodwill has arisen on the purchase of certain joint ventures and associates.

(iii)	The net book value above includes a listed investment with a net book value of £5 million at 30 June 2004 (2003: £5 million). The aggregate market value of this investment at 30 June 2004 was £8 million (2003: £5 million).

KirchPayTV

      At 31 December 2001, the carrying value of the Group’s investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortisation of £985 million. Joint ventures’ goodwill amortisation also included goodwill amortisation of £99 million for the six months ended 31 December 2001. The Group’s investment in KirchPayTV was treated as a joint venture until 8 February 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly on 8 February 2002, the investment was transferred within Fixed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Asset Investments to Other investments at a net book value of nil. On 1 August 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings. On 13 May 2002, the Group exercised a put option to transfer its interest in KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on 13 September 2002. The Group does not expect to receive a significant amount, if any, from the exercise of its put option.

      The following information is given in respect of the Group’s share of joint ventures and associates:

	2004	2003	2002(i)

	£m	£m	£m
Turnover	83	77	139
Fixed assets	3	4	4
Current assets	71	83	85
Liabilities due within one year	(40)	(48)	(66)
Liabilities due after more than one year	(6)	(11)	(3)

(i)	This includes the Group’s 22% share of KirchPayTV’s turnover up until it ceased to be treated as a joint venture on 8 February 2002.

Group’s share
of KirchPayTV
(as adjusted)
1 April to
8 November 2001

£m
Turnover	67

Operating loss	(70)
Net interest payable	(4)

Loss before taxation	(74)
Taxation	—

Loss after taxation	(74)

      As KirchPayTV ceased to be treated as a joint venture from 8 February 2002, no joint venture balance sheet disclosure has been provided for either 2004 or 2003.

      In the absence of KirchPayTV results for the period from 1 July 2001 to 8 February 2002, the results for a similar period, the period from 1 April 2001 to 8 November 2001, have been used.

      Associates with a net book value of £1 million (2003: nil) are included in the total investment in joint ventures and associates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

15. Other fixed asset investments

Principal Group investments

      The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

Description and
	Country of	proportion of
Name	incorporation	shares held (%)	Principal activity

Subsidiaries: Direct holdings
British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	Operation of a pay television broadcasting service in the United Kingdom and Ireland
Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company
Sports Internet Group Limited	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	The provision of sports content, betting and e-commerce services
British Interactive Broadcasting Holdings Limited(a)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services
Subsidiaries: Indirect holdings
Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,576,000 Ordinary Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Hestview Limited	England and Wales	108 Ordinary Shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures Limited	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Description and
	Country of	proportion of
Name	incorporation	shares held (%)	Principal activity

Joint ventures
Artsworld Channels Limited	England and Wales	630,315 Ordinary Shares of £0.01 each (50%)	The transmission of arts programming
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television channels
The History Channel (UK)	England and Wales	50,000 A shares of £1 each (50%)	The transmission of history and biography television programming
Paramount UK(b),(e)	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
Granada Sky Broadcasting Limited (c),(f)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels
MUTV Limited(f)	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of the Manchester United football channel
National Geographic Channel(d)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Music Choice Europe plc(e)	England and Wales	44,001,120 Ordinary Shares of £0.01 each (35.8%)	The transmission of audio music channels
Attheraces Holdings Limited(e)	England and Wales	1,500 Ordinary Shares of £1 each (50%) and 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	19,800 B Shares of £0.01 each (20%) and 5,360,174 football channel redeemable preference shares of £1 each	The production and marketing of the Chelsea Football Club football channel

Notes

(a)	80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b)	The registered address of Paramount UK is 180 Oxford Street, London W1D 1DS.

(c)	The economic interest held in Granada Sky Broadcasting Limited is 49.5%.

(d)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

(e)	These entities report their financial results for each twelve month period ending 31 December.

(f)	These entities report their financial results for each twelve month period ending 30 September.

      The movement in other investments was as follows:

	2004	2003

	£m	£m
Cost
Beginning of year	1,105	1,120
Transfer to joint ventures (vi)	—	(1)
Disposals (i) to (iii), (vii) to (ix)	(85)	(14)

End of year	1,020	1,105

Provision
Beginning of year	1,061	1,055
Transfer to joint ventures (vi)	—	(1)
Disposals (iii), (vii) to (ix)	(19)	(14)
(Released) provided during the year, net (ii), (iv), (v), (viii)	(24)	21

End of year	1,018	1,061

Net book value
Beginning of year	44	65

End of year	2	44

2004

(i)	On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. The carrying value of this investment prior to disposal was nil.

(ii)	On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for £62 million, recognising a profit on disposal of £2 million following the release of a £33 million provision previously held against the investment.

(iii)	In August 2003, the Group sold its 9.9% equity investment in Chelsea Village plc, reducing the cost by £25 million and the provision by £19 million to reflect the disposal.

(iv)	The Group has increased its provision against its remaining minority equity investments in football clubs by a further £9 million during the year.

2003

(v)	At 31 December 2002, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £21 million, reduced by £3 million to reflect the post year end disposal of its investment in Chelsea Village plc.

(vi)	In April 2003, the Group’s total investment in Mykindaplace Limited increased to 26%. The investment was subsequently transferred to Investments in joint ventures from Other fixed asset investments at its net book value of nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(vii)	At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5 million, and reduced both its investment and its provision against the investment in these companies accordingly.

(viii)	At 31 December 2002, the Group made a provision against its investment in OpenTV shares, leading to a non-cash exceptional charge of £3 million. This reduced the carrying value of the Group’s investment in OpenTV to nil. Between 12 February 2003 and 24 March 2003, the Group disposed of its entire investment in OpenTV shares for total consideration of nil, resulting in nil profit or loss.

(ix)	In March 2003, the Group disposed of its investment in Streets Online Limited for total consideration of £1 million which had been held at a cost of £6 million less provision of £6 million. These amounts were written back upon disposal of the Group’s investment in Streets Online Limited.

Further analysis of listed investments is shown below:

	2004	2003

	£m	£m
Carrying value of listed investments included above (i)	1	37
Aggregate market value of listed investments at end of year	1	45

(i)	Including investments listed on OFEX.

      No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

16. Stocks

	2004	2003

	£m	£m
Television programme rights	322	337
Set-top boxes and related equipment	49	29
Raw materials and consumables	2	2
Other goods held for resale	2	2

	375	370

      At least 87% (2003: 79%) of the existing television programme rights at 30 June 2004 will be amortised within one year.

      During the year, a review of programme stock balances resulted in the acceleration of certain amortisation charges totalling £28 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

17. Deferred tax asset

	2004	2003

	£m	£m
Included within debtors due within one year:
— tax losses carried forward	43	21
— accelerated capital allowances	6	7
— short-term timing differences	—	3

	49	31

Included within debtors due after more than one year:
— tax losses carried forward	75	125
— accelerated capital allowances	15	21
— short-term timing differences	12	13

	102	159

	151	190

Deferred tax asset
Beginning of year	190	39
(Charge) credit in the profit and loss account during the year	(39)	151

End of year	151	190

      The total deferred tax asset recognised at 30 June 2004 includes £118 million (2003: £146 million) of tax losses carried forward that can be offset only against future taxable profits generated by the company in which these tax losses reside. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.

      The amount of unrecognised deferred tax present within the Group is disclosed in note 9.

18. Other debtors

	2004	2003

	£m	£m
Amounts falling due within one year
Trade debtors	165	171
Amounts owed by joint ventures and associates	8	16
Amounts owed by other related parties	2	—
Other debtors	3	6
Prepaid programme rights	35	54
Prepaid transponder rentals	15	17
Advance corporation tax	—	40
Other prepayments	16	23
Accrued income	77	36

	321	363

Amounts falling due after more than one year
Prepaid programme rights	6	3
Prepaid transponder rentals	30	49
Other prepayments and accrued income	6	12

	42	64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Trade debtors are shown net of certain provisions. The total amount provided at 30 June 2004 was £46 million (2003: £99 million). The current year charge to the profit and loss account in respect of these provisions was £5 million (2003: £16 million; 2002: £16 million).

      The Group does not have any significant concentrations of credit risk.

19. Creditors: Amounts falling due within one year

		2003
	2004	as restated

	£m	£m
Trade creditors(i)	390	323
Amounts due to joint ventures and associates	8	1
Amounts due to other related parties	40	25
UK corporation tax	48	28
VAT	92	62
Social security and PAYE	8	—
Proposed dividend	63	—
Defined contribution pension scheme creditor	1	1
Other creditors	60	54
Accruals	293	319
Deferred income	167	154

	1,170	967

(i)	Included within trade creditors are £250 million (2003: £226 million) of US dollar-denominated programme creditors. At least 80% (2003: 90%) of these were covered by forward rate currency contracts.

20. Creditors: Amounts falling due after more than one year

	2004	2003

	£m	£m
Long-term borrowings
£600 million RCF (a)	—	75
US$650 million of 8.200% Guaranteed Notes repayable in 2009 (b)	413	413
£100 million of 7.750% Guaranteed Notes repayable in 2009 (b)	100	100
US$600 million of 6.875% Guaranteed Notes repayable in 2009 (b)	367	367
US$300 million of 7.300% Guaranteed Notes repayable in 2006 (b)	189	189
Obligations under finance leases (c)	7	8

	1,076	1,152

Other
Accruals and deferred income	28	20

	1,104	1,172

(a)  RCFs

      In March 2003, the Group entered into a £600 million RCF. This facility was used to cancel the £750 million RCF, which had been agreed in July 1999, and can be used for general corporate purposes. The £600 million facility has a maturity date of March 2008, and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate (“LIBOR”), dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

defined in the loan agreement). Until June 2004, the margin was fixed at 1.125%, and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

      Also in March 2003, the Group voluntarily cancelled £100 million of the £300 million March 2001 RCF. The remaining £200 million RCF expired without being renewed on 29 June 2004.

      The Group’s £600 million RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of EBITDA to net interest payable; and the ratio of net debt (as defined in the loan agreement) to EBITDA. Both ratios are tested at the end of each six monthly accounting period. The Group must currently maintain these ratios as follows:

•	EBITDA to net interest payable must be at least 3.5:1; and

•	net debt to EBITDA must be no more than 3.5:1.

      In the current year, the ratio of EBITDA to net interest payable was 8.7:1 (2003: 4.1:1). At 30 June 2004, the ratio of net debt to EBITDA was 0.6:1 (2003: 2.4:1).

      Until 30 June 2004, the ratios benefited from the exclusion from the financial ratio calculations of specified subscriber acquisition costs. The costs excluded were capped at an agreed maximum for each six monthly accounting period until June 2004. Thereafter, the Group does not benefit from the exclusion of these costs. EBITDA is calculated as operating profit before depreciation and amortisation of goodwill and intangible assets. For the purpose of the calculations, net debt is calculated as long-term borrowings less cash and liquid resources plus the estimated fair value of derivative financial instruments held to manage the interest rate and currency profile of long-term borrowings. As a result of these adjustments, the covenant levels in the current year were as follows: the ratio of EBITDA to net interest payable was 10.0:1 (2003: 5.9:1) and at 30 June 2004, the ratio of net debt to EBITDA was 0.7:1 (2003: 1.6:1).

      Commitment fees of £5 million (2003: £3 million; 2002: £1 million) were payable for undrawn amounts available under the RCFs, based on a rate equal to 45% of the applicable margin over LIBOR for each facility.

(b) Guaranteed notes

      At 30 June 2004, the Group also had in issue the following publicly-traded guaranteed notes:

      US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, March 2003 and July 2003, the Group entered into further swap arrangements relating to £63.5 million of this debt, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.840%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. In order to increase its exposure to floating rates, in August 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 June 2004, none of the floor levels had been breached, therefore the Group continues to pay the relevant floating rates.

      £100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually. In March 2004, the Group entered into an interest rate swap arrangement in respect of £50 million of this debt, whereby the previously fixed rate of 7.750% was swapped to a floating rate of LIBOR plus a margin of 2.050% from July 2004 to July 2005. On 9 July 2005, and every 9 July thereafter, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

counterparty has the right, but not the obligation, to cancel this swap, returning the Group to its previous fixed rate of 7.750%.

      US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months LIBOR plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of a further £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%.

      US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until 15 April 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on 16 January 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.

      Both the bank facilities and the publicly-traded guaranteed notes have been issued by the Company and guaranteed by both British Sky Broadcasting Limited and Sky Subscribers Services Limited.

      Borrowings outstanding, which exclude finance leases, are repayable as follows:

	Year ending 30 June

	2007	2008	2009	2010

	£m	£m	£m	£m
US$650 million of 8.200% Guaranteed Notes repayable in July 2009	—	—	—	413
£100 million of 7.750% Guaranteed Notes repayable in July 2009	—	—	—	100
US$600 million of 6.875% Guaranteed Notes repayable in February 2009	—	—	367	—
US$300 million of 7.300% Guaranteed Notes repayable in October 2006	189	—	—	—

	189	—	367	513

(c)  Finance leases

      Obligations under finance leases are repayable as follows:

£m
Amounts repayable in the year ending 30 June:
2005	—
2006	—
2007	—
2008	—
2009	1
After five years	6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      At 30 June 2004, all obligations under finance leases represent amounts drawn down in connection with the CRM Centre in Dunfermline. Repayments of £1 million (2003: £1 million) were made against the CRM Centre lease and repayments of nil (2003: £2 million) were made against the IT asset leases, which were fully repaid in the prior year. A proportion of these payments has been allocated to any capital amount outstanding. The CRM Centre lease bears interest at a rate of 8.5% and expires in September 2020.

21. Derivatives and other financial instruments

Treasury policy and risk management

      The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

      Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by the Group’s internal audit team and by the Treasury Committee.

      The Group’s principal market risks are its exposures to changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments used are interest rate swaps and swaptions to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management

      The Group typically has financial exposures to both pound sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed rates of interest and by using interest rate swaps to adjust the balance between fixed and floating rate debt. All of the Group’s dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed amounts of pounds sterling. All of the Group’s debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account; at 30 June 2004, the split of aggregate borrowings into their core currencies was US dollar 90% and pound sterling 10% (2003: US dollar 84% and pound sterling 16%).

      The Group also enters into pound sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. The fair value of interest rate and cross-currency swaps held as of 30 June 2004 was approximately £105 million against the Group’s favour (2003: £7 million in the Group’s favour).

      The Group is also exposed to floating interest rates under its RCFs. At 30 June 2004, the RCFs were not drawn upon (2003: RCFs represented 7% of the Group’s total debt). 77% of the Group’s total debt at 30 June 2004 is fixed-rate after taking account of interest rate swaps (2003: 93%).

      To ensure continuity of funding, the Group’s policy is to secure funding that matures over a period of years. At 30 June 2004, 31% of the Group’s available funding was due to mature in more than five years (2003: 47%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Currency exchange rates

      The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs is denominated in US dollars. In the year to 30 June 2004, 14% of operating costs (£439 million) were denominated in US dollars (2003: 15%; £424 million). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.

      The Group currently manages its US dollar/ pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead. All forward rate agreements are in respect of firm commitments only, and represent approximately 80% (2003: 90%) of dollar-denominated costs over the relevant 18-month period.

      At 30 June 2004, the Group had outstanding commitments to purchase in aggregate US$705 million, at average rates of US$1.62 to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no completely effective hedge against long-term currency fluctuations.

      The Group’s primary Euro exposure arises as a result of revenues generated from subscribers in Ireland. These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, the net position being a Euro surplus.

      During the year, surplus Euros were exchanged for pounds sterling on currency spot markets. In the twelve months to 30 June 2004, Euro 15 million (2003: Euro 59 million) was exchanged at spot rates for pounds sterling. A further Euro 122 million has been retained to meet obligations under forward foreign exchange contracts for the purchase of Swiss francs (see below).

      The Group has purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss francs, which means that the Group will be exposed to the Swiss franc/pound sterling exchange rate. In line with the Group’s policy of limiting foreign exchange transactions to fixed price instruments, 90% of this exposure (CHF 100 million) has been hedged via the use of forward contracts for the exchange of Euros and pounds sterling for Swiss francs. Since 30 June 2004 all of this exposure has been hedged.

Interest rate risks

      After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group’s financial liabilities was as follows:

	2004			2003

	Fixed	Floating	Total	Fixed	Floating	Total

£m	827	249	1,076	1,077	75	1,152
Weighted average interest rate	7.8%	7.6%	7.8%	7.7%	4.8%	7.5%
Weighted average period for which the rate is fixed (years)	4.3	n/a	n/a	5.2	n/a	n/a
Weighted average term (years)	4.3	4.2	4.3	5.4	4.8	5.4

      Further details of interest rates on long-term borrowings are given in note 20.

      Cash and liquid resources of £647 million (2003: £47 million) comprises cash at bank of £63 million (2003: £14 million), bank deposits of £411 million (2003: £33 million) in a variety of maturities of up to nine months, and purchased corporate commercial paper of £173 million (2003: nil) in a variety of maturities of up to six months, all attracting rates of interest of London Inter-Bank Bid Rate (“LIBID”) or above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Currency risks

      The table below shows the Group’s currency exposures after hedging that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and principally consist of cash deposits, trade debtors and trade creditors.

	Net foreign currency monetary assets (£m)

	2004			2003

	USD	Euros	Total	USD	Euros	Total

Functional currency of Group operating unit
Pounds sterling	42	41	83	14	30	44

      As at 30 June 2004 and 30 June 2003, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25(a)).

Liquidity risks

      The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 20. The profile of provisions is shown in note 22.

      The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2004	2003

	£m	£m
Expiring within one year	—	200
Expiring between one and two years	—	—
Expiring in more than two years	600	525

Total	600	725

      The £200 million undrawn committed bank facilities, expiring within one year as at 30 June 2003, expired on 29 June 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Fair values

      Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments, at 30 June 2004 and 30 June 2003:

	2004		2003

	Book value	Fair value	Book value	Fair value

	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Bank borrowings	—	—	(75)	(75)
Quoted bond debt	(1,069)	(1,060)	(1,069)	(1,185)
Finance leases	(7)	(7)	(8)	(8)
Bank deposits	411	411	33	33
Commercial paper	173	173	—	—
Cash at bank	63	63	14	14
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	(18)	—	7
Exchange rate swaps	—	(87)	—	—
Forward foreign currency contracts	—	(41)	—	(51)

      The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the period-ends.

      The differences between book values and fair values reflect unrealised gains or losses inherent in the instruments, based on valuations as at 30 June 2004 and 30 June 2003. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

      In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at 30 June 2004 and 30 June 2003. See notes 14 and 15 for disclosure of their book values and fair values.

Hedges

      The Group’s policy is to hedge the following exposures:

—	interest rate risk, using interest rate swaps and swaptions

—	transactional currency exposures, using forward foreign currency contracts

—	exposures on long-term foreign currency debt, using cross-currency swaps

      Gains and losses on hedging instruments which are eligible for hedge accounting treatment are not recognised until the hedged position is recognised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2004			2003

			Total net			Total net
			gains			gains
	Gains	Losses	(losses)	Gains	Losses	(losses)

	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses at the beginning of the year	39	(83)	(44)	74	(64)	10
Gains and losses arising in previous years that were recognised in the year	—	46	46	—	46	46

Gains and losses arising before the beginning of the year that were not recognised in the year	39	(37)	2	74	(18)	56
Gains and losses arising in the year that were not recognised in the year	(31)	(117)	(148)	(35)	(65)	(100)

Unrecognised gains and losses on hedges at the end of the year	8	(154)	(146)	39	(83)	(44)

Of which:
Gains and losses expected to be recognised in the next year	1	(41)	(40)	—	(46)	(46)

Gains and losses expected to be recognised after the next year	7	(113)	(106)	39	(37)	2

22. Provisions for liabilities and charges

Sky Interactive
reorganisation
provision

£m
At 1 July 2002	4
Utilised in year	(1)

At 30 June 2003	3
Utilised in year	(1)
Released in year	(2)

At 30 June 2004	—

      The Sky Interactive reorganisation provision principally comprised the cost of an onerous contract associated with the reorganisation and consolidation of all interactive and on-line activities within the division “Sky Interactive”. Of the remaining £3 million of the provision, £2 million was released during the year as an operating item following the renegotiation of the contract.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

23. Called-up share capital

	2004	2003

	£m	£m
Authorised
3,000,000,000 (2003: 3,000,000,000) Ordinary Shares of 50p	1,500	1,500

Allotted, called-up and fully paid — equity
1,941,712,786 (2003: 1,937,754,876) Ordinary Shares of 50p	971	969

Number of
Allotted and fully paid during the year	Ordinary Shares

Beginning of year	1,937,754,876
Options exercised under the Executive Share Option Scheme at between £2.560 and £6.620	3,431,125
Options exercised under the Sharesave Scheme at between £3.020 and £9.710	188,030
Shares issued in respect of deferred consideration for the acquisition of WAPTV Limited	338,755

End of year	1,941,712,786

Movements in share capital in the year ended 30 June 2004 are described in note 24.

Share option and contingent share award schemes

      The number of shares which may be allocated under the Executive and Sharesave Schemes on any day shall not, when added to the aggregate of the number of shares which have been allocated in the previous 10 years under the Schemes and any other Employees’ Share Scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any shares where the right to acquire such shares was released, lapsed or otherwise became incapable of exercise. Options and Awards which will be satisfied by ESOP shares do not fall within these headroom limits.

      Total options and awards in existence at 30 June 2004 were as follows:

Number of
Scheme	Ordinary Shares

Executive Share Option Scheme Options(a)	41,362,873
Sharesave Scheme Options(b)	3,711,041
LTIP Awards(c)	3,700,219
KCP Awards(d)	1,568,543
EBP Awards(e)	623,000

50,965,676

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(a)  Executive Share Option Scheme Options

      Options in existence at 30 June 2004 under the Executive Schemes are shown in the table below:

	Number of		Exercisable
Date of grant	Ordinary Shares	Option price	from(i)

		£
8-Dec-94	37,830	2.560	8-Dec-97
15-May-97	5,286	5.675	15-May-00
10-Jun-97	5,020	5.975	10-Jun-00
18-Aug-97	6,864	4.370	18-Aug-00
18-Aug-97	21,809	4.420	18-Aug-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	2,784,173	5.010	1-Dec-01
7-May-99	4,589	4.350	7-May-02
18-Oct-99	1,124	0.980	18-Oct-02
29-Oct-99	3,458,886	6.385	29-Oct-02
22-Nov-99	107,775	6.495	22-Nov-02
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	20,800	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	126,529	9.800	23-May-03
12-Jun-00	12,247	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	46,077	12.370	26-Jul-03
30-Aug-00	220,168	11.400	30-Aug-03
23-Nov-00	4,904,213	9.900	23-Nov-01
1-Dec-00	2,640,000	9.840	1-Dec-03
4-Jan-01	59,534	10.750	4-Jan-02
26-Feb-01	66,746	9.340	26-Feb-02
6-Mar-01	92,416	9.290	6-Mar-02
14-Mar-01	121,289	8.950	14-Mar-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	8,399,474	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	88,057	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	31-May-04
28-Jun-02	13,725	6.180	28-Jun-03
5-Aug-02	8,898,648	5.300	5-Aug-04
20-Sep-02	47,815	5.185	20-Sep-04
30-Sep-02	14,581	5.305	30-Sep-04
2-Jan-03	229,296	6.390	2-Jan-05
20-Feb-03	64,362	6.005	20-Feb-05
18-Mar-03	74,672	6.100	18-Mar-05
1-Sep-03	7,568,664	6.620	1-Sep-05
25-Feb-04	1,498	7.155	25-Feb-06

	41,362,873

(i)	Unapproved options granted up to and including August 2000 became exercisable in full three years after the date of grant (subject to the satisfaction of performance conditions). Options granted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

between November 2000 and June 2002 inclusive become exercisable over a period of four years from the date of grant, with a quarter vesting on each of the first, second, third and fourth anniversaries of grant (subject to the satisfaction of performance conditions), with the exception of the options granted on 1 December 2000, which became exercisable in full three years after the date of grant, and those granted on 5 June 2002, which became exercisable in full on 31 May 2004. Options granted since June 2002 become exercisable over a period of four years from the date of grant, with a third vesting on each of the second, third and fourth anniversaries of grant (subject to the satisfaction of performance conditions). All approved options become exercisable in full three years after the date of grant (subject to the satisfaction of performance conditions).

      The Group operates Inland Revenue Approved and Unapproved Executive Share Option Schemes.

      The Company follows a policy of granting options over BSkyB shares to employees whose base salaries are £50,000 or above (“eligible employees”) linked to salary. These are then subject to approval by the department heads who may recommend that the individual receives an additional allocation for exceptional performance. There is no limit on the number of share options that may be granted to an individual (other than for the purposes of granting Inland Revenue approved options), however, any proposal to make a one-off grant of share options over four times an individual’s salary would require the prior approval of the Remuneration Committee (irrespective of the employee’s level of salary). No such grant has been made to date.

      The performance conditions for option awards granted before August 2002 were based on key strategic measures for the Group, including subscriber growth measures, and profit before tax.

      Awards granted since August 2002 have been based on earnings per share (“EPS”) targets. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(b) Sharesave Scheme Options

      Options in existence at 30 June 2004 under the Sharesave Scheme are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
2-Nov-96	506	4.620	1-Jan-04
27-Oct-97	19,596	3.720	1-Jan-05
28-Sep-98	54,248	3.780	1-Dec-05
18-Oct-99	139,932	4.620	1-Jan-05
18-Oct-99	21,227	4.620	1-Jan-07
3-Oct-00	15,989	9.710	1-Jan-04
3-Oct-00	48,067	9.710	1-Jan-06
3-Oct-00	15,465	9.710	1-Jan-08
28-Sep-01	446,672	6.112	1-Jan-05
28-Sep-01	115,984	6.112	1-Jan-07
28-Sep-01	30,643	6.112	1-Jan-09
30-Sep-02	1,220,179	4.750	1-Feb-06
30-Sep-02	447,130	4.750	1-Feb-08
30-Sep-02	112,822	4.750	1-Feb-10
3-Oct-03	756,808	5.300	1-Feb-07
3-Oct-03	222,486	5.300	1-Feb-09
3-Oct-03	43,287	5.300	1-Feb-11

	3,711,041

      The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results.

(c)  LTIP Awards

      Awards in existence at 30 June 2004 under the LTIP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
21-Nov-01	1,035,688	8.300	30-Jun-04
2-Aug-02	552,490	5.550	31-Jul-04
2-Aug-02	552,491	5.550	31-Jul-05
13-Aug-02	27,895	5.600	31-Jul-04
13-Aug-02	27,895	5.600	31-Jul-05
2-Jan-03	91,880	6.390	31-Jul-04
2-Jan-03	91,880	6.390	31-Jul-05
13-Aug-03	1,240,000	0.000	31-Jul-06
12-Feb-04	80,000	0.000	31-Jul-06

	3,700,219

      The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Remuneration

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Committee. An award under the existing LTIP comprises a performance-based share award, which may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which have the same value to the participant. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Remuneration Committee. The awards vest, in full or in part, dependent on the satisfaction of specified performance targets.

      The performance targets selected for the Awards made to date have been based on a combination of business measures derived from the Group’s business plan, and the Group’s relative total shareholder return performance against a range of comparable companies in the UK and international media and telecommunications sectors.

      The Remuneration Committee has agreed that future awards made under the LTIP will be subject to performance measurement over a period of three years, will take the form of nil-priced options, and will be adjusted for the dividends paid by the Company during the vesting period.

      Where the market price of a share at the date of vesting is below the exercise price, awards in this form have been treated as having lapsed and participants have been eligible to receive shares for no consideration, equal to the value of their vested award.

(d) KCP Awards

      Awards in existence at 30 June 2004 under the KCP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
21-Nov-01	31,500	8.300	31-Jul-03
9-Aug-02	244,400	5.700	31-Jul-04
14-Aug-02	2,600	5.655	31-Jul-04
13-Aug-03	645,793	0.000	31-Jul-04
13-Aug-03	644,250	0.000	31-Jul-05

	1,568,543

      The KCP operates for certain members of senior management not participating in the LTIP, under broadly similar terms to the LTIP. Shares used to satisfy KCP awards are acquired by the ESOP in the market.

(e)  EBP Awards

      Awards in existence at 30 June 2004 under the EBP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	Price	from

		£
2-Aug-02	126,500	n/a	31-Jul-04
2-Aug-02	126,500	n/a	31-Jul-05
2-Jan-03	20,000	n/a	31-Jul-04
2-Jan-03	20,000	n/a	31-Jul-05
13-Aug-03	310,000	n/a	31-Jul-06
12-Feb-04	20,000	n/a	31-Jul-06

	623,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      In August 2002, the Company introduced an EBP for Executive Directors and Senior Executives. This plan rewards performance against key commercial measures over the financial year, with stretching targets derived from the Group’s business plan.

      Awards under the plan are made in the form of a contingent right to acquire the Company’s shares, for nil consideration, which are acquired in the market and are subject to performance achieved in the financial year of award.

24. Reconciliation of movement in shareholders’ funds

      Movement in shareholders’ funds includes all movements in reserves.

								Total
								equity
			Shares				Profit and	shareholders’
	Share	Share	to be	ESOP	Merger	Special	loss	funds
	capital	premium	issued	reserve	reserve	reserve	account	(deficit)

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 July 2001	945	2,378	257	—	341	—	(2,859)	1,062
Issue of share capital	2	34	(1)	—	—	—	(13)	22
Share issue costs	—	(2)	—	—	—	—	—	(2)
Loss for the financial year	—	—	—	—	—	—	(1,383)	(1,383)
Transfer from merger reserve	—	—	—	—	(74)	—	74	—
Translation differences on foreign currency net investment	—	—	—	—	—	—	1	1

At 1 July 2002	947	2,410	256	—	267	—	(4,180)	(300)
Issue of share capital	22	126	(253)	—	111	—	(1)	5
Profit for the financial year	—	—	—	—	—	—	190	190
Transfer from merger reserve	—	—	—	—	(79)	—	79	—

At 1 July 2003 — as previously stated	969	2,536	3	—	299	—	(3,912)	(105)
Prior year adjustment	—	—	—	(35)	—	—	(12)	(47)

At 1 July 2003 — as restated	969	2,536	3	(35)	299	—	(3,924)	(152)
Issue of share capital	2	21	(3)	—	—	—	—	20
ESOP shares utilised	—	—	—	27	—	—	11	38
ESOP shares purchased	—	—	—	(22)	—	—	—	(22)
Profit for the financial year	—	—	—	—	—	—	322	322
Dividends	—	—	—	—	—	—	(116)	(116)
Share premium reduction	—	(1,120)	—	—	—	14	1,106	—
Transfer from merger reserve	—	—	—	—	(77)	—	77	—

At 30 June 2004	971	1,437	—	(30)	222	14	(2,524)	90

Share premium reduction

      On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit.

Share option schemes

      During the period the Company issued shares with a market value of £26 million (2003: £6 million) in respect of the exercise of options awarded under various share option schemes, with £20 million (2003: £5 million) received from employees.

      At 30 June 2004, the Group’s ESOP held 4,747,515 Ordinary Shares in the Company at an average value of £6.25 per share. The 4,339,497 shares utilised during the period relate to the exercise of LTIP, KCP and Executive Share Option Scheme awards. As a result of the adoption of UITF 38, the Group’s ESOP shares, which were previously held within investments, are now presented as a deduction from shareholders’ funds. In addition, the brought forward profit and loss reserve at 1 July 2003 was reduced by £12 million. The impact of adopting UITF 38 was accordingly to reduce net assets at 1 July 2003 by £47 million (1 July 2001: £27 million), and to reduce profit for the year to 30 June 2003 by £6 million and for the year to 30 June 2002 by £6 million (see note 1). The impact of adopting UITF 38 on earnings (loss) per share was to reduce basic earnings per share for the year to 30 June 2003 by 0.3 pence and to increase basic loss per share for the year to 30 June 2002 by 0.3 pence, and to reduce diluted earnings per share for the year to 30 June 2003 by 0.3 pence and to increase diluted loss per share for the year to 30 June 2002 by 0.3 pence.

      The movement in the ESOP shares held was as follows:

	Number of
	Ordinary Shares	£m

Beginning of year	5,457,012	35
Share options exercised during the year	(4,339,497)	(27)
Shares repurchased by the Group during the year	3,630,000	22

End of year	4,747,515	30

Contingent consideration

      On 30 September 2003, the Company issued 338,755 (2003: nil) Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

      In the prior year, the Company issued 43.2 million shares with a fair value of £253 million to HSBC, Matsushita and BT (“the selling shareholders”) in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the agreement reached on 15 July 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders’ rights under the earn out provisions. The earn out provisions provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders. Additional Group merger reserve of £111 million was created in relation to 20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.

Merger reserve

      During the year, £36 million (2003: £35 million; 2002: £35 million) relating to the amortisation of BiB goodwill and £41 million (2003: £44 million; 2002: £39 million) relating to the amortisation of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss reserve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Goodwill

      At 30 June 2004, the cumulative goodwill written off directly to reserves by the Group amounted to £524 million (2003: £524 million).

Dividends

      Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies’ Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £53 million paid in April 2004, relating to the period ended 31 December 2003, and the final dividend of £63 million proposed in August 2004, relating to the year ended 30 June 2004, were paid or proposed to be paid out of profits available for distribution generated from external cash receipts.

25.	Guarantees, contingencies and other financial commitments

(a) Future expenditure

	Year ending 30 June						Total at	Total at
						After	30 June	30 June
	2005	2006	2007	2008	2009	5 years	2004	2003

	£m	£m	£m	£m	£m	£m	£m	£m
Contracted for but not provided for in the accounts
— television programme rights(i)	830	698	581	178	125	77	2,489	1,618
— set-top boxes and related equipment	70	—	—	—	—	—	70	106
— third party payments(ii)	13	12	11	5	—	—	41	46
— capital expenditure	17	—	—	—	—	—	17	3
— other purchase obligations	33	22	6	—	—	—	61	7

	963	732	598	183	125	77	2,678	1,780

(i)	Of the commitments for television programme rights, £766 million (2003: £692 million) related to commitments payable in US dollars for periods of up to nine years (2003: ten years), £87 million (2003: £136 million) related to commitments payable in Swiss francs for periods of up to two years (2003: three years) and £6 million (2003: nil) related to commitments payable in Euros for periods of up to two years.

To hedge a proportion of these commitments, at 30 June 2004, the Group had outstanding forward rate contracts to purchase, in aggregate, US$705 million (2003: US$903 million) at an average rate of US$1.6227:£1 (2003: US$1.4925:£1) and CHF90 million (2003: CHF99 million) at an average rate of CHF2.2899:£1 and CHF1.5099:Euro 1 (2003: CHF2.0834:£1 and CHF1.4844:Euro 1).

At 30 June 2004, the US dollar television programme rights commitments have been translated at the year end rate of US$1.8219:£1 (2003: US$1.6497:£1), except for US$340 million (2003: US$566 million) covered by forward rate contracts where the average forward rate set out above has been used. The Swiss franc commitments have been translated at the year end rate of CHF2.2743:£1 (2003: CHF2.2288:£1) except for CHF90 million (2003: CHF99 million) covered by forward rate contracts where the average forward rates set out above have been used. The Euro commitments have been translated at the year end rate of Euro 1.5020:£1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Certain of the US dollar commitments disclosed above are subject to price escalation clauses in accordance with the terms of certain of the movie programme rights contracts and are for periods up to six years (2003: six years). The extent of the escalation, and hence of the commitments, is dependent both upon the number of DTH subscribers to the relevant movie channel and in certain cases, upon inflationary increases. If subscriber numbers were to remain at 30 June 2004 levels, the additional commitment in respect of subscriber escalation would be £265 million (US$483 million) (2003: £213 million (US$351 million)). The pounds sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £3 million (2003: nil) if subscriber numbers were to remain at 30 June 2004 levels.

(ii)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to DTH viewers (“Sky Distributed Channels”) and are subject to price escalation clauses in accordance with the terms of certain of the distribution agreements and are for periods up to five years (2003: six years). The extent of the escalation, and hence of the commitments, is dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels and, in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at 30 June 2004 levels, the additional commitment in respect of subscriber escalation would be £844 million (2003: £799 million).

(b)	Contingent liabilities

      The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel.

      The Directors do not expect any material loss to arise from the above contingent liabilities.

(c)	Contingent assets

      Under the terms of one of the Group’s channel distribution agreements, British Sky Broadcasting Limited is entitled to receive a payment, between July and September 2006, equal to a proportion of the fair value of certain of the channels under that distribution agreement. The fair value of the channels is to be determined at the earlier of contract termination and 30 June 2006. Accordingly, it is not yet possible to determine the value of the payment to be received.

(d)	Guarantees

      The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries, to meet their liabilities. The liabilities of these subsidiaries are already included in the Group’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the subsidiary entity. A payment under these undertakings would be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

      Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited (“BSkyB Limited”) and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company’s £600 million RCF and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 20).

      The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

partnerships, to meet their liabilities. Several of these undertakings contain financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £3 million to creditors of Sky Interactive. Additionally, BSkyB Limited has provided letters of credit of £5 million to Sky Interactive Limited in respect of Sky Buy, which mature within four months of the year end.

      The Company and various of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and various of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £9 million (2003: £15 million).

(e)  Lease and similar commitments

      The minimum annual rentals under these arrangements are as follows:

	Land
	and	Plant and
	buildings	machinery	Total

	£m	£m	£m
30 June 2004
Operating leases and similar arrangements which expire:
— within one year	—	3	3
— between two and five years	3	52	55
— after five years	10	23	33

	13	78	91

30 June 2003
Operating leases and similar arrangements which expire:
— within one year	1	4	5
— between two and five years	2	26	28
— after five years	8	35	43

	11	65	76

      The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Summarised below at 30 June 2004, are the minimum lease payments for non-cancellable operating leases and similar arrangements.

Operating leases
and similar
arrangements

£m
Year ending 30 June:
2005	87
2006	84
2007	77
2008	58
2009	50
After five years	91

447

      Payments made under non-cancellable operating leases and similar arrangements in the year ended 30 June 2004, totalled £10 million (2003: £9 million; 2002: £8 million) in respect of property and £74 million (2003: £80 million; 2002: £76 million) in respect of transponders, and computer and technical equipment.

      Summarised below at 30 June 2004, are the minimum sub-lease rentals to be received under non-cancellable operating sub-leases.

Sub-leases

£m
Year ending June 30:
2005	23
2006	16
2007	12
2008	10
2009	4
After five years	6
71

26. Regulatory update

European Commission Investigation — Football Association Premier League Limited

      On the basis of the performance by the Group of certain commitments given by the Group to the European Commission (concerning the future retailing and wholesaling of the Group’s channels featuring live Premier League coverage), the European Commission has confirmed in a “comfort letter” that it has fully and finally settled its investigations in connection with the Group’s bids for all rights in relation to Premier League matches throughout the 2004/05 to 2006/07 Football Association Premier League (“FAPL”) seasons and any resulting agreements between the Group and the FAPL.

      In accordance with its commitments to the European Commission, the Group conducted a tender process for a proposed sub-licence of six or eight live Premier League matches per season to another broadcaster. On 12 May 2004, the Group announced that it had concluded the tender process and that none of the bids received had attained the reserve price per match which had previously been agreed with the European Commission. The Group will not, therefore, sub-license those rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

European Commission Investigation — Movie Contracts

      The European Commission continues to investigate the terms on which movies produced by major US movie studios are supplied to distributors, including pay television operators, throughout the European Union. The European Commission has not yet issued a Statement of Objections (the document in which it sets out the grounds on which it considers the EU competition rules to have been breached) to the studios. The Group understands this has been delayed by procedural issues raised by a number of the studios.

      The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.

European Commission Sector Inquiry — “New Media” Sports Rights

      The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other “new media” companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by “new media” operators to such content is not unduly restricted.

      The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.

27.	Transactions with related parties and major shareholders

(a)	Transactions with major shareholders

      The Group conducts all business transactions with companies which are part of The News Corporation Limited group, a major shareholder, on an arm’s length basis.

      Fox Entertainment Group (“FEG”) supplied programming with a total value of £66 million in the year (2003: £63 million; 2002: £56 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent, among other things, on the number of films supplied. The Group also earned £1 million (2003: £1 million; 2002: nil) from FEG in respect of programming-related fees.

      NDS Limited (“NDS”) supplied smart cards and encryption services with a value of £55 million in the year (2003: £50 million; 2002: £45 million) under a contract extending to September 2010. The Group also has a number of contracts with NDS for the supply of digital equipment, of which £3 million (2003: £4 million; 2002: £5 million) was paid during the year.

      The Group earned £8 million from Broadsystem Ventures Limited (“BVL”) in respect of telephony services during the year (2003: £4 million; 2002: £1 million). BVL and Broadsystem Limited also supplied telephony services with a value of £1 million (2003: £3 million; 2002: £2 million).

      News International plc provided media-based advertising services and rental premises at a cost to the Group in the year of £5 million (2003: £5 million; 2002: £4 million). The Group also earned £3 million (2003: £2 million; 2002: £1 million) from News International plc for the provision of airtime.

      News America Incorporated recharged the Group for IT services with a value of £1 million in the year (2003: £1 million; 2002: £1 million).

      Orbis Technology Limited and Visionik A/ S supplied interactive and internet-based services of £4 million in the year (2003: £2 million; 2002: £1 million).

      Rugby International Pty Limited, National Rugby League Investments Pty Limited and Global Cricket Corporation Pte Limited sold sports rights to the Group during the year worth £5 million (2003: £4 million; 2002: £3 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      Star Television Group (“Star”), Fox International Channels (UK) Limited (“Fox International”), Fox News Channel and Phoenix Chinese News and Entertainment paid the Group £2 million during the year (2003: £1 million; 2002: £1 million) for the provision of transponder capacity, uplinking and EPG facilities and marketing services. The Group paid Star and Fox International £5 million (2003: £2 million; 2002: £1 million) in respect of carriage fees for the supply of programming.

      ESPN Star Sports and Fancy A Flutter Limited paid the Group £1 million (2003: £1 million; 2002: £1 million) of fees related to programming.

      The Group supplied consultancy services to Sky Italia during the year with a value of £1 million (2003: nil; 2002: nil).

      Balances payable to members of The News Corporation Limited group, analysed by activity:

	2004	2003

	£m	£m
Programming	28	23
Telephony services	5	1
Supply of smart cards and encryption services	6	1
Advertising	1	—

	40	25

      Balances receivable from members of The News Corporation Limited group, analysed by activity:

	2004	2003

	£m	£m
Programming	1	—
Consultancy	1	—

	2	—

      In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities (“BUCS”), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004 for the value of reference shares, which initially consist of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group’s directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

      In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or American Depositary Shares representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 90,098,598. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group’s directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

(b)	Transactions with joint ventures and associates

      All transactions with joint ventures and associates are conducted on an arm’s length basis.

	2004	2003	2002

	£m	£m	£m
Revenue	19	19	23
Operating costs	64	64	54

      Revenues are primarily generated from the provision of transponder capacity, and marketing and support services. Operating costs represent fees payable for channel carriage.

	2004	2003

	£m	£m
Funding to joint ventures and associates (see note 14)	234	235
Amounts owed by joint ventures and associates (see note 18)	8	16
Amounts due to joint ventures and associates (see note 19)	8	1

      The funding to joint ventures is in the form of loans which bear interest at rates of between nil and three month LIBOR plus 1.5%.

(c)	Other transactions with related parties

      Elisabeth Murdoch is the daughter of Rupert Murdoch, and sister to James Murdoch, both Directors of the Company, and has a controlling interest in Shine Entertainment Limited, in which the Group also has a 3.5% equity shareholding. During the year, the Group incurred development and production costs for television of £5 million (2003: £2 million; 2002: £1 million) from Shine Entertainment Limited. At 30 June 2004, there were no outstanding amounts due to or from Shine Entertainment Limited (2003: nil).

      David Evans, a Director of the Company, is also a director of Crown Media Holdings, Inc, the ultimate parent company of Crown Entertainment Limited (“Crown”). During the year, the Group paid Crown £8 million (2003: £7 million; 2002: £6 million) in respect of carriage fees for the supply of programming. Crown paid the Group £1 million (2003: £1 million; 2002: £1 million) for the provision of transponder capacity, uplinking facilities and marketing services. During the year, the Group earned commissions from Crown of £1 million (2003: £2 million; 2002: £1 million), and made payments to Crown of £10 million (2003: £11 million; 2002: £9 million) for acting as advertising sales agent for the Hallmark channel. During the year, the Group earned £1 million (2003: nil; 2002: nil) from Crown for the provision of airtime.

      In addition to the foregoing, we have engaged in a number of transactions on an arm’s length basis with companies of which some of our Directors are also directors.

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i)	Differences giving rise to accounting adjustments

      The Group’s accounts are prepared in accordance with United Kingdom Generally Accepted Accounting Principles (“UK GAAP”), which differs in certain significant respects from United States Generally Accepted Accounting Principles (“US GAAP”).

      The following is a summary of the significant adjustments to operating income (loss), net income (loss), shareholders’ funds (deficit) and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the year ended 30 June 2004, at a rate of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

£1:$1.8126 (the noon buying rate on 30 June 2004 provided by the Federal Reserve Bank of New York), is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

	Convenience	Year ended 30 June
	translation
	2004	2004	2003*	2002*

	$m	£m	£m	£m

	(except per share data)
Operating income (loss):
Operating profit under UK GAAP	873	481	248	49
Adjustments:
Goodwill — subsidiary(1)	216	119	117	(27)
Employee stock-based compensation(2)	(2)	(1)	10	(8)
Transition provision(3)	—	—	—	(19)
Derivative accounting(4)	4	2	17	14
Capitalised interest(5)	(5)	(3)	(2)	(2)
Fixed asset investments(8)	123	68	(18)	(37)
Sky+ set-top boxes profit on sale(9)	—	—	(2)	—

Operating income (loss) under US GAAP	1,209	666	370	(30)

Net income (loss):
Profit (loss) on ordinary activities after taxation under UK GAAP	585	322	184	(1,389)
Adjustments:
Goodwill — subsidiary(1)	216	119	117	(27)
Goodwill — joint venture(1)	(4)	(2)	—	358
Employee stock-based compensation(2)	(2)	(1)	10	(8)
Transition provision(3)	—	—	—	(19)
Derivative accounting(4)	4	2	17	14
Capitalised interest(5)	4	2	(1)	—
Deferred taxation on US GAAP adjustments(6)	(4)	(2)	(15)	—
Other deferred taxation(1)(6)	—	—	(21)	—
Provision for loss on disposal of subsidiary(7)	—	—	—	(10)
Fixed asset investments(8)	(13)	(7)	(3)	20
Sky+ set-top boxes profit on sale(9)	—	—	(2)	—
Share of results of joint ventures(10)	—	—	—	14

Net income (loss) before cumulative effect of a change in accounting principle	786	433	286	(1,047)
Cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21(9)	2	1	—	—

Net income (loss) under US GAAP	788	434	286	(1,047)

Basic earnings (loss) per share under US GAAP (before cumulative effect of accounting change)(11)	40.6c	22.4p	14.9p	(55.5p )

Basic earnings (loss) per share under US GAAP (after cumulative effect of accounting change)(11)	40.6c	22.4p	14.9p	(55.5p )

Diluted earnings (loss) per share under US GAAP (before cumulative effect of accounting change)(11)	40.4c	22.3p	14.7p	(55.5p )

Diluted earnings (loss) per share under US GAAP (after cumulative effect of accounting change)(11)	40.4c	22.3p	14.7p	(55.5p )

*	The results under UK GAAP for the years ended 30 June 2003 and 2002 have been restated following the adoption of UITF 38 (see note 1 for further details). The US GAAP reconciling item for employee stock-based compensation has been adjusted accordingly. Operating income (loss) and net income (loss) under US GAAP were not affected by the adoption of this new accounting policy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Convenience	As at 30 June
	translation
	2004	2004	2003*

	$m	£m	£m
Shareholders’ funds (deficit):
Capital and reserves under UK GAAP	163	90	(152)
Adjustments:
Goodwill — subsidiary(1)	1,115	615	496
Goodwill — joint venture(1)	44	24	26
Employee stock-based compensation(2)	56	31	59
Derivative accounting(4)	(38)	(21)	11
Capitalised interest(5)	16	9	7
Deferred taxation(6)	4	2	(5)
Fixed asset investments(8)	(2)	(1)	8
Installation, set-top boxes and related equipment revenues(9)	—	—	(2)
Dividends(12)	114	63	—

Shareholders’ funds under US GAAP	1,472	812	448

Total assets:
Under UK GAAP	4,285	2,364	1,990
Adjustments:
Goodwill — subsidiary(1)	1,115	615	496
Goodwill — joint venture(1)	44	24	26
Derivative accounting(4)	(45)	(25)	71
Capitalised interest(5)	16	9	7
Deferred taxation(6)	4	2	(5)
Fixed asset investments(8)	(2)	(1)	8
Installation, set-top boxes and related equipment costs (9)	—	—	217

Under US GAAP	5,417	2,988	2,810

Total liabilities:
Under UK GAAP	(4,122)	(2,274)	(2,142)
Adjustments:
Employee stock-based compensation(2)	56	31	59
Derivative accounting(4)	7	4	(60)
Installation, set-top boxes and related equipment revenues(9)	—	—	(219)
Dividends(12)	114	63	—

Under US GAAP	(3,945)	(2,176)	(2,362)

*	The balance sheet under UK GAAP as at 30 June 2003 has been restated following the adoption of UITF 38 (see note 1 for further details). The US GAAP reconciling item for employee stock-based compensation has been adjusted and the reconciling item for the ESOP trust has been removed accordingly. Shareholders’ funds, total assets and total liabilities under US GAAP were not affected by the adoption of this new accounting policy.

Notes

(1)  Goodwill

      Under UK GAAP, prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. From 1 July 1998, FRS 10 required future goodwill to be capitalised, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves would be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

included in calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11, are carried out if events or circumstances indicate that the carrying value may not be recoverable, to ensure that goodwill is not carried at above the recoverable amount, being the higher of net realisable value and value in use. Goodwill is also reviewed for impairment at the end of the first full financial year after acquisition. The impairment review comprises a comparison of the carrying amount of the goodwill with the recoverable amount. To the extent that the carrying amount exceeds the recoverable amount, the goodwill is impaired and is written down. The impairment loss is recognised in the profit and loss account.

      Under US GAAP, prior to 1 July 2002, goodwill arising on acquisitions was recognised in the balance sheet and amortised over its useful life. The Group considered various factors in determining its amortisation period, including competitive, legal, regulatory and other factors. As was required by APB Opinion No. 17 “Intangible Assets”, the Group limited its amortisation period to the specified maximum life of 40 years. Goodwill was accounted for at amortised cost, less provision for impairment. Whenever events or changes in circumstances indicated that the current net book value may not be recoverable, the net book value was compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows were less than net book value, an impairment charge was recorded to write down the net book value of the goodwill to its fair value, calculated using discounted net future cash flows.

      Under US GAAP, following the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), from 1 July 2002, the accounting for goodwill changed. SFAS No. 142 bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.

      The annual impairment test was completed upon adoption of SFAS No. 142, and during fiscal 2004 and fiscal 2003. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A reconciliation of the previously reported net income (loss) to the amounts adjusted for the exclusion of amortisation of goodwill is as follows:

	Year ended 30 June

	2004	2004	2003	2002

	$m	£m	£m	£m
Net income (loss):
Reported net income (loss) under US GAAP	788	434	286	(1,047)
Add: goodwill amortisation	—	—	—	214

Adjusted net income (loss)	788	434	286	(833)
Basic earnings (loss) per share:
Reported earnings (loss) per share under US GAAP	40.6c	22.4p	14.9p	(55.5p	)
Add: goodwill amortisation	—	—	—	11.3p

Adjusted earnings (loss) per share	40.6c	22.4p	14.9p	(44.2p	)
Diluted earnings (loss) per share:
Reported earnings (loss) per share under US GAAP	40.4c	22.3p	14.7p	(55.5p	)
Add: goodwill amortisation	—	—	—	11.3p

Adjusted diluted earnings (loss) per share	40.4c	22.3p	14.7p	(44.2p	)

Under SFAS No. 142, equity method goodwill is no longer amortised. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognised.

Subsidiaries

Sky Television Limited

Goodwill of £492 million arising on the acquisition of Sky Television Limited (“Sky”) on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Under UK GAAP, the goodwill arising on the acquisition of Sky was eliminated against reserves.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £543 million under UK GAAP, based on the fair value of the Group’s shares on 9 May 2001, for the acquisition of the 47.6% interest, and 28 June 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on 17 July 2000 for the acquisition of the 47.6% interest, and 14 May 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price on the date of agreement and announcement of the acquisition. Under UK GAAP, the goodwill is being amortised on a straight-line basis over seven years from the dates of acquisition. Under US GAAP, no amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.

During fiscal 2003, the Group recognised, under both UK and US GAAP, a deferred tax asset of £24 million in respect of BiB tax losses carried forward. Under UK GAAP, this resulted in a reduction of £24 million in the tax charge for fiscal 2003. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

goodwill relating to the acquisition. The remaining £3 million reduced the fiscal 2003 current tax charge.

Sports Internet Group Limited

The goodwill of £272 million arising on the acquisition of SIG on 12 July 2000 was being amortised under UK and US GAAP on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.

During fiscal 2003, under both UK and US GAAP, the Group made a provision of £5 million against goodwill which arose on the acquisition of Opta, a subsidiary of SIG.

Under UK and US GAAP, in fiscal 2001 a £10 million provision for the disposal of Surrey Sports (a bookmaker previously owned by SIG) was taken. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP, this reversal was prohibited.

Planetfootball.com Limited

At 30 June 2004, a provision of £3 million was made under UK GAAP, included within amortisation, against goodwill which arose on the acquisition of Planetfootball.com Limited (“Planetfootball.com”) (a company which provides website services to the sports industry), reducing the carrying value to nil. The provision was made as a result of an impairment review which showed that the expected future cash flows of the business would not support a carrying value for the goodwill. Under US GAAP, the goodwill recorded upon acquisition of Planetfootball.com was allocated to a larger reporting unit, whose fair value exceeded book value during the year ended 30 June 2004. Accordingly, this impairment charge was not recorded under US GAAP.

Joint ventures

Granada Sky Broadcasting

Goodwill of £32 million arising on the acquisition of an additional 9.5% interest in Granada Sky Broadcasting in March 1998 was being amortised under US GAAP on a straight-line basis over 20 years, from 1 July 1998. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP on that was date was £26 million. In the current year, an other than temporary impairment of £3 million was recorded under US GAAP as the fair value of Granada Sky Broadcasting, based on discounted cash flow forecasts, no longer exceeded the carrying value of the asset. The decline in the fair value of Granada Sky Broadcasting in the current year reflects the impact of the increasingly competitive multi-channel environment in which the channel operates. Under UK GAAP, the goodwill arising on the acquisition of Granada Sky Broadcasting was eliminated against reserves.

KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at 14 April 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at 3 December 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at 31 December 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, resulting in a carrying value of the investment of nil. Under UK GAAP, £14 million of the provision was subsequently released to match the recognition of KirchPayTV losses from 1 January 2002 to 8 February 2002, from which date no further losses were recognised under UK GAAP. Under US GAAP, no such release was made as no further

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

losses were recognised after 31 December 2001. At 30 June 2004 and 2003, the carrying value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until 1 April 2001, KirchPayTV goodwill was amortised over a period of 20 years under both UK and US GAAP. From 1 April 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until 31 December 2001, the goodwill was amortised over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at 31 December 2001, there has been no further amortisation of KirchPayTV goodwill under UK and US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture was treated as a sterling-denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the year end. Under US GAAP, this goodwill was treated as a Deutschmark denominated balance. Following the impairment review as at 31 December 2001, the goodwill balance has not been retranslated.

In addition, under both UK and US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates.

(2)  Employee stock-based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price on the date of grant and the exercise price. The charge is allocated on a straight-line basis over the vesting period of the options. Prior to the adoption of UITF abstract 38 on 1 July 2003, and where shares had been purchased through the Company’s ESOP trust to satisfy the exercise of employee stock options, the profit and loss account charge in respect of these options was equal to the difference between the cost of the ESOP shares and the exercise price. The UK GAAP results for the years ended 30 June 2003 and 2002 have been restated following the adoption of UITF abstract 38. On exercise of options which are settled using shares which have been purchased through the ESOP trust, the difference between the amount accrued for the options and the cost of the ESOP shares is recognised as a movement within reserves. Under UK GAAP, where the vesting of options is contingent upon the satisfaction of performance conditions, the profit and loss charge in any period may be reduced or increased, based on the latest estimate of the actual number of awards which will eventually vest.

Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”), compensation expense is measured as the difference between the quoted market price at the date when the number of shares that will vest is known and the exercise price; the cost is recognised over the period the employee performs the related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment over the life of the option are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the income statement and recognised within shareholders’ funds in the balance sheet. Under UK GAAP, the cost of stock options is included within operating expenses and is recognised within liabilities in the balance sheet. As the stock compensation expense under US GAAP was less than that recorded under UK GAAP, there was a reduction in the charge for the year of £1 million (2003: reduction of £8 million; 2002: increase of £9 million) under US GAAP as compared to the charge recorded under UK GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Contingent payments made to the selling shareholders of WAPTV Limited in June 2002 and September 2003, in the form of the Company’s shares, were linked to their continuing employment within the Group. Under UK GAAP, these amounts were included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock-based compensation and, as such, were recorded within shareholders’ funds and were being amortised over the period of contingency, between 13 and 28 months from the date of acquisition, which was 29 May 2001. The US GAAP stock compensation charge for the year was nil (2003: £1 million; 2002: £2 million).

Under UK GAAP, employer’s National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP charge arising for the year amounts to £2 million (2003: credit of £3 million, 2002: credit of £3 million), as the National Insurance paid was greater than that accrued during the period under UK GAAP.

The cumulative balance sheet effect in respect of all employee stock-based compensation at 30 June 2004, amounts to a decrease in UK GAAP accruals of £31 million (2003: £59 million). The cumulative balance sheet effect comprises the movement out of liabilities and into shareholders’ funds of the accrual under UK GAAP for share options of £27 million (2003: £53 million), and a reduction in the accrual under UK GAAP for employer’s National Insurance of £4 million (2003: £6 million).

(3)  Transition provision

Under UK GAAP, a provision of £58 million was recognised during fiscal 2000, in addition to a provision of £450 million recognised during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analogue subscribers to its digital service. The provision was fully utilised by 30 June 2002.

Under UK GAAP, a provision is recognised when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)” (“EITF 94-3”) of US GAAP, a provision should only be recognised when the company has a legal commitment, which the Group did not in this case. As a result, these expenses were recorded as incurred under US GAAP. Although EITF 94-3 has been superseded by SFAS No. 146 “Accounting for Costs Associated with Exit and Disposal Activities”, this standard only applies prospectively to provisions made after 31 December 2002, and therefore had not been adopted by the Group at the time of the provision.

(4)  Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured in order to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognised in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Under US GAAP, the Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and has marked all derivative instruments to fair value. The fair value of derivative instruments is generally determined based on estimates using discounted present value techniques. Up to 30 June 2003, the movement in all of the derivatives fair values has been recorded within net income. Monetary assets and liabilities denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the balance sheet date and financial derivative instruments are presented separately at their fair values.

As of 1 July 2003, the Group had sufficiently designated a number of interest rate swaps and cross-currency swaps as cash flow hedges of 100% of the Group’s exposure to US dollar interest rates on US dollar denominated bonds. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of other comprehensive income (“OCI”), outside earnings, and is reclassified into earnings in the same periods during which the forecast transactions affect earnings (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in earnings. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in OCI related to that forecast transaction are recognised directly in earnings. Certain interest rate swap and swaption agreements which convert fixed interest rates to floating interest rates are not eligible for designation as hedges and movements in their values continue to be recorded directly in earnings.

As of 1 July 2003, the Group had sufficiently designated a number of forward foreign exchange agreements as cash flow hedges of approximately 80% of the Group’s exposure to US dollar payments on its long-term programming contracts with US movie licensors for a period of 18 months, thereafter nil. As such, the effective portion of the gain or loss on the forward foreign exchange agreements designated and qualifying as cash flow hedging instruments is reported as a component of OCI, outside earnings, and is reclassified into earnings in the same periods during which the forecast transactions affect earnings (i.e. when US dollar denominated creditors are retranslated and related programming stock is amortised through the income statement). Any hedge ineffectiveness on the forward foreign exchange agreements is recognised directly in earnings. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in OCI related to that forecast transaction are recognised directly in earnings. Certain forward foreign exchange agreements have not been sufficiently designated as hedges and movements in their values continue to be recorded directly in earnings.

The estimated net amount of existing losses which are included in OCI at 30 June 2004 that are expected to be reclassified into earnings within the next twelve months is £17 million, net of tax.

During fiscal 2004, the Group recognised a loss in the income statement of £8 million due to hedge ineffectiveness.

(5)  Capitalised interest

Under UK GAAP, the capitalisation of interest is not required, and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and depreciated over the estimated useful life of the assets concerned.

Cumulative capitalised interest on assets under construction at 30 June 2004 amounted to £9 million (2003: £7 million). During the year, interest of £5 million (2003: £1 million; 2002: £2 million) was capitalised in respect of assets under construction, and depreciation of £3 million (2003: £2 million; 2002: £2 million) was charged in respect of capitalised interest on assets in use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(6)  Deferred taxation

Under UK GAAP, deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses or from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.

FRS 19 “Deferred tax” (“FRS 19”) is the current UK accounting standard on deferred taxes. While differences between FRS 19 and SFAS No. 109 exist, such differences have not had a material effect on the Group from a measurement perspective and hence the UK and US GAAP accounting treatments for deferred tax are closely aligned. As a result, the net deferred tax asset recognised under UK and US GAAP has primarily differed only in respect of deferred tax on UK to US GAAP adjustments. There was an exception to this in the prior year as described in note 1 to the US GAAP reconciliation.

Under UK GAAP, at 30 June 2004, there is a deferred tax asset of £151 million (2003: £190 million), which arose principally as a result of carried forward trading losses. In addition, under UK GAAP, there was an Advance Corporation Tax (“ACT”) debtor in the prior year of £40 million. Under US GAAP, the ACT debtor was treated as a deferred tax asset. Under both UK GAAP and US GAAP at 30 June 2004, there is also an ACT balance of £53 million (2003: £54 million) which has been netted against the tax liability within creditors, as there is a legal right of offset under UK tax legislation.

      The net deferred tax asset under US GAAP is comprised of the following:

	Deferred tax asset			Deferred tax asset
	30 June 2004			30 June 2003

	Gross	Valuation	Net	Gross	Valuation	Net
	asset	allowance(v)	asset	asset	allowance(v)	asset

	£m	£m	£m	£m	£m	£m
ACT(i)	—	—	—	40	—	40
Accelerated capital allowances	34	(13)	21	41	(13)	28
Tax losses carried forward(ii)	195	(77)	118	222	(76)	146
Fixed asset investments(iii)	472	(472)	—	471	(471)	—
Short-term timing differences(iv)	20	(6)	14	16	(5)	11

	721	(568)	153	790	(565)	225

(i)	During the year, £40 million of ACT brought forward was utilised to reduce the Group’s cash tax liability.

(ii)	At 30 June 2004, there is a valuation allowance of £64 million against a deferred tax asset in respect of trading losses in the Group’s German holding companies of KirchPayTV, on the basis that these timing differences are not more likely than not to reverse. There is also a valuation allowance of £13 million against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to the deferred tax asset of £13 million arising from UK losses in the Group will be allocated to reduce goodwill arising on previously acquired entities.

(iii)	At 30 June 2004, there is a valuation allowance of £450 million against a deferred tax asset in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. There is also a valuation allowance of £22 million against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus reverse.

(iv)	During the year, a £10 million deferred tax asset has been recognised through other comprehensive income, relating to derivative financial instruments. In addition, at 30 June 2004, there is a valuation allowance of £6 million against a deferred tax asset arising principally on other timing differences, on the basis that these timing differences are not more likely than not to reverse.

(v)	The current year charge to the income statement in respect of these valuation allowances was £2 million (2003: credit of £105 million; 2002: charge of £96 million).

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2004	2003	2002

	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Permanent differences	(0.9)	0.6	(8.2)
(Profit on disposals of) provisions against investments, net	(3.5)	2.1	(20.1)
Joint venture losses (profits)	1.2	1.2	(2.8)
Charges relating to prior periods	—	1.9	—
Valuation allowance	0.4	(46.7)	(10.2)
Other	0.1	0.5	—

US GAAP income tax charge (benefit)	27.3	(10.4)	(11.3)

(7)	Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001, a £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP, this amount was reclassified within operating income. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP, this reversal is prohibited.

(8)  Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly-traded entity, which is not equity accounted for or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments for permanent diminution in value are charged to the profit and loss account below operating profit, and any reversals in these provisions are written-back to the profit and loss account.

Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values net of tax being recorded in other comprehensive income until realised. Market value is determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating income and the restoration of a previously

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

recognised impairment loss is prohibited. Any premium to market value of investments acquired is charged to the income statement.

Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating income is recorded.

The reconciling items between UK GAAP and US GAAP within operating income and net income, for fixed asset investments are summarised as follows:

	Convenience	Year ended 30 June
	translation
	2004	2004	2003	2002

	$m	£m	£m	£m
Write-down of football club investments(i)	(16)	(9)	(21)	(41)
Profit on disposal of football club investments(ii)	69	38	—	—
Write-down of other investments(iii)	—	—	(3)	—
Profit on disposal of other investments(iv)	88	49	—	—
Other(v)	(18)	(10)	6	4

Adjustment to operating income	123	68	(18)	(37)

Reversal of differences relating only to reclassifications within operating income(i) (ii) (iii) (iv)	(136)	(75)	15	57

Adjustment to net income	(13)	(7)	(3)	20

(i)	In fiscal 2002, a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. Under US GAAP, this was reduced by £19 million, relating to a provision taken in fiscal 2001, and was reclassified within operating income. In fiscal 2003 and fiscal 2004, a £21 million provision and a £9 million provision, respectively, were taken against football club investments under UK GAAP as exceptional items below operating profit. These provisions were made due to the continued decline over the previous months in the market value of these investments, leading the Group to believe that an other than temporary diminution in value had occurred. Under US GAAP, these were reclassified within operating income.

(ii)	In fiscal 2003, under UK GAAP, the £21 million provision against football club investments was reduced by £3 million, following the agreement to sell the Group’s minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognised impairment loss is not permitted. Therefore, under US GAAP, this amount was recognised as profit on disposal in the current year.

During the current year, under UK GAAP the provision against football club investments was reduced by £33 million, following the disposal of the Group’s minority interest in Manchester United plc in October 2003. The reduction in the provision under UK GAAP was recorded as an exceptional item below operating profit. Under US GAAP, this amount was recognised as profit on disposal, and was reclassified within operating income.

On the Group’s disposal of its investment in Manchester United plc, a profit on disposal of £2 million was also realised under UK GAAP. This was also recorded as an exceptional item below operating profit under UK GAAP; under US GAAP, this was reclassified within operating income.

(iii)	In fiscal 2003, under UK GAAP, a £3 million provision was taken against the Group’s investment in OpenTV shares, as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(iv)	In fiscal 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. This was recorded as an exceptional item below operating profit under UK GAAP; under US GAAP, this was reclassified within operating income.

(v)	In fiscal 2004, the cumulative translation adjustment for foreign exchange losses on the Group’s fixed asset investments was realised.

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds, are summarised as follows:

		Year ended
	Convenience	30 June
	translation
	2004	2004	2003

	$m	£m	£m
Mark-to-market of football club investments	(2)	(1)	11
Write-back of provision against football club investments	—	—	(3)

	(2)	(1)	8

(9)  Installation, set-top boxes and related equipment revenues and costs

Under UK GAAP, installation, set-top boxes (including Sky+ set-top boxes) and related equipment revenues and costs are recognised once the installation is complete.

Under US GAAP, prior to 1 July 2003, these revenues were recognised over the period that a customer was expected to subscribe to the related service. For set-top boxes and related equipment, the churn rate varied according to the product purchased. Under US GAAP, where installation or set-top boxes and related equipment costs for a particular product exceeded revenues, the excess costs were charged in the income statement immediately upon installation. All other costs directly attributable to the income deferred were recognised over the same period as the revenues under US GAAP.

In the prior year, under UK GAAP, installation, set-top boxes and related equipment revenues of £61 million were recognised (2002: £44 million). The costs associated with these revenues were also expensed immediately. Under US GAAP, installation, set-top boxes and related equipment revenues of £27 million were recognised during the prior year (2002: £22 million), and related costs of £27 million were also expensed (2002: £22 million). Cumulative deferred revenue recorded on the balance sheet under US GAAP in respect of installation, set-top boxes and related equipment at 30 June 2003 amounted to £219 million. The deferred costs relating to these deferred revenues amounted to £217 million.

Under US GAAP, following the adoption of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, from 1 July 2003, the accounting for installation, set-top boxes and related equipment revenues has changed. The sale of an installed set-top box and DTH subscription constitutes an arrangement with multiple deliverables, and the installed set-top box and DTH subscription meet the criteria specified in EITF 00-21 to be treated as separate units of accounting.

Revenue attributable to each unit is recognised once delivery has been completed or the service has been delivered, based on the fair value of that unit relative to the total consideration received under the arrangement. Following the guidance in EITF 00-21, it has been determined that the amount allocated to each unit is equal to the fees received from the customer for each unit. As a result, the Group no longer defers and amortises installation, set-top boxes and related equipment revenues. The US GAAP accounting treatment is therefore now consistent with UK GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The Group adopted EITF 00-21 by means of a cumulative effect adjustment in the current year. As a result, at 1 July 2003, the date of adopting EITF 00-21, a net gain of £1 million (net of tax) was recorded as a cumulative change in accounting principal in the income statement.

(10) Share of results of joint ventures

Under UK GAAP, the Group recognised KirchPayTV’s losses for the period from 1 January 2002 to 8 February 2002. By 8 February 2002, it was considered that the relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore, from 8 February 2002, it was no longer appropriate to account for the Group’s investment in KirchPayTV as a joint venture under UK GAAP, and the Group ceased to account for KirchPayTV’s losses using the gross equity method from that date. No future profits or losses will be equity accounted for unless the nature of the relationship changes in the future.

As the Group has no intention of providing any future funding to KirchPayTV, an amount of £14 million was released from the provision against the carrying value of the investment made at 31 December 2001, matching the Group’s share of KirchPayTV’s losses for the period from 1 January 2002 to 8 February 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognised during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit-making position in the foreseeable future. Furthermore, if the investor ceases to exercise significant influence, the investment is no longer accounted for using the equity method.

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at 31 December 2001, as a result of the impairment in carrying value at that date, and therefore, under US GAAP, the Group ceased to recognise losses from 31 December 2001. As no losses were recognised in the period from 1 January 2002 to 8 February 2002 under US GAAP, the £14 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item. This investment is no longer accounted for as a joint venture using the equity method as the Group no longer exercises significant influence.

Due to the fact that KirchPayTV was unable to provide information on a timely basis, their results were included in the Group’s results on a three month time lag basis. On that basis, the final summarised

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

financial information for KirchPayTV provided to the Group was at 30 September 2001, and is as follows:

Group’s share of
KirchPayTV
(as adjusted)
Six months to
30 September 2001

£m
Turnover	57

Operating loss	(57)
Net interest payable	(3)

Loss before taxation	(60)

Fixed assets	134

Current assets	45

Liabilities due within one year	(105)

Liabilities due after more than one year	(132)

(11) Per share data

      The equivalent earnings (loss) per ADS outstanding is as follows:

	Convenience	Year ended 30 June
translation
	2004	2004	2003	2002

	$	£	£	£
Basic earnings (loss) per ADS under US GAAP (before cumulative effect of accounting change)*	162.1c	89.4p	59.7p	(221.9p	)
Basic earnings (loss) per ADS under US GAAP (after cumulative effect of accounting change)*	162.5c	89.7p	59.7p	(221.9p	)
Diluted earnings (loss) per ADS under US GAAP (before cumulative effect of accounting change)*	161.4c	89.0p	58.9p	(221.9p	)
Diluted earnings (loss) per ADS under US GAAP (after cumulative effect of accounting change)*	161.8c	89.3p	58.9p	(221.9p	)

*	Accounting change referred to is the cumulative effect on prior years (to 30 June 2003) of the adoption of EITF 00-21.

In the Group’s Annual Report filed on Form 20-F for fiscal 2002, the earnings (loss) per ADS was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(12) Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are declared or proposed by the Directors. Under US GAAP, dividends are recorded in the period in which the dividend is declared. In August 2004, the Directors proposed a final dividend of £63 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(3.25 pence per share) relating to the year ended 30 June 2004. This dividend has been recognised as a liability under UK GAAP at 30 June 2004, but not under US GAAP.

(13) Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from the disposal of programming rights not acquired for use by the Group of £11 million (2003: £12 million; 2002: £15 million), amounts receivable in respect of provision to third party broadcasters of spare transponder capacity of £28 million (2003: £26 million; 2002: £24 million) and amounts received from the sale of advertising space in the Sky Magazine of £15 million (2003: £13 million; 2002: £10 million) are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”. Costs of £175 million (2003: £108 million; 2002: £88 million) from all other betting activities are shown within “operating expenses, net”. Under US GAAP, all betting costs are offset against betting revenues within “turnover”.

Exceptional items within operating profit

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as such under US GAAP.

Exceptional items within non-operating profit

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognised below operating profit under FRS 3. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria were met, or within operating income.

Share of results of joint ventures and associates

Under UK GAAP, the share of joint ventures’ and associates’ operating results excludes the share of joint ventures’ and associates’ interest and the share of joint ventures’ and associates’ tax. These amounts are included within “interest payable and similar charges” or “interest receivable and similar income”, and “tax charge” respectively. The share of joint ventures’ and associates’ exceptional items are reported as exceptional items within the share of joint ventures’ and associates’ operating results. Under US GAAP, all of these amounts are included within “equity in earnings (losses) of affiliates”.

Under UK GAAP, the share of joint ventures’ and associates’ operating results in fiscal 2004 includes £11 million of negative goodwill arising on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited (“Attheraces”), which was written off to the profit and loss account immediately on acquisition. Under US GAAP, this amount was recognised as a gain on extinguishment of debt by Attheraces, and is included within “equity in earnings of affiliates”.

(14) Consolidated Balance Sheets

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP, fixed asset investments (except investments in own shares) are classified under the heading “investments” within fixed assets. Under US GAAP, fixed asset investments are classified within “other non-current assets”, when the investments are not expected to be sold within one year, and within “other current assets” when the investments are expected to be sold within one year.

Under UK GAAP, investments in joint ventures and associates are classified under the heading “investments” within fixed assets. Under US GAAP, investments in joint ventures and associates are classified as “investments in equity affiliates”.

Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provides relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeds their nominal value is recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief is available when three conditions have been satisfied:

1.	When a company secures at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provides for the allotment of equity shares by the acquirer.

3.	Consideration for the shares is either the issue or transfer of shares to the acquirer of equity shares in the acquired company, or the cancellation of those equity shares in the acquired company which the acquirer does not already hold.

The merger reserve was created as a result of the acquisition by the Group of interests in two entities:

      1. SIG

The acquisition of 100% of SIG on 12 July 2000, where consideration was paid by the issue of equity shares in the Group.

      2. BiB

Consideration was paid in BSkyB shares on 28 June 2001 and on 11 November 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously holding 80.1% of BiB).

Under UK GAAP, the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortisation of the associated goodwill. Accordingly, the £77 million that was transferred from the merger reserve to the profit and loss reserve in the current year (2003: £79 million) equals the aggregate amortisation charge in that period relating to SIG goodwill and the goodwill recognised on the acquisition of the remaining 19.9% stake in BiB.

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

Under UK GAAP, a special reserve is included as part of capital and reserves. The special reserve was created following the approval from the High Court on 10 December 2003 to reduce the Company’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

share premium account by £1,120 million. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.

As part of the application, the Company’s balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million, to £1,106 million.

As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Under US GAAP, the balance held in the special reserve is recorded within additional-paid-in-capital.

(15) Consolidated Cash Flow Statements

The Consolidated Cash Flow Statements prepared under UK GAAP in accordance with FRS 1 “Cash flow statements (revised 1996)”, present substantially the same information as is required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts. However, not all short-term, highly liquid investments which qualify as cash-equivalents are required to be treated as such, and the Group has elected to treat all short-term deposits and commercial paper investments as current asset investments.

Under UK GAAP, cash flows are presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under US GAAP, only three categories of cash flow activity are reported, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from dividends received from joint ventures, taxation and returns on investments and servicing of finance are included as operating activities under US GAAP. Equity dividends paid are included as financing activities under US GAAP. Management of liquid resources, which represents movements in short-term deposits and commercial paper, is included as operating activities under US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Convenience	Year ended 30 June
	translation
	2004	2004	2003	2002

	$m	£m	£m	£m
Operating Activities
Net cash inflow from operating activities under UK GAAP	1,599	882	664	250
Dividends received from joint ventures	7	4	4	—
Interest received and similar income	13	7	3	9
Interest paid and similar charges	(161)	(89)	(127)	(141)
Interest element of finance lease payments	—	—	(1)	(1)
UK corporation tax paid	(100)	(55)	(18)	—
Consortium relief (paid) received	(5)	(3)	—	23
Management of liquid resources	(926)	(511)	—	—

Net cash provided by operating activities under US GAAP	427	235	525	140

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(29)	(16)	(97)	(100)
Funding to joint ventures and associates	(9)	(5)	(15)	(12)
Repayments of funding from joint ventures and associates	11	6	5	5

Net cash used in investing activities under US GAAP	(27)	(15)	(107)	(107)

Financing activities
Net cash outflow from financing under UK GAAP	(141)	(78)	(422)	(207)
Equity dividends paid	(96)	(53)	—	—

Net cash used in financing activities under US GAAP	(237)	(131)	(422)	(207)

Net increase (decrease) in cash and cash equivalents under US GAAP	163	89	(4)	(174)

Cash and cash equivalents under US GAAP at the beginning of the period	85	47	51	225
Cash and cash equivalents under US GAAP at the end of the period	248	136	47	51

(ii)	Additional US GAAP Disclosures

(a)	Stock-based compensation

      The Company accounts for stock-based compensation under the expense recognition provisions of APB No. 25 and provides disclosures of pro-forma stock compensation expense in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Included in the income statement for all the share option schemes under APB No. 25 was a charge of £6 million, net of tax (2003: £13 million; 2002: £32 million). The net difference between the UK GAAP charge and the APB No. 25 charge in the current year was an additional US GAAP charge of £3 million, net of tax (2003: credit of £10 million (restated for the adoption of UITF 38); 2002: charge of £11 million (restated for the adoption of UITF 38)). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with SFAS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

No. 123, the Group’s net income (loss) and earnings (loss) per share for 2004, 2003 and 2002 would have been reduced to the pro-forma amounts shown below:

	Convenience	Year ended 30 June
	translation
	2004	2004		2003		2002

	$m	£m		£m		£m
Net income (loss) under US GAAP:
As reported	788	434		286		(1,047)
Add: APB No. 25 stock-based employee compensation expense included in reported net income (loss), net of related tax effects	11	6		13		32
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(69)	(38)		(68)		(40)

Pro-Forma	730	402		231		(1,055)

Earnings (loss) per share under US GAAP:
Basic — as reported(i)	40.6c	22.4	p	14.9	p	(55.5	)p
Basic — pro-forma(i)	37.7c	20.8	p	12.1	p	(55.9	)p
Diluted — as reported(i)	40.4c	22.3	p	14.7	p	(55.5	)p
Diluted — pro-forma(i)	37.5c	20.7	p	11.9	p	(55.9	)p

(i)	Net earnings per share for fiscal 2004 is disclosed after cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21.

      The movement in stock-based awards outstanding during the three years ended 30 June 2004 is summarised in the following table:

	Number of shares	Weighted average
	under option	exercise price

Outstanding at 30 June 2001	33,542,169	£7.69
Granted during fiscal 2002	16,280,669	£7.83
Forfeited during fiscal 2002	(1,639,388)	£8.61
Expired during fiscal 2002	(66,170)	£8.78
Exercised during fiscal 2002	(5,104,577)	£5.64

Outstanding at 30 June 2002	43,012,703	£7.95
Granted during fiscal 2003	15,401,535	£5.31
Forfeited during fiscal 2003	(2,575,366)	£7.23
Exercised during fiscal 2003	(2,235,488)	£7.08

Outstanding at 30 June 2003	53,603,384	£7.26
Granted during fiscal 2004	12,479,870	£4.66
Forfeited during fiscal 2004	(7,083,232)	£7.44
Expired during fiscal 2004	(104,319)	£4.34
Exercised during fiscal 2004	(7,930,027)	£7.42

Outstanding at 30 June 2004	50,965,676	£6.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The awards outstanding can be summarised as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	30 June 2004	30 June 2003

Executive Share Option Scheme options(i)	41,362,873	41,052,567
Sharesave Scheme options(ii)	3,711,041	3,749,134
LTIP awards(iii)	3,700,219	7,269,683
KCP awards(iv)	1,568,543	1,135,000
EBP awards(v)	623,000	397,000

	50,965,676	53,603,384

(i)	Included within the total Executive Share Option Scheme options outstanding at 30 June 2004, are 38,632,053 options (2003: 36,610,888) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, 85,107 options (2003: 534,466) that vest only if performance conditions are met, and 2,645,713 options (2003: 3,907,213) to which no performance criteria are attached.

(ii)	All Sharesave Scheme options outstanding at 30 June 2004 and 2003 have no performance criteria attached.

(iii)	Included within the total LTIP awards outstanding at 30 June 2004, are 2,380,219 options (2003: 7,269,683) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 1,320,000 options (2003: nil) that vest only if performance conditions are met.

(iv)	Included within the total KCP awards outstanding at 30 June 2004, are 278,500 options (2003: 1,135,000) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 1,290,043 options (2003: nil) that vest only if performance conditions are met.

(v)	All EBP awards outstanding at 30 June 2004 and 2003 vest only if performance conditions are met.

      The weighted average fair value of options granted in the current year was estimated at approximately £4.48 (2003: £3.16; 2002: £4.77) as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: annual dividend of 0% (2003: nil; 2002: nil); annual standard deviation (volatility) of 45% (2003: 43%; 2002: 44%); risk free interest rate of 4.39% (2003: 4.39%; 2002: 4.31%); and expected term of 5.3 years (2003: 8.9 years; 2002: 9.4 years). The weighted average dividend yield used in the assumptions was 0% as the Group had not resolved to pay any dividends at the date that the majority of awards were granted in the year and SFAS No. 123 requires the assumptions to be made on the date the awards are granted. For those options which were granted after the announcement of the interim dividend in February 2004, an annual dividend assumption of 1% has been used.

      Additionally, the weighted average exercise price and fair value for awards and options granted in the current year with an exercise price below the market price at grant date were estimated at £1.28 and £6.08 (2003: £4.75 and £2.90; 2002: £6.11 and £3.49) respectively. For options granted in the current year with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £6.62 and £3.55 (2003: £5.40 and £3.20; 2002: £8.00 and £4.90) respectively.

      The exercise prices for options outstanding at 30 June 2004 ranged from nil to £13.97 (2003: £0.98 to £13.97; 2002: £0.50 to £16.27).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      The following table summarises information about stock options outstanding at 30 June 2004:

	Options outstanding
				Options currently exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise prices	Number	contractual life	exercise price	Number	exercise price

£0.00-£1.00	2,941,167	9.1 years	£0.00	1,124	£0.98
£2.00-£3.00	37,830	0.4 years	£2.56	37,830	£2.56
£3.00-£4.00	82,142	1.9 years	£3.75	8,298	£3.62
£4.00-£5.00	1,975,058	2.6 years	£4.73	33,768	£4.40
£5.00-£6.00	14,438,875	6.5 years	£5.28	2,794,479	£5.01
£6.00-£7.00	12,387,471	6.8 years	£6.51	3,600,040	£6.39
£7.00-£8.00	9,455,447	7.4 years	£7.87	5,069,256	£7.83
£8.00-£9.00	1,215,145	4.5 years	£8.37	1,171,489	£8.35
£9.00-£10.00	7,909,425	6.4 years	£9.86	6,580,049	£9.86
£10.00-£11.00	81,376	6.4 years	£10.69	66,493	£10.68
£11.00-£12.00	232,415	6.2 years	£11.40	232,415	£11.40
£12.00-£13.00	167,808	6.0 years	£12.75	167,808	£12.75
£13.00-£14.00	41,517	5.8 years	£13.97	41,517	£13.97

	50,965,676	6.7 years	£6.58	19,804,566	£7.97

(b)  Statement of comprehensive income (loss)

	Convenience
	translation
	2004	2004	2003	2002

	$m	£m	£m	£m
Net income (loss) in accordance with US GAAP	788	434	286	(1,047)
Other comprehensive income, net of tax:
Unrealised (loss) gain on certain fixed asset investments
— Unrealised holding gains (losses) arising during the period	43	24	7	(17)
— Less: reclassification adjustment for (gains) losses included in net income (loss)	(65)	(36)	13	41
Foreign exchange (losses) gains recorded in cumulative translation reserve
— Unrealised gains arising during the period	—	—	—	11
— Less: reclassification adjustment for losses included in net income	18	10	—	—
Unrealised loss on derivative financial instruments
— Unrealised losses arising during the period	(65)	(36)	—	—
— Less: reclassification adjustment for losses included in net income	21	12	—	—

Net comprehensive income (loss) in accordance with US GAAP	740	408	306	(1,012)

      In fiscal 2004, the tax impact on net comprehensive income of the above reconciling items was £10 million (2003 and 2002: nil), relating to the unrealised loss on derivative financial instruments.

      The reclassification adjustment for gains on certain fixed asset investments included in net income for fiscal 2004 includes a realised gain of £38 million (2003: nil; 2002: nil), and realised losses of £2 million (2003: £13 million; 2002: £41 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

      At 30 June 2004, the cumulative effect on US GAAP shareholders’ funds was a net loss of £1 million for fixed asset investments (2003: net gain of £11 million), nil for foreign exchange differences (2003: net loss of £10 million), and a net loss of £24 million for derivative financial instruments (2003: nil).

(c)  Adoption of new standards

SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”

      In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132R”). SFAS No. 132R revises employers’ disclosures about pension plans and other post-retirement benefit plans, including additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit plans and other defined benefit post-retirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after 15 December 2003. The Group operates a defined contribution post-retirement plan and therefore the adoption of SFAS No. 132R has not had a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities”

      In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN 46R”). This revised interpretation was issued to address certain technical corrections and implementation issues that arose upon the adoption of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). The amendments covered various scope exceptions (for example certain not-for-profit organisations, mutual funds, governmental organisations), clarifications concerning the definitions of a variable interest entity and expected losses and expected residual gains, further guidance regarding the determination of related parties and other minor amendments.

      FIN 46R is effective for the first reporting period ending after 15 March 2004. However, application of either FIN 46 or FIN 46R is required for special-purpose entities from 15 December 2003. Entities that have previously applied FIN 46 may continue to do so up until FIN 46R becomes effective.

      The Group has fully adopted FIN 46R in the current year without a material impact on the Group results of operations or its financial position.

EITF 00-21 “Revenue Arrangements with Multiple Deliverables”

      In November 2002, the Emerging Issues Task Force reached a consensus on EITF 00-21. The consensus addresses how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, are presumed to be a package, and the consideration is measured and allocated to the separate units, based on their relative fair values. This consensus guidance is effective for revenue agreements entered into in fiscal periods beginning after 15 June 2003.

      For a description of the implications of implementing EITF 00-21 in the current year see note 9 to the US GAAP reconciliation.

29. Supplemental guarantor information

      From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by the Company’s two main wholly owned operating subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited. The Company has issued in the US public

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

debt market in October 1996 US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of Regulation S/144A bonds with Securities & Exchange Commission registration rights repayable in July 2009 at rates of 8.200% and 7.750% respectively.

      Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies set out on pages F-8 to F-13, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at 30 June 2004(2)

(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Fixed assets
Intangible assets	—	—	417	—	417
Tangible assets	10	347	19	—	376
Investments
— Joint ventures and associates	—	—	33	—	33
— Other fixed asset investments	1	31	—	(30)	2
— Investments in subsidiary undertakings under the equity method	1,360	225	—	(1,585)	—

	1,371	603	469	(1,615)	828

Current assets
Stocks	—	323	52	—	375
Debtors: Amounts due within one year
— Intragroup debtors	887	973	1,472	(3,332)	—
— Third party debtors	32	294	44	—	370
Debtors: Amounts due after one year
— Third party debtors	73	44	27	—	144
Cash and liquid investments	46	588	13	—	647

	1,038	2,222	1,608	(3,332)	1,536

Creditors
Amounts falling due within one year
— Intragroup creditors	(1,152)	(1,283)	(1,042)	3,477	—
— Third party creditors	(98)	(978)	(94)	—	(1,170)

	(1,250)	(2,261)	(1,136)	3,477	(1,170)

Net current (liabilities) assets	(212)	(39)	472	145	366

Total assets less current liabilities	1,159	564	941	(1,470)	1,194

Creditors
Amounts falling due after one year
— Intragroup borrowings	—	(240)	(49)	289	—
— Third party borrowings	(1,069)	(7)	—	—	(1,076)
— Other	—	(28)	—	—	(28)

	(1,069)	(275)	(49)	289	(1,104)

	90	289	892	(1,181)	90

Capital and reserves — equity
Called-up share capital	971	10	576	(586)	971
Share premium account	1,437	243	2,249	(2,492)	1,437
Profit and loss account	(2,524)	36	(3,259)	3,223	(2,524)
Application of push down accounting	—	—	416	(416)	—
ESOP reserve	(30)	—	—	—	(30)
Other reserves	236	—	910	(910)	236

TOTAL CAPITAL AND RESERVES	90	289	892	(1,181)	90

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	90	289	892	(1,181)	90
Adjustments:
Goodwill	639	—	639	(639)	639
Employee stock-based compensation	31	31	—	(31)	31
Derivative accounting	(21)	(40)	—	40	(21)
Capitalised interest	9	9	—	(9)	9
Deferred taxation	2	8	—	(8)	2
Fixed asset investments	(1)	—	—	—	(1)
Dividends	63	—	—	—	63

Capital and reserves under US GAAP	812	297	1,531	(1,828)	812

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

As at 30 June 2003 (as restated*)(2)

(£ millions)

	(3)
	British Sky	(1)(3)	Non-		BSkyB
	Broadcasting	Guarantor	Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Fixed assets
Intangible assets	—	—	536	—	536
Tangible assets	2	323	19	2	346
Investments
— Joint ventures	—	—	30	—	30
— Other fixed asset investments	43	36	—	(35)	44
— Investments in subsidiary undertakings under the equity method	1,479	221	734	(2,434)	—

	1,524	580	1,319	(2,467)	956

Current assets
Stocks	—	330	40	—	370
Debtors: Amounts due within one year
— Intragroup debtors	506	853	680	(2,039)	—
— Third party debtors	38	304	52	—	394
Debtors: Amounts due after one year
— Third party debtors	112	51	60	—	223
Cash at bank and in hand	—	40	7	—	47

	656	1,578	839	(2,039)	1,034

Creditors
Amounts falling due within one year
— Intragroup creditors	(416)	(861)	(1,026)	2,303	—
— Third party creditors	(36)	(856)	(63)	(12)	(967)

	(452)	(1,717)	(1,089)	2,291	(967)

Net current assets (liabilities)	204	(139)	(250)	252	67

Total assets less current liabilities	1,728	441	1,069	(2,215)	1,023

Creditors
Amounts falling due after one year
— Intragroup borrowings	(736)	(214)	(45)	995	—
— Third party borrowings	(1,144)	(8)	—	—	(1,152)
— Other	—	(20)	—	—	(20)

	(1,880)	(242)	(45)	995	(1,172)
Provisions	—	—	(3)	—	(3)

	(152)	199	1,021	(1,220)	(152)

Capital and reserves — equity
Called-up share capital	969	10	576	(586)	969
Share premium account	2,536	242	2,250	(2,492)	2,536
Shares to be issued	3	—	—	—	3
Profit and loss account	(3,924)	(53)	(3,251)	3,304	(3,924)
Application of push down accounting	—	—	536	(536)	—
ESOP reserve	(35)	—	—	—	(35)
Other reserves	299	—	910	(910)	299

TOTAL CAPITAL AND RESERVES	(152)	199	1,021	(1,220)	(152)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(152)	199	1,021	(1,220)	(152)
Adjustments:
Goodwill	522	—	522	(522)	522
ESOP	—	(35)	—	35	—
Employee stock-based provision	59	48	—	(48)	59
Derivative accounting	11	(29)	—	29	11
Capitalised interest	7	7	—	(7)	7
Deferred taxation	(5)	7	—	(7)	(5)
Fixed asset investments	8	—	—	—	8
Installation, set-top boxes and related equipment revenues	(2)	—	(2)	2	(2)

Capital and reserves under US GAAP	448	197	1,541	(1,738)	448

*	The balance sheet under UK GAAP as at 30 June 2003 has been restated following the adoption of UITF 38 (see note 1 for further details). The US GAAP reconciling items for employee stock-based compensation and the ESOP trust have been adjusted accordingly. Shareholders’ funds, total assets and total liabilities under US GAAP were not affected by the adoption of this new accounting policy.

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 30 June 2004(2)

(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Turnover	71	3,604	683	(702)	3,656
Operating expenses, net	—	(3,108)	(793)	726	(3,175)

Operating profit (loss)	71	496	(110)	24	481
Share of joint ventures’ and associates’ operating results	—	—	(5)	—	(5)
Share of losses of subsidiary undertakings	(134)	(14)	—	148	—
Joint ventures’ and associates’ goodwill amortisation, net	—	—	10	—	10
Profit on disposal of fixed asset investments	2	—	49	—	51
Amounts written back to fixed asset investments, net	24	128	—	(128)	24

(Loss) profit on ordinary activities before interest and taxation	(37)	610	(56)	44	561
Interest receivable and similar income	470	63	4	(527)	10
Interest payable and similar charges
— on external financing	(89)	(1)	(1)	—	(91)
— intragroup interest	—	(45)	(13)	58	—

Profit (loss) on ordinary activities before taxation	344	627	(66)	(425)	480

Taxation	(22)	(121)	(15)	—	(158)

Profit (loss) on ordinary activities after taxation	322	506	(81)	(425)	322

Equity dividends	(116)	(417)	(47)	464	(116)

Retained profit (loss) for the financial year	206	89	(128)	39	206

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	322	506	(81)	(425)	322
Adjustments:
Goodwill	117	—	117	(117)	117
Employee stock-based compensation	(1)	(1)	—	1	(1)
Derivative accounting	2	14	—	(14)	2
Capitalised interest	2	2	—	(2)	2
Deferred taxation	(2)	(7)	—	7	(2)
Fixed asset investments	(7)	—	(10)	10	(7)

Net income before cumulative effect of a change in accounting principle	433	514	26	(540)	433
Cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21	1	—	1	(1)	1

Net income under US GAAP	434	514	27	(541)	434

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 30 June 2003 (as restated*)(2)

(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Turnover	—	3,179	580	(573)	3,186
Operating expenses, net	(5)	(2,804)	(698)	569	(2,938)

Operating (loss) profit	(5)	375	(118)	(4)	248
Share of joint ventures’ operating results	—	—	3	—	3
Share of profits (losses) of subsidiary undertakings	129	(21)	—	(108)	—
Amounts written off fixed asset investments, net	(18)	(91)	—	94	(15)

Profit (loss) on ordinary activities before interest and taxation	106	263	(115)	(18)	236
Interest receivable and similar income	73	130	7	(206)	4
Interest payable and similar charges
— on external financing	(117)	(1)	—	—	(118)
— intragroup interest	—	(75)	(11)	86	—

Profit (loss) on ordinary activities before taxation	62	317	(119)	(138)	122
Taxation	122	(58)	(2)	—	62

Profit (loss) for the year	184	259	(121)	(138)	184
Dividends	—	—	(116)	116	—

Transfer to (from) reserves	184	259	(237)	(22)	184

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	184	259	(121)	(138)	184
Adjustments:
Goodwill	117	—	117	(117)	117
Employee stock-based compensation	10	4	—	(4)	10
Derivative accounting	17	(4)	—	4	17
Capitalised interest	(1)	(1)	—	1	(1)
Deferred taxation	(36)	(3)	(20)	23	(36)
Fixed asset investments	(3)	—	—	—	(3)
Sky+ set-top boxes profit on sale	(2)	—	(2)	2	(2)

Net income (loss) under US GAAP	286	255	(26)	(229)	286

*	The results under UK GAAP for the year ended 30 June 2003 have been restated following the adoption of UITF 38 (see note 1 for further details). The US GAAP reconciling item for employee stock-based compensation has been adjusted accordingly. Operating income (loss) and net income (loss) under US GAAP were not affected by the adoption of this new accounting policy.

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended 30 June 2002 (as restated*)(2)

(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Turnover	—	2,745	616	(585)	2,776
Operating expenses, net	—	(2,538)	(780)	591	(2,727)

Operating profit (loss)	—	207	(164)	6	49
Share of joint ventures’ operating results	—	—	(76)	—	(76)
Share of (losses) profits of subsidiary undertakings	(49)	69	—	(20)	—
Joint ventures’ goodwill amortisation	—	—	(1,070)	—	(1,070)
Release of provision against investments	—	—	10	—	10
Profit on sale of fixed asset investment	—	—	2	—	2
Amounts written off fixed asset investments, net	(1,206)	—	—	1,146	(60)

(Loss) profit on ordinary activities before interest and taxation	(1,255)	276	(1,298)	1,132	(1,145)
Interest receivable and similar income	97	19	41	(146)	11
Interest payable and similar charges
— on external financing	(142)	(1)	(5)	—	(148)
— intragroup interest	(26)	(110)	(10)	146	—

(Loss) profit on ordinary activities before taxation	(1,326)	184	(1,272)	1,132	(1,282)
Taxation	(63)	(30)	(14)	—	(107)

(Loss) profit for the year	(1,389)	154	(1,286)	1,132	(1,389)

Reconciliation to US GAAP:
Net (loss) profit under UK GAAP	(1,389)	154	(1,286)	1,132	(1,389)
Adjustments:
Goodwill	331	—	331	(331)	331
Transition provision	(19)	(19)	—	19	(19)
Employee stock-based compensation	(8)	(14)	—	14	(8)
Derivative accounting	14	(16)	—	16	14
Provision for loss on disposal of subsidiary	(10)	—	(10)	10	(10)
Fixed asset investments	20	—	1	(1)	20
Share of results of joint ventures	14	—	14	(14)	14

Net (loss) income under US GAAP	(1,047)	105	(950)	845	(1,047)

*	The results under UK GAAP for the year ended 30 June 2002 have been restated following the adoption of UITF 38 (see note 1 for further details). The US GAAP reconciling item for employee stock-based compensation has been adjusted accordingly; operating income (loss) and net income (loss) under US GAAP were not affected by the adoption of this new accounting policy.

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended 30 June 2004(2)

(£ millions)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Operating activities
Operating profit (loss)	71	496	(110)	24	481
Depreciation	—	91	11	—	102
Amortisation of goodwill and other intangible fixed assets	—	—	119	—	119
Loss on disposal of tangible fixed assets	—	1	—	—	1
Decrease (increase) in stock	—	7	(12)	—	(5)
(Increase) decrease in debtors	—	(16)	33	—	17
Increase in creditors	—	153	17	—	170
Decrease in provision	—	—	(3)	—	(3)

Net cash inflow from operating activities	71	732	55	24	882

Dividends received from joint ventures	—	—	4	—	4

Returns on investments and servicing of finance
Interest received and similar income	2	5	—	—	7
Interest paid and similar charges	(88)	(1)	—	—	(89)

Net cash (outflow) inflow from returns on investments and servicing of finance	(86)	4	—	—	(82)

Taxation
UK corporation tax paid	—	(55)	—	—	(55)
Consortium relief paid	—	—	(3)	—	(3)

Net cash outflow from taxation	—	(55)	(3)	—	(58)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(9)	(114)	(9)	—	(132)
Receipts from sales of fixed asset investments	67	—	49	—	116

Net cash inflow (outflow) from capital expenditure and financial investment	58	(114)	40	—	(16)

Acquisitions and disposals
Funding to joint ventures and associates	—	—	(5)	—	(5)
Repayments of funding from joint ventures and associates	—	—	6	—	6

Net cash inflow from acquisitions and disposals	—	—	1	—	1

Equity dividends paid	(53)	—	—	—	(53)

Net cash (outflow) inflow before management of liquid resources and financing	(10)	567	97	24	678

Management of liquid resources	(46)	(465)	—	—	(511)

Financing
Proceeds from issue of Ordinary Shares	20	—	—	—	20
Purchase of own shares for ESOP	—	(22)	—	—	(22)
Capital element of finance lease payments	—	(1)	—	—	(1)
Net decrease in debt due after more than one year	(75)	—	—	—	(75)
Loans from (to) group companies	111	4	(91)	(24)	—

Net cash inflow (outflow) from financing	56	(19)	(91)	(24)	(78)

Increase in cash	—	83	6	—	89

Decrease in net debt	10	545	97	24	676

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(61)	216	56	24	235
Net cash provided by (used in) investing activities	58	(114)	41	—	(15)
Net cash provided by (used in) financing activities	3	(19)	(91)	(24)	(131)

Net increase in cash and cash equivalents	—	83	6	—	89
Cash and cash equivalents under US GAAP at the beginning of the year	—	40	7	—	47

Cash and cash equivalents under US GAAP at the end of the year	—	123	13	—	136

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended 30 June 2003 (as restated*)(2)

(£ millions)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Operating activities
Operating (loss) profit	(5)	375	(118)	(4)	248
Depreciation	—	93	5	—	98
Amortisation of goodwill and other intangible fixed assets	—	—	121	—	121
Decrease in stock	—	36	8	—	44
Decrease in debtors	—	59	29	—	88
Increase (decrease) in creditors	—	75	(15)	6	66
Decrease in provision	—	—	(1)	—	(1)

Net cash (outflow) inflow from operating activities	(5)	638	29	2	664

Dividends received from joint ventures	—	—	4	—	4

Returns on investments and servicing of finance
Interest received and similar income	—	3	—	—	3
Interest paid and similar charges	(127)	(1)	—	—	(128)

Net cash (outflow) inflow from returns on investments and servicing of finance	(127)	2	—	—	(125)

Taxation
UK corporation tax paid	—	(18)	—	—	(18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(89)	(9)	—	(98)
Receipts from sales of fixed asset investments	—	—	1	—	1

Net cash outflow from capital expenditure and financial investment	—	(89)	(8)	—	(97)

Acquisitions and disposals
Funding to joint ventures	—	—	(15)	—	(15)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(10)	—	(10)

Net cash (outflow) inflow before management of liquid resources and financing	(132)	533	15	2	418

Management of liquid resources	—	1	—	—	1

Financing
Proceeds from issue of Ordinary Shares	5	—	—	—	5
Decrease in total external debt	(425)	(2)	—	—	(427)
Loans from (to) group companies	552	(533)	(17)	(2)	—

Net cash inflow (outflow) from financing	132	(535)	(17)	(2)	(422)

Decrease in cash	—	(1)	(2)	—	(3)

(Increase) decrease in net debt	(127)	533	15	2	423

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(132)	622	33	2	525
Net cash used in investing activities	—	(89)	(18)	—	(107)
Net cash provided by (used in) financing activities	132	(535)	(17)	(2)	(422)

Net decrease in cash and cash equivalents	—	(2)	(2)	—	(4)
Cash and cash equivalents under US GAAP at the beginning of the year	—	42	9	—	51

Cash and cash equivalents under US GAAP at the end of the year	—	40	7	—	47

*	The cash flows under UK GAAP for the year ended 30 June 2003 have been restated following the adoption of UITF 38 (see note 1 for further details). Cash flows under US GAAP were not affected by the adoption of this new accounting policy.

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

For the year ended 30 June 2002 (as restated*)(2)

(£ millions)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Operating activities
Operating profit (loss)	—	207	(164)	6	49
Depreciation	—	70	11	—	81
Amortisation of goodwill and other intangible fixed assets	—	—	119	—	119
(Increase) decrease in stock	—	(12)	22	—	10
Decrease in debtors	—	88	12	—	100
Decrease in creditors	—	(40)	(41)	6	(75)
Decrease in provisions	—	(26)	(8)	—	(34)

Net cash inflow (outflow) from operating activities	—	287	(49)	12	250

Returns on investments and servicing of finance
Interest received and similar income	1	8	—	—	9
Interest paid and similar charges	(141)	(1)	—	—	(142)

Net cash (outflow) inflow from returns on investments and servicing of finance	(140)	7	—	—	(133)

Taxation
Consortium relief received	—	—	23	—	23

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(96)	(5)	—	(101)
Receipt from sales of intangible fixed assets	—	—	1	—	1

Net cash outflow from capital expenditure and financial investment	—	(96)	(4)	—	(100)

Acquisitions and disposals
Funding to joint ventures	—	—	(12)	—	(12)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(7)	—	(7)

Net cash (outflow) inflow before management of liquid resources and financing	(140)	198	(37)	12	33

Management of liquid resources	—	70	—	—	70

Financing
Proceeds from issue of Ordinary Shares	14	—	—	—	14
Decrease in total external debt	(190)	(2)	—	—	(192)
Loans from (to) group companies	318	(345)	39	(12)	—
Purchase of own shares for ESOP	—	(27)	—	—	(27)
Payments made on the issue of Ordinary Shares	(2)	—	—	—	(2)

Net cash inflow (outflow) from financing	140	(374)	39	(12)	(207)

(Decrease) increase in cash	—	(106)	2	—	(104)

(Increase) decrease in net debt	(128)	171	(37)	12	18

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(140)	294	(26)	12	140
Net cash used in investing activities	—	(96)	(11)	—	(107)
Net cash provided by (used in) financing activities	140	(374)	39	(12)	(207)

Net (decrease) increase in cash and cash equivalents	—	(176)	2	—	(174)
Cash and cash equivalents under US GAAP at the beginning of the year	—	218	7	—	225

Cash and cash equivalents under US GAAP at the end of the year	—	42	9	—	51

*	The cash flows under UK GAAP for the year ended 30 June 2002 have been restated following the adoption of UITF 38 (see note 1 for further details). Cash flows under US GAAP were not affected by the adoption of this new accounting policy.

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1) The Guarantors are:

British Sky Broadcasting Limited	Operates the leading pay television broadcasting service in the United Kingdom and Ireland. The Company’s principal activities consist of the operation and distribution of 26 wholly-owned television channels in digital including the following 16 channels and their multiplex versions: Sky Movies 1, Sky Movies 2, Sky Cinema 1, Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra, Sky One, Sky News, Sky Sports News, Sky Travel, Sky Travel Shop, Sky Vegas Live, Flaunt, Scuzz and The Amp. In addition, the Company currently markets to DTH viewers channels owned and broadcast by third parties.

Sky Subscribers Services Limited	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its parent undertaking, British Sky Broadcasting Limited. The Company also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.

(2) Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal consolidation adjustments relate to investments in subsidiaries and intercompany balances.

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

30. Subsequent events

Potential legal claim

      The Group has commenced proceedings for a material amount against Electronic Data Systems Corporation and Electronic Data Systems Limited in respect of the systems integration, software development and business implementation services provided to the Group as part of the Group’s investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

Capital Investment Programme

      The Group intends to invest an additional approximately £450 million on capital expenditure over the four years to 30 June 2008, in order to support its long-term growth. This is in addition to ongoing core maintenance capital expenditure which is expected to remain at about £100 million per annum over the same period. The additional expenditure will principally relate to enhancements of Sky’s Osterley campus, a new call centre and training facility, and continuation of the current CRM and Advanced Technology Centre projects.

GLOSSARY OF TERMS

ADS	American Depositary Share

à la carte	A television channel which can be subscribed to on an individual basis by a DTH subscriber to one of our Basic Packages

Basic Packages	DTH subscription packages which exclude Premium Channels

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

DSL	Digital Subscriber Line

DTH	Direct-to-Home

DTT	Digital Terrestrial Television: DTT uses digital signals delivered to homes through a conventional aerial, converted through a set top box

EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP

EPG	Electronic Programme Guide

fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

FRS	UK Financial Reporting Standard

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	The Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”), MUTV, Chelsea TV, Artsworld and Music Choice Extra

Pub Channel	A wholly-owned business-to-business television channel available only to the licensed retail trade

Sky Basic Channels	Sky One (and its multiplex version, Sky Mix), Sky News, Sky Travel (and its multiplex version, Sky Travel Extra), Sky Travel Shop, Sky Sports News, Sky Vegas Live, Flaunt, The Amp and Scuzz

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels (including bonus and enhanced channels to the Sky Premium Channels, including Sky Sports 3 and Sky Cinema 1 (and its multiplex version, Sky Cinema 2))

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels

Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6 and Sky Movies 8), Sky Sports 1, Sky Sports 2 and Sky Sports Xtra

SkyVenue	A wholly-owned business television channel available only to the licensed retail trade for viewing by their customers

Sky World	The top tier of packages that includes all Sky Premium Channels

UITF	Urgent Issues Task Force: a body which assists in providing financial reporting guidance under UK GAAP

VAT	Value Added Tax: a UK sales tax levied on most goods and services