Form 20-F
period 2005-06-30
BRITISH SKY BROADCASTING GROUP PLC
filed 2005-10-07
CIK 932789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                    to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:           1-13488
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

Ordinary shares (nominal value 50p per share)	1,867,523,599
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
Item 17     ☐                            Item 18     ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐                             No ☒

FORWARD LOOKING STATEMENTS
This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH and other revenues, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.
These statements (and all other forward-looking statements contained in this Annual Report on Form 20-F) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (“UK”) and Republic of Ireland (“Ireland”).
Information on some of the risks and uncertainties associated with our business are described in Item 3 “Key Information — Risk Factors” in this Annual Report on Form 20-F. All forward-looking statements in this Annual Report on Form 20-F are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3.     KEY INFORMATION
SELECTED FINANCIAL DATA
Set forth below is selected financial data for the Group for each of the years in the five year period ended 30 June 2005 and as at 30 June 2005, 2004, 2003, 2002 and 2001.
The information contained in the following tables should be read in conjunction with Item 5 “Operating and Financial Review and Prospects”, and the Group’s current and historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.
The selected profit and loss account data set forth below for each of the years in the three year period ended 30 June 2005 and the balance sheet data at 30 June 2005 and 2004, are derived from the audited Consolidated Financial Statements included in this Annual Report on Form 20-F, which have been prepared in accordance with UK GAAP and differ in certain significant respects from US GAAP. A reconciliation of certain amounts from UK GAAP, as well as a description of principal differences between UK GAAP and US GAAP applicable to the Group, is presented in note 27 to the Consolidated Financial Statements. The selected consolidated profit and loss account data for the years ended 30 June 2002 and 2001, and the balance sheet data at 30 June 2003, 2002 and 2001, are derived from the audited Consolidated Financial Statements appearing in our historical Annual Reports on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

	Year ended 30 June

	2005(1)	2005	2004	2003	2002	2001

	(In millions except per share data)
Profit and Loss Account:
Amounts in accordance with UK GAAP
DTH subscribers revenues	$5,322	£2,968	£2,660	£2,341	£1,929	£1,537
Cable and DTT subscribers revenues(2)	393	219	215	202	279	299
Advertising revenues	590	329	312	284	251	271
Sky Bet(3)	468	261	191	117	95	78
Sky Active(3)	165	92	116	101	91	15
Other revenues	321	179	162	141	131	106

Group turnover	7,259	4,048	3,656	3,186	2,776	2,306
Operating expenses, net, before amortisation of goodwill and exceptional items	(5,815)	(3,243)	(3,056)	(2,822)	(2,590)	(2,154)
Amortisation and impairment of intangible fixed assets	(208)	(116)	(119)	(121)	(119)	(44)
Release of provision against (provision against) ITV Digital programming debtors	23	13	—	5	(22)	—
Estimated cost of reorganisation of Sky Interactive	—	—	—	—	—	(23)
Release of analogue termination provision	—	—	—	—	4	—

Operating expenses, net	(6,000)	(3,346)	(3,175)	(2,938)	(2,727)	(2,221)

Operating profit	1,259	702	481	248	49	85
Share of joint ventures’ and associates’ operating results	25	14	(5)	3	(76)	(256)
Joint ventures’ and associates’ goodwill amortisation and impairment, net*	—	—	10	—	(1,070)	(101)
Loss on disposal of investments in joint ventures	(41)	(23)	—	—	—	—
Profit on disposal of fixed asset investments	—	—	51	—	2	—
Share of joint venture’s loss on disposal of fixed asset investments	—	—	—	—	—	(70)
Amounts written back to (written off) fixed asset investments, net	—	—	24	(15)	(60)	(39)
Release of provision against (provision against) loss on disposal of subsidiary	—	—	—	—	10	(10)
Interest receivable and similar income	54	30	10	4	11	18
Interest payable and similar charges	(165)	(92)	(91)	(118)	(148)	(153)
Exceptional finance credit	—	—	—	—	—	3

Profit (loss) on ordinary activities before taxation	1,132	631	480	122	(1,282)	(523)
Tax (charge) credit on profit (loss) on ordinary activities	(369)	(206)	(158)	62	(107)	(24)

Profit (loss) on ordinary activities after taxation	763	425	322	184	(1,389)	(547)
Equity dividends(4)	(305)	(170)	(116)	—	—	—

Retained profit (loss)	458	255	206	184	(1,389)	(547)

Earnings (loss) per share — basic	39.8¢	22.2p	16.6p	9.6p	(73.6p )	(29.6p )
Earnings (loss) per share — diluted	39.8¢	22.2p	16.6p	9.5p	(73.6p )	(29.6p )
Dividends per share(4)		9.0p	6.0p	—	—	—
Dividends per share(4)		16.5¢	10.9¢	—	—	—

*	Included within joint ventures’ goodwill amortisation of £1,070 million for fiscal 2002 is £971 million in respect of an impairment of KirchPayTV GmbH & Co KGaA (“KirchPayTV”) goodwill.
All results relate to continuing operations.

	Year ended 30 June

	2005(1)	2005	2004	2003	2002	2001

	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	$6,879	£3,837	£3,535	£3,082	£2,707	£2,296
Amortisation and impairment of intangible fixed assets	—	—	—	(5)	(145)	(58)
Operating profit (loss)	1,485	828	666	370	(30)	(176)
Joint ventures’ and associates’ goodwill amortisation and impairment, net	—	—	(3)	—	(712)	(71)
Loss on disposal of investments in joint ventures	(25)	(14)	—	—	—	—
Income (loss) before income tax	1,422	793	595	260	(940)	(660)
Net income (loss)	1,035	577	434	286	(1,047)	(625)
Basic earnings (loss) per share	54.1¢	30.2p	22.4p	14.9p	(55.5p )	(33.8p )
Diluted earnings (loss) per share	54.0¢	30.1p	22.3p	14.7p	(55.5p )	(33.8p )
Basic earnings (loss) per ADS(5)	216.6¢	120.8p	89.7p	59.7p	(221.9p )	(135.4p )
Diluted earnings (loss) per ADS(5)	215.9¢	120.4p	89.3p	58.9p	(221.9p )	(135.4p )

	As at 30 June

	2005(1)	2005	2004	2003	2002	2001

	(in millions)
Balance Sheet:
Amounts in accordance with UK GAAP
Total assets	$4,160	£2,320	£2,364	£1,990	£2,159	£3,858
Long-term debt	(1,929)	(1,076)	(1,076)	(1,152)	(1,577)	(1,768)
Net (liabilities) assets	(61)	(34)	90	(152)	(352)	1,035
Capital stock(6)	4,552	2,539	2,614	3,772	3,837	3,901
Number of shares in issue (number)	1,868	1,868	1,942	1,938	1,893	1,889

	As at 30 June

	2005(1)	2005	2004	2003	2002	2001

	(in millions)
Amounts in accordance with US GAAP
Total assets	$5,527	£3,082	£2,988	£2,810	£2,853	£4,209
Net assets (liabilities)	1,468	818	812	448	(141)	850

	As at 30 June

	2005	2004	2003	2002	2001

	(in thousands)
Distribution of Sky Channels
DTH homes	7,787	7,355	6,845	6,101	5,453
Cable homes(7)	3,872	3,895	3,871	4,091	3,486
ITV Digital homes	—	—	—	—	1,105

Total Sky pay homes	11,659	11,250	10,716	10,192	10,044

DTT homes(8)	4,940	3,084	1,510	—	—

(1)	Solely for convenience, pounds sterling amounts for the year ended 30 June 2005 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on 30 June 2005, which was US$1.7930 per £1.00.

(2)	From fiscal 2003, this relates solely to cable subscribers revenues.

(3)	Additional detail has been provided with regard to the analysis of interactive revenues between the Group’s betting and games revenues — “Sky Bet” — and other interactive revenues — “Sky Active” — and the prior years comparatives have been reclassified accordingly.

(4)	An interim dividend of £77 million, representing 4.0p per share, was paid for the six month period ended 31 December 2004 (7.7¢ in US dollars at date of payment on 22 April 2005) (six month period ended 31 December 2003: £53 million, representing 2.75p per share, 4.9¢ in US dollars at date of payment on 23 April 2004). A final dividend of £93 million, representing 5.0p per share was proposed for the year ended 30 June 2005 (8.8¢ in US dollars at 30 September 2005) (2004: £63 million, representing 3.25p per share, 6.0¢ in US dollars at date of payment on 19 November 2004). No interim or final dividends were paid or proposed for fiscal 2003, 2002 or 2001.

(5)	In our Annual Reports filed on Form 20-F for fiscal 2002 and 2001, the earnings (loss) per American Depositary Share (“ADS”) was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(6)	Capital stock includes called-up share capital, share premium, shares to be issued, Employee Share Ownership Plan (“ESOP”) reserve, merger reserve, special reserve and capital redemption reserve.

(7)	The number of cable subscribers is as reported to us by the cable operators.

(8)	The number of DTT homes consists of the Broadcasters’ Audience Research Board’s (“BARB’s”) estimate of the number of homes with access to Freeview (the free DTT offering available in the UK). These figures may include DTH or Cable homes that already take multichannel television.

Factors which materially affect the comparability of the selected financial data
Accounting changes
During fiscal 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in note 27 of the Consolidated Financial Statements included within Item 18.
During fiscal 2003, US Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, was adopted. The impact of the adoption of this standard is described in the notes to the Consolidated Financial Statements included within the Group’s Annual Report on Form 20-F for fiscal 2003.
Business combinations
During fiscal 2001, we completed the acquisitions of British Interactive Broadcasting Holdings Limited (“BiB”) and Sports Internet Group plc (now Sports Internet Group Limited) (“SIG”). The results of these acquisitions were consolidated from the respective dates of acquisition.
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

Month	High	Low

April 2005	1.9197	1.8733
May 2005	1.9048	1.8205
June 2005	1.8368	1.7930
July 2005	1.7753	1.7303
August 2005	1.8148	1.7695
September 2005	1.8420	1.7620

Year ended 30 June	Period end	Average(1)	High	Low

2001	1.4041	1.4509	1.5182	1.3737
2002	1.5347	1.4479	1.5347	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.
On 30 September 2005, the noon buying rate was US$1.7696 per £1.00.
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
We are subject to regulation primarily in the UK and the European Union. The regimes which affect our business include broadcasting, telecommunications, competition (anti-trust) and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and the results of our operations.
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
The European Commission has published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks. The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content. The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behaviour is not adjusted to comply with the requirements of competition law. At this stage, we are unable to determine whether the

European Commission’s concluding report or any subsequent proceedings might have a material effect on the Group.
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
Viewers with a Sky+ digibox (or any other personal video recorder (“PVR”)) may choose not to view advertising including that on Sky Channels and Sky Distributed Channels. We therefore cannot assure you that our advertising revenues or programming costs will not be negatively impacted by this behaviour. We also cannot assure you that advertising revenues for Sky Channels currently offered on other platforms will not be negatively impacted in the future by the offering of similar devices by other operators.
Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce, programming content that is attractive to our subscribers. The programme content and third party programme services we have licensed from others are subject to fixed term contracts which will expire or may terminate early. We cannot assure you that programme content or third party programme services (whether on a renewal or otherwise) will be available to us at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, we cannot assure you that such programme content or programme services will be attractive to our customers, even if so available.
The future demand and speed of take up of our DTH service will depend upon our ability to package our content attractively and offer it to our customers at competitive prices, competitive pressures from competing services, and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. In addition, we operate in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on our ability to continue to attract and retain subscribers, is uncertain. We therefore cannot assure you that the current or future marketing and other activities we undertake will succeed in generating sufficient demand to achieve our operating targets.
We cannot guarantee that the anticipated business benefits associated with the significant investments in the modernisation of our customer relationship management (“CRM”) centres, and the replacement of our CRM systems, that we have made and continue to make, will be fully achieved.
Throughout the last five fiscal years, we have invested more than £232 million in our CRM centres and systems. This expenditure has been focused principally on replacing the existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The implementation of the new systems involves a number of complex activities, including the migration of existing customer data onto the new applications. As a result, and in common with other projects of this scale, there is a risk that the implementation may not be completed as currently envisaged, either within the proposed timescale or budget, or that the anticipated business benefits, such as scalability and flexibility in servicing our customers, may not be fully achieved. In addition, the high level of change inherent in the implementation of new systems absorbs considerable management time and may disrupt normal business operations. The transition to management of new customers on the new CRM systems commenced in September 2005, and will be completed in respect of all, or substantially all, subscribers during the 2006 calendar year.
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
We are dependent on complex technologies in other parts of our business, including CRM, broadcast and conditional access systems, airtime sales and supply chain management systems. Were any of these technologies to fail, this could have a material adverse effect on our business.
There is a large existing population of digital satellite reception equipment used to receive our services, including digiboxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the software in the digiboxes and smart cards, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirement or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of digiboxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on our business.
We are reliant on encryption technologies to restrict unauthorised access to our services.
Access to our services is restricted through a combination of physical and logical access controls, including smart cards which we provide to our individual subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. We continue to work with our technology suppliers to ensure that our encryption technology is as resilient to hacking as possible, however, there can be no assurance that it will not be compromised in the future. We are reliant also upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which we make available.
We undertake significant capital expenditure projects, including technology and property projects.
In August 2004, we announced an incremental capital expenditure programme of approximately £450 million, which was to be incurred over four years in support of our growth strategy. This expenditure is in addition to core capital expenditure, which is expected to be approximately £100 million per annum over the next three years. As is common with capital expenditure projects of this scale, there is a risk that they may not be completed as envisaged, either within the proposed timescale or budget, or that the anticipated business benefits of the projects may not be fully achieved.

We, in common with other services providers that include third party services which we retail, rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.
Our services largely comprise content in which we own, or have licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our rights in this content. However, we cannot assure you that our rights will not be challenged, invalidated or circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights or content which we own or license, without our, or the rightsholder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our rights relating to our on-line businesses and other digital technology rights.
We generate wholesale revenues from a limited number of customers.
Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, comprise principally ntl Group Ltd (“ntl”) and Telewest Communications plc (“Telewest”). Economic or market factors, or a change in strategy by ntl or Telewest as it relates to the distribution of our channels, may adversely influence the wholesale revenue we receive from ntl or Telewest, which may negatively affect our business.
In October 2005, NTL Incorporated and Telewest Global, Inc. jointly announced a definitive merger agreement under which it is planned ntl will acquire Telewest. The announcement stated that the transaction is expected to close in the first quarter of calendar 2006, and is subject to UK regulatory and shareholder approvals. At this stage, we are not yet able to access whether such a merger will have a material effect on our business.
We are subject to a number of medium and long-term obligations.
We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, our transponder leases) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.
ITEM 4.     INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE GROUP AND BUSINESS OVERVIEW
Introduction
British Sky Broadcasting Group plc and its subsidiaries operate the leading pay television broadcast service in the UK and Ireland. We acquire programming to broadcast on our own channels and supply certain of those channels to cable operators for them to retransmit to their subscribers in the UK and Ireland. We also retail our channels, together with channels broadcast by third parties, to DTH subscribers and retail certain of our channels (in some cases together with channels broadcast by third parties) to a limited number of DSL subscribers (references in this Annual Report on Form 20-F to “DTH subscribers” includes DSL subscribers). We also make three of our channels available free-to-air via the UK DTT platform, which markets itself under the brand “Freeview”.
At 30 June 2005, there were 7,787,000 DTH subscribers to our television service, and 3,872,000 subscribers of the cable operators to whom we supply certain of our channels, in the UK and Ireland. According to estimates of BARB, as at 30 June 2005, there were 4,940,000 homes in the UK receiving certain of our channels via DTT. Our total revenues in fiscal 2005 were £4,048 million (2004: £3,656 million; 2003: £3,186 million), as set out in the table below.

	Year ended 30 June

	2005	2004	2003

	(in £ millions)
DTH subscribers	2,968	2,660	2,341
Cable subscribers	219	215	202
Advertising	329	312	284
Sky Bet	261	191	117
Sky Active	92	116	101
Other	179	162	141

	4,048	3,656	3,186

We are engaged in television broadcasting services and certain ancillary functions, principally within the UK and Ireland, with activities conducted principally from the UK. Our turnover principally arises from services provided to retail and wholesale customers within the UK, with the exception of £128 million (2004: £115 million; 2003: £93 million) which arises from services provided to customers in Ireland and £11 million (2004: £9 million; 2003: £9 million) which arises from services provided to customers in the Channel Islands.
As set forth herein, references to fiscal years are to our fiscal years which end on the Sunday nearest to 30 June in each year. We publish our financial statements in British pounds sterling. References herein to “US dollars”, “dollars”, “US$”, “$” and “¢” are to the currency of the United States (“US”), references to “Euro” and “€” are to the currency of the European Community, and references to “pounds sterling”, “£”, “pence” and “p” are to the currency of the UK. Certain pound sterling amounts stated herein have been translated into US dollars at an assumed rate solely for the convenience of the reader and should not be construed as representations that such US dollar amounts actually represent such pound sterling amounts or that such pound sterling amounts could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated herein, US dollar amounts have been translated from the corresponding pound sterling amounts at the noon buying rate for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on 30 June 2005, which was $1.7930 per £1.00. For information with respect to exchange rates, see Item 3 “Key Information — Selected Financial Data — Exchange Rates”.
Our Consolidated Financial Statements included herein are prepared in accordance with accounting principles generally accepted in the UK. UK GAAP differs in certain significant respects from accounting principles generally accepted in the US. A discussion of the principal differences between UK GAAP and US GAAP is contained in note 27 to the Consolidated Financial Statements included within Item 18.
Certain terms used herein are defined in the glossary which appears at the end of this Annual Report on Form 20-F.
The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44(0)870 240 3000. A list of our significant subsidiaries is set out in note 14 to the Consolidated Financial Statements included within Item 18.
Programming
We provide subscribers with a broad range of programming options. Our programming is an important factor in generating and maintaining subscriptions to our channels. With respect to the channels we own and operate, we incur significant expense to acquire exclusive UK and Ireland television rights to films, exclusive UK and Ireland television rights to broadcast certain sports events live and television rights to other general entertainment programming. We are dependent upon the licences which grant us these rights as well as our Television Licensable Content Service licences, telecommunication licences and authorisations. We also produce and commission original entertainment programming and have acquired the rights to market the television services of third parties to DTH subscribers. Currently, we own, operate and distribute 17 Sky Channels via our DTH service (or 28 including multiplex versions of the Sky Channels, but excluding the business channels SkyVenue and the Pub Channel). We also currently retail to our DTH subscribers 109 Sky Distributed Channels (including multiplex versions of certain channels). A “multiplex” of a channel is generally either a time-shifted version of that channel, or a version that has predominantly the same theme or content as the primary channel, but where the content is transmitted at different times. We do not own the Sky Distributed Channels, although we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH subscribers the digital audio services Music Choice and Music Choice Extra, certain radio services and the Sky Box Office service (a pay-per-view service offering movies, sporting events and concerts).
The Sky Channels, and their multiplex versions, as at 7 October 2005, were as follows:

Sky Channel	Multiplex/Multiplexes	Channel genre

Sky Movies 1	Sky Movies 3, Sky Movies 5, Sky Movies 7, Sky Movies 9	Movies
Sky Movies 2	Sky Movies 4, Sky Movies 6, Sky Movies 8	Movies
Sky Cinema 1	Sky Cinema 2	Movies
Sky Sports 1		Sports
Sky Sports 2		Sports
Sky Sports 3		Sports
Sky Sports Xtra		Sports
Sky One	Sky Mix	Entertainment
Sky Vegas Live		Interactive entertainment
Artsworld		Entertainment
Sky News		News
Sky Sports News		Sports News
Sky Travel	Sky Travel+1, Sky Travel Extra	Entertainment
Sky Travel Shop		Shopping
Flaunt		Music
The Amp		Music
Scuzz		Music
We retail “packages” of channels to our DTH subscribers. These are combinations of channels at varying prices. Various combinations of the Sky Basic Channels and the Sky Distributed Channels (other than the Premium Sky Distributed Channels) are available as basic tiers of programming, which since 1 September 2005 range from 21 to 89 television channels (as well as certain music audio and radio services). These basic packages are collectively called the “Basic Packages”.
We introduced a new style of packaging for new DTH subscribers from 1 September 2005. Existing DTH subscribers at that date will remain with their pre 1 September 2005 packaging until they are transferred across to the new packaging during 2006. The new packaging offers subscribers a choice of up to six “mixes” of both Sky Basic Channels and Sky Distributed Channels, each mix representing a genre of interest. The six mixes are Variety, Kids, Knowledge, Style and Culture, Music, and News and Events. Subscribers choose either two, four or six mixes to create their Basic Package, to which they have the option to add a combination of one or more Sky Premium Channels, and one or more Premium Sky Distributed Channels.
Prior to 1 September 2005, our DTH subscribers subscribed to one of a number of stand alone Basic Packages, to which they could have added, if they chose, one or more of the Sky Premium Channel Packages, and one or more of the Premium Sky Distributed Channels.

We also offer Sky Box Office to all our DTH subscribers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice and Music Choice Extra and the Sky Distributed Channels are encrypted in order to limit access to paying subscribers only.
Both ntl and Telewest currently carry versions of all of the Sky Premium Channels (including multiplex channels) and our PremPlus pay-per-view service (see description in “Pay-Per-View” below) on their digital networks (see “Distribution — Cable Distribution” below).
We also broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see “Distribution — DTT Distribution” below).
In September 2005, we announced that we plan to launch Sky Three, in October 2005, available on our DTH service and which it is intended will be the new name for Sky Travel on DTT. Sky Travel will continue to be available to our DTH subscribers and on ntl’s digital network. We also announced that, simultaneously with the launch of Sky Three, it is planned that our existing channel, Sky Mix, will be renamed Sky Two.
According to surveys produced by BARB, as of 30 June 2005, an estimated 30% of the estimated 24.9 million television homes in the UK were equipped with digital satellite reception equipment; 13% subscribed to a cable television or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 19% had digital terrestrial television (the percentage figures given above for each delivery means include homes which receive television services via more than one of such delivery means). According to BARB estimates, during the 52 weeks ended 30 June 2005, the Sky Channels accounted for an estimated 24% of viewing of all satellite and cable channels (excluding BBC1, BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and “five” (collectively the “traditionally analogue terrestrial channels”)) in homes that are able to receive those channels in the UK (“Multi-Channel Homes”) (or an overall 10% viewing share of all channels (including the traditionally analogue terrestrial channels) available within Multi-Channel Homes during the same period). The Sky Distributed Channels accounted for the majority of the balance of viewing of satellite and cable channels in such homes.
For the 52 weeks ended 30 June 2005, BARB estimates that 51.4% of all viewing in UK homes with digital satellite reception equipment (“digital satellite homes”) was of channels available via the satellite platform other than the traditionally analogue terrestrial channels. BARB estimates that, in the same period, Sky Channels accounted for 28% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels) in UK digital satellite homes, with an overall 14% viewing share across all channels available (including the traditionally analogue terrestrial channels) within UK digital satellite homes.
In addition to owning the Sky Channels, we hold equity interests in ventures that own 12 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK, Ireland and the Channel Islands namely Attheraces, Nickelodeon, Nick Jr., Nicktoons TV, National Geographic Channel, Adventure One, Chelsea TV, MUTV, Paramount Comedy, Paramount Comedy 2, The History Channel and the Biography Channel. In addition to the ventures that own the 12 Sky Distributed Channels, we also have a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia. In September 2005, we disposed of our 35.8% equity interest in the UK listed company which operates the audio services, Music Choice and Music Choice Extra.
Premium Channels
Sky Premium Channels
Sky Movies 1, Sky Movies 2 and Sky Cinema 1
Sky Movies 1 and Sky Movies 2 operate 24-hours per day, seven days a week and principally show the output of recent release movies, made-for-television movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during the relevant pay television window) by major Hollywood and independent US and European licensors. There are four Sky Movies 1 multiplexes (see “Programming” above) which are provided free to DTH and digital cable subscribers who subscribe to Sky Movies 1, and three Sky Movies 2 multiplexes (see “Programming” above) which are provided free to digital subscribers who subscribe to Sky Movies 2.
Sky Cinema 1 operates 24-hours per day, seven days a week and primarily features older or classic films. It is available free to DTH and cable subscribers who subscribe to both of our Sky Movies channels. There is one Sky Cinema multiplex, Sky Cinema 2, which is available free to DTH and digital cable subscribers who receive Sky Cinema 1.
As of 30 June 2005, there were approximately 4.9 million UK and Irish DTH and cable subscribers to either Sky Movies 1 or Sky Movies 2 and over 98% of movie subscribers subscribed to both Sky Movies 1 and Sky Movies 2.
Sky Sports 1, Sky Sports 2, Sky Sports 3 and Sky Sports Xtra
Sky Sports 1 and Sky Sports 2 each provide, on average, 22 hours or more of sports programming per day, including live coverage of certain popular sports events. As at 30 June 2005, there were approximately 5.7 million UK and Ireland DTH and cable subscribers to either Sky Sports 1 or Sky Sports 2 and over 98% of these sports subscribers subscribed to both Sky Sports 1 and Sky Sports 2.
Sky Sports 3 currently offers, on average, 18 hours of sports programming each day. It is available free to DTH and cable subscribers who subscribe to either Sky Sports 1 or Sky Sports 2.
Sky Sports Xtra is available as a premium à la carte service as well as being provided free as an additional channel to DTH and digital cable subscribers to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra currently offers, on average, 16 hours of sports programming per day.
Our programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a number of football, rugby, cricket, motorsport, golf and boxing events. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.
In fiscal 2004, the Group successfully bid for all four packages of exclusive live UK television rights to Football Association Premier League (“FAPL”) football, two “near live” packages of delayed UK rights (television and internet respectively) to FAPL football, four of the five packages of live television rights for broadcast in Ireland and two “near live” packages of delayed rights (television and internet respectively) in Ireland from the beginning of the 2004/05 season to the end of the 2006/07 season. See “Government Regulation — Competition (Anti-Trust) Law — European Union Regime — Effect on our Affairs — European Commission Investigation — Football Association Premier League Limited” below for details of the European Commission investigation in relation to the sale of FAPL football broadcast rights.
Since July 2004, the Group has successfully bid for a number of sporting events including (i) exclusive live rights to England’s primary domestic cricket matches and all of England’s home test matches and one day internationals for the 2006 to 2009 domestic cricket seasons; (ii) exclusive live rights to Football League matches and the Carling Cup for the 2006/07 to 2008/09 domestic football seasons; (iii) a number of rugby union matches including all Autumn international matches, Guinness Premiership matches, England A Team matches from the 2005/06 to 2009/10 seasons and Heineken Cup matches from 2006/07 to 2009/10; (iv) broadcast rights to the UEFA Champions League for a further three seasons from the 2006/07 season; (v) exclusive live rights to the inaugural A1 Grand Prix Series for the 2005/06, 2006/07 and 2007/08 seasons, and; (vi) exclusive live rights to the 32nd America’s Cup yachting event to be staged in 2007.

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
MUTV
We are party to a joint venture, MUTV Limited, with Manchester United PLC and Granada Media Group Ltd (each party owning a 33.33% equity interest in MUTV Limited) which operates a digital subscription pay television channel dedicated to showing certain programming relating to Manchester United Football Club (“MUTV”). We offer MUTV to our DTH subscribers solely on an à la carte basis and also act as agent for the distribution of the channel to cable operators in the UK and Ireland.
FilmFour
We offer FilmFour, a pay television film channel operated by Channel 4, focusing on original British, independent and cult films, together with its two multiplexes, “FilmFour+1” and “FilmFour Weekly”, to our DTH subscribers solely on an à la carte basis.
Music Choice Extra
In addition to Music Choice, which is included in certain of our Basic Packages (see “Basic Channels — Music Choice” below), we offer Music Choice Extra, which consists of 30 digital audio channels, to our DTH subscribers solely on an à la carte basis.
Basic Channels
Sky Basic Channels
Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-44 age group audience and includes first-run US entertainment programmes and UK-commissioned factual and drama series and is broadcast on a 24-hour per day basis. According to BARB surveys, during the 52 weeks ended 30 June 2005, Sky One was viewed by approximately 47% of individuals in all UK television homes. Sky Mix (which we plan to rename Sky Two in October 2005) is a multiplex version of Sky One. We plan to launch a new channel, Sky Three, in October 2005. It is envisaged that Sky Three will include a mixed schedule of programming from Sky One’s library as well as original lifestyle commissions and travel documentaries from Sky Travel.
Sky News provides 24-hour national and international news coverage. Sky News is broadcast unencrypted and can be seen by any DTH viewer capable of receiving transmissions from the Astra satellites via which we broadcast our services, and internationally in over 80 countries. Sky News is also distributed by all UK cable operators, by certain cable and satellite operators outside the UK and in the UK on DTT as part of the Freeview offering.
Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH subscribers, to subscribers to ntl and Telewest’s digital cable television services, subscribers to certain other smaller cable operators and in the UK on DTT as part of the Freeview offering.

Sky Travel is a travel entertainment and retail business incorporating four travel channels and a web-site. The primary channel, Sky Travel, broadcasts travel entertainment and teleshopping programming and is currently available to our DTH subscribers, on ntl’s digital cable television services and in the UK on DTT as part of the Freeview offering. Sky Travel Extra is a multiplex of Sky Travel and is available on DTH and ntl’s digital cable television services. Sky Travel +1 was launched in November 2004 as a multiplex of Sky Travel and is available on DTH. Sky Travel Shop is a teleshopping service available on DTH. Viewers of the teleshopping programming and users of the skytravel.co.uk web-site are able to purchase a wide range of flights, hotels and holiday packages by the telephone or internet.
Flaunt, The Amp and Scuzz are music channels currently available to our DTH subscribers and to subscribers to ntl’s digital cable television services. In September 2004 we contracted with a third party for it to provide all day-to-day operational services for these channels, though we still retain ultimate editorial control over the content of the channels.
In March 2004, we launched Sky Vegas Live, an interactive entertainment and gambling channel, which currently broadcasts on a 24 hour per day basis and which is currently available to our DTH subscribers.
In March 2005, we acquired the remaining 50% equity interest in Artsworld Channels Limited that we did not already own. Artsworld broadcasts arts oriented programming, including classical music, opera and dance. It is currently available to our DTH subscribers as part of certain Basic Packages.
Basic Sky Distributed Channels
Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DTH subscribers in the UK and Ireland.
We currently act as an agent for The History Channel, the Biography Channel and MUTV for the sale of these channels and their multiplexes (where they exist) to cable operators in the UK and Ireland. The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, although we act as an advertising sales agent for certain of these channels (see “Advertising” below).
Music Choice
We offer Music Choice, a 24-hour digital audio service consisting of ten digital audio channels, to DTH subscribers. This is included in some of our Basic Packages.
Pay-Per-View
Our Sky Box Office service currently offers our DTH subscribers over 50 screens of television premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enable us to show their movies on Sky Box Office. We also offer seven screens of adult movies, between 10.00 pm and 6.00 am, to our DTH subscribers via our “18 Plus Movies” service.
Following our purchase of exclusive rights to all of the four live television packages of FAPL football (for the seasons 2004/05 to 2006/07 inclusive), approximately 50 additional live matches (over and above those matches broadcast on our Sky Sports channels) are available on a pay-per-view basis via our “PremPlus” service for the same seasons, for either a per-match price or for a one-off “season ticket” price. We also wholesale PremPlus to ntl, Telewest, ntl Ireland, Chorus Communications (“Chorus”) and Video Networks Limited (“VNL”), as well as a number of smaller cable operators, for them to distribute to subscribers to their respective networks.
In addition to our own pay-per-view services, we retail to our DTH subscribers eight third-party adult services on a pay-per-night basis.

Distribution
We distribute our programming services directly to DTH subscribers through the packages described above. Cable subscribers, by contrast, contract with their local cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from third parties and distribute to their subscribers. DTT viewers must have either an integrated digital television set or an appropriate set-top box and do not pay a monthly subscription unless they subscribe to the Top Up TV service (see “Competition — Digital Terrestrial Television — Top Up TV” below).

	As at 30 June

	2005	2004	2003

	(in thousands)
Distribution of Sky Channels
DTH homes	7,787	7,355	6,845
Cable homes	3,872	3,895	3,871

Total Sky pay homes	11,659	11,250	10,716
DTT homes(1)	4,940	3,084	1,510

(1)	The number in respect of DTT homes consists of BARB’s estimate of the number of homes in the UK with access to Freeview services.
DTH Distribution
During fiscal 2005, there were 1,225,000 new subscribers to Sky digital, whilst DTH churn in that same period was 793,000 subscribers, resulting in a net 432,000 increase in our DTH subscriber base for the fiscal year. DTH churn in total was 10.3% in fiscal 2005 (2004: 9.7%; 2003: 9.4%). We define DTH churn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). In fiscal 2005, we derived £2,968 million of our revenues from DTH subscription revenues (2004: £2,660 million; 2003: £2,341 million).
As at 30 June 2005, we had a total of 7,787,000 DTH subscribers, with over 48.3% of subscribers taking the Sky World with Family Pack package (the channel package option containing all of the Sky Premium Channels and the largest number of Sky Basic Channels).
The future demand and speed of take up of our DTH service will depend upon its attractiveness, the marketing initiatives adopted both by us and others, and the competitive pressures resulting from the availability of competing services such as analogue and digital terrestrial television, and analogue and digital cable television.
The prices (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our pre 1 September 2005 basic package containing the largest number of basic channels (known as the “Family Pack”), and the range of prices (inclusive of VAT, where applicable) to a DTH subscriber of taking Sky Premium Channels with the Family Pack (which varies depending upon the number of Sky Premium Channels taken) since the beginning of fiscal 2003, and currently, are shown in the table below:

		Range of prices
		for Sky Premium
		Channel Packages
		when taken with
	Price of Family Pack	Family Pack
	(per month)	(per month)

UK
As of 1 September 2005(1)	£21.00	£30-£42.50
1 September 2004 to 31 August 2005	£19.50	£28-£41
1 January 2004 to 31 August 2004	£19.50	£27-£40
1 January 2003 to 31 December 2003	£18.50	£27-£38
1 July 2002 to 31 December 2002	£16.00	£26-£37
Ireland
As of 1 September 2005(1)	€30.50	€41.50-€64.50
1 September 2004 to 31 August 2005	€28.50	€38.50-€62.50
1 January 2004 to 31 August 2004	€28.50	€40-€61
1 September 2002 to 31 December 2003	€26.99	€42-€60
1 July 2002 to 31 August 2002	€27.00	€37-€53

(1)	The price (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our post 1 September 2005 basic package containing all six genre mixes and therefore the largest number of basic channels (known as the “Entertainment Pack”) is currently £21.00 and €30.50 per month respectively. The range of prices (inclusive of VAT, where applicable) to a DTH subscriber in the UK and Ireland of taking the Entertainment Pack with Sky Premium Channels (which varies depending upon the number of Sky Premium Channels taken) is currently £32.00 to £42.50, and €41.50 to €64.50 respectively.
We also offer a number of our DTH services to commercial DTH subscribers in the UK and Ireland under a range of contracts. The types of contract, and the channels, which are available to any particular commercial subscriber will depend primarily upon the type of business premises within which they wish to show our services. Our commercial DTH subscribers include offices, retail outlets, hotels, pubs and clubs. Commercial DTH subscribers also include those commercial subscribers that operate a SMATV system (for example in a hotel or office), who are considered as being one commercial DTH subscriber, rather than a number of cable subscribers equal to the number of individual units to which the television signal is distributed. As at 30 June 2005, there were approximately 45,700 subscribers to our commercial DTH services in the UK and Ireland (including approximately 4,500 commercial DTH subscribers operating a SMATV system).
The majority of our UK DTH commercial customers are subscribers under our pubs and clubs subscription agreement. Under that agreement, the subscription prices range from £66 to £2,210 per month (exclusive of VAT). In Ireland, prices to pubs and clubs subscribers range from €190 to €474 per month (exclusive of VAT).
As at 30 June 2005, residential and commercial DTH subscribers represented approximately 67% of the total number of UK and Ireland subscribers to our services (the balance being made up of subscribers to our wholesale customers).

Digital Satellite Reception Equipment
UK
In order to receive our DTH service, subscribers are required to have a digital satellite system which includes a satellite dish and LNB (low noise block converter), a digibox and a remote control. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to develop digital satellite digiboxes based upon our specifications. In 1999, we began an initiative to accelerate the take up of digital satellite by offering free digital satellite systems. During 2002, in order to receive a free digital satellite system, a subscription to our Sky digital service was required. However, from 1 January 2003, we offered free digiboxes without a requirement to subscribe to one of our services (which was also the case prior to 2002).
Standard installation for all DTH subscribers is currently free (having either been free or costing up to £100 during fiscal 2005 depending on the package taken), whereas non-subscribers to our services taking up the free digibox offer (which is different to purchasing our freesat proposition, see “Distribution — Free-to-view Satellite Proposition” below) during fiscal 2005 were, and currently are, charged £120.
The services received by a non-subscriber to our services taking up the free digibox offer depend upon the number of unencrypted services and free encrypted services available on the Astra satellite system, and also on whether they receive encrypted channels from third party broadcasters on a subscription or pay-per-view basis.
We also offer our subscribers the opportunity to purchase up to three extra digiboxes for use at the same residence as their original digibox, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish (known as “Multiroom”). As well as the cost of the extra digibox (which is currently £99), a monthly subscription charge of £10 is also payable by the subscriber for each additional digibox purchased. Standard installation of the additional boxes has been free since 24 September 2004 (having been £60 from 1 July 2004 until that date). With each additional subscription the subscriber is able to obtain all the channels included in the package in his or her subscription for the original digibox on one extra digibox.
During fiscal 2005, we have continued to offer Sky+, a digibox that we have developed which contains two satellite tuners and an integrated personal television recorder allowing programming to be recorded directly on to a hard-disk contained within the digibox. This enables DTH subscribers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another, to pause or rewind live television and to record automatically some series of programmes. In October 2004, we launched a new, premium version of the Sky+ digibox, called Sky+ 160, to supplement the existing Sky+ digibox. This digibox has an integrated personal television recorder with four times the storage capacity of the existing Sky+ digibox, allowing an average of 80 hours of programming to be recorded, as well as having all of the other functionality of the existing Sky+ digibox. Subscribers pay a one-off fee for the Sky+ and Sky+160 digiboxes, currently ranging from £89 to £299 (depending on which of the two digiboxes is taken and the promotional offers that we frequently run). Standard Installation for the Sky+ and Sky+160 digiboxes during fiscal 2005 was, and currently is, free for new subscribers, £60 for existing subscribers upgrading to Sky+ and £120 for non-subscribers. Subscribers also pay a monthly subscription fee to use the Sky+ recording features, however, if a subscriber subscribes to two or more Sky Premium Channels, no additional monthly subscription fee is charged.
In the first half of calendar year 2006, we are planning to launch our High Definition Television (“HDTV”) service. A television programme shown in high definition has four times as much picture information shown on the screen as programmes shown in standard definition. This service is planned to be available to customers who take a new version of the Sky+ digibox and the relevant subscription. This new Sky+ digibox will be designed to be capable of decoding and showing both standard definition channels and channels in the HDTV format, as well as having standard Sky+ features and providing access to our existing services. At launch, Sky plans to transmit a range of new channels in the HDTV format across sports, movies, general entertainment and factual programming.

In September 2005, we announced the launch of Sky Gnome, a portable and wireless device that enables DTH viewers to listen to the audio output from the digital television and radio channels that they receive through their digibox throughout the home within approximately 30 metres of the digibox.
Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. Such retailers generally receive payments from us in connection with the supply of satellite reception equipment under our free digital satellite reception equipment initiative and a commission for the sale of subscriptions to our DTH services. The level of sales of subscriptions varies depending upon the time of the year and the promotions and special offers made available. Installation services are provided to subscribers by some of the smaller retailers. We also provide installation and equipment repair services. In fiscal 2005, 1.0 million digital satellite reception systems were installed in the UK by or on behalf of one of our subsidiaries (2004: 0.8 million; 2003: 1.0 million).
We have built digital transmission and uplink facilities and have developed (in conjunction with others on a commissioned or licensed basis) a digital conditional access system, customer management systems, EPG and navigation technology, as well as applications and online return path infrastructure to permit us to offer interactive television services.
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
At 30 June 2005, there were approximately 363,000 DTH subscribers to our services in Ireland.
Whilst our digital DTH services have been available in Ireland since December 1998, it was not until September 2000 that we made available the free digibox offer to DTH subscribers in Ireland. To benefit from this offer, customers in Ireland must subscribe to our services. Since September 2002, a limited range of online interactive services has been provided to our DTH subscribers in Ireland.
Sky Active
Our DTH service allows a broadcaster, such as ourselves, to develop and offer its viewers enhanced and interactive services. We offer enhanced broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind Sky Vegas Live. We, and other broadcasters, are enhancing our channels with interactive services which can be accessed whilst the programming on the channel stays in view. In fiscal 2005, we derived £92 million of Sky Active revenues (2004: £116 million; 2003: £101 million).
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
Sky Active (in common with other stand alone interactive portals) is currently offered free of charge to all DTH viewers and each viewer’s telephone line is the return path for these interactive services via a modem in the digibox. We derive revenues through interactive services principally from (1) premium rate telephone charges in connection with viewers’ usage of our services (such as pay-per-play games, voting and entries to quizzes); (2) revenue sharing in e-commerce transactions (e.g. retailing or betting) completed on the platform; (3) advertising; and (4) tenancy and technology fees charged to content providers who offer services by means of the platform, including licences of our Wireless Mark-Up Language adapted for television browser technology (see “Emerging Technologies” below) and backend infrastructure to third party broadcasters on the digital DTH platform. In addition, interactive revenues are earned from the digibox subsidy recovery charges (relating to the Group’s subsidy of the cost to customers of our digiboxes) which are included within the conditional access, access control charges and EPG charges made to customers on our DTH platform.
We have continued to develop our interactive advertising technology, deploying advertising applications from July 2003 that make use of our browser technology with a view to enabling a wider range of interactive advertising services to be offered. Since our launch of interactive advertising in April 2000, over 700 interactive advertising campaigns have been broadcast by us and others via our DTH platform. In March 2004, we launched the new browser Mini DAL (Dedicated Advertiser Location) template, and to date more than 40 different advertisers have taken advantage of the new functionality offered by this product.
Third party channels (and third party stand alone interactive portals such as PlayJam, Teletext Holidays, Directgov, Fancy A Flutter and YooPlay) make use of the interactive potential of the digital DTH platform. Third party broadcasters such as the British Broadcasting Corporation (“BBC”), ITV, Channel 4, “five”, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Cartoon Network, TV-X and the Disney Channel have successfully launched interactive services on our DTH platform, as have a number of third party providers of stand alone interactive services (which are separate from those offered in conjunction with any television channel). These services include enhanced television, information services, games, betting, shopping, voting, holiday bookings, ringtone services and quizzes. Third party channels may offer such interactivity in conjunction with Sky Interactive or provide their interactive services independently, including making use of competing interactive infrastructures connected to our DTH platform.
In April 2005, we launched SkyCard in conjunction with Barclays Bank plc as Barclaycard, an interactive televison credit card backed by a loyalty scheme with a range of rewards for cardholders. SkyCard works like any other credit card but can also be inserted in the interactive slot on the Sky digibox (including Sky+ digiboxes), enabling customers to manage their credit card account via their television.
Sky Bet
The Group offers a range of betting and gaming services under the “Sky Bet”, “Sky Bet Vegas” and “Sky Vegas” brands. The Sky Bet fixed odds sports betting service is available across multiple platforms, including by means of Sky digiboxes (including Sky+ digiboxes), by telephone and on the internet. An on-line casino, licensed in Alderney in the Channel Islands, is offered by us on the internet and can be accessed at www.skybetvegas.com. Sky Bet also continues to develop a range of popular fixed odds numbers betting products offered under its UK bookmaker’s permit on our DTH platform, through both the Sky Vegas 24/7 games service and the Sky Vegas Live interactive television channel. In fiscal 2005, we derived £261 million of Sky Bet revenues (2004: £191 million; 2003: £117 million).
Cable Distribution
United Kingdom
Two major multiple system cable operators, ntl and Telewest, operate almost all of the UK broadband cable systems. Both of these operators provide analogue and digital cable services across the majority of their systems and each accounts for a substantial proportion of our wholesale revenues, which are revenues derived from the supply of Sky Channels to UK and Irish cable platforms. In fiscal 2005, we derived £219 million in subscription fees from cable operators (2004: £215 million; 2003: £202 million). We estimate that, as of 30 June 2005, the subscribers to these cable operators’ networks represented approximately 99% of all cable television subscribers in the UK (measured by reference to total cable subscribers, as reported to us by the cable operators).

UK cable subscribers demonstrated growth in fiscal 2004, increasing from a total of 3,266,000 subscribers to 3,321,000 subscribers. This growth reversed in fiscal 2005, which saw a net decline of 34,000 UK cable subscribers during the period. As at 30 June 2005, there were approximately 3,287,000 UK cable subscribers (including broadband, narrowband and SMATV subscribers) of whom all but a very small proportion take programming from us.
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
Both ntl and Telewest currently carry versions of all of the Sky Premium Channels (including multiplex channels) and our PremPlus pay-per-view service on their digital networks. Distribution of Sky Premium Channels to their remaining analogue cable subscribers is more limited. Neither ntl or Telewest offers our Sky Sports Xtra, PremPlus or movie multiplex channels to analogue subscribers and Telewest now only distributes our main Sky Movies channels on a limited basis in analogue. Additionally, ntl distributes all of the Sky Basic Channels other than Artsworld, Sky Travel+1, Sky Travel Shop and Sky Vegas Live on its digital networks and both Sky One and Sky News on its analogue networks. Telewest only carries the Sky Basic Channels Sky One and Sky News on its analogue and digital networks, and Sky Sports News on its digital network. Both ntl and Telewest also carry some Sky Box Office events for re-transmission to their digital cable subscribers, but neither carries the Sky Box Office movies service.
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
At 30 June 2005, there were approximately 585,000 (2004: 574,000) cable subscribers (including SMATV) to our programming in Ireland. We currently have arrangements in place with ntl Ireland and Chorus, the two leading Irish cable operators, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl Ireland and Chorus have launched, albeit on a limited basis, digital cable services in Ireland.
DTT Distribution
We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Travel (which it is planned will be renamed Sky Three in October 2005), unencrypted free-to-air via DTT in the UK. These channels are broadcast on a DTT multiplex for which the licence is held by Crown Castle UK Limited (which owns and operates shared wireless communications and broadcast infrastructure). The channels broadcast via DTT by us, together with a number of other channels broadcast free-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand “Freeview.”
DSL Distribution
See “Emerging Technologies” below in relation to our arrangements with Kingston Communications and VNL.

Free-to-view Satellite Proposition
In October 2004, we launched a new freesat proposition, offering purchasers access to over 200 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception equipment, including a digital satellite viewing card and standard installation, for £150. The free-to-view channels on DTH include Sky News, the BBC’s portfolio of digital television and radio services, digital versions of the five traditionally analogue terrestrial channels and their all-digital television services (ITV2, ITV3 and E4). Access to the encrypted signals of ITV1, Channel 4 and “five” is available as a result of the provision of a digital satellite viewing card which we provide as part of the package. There is no obligation for purchasers of this proposition to subscribe to a pay television service; however, the proposition offers an easy upgrade path to a DTH subscription with us for those customers who choose subsequently to add a pay television service to their viewing options.
Seasonality
New subscriptions to our channels have tended to be highest in the second quarter of our fiscal year, the pre-Christmas period. As a result, our marketing costs have tended to be highest in the second quarter of each fiscal year. There is no assurance that these trends will continue in the future.
Marketing Channels
The principal marketing channels used by us to promote our products and services are press (including both national and regional newspapers and magazines), media inserts, door drops, direct mailings, outdoor activity (such as billboards and bus backs), on air advertising on both national and regional radio and television channels (on both promotional and commercial airtime), outbound calling, on-line advertising on both third party websites and on sky.com, advertising in our customer magazine and point of sale advertising in retail outlets which sell our products and services.
Advertising
In fiscal 2005, we derived £329 million of our revenues from advertising sales revenue (2004: £312 million; 2003: £284 million).
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
Normally, advertising agencies do not buy specific spots (defined as 30-second commercials) within particular programmes. Instead, agencies agree to spend a specified “share” of their clients’ advertising budgets with each broadcaster. These shares are, to a large degree, based on the percentage share of impacts that each sales house delivers. In advertising terms, an impact is defined as an individual watching one spot. The amount of advertising spend a broadcaster receives is proportionate to its share of audience viewing and the perceived quality of that audience, judged on the demographic profile and the propensity of the audience to buy or use the product or service. The Contract Rights Renewal remedy applicable to ITV plc (“CRR” — see “Competition — Advertising” below) has resulted in the perceived quality of the audience a broadcaster delivers having less relevance now than in the past, and any increase or decrease in investment year on year from an advertiser tends to be based purely on the growth or decline in share of commercial audiences.
We sell advertising for all of the 17 Sky Channels (as well as for their multiplexes) around all programmes that are broadcast on these channels, irrespective of whether the programming was produced in-house or licensed from a third party. We also act as the advertising sales agent for the National Geographic Channel, Adventure One, Hallmark, The History Channel, Biography, MUTV, Chelsea TV, eight Discovery Channels

(Discovery, Real Time, Travel & Living, Wings, Science, Civilisations, Home & Health and Animal Planet), FX, Fashion TV, Chart Show music channels (Chart Show TV, The Vault and B4) and the seven EMAP channels (Q, Kiss, Magic, Kerrang, Smash Hits, The Box and The Hits) as well as for those channels’ multiplexes where applicable. We sell advertising time across all of our channels, and tailor distribution according to the target audience an advertiser is trying to reach, but can sell on a specific channel basis where requested.
According to BARB estimates, across all UK Multi-Channel Homes, our share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) at 30 June 2005 was 15.0%, a decrease from 17.0% at the end of the previous fiscal year (2003: 17.5%). Our subscribers’ households tend to be younger and more affluent than the average UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and male demographic profiles sought by many advertisers.
In fiscal 2006, we are launching a major new research tool, SkyView, which combines viewing data collected from digiboxes with data collected regarding product purchase. It will give advertisers a greater understanding of viewing patterns and how to target their consumers in homes that subscribe to our DTH service.
Sponsorship
In fiscal 2005, we derived £23 million from sponsorship revenue (2004: £21 million; 2003: £19 million), which is included in advertising sales revenue.
We acquire programme sponsors for the Sky Channels and work alongside the sales teams of partner channels (such as National Geographic Channel, Adventure One, The History Channel and Hallmark) to help secure broadcast sponsors for their channels.
Programme Sponsorship is defined as either “title” sponsorship (e.g. “Ford Super Sunday” or “Gillette Soccer Saturday”) or “in association” sponsorships (e.g. “The Simpsons/ Domino’s Pizza” or “24/ Nissan”).
According to our internal estimates and an independent report into the television sponsorship sector, our share (for all of the Sky Channels) of the total broadcast sponsorship business conducted in the UK was approximately 20%, more than any other broadcast sales house, other than ITV, which trades with approximately 45% of the sector. Our broadcast sponsorship revenue is split between over 50 brands on almost 100 programmes, and where possible, broadcast sponsorship accreditation is integrated with spot, interactive and online campaigns.
Competition
We are a channel provider, a distributor of television services and a DTH platform operator. We therefore compete with a number of communications and entertainment companies to obtain programming, for distribution, for viewers and for advertising sales.
Competition from other Television Channels
The Sky Channels compete with other television channels for the acquisition of programming, for viewers, for distribution and for advertising and sponsorship revenue.
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
In addition to these channels we compete with both the Sky Distributed Channels and with other television channels broadcast via satellite, cable, DTT and/or via DSL. These other channels may be broadcast by satellite free-to-air (either encrypted or unencrypted) or they may be independently-retailed pay television channels. The free-to-air encrypted and unencrypted channels (which, as at August 2005, amounted to more than 240 digital satellite channels (including radio services)) can be received by anyone with appropriate satellite reception equipment (including the necessary conditional access equipment for the reception of encrypted channels) without payment of a subscription fee. Other than the digital satellite versions of the traditionally analogue terrestrial channels, none of these channels individually has a viewing share in the UK that approaches the combined Sky Channels’ share. However, the popularity of the non-Sky Channels available on our DTH platform can make our DTH offering more attractive to subscribers and potential customers.
As at 7 October 2005, there were 29 encrypted digital satellite pay television channels for DTH reception retailed independently of us available on a subscription basis, plus 13 such channels available on a pay-per-view basis, and five such channels available either on a pay-per-view or subscription basis. Those channels available only on a pay-per-view, or a pay-per-view and subscription basis, were all adult channels except for two Setanta Sport pay-per-view channels.
As we and other broadcasters all require some combination of films, sports, general entertainment and/or other programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions which could increase our programming acquisition costs, or which could mean that certain programming in which we are interested may not be available to us.
Cable Operators
Cable operators compete with us as an alternative service to DTH distribution and carry the majority of the Sky Channels. There are areas in the UK and Ireland where it may not be economically feasible to offer cable television services, including some rural areas. Equally, there are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. Both ntl and Telewest provide analogue and digital cable services in the UK. ntl Ireland and Chorus offer both analogue and digital cable and multipoint microwave distribution system (“MMDS”) television services in Ireland. According to the Office of Communications (“Ofcom”), cable networks currently cover approximately 50% of UK homes, whilst, according to the Commission for Communications Regulation (“Comreg”) (the telecommunications regulator in Ireland), cable and MMDS services cover nearly 93% of Irish homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst 41% of Irish homes currently subscribe to cable and MMDS television services.
In January 2005, ntl and Telewest launched Video-on-Demand (“VoD”) services in the UK. The services are currently being rolled out across the operators’ networks. ntl’s VoD service is branded “ntl On Demand”, whilst Telewest’s service is branded “Teleport”. ntl expects to roll out its product to be available across the whole of its network by 2007, while Telewest expects Teleport to be available across the whole of its network by 2006. Movies content for both services is provided by Filmflex, a joint venture between Disney, Sony and the On Demand Group (of which ntl and Telewest are the major shareholders). The cable VoD services also include television programme content, and provide viewers with pause and rewind functionality. Digital cable subscribers to whom the services are available do not need to upgrade their equipment to receive the services.
In October 2005, NTL Incorporated and Telewest Global, Inc. jointly announced a definitive merger agreement under which it is planned ntl will acquire Telewest. The announcement stated that the transaction is expected to close in the first quarter of calendar 2006, and is subject to UK regulatory and shareholder approvals.
Cable distribution of the Sky Channels represents a source of additional operating income for us. A reduction in, or the loss of, such operating income could negatively affect our business.

Digital Terrestrial Television
Freeview
Take-up of Freeview services has grown quickly since its launch in October 2002. According to BARB estimates, as at 30 June 2005, there were 4,940,000 homes in the UK with access to Freeview services.
It is likely that as a result of the availability of free-to-air television channels via DTT, beyond the five traditionally analogue terrestrial channels, some consumers will choose to take such free-to-air DTT services in preference to a pay service, just as some customers may remain satisfied with analogue free-to-air services.
There is currently no DTT service in Ireland. In 2001, the Irish Government sought to introduce a commercial DTT service with a free-to-air component in Ireland, but in the absence of any viable bids to operate the network, the proposal was withdrawn in 2002. In 2004, the Irish Government commenced a re-evaluation of the options for the roll-out of a DTT network in Ireland. As part of this process, it has announced its intention to establish a pilot DTT service. In June 2005, the Irish Government issued a document inviting expressions of interest in the provision of multiplexing and networking infrastructure required for the pilot DTT service.
Top Up TV
Top Up TV (which launched in March 2004) offers a pay television service via DTT. Top Up TV comprises five DTT channels, on which programming from eleven digital television channels is broadcast (for example, programming from one digital television channel is broadcast on one of Top Up TV’s DTT channels between 6 am and midday, whilst programming from a different digital television channel is broadcast on the same DTT channel during other hours of the day). A subscription to the service costs £7.99 per month. A subscription to programming from an adult digital television channel, which is broadcast on one of Top Up TV’s DTT channels late at night, costs £9.99 per month.
The service can be received only by households with a DTT set-top box (or an integrated digital television set) which has conditional access technology within it, or with a Conditional Access Module (CAM) plugged into a set-top box (or integrated digital television set) which has a Common Interface Socket. Common Interface Sockets are a mandatory feature on all integrated digital television sets; however, the majority of DTT set-top boxes that have been sold to date do not include such technology.
Free-to-view Satellite Propositions
The introduction by us in October 2004 of our freesat proposition (see “Distribution — Free-to-view Satellite Proposition” above) has provided an alternative multichannel television service to households, which might elect to take up such service instead of our pay-television offerings.
In September 2005, ITV announced that it is working together with the BBC to develop a free digital satellite service to complement Freeview, entitled “Freesat” and to be operational within the first half of calendar 2006. ITV announced that this new service will enable viewers to access subscription free digital television via satellite and will be aimed primarily at people in the UK currently unable to access Freeview.
Other Technologies (Competition)
Other technologies, such as third generation cellular telephone networks (“3G”) and DSL networks, provide additional means by which video content can be delivered to viewers. All major cellular network operators in the UK and Ireland now offer 3G services to consumers. However, 3G services have yet to make a significant impact. Although the volume of subscribers to 3 UK (who only operate a 3G mobile network) has shown strong growth (increasing to over 3.2 million by the end of August 2005), 3G penetration amongst more established operators remains low. For example, at the end of June 2005, Vodafone had only 282,000 registered 3G devices amongst a UK subscriber base of 15.5 million.

DSL services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. According to British Telecom, as at June 2005, there were approximately 5.7 million subscribers to DSL services in the UK. Only a very limited number of these subscribers currently use these services for digital television. Although consumer broadband DSL access remains focused on the provision of internet access, two operators have developed DSL networks with the capacity to deliver digital television services to homes: Kingston Communications in Kingston-upon-Hull and VNL in parts of London. However, we expect several companies to launch similar services over the next 12 months. According to Ofcom, as at the end of December 2004, approximately 20,000 television homes in the UK were viewing television via a DSL platform.
In the UK, the average speed of internet connections continues to grow with typical speeds of approximately 1-2 Megabits per second (Mbit/s). However, some operators are offering substantially higher rates in selected areas. The increase in the average speed of internet connections and the emergence of new codecs such as MPEG-4 and WM9 means consumers can increasingly download video over the internet. Additionally, the use of peer to peer technology for both legitimate and illegitimate video downloading is growing.
Competition in Programming
The operators of such networks compete with us for the acquisition of programming rights. For example, in 2003, Vodafone UK and 3 UK secured the mobile rights to show near live clips of FAPL football for the three seasons beginning with the 2004/05 season, for which we also bid.
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
Digital Switchover
The UK Government has indicated that it intends to switch off the transmission of analogue terrestrial television in the UK between 2008 and 2012. On switching off analogue transmission, the coverage of the core multiplexes of the existing DTT network (those carrying the main analogue terrestrial channels) will rise from its current level of approximately 73% to an estimated 98.5%. The licence conditions for Channels 3, 4 and 5 require those channels to achieve substantially the same DTT coverage as is currently achieved in analogue. Following a consultation on planning options for digital switchover which took place in February 2005, Ofcom issued a statement in June 2005 in which it indicated that DTT coverage for the main analogue terrestrial channels should match the existing analogue core coverage of 98.5%. Switching off analogue terrestrial transmission will, in any event, enable DTT to be made available to households who cannot currently receive it.
In March 2005, the UK Government published a green paper entitled “Review of the BBC’s Royal Charter — A strong BBC, independent of government”, in which it proposes to give the BBC a new purpose of “building digital Britain”. In particular, it proposes that the BBC should replicate in digital form substantially the same coverage for its television services as in analogue (98.5%), and that the BBC should help to implement and pay for schemes to assist the most vulnerable people to switch from analogue to digital television. A white paper setting out what the Government intends to put in the next BBC Charter is expected before the end of the 2005 calendar year.

Following analogue terrestrial transmission being switched off, all analogue households wishing to continue to receive television services will need to convert to digital television. Current options for digital television reception are DTT, digital satellite via our DTH service (either as a subscriber, or as a non-subscriber) or ITV’s proposed Freesat service, and, in some areas, cable or DSL, as well as a combination of these services. There may be other options for digital television available in the future. The extent to which households may choose another service in preference to our DTH service is difficult to predict.
Home Videos and DVDs
Home video sales and rentals (including DVDs) have historically been strong in the UK. In addition to offering consumers an alternative source of programming to terrestrial, cable and satellite television, the video window (which includes DVDs) for new films generally starts before both the pay television window and the pay-per-view television window. The video window typically commences approximately four to six months following a film’s UK cinema release. Currently, the pay-per-view television window generally commences four to six months later. We have, to date, been able to develop a significant customer base for our pay-per-view services and movie channels, notwithstanding competition from the home video industry and increased competition from DVDs which may increase further as DVD prices fall and a new HD-DVD standard emerges.
Advertising
Our primary competitors for television advertising sales are ITV plc (formed by the merger of Granada plc (“Granada”) and Carlton Communications plc (“Carlton”), which completed in February 2004) which sells advertising on ITV1, ITV2, and ITV3, Channel 4 (which also sells advertising for E4), “five”, IDS (which sells advertising on behalf of the UKTV group of channels and the Flextech channels (Living, Bravo, Trouble and Challenge)), and VBS (which sells advertising on behalf of Viacom, MTV and Nickelodeon). In October 2003, the Secretary of State for Trade and Industry confirmed that the proposed merger between Carlton and Granada could proceed if certain undertakings could be agreed between Granada, Carlton and the Office of Fair Trading. Undertakings were agreed on 14 November 2003 and the CRR remedy was introduced to protect media buyers and advertisers from the increased market power enjoyed by the merged ITV. CRR allows media buyers and advertisers that contracted directly with Carlton and Granada to renew the terms of their existing share deals without change and new advertisers to contract on fair and reasonable terms. In addition, in respect of agreements that include a share commitment, the advertisers/media buyers are able to reduce the share committed to ITV commensurate with any decline in ITV’s share of impacts year on year.
Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 24.7 and 24.6 million television homes, respectively, in the UK (both digital and analogue), with approximately 88% of the estimated 24.9 million television homes in the UK receiving an acceptable “five” terrestrial analogue signal. In addition, according to BARB survey estimates, as at June 2005, approximately 15.1 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing share than any individual Sky Channel. As a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able to generate greater advertising revenues than we do. We also compete with the Sky Distributed Channels and all other commercial channels for television advertising sales.
Within UK Multi-Channel Homes, however, the Sky Channels in aggregate attract viewing levels which are comparable to some of the traditionally analogue terrestrial channels. This suggests to us that, as the number of Multi-Channel Homes increases, our competitive position with respect to advertising revenues may improve. Additional growth from the free-to-view offerings, Freeview and our freesat proposition, should also improve the revenue share of the Sky Channels which are available as part of these offerings. The Sky Channels jointly have an overall viewing share (within Multi-Channel Homes) significantly greater than each of Channel 4 and “five” in those homes, although the Sky Channels’ combined viewing share is still less than that of ITV1 in these homes. Based upon BARB surveys for the 52 weeks ended 30 June 2005, the viewing shares in UK Multi-Channel Homes of the traditionally analogue terrestrial channels and the combined Sky Channels were, respectively, BBC1 19.6%, BBC2 6.8%, ITV1 18.5%, Channel 4 7.5%, “five” 5.2%, and the Sky Channels 10.1% (of which Sky One accounted for 26% of the Sky Channels’ viewing share (and had an individual viewing share of 2.6%)). The remaining 32.4% of viewing in UK Multi-Channel Homes was of other (non-Sky) satellite, cable and DTT channels.
Technology and Infrastructure
We control access to DTH channels through the use of a conditional access system, VideoGuard (see “Encryption of Digital Services” below). Apart from the smart card (a credit card size plastic card containing a chip that provides conditional access functionality) and the software in the digibox, to which we retain title, we do not own the satellite reception equipment in DTH subscribers’ homes (this equipment is owned by viewers, whether or not they are subscribers). All costs associated with the acquisition of subscribers, including the cost of satellite reception equipment, are charged immediately to the profit and loss account and are therefore not included within capital expenditure.
Underpinning the EPG in the digibox is an operating system which we license from OpenTV, Inc. (“OpenTV”). The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH digiboxes once the application is downloaded to the digiboxes. This simplifies the development of applications for the digibox and ensures universal availability of services to all DTH digiboxes. The operating system in each digibox is fully licensed upon payment of a per digibox royalty by the digibox manufacturer to OpenTV.
The deployed digiboxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. We have, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these digiboxes in order to accommodate additional and increasingly complex services. We cannot be certain that this course of action will always be available to us.
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
In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to restrict unauthorised DTH reception of our services. We take appropriate measures to counter unauthorised reception, including implementing over-the-air countermeasures altering authorised smart cards in a manner which then renders counterfeit smart cards obsolete and seeking available legal remedies, both civil and criminal, reasonably available to us. We also periodically replace smart cards in circulation with smart cards containing progressively more sophisticated technology. Such replacement has the effect of rendering useless smart cards then in circulation, whether genuine or counterfeit. The first periodic replacement of digital smart cards since our digital launch in October 1998 was successfully completed in November 2003.
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

The two principal UK cable operators (together with ntl Ireland in respect of certain Sky Channels) receive our signal via secure landlines. In respect of other operators, we generally provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator’s feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers who are authorised and equipped to receive the service.
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
Satellites
We contract for the majority of the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators from SES ASTRA (“SES”), the operator of the Astra satellites. SES is 100% owned by SES GLOBAL, a Luxembourg company in which the Luxembourg State and GE Capital hold interests of 11.58% and 24.58%, respectively, with the balance held by other international financial institutions, communications groups, institutional and private investors and Luxembourg public institutions. We have also contracted, via an agreement with BT, for four transponders on the Eurobird satellite, which is owned and operated by Eutelsat.
For the transmission of our DTH service, we have contracted for 31 transponders from SES on SES satellites Astra 2A, 2B and 2D. All but seven of our digital transponder agreements (on SES satellites) are for a period of ten years with varying end dates between 2008 and 2011. We have rights to extend certain of the initial lease periods. Four of the remaining seven transponder agreements have recently been extended; three of these agreements now expire in 2017, and the fourth in 2015. The three remaining transponder agreements were entered into in calendar 2005 to provide additional capacity to facilitate the launch of our HD service. These three agreements expire in 2020. The term of the digital leases on the Eurobird satellite expires in 2013.
We use some of the transponders that we have contracted for the Sky Channels. Some transponder capacity (and in some cases all of the capacity on a particular transponder) is sub-contracted to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.
We have been designated a “non pre-emptible customer” under each of our transponder agreements. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES or Eutelsat in favour of another broadcaster which has pre-emption rights over capacity in preference to some other customers. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES pursuant to which back-up capacity may be available for some of our transponders based on an agreed satellite back-up plan.
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
Our transponder agreements with SES provide that our rights are subject to termination by SES in the event that SES’s franchise is withdrawn by the Luxembourg government.
Capital Expenditure Programme
In addition to the core capital expenditure on information systems infrastructure, broadcast infrastructure and new product development (which in fiscal 2005 was £72 million and is expected to be approximately £100 million per annum over the next three years), we continue to invest in our infrastructure, properties and facilities, required to support our growth strategies, in accordance with the capital expenditure programme of approximately £450 million over 4 years announced in August 2004. The capital expenditure programme includes further investment in our CRM centres and systems, increasing contact centre capacity, and building and/or acquiring new facilities and properties. We expect to finance the programme from operating cash flows.
Capital expenditure on our CRM centres and systems and on our Advanced Technology Centre (“ATC”) is described in further detail below. The remaining expenditures are required in order to service future subscriber growth more effectively, as well as maintain and enhance our broadcasting facilities. In fiscal 2005, the costs incurred in relation to the refurbishment of existing properties and facilities was approximately £75 million. Included in this cost was the acquisition of buildings at our Osterley (Isleworth) campus, the creation of a Sky News Centre and refurbishment of new office headquarters.
As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.
The Customer Relationship Management Centres and Sky In-Home Service Limited
Our CRM centres are based in Scotland. The centres’ functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels, the Sky Distributed Channels and for two third party channels, North American Sports Network and Setanta Sports. We also deliver customer services for both our own, and certain third party, interactive television services, our telephony services, our video-streaming services, and the personal video recorder TiVo.
The CRM centres also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides nationwide installation and servicing of digital satellite reception equipment directly in customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base in relation to digital satellite reception equipment which is both in, and out of, warranty.
During the course of the last five fiscal years, we have invested more than £232 million in our CRM centres. This expenditure has been focused principally on completely replacing the centres’ existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The replacement of the customer management and billing systems will also involve the migration of all existing customer data onto the new applications. This project is ongoing and in accordance with other projects of this size and complexity, there is a risk that the implementation may not be completed as currently envisaged, either within the proposed timescale or budget, or that the anticipated business benefits may not be fully achieved. In addition, the high level of change inherent in the implementation of the new systems absorbs considerable management time and may disrupt normal business operations. The implementation of the new applications has been delayed several times over the lifetime of the project. During fiscal 2005 management made the decision to reduce the risk involved with the implementation by re-phasing the cut-over plan to the new system to begin with new customers only which commenced on 1 September 2005, completing the migration of all, or substantially all, remaining customers in the 2006 calendar year.
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
Playout and Uplink Facilities
Our uplinking facility, located in Chilworth, England, provides primary uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite. This is backed up by a second facility which was completed in 2003.
The majority of our television channels are played out from one of the buildings on our main site at Isleworth. The Isleworth-sourced channels are fed to the uplink site at Chilworth using a fibre link, which is backed up by a diversely routed secondary link in case of any malfunction in the primary fibre route. This route passes through the second facility so that, in the case of Chilworth being unavailable, the services can be uplinked directly from the second facility. The compression facilities for the majority of services have been re-engineered to allow this to be achieved. The re-engineering for the remainder of the services is expected to be completed by December 2005. In the event of failure of our primary playout site, we have alternative facilities available, though at the present time, the restoration of services would not be immediate. However, we have completed the construction and commissioning of the ATC which provides a complete alternative playout facility. Over the course of the next 12 months, we will bring it into live operation, providing a playout and broadcast systems disaster recovery capability and gradually evolving this into a live playout facility for our channels, enabling diversification of the playout of our channels. Expenditure on the facility to 30 June 2005 was £39 million, which was funded out of operating cash flows.
For those third parties to whom we sub-lease transponder capacity, we usually have agreements in place to provide uplinking facilities as well.
Emerging Technologies
In the UK, consumer broadband DSL access remains focused on the provision of internet access with typical speeds of approximately 1-2 Megabits per second (Mbit/s). Two operators have developed DSL networks with the capacity to deliver digital television services to homes: Kingston Communications in Kingston-upon-Hull and VNL in parts of London. We retail television services directly to homes connected to both of these DSL networks (having contracted for a network access service with each DSL platform operator).
In Kingston-upon-Hull, we have, since 1 November 2002, retailed certain of the Sky Channels and a number of channels owned by third parties to subscribers via Kingston Communications’ DSL network (as at 30 June 2005, to approximately 3,200 subscribers).
We began offering subscriptions to certain of the Sky Channels to households connected to VNL’s platform in August 2004. VNL distributes pay-television and broadband access services via a DSL platform that it has established in Greater London (as at 31 May 2005 there were approximately 2,300 subscribers to our services on the VNL network), marketed under the brand “Homechoice”. Although the service has existed for several years, VNL undertook a refinancing in 2003 and has extensively revised its service as a consequence. The latest version of the service was launched commercially in May 2004 and offers access to a range of broadcast channels and video-on-demand content, including movies packaged together with broadband internet access. VNL has indicated that it intends, subject to raising the necessary financing, to extend its DSL platform throughout the UK. We have entered into an agreement with VNL which gives us access to VNL’s platform to enable us to retail the Sky Premium Channels to customers who already subscribe to VNL’s services. In addition, VNL provides us with certain customer management, billing and sales agency services in respect of our subscribers receiving the Sky Premium Channels via VNL’s platform. In return for these services, we pay VNL a fixed monthly fee per subscriber who subscribes to a Sky Premium Channel on the VNL platform.
We are currently also evaluating other possible means of distributing our services other than by DTH, cable, DSL and DTT, such as by Digital Audio Broadcasting (DAB), Digital Video Broadcasting — Handhelds (DVB-H), the internet, General Packet Radio Service (GPRS) and 3G.
Subscribers to our current broadband internet services are able to download an application that provides access to Sky Sports programming on their PC, including match highlights, interviews, programme clips and Sky Sports News bulletins (“Sky Sports Broadband”). Before the end of calendar 2005, it is envisaged that DTH subscribers who subscribe to both Sky Sports 1 and Sky Sports 2, and who have broadband internet access, will be able to download Sky Sports Broadband to their PC for free. It is envisaged that subscribers who subscribe to both Sky Movies 1 and Sky Movies 2, and who have broadband internet access, will be able to download for free an application that provides access to a Sky Movies ‘on demand’ service (“Sky Movies Broadband”). Sky Movies Broadband is planned to include a selection of approximately 200 movies at launch, which it is planned will increase over time. It is envisaged that subscribers taking a Sky World Package (the pre and post 1 September 2005 package containing all of the Sky Premium Channels), and who have broadband internet access, will be able to download both Sky Sports Broadband and Sky Movies Broadband for free.
Also in late calendar 2005, we are planning to launch a streamed mobile content application service. These plans envisage that subscribers taking a Sky World package will be able to receive news and video updates from Sky News and Sky Sports News via their mobile phone. The application is planned to be available across multiple mobile networks to subscribers with a compatible handset.
We are currently developing our HDTV service (see “Distribution — DTH Distribution” above) which we plan to launch in the first half of calendar 2006. HDTV delivers a superior picture compared to standard definition television and is the preferred format for a growing number of televison productions in various genres including sports, drama, entertainment and music.
We have developed an internet-compatible microbrowser application to work with current digital satellite digiboxes which deploys an enhanced Wireless Mark-Up Language (“WTVML”). WTVML is based on internet standards which are familiar to Web developers, enabling content to be authored easily, and the nature of the microbrowser makes it suitable for a broad range of e-television and e-commerce applications, facilitating greater interoperability between different television devices and the internet.
WTVML has been published as a European Telecommunications Standards Institute (“ETSI”) standard, making it available for deployment on other devices and platforms. We launched a new e-business service on our DTH platform in July 2005, which we anticipate will have the effect of stimulating the conversion of many web services into WTVML-based services.
We have also developed technology allowing WTVML services to be transcoded into formats suitable for other networks. This will allow us to manage the deployment and distribution of interactive e-business services to other small footprint devices, including mobile phones and other television networks.
We also participate actively in the Digital Video Broadcasting (“DVB”) standardisation group and are helping to drive an activity called “The Portable Content Format” which hopes to build on the above interoperability principles, and create growth in television-based interactive services by delivering interoperability on a large scale.
Minority Equity Investments
In September 2005, we disposed of our 35.8% equity interest in Music Choice Europe plc for £1 million.
In November 2004, we disposed of our 49.5% investment in Granada Sky Broadcasting Limited (“GSB”) for £14 million.

In March 2005, we acquired 50% of the share capital of Artsworld Channels Limited for cash consideration of £1 million, bringing our total shareholding to 100%.
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
BROADCASTING AND TELECOMMUNICATIONS REGULATION
UK
Communications Act 2003
The Communications Act 2003 (the “Communications Act”) forms the basis of the communications regulatory regime in the UK which is enforced by a single unified regulator, Ofcom (which replaced the five previous regulatory bodies responsible for the sector, including the Office of Telecommunications (“Oftel”) and the Independent Television Commission (“ITC”)).
Under the Communications Act Ofcom is introducing a new system for the management of spectrum. This is intended to enhance the efficiency of spectrum use through liberalisation of use and trading in spectrum, whilst protecting the quality of spectrum. This new regime may include a voluntary system of Recognised Spectrum Access (“RSA”) which would afford some protection from interference for satellite downlinks and would include a charging mechanism for the use of relevant spectrum. Ofcom intends to consult the public on the application of RSA to satellite downlinks in the last quarter of calendar 2005.
Ofcom review of public service broadcasting
Ofcom has undertaken, under the Communications Act, a review of public service broadcasting. In September 2004, Ofcom published its second report on this review in which it considered the position of public service broadcasting after digital switchover. In the report, Ofcom makes a number of proposals, one of which is the creation of a “Public Service Publisher” (“PSP”), a new publicly-funded service, which Ofcom considers would ensure a continued plurality in the provision of public service broadcasting. Ofcom published its final report on this review in February 2005 in which it expanded on the PSP concept.
Ofcom considers that the PSP would require around £300 million funding a year. It contemplates three possible sources of funding for the PSP: general taxation, an enhanced television licence fee, or a tax on the turnover of UK licensed broadcasters. It is therefore possible, if the Government and Parliament were to accept the PSP proposition and fund it under the broadcaster tax model, that the Group would be required to contribute to such funding.
The Government has subsequently proposed (in the green paper entitled “Review of the BBC’s Royal Charter — A strong BBC, independent of government” published in March 2005) that a review of whether there is a case for providing funding to recipients beyond the BBC (such as Ofcom’s proposed PSP) should take place towards the end of the process of digital switchover (see “Competition — New Technologies (Competition) — Digital Switchover” section above).
Our Television Services Licences
The broadcasting services provided by us are currently regulated by Ofcom as Television Licensable Content Services (“TLCS”), Digital Television Programme Services (“DPS”), and Digital Television Additional Services (“DAS”) pursuant to the Broadcasting Act 1990, as amended and supplemented by the Broadcasting Act 1996 (together, the “Broadcasting Acts”) and the Communications Act.
We and our broadcasting joint ventures each currently hold a TLCS licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits a channel to be broadcast on cable or satellite but does not confer on a TLCS licensee the right to use any specified satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met. We have also been issued a DPS licence, which is required for the distribution of our channels via DTT, and a DAS licence for the distribution of other services (including Sky Text) on DTT.
Ofcom Powers
In common with all television licences issued by Ofcom, our licences impose on us an obligation to comply with the Codes and Directions issued by Ofcom from time to time. The Codes include requirements as to impartiality and accuracy of news programming, requirements as to taste and decency and the portrayal of sex and violence, and restrictions on the quantity and content of advertisements. These requirements were inherited by Ofcom which took over the responsibility from the ITC (and other legacy regulators) for regulating broadcast content. In July 2005, Ofcom’s new Broadcasting Code came into force replacing the six Codes it inherited from the ITC and other legacy regulators (the Broadcasting Standards Commission (“BSC”) Code on Fairness and Privacy, the BSC Code on Standards, the ITC Programme Code, the ITC Code of Programme Sponsorship, the Radio Authority (“RA”) News and Current Affairs Code and Programme Code, and the sponsorship rules contained in the RA Advertising and Sponsorship Code). The changes introduced by the Broadcasting Code include a more qualified test concerning “harm and offence” (allowing greater editorial justification for more challenging material), and some relaxation of the rules concerning sponsorship and commercial references in programmes (notably non-promotional references can be made in programmes to sponsors where editorially justified). In July 2005, Ofcom also published new Rules on the Amount and Distribution of Advertising (“RADA”) which replaced the ITC’s Rules on Amount and Scheduling of Advertising (“RASA”). RADA does not, however, introduce any new significant obligations on broadcasters in comparison to RASA.
Ofcom may revoke a licence in a range of circumstances, including licence breach, in order to enforce the restrictions contained in the Broadcasting Acts (as amended by the Communications Act) on the ownership of media companies, or in the event that the characteristics of the licensee change so that it would not be granted a new licence. In addition, the amended Broadcasting Acts prohibit “disqualified persons” from holding certain licences. Disqualified persons include any bodies whose objects are wholly or mainly of a political nature and advertising agencies. Religious bodies are prohibited from holding certain licences but can seek Ofcom’s prior approval to hold other types of licences (including a TLCS or DPS licence).
Media Ownership
The UK’s rules in respect of media ownership, which are contained in the Broadcasting Acts and the Communications Act, currently preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in any Channel 3 licence (which covers the 15 regional ITV1 licences and GMTV). Certain restrictions also apply to the ownership of local radio businesses by persons that own local newspapers in the same area (or to persons who are connected to such persons). There are also certain restrictions on the ownership of multiple radio multiplex licences. The Communications Act has also introduced a “plurality” test for media mergers (see “Competition (Anti-trust) Law — UK Competition Law Regime — Enterprise Act 2002 — Additional Measures” below).
Digital Terrestrial Television
The Broadcasting Act 1996 established a framework for DTT broadcasting in the UK. Certain “multiplex” frequencies are currently used to transmit public service and other channels. In August 2002, the ITC confirmed its conditional decision to award three multiplex licences to the BBC and Crown Castle UK Limited for an initial twelve year term. As part of an agreement with Crown Castle UK Limited, we agreed to supply initially versions of three channels, namely Sky News, Sky Sports News and Sky Travel, unencrypted free-to-air via the DTT platform marketed under the brand “Freeview” (see “History and Development of the Group and Business Overview — Distribution — DTT Distribution” above). In September 2005, we announced that we plan to launch Sky Three in October 2005, which it is planned will be the new name for Sky Travel on DTT.
Listed Events — Limits on Exclusive Distribution Rights
The Broadcasting Act 1996 (as amended by the Communications Act) provides that no UK broadcaster may undertake the exclusive live broadcast of certain sporting or other events of national interest designated by the Secretary of State from time to time (“listed events”), whether on a free-to-air or subscription basis, without the previous consent of Ofcom. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in the UK. In August 2004, Ofcom published a consultation on a draft Code on listed events which largely seeks to formalise the listed events regime as previously applied by the ITC. Ofcom has not yet published the final Code. In September 2005, the Secretary of State for Culture, Media and Sport indicated that a review of listed events is likely to take place around 2008/09.
A list of designated events in Ireland has also been defined, under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Ireland.
Television Access Services
The Communications Act prescribes certain annual targets for television access services (subtitling, audio description and signing) broadcasters’ licensed channels must meet. Ofcom has set out its guidance on broadcasters’ compliance with these requirements in its Code on Television Access Services which applies to all licensed channels. Under this Code, Ofcom requires broadcasters to provide quarterly returns to Ofcom reporting on their licensed channels’ compliance over the previous quarter. In August 2005 Ofcom published its first report on broadcasters’ compliance in relation to the first quarter of 2005: it noted that whilst the majority of Sky’s channels had exceeded the relevant targets in the first quarter of 2005, a number of the relevant targets were not. Ofcom confirmed in this report, however, that it only expects broadcasters to comply with these targets over the course of 2005 (as a whole) and not in each and every quarter of 2005.
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

European Union
The Television Without Frontiers Directive
The EC Television Without Frontiers Directive 1989 (“TWF Directive”), as revised in 1997, sets forth basic principles for the regulation of television broadcasting activity in the European Union. The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive. The European Commission is responsible for monitoring compliance and has authority to initiate infringement proceedings against Member States which fail to implement the TWF Directive properly.
The European Commission is currently consulting on the provisions of the TWF Directive. The principal issue is whether to extend the scope of the TWF Directive, which currently only applies to broadcasting, to include all audiovisual content delivered by electronic means (but excluding private communications). This could mean that non-linear services (such as services delivered using the internet) would be required to meet certain standards including in relation to the protection of minors and human dignity. Other issues for consultation include stricter monitoring and enforcement of the programme and independent production quotas and new provisions in relation to cross-border access to rights to short programme extracts for use in informational programmes (such as news programmes). The Commission expects to put forward proposed legislation to amend the TWF Directive at the end of 2005. If adopted, amendments are unlikely to come into effect for several years. At this stage, the Group is unable to ascertain the outcome of this consultation process.
Programme and Independent Productions Quotas
Articles 4 and 5 of the TWF Directive require Member States to ensure “where practicable and by appropriate means” that (a) broadcasters reserve a majority proportion of their transmission time for European works, and (b) broadcasters reserve at least 10% of their transmission time or, at the discretion of the Member State, at least 10% of their programming budget for European works created by producers who are independent of broadcasters (in relation to (b) an adequate proportion of such works should be produced within the five years preceding their transmission). The term “where practicable and by appropriate means” is not defined in the TWF Directive and is left for the interpretation of each Member State. In applying these requirements, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services are excluded.
A condition requiring licensees to comply with these requirements of the TWF Directive, where practicable, and having regard to any guidance issued by Ofcom for the purpose of giving effect to the relevant provisions of the TWF Directive, was introduced by Ofcom into all Broadcasting Act licences (including TLCS and DPS licences) in December 2003. On 10 February 2005, Ofcom published guidance in relation to compliance with Articles 4 and 5 of the TWF Directive.
Ofcom’s guidance requires television broadcasters, who consider that it would not be practicable to meet one or more of the quota requirements, to explain why to Ofcom, which will advise whether any remedial measures are necessary. If Ofcom does not accept that it is not practicable for a broadcaster to meet the relevant quota requirements, possible consequences may include Ofcom issuing a direction under the Broadcasting Act licence requiring compliance with the licence condition and a fine for contravention of the licence condition. Ofcom also has the ultimate power to revoke a broadcaster’s Broadcasting Act licence where it is found to be in breach of its licence (if no other remedies are considered appropriate). Ofcom’s approach to enforcement of the licence conditions is not yet known and is not addressed in the guidance.
A number of our channels currently meet the relevant quota requirements for both European works and European independent productions. Some of our channels only meet one of the relevant quotas and some do not meet either quota. For those channels that do not currently reserve the required proportion of relevant transmission time to European works or to European independent productions, it may not be practicable to do so, in which case those channels would still comply with the condition in their Broadcasting Act licences. Ofcom has not advised that any remedial measures are necessary in respect of these channels, nor has it advised that it does not accept that it is not practicable for any of these channels to meet the relevant quota requirements.
Electronic Communications Directives
The EC Electronic Communications Directives, which include the Access Directive, Authorisation Directive, Framework Directive and Universal Services Directive, (together the “EC Directives”) provide a framework for the regulation of electronic communications networks and services and associated facilities within the European Union. The EC Directives, notably the Framework and Access Directives, apply to us in relation to the regulation of conditional access services, access control services, EPGs and standards for the transmission of television signals. Their provisions were implemented in the UK by the Communications Act in July 2003 and which conferred the regulatory function in the UK on Ofcom. The European Commission is obliged to undertake a periodical review of the functioning of the EC Directives by July 2006.
Conditional Access Services and Technology
The regulation of conditional access for digital television services is carried out in the UK under the Communications Act, the principal requirements of which include:

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
In May 2002, Oftel published its guidelines entitled “The pricing of conditional access services and related issues” and in October 2002 published revised guidelines on the pricing of conditional access services. These guidelines set out Oftel’s policy towards the regulation of the supply of conditional access (and access control) sources (including the structure of tariffs charged for such services). They continue to be applied by Ofcom, which in May 2005 started a review of these guidelines. We are co-operating with this review. At this stage, we are unable to determine whether the review will have a material effect on the Group.
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
We expect that Ofcom’s review of its statement of policy and revised guidelines regarding the pricing of conditional access services will also extend to the pricing of access control services.

Regulation of Electronic Programme Guides
In addition to being required to hold a TLCS license in relation to the broadcasting of our EPG, the provision of EPG services is also regulated. We are required to provide these services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. These requirements have been applied under a continuation notice issued by Oftel in July 2003. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act, the deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies. The Communications Act does not, however, envisage that the manner of regulation of EPGs will change.
We are also required to offer listings on our EPG in accordance with Ofcom’s Statement on Code on Electronic Programme Guides (July 2004) (“EPG Code”), which applies to all providers of EPGs licensed under the Broadcasting Acts. This requires us to give public service channels (which currently comprise all BBC television channels, ITV1, Channel 4, “five”, and S4C Digital and the digital public teletext service) such degree of prominence as Ofcom considers appropriate. Ofcom’s EPG Code provides guidance as to its interpretation of this requirement. We are also obliged by Ofcom’s EPG Code, inter alia, to provide EPG services on fair, reasonable and non-discriminatory terms; not to give undue prominence to connected channels; to maintain and publish an objective policy for allocating listings; and not to require exclusivity on an EPG for any service.
Transmission Standards
The use of standards for the transmission of television signals is also governed by the EC Directives (notably the Access and Universal Services Directives) which required Member States to impose transmission standards on broadcasters of television services. These requirements on technical standards have been implemented in the UK by The Advanced Television Services Regulations 2003 and are administered by Ofcom.
Interoperability
Under the terms of the Framework Directive, the European Commission published its review of progress towards facilitating access for content providers to multiple platforms in July 2004. The European Commission found that there was no case for mandating the use of technical standards for the delivery of interactive services at present, but that Member States should continue to promote open and interoperable standards for interactive digital television. The European Commission will review whether there is sufficient progress again in the second half of the 2005 calendar year.
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
The Irish Government’s Department of Communications has indicated an intention to introduce new legislation which we understand may, inter alia, seek to introduce new consumer protection measures in relation to retailing of broadcasting services to customers in Ireland. A draft legislative bill has not yet been published or laid before the Irish Parliament and no indication has yet been given as to when publication can be expected or what the bill will contain. At this stage, we are therefore unable to ascertain its potential applicability to, or its effect on, the Group.

Environmental
We are subject to environmental regulations that require our compliance. Failure to meet the requirements of such regulations may lead to fines being incurred or damage to our brand image.
Recent regulations based on European Union Directives, notably the Waste Electrical and Electronic Equipment Directive (“WEEE Directive”) and the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment Directive (“RoHS Directive”) necessitate the removal of stipulated hazardous substances from products placed on the market after mid 2005 within set timeframes and the recovery and recycling of electrical products to specified levels. Both apply to our purchase and supply of digiboxes and related equipment and require registrations to be completed by us, our suppliers and retailers.
Other changes in the categorisation, segregation, storage and removal of certain hazardous wastes require us to register sites that produce such wastes. Without registration, hazardous wastes are not able to be removed from site for disposal. Incorrect disposal may lead to regulatory action.
We track draft environmental directives and regulations to establish their applicability to the business and enable an appropriate response to be planned and implemented.
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
Agreements which fall within the scope of the Chapter I prohibition will not be prohibited where they meet specific statutory criteria, that is, where they produce beneficial effects in improving production or distribution or promoting technical or economic progress, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.
Abuse of a Dominant Position
The Chapter II prohibition of the Competition Act prohibits abusive behaviour by dominant firms.
Infringement of Chapter I or Chapter II may result in significant consequences including fines, voidness or unenforceability of all or part of infringing agreements, prohibition of infringing conduct and potential liability to affected third parties (notably for damages).
Effect on Our Affairs
In November 2001, the arrangements relating to the Attheraces (“ATR”) joint venture (made between Arena Leisure plc, the Group, Channel Four Television Corporation and The Racecourse Association Limited (“RCA”)) were notified to the Office of Fair Trading (“OFT”) seeking either a clearance or exemption under Chapter I of the Competition Act. In April 2004, the OFT issued its decision in which it found that the Chapter I prohibition of the Competition Act had been infringed to the extent that the notified arrangements entailed the collective sale by the 49 racecourses of certain of their media rights to ATR. The OFT did not impose a penalty on the notifying parties. The RCA and the British Horseracing Board appealed the OFT’s decision to the Competition Appeal Tribunal (“CAT”) which issued its judgment in August 2005. The CAT found that the OFT had erred in its decision and was wrong to find an infringement of the Chapter I prohibition. The OFT’s infringement decision was therefore set aside.
Enterprise Act 2002
Market Investigations
The market investigation provisions of the Enterprise Act 2002 (“Enterprise Act”) provide that the OFT may make a market investigation reference to the Competition Commission (“CC”) where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or a part of the UK. Ofcom has market investigation powers, concurrent with the OFT, in relation to the communications sector. Instead of making a reference to the CC, the OFT or Ofcom may accept remedial undertakings from the companies concerned.
Where the OFT (or, in relation to the communications sector, Ofcom) makes a market investigation reference to the CC, the CC will conduct a detailed inquiry. The CC may decide that remedial action is required if it finds that there is an adverse effect on competition in a market under investigation. Ultimately, the CC has extensive powers to impose remedial action including the divestment of parts of a business and the prohibition on the performance of agreements.
Any decision by the OFT, the CC or Ofcom relating to market investigations can be appealed to the CAT (on a judicial review basis).
Additional Measures
The Enterprise Act has reformed UK competition law in a number of other ways:

•	a criminal cartel offence has been created, applying to individuals participating in arrangements involving price fixing, market sharing, bid rigging or limitations of production. This criminal offence operates alongside the existing civil regime under the Competition Act. Investigations are carried out by the OFT and the Serious Fraud Office. The maximum penalty for infringement (for those individuals found to have committed the offence) is up to five years’ imprisonment or a fine, or both;

•	provisions enabling company directors to be disqualified for involvement in (or failure to take steps to prevent) a breach of UK or European competition law have been introduced; and

•	a turnover test has been introduced for establishing jurisdiction over mergers, together with a competition-based test to be applied in assessing them. The UK competition authorities exercise control over mergers that meet a turnover test or a share of supply test (“relevant merger situations”). The OFT has a duty to refer a case to the CC for investigation where it believes that it is or may be the case that a relevant merger situation has arisen or is proposed and that the relevant merger situation results or may be expected to result in a substantial lessening of competition in the UK.
The Communications Act has amended the Enterprise Act merger control provisions to introduce (among other things) a “plurality” test for mergers between broadcasters (or involving broadcasters and newspaper enterprises). Under the plurality test, the Secretary of State is able to intervene in, and take certain decisions concerning, mergers involving broadcasters, on the basis of the plurality test. The Government issued guidance in May 2004 stating, however, that its policy is to consider intervention in mergers involving media enterprises only where the media ownership rules have been removed by the Communications Act, save in exceptional circumstances (which would be where the Secretary of State considers that the merger would give rise to serious public interest concerns).

Effect on our Affairs
Our operations are subject to both the Enterprise Act and the Communications Act. To date, there have been no market investigation references made to the CC which concern any sector in which the Group is active. The Secretary of State has yet to invoke the media plurality intervention powers in relation to a media merger.
Ofcom Competition Jurisdiction
In addition to its concurrent powers under the Competition Act in relation to the communications sector, under the Communications Act Ofcom has (among others) a duty to further the interests of consumers, where appropriate, by promoting competition in relevant markets. It also has powers to use Broadcasting Act licence conditions to ensure fair and effective competition in the provision of licensed services and connected services.
Ofcom has not made any rulings using either its concurrent Competition Act powers or powers to ensure fair and effective competition under the Communications Act that have had a material adverse effect on our business during fiscal 2005.
Irish Competition Law Regime
Our operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of dominant positions, and mergers.
European Union Regime
Anti-Competitive Agreements
Article 81(1) of the EC Treaty renders unlawful agreements and concerted practices which may affect trade between Member States and which have as their object or effect the prevention, restriction or distortion of competition within the Common Market (that is, the Member States of the European Union collectively). An agreement may infringe Article 81 only if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of Article 81(1) EC Treaty will not be prohibited where they meet specified statutory criteria, that is, where they produce beneficial effects in improving production or distribution or promoting technical or economic progress, provided that consumers receive a fair share of the benefit, that competition will not be substantially eliminated and that no unnecessary restrictions are accepted by the parties.
Abuse of a Dominant Position
Article 82 of the EC Treaty prohibits abuse by one or more enterprises of a dominant market position in the Common Market or a substantial part of it, insofar as the abuse may affect trade between Member States.
Infringement of Article 81 or Article 82 may result in significant consequences including fines, voidness or unenforceability of all or part of infringing agreements, prohibition of infringing conduct and potential liability to affected third parties.
Mergers
The European Commission regulates mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an enterprise and which meet certain turnover thresholds specified in the EC Merger Regulation. Such transactions may not be carried out without prior approval from the European Commission. Where the European Commission has jurisdiction under the EC Merger Regulation, national authorities do not normally have jurisdiction.

Effect On Our Affairs
European Commission Investigation — Football Association Premier League Limited
The European Commission’s investigation into the FAPL’s joint selling of exclusive broadcast rights to football matches has not yet concluded: the Commission published a notice on 30 April 2004 inviting third party comments on its intention to adopt a decision making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments would address the next auction of rights by the FAPL for the 2007/08 and subsequent seasons. The outcome of this consultation has not yet been disclosed and the Commission has not yet adopted a decision.
The Commission confirmed last year in a “comfort letter” that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission’s other investigations in connection with the Group’s bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and FAPL.
European Commission Investigation — Movie Contracts
The European Commission has announced in a press release (dated 26 October 2004) that it has closed its investigations with a number of major US movie studios into certain terms on which movies produced by them are supplied to distributors, including pay television operators, throughout the European Union. The investigations related to “most favoured nations” (MFN) clauses in these studios’ output agreements. The studios offered to withdraw the MFN clauses in their output agreements. The Commission stated in its press release that two studios had not, however, offered to withdraw such clauses, in relation to which it appears that the Commission’s case remains open. The Commission has not published any further statement or (final or provisional) decision indicating the actual terms on which it has closed its investigation.
European Commission Sector Inquiry — “New Media” Sports Rights
In September 2005, the European Commission published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks, which it had initiated in January 2004.
The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content and on which it states that it will focus in the future. Among others, these include: (i) the sale of what the European Commission considers to be bundled audiovisual rights for various retail platforms to one or a few operators, in relation to which the European Commission has said that it will target situations where rights to premium sports remain under-exploited through such bundled sale of rights and subsequent warehousing of rights by powerful operators; and (ii) restricting the length and timing of 3G transmissions of sports coverage, which the European Commission considers may have a negative impact on the value of 3G rights and the take-up of 3G sports services by consumers.
The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behaviour is not adjusted to comply with the requirements of competition law.
The European Commission has not announced any proceedings arising from situations identified in the sector inquiry or publicly indicated which individual companies might be the subject of proceedings. At this stage, we are unable to determine whether the European Commission’s concluding report or any subsequent proceedings might have a material effect on the Group.

PROPERTY, PLANT AND EQUIPMENT
Our headquarters are located at leasehold and freehold premises in Osterley, England.
The principal properties of the Group are as follows:

				Current
				annual	Approximate
				rent or	square foot
				licence	net internal
Location	Tenure	Use	Term	fee	area

1, 2, 3a/3b, 4, 5, 6 and 7 Grant Way	Freehold	Offices, studios,	n/a	n/a	272,157
Centaurs Business Park,		technology and
Osterley, Isleworth, England		storage

8 Grant Way (Cromwell Centre)	Leasehold	Offices and storage	Lease expires	£350,000	37,567
Centaurs Business Park, Osterley,			1 July 2008
Isleworth, England

Athena Court, Centaurs Business	Leasehold	Offices	Lease expires	£990,000	53,583
Park, Osterley, Isleworth, England			23 June 2008

New Horizons Court,	Leasehold	Offices	Lease expires	£546,147	22,152
Courtyard Units 1-7			25 June 2007
The Courtyard, Brentford, England

New Horizons Court,	Leasehold	Offices	Lease expires	£2,509,434	134,851
Units 1-4, Brentford, England			25 December 2011

West Cross House,	Leasehold	Offices	Lease expires	£1,349,694	72,420
Brentford, England			26 March 2019

Unit 7 West Cross Industrial	Leasehold	Offices	Lease expires	£125,944	11,248
Estate, Centaurs Business Park,			20 May 2014 with
Osterley, Isleworth, England			break options on 21 May 2007, 21 May 2008 and 21 May 2009

206 Harlequin Avenue,	Freehold	Office and storage	n/a	n/a	5,000
Brentford, England

214 Harlequin Avenue,	Freehold	Office, industrial and	n/a	n/a	n/a
Brentford, England		car park

The Chilworth Research Centre,	Leasehold	Satellite uplink	Lease expires	£1	93,810
Southampton, England			25 February 2087

Knowle Lane, Fair Oak,	Freehold	Satellite uplink	n/a	n/a	43,087
Eastleigh, England

123 Buckingham Palace Road,	Leasehold	Offices	Lease expires	£1,834,300	36,500
London, England			31 March 2017 with an option to terminate at 24 March 2012

4 Millbank, Westminster,	Leasehold	Offices and studio	Lease expires	£281,868	4,917
London, England			28 September 2014 with a break option on 28 September 2009

2nd Floor A, Central House,	Leasehold	Offices	Lease expires	£56,460	5,473
Otley Road, Harrogate, England			16 March 2010

2nd Floor B, Central House,	Leasehold	Offices	Lease expires	£121,600	11,830
Otley Road, Harrogate, England			15 August 2010

Marcopolo House and Arches,	Leasehold	Sub-let	Lease expires	£2,409,900	85,509
Queenstown Road, London, England			24 December 2013

Welby House, 96 Wilton Road,	Leasehold	Offices	Lease expires	£311,250	8,138
London, England			15 January 2015

				Current
				annual	Approximate
				rent or	square foot
				licence	net internal
Location	Tenure	Use	Term	fee	area

1, 2, 4 and 5 Macintosh Road,	Freehold	Contact centres	n/a	n/a	128,000
Kirkton Campus, Livingston, Scotland

Carnegie Campus,	Freehold	Contact centre	n/a	n/a	75,431
Dunfermline, Scotland

New Logic House,	Leasehold	Offices	Lease expires	£222,000	13,900
Kirkton South, Livingston,			3 October 2017
Scotland			with a break option on 4 October 2007
Logic House,	Leasehold	Offices	Lease expires	£185,833	9,219
Kirkton South, Livingston,			3 October 2017
Scotland			with a break option on 30 November 2008

Citygate, Dunfermline,	Leasehold	Offices	Lease expires	£294,081	9,650
Scotland			30 June 2007

Centrex, Livingston,	Leasehold	Offices	Lease expires	£508,222	16,953
Scotland			30 June 2006
See “History and Development of the Group and Business Overview — Technology and Infrastructure — Capital Expenditure Programme” above in relation to our proposed capital expenditure on property.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The following discussion and analysis is based on, and should be read in conjunction with, the Consolidated Financial Statements, including the related notes, included within Item 18. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Note 27 to our Consolidated Financial Statements provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business, and provides a reconciliation from UK GAAP to US GAAP. The Group will be reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union, from 1 July 2005. Details of our critical accounting policies and information regarding the transition to IFRS are provided in the “Critical Accounting Policies” and “Adoption of New Accounting Standards” section below.
OVERVIEW AND RECENT DEVELOPMENTS
We have continued to deliver growth in fiscal 2005, which is reflected in the 11% increase in total revenues compared to fiscal 2004 to £4,048 million. Total operating costs before goodwill and exceptional items increased by 6% to £3,243 million, generating operating profit before goodwill and exceptional items of £805 million. Total operating costs after goodwill and exceptional items increased by 5% to £3,346 million, generating operating profit after goodwill and exceptional items of £702 million. The operating profit margin before goodwill and exceptional items increased to 20% in fiscal 2005, from 16% for fiscal 2004. The operating profit margin after goodwill and exceptional items increased to 17%, from 13% for fiscal 2004. During fiscal 2005, we maintained our investment grade credit rating and have returned £551 million to shareholders, through our ordinary dividend and a share buy-back programme. Profit after tax for fiscal 2005 grew to £425 million, generating earnings per share of 22.2 pence, an increase of 34% on fiscal 2004.
At 30 June 2005, the total number of DTH subscribers in the UK and Ireland was 7,787,000, representing a net increase of 432,000 subscribers in fiscal 2005. During the year, the number of subscribers to one or more premium channels increased by 252,000 to 5,619,000. We remain on track to achieve our target of 8,000,000 DTH subscribers by 31 December 2005. DTH churn for fiscal 2005 was 10.3%, in line with our stated goal of around 10%. We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription).
The total number of Sky+ households increased by 491,000 in fiscal 2005 to 888,000, which represents 11% penetration of total DTH subscribers. Whilst continuing to penetrate the existing subscriber base, Sky+ also attracts customers who had previously not chosen Sky, with 31% of new Sky+ households in fiscal 2005 being first time subscribers.
The total number of Multiroom households increased by 352,000 in fiscal 2005, to 645,000, which represents 8% penetration of total DTH subscribers. The total number of Multiroom subscriptions reached 682,000 at 30 June 2005, which is in excess of the total number of Multiroom households, as some households take more than two subscriptions. Our long-term target is to achieve 30% Multiroom and 25% Sky+ penetration of DTH subscribers in 2010.
These figures highlight the operational gearing of our business and the profitability of adding new subscribers and increasing the yield per existing subscriber. We have concentrated on raising the rate of subscriber growth by addressing the remaining barriers to consumer adoption through the launch of several initiatives. These have included the re-introduction of the Sky brand, more targeted marketing, increasing the range of entry points to pay-television and continued investment in high-quality programming.
In September 2005, we introduced a simplified pricing and packaging structure that offers customers increased choice and flexibility. For further details, see Item 4 “Programming”. Whilst increasing the number of available packages fivefold, we have also reduced the number of price points from 96 to 15.
In October 2004, we added Sky+160 to our product portfolio. This product offers customers around four times as much storage as the standard Sky+ box and has two USB connections, increasing its compatibility for future developments. At the same time, we launched a new freesat service offering customers around 200 television and radio channels and interactive services, without a monthly subscription fee. This provides an alternative for approximately 50% of UK households that cannot receive Freeview or require an aerial upgrade.
We plan to launch a comprehensive HDTV service in the first half of calendar year 2006. Good progress was made during fiscal 2005 building the required broadcast infrastructure and facilities and developing the HDTV digibox, which has the connectivity and flexibility to offer advanced services in the future. This premium service is planned to include initially a number of high definition channels, including sports, movies and documentaries.
Since July 2004, we have successfully bid for a number of sporting events, including exclusive live rights to England’s primary domestic cricket matches and all of England’s home test matches and one day internationals for the 2006 to 2009 domestic cricket seasons; exclusive live rights to Football League matches and the Carling Cup for the 2006/07 to 2008/09 domestic football seasons; a number of rugby union matches including all Autumn international matches, Guiness Premiership matches, England A Team matches from the 2005/06 to 2009/10 seasons and Heineken Cup matches from 2006/07 to 2009/10; broadcast rights to the UEFA Champions League for a further three seasons from the 2006/07 season; exclusive live rights to the inaugural A1 Grand Prix series for the 2005/06, 2006/07 and 2007/08 seasons; and exclusive live rights to the 32nd America’s Cup yachting event to be staged in 2007.
Corporate
In August 2004, we commenced proceedings in the High Court of England and Wales for a material amount against Electronic Data Systems Corporation and Electronic Data Systems Limited for damages arising out of deceit, negligent misrepresentation and breach of contract in respect of the systems integration, software development and business implementation services provided to the Group as part of the Group’s investment in CRM software and infrastructure. The amount that may be recovered by the Group will not be finally determined until resolution of the claim.

On 3 November 2004, we signed a new £1 billion Revolving Credit Facility (“RCF”). The new facility matures in July 2010 and will be used for general corporate purposes and to refinance our previous, undrawn facility, which was due to mature in March 2008. The new facility provides us with an extension to the maturity profile of our previous financing arrangements which it replaced, and delivers continued financial flexibility at more favourable rates to us.
OPERATING RESULTS
Revenues
Our principal revenues result from DTH subscribers, cable subscribers, the sale of advertising on our wholly-owned channels, the provision of interactive betting and games and other interactive services.
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
Our Sky Bet revenues are amounts receivable in respect of bets placed on events which occur in the year, and net customer losses in the year in respect of the on-line casino operations and casino-style interactive roulette games.
Our Sky Active revenues include income from online advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform.
Other revenues principally include income from installations, digibox sale revenues (including the sale of Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, customer management service fees and access control fees.
Operating expenses
Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and betting costs.
Programming represents our largest single component of costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers. The methods used to amortise programming stock are described in the “Critical Accounting Policies” section below.
Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During fiscal 2005, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see Item 11 “Quantitative and Qualitative Disclosures about

Market Risk — Currency Exchange Rates”). Offering multiplexed versions of our movie channels on the DTH platform and on digital cable incurs no additional variable rights fees.
Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.
Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders which we use. The most significant components of transmission and related functions costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities.
Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to growth and maintenance of the subscriber base, including commissions payable to retailers and other agents directly for the sale of subscriptions and the costs of our own direct marketing to our existing and potential DTH subscribers); and (iii) the cost of providing free or subsidised digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer.
Subscriber management costs include CRM costs, supply chain costs and associated depreciation. CRM costs are those associated with managing the existing subscriber base, including subscriber handling and DTH subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ and Multiroom digiboxes, including smart card costs. CRM costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipment and the installation cost to us in excess of the amount actually received from the customer for such equipment and installation, as these costs are included within marketing costs.
Administration costs include channel management, facilities and other operational overhead and central costs, and the cost of awards granted under our employee share option schemes. Amortisation of goodwill arising on the acquisitions of BiB and SIG is included within administrative costs. The goodwill arising on these acquisitions is being amortised over seven years from the respective dates of acquisition, on a straight-line basis.
Betting costs mainly comprise the cost of payouts for winning bets placed through our wholly-owned bookmaker, Hestview Limited, which operates telephone, internet and interactive betting services under the brand name “Sky Bet”.
For certain trend information related to our operating expenses, see the “Trends and other information” section below.

2005 FISCAL YEAR COMPARED TO 2004 FISCAL YEAR
Revenues
The Group’s revenues can be analysed as follows:

	Revenues

	2005		2004

	£m	%	£m	%
DTH subscribers	2,968	73	2,660	73
Cable subscribers	219	6	215	6
Advertising	329	8	312	9
Sky Bet(i)	261	7	191	5
Sky Active(i)	92	2	116	3
Other	179	4	162	4

	4,048	100	3,656	100

(i)	Additional detail has been provided with regard to the analysis of interactive revenues between the Group’s betting and games revenue — “Sky Bet” — and other interactive revenues — “Sky Active” — and the prior year comparatives have been reclassified accordingly.
DTH subscriber revenues
The increase of 12% in fiscal 2005 was driven by a 6% increase in the average number of DTH subscribers, and a 5% increase in average DTH subscription revenue per subscriber, to £374 at 30 June 2005 from £356 at 30 June 2004.
The total number of UK and Ireland DTH subscribers increased by 432,000 in fiscal 2005. This was a result of an increase in gross subscriber additions of 25,000 to 1,225,000 in fiscal 2005 and the low level of DTH churn. DTH churn for the year was 10.3% (2004: 9.7%).
The increase in average DTH subscription revenue per subscriber reflected the change in our UK retail prices in January and September 2004 and increased Multiroom subscription revenues.
Cable subscriber revenues
Cable subscriber revenues increased by £4 million compared to fiscal 2004, driven by an increase of £10 million due to changes to wholesale prices in January and September 2004, and the payment for carriage by cable operators of Sky Sports Xtra and PremPlus, and a decrease of £6 million due to the receipt of audit monies from ntl in the prior year, which did not recur in fiscal 2005.
At 30 June 2005, there were 3,872,000 (2004: 3,895,000) UK and Ireland cable subscribers to our programming.
Advertising revenues
The increase in advertising revenues of 5% reflects the 4% growth in the UK television advertising sector and continued growth in the Group’s share of this sector.
Our share of this sector has increased in recent years as viewing levels to our portfolio of channels have increased (in part due to the growth in subscribers to our channels) and as we have added other third party channels to our sales portfolio.
Sky Bet revenues
Sky Bet revenues increased by 37% compared to fiscal 2004. Betting gross margin (including duty and levy) (calculated as Sky Bet revenues less betting costs as a percentage of Sky Bet revenues) increased from 8% to 10%, driven by the introduction of fixed odds games during the year, such as roulette and multi-line slot games.
Sky Active revenues
Sky Active revenues decreased by 21%. This decrease comprised a reduction due to the winding down and closure of the Sky Buy retail service and the expiry of a number of historical interactive contracts and services, partially offset by increases of 10% in other Sky Active revenue streams (including interactive advertising, games and third party betting and gaming), reflecting the growth in these areas.
Other revenues
Other revenues increased by 10% due to the increase in Sky+ digibox sales and installation volumes, and revenues earned following the commencement of the contract to supply news to “five”, partly offset by lower installation charges for new subscribers.
Operating expenses, net
The Group’s operating expenses can be analysed as follows:

	Operating expenses, net

	2005		2004

	£m	%	£m	%
Programming	1,636	49	1,711	54
Transmission and related functions	171	5	146	4
Marketing	515	15	396	12
Subscriber management	396	12	371	12
Administration	392	12	376	12
Betting	236	7	175	6

	3,346	100	3,175	100

Programming
Programming costs are stated net of amounts receivable from the disposal to third parties of incidental programming rights not acquired for use by the Group of £11 million (2004: £11 million).
Sky Sports channels’ programming costs decreased by 7% to £747 million in fiscal 2005 from £803 million in fiscal 2004. The renegotiation of the Football Association contract at reduced rates led to this reduction, which was partly offset by the Ryder Cup, a bi-annual event, and investment in production costs supporting increased coverage in a number of sports, most notably football, with an increase of 32 live Barclays Premiership games and delayed footage or extended highlights of every Barclays Premiership match through the Football First service.
Sky Movies channels’ programming costs decreased by 9% to £356 million in fiscal 2005 from £393 million in fiscal 2004, reflecting the impact of the improved rate at which the Group’s US dollar-denominated movies expenses were amortised as a result of the weaker dollar. Savings from the renewal of a non-major studio agreement were offset by the additional costs associated with an increase in the average number of movie subscribers.
Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, increased by 1% to £362 million in fiscal 2005 from £360 million in fiscal 2004. This increase was due to a 6% increase in the average number of DTH subscribers offset by a 6% reduction in the cost per subscriber. This saving has been generated by the renewal of certain of our contracts on improved terms and the termination of our contract with GSB, offset by new channels joining the pay television line-up including FX, Turner Classic Movies and UK TV Style Gardens.

News and entertainment programming costs increased by 10% to £171 million in fiscal 2005 from £155 million in fiscal 2004, due to the higher operating costs of Sky News following the commencement of the contract to supply news to “five”, the coverage of the tsunami disaster and the elections in the UK, and increased investment in acquired and commissioned programming for Sky One.
Transmission and related functions
Transmission and related functions costs are stated net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £28 million in fiscal 2005 (2004: £28 million). The total increase of 17% includes higher engineering, support and maintenance costs associated with an expanding broadcast infrastructure following the build of the new Sky News Centre, the ATC and other properties at the Osterley site, the impact of movements in the euro exchange rate on our transponder lease payments and increased music licence fees, graphics and broadcast computing costs.
Marketing
The increase in marketing costs of 30% was driven by the launch of a number of marketing initiatives to attract new subscribers and drive the penetration of the Sky+ and Multiroom products. Above-the-line marketing costs for the year were £74 million, an increase of 50% on the comparable period as a result of the ‘What do you want to watch?’ campaign and marketing of the new Sky One schedule. The remaining increase reflected increased direct marketing and installation offers across all product categories, partly offset by a volume-related reduction in the cost of our free digital satellite reception equipment offer to new customers.
Subscriber management
Subscriber management costs increased by 7%, reflecting the growing subscriber base, increased call volumes due to higher levels of sales activity and a higher level of Sky+ and Multiroom installations.
Administration
Administration costs, including goodwill amortisation and operating exceptional items, increased by 4%, due to increased technology, facility and information systems development costs, and a charge for restructuring costs following an efficiency and effectiveness review of the business. This increase was offset by the current year receipt of £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to us. These amounts had been fully provided for in the year ended 30 June 2002, therefore generating a non-recurring operating exceptional item in the year, which was included within administration costs. Goodwill amortisation is discussed below in the “Goodwill” section.
Betting
Betting costs increased by 35%, in line with the growth in Sky Bet revenues.
Operating profit and operating margin
Operating profit after goodwill amortisation and exceptional items increased by £221 million to £702 million in fiscal 2005 from £481 million in fiscal 2004. This increase was driven by the increase in DTH and Sky Bet revenues and the reduction in programming costs, as detailed above, partly offset by the increase in marketing and other operating expenses as detailed above.
Operating margin (calculated as total revenues less all operating expenses before goodwill amortisation and exceptional items as a percentage of total revenues) for fiscal 2005 was 20%, up from 16% in fiscal 2004, as a result of the operational gearing of our business as total revenues are increasing at a faster rate than operating costs.

Goodwill
Goodwill amortisation decreased by 3% to £116 million in fiscal 2005 from £119 million in fiscal 2004. This mainly comprises the amortisation of the £272 million and £543 million of goodwill arising on the acquisitions of SIG and BiB respectively, over seven years from the date of acquisition on a straight-line basis. The reduction in amortisation of £3 million was due to the £3 million provision made in fiscal 2004 against the goodwill that arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry).
Non-operating exceptional items
2005
Loss on disposal of investments in joint ventures
On 1 November 2004, we sold our 49.5% investment in GSB to ITV plc for £14 million cash consideration. After deducting the carrying value of the investment in GSB and writing back the original goodwill relating to the increase of our interest in GSB to 49.5% in March 1998, which had previously been eliminated against reserves, the disposal generated an accounting loss under UK GAAP of £23 million.
2004
Profit on disposal of fixed asset investments
On 7 October 2003, we disposed of our listed investment in Manchester United plc, realising a profit on disposal of £2 million.
On 1 March 2004, we sold our 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million.
Amounts written back to fixed asset investments, net
In accordance with the accounting treatment required by UK GAAP, the £33 million provision held against our investment in Manchester United plc was released during fiscal 2004, following the sale of our shareholding as described above. In fiscal 2004, we made a further provision against our remaining minority equity investments in football clubs, leading to a non-cash exceptional charge of £9 million. The provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.
Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement. Our share of the net operating results from joint ventures and associates before goodwill increased to a £14 million net profit in fiscal 2005 from a £5 million net loss in fiscal 2004. The increase in our share of net operating results is due to an increase in net operating profits of £8 million, generated primarily from ATR, and a write-down of £11 million by ATR in fiscal 2004, which did not recur in fiscal 2005.
Joint ventures’ and associates’ goodwill amortisation, net
In fiscal 2005, joint ventures’ and associates’ goodwill amortisation, net, was nil. In fiscal 2004, Sky and Arena Leisure plc acquired Channel 4’s shares and loan notes in ATR, increasing the Group’s shareholding to 50% (subsequently reduced to 47.5%, following the issue of shares by ATR in October 2004). At the same time, the shareholder loans were capitalised, giving rise to negative goodwill of £11 million, which was immediately released to the profit and loss account in fiscal 2004. The remaining joint ventures’ goodwill amortised during fiscal 2004 of £1 million related to goodwill that arose from the purchase of a 50% stake in Artsworld in December 2003.

Net interest payable
Interest payable and similar charges, net of interest receivable and similar income, decreased by 23%, primarily as a result of an increase in interest receivable due to higher levels of cash on deposit at higher interest rates.
Taxation
The total net tax charge for fiscal 2005 of £206 million includes a current tax charge of £159 million, a deferred tax charge of £68 million and an exceptional tax charge of £4 million, partly offset by a £25 million adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, the Group’s underlying effective tax rate on ordinary activities for the year was 30%. This underlying tax rate is a non-GAAP measure that has been provided as it provides a more relevant indication of the Group’s underlying operating performance. A reconciliation of the Group’s current tax charge to the UK statutory rate is given in note 8 of the Consolidated Financial Statements included within Item 18.
The net £25 million adjustment in respect of prior years comprises a £7 million benefit in respect of consortium relief on losses purchased from ATR, and the favourable settlement of some prior year items.
The total net tax charge of £158 million for fiscal 2004 included a current tax charge of £127 million and a deferred tax charge of £34 million, offset by a £3 million net adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, this resulted in an underlying effective tax rate on ordinary activities of 30%.
The increase in the total net tax charge in fiscal 2005 of 30% is due to the increased profitability of the Group.
Profit after taxation
Profit after taxation for fiscal 2005 was £425 million compared with £322 million in fiscal 2004, mainly as a result of an increase in operating profit of £221 million, offset by an exceptional loss on disposal of investments in joint ventures, the absence of a non-operating net exceptional gain relating to fixed asset investments which occurred in the prior year and a £48 million increase in the tax charge, as described above.
Equity dividends
An interim dividend of £77 million (4.0p per share) in respect of the six month period ended 31 December 2004 (six month period ended 31 December 2003: £53 million, representing 2.75p per share) was paid to shareholders on 22 April 2005. In August 2005, the Directors proposed to pay shareholders a final dividend of £93 million (5.0p per share) in respect of the year ended 30 June 2005 (2004: £63 million, representing 3.25p per share), payable on 18 November 2005 to shareholders on the register on 28 October 2005, subject to approval of shareholders at the Annual General Meeting (“AGM”) on 4 November 2005.
Earnings per share
Basic earnings per share increased by 5.6p to 22.2p in fiscal 2005 from 16.6p in fiscal 2004, due to the improvement in profit after taxation described above. Similarly, diluted earnings per share increased by 5.6p to 22.2p in fiscal 2005 from 16.6p in fiscal 2004.

2004 FISCAL YEAR COMPARED TO FISCAL YEAR
Revenues
The Group’s revenues can be analysed as follows:

	Revenues

	2004		2003

	£m	%	£m	%
DTH subscribers	2,660	73	2,341	74
Cable subscribers	215	6	202	6
Advertising	312	9	284	9
Sky Bet(i)	191	5	117	4
Sky Active(i)	116	3	101	3
Other	162	4	141	4

	3,656	100	3,186	100

(i)	Additional detail has been provided with regard to the analysis of interactive revenues between the Group’s betting and games revenue — “Sky Bet” — and other interactive revenues — “Sky Active” — and the prior year comparatives have been reclassified accordingly.
DTH subscriber revenues
The increase of 14% in fiscal 2004 was driven by a 10% increase in the average number of DTH subscribers, and a 3% increase in average DTH subscription revenue per subscriber, to £356 at 30 June 2004 from £344 at 30 June 2003.
The total number of UK and Ireland DTH subscribers increased by 510,000 in fiscal 2004. This was a result of gross subscriber additions of 1,200,000 and the low level of DTH churn. DTH churn for the year was 9.7% (2003: 9.4%).
The increase in average DTH subscription revenue per subscriber reflected the change in our UK retail prices in January 2004, along with increased subscription revenues from products such as Sky+ and Multiroom digiboxes.
Cable subscriber revenues
The 6% increase in cable subscriber revenues in fiscal 2004 was attributable to the receipt of £6 million of audit monies from ntl and increases in the average revenue per subscriber resulting from changes to wholesale pricing from January 2004.
At 30 June 2004, there were 3,895,000 (2003: 3,871,000) UK and Ireland cable subscribers to our programming.
Advertising revenues
Advertising revenues increased by 10%, reflecting the growth in the UK television advertising sector, growth in Sky’s viewing share, the growth in agency commissions earned on the sale of advertising on behalf of those channels that appointed Sky Sales to represent their airtime sales during fiscal 2004 and the growth of airtime sales in Ireland.
Our share of this sector has increased as viewing levels to our channels have increased (in part due to the growth in subscribers to our channels) and as we have added other third party channels to our sales portfolio.

Sky Bet revenues
Sky Bet revenues increased by 63% due to the increase in the total number of bets placed across all platforms from fiscal 2003.
Sky Active revenues
Sky Active revenues increased by 15% due to a combination of increases in retail revenues through Sky Buy, interactive television gaming, third party betting, revenues from interactive advertising, premium rate telephony revenues and platform access fees paid by third party broadcasters and interactive service providers.
Other revenues
Other revenues increased by 15% due to the sale of a greater volume of Sky+ and Multiroom digiboxes and associated installation revenues.
Operating expenses, net
The Group’s operating expenses can be analysed as follows:

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
Third party channel costs increased by 3% to £360 million in fiscal 2004 from £351 million in fiscal 2003. This increase was due to the 10% increase in the average number of DTH subscribers and new channels added to the platform, partially offset by savings resulting from contractual renegotiations as we renewed carriage deals with MTV, Nickelodeon, Paramount, Music Choice, E4, FilmFour and Eurosport.
News and entertainment programming costs increased by 17% to £155 million in fiscal 2004 from £133 million in fiscal 2003 due to the regular review of programme stock balances during fiscal 2004, which resulted in the acceleration of certain amortisation charges totalling £28 million, in accordance with the Group’s policy in respect of programme stock accounting.

Transmission and related functions
Transmission and related functions costs, which were stable in fiscal 2004 compared to fiscal 2003, are stated net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £28 million in fiscal 2004 (2003: £26 million).
Marketing
Marketing costs decreased by 1%, driven by a £22 million reduction in acquisition marketing costs to £256 million, due to lower digibox unit prices and fewer installations. Retention marketing also decreased by £2 million from fiscal 2003 to £32 million. These decreases were partly offset by increased above-the-line expenditure, up £10 million from fiscal 2003 to £49 million, and other marketing costs up £10 million to £59 million, as a result of the Sky+ and programming campaigns which ran in fiscal 2004.
Subscriber management
Subscriber management costs increased by 15% in fiscal 2004 from fiscal 2003. Supply chain costs, including the cost of goods sold in respect of Sky+ and Multiroom digiboxes, increased by 24% to £173 million in fiscal 2004 from £140 million in fiscal 2003, reflecting the growth in Sky+ customers during fiscal 2004. Also included within supply chain costs is the cost of stock for Sky Buy, the Group’s retail operation, which increased by £12 million in fiscal 2004 to £18 million. CRM costs increased by £9 million to £157 million in fiscal 2004 from £148 million in fiscal 2003, due to the growing subscriber base. However, CRM cost per subscriber declined by 3% as the associated costs were offset by continued efficiencies achieved in the contact centres. Depreciation costs increased by £5 million to £41 million in fiscal 2004 from £36 million in fiscal 2003, due to increased depreciation in respect of CRM assets developed and capitalised over the previous three years.
Administration
Administration costs, including goodwill amortisation and operating exceptional items, increased by 5%, mainly as a result of increased technology and facilities costs, costs resulting from increased compliance obligations, and the release in fiscal 2003 of a £5 million provision against ITV Digital programming debtors. Goodwill amortisation is explained below in the “Goodwill” section.
Betting
Betting costs increased by 62%, directly as a result of the growth in Sky Bet revenues.
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
Operating margin for fiscal 2004 was 16%, up from 11% in fiscal 2003, largely as a result of total revenues increasing at a faster rate than programming costs.
Goodwill
Goodwill amortisation decreased by 2% to £119 million in fiscal 2004 from £121 million in fiscal 2003. The reduction in amortisation of £2 million was due to the £5 million provision made in fiscal 2003 against goodwill which originally arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of SIG, which provided statistics on the sports industry), partly offset by the £3 million provision made in fiscal 2004 against the goodwill that arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry).

Non-operating exceptional items
2004
A description of the non-operating exceptional items for fiscal 2004 is included in the “2005 fiscal year compared to 2004 fiscal year — Non-operating exceptional items” section above.
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
Joint ventures and associates
Our share of the net operating results from joint ventures and associates before goodwill decreased to a £5 million net loss in fiscal 2004 from a £3 million net profit in fiscal 2003. This reflected a write down of £11 million by ATR in respect of capitalised infrastructure costs and media rights prepayments, partly offset by an improvement of £3 million due to the improved performance of certain programming joint ventures, including National Geographic Channel and Music Choice Europe.
Joint ventures’ and associates’ goodwill amortisation, net
A description of the fiscal 2004 joint ventures’ and associates’ goodwill and amortisation, net credit is included in the “2005 fiscal year compared to 2004 fiscal year — joint ventures’ and associates’ goodwill amortisation, net” section above. In fiscal 2003, joint ventures’ and associates’ goodwill amortisation, net, was nil.
Net interest payable
Interest payable and similar charges, net of interest receivable and similar income, decreased by 29% as a result of a reduction in average gross debt to £1,102 million for fiscal 2004 from £1,461 million for fiscal 2003 as well as an increase in interest receivable due to higher levels of cash held.
Taxation
The total net tax charge of £158 million for fiscal 2004 included a current tax charge of £127 million and a deferred tax charge of £34 million, offset by a £3 million net credit adjustment in respect of prior years.

Excluding the effect of goodwill, joint ventures and exceptional items, this resulted in an underlying effective tax rate on ordinary activities of 30%.
The total net tax credit of £62 million for fiscal 2003 included a current pre-exceptional tax charge of £85 million, a tax charge on exceptional items of £2 million, a deferred tax credit of £151 million and our share of joint ventures’ tax charge of £2 million. Excluding the effect of goodwill, joint ventures and exceptional items, this resulted in an underlying effective tax rate on ordinary activities of 31%, slightly higher than the UK statutory rate due to a number of standard disallowable items.
As a result of the significant investment made in digital, and the resultant losses incurred, the Group accumulated significant tax losses within different Group companies. Under the UK Accounting Standard FRS 19 “Deferred Tax”, a deferred tax asset in respect of these tax losses may only be recognised in the Group’s balance sheet at the point when it is more likely than not that there will be sufficient future taxable profits to offset the tax losses thereby being capitalised.
As the Group’s and individual entities’ profitability continued to rise, it was increasingly possible to satisfy the requirements of FRS 19. During the six months ended 31 December 2002, the Group recognised a £40 million deferred tax asset, principally as a result of the forecast future profitability of one of the Group’s trading subsidiaries.
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
Profit after taxation
Profit after taxation for fiscal 2004 was £322 million compared with £184 million in fiscal 2003, mainly as a result of an increase in operating profit of £233 million, a non-operating net exceptional credit in fiscal 2004 compared to a charge in fiscal 2003 relating to fixed asset investments, a decrease in net interest payable in fiscal 2004, offset by an increased tax charge in fiscal 2004, compared to a tax credit in fiscal 2003.
Equity dividends
An interim dividend of £53 million (2.75p per share) in respect of the six month period ended 31 December 2003 (six month period ended 31 December 2002: nil) was paid to shareholders on 23 April 2004. In August 2004, the Directors proposed to pay shareholders a final dividend of £63 million (3.25p per share) in respect of the year ended 30 June 2004 (2003: nil), paid on 19 November 2004 to shareholders on the register on 29 October 2004, and which was approved by shareholders at the AGM on 12 November 2004.
Earnings per share
Basic earnings per share increased by 7.0p to 16.6p in fiscal 2004 from 9.6p in fiscal 2003, due principally to the improvement in profit after taxation described above. Similarly, diluted earnings per share increased by 7.1p to 16.6p in fiscal 2004 from 9.5p in fiscal 2003.
2005 BALANCE SHEET COMPARED TO 2004 BALANCE SHEET
Intangible assets decreased by £116 million to £301 million at 30 June 2005 from £417 million at 30 June 2004, due to amortisation of goodwill.
Tangible fixed assets increased in the year by £150 million to £526 million at 30 June 2005 from £376 million, due to £244 million of additions, including further investment in CRM, property, the ATC and increased customer contact and staff training facilities, partly offset by depreciation of £92 million. Included within tangible fixed assets are assets in the course of construction, which increased by £153 million in the year, mainly due to the investment in CRM and the ATC.
Investments in joint ventures decreased by £10 million due to the sale of the Group’s investment in GSB.
Net current assets decreased by £138 million, from £366 million at 30 June 2004 to £228 million at 30 June 2005, reflecting a number of movements. Current liabilities increased by £70 million due to an increased tax liability as a result of a higher tax charge in fiscal 2005, a higher final dividend creditor and increased accruals, offset by a reduction in trade creditors due to timing of payments. Deferred tax assets reduced by £51 million due to utilisation in the year, offset by a prior period adjustment. Stock balances decreased by £35 million due to decreases in both volumes and prices. Other debtors decreased by £32 million due to the timing of receipts, partly offset by increased debtors resulting from higher DTH revenues. The remaining movement in current assets resulted from an increase in cash and liquid resources of £50 million.
FOREIGN EXCHANGE
For details of the impact of foreign currency fluctuations on our results of operations, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Currency exchange rates”.
CONTINGENT LIABILITIES
The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. The Directors do not expect any material loss to arise from the above contingent liabilities.
LIQUIDITY AND CAPITAL RESOURCES
In addition to our cash and liquid resources balance (30 June 2005: £697 million), our long-term funding comes primarily from US dollar and sterling-denominated public bond debt, which was raised in 1996 and 1999. For further details see note 19 of the Consolidated Financial Statements, included within Item 18. We launched Sky digital, our digital DTH service, in October 1998 and we terminated our analogue service in September 2001. As a result, the peak of our funding requirements was in the six month period ended 31 December 2001, when our period end net debt reached £1,833 million. As at 30 June 2005, net debt had been reduced to £379 million. The public bond debt is partly repayable in 2006, with the remainder repayable in 2009, and we currently believe that our financial position at those dates will enable us to meet our repayment requirements. For details of our facilities and long-term funding see note 19 of the Consolidated Financial Statements, included within Item 18. For details of our treasury policy and use of financial instruments see note 20 of the Consolidated Financial Statements, included within Item 18.
We periodically review the terms upon which financing is likely to be available from public and private sources, as well as our anticipated cash needs. On the basis of this review, we may raise additional long-term financing during the remainder of fiscal 2006. Any such financing will be subject to the negotiation of terms and conditions acceptable to us, and we can give no assurance that such financing will occur.
Our principal source of liquidity is our operating cash flow, combined with access to the £1 billion (2004: £600 million) RCF, which we entered into in November 2004. Our operating cash inflow for the current year was £978 million (2004: £882 million) (for further details, see “Cash flows” below). We expect to continue to generate significant operating cash inflow in fiscal 2006 (for further details, see “Trends and other information” and “Tabular disclosure of contractual obligations” below), subject to the factors detailed below. As at 30 June 2005, our RCF was undrawn (2004: undrawn).
Our liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors, among others, such as infringement of intellectual property and proprietary rights, increased competition, failure to obtain required regulatory approvals, long-term obligations, loss of wholesale revenues and failure of technology. See Item 3 “Key Information — Risk Factors” for a more detailed discussion of our risk factors.
Cash flows
During the year, there was an operating cash inflow of £978 million, compared with an operating cash inflow of £882 million in fiscal 2004. The operating cash inflow was driven by an improvement in operating profits of £221 million, offset by a lower movement in working capital, which decreased by £55 million in fiscal 2005 compared to a decrease of £182 million in fiscal 2004.
During the year, net interest payments were £63 million, compared to £82 million in fiscal 2004. This reduction in payments resulted from increased interest receivable due to higher levels of funds under investment at higher interest rates. Absent any change in the level of net debt, we currently expect the net interest charge for the coming year to be broadly similar to fiscal 2005.
During the year, tax payments were £103 million, compared to £58 million in fiscal 2004. This increase in payments is due to the increased profitability of the Group and the utilisation in the prior year of the Group’s paid but unrecovered advanced corporation tax. We currently expect that tax payments will continue to increase as the Group becomes increasingly profitable.
During the year, payments for capital expenditure were £230 million, compared with £132 million in fiscal 2004, following progress on a number of capital expenditure and infrastructure projects. The Group spent £75 million on a combination of infrastructure projects, including the acquisition of four freehold properties previously leased at our Osterley Campus and the construction of the Sky News centre. In addition, the Group continued work on the CRM programme to upgrade its customer service systems, investing £59 million during fiscal 2005 (for further details, see Item 4 “The Customer Relationship Management Centres”). As part of the Group’s business continuity plan, £24 million was invested to build and fit out the ATC building. The remaining £72 million, regarded as “core” capital expenditure, was spent on information systems infrastructure, broadcast equipment and new product development, including HDTV. We currently expect to continue to invest in capital expenditure across the business, in line with our previously announced plans to spend £450 million over the four years to 30 June 2008. This is in addition to ongoing core maintenance capital expenditure, which is expected to be approximately £100 million per annum over the next three years (for further details, see Item 4 “Capital Expenditure Programme”).
During the year, non-recurring receipts from the sale of fixed asset investments of £1 million comprised proceeds from the sale of our shareholdings in certain investments. This compared to £116 million in fiscal 2004, which comprised proceeds from the sale of our shareholding in Manchester United plc of £62 million, proceeds from the sale of our shareholding in Chelsea Village plc of £6 million and proceeds from the sale of our shareholding in QVC (UK) of £49 million.
During the year, non-recurring receipts from the sale of investments in joint ventures of £14 million comprised proceeds from the sale of our shareholding in GSB.
During the year, we made equity dividend payments of £138 million, compared to £53 million in fiscal 2004. We expect that future year payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.
During the year, we also made payments of £416 million to repurchase 74 million shares as part of the share buy-back programme, in line with the authority to repurchase 97 million shares approved by the shareholders at the Company’s AGM on 12 November 2004. The buy-back of shares under this programme was completed during the first half of fiscal 2006. The Board currently intends to propose resolutions at the AGM in November 2005 to renew the annual authority to buy back up to a further 5% of its issued share capital.
The above cash flows, in addition to other net cash inflows of £7 million, resulted in a decrease in net debt of £50 million to £379 million.

Major non-cash transactions
2005
Corporate reorganisation
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to additional distributable reserves.
Disposal of GSB
In accordance with FRS 10 “Goodwill and Intangible Assets” (“FRS 10”), the Group has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the increase of our interest in GSB to 49.5% in March 1998 and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.
2004
Share premium reduction
On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the AGM held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit. The Company’s stand alone balance sheet and profit and loss account are not presented within this Annual Report on Form 20-F.
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

Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments at 30 June 2005 is shown below:

		Payments due by period

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years

	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television programme rights(1)	2,260	801	1,070	380	9
— Digiboxes and related equipment	155	155	—	—	—
— Third party payments(2)	14	7	7	—	—
— Capital expenditure	10	10	—	—	—
— Other	36	25	11	—	—
Long-term debt(3)	1,069	—	189	880	—
Interest costs	294	84	146	57	7
Operating lease obligations(4)	444	95	155	100	94
Capital lease obligations(5)	7	—	—	1	6

Total cash obligations	4,289	1,177	1,578	1,418	116

For the avoidance of doubt, this table does not include commitments relating to employee costs.

(1)	Purchase obligations — Television programme rights

At 30 June 2005 we had minimum television programming rights commitments of £2,260 million (2004: £2,489 million), of which £642 million (2004: £766 million) related to commitments payable in US dollars for periods of up to eight years (2004: nine years), £45 million (2004: £87 million) related to commitments payable in Swiss francs for periods of up to one year (2004: two years), and £3 million (2004: £6 million) related to commitments payable in Euros for periods of up to one year (2004: two years).

An additional £302 million (US$535 million) of commitments (2004: £265 million (US$483 million)) would also be payable in US dollars over a period of five years (2004: six years), assuming that movie subscriber numbers remained unchanged from current levels. The pounds sterling television programme rights commitments include similar per subscriber based price clauses that would result in additional commitments of £10 million (2004: £3 million) over a period of three years (2004: two years), assuming that movie subscriber numbers remained unchanged from current levels.

The total decrease in our minimum television programming rights commitments of £229 million compared to 30 June 2004, is the result of a decreased average period remaining on our commitments for sports channels’ and movie channels’ programming, partly offset by the extension of contracts with certain movie studios and the acquisition of the England Cricket Board, Rugby Union and Football League rights.

(2)	Purchase obligations — Third party payments

The third party payment commitments are in respect of distribution agreements for Sky Distributed Channels and are for periods of up to four years (2004: five years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at 30 June 2005 levels, the additional commitment would be £522 million (2004: £844 million).

(3)	Long-term debt

Further information concerning long-term debt is given in note 19 of the Consolidated Financial Statements included within Item 18.

(4)	Operating lease obligations

At 30 June 2005, our operating lease obligations totalled £444 million (2004: £447 million), the majority of which related to property and transponder leases.

(5)	Capital lease obligations

At 30 June 2005, our obligations under capital leases were £7 million (2004: £7 million). This represents financing arrangements in connection with the CRM centre in Dunfermline, Scotland. The CRM centre lease bears interest of 8.5% and expires in September 2020.
Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.
The number of DTH homes increased by 432,000 in fiscal 2005 to 7,787,000, compared to growth of 510,000 in fiscal 2004. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, consistent with achieving our target of 8,000,000 DTH subscribers by 31 December 2005 and our longer term target of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in fiscal 2005 by 124% and 120% respectively, representing a penetration of total DTH subscribers of 11% and 8% respectively. We expect Sky+ and Multiroom subscriber growth to continue, consistent with achieving our targets of 25% Sky+ and 30% Multiroom penetration of DTH subscribers in 2010. Retail price increases, the increased number of subscribers to our Multiroom product and the launch of new services, such as HDTV, are expected to generate additional revenue on a per subscriber basis.
The operating margin for fiscal 2005 was 20%, up from 16% in fiscal 2004. We currently expect our operating margin to grow in the long-term, as a result of our strategy to improve subscriber and revenue growth.
During fiscal 2005, the number of cable homes receiving Sky Channels in the UK and Ireland decreased by 23,000 to 3,872,000 following an increase of 24,000 in fiscal 2004. We currently expect cable subscriber numbers to remain stable in the foreseeable future. We currently have agreements with ntl and Telewest for the supply of certain Sky Basic Channels which expire in fiscal 2007.
Advertising revenues increased in fiscal 2004 and 2005. The increase in fiscal 2005 reflects growth of 4% in UK television advertising revenue in the year and continued growth in our share of UK television advertising revenue. We expect that our share of the UK television advertising revenue will continue to increase year on year as a result of increasing subscriber numbers leading to growth in Sky’s commercial impacts.
Sky Bet revenues increased in the current and prior year. This growth is expected to continue, with interactive betting and gaming via television being the main contributor to growth. Our growth assumption takes into account the impact of liberalisation of the UK gambling laws following the passing into law of the Gambling Act in April 2005. The Gambling Act is currently expected to become effective in 2007.
The Sky Buy retail service was wound down and closed during the year. This, together with the expiry of a number of historical interactive contracts and services, led to a reduction in Sky Active revenues in fiscal 2005 against fiscal 2004. We currently expect increases in Sky Active revenues from core interactive services such as games, live interactive programming, enhanced television applications (e.g. voting and competitions) and partnered content sites (mainly due to the increase in prevalence of betting and gaming sites).
Programming costs decreased during fiscal 2005, primarily due to renegotiation of the Football Association contract at reduced rates and the impact of the improved rate at which the Group’s US dollar-denominated movies were amortised as a result of the weaker dollar. We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements. We currently expect that total programming costs will increase in future years, but at a slower rate than our revenues.
Transmission and related functions costs increased during fiscal 2005, after remaining stable in fiscal 2004, resulting in an increased cost per subscriber. Transmission and related functions costs are expected to continue to increase in future years, but the transmission and related functions costs per subscriber are expected to remain stable. The increased costs reflect the costs of launching and operating our planned HDTV service, higher forecast utilities costs and increased depreciation charges.
Marketing costs as a percentage of revenues during fiscal 2005 were in line with the average over fiscals 2002 to 2004. We expect marketing costs to remain around this level in the next few years in line with our marketing initiatives. Marketing costs include above-the-line marketing expenditure, which increased by 50% in fiscal 2005. We expect above-the-line marketing expenditure to remain relatively stable. Also included within marketing costs are the costs of providing free digital satellite reception equipment and installation costs in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free digital satellite reception equipment and subsidising installation to new subscribers.
Subscriber management costs increased during fiscal 2005 at a lower rate than in fiscal 2004. We expect that subscriber management costs will increase at a higher rate over the next few years due to a greater proportion of Sky+ customers, whose installations carry higher hardware costs than the standard installations, partly offset by a reduction in the cost of standard digiboxes. Additionally, the new CRM system has gone into use in September 2005, which will result in increased depreciation charges in future years. We are also investing in increasing the capacity of our contact centres, which is expected to result in an associated increase in the cost of subscriber management.
Administration costs before goodwill amortisation increased in fiscal 2005 and fiscal 2004, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and to higher depreciation charges relating to investment at the main site in Osterley, including expenditure on the broadcasting infrastructure.
The trends described above reflect our current expectations based on UK GAAP. We do not currently expect that, based on the current standards, the impact of the transition to IFRS, which we are required to adopt in the preparation of our Consolidated Financial Statements from 1 July 2005 (see “Adoption of New Accounting Standards — Adoption of IFRS” below), will materially impact the magnitude and/or the direction of these trends, with the exception of administration costs, which are expected to be lower in future years upon adoption of IFRS. This is due to decreased administration costs following the change in the treatment of goodwill, which is not amortised under IFRS, partly offset by increased charges under IFRS for share-based payments when compared to UK GAAP (see “Adoption of New Accounting Standards — Adoption of IFRS — Share-based payments” below for further details). This expected net decrease in administration costs under IFRS is also expected to result in an increase in operating profit under IFRS in comparison with the equivalent operating profit under UK GAAP.
The Group continues to consider the appropriate financial strategy and capital structure for the next phase of the Group’s growth. This financial strategy will be consistent with the Group’s desire to maintain an investment grade credit rating and retain financial flexibility going forward.
It remains the overall financial policy of the Group to achieve an appropriate balance between distributions to shareholders arising from strong free cash flow generation and maintaining a prudent degree of strategic and financial flexibility. The Group currently intends that the ordinary dividend in fiscal 2006 will grow broadly in line with Group earnings. During fiscal 2005, 74 million Ordinary Shares were purchased by the Company and subsequently cancelled. The Board considers that an on-market share repurchase scheme which is incremental to the ordinary dividend is a flexible, equitable and tax-efficient means by which to make distributions to shareholders. As a result, the Board intends to propose resolutions at the AGM in November 2005 to renew the annual authority last granted by shareholders in 2004 to buy back up to a further 5% of its issued share capital.
Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £77 million in February 2005, relating to the period ended 31 December 2004, and the final dividend of £93 million proposed in August 2005, relating to the year ended 30 June 2005, were resolved or proposed to be paid out of profits available for distribution generated from external cash receipts.
We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends and/or share buy backs proposed.
OFF-BALANCE SHEET ARRANGEMENTS
At 30 June 2005, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the Securities and Exchange Commission.
RESEARCH AND DEVELOPMENT
The Group did not incur significant research and development expenditure in fiscal 2004 or 2003. During fiscal 2005, the Group made payments totalling £11 million to a third party for development of encryption technology. The Group did not incur any other significant research and development expenditure in fiscal 2005.
US GAAP RECONCILIATION
Net profit after tax under UK GAAP in fiscal 2005 was £425 million (2004: £322 million; 2003: £184 million). Under US GAAP net profit after tax was £577 million (2004: £434 million; 2003: £286 million). Net liabilities under UK GAAP at 30 June 2005 were £34 million (2004: net assets of £90 million). Under US GAAP, net assets were £818 million (2004: £812 million).
The principal differences between US GAAP and UK GAAP, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, derivatives, capitalisation of interest, fixed asset investments, development costs, deferred taxation and proposed equity dividends. For a further explanation of the differences between US GAAP and UK GAAP, see note 27 of the Consolidated Financial Statements included within Item 18.
CRITICAL ACCOUNTING POLICIES
The application of UK GAAP often requires our judgement when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A description of our significant accounting policies is disclosed in the notes to the Consolidated Financial Statements within Item 18, and our critical accounting policies are discussed below.
We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under UK GAAP.

We consider that our accounting policies in respect of the following are critical:
Goodwill
Where the cost of acquisition of an entity exceeds the fair value attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires our judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves.
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
At 30 June 2005, the carrying value of goodwill amounted to £301 million (2004: £417 million) and represented 13% (2004: 18%) of our total assets. Applying the lives referred to in the previous paragraph has resulted in this year’s charge for amortisation amounting to £116 million (2004: £119 million; 2003: £121 million). The charge in fiscal 2004 included a provision of £3 million against goodwill which arose on the acquisition of Planetfootball.com Limited (a company which provides website services to the sports industry). The charge in fiscal 2003 included a provision of £5 million against goodwill which arose on the acquisition of Opta (a sports media and information company, a subsidiary of SIG, which provided statistics on the sports industry).
Goodwill impairment reviews are also an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We completed two significant acquisitions in fiscal 2001. These were the acquisitions of the 67.5% of BiB not previously owned by us and 100% of SIG (a company that we acquired in July 2000, which owns a bookmaker which operates telephone and interactive betting services under the brand name “Sky Bet”). In accordance with FRS No. 11, “Impairment of Fixed Assets and Goodwill”, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with our strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.
The treatment of goodwill under US GAAP differs significantly from that under UK GAAP. Under US GAAP, goodwill is not amortised over its useful life; instead, it is tested for impairment on an annual basis and whenever indicators of impairment arise. As is the case under UK GAAP, goodwill impairment reviews are an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. Furthermore, the goodwill arising on the increase of our interest in GSB to 49.5% in March 1998, which was included in the calculation of the loss on disposal, had previously been eliminated against reserves under UK GAAP, but was held as an intangible asset under US GAAP (see note 27 of the Consolidated Financial Statements included within Item 18 for further details).
Revenues and bad debt provisions
The main source of our revenue is from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers in advance on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and the applicable wholesale prices. The overriding principle followed is to recognise revenues in line with the provision of service, and accordingly, this leaves little scope for subjectivity. In fiscal 2005, subscription revenues from DTH subscribers and cable companies comprised 79% of total turnover (2004: 79%; 2003: 80%).
Management judgement is required to evaluate the likelihood of collection of customer debt. This evaluation requires estimates to be made, and a provision is made for those amounts which we determine are unlikely to be recovered. Currently, our provision is partly based upon the historical trends in the percentage of total subscriber debts which are not recovered. As DTH subscriber revenues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales. Additionally, more detailed reviews are carried out in respect of more significant balances, which include cable subscriber revenues, whereby specific provisions are made where deemed appropriate.
The remaining 21% of turnover (2004: 21%; 2003: 20%) comprises advertising, Sky Bet, Sky Active and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Sky Bet revenues represent amounts receivable in respect of bets placed on events which occur in the year and net customer losses in the year in respect of the on-line casino operations and casino-style interactive roulette games.
Under UK GAAP, betting costs from on-line casino operations and casino-style interactive roulette games are offset against betting revenues within “turnover”, and costs from all other betting are shown within “operating expenses, net”. Our treatment under US GAAP of costs from betting, aside from on-line casino operations and casino-style interactive roulette games, differs from that under UK GAAP (see note 27 of the Consolidated Financial Statements included within Item 18 for further details).
Tangible fixed assets
Tangible fixed assets represented 23% of our total assets (2004: 16%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in note 1 of the Consolidated Financial Statements included within Item 18. We estimate the useful life of these assets based on their periods of expected use and this estimation is judgemental. We review the period of expected use on a regular basis. We begin amortisation of these assets when they become available for use. Tangible fixed asset impairment reviews are also an area requiring our judgement in determining whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from the asset using cash flow projections, and discounted using an appropriate rate. We perform impairment reviews if events or circumstances indicate that the carrying value of tangible fixed assets may not be recoverable. There have been no material impairments in the current year.
FRS No. 15, “Tangible Fixed Assets”, specifies criteria for the recognition of tangible fixed assets, including a detailed definition of costs that are capitalised in relation to self-constructed assets. As at 30 June 2005, the net book value of costs capitalised on the balance sheet in respect of our CRM project was £160 million (2004: £118 million). Capitalised costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. All of the CRM project costs capitalised during the year were associated with the CRM systems (2004: 100%). These assets are being depreciated over periods of between three and four years. All CRM-related assets were brought into use in September 2005. The only difference between UK GAAP and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see note 27 of the Consolidated Financial Statements included within Item 18 for further details).

Amortisation of programme stock
A significant proportion of programming costs relate to the amortisation of television programme rights. Programming costs constituted 49% of operating expenses after goodwill and exceptional items in the year (2004: 54%; 2003: 55%). Our investments in television programme rights are amortised over the planned number of showings according to the type of programme right, with the exception of movie rights and certain sports rights, which are discussed below. The amortisation methods used are based on programme genre and have been based on the repeatability and value to us of showing the programme. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the programme to the cost of the programme rights. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Our own in-house movie productions are amortised in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortisation of each contract was previously based on anticipated revenue. From fiscal 2005, these contracts are now amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights was determined to be more appropriately aligned with a straight-line amortisation profile. This change in estimate did not have any impact on the amortisation charge for fiscal 2005, as all associated programme stock would be fully amortised over the fiscal year under either method. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group’s treatment of amortisation of programme stock between UK GAAP and US GAAP.
Deferred tax
We recognise deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.
We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.
At 30 June 2005, we have recognised a deferred tax asset of £100 million (2004: £151 million) and have unrecognised deferred tax assets of £330 million (2004: £450 million) in respect of capital losses related to the Group’s holding of KirchPayTV, £24 million (2004: £21 million) in respect of capital losses in respect of football clubs and other investments, £14 million (2004: £13 million) on UK losses in the Group and £64 million (2004: £64 million) on trading losses in the Group’s German holding companies of KirchPayTV. The Directors consider that at 30 June 2005 there was sufficient evidence to support the recognition of our deferred tax asset on the basis that it was more likely than not that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.
The treatment of deferred tax under US GAAP differs from that under UK GAAP (see note 27 of the Consolidated Financial Statements included within Item 18 for further details).

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
Non-operating exceptional items are defined by UK GAAP, although management judgement is required in determining whether such items are individually sufficiently material or if of a similar type, in aggregate, to warrant separate disclosure. These items are included below operating profit in the profit and loss account, within the same separate column as the operating exceptional items.
The treatment of exceptional items under US GAAP differs from that under UK GAAP (see note 27 of the Consolidated Financial Statements included within Item 18 for further details).
ADOPTION OF NEW ACCOUNTING STANDARDS
No new UK GAAP accounting standards were adopted during fiscal 2005.
In fiscal 2004, the following UK GAAP accounting standard came into force and was adopted by us:
UITF abstract 38 — Accounting for ESOP trusts (“UITF 38”)
This abstract requires that the Company’s shares held by the Group’s ESOP, which were previously held within fixed asset investments, be presented as a deduction from shareholders’ funds. In addition, the charge to the profit and loss account in relation to awards under the Long-Term Incentive Plan (“LTIP”), the Key Contributor Plan (“KCP”) and the Equity Bonus Plan (“EBP”), which was previously based on the cost of shares held by the ESOP, is now based on the difference between the market price on the date of grant and the exercise price. The adoption of UITF 38 was treated as a prior year adjustment with comparative figures being restated accordingly.
No new UK GAAP accounting standards were adopted during fiscal 2003.
Details of new US GAAP accounting standards issued during the year are given in note 27 of the Consolidated Financial Statements included within Item 18.
Adoption of IFRS
The Group will be reporting its financial results in accordance with IFRS, as adopted by the European Union (“EU”), from 1 July 2005. The transition date for the Group’s adoption of IFRS of 1 July 2004 is determined in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards”. This transition date complies with the Securities and Exchange Commission’s (“SEC”) decision to provide an exemption from the provision of a second year of comparative financial information for foreign registrants in the first year in which they adopt IFRS. In subsequent years, the Group will produce two years of comparative financial information for SEC reporting purposes.
As noted in the 2004 Annual Report on Form 20-F, the Group established an IFRS transition steering committee to oversee the transition to IFRS. The Committee’s main responsibilities have been monitoring the progress of a dedicated transition working group, making key decisions relating to the transition, and reporting to the Audit Committee in relation to the transition. Implementation plans have been completed to modify the Group’s procedures, systems and controls, and an IFRS training programme for the Group’s finance function has also been completed.

Some uncertainties remain as to whether the International Accounting Standards Board (“IASB”) and other related bodies will issue new or revised standards that, subject to their adoption by the EU, will either be mandatory for the Group’s 30 June 2006 financial statements, or may be adopted early voluntarily. Such uncertainties limit the Group’s current ability to assess the final impact of IFRS on its financial statements.
Particular uncertainty surrounds IAS 39 “Financial Instruments: Recognition and Measurement”, which has been adopted by the EU on a partial basis, with certain requirements of the standard issued by the IASB having been removed (the “carve-outs”). The carve-outs relate to the use of the full fair value option in accounting for certain types of financial liabilities that the Group does not currently hold and a method of hedging interest rate risk that the Group currently does not employ. Therefore the current modifications to IAS 39 have not affected the Group and we expect that the Group will be compliant with both the IASB and the EU versions of the standards.
The adoption of IFRS will lead to some significant changes in the Group’s accounting policies, results, and the presentation of its financial statements, and other disclosures within the Annual Report on Form 20-F, which are currently in accordance with UK GAAP. Based on the Group’s assessment of current IFRS requirements, the principal effects on the Group’s financial statements are as follows:
Share-based payments
Under UK GAAP, the Group recognises a charge in the profit and loss account for its LTIP, EBP and KCP based on the difference between the exercise price of the award and the market price of a BSkyB share on the date of grant (the “intrinsic value”). No charge is recognised in respect of the Executive Share scheme, as the awards had an intrinsic value of nil, nor in respect of the Sharesave scheme due to a specific exemption under UK GAAP for such schemes.
Under IFRS 2 “Share-based Payment”, the Group is required to recognise a charge in the income statement for all share options and awards, based on the fair value of the awards as calculated at the grant date using an option-pricing model. This method of valuation is used to calculate the charge for all share option schemes, including the Executive and Sharesave Schemes, resulting in an additional charge under IFRS compared to UK GAAP.
Financial instruments and hedge accounting
The Group manages its interest rate and foreign currency exposures using a combination of interest rate swaps, cross-currency interest rate swaps, options on interest rate swaps (“swaptions”), forward exchange contracts and currency options (collars).
Under UK GAAP, where the Group has taken out financial instruments to provide an economic hedge for foreign currency exposures, the rates inherent in the hedging contracts are used to translate the hedged items. The derivative financial instruments are not recognised on the balance sheet, and the gain or loss on the instrument is not recognised in the profit and loss account until maturity of the instrument.
Under IFRS, the Group is required to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates at each balance sheet date. This results in foreign currency creditors, programming additions and amortisation, US dollar debt and accrued interest thereon being initially recorded at the spot exchange rates at the transaction date, with restatement of foreign currency creditors, US dollar debt and accrued interest at each balance sheet date. The Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. Where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in its fair value) that is determined to be an effective hedge is initially recognised through equity in a hedging reserve, and is then reclassified to the income statement during the same periods in which the underlying hedged exposure affects the income statement.
The Group’s foreign exchange hedging policy was revised during the year to extend the maturity profile of hedging instruments to match the time horizon of the underlying contracts more appropriately, and to extend the range of permitted instruments to protect exposures rather than fix transaction rates. The Group does not see a requirement to change its current hedging policy as a result of the new requirements for achieving hedge accounting under IAS 39 and expects to be able to achieve hedge accounting for the majority of its derivative financial instruments.
Goodwill
Under UK GAAP, the Group amortises goodwill on a straight-line basis over periods of no longer than 20 years. Under IFRS, the Group’s goodwill balances that existed at the date of transition to IFRS are no longer amortised and instead are subject to annual impairment testing.
Furthermore, under UK GAAP, goodwill arising on acquisition which had been written off to reserves is recycled to the profit and loss account on disposal of the investment. Under IFRS, any such goodwill remains written off against reserves, resulting in a different gain or loss on disposal of such investments.
Dividends
Under UK GAAP, a dividend declared after the balance sheet date, but before the date of signing the financial statements, is treated as an adjusting post balance sheet event, and the associated dividend payable is recorded as a liability within the year end balance sheet. Under IFRS, such a dividend is recorded as a liability in the accounting period in which it is approved.
Intangible assets
Certain assets, principally software acquired and developed that is not integral to a related item of hardware, which are classified as tangible fixed assets under UK GAAP must instead be classified as intangible assets under IFRS. These assets are reclassified on transition to IFRS, and continue to be amortised over their useful economic lives, which have not changed as a result of the reclassification. In addition, under IFRS, certain smartcard development expenditure that was expensed under UK GAAP, must be capitalised.
Presentation of the financial statements
IAS 1 “Presentation of Financial Statements” (“IAS 1”) does not provide definitive guidance on the format of the income statement or balance sheet, but stipulates certain line items that, as a minimum, must be disclosed. Additional line items, headings and subtotals are presented on the face of the Group’s income statement and balance sheet where such presentation is relevant to the understanding of the Group’s financial performance. IAS 1 includes a requirement that all deferred tax assets must be classified as non-current assets under IFRS.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Our Directors are as follows:

Name	Age	Position with the Company

Chase Carey	51	*Director
Jeremy Darroch	43	Director (Chief Financial Officer)(i)
David DeVoe	58	*Director
David Evans	65	**Director
Nicholas Ferguson	57	**Director
Andrew Higginson	48	**Director(ii)
Allan Leighton	52	**Director (Audit Committee Chairman)
James Murdoch	32	Director (Chief Executive Officer)
Rupert Murdoch	74	*Chairman
Jacques Nasser	57	**Director (Remuneration Committee Chairman)
Gail Rebuck	53	**Director
Lord Rothschild	69	**Director (Deputy Chairman & Senior Independent Non-Executive Director)
Arthur Siskind	67	*Director
Lord St John of Fawsley	76	*Director
Lord Wilson of Dinton	63	**Director (Corporate Governance & Nominations Committee Chairman)

*	Non-Executive

**	Independent Non-Executive

(i)	Jeremy Darroch was appointed as Chief Financial Officer (“CFO”) of the Company with effect from 16 August 2004, following Martin Stewart’s resignation from the Board of the Company on 4 August 2004.

(ii)	Andrew Higginson was appointed as a Director of the Company on 1 September 2004.
Our senior executives who are not members of the Board of Directors (“Senior Executives”) are as follows:

Name	Age	Position with the Company

Dawn Airey	44	Managing Director, Sky Networks
James Conyers	40	General Counsel
Beryl Cook	44	Director for People and Organisational Development
Robin Crossley	47	Strategic Adviser, Technology
Mike Darcey	40	Group Director of Strategy
Julian Eccles	47	Director of Corporate Communications and Corporate Affairs
Jon Florsheim	45	Chief Marketing Officer
Richard Freudenstein	40	Chief Operating Officer
David Gormley	42	Company Secretary
Jeff Hughes	35	Group Director for IT and Strategy
Nick Milligan	44	Managing Director, Sky Media
Vic Wakeling	62	Managing Director, Sky Sports
Alun Webber	39	Group Director of Engineering and Platform Technology

None of the Senior Executives listed above hold more than 1% of the issued share capital in the Company.
Further information with respect to the Directors and Senior Executives is set forth below.

Board of Directors
Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer (“CEO”) of The DIRECTV Group, Inc. (“DIRECTV”) and serves on the Boards of Gateway, Inc. and Yell Group plc. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group (“FEG”). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited (“Star”), Director of NDS Group plc (“NDS”) and Director of Gemstar-TV Guide International, Inc. (“Gemstar”).
Jeremy Darroch was appointed as Chief Financial Officer (“CFO”) and a Director of the Company on 16 August 2004. Mr Darroch joined Dixons Group plc (“Dixons”) in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. Mr Darroch is a member of the 100 Group of Finance Directors.
David DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990, Senior Executive Vice President of News Corporation since January 1996, CFO and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990. Mr DeVoe has been a Director of News America International (“NAI”) since January 1991 and a Director of Star since July 1993. Mr DeVoe has also been a Director of FEG since 1991 and a Senior Executive Vice President and CFO since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.
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
Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004. Mr Ferguson is Chairman of SVG Capital, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.
Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc (“Tesco”). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.
Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992. In September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned all of these positions in September 2000. Mr Leighton is Non-Executive Chairman of BHS Limited and Royal Mail Group plc and is a Non-Executive Director of George Weston Limited and Selfridges & Co Limited.
James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch’s appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation’s Board of Directors and Executive Committee and served on the Board of NDS. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.

Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001, DIRECTV since 2003 and China Netcom Group Corporation (Hong Kong) Limited since October 2004.
Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser serves on the Board of Quintiles Transnational Corporation, Brambles Industries and the International Advisory Board of Allianz A.G. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. Because of Mr Nasser’s significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser’s work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.
Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited (“Random House”), the UK’s largest trade publishing company. In 1982, Ms Rebuck became a founder Director of Century Publishing (“Century”). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government’s Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year’s Honours List.
Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management, which is now part of UBS, and J Rothschild Assurance, the life assurance company now part of St James’s Place Capital plc. From Oxford University Lord Rothschild joined the family bank, N.M. Rothschild & Sons, and subsequently ran the corporate finance department and became chairman of the executive committee, before leaving N.M. Rothschild & Sons in 1980 to develop his interests in the financial sector. In addition to his career in the world of finance, he has been involved in philanthropy and public service.
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind has been a member of the Bar of the State of New York since 1962.
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
Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. He has been a Non-Executive Director of Xansa plc since April 2003. Lord Wilson entered the Civil Service as an assistant principal in the Board of Trade in 1966. Lord Wilson subsequently served in a number of departments, including 12 years in the Department of Energy, where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. Lord Wilson headed the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and, after two years in the Treasury, was appointed Permanent Secretary of the Department of the Environment in 1992. Lord Wilson became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. Lord Wilson was made a peer in November 2002.
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
Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinton was immediately appointed as an Alternate Director of the Company. Mr Hinton was appointed President of Murdoch Magazines in the US in 1990, two years later becoming CEO of Fox Television Stations and in 1995 he became Executive Chairman of News International Limited. Mr Hinton is a member of News Corporation’s Executive Committee. In 1996 he joined the board of the Press Association in Britain, and this year was appointed a Non-Executive Director of Johnston Press plc.
Senior Executives
Our Senior Executives are as follows:
Dawn Airey joined us in January 2003 as Managing Director of Sky Networks. She is responsible for all wholly-owned Sky Channels (with the exception of Sky Sports) and is also responsible for Sky Media (airtime sales).
James Conyers joined us in April 1993 as Assistant Solicitor. During 1998 he was appointed as our Deputy Head of Legal and Business Affairs. In January 2004 he was appointed as our Head of Legal and Business Affairs, and in September 2005 he was appointed as our General Counsel.
Beryl Cook joined us in April 2004 as our Director for People and Organisational Development.
Robin Crossley joined Sky in 1988 and was appointed National Operations Manager in 1989. He left in 1991 but subsequently rejoined us in June 1995 as Director of Digital Development. In January 2001 he was appointed Strategic Adviser, Technology.
Mike Darcey joined us in February 1998 as our Head of Strategic Planning and has served as our Group Director of Strategy since July 2002.

Julian Eccles joined us in March 2000 as our Director of Communications and Corporate Affairs. He will be leaving the Company following the transition to a new Group Director of Communications, who will be appointed with effect from 1 November 2005.
Jon Florsheim joined us in April 1994 as Marketing Director, Direct to Home and in October 1998, he was appointed Director of Distribution and Marketing. In August 2000, Mr Florsheim was appointed as Managing Director, Sales, Marketing and Interactive and in March 2005 he was appointed as Chief Marketing Officer.
Richard Freudenstein joined us in October 1999 as General Manager and was appointed as Chief Operating Officer in October 2000.
David Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.
Jeff Hughes joined us in May 2005 as our Group Director for IT and Strategy.
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
Except as set forth in this item, there is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or Senior Executive.
EMPLOYEES
The average monthly number of full time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2005	2004	2003

Programming	1,424	1,295	1,106
Transmission and related functions	1,403	1,394	1,383
Marketing	238	209	199
Subscriber management	5,662	5,418	5,381
Administration	1,079	1,051	954
Betting	152	133	109

	9,958	9,500	9,132

There were approximately 278 temporary staff included within the average number of full time equivalent people employed by the Group during the 2005 fiscal year.
CORPORATE GOVERNANCE
The Company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (“NYSE”), is obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE’s corporate governance listing standards. Furthermore, the Company must comply fully with the provisions of the listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC and the NYSE under the US Sarbanes-Oxley Act of 2002.
The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are generally consistent with the standards, with the following exception. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors. The Company’s Corporate Governance & Nominations Committee is made up of a majority of Independent Non-Executive Directors.
In July 2003, the UK Financial Services Authority issued the revised code on Corporate Governance (the “Combined Code”). The Combined Code applies to companies listed on the London Stock Exchange for reporting years beginning on or after 1 November 2003, and therefore in relation to the Company from the financial year ended 30 June 2005. Accordingly, this Annual Report on Form 20-F explains the Company’s compliance with the Combined Code during the financial year ended 30 June 2005.
The Company is committed to high standards of corporate governance and, except as noted below, has complied throughout the year with the best practice provisions of the Combined Code.
THE BOARD
The Board currently comprises fifteen Directors, made up of the CEO and CFO (the “Executive Directors”) and thirteen Non-Executive Directors, nine of whom are deemed to be independent under the provisions of the NYSE’s corporate governance listing standards and eight under the provisions of the Combined Code. The Non-Executive Directors of the Company bring a wide range of experience and expertise to the Company’s affairs, and they carry significant weight in the Board’s decisions.
The roles of the Chairman and CEO are separate and have been since the Company obtained its listing in 1994. Lord Rothschild holds the position of Senior Independent Non-Executive Director and Deputy Chairman.
BOARD PRACTICES
The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During the financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group. A schedule of matters reserved for the full Board’s determination and/or approval is in place, which includes:

•	approval of the annual budget and any changes to it;

•	a major change in the nature, scope or scale of the business of the Group;

•	approval of the interim and final financial results;

•	approval of any dividend policy;

•	changes relating to the Group’s capital structure, including reductions of capital and share buy-backs;

•	the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;

•	the entering into by the Group of a commitment or arrangement (or any related series of commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value.
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
The Board notes that provision A.7.2 of the Combined Code requires that Directors who have been serving on the Board for more than nine years should retire and stand for re-election at each AGM. The Company does not currently comply with this provision, as Directors who were previously elected by the shareholders prior to the introduction of this provision shall only be subject to annual re-election from the expiry of the current term of office that the Director is serving.
A committee of senior management generally meets on a weekly basis to allow prompt discussion of relevant business issues. It is chaired by the CEO and comprises the CFO and other Senior Executives from within the Group.
Following appointment to the Board, all new Directors receive an induction tailored to their individual requirements. The induction process involves a meeting with all of the Company’s Executive Directors and Senior Executives. This facilitates their understanding of the Group and the key drivers of the business’ performance. The Directors are also provided with copies of the Company’s corporate governance practices and procedures.
Directors regularly receive additional information from the Company between Board meetings, including a monthly report which is sent to all the Directors updating them on the performance of the Group.
Where appropriate, additional training and updates on particular issues are arranged. For example, over the last financial year the Audit Committee has received specific briefings on the introduction of IFRS and its likely impact on future reporting by the Company. The Board has also received a briefing on the new Disclosure and Listing Rules which became effective from 1 July 2005.
During the fiscal year, the Directors carried out an evaluation of the performance of the Board, its Committees and individual Directors. The process was carried out internally and was driven by the Corporate Governance & Nominations Committee, with the assistance of the Company Secretary and members of the legal department. The evaluation confirmed that the Board was satisfied with the Board’s overall performance but identified some areas for improvement which are now being addressed.
During the fiscal year, the Senior Independent Non-Executive Director held a formal meeting of the Non-Executive Directors, without Executive Directors present, to discuss the functioning of the Board. As a result of this meeting certain changes to the operation of the Board and its Committees will be implemented. There was also a meeting of the Non-Executive Directors without the Chairman present to evaluate his performance led by the Senior Independent Non-Executive Director.
Following this year’s review the Corporate Governance & Nominations Committee and Board have confirmed that all Directors standing for re-election at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.
Board Committees
Remuneration Committee
The Remuneration Committee, on behalf of the Board, is principally concerned with the remuneration (in all its forms) of Executive Directors and other Senior Executives who report directly to the CEO, as well as the review of the design and structure of the Group’s package of employee incentives. The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work.
The members of the Remuneration Committee are Jacques Nasser (Chairman), David Evans and Nicholas Ferguson, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.
Rupert Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee: their attendance at these meeting is as observers only and in a non-voting capacity.

Corporate Governance & Nominations Committee
The Corporate Governance & Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Lord Rothschild and Arthur Siskind. The Corporate Governance & Nominations Committee met twice during the year. Its main duties include:

•	the identification and nomination, for approval by the Board of candidates to fill Board vacancies as they arise;

•	the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge and experience on the Board;

•	the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;

•	the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitment, term of office and committee service as well as their duties and liabilities as a Director, including details of the Company’s Corporate Governance policies and Directors & Officers Liability Insurance Cover;

•	the monitoring of the Company’s compliance with applicable Codes and other requirements of Corporate Governance;

•	the supervision of the annual review by the Board of the independence of directors and the performance of the Board and individual directors.
Both Andrew Higginson and Jeremy Darroch were appointed as Directors during the fiscal year. Their nomination and recruitment to the Board was completed in fiscal 2004 and was explained in this item in the Company’s 2004 Annual Report on Form 20-F. There have been no nominations to the Board during the year.
The Corporate Governance & Nominations Committee led the evaluation of the Board that was completed during the year, the results of which are discussed earlier in this Item (see “Board Practices” above).
The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to the independence status of the current Non-Executive Directors as disclosed in the previous year.
The Corporate Governance & Nominations Committee also reviewed the letter of appointment of the Non-Executive Directors. All Non-Executive Directors who have been appointed to the Board of Directors since the introduction of the Combined Code in 2003, have signed letters of appointment with the Company. Following the review of the letter it is now in the process of being signed by the rest of the Non-Executive Directors.
Audit Committee
The Audit Committee, which consists exclusively of Independent Non-Executive Directors, has clearly defined terms of reference as laid out by the Board. The composition of the Audit Committee is currently Allan Leighton (Chairman), Gail Rebuck and Andrew Higginson, who joined the Board on 1 September 2004. Until Mr Higginson joined the Committee, its composition did not comply with the Combined Code. The CFO and representatives from the external auditor and the internal auditor attend meetings at the request of the Audit Committee members. It is also usual practice for the CEO to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings from time to time and the Company Secretary is Secretary to the Committee. The Audit Committee Chairman reports regularly to the Board on its activities. David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee: their attendance at these meetings is as observers only and in a non-voting capacity. Following Mr Higginson’s appointment, all three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10A-3(b)(i) under the US Securities Exchange Act of 1934. The members have wide ranging experience that they bring to the work of the Audit Committee. The Audit Committee met seven times during the year. Its duties include:

•	making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing with the external auditors the nature, scope and fees for the external auditors’ work;

•	reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financial statements of the Group;

•	reviewing and approving the Group’s US Annual Report on Form 20-F prior to its filing;

•	reviewing the Group’s significant accounting policies;

•	reviewing the Group’s systems of internal control;

•	reviewing the Group’s treasury policies;

•	reviewing the plans, findings and resources of the Group’s internal audit function and assessing its effectiveness annually;

•	monitoring the Group’s whistle-blowing policy;

•	approving non-audit services provided by Deloitte & Touche LLP.
News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing cumulatively all transactions which have been entered into during the year and which exceed £100,000 in value.
Furthermore, Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, must also be submitted to the full Board for approval.
COMPENSATION
The Executive Directors’ and Senior Executives’ compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Remuneration Committee (the “Committee”) to ensure that it is achieving the Group’s objectives.
Salary
The basic salary for each Executive Director and Senior Executive is determined by the Committee taking account of the recommendation of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates.
Annual bonus
Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. The level of award is dependent on both personal performance during the relevant financial year and the performance of the Group through the achievement of commercial and strategic objectives.
The performance measures that are used in calculating the bonus of the CEO and the CFO are operating profit, free cash flow and growth in DTH subscribers. For the Senior Executives these measures amount to

75% of that person’s bonus, with the remaining 25% based on individual Key Performance Indicators pertinent to the Senior Executives’ business responsibilities.
Long Term Incentive Plan
The Company operates an LTIP, under which awards may be made to any Executive Directors and Senior Executives of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee.
Design of LTIP plan
During the year the Committee reviewed the operation of the LTIP. This involved discussions with management, advisors and consultation with institutional shareholder groups.
In reviewing the design of the LTIP, the Committee adopted a proposal which they felt reduced Executives’ reliance on annual vesting of LTIP awards. The proposal was that, in year one, an Executive be granted an award of shares that would vest after three years, subject to performance conditions. In year two, a further discretionary award, of up to 100% of the year one award, could be made. This award would vest at the same time as the year one award.
By granting awards in this way, participants could potentially receive awards annually but vesting would take place every two years. Shareholders were consulted initially on these changes and suggestions they made were adopted in drawing up the detailed programme, and shareholders were again consulted when the revised proposals were made.
The awards vest, in full or in part, dependent on the satisfaction of specified performance targets. Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award.
During the fiscal year, awards under the plan were made to James Murdoch and Jeremy Darroch. Further information on these awards can be found in this Item (see “2004 Awards” below).
Performance conditions attaching to past LTIP awards
The Committee noted that awards made in 2004 were subject to new performance conditions. However, certain Senior Executives held LTIP awards granted previously which were all subject to different performance targets. The Committee noted the need for alignment of performance goals and the possibility of confusion in respect of awards from different years. The Committee therefore discussed how outstanding 2003 and 2002 awards might be aligned to the new performance conditions.
Before making any changes, the Committee consulted with a range of shareholders on their views about changing the performance conditions, which ensured that the value of the shares with legacy conditions equated, broadly, to the value of shares under the new conditions.
The Committee agreed therefore that, as the awards were due to vest annually on 31 July, 31 July 2004 would be used for the date of the switch over of the performance conditions. For an award that had been made on 31 July 2003 and was subject to vesting over three years, at 31 July 2004, (the date that performance conditions were to be switched over), the award was assumed to be one third through its vesting period. Therefore, one third of the award would be subject to testing under the old performance conditions and two thirds of the award would be subject to testing under the new performance conditions.
In order to calculate a fair estimate of the number of shares which might have vested under legacy performance conditions, a recognised option pricing model was employed. This calculated that, of the one third of 2003 awards being measured at the switchover date, 20% would have vested and the balance would have lapsed. Of the two thirds of the 2002 awards being measured at the switchover date, 43% would have vested and the balance would have lapsed.

Following these changes, further discussions were held with some of our shareholders to seek feedback on the changes and they were broadly supportive of the Committee’s recommendations.
2004 Awards
The performance conditions attaching to the 2004 awards are subject to 70% on internal measures and 30% on the Total Shareholder Return (“TSR”) measures. The internal measures are DTH subscriber growth, free cash flow per share and earnings per share. The TSR is measured solely against the FTSE 100.
Details of outstanding awards under the LTIP are shown below:

	Number of shares under award
									Market
	At	Granted	Exercised		Lapsed		At		price at		Date from
Name of	30 June	during the	during the		during the		30 June	Exercise	date of	Date of	which	Expiry
Director	2004	year	year		year		2005	price	exercise	award	exercisable	date

James Murdoch	—	450,000	—		—		450,000	£0.00	—	11.08.04	11.08.07	11.08.14
Jeremy Darroch	—	250,000	—		—		250,000	£0.00	—	16.08.04	16.08.07	16.08.14
Martin Stewart	150,000	—	150,000	(ii)	—		—	£8.30	£5.71	21.11.01	n/a	n/a
	113,555	—	5,200	(ii)	—		108,355	£5.55	£5.71	02.08.02	31.07.05	31.07.12
	113,555	—	—		113,555	(i)	—	£5.55	—	02.08.02	n/a	n/a
	5,733	—	765	(ii)	—		4,968	£5.60	£5.71	13.08.02	31.07.05	31.07.12
	5,733	—	—		5,733	(i)	—	£5.60	—	13.08.02	n/a	n/a
	220,000	—	—		220,000	(i)	—	£0.00	—	13.08.03	n/a	n/a

In previous years, awards under the LTIP took the form of market value options with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which did not attract a cash bonus.
The awards granted during 2003 and 2004 took the form of nil-priced options and were not enhanced to meet the employer’s National Insurance obligations.
Notes:

(i)	These awards were released on 31 July 2004. Further details can be found in this Item (see “Agreements with Martin Stewart” below).

(ii)	These awards vested on 31 July 2004 and were exercised by Martin Stewart during the fiscal year. The aggregate amount that he received was £890,560. In 2004, the aggregate amount received by Directors was £12,789,000.
Equity Bonus Plan
In August 2002, the Company introduced an EBP for Executive Directors and Senior Executives. This plan is no longer being used by the Company.
Details of outstanding awards under the EBP are shown below:

	Number of shares under award(i)
									Market
	At	Granted	Exercised		Lapsed		At		price at	Date from
Name of	30 June	during the	during the		during the		30 June	Exercise	date of	which	Expiry
Director	2004	year	year		year		2005	price(i)	exercise	exercisable	date

Martin Stewart	26,000	—	26,000	(ii)	—		—	n/a	£5.71	n/a	n/a
	26,000	—	—		26,000	(iii)	—	n/a	n/a	n/a	n/a
	55,000	—	—		55,000	(iii)	—	n/a	n/a	n/a	n/a

Notes:

(i)	Awards under the EBP take the form of a contingent right to acquire existing shares in the Company at the vesting date, for nil consideration.

(ii)	These awards vested on 31 July 2004 and were exercised by Martin Stewart during the fiscal year. The aggregate amount that he received was £148,460 (2004: nil).

(iii)	These awards were released on 31 July 2004. Further details can be found in this Item (see “Agreements with Martin Stewart” below).
Management LTIP
The Company operates a Management LTIP. It is the intention that designated managers will participate in the Management LTIP, except for Executive Directors and Senior Executives. Previously this scheme was only open to a small number of Executives within the Group but this is to change going forward (see “Executive Schemes” below). Awards under this scheme are made at the discretion of the CEO. The Management LTIP is a replicate scheme of the LTIP, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the issue of shares purchased in the market.
Share option schemes
The Company operates Her Majesty’s Revenue & Customs (“HMRC”) Approved and Unapproved Executive Share Option Schemes (“Executive Schemes”) and a Sharesave Scheme.
Executive Schemes
Previously, grants under the Executive Schemes were made on an annual basis. The Company has decided that going forward it will grant awards under the Management LTIP and that no awards will be issued under the Executive Schemes.
Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. No options were granted to any of the Executive Directors or Senior Executives under the Executive Schemes during the fiscal year (2004: nil).
The Company followed a policy of granting options to employees, at the discretion of the relevant Senior Executives.
Awards granted under the Executive Schemes have been based on Earnings Per Share (“EPS”) targets. The use of EPS as a performance measure for the awards aligns the interests of employees with those of shareholders. Growth in EPS will have to exceed the Retail Prices Index (“RPI”) plus 3% per annum in order for awards to vest.
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
The Executive Schemes expired on 23 November 2004, and an ordinary resolution was approved by shareholders at the 2004 AGM authorising the renewal of the scheme for a further ten years.
Sharesave Scheme
The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middlemarket price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results. Jeremy Darroch was granted an option on 1 October 2004 over 4,281 shares at an exercise price of 386p per share under the terms of the Sharesave Scheme. This option becomes exercisable on 1 February 2010 and will lapse on 1 August 2010.
Pensions
The Group provides pensions to eligible employees through the BSkyB Pension Plan (“Pension Plan”), which is a defined contribution plan. Employees may contribute up to 4% of pensionable salary into the Pension Plan each year and the Group makes an employer’s contribution of up to a maximum of 8% of pensionable salary. Contributions into the approved plan are subject to HMRC limits. The Group does not currently operate a Supplementary Pension Scheme in excess of the HMRC earnings cap.
For those Executive Directors and Senior Executives whose Pension Plan contributions are restricted due to HMRC limits, employee contributions are reduced and, where employer contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% employer contribution rate. This is currently under review following the pensions simplification proposals announced by HMRC.
The amounts received by the Executive Directors during the 2005 fiscal year under pension arrangements are detailed below.
Martin Stewart received a payment of £6,365 (2004: £10,511; 2003: £4,213) in relation to the shortfall in his pension arrangements. Employer contributions of £16,780 (2004: £25,171; 2003 £27,473) were paid into the Pension Plan.
James Murdoch received a payment of £23,125 (2004: £3,854; 2003: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £36,555 (2004: £6,092; 2003: nil) were paid into the Pension Plan.
Jeremy Darroch received a payment of £6,219 (2004: nil; 2003: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £26,949 (2004: nil; 2003: nil) were paid into the Pension Plan.
Other benefits
Executive Directors are entitled to a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan and medical insurance.
Service agreements
Policy
The Committee introduced a policy that Executive Directors’ service agreements will contain a maximum notice period of one year. The Committee will consider on a case by case basis the terms of employment under which a departing Director is engaged. A large proportion of each Executive Director’s total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.
James Murdoch
James Murdoch has a service agreement with the Company which was deemed to commence on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. James Murdoch’s remuneration consists of a base salary of £825,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company, including earnings growth, subscriber growth, magnitude of free cash flow and such other criteria which may be agreed with James Murdoch. The amount paid in respect of the fiscal year ended 30 June 2005 was £1.2 million.

James Murdoch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance, an entitlement to participate in the LTIP and a relocation allowance (“Expense Allowance”) of £200,000 per annum up until 27 November 2006.
James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of six months.
On termination of the agreement, James Murdoch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination, plus his Expense Allowance equal to the value received over the previous twelve months, except that the Expense Allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination. James Murdoch would be entitled to a bonus in full if he terminated his employment for cause.
Jeremy Darroch
Jeremy Darroch has a service contract with the Company that commenced on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. Jeremy Darroch’s remuneration consists of a base salary of £500,000 per annum and an annual discretionary bonus to be agreed by the Committee. The Committee has determined that in respect of the fiscal year ended 30 June 2005 Jeremy Darroch’s bonus will be £640,000. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He also participates in the LTIP.
Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.
On termination of the agreement, Jeremy Darroch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. Jeremy Darroch would be entitled to a bonus in full if he terminated his employment for cause.
Agreements with Martin Stewart
Martin Stewart resigned as a Director of the Company on 4 August 2004. The Company agreed with Martin Stewart that he would serve his one year notice period from 1 August 2004 to 31 July 2005.
During the notice period, the non-compete terms of the agreement prevented Martin Stewart from taking up another position at a competing company, but did not stop him seeking employment elsewhere, with non-competing companies. Components of the package paid to Martin Stewart during this period were essentially the same as he would have received during normal employment except that:

a)	His annual bonus was paid out at the 2003 level, as a ‘proxy’ for a ‘normal’ annual bonus, and paid in two equal instalments on 31 January 2005 and 31 July 2005.

b)	He also received a sum of £1,273,982 to compensate him for the loss of the LTIP and EBP awards due to vest in 2005 and 2006. This was paid on 31 August 2004. The total payment was based on the average closing price of a BSkyB share for the period 1 January 2004 to 31 July 2004. The payment was a pro-rated amount as if his employment with the Company had ended on 31 July 2004, equal to 730/1096 of the LTIP and EBP award vesting in July 2005 and 365/1096 of the LTIP and EBP award vesting in August 2006. The balance of the 2002 LTIP award that did not vest at 31 July 2004 was carried over and measured at 31 July 2005.

2002 Awards

	The Company’s TSR performance
	against the FTSE 100

The Company’s TSR		Median	Upper	Upper
performance against the	Below	to upper	quartile	decile or
Media Comparator Group	median	quartile	or above	above

1st highest TSR	70%	80%	100%	100%
2nd highest TSR	60%	70%	95%	100%
3rd highest TSR	50%	65%	80%	90%
4th highest TSR	45%	55%	65%	75%
5th highest TSR	40%	50%	60%	70%
6th highest TSR	30%	40%	50%	60%
7th highest TSR or lower	5%	5%	5%	5%
At 31 July 2004, the Company was placed seventh against the Media Comparator Group and was below median against the FTSE 100, and therefore 5% of the award vested to Martin Stewart, representing 5,965 shares. Shares that did not vest have rolled over and vested subject to satisfaction of the performance conditions at 31 July 2005.
At 31 July 2005, the Company was placed eighth against the Media Comparator Group and was below median against the FTSE 100, and therefore 5% of the award vested to Martin Stewart, representing 5,666 shares. The remaining shares that Martin Stewart held under the award lapsed. Subsequent to the vesting of these shares it was agreed that the new performance conditions that applied to the 2002 LTIP awards (see “Performance conditions attaching to past LTIP awards” above), should be applied to the awards held by Martin Stewart and therefore the total number of shares that vested to him was 58,928 shares. The remaining shares that Martin Stewart held under the award lapsed.
50% of the award granted to Martin Stewart that was due to vest on 31 July 2005 was released by Martin Stewart on 31 July 2004 and was replaced by a pro-rata payment.

c)	During the notice period, Martin Stewart continued to participate in the Company’s pension scheme and received his company car and certain computer equipment.
Non-Executive Directors
The basic fees payable to the Non-Executive Directors, set by the Board of Directors, were £40,600 each for the financial year. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The basic fees payable to the Non-Executive Directors for the year ending 30 June 2006 will increase to £42,600. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee. The Chairman of the Board, the Audit Committee, the Remuneration Committee, the Corporate Governance & Nominations Committee and the Senior Independent Non-Executive Director each receive an additional £5,000 per annum. Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed.
During the year, the Committee was asked to review the level of fees paid to the Non-Executive Directors. The Committee made a recommendation to the Board which was accepted, that due to the greater time constraints and increased workload placed on the Chairman of the Board, the Audit Committee, the Remuneration Committee, the Corporate Governance & Nominations Committee and that of the Senior Independent Non-Executive Director, their additional fees be increased from £5,000 to £10,000 with effect from 1 July 2005.

The dates on which the Non-Executive Directors’ initial service agreements/letters of appointment commenced and current expiry dates are as follows:

Expiry date of
current service
agreement or letter
	Commencement Date	of appointment

Chase Carey(iii)	13 February 2003	3 November 2006
David DeVoe(i) (ii)	15 December 1994	4 November 2005
David Evans(i)	21 September 2001	4 November 2005
Nicholas Ferguson	15 June 2004	November 2007	*
Andrew Higginson	1 September 2004	November 2007	*
Allan Leighton(i)	15 October 1999	4 November 2005
Rupert Murdoch(i) (ii)	3 November 1990	4 November 2005
Jacques Nasser	8 November 2002	November 2007	*
Gail Rebuck	8 November 2002	November 2007	*
Lord Rothschild	17 November 2003	November 2007	*
Arthur Siskind(ii)	19 November 1991	4 November 2005
Lord St John of Fawsley(iii)	20 November 1991	3 November 2006
Lord Wilson of Dinton(i)	13 February 2003	4 November 2005

*	These letters of appointment will expire on the day of the Company’s November 2007 AGM, the date of which has yet to be agreed.
All Directors are subject to retirement by rotation and reappointment by shareholders in accordance with the Company’s current Articles of Association (see Item 10 “Memorandum and Articles of Association”).
Notes:

(i)	Directors retiring by rotation and offering themselves for reappointment by shareholders at the Company’s next AGM, to be held on 4 November 2005.

(ii)	Arthur Siskind is subject to annual reappointment by shareholders in accordance with requirement A.7.2. of the Combined Code as he has served as a Non-Executive Director for longer than nine years. For the same reason, and assuming that they are reappointed at the AGM of the Company to be held on 4 November 2005, Rupert Murdoch and David DeVoe will thereafter be subject to annual reappointment by shareholders.

(iii)	Chase Carey and Lord St John of Fawsley will be subject to retirement by rotation and reappointment by shareholders at the Company’s AGM in 2006, to be held on 3 November 2006. In accordance with the Company’s current Articles of Association, one-third of the Directors must retire by rotation. Therefore, assuming that the Board continues to comprise fifteen directors, five Directors will be required to retire by rotation at the Company’s AGM in 2006 (in addition to those then subject to annual reappointment). Accordingly, the remaining three Directors to retire by rotation in 2006 will be selected by drawing lots from those Directors who would otherwise be due to retire by rotation at the AGM of the Company to be held in 2007.
Non-Executive Directors’ service agreements do not contain a notice period.

Directors’ emoluments
The emoluments of the Directors for the years ended 30 June 2005, 2004 and 2003 are shown below:

						Total	Total	Total
				Total		emoluments	emoluments	emoluments
				emoluments		including	including	including
	Salary	Bonus		before		pensions	pensions	pensions
	and fees	scheme	Benefits	pensions	Pensions	2005	2004	2003

	£	£	£	£	£	£	£	£
Executive
James Murdoch	750,000	1,200,000	216,697	2,166,697	59,680	2,226,377	1,480,578	13,946
Jeremy Darroch(i)	440,000	640,000	14,049	1,094,049	33,168	1,127,217	—	—
Non-Executive
Chase Carey	40,600	—	—	40,600	—	40,600	38,600	13,946
David Devoe	40,150	—	—	40,150	—	40,150	48,151	17,741
David Evans	45,600	—	—	45,600	—	45,600	43,600	39,994
Nicholas Ferguson	45,600	—	—	45,600	—	45,600	2,012	—
Andrew Higginson(ii)	38,000	—	—	38,000	—	38,000	—	—
Allan Leighton	50,600	—	—	50,600	—	50,600	46,747	41,750
Rupert Murdoch	45,400	—	—	45,400	—	45,400	48,375	17,741
Jacques Nasser	50,700	—	—	50,700	—	50,700	43,792	26,923
Gail Rebuck	45,600	—	—	45,600	—	45,600	43,600	25,596
Lord Rothschild	50,600	—	—	50,600	—	50,600	29,744	—
Arthur Siskind	45,400	—	—	45,400	—	45,400	46,010	15,843
Lord St John of Fawsley(iii)	50,400	—	—	50,400	—	50,400	47,035	40,673
Lord Wilson of Dinton	50,600	—	—	50,600	—	50,600	44,894	13,946
Former Directors
Tony Ball(iv)	—	—	—	—	—	—	13,184,745	2,459,737
Philip Bowman(v)	—	—	—	—	—	—	18,069	46,750
Martin Stewart(vi)	500,000	1,773,982	20,000	2,293,982	23,145	2,317,127	1,059,926	956,436
John Thornton(vii)	—	—	—	—	—	—	46,110	53,744

Total emoluments	2,289,250	3,613,982	250,746	6,153,978	115,993	6,269,971	16,271,988	3,784,766

Notes:

(i)	Jeremy Darroch was appointed CFO of the Company on 16 August 2004.

(ii)	Andrew Higginson was appointed as a Director of the Company on 1 September 2004.

(iii)	Lord St John of Fawsley received a payment of £10,000 relating to unpaid fees for the period September 2002 to November 2003, when he was the Senior Independent Director and Chairman and member of the Nominations Committee.

(iv)	Tony Ball resigned as a Director of the Company on 4 November 2003. Details of the emoluments Tony Ball received during the fiscal year ended 30 June 2004 were disclosed in the Company’s 2004 Annual Report on Form 20-F.

(v)	Philip Bowman resigned as a Director of the Company on 14 November 2003.

(vi)	Martin Stewart resigned as a Director of the Company on 4 August 2004.

(vii)	John Thornton resigned as a Director of the Company on 11 May 2004.

Executive Bonuses
The amounts received by the Directors under bonus schemes for the year are shown below:

Bonus
Executive Director	Scheme

£
James Murdoch	1,200,000
Jeremy Darroch	640,000
Martin Stewart(i)	500,000

Notes:

(i)	Martin Stewart also received a payment of £1,273,982 for the release of his share awards under the LTIP and EBP at 31 July 2004.
Executive Directors’ Bonus
The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2005.
Share interests
The interests of the Directors in the Ordinary Share capital of the Company during the fiscal year were:

	At		At		At
	30 September		30 June		30 June
Name of Director	2005		2005		2004

David Evans	16,000	*	16,000	*	8,000	*
Nicholas Ferguson	10,000		10,000		—
Andrew Higginson	2,000		2,000		—
Lord Rothschild	100,000		100,000		100,000
Lord St John of Fawsley	2,000		2,000		2,000
Lord Wilson of Dinton	486		486		486

*	Held in the form of 4,000 ADRs (2004: 2,000 ADRs), one ADR is equivalent to four ordinary shares.
Lord Rothschild is also deemed to be interested in 2 million Ordinary Shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and in 15,250 Ordinary Shares as a result of being a trustee of a Charitable Foundation where Lord Rothschild is not a beneficiary and in 3,500 Ordinary Shares of another Charitable Trust where again Lord Rothschild is not a beneficiary but is a Trustee.
Except as disclosed in this Item, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the fiscal year. All interests at the date shown are beneficial and, except as disclosed in this Item, there have been no other changes between 1 July 2005 and 30 September 2005.
At 30 September 2005, the ESOP was interested in 3,235,201 Ordinary Shares in which the Directors who are employees are deemed to have an interest by virtue of Section 324 of the Companies Act 1985.
At 30 September 2005 37.19% of the Company’s shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to a definitive proxy statement filed by News Corporation with the SEC on 8 September 2005: (i) AE Harris Trust is the beneficial owner of 2.6% of the Non-Voting Class A Common Stock of News Corporation, and 28.9% of the Voting Class B Common Stock of News Corporation; (ii) Cruden Financial Services LLC, a Delaware corporation (“Cruden Financial Services”), is the corporate trustee of AE Harris Trust, and has the powers to vote and to dispose or to direct the vote and disposition of the Voting Class B Common Stock held by AE Harris Trust. As a result of Rupert Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, Rupert Murdoch may be deemed a beneficial owner of the shares beneficially owned by the AE Harris Trust. Rupert Murdoch, however, disclaims beneficial ownership of such shares; and (iii) Rupert Murdoch is the beneficial owner of 3.3% of the Non-Voting Class A Common Stock and 29.9% of the Voting Class B Common Stock of News Corporation, consisting of the shares described above held by AE Harris Trust, as well as shares held in the K. Rupert Murdoch 2004 Revocable Trust and shares held by members of Rupert Murdoch’s family.
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Our sole outstanding class of voting securities is ordinary shares with a nominal value 50p each.
PRINCIPAL SHAREHOLDERS
The following table sets forth, as of 30 September 2005, the amount and percentage of ordinary shares owned by each shareholder, including our directors and officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

	Amount	Percent
Identity of Person or Group	Owned	of Class

News UK Nominees Limited(1)	686,021,700	37.19%
One Virginia Street London E98 1XY
Franklin Resources, Inc. and its affiliates	168,104,571	9.01%
One Franklin Parkway San Mateo CA 94403-1906
Janus Capital Management LLC	79,154,541	4.08%
151 Detroit St. Denver CO 80206
Barclays PLC	77,388,712	4.15%
54 Lombard Street London EC3P 3AH

(1)	On 30 June 2004, BSkyB Holdco, Inc. transferred its entire shareholding in us to News UK Nominees Limited, a wholly-owned subsidiary of News Corporation which remains interested in the shares.
There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:
On 6 June 2005, Barclays PLC notified us that it had a 3.38% interest in our shares. On 2 August 2005, Barclays PLC further notified us that its interest in our shares had increased to 4.15%.
Franklin Resources, Inc. notified us of the following changes in its interest in our shares:

Date Notified	Percentage Ownership

9 August 2004	3.58%
12 August 2004	4.08%
15 September 2004	5.05%
15 November 2004	6.00%
3 May 2005	7.06%
9 June 2005	8.03%
11 July 2005	9.01%

On 16 February 2005, News Corporation notified us that its interest in our shares had increased to 36.01%. On 13 September 2005, News Corporation further notified us that its interests in our shares had increased to 37.00%. These increases were as a result of the Company’s share buy-back programme, the number of shares held by News Corporation remains unchanged.
On 11 August 2004, Janus Capital Management LLC (“Janus”) notified us that it had a 3.01% interest in our shares. On 11 October 2004, Janus further notified us that its interest in our shares had increased to 4.08%.
On 16 February 2004, FMR Corp. notified us that it had a 3.01% interest in our shares. On 28 June 2004, FMR Corp. notified us that it no longer had a notifiable interest in our shares.
Major shareholders have the same voting rights as all other shareholders.
On 30 September 2005, 3,874,338 ADSs were held of record by 13 holders in the US and 28,019 ordinary shares were held of record by 62 US persons.
RELATED PARTY TRANSACTIONS
For details of transactions with related parties, see note 26 of the Consolidated Financial Statements included within Item 18. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing cumulatively all transactions which have been entered into during the year and which exceed £100,000 in value.
ITEM 8.     FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial statements
The financial statements filed as part of this Annual Report filed on Form 20-F are included on pages F-1 to F-81.
Legal proceedings
In August 2004, the Group commenced proceedings in the High Court of England and Wales for a material amount against Electronic Data Systems Corporation and Electronic Data Systems Limited for damages arising out of deceit, negligent misrepresentation and breach of contract in respect of the systems integration, software development and business implementation services provided to the Group as part of the Group’s investment in CRM software and infrastructure. The amount that may be recovered by the Group will not be finally determined until resolution of the claim.
Additionally, certain regulatory proceedings which could have material consequences for us are described within Item 4 “Information on the Company”.
Dividend distributions
In order to facilitate the investment in organic growth following the launch of the Sky digital service, and to maintain operational leverage at efficient levels, the Board announced on 5 May 1999 that it had decided to suspend dividend payments to shareholders.
Dividend payments were resumed during fiscal 2004, when the Company paid an interim dividend of 2.75 pence per share to shareholders on 23 April 2004. A final dividend of 3.25 pence per share for the year ended 30 June 2004 was paid on 19 November 2004. In fiscal 2005, the Company paid an interim dividend of 4.0 pence per share to shareholders on 22 April 2005. The Board has also proposed a final dividend for the year ended 30 June 2005 of 5.0 pence per share, payable on 18 November 2005 to shareholders on the register on 28 October 2005, subject to approval of shareholders at the AGM in

November 2005. The Board intends that the total ordinary dividend in fiscal 2006 will grow broadly in line with Group earnings.
During fiscal 2005, the Company repurchased for cancellation 74 million shares (representing 4% of share capital at the beginning of fiscal year 2005) as part of the share buy-back programme, in line with the authority to repurchase 97 million shares approved by the shareholders at the Company’s AGM on 12 November 2004. The buy-back of shares under this programme was completed during the first half of fiscal 2006. The Board currently intends to propose resolutions at the AGM in November 2005 to renew the annual authority to buy back up to a further 5% of its issued share capital. In pursuing a continued buy-back authority, the Board considers that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to its current shareholding of 37.19%. The voting arrangement is conditional on the buy-back proposals being approved by shareholders.
SIGNIFICANT CHANGES
Other than those events described in other Items in this Annual Report on Form 20-F, there have not been any significant changes to our financial condition or results of operations since 30 June 2005.
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

	Shares		ADSs(i)

	(Pence)		($)

	High	Low	High	Low

Fiscal year ended 30 June
2001	1,320	642	80 2/3	37 7/100
2002	936	544	53	32 1/100
2003	706	458	47 3/25	28 53/100
2004	776	584 1/2	59 6/25	40 13/50
2005	625	465 1/2	46 33/100	33 39/50

	Shares		ADSs(i)

	(Pence)		ADSs(i) ($)

	High	Low	High	Low

Fiscal year ended 30 June
2004
First Quarter	724	614 1/2	47 6/25	40 13/50
Second Quarter	709	614	51 1/4	41 9/100
Third Quarter	776	678 1/2	59 6/25	50 3/5
Fourth Quarter	696 1/2	584 1/2	51 3/10	43 33/100
2005
First Quarter	625	465 1/2	46 33/100	33 39/50
Second Quarter	570 3/4	483	44 1/2	34 67/100
Third Quarter	595	540 1/2	44 93/100	40 39/100
Fourth Quarter	572 1/2	509	43 63/100	36 19/25
2006
First Quarter	579	522	42 11/25	36 49/100

	Shares		ADSs(i)

	(Pence)		($)

	High	Low	High	Low

Month ended
30 April 2005	572 1/2	540	43 63/100	41 1/10
31 May 2005	548	515	41 43/100	38 31/20
30 June 2005	541 1/2	509	39 3/5	36 19/25
31 July 2005	547 1/2	522	38 7/10	36 49/100
31 August 2005	576	541	41 1/2	38 7/20
30 September 2005	579	552	42 11/25	39 11/25

(i)	Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.
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
Save as otherwise provided in the Articles, a Director shall be prohibited from voting at a meeting of the Directors on material matters in which he has directly or indirectly a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Subject to the provisions of the Act and every other statute for the time being in force concerning companies and affecting the Company (the “Statutes”), a Director shall be entitled to vote (and be counted in the quorum) in respect of any resolution at a meeting of the Directors concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of any shares or debentures or other securities of or by the Company for subscription, purchase or exchange in which offer he is, or is to be, interested as a participant in the underwriting or sub-underwriting thereof;

(iv)	any proposal concerning a superannuation fund or retirement benefits scheme which has been approved by, or is subject to, and conditional upon approval by the Board of the HMRC for taxation purposes;

(v)	any arrangement for the benefit of employees of the Company or any of its subsidiaries including but not limited to, an employees share scheme which has been approved by, or is subject to and conditional upon approval by, the Board of the HMRC for taxation purposes and which does not accord to any Directors any privilege not accorded to the employees to whom the arrangement relates; and

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
Directors’ compensation
The ordinary remuneration of the Non-Executive Directors shall not in aggregate exceed £750,000 per annum or such higher amount as may from time to time be determined by ordinary resolution of the Company. Such remuneration shall be divisible among the Directors as they may agree or, failing agreement, equally, except that any Directors who shall hold office for only part of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.
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
Directors’ appointment and removal
The Directors and the Company (by Ordinary Resolution) may appoint a person who is willing to act as a Director, either to fill a vacancy or as an additional Director. A Director appointed by the Directors shall retire at the next AGM and will put himself forward to be elected by the shareholders.
At each AGM, there shall retire from office by rotation:

(i)	all Directors of the Company who are subject to retirement by rotation who held office at the time of the two preceding AGMs and who did not retire by rotation at either of them; and

(ii)	such additional number of Directors as shall, when aggregated with the number of Directors retiring under paragraph (i) above, equal either one third of the number of Directors, in circumstances where the number of Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Directors (the “Relevant Proportion”) provided that:

(a)	the provisions of this paragraph (ii) shall only apply if the number of Directors retiring under paragraph (i) above is less than the Relevant Proportion; and

(b)	subject to the provisions of the Act and to the relevant provisions of these Articles, the Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.
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
At the AGM of the Company held on 14 November 2003, shareholders approved a special resolution, authorising the Directors to reduce the Company’s share premium account by £1,120 million. In addition to the approval of the reduction by shareholders, the Company required the approval of the High Court, which was granted on 10 December 2003. The reduction became effective on 11 December 2003.
At the AGM of the Company held on 12 November 2004, shareholders approved a special resolution allowing the Company to buy-back up to 97,000,000 ordinary shares in the market, which was approximately 5% of the issued ordinary share capital at 1 October 2004. The authority expires on 11

November 2005, 12 months from the date of the passing of the special resolution. Buy-backs are by market purchases through the London Stock Exchange. Any shares purchased are cancelled thereby reducing the number of shares in issue. As at 27 September 2005, the Company had purchased, and subsequently cancelled, 97,000,000 ordinary shares of 50p each, representing approximately 5.26% of the issued share capital of the Company, for a consideration of £544 million.
At the AGM held on 12 November 2004, shareholders approved an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the “City Code”) which waived the compulsory bid obligation that arises for News UK Nominees Limited when the Company repurchases shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the company by the person required to make the offer or any person acting in concert with him. The holding of News UK Nominees Limited as at the date of the AGM was 686,021,700 ordinary shares, representing 35.33% of the voting rights in the Company. If the compulsory bid obligation under Rule 9 had not been waived and the Company had repurchased shares under the authority granted by the special resolution detailed above and, at the time, the voting rights attributable to the aggregate holding of News UK Nominees Limited had continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding had fallen below this level and, as a result had increased to 30% or more of such voting rights, News UK Nominees Limited would have been required to make a cash offer for the issued shares of the Company which it did not already own. The Panel agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval of the ordinary resolution on a poll, subsequently received at the AGM, from shareholders independent of News UK Nominees Limited. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding. The authority granted by the special resolution detailed above has been exercised in full and the holdings of News UK Nominees Limited and the percentage of the voting rights in the Company attributable to such holdings now represent 37.19% of the Company’s issued share capital.
At the Company’s next AGM, to be held on 4 November 2005, shareholders will be asked to approve a special resolution that will extend the buy-back authority for a further year, allowing the Company to buy-back up to 92,000,000 ordinary shares in the market, which is approximately 5% of the issued share capital of the Company at 27 September 2005. Shareholders will also be asked to approve an ordinary resolution in relation to Rule 9 of the City Code, explained above, which will waive the compulsory bid obligation whilst the buy-back authority remains in force. In addition, in pursuing a continued buy-back authority, the Board considers that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to its current shareholding of 37.19%. The voting agreement is conditional on the buy-back proposals being approved by shareholders.
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
A “material interest” means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognised scheme/collective investment scheme/open-ended investment company.
Sections 204 to 206 of the Companies Act set out particular rules of disclosure where two or more parties (each a “concert party”) have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/restrictions on any concert party with respect to the use, retention or disposal of the shares in the company and an acquisition of shares by a concert party pursuant to the agreement has taken place.
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

MATERIAL CONTRACTS
We have entered into the following contract outside the ordinary course of business during the two years immediately preceding the date of this Annual Report.
RCFs
In November 2004, the Group entered into a £1 billion RCF. This agreement has been included as an exhibit as part of this Annual Report on Form 20-F and is also described in note 19 of the Consolidated Financial Statements included within Item 18.
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
TAXATION
This section summarises basic UK and US tax consequences of the acquisition, ownership and disposition of shares and ADSs by a US Holder. For purposes of this summary, a “US Holder” is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organised under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source, or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity’s income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law and UK HMRC practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the “Treaty”), and (iv) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.
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
UK stamp duty and stamp duty reserve tax
A transfer for value of the shares executed on or after 1 October 1999 will generally be subject to UK ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up (if necessary) to the nearest multiple of £5. Stamp duty is normally a liability of the purchaser.
An agreement to transfer shares or any interest therein for money or money’s worth will normally give rise to a charge to stamp duty reserve tax (“SDRT”) at the rate of 0.5% of the amount or value of the consideration for the shares or interest therein (with no rounding up or down). However, if a duly stamped instrument of transfer of the shares is executed in pursuance of the agreement and duly produced within six years of the date on which the agreement for sale is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is generally repayable with interest, and otherwise the SDRT charge is cancelled. SDRT is in general payable by the purchaser. The UK Finance Act 1996 makes it clear that (contrary to previous UK HMRC practice) SDRT will be levied in respect of agreements to transfer chargeable securities (which include shares) even where a person not resident in the UK buys chargeable securities from another non-resident and the transaction is carried out outside the UK.
Stamp duty or SDRT charges at the rate of 1.5% (in the case of both stamp duty and SDRT) of the amount or value of the consideration, or in some circumstances, the value of the shares, may arise on a transfer of shares to the Depositary or the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will be payable by the Depositary or such other persons. It is possible for persons operating clearance services to make an election to HMRC subject to certain conditions, pursuant to which, instead of the 1.5% stamp duty or SDRT charge applying on entry as described above, a 0.5% SDRT charge would apply to transfers of securities made within the system.
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
US information reporting and backup withholding
Dividend payments on the shares or ADSs and proceeds from the sale, exchange or other disposition of the shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a rate of 28%. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

DOCUMENTS ON DISPLAY
Certain documents referred to in this Annual Report on Form 20-F can be inspected at our offices at Grant Way, Isleworth, Middlesex, TW7 5QD, England.
We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. The public may obtain information regarding the SEC’s Public Reference Room by calling the SEC at 1-202-551-8090. Our public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
Our treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by our internal audit team and by our Treasury Committee.
Our principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, forward exchange contracts, currency options (“collars”) and similar financial instruments to hedge transactional currency exposures, and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.
From 1 July 2003, we have formulated our policies for hedging with regard to US GAAP requirements on hedge accounting, and therefore the majority of our existing derivative arrangements qualified for hedge accounting under US GAAP during fiscal years 2005 and 2004; see note 27 of the Consolidated Financial Statements included within Item 18 for further details.
Interest rate management
We have financial exposures to both UK and US interest rates, arising primarily from long-term bonds. We manage our exposures by borrowing at fixed rates of interest and by using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. All of our US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of our debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account; at 30 June 2005, the split of our aggregate net borrowings into their core currencies was US dollar 91% and pound sterling 9% (30 June 2004: US dollar 90% and pound sterling 10%). We also enter into pound sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. Certain of the swaption agreements can be cancelled prior to the maturity of the bonds. The counterparties have a minimum long-term rating of “A” or equivalent with Moody’s and Standard & Poor’s.

Our hedging policy requires that between 50% and 80% of our borrowings are held at fixed rates after taking account of interest rate swap and swaption agreements. At 30 June 2005, 72% of our borrowings were at fixed rates after taking account of interest rate swap and swaption agreements (30 June 2004: 77%). The fair value of interest rate swap and swaption agreements and cross-currency swaps held, as of 30 June 2005, was £103 million against the Group’s favour, compared to £105 million against the Group’s favour at 30 June 2004.
At 30 June 2005, the Group had outstanding cross-currency swap, interest rate swap and swaption agreements with net notional principal amounts totalling £1,018 million, compared to £968 million at 30 June 2004. This movement reflects the new interest rate swap and swaption agreements designed to achieve a more appropriate balance between fixed and floating rate debt.
In November 2004, we entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. At 30 June 2005, the £1 billion facility was undrawn (2004: undrawn). The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above the London Inter-Bank Offer Rate (“LIBOR”), dependent on our leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement). The current applicable margin is 0.45%, which is based on a net debt to EBITDA ratio of 1.00:1 or below. Should this ratio increase above 1.00:1 and up to 2.00:1, the margin would increase to 0.50%, and above 2.00:1, the margin increases to 0.55%. The ratio of net debt to EBITDA at 30 June 2005 was 0.5:1, indicating a margin of 0.45%.
To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At 30 June 2005, 49% of our total available funding was due to mature in more than five years (2004: 31%).
In order to manage interest rate risk on interest receivable, at 30 June 2005 forward rate agreements with a notional value of £53 million (2004: nil) were entered into which fix the interest rate receivable on sterling deposits for three months from 27 June 2005 at a rate of 5.060% and for three months from 26 September 2005 at a rate of 5.105%.
At 30 June 2005, a one percentage point increase in interest rates, from 1 July 2005, would result in a £3 million increase in our annual net interest expense (2004: £2 million) generated by our interest receivable and payable on our bank accounts, RCF and interest rate swap and swaption agreements and a one percentage point decrease in interest rates, from 1 July 2005, would result in a £2 million decrease in the Group’s annual net interest expense (2004: £2 million) generated by interest receivable and payable on our bank accounts, RCF and interest rate swap and swaption agreements.
At 30 June 2005, our annual interest charge would be unaffected by any change to the Group’s credit rating in either direction (2004: nil).
Currency exchange rates
Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In fiscal 2005, 13% of operating costs (£409 million) were denominated in US dollars (30 June 2004: 14% (£439 million)). These costs relate mainly to our long-term programming contracts with US suppliers.
During the year, we managed our US dollar/pound sterling exchange risk exposure on US programming contracts by the purchase of forward exchange contracts, currency options (collars) and similar financial instruments for up to five years ahead. All US dollar-denominated forward exchange contracts, currency options (collars) and similar financial instruments entered into by us are in respect of firm commitments only and those instruments maturing over the 12 months following 30 June 2005 represent approximately 80% (30 June 2004: 80%) of US dollar-denominated costs falling due in that period. At 30 June 2005, we had outstanding commitments to purchase, in aggregate, US$670 million (2004: US$705 million) at average rates of US$1.79 to £1.00 (2004: US$1.62 to £1.00). In addition, at 30 June 2005, currency options (collars) were held relating to the purchase of a total of US$114 million (2004: nil).

As at 30 June 2005, some £187 million (2004: £250 million) of these forward contracts, currency options (collars) and similar financial instruments are to hedge liabilities in respect of available programming and hence these liabilities are recorded on the balance sheet at the hedged rate under UK GAAP. The remaining forward contracts, currency options (collars) and similar financial instruments are to hedge future payments for programmes yet to become available and are therefore disclosed within commitments rather than being recorded within liabilities.
Our primary Euro exposure arises as a result of revenues generated from our subscribers in Ireland, being approximately 3% of total revenue in fiscal 2005 (2004: 3%). These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, the net position being a Euro surplus.
Euro 4 million were exchanged for US dollars on currency spot markets during fiscal 2005 (2004: nil) and no surplus Euros were exchanged for pounds sterling during fiscal 2005 (2004: Euro 15 million). At 30 June 2005, Euro 82 million (£56 million) has been retained to meet obligations under forward exchange contracts for the purchase of Swiss Francs (2004: Euro 122 million (£81 million)).
We purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss Francs, which means that we are exposed to the Swiss Franc/pound sterling exchange rate. In line with our policy of limiting foreign exchange transactions to fixed price instruments, 76% of this exposure (CHF 76 million) was hedged during the year via the use of forward contracts for the exchange of Euros and pounds sterling for Swiss Francs. Subsequent to 30 June 2005, 100% of this exposure has been hedged.
It is our policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on our annual profit of a 10% movement in pound sterling, from 1 July 2005, against all currencies in which we have significant transactions is estimated to be a £8 million movement (2004: £4 million) to the profit and loss account, with a strengthening of pound sterling resulting in a decrease in profits.
The accounting policies in respect of market risk sensitive instruments are disclosed in notes 1 and 20 of the Consolidated Financial Statements included within Item 18. The accounting policies in respect of market risk-sensitive instruments under UK GAAP vary in certain significant respects from US GAAP as disclosed in note 27 of the Consolidated Financial Statements included within Item 18.
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
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of these disclosure controls and procedures at 30 June 2005. Based on that evaluation, the CEO and CFO of the Company have concluded that the Company’s disclosure controls and procedures are effective. No change in the Company’s internal control over financial reporting has occurred during the year ended 30 June 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
ITEM 16B.     CODE OF ETHICS
On 19 June 2003 the Group adopted a code of ethics that applies to the Group’s principal executive officer and principal financial officer, who also serves as the principal accounting officer. The full text of the code of ethics is incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.
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
There were no services provided during the year that were not pre-approved by the Audit Committee in accordance with the Group policy.

Information on our principal accountant fees and services is analysed below.

	2005	2004	2003

	£m	£m	£m
Audit fees	1	1	1
Audit-related fees	1	1	1

Audit and audit-related fees	2	2	2

Tax fees	—	—	1

CRM centre development	7	7	5
Other services	—	—	1

All other fees	7	7	6

Audit-related fees relate to advice on accountancy matters and agreed procedures relating to the Group’s conversion to IFRS. Tax fees relate to ad hoc tax advice.
During fiscal 2005, the auditors received £7 million (2004: £7 million; 2003: £5 million) in respect of ongoing CRM centre development services. Due to the complex and long-term nature of the CRM centre development work, the Group is satisfied that Deloitte & Touche LLP should continue to provide these services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table provides information about purchases of equity securities by the Company during the fiscal year.

			Total number of	Maximum number
			shares purchased as	of shares that may
	Total number	Average price	part of publicly	yet be purchased
	of shares	paid per	announced plans	under the plans
Period	purchased(i)	share	or programmes(ii)	or programmes

July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November	6,535,000	£5.49	6,535,000	90,465,000
December	16,304,000	£5.59	16,304,000	74,161,000
January	—	—	—	74,161,000
February	21,000,000	£5.79	21,000,000	53,161,000
March	8,150,000	£5.70	8,150,000	45,011,000
April	500,000	£5.75	500,000	44,511,000
May	6,800,000	£5.30	6,800,000	37,711,000
June(iii)	17,700,000	£5.29	15,030,000	22,681,000
Total for year ended 30 June 2005	76,989,000	£5.56	74,319,000	22,681,000
July	1,100,000	£5.26	1,100,000	21,581,000
August	7,600,000	£5.53	7,600,000	13,981,000
September	13,981,000	£5.70	13,981,000	—

(i)	All share purchases were open market transactions and are included in the month of settlement.

(ii)	On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97,000,000 Ordinary Shares. The authority to buy-back these shares expires on 11 November 2005.

(iii)	Included within the total number of shares purchased in June 2005, are a total of 2,670,000 of the Company’s Ordinary Shares, which were purchased by the Trustee of the British Sky Broadcasting Group ESOP. These shares are held by the ESOP and will be used to satisfy the future exercise of share options and share awards by the Group’s employees.
PART III

ITEM 17.	FINANCIAL STATEMENTS
The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS
The financial statements of British Sky Broadcasting Group plc filed as a part of this Annual Report on Form 20-F are included on pages F-1 through F-81 as follows:

ITEM 19.	EXHIBITS
The following exhibits are filed as part of this Annual Report on Form 20-F.

			Exhibit No.
			In Document
			Incorporated
Number		Description	By Reference

1	(i)	Memorandum and Articles of Association	A
2	(ii)	Specimen share certificate	2
4.1		Agreement dated 3 November 2004 with respect to a £1,000,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, Barclays Bank plc, as agent, and others	—
4.2	(iii)	Service agreement dated 13 May 2004 with the Chief Executive Officer	4.2
4.3	(iii)	Service agreement dated 16 August 2004 with the Chief Financial Officer	4.3
8		List of Subsidiaries	—
11	(iv)	Code of Ethics	11
12.1		Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
12.2		Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
13		Written statement of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)	—
15		Consent of Deloitte & Touche LLP	—

(i)	Incorporated by reference to the Special Report on Form 6-K of British Sky Broadcasting Group plc filed with the SEC on 18 August 2003.

(ii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2001 filed with the SEC on 1 October 2001.

(iii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2004 filed with the SEC on 26 October 2004.

(iv)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

British Sky Broadcasting Group plc

By:	Jeremy Darroch

Jeremy Darroch
Chief Financial Officer
Date: 7 October 2005

FINANCIAL STATEMENTS OF BRITISH SKY BROADCASTING GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Members of:
British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD
We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries (collectively, “the Group”) as at 30 June 2005 and 2004, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the three years in the period ended 30 June 2005, and notes thereto, all expressed in pounds sterling. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 30 June 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 30 June 2005 in conformity with accounting principles generally accepted in the United Kingdom.
Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.
Our audits also comprehended the translation of pounds sterling amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 27 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte & Touche LLP
London, United Kingdom
7 October 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		30 June 2005			30 June 2004			30 June 2003

		Before			Before			Before
		goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
		and	and		and	and		and	and
		exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	Notes	items	items	Total	items	items	Total	items	items	Total

		£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover: Group and share of joint ventures’ turnover		4,115	—	4,115	3,738	—	3,738	3,263	—	3,263
Less: share of joint ventures’ turnover		(67)	—	(67)	(82)	—	(82)	(77)	—	(77)

Group turnover	2	4,048	—	4,048	3,656	—	3,656	3,186	—	3,186
Operating expenses, net	3	(3,243)	(103)	(3,346)	(3,056)	(119)	(3,175)	(2,822)	(116)	(2,938)

Operating profit		805	(103)	702	600	(119)	481	364	(116)	248
Share of joint ventures’ and associates’ operating results	13	14	—	14	(5)	10	5	3	—	3
Loss on disposal of investments in joint ventures	4	—	(23)	(23)	—	—	—	—	—	—
Profit on disposal of fixed asset investments	4	—	—	—	—	51	51	—	—	—
Amounts written back to (written off) fixed asset investments, net	4	—	—	—	—	24	24	—	(15)	(15)

Profit on ordinary activities before interest and taxation		819	(126)	693	595	(34)	561	367	(131)	236
Interest receivable and similar income	5	30	—	30	10	—	10	4	—	4
Interest payable and similar charges	5	(92)	—	(92)	(91)	—	(91)	(118)	—	(118)

Profit on ordinary activities before taxation	6	757	(126)	631	514	(34)	480	253	(131)	122
Tax (charge) credit on profit on ordinary activities	8	(202)	(4)	(206)	(158)	—	(158)	(59)	121	62

Profit on ordinary activities after taxation		555	(130)	425	356	(34)	322	194	(10)	184
Equity dividends	9			(170)			(116)			—

Retained profit for the financial year	23			255			206			184

Earnings per share — basic	10			22.2p			16.6p			9.6p

Earnings per share — diluted	10			22.2p			16.6p			9.5p

There were no recognised gains or losses in any of the three years in the period ended 30 June 2005, other than those included within the profit and loss account.
Details of movements on reserves are shown in note 23.
All results relate to continuing operations.
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		30 June

	Notes	2005	2004

		£m	£m
Fixed assets
Intangible fixed assets	11	301	417
Tangible fixed assets	12	526	376
Investments:
Investments in associates		1	1
Investments in joint ventures:
— Share of gross assets		47	72
— Share of gross liabilities		(26)	(45)
— Transfer from creditors		1	5

Total investments in joint ventures and associates	13	23	33
Other fixed asset investments	14	2	2

Total investments		25	35

		852	828

Current assets
Stocks	15	340	375
Debtors: Amounts falling due within one year
— deferred tax asset	16	43	49
— other	17	299	321

		342	370
Debtors: Amounts falling due after more than one year
— deferred tax asset	16	57	102
— other	17	32	42

		89	144
Cash and liquid resources:
— current asset investments		54	173
— cash at bank and in hand		643	474

		697	647

		1,468	1,536

Creditors: Amounts falling due within one year	18	(1,240)	(1,170)

Net current assets		228	366

Total assets less current liabilities		1,080	1,194

Creditors: Amounts falling due after more than one year
— long-term borrowings	19	(1,076)	(1,076)
— accruals and deferred income	19	(25)	(28)

		(1,101)	(1,104)

Provisions for liabilities and charges	21	(13)	—

		(34)	90

Capital and reserves — equity
Called-up share capital	22	934	971
Share Premium	23	1,437	1,437
Employee Share Ownership Plan (“ESOP”) reserve	23	(32)	(30)
Merger reserve	23	149	222
Special reserve	23	14	14
Capital redemption reserve	23	37	—
Profit and loss account	23	(2,573)	(2,524)

Shareholders’ (deficit) funds	23	(34)	90

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		30 June

	Notes	2005	2004	2003

		£m	£m	£m
Net cash inflow from operating activities	a	978	882	664

Dividends received from joint ventures		12	4	4

Returns on investments and servicing of finance
Interest received and similar income		28	7	3
Interest paid and similar charges		(91)	(89)	(127)
Interest element of finance lease payments		—	—	(1)

Net cash outflow from returns on investments and servicing of finance		(63)	(82)	(125)

Taxation
UK corporation tax paid		(101)	(55)	(18)
Consortium relief paid		(2)	(3)	—

Net cash outflow from taxation		(103)	(58)	(18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(230)	(132)	(98)
Receipts from sales of fixed asset investments		1	116	1

Net cash outflow from capital expenditure and financial investment		(229)	(16)	(97)

Acquisitions and disposals
Funding to joint ventures and associates		(4)	(5)	(15)
Repayments of funding from joint ventures and associates		8	6	5
Receipts from sales of investments in joint ventures		14	—	—

Net cash inflow (outflow) from acquisitions and disposals		18	1	(10)

Equity dividends paid		(138)	(53)	—

Net cash inflow before management of liquid resources and financing		475	678	418

Management of liquid resources	c	164	(511)	1

Financing
Proceeds from issue of Ordinary Shares		—	20	5
Proceeds from issue of shares held in ESOP		4	—	—
Purchase of own shares for ESOP		(14)	(22)	—
Share buy-back		(416)	—	—
Capital element of finance lease payments	b	—	(1)	(2)
Net decrease in debt due after more than one year	b	—	(75)	(425)

Net cash outflow from financing		(426)	(78)	(422)
Increase (decrease) in cash	c	213	89	(3)

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS — (Continued)
a)  Reconciliation of operating profit to operating cash flows

	2005			2004			2003

	Before			Before			Before
	goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and		and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	Items	Items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit	805	(103)	702	600	(119)	481	364	(116)	248
Depreciation	92	—	92	102	—	102	98	—	98
Amortisation of goodwill and other intangible fixed assets	—	116	116	—	119	119	—	121	121
Loss on disposal of tangible fixed assets	2	—	2	1	—	1	—	—	—
Decrease (increase) in stock	35	—	35	(5)	—	(5)	44	—	44
Decrease in debtors	34	—	34	17	—	17	88	—	88
(Decrease) increase in creditors	(14)	—	(14)	170	—	170	66	—	66
Increase (decrease) in provision	12	—	12	(3)	—	(3)	(1)	—	(1)
Foreign exchange movement	(1)	—	(1)	—	—	—	—	—	—

Net cash inflow from operating activities	965	13	978	882	—	882	659	5	664

b)  Analysis of changes in net debt

	At		At			At
	1 July		1 July			30 June
	2003	Cash flow	2004	Cash flow	Exchange	2005

	£m	£m	£m	£m	£m	£m
Overnight deposits	33	40	73	172	—	245
Other cash	14	49	63	41	—	104

Cash	47	89	136	213	—	349
Short-term deposits	—	338	338	(45)	1	294
Commercial paper	—	173	173	(119)	—	54

Liquid resources	—	511	511	(164)	1	348
Cash and liquid resources	47	600	647	49	1	697

Debt due after more than one year	(1,144)	75	(1,069)	—	—	(1,069)
Capital element of finance leases	(8)	1	(7)	—	—	(7)

Total debt and capital element of finance leases	(1,152)	76	(1,076)	—	—	(1,076)

Total net debt	(1,105)	676	(429)	49	1	(379)

c)  Reconciliation of net cash flow to movement in net debt

	2005	2004	2003

	£m	£m	£m
Increase (decrease) in cash	213	89	(3)

(Decrease) increase in short-term deposits	(45)	338	(1)
(Decrease) increase in commercial paper	(119)	173	—

(Decrease) increase in liquid resources	(164)	511	(1)
Cash outflow resulting from decrease in debt and lease financing	—	76	427
Foreign exchange movement	1	—	—

Decrease in net debt	50	676	423
Net debt at beginning of year	(429)	(1,105)	(1,528)

Net debt at end of year	(379)	(429)	(1,105)

CONSOLIDATED CASH FLOW STATEMENTS — (Continued)
d)  Major non-cash transactions

2005

Corporate reorganisation
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing British Sky Broadcasting Group plc (“the Company”) access to additional distributable reserves.

Disposal of Granada Sky Broadcasting (“GSB”)
In accordance with FRS 10 — “Goodwill and Intangible Assets” (“FRS 10”), the Group has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the increase of our interest in GSB to 49.5% in March 1998 and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.  Accounting policies
Description of business
British Sky Broadcasting Group plc (“BSkyB”) and its subsidiaries (collectively, “the Group”) operate the leading pay television broadcasting service in the United Kingdom (“UK”) and Republic of Ireland (“Ireland”), deriving revenues from television broadcasting services and certain ancillary functions, which are provided to both retail and wholesale customers.
Sky is an established and widely-recognised brand, with a reputation for offering choice, quality and innovation. The Group operates and distributes 28 wholly-owned channels via its digital service and retails a further 109 third party channels to DTH viewers. In addition to this, the Group operates the Sky Box Office service, which provides pay-per-view services covering movies, sporting events and concerts.
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
a)   Basis of accounting
The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable UK financial reporting and accounting standards. These standards differ in certain significant respects from those applicable in the US (see note 27).
The Group has taken advantage of the exemption in Urgent Issues Task Force Abstract 17 (Revised 2003) “Employee share schemes” and has not applied the abstract to the Group’s Her Majesty’s Revenue and Customs (“HMRC”) approved Sharesave Scheme.
b)  Basis of consolidation
The Group financial statements consolidate the financial statements of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting, and all inter-company balances and transactions have been eliminated on consolidation.
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
The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2005 this date was 3 July 2005, this being a 53 week year (2004: 27 June 2004, 52 week year; 2003: 29 June 2003, 52 week year).
c)   Acquisitions
On the acquisition of a business, fair values are attributed to the Group’s share of separable net assets acquired. Subsidiary undertakings are accounted for from the effective date of acquisition or from when the Group’s shareholding in an associate or joint venture increases to give the Group control, until the effective date of disposal. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
treated as a merger reserve in the consolidated accounts. The results and cash flows relating to an acquired business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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
Contractual obligations for programme rights not yet available for transmission are not included in the cost of programme rights, but are disclosed as contractual commitments (see note 24). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments. Programme rights are recorded in stock at cost when the programmes are available for transmission.
Amortisation is provided to write off the cost of programme rights. The principal rates used for this purpose are:

Sports	–	100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortisation of each contract is principally on a straight-line basis across the season or competition.
Current affairs	–	100% on first showing.
General entertainment	–	Straight-line basis on each transmission.
	–	One showing planned – 100%
	–	Two showings planned – 60%; 40%
	–	Three showings planned – 50%; 30%; 20%
	–	Four showings planned – 40%; 30%; 20%; 10%
Movies	–	Acquired movies are amortised on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window.
Digiboxes and related equipment
Digiboxes and related equipment includes digiboxes (including Sky+ digiboxes), Low Noise Blockers (“LNBs”) and mini-dishes. These stocks are valued at the lower of cost and net realisable value (“NRV”), the latter of which reflects the value to the business of the digibox and the related equipment in the hands of the customer. Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the digibox upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers.
Raw materials, consumables and goods held for resale
Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV.
j)   Transponder rental prepayments
Payments made in respect of future satellite capacity have been recorded as prepaid transponder rentals. These payments are amortised on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally 10 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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
A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses can be offset or from which the future reversal of underlying timing differences can be deducted.
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
o)  Turnover
Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group’s main sources of turnover are recognised as follows:

—	Revenues from the provision of direct-to-home (“DTH”) subscription services are recognised as the services are provided, net of any discount given. Pay-per-view revenue is recognised when the event, movie or football match is viewed.

—	Cable revenues are recognised as the services are provided to the cable retailers and are based on the number of subscribers taking the Sky Channels, as reported to the Group by the cable retailers, and the applicable rate card.

—	Advertising sales revenues are recognised when the advertising is broadcast.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

—	Sky Bet revenues include income from betting and gaming, which represent a) amounts receivable in respect of bets placed on events which occur in the year; and b) net customer losses in the year in respect of the online casino operations and casino-style interactive roulette games.

—	Sky Active revenues include income from online advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform. All Sky Active revenues are recognised when the goods or services are delivered.

—	Other revenues principally include income from installations, digibox sale revenues (including the sale of Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, customer management service fees and access control fees. Other revenues are recognised, net of any discount given, when the relevant service has been provided.
Revenues derived from the sale of surplus programming and surplus transponder capacity are recognised net against programming and transmission and related functions costs respectively, since these cash flows are incidental to the Group’s main revenue-generating activities.
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
The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.
2.  Turnover

	2005	2004	2003

	£m	£m	£m
DTH subscribers	2,968	2,660	2,341
Cable subscribers	219	215	202
Advertising	329	312	284
Sky Bet(i)	261	191	117
Sky Active(i)	92	116	101
Other	179	162	141

	4,048	3,656	3,186

(i)	Additional detail has been provided with regard to the analysis of interactive revenues between the Group’s betting and games revenues — “Sky Bet” — and other interactive revenues — “Sky Active” — and the prior year comparatives have been reclassified accordingly.
All Group turnover is derived from the Group’s sole class of business, being television broadcasting together with certain ancillary functions. Turnover arises principally within the UK from activities conducted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
from the UK, with the exception of £7 million of turnover (2004: £7 million; 2003: nil) which relates to activities conducted from the Channel Islands. The Group’s sole class of business is consistent with its internal management reporting structure. In order to provide shareholders with additional information, the Group’s turnover has been analysed as shown above.
All turnover arises from services provided to the UK, with the exception of £128 million (2004: £115 million; 2003: £93 million) which arises from services provided to Ireland and £11 million (2004: £9 million; 2003: £9 million) which arises from services provided to the Channel Islands.
The Group’s profit before tax and its net assets relate to activities conducted in the UK, with the exception of £4 million profit (2004: £3 million profit; 2003: £1 million loss) and £8 million net assets (2004: £4 million net assets; 2003: £1 million net assets) which relate to activities conducted in the Channel Islands.
Long-lived assets outside the UK comprise less than 10% (2004: less than 10%) of consolidated long-lived assets.
All Group turnover is derived from the provision of services, with the exception of £80 million (2004: £67 million; 2003: £26 million) which relates to the sale of tangible goods and amounts received from customers for digital satellite reception equipment.
3.  Operating expenses, net

	2005			2004			2003

	Before			Before			Before
	goodwill	Goodwill		goodwill	Goodwill		goodwill	Goodwill
	and	and		and	and		and	and
	exceptional	exceptional		exceptional	exceptional		exceptional	exceptional
	items	items	Total	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programming(i)	1,636	—	1,636	1,711	—	1,711	1,604	—	1,604
Transmission and related functions(i)	171	—	171	146	—	146	143	—	143
Marketing	515	—	515	396	—	396	400	—	400
Subscriber management	396	—	396	371	—	371	324	—	324
Administration.(ii)	289	103	392	257	119	376	243	116	359
Betting	236	—	236	175	—	175	108	—	108

	3,243	103	3,346	3,056	119	3,175	2,822	116	2,938

(i)	The amounts shown are net of £11 million (2004: £11 million; 2003: £12 million) receivable from the disposal of programming rights not acquired for use by the Group, and £28 million (2004: £28 million; 2003: £26 million) in respect of the provision to third-party broadcasters of spare transponder capacity.

(ii)	Administration costs include goodwill amortisation of £116 million (2004: £119 million, 2003: £121 million), net of an exceptional credit of £13 million (2004: nil, 2003: £5 million).
Included within operating expenses, net, is £172 million (2004: £169 million; 2003: £171 million) which relates to the cost of tangible goods sold and digital satellite reception equipment provided to customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
4.  Exceptional items

	2005			2004			2003

	Credit			Credit			Credit
	(charge)	Taxation		(charge)	Taxation		(charge)	Taxation
	before	(charge)		before	(charge)		before	(charge)
	taxation	credit	Total	taxation	credit	Total	taxation	credit	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Settlement of ITV Digital programming debtors (a)	13	(4)	9	—	—	—	—	—	—
Release of provision against ITV Digital programming debtors (e)	—	—	—	—	—	—	5	(2)	3

Exceptional Operating Items	13	(4)	9	—	—	—	5	(2)	3

Loss on disposal of investment in joint ventures (b)	(23)	—	(23)	—	—	—	—	—	—
Profit on disposal of fixed asset investments (c)	—	—	—	51	—	51	—	—	—
Amounts written back to (written off) fixed asset investments, net (d) (f)	—	—	—	24	—	24	(15)	—	(15)
Recognition of deferred tax asset (g)	—	—	—	—	—	—	—	123	123

Exceptional Non-Operating Items	(23)	—	(23)	75	—	75	(15)	123	108

Total Exceptional Items	(10)	(4)	(14)	75	—	75	(10)	121	111

2005

a)	Settlement of ITV Digital programming debtors
In July 2005, the Group received £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group. This receipt is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the operating expenses line item to which it was attributed.

b)	Loss on disposal of investment in joint ventures
In November 2004, the Group sold its 49.5% investment in GSB for £14 million in cash, realising a loss on disposal of £23 million. This included the write back of £32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of FRS 10. The loss on disposal is a non-operating exceptional item as defined by FRS 3 “Reporting Financial Performance” (“FRS 3”) and is therefore recorded as an exceptional item below operating profit.
2004

c)	Profit on disposal of fixed asset investments
In March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.
In October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

d)	Amounts written back to fixed asset investments, net
The Group reduced its provision against its minority equity investments in football clubs by £33 million, due to the disposal of its investment in Manchester United plc in October 2003, for £62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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
2003
e)   Release of provision against ITV Digital programming debtors
The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement by the joint administrators of ITV Digital on 30 April 2002 of the closure of pay television services on the platform and their intention to close the administration. During 2003, the Group received £5 million from ITV Digital’s administrators and released £5 million of its exceptional operating provision accordingly. The reduction was recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

f)	Amounts written off fixed asset investments, net
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
g)  Recognition of deferred tax asset
At 30 June 2003, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there was sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of £123 million was recognised as an exceptional item. The credit is recorded as an exceptional item below operating profit due to the distortion that its inclusion would have on the tax expense line item to which it was attributed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
5.  Interest
a)  Interest receivable and similar income

	2005	2004	2003

	£m	£m	£m
Interest receivable on cash and liquid resources	29	8	2
Other interest receivable and similar income	—	1	1
Share of joint ventures’ and associates’ interest receivable	1	1	1

Total interest receivable and similar income	30	10	4

b)  Interest payable and similar charges

	2005	2004	2003

	£m	£m	£m
On bank loans, overdrafts and other loans repayable within five years, not by instalments:
— £1 billion revolving credit facility (“RCF”)(i)	2	—	—
— £750 million RCF(i)	—	—	27
— £600 million RCF(i)	4	6	4
— £200 million RCF(ii)	—	2	2
US$650 million of 8.200% Guaranteed Notes repayable in 2009	33	30	31
£100 million of 7.750% Guaranteed Notes repayable in 2009	8	8	8
US$600 million of 6.875% Guaranteed Notes repayable in 2009	30	30	30
US$300 million of 7.300% Guaranteed Notes repayable in 2006	14	14	14
Finance lease interest	1	—	1
Other interest payable and similar charges	—	—	1
Share of joint ventures’ and associates’ interest payable	—	1	—

Total interest payable and similar charges	92	91	118

(i)	In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF (which was used to cancel a previously existing £750 million RCF), and is available for general corporate purposes, but was undrawn at 30 June 2005. The £1 billion RCF has a maturity date of July 2010. The £2 million charge for the year (2004: nil; 2003: nil) represents the commitment fee to 30 June 2005.

(ii)	In March 2003, the Group voluntarily cancelled £100 million of its £300 million RCF. The remaining £200 million RCF expired without being renewed on 29 June 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

6.	Profit on ordinary activities before taxation
The profit on ordinary activities before taxation is stated after charging (crediting):

	2005	2004	2003

	£m	£m	£m
— depreciation:
— owned assets	92	100	96
— assets held under finance leases	—	2	2
— amortisation and impairment of intangible assets	116	119	121
— joint ventures’ and associates’ goodwill amortisation, net	—	(10)	—
— amounts (written back to) written off fixed asset investments, net	—	(24)	15
— loss on disposal of investments in joint ventures	23	—	—
— loss on disposal of fixed assets	2	1	—
— profit on disposal of fixed asset investments	—	(51)	—
— rentals on operating leases and similar arrangements:
— land and buildings	10	10	9
— plant and machinery	86	74	80
— sub-lease rentals on operating leases received in respect of plant and machinery	(22)	(28)	(26)
— sub-lease rentals on operating leases received in respect of land and buildings	(1)	(1)	(2)
— staff costs	379	332	305
Amounts payable to the auditors are analysed below:

	2005	2004	2003

	£m	£m	£m
Audit fees	1	1	1
Audit-related fees	1	1	1

Audit and audit-related fees	2	2	2

Tax fees	—	—	1

CRM centre development	7	7	5
Other services	—	—	1

All other fees	7	7	6

Audit-related fees relate to advice on accountancy matters and agreed procedures relating to the Group’s conversion to IFRS. Tax fees relate to ad hoc tax advice.
During the year, the auditors received £7 million (2004: £7 million; 2003: £5 million) in respect of ongoing CRM centre development services. Due to the complex and long-term nature of the CRM centre development work, the Group is satisfied that Deloitte & Touche LLP should continue to provide these services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
7.  Staff costs
a)  Employee costs
Employee costs for permanent employees, temporary employees and Executive Directors during the year were as follows:

	2005	2004	2003

	£m	£m	£m
Wages and salaries	327	275	234
Costs of LTIP, KCP, EBP and other share-related incentive schemes	6	16	33
Social security costs	32	29	26
Other pension costs	14	12	12

	379	332	305

The Group operates a defined contribution pension scheme through the BSkyB Pension Plan (“the Plan”). The pension charge for the year represents the cost of contributions payable by the Group to the Plan during the year and amounted to £14 million (2004: £12 million; 2003: £12 million). The Group’s contributions owing to the Plan at 30 June 2005 were £1 million (2004: £1 million).
The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2005	2004	2003

	Number	Number	Number
Programming	1,424	1,295	1,106
Transmission and related functions	1,403	1,394	1,383
Marketing	238	209	199
Subscriber management	5,662	5,418	5,381
Administration	1,079	1,051	954
Betting	152	133	109

	9,958	9,500	9,132

There are approximately 278 temporary staff included within the average number of full time equivalent people employed by the Group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
b)  Directors’ emoluments
The emoluments of the Directors for the year are shown below:

						Total	Total	Total
				Total		emoluments	emoluments	emoluments
				emoluments		including	including	including
	Salary	Bonus		before		pension	pensions	pensions
	and fees	scheme	Benefits	pension	Pensions	2005	2004	2003

	£	£	£	£	£	£	£	£
Executive
James Murdoch(i)	750,000	1,200,000	216,697	2,166,697	59,680	2,226,377	1,480,578	13,946
Jeremy Darroch(ii)	440,000	640,000	14,049	1,094,049	33,168	1,127,217	—	—
Non-Executive
Chase Carey	40,600	—	—	40,600	—	40,600	38,600	13,946
David Devoe	40,150	—	—	40,150	—	40,150	48,151	17,741
David Evans	45,600	—	—	45,600	—	45,600	43,600	39,994
Nicholas Ferguson(iii)	45,600	—	—	45,600	—	45,600	2,012	—
Andrew Higginson(iv)	38,000	—	—	38,000	—	38,000	—	—
Allan Leighton	50,600	—	—	50,600	—	50,600	46,747	41,750
Rupert Murdoch	45,400	—	—	45,400	—	45,400	48,375	17,741
Jacques Nasser	50,700	—	—	50,700	—	50,700	43,792	26,923
Gail Rebuck	45,600	—	—	45,600	—	45,600	43,600	25,596
Lord Rothschild(v)	50,600	—	—	50,600	—	50,600	29,744	—
Arthur Siskind	45,400	—	—	45,400	—	45,400	46,010	15,843
Lord St. John of Fawsley (vi)	50,400	—	—	50,400	—	50,400	47,035	40,673
Lord Wilson of Dinton	50,600	—	—	50,600	—	50,600	44,894	13,946
Former Directors
Martin Stewart(vii)	500,000	1,773,982	20,000	2,293,982	23,145	2,317,127	1,059,926	956,436
Tony Ball(viii)	—	—	—	—	—	—	13,184,745	2,459,737
Philip Bowman(ix)	—	—	—	—	—	—	18,069	46,750
John Thornton(x)	—	—	—	—	—	—	46,110	53,744

Total emoluments	2,289,250	3,613,982	250,746	6,153,978	115,993	6,269,971	16,271,988	3,784,766

Gains on exercise of LTIP and EBP awards are disclosed below.

(i)	James Murdoch was appointed CEO on 4 November 2003. James Murdoch’s salary and fees for fiscal 2004 include £13,015, received for his services as a Non-Executive Director. James Murdoch’s salary and fees for fiscal 2003 were received for his services as a Non-Executive Director.

(ii)	Jeremy Darroch was appointed CFO of the Company on 16 August 2004.

(iii)	Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004.

(iv)	Andrew Higginson was appointed as a Director of the Company on 1 September 2004.

(v)	Lord Rothschild was appointed as a Director of the Company on 17 November 2003.

(vi)	Lord St John of Fawsley received a payment of £10,000 relating to unpaid fees for the period September 2002 to November 2003, when he was Senior Independent Director and Chairman and member of the Nominations Committee.

(vii)	Martin Stewart resigned as a Director of the Company on 4 August 2004.

(viii)	Tony Ball resigned as a Director of the Company on 4 November 2003.

(ix)	Philip Bowman resigned as a Director of the Company on 14 November 2003.

(x)	John Thornton resigned as a Director of the Company on 11 May 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Executive bonuses
The amounts received by the Directors under bonus schemes for the year are shown below:

Bonus
scheme

£
Executive Director
James Murdoch	1,200,000
Jeremy Darroch	640,000
Martin Stewart(i)	500,000

(i)	Martin Stewart also received a payment of £1,273,982 for the release of his share awards under the LTIP and EBP at 31 July 2004.
Executive Directors’ Bonus
The amounts shown above are those which have been approved by the Remuneration Committee for the year ended 30 June 2005.
Pensions
Martin Stewart received a payment of £6,365 (2004: £10,511; 2003: £4,213) in relation to the shortfall in his pension arrangements. Employer contributions of £16,780 (2004: £25,171; 2003: £27,473) were paid into the BSkyB Pension Plan.
James Murdoch received a payment of £23,125 (2004: £3,854; 2003: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £36,555 (2004: £6,092; 2003: nil) were paid into the BSkyB Pension Plan.
Jeremy Darroch received a payment of £6,219 (2004: nil; 2003: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £26,949 (2004: nil; 2003: nil) were paid into the BSkyB Pension Plan.
LTIP
Details of outstanding awards under the LTIP are shown below:

	Number of shares under award
									Market
	At	Granted	Exercised		Lapsed		At		price		Date from
	30 June	during	during		during		30 June	Exercise	at date of	Date of	which	Expiry
	2004	the year	the year		the year		2005	Price	exercise	award	exercisable	Date

Name of Director
James Murdoch	—	450,000	—		—		450,000	£0.00	—	11.08.04	11.08.07	11.08.14
Jeremy Darroch	—	250,000	—		—		250,000	£0.00	—	16.08.04	16.08.07	16.08.14
Martin Stewart	150,000	—	150,000	(ii)	—		—	£8.30	£5.71	21.11.01	n/a	n/a
	113,555	—	5,200	(ii)	—		108,355	£5.55	£5.71	02.08.02	31.07.05	31.07.12
	113,555	—	—		113,555	(i)	—	£5.55	—	02.08.02	n/a	n/a
	5,733	—	765	(ii)	—		4,968	£5.60	£5.71	13.08.02	31.07.05	31.07.12
	5,733	—	—		5,733	(i)	—	£5.60	—	13.08.02	n/a	n/a
	220,000	—	—		220,000	(i)	—	£0.00	—	13.08.03	n/a	n/a

In previous years, awards under the LTIP took the form of market value options with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer’s National Insurance obligations, which did not attract a cash bonus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The awards granted during fiscal 2003 and fiscal 2004 took the form of nil-priced options and were not enhanced to meet the employer’s National Insurance obligations.
Notes:

(i)	These awards were released on 31 July 2004.

(ii)	These awards vested on 31 July 2004 and were exercised by Martin Stewart during the year. The aggregate amount that he received was £890,560. In 2004, the aggregate amount received by Directors was £12,789,000 (2003: nil).
EBP
Details of outstanding awards under the EBP are shown below:

	Number of shares under award(i)
									Market
	At	Granted	Exercised		Lapsed		At		price	Date from
	30 June	during	during		during		30 June	Exercise	at date of	which	Expiry
	2004	the year	the year		the year		2005	price(i)	exercise	exercisable	Date

Name of Director
Martin Stewart	26,000	—	26,000 (ii	)	—		—	n/a	£5.71	n/a	n/a
	26,000	—	—		26,000 (iii	)	—	n/a	n/a	n/a	n/a
	55,000	—	—		55,000 (iii	)	—	n/a	n/a	n/a	n/a

Notes:

(i)	Awards under the EBP take the form of a contingent right to acquire existing shares in the Company at the vesting date, for nil consideration.

(ii)	These awards vested on 31 July 2004 and were exercised by Martin Stewart during the year. The aggregate amount that he received was £148,460 (2004: nil; 2003: nil).

(iii)	These awards were released on 31 July 2004.
The performance conditions applicable to the awards are measured over one financial year. The shares awarded in 2002 would have delivered the shares in equal measures at 31 July 2004 and 31 July 2005. The shares that were awarded in 2003 would have all been delivered at 31 July 2006.
Sharesave Scheme options
Details of outstanding options held under the Sharesave Scheme are shown below:

		Number of options
						Market
	At	Granted	Exercised	At		price	Date from
	30 June	during	during	30 June	Exercise	at date of	which	Expiry
	2004	the year	the year	2005	price	exercise	exercisable	Date

Name of Director
Jeremy Darroch	—	4,281	—	4,281	£3.86	n/a	01.02.10	01.08.10
Options under the Company’s Sharesave scheme are not subject to performance conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
8.  Taxation
a)  Analysis of charge (credit) in year

	2005			2004			2003

	Tax charge			Tax charge			Tax charge
	on profit			on profit			on profit
	before			before			before	Exceptional
	exceptional	Exceptional		exceptional	Exceptional		exceptional	tax charge
	items	tax charge	Total	items	tax charge	Total	items	(credit)(i)	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Current tax:
UK corporation tax	159	4	163	127	—	127	85	2	87
Adjustment in respect of prior years	(8)	—	(8)	(8)	—	(8)	—	—	—

Total current tax charge	151	4	155	119	—	119	85	2	87

Deferred tax:
Origination and reversal of timing differences	68	—	68	34	—	34	(26)	(123)	(149)
(Decrease) increase in estimate of recoverable deferred tax asset in respect of prior years	(17)	—	(17)	5	—	5	(2)	—	(2)

Total deferred tax charge (credit)	51	—	51	39	—	39	(28)	(123)	(151)

Share of joint ventures’ and associates’ tax charges	—	—	—	—	—	—	2	—	2

	202	4	206	158	—	158	59	(121)	(62)

All taxation relates to UK corporation tax.

(i)	In 2003, the Group recorded a deferred tax credit of £163 million relating to deferred tax assets not previously recognised. The Directors considered that there was sufficient evidence to support the recognition of these deferred tax assets on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilised. £123 million of the deferred tax credit was treated as an exceptional item.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
b)  Factors affecting the current tax charge for the year
The current tax charge for the year is lower (2004: lower; 2003: higher) than the standard rate of corporation tax in the UK (30%) applied to profits on ordinary activities before tax. The differences are explained below:

	2005	2004	2003

	£m	£m	£m
Profit on ordinary activities before taxation	631	480	122
Less: share of joint ventures’ and associates’ (profit) loss before taxation	(15)	5	(3)

Profit on ordinary activities before taxation (excluding joint ventures and associates)	616	485	119

Profit on ordinary activities before taxation (excluding joint ventures and associates) multiplied by standard rate of corporation tax in the UK of 30% (2004 and 2003: 30%)	185	146	36
Effects of:
Loss (gain) exempt from taxation	5	(15)	—
Goodwill amortisation	35	33	36
Other permanent differences	2	(9)	6
Utilisation of tax losses	(49)	(29)	(7)
Other timing differences	(19)	(4)	14
Consortium relief	2	3	—
Tax charge on partnership profits	2	2	2

Current tax charge for the year	163	127	87

c)  Factors that may affect future tax charges
At 30 June 2005, a deferred tax asset of £14 million (2004: £13 million) arising from UK losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.
A deferred tax asset of £64 million (2004: £64 million) has not been recognised in respect of trading losses in the Group’s German holding companies of KirchPayTV GmbH & Co KGaA (“KirchPayTV”), and a deferred tax asset of £330 million (2004: £450 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to be realised.
The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £24 million (2004: £21 million) which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be realised.
9.  Equity dividends

	2005	2004	2003

	£m	£m	£m
Interim dividend paid of 4.00p (2004: 2.75p; 2003: nil) per Ordinary Share	77	53	—
Final proposed dividend of 5.00p (2004: 3.25p; 2003: nil) per Ordinary Share	93	63	—

	170	116	—

The ESOP has waived its rights to dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
10. Earnings per share
Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group’s ESOP trust during the year.
Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group’s ESOP trust during the year, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the year.
The weighted average number of shares was:

	2005	2004	2003

	Millions	Millions of	Millions of
	of shares	shares	shares
Ordinary Shares	1,917	1,940	1,921
ESOP trust Ordinary Shares	(4)	(2)	(6)

Basic shares	1,913	1,938	1,915
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	6	8	27

Diluted shares	1,919	1,946	1,942

The number of anti-dilutive shares at 30 June 2005 was 29,366,767 shares (2004: 21,897,027 shares; 2003: 36,779,664 shares), comprising wholly of share options.
11. Intangible fixed assets
The movement in the year was as follows:

Goodwill

£m
Cost
At 30 June 2003	820

At 30 June 2004	820

At 30 June 2005	820

Amortisation
At 30 June 2003	284
Charge	119

At 30 June 2004	403

Charge	116

At 30 June 2005	519

Net book value
At 30 June 2003	536

At 30 June 2004	417

At 30 June 2005	301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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
At 30 June 2004, the Group made a provision of £3 million, included within amortisation, against goodwill which arose on the acquisition of planetfootball.com Limited (a subsidiary of SIG, which provides website services to the sports industry), reducing the carrying value to nil. The provision was made as a result of an impairment review which showed that the expected future cash flows of the business would not support a carrying value for the goodwill.
At 31 December 2002, the Group made a provision of £5 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a subsidiary of SIG, which provided statistics on the sports industry), reducing the carrying value to nil. The provision was made as a result of the Group’s announcement in December 2002 that it would close Opta.
12. Tangible fixed assets
The movement in the year was as follows:

	Freehold	Short	Equipment,	Assets in
	land and	leasehold	fixtures	course of
	buildings(i)	improvements	and fittings	construction	Total

	£m	£m	£m	£m	£m
Cost
At 30 June 2003	45	70	649	29	793
Additions	—	—	61	72	133
Disposals	—	—	(2)	—	(2)

At 30 June 2004	45	70	708	101	924
Additions	25	—	66	153	244
Disposals	—	—	(167)	—	(167)
Transfers	—	(28)	28	—	—

At 30 June 2005	70	42	635	254	1,001

Depreciation
At 30 June 2003	10	43	394	—	447
Charge	1	3	98	—	102
Disposals	—	—	(1)	—	(1)

At 30 June 2004	11	46	491	—	548
Charge	2	5	85	—	92
Disposals	—	—	(165)	—	(165)
Transfers	—	(20)	20	—	—

At 30 June 2005	13	31	431	—	475

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Freehold	Short	Equipment,	Assets in
	land and	leasehold	fixtures	course of
	buildings(i)	improvements	and fittings	construction	Total

	£m	£m	£m	£m	£m
Net book value
At 30 June 2003	35	27	255	29	346

At 30 June 2004	34	24	217	101	376

At 30 June 2005	57	11	204	254	526

(i)	The amounts shown include assets held under finance leases with a net book value of £6 million (2004: £6 million). The cost of these assets was £8 million (2004: £8 million) and the accumulated depreciation was £2 million (2004: £2 million). Depreciation charged during the year on these assets was nil (2004: £2 million; 2003: nil).
Depreciation was not charged on £21 million of land (2004: £9 million).
13. Investments in joint ventures and associates
The movement in the year was as follows:

	2005	2004

	£m	£m
Cost and funding, excluding goodwill
Beginning of year	234	235
Loans advanced	4	5
Loans repaid	(8)	(6)
Disposals(iii)	(18)	—
Transfer to Group undertaking(iv)	(1)	—

End of year	211	234

Transfer from creditors(i)	1	5

Movement in share of underlying net liabilities
Beginning of year	(206)	(207)
Additions	—	10
Share of operating results	14	(5)
Share of interest receivable	1	1
Share of interest payable	—	(1)
Disposals(iii)	14	—
Dividends received	(12)	(4)

End of year	(189)	(206)

Goodwill
Beginning of year	—	—
Additions(v)	—	(10)
Amortisation, net(v)	—	10

End of year	—	—

Net book value
Beginning of year	33	30

End of year(ii)	23	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(i)	The investment in joint ventures and associates excludes cumulative losses of £1 million (2004: £5 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

(ii)	The net book value above includes a listed investment with a net book value of £1 million at 30 June 2005 (2004: £5 million). The aggregate market value of this investment at 30 June 2005 was £1 million (2004: £8 million).
2005

(iii)	On 1 November 2004, the Group sold its 49.5% investment in GSB for £14 million in cash, realising a loss on disposal of £23 million. The carrying value of the investment prior to disposal was £4 million.

(iv)	On 4 March 2005, the Group purchased 50% of the outstanding share capital of Artsworld Channels Limited (“Artsworld”), bringing its total shareholding to 100%. Accordingly, Artsworld is now consolidated within the Group from that date.
2004

(v)	In 2004, goodwill additions included £11 million of negative goodwill arising on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited. This was written off to the profit and loss account immediately on acquisition. In addition, £1 million of goodwill has arisen on the purchase of certain joint ventures and associates.
The following information is given in respect of the Group’s share of joint ventures and associates:

	2005	2004	2003

	£m	£m	£m
Turnover	72	83	77
Fixed assets	3	3	4
Current assets	47	71	83
Liabilities due within one year	(27)	(40)	(48)
Liabilities due after more than one year	(1)	(6)	(11)
Associates with a net book value of £1 million (2004: £1 million) are included in the total investment in joint ventures and associates.
14. Other fixed asset investments
Principal Group investments
The investments of the Group which principally affect the consolidated results and net assets of the Group are as follows:

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Subsidiaries: Direct Holdings
British Sky Broadcasting Limited(a)	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	Operation of a pay television broadcasting service in the UK and Ireland
Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Sports Internet Group Limited	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	Holding company
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 Ordinary Shares of £1 each (100%)	Holding company
Subsidiaries: Indirect holdings
Sky Subscribers Services Limited	England and Wales	3 Ordinary Shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,576,000 Ordinary Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Hestview Limited	England and Wales	108 Ordinary Shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	3 Ordinary Shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures Limited	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments
BSkyB Investments (Guernsey) LLP	England and Wales	300,100,000 Ordinary Shares of £1 each (100%)	Investment of surplus cash
Joint ventures and associates
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children’s television channels
The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history and biography television programming

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Country of	Description and
	incorporation/	proportion of
Name	operation	shares held (%)	Principal activity

Paramount UK(b),(d)	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
MUTV Limited(e)	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of the Manchester United football channel
National Geographic Channel(c)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Music Choice Europe plc(d)	England and Wales	11,880,303 Ordinary Shares of £0.01 each (35.80%)	The transmission of audio music channels
Attheraces Holdings Limited(d)	England and Wales	1,500 Ordinary Shares of £1 each (47.50%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	19,800 B Shares of £0.01 each (20%) and 7,000,000 redeemable preference shares of £1 each	The production and marketing of the Chelsea Football Club football channel

Notes

(a)	50.01% directly held by British Sky Broadcasting Group plc and 49.99% held by BSkyB Investments Limited.

(b)	The registered address of Paramount UK is 180 Oxford Street, London W1D 1DS.

(c)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

(d)	These entities report their financial results for each 12 month period ending 31 December.

(e)	MUTV Limited reports its financial results for each 12 month period ending 30 September.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The movement in other investments was as follows:

	2005	2004

	£m	£m
Cost
Beginning of year	1,020	1,105
Disposals (i) to (v)	(14)	(85)

End of year	1,006	1,020

Provision
Beginning of year	1,018	1,061
Disposals (i), (ii), (v)	(14)	(19)
Released during the year, net (iv), (vi)	—	(24)

End of year	1,004	1,018

Net book value
Beginning of year	2	44

End of year	2	2

2005

(i)	In January 2005, the Group sold its 4.76% equity investment in Sunderland Football Club plc, reducing both the cost and the associated provision by £7 million to reflect the disposal.

(ii)	In October 2004, the Group sold its investment in Innovation Finance & Equity Exchange NV (formerly known as Letsbuyit.com) reducing both the cost and the associated provision by £7 million to reflect the disposal.
2004

(iii)	In March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. The carrying value of this investment prior to disposal was nil.

(iv)	In October 2003, the Group announced that it had sold its entire holding in Manchester United plc for £62 million, recognising a profit on disposal of £2 million following the release of a £33 million provision previously held against the investment.

(v)	In August 2003, the Group sold its 9.9% equity investment in Chelsea Village plc, reducing the cost by £25 million and the associated provision by £19 million to reflect the disposal.

(vi)	The Group increased its provision against its remaining minority equity investments in football clubs by £9 million during the prior year.
Further analysis of the listed investment is shown below:

	2005	2004

	£m	£m
Carrying value of listed investment included above (i)	1	1
Aggregate market value of listed investment at end of year	1	1

(i)	Investment listed on OFEX.
No tax liability would arise on the sale of this listed investment at the market value shown above as no gain would arise.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
15. Stocks

	2005	2004

	£m	£m
Television programme rights	310	322
Digiboxes and related equipment	28	49
Raw materials and consumables	2	2
Other goods held for resale	—	2

	340	375

At least 86% (2004: 87%) of the existing television programme rights at 30 June 2005 will be amortised within one year.
During fiscal 2004, a review of programme stock balances resulted in the acceleration of certain amortisation charges totalling £28 million.
16. Deferred tax asset

	2005	2004

	£m	£m
Included within debtors due within one year:
— tax losses carried forward	34	43
— accelerated capital allowances	9	6

	43	49

Included within debtors due after more than one year:
— tax losses carried forward	34	75
— accelerated capital allowances	5	15
— short-term timing differences	18	12

	57	102

	100	151

Deferred tax asset
Beginning of year	151	190
Charge in the profit and loss account during the year	(51)	(39)

End of year	100	151

The total deferred tax asset recognised at 30 June 2005 includes £68 million (2004: £118 million) of tax losses carried forward that can be offset only against future taxable profits generated by the company in which these tax losses reside. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.
During the year the Group disposed of subsidiaries holding unrecognised tax losses of £120 million (2004: nil).
The amount of unrecognised deferred tax present within the Group is disclosed in note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
17. Other debtors

	2005	2004

	£m	£m
Amounts falling due within one year
Trade debtors	134	165
Amounts owed by joint ventures and associates	6	8
Amounts owed by other related parties	1	2
Other debtors	4	3
Prepaid programme rights	47	35
Prepaid transponder rentals	15	15
Other prepayments	20	16
Accrued income	72	77

	299	321

Amounts falling due after more than one year
Prepaid programme rights	4	6
Prepaid transponder rentals	23	30
Other prepayments and accrued income	5	6

	32	42

Trade debtors are shown net of certain provisions. The total amount provided at 30 June 2005 was £43 million (2004: £46 million). The current year charge to the profit and loss account in respect of these provisions was £19 million (2004: £5 million; 2003: £16 million).
The Group does not have any significant concentrations of credit risk.
18. Creditors: Amounts falling due within one year

	2005	2004

	£m	£m
Trade creditors(i)	345	390
Amounts due to joint ventures and associates	3	8
Amounts due to other related parties	34	40
UK corporation tax	100	48
VAT	101	92
Social security and PAYE	10	8
Proposed dividend	93	63
Defined contribution pension scheme creditor	1	1
Other creditors	42	60
Accruals	324	293
Deferred income	187	167

	1,240	1,170

(i)	Included within trade creditors are £187 million (2004: £250 million) of US dollar-denominated programme creditors. Approximately 80% (2004: 80%) of these were covered by forward exchange contracts and collars.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
19. Creditors: Amounts falling due after more than one year

	2005	2004

	£m	£m
Long-term borrowings
US$650 million of 8.200% Guaranteed Notes repayable in 2009 (a)	413	413
£100 million of 7.750% Guaranteed Notes repayable in 2009 (a)	100	100
US$600 million of 6.875% Guaranteed Notes repayable in 2009 (a)	367	367
US$300 million of 7.300% Guaranteed Notes repayable in 2006 (a)	189	189
Obligations under finance leases (b)	7	7

	1,076	1,076

Other
Accruals and deferred income	25	28

	1,101	1,104

(a)  Guaranteed notes
At 30 June 2005, the Group had in issue the following publicly-traded guaranteed notes:
US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, the Group entered into further swap arrangements relating to £63.5 million of this debt, which arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months London Inter-Bank Offer Rate (“LIBOR”) plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increases from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 June 2005, none of the floor levels had been breached, therefore the Group continues to pay the relevant floating rates.
£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually. In March 2004, the Group entered into an interest rate swap arrangement in respect of £50 million of this debt, whereby the previously fixed rate of 7.750% was swapped to a floating rate of LIBOR plus a margin of 2.050% from July 2004 to July 2005. On 9 July 2005, and every 9 July thereafter, the counterparty had the right, but not the obligation, to cancel this swap, returning the Group to its previous fixed rate of 7.750%. The counterparty cancelled this swap on 9 July 2005.
US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months LIBOR plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all the other aspects of the swap remaining unchanged.
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

(b) Finance leases
The minimum lease payments under finance leases, including interest amounts, fall due as follows:

£m
Amounts repayable in the year ending 30 June:
2006	1
2007	1
2008	1
2009	1
2010	1
After five years	17

22

The present value of finance lease liabilities are broken down as follows:

£m
Capital amount	7
Interest amount	3

10

At 30 June 2005, obligations under finance leases represent financing arrangements in connection with the CRM centre in Dunfermline. Repayments of £1 million (2004: £1 million) were made against the lease. A proportion of these payments has been allocated to any capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.
(c)  Undrawn RCFs
In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement). At the current ratio of net debt: EBITDA, the margin would be 0.45% above LIBOR if the Group were to make a drawing on the facility.
The £1 billion RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). The Group must currently maintain these ratios as follows:

•	Net Debt to EBITDA must be no more than 3:1

•	EBITDA to Net Interest Payable must be at least 3.5:1
At 30 June 2005, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 0.5:1. In the current year, the ratio of EBITDA to Net Interest Payable was 14.7:1.
Both the bank facilities and the publicly-traded guaranteed notes have been issued by the Company and are guaranteed by both British Sky Broadcasting Limited (“BSkyB Limited”) and Sky Subscribers Services Limited (“SSSL”). Additionally, the £1 billion RCF is guaranteed by BSkyB Investments Limited.
Commitment fees of £2 million (2004: £5 million; 2003: £3 million) were payable for undrawn amounts available under the RCFs, based on a rate equal to 40% of the applicable margin of 0.45% over LIBOR.
20. Derivatives and other financial instruments
Treasury policy and risk management
The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rates and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.
Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by the Group’s internal audit team and by its Treasury Committee.
The Group’s principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from the Group’s operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, forward exchange contracts and currency options (“collars”) to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.
Interest rate management
The Group has financial exposures to both UK and US interest rates, arising primarily from long-term bonds. The Group manages its exposures by borrowing at fixed rates of interest and by using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. All of the Group’s US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of the Group’s debt exposure is denominated in pounds sterling after cross-currency

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
swaps are taken into account; at 30 June 2005, the split of the Group’s aggregate net borrowings into their core currencies was US dollar 91% and pound sterling 9% (2004: US dollar 90% and pound sterling 10%).
The Group also enters into pound sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. Certain of the swaption agreements can be cancelled prior to the maturity of the bonds. The counter-parties have a minimum long-term rating of “A” or equivalent with Moody’s and Standard & Poor’s.
At 30 June 2005, 72% of the Group’s borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (30 June 2004: 77%). The fair value of interest rate swap and swaption agreements and cross-currency swaps held, as of 30 June 2005, was approximately £103 million against the Group’s favour, compared to £105 million against the Group’s favour at 30 June 2004.
At 30 June 2005, the Group had outstanding cross-currency swap, interest rate swap and swaption agreements with net notional principal amounts totalling £1,018 million, compared to £968 million at 30 June 2004. This movement reflects new interest rate swap and swaption agreements designed to achieve a more appropriate balance between fixed and floating rate debt.
Currency exchange rates
The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year to 30 June 2005, 13% of operating costs (£409 million) were denominated in US dollars (2004: 14% (£439 million)). These costs relate mainly to the Group’s long-term programming contracts with US suppliers.
During the year, the Group managed its US dollar/pound sterling exchange risk exposure on US programming contracts by the purchase of forward exchange contracts, collars and similar financial instruments for up to five years ahead. All US dollar-denominated forward exchange contracts, collars and similar financial instruments entered into by the Group are in respect of firm commitments only and those instruments maturing over the 12 months following 30 June 2005 represent approximately 80% (2004: 80%) of US dollar-denominated costs falling due in that period.
At 30 June 2005, the Group had outstanding commitments to purchase, in aggregate, US$670 million (2004: US$705 million), at average rates of US$1.79 to £1.00 (2004: US$1.62 to £1.00). In addition, at 30 June 2005, collars were held relating to the purchase of a total of US$114 million (2004: nil).
The Group’s primary Euro exposure arises as a result of revenues generated from the Group’s subscribers in Ireland, being approximately 3% of total revenue in the year (2004: 3%). These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, the net position being a Euro surplus.
The Group has purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss francs, which means that the Group will be exposed to the Swiss franc/pound sterling exchange rate. In line with the Group’s policy of limiting foreign exchange transactions to fixed price instruments, 76% of this exposure (CHF 76 million) (2004: 90%; CHF 100 million) was hedged during the year via the use of forward contracts for the exchange of Euros and sterling for Swiss francs. Since 30 June 2005, 100% of this exposure has been hedged.
Euros 4 million were exchanged for US dollars on currency spot markets during the year (2004: nil) and no surplus Euros were exchanged for pounds sterling during the current year (2004: Euro 15 million). At 30 June 2005, Euro 82 million (£56 million) has been retained to meet obligations under forward exchange contracts for the purchase of Swiss francs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Interest rate risks
After taking into account interest rate swaps, cross-currency interest rate swaps and forward rate agreements entered into by the Group, the interest rate profile of the Group’s financial liabilities was as follows:

	2005			2004

	Fixed	Floating	Total	Fixed	Floating	Total

£m	777	299	1,076	827	249	1,076
Weighted average interest rate	7.7%	7.7%	7.7%	7.8%	7.6%	7.8%
Weighted average period for which the rate is fixed (years)	3.3	n/a	n/a	4.3	n/a	n/a
Weighted average term (years)	3.3	3.9	3.4	4.3	4.2	4.3
Further details of interest rates on long-term borrowings are given in note 19.
Cash and liquid resources of £697 million (2004: £647 million) comprises cash at bank of £104 million (2004: £63 million), bank deposits of £539 million (2004: £411 million) in a variety of maturities of up to six months (2004: nine months), and purchased corporate commercial paper of £54 million (2004: £173 million) in a variety of maturities of up to three months (2004: six months), all attracting rates of interest of London Inter-Bank Bid Rate (“LIBID”) or above.
In addition, in order to manage interest rate risk on interest receivable, at 30 June 2005 forward rate agreements with a notional value of £53 million (2004: nil) were entered into which fixed the interest rate receivable on sterling deposits for three months from 27 June 2005 at a rate of 5.060% and for three months from 26 September 2005 at a rate of 5.105%.
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

	Net foreign currency monetary assets (£m)

	2005			2004

	USD	Euros	Total	USD	Euros	Total

Functional currency of Group operating unit
Pounds sterling	6	85	91	42	41	83
The Group also held open various forward exchange contracts and collars at 30 June 2005 which were taken out to hedge expected future foreign currency commitments.
Liquidity risks
The profile of the Group’s financial liabilities, other than short-term creditors, is shown in note 19. The profile of provisions is shown in note 21.
The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2005	2004

	£m	£m
Expiring in more than two years	1,000	600

Total	1,000	600

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The £600 million facility was cancelled on 4 November 2004 and was replaced by the £1 billion facility, which matures on 30 July 2010.
Fair values
Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities, and associated derivative financial instruments, as at 30 June 2005 and 30 June 2004:

	2005		2004

	Book value	Fair value	Book value	Fair value

	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Quoted bond debt	(1,069)	(1,062)	(1,069)	(1,060)
Finance leases	(7)	(7)	(7)	(7)
Bank deposits	539	539	411	411
Commercial paper	54	54	173	173
Cash at bank	104	104	63	63
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps and swaption agreements	—	3	—	(18)
Cross-currency swaps	—	(106)	—	(87)
Forward exchange contracts	—	5	—	(41)
Currency options (collars)	—	2	—	—
The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the period ends.
The differences between book values and fair values reflect unrealised gains or losses inherent in the instruments, based on valuations as at 30 June 2005 and 30 June 2004. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.
In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at 30 June 2005 and 30 June 2004. See notes 13 and 14 for disclosure of their book values and fair values.
Included within the fair value of forward exchange contracts are a number of US-denominated forward exchange contracts which the Group has taken out with counterparty banks on behalf of two of its joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil. The gross sterling equivalent face value of these forward contracts at 30 June 2005 was £11 million (2004: £2 million).
Hedges
The Group’s policy is to hedge the following exposures:

—	interest rate risk, using interest rate swap and swaption agreements

—	transactional currency exposures, using forward exchange contracts and collars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

—	exposures on long-term foreign currency debt, using cross-currency swap arrangements and interest rate swap and swaption agreements
Gains and losses on hedging instruments which are eligible for hedge accounting treatment are not recognised until the underlying hedged item is recognised.
Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2005			2004

			Total net			Total net
			gains			gains
	Gains	Losses	(losses)	Gains	Losses	(losses)

	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses at the beginning of the year	8	(154)	(146)	39	(83)	(44)
Gains and losses arising in previous years that were recognised in the year	(1)	41	40	—	46	46

Gains and losses arising before the beginning of the year that were not recognised in the year	7	(113)	(106)	39	(37)	2
Gains and losses arising in the year that were not recognised in the year	15	(5)	10	(31)	(117)	(148)

Unrecognised gains and losses on hedges at the end of the year	22	(118)	(96)	8	(154)	(146)

Of which:
Gains and losses expected to be recognised in the next year	3	(3)	—	1	(41)	(40)

Gains and losses expected to be recognised after the next year	19	(115)	(96)	7	(113)	(106)

21.	Provisions for liabilities and charges

	Provision for
	redundancy	Other	Total
	expenses	provisions	provisions

	£m	£m	£m
At 1 July 2003	—	3	3
Utilised in year	—	(1)	(1)
Released in year	—	(2)	(2)

At 30 June 2004	—	—	—

Provided in year	11	2	13

At 30 June 2005	11	2	13

The Group has provided £11 million for the expected costs of redundancy and related expenses following an efficiency review. It is expected that this provision will be utilised in 2006 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

22.	Called-up share capital

	2005	2004

	£m	£m
Authorised
3,000,000,000 (2004: 3,000,000,000) Ordinary Shares of 50p	1,500	1,500

Allotted, called-up and fully paid — equity
1,867,523,599 (2004: 1,941,712,786) Ordinary Shares of 50p	934	971

Number of
Allotted and fully paid during the year	Ordinary Shares

Beginning of year	1,941,712,786
Options exercised under the Sharesave Scheme at between £3.720 and £6.112	129,813
Shares repurchased and subsequently cancelled	(74,319,000)

End of year	1,867,523,599

Movements in share capital in the year ended 30 June 2005 are described in note 23.
Share option and contingent share award schemes
The number of newly issued shares which may be allocated under the Executive and Sharesave Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous 10 years under the Schemes and any other Employee Share Scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and Awards which will be satisfied by ESOP shares do not fall within these headroom limits.
Total options and awards in existence at 30 June 2005 were as follows:

Number of
Scheme	Ordinary Shares

Executive Share Option Scheme Options(a)	45,309,551
Sharesave Scheme Options(b)	5,131,741
LTIP Awards(c)	4,827,243
KCP Awards(d)	2,830,259
EBP Awards(e)	348,000

58,446,794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(a)  Executive Share Option Scheme Options
Options in existence at 30 June 2005 under the Executive Schemes are shown in the table below:

	Number of		Exercisable
Date of grant	Ordinary Shares	Option price	from(i)

		£
10-Jun-97	5,020	5.975	10-Jun-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	2,491,840	5.010	1-Dec-01
7-May-99	4,589	4.350	7-May-02
29-Oct-99	3,007,150	6.385	29-Oct-02
22-Nov-99	107,775	6.495	22-Nov-02
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	20,800	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	81,632	9.800	23-May-03
12-Jun-00	12,247	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	29,101	12.370	26-Jul-03
30-Aug-00	141,223	11.400	30-Aug-03
23-Nov-00	3,724,008	9.900	23-Nov-01
1-Dec-00	2,399,000	9.840	1-Dec-03
26-Feb-01	66,746	9.340	26-Feb-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	7,017,358	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	53,593	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	31-May-04
28-Jun-02	13,725	6.180	28-Jun-03
5-Aug-02	7,368,094	5.300	5-Aug-04
20-Sep-02	47,815	5.185	20-Sep-04
30-Sep-02	17,912	5.305	30-Sep-04
2-Jan-03	229,296	6.390	2-Jan-05
18-Mar-03	74,672	6.100	18-Mar-05
1-Sep-03	6,654,047	6.620	1-Sep-05
25-Feb-04	1,498	7.155	25-Feb-06
6-Aug-04	10,304,173	5.030	6-Aug-06
9-Sep-04	74,051	4.930	9-Sep-06
8-Oct-04	26,534	5.100	8-Oct-06
17-Nov-04	104,157	5.473	17-Nov-06
8-Jun-05	12,789	5.385	8-Jun-07

	45,309,551

(i)	Unapproved options granted up to and including August 2000 became exercisable in full three years after the date of grant (subject to the satisfaction of performance conditions). Options granted between November 2000 and June 2002 inclusive become exercisable over a period of four years from the date of grant, with a quarter vesting on each of the first, second, third and fourth anniversaries of grant (subject to the satisfaction of performance conditions), with the exception of the options granted on 1 December 2000, which became exercisable in full three years after the date of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

grant, and those granted on 5 June 2002, which became exercisable in full on 31 May 2004. Options granted since June 2002 become exercisable over a period of four years from the date of grant, with a third vesting on each of the second, third and fourth anniversaries of grant (subject to the satisfaction of performance conditions). All approved options become exercisable in full three years after the date of grant (subject to the satisfaction of performance conditions).
The Company operates HMRC Approved and Unapproved Executive Share Option Schemes (“Executive Schemes”).
Grants under the Executive Schemes were made on an annual basis. The Company followed a policy of granting options to employees, at the discretion of the relevant Senior Executive.
Awards granted under the Executive Schemes have been based on EPS targets. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest.
Measurements of the extent to which performance targets have been met are reviewed by the Remuneration Committee at the date of vesting of each award, taking account of independent advice as necessary.
(b) Sharesave Scheme Options
Options in existence at 30 June 2005 under the Sharesave Scheme are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
27-Oct-97	1,467	3.720	1-Jan-05
28-Sep-98	51,670	3.780	1-Dec-05
18-Oct-99	511	4.620	1-Jan-05
18-Oct-99	20,909	4.620	1-Jan-07
3-Oct-00	39,353	9.710	1-Jan-06
3-Oct-00	13,538	9.710	1-Jan-08
28-Sep-01	12,800	6.112	1-Jan-05
28-Sep-01	76,858	6.112	1-Jan-07
28-Sep-01	22,592	6.112	1-Jan-09
30-Sep-02	813,801	4.750	1-Feb-06
30-Sep-02	219,044	4.750	1-Feb-08
30-Sep-02	55,215	4.750	1-Feb-10
3-Oct-03	452,843	5.300	1-Feb-07
3-Oct-03	131,365	5.300	1-Feb-09
3-Oct-03	29,933	5.300	1-Feb-11
1-Oct-04	2,254,668	3.860	1-Feb-08
1-Oct-04	935,174	3.860	1-Feb-10

	5,131,741

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(c)  LTIP Awards
Awards in existence at 30 June 2005 under the LTIP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
2-Aug-02	902,113	5.550	31-Jul-05
13-Aug-02	43,250	5.600	31-Jul-05
2-Jan-03	91,880	6.390	31-Jul-05
13-Aug-03	860,000	0.000	31-Jul-06
12-Feb-04	80,000	0.000	31-Jul-06
11-Aug-04	2,600,000	0.000	11-Aug-07
16-Aug-04	250,000	0.000	16-Aug-07

	4,827,243

The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Remuneration Committee. An award under the existing LTIP comprises a performance-based share award, which may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which have the same value to the participant. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Remuneration Committee. The awards vest, in full or in part, dependent on the satisfaction of specified performance targets.
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
(d) KCP Awards
Awards in existence at 30 June 2005 under the KCP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	price	from

		£
13-Aug-03	123	0.000	31-Jul-04
13-Aug-03	1,058,794	0.000	31-Jul-05
11-Aug-04	887,842	0.000	11-Aug-05
11-Aug-04	883,500	0.000	11-Aug-06

	2,830,259

It is intended that designated managers will participate in the KCP, except for Executive Directors and Senior Executives. Previously this scheme has only been open to a small number of Executives within the Group. Awards under this scheme are made at the discretion of the CEO. The KCP is a replica scheme of the LTIP, with the same performance conditions. Awards that are exercised under the KCP can only be satisfied by the issue of shares purchased in the market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(e)  EBP Awards
Awards in existence at 30 June 2005 under the EBP are shown in the table below:

	Number of	Option	Exercisable
Date of grant	Ordinary Shares	Price	from

		£
2-Aug-02	93,000	n/a	31-Jul-05
2-Jan-03	20,000	n/a	31-Jul-05
13-Aug-03	215,000	n/a	31-Jul-06
12-Feb-04	20,000	n/a	31-Jul-06

	348,000

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
23. Reconciliation of movement in shareholders’ funds
Movement in shareholders’ funds includes all movements in reserves.

									Total
									equity
			Shares				Capital	Profit	shareholders’
	Share	Share	to be	ESOP	Merger	Special	redemption	and loss	(deficit)
	capital	premium	issued	reserve	reserve	reserve	Reserve	account	funds

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 July 2002	947	2,410	256	—	267	—	—	(4,180)	(300)
Issue of share capital	22	126	(253)	—	111	—	—	(1)	5
Profit for the financial year	—	—	—	—	—	—	—	190	190
Transfer from merger reserve	—	—	—	—	(79)	—	—	79	—

At 1 July 2003 — as previously stated	969	2,536	3	—	299	—	—	(3,912)	(105)
Prior year adjustment	—	—	—	(35)	—	—	—	(12)	(47)

At 1 July 2003 — as restated	969	2,536	3	(35)	299	—	—	(3,924)	(152)
Issue of share capital	2	21	(3)	—	—	—	—	—	20
ESOP shares utilised	—	—	—	27	—	—	—	11	38
ESOP shares purchased	—	—	—	(22)	—	—	—	—	(22)
Profit for the financial year	—	—	—	—	—	—	—	322	322
Dividends	—	—	—	—	—	—	—	(116)	(116)
Share premium reduction	—	(1,120)	—	—	—	14	—	1,106	—
Transfer from merger reserve	—	—	—	—	(77)	—	—	77	—

At 1 July 2004	971	1,437	—	(30)	222	14	—	(2,524)	90
ESOP shares utilised	—	—	—	12	—	—	—	7	19
ESOP shares purchased	—	—	—	(14)	—	—	—	—	(14)
Profit for the financial year	—	—	—	—	—	—	—	425	425
Dividends	—	—	—	—	—	—	—	(170)	(170)
Transfer from merger reserve	—	—	—	—	(73)	—	—	73	—
Write back of goodwill on disposal	—	—	—	—	—	—	—	32	32
Share buy-back	(37)	—	—	—	—	—	37	(416)	(416)

At 30 June 2005	934	1,437	—	(32)	149	14	37	(2,573)	(34)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Share buy-back
On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97 million Ordinary Shares. During the financial year, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of £5.60 per share, with a nominal value of £37 million, for a consideration of £416 million. Consideration included stamp duty and commission of £3 million. This represents 4% of called-up share capital at the beginning of the financial year.
Goodwill
In accordance with FRS 10, the Company has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in profit for the financial year. The goodwill arose on the increase of our interest in GSB to 49.5% in March 1998 and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.
At 30 June 2005, the cumulative goodwill written off directly to reserves by the Group amounted to £492 million (2004: £524 million).
Share premium reduction
On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the AGM held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit.
Share option schemes
During the period, the Company issued shares with a market value of £1 million (2004: £26 million) in respect of the exercise of options awarded under various share option schemes.
At 30 June 2005, the Group’s ESOP held 5,609,212 Ordinary Shares in the Company at an average value of £5.78 per share. The 1,808,303 shares utilised during the period relate to the exercise of LTIP, EBP, KCP, Executive Share Option Scheme and Sharesave Scheme awards.
The movement in the ESOP shares held was as follows:

	Number of
	Ordinary Shares	£m

Beginning of year	4,747,515	30
Share options exercised during the year	(1,808,303)	(12)
Shares repurchased by the Group for the ESOP during the year	2,670,000	14

End of year	5,609,212	32

Merger reserve
During the year, £36 million (2004: £36 million; 2003: £35 million) relating to the amortisation of BiB goodwill and £37 million (2004: £41 million; 2003: £44 million) relating to the amortisation of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss reserve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Dividends
Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies’ Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £77 million paid in April 2005, relating to the period ended 31 December 2004, and the final dividend of £93 million proposed in August 2005, relating to the year ended 30 June 2005, were paid or proposed to be paid out of profits available for distribution generated from external cash receipts.
Contingent consideration
On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.
In fiscal 2003, the Company issued 43.2 million shares with a fair value of £253 million to HSBC, Matsushita and BT (“the selling shareholders”) in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the agreement reached on 15 July 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders’ rights under the earn out provisions. The earn out provisions provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders. Additional Group merger reserve of £111 million was created in relation to 20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.

24.	Guarantees, contingencies and other financial commitments

(a)	Future expenditure

	Year ending 30 June						Total at	Total at
						After	30 June	30 June
	2006	2007	2008	2009	2010	5 years	2005	2004

	£m	£m	£m	£m	£m	£m	£m	£m
Contracted for but not provided for in the accounts
— television programme rights(i)	801	744	326	255	125	9	2,260	2,489
— Digiboxes and related equipment	155	—	—	—	—	—	155	70
— third party payments(ii)	7	5	2	—	—	—	14	41
— capital expenditure	10	—	—	—	—	—	10	17
— other purchase obligations	25	9	2	—	—	—	36	61

	998	758	330	255	125	9	2,475	2,678

(i)	At 30 June 2005, the Group had minimum television programming rights commitments of £2,260 million (2004: £2,489 million), of which £642 million (2004: £766 million) related to commitments payable in US dollars for periods of up to eight years (2004: nine years), £45 million (2004: £87 million) related to commitments payable in Swiss francs for periods of up to one year (2004: two years) and £3 million (2004: £6 million) related to commitments payable in Euros for periods of up to one year (2004: two years).

An additional £302 million (US$535 million) of commitments (2004: £265 million (US$483 million)) would also be payable in US dollars, assuming that movie subscriber numbers remain unchanged

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

from current levels. The pounds sterling television programme rights commitments include similar per subscriber based price clauses that would result in additional commitments of £10 million (2004: £3 million) if subscriber numbers were to remain at 30 June 2005 levels.

(ii)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to DTH viewers (“Sky Distributed Channels”) and are for periods of up to four years (2004: five years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at 30 June 2005 levels, the additional commitment would be £522 million (2004: £844 million).

(b)	Contingent liabilities
The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK.
The Directors do not expect any material loss to arise from the above contingent liabilities.

(c)	Contingent assets
Under the terms of one of the Group’s channel distribution agreements, BSkyB Limited is entitled to a payment between January and March 2007, equal to a proportion of the fair value of certain of the channels under that distribution agreement. The fair value of the channels is to be determined as at 31 December 2006. Accordingly, it is not yet possible to determine the value of the payment to be received.
The Group has served a claim for a material amount against an information and technology solution provider, which provided services to the Group as part of the Group’s investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

(d)	Guarantees
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries, to meet their liabilities as they fall due. The liabilities of these subsidiaries are already included in the Group’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the subsidiary entity. A payment under these undertakings would be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.
Two of the Group’s subsidiary undertakings, BSkyB Limited and SSSL, have given joint and several guarantees in relation to the Company’s £1 billion RCF and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 19). Additionally, the Company’s £1 billion RCF is guaranteed by BSkyB Investments Limited.
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
guarantees of £14 million to creditors of Hestview Limited (2004: £3 million to creditors of Sky Interactive Limited). The letters of credit of £5 million that BSkyB Limited provided to Sky Interactive Limited in respect of Sky Buy expired during the year and were not replaced.
The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £7 million (2004: £9 million).

(e)	Lease and similar commitments
The minimum annual rentals under these arrangements are as follows:

	Land
	and	Plant and
	buildings	machinery	Total

	£m	£m	£m
30 June 2005
Operating leases and similar arrangements which expire:
— within one year	1	5	6
— between two and five years	3	62	65
— after five years	10	16	26

	14	83	97

30 June 2004
Operating leases and similar arrangements which expire:
— within one year	—	3	3
— between two and five years	3	52	55
— after five years	10	23	33

	13	78	91

The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.
Summarised below at 30 June 2005, are the minimum lease payments for non-cancellable operating leases and similar arrangements.

Operating leases
and similar
arrangements

£m
Year ending 30 June:
2006	95
2007	85
2008	70
2009	64
2010	36
After five years	94

444

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Summarised below at 30 June 2005, are the minimum sub-lease rentals to be received under non-cancellable operating sub-leases.

Sub-leases

£m
Year ending 30 June:
2006	21
2007	21
2008	21
2009	19
2010	18
After five years	5

105

25.	Regulatory update
European Commission Investigation — Football Association Premier League Limited (“FAPL”)
The European Commission’s investigation into the FAPL’s joint selling of exclusive broadcast rights to football matches has not yet concluded: the Commission published a notice on 30 April 2004 inviting third party comments on its intention to adopt a decision making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments would address the next auction of rights by the FAPL for the 2007/08 and subsequent seasons. The outcome of this consultation has not yet been disclosed and the Commission has not yet adopted a decision.
The Commission confirmed last year in a “comfort letter” that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission’s other investigations in connection with the Group’s bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and FAPL.
European Commission Investigation — Movie Contracts
The European Commission has announced in a press release (dated 26 October 2004) that it has closed its investigations with a number of major US movie studios into certain terms on which movies produced by them are supplied to distributors, including pay television operators, throughout the European Union. The investigations related to “most favoured nations” (“MFN”) clauses in these studios’ output agreements. The studios offered to withdraw the MFN clauses in their output agreements. The Commission stated in its press release that two studios had not, however, offered to withdraw such clauses, in relation to which it appears that the Commission’s case remains open. The Commission has not published any further statement or (final or provisional) decision indicating the actual terms on which it has closed its investigation.
European Commission Sector Inquiry — “New Media” Sports Rights
In September 2005, the European Commission published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks, which it had initiated in January 2004.
The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content and on which it states that it will focus in the future. Among others, these include: (i) the sale of what the European Commission considers to be bundled audiovisual rights for various retail platforms to one or a few operators, in relation to which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
the European Commission has said that it will target situations where rights to premium sports remain under-exploited through such bundled sale of rights and subsequent warehousing of rights by powerful operators; and (ii) restricting the length and timing of 3G transmissions of sports coverage, which the European Commission considers may have a negative impact on the value of 3G rights and the take-up of 3G sports services by consumers.
The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behaviour is not adjusted to comply with the requirements of competition law.
The European Commission has not announced any proceedings arising from situations identified in the sector inquiry or publicly indicated which individual companies might be the subject of proceedings. At this stage, the Group is unable to determine whether the European Commission’s concluding report or any subsequent proceedings might have a material effect on the Group.
Ofcom review of conditional access guidelines
In May 2005, the Office of Communications (“Ofcom”) initiated a review of its guidelines entitled “The pricing of conditional access services and related issues”. These guidelines, which were originally adopted by the Office of Telecommunications (Oftel) in May 2002, set out Ofcom’s policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).
The Group is co-operating with this review. At this stage, the Group is unable to determine whether the review will have a material effect on the Group.

26.	Transactions with related parties and major shareholders

(a)	Transactions with major shareholders
The Group conducts business transactions on an arm’s length basis with companies which are part of the News Corporation group, a major shareholder.
Fox Entertainment Group (“FEG”) supplied programming with a total value of £69 million in the year (2004: £66 million; 2003: £63 million), the majority of which is supplied under arrangements with variable annual values dependent on the number of films supplied. The Group also earned £1 million from FEG in respect of programming-related fees (2004: £1 million; 2003: £1 million).
NDS Limited (“NDS”) supplied smart cards and encryption services with a value of £62 million in the year (2004: £55 million; 2003: £50 million) under a contract extending to September 2010. The Group also has a number of contracts with NDS for the supply of digital equipment, of which £4 million (2004: £3 million; 2003: £4 million) was paid during the year.
The Group earned £6 million from News Optimus Limited (formerly Broadsystem Ventures Limited) in respect of telephony services during the year (2004: £8 million; 2003: £4 million). News Optimus Limited and Broadsystem Limited also supplied telephony services with a value of £1 million (2004: £1 million; 2003: £3 million).
News International plc provided media-based advertising services and rental premises at a cost to the Group in the year of £8 million (2004: £5 million; 2003: £5 million). The Group also earned £2 million (2004: £3 million; 2003: £2 million) from News International plc for the provision of airtime.
News America Incorporated recharged the Group for IT services with a value of £1 million in the year (2004: £1 million; 2003: £1 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Orbis Technology Limited supplied interactive and internet-based services of £4 million in the year (2004: £4 million; 2003: £2 million).
Rugby International Pty Limited, National Rugby League Investments Pty Limited, Fox Sports US Distribution LLC and Global Cricket Corporation Pte Limited sold sports rights to the Group during the year worth £4 million (2004: £5 million; 2003: £4 million).
The Group earned £8 million during the year (2004: £2 million; 2003: £1 million) from Star Television Group (“Star”), Fox International Channels (UK) Limited (“Fox International”), Fox News Channel, Phoenix Chinese News and Entertainment, and The News Corporation Limited, for the provision of transponder capacity, uplinking and EPG facilities and marketing services. The Group paid Star and Fox International £10 million (2004: £5 million; 2003: £2 million) in respect of carriage fees for the supply of programming.
The Group supplied consultancy services to Sky Italia during the year with a value of £1 million (2004: £1 million; 2003: nil).
In the prior year ESPN Star Sports paid the Group £1 million (2003: £1 million) of fees related to programming.
Balances payable to members of the News Corporation group, analysed by activity:

	2005	2004

	£m	£m
Programming	25	28
Telephony services	2	5
Supply of smart cards and encryption services	6	6
Advertising	—	1

	33	40

Balances receivable from members of the News Corporation group, analysed by activity:

	2005	2004

	£m	£m
Programming	1	1
Consultancy	—	1

	1	2

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
In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or American Depositary Shares representing the Company’s ordinary shares, from News America. The aggregate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
number of the Company’s ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group’s directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.
News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

(b)	Transactions with joint ventures and associates
All transactions with joint ventures and associates are conducted on an arm’s length basis.

	2005	2004	2003

	£m	£m	£m
Revenue	20	19	19
Operating costs	54	64	64
Revenues are primarily generated from the provision of transponder capacity, marketing and support services. Operating costs represent fees payable for channel carriage.

	2005	2004

	£m	£m
Funding to joint ventures and associates (see note 13)	211	234
Amounts owed by joint ventures and associates (see note 17)	6	8
Amounts due to joint ventures and associates (see note 18)	3	8
Included within funding to joint ventures are loans which bear interest at rates of between nil and six month LIBOR plus 1.5%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £23 million (2004: £44 million).
The Group took out a number of forward exchange contracts with counterparty banks during the year on behalf of two of the Group’s joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. During the year, US$3 million (2004: US$2 million) was paid to the joint ventures upon contract maturity and £2 million (2004: £2 million) was received from the joint ventures, with no exposure to gains or losses being experienced by the Group on these transactions. The face value of forward exchange contracts that had not matured as at 30 June 2005 was £11 million (2004: £2 million).

(c)	Other transactions with related parties
Elisabeth Murdoch is the daughter of Rupert Murdoch, and sister to James Murdoch, both Directors of the Company, and has a controlling interest in Shine Entertainment Limited, in which the Group also has a 3.0% equity shareholding. During the year, the Group incurred development and production costs for television of £4 million (2004: £5 million; 2003: £2 million) from Shine Entertainment Limited. At 30 June 2005, there was an outstanding amount of £1 million due to Shine Entertainment Limited (2004: nil); there were no outstanding amounts due from Shine Entertainment Limited (2004: nil).
Freud Entertainment Limited, which is run by Matthew Freud, Elisabeth Murdoch’s husband, has provided external support to the press and publicity activities of the Group during the year amounting to £1 million (2004: nil; 2003: nil). At 30 June 2005, there were no outstanding amounts due to or from Freud Entertainment Limited (2004: nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
David Evans, a Director of the Company, is also a director of Crown Media Holdings, Inc, the ultimate parent company of Crown Entertainment Limited (“Crown”). Until April 2005, Crown owned and operated the Hallmark Channel in the UK. During the year, the Group paid Crown £9 million (2004: 8 million; 2003: £7 million) in respect of carriage fees for the supply of programming. Crown paid the Group £1 million (2004: £1 million; 2003: £1 million) for the provision of transponder capacity, uplinking facilities and marketing services. During the year, the Group earned commissions from Crown of £2 million (2004: £1 million; 2003: £2 million), and made payments to Crown of £10 million (2004: £10 million; 2003: £11 million) for acting as advertising sales agent for the Hallmark channel. During the year, the Group earned £1 million (2004: £1 million; 2003: nil) from Crown for the provision of airtime.
In addition to the foregoing, we have engaged in a number of transactions, also on an arm’s length basis, with companies of which some of our Directors are also directors.

27.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

(i)	Differences giving rise to accounting adjustments
The Group’s accounts are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP.
The following is a summary of the significant adjustments to operating income, net income, shareholders’ (deficit) funds and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the year ended 30 June 2005, at a rate of £1:$1.7930 (the noon buying rate on 30 June 2005 provided by the Federal Reserve Bank of New York), is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Convenience	Year ended 30 June
	translation
	2005	2005	2004	2003

	$m	£m	£m	£m
	(except per share data)
Operating income:
Operating profit under UK GAAP	1,259	702	481	248
Adjustments:
Goodwill — subsidiary(1)	208	116	119	117
Employee stock-based compensation(2)	2	1	(1)	10
Derivative accounting(3)	25	14	2	17
Capitalised interest(4)	(4)	(2)	(3)	(2)
Fixed asset investments(6)	(25)	(14)	68	(18)
Development costs(7)	20	11	—	—
Sky+ digiboxes profit on sale(8)	—	—	—	(2)

Operating income under US GAAP	1,485	828	666	370

Net income:
Profit on ordinary activities after taxation under UK GAAP	763	425	322	184
Adjustments:
Goodwill — subsidiary(1)	208	116	119	117
Goodwill — joint venture(1)	—	—	(2)	—
Employee stock-based compensation(2)	2	1	(1)	10
Derivative accounting(3)	25	14	2	17
Capitalised interest(4)	19	11	2	(1)
Deferred taxation on US GAAP adjustments(5)	(18)	(10)	(2)	(15)
Other deferred taxation(1)(5)	—	—	—	(21)
Fixed asset investments(6)	16	9	(7)	(3)
Development costs(7)	20	11	—	—
Sky+ digiboxes profit on sale(8)	—	—	—	(2)

Net income before cumulative effect of a change in accounting principle	1,035	577	433	286
Cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21(8)	—	—	1	—

Net income under US GAAP	1,035	577	434	286

Basic earnings per share under US GAAP (before cumulative effect of accounting change)(9)	54.1c	30.2p	22.4p	14.9p

Basic earnings per share under US GAAP (after cumulative effect of accounting change)(9)	54.1c	30.2p	22.4p	14.9p

Diluted earnings per share under US GAAP (before cumulative effect of accounting change)(9)	54.0c	30.1p	22.3p	14.7p

Diluted earnings per share under US GAAP (after cumulative effect of accounting change)(9)	54.0c	30.1p	22.3p	14.7p

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Convenience	As at 30 June
	translation
	2005	2005	2004

	$m	£m	£m
Shareholders’ (deficit) funds:
Capital and reserves under UK GAAP	(61)	(34)	90
Adjustments:
Goodwill — subsidiary(1)	1,311	731	615
Goodwill — joint venture(1)	2	1	24
Employee stock-based compensation(2)	36	20	31
Derivative accounting(3)	(34)	(19)	(21)
Capitalised interest(4)	36	20	9
Deferred taxation(5)	(9)	(5)	2
Fixed asset investments(6)	—	—	(1)
Development costs(7)	20	11	—
Dividends(10)	167	93	63

Shareholders’ funds under US GAAP	1,468	818	812

Total assets:
Under UK GAAP	4,160	2,320	2,364
Adjustments:
Goodwill — subsidiary(1)	1,311	731	615
Goodwill — joint venture(1)	2	1	24
Derivative accounting(3)	7	4	(25)
Capitalised interest(4)	36	20	9
Deferred taxation(5)	(9)	(5)	2
Fixed asset investments(6)	—	—	(1)
Development costs(7)	20	11	—

Under US GAAP	5,527	3,082	2,988

Total liabilities:
Under UK GAAP	(4,221)	(2,354)	(2,274)
Adjustments:
Employee stock-based compensation(2)	36	20	31
Derivative accounting(3)	(41)	(23)	4
Dividends(10)	167	93	63

Under US GAAP	(4,059)	(2,264)	(2,176)

Notes

(1)	Goodwill

Under UK GAAP, prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. From 1 July 1998, FRS 10 required future goodwill to be capitalised, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves would be included when calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11, are carried out if events or circumstances indicate that the carrying value may not be recoverable, to ensure that goodwill is not carried at above the recoverable amount, being the higher of net realisable value and value in use. Goodwill is also reviewed for impairment at the end of the first full financial year after acquisition. The impairment review comprises a comparison of the carrying amount of the goodwill with the recoverable amount. To the extent that the carrying amount exceeds the recoverable amount,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

the goodwill is impaired and is written down. The impairment loss is recognised in the profit and loss account.

Under US GAAP, prior to 1 July 2002, goodwill arising on acquisitions was amortised by charges against income over its useful life, which was not to exceed 40 years. From 1 July 2002, SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.

The annual impairment test was completed during fiscal 2005, fiscal 2004 and fiscal 2003. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired.

Under SFAS No. 142, equity method goodwill is no longer amortised. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognised.
Subsidiaries
Sky Television Limited

Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves.
BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £543 million under UK GAAP, based on the fair value of the Group’s shares on 9 May 2001 for the acquisition of the 47.6% interest, and 28 June 2001 for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on 17 July 2000 for the acquisition of the 47.6% interest, and 14 May 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price on the date of agreement and announcement of the acquisition. Under UK GAAP, the goodwill is being amortised on a straight-line basis over seven years from the dates of acquisition. Under US GAAP, no amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.

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
SIG

The goodwill of £272 million arising on the acquisition of SIG on 12 July 2000 was being amortised under UK and US GAAP on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.

During fiscal 2003, under both UK and US GAAP, the Group made a provision of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG.
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
Joint ventures
GSB

Goodwill of £32 million arising on the acquisition of an additional 9.5% interest in GSB in March 1998 was being amortised under US GAAP on a straight-line basis over 20 years, from 1 July 1998. From 1 July 2002, no further amortisation was recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP on that date was £26 million. In fiscal 2004, an other than temporary impairment of £3 million was recorded under US GAAP as the fair value of GSB, based on discounted cash flow forecasts, no longer exceeded the carrying value of the asset. The remaining goodwill balance of £23 million was reduced to nil on 1 November 2004, following the disposal of the Group’s investment in GSB.

Under UK GAAP, the goodwill arising on the acquisition of GSB was immediately eliminated against reserves. As required by FRS 10, this goodwill was included in the calculation of the loss on disposal of the Group’s investment.

In addition, under both UK and US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. Under UK GAAP, this goodwill is being amortised over its useful economic life; under US GAAP no amortisation charge is recognised.
(2)  Employee stock-based compensation

Under UK GAAP, the Group recognises a charge in the profit and loss account for its LTIP, EBP and KCP based on the difference between the exercise price of the award and the market price of a BSkyB share on the date of grant. The charge is allocated on a straight-line basis over the vesting period of the options. On exercise of options which are settled using shares which have been purchased through the ESOP trust, the difference between the amount accrued for the options and the cost of the ESOP shares is recognised as a movement within reserves. Under UK GAAP, where the vesting of options is contingent upon the satisfaction of performance conditions, the profit and loss charge in any

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

period may be reduced or increased, based on the latest estimate of the actual number of awards which will eventually vest.

Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”), compensation expense is measured as the difference between the quoted market price and the exercise price at the date when the number of shares that will vest and the exercise price is known (“the measurement date”); the cost is recognised over the period the employee performs the related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment over the life of the option are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is included within operating expenses in the income statement and recognised within shareholders’ funds in the balance sheet. Under UK GAAP, the cost of stock options is included within operating expenses. As the stock compensation expense under US GAAP was the same as that recorded under UK GAAP, there was no difference in the charge for the year (2004: reduction of £1 million; 2003: reduction of £8 million) under US GAAP as compared to the charge recorded under UK GAAP.

Contingent payments made to the selling shareholders of WAPTV Limited in June 2002 and September 2003, in the form of the Company’s shares, were linked to their continuing employment within the Group. Under UK GAAP, these amounts were included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock-based compensation and, as such, were recorded within shareholders’ funds and were being amortised over the period of contingency, between 13 and 28 months from the date of acquisition, which was 29 May 2001. The US GAAP stock compensation charge for the year was nil (2004: nil; 2003: £1 million).

Under UK GAAP, employer’s National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the year amounts to £1 million (2004: charge of £2 million; 2003: credit of £3 million), as the National Insurance paid was less than that accrued during the period under UK GAAP.

The cumulative balance sheet effect in respect of all employee stock-based compensation at 30 June 2005, amounts to a decrease in UK GAAP accruals of £20 million (2004: £31 million). The cumulative balance sheet effect comprises the movement out of liabilities and into shareholders’ funds of the accrual under UK GAAP for share options of £15 million (2004: £27 million), and a reduction in the accrual under UK GAAP for employer’s National Insurance of £5 million (2004: £4 million).
(3)  Derivative accounting

Under UK GAAP, investments or derivative financial instruments accounted for as hedges are structured in order to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument, within interest receivable and similar income and interest payable and similar charges. Gains and losses hedging forecast transactional cash flows are recognised in the hedged periods, within operating expenses, net. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has marked all derivative instruments to fair value. The fair value of derivative instruments is determined based on discounted present value techniques or valuations prepared by banks. Monetary assets and liabilities denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the balance sheet date and derivative financial instruments are presented separately at their fair values.

As of 1 July 2003, the Group had sufficiently designated a number of interest rate swaps and cross-currency swaps as cash flow hedges of 100% of the Group’s exposure to US dollar interest rates on US dollar denominated bonds under US GAAP. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of other comprehensive income (“OCI”), outside earnings, and is reclassified into earnings, within interest receivable and similar income and interest payable and similar charges, in the same periods during which the forecast transactions affect earnings (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in earnings, within interest receivable and similar income and interest payable and similar charges. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in OCI related to that forecast transaction are recognised directly in earnings. Certain interest rate swap and swaption agreements which convert fixed interest rates to floating interest rates cannot be designated as hedges and movements in their fair values continue to be recorded directly in earnings. If any swap agreement should be terminated, the fair value recorded in OCI at the time of termination would be released to earnings immediately.

As at 30 June 2005, the Group had sufficiently designated a number of forward exchange contracts and currency options as cash flow hedges of approximately 80% of the Group’s exposure to US dollar payments on its long-term programming contracts with US movie licensors for a period of five years, thereafter nil. As such, the effective portion of the gain or loss on the forward exchange contracts and currency options designated and qualifying as cash flow hedging instruments is reported as a component of OCI, outside earnings, and is reclassified into earnings, within operating expenses, net, in the same periods during which the forecast transactions affect earnings (i.e. when US dollar-denominated creditors are retranslated and related programming stock is amortised through the income statement). For currency options, hedge accounting is only applied to changes in intrinsic value. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. Any hedge ineffectiveness on the forward exchange contracts and currency options is recognised directly in earnings, within interest receivable and similar income and interest payable and similar charges. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in OCI related to that forecast transaction are recognised directly in earnings, within interest receivable and similar income and interest payable and similar charges. Certain forward exchange contracts and currency options have not been sufficiently designated as hedges and movements in their fair values continue to be recorded directly in earnings, within interest receivable and similar income and interest payable and similar charges. If any forward exchange contract or currency option should be terminated, the fair value recorded in OCI at the time of termination would be released to earnings immediately, where the underlying exposure was no longer expected to occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The estimated net amount of existing losses which are included in OCI at 30 June 2005 that are expected to be reclassified into earnings within the next twelve months is £20 million, net of tax (2004: £17 million).

During fiscal 2005, the Group recognised a loss in the income statement of £5 million due to hedge ineffectiveness (2004: loss of £8 million).
(4)  Capitalised interest

Under UK GAAP, the capitalisation of interest is not required, and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and depreciated over the estimated useful life of the assets concerned.

Cumulative capitalised interest on assets under construction at 30 June 2005 amounted to £20 million (2004: £9 million). During the year, interest of £13 million (2004: £5 million; 2003: £1 million) was capitalised in respect of assets under construction, and depreciation of £2 million (2004: £3 million; 2003: £2 million) was charged in respect of capitalised interest on assets in use.
(5)  Deferred taxation

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

FRS 19 “Deferred tax” (“FRS 19”) is the current UK accounting standard on deferred taxes. While differences between FRS 19 and SFAS No. 109 “Accounting for Income Taxes” exist, such differences have not had a material effect on the Group from a measurement perspective and hence the UK and US GAAP accounting treatments for deferred tax are closely aligned. As a result, the net deferred tax asset recognised under UK and US GAAP has primarily differed only in respect of deferred tax on UK to US GAAP adjustments.

Under UK GAAP, at 30 June 2005, there is a deferred tax asset of £100 million (2004: £151 million), which arose principally as a result of carried forward trading losses. Under both UK GAAP and US GAAP at 30 June 2004, there was also an Advance Corporation Tax balance of £53 million which was netted against the tax liability within creditors, as there was a legal right of offset under UK tax legislation. This was utilised during the year to reduce the Group’s cash tax payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The net deferred tax asset under US GAAP comprises the following:

	Deferred tax asset			Deferred tax asset
	30 June 2005			30 June 2004

	Gross	Valuation	Net	Gross	Valuation	Net
	asset	allowance(iv)	asset	asset	allowance(iv)	asset

	£m	£m	£m	£m	£m	£m
Accelerated capital allowances	30	(16)	14	34	(13)	21
Tax losses carried forward(i)	146	(78)	68	195	(77)	118
Fixed asset investments(ii)	354	(354)	—	472	(472)	—
Short-term timing differences(iii)	13	—	13	20	(6)	14

	543	(448)	95	721	(568)	153

(i)	At 30 June 2005, there is a valuation allowance of £64 million (2004: £64 million) against a deferred tax asset in respect of trading losses in the Group’s German holding companies of KirchPayTV, on the basis that these timing differences are not more likely than not to be realised. There is also a valuation allowance of £14 million (2004: £13 million) against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to the deferred tax asset of £14 million arising from UK losses in the Group will be allocated to reduce goodwill arising on previously acquired entities.

(ii)	At 30 June 2005, there is a valuation allowance of £330 million (2004: £450 million) against a deferred tax asset in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to be realised. There is also a valuation allowance of £24 million (2004: £22 million) against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus realised.

(iii)	During fiscal 2005, a deferred tax asset of £3 million (2004: £10 million) has been recognised through other comprehensive income, relating to derivative financial instruments. In addition, at 30 June 2004, there was a valuation allowance of £6 million against a deferred tax asset arising principally on other timing differences, on the basis that these timing differences were not more likely than not to be realised.

(iv)	The current year credit to the income statement in respect of these valuation allowances was £3 million (2004: charge of £2 million; 2003: credit of £105 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2005	2004	2003

	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Permanent differences	(0.2)	(0.9)	0.6
Loss (profit) on disposals of investments, net	0.5	(3.5)	2.1
Joint venture (profits) losses	(0.1)	1.2	1.2
Valuation allowance	0.2	0.4	(46.7)
(Credit) charges relating to prior periods	(3.1)	—	1.9
Other	(0.1)	0.1	0.5

US GAAP income tax charge (benefit)	27.2	27.3	(10.4)

(6)	Fixed asset investments

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

Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values, net of tax, being recorded in other comprehensive income until realised. Market value is determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating income and the restoration of a previously recognised impairment loss is prohibited. Any premium to market value of investments acquired is charged to the income statement.

Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating income is recorded.

The reconciling items between UK and US GAAP within operating income and net income, for fixed asset investments are summarised as follows:

	Convenience	Year ended 30 June
	translation
	2005	2005	2004	2003

	$m	£m	£m	£m
Loss on disposal of investments in joint ventures(i)	(25)	(14)	—	—
Write-down of football club investments(ii)	—	—	(9)	(21)
Profit on disposal of football club investments(iii)	—	—	38	—
Write-down of other investments(iv)	—	—	—	(3)
Profit on disposal of other investments(v)	—	—	49	—
Other	—	—	(10)	6

Adjustment to operating income	(25)	(14)	68	(18)

Reversal of differences relating only to reclassifications within operating income (i)(ii)(iii)(iv)(v)	41	23	(75)	15

Adjustment to net income	16	9	(7)	(3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(i)	On 1 November 2004, the Group sold its 49.5% investment in GSB, realising a loss on disposal under UK GAAP of £23 million. This included the write back of £32 million of goodwill which had previously been written off to reserves. This was recorded as an exceptional item below operating profit. Under US GAAP, the carrying value of the goodwill at the time of disposal was £23 million, which resulted in a realised loss on disposal of £14 million, which was reclassified within operating income.

(ii)	In fiscal 2003 and fiscal 2004, a £21 million provision and a £9 million provision, respectively, were taken against football club investments under UK GAAP as exceptional items below operating profit. These provisions were made due to the continued decline over the previous months in the market value of these investments, leading the Group to believe that a permanent diminution in value had occurred. Under US GAAP, these were considered other than temporary diminutions in value and were reclassified within operating income.

(iii)	In fiscal 2003, under UK GAAP, the provision against football club investments was reduced by £3 million, following the agreement to sell the Group’s minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognised impairment loss is not permitted. Therefore, under US GAAP, this amount was recognised as profit on disposal in fiscal 2004.

In fiscal 2004, under UK GAAP the provision against football club investments was reduced by £33 million, following the disposal of the Group’s minority interest in Manchester United plc in October 2003. The reduction in the provision under UK GAAP was recorded as an exceptional item below operating profit. Under US GAAP, this amount was recognised as profit on disposal, and was reclassified within operating income.

On the Group’s disposal of its investment in Manchester United plc, a profit on disposal of £2 million was also realised under UK GAAP. This was also recorded as an exceptional item below operating profit under UK GAAP; under US GAAP, this was reclassified within operating income.

(iv)	In fiscal 2003, under UK GAAP, a £3 million provision was taken against the Group’s investment in OpenTV shares, as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating income.

(v)	In fiscal 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC — The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. This was recorded as an exceptional item below operating profit under UK GAAP; under US GAAP, this was reclassified within operating income.

At 30 June 2005, there was no US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds (2004: £1 million decrease to fixed asset investments) due to the marking to market of listed investments.
(7)  Development costs

Under UK GAAP, the Group has not capitalised any costs in relation to payments to a third party for development of encryption technology. Under US GAAP, the costs have been capitalised, as the technology is being developed exclusively for the Group’s internal use, and will not be sold, licensed or otherwise marketed to the Group’s customers. In accordance with AICPA Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or obtained for Internal Use”, therefore, these application development costs have been capitalised.
(8)  Installation, digiboxes and related equipment revenues and costs

Under UK GAAP, installation, digiboxes (including Sky+ digiboxes) and related equipment revenues and costs are recognised once the installation is complete.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Under US GAAP, prior to 1 July 2003, these revenues were recognised over the period that a customer was expected to subscribe to the related service. Under US GAAP, where installation or digiboxes and related equipment costs for a particular product exceeded revenues, the excess costs were charged in the income statement immediately upon installation. All other costs directly attributable to the income deferred were recognised over the same period as the revenues under US GAAP.

In fiscal 2003, under UK GAAP, installation, digiboxes and related equipment revenues of £61 million were recognised. The costs associated with these revenues were also expensed immediately. Under US GAAP, installation, digiboxes and related equipment revenues of £27 million were recognised during fiscal 2003, and related costs of £27 million were also expensed. Cumulative deferred revenue recorded on the balance sheet under US GAAP in respect of installation, digiboxes and related equipment at 30 June 2003 amounted to £219 million. The deferred costs relating to these deferred revenues amounted to £217 million.

Under US GAAP, following the adoption of EITF 00-21 from 1 July 2003, the accounting for installation, digiboxes and related equipment revenues changed. The sale of an installed digibox and DTH subscription constitutes an arrangement with multiple deliverables, and the installed digibox and DTH subscription met the criteria specified in EITF 00-21 to be treated as separate units of accounting.

Revenue attributable to each unit is recognised once delivery has been completed or the service has been delivered, based on the fair value of that unit relative to the total consideration received under the arrangement. Following the guidance in EITF 00-21, it has been determined that the amount allocated to each unit is equal to the fees received from the customer for each unit. As a result, the Group no longer defers and amortises installation, digibox and related equipment revenues. The US GAAP accounting treatment is therefore now consistent with UK GAAP.

The Group adopted EITF 00-21 by means of a cumulative effect adjustment in fiscal 2004. As a result, at 1 July 2003, the date of adopting EITF 00-21, a net gain of £1 million (net of tax) was recorded as a cumulative change in accounting principal in the income statement.
(9)  Per share data

The equivalent earnings per ADS outstanding is as follows:

	Convenience	Year ended 30 June
translation
	2005	2005	2004	2003

£
	$	£	£
Basic earnings per ADS under US GAAP (before cumulative effect of accounting change)*	216.6c	120.8p	89.4p	59.7p
Basic earnings per ADS under US GAAP (after cumulative effect of accounting change)*	216.6c	120.8p	89.7p	59.7p
Diluted earnings per ADS under US GAAP (before cumulative effect of accounting change)*	215.9c	120.4p	89.0p	58.9p
Diluted earnings per ADS under US GAAP (after cumulative effect of accounting change)*	215.9c	120.4p	89.3p	58.9p

*	Accounting change referred to is the cumulative effect on prior years (to 30 June 2003) of the adoption of EITF 00-21.

Earnings per ADS is not exactly four times earnings per share due to rounding differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(10) Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are declared or proposed by the Directors. Under US GAAP, dividends are recorded in the period in which the dividend is declared. In August 2005, the Directors proposed a final dividend of £93 million (5.0 pence per share) relating to the year ended 30 June 2005 (2004: £63 million, representing 3.25 pence per share). This dividend has been recognised as a liability under UK GAAP at 30 June 2005, but not under US GAAP.
(11) Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from the disposal of programming rights not acquired for use by the Group and amounts received from the sale of advertising space in the Sky Magazine are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, betting costs from on-line casino operations and casino-style interactive roulette games are offset against betting revenues within “turnover”. Costs from all other betting activities are shown within “operating expenses, net”. Under US GAAP, all betting costs are offset against betting revenues within “turnover”.

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

Exceptional items within non-operating profit

Under UK GAAP, profits or losses on disposals of operations, and provisions and releases of provisions against fixed asset investments are recognised as exceptional items below operating profit under the requirements of FRS 3. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria were met, or within operating income.

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

Under UK GAAP, the share of joint ventures’ and associates’ operating results in fiscal 2004 includes £11 million of negative goodwill arising on the acquisition of an additional 16.7% stake in ATR, which was written off to the profit and loss account immediately on acquisition. Under US GAAP, this amount was recognised as a gain on extinguishment of debt by ATR, and is included within “equity in earnings of affiliates”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(12) Consolidated Balance Sheets

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year” within current assets. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

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

Under UK GAAP, the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortisation of the associated goodwill. Accordingly, the £73 million that was transferred from the merger reserve to the profit and loss reserve in the current year (2004: £77 million) equals the aggregate amortisation charge in that period relating to SIG goodwill and the goodwill recognised on the acquisition of the remaining 19.9% stake in BiB.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

Under UK GAAP, a special reserve is included as part of capital and reserves. The special reserve was created following the approval from the High Court on 10 December 2003 to reduce the Company’s share premium account by £1,120 million. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.

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

Under UK GAAP, a capital redemption reserve is included as part of capital and reserves. On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97 million BSkyB Ordinary Shares. These shares are cancelled upon repurchase by the Company.

Under UK company law, where the shares of a company are purchased wholly out of that company’s retained profits, the amount by which the company’s issued share capital is reduced on cancellation of the shares repurchased is credited to a capital redemption reserve.

Under US GAAP, the balance held in the capital redemption reserve is recorded within additional-paid-in-capital.
(13) Consolidated Cash Flow Statements

The Consolidated Cash Flow Statements prepared under UK GAAP in accordance with FRS 1 “Cash flow statements (revised 1996)”, present substantially the same information as is required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts. However, not all short-term, highly liquid investments which qualify as cash-equivalents are required to be treated as such, and the Group has elected to treat all short-term deposits and commercial paper investments as current asset investments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Convenience	Year ended 30 June
	translation
	2005	2005	2004	2003

	$m	£m	£m	£m
Operating Activities
Net cash inflow from operating activities under UK GAAP	1,754	978	882	664
Cash outflow from development expenditure(i)	20	11	—	—
Dividends received from joint ventures	22	12	4	4
Interest received and similar income	50	28	7	3
Interest paid and similar charges	(163)	(91)	(89)	(127)
Interest element of finance lease payments	—	—	—	(1)
UK corporation tax paid	(181)	(101)	(55)	(18)
Consortium relief paid	(4)	(2)	(3)	—
Management of liquid resources	294	164	(511)	—

Net cash provided by operating activities under US GAAP	1,792	999	235	525

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(411)	(229)	(16)	(97)
Cash outflow from development expenditure(i)	(20)	(11)	—	—
Funding to joint ventures and associates	(7)	(4)	(5)	(15)
Repayments of funding from joint ventures and associates	14	8	6	5
Receipts from sales of investments in joint ventures	25	14	—	—

Net cash used in investing activities under US GAAP	(399)	(222)	(15)	(107)

Financing activities
Net cash outflow from financing under UK GAAP	(764)	(426)	(78)	(422)
Equity dividends paid	(247)	(138)	(53)	—

Net cash used in financing activities under US GAAP	(1,011)	(564)	(131)	(422)

Net increase (decrease) in cash and cash equivalents under US GAAP	382	213	89	(4)

Cash and cash equivalents under US GAAP at the beginning of the period	244	136	47	51
Cash and cash equivalents under US GAAP at the end of the period	626	349	136	47

(i)	Under UK GAAP, the Group has not capitalised any costs in relation to payments to a third party for development of encryption technology. Under US GAAP, the costs have been capitalised as intangible assets.
(ii) Additional US GAAP Disclosures

(a)	Stock-based compensation
The Group accounts for stock-based compensation under the expense recognition provisions of APB No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and provides disclosures of pro-forma stock compensation expense in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Included in the income statement for all the share option schemes under APB No. 25 was a charge of £4 million, net of tax (2004: £6 million; 2003: £13 million). The net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
difference between the UK GAAP charge and the APB No. 25 charge in the current year was an additional US GAAP credit of £2 million, net of tax (2004: charge of £3 million; 2003: credit of £10 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with SFAS No. 123, the Group’s net income and earnings per share for 2005, 2004 and 2003 would have been reduced to the pro-forma amounts shown below:

	Convenience	Year ended 30 June
	translation
	2005	2005		2004		2003

	$m	£m		£m		£m
Net income under US GAAP:
As reported	1,035	577		434		286
Add: APB No. 25 stock-based employee compensation expense included in reported net income, net of related tax effects	7	4		6		13
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)	(22)		(38)		(68)

Pro-forma	1,003	559		402		231

Earnings per share under US GAAP:
Basic — as reported(i)	54.1c	30.2	p	22.4	p	14.9	p
Basic — pro-forma(i)	52.5c	29.3	p	20.8	p	12.1	p
Diluted — as reported(i)	54.0c	30.1	p	22.3	p	14.7	p
Diluted — pro-forma(i)	52.4c	29.2	p	20.7	p	11.9	p

(i)	Net earnings per share for fiscal 2004 is disclosed after cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21.
The movement in stock-based awards outstanding during the three years ended 30 June 2005 is summarised in the following table:

	Number of shares	Weighted average
	under option	exercise price

Outstanding at 30 June 2002	43,012,703	£7.95
Granted during fiscal 2003	15,401,535	£5.31
Forfeited during fiscal 2003	(2,575,366)	£7.23
Exercised during fiscal 2003	(2,235,488)	£7.08

Outstanding at 30 June 2003	53,603,384	£7.26
Granted during fiscal 2004	12,479,870	£4.66
Forfeited during fiscal 2004	(7,083,232)	£7.44
Expired during fiscal 2004	(104,319)	£4.34
Exercised during fiscal 2004	(7,930,027)	£7.42

Outstanding at 30 June 2004	50,965,676	£6.58
Granted during fiscal 2005	19,636,399	£3.57
Forfeited during fiscal 2005	(9,772,815)	£6.29
Expired during fiscal 2005	(444,350)	£6.05
Exercised during fiscal 2005	(1,938,116)	£6.05

Outstanding at 30 June 2005	58,446,794	£5.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The awards outstanding can be summarised as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	30 June 2005	30 June 2004

Executive Share Option Scheme options(i)	45,309,551	41,362,873
Sharesave Scheme options(ii)	5,131,741	3,711,041
LTIP awards(iii)	4,827,243	3,700,219
KCP awards(iv)	2,830,259	1,568,543
EBP awards(v)	348,000	623,000

	58,446,794	50,965,676

(i)	Included within the total Executive Share Option Scheme options outstanding at 30 June 2005, are 42,892,644 options (2004: 38,632,053) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, 13,318 options (2004: 85,107) that vest only if performance conditions are met and provided that the employee remains in employment with the Group, and 2,403,589 options (2004: 2,645,713) to which no performance criteria are attached, other than the requirement that the employee remains in employment with the Group.

(ii)	All Sharesave Scheme options outstanding at 30 June 2005 and 2004 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group.

(iii)	Included within the total LTIP awards outstanding at 30 June 2005, are 1,037,243 options (2004: 2,380,219) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 3,790,000 options (2004: 1,320,000) that vest only if performance conditions are met and provided that the employee remains in employment with the Group.

(iv)	All KCP awards outstanding at 30 June 2005 (2004: 1,290,043) vest only if performance conditions are met and provided that the employee remains in employment with the Group. The remaining 278,500 options outstanding at 30 June 2004 were exercisable in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remained in employment with the Group.

(v)	All EBP awards outstanding at 30 June 2005 and 2004 vest only if performance conditions are met and provided that the employee remains in employment with the Group.
The weighted average fair value of options granted in the current year was estimated at £2.33 (2004: £4.48; 2003: £3.16) as of the date of grant using stock option pricing models, based on the following weighted average assumptions: annual dividend of 1.0% (2004: 0.0%; 2003: nil); annual standard deviation (volatility) of 40% (2004: 45%; 2003: 43%); risk free interest rate of 4.82% (2004: 4.39%; 2003: 4.39%); and expected term of 3.5 years (2004: 5.3 years; 2003: 8.9 years). Options with performance conditions based on a comparison of the Company’s relative total shareholder return performance with that of other comparator companies were valued using a Monte-Carlo simulation model; all other options were valued using the Black-Scholes option pricing model.
Additionally, the weighted average exercise price and fair value for awards and options granted in the current year with an exercise price below the market price at grant date were estimated at £1.59 and £3.06 (2004: £1.28 and £6.08; 2003: £4.75 and £2.90) respectively. For options granted in the current year with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £5.03 and £1.78 (2004: £6.62 and £3.55; 2003: £5.40 and £3.20) respectively.
The exercise prices for options outstanding at 30 June 2005 ranged from nil to £13.97 (2004: nil to £13.97; 2003: £0.98 to £13.97).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
The following table summarises information about stock options outstanding at 30 June 2005:

	Awards outstanding			Awards currently exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise prices	Number	contractual life	exercise price	Number	exercise price

£0.00-£1.00	6,855,259	8.8 years	£0.00	123	£0.00
£3.00-£4.00	3,251,277	3.6 years	£3.86	9,765	£3.63
£4.00-£5.00	1,188,120	2.2 years	£4.76	5,100	£4.38
£5.00-£6.00	22,030,838	7.2 years	£5.15	4,974,800	£5.16
£6.00-£7.00	10,363,827	6.0 years	£6.53	3,279,115	£6.39
£7.00-£8.00	8,038,867	6.4 years	£7.86	6,220,308	£7.84
£8.00-£9.00	26,668	6.4 years	£8.36	20,001	£8.36
£9.00-£10.00	6,324,277	5.4 years	£9.87	6,271,387	£9.87
£10.00-£11.00	21,842	4.9 years	£10.53	21,842	£10.53
£11.00-£12.00	153,470	5.2 years	£11.40	153,470	£11.40
£12.00-£13.00	150,832	5.0 years	£12.80	150,832	£12.80
£13.00-£14.00	41,517	4.8 years	£13.97	41,517	£13.97

	58,446,794	6.5 years	£5.64	21,148,260	£7.66

The weighted average exercise price of the 19,804,566 options which were exercisable at 30 June 2004 (2003: 30,749,978) was £7.97 (2003: £7.82).
(b)  Statement of comprehensive income

	Convenience	Year ended 30 June
	translation
	2005	2005	2004	2003

	$m	£m	£m	£m
Net income in accordance with US GAAP	1,035	577	434	286
Other comprehensive income, net of tax:
Unrealised gain (loss) on certain fixed asset investments:
— Unrealised holding gains arising during the period	—	—	24	7
— Less: reclassification adjustment for losses (gains) included in net income(i)	2	1	(36)	13
Foreign exchange gains recorded in cumulative translation reserve:
— Less: reclassification adjustment for losses included in net income	—	—	10	—
Unrealised loss on derivative financial instruments:
— Unrealised losses arising during the period	(32)	(18)	(36)	—
— Less: reclassification adjustment for losses included in net income	16	9	12	—

Net comprehensive income in accordance with US GAAP	1,021	569	408	306

(i)	The reclassification adjustment for losses on certain fixed asset investments included in net income in the year includes realised losses of £1 million (2004: realised losses of £2 million and realised gains of £38 million; 2003: realised losses of £13 million).
In fiscal 2005, the tax impact on net comprehensive income of the above reconciling items was a £3 million credit (2004: £10 million credit; 2003: nil), relating to the loss on derivative financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
At 30 June 2005, the cumulative effect of the above items on US GAAP shareholders’ funds was nil for fixed asset investments (2004: net loss of £1 million) and a net loss of £33 million for derivative financial instruments (2004: net loss of £24 million).

(c)	Adoption of new standards

SFAS No. 151 “Inventory Costs — an amendment of FASB Statements No. 66 and 67”
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151 “Inventory Costs — an amendment of FASB Statements No. 66 and 67” (“SFAS No. 151”). This standard clarifies the treatment of abnormal amounts of inventory costs and the allocation of fixed production overheads. SFAS No. 151 is effective for financial statements with fiscal years beginning after 15 June 2005 and will therefore be adopted by the Group from 1 July 2005. The adoption of this standard will not have a material impact on the Group results of operations or its financial position.

SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”
In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS No. 153”). This standard eliminates the exception not to measure transactions based on the fair value of the assets exchanged, for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for financial statements with fiscal years beginning after 15 June 2005 and will therefore be adopted by the Group from 1 July 2005. The adoption of this standard will not have a material impact on the Group results of operations or its financial position.

SFAS No. 123 (revised 2004) “Share-Based Payment”
In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”). This standard requires that the cost resulting from all share-based transactions with employees is recognised in the financial statements, based on the fair value of the awards, measured at the date of grant. This cost is recognised over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123R is effective for financial statements with fiscal years beginning after 15 June 2005 and will therefore be adopted by the Group from 1 July 2005, using the modified prospective application transition method. Up until 30 June 2005, the Group accounted for share-based payments under the intrinsic value method of APB No. 25; section (a) above provides disclosure of the difference between stock compensation expense in accordance with APB No. 25 and the expense in accordance with SFAS No. 123.

Staff Accounting Bulletin No. 107
In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), which summarises the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Group adopted SAB 107 concurrently with SFAS No. 123R.

SFAS No. 154 “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS No. 154”). This standard replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determined either the period-specific effects or the cumulative effect of the change. The standard is effective for financial statements with fiscal years beginning after 15 December 2005 and will

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
therefore be adopted by the Group from 1 July 2006. The adoption of SFAS No. 154 is not expected to have a material impact on the Group results of operations or its financial position.
28. Supplemental guarantor information
From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by certain of the Company’s subsidiaries. Currently, two of the Company’s subsidiaries, BSkyB Limited and SSSL, are joint and several guarantors of the Company’s debt securities. In October 1996, we issued US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750% respectively.
Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the year ended 30 June 2005, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
As at 30 June 2005(2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Fixed assets
Intangible assets	—	—	301	—	301
Tangible assets	24	471	22	9	526
Investments
— Joint ventures and associates	—	—	23	—	23
— Other fixed asset investments	1	33	—	(32)	2
— Investments in subsidiary undertakings under the equity method	1,162	378	45	(1,585)	—

	1,187	882	391	(1,608)	852

Current assets
Stocks	—	311	29	—	340
Debtors: Amounts due within one year
— Intragroup debtors	817	1,038	1,424	(3,279)	—
— Third party debtors	35	272	35	—	342
Debtors: Amounts due after one year
— Third party debtors	36	39	14	—	89
Cash and liquid investments	26	354	317	—	697

	914	2,014	1,819	(3,279)	1,468

Creditors
Amounts falling due within one year
— Intragroup creditors	(939)	(1,130)	(1,345)	3,414	—
— Third party creditors	(127)	(1,054)	(59)	—	(1,240)

	(1,066)	(2,184)	(1,404)	3,414	(1,240)

Net current (liabilities) assets	(152)	(170)	415	135	228

Total assets less current liabilities	1,035	712	806	(1,473)	1,080

Creditors
Amounts falling due after one year
— Intragroup borrowings	—	(65)	(33)	98	—
— Third party borrowings	(1,069)	(7)	—	—	(1,076)
— Other	—	(25)	—	—	(25)

	(1,069)	(97)	(33)	98	(1,101)

— Provisions	—	(11)	(2)	—	(13)

	(34)	604	771	(1,375)	(34)

Capital and reserves — equity
Called-up share capital	934	10	882	(892)	934
Share premium account	1,437	342	2,041	(2,383)	1,437
Profit and loss account	(2,573)	252	1,338	(1,590)	(2,573)
Application of push down accounting	—	—	(4,405)	4,405	—
Capital redemption reserve	37	—	—	—	37
ESOP reserve	(32)	—	—	—	(32)
Other reserves	163	—	915	(915)	163

TOTAL CAPITAL AND RESERVES	(34)	604	771	(1,375)	(34)

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	(34)	604	771	(1,375)	(34)
Adjustments:
Goodwill	732	—	732	(732)	732
Employee stock-based compensation	20	20	—	(20)	20
Derivative accounting	(19)	(12)	—	12	(19)
Capitalised interest	20	20	—	(20)	20
Development costs	11	11	—	(11)	11
Deferred taxation	(5)	(7)	—	7	(5)
Dividends	93	—	—	—	93

Capital and reserves under US GAAP	818	636	1,503	(2,139)	818

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

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended 30 June 2005(2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Turnover	116	3,955	834	(857)	4,048
Operating expenses, net	(1)	(3,309)	(901)	865	(3,346)

Operating profit (loss)	115	646	(67)	8	702
Share of joint ventures’ and associates’ operating results	—	—	14	—	14
Share of (losses) profits of subsidiary undertakings	(150)	46	44	60	—
Loss on disposal of investments in joint ventures	—	—	(23)	—	(23)
Amounts written back to fixed asset investments, net	—	130	—	(130)	—

(Loss) profit on ordinary activities before interest and taxation	(35)	822	(32)	(62)	693
Interest receivable and similar income	584	33	133	(720)	30
Interest payable and similar charges
— on external financing	(91)	(1)	—	—	(92)
— intragroup interest	—	(54)	(14)	68	—

Profit on ordinary activities before taxation	458	800	87	(714)	631

Taxation	(33)	(156)	(17)	—	(206)

Profit on ordinary activities after taxation	425	644	70	(714)	425

Equity dividends	(170)	(426)	(221)	647	(170)

Retained profit (loss) for the financial year	255	218	(151)	(67)	255

Reconciliation to US GAAP:
Net profit under UK GAAP	425	644	70	(714)	425
Adjustments:
Goodwill	116	—	116	(116)	116
Employee stock-based compensation	1	1	—	(1)	1
Derivative accounting	14	13	—	(13)	14
Capitalised interest	11	11	—	(11)	11
Development costs	11	11	—	(11)	11
Deferred taxation	(10)	(10)	—	10	(10)
Fixed asset investments	9	—	9	(9)	9

Net income under US GAAP	577	670	195	(865)	577

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

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended 30 June 2003(2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Turnover	—	3,179	580	(573)	3,186
Operating expenses, net	(5)	(2,804)	(698)	569	(2,938)

Operating (loss) profit	(5)	375	(118)	(4)	248
Share of joint ventures’ operating results	—	—	3	—	3
Share of profits (losses) of subsidiary undertakings	129	(21)	—	(108)	—
Amounts written off fixed asset investments, net	(18)	(91)	—	94	(15)

Profit (loss) on ordinary activities before interest and taxation	106	263	(115)	(18)	236
Interest receivable and similar income	73	130	7	(206)	4
Interest payable and similar charges
— on external financing	(117)	(1)	—	—	(118)
— intragroup interest	—	(75)	(11)	86	—

Profit (loss) on ordinary activities before taxation	62	317	(119)	(138)	122
Taxation	122	(58)	(2)	—	62

Profit (loss) for the year	184	259	(121)	(138)	184
Dividends	—	—	(116)	116	—

Transfer to (from) reserves	184	259	(237)	(22)	184

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	184	259	(121)	(138)	184
Adjustments:
Goodwill	117	—	117	(117)	117
Employee stock-based compensation	10	4	—	(4)	10
Derivative accounting	17	(4)	—	4	17
Capitalised interest	(1)	(1)	—	1	(1)
Deferred taxation	(36)	(3)	(20)	23	(36)
Fixed asset investments	(3)	—	—	—	(3)
Sky+ digiboxes profit on sale	(2)	—	(2)	2	(2)

Net income (loss) under US GAAP	286	255	(26)	(229)	286

See notes to supplemental guarantor information.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW
For the year ended 30 June 2005(2)
(£ millions)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Operating activities
Operating profit (loss)	115	646	(67)	8	702
Depreciation	—	84	8	—	92
Amortisation of goodwill and other intangible fixed assets	—	—	116	—	116
Loss on disposal of tangible fixed assets	—	2	—	—	2
Decrease in stock	—	12	23	—	35
Decrease in debtors	1	25	8	—	34
(Decrease) increase in creditors	(3)	6	(17)	—	(14)
Increase in provision	—	11	1	—	12
Foreign exchange movement	—	(1)	—	—	(1)

Net cash inflow from operating activities	113	785	72	8	978

Dividends received from joint ventures	—	—	12	—	12

Returns on investments and servicing of finance
Interest received and similar income	4	18	6	—	28
Interest paid and similar charges	(91)	—	—	—	(91)

Net cash (outflow) inflow from returns on investments and servicing of finance	(87)	18	6	—	(63)

Taxation
UK corporation tax paid	—	(101)	—	—	(101)
Consortium relief paid	—	(2)	—	—	(2)

Net cash outflow from taxation	—	(103)	—	—	(103)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(14)	(197)	(19)	—	(230)
Receipts from sales of fixed asset investments	—	—	1	—	1

Net cash outflow from capital expenditure and financial investment	(14)	(197)	(18)	—	(229)

Acquisitions and disposals
Funding to joint ventures and associates	—	—	(4)	—	(4)
Repayments of funding from joint ventures and associates	—	—	8	—	8
Receipts from sales of investments in joint ventures	—	—	14	—	14

Net cash inflow from acquisitions and disposals	—	—	18	—	18

Equity dividends paid	(138)	—	—	—	(138)

Net cash (outflow) inflow before management of liquid resources and financing	(126)	503	90	8	475

Management of liquid resources	46	382	(264)	—	164

Financing
Proceeds from issue of shares held in ESOP	—	4	—	—	4
Purchase of own shares for ESOP	—	(14)	—	—	(14)
Share buy-back	(416)	—	—	—	(416)
Loans from (to) group companies	522	(728)	214	(8)	—

Net cash inflow (outflow) from financing	106	(738)	214	(8)	(426)

Increase in cash	26	147	40	—	213

Reconciliation to US GAAP
Net cash provided by (used in) operating activities	72	1,093	(174)	8	999
Net cash used in investing activities	(14)	(208)	—	—	(222)
Net cash (used in) provided by financing activities	(32)	(738)	214	(8)	(564)

Net increase in cash and cash equivalents	26	147	40	—	213
Cash and cash equivalents under US GAAP at the beginning of the year	—	123	13	—	136

Cash and cash equivalents under US GAAP at the end of the year	26	270	53	—	349

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

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW
For the year ended 30 June 2003(2)
(£ millions)

	British Sky	(1)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries

Operating activities
Operating (loss) profit	(5)	375	(118)	(4)	248
Depreciation	—	93	5	—	98
Amortisation of goodwill and other intangible fixed assets	—	—	121	—	121
Decrease in stock	—	36	8	—	44
Decrease in debtors	—	59	29	—	88
Increase (decrease) in creditors	—	75	(15)	6	66
Decrease in provision	—	—	(1)	—	(1)

Net cash (outflow) inflow from operating activities	(5)	638	29	2	664

Dividends received from joint ventures	—	—	4	—	4

Returns on investments and servicing of finance
Interest received and similar income	—	3	—	—	3
Interest paid and similar charges	(127)	(1)	—	—	(128)

Net cash (outflow) inflow from returns on investments and servicing of finance	(127)	2	—	—	(125)

Taxation
UK corporation tax paid	—	(18)	—	—	(18)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(89)	(9)	—	(98)
Receipts from sales of fixed asset investments	—	—	1	—	1

Net cash outflow from capital expenditure and financial investment	—	(89)	(8)	—	(97)

Acquisitions and disposals
Funding to joint ventures	—	—	(15)	—	(15)
Repayment of funding from joint ventures	—	—	5	—	5

Net cash outflow from acquisitions and disposals	—	—	(10)	—	(10)

Net cash (outflow) inflow before management of liquid resources and financing	(132)	533	15	2	418

Management of liquid resources	—	1	—	—	1

Financing
Proceeds from issue of Ordinary Shares	5	—	—	—	5
Decrease in total external debt	(425)	(2)	—	—	(427)
Loans from (to) group companies	552	(533)	(17)	(2)	—

Net cash inflow (outflow) from financing	132	(535)	(17)	(2)	(422)

Decrease in cash	—	(1)	(2)	—	(3)

Reconciliation to US GAAP
Net cash (used in) provided by operating activities	(132)	622	33	2	525
Net cash used in investing activities	—	(89)	(18)	—	(107)
Net cash provided by (used in) financing activities	132	(535)	(17)	(2)	(422)

Net decrease in cash and cash equivalents	—	(2)	(2)	—	(4)
Cash and cash equivalents under US GAAP at the beginning of the year	—	42	9	—	51

Cash and cash equivalents under US GAAP at the end of the year	—	40	7	—	47

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information
(1) The Guarantors are:

BSkyB Limited	Operates one of the leading pay television broadcasting services in the UK and Ireland. The Company’s principal activities consist of the operation and distribution of 27 wholly-owned television channels in digital across various genres, including movies, sports, news, arts and general entertainment. In addition, the Company currently markets to DTH viewers channels owned and broadcast by third parties.

SSSL	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its fellow subsidiary undertaking (parent undertaking until 24 June 2005), BSkyB Limited. SSSL also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.
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

GLOSSARY OF TERMS

ADS	American Depositary Share

ATC	Advanced Technology Centre

à la carte	A television channel which can be subscribed to on an individual basis by a DTH subscriber to one of our Basic Packages

Basic Packages	DTH subscription packages which exclude Premium Channels

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

CRM	Customer Relationship Management

DSL	Digital Subscriber Line

DTH	Direct-to-Home satellite television

DTT	Digital Terrestrial Television: DTT uses digital signals delivered to homes through a conventional aerial, converted through a set top box or integrated digital television set

EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP

EPG	Electronic Programme Guide

fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

FRS	UK Financial Reporting Standard

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

IFRS	International Financial Reporting Standards

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	The Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including the FilmFour multiplex channels, “FilmFour+1” and “FilmFour Weekly”), MUTV, Chelsea TV and Music Choice Extra

Pub Channel	A wholly-owned business-to-business television channel available only to the licensed retail trade

Sky Basic Channels	Sky One (and its multiplex version, Sky Mix), Sky News, Sky Travel (and its multiplex versions, Sky Travel +1 and Sky Travel Extra), Sky Travel Shop, Sky Sports News, Artsworld (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Artsworld), Sky Vegas Live, Flaunt, The Amp and Scuzz

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels (including bonus and enhanced channels to the Sky Premium Channels, including Sky Sports 3, Sky Cinema 1 (and its multiplex version, Sky Cinema 2))

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels

Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6 and Sky Movies 8), Sky Sports 1, Sky Sports 2 and Sky Sports Xtra

SkyVenue	A wholly-owned business television channel available only to the licensed retail trade for viewing by their customers

Sky World	The top tier of packages that includes all Sky Premium Channels

UITF	Urgent Issues Task Force: a body which assists in providing financial reporting guidance under UK GAAP

VAT	Value Added Tax: a UK sales tax levied on most goods and services