Form 20-F
period 2006-06-30
BRITISH SKY BROADCASTING GROUP PLC
filed 2006-07-31
CIK 932789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2006
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

Ordinary shares (nominal value 50p per share)	1,791,077,599
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☒                            No ☐
If this report is an annual or transition report, indicate by check mark is not required to file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☐                            No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒                            No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one)
Large accelerated filer ☒     Accelerated filer ☐                  Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17     ☐ Item 18     ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐                             No ☒

This constitutes the Annual Report on Form 20-F (the “20-F”) of British Sky Broadcasting Group plc (the “Company”) in accordance with the requirements of the United States (“US”) Securities and Exchange Commission (the “SEC”) and is dated 31 July 2006. This document contains the information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (“IFRS”) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, dated 27 July 2006, as updated or supplemented at the time of filing of the 20-F with the SEC. References to IFRS refer to the application of International Financial Reporting Standards, including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group and adopted for use in the European Union (“EU”).
FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenues, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.
These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (“UK”) and Republic of Ireland (“Ireland”).
Information on some of the risks and uncertainties associated with our business are described in “Review of the Business — Risk Factors” in this document. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHAIRMAN’S STATEMENT
The story of Sky’s continued success comes down to a single factor. Rather than simply ensuring that the company keeps pace with the tremendous changes that are occurring in broadcasting and communications, we act as a facilitator of these changes. It was what launched Sky on the path to growth in 1989 and our strategic moves over the past 12 months ensure we will continue to maintain a strong position in the marketplace and meet the needs of an increasingly demanding audience.
In the past year we took a series of important steps that will allow us to grow into new segments of the market and add value to the offering our subscribers receive: we launched Europe’s first national high-definition broadcast service, completed preparations for the roll-out of residential broadband services and the upgrade of our customer management systems.
The high definition television service, Sky HD, ranks as perhaps the most significant development in television since the launch of colour in the 1960s, delivering as it does pictures four times as vivid as conventional broadcasts. The HD offering, which involves the purchase of a Sky HD box, a high definition-compatible TV and HD channels, is being rapidly embraced by consumers.
This year we also moved beyond the broadcast stream. A package of live channels can now be watched by consumers on the move via their mobile phone. Sky by broadband enables premium customers to download sports and movies to their PCs at no extra cost. A quarter of a million customers have signed up for the service so far. At the same time we completed the acquisition of the broadband provider Easynet that will lead to the eventual integration of broadband into the core customer offering. By the end of 2007, we expect that Easynet’s unbundled local loop service will have coverage of around 70% of UK homes.
We also successfully completed the implementation of new customer management systems to help us serve subscribers better and enable the group to improve sales, increase customer satisfaction, reduce churn and bring to market new products and services with greater speed and effectiveness.
Customers continue to be attracted to packages offering the widest range of viewing choice available. The total number of subscribers in the UK and Ireland grew 5% to 8.2 million, representing approximately one in three homes in the UK and Ireland. One in five of our customers also takes one of our additional services such as Sky Multiroom or Sky+. The growth in Sky+ has been a stand-out achievement of the year with 75% growth to a presence in more than one and a half million homes.
In summary, the robustness of our current offering and the addition of new and innovative services that give consumers greater control of the viewing experience pave the way for Sky’s continued success.
Having served on the Board of Directors for over 14 years, Lord St John of Fawsley has decided not to seek re-election at this year’s AGM and will retire from the Board. I would like to thank Lord St John for his contribution to the Board over many years. He will, however, still be connected with Sky in his new role of Chairman of the Artsworld Channel, building on his extensive experience as a patron of the arts.
Finally, I want to thank all my colleagues at Sky — including those who have recently joined the Group from Easynet — for their hard work and dedication and for ensuring that Sky grasps the opportunities that social and technological trends present to ensure we remain leaders in the fields of entertainment, information and communication.
Rupert Murdoch
Chairman
27 July 2006

REVIEW OF THE BUSINESS
CHIEF EXECUTIVE’S STATEMENT
This has been a year of significant changes — not just for Sky, but for the entire industry. Throughout the year, our focus has been on setting the pace of change, and re-affirming our appetite to continue doing so.
The development and launch of new products and services that are more flexible and of higher quality and value has been at the centre of this.
Our new High Definition Television service is one example. It represents the biggest revolution in TV picture quality in decades, and once again Sky is leading the field by being the first company to be able to offer the service nationally, across the widest range of HD channels, ranging from Sky Sports to Artsworld. And despite an early hiccup with one of our suppliers, the vast majority of our very first HD customers were able to enjoy the World Cup in glorious HD and Dolby 5.1 sound — and they loved it.
The acquisition of Easynet, completed in March, is another example of our commitment to innovation for our customers. It has prepared the way for Sky’s new generation of broadband services. This is in addition to the already industry-leading technology that includes the much-loved Sky+ and, more recently, Sky by mobile.
With Sky Broadband we’ve designed an incredible product which both rewards our loyal customers with a quality service offering simplicity, flexibility, quality, and great value, and opens up new and substantial growth opportunities for the Company and all our shareholders. With special features like free wireless access, security, parental controls and an optional professional home installation across all packages, we’re confident that Sky Broadband will be a simple choice for millions of our customers — creating a new dimension to our business whose potential we are only beginning to see.
Each of Sky’s offerings sits at the top of the industry in terms of choice, quality and delivery. In every case, signs indicate that consumers are eager to take advantage of new services, allowing us to capitalise on our capabilities and deliver an unparalleled entertainment and communications proposition.
This year we also completed the implementation of our new customer management system. Our levels of customer service have always led the industry, and it has proven to be a key differentiator. By raising this bar even higher, we increase our competitive advantage — and we can bring new technology to the market faster, improve sales, provide better service for our existing customers, and increase the efficiency of our marketing. These and other customer-facing initiatives are vital to Sky’s health and competitiveness.
All of the backstage activity that goes on at Sky will only be effective if we continue to invest in the reason that people subscribe to Sky — an extraordinary package of onscreen content. This year we forged new deals with partners ranging from Disney to the England and Wales Cricket Board. Our partnership with Disney means we can now offer more family entertainment to Sky customers, while the advent of legal movie downloads means our range and accessibility grows every day.
We also became reacquainted with some old friends — notably the FA Premier League and UEFA, with whom we have negotiated to continue two of the successful partnerships that have made Sky Sports the home of football.
These are just a few examples of the enormous activity and enterprise that Sky people invest every day into making what goes on screen for our customers the absolute best in its class.
We were busy on other fronts, too. This year we announced that, through the measurement, reduction, and offsetting of our carbon dioxide emissions, we have achieved carbon neutral status. It is the first commitment of this kind by a major media company anywhere. Caring about what our customers care about is at the centre of our community activity, and I am personally proud to be able to take such a firm stand on this issue, which is so important to all our people at Sky, and is a growing and important issue for our customers and their families.
The combination of technology, entertainment, and the continuing dedication of our workforce has improved customer growth, turnover, and earnings. We are healthy, strong and hungry and I look forward to the coming year and all of the opportunity it holds.

Thank you for your involvement.
James Murdoch
Chief Executive Officer
THE BUSINESS, ITS OBJECTIVES AND ITS STRATEGY
Introduction
British Sky Broadcasting Group plc and its subsidiaries operate the leading pay television broadcast service in the UK and Ireland. We acquire programming to broadcast on our own channels and supply certain of those channels to cable operators for them to retransmit to their subscribers in the UK and Ireland. We retail channels (both our own and third parties) to DTH subscribers and to a limited number of DSL subscribers (references in this Annual Report to “DTH subscribers” includes DSL subscribers). We also make three of our channels available via the UK free-to-air DTT platform, which markets itself under the brand “Freeview”.
At 30 June 2006, there were 8,176,000 DTH subscribers to our television service, and 3,898,000 subscribers of the cable operators to whom we supply certain of our channels, in the UK and Ireland. According to estimates of Broadcasters Audience Research Board (“BARB”), as at 30 June 2006, there were 7,326,000 homes in the UK receiving certain of our channels via DTT. Our total revenues in fiscal 2006 were £4,148 million (2005: £3,842 million), as set out in the table below.

	2006	2005
For the year to 30 June	£m	£m

DTH subscribers	3,154	2,968
Cable subscribers	224	219
Advertising	342	329
Sky Bet	37	32
Sky Active	91	92
Other	300	202
Total Revenues	4,148	3,842

We operate principally within the UK and Ireland, with activities conducted principally from the UK. Our turnover principally arises from services provided to retail and wholesale customers within the UK, with the exception of £222 million (2005: £171 million) which arises from services provided to customers in other European countries.
Our fiscal years end on the Sunday nearest to 30 June in each year. We publish our financial statements in British pounds sterling. References to “US dollars”, “dollars”, “US$”, “$” and “¢” are to the currency of the United States (“US”), references to “Euro” and “€” are to the currency of the European Community, and references to “pounds sterling”, “£”, “pence” and “p” are to the currency of the UK. For information with respect to exchange rates, see “Shareholder Information — Exchange Rates”.
Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards. These differ in certain significant respects from accounting principles generally accepted in the US. A discussion of the principal differences between IFRS and US GAAP is contained in note 32 to the consolidated financial statements.
Certain terms used herein are defined in the glossary which appears at the end of this Annual Report.
The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44 20 7705 3000. A list of our significant subsidiaries is set out in note 30 to the consolidated financial statements.

Programming
We provide subscribers with a broad range of programming options. Our programming is an important factor in generating and maintaining subscriptions to our channels. With respect to the channels we own and operate, we incur significant expense to acquire exclusive UK and Ireland television rights to films, exclusive UK and Ireland television rights to broadcast certain sports events live and television rights to other general entertainment programming. We are dependent upon the licences which grant us these rights as well as our Television Licensable Content Service licences, telecommunication licences and authorisations. We also produce and commission original entertainment programming and have acquired the rights to market the television services of third parties to DTH subscribers. Currently, we own, operate and distribute 18 Sky Channels via our DTH service (or 31 including multiplex versions of the Sky Channels, but excluding the business channels SkyVenue and the Pub Channel). A “multiplex” of a channel is generally either a time-shifted version of that channel, or a version that has predominantly the same theme or content as the primary channel, but where the content is transmitted at different times. We also simulcast some of our Channels or programming from some of our Channels in high definition. A simulcast channel is a simultaneous transmission of programmes on other channels. We currently retail to our DTH subscribers 129 Sky Distributed Channels (including multiplex versions of certain channels). We do not own the Sky Distributed Channels, although we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH subscribers the digital audio services Music Choice and Music Choice Extra, certain radio services and the Sky Box Office service (a pay-per-view service offering movies, sporting events and concerts).
The Sky Channels, and their multiplex versions, as at 27 July 2006, were as follows:

Sky Channel	Multiplex/Multiplexes	Simulcasts	Channel Genre

Sky Movies 1	Sky Movies 3, Sky Movies 5, Sky Movies 7, Sky Movies 9	Sky Movies 9 HD	Movies
Sky Movies 2	Sky Movies 4, Sky Movies 6, Sky Movies 8, Sky Movies 10	Sky Movies 10 HD	Movies
Sky Cinema 1	Sky Cinema 2		Movies
Sky Sports 1		Sky Sports HD (of programming from Sky Sports 1 or Sky Sports 2)	Sports
Sky Sports 2			Sports
Sky Sports 3			Sports
Sky Sports Xtra			Sports
Sky One	Sky Two, Sky Three	Sky One HD	Entertainment
Sky Vegas 845			Interactive entertainment
Sky Vegas 846			Interactive entertainment
Artsworld		Artsworld HD	Entertainment
Sky News			News
Sky Sports News			Sports News
Sky Travel	Sky Travel+1, Sky Travel Extra		Entertainment
Sky Travel Shop			Shopping
Flaunt			Music
Bliss			Music
Scuzz			Music

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
We introduced a new style of packaging for new DTH subscribers from 1 September 2005. The majority of existing DTH subscribers at that date were on equivalent packages, and have had their packages renamed to match the new style packaging. It is intended that the remaining DTH subscribers, who were not on equivalent packages, will be transferred across to the new packaging in the near future. The new packaging offers subscribers a choice of up to six “mixes” of both Sky Basic Channels and Sky Distributed Channels, each mix representing a genre of interest, to which subscribers have the option to add a combination of one or more Sky Premium Channels, and one or more Premium Sky Distributed Channels.
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
ntl:Telewest (the entity formed by the merger of ntl Group Limited (“ntl”) and Telewest Communications Plc (“Telewest”)) currently carries versions of all of the Sky Premium Channels (including multiplex channels) and our PremPlus pay-per-view service (see description in “Pay-Per-View” below) on its digital networks (see “Distribution — Cable Distribution” below for details and for details of the merger between ntl and Telewest).
We also broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see “Distribution — DTT Distribution” below).
In October 2005, we launched Sky Three on our DTH service which replaced Sky Travel on DTT. Sky Travel continues to be available to our DTH subscribers and on ntl’s digital network. Simultaneously with the launch of Sky Three, we renamed Sky Mix as Sky Two.
In May 2006, we launched our High Definition Television (“HDTV”) service. The initial Sky HD channel line up consists of: Sky Sports HD (currently a simulcast of programmes from Sky Sports 1 or Sky Sports 2), Sky Movies 9 HD and Sky Movies 10 HD (and two Sky Box Office HD channels), Sky One HD, Artsworld HD, Discovery HD and National Geographic HD.
According to surveys produced by BARB, as of 30 June 2006, an estimated 32% of the estimated 25.2 million television homes in the UK were equipped with digital satellite reception equipment; 14% subscribed to a cable television or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 29% had digital terrestrial television. The percentage figures given for each means of delivery include homes which receive television services via more than one of such delivery means. According to BARB estimates, during the 52 weeks ended 30 June 2006, the Sky Channels accounted for an estimated 21% of viewing of all satellite and cable channels (excluding BBC1, BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and five (collectively the “traditionally analogue terrestrial channels”)) in homes that are able to receive those channels in the UK (“Multi-Channel Homes”) (or an overall 9% viewing share of all channels (including the traditionally analogue terrestrial channels) available within Multi-Channel Homes during the same period). The Sky Distributed Channels accounted for the majority of the balance of viewing of satellite and cable channels in such homes.
For the 52 weeks ended 30 June 2006, BARB estimates that 51% of all viewing in UK homes with digital satellite reception equipment (“digital satellite homes”) was of channels available via the satellite platform other than the traditionally analogue terrestrial channels. BARB estimates that, in the same period, Sky Channels accounted for 26% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels)

in UK digital satellite homes, with an overall 13% viewing share across all channels available (including the traditionally analogue terrestrial channels) within UK digital satellite homes.
We hold equity interests in ventures that own 15 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK, Ireland and the Channel Islands, namely Attheraces, Nickelodeon, Nick Jr., Nick Jr. 2, Nicktoons TV, National Geographic Channel, National Geographic HD, Adventure One, Chelsea TV, MUTV, Paramount Comedy, Paramount Comedy 2, The History Channel, the Biography Channel, and Crime and Investigation Network. We also have a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia. In September 2005, we disposed of our 35.8% equity interest in the UK listed company which operates the audio services, Music Choice and Music Choice Extra.
Premium Channels
Sky Premium Channels
Sky Movies 1, Sky Movies 2, Sky Cinema 1 and Sky Movies HD
Sky Movies 1 and Sky Movies 2 operate 24-hours per day, seven days a week and principally show the output of recent release movies, made-for-television movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during the relevant pay television window) by major Hollywood and independent US and European licensors. There are four Sky Movies 1 multiplexes (see “Programming” above) which are provided free to DTH and digital cable subscribers who subscribe to Sky Movies 1, and four Sky Movies 2 multiplexes (see “Programming” above) which are provided free to DTH and digital cable subscribers who subscribe to Sky Movies 2.
Sky Cinema 1 operates 24-hours per day, seven days a week and primarily features library or classic films. It is available free to DTH and cable subscribers who subscribe to both of our Sky Movies channels. There is one Sky Cinema multiplex, Sky Cinema 2, which is available free to DTH and digital cable subscribers who receive Sky Cinema 1.
There are two Sky Movies HD channels dedicated to movies broadcast in high definition: Sky Movies 9 HD and Sky Movies 10 HD. Sky Movies 9 HD is available to subscribers to our HD service who also subscribe to Sky Movies 1, and Sky Movies 10 HD is available to subscribers to our HD service who also subscribe to Sky Movies 2. Sky Movies 9 HD and Sky Movies 10 HD are a simulcast of Sky Movies 9 and Sky Movies 10 respectively.
As of 30 June 2006, there were approximately 5 million UK and Irish DTH and cable subscribers to either Sky Movies 1 or Sky Movies 2 and over 97% of movie subscribers subscribed to both Sky Movies 1 and Sky Movies 2.
Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra and Sky Sports HD
Sky Sports 1 and Sky Sports 2 each provide, on average, 22 hours or more of sports programming per day, including live coverage of certain popular sports events. As at 30 June 2006, there were approximately 5.8 million UK and Ireland DTH and cable subscribers to either Sky Sports 1 or Sky Sports 2 and over 98% of these sports subscribers subscribed to both Sky Sports 1 and Sky Sports 2.
Sky Sports 3 currently offers, on average, 18 hours of sports programming each day. It is available free to DTH and cable subscribers who subscribe to either Sky Sports 1 or Sky Sports 2.
Sky Sports Xtra is available as a stand alone premium channel as well as being provided free as an additional channel to DTH and digital cable subscribers to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra currently offers, on average, 16 hours of sports programming per day.
Sky Sports HD is available to subscribers to our HD service who subscribe to Sky Sports 1 and Sky Sports 2. Sky Sports HD is currently a simulcast of programming broadcast on Sky Sports 1 or Sky Sports 2. Sky Sports HD currently offers live coverage of England’s home test matches, one day internationals, and county matches in cricket. We intend to launch a second HD Channel for sport during fiscal 2007 which will provide simulcasts of additional programming from Sky Sports 1 and Sky Sports 2. From the start of the 2006/07 season, we intend to carry HD coverage of Barclays Premiership Football, Coca-Cola Football league, Carling Cup and some international games, and coverage of matches from rugby union’s Guinness Premiership and the Heineken Cup final. We also intend to carry HD coverage of the Ryder Cup in Ireland in September 2006.
Our programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a number of football, rugby, cricket, motor sport, golf and boxing events. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.
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
In May 2006, the Group successfully bid for four of the six available packages (each of 23 games) of exclusive live UK audio visual rights to FAPL football, and four of the seven packages of live audio visual rights for broadcast in Ireland, from the beginning of the 2007/08 season to the end of the 2009/10 season. In addition, the Group has been awarded “near live long form” rights to 242 games per season of FAPL football in both the UK and Ireland (in the case of the UK, in a joint bid with British Telecommunications plc (“BT”)) from the beginning of the 2007/08 season to the end of the 2009/10 season. In July 2006, the Group was also awarded mobile clips rights to FAPL football for the 2007/08 to 2009/10 seasons in both the UK and Ireland. The bid for mobile clips rights in the UK was made in partnership with News Group Newspapers.
The Group has obtained broadcast rights to sporting events including (i) exclusive live rights to England’s primary domestic cricket matches and all of England’s home test matches and one day internationals for the 2006 to 2009 domestic cricket seasons; (ii) exclusive live rights to Football League matches and the Carling Cup for the 2006/07 to 2008/09 domestic football seasons; (iii) a number of rugby union matches including autumn international matches, Guinness Premiership matches, England A Team matches from the 2005/06 to 2009/10 seasons and Heineken Cup matches from 2006/07 to 2009/10; and (iv) broadcast rights to the UEFA Champions League for a further three seasons from the 2006/07 season.
Since July 2005, the Group has obtained broadcasting rights to a number of sporting events including (i) exclusive rights to Horse of the Year Show from 2005 to 2007, (ii) Hickstead Royal International Horse Show from 2005 to 2007; (iii) exclusively live rights in English for the International Cricket Tours of India from 2006 to 2010; (iv) exclusively live rights for the Cricket World Cup 2007 and ICC Champions Trophy; (v) exclusive rights to all tri-nations rugby union matches between Australia, New Zealand and South Africa, plus all summer tours to these three countries made by England, Scotland, Wales and Ireland and exclusive rights to domestic competitions in those territories, including the Super 14 Tournament and Currie Cup; and (vi) exclusively live rights to the Heineken Cup and the Challenge Cup for the 2006/07 to 2009/10 seasons.
Premium Sky Distributed Channels
Disney Cinemagic
Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute, via DTH in the UK and Ireland, Disney Cinemagic and its multiplex channel, as bonus channels to those of our DTH subscribers receiving both of our Sky Movies channels, and to other DTH subscribers as a stand alone premium channel.
Chelsea TV
Chelsea Digital Media Limited (a company in which we own a 35% equity interest), operates a digital subscription pay television channel dedicated to showing certain programming relating to Chelsea Football Club (“Chelsea TV”). We offer Chelsea TV to our DTH subscribers solely as a stand alone premium channel.

MUTV
We are party to a joint venture, MUTV Limited, with Manchester United PLC and Granada Media Group Ltd (each party owning a 33.33% equity interest in MUTV Limited) which operates a digital subscription pay television channel dedicated to showing certain programming relating to Manchester United Football Club (“MUTV”). We offer MUTV to our DTH subscribers solely as a stand alone premium channel and also act as agent for the distribution of the channel to cable operators in the UK and Ireland.
Music Choice Extra
In addition to Music Choice, which is included in certain of our Basic Packages (see “Basic Channels — Basic Sky Distributed Channels” below), we offer Music Choice Extra, which consists of 30 digital audio channels, to our DTH subscribers solely as a stand alone premium channel.
Basic Channels
Sky Basic Channels
Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-44 age group audience and includes first-run US entertainment programmes and UK-commissioned factual and drama series and is broadcast on a 24-hour per day basis. According to BARB surveys, during the 52 weeks ended 30 June 2006, Sky One was viewed by approximately 46% of individuals in all UK television homes. Sky Two (formerly Sky Mix until renamed in October 2005) is a multiplex version of Sky One. Sky Three was launched in October 2005. Sky Three includes a mixed schedule of programming from Sky One’s library as well as original lifestyle commissions and travel documentaries from Sky Travel. Sky One is simulcast in HD, available to all subscribers to our HD service and includes a range of Sky One programmes in high definition.
Sky News provides national and international news to viewers in the UK, Ireland and across the globe. The channel is broadcast unencrypted on Astra satellites (see “Satellites” below), and distributed to viewers via cable and satellite networks in Europe, Africa, the Middle East and Asia. It is also shown on cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK.
Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH subscribers, to subscribers to ntl:Telewest’s digital cable television services, subscribers to certain other smaller cable operators and in the UK on DTT as part of the Freeview offering.
Sky Travel is a travel entertainment and retail business incorporating four travel channels and a web-site. The primary channel, Sky Travel, broadcasts travel entertainment and teleshopping programming and is currently available to our DTH subscribers, and on ntl’s digital cable television services. Sky Travel programming also features on Sky Three, which broadcasts on DTH and on DTT as part of the Freeview offering. Sky Travel Extra is a multiplex of Sky Travel and is available on DTH and ntl’s digital cable television services. Sky Travel +1 was launched in November 2004 as a multiplex of Sky Travel and is available on DTH. Viewers of the teleshopping programming on Sky Travel Shop on DTH and users of the skytravel.co.uk website are able to purchase a wide range of flights, hotels and holiday packages by the telephone or internet.
Flaunt, Bliss (formerly The Amp) and Scuzz are music channels currently available to our DTH subscribers and to subscribers to ntl’s digital cable television services.
In March 2004, we launched Sky Vegas Live, an interactive entertainment and gambling channel. We have renamed Sky Vegas Live as Sky Vegas 845 and launched Sky Vegas 846. Both channels currently broadcast on a 24 hour per day basis and are currently available to our DTH subscribers.
Artsworld broadcasts arts oriented programming, including classical music, opera and dance. It is currently available to our DTH subscribers as part of certain Basic Packages. Artsworld is simulcast in HD, available to all subscribers to our HD service.

Basic Sky Distributed Channels
Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DTH subscribers in the UK and Ireland.
We currently act as an agent for The History Channel, the Biography Channel and MUTV for the sale of these channels and their multiplexes (where they exist) to cable operators in the UK and Ireland. We also have the exclusive rights to distribute, via DTH in the UK and Ireland, the Disney Channel, its multiplex and Playhouse Disney. The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, although we act as an advertising sales agent for certain of these channels (see “Advertising” below).
We offer Music Choice, a 24-hour digital audio service consisting of ten digital audio channels, to DTH subscribers. This is included in some of our Basic Packages.
Pay-Per-View
Our Sky Box Office service currently offers our DTH subscribers over 50 screens of television premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enable us to show their movies on Sky Box Office. Sky Box Office HD offers at least 10 movies each week in high definition on a pay-per-view basis. We also offer seven screens of adult movies, between 10.00 pm and 6.00 am, to our DTH subscribers via our “18 Plus Movies” service.
Following our purchase of exclusive rights to all of the four live television packages of FAPL football (for the seasons 2004/05 to 2006/07 inclusive), 50 additional live matches (over and above those matches broadcast on our Sky Sports channels) have been and are available on a pay-per-view basis via our “PremPlus” service for the same seasons. We also wholesale PremPlus to ntl:Telewest, ntl Ireland, Chorus Communications (“Chorus”) and Video Networks Limited (“VNL”), as well as a number of smaller cable operators, for them to distribute to subscribers to their respective networks. Following the end of the 2006/07 season, we intend to broadcast all of the live matches for which we have the rights on our Sky Sports channels, and, to cease offering the “PremPlus” service.
We also retail to our DTH subscribers eleven third-party adult services on a pay-per-night basis.
Distribution
We distribute our programming services directly to DTH subscribers through the packages described above. Cable subscribers, by contrast, contract with cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from third parties and distribute to their subscribers. DTT viewers must have either an integrated digital television set or an appropriate set-top box (see “Competition — Digital Terrestrial Television — Top Up TV” below).

As at 30 June
(In thousands)(1)	2006	2005

Distribution of Sky Channels
DTH homes	8,176	7,787
Cable homes	3,898	3,872
Total Sky pay homes	12,074	11,659
DTT homes(2)	7,326	4,940

(1)	Each of the above figures includes homes that receive Sky Channels via more than one means of distribution.

(2)	The number in respect of DTT homes consists of BARB’s estimate of the number of homes in the UK with access to Freeview services some of which will subscribe to Top Up TV.

DTH Distribution
During fiscal 2006, there were 1,275,000 new subscribers to Sky digital, whilst DTH churn in that same period was 886,000 subscribers, resulting in a net 389,000 increase in our DTH subscriber base for the fiscal year. DTH churn in total was 11.1% in fiscal 2006 (2005: 10.3%). We define DTH churn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). In fiscal 2006, we derived £3,154 million (76%) of our revenues from DTH subscription revenues (2005: £2,968 million).
As at 30 June 2006, we had a total of 8,176,000 DTH subscribers, with over 45% of subscribers taking the Sky World with Family Pack package (the channel package option containing all of the Sky Premium Channels and the largest number of Sky Basic Channels and Sky Distributed Channels).
The price (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our post 1 September 2005 basic package containing the largest number of basic channels (known as the “Entertainment Pack”) is currently £21 and €30.50 per month respectively. The range of prices (inclusive of VAT, where applicable) to a DTH subscriber in the UK and Ireland of taking the Entertainment Pack with Sky Premium Channels (which varies depending upon the number of Sky Premium Channels taken) is currently £32 to £42.50, and €46.50 to €64.50 respectively.
The prices (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our pre 1 September 2005 basic package containing the largest number of basic channels (known as the “Family Pack”) are currently £21 and €30.50 respectively (having ranged between £18.50 and £21, and €26.99 and €30.50, respectively, since the beginning of fiscal 2004). The range of prices (inclusive of VAT, where applicable) to a DTH subscriber of taking Sky Premium Channels with the Family Pack (which varies depending upon the number of Sky Premium Channels taken) in the UK and Ireland are currently £30 — £42.50, and €44.50 — €64.50, respectively (having increased in stages from £27 — £38, and €42 — €60, respectively at the beginning of fiscal 2004).
We also offer a number of our services to commercial DTH subscribers in the UK and Ireland under a range of contracts. The types of contract, and the channels, which are available to any particular commercial subscriber depend primarily upon the type of business premises within which they wish to show our services. Our commercial DTH subscribers include offices, retail outlets, hotels, pubs and clubs. Commercial DTH subscribers also include those commercial subscribers that operate a SMATV system (for example in a hotel or office), who are considered as being one commercial DTH subscriber, rather than a number of cable subscribers equal to the number of individual units to which the television signal is distributed. As at 30 June 2006, there were approximately 47,000 subscribers to our commercial DTH services in the UK and Ireland (including approximately 5,000 commercial DTH subscribers operating a SMATV system).
The majority of our UK DTH commercial customers are subscribers under our pubs and clubs subscription agreement. Under that agreement, the subscription prices range from £66 to £2,210 per month (exclusive of VAT). In Ireland, prices to pubs and clubs subscribers range from €209 to €474 per month (exclusive of VAT). We have recently launched Sky+ and Sky HD subscription services to our commercial subscribers.

Digital Satellite Reception Equipment

UK
In order to receive our DTH service, subscribers are required to have a digital satellite system which includes a satellite dish and LNB (low noise block converter), a digibox and a remote control. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to develop digital satellite digiboxes based upon our specifications. Since 1999, we have generally offered free digital satellite systems without a requirement to subscribe to one of our services.
Standard installation for all DTH subscribers, during fiscal 2006 was, and is currently, free, whereas non-subscribers to our services taking up the free digibox offer (which is different to purchasing our freesat proposition, see “Distribution — Free-to-view Satellite Proposition” below) during fiscal 2006 were, and currently are, charged £120.
The services received by a non-subscriber taking up the free digibox offer depend upon the number of unencrypted services and free encrypted services available on the Astra satellite system, and also on whether they receive encrypted channels from third party broadcasters on a subscription or pay-per-view basis.
We also offer our subscribers and non-subscribers the opportunity to purchase up to seven extra digiboxes or three Sky+ digiboxes for use at the same residence as their original digibox, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish (known as “Multiroom”). As well as the cost of the extra digibox (which is currently £49 for a digibox and £89 for a Sky+ digibox), a monthly subscription charge of £10 is also payable by the subscriber for each additional digibox purchased. Standard installation of the additional boxes has been free since 24 September 2004 (having been £60 from 1 July 2004 until that date). With each additional subscription the subscriber is able to obtain all the channels included in his or her subscription package for the original digibox on one extra digibox.
During fiscal 2006, we have continued to offer Sky+, a digibox that we have developed which contains two satellite tuners and an integrated personal television recorder allowing programming to be recorded directly on to a hard-disk contained within the digibox. This enables DTH subscribers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another or to simultaneously record two programmes, to pause or rewind live television and to record automatically some series of programmes. Subscribers pay a one-off fee for the Sky+ digibox, currently ranging from £89 to £199 (depending on the promotional offers that we frequently run). Standard installation for the Sky+ digibox during fiscal 2006 was free for new subscribers and subscribers upgrading to Sky+ and taking a multiroom subscription, £60 for existing subscribers upgrading to Sky+ without taking multiroom subscription, and £120 for non-subscribers. From 1 July 2006, both new and existing subscribers pay £60 for standard Sky+ installation. Subscribers also pay a monthly subscription fee to use the Sky+ recording features, however, if a subscriber subscribes to two or more Sky Premium Channels, no additional monthly subscription fee is charged.
In May 2006, we launched our HDTV service. A television programme shown in high definition (“HD”) has approximately four times as much picture information shown on the screen as programmes shown in standard definition. This service is available to customers who take a HD digibox (a new version of the Sky+ digibox), a HD subscription and the relevant Sky digital subscription. This HD digibox is capable of decoding and showing both standard definition channels and channels in the HDTV format, as well as having standard Sky+ features and providing access to our existing services. Subscribers pay a one off fee of £299 for the HD digibox (provided they also take a Sky+ subscription, otherwise the cost is £399) and a monthly subscription fee of £10 for the HD service (in addition to the subscription fee for the package of channels taken and the subscription fee (if applicable) to use the Sky+ recording features).
Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. We also provide installation and equipment repair services. In fiscal 2006, 1.0 million digital satellite reception systems were installed in the UK by or on behalf of one of our subsidiaries (2005: 1.0 million; 2004: 0.8 million).
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
At 30 June 2006, there were approximately 427,000 DTH subscribers to our services in Ireland (2005: 363,000).

Sky Active
Our DTH service allows a broadcaster, such as ourselves, to develop and offer its viewers enhanced and interactive services. We offer enhanced broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind Sky Vegas 845 and Sky Vegas 846. We, and other broadcasters, are enhancing our channels with interactive services which can be accessed whilst the programming on the channel stays in view. In fiscal 2006, we derived £91 million of Sky Active revenues (2005: £92 million).
We provide an interactive television platform for the development and delivery of interactive services. The platform is also used to deliver the interactive services of third parties. We currently own and operate five stand alone interactive portals on our DTH platform (including the main Sky Active portal) which provide access to a broad range of interactive services including retail, betting, customer services and games.
DTH viewers can access these interactive services by means of either stand-alone portals (our Sky Active portal being one of them) or in conjunction with certain broadcast channels. Such interactive services include competitions, voting, messaging services, quizzes, home shopping, games and betting, some of which relate to the programme content being shown on the relevant channel at the time.
Sky Active (in common with other stand alone interactive portals) is currently offered free of charge to all DTH viewers and each viewer’s telephone line is the return path for these interactive services via a modem in the digibox. We derive revenues through interactive services principally from (1) premium rate telephone charges in connection with viewers’ usage of our services (such as pay-per-play games, voting and entries to quizzes); (2) revenue sharing in e-commerce transactions (e.g. retailing or betting) completed on the platform; (3) advertising; and (4) tenancy and technology fees charged to content providers who offer services by means of the platform, including licences of our Wireless Television Mark-Up Language adapted for television browser technology and backend infrastructure to third party broadcasters on the digital DTH platform. In addition, interactive revenues are earned from the digibox subsidy recovery charges (relating to the Group’s subsidy of the cost to customers of our digiboxes) which are included within the conditional access, access control charges and EPG charges made to customers on our DTH platform.
We have continued to develop our interactive advertising technology, deploying advertising applications from July 2003 that make use of our browser technology with a view to enabling a wider range of interactive advertising services to be offered. Since our launch of interactive advertising in April 2000, over 1,000 interactive advertising campaigns have been broadcast by us and others via our DTH platform. In March 2004, we launched the new browser Mini DAL (Dedicated Advertiser Location) template, and to date more than 147 Mini DALs have been broadcast via our DTH platform.
Third party channels (and third party stand alone interactive portals such as PlayJam, Teletext Holidays, Directgov, PlayMonteCarlo & Roulette and NHS Direct Interactive) make use of the interactive potential of the digital DTH platform. Third party broadcasters such as the British Broadcasting Corporation (“BBC”), ITV, Channel 4, five, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Cartoon Network, TV-X and the Disney Channel have launched interactive services on our DTH platform, as have a number of third party providers of stand alone interactive services (which are separate from those offered in conjunction with any television channel). Third party channels may offer such interactivity in conjunction with Sky Interactive or provide their interactive services independently, including making use of competing interactive infrastructures connected to our DTH platform.

Sky Bet
The Group offers a range of betting and gaming services under the “Sky Bet”, “Sky Bet Vegas” and “Sky Vegas” brands in relation to which the Group acts as a bookmaker. The Sky Bet fixed odds sports betting service is available across multiple platforms, including by means of Sky digiboxes (including Sky+ digiboxes), by telephone and on the internet. An on-line casino, licensed in Alderney in the Channel Islands, is offered by us on the internet. Sky Bet also continues to develop a range of popular fixed odds numbers betting products offered under its UK bookmaker’s permit on our DTH platform, through both the Sky Vegas 24/ 7 games service and the Sky Vegas 845 and Sky Vegas 846 interactive television channels. In fiscal 2006, we derived £37 million of Sky Bet revenues (2005:

£32 million). We take active measures to try to ensure that persons resident in the US do not participate in our internet gaming and betting services. Such measures include geo-blocking software and credit card checks.

Digital Subscriber Line (“DSL”) Distribution

Sky By Broadband
Sky By Broadband is a PC-application that provides access to Sky Sports and Sky Movies programming. Available Sky Sports content includes match highlights, interviews, programme clips and Sky Sports News bulletins (“Sky Sports Broadband”). The equivalent Sky Movies service (“Sky Movies Broadband”) is an ‘on-demand’ service that provides a choice of titles from Hollywood and independent distributors and enables customers to legally download first run, library and made-for-television movies available in the pay tv licence period to a PC registered in the home.
DTH subscribers who subscribe to Sports Mix (therefore receiving both Sky Sports 1 and Sky Sports 2), and who have broadband internet access, are able to access Sky Sports Broadband to their PC for free. DTH subscribers who subscribe to Movies Mix (therefore receiving both Sky Movies 1 and Sky Movies 2), and who have broadband internet access, are able to access Sky Movies Broadband to their PC for free.

Video Networks Limited (“VNL”)
We began offering subscriptions to certain of the Sky Channels to households connected to VNL’s platform in August 2004. VNL distributes pay television and broadband access services via a DSL platform that it has established in Greater London, marketed under the brand “Homechoice”.
We have entered into an agreement with VNL which gives us access to VNL’s platform to enable us to retail certain of the Sky Premium Channels to customers who already subscribe to VNL’s services. In addition, VNL provides us with certain customer management, billing and sales agency services in respect of our subscribers receiving Sky Premium Channels via VNL’s platform. In return for these services, we pay VNL a fixed monthly fee per subscriber who subscribes to a Sky Premium Channel on the VNL platform (as at April 2006 there were approximately 4,400 subscribers to our services on the VNL network).

Easynet
In October 2005, the Group made a recommended cash offer for the entire share capital of Easynet Group plc (“Easynet”). The offer became unconditional in all respects on 6 January 2006. Easynet was de-listed from the London Stock Exchange in February 2006 and the acquisition of Easynet was completed on 10 March 2006.
Founded in 1994, Easynet is a pan-European networking company, providing customers with IP based wide area network solutions. The Easynet network covers eight countries (UK, Spain, France, Germany, the Netherlands, Belgium, Italy and Switzerland) enabling companies to connect their European sites to a high quality, secure and reliable Multi-protocol Label Switching (“MPLS”) network. Easynet offers a portfolio of IP services including national and cross border IP virtual private networks (“VPN”), internet connectivity, carrier services, hosting and co-location in purpose built data centre facilities, and security solutions.
In the UK, Easynet engages in local loop unbundling (“LLU”), placing its equipment in BT exchanges enabling it to offer differentiated services to businesses, consumers and wholesale to other providers. As at 30 June 2006, it had 370 exchanges “unbundled” covering 6.7 million homes.
In December 2004, Easynet launched its wholesale LLU offering, LLUStream, making services from its enabled exchanges available to telecom carriers, ISPs and system integrators. In April 2005, UK Online, a subsidiary of Easynet, launched its consumer broadband offering. UK Online, had approximately 37,000 subscribers at the end of 30 June 2006.
Sky Broadband
In July 2006, we announced the launch of Sky Broadband, our broadband internet access service. The service is available to all of our DTH subscribers.

For DTH subscribers covered by our broadband network, three different broadband products are available: Sky Broadband Base; Sky Broadband Mid; and Sky Broadband Max. Sky Broadband Base is free (although subscribers have to pay a one off £40 connection fee) to DTH subscribers covered by our broadband network, with download speeds of up to 2Mb/s and 2GB monthly usage. Sky Broadband Mid costs £5 per month (in addition to a one off £20 connection fee) and offers download speeds of up to 8Mb/s and 40GB monthly usage. Sky Broadband Max costs £10 per month (with no connection fee) and offers download speeds of up to 16Mb/s and unlimited monthly usage.
As at 27 July 2006, our broadband network covered approximately 28% of UK households. The network is expanding and we expect that it will cover approximately 70% of all UK households by the end of calendar 2007.
We also offer Sky Broadband Connect to our DTH subscribers who are not covered by our broadband network. Sky Broadband Connect offers an equivalent service to Sky Broadband Mid and costs £17 per month (in addition to a one off £40 connection fee). As our broadband network expands, Sky Broadband Connect customers will be offered Sky Broadband Base, Sky Broadband Mid or Sky Broadband Max as their area gets covered.

Mobile Networks

Sky By Mobile and Sky Mobile TV
Sky By Mobile is a mobile phone application that provides access to Sky Sports, Sky News, Sky One and Sky Movies mobile content (alerts, live scores, news, statistics and video clips). It is available at no extra cost to Sky World, Sky Sports World, and Sky Movies World subscribers and Sky Bet customers. Customers can also place bets and manage their Sky Bet accounts via Sky By Mobile. The application is available across all mobile networks to customers with a compatible handset with mobile internet access via GPRS or 3G.
In addition, Sky By Mobile customers who have Vodafone 3G, can subscribe to “Sky Mobile TV”. Sky Mobile TV offers over 23 channels streamed direct to the subscriber’s mobile phone, including Sky Sports News, Sky News, Sky One, Sky Movies, MTV, Discovery, National Geographic and others. Sky Mobile TV costs subscribers £5 per month and can also be bought from the Vodafone live! 3G portal.

Cable Distribution

United Kingdom
On 3 March 2006, it was announced that Telewest Global, Inc (having been renamed NTL Incorporated) had completed a merger with NTL Incorporated (having been renamed NTL Holdings, Inc). It was announced that the combined company, incorporating both ntl and Telewest, the two major multiple system cable operators responsible for almost all of the UK broadband cable systems, will operate under the name of NTL Incorporated. The combined entity is also referred to as ntl:Telewest. On 4 April 2006, ntl:Telewest and the Independent Board of Virgin Mobile Holdings (UK) plc (“Virgin Mobile”) announced that they had reached agreement on the terms of a recommended offer to be made by ntl:Telewest to acquire the entire issued and to be issued share capital of Virgin Mobile. On 4 July 2006, it was announced that the acquisition of Virgin Mobile by ntl:Telewest had completed and that ntl:Telewest has also entered into an exclusive licence agreement with Virgin Enterprises Limited for the use of the Virgin brand for ntl:Telewest’s consumer business.
Currently the television services offered have not been harmonised across all the cable systems operated by ntl:Telewest but remain differentiated according to whether they are provided by means of a former ntl cable system or a former Telewest system. ntl:Telewest continues to provide both analogue and digital cable services across its cable systems and accounts for a substantial proportion of our wholesale revenues, which are revenues derived from the supply of Sky Channels to UK and Irish cable platforms. In fiscal 2006, we derived £224 million in subscription fees from cable operators (2005: £219 million). We estimate that, as of 30 June 2006, ntl:Telewest subscribers represented approximately 99% of all cable television subscribers in the UK (measured by reference to total cable subscribers, as reported to us by the cable operators).
UK cable subscribers increased in fiscal 2006, from a total of 3,287,000 subscribers to 3,294,000 subscribers as at 30 June 2006 (including broadband, narrowband and SMATV subscribers) of whom all but a very small proportion take some programming from us.

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
ntl:Telewest currently carries versions of all of the Sky Premium Channels (including multiplex channels) and our PremPlus pay-per-view service on its digital networks (both former ntl networks and former Telewest networks). Distribution of Sky Premium Channels to ntl:Telewest’s remaining analogue cable subscribers is more limited. ntl:Telewest distributes all of the Sky Basic Channels other than Artsworld, Sky Travel+1, Sky Travel Shop and the Sky Vegas channels on its former ntl digital networks, however only the Sky Basic Channels: Sky One and Sky News and Sky Sports News, are distributed on the former Telewest digital networks. Both Sky One and Sky News are distributed on the former ntl and Telewest analogue networks. Our current agreements with ntl: Telewest for the distribution of our channels are due to expire during calendar 2006, however, we expect to renew these agreements.
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
At 30 June 2006, there were approximately 604,000 (2005: 585,000) cable subscribers (including SMATV) to our programming in Ireland. We currently have arrangements in place with ntl Ireland and Chorus, previously the two leading Irish cable operators but which were brought under the common ownership of Liberty Global Inc. in December 2005, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl Ireland and Chorus have launched, albeit on a limited basis, digital cable services in Ireland.

DTT Distribution
We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three (formerly Sky Travel), unencrypted free-to-air via DTT in the UK. These channels are broadcast on a DTT multiplex for which the licence is held by National Grid Wireless (which owns and operates shared wireless communications and broadcast infrastructure). The channels broadcast via DTT by us, together with a number of other channels broadcast free-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand “Freeview”.

Free-to-view Satellite Proposition
In October 2004, we launched a new freesat proposition, offering purchasers access to over 270 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception equipment, including a digital satellite viewing card and standard installation, for £150. The free-to-view channels on DTH include Sky News, and a range of television and radio channels provided by the BBC and ITV. Access to the encrypted signals of Sky Three, Channel 4 and five is available as a result of the provision of a digital satellite viewing card which we provide as part of the package. There is no obligation for purchasers of this proposition to subscribe to a pay television service; however, the proposition offers an easy upgrade path to a DTH subscription with us for those customers who choose subsequently to add a pay television service to their viewing options.

Emerging forms of Distribution
We are also evaluating various other possible new means of distributing our services other than by DTH, cable, DSL and DTT, such as wireless broadband using Wimax or other similar technologies, mobile TV using technologies such as Digital Audio Broadcasting (“DAB”), Digital Video Broadcasting for Handhelds (“DVB-H”), MediaFLO by Qualcomm, the internet, General Packet Radio Service (“GPRS”) and UMTS (3G mobile telephony).
We also participate actively in the Digital Video Broadcasting (“DVB”) standardisation group both in the various working groups and at the level of the DVB’s Steering Board, which gives us early exposure to other emerging technologies.
Seasonality
New subscriptions to our channels have tended to be highest in the second quarter of our fiscal year, the pre-Christmas period. As a result, our marketing costs have tended to be highest in the second quarter of each fiscal year. There is no assurance that these trends will continue in the future.
Marketing
The principal types of marketing used by us to promote our products and services are press (including both national and regional newspapers and magazines), media inserts, door drops, direct mailings, outdoor activity (such as billboards and bus backs), on-air advertising on both national and regional radio and television channels (on both promotional and commercial airtime), outbound calling, on-line advertising on both third party websites and on sky.com, advertising in our customer magazine and point of sale advertising in retail outlets which sell our products and services.
Advertising
In fiscal 2006, we derived £342 million of our revenues from advertising sales revenue (2005: £329 million).
We sell advertising for all of the 17 Sky Channels (as well as for their multiplexes) around all programmes that are broadcast on these channels, irrespective of whether the programming was produced in-house or licensed from a third party. We also act as the advertising sales agent for certain third party channels. We sell advertising time across all of our channels, and tailor distribution according to the target audience an advertiser is trying to reach, but can sell on a specific channel basis where requested.
According to BARB estimates, across all UK Multi-Channel Homes, our average share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) for fiscal 2006 was 13.7%, a decrease from 15.0% at the end of the previous fiscal year. Our subscribers’ households tend to be younger and more affluent than the average UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and male demographic profiles sought by many advertisers.
In fiscal 2006, we launched a major new research tool, SkyView, which combines viewing data collected from digiboxes with data collected regarding product purchase. It is intended to give advertisers a greater understanding of viewing patterns and how to target their consumers in homes that subscribe to our DTH service.
Sponsorship
In fiscal 2006, we derived £28 million from sponsorship revenue (2005: £24 million), which is included in advertising sales revenue.
We acquire programme sponsors for the Sky Channels and work alongside the sales teams of partner channels (such as National Geographic Channel, Adventure One, The History Channel and Hallmark) to help secure broadcast sponsors for their channels.
Programme sponsorship is defined as either “title” sponsorship (e.g. “Ford Super Sunday” or “Gillette Soccer Saturday”) or “in association” sponsorships (e.g. “The Simpsons/ Domino’s Pizza” or “24/Nissan”).
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
In both the UK and Ireland, the television channels with the largest audience shares are the traditionally analogue terrestrial channels, which are broadcast free-to-air. In the UK, these channels are BBC1, BBC2, ITV1, Channel 4 and five, while in Ireland these are RTE1 and Network 2, the Irish language channel TG4, and the commercial channel TV3. In the UK, as well as being available via analogue terrestrial television, the five traditionally analogue terrestrial channels are also available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis.
In addition to these channels we compete with both the Sky Distributed Channels and with other television channels broadcast via satellite, cable, DTT and/or via DSL. These other channels may be broadcast by satellite free-to-air (either encrypted or unencrypted) or they may be independently-retailed pay television channels. The free-to-air encrypted and unencrypted channels (which, as at May 2006 amounted to more than 270 digital satellite channels (including radio services)) can be received by anyone with appropriate satellite reception equipment (including the necessary conditional access equipment for the reception of encrypted channels) without payment of a subscription fee. Other than the digital satellite versions of the traditionally analogue terrestrial channels, none of these channels individually has a viewing share in the UK that approaches the combined Sky Channels’ share. However, the popularity of the non-Sky channels available on our DTH platform can make our DTH offering more attractive to subscribers and potential customers.
As at 30 June 2006, there were 26 encrypted digital satellite pay television channels for DTH reception retailed independently of us available on a subscription basis, and 13 such channels available on a pay-per-view basis. Those channels available only on a pay-per-view, or a pay-per-view and subscription basis, were all adult channels except for two Setanta Sports pay-per-view channels.
As we and other broadcasters all seek a range of attractive programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions and/or regulatory intervention which could increase our programming acquisition costs, or which could mean that certain programming in which we are interested may not be available to us. For example, in 2006, Setanta Sports secured the live audio visual rights to two of the six available UK packages of FAPL football for the 2007/08 to 2009/10 seasons, for which we also bid. In addition, the PGA Tour has announced a six year deal starting on 1 January 2007 granting Setanta Sports exclusive live rights to all PGA Tour events.

Competition From Other Video Distributors and Video Distribution Channels
We compete in the distribution of video content to consumers with a range of other distributors and distribution channels. Such distributors may also compete with us for the acquisition of programming rights. For example, in 2003, Vodafone UK and 3 UK secured the mobile rights to show near live clips of FAPL football for the three seasons beginning with the 2004/05 season, for which we also bid, whereas, in 2006, we outbid the mobile operators for the mobile audio visual rights to FAPL football for three seasons beginning with the 2007/08 season. ntl:Telewest has been awarded rights to offer near live clips of FAPL football matches over the internet for the same three seasons.

Cable Operators
Cable operators compete with us as an alternative service to DTH distribution and carry the majority of the Sky Channels.

In the UK, the principal cable operator is now ntl:Telewest (see Distribution, above), which was formed as a result of the merger of ntl and Telewest. ntl:Telewest provides both analogue and digital cable services in the UK. ntl:Telewest continues to provide cable services using both the Telewest and ntl brands. In Ireland cable television services are provided principally by UPC Broadband via its Chorus and ntl Ireland subsidiaries. ntl Ireland and Chorus offer both analogue and digital cable and multipoint microwave distribution system (“MMDS”) television services in Ireland.
There are areas in the UK and Ireland where it may not be economically feasible to offer cable television services, including some rural areas. Equally, there are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. According to Ofcom, cable networks currently cover approximately 50% of UK homes, whilst, according to the Commission for Communications Regulation (“ComReg”) (the national communications regulatory authority in Ireland), cable and MMDS services cover nearly 80% of Irish homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst approximately 40% of Irish homes currently subscribe to cable and MMDS television services.
In January 2005, ntl and Telewest launched Video-on-Demand (“VoD”) services in the UK. ntl’s VoD service is branded “ntl On Demand”, whilst Telewest’s service is branded “Teleport”. Telewest rolled out Teleport to all its digital subscriber base in 2005. ntl:Telewest expects the roll out of VoD services to all ntl cable subscribers to be completed by 2007. The cable VoD services include movie and television programme content, and provide viewers with pause and rewind functionality. Digital cable subscribers to whom the services are available do not need to upgrade their equipment to receive the services. Telewest has also launched TV Drive, a HD digibox which enables its customers to watch HD programmes and movies with Teleport, as well as other broadcasters’ HD channels available on cable.

Top Up TV
Top Up TV (which launched in March 2004) offers a pay television service via DTT. Top Up TV comprises five DTT video streams between 6pm and 6am, and four video streams at other times, on which programming from eleven digital channels is broadcast (for example, programming from one digital television channel is broadcast on one of Top Up TV’s video streams between 6 am and midday, whilst programming from a different digital television channel is broadcast on the same DTT video stream during other hours of the day). In June 2006, five announced it had bought two of Top Up TV’s video streams, in order to broadcast two new television channels, which will, in the absence of other developments, reduce the capacity available to Top Up TV. It is reported that Top Up TV intends to launch an on-demand video service (updated every night over the air to a Top Up TV PVR) in the autumn.
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

Home Videos and DVDs
Home video sales and rentals (including DVDs) have historically been strong in the UK. In addition to offering consumers an alternative source of programming to terrestrial, cable and satellite television, the video window (which includes DVDs) for new films generally starts before both the pay television window and the pay-per-view television window. The video window typically commences approximately four to six months following a film’s UK cinema release. Currently, the pay-per-view television window generally commences two to three months later. We have, to date, been able to develop a significant customer base for our pay-per-view services and movie channels, notwithstanding competition from the home video industry and increased competition from DVDs which may increase further as DVD prices fall, electronic sell-through grows and a new High Definition (HD) DVD standard emerges. HD-DVD was released in the US and Japan in the first half of 2006; there is no release date yet for the UK.

Free to air television services
It is likely that as a result of the availability of free-to-air television channels some consumers will choose to take such free-to-air services in preference to a pay television service. In the UK the principal sources of broadcast free-to-air television services are: analogue television services (see “Competition from other Television Channels” above), Digital Terrestrial Television (DTT) and Sky’s freesat proposition.

Freeview
In the UK, free-to-air channels on the DTT platform are marketed under the “Freeview” brand. There are over 40 television channels available nationally as part of this offering (though a number of these share the same DTT video stream at different times of the day), and over 20 radio channels. There are also several television channels available on a regional basis within the UK.
Freeview services are currently able to be received by around 75% of UK homes. It is anticipated that this will increase to around 98% of homes by 2012 as analogue television broadcasting is discontinued (“digital switchover”) progressively in different regions of the UK. In order to receive Freeview services consumers purchase either a set top box, which is relatively inexpensive, or a television set with a built in digital tuner (an “Integrated Digital TV”, or “IDTV” ). Digital switchover (see below) will release radio spectrum currently used to broadcast analogue television services, which may be used to expand the number of channels able to be carried on the DTT platform or may be allocated to allow HD services to be offered.
Take-up of Freeview services has grown quickly since its launch in October 2002. According to BARB estimates, at 30 June 2006 there were 7,326,000 homes in the UK with access to Freeview services.
There is currently no DTT service in Ireland. In 2004, the Irish Government commenced an evaluation of the options for the roll-out of a DTT network in Ireland. As part of the process, in May 2006, it announced the commencement of the roll out of infrastructure for a pilot DTT service, indicating that the pilot network is expected to be operational by mid-August 2006. The pilot is planned to continue over a two year period in the Dublin region, and the Government has indicated that it should be seen “as a precursor to a national roll out”. Details of the services to be provided as part of this pilot DTT service have not yet been announced.

Free-to-view Satellite Propositions
The introduction by us in October 2004 of our freesat proposition (see “Distribution — Free-to-view Satellite Proposition” above) has provided an alternative multichannel television service to households, which might elect to take up such service instead of our pay television offerings.
In September 2005, ITV announced that it is working together with the BBC to develop a free digital satellite service to complement Freeview, entitled “Freesat” which was to be operational in 2006, but is now planned for autumn 2007. ITV announced that this new service will enable viewers to access subscription free digital television via satellite and will be aimed primarily at people in the UK currently unable to access Freeview.

DSL networks
Broadband-enabled telephone lines, principally using DSL technology, are being used increasingly in the UK and Ireland to deliver video content to consumers. This includes content delivered on an “on-demand” basis (for example, via the internet) and, to a lesser extent, broadcast content. It also includes delivery of content to consumers’ PCs, and to their television sets, via compatible set top boxes.
The increase in the average speed of internet connections and the emergence of new codecs such as MPEG-4 and WM9 means consumers can increasingly download video over the internet. Additionally, the use of peer to peer technology for both legitimate and illegitimate video downloading is growing.
DSL services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. According to BT, as at 31 March 2006, there were 7.9 million subscribers to DSL services in the UK. Only a very limited number of these subscribers currently use these services for digital television. Although consumer broadband DSL access remains focused on the provision of internet access, two operators developed DSL networks with the capacity to deliver digital television services to homes: Kingston Communications in Kingston-upon-Hull (which closed its TV platform in April 2006) and VNL in parts of London and Stevenage.
The latest version of VNL’s service was launched commercially in May 2004 and offers access to a range of broadcast channels and video-on-demand content, including movies packaged together with broadband internet access. VNL has indicated that it intends, subject to raising the necessary financing, to extend its DSL platform throughout the UK.
The private building sector has launched several smaller TV via DSL networks in the past 12 months.
According to Ofcom, at May 2006 48,545 television homes in the UK were viewing television via a DSL platform.
We are also aware of other companies continuing to look at TV via DSL network opportunities. BT has announced plans to launch a service (BT Vision) which will enable the provision of video content via DSL. BT Vision is due to launch in autumn 2006. BT Vision will enable consumers to purchase a set top box which can receive and view on their television both DTT services via a household’s television aerial, and “on-demand” video services via a DSL connection. The set top box will also include PVR functionality.
Broadband
Following the launch of our broadband internet access service in July 2006, we compete with other providers of broadband internet access in the UK. These primarily include BT, ntl:Telewest, AOL UK, Tiscali, Orange and the Carphone Warehouse. We also compete with providers of dial up internet access, including BT, ntl:Telewest, AOL UK, Tiscali and Orange. According to the Office of National Statistics (“ONS”), in March 2006, broadband comprised 69% of internet subscriptions in the UK, with the remaining 31% being dial up. According to Point Topic, a broadband research company, in March 2006, there were 10.7 million broadband lines in the UK, of which, 9.6 million were consumer broadband lines.
During 2006, several of our competitors updated or relaunched their broadband services: in April 2006, the Carphone Warehouse launched its broadband service, TalkTalk; in June 2006, BT announced a new range of packages, BT Total Broadband, and broadband provider Wanadoo was rebranded Orange by parent company France Telecom.
Average broadband download speeds continue to increase. Currently, our broadband service’s highest download speed is up to 16Mb/s, however, the majority of rival packages do not currently exceed 8Mb/s.
According to Point Topic, as at 31 March 2006, ntl:Telewest had the largest share of the UK consumer broadband market with 28.7%, followed by BT with 19.6%.

Other Technologies
Other technologies, such as third generation cellular telephone networks (“3G”), provide additional means by which video content can be delivered to viewers. All major cellular network operators in the UK and Ireland now offer 3G services to consumers. However, 3G services have yet to make a significant impact. Although the volume of subscribers to 3 UK (who only operate a 3G mobile network) has shown strong growth (increasing to over 3.6 million at March 2006), 3G penetration amongst more established operators remains low.
Following a trial period, BT has announced plans to launch a commercial mobile TV service (branded “BT Movio”) in 2006. The service will use DAB-IP technology and be offered to mobile network operators on a wholesale basis. Initially, the service will be available exclusively to subscribers of Virgin Mobile (which is owned by NTL Incorporated).

Digital Switchover
The UK Government has indicated that it intends to switch off the transmission of analogue terrestrial television in the UK between 2008 and 2012. On switching off analogue transmission, the coverage of the core multiplexes of the existing DTT network (those carrying digital versions of the main traditionally analogue terrestrial channels) will rise from its current level of approximately 73% to an estimated 98.5%. The licence conditions for Channels 3, 4 and 5 require those channels to achieve substantially the same DTT coverage as is currently achieved in analogue. Following a consultation on planning options for digital switchover which took place in February 2005, Ofcom issued a statement in June 2005 in which it indicated that DTT coverage for the main analogue terrestrial channels should match the existing analogue core coverage of 98.5%. Switching off analogue terrestrial transmission will, in any event, enable DTT to be made available to households who cannot currently receive it.
In March 2006, the UK Government published a white paper entitled “A public service for all: the BBC in the digital age”, in which it gave the BBC a new purpose of “building digital Britain”. In particular, it proposes that the BBC will be required to replicate, through digital switchover, substantially the same coverage for its television services as in analogue (98.5%), provide information on switchover to viewers, and help to implement and pay for schemes to assist the most vulnerable people to switch from analogue to digital television.
Following analogue terrestrial transmission being switched off, all analogue households wishing to continue to receive television services will need to convert to digital television. Current options for digital television reception are DTT, digital satellite via our DTH service (either as a subscriber, or as a non-subscriber) or BBC’s and ITV’s proposed freesat service, and, in some areas, cable or DSL, as well as a combination of these services. There may be other options for digital television available in the future. The extent to which households may choose another service in preference to our DTH service is difficult to predict.

Advertising
Our primary competitors for television advertising sales are ITV plc (formed by the merger of Granada plc (“Granada”) and Carlton Communications plc (“Carlton”), which completed in February 2004) which sells advertising on ITV1, ITV2, ITV3, ITV4, and ITV Play, Channel 4 (which also sells advertising for E4, More 4 and Film Four and their multiplexes), five, Interactive Digital Sales (“IDS”) (which sells advertising on behalf of the UKTV group of channels and the Flextech channels (Living, Bravo, Trouble and Challenge)), and Viacom Brand Solutions (“VBS”) (which sells advertising on behalf of Viacom, MTV and Nickelodeon). In November 2003, the Contract Rights Renewal (“CRR”) remedy was introduced to protect media buyers and advertisers from the increased market power enjoyed by the merged ITV. CRR allows media buyers and advertisers that contracted directly with Carlton and Granada to renew the terms of their existing share deals without change and new advertisers to contract on fair and reasonable terms. In addition, in respect of agreements that include a share commitment, the advertisers/media buyers are able to reduce the share committed to ITV commensurate with any decline in ITV’s share of impacts year on year.
Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 25.1 and 25 million television homes, respectively, in the UK (both digital and analogue), with approximately 92% of the estimated 25.3 million television homes in the UK receiving an acceptable five terrestrial analogue signal. In addition, according to BARB survey estimates, as at June 2006, approximately 17.7 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing share than any individual Sky Channel. As a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able to generate greater advertising revenues than we do. We also compete with the Sky Distributed Channels and all other commercial channels for television advertising sales.
Within UK Multi-Channel Homes, however, the Sky Channels in aggregate attract viewing levels which are comparable to some of the traditionally analogue terrestrial channels. This suggests to us that, as the number of Multi-Channel Homes increases, our competitive position with respect to advertising revenues may improve. Additional growth from the free-to-view offerings, Freeview and our freesat proposition, should also improve the revenue share of the Sky Channels which are available as part of these offerings. The Sky Channels jointly have an overall viewing share (within Multi-Channel Homes) significantly greater than each of Channel 4 and five in those homes, although the Sky Channels’ combined viewing share is still less than that of ITV1 in these homes. Based upon BARB surveys for the 52 weeks ended 30 June 2006, the viewing shares in UK Multi-Channel Homes of the traditionally analogue terrestrial channels and the combined Sky Channels were, respectively, BBC1 19.5%, BBC2 6.9%, ITV1 18.1%, Channel 4 8.3%, five 5.1%, and the Sky Channels 8.9% (of which Sky One accounted for 20.6% of the Sky Channels’ viewing share (and had an individual viewing share of 1.5%)). The remaining 33.2% of viewing in UK Multi-Channel Homes was of other (non-Sky) satellite, cable and DTT channels.

Technology and Infrastructure
We control access to DTH channels through the use of a conditional access system, VideoGuard (see “Encryption of Digital Services” below). The satellite reception equipment provided to DTH customers is owned by them (whether or not they are subscribers), except for certain aspects such as the smart card (a credit card size plastic card containing a chip that provides conditional access functionality), some of the software in all digiboxes, and a proportion of the hard drive capacity in some of the Sky+ digiboxes and HD digiboxes. All costs associated with the acquisition of subscribers, including the cost of satellite reception equipment, are charged immediately to the income statement and are therefore not included within capital expenditure.
Underpinning the EPG in the digibox is an operating system which we license from OpenTV, Inc. (“OpenTV”). The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH digiboxes once the application is downloaded to the digiboxes. This simplifies the development of applications for the digibox and ensures universal availability of services to all DTH digiboxes. The operating system in each digibox is licensed upon payment of a per digibox royalty by the digibox manufacturer to OpenTV.

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
ntl: Telewest (together with ntl Ireland in respect of certain Sky Channels) receives our signal via secure landlines. In respect of other operators, we generally provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator’s feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers who are authorised and equipped to receive the service.

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

Satellites
We contract for the majority of capacity on the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators from SES ASTRA (“SES”), the operator of the Astra satellites. SES is 100% owned by SES GLOBAL, a Luxembourg company in which the Luxembourg State and GE Capital hold interests of 11.58% and 24.58%, respectively, with the balance held by other international financial institutions, communications groups, institutional and private investors and Luxembourg public institutions. We have also contracted, via an agreement with BT, for capacity on four transponders on the Eurobird satellite, which is owned and operated by Eutelsat.
For the transmission of our DTH service, we have contracted for capacity on 31 transponders from SES on SES satellites Astra 2A, 2B and 2D. All but seven of our digital transponder agreements (on SES satellites) are for a period of ten years with varying end dates between 2008 and 2011. We have rights to extend certain of the initial contract periods. Four of the remaining seven transponder agreements have been extended; three of these agreements now expire in 2017, and the fourth in 2015. The three remaining transponder agreements were entered into in calendar 2005 to provide additional capacity to facilitate the launch of our HD service. These three agreements expire in 2020. The term of the agreement on the Eurobird satellite expires in 2013.
We use some of the transponder capacity that we have contracted for the Sky Channels. Some transponder capacity (and in some cases all of the capacity on a particular transponder) is sub-contracted to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.
We have been designated a “non pre-emptible customer” under each of our transponder agreements. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES or Eutelsat in favour of another broadcaster which has pre-emption rights over capacity in preference to some other customers. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES pursuant to which back-up capacity may be available for some of our transponder capacity based on an agreed satellite back-up plan.
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

Capital Expenditure Programme
In addition to the core capital expenditure on information systems infrastructure, broadcast infrastructure and new product development (which in fiscal 2006 was £106 million and in fiscal 2005 was £72 million and is expected to be approximately £100 million per annum over the next two years), we continue to invest in our infrastructure, properties and facilities, required to support our growth strategies, in accordance with the capital expenditure programme of approximately £450 million over 4 years announced in August 2004. The capital expenditure programme includes further investment in our customer management (previously referred to as our Customer Relationship Management (“CRM”)) centres and systems, increasing contact centre capacity, and building and/or acquiring new facilities and properties. We expect to finance the programme from operating cash flows.
In addition, in July 2006, we announced expected capital expenditure of approximately £250 million in the first two years in relation to our broadband network and services.

Capital expenditure on our customer management centres and systems and on our Advanced Technology Centre (“ATC”) is described in further detail below. The remaining expenditures are required in order to service future subscriber growth more effectively, as well as maintain and enhance our broadcasting facilities. In fiscal 2005, the cost incurred in relation to the refurbishment of existing properties and facilities was approximately £75 million. Included in this cost was the acquisition of buildings at our Osterley campus, the creation of a Sky News Centre and the refurbishment of new office headquarters. In fiscal 2006, the cost incurred in relation to the refurbishment of existing properties and facilities was approximately £16 million.
As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.

The Customer Management Centres and Sky In-Home Service Limited
Our customer management centres are based in Scotland. The centres’ functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels, the Sky Distributed Channels and for two third party channels, North American Sports Network and Setanta Sports. We also deliver customer services for both our own, and certain third party, interactive television services, our telephony services, our video-streaming services, and the personal video recorder TiVo.
The customer management centres also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides nationwide installation and servicing of digital satellite reception equipment directly in customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base in relation to digital satellite reception equipment which is both in, and out of, warranty.
During the course of the last six fiscal years, we have invested more than £261 million in our customer management centres. This expenditure has been focused principally on completely replacing the centres’ existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The replacement of the customer management and billing systems was completed in March 2006. We have now migrated all existing customer data onto the new applications. The cut-over to the new system was completed in two phases, the first commenced on 1 September 2005 and related only to new customers. The second involved the migration of remaining customers, commencing 30 March 2006. Both phases have been completed with minimal disruption to normal business operations and the applications are now functioning in line with expectations.

Playout and Uplink Facilities
Our uplinking facility, located in Chilworth, England, provides primary uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite. This is backed up by a second facility which was completed in 2003.
The majority of our television channels are played out from one of the buildings on our main site at Isleworth. The Isleworth-sourced channels are fed to the uplink site at Chilworth using a fibre link, which is backed up by a diversely routed secondary link in case of any malfunction in the primary fibre route. This route passes through the second facility so that, in the case of Chilworth being unavailable, the services can be uplinked directly from the second facility. In the event of failure of our primary playout site, we have alternative facilities available, though at the present time, the restoration of services would not be immediate. However, we have completed, and brought into live use in the last fiscal year, the ATC which provides a complete alternative playout facility. Over the course of the next 12 months, we will increase the amount of live operation carried out in the ATC facility and deploy server based playout fully across both playout sites, enabling diversification of the playout of our channels.
For those third parties to whom we sub-contract transponder capacity, we usually have agreements in place to provide uplinking facilities as well.

Minority Equity Investments
During the year we held 49% of the share capital of Mykindaplace Limited. In June 2006, we acquired the remaining share capital of Mykindaplace Limited for cash consideration of £4 million, bringing our total shareholding to 100%.
In September 2005, we disposed of our 35.8% equity interest in Music Choice Europe plc for £1 million.
From September 2003, to March 2005, we held 50% of the share capital of Artsworld Channels Limited. In March 2005, we acquired the remaining 50% of the share capital of Artsworld Channels Limited for cash consideration of £1 million, bringing our total shareholding to 100%.
In November 2004, we disposed of our 49.5% investment in Granada Sky Broadcasting Limited (“GSB”) for £14 million.
In March 2004, we disposed of our 20% interest in QVC (UK), operator of QVC — The Shopping Channel for £49 million.
In August 2003, we sold our 9.9% equity interest in Chelsea Village plc, the parent company of Chelsea Football Club, for £6 million. In October 2003, we sold our 9.9% equity interest in Manchester United PLC, with whom (together with Granada Media Group Limited) we hold an interest in the MUTV Limited joint venture, for £62 million. Leeds United PLC, the parent company of Leeds United football club, in which we hold a 9.1% stake, went into administration in March 2004.
CORPORATE RESPONSIBILITY
The Group has developed a two-tier Corporate Responsibility governance structure. At a board and executive level, the CR Steering Group (“CRSG”) provides leadership and drives corporate responsibility practices. The CRSG comprises Senior Executives and two non-executive Board Directors and meets quarterly. The CRSG is supported by a taskforce of senior operational managers that works to embed responsible business practices throughout the Group.
The management of environmental issues is overseen by two working groups, Energy and Waste, which report to the CRSG. Other groups are in place to oversee health and safety and human resources policy, and Sky’s employees can communicate their views on corporate responsibility via the Sky Forum of elected Sky employees.
The Group runs an annual risk workshop on corporate responsibility issues and maintains a corporate responsibility risk register. The Group also undertakes consultation with stakeholders that assists in corporate responsibility risk identification. The Group is a member of the FTSE4Good Index and the Dow Jones Sustainability Index and is included in the Global 100 Most Sustainable Companies index and the Business in the Community Top 100 ‘Companies That Count’ Index. The annual Corporate Responsibility Review provides full details of corporate responsibility activities. This information can also be found on the web at www.sky.com/responsibilities.
Customers
Offering the best choice in entertainment to our customers — entertainment that is great quality, great value, flexible and simple to use — is central to the Group’s customer offering. The Group has technology to control access including parental control features. The Group has also implemented its Code of Practice for Interactive Gambling, developed with GamCare, an organisation that promotes responsible gambling. Accessibility to programming is provided through on-screen subtitling, audio description and signing.
Environment
In May 2006, the Group announced it had become the world’s first major media company and one of the first FTSE 100 companies to be CarbonNeutral. The Group has set targets for reducing its energy consumption, carbon dioxide (CO2) emissions, waste and water consumption. Progress against these targets will be documented in the Group’s Corporate Responsibility Review to be published later in the year.

Community investment
The Group continues to align its community investment activities to the wider goals of the business and its customers and utilises its brand, platform and technology in community investment. Current initiatives include Living for Sport; Make a Difference, the staff community involvement scheme; and the three year charity partnership with the Chicken Shed Theatre Company.
PEOPLE
Organisation
At Sky we aim to offer the best choice in entertainment to our customers — entertainment that is great quality, great value, flexible and simple to use. This relies on our employees, who contribute their ideas, knowledge and skills to help make this happen. To ensure we keep delivering to our customers we need to attract and retain the very best talent, and help them to deliver to their full potential. We do this by developing our employee proposition and brand which is distinctive. It focuses on making Sky a great place to work — challenging, innovative and fun.
Sky is committed to developing a flexible, motivated and resilient workforce which supports its business goals. To achieve this, we aim to align the culture, organisational development, recognition and reward to the Group’s business strategy and values. We are also committed to providing a culture of opportunity for our employees. Our values are embedded in everything we do for our people and are designed to engage our employees. These values provide clarity on how we achieve our goals and deliver our customer experience.
Sky is a place where everyone can contribute. We are dedicated to ensuring that no one is subjected to less favourable treatment because of their age, gender, gender reassignment, sexual orientation, race, religious beliefs, marital status or disability. We value the same diversity within our business as we do in our content and services, and provide a culture of enterprise and opportunity for all.
While we strive to make opportunities equal for all our employees we recognise the particular needs of the disabled community. Applications for employment by disabled persons are always fully considered bearing in mind the aptitudes of the applicant concerned. Assistance is offered to applicants during the process to accommodate any disabilities. Those attending for interviews are asked whether any assistance is required, whether that would be in the form of the timing or physical adjustments to the space in which the interview takes place.
All new employees are asked again to identify whether they have any particular needs that should be accommodated in the work place to assist with any potential disabilities. This information is kept under annual review and staff are asked on an annual basis to self identify any disability which would require adjustments to be made to their workspace. This is undertaken on a voluntary basis. In addition, our process for managing absence means early Occupational Health intervention where absences become long term or are frequent. This enables us to discuss at an early stage with those who may have developed a disability any necessary steps for rehabilitation for return to work, or ongoing adjustments to their workplace on their return.
We believe in equal opportunity for all employees, regardless of race, sex, sexual orientation, age or disability. We offer a broad range of development opportunities both on and off the job, and development feedback through a Performance Development Review Process.
The average monthly number of full-time equivalent persons employed by the Group during the year was 11,216 (2005: 9,958).
Involvement
The views of Sky people are important and valuable. We have a variety of ways in which we encourage the involvement of our people in helping to shape Sky’s future.
The Sky Forum is an elected group of 70 employees who communicate and represent the views and ideas of all employees, and consult on health and safety. Issues ranging from the work environment and practices to training and development are discussed at the Forum. Forum members are also included in focus groups such as Corporate Responsibility, and in department focus groups to improve a range of areas, from products to teamwork. The Chief

Executive Officer, other Senior Executives and other managers regularly attend Forum meetings to talk about Sky’s strategic priorities.
In March 2006, Sky hosted the second ‘What’s Next?’ event for 500 employees, outlining our vision and strategy for growth. The event was the beginning of a Sky-wide cascade of information and materials about Sky’s goals and our focus on customers.
In May 2006, we again asked all our employees to share their opinions in a Group-wide People Survey, the results of which will be used to develop plans and initiatives going forward.
We encourage our employees to get involved in the community through the ‘Make a Difference’ programme. This includes:

•	Sky Volunteers — an opportunity for employees to develop new skills and be paid for up to 16 hours working for a cause they believe in;

•	Sky Givers — where employees make a regular donation to charity via payroll, and Sky matches the donation; and

•	Sky Fundraisers — where employees undertaking a fundraising activity are given match-funding for their chosen charity.
Reward
The Group offers an attractive and competitive reward and benefits package. This includes the BSkyB Pension Plan, life cover and disability benefits, the Sharesave scheme, a healthcare plan and complimentary Sky+ for all employees. Awards under the Management Long Term Incentive Plan share scheme are made to selected employees. The Sky Choices programme allows employees to make significant tax and National Insurance savings in areas such as childcare payments and a bicycle for travel to work. The Sky Benefits Extra programme offers negotiated discounts on a variety of products and services for Sky employees.
Recognition
In September 2005, Sky launched its first annual recognition awards ‘Team Sky’ that enabled all employees to nominate and acknowledge their colleagues for demonstrating the Sky values of being tuned in, inviting, irrepressible and fun. This encouraged people to learn more about Sky’s values and demonstrate behaviour which reflected them.
Training and development
Our training and development portfolio includes an introduction programme, including a health and safety e-learning module; workplace training; a management essentials programme for all managers; and coaching, leadership, broadcasting and professional skills development. We also had a major roll out of HD training in 2006 with over 1,200 employees trained in this area.
We offer Sky News and Finance traineeship schemes, and support our employees in working towards external qualifications — including modern apprenticeships and SVQ qualifications.
Externally, the Group is represented at board level on Skillset and within the TV Sector Skills Committee, which develops training strategy and development opportunities across the industry, has worked with the Broadcasting Standards Training Regulator to create an appropriate evaluation grid for the industry for training identified in the TV Skills strategy, and has served on the Diploma Development Partnership to help shape the design of the Creative and Media Diploma for 14-19 year olds. Additionally, Sky has developed partnerships with media-based academic and training bodies, schools and colleges to provide guidance and support.
We have started an International Work Experience Development Programme where high performing individuals are able to gain experiences in other organisations globally for 1-2 weeks and return with information and skills to share with colleagues.

At Sky, employees also have the opportunity through ‘Sky Talent’ to develop careers in television presenting or programme writing. In 2006, Sky’s employees were again offered the opportunity to broaden their potential and win either of these categories. Sky presenters, producers and programme commissioning specialists make up the judging panel, and winners will be offered TV presenting courses, slots on Sky programmes or the development of their programme idea with an independent production company.
Occupational Health
We continue to foster a culture of safety and wellbeing amongst all employees. We have strengthened support services and health and wellbeing initiatives and include safety responsibilities in job descriptions.
Sky’s Occupational Health team has worked collaboratively with the Sky Forum to ensure matters of health, safety and wellbeing are addressed. We have revitalised interest in a range of wellbeing subjects using an ‘Employee Health and Wellbeing’ guide which was distributed to all employees, along with the launch of a new wellbeing intranet site for all Sky employees to access health-related information easily.
The Group has also launched a new 24/7 employee assistance programme, as well as a comprehensive external confidential website that provides access to health information and fact sheets on a wide range of topics. We also provide free counselling and continue to provide stress risk and workstation assessments. We have people working a range of shifts, whom we proactively support by increasing employees’ and managers’ knowledge about the different demands that working shifts brings.
We began a programme to offer each engineer the option of a personalised health assessment with a feedback profile to help target problem areas.
Communication
We are continually seeking ways of engaging with our employees, which ensures we focus on the issues that matter to the business and our people. The key focus of our communication is to share the business vision and goals in a way which involves our people. The recent ‘What’s Next?’ event gave 500 leaders, communicators and key contributors the opportunity to meet over 200 Sky customers directly and hear what really matters to them. This was the beginning of a cascade on Sky’s vision and goals to all our people.
Along with the Sky Forum, which enables two-way communication between management and people at all levels from across Sky, we communicate through a variety of channels to reach our diverse locations and job roles, including the Group’s employee magazines ‘Vision’ and ‘Digitalk’ (for Sky engineers); our re-launched intranet; global e-mails; leadership forums; and department road shows.
RISK FACTORS
This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in “Financial Review — Introduction — Overview and Recent Developments”. These risks could materially adversely affect any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.
Our business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect our ability to operate or compete effectively.
We are subject to regulation primarily under UK and European Union legislation. The regimes which affect our business include broadcasting, telecommunications, competition (anti-trust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and the results of our operations.
The European Commission’s investigation into the joint sale of broadcasting rights to FAPL football matches concluded with the European Commission’s adoption, in March 2006, of a decision rendering certain commitments offered by the FAPL to the European Commission legally binding. The commitments are to remain in force until June 2013 and relate to the auction of media rights by the FAPL for the 2007/08 to 2009/10 seasons and its subsequent auction of rights. The commitments provide, among other things, for the FAPL to sell live TV rights in six balanced packages, with no one bidder being allowed to buy all six packages, and for packages to be sold to the highest standalone bidder. The Group has been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.
The Commission’s decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. The decision does not address competition issues which may arise from contracts for rights in relation to FAPL matches from the 2007/08 seasons onwards; any such issues could be assessed separately under the competition rules at either European or national level. We are not yet able to assess whether, or the extent to which, these developments will have a material effect on the Group.
We cannot assure you that we will succeed in obtaining all requisite approvals and licences in the future for our operations without the imposition of restrictions which may have an adverse consequence to us, nor that compliance issues will not be raised in respect of our operations conducted prior to the date of this filing.
We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.
We face competition from a broad range of companies engaged in communications and entertainment services, including cable television providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. Our competitors increasingly include communication and entertainment providers who are offering services beyond those with which they are traditionally associated, either through engaging in new areas or due to the trend towards convergence of the means of delivery of different communication and entertainment services. Our competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. Were such mandate to be changed, this could lead to an increase in the strength of competition from these organisations. Although we have continued to develop our services through technological innovation and in licensing, acquiring and producing a broad range of content, we cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services may be subject to rapid technological change. Our competitor’s positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.
Viewers with a Sky+ digibox (or any other personal video recorder) or viewers of on-demand programming may choose not to view advertising including that on Sky Channels and Sky Distributed Channels. We therefore cannot assure you that our advertising revenues will not be negatively impacted by this behaviour. We also cannot assure you that advertising revenues for Sky Channels currently offered on other platforms will not be negatively impacted in the future by the offering of similar devices by other operators.
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

The future demand and speed of take up of our DTH service, and our proposed broadband and telephony services will depend upon our ability to offer them to our customers at competitive prices, competitive pressures from competing services (which include both paid-for and free-to-air offerings), and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of our services will also depend upon our ability to package our content attractively. In addition, we operate in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on our ability to continue to attract and retain subscribers, is uncertain. We therefore cannot assure you that the current or future marketing and other activities we undertake will succeed in generating sufficient demand to achieve our operating targets.
On 3 March 2006, it was announced that ntl and Telewest had completed a merger. On 4 July 2006, it was announced that the acquisition of Virgin Mobile by ntl:Telewest had completed. ntl:Telewest has also entered into an exclusive licence agreement with Virgin Enterprises Limited for the use of the Virgin brand for ntl:Telewest’s consumer business. At this stage, we are not yet able to assess whether the merger of ntl and Telewest, the acquisition by ntl:Telewest of Virgin Mobile, or the rebranding of the ntl:Telewest consumer business under the Virgin brand, will have a material effect on our business.
We cannot guarantee that the anticipated implementation and operation of our broadband services and network will be fully achieved, including within the proposed timescale or budget.
Following our acquisition of Easynet in January 2006 for £223 million, in July 2006, we announced the launch of our broadband service, to include capital expenditure investment in our broadband network and services of approximately £250 million in the first two years. It is intended that our broadband network, which currently covers 28% of UK households, will be expanded to cover approximately 70% of all UK households by the end of calendar 2007. In common with other projects of this scale, there is a risk that the implementation and future operation of our broadband services, and operation and expansion of our broadband network, may not be carried out as currently envisaged, including within the proposed timescale or budget.
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
We are dependent on complex technologies in other parts of our business, including our CRM systems, broadcast and conditional access systems, advertising sales, supply chain management systems and our telecoms network infrastructure, including WAN, LLU, CISCO core IP network, Marconi/ Alcatel optical network and complex application servers.
In terms of the delivery of our broadcast services, we are reliant on a third party telecommunications infrastructure to distribute the content between Osterley and our primary and secondary uplink sites at Chilworth and Fair Oak.
In addition, our network and other operational systems are subject to several risks that are outside our control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.
Any failure of our technologies, network or other operational systems or hardware or software that results in significant interruptions to our operations could have a material adverse effect on our business.
There is a large existing population of digital satellite reception equipment used to receive our services, including digiboxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the smart cards and the software in the digiboxes, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of digiboxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on our business.
The deployed digiboxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. We have, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these digiboxes in order to accommodate additional and increasingly complex services. If this course of action was not available to us, we may be limited in our ability to upgrade the services available via our digiboxes, such as interactive services and the EPG.
Failure of key suppliers could affect our ability to operate our business.
We are reliant on a consistent and effective supply chain to meet our business plan commitments and to continue to maintain our network. A failure to meet our requirements or delays in products from suppliers, discontinuance of products or services, or deteriorating support quality, may impact on our ability to deliver our products and services. No assurance can be made that a broad economic failure or decline in quality of equipment suppliers in our industry will not occur. Any such occurrence could have a material adverse effect on our business.
We use a series of BT Openreach products within our LLU plans. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to our network (BES) and finally individual copper lines that go between the central office equipment and the end user’s house (SMPF/ MPF lines). We purchase these from BT Openreach under terms and conditions outlined within the Ofcom Telecoms Strategic Review (“OTSR”) settlement between Ofcom and BT. The OTSR settlement stipulates that we buy these products on a fully equivalent basis when compared to other operators who supply broadband, telephony and network products and services. Ofcom has set up an “Equivalence of Access Board” whose role is to monitor and ensure that all Equivalence of Input requirements under the OTSR Settlement are being enacted. Despite the requirements of the OTSR Settlement, failure by BT Openreach to provide its products to us on a fully equivalent basis could have a material adverse effect on our business.
We are reliant on encryption and other technologies to restrict unauthorised access to our services.
Direct access to our services via DTH is restricted through a combination of physical and logical access controls, including smart cards which we provide to our individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. We continue to work with our technology suppliers to ensure that our encryption and other protection technology is as resilient to hacking as possible, however, there can be no assurance that it will not be compromised in the future. We are reliant also upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which we make available.
Our network and other operational systems rely on the operation and efficiency of our computer systems. Although our systems are protected by firewalls, there is a risk that our business could be disrupted by hackers or viruses gaining access to our systems. Any such disruption, and any resulting liability to our customers, could have a material adverse effect on our business.
We undertake significant capital expenditure projects, including technology and property projects.
In July 2006, we announced expected capital expenditure of approximately £250 million in the first two years in relation to our broadband network and services. In August 2004, we announced an incremental capital expenditure programme of approximately £450 million, which was to be incurred over four years in support of our growth strategy. This expenditure is in addition to core capital expenditure, which is expected to be approximately £100 million per annum. As is common with capital expenditure projects of this scale, there is a risk that they may not be completed as envisaged, either within the proposed timescale or budget, or that the anticipated business benefits of the projects may not be fully achieved.

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
Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, have comprised principally ntl and Telewest. On 3 March 2006, it was announced that ntl and Telewest had completed a merger. On 4 July 2006, it was announced that the acquisition of Virgin Mobile by ntl:Telewest had completed. Economic or market factors, or regulatory intervention, or a change in strategy by ntl:Telewest as it relates to the distribution of our channels, may adversely influence the wholesale revenue we receive from ntl:Telewest, which may negatively affect our business.
We are subject to a number of medium and long-term obligations.
We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, our transponder agreements) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.
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

Spectrum
Under the Communications Act Ofcom is introducing a new system for the management of spectrum. This is intended to enhance the efficiency of spectrum use through liberalisation of use and trading in spectrum, whilst protecting the quality of spectrum. This new regime may include a voluntary system of Recognised Spectrum Access (“RSA”) which would afford some protection from interference for satellite downlinks and would include a charging mechanism for the use of relevant spectrum. Ofcom has announced that it intends to consult the public on the application of RSA to satellite downlinks, for which no date is currently set.

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
The Government has confirmed (in the white paper entitled “A public service for all: the BBC in the digital age” published in March 2006) that a review of whether there is a case for providing funding to recipients beyond the BBC (such as Ofcom’s proposed PSP) will take place towards the end of the process of digital switchover with the option of conducting an earlier review before 2010 (see “Competition — Digital Switchover” section above).

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
We and our broadcasting joint ventures each currently hold a TLCS licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits a channel to be broadcast on cable, DSL or satellite but does not confer on a TLCS licensee the right to use any specified satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met. We have also been issued a DPS licence, which is required for the distribution of our channels via DTT, and a DAS licence for the distribution of other services (including Sky Text) on DTT.

Ofcom Powers
In common with all television licences issued by Ofcom, our licences impose on us an obligation to comply with the Codes and Directions issued by Ofcom from time to time. The Codes include requirements as to impartiality and accuracy of news programming, requirements as to harm and offence and the portrayal of sex and violence, and restrictions on the quantity and distribution of advertisements. Ofcom’s Broadcasting Code came into force in July 2005 replacing the six Codes it inherited from the ITC and other legacy regulators (the Broadcasting Standards Commission (“BSC”) Code on Fairness and Privacy, the BSC Code on Standards, the ITC Programme Code, the ITC Code of Programme Sponsorship, the Radio Authority (“RA”) News and Current Affairs Code and Programme Code, and the sponsorship rules contained in the RA Advertising and Sponsorship Code). Ofcom has residual powers in relation to the regulation of the content of broadcast advertising. It has devolved this responsibility to the Advertising Standards Authority, a self regulatory body. In May 2006, Ofcom published a new Cross Promotion Code, replacing the previous ITC Code. The rules contained in the new Ofcom Code are designed to ensure cross-promotions on television are distinct from advertising (which is subject to rules on maximum per hour minutage) and to inform viewers of services likely to be of interest to them as viewers. The new Code allows broadcasters only to promote “broadcasting-related services” in promotional airtime subject to the requirement that the promotion is provided for no consideration. The new Code provides non-binding guidance that no consideration will be presumed to have passed where the promoting channel has a shareholding of 30% or more in the promoted channel (or vice versa). The new Code also contains additional rules, applicable only to ITV1, Channel 4 and five, requiring all references to digital retail television services or digital television broadcasting platforms to be on an equal and impartial basis. The new Code came into effect on 10 July 2006.

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

Media Ownership
The UK’s rules in respect of media ownership, which are contained in the Broadcasting Acts and the Communications Act, currently preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in any Channel 3 licence (which covers the 15 regional ITV1 licences and GMTV). Certain restrictions also apply to the ownership of local radio businesses by persons that own local newspapers in the same area (or to persons who are connected to such persons). There are also certain restrictions on the ownership of multiple radio multiplex licences. The Communications Act has also introduced a “plurality” test for media mergers (see “Competition (Anti-trust) Law — UK Competition Law Regime — Enterprise Act 2002 — Mergers” below). In April 2006 Ofcom published guidance on “the definition of control of media companies”. This guidance sets out the matters which Ofcom will take into consideration when assessing “control” in this context, and the procedure it will follow when investigating whether “control” exists.

Digital Terrestrial Television
The Broadcasting Act 1996 established a framework for DTT broadcasting in the UK. Certain “multiplex” frequencies are currently used to transmit public service and other channels. In August 2002, the ITC confirmed its conditional decision to award three multiplex licences to the BBC and National Grid Wireless Limited (formerly Crown Castle UK Limited) for an initial twelve year term. As part of an agreement with National Grid Wireless Limited, we have agreed to supply versions of three channels, namely Sky News, Sky Sports News and Sky Three (as well as Sky Text), unencrypted free-to-air via the DTT platform marketed under the brand “Freeview” (see “History and Development of the Group and Business Overview — Distribution — DTT Distribution” above). When these multiplex licences were awarded in 2002, Ofcom included a requirement in three of the six multiplex licences that all of the services they carry “shall be provided on a free to air basis save with the prior consent of Ofcom”. This “free to air only” restriction was contained in the licences for multiplex B (operated by BBC Free to View Ltd) and multiplexes C and D (both operated by National Grid Wireless Limited). Sky’s services are currently carried on multiplex C. Following consultation earlier this year, in April 2006 Ofcom published a statement concluding that the “free to air only” restriction is no longer necessary and so can be removed from the relevant licences, in response to a request from the relevant multiplex licence holder.

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
A list of designated events in Ireland has also been defined, under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Ireland. In early 2006, the Irish Government conducted a review of its list of designated events; in April 2006, it announced that, following consultation undertaken as part of this review, it did not propose to make any changes to its list.

Television Access Services
The Communications Act prescribes certain annual targets for television access services (subtitling, audio description and signing) broadcasters’ licensed channels must meet. Ofcom has set out its guidance on broadcasters’ compliance with these requirements in its Code on Television Access Services which applies to all licensed channels. Under this Code, Ofcom requires broadcasters to provide quarterly returns to Ofcom reporting on their licensed channels’ compliance over the previous quarter; Ofcom then publishes quarterly reports on broadcasters’ compliance. In 2005, all of Sky’s channels met their relevant access services targets. In the first quarter of 2006, all of Sky’s channels exceeded their relevant targets, except Sky Box Office for audio description, in relation to which we explained to Ofcom that, as the targets are designed to be measured against transmission time on linear services, the targets do not truly reflect the commitment made to access services on programming broadcast on pay-per-view services, and that around 25% of titles on Sky Box Office had actually been audio described. Ofcom has not advised us that, in relation to the Sky Box Office service, any remedial measures are necessary.
In June 2006, Ofcom consulted on a review of its Code on Television Access Services: it did not propose any significant changes to the provision and reporting of subtitling and audio description but, in relation to signing (and in light of evidence it had received that signing on television is not meeting the needs of sign language users), Ofcom has proposed consulting further on possible alternative options to the present signing targets set per channel. Sky indicated its support for such a further review in its response to this consultation. Ofcom has not yet published the outcome of the present consultation. At this stage, the Group is unable to ascertain the outcome of this consultation process.

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
Broadband and Telephony
As a Communications Provider under the Communications Act, the Group is regulated in relation to the supply of broadband internet access services and public telephony services. All Communications Providers are subject to a set of basic conditions (the “General Conditions of Entitlement”): in relation to the provision of electronic communications services (which includes the provision of broadband internet access services and public telephony services), these conditions include the following:

•	a requirement to ensure that any end-user can access the emergency services

•	a requirement to support number portability for customers wishing to switch to or from another network provider

•	a requirement that customers are offered contracts that satisfy certain minimum standards

•	a requirement to ensure that any end-user can access directory enquiry and operator assistance services

•	a requirement to publish up-to-date price and tariff information

•	a requirement to provide accurate billing, itemized on request from each customer

•	a requirement to publish codes of practice concerning the services provided and the handling of customer complaints and resolving disputes.
As a network operator, Easynet is also subject to requirements to negotiate network interconnection, to comply with relevant compulsory standards and to take all reasonable steps to maintain (to the greatest extent possible) the proper and effective functioning of its public telephone network.

The Group has published a Code of Practice dealing with Sky Talk products, services and customer care procedures, and a Code of Practice concerning the sales and marketing practices for the Sky Talk telephony service. The Group will also publish a Code of Practice dealing with customer complaints procedures for the provision of Sky Broadband and has also signed up to the industry-led Broadband Service Provider Migration Code of Practice which establishes a process for the switching of broadband customers between ISPs. The Sky Talk and Sky Broadband services are registered with the telecommunications ombudsman service Otelo.
Ofcom can also impose various specific conditions on Communications Providers under the Act, for example where a provider has been determined as having significant market power (which equates with the competition law concept of dominance). The only such specific conditions to which we are currently subject relate to call termination services (to ensure that calls originated on one fixed network can be terminated on all other fixed networks): we are required under a specific condition to provide fixed geographic call termination services on Easynet’s network on fair, reasonable and non-discriminatory terms. The same condition is applied to all operators of fixed public electronic communications networks in the UK.
Any breach of these conditions could result in Ofcom issuing a direction against us to rectify the breach, and/or lead to the imposition of a fine or, ultimately, to the suspension of the Group’s right to provide such electronic communications services.
The Group is a member of the Internet Watch Foundation which provides a UK hotline for users to report potentially illegal content, specifically child abuse images hosted anywhere in the world or content hosted in the UK which is either criminally obscene or could incite racial hatred.
The European Commission has proposed, as part of its current consultation, to extend certain terms of the Television Without Frontier Directive to “non-linear” services (see European Union — The Television Without Frontiers Directive below), which could result in the Group being required to meet certain standards in relation to the provision of “non-linear” content relating to the protection of minors and human dignity.
Betting and Gaming
We carry out our betting and gaming activities through two Group companies, Hestview Limited (“Hestview”) and Bonne Terre Limited (“Bonne Terre”). Hestview carries out its betting activities under a UK bookmaker’s permit issued in accordance with the Betting, Gaming and Lotteries Act 1963 and is regulated by the (UK) Gambling Commission. When the new Gambling Act 2005 is brought into force (expected to take place in calendar 2007) Hestview will be required to operate under the new act.
Bonne Terre, a company registered in Alderney, carries out its gambling activities under a licence granted by the Alderney Gambling Control Commission under the terms of The Gambling (Interactive Gaming) (Alderney) Ordinance 2001 and is regulated by that body.
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
The European Commission is currently consulting on the provisions of the TWF Directive and put forward proposed legislation to amend the TWF Directive in December 2005. A principal issue is whether to extend the scope of the TWF Directive, which currently only applies to broadcasting, to include all audiovisual content delivered by electronic means (but excluding private communications). This could mean that “non-linear” services (such as services delivered using the internet) would be required to meet certain minimum standards including in relation to the protection of minors and human dignity, and certain (limited) restrictions in relation to advertising (notably concerning alcohol advertising and advertising to minors and prohibiting “surreptitious” advertising). Other issues for consultation include stricter monitoring and enforcement of the certain programme and independent production quotas; new provisions in relation to cross-border access to rights to short programme extracts for use in informational programmes (such as news programmes); and increasing the (minimum) period between advertising breaks for children’s, religious and news programmes from 20 minutes to 35 minutes. The proposals also contemplate the acceptance of product placement (as long as it is clearly signalled). If the Commission’s proposals are adopted, amendments to the TWF Directive are unlikely to come into effect for several years. At this stage, the Group is unable to ascertain the outcome of this consultation process.

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
Ofcom’s guidance requires television broadcasters, who consider that it would not be practicable to meet one or more of the quota requirements, to explain why to Ofcom, which will advise whether any remedial measures are necessary. If Ofcom does not accept that it is not practicable for a broadcaster to meet the relevant quota requirements, possible consequences may include Ofcom issuing a direction under the Broadcasting Act licence requiring compliance with the licence condition and a fine for contravention of the licence condition. Ofcom also has the ultimate power to revoke a broadcaster’s Broadcasting Act licence where it is found to be in breach of its licence (if no other remedies are considered appropriate). Ofcom has not yet provided an indication of its approach to enforcement of the licence conditions which is not addressed in the guidance.
A number of our channels currently meet the relevant quota requirements for both European works and European independent productions. Some of our channels only meet one of the relevant quotas and some do not meet either quota. For those channels that do not currently reserve the relevant proportion of relevant transmission time to European works or to European independent productions, it may not be practicable to do so, in which case those channels would still comply with the condition in their Broadcasting Act licences. Ofcom has not advised that any remedial measures are necessary in respect of these channels, nor has it advised that it does not accept that it is not practicable for any of these channels to meet the relevant quota requirements.

Electronic Communications Directives
The EC Electronic Communications Directives, which include the Access Directive, Authorisation Directive, Framework Directive and Universal Services Directive, (together the “EC Directives”) provide a framework for the regulation of electronic communications networks and services and associated facilities within the European Union. The EC Directives, notably the Framework and Access Directives, apply to us in relation to the regulation of conditional access services, access control services, EPGs and standards for the transmission of television signals. Their provisions were implemented in the UK by the Communications Act in July 2003 and which conferred the regulatory function in the UK on Ofcom. In December 2005, the European Commission commenced a periodical review of the functioning of the EC Directives which will remain ongoing in the course of 2006. At this stage, the Group is unable to ascertain the outcome of this consultation process.

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
In May 2002, Oftel published its guidelines entitled “The pricing of conditional access services and related issues” and in October 2002 published revised guidelines on the pricing of conditional access services. These guidelines set out Oftel’s policy towards the regulation of the supply of conditional access (and access control) sources (including the structure of tariffs charged for such services). Ofcom continued to apply these guidelines after it replaced Oftel. In May 2005, Ofcom started a review of these guidelines which led to the publication of its two consultation documents on the “Provision of Technical Platform Services”. We are actively participating in this review which remains ongoing. At this stage, we are unable to determine whether the review will have a material effect on the Group.

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
Ofcom has indicated in its present review of the Provision of Technical Platform Services that the general principles of cost recovery set out in its proposed guidelines would, once in force, also apply to the provision of access services.
Regulation of Electronic Programme Guides
In addition to being required to hold a TLCS licence in relation to the broadcasting of our EPG, the provision of EPG services is also regulated. We are required to provide these services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. These requirements have been applied under a continuation notice issued by Oftel in July 2003. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act, the deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies. The Communications Act does not, however, envisage that the manner of regulation of EPGs will change.
Ofcom’s proposed guidelines being consulted on as part of its present review of the Provision of Technical Platform Services would, once in force, also extend to the provision of EPG services.

We are also required to offer listings on our EPG in accordance with Ofcom’s Statement on Code on Electronic Programme Guides (July 2004) (“EPG Code”), which applies to all providers of EPGs licensed under the Broadcasting Acts. This requires us to give public service channels (which currently comprise all BBC television channels, ITV1, Channel 4, five, and S4C Digital and the digital public teletext service) such degree of prominence as Ofcom considers appropriate. Ofcom’s EPG Code provides guidance as to its interpretation of this requirement. We are also obliged by Ofcom’s EPG Code, inter alia, to provide EPG services on fair, reasonable and non-discriminatory terms; not to give undue prominence to connected channels; to maintain and publish an objective policy for allocating listings; and not to require exclusivity on an EPG for any service.
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
Interoperability
Under the terms of the Framework Directive, the European Commission published its review of progress towards facilitating access for content providers to multiple platforms in July 2004. The European Commission found that there was no case for mandating the use of technical standards for the delivery of interactive services at present, but that Member States should continue to promote open and interoperable standards for interactive digital television. The European Commission issued a communication in February 2006 in which it concluded that there remained no case for mandating any technical standard, stating that mandation would not contribute significantly to the growth of interactive digital television in Europe and, in fact, could have significant negative effects.
Ireland
We are currently not regulated by the Irish national communications regulatory authority, ComReg, as the services offered by us fall under the jurisdiction of Ofcom in the UK. All of the EC Directives were also implemented in Ireland on 25 July 2003. During the consultations concerning the implementation of the EC Directives in Ireland, ComReg indicated that it would be seeking to regulate our Irish operations. However, in June 2003, ComReg clarified that it would not, for the time being, seek to regulate the provision of access to broadcasting networks or the delivery of content services to end users in Ireland under the EC Directives.
Environmental
We are subject to environmental regulations that require our compliance. Failure to meet the requirements of such regulations may lead to fines being incurred or damage to our brand image.
Recent regulations based on European Union Directives, notably the Waste Electrical and Electronic Equipment Directive (“WEEE Directive”) and the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment Directive (“RoHS Directive”) necessitate the removal of stipulated hazardous substances from products placed on the market after mid 2005 within set timeframes and the recovery and recycling of electrical products to specified levels. Both Directives apply to our purchase and supply of digiboxes and related equipment and require registrations to be completed by us, our suppliers and retailers.
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
Enterprise Act 2002
Mergers
The merger provisions of the Enterprise Act 2002 (“Enterprise Act”) provide that the OFT has a duty to refer relevant merger situations (i.e. transactions which involve a change in control between previously distinct enterprises) to the Competition Commission (“CC”) where it has a reasonable belief that they will result in a substantial lessening of competition (and it has not been possible to agree a remedy).
The CC would then decide whether the relevant merger situation would substantially lessen competition and, if so, decide appropriate remedies. A relevant merger situation qualifies for investigation where it satisfies either a “share of supply” or turnover test contained in the Enterprises Act.
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
Market Investigations
The market investigation provisions of the Enterprise Act provide that the OFT may make a market investigation reference to the CC where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or a part of the UK. Ofcom has market investigation powers, concurrent with the OFT, in relation to the communications sector. Instead of making a reference to the CC, the OFT or Ofcom may accept remedial undertakings from the companies concerned.
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
Effect on our Affairs
Our operations are subject to both the Enterprise Act and the Competition Act. To date, there have been no market investigation references made to the CC which concern any sector in which the Group is active. The Secretary of State has yet to invoke the media plurality intervention powers in relation to a media merger.
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
Ofcom has not made any rulings using either its concurrent Competition Act powers or powers to ensure fair and effective competition under the Communications Act that have had a material adverse effect on our business during fiscal 2006.
Irish Competition Law Regime
Our operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of dominant positions, and mergers.
European Union Competition Law Regime
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
Infringement under the UK or European Union Competition Law Regimes
Infringement of the Chapter I or Chapter II prohibitions, or Article 81 or Article 82, may result in significant consequences including fines, voidness or unenforceability of all or part of infringing agreements, prohibition of infringing conduct, potential liability to affected third parties (notably for damages), and/or the potential for involved directors to be disqualified. In the case of the cartel offence (which was introduced to the UK competition law regime by the Enterprise Act) individuals found guilty of that offence could be imprisoned for up to 5 years and/or fined.
Effect On Our Affairs
Regulatory update
European Commission Investigation — Football Association Premier League Limited (“FAPL”)
The European Commission’s investigation into the FAPL’s joint selling of exclusive broadcast rights to football matches concluded with the European Commission’s adoption, in March 2006, of a decision making commitments offered by the FAPL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the FAPL’s auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auction of rights. Among other things, the commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. They provide for live TV rights to be sold in six balanced packages, with no one bidder being allowed to buy all six packages and packages being sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights to broadcast via mobile phones.
The Group has been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.
The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission’s decision does not address competition issues which may arise from contracts for rights in relation to FAPL matches from the 2007/08 season onwards: any such issues could be assessed separately under the competition rules at either European or national level.
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
Ofcom review of conditional access guidelines
In May 2005, Ofcom initiated a review of its guidelines entitled “The pricing of conditional access services and related issues”. These guidelines, which were originally adopted by Oftel in May 2002, set out Ofcom’s policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).
In November 2005, Ofcom published a consultation document as part of this review entitled “Provision of Technical Platform Services — a consultation on proposed guidance as to how Ofcom may interpret the meaning of “fair, reasonable and non-discriminatory” and other regulatory conditions when assessing charges and terms offered by regulated providers of Technical Platform Services”. The services to which this review extends include conditional access services, EPG services and access control services. The Group submitted a response to this consultation.
In April 2006, Ofcom issued a further document containing draft revised guidelines and an explanatory statement concerning the provision of Technical Platform Services (encompassing all of conditional access services, EPG services and access control services). This document was subject to consultation, the deadline for which was 16 June 2006. The Group submitted a response to this further consultation. Ofcom has indicated that it intends to publish final guidelines during the summer of 2006. The Group continues to participate actively in this review and at this stage is unable to determine whether the review will have a material effect on the Group.
Material contracts
We have entered into the following contract outside the ordinary course of business during the two years immediately preceding the date of this Annual Report.
Revolving Credit Facility (“RCF”)
In November 2004, the Group entered into a £1 billion RCF to refinance our existing facilities and for general corporate purposes.
Bond issue
In October 2005, the Group entered into an indenture in respect of the issue by the Group of $750 million 5.625% unsecured notes due 2015, $350 million 6.500% unsecured notes due 2035 and £400 million 5.750% unsecured notes due 2017.
These agreements have been included as an exhibit as part of this Annual Report and are also described in note 21 of the consolidated financial statements.

FINANCIAL REVIEW
INTRODUCTION
The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, included within this Annual Report. The financial statements have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. Note 32 to our consolidated financial statements provides a description of the significant differences between IFRS and US GAAP as they relate to our business, and provides a reconciliation from IFRS to US GAAP. The consolidated financial statements included within this Annual Report are our first full financial statements prepared in accordance with IFRS.
Overview and recent developments
During the year ended 30 June 2006 (“the current year”) total revenues increased by 8% compared to the year ended 30 June 2005 (“the prior year”) to £4,148 million. Operating profit for the current year was £877 million, resulting in an operating profit margin of 21%, consistent with the prior year. Profit after tax for the year was £551 million, generating basic earnings per share of 30.2 pence, in line with the prior year.
At 30 June 2006, the total number of DTH digital satellite subscribers in the UK and Ireland was 8,176,000, representing a net increase of 389,000 subscribers in the current year.
At 30 June 2006, the total number of Sky+ households was 1,553,000, 19% penetration of total subscribers. The significant growth in Sky+ households — 665,000 in the current year — demonstrates the value that customers place on easy to use technology which enables them to better manage their time and control their viewing. The number of Multiroom households also continued to grow strongly, increasing by 402,000 in the current year to 1,047,000, 13% penetration of total DTH subscribers.
Sky launched high definition TV services on 22 May 2006 and there were 38,000 Sky HD subscribers at 30 June 2006. The total number of bookings to date is around 90,000 and, after some initial delays, the Group currently expects to install all of these orders by September 2006. Sky Sports HD has covered more than 50 days of live cricket including three England Test matches, five England One-Day Internationals and 24 domestic matches.
DTH churn for the current year was 11.1% (2005: 10.3%). We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription).
In May 2006, the Group successfully bid for four of the six available packages (each of 23 games) of exclusive live UK audio visual rights to FAPL football, and four of the seven packages of live audio visual rights for broadcast in Ireland, from the beginning of the 2007/08 season to the end of the 2009/10 season. In addition, the Group has been awarded “near live long form” rights to 242 games per season of FAPL football in both the UK and Ireland (in the case of the UK, in a joint bid with BT) from the beginning of the 2007/08 season to the end of the 2009/10 season. In July 2006, the Group was also awarded mobile clips rights to FAPL football for the 2007/08 to 2009/10 seasons in both the UK and Ireland. The bid for mobile clips rights in the UK was made in partnership with News Group Newspapers.
The Group also concluded a number of other content agreements as part of its commitment to invest in programming. On 27 February 2006, Sky and Disney announced a wide ranging series of agreements covering children’s entertainment, sports and movies. Under the agreements, Sky Movies customers will also be able to enjoy these movies via the Sky by Broadband service and Sky HD. The Group also secured live coverage of UEFA Champions League football until the 2008/09 season on 13 September 2005, and both National Geographic and Discovery launched HD channels during the year which form part of the Sky HD offering. The launch of ‘The Crime and Investigation Network’ channel, coverage of the America’s Cup and A1 Grand Prix racing also demonstrate the Group’s commitment to widen the range and depth of programming within its wholly owned channels and with channel partners.
On 31 March 2006, Sky completed the implementation of its new customer management systems. These new systems will support the projected growth in Sky’s subscriber base and a greater number of products, as Sky continues to launch new entertainment and communications services. These systems also integrate key parts of the customer service chain, such as the contact centres and field engineers, which will enable the Group to offer a more tailored, flexible and immediate response when dealing with customer requests.
Corporate
Having served on the Board of Directors for over 14 years, Lord St John of Fawsley has decided not to seek re-election at this year’s AGM and will retire from the Board on 3 November 2006. The Group would like to thank Lord St John for his contribution to the Board over many years. He will, however, still be connected with Sky in his new role of Chairman of the Artsworld Channel, building on his extensive experience as a patron of the arts.
On 20 October 2005, the Group made a recommended cash offer for the entire share capital of Easynet Group plc. The offer became unconditional in all respects on 6 January 2006. Easynet was de-listed from the London Stock Exchange in February 2006 and the acquisition of Easynet was completed on 10 March 2006. On 14 October 2005, the Group announced a private placement with institutional investors which raised net proceeds of approximately £1,014 million from the issuance of Guaranteed Notes by its wholly owned subsidiary, BSkyB Finance UK plc.
The Board of Directors are proposing a final dividend of 6.7 pence per ordinary share, resulting in a total dividend for the year of 12.2 pence and consistent with the Board’s statement in February 2006 that it intended to reduce target dividend cover from approximately 3.0 times to approximately 2.5 times underlying earnings.
In light of the continued cash generative nature of the Group, it remains the Board’s aim to maintain a progressive dividend policy throughout the investment phase of the recently announced broadband strategy. It is therefore the Board’s current intention to reflect the underlying growth in earnings when setting future dividends, resulting in continued real growth in dividend per share.
The ex-dividend date will be 25 October 2006 and, subject to shareholder approval at the Company’s Annual General Meeting, the dividend will be paid on 17 November 2006 to shareholders of record on 27 October 2006.
During the year the Group repurchased for cancellation 76.4 million shares for a total consideration of £408 million, including stamp duty and commissions. This comprised 22.7 million shares which completed the authority granted on 12 November 2004 and 53.7 million under the current authority granted on 4 November 2005.
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
Our advertising revenues are mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions. Advertising revenues also include commissions earned by us from the sale of advertising on those third-party channels for which we act as sales agent.
Our Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.

Our Sky Active revenues include income from online advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform.
Other revenues principally include income from installations, digibox sale revenues (including the sale of Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, Easynet wholesale revenues, customer management service fees, conditional access fees and access control fees.
Operating expenses
Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management and administration costs.
Programming represents our largest single component of costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers. The methods used to amortise programming stock are described in note 1 of the consolidated financial statements.
Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the year, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see note 22 to the consolidated financial statements). Offering multiplexed versions of our movie channels on the DTH platform and on digital cable incurs no additional variable rights fees.
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
Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual cost of the satellite transponder capacity which we use. The most significant components of transmission and related functions costs are transponder capacity costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities. Transmission and related functions costs also include the cost of operating the existing Easynet network.
Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to growth and maintenance of the subscriber base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential subscribers); and (iii) the cost of providing free or subsidised digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer.
Subscriber management costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing subscribers, including subscriber handling and subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ and Multiroom digiboxes, including smart card costs. Customer management costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipment and the installation cost to us in excess of the amount actually received from the customer for such equipment and installation, as these costs are included within marketing costs.

Administration costs include channel management, facilities and other operational overhead and central costs, and the cost of awards granted under our employee share option schemes.
For certain trend information related to our operating expenses, see the “Trends and other information” section below.
FINANCIAL AND OPERATING REVIEW
Revenues
The Group’s revenues can be analysed as follows:

	Revenues

	2006		2005
For the year to 30 June	£m	%	£m	%

DTH subscribers	3,154	76	2,968	77
Cable subscribers	224	6	219	6
Advertising	342	8	329	9
Sky Bet	37	1	32	1
Sky Active	91	2	92	2
Other	300	7	202	5
	4,148	100	3,842	100

DTH subscriber revenues
The increase of 6% in DTH subscriber revenues in the year was driven by a 5% increase in the average number of DTH subscribers and an increase in average DTH revenue per subscriber to £375 in the year from £374 in the prior year.
The total number of UK and Ireland DTH subscribers increased by 389,000 in the year to 8,176,000. This was a result of an increase in gross subscriber additions by 50,000 to 1,275,000 in the current year, partly offset by DTH churn for the year of 11.1% (2005: 10.3%).
The increase in average DTH revenue per subscriber reflected the change in our UK retail prices in September 2005.
Cable subscriber revenues
Cable subscriber revenues increased by £5 million compared to the prior year, mainly due to the increase in wholesale prices in September 2005, which has been partly offset by the decline in the absolute number of pay-TV cable customers taking one or more Premium Channels.
At 30 June 2006, there were 3,898,000 (2005: 3,872,000) UK and Ireland cable subscribers to our programming.
Advertising revenues
The increase in advertising revenues of 4% reflects a further one percentage point increase in Sky’s share of the UK television advertising sector during the year to 13.0%.

Sky Bet revenues
Sky Bet revenues increased by £5 million compared to the prior year as a result of strong growth in stakes placed by customers.

Sky Active revenues
Sky Active revenues of £91 million fell by 1% compared to the prior year. Growth in interactive advertising and enhanced TV service revenue were more than offset by the absence of SkyBuy revenue, following the closure of the business in the final quarter of the prior year.

Other revenues
Other revenues increased by 49% compared to the prior year. This increase was as a result of the inclusion of £76 million of revenue generated by the corporate business of Easynet (which was acquired during the current year), the first full year effect of Sky credit card revenues and the Sky News channel five contract.
Operating expenses
The Group’s operating expenses can be analysed as follows:

	Operating expenses

	2006		2005
For the year to 30 June	£m	%	£m	%

Programming	1,599	49	1,635	54
Transmission and related functions	234	7	171	6
Marketing	622	19	527	17
Subscriber management	468	14	392	13
Administration	348	11	295	10
	3,271	100	3,020	100

Programming
Sky Sports channels’ programming costs increased by 2% to £766 million in the current year from £750 million in the prior year due to an increased level of live coverage and a wider sports offering following the addition of the new ECB cricket contract and an additional cricket tour during the year. The associated increase in costs was partially offset by the absence of the Ryder Cup, a biennial event, in the year.
Sky Movies channels’ programming costs decreased by 10% to £310 million in the current year from £343 million in the prior year, reflecting savings generated from contract renewals, the phasing of title delivery and a foreign exchange benefit of £8 million from a more favourable average exchange rate at which US dollars were purchased.
Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, decreased by 11% to £323 million in the current year from £362 million in the prior year. This reflects a 15% reduction in the cost per subscriber, partly offset by a 5% increase in the average number of DTH subscribers. This saving has been generated by the renewal of a number of our contracts on improved terms during the current year.
News and entertainment programming costs increased by 11% to £200 million in the current year from £180 million in the prior year, due to an increase in expenditure on commissioned programming for Sky One and increased investment in Sky News.

Transmission and related functions
Transmission and related costs increased by 37%, as a result of the consolidation of Easynet network costs since acquisition in January 2006 and broadband costs.

Marketing
Marketing costs increased by 18% compared to the prior year. Marketing costs to new customers grew by £51 million to £359 million reflecting an increased number of gross additions during the year and a higher proportion of new customers taking new products. During the current year, 18% of new customers chose to take Sky+ from day one, compared to 13% in the prior year. Above the line marketing costs for the current year remained broadly flat at £75 million and retention and other marketing costs increased by £18 million on the prior year to £110 million.

Subscriber management
Subscriber management costs increased by £76 million. This reflects the first time consolidation of Easynet and broadband expenses of £12 million, depreciation of the new customer management systems of £26 million and growth of £38 million due to the expansion of the Group’s customer management operation to further improve customer service levels and manage the increase in sales activity. During the current year, Sky expanded its existing customer service operations in Scotland, adding 1,500 new customer advisor positions and 600 new home installation engineers in preparation for the roll-out of broadband and providing the Group with one of the largest customer service and home installation workforces in the UK.

Administration
Administration costs increased by 18% compared to the prior year. This is a result of the consolidation of £29 million of Easynet and broadband administration expenses and a higher depreciation charge of £16 million resulting from the infrastructure investment programme, which commenced in August 2004.
The prior year administration expense was offset by a £13 million receipt following the settlement of ITV Digital programming receivables.
Operating profit and operating margin
Operating profit increased by 7% to £877 million in the current year from £822 million in the prior year. This increase was driven by the increase in DTH subscribers, advertising and other revenues, as detailed above, partly offset by the increase in operating expenses as detailed above.
Operating margin (calculated as total revenues less all operating expenses as a percentage of total revenues) for the current year was 21%, in line with the prior year.
Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement. Our share of the net operating results from joint ventures and associates decreased from a £14 million net profit in the prior year to a £12 million net profit in the current year due to the disposal of the Group’s holding in Granada Sky Broadcasting (“GSB”) during the prior year, the disposal of the Group’s holding in Music Choice Europe during the current year, and lower profits from the History Channel, partly offset by improved profits from National Geographic and Attheraces.
Investment income
Investment income increased by 79% to £52 million in the current year from £29 million in the prior year. This increase was primarily due to higher levels of cash on deposit, subsequent to the issue of Guaranteed Notes in October 2005.
Finance costs
Finance costs increased by 64% to £143 million in the current year from £87 million in the prior year. This increase was primarily a result of the increase in our total borrowings, which increased from £982 million at 30 June 2005 to £1,988 million at 30 June 2006, following the issue of Guaranteed Notes in October 2005. For details of the issue of Guaranteed Notes, see “Liquidity and Capital Resources” below. The higher charge also reflects an £18 million non-cash movement in the mark-to-market valuation of non-hedge accounted derivatives and the net impact on interest following the acquisition of Easynet.
Profit on disposal of joint venture
On 1 November 2004, we sold our 49.5% investment in GSB to ITV plc for £14 million cash consideration. After deducting the carrying value of the investment in GSB, the disposal generated a profit of £9 million.

Taxation
The total tax charge for the current year of £247 million comprises a current tax charge of £141 million and a deferred tax charge of £106 million. The mainstream corporation tax liability for the period was £147 million and in accordance with the quarterly payment regime, £95 million was paid during the year in respect of this liability.
As a result of the acquisition of Easynet, the Group recognised a deferred tax asset of £83 million during the year, representing timing differences on fixed assets. The current tax charge has benefited from a partial unwind of this asset in the current year of £59 million, reducing the cash tax liability due in respect of the current year profits accordingly. The balance is expected to unwind in future periods.
Profit for the year
Profit for the year was £551 million compared with £578 million in the prior year, mainly as a result of an increase in finance costs of £56 million, an increase in taxation of £38 million as a result of increased profitability, and a profit on disposal of a joint venture in the prior year of £9 million, offset by an increase in operating profit of £55 million and an increase in investment income of £23 million.
Earnings per share
Basic earnings per share were 30.2p in the current year, in line with the prior year. The decrease in profit for the year was offset by the effect of our share buy-back programmes. During the prior year, a total of 74.3 million shares were repurchased for cancellation, and during the current year 76.4 million shares were repurchased.
Adjusted basic earnings per share were 30.7p in the current year, a 9% increase compared to the prior year. For a reconciliation from earnings per share to adjusted earnings per share, see note 9 to the consolidated financial statements.
Balance sheet
Goodwill increased by £206 million, from £417 million at 30 June 2005 to £623 million at 30 June 2006, primarily due to the purchase of Easynet.
Property, plant and equipment and intangible assets increased by £200 million, from £537 million at 30 June 2005 to £737 million at 30 June 2006, due to £232 million of additions in the year, including refurbishment of leasehold properties, investment in the broadband network, IT infrastructure and further investment in customer management systems, assets acquired on the purchase of Easynet of £108 million, partly offset by depreciation and amortisation of £140 million.
Current assets increased by £920 million from £1,363 million at 30 June 2005 to £2,283 million at 30 June 2006, predominantly due to an increase in short-term deposits of £453 million and cash and cash equivalents of £313 million principally due to the receipt of proceeds from the issuance of Guaranteed Notes on 20 October 2005.
Current liabilities increased by £383 million from £1,150 million at 30 June 2005 to £1,533 million at 30 June 2006. This increase was due to the reclassification of £162 million of borrowings from non-current to current liabilities (relating to a Guaranteed Note that is repayable in October 2006) and the timing of payments.
Non-current borrowings increased by £843 million, from £982 million at 30 June 2005 to £1,825 million at 30 June 2006, primarily due to the issuance of new Guaranteed Notes. The new Guaranteed Notes, which were issued on 20 October 2005, consist of (i) US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, (ii) US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and (iii) £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017.
Foreign exchange
For details of the impact of foreign currency fluctuations on our results of operations, see note 22 to the consolidated financial statements.

Contingent assets
Under the terms of one of the Group’s channel distribution agreements, British Sky Broadcasting Limited is entitled to a payment, expected to be received between July and December 2006, relating to a proportion of the fair market value of certain of the channels under that distribution agreement. The fair market value of the channels has not yet been determined. Accordingly, it is not yet possible to determine the value of the payment which may be received.
The Group has served a claim for a material amount against an information and technology solutions provider, which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.
Contingent liabilities
The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. The Group’s share of contingent liabilities of its joint ventures and associates incurred jointly with other investors is nil (2005: nil).
We do not expect any material loss to arise from the above contingent liabilities.
Liquidity and capital resources
An analysis of the movement in our net debt is as follows:

	As at 1 July	Cash	Non-cash	As at 30 June
	2005	movements	Movements	2006
	£m	£m	£m	£m

Current borrowings	—	—	163	163
Non-current borrowings	982	1,014	(171)	1,825
Debt	982	1,014	(8)	1,988

Borrowings-related derivative financial instruments	103	—	133	236
Cash and cash equivalents	(503)	(312)	(1)	(816)
Short-term deposits	(194)	(453)	—	(647)
Net debt	388	249	124	761

In addition to our cash and cash equivalents and short-term deposits balance of £1,463 million (2005: £697 million), our long-term funding comes primarily from US dollar and sterling-denominated public bond debt, which was raised in 1996, 1999 and 2005. The public bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035) will be used for general corporate purposes, for the refinancing of maturing debt and to extend the maturity profile of our debt. In addition, we may use proceeds of the offering for acquisitions of business and/or assets in support of our strategy including in relation to content, technology and distribution. As at 30 June 2006, net debt was £761 million. The public bond debt issued in 1996 and 1999 is partly repayable in 2006, with the remainder repayable in 2009, and we currently believe that our financial position at those dates will enable us to meet our repayment requirements. For details of our facilities and long-term funding see note 21 of the consolidated financial statements. For details of our treasury policy and use of financial instruments see note 22 of the consolidated financial statements. Net debt is a non-GAAP measure that has been provided as we believe that it gives a more relevant indication of our underlying financial position.
Our principal source of liquidity is our cash generated from operations combined with access to the £1 billion (2005: £1 billion) RCF, which we entered into in November 2004. Our cash generated from operations for the current year was £1,004 million (2005: £989 million) (for further details, see “Cash flows” below). We expect to continue to generate significant operating cash inflow in the year ending 30 June 2007 (for further details, see

“Trends and other information” and “Tabular disclosure of contractual obligations” below), subject to the factors described in “Review of the Business — Risk Factors”. As at 30 June 2006, our RCF was undrawn (2005: undrawn).
Cash flows
During the current year, cash generated from operations was £1,004 million, compared with an inflow of £989 million in the prior year. The increased operating cash inflow was driven by an improvement in operating profit of £55 million, offset by a working capital outflow of £13 million.
During the current year, interest receipts were £43 million, compared to £28 million in the prior year. This increase was primarily due to higher levels of cash on deposit.
During the current year, tax payments were £172 million, compared to £103 million in the prior year. This increase in payments is due to the increased profitability of the Group in the prior year, as our payments made during the year relate in part to the tax charge in the prior year.
During the prior year, receipts from the sale of a joint venture of £14 million comprised proceeds from the sale of our shareholding in GSB.
During the current year, payments for property, plant and equipment and intangible assets were £212 million, compared with £241 million in the prior year, following completion of a number of capital expenditure and infrastructure projects. We spent £38 million completing the final stages of the project to upgrade and implement new customer management systems, which went live for all DTH customers on 31 March 2006. A total of £37 million was spent unbundling telephone exchanges and readying the business for the launch of Sky Broadband, and £16 million was invested to progress the Group’s property, business continuity and infrastructure projects. We invested £10 million to upgrade our production and broadcast facilities ahead of the launch of high definition services. We also made payments totalling £14 million in the year to a third party for development of encryption technology, which have been capitalised as intangible assets. The remaining £97 million was spent on a number of projects, such as IS infrastructure, broadcast equipment and the development of new products and services.
During the current year, payments for the purchase of subsidiaries amounting to £209 million principally comprised the acquisition of the entire issued and to be issued share capital of Easynet, net of cash and cash equivalents purchased.
On 20 October 2005, the Group issued Guaranteed Notes consisting of US $750 million aggregate principal amount of Guaranteed Notes paying 5.625% interest and maturing on 15 October 2015: US $350 million aggregate principal amount of Guaranteed Notes paying 6.500% interest and maturing on 15 October 2035; and £400 million aggregate principal amount of Guaranteed Notes paying 5.750% interest and maturing on 20 October 2017, resulting in a net cash inflow of £1,014 million.
On 12 November 2004, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares of the Company. On 4 November 2005, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to further purchase up to 92 million Ordinary Shares of the Company. During the current year, the Company purchased, and subsequently cancelled, 76.4 million Ordinary Shares at an average price of 530 pence per share, with a nominal value of £38 million, for a consideration of £408 million (including stamp duty and commissions). This represents 4% of called-up share capital at the beginning of the current year. The Company has announced that the Board will not be proposing to renew the buy-back authority at its next Annual General Meeting in November 2006.
During the current year, interest payments were £105 million, compared to £91 million in the prior year. This increase in payments was primarily due to increased levels of indebtedness following the issue of new Guaranteed Notes in October 2005, offset in part by the timing of certain interest payments.
During the current year, we made equity dividend payments of £191 million, compared to £138 million in the prior year. We expect that future payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.

The above cash flows, in addition to other net movements of £1 million, and non-cash movements of £124 million resulted in an increase in net debt of £373 million to £761 million.

Major non-cash transactions

2005

Corporate reorganisation
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to significant additional distributable reserves.
Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments at 30 June 2006 is shown below:

		Payments due by period

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m

Obligation or commitment
Purchase obligations:
— Television programme rights(1)	3,260	907	1,695	655	3
— Digiboxes and related equipment	91	91	—	—	—
— Third party payments(2)	30	9	12	9	—
— Transponder capacity(3)	420	83	132	69	136
— Capital expenditure	25	25	—	—	—
— Other	31	26	5	—	—
Long-term debt(4)	1,921	163	326	451	981
Interest costs	1,187	138	258	132	659
Operating lease obligations(5)	144	28	40	27	49
Capital lease obligations(6)	67	1	2	1	63
Total cash obligations	7,176	1,471	2,470	1,344	1,891

For the avoidance of doubt, this table does not include commitments relating to employee costs.

(1)	Purchase obligations — Television programme rights

At 30 June 2006 we had minimum television programming rights commitments of £3,260 million (2005: £2,260 million), of which £667 million (2005: £642 million) related to commitments payable in US dollars for periods of up to six years (2005: eight years). In addition, in the prior year, there were £45 million of commitments payable in Swiss francs and £3 million of commitments payable in Euros.

An additional £363 million (US$671 million) of commitments (2005: £302 million (US$535 million)) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels. The pounds sterling television programme rights commitments include similar per subscriber based price clauses that would result in additional commitments of £2 million (2005: £10 million), assuming that movie subscriber numbers remained unchanged from current levels.

The total increase in our minimum television programming rights commitments of £1,000 million compared to 30 June 2005, is the result of the acquisition of the A1 Grand Prix rights, a new three-year agreement to broadcast the UEFA Champions League for the 2006/07 to 2008/09 football seasons, and our successful bid for four of the six available packages of exclusive live UK audio visual rights to FAPL football, from the beginning of the 2007/08 season to the end of the 2009/10 season, partly offset by a decreased average period remaining on our commitments for movie channels’ programming.

(2)	Purchase obligations — Third party payments

The third party payment commitments are in respect of distribution agreements for Sky Distributed Channels and are for periods of up to five years (2005: four years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at 30 June 2006 levels, the additional commitment would be £491 million (2005: £522 million).

(3)	Purchase obligations — Transponder capacity

Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to fourteen years (2005: nine years). Three additional transponder agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group’s HD services.

(4)	Long-term debt

Further information concerning long-term debt is given in note 21 of the consolidated financial statements.

(5)	Operating lease obligations

At 30 June 2006, our operating lease obligations totalled £144 million (2005: £129 million), the majority of which related to property leases.

(6)	Capital lease obligations

At 30 June 2006, our obligations under capital leases were £67 million (2005: £7 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland and the broadband network infrastructure purchased in the current year through a business combination. For further details see note 21 of the consolidated financial statements.
Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.
The number of DTH homes increased by 389,000 in the current year to 8,176,000, compared to growth of 432,000 in the prior year. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the current year by 75% and 62% respectively, representing a penetration of total DTH subscribers of 19% and 13% respectively. Given the success of Sky+ over the last two years, we expect to reach our target of 25% Sky+ penetration of DTH subscribers in 2010 by the end of 2007, three years early. We expect Multiroom subscriber growth to continue, consistent with achieving our target of 30% Multiroom penetration of DTH subscribers in 2010. During the current year we launched our HD service, and at 30 June 2006, there were 38,000 subscribers to our HD service. We expect there to be substantial growth in the number of HD subscribers in the future. Retail price increases, the increased number of subscribers to our Multiroom and HD products and the launch of new services, including residential broadband, are expected to generate additional revenue on a per subscriber basis.
The operating margin for the current year was 21%, consistent with the prior year. We currently expect our operating margin to grow in the long-term, as a result of the operational gearing of our business as we expect total revenues to increase at a faster rate than operating costs. In the shorter term our operating margin will decline, primarily due to the development and launch of our residential broadband services. The associated increase in costs as we invest in the new services will outweigh the positive contribution they will have on subscriber revenues in the earlier years.
During the current year, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 26,000 to 3,898,000 following a decrease of 23,000 in the prior year. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, as they relate to the distribution of our channels (for further details see “Review of the business — Risk factors”). We currently have agreements with ntl and Telewest for the distribution of certain of our channels which expire during calendar 2006. We do, however, expect to renew these agreements.
Advertising revenues increased in the current and prior years. The increase in the current year reflects continued growth in our share of UK television advertising revenue. We expect that our share of UK television advertising revenue will continue to increase, primarily as a result of increasing commercial impacts for those channels for which we sell airtime.
Sky Bet revenues increased by 16% in the current year. We expect Sky Bet revenues to continue to grow driven by interactive betting and gaming via television and the internet, and the launch of a poker product during fiscal 2007. Sky Bet is well positioned to take advantage of the changes in UK gambling laws and regulations following the passing of the Gambling Act in April 2005 and the issuing of UK remote gambling licenses which are expected in late 2007.
Sky Active revenues in the current year decreased by 1% compared to the prior year. We currently expect increases in Sky Active revenues from growth in online advertising, mobile TV and TV by broadband services.
Programming costs decreased during the current year. Following our successful bid for four of the six available packages (each of 23 games) of exclusive live UK television rights to FAPL football from the beginning of the 2007/08 season to the end of the 2009/10 season our expenditure on FAPL programming costs will increase in the future; however we currently expect that total programming costs will increase at a slower rate than our revenues. We will continue to seek to reduce the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements.
Transmission and related functions costs increased during the current year, and are expected to continue to increase in future years at a higher rate than the growth in subscribers, resulting in an increased cost per subscriber, reflecting the costs of operating our HDTV service, the launch of residential broadband services, higher forecast utilities costs and increased depreciation charges.
Marketing costs increased in the current and prior years. As a percentage of revenues, we expect marketing costs to increase in the shorter term, principally due to costs associated with the launch of our residential broadband services. Also included within marketing costs are the costs of providing free or subsidised digital satellite reception equipment and installation costs in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free or subsidised digital satellite reception equipment and subsidising installation to new subscribers.
Subscriber management costs increased during the current year at a higher rate than in the prior year. We expect that subscriber management costs will increase at a higher rate over the next few years due to a greater proportion of Sky+ and HD customers, whose installations carry higher hardware costs than the standard installations, and increased costs associated with the launch of residential broadband services, partly offset by a reduction in the cost of standard digiboxes. Additionally, the new customer management systems which went into use in September 2005 will result in increased amortisation charges going forward. We are also investing in increasing the capacity of our contact centres, which is expected to result in an associated increase in the cost of subscriber management.
Administration costs increased in the current and prior years, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.
The Directors are proposing a final dividend for 2005/06 of 6.7 pence per share, which, combined with the interim dividend of 5.5 pence per share, will result in total dividend growth of 36% on the prior year. The Group continues to be cash generative despite the projected reduction in short term earnings per share as a result of the investment in broadband. It is therefore the Board’s aim to maintain a progressive dividend policy throughout the broadband investment phase, resulting in continued real growth in dividend per share.
Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £99 million in January 2006, relating to the period ended 31 December 2005, and the final dividend of £120 million proposed in July 2006, relating to the year ended 30 June 2006, were resolved or proposed to be paid out of profits available for distribution generated from external cash receipts.
We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.
Off-balance sheet arrangements
At 30 June 2006, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the Securities and Exchange Commission.
Research and development
During the current year, the Group made payments totalling £15 million to a third party for development of encryption technology (2005: £11 million). The Group did not incur any other significant research and development expenditure in the current or prior year.
Related party transactions
The Group conducts all business transactions with companies which are part of the News Corporation group (“News Corporation”), a major shareholder, on an arm’s length basis. During the year the Group made purchases of goods/ services from News Corporation totalling £175 million (2005: £163 million, 2004: £146 million) and supplied services to News Corporation totalling £21 million (2005: £18 million, 2004: £16 million).
During the year the Group made purchases of goods/ services from joint ventures and associates totalling £46 million (2005: £54 million, 2004: £64 million) and supplied services to joint ventures and associates totalling £14 million (2005: £20 million, 2004: £19 million).
For further details of transactions with related parties, see note 29 of the consolidated financial statements.
US GAAP reconciliation
Profit for the period under IFRS was £551 million (2005: £578 million). Under US GAAP, net income was £551 million (2005: £577 million). Net assets under IFRS at 30 June 2006 were £121 million (2005: £187 million). Under US GAAP, net assets were £759 million (2005: £818 million).
The principal differences between US GAAP and IFRS, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, capitalisation of interest, derivatives, pre-consolidation results, debt issue costs and deferred taxation. For a further explanation of the differences between US GAAP and IFRS, see note 32 to the consolidated financial statements.
Critical accounting policies
The application of IFRS often requires our judgement when we formulate our accounting policies and when presenting fairly our financial position and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A description of our significant accounting policies is disclosed in note 1 of the consolidated financial statements.
We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under IFRS.
We consider that our accounting policies in respect of the following are critical:
Goodwill
Business combinations that have occurred since the IFRS Transition Date (1 July 2004) (“IFRS Transition Date”) are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
In respect of business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the goodwill’s carrying value under the Group’s UK GAAP accounting policies on the IFRS Transition Date.
Goodwill is stated at cost less any impairment losses and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment identified is recognised immediately in the income statement and may not subsequently be reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.
At 30 June 2006, the carrying value of goodwill amounted to £623 million (2005: £417 million) and represented 17% (2005: 17%) of our total assets. Applying the impairment tests has not resulted in a charge for impairment in either the current or prior years.
Judgement is required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting the appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.
The main difference between IFRS and US GAAP with respect to goodwill relates to the deemed cost of the goodwill in our balance sheets (see note 32 of the consolidated financial statements for further details).
Revenues and bad debt provisions
Selecting the appropriate timing and amount of revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received and determining the stage of completion of a transaction at the balance sheet date.
The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and the applicable wholesale prices. During the current year, subscription revenues from DTH subscribers and cable companies comprised 82% of total revenue (2005: 83%).
Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered or on more detailed reviews of individually significant balances. As DTH subscriber revenues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales.
The remaining 18% of revenue (2005: 17%) comprises advertising, Sky Bet, Sky Active and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Sky Bet revenues represent our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts. There is no difference in the Group’s revenue and bad debt provisions between IFRS and US GAAP.
Property, plant and equipment and intangible assets
At 30 June 2006, property, plant and equipment and intangible assets represented 20% of our total assets (2005: 22%). Property, plant and equipment and intangible assets are stated at cost, net of accumulated depreciation or amortisation and any impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item comprises major components having different useful lives, each component is accounted for as a separate asset.
The assessment of the useful economic lives of these assets requires judgement. Depreciation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.
Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate. There have been no material impairments in the period.
International Accounting Standard No. 38, “Intangible Assets”, specifies criteria for the recognition of intangible assets, including a detailed definition of costs that are capitalised in relation to internally generated assets. Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.
The only difference between IFRS and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see note 32 of the consolidated financial statements for further details).
Amortisation of programming inventory
A significant proportion of programming costs relate to the amortisation of television programme rights. Programming costs constituted 49% of operating expenses in the current year (2005: 54%). The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate period over which to recognise the expense associated with the inventory in the income statement. This assessment requires consideration of the period over which the Group will benefit from the programming inventory, which may not be certain on initial recognition of the inventory.
Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group’s treatment of amortisation of programme stock between IFRS and US GAAP.

Deferred tax
We recognise deferred tax assets and liabilities using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill; the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit; and differences relating to investments in subsidiaries to the extent that it is not probable that they will reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.
The key area of deferred tax accounting requiring judgement is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether taxable profits are more likely than not to arise against which the deferred tax can be utilised.
If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.
At 30 June 2006, we have recognised a deferred tax asset of £100 million (2005: £105 million) and have unrecognised deferred tax assets of £244 million (2005: £78 million) in respect of tax losses arising from trading, and £354 million (2005: £354 million) in respect of tax losses arising from capital disposals and provisions against investments. The Directors consider that at 30 June 2006 there was sufficient evidence to support the recognition of our deferred tax asset on the basis that it was probable that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.
The net deferred tax asset recognised under US GAAP has primarily differed in respect of deferred tax on IFRS to US GAAP adjustments and in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense (see note 32 of the consolidated financial statements for further details).
PROPERTY
Our headquarters are located at leasehold and freehold premises in Osterley, England.
The principal properties of the Group are as follows:

				Current	Approximate
				annual	square foot
				rent or	net internal
Location	Tenure	Use	Term	licence fee	area

1, 2, 3a/3b, 4, 5, 6 and 7 Grant
Way	Freehold	Offices, studios,	n/a	n/a	275,605
Centaurs Business Park, Osterley, Isleworth, England		technology and storage
8 Grant Way (Cromwell Centre)	Leasehold	Offices and storage	Lease expires	£350,000	37,480
Centaurs Business Park, Osterley, Isleworth, England			1 July 2008
Athena Court, Centaurs
Business Park,	Leasehold	Offices	Lease expires	£990,000	53,583
Osterley, Isleworth, England			23 June 2008
New Horizons Court,	Leasehold	Offices	Lease expires	£546,147	26,096
Courtyard Units 1-7 The Courtyard, Brentford, England			25 June 2007

				Current	Approximate
				annual	square foot
				rent or	net internal
Location	Tenure	Use	Term	licence fee	area

New Horizons Court,	Leasehold	Offices	Lease expires	£2,509,434	133,536
Units 1-4, Brentford, England			25 December 2011
West Cross House,	Leasehold	Offices	Lease expires	£1,349,694	72,194
Brentford, England			26 March 2019
The Chilworth Research Centre,	Leasehold	Satellite uplink	Lease expires	£1	61,937
Southampton, England			25 February 2087
Knowle Lane, Fair Oak,	Freehold	Satellite uplink	n/a	n/a	43,087
Eastleigh, England
123 Buckingham Palace Road,	Leasehold	Offices	Lease expires	£1,834,300	36,686
London, England			31 March 2017 with an option to terminate at 24 March 2012
Marcopolo House and Arches,	Leasehold	Sub-let	Lease expires	£2,409,900	85,509
Queenstown Road, London, England			24 December 2013
Welby House, 96 Wilton Road,	Leasehold	Offices	Lease expires	£311,250	8,138
London, England			15 January 2015
1, 2, 4 and 5 Macintosh Road,	Freehold	Contact centres	n/a	n/a	146,713
Kirkton Campus, Livingston, Scotland
Carnegie Campus,	Freehold	Contact centre	n/a	n/a	95,852
Dunfermline, Scotland
New Logic House,	Leasehold	Offices	Lease expires	£222,000	13,896
Kirkton South, Livingston, Scotland			3 October 2017 with a break option on 4 October 2007
Logic House,	Leasehold	Offices	Lease expires	£222,112	9,219
Kirkton South, Livingston, Scotland			3 October 2017 with a break option on 30 November 2008
Citygate, Dunfermline,	Leasehold	Offices	Lease expires	£294,081	9,642
Scotland			30 June 2007
Centrex, Livingston,	Leasehold	Offices	Lease expires	£508,222	16,953
Scotland			30 June 2006
1 Brick Lane	Leasehold	Office & Technical	Lease expires	£1,230,798	77,000
London England			13 April 2026
44-46 Whitfield St	Leasehold	Office & Technical	Lease expires	£351,000	10,000
London England			15 August 2012
Capronilaan 2,	Leasehold	Datacentre	Lease expires	€350,000	10,000
In Schiphol Rijk, Amsterdam		(Telecommunications) Activities	31 March 2009

REPORT OF THE DIRECTORS
BOARD OF DIRECTORS AND SENIOR MANAGEMENT
Our Directors are as follows:

Name	Age	Position with the Company

Chase Carey	52	* Director
Jeremy Darroch	44	Director (Chief Financial Officer)
David DeVoe	59	* Director
David Evans	66	**Director
Nicholas Ferguson	57	**Director (Remuneration Committee Chairman)
Andrew Higginson	49	**Director
Allan Leighton	53	**Director (Audit Committee Chairman)
James Murdoch	33	Director (Chief Executive Officer)
Rupert Murdoch	75	* Chairman
Jacques Nasser	58	**Director
Gail Rebuck	54	**Director
Lord Rothschild	70	**Director (Deputy Chairman & Senior Independent Non-Executive Director)
Arthur Siskind	67	* Director
Lord St John of Fawsley	77	* Director
Lord Wilson of Dinton	63	**Director (Corporate Governance & Nominations Committee Chairman)

*	Non-Executive

**	Independent Non-Executive
Our senior executives who are not members of the Board of Directors (“Senior Executives”) are as follows:

Name	Age	Position with the Company

Dawn Airey	45	Managing Director, Channels & Services
Matthew Anderson	40	Group Director for Communications
James Conyers	41	General Counsel
Beryl Cook	45	Director for People and Organisational Development
Robin Crossley	47	Strategic Adviser, Technology
Mike Darcey	41	Group Commercial and Strategy Director
Jon Florsheim	46	Managing Director, Customer Group and Chief Marketing Officer
Richard Freudenstein	41	Chief Operating Officer
David Gormley	43	Group Company Secretary
Jeff Hughes	36	Group Director for IT and Strategy
Nick Milligan	44	Managing Director, Sky Media
David Rowe	47	Managing Director, Enterprise Business
Vic Wakeling	63	Managing Director, Sky Sports
Alun Webber	40	Group Director of Strategic Project Delivery

None of the Senior Executives listed above hold more than 1% of the issued share capital in the Company.
Further information with respect to the Directors and Senior Executives is set forth below.

Board of Directors
Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer (“CEO”) of The DIRECTV Group, Inc. (“DIRECTV”) and serves on the Board of Yell Group plc. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group (“FEG”). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited (“Star”), Director of NDS Group plc (“NDS”) and Director of Gemstar-TV Guide International, Inc. (“Gemstar”).
Jeremy Darroch was appointed as Chief Financial Officer (“CFO”) and a Director of the Company on 16 August 2004. Mr Darroch joined Dixons Group plc (“Dixons”) in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. In February 2006 Mr Darroch was appointed a Non-Executive Director of Marks & Spencer Group plc. Mr Darroch is a member of the 100 Group of Finance Directors.
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
David Evans was appointed as a Director of the Company on 21 September 2001. In July 2006, Mr Evans joined the executive team of RHI Entertainment (“RHI”). Mr Evans was previously President and CEO of Crown Media Holdings, Inc. (“Crown”) and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. (“TINTA”) from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation and President and CEO of Sky Entertainment Services Latin America, LLC.
Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and was appointed Chairman of the Remuneration Committee on 31 January 2006. Mr Ferguson is Chairman of SVG Capital, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.
Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc (“Tesco”). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.
Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992. In September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned all of these positions in September 2000. Mr Leighton is Non-Executive Chairman of BHS Limited and Royal Mail Group plc and Deputy Chairman of Selfridges & Co Limited.
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

Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.
Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser serves on the Board of Quintiles Transnational Corporation, Brambles Industries, BHP Billiton and the International Advisory Board of Allianz A.G.. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser’s significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser’s work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.
Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited (“Random House”), one of the UK’s leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing (“Century”). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government’s Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year’s Honours List.
Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschild Assurance, the life assurance company now part of St James’s Place Capital plc. From Oxford University Lord Rothschild joined the family bank, N.M. Rothschild & Sons, and subsequently ran the corporate finance department and became chairman of the executive committee, before leaving N.M. Rothschild & Sons in 1980 to develop his interests in the financial sector. In addition to his career in the world of finance, he has been involved in philanthropy and public service.
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind has been an Adjunct Professor of Law at the Georgetown Law Center since 2005. Mr Siskind has been a member of the Bar of the State of New York since 1962.
Lord St John of Fawsley was appointed as a Director of the Company on 20 November 1991. Lord St John was a Director of the N.M. Rothschild Trust from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985 to 2000. He is Grand Bailiff and Head of Order of St Lazarus of England and Wales. Lord St John is a member of the Privy Council and holds the Order of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. Lord St John has also been Master of Emmanuel College, Cambridge. Lord St John is a regular commentator on television and radio. Lord St John has decided not to seek re-election at this year’s AGM and will retire from the Board.
Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. He has been a Non-Executive Director of Xansa plc since April 2003 and will become Non-Executive Chairman of C. Hoare and Co, Bankers, in October 2006. Lord Wilson entered the Civil Service as an assistant principal in the Board of Trade in

1966. Lord Wilson subsequently served in a number of departments, including 12 years in the Department of Energy, where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. Lord Wilson headed the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and, after two years in the Treasury, was appointed Permanent Secretary of the Department of the Environment in 1992. Lord Wilson became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. Lord Wilson was made a peer in November 2002.
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
Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinton was immediately appointed as an Alternate Director of the Company. Mr Hinton was appointed President of Murdoch Magazines in the US in 1990, two years later becoming CEO of Fox Television Stations and in 1995 he became Executive Chairman of News International Limited. Mr Hinton is a member of News Corporation’s Executive Committee. In 1996 he joined the board of the Press Association in Britain, and in 2005 he was appointed a Non-Executive Director of Johnston Press plc.
Senior Executives
Our Senior Executives are as follows:
Dawn Airey joined us in January 2003 as Managing Director of Sky Networks. In February 2006 she was appointed Managing Director, Channels & Services with overall responsibility for Sky’s multi-platform content strategy.
Matthew Anderson joined us in November 2005 as our Group Director for Communications.
James Conyers joined us in April 1993 as Assistant Solicitor. During 1998 he was appointed as our Deputy Head of Legal and Business Affairs. In January 2004 he was appointed as our Head of Legal and Business Affairs, and in September 2005 he was appointed as our General Counsel.
Beryl Cook joined us in April 2004 as our Director for People and Organisational Development.
Robin Crossley joined us in 1988 and was appointed National Operations Manager in 1989. He left in 1991 but subsequently rejoined us in June 1995 as Director of Digital Development. In January 2001 he was appointed Strategic Adviser, Technology.
Mike Darcey joined us in February 1998 as our Head of Strategic Planning and in July 2002 he was appointed as our Group Director of Strategy. In February 2006 he was appointed Group Commercial and Strategy Director with extended responsibility for a new group that combines our Strategy, Future Technology, Research and Development and Business Development teams.
Jon Florsheim joined us in April 1994 as Marketing Director, Direct to Home and in October 1998, he was appointed Director of Distribution and Marketing. In August 2000, Mr Florsheim was appointed as Managing Director, Sales, Marketing and Interactive and in March 2005 he was appointed as Chief Marketing Officer. In February 2006 Mr Florsheim became Managing Director, Customer Group in addition to his existing title of Chief Marketing Officer.

Richard Freudenstein joined us in October 1999 as General Manager and was appointed as Chief Operating Officer in October 2000. On 15 December 2005, the Company announced that Mr. Freudenstein would be leaving the Company in the summer of 2006 to return to his home country of Australia.
David Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.
Jeff Hughes joined us in May 2005 as our Group Director for IT and Strategy.
Nick Milligan joined us in June 2004 as Managing Director of Sky Media.
David Rowe joined us in July 2006 as Managing Director, Enterprise Business and is responsible for our business-to-business services across both television and telecoms. Mr Rowe was CEO of Easynet Group plc until it became part of Sky in January 2006.
Vic Wakeling joined us in 1991 as Head of Football, taking over as Head of Sport in January 1994. In August 1998, he was appointed Managing Director, Sky Sports.
Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital, and established the Sky Interactive venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology. On 1 July 2006, Mr Webber was appointed Group Director of Strategic Project Delivery.
There is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or Senior Executive.
Employees
The average monthly number of full time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2006	2005	2004

Programming	1,479	1,464	1,295
Transmission and related functions	1,976	1,588	1,394
Marketing	416	238	209
Subscriber management	5,903	5,275	5,418
Administration	1,306	1,266	1,051
Betting	136	127	133
	11,216	9,958	9,500

DIRECTORS’ REPORT
The Directors present their Annual Report on the affairs of British Sky Broadcasting Group plc and its subsidiary undertakings, together with the Accounts and Auditors’ Report for the year ended 30 June 2006.
Principal activities and business review
British Sky Broadcasting Group plc is the holding company of the British Sky Broadcasting group of companies (the “Group”). The Group’s principal activities are detailed in the Review of the Business on pages 5 to 45.
The Chairman’s Statement on page 3, the Chief Executive’s Statement on pages 4 and 5, the Review of the Business on pages 5 to 45 and the Financial Review on pages 46 to 62 report on the development and performance of the business during the year, recent events and any likely further business developments.
The principal risks and uncertainties facing the Group are described in the Review of the Business on pages 30 to 34. Significant trends which could have a material effect on the Group’s financial performance are described in the Financial Review on pages 56 to 58.

Financial instruments
Details of the Group’s use of financial instruments, together with information on our risk management objectives and policies, and our exposure to price risks, credit risks, liquidity risks and cash flow risks, can be found in note 22 to the accounts.
Results and dividends
The profit for the year ended 30 June 2006 was £551 million (2005: £578 million). The Directors recommend a final dividend for the year ended 30 June 2006 of 6.70 pence per ordinary share which, together with the interim dividend of 5.50 pence paid to shareholders on 25 April 2006, will make a total dividend for the year of 12.20 pence (2005: 9.00 pence). Subject to approval at the Annual General Meeting (“AGM”), the final dividend will be paid on 17 November 2006 to shareholders appearing on the register at the close of business on 27 October 2006.
Payment policy
The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specific agreement, it is the policy of the Group to pay suppliers on a monthly basis. The Group had under 30 days’ purchases outstanding at 30 June 2006 (2005: 31 days), based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2006. Programme creditors include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding number of days’ purchases is below 30 days (2005: below 30 days).
Share capital
Details of changes in the share capital during the year are disclosed in note 23 to the consolidated financial statements. On 27 July 2006, the following companies, or their subsidiary undertakings, held more than 3% of the Company’s share capital:

News UK Nominees Limited (a subsidiary of News Corporation)	38.36%
Franklin Resources, Inc. and its affiliates	10.00%
Janus Capital Management LLC	3.86%
Barclays PLC	3.85%
Brandes Investment Partners L.P.	3.12%
The Capital Group Companies, Inc.	3.10%
FMR Corp. and Fidelity International Limited	3.06%
Harris Associates L.P.	3.03%

Corporate governance
Details concerning the Group’s arrangements relating to corporate governance and its compliance with the Combined Code on Corporate Governance are given on pages 71 to 78. The Report on Directors’ Remuneration is on pages 78 to 88.
Charitable contributions and community and environmental activities
The Group’s fourth Corporate Responsibility Review, which does not form part of the Annual Report, will be published in August 2006, and will provide further information on the Group’s commitment to corporate responsibility, including community and environmental activities (see www.sky.com/responsibilities). An overview of the Group’s community and environmental activities is also included in the Review of the Business on page 27.
During 2006, the Group donated £2,308,581 (2005: £1,668,050) to charities in the UK in the form of cash. The Group’s total community investment (cash, time, in kind and management costs) will be published in the Corporate Responsibility Review.

Political contributions
Political contributions of the Group in the UK during 2006 amounted to nil (2005: nil).
Directors
The names and biographical details of the Directors of the Company are given on pages 64 and 66.
Chase Carey, Nicholas Ferguson, James Murdoch and Jacques Nasser retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2006 AGM. Lord St John of Fawsley will also retire from the Board by rotation at the 2006 AGM but will not be seeking re-election by the shareholders. Arthur Siskind, David DeVoe and Rupert Murdoch are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than 9 years.
The Directors’ interests in the ordinary shares and options of the Company are disclosed within the Report on Directors’ Remuneration on pages 86 to 88.
Employment policies
Details of the Group’s employees, together with statements of policy on equality of opportunity, disabled persons, employee involvement and communication, training and development and financial participation are provided in the Review of the Business on pages 28 to 30.
Health and Safety
The health and safety of the Group’s employees is a matter of major importance. Accordingly, it is the Group’s policy to manage its activities so as to avoid causing any unnecessary or unacceptable risk, so far as is reasonably practicable, to the health, safety and wellbeing of its personnel. Furthermore, the Group directs its managers and contractors to take all reasonable steps to reduce risks to the minimal level achievable through good management practice and the thorough application of relevant control measures. The Group’s goal is to ensure continuous improvement in the management of its health and safety risks. To this end, the Group’s second two-year programme of work was launched in July 2005 to secure such continual development. Furthermore a revised governance model has been implemented to reflect the organisational changes that have occurred across the Group. The current status of the project is in line with the deliverables required by the programme to securely embed the reinvigorated management system for health and safety into the Group. This process not only meets all applicable statutory requirements, but also demonstrates the Group’s commitment to continual organisational development and the welfare of the Group’s employees.
Purchase of own shares
At the AGM, held on 4 November 2005, the shareholders gave the Company the authority to purchase in the market a maximum of 92,000,000 of its own shares. This authority expires on 3 November 2006.
During the year ended 30 June 2006, the Company purchased, and subsequently cancelled, 76,446,000 ordinary shares of 50p each, representing approximately 4.3% of the issued ordinary share capital of the Company at 27 July 2006, for a consideration of £405 million, before stamp duty and commissions. Of the 76,446,000 ordinary shares purchased during the year, 53,765,000 ordinary shares were purchased under the authority granted at the 2005 AGM and 22,681,000 ordinary shares were purchased under the authority granted at the 2004 AGM held on 12 November 2004.
Annual General Meeting
The notice convening the AGM to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on 3 November 2006 at 11.30am can be found in a separate notice accompanying the Annual Report.

Going concern
After making enquires, the Directors have formed the judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing financial statements.
Auditors
In the case of each of the persons who are Directors of the Company at the date when this report was approved:

•	so far as each of the Directors is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company’s auditors are unaware; and

•	each of the Directors has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information (as defined) and to establish that the Company’s auditors are aware of that information.
A resolution to re-appoint Deloitte & Touche LLP as the Company’s auditors will be proposed at the forthcoming AGM.
By order of the Board,
Dave Gormley
Company Secretary
27 July 2006

CORPORATE GOVERNANCE REPORT
The Company is committed to maintaining high standards of corporate governance in its management of the Group and when accounting to shareholders. The management of the Company values an effective long-term outlook and sees itself as responsible to the wider range of stakeholders, whilst being accountable for the pursuit of its objectives primarily for the benefit of the Company’s owners.
This section of the Annual Report has been prepared in accordance with the Code of Best Practice set out in Section 1 of the July 2003 Combined Code on Corporate Governance (the “Combined Code”).
Throughout the year ended 30 June 2006, the Company has been in compliance with the Combined Code provisions set out in Section 1 of the Combined Code, apart from the requirement for Directors who have served more than nine years being subject to annual re-election. The Company can confirm that following the 2006 AGM the Company will in future comply with this aspect of the Code.
The Company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (“NYSE”), is obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE’s corporate governance listing standards. Furthermore, the Company must comply fully with the provisions of the NYSE listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC and the NYSE under the US Sarbanes-Oxley Act of 2002.
The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are consistent with the standards, with the following exception. The standards state that companies must have a nominating/ corporate governance committee composed entirely of independent directors. The Company’s Corporate Governance & Nominations Committee is made up of a majority of Independent Non-Executive Directors.
The Company maintains disclosure controls, procedures and systems that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and the Company’s UK listing obligations. The Company has established a disclosure committee. The committee is chaired by the Company Secretary and its members consist of senior managers from group finance, legal and investor relations. It has responsibility for considering the materiality of information (including inside information) and on a timely basis, determination of the disclosure and treatment of such information. The committee also has responsibility for the filing of reports with the SEC and overseeing the process for the formal review of the contents of the Company’s Annual Report.
The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of these disclosure controls, procedures and systems at 30 June 2006. Based on that evaluation, the CEO and CFO of the Company have concluded that the Company’s disclosure controls and procedures are effective. No change in the Company’s internal control over financial reporting has occurred during the year ended 30 June 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Corporate policies
Our policies aim to enhance and maintain risk management, equality in the workplace, share dealing, work practices (on and off-site), and social arrangements. Copies are readily available to all staff on the intranet.
The Company has also adopted since 2003 a Code of Ethics that applies to the Group’s CEO and CFO, who also serves as the principal accounting officer. The full text of the code of ethics is incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.
The Board
The Board currently comprises fifteen Directors, made up of two Executive Directors and thirteen Non-Executive Directors. A majority of eight Non-Executive Directors are determined to be independent in compliance with the

Combined Code. They bring a wide range of experience and expertise to the Group’s affairs, and carry significant weight in the Board’s decisions. The Independent Non-Executive Directors provide a strong independent element and a foundation for good corporate governance. Short biographies of each of the Directors are set out on pages 64 to 66. The table on page 63 clearly identifies those Directors who are, in the view of the Board, independent within the meaning of the Combined Code.
The Company recognises that all Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. To this end, the Company maintains a directors’ and officers’ liability insurance policy which meets defence costs when the director is not proved to have acted fraudulently.
The roles of the Chairman, Rupert Murdoch, and CEO, James Murdoch, are separate and the roles have been since the Company’s shares were admitted to listing in 1994. Lord Rothschild holds the position of Senior Independent Non-Executive Director and Deputy Chairman.
The Chairman
The Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. This includes ensuring via the Company Secretary that the Directors receive accurate, timely and clear information.
The Chief Executive Officer
The Chief Executive is responsible for the daily operation of the Company, advancing long-term shareholder value, supported by the management team. He is accountable and responsible to the Board for the management and operation of the Company.
The Company Secretary
The Company Secretary is available to advise all Directors and is responsible for ensuring the Board is supplied with all necessary information in a timely manner. The Company Secretary ensures good communication between the Board, Board committees and senior management. He facilitates Directors’ induction and training.
Board Practices
The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During the financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group.

Attendance of the current Directors at Board and Committee meetings is set out in the table below:

				Corporate
				Governance &
	Board	Audit	Remuneration	Nominations

NUMBER OF MEETINGS HELD IN YEAR	8	8	6	3
DIRECTOR
Rupert Murdoch, Chairman	8	—	—	—
James Murdoch, CEO	8	—	—	—
Jeremy Darroch, CFO	8	—	—	—
Chase Carey	8	—	—	—
David DeVoe	8	—	—	—
David Evans*	7	—	5	—
Nicholas Ferguson*	7	—	6	—
Andrew Higginson***	7	7	—	—
Allan Leighton***	8	7	—	—
Jacques Nasser*	7	—	6	—
Gail Rebuck***	7	8	—	—
Lord Rothschild**	8	—	—	3
Arthur Siskind**	8	—	—	3
Lord St John of Fawsley	8	—	—	—
Lord Wilson of Dinton**	8	—	—	3

*	Remuneration Committee member

**	Corporate Governance and Nominations Committee member

***	Audit Committee member
The independent Non-Executive Directors of the Board held a separate meeting during the year.
Board role
A schedule of matters reserved for the full Board’s determination and/or approval is in place, which includes:

•	approval of the annual budget and any changes to it;

•	a major change in the nature, scope or scale of the business of the Group;

•	approval of the interim and final results;

•	approval of any dividend policy;

•	changes relating to the Group’s capital structure, including reductions of capital and share buy-backs;

•	the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;

•	the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value;

•	approval of resolutions to be put forward to shareholders at a general meeting;

•	communication involving the general state of the Company;

•	determining the independence of Non-Executive Directors.
For further information, matters reserved for the Board can be downloaded from the Company’s corporate website at www.sky.com/corporate.

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
Directors regularly receive additional information from the Company between Board meetings, including a monthly report which is sent to all of the Directors updating them on the performance of the Group.
Where appropriate, additional training and updates on particular issues are arranged. For example, over the last financial year the Audit Committee has received specific briefings on the introduction of IFRS and its likely impact on future reporting by the Company.
During the year, the Directors carried out a full evaluation of the performance of the Board, its committees and individual Directors. The process was carried out internally and was led by the Corporate Governance & Nominations Committee, with the assistance of the Company Secretary and members of the legal department. The evaluation confirmed that the Board was satisfied with the Board’s overall performance.
During the year, the Senior Independent Non-Executive Director held a formal meeting of the Non-Executive Directors, without Executive Directors present, to discuss the functioning of the Board. There was also a meeting of the Non-Executive Directors without the Chairman present to evaluate his performance led by the Senior Independent Non-Executive Director.
Following this year’s review the Corporate Governance & Nominations Committee and Board have confirmed that all Directors standing for re-election at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.
Chase Carey, Nicholas Ferguson, James Murdoch and Jacques Nasser retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2006 AGM. Lord St John of Fawsley will also retire from the Board by rotation at the 2006 AGM but will not be seeking re-election by the shareholders. Arthur Siskind, David DeVoe and Rupert Murdoch are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than 9 years. Following the 2006 AGM the Company will be in full compliance with the Combined Code.
Board Committees
Terms of reference for the Board Committees can be found on the Company’s corporate website.
Remuneration Committee
The members of the Remuneration Committee are Nicholas Ferguson (Chairman), David Evans and Jacques Nasser, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.
The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work. Following publication of the annual report we arrange meetings and round-table discussions between the Remuneration Committee and institutional shareholders to discuss remuneration policy and aspects of the Committee’s Remuneration Report. The Remuneration Committee Chairman reports regularly to the Board on its activities.
Rupert Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee. Their attendance at these meetings is as observers only and in a non-voting capacity.
The Report on Directors’ Remuneration can be found on pages 78 to 88. In accordance with the Directors’ Remuneration Report Regulations 2002, the Report on Directors’ Remuneration will be put forward for an advisory shareholder vote at the AGM.
Corporate Governance & Nominations Committee
The Corporate Governance & Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Lord Rothschild and Arthur Siskind. The Corporate Governance & Nominations Committee met three times during the year. Its main duties include:

•	the identification and nomination, for approval by the Board, of candidates to fill Board vacancies as they arise;

•	the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge and experience on the Board;

•	the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;

•	the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitment, term of office and committee service as well as their duties and liabilities as a Director, including details of the Company’s corporate governance policies and directors & officers liability insurance cover;

•	the monitoring of the Company’s compliance with applicable Corporate Governance Codes and other similar requirements.
The Corporate Governance & Nominations Committee Chairman reports regularly to the Board on its activities.
The Corporate Governance & Nominations Committee has in the past used the services of external recruitment advisors when seeking to appoint a Director to the Board. There have been no nominations to the Board during this year.
The Corporate Governance & Nominations Committee led the evaluation of the Board that was completed during the year as discussed earlier in this report.
The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to the independent status of the current Non-Executive Directors. The table on page 63 clearly sets out those Non-Executive Directors who are considered by the Board to be independent.
The Corporate Governance & Nominations Committee also reviewed the letter of appointment of the Non-Executive Directors. All Non-Executive Directors have signed letters of appointment with the Company.
Audit Committee
The Audit Committee, which consists exclusively of Independent Non-Executive Directors, has clearly defined terms of reference as laid down by the Board. The composition of the Audit Committee is currently Allan Leighton (Chairman), Gail Rebuck and Andrew Higginson. The CFO and representatives from the external auditor and the internal auditor attend meetings at the request of the Audit Committee. It is also usual practice for the CEO to attend meetings of the Audit Committee. Other finance and business executives attend meetings from time to time and the Company Secretary is Secretary to the Committee. The Audit Committee Chairman reports regularly to the Board on its activities. David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee. Their attendance at these meetings is as observers only and in a non-voting capacity. All three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10.A.3(b)(1) of the US Securities Exchange Act of 1934. The members have wide ranging experience to bring to the work of the Audit Committee. The Audit Committee met eight times during the year. Its duties include:

•	making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing with the external auditors the nature, scope and fees for the external auditors’ work;

•	reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financial statements of the Group;

•	reviewing and approving the Group’s US Annual Report on Form 20-F prior to its filing;

•	reviewing the Group’s significant accounting policies;

•	reviewing the Group’s systems of internal control;

•	reviewing the Group’s treasury policies;

•	recommending the appointment of the Group’s Director of Internal Audit;

•	reviewing the audit plan and findings of the Group’s internal audit function;

•	monitoring and reviewing the effectiveness of the Group’s internal audit function;

•	monitoring the Group’s whistle-blowing policy;

•	News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing all transactions which have been entered into during the year and which cumulatively exceed £100,000 in value.

•	Furthermore, Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value with News Corporation. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, must also be submitted to the full Board for approval.
The Audit Committee does not include an Audit Committee Financial Expert. The Audit Committee members have considerable financial and business experience and the Board considers that the membership as a whole has sufficient recent and relevant financial experience to discharge its functions. Accordingly, it is the opinion of the Board not to formally designate a member as the financial expert.
Internal control
The Directors have overall responsibility for establishing and maintaining the Group’s systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999 and updated by the Financial Reporting Council in October 2005. This process has been in place for the year ended 30 June 2006 and up to the date on which the financial statements were approved.
The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group’s systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2006 and up to the date on which the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group’s internal audit team and the external auditors.

There is a comprehensive budgeting and forecasting process, and the annual budget, which is regularly reviewed and updated, is approved by the Board. Risk assessment and evaluation take place as an integral part of this process. Performance is monitored against budget through weekly and monthly reporting cycles. Monthly reports on performance are provided to the Board and the Group reports to shareholders each quarter. Each area of the Group carries out risk assessments of its operations and ensures that the key risks are addressed. A Risk Management Committee, chaired by the CFO and comprising Senior Executives, reviews the management of risks in all areas of the Group. The results of the Risk Management Committee’s review are integrated into the budgeting and forecasting process and are integrated into the internal audit planning.
The internal audit team provides objective assurance as to the effectiveness of the Group’s systems of internal control and risk management to the Group’s operating management and to the Audit Committee.
Use of external auditors
The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

•	those services which the auditors are prohibited from providing;

•	those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and

•	those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.
The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.
The Audit Committee is aware that the non-audit fees incurred with Deloitte & Touche LLP have been considerably in excess of the audit fees. The principal reason for this is that the Group during the year received services from Deloitte & Touche LLP in respect of the CRM systems development project. The Audit Committee reviews regularly the non-audit work provided by Deloitte & Touche LLP, and has noted that, in relation to CRM, it would have had a disruptive effect on the final delivery of the system if Deloitte & Touche LLP personnel were to be withdrawn prior to completion of the project. The Audit Committee further noted that those members of Deloitte & Touche LLP who worked on the project were completely separate from the Deloitte & Touche LLP audit team and also were not involved in the development of any of the financial systems within the project. Since the CRM system went live, Deloitte & Touche LLP personnel have been withdrawn.
For the year ended 30 June 2006, the Audit Committee has discussed the matter of audit independence with Deloitte & Touche LLP, the Group’s external auditors, and has received and reviewed confirmation in writing that, in Deloitte & Touche LLP’s professional judgement, Deloitte & Touche LLP is independent within the meaning of all UK and US regulatory and professional requirements and the objectivity of the audit engagement partner and audit staff is not impaired.
There were no services provided during the year that were not pre-approved by the Audit Committee in accordance with the Group’s policy.
Communication with shareholders
Presentations and webcasts on the development of the business are available to all shareholders on the Company’s corporate website. The Company also uses email alerts and actively promotes downloading of all reports enhancing speed and equality of shareholder communication. In addition, any letters from shareholders are duly circulated to the Board.
The Company maintains a dialogue with institutional shareholders in order to ensure that the objectives of both the Group and the shareholders are understood. A programme of meetings with institutional shareholders, fund managers and analysts takes place each year, some of which are attended by the Senior Independent Director. The

Company also makes presentations to analysts and fund managers following the half year and full year results of the Company, conference calls are held with analysts following the announcement of the first quarter and third quarter results and presentations are made during the year to overseas shareholders. During the year, various members of the Board have met with institutional shareholders and representative bodies, reinforcing the continuation of open dialogue and discussion of strategy between the Board and its shareholders. Non-Executive Directors are offered the opportunity to attend meetings with major shareholders and are expected to attend if required.
The Board views the AGM as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. All members of the Board are encouraged to attend the meeting. Nicholas Ferguson was unable to attend the 2005 AGM due to prior commitments. At the AGM, the Chairman provides a brief résumé of the Company’s activities for the previous year to the shareholders. The Company, in accordance with the Combined Code, announces the number of proxy votes cast on resolutions at the AGM. From 2003 there has been a year on year 2% increase in the number of votes cast.
Directors’ responsibilities
The responsibilities of the Directors are set out on page 89.
REPORT ON DIRECTORS’ REMUNERATION
Remuneration Committee

1.1	Role of the Remuneration Committee and terms of reference
The Remuneration Committee (the “Committee”) is responsible for recommendations to the Board regarding:

•	the Company’s policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be the subject of recommendation to the Committee by the CEO;

•	the design and implementation of incentive compensation arrangements including share-based schemes; and

•	remuneration packages for Executive Directors of the Company, including basic salary, performance-based short and long-term incentives, pensions and other benefits.
The Committee sets the performance targets applicable to incentive compensation arrangements. As part of this process, it seeks to ensure that such packages provide employees with appropriate incentives to perform, reflect their positions and roles within the Group, and that the employees are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Group. Payments or benefits offered to employees in excess of £250,000 which do not form part of an employee’s expected remuneration or benefits require the approval of the Committee.
The Committee met five times during the year.
1.2 Membership of the Committee
The Committee comprised the following independent Non-Executive Directors during the year ended 30 June 2006:

•	David Evans

•	Nicholas Ferguson (Chairman)

•	Jacques Nasser
Jacques Nasser resigned as Chairman and Nicholas Ferguson assumed the role in January 2006. There have been no other changes to the membership of the Committee during the year.
During the year, the Committee sought the advice of James Murdoch, the CEO, on matters relating to the Executive Directors and Senior Executives who report to him and advice from the Director of People and Organisational Development; the Committee was supported by the Company Secretary, and the finance function. The CEO was not present when matters affecting his remuneration were considered. The Chairman, Rupert Murdoch, did not attend any Remuneration Committee meetings during the year.
2. Advisors
The Committee has engaged the services of both a lead adviser (Patterson Associates LLP.) and a support adviser (New Bridge Street Consultants LLP). The lead adviser advises the Committee and the Company on overall direction and acts as the primary lead for advice. The support adviser advises on share based awards, performance monitoring, remuneration data and accounting including IFRS and US GAAP for any existing or new incentives and remuneration schemes and provides analytical support. The support adviser works in conjunction with the lead adviser.
3. Remuneration policy
The Committee’s reward policy reflects its aim to align Executive Directors’ remuneration with shareholders’ interests and to engage world-class executive talent for the benefit of the Group. The main principles of the policy are that:

•	Total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates.

•	The majority of the total reward should be linked to the achievement of demanding performance targets.

•	Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its major benchmark.
Executive Directors are not allowed to take on the chairmanship of a FTSE 100 company, but are allowed to take up one external non-executive FTSE 100 appointment and retain any payments in respect of this appointment.
In formulating its remuneration policy, the Committee is keen to understand shareholders’ views on executive remuneration. From time to time, the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee’s policy, and has taken their advice into account in arriving at remuneration decisions.
The Committee believes that performance share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee also believes that the Group’s historically strong operational performance has led the market to expect continued excellence in operational delivery. Accordingly, 70% of the Long-Term Incentive Plan (“LTIP”) vests based on operational performance, while 30% vests based on Total Shareholders Return (“TSR”) relative to the constituents of the FTSE 100. The operational performance conditions chosen include earnings per share (“EPS”), free cash flow per share (“FCF”) and Direct to Home (“DTH”) subscriber growth.
As detailed in last year’s Annual Report, in 2005 the Company implemented an alignment programme to convert outstanding historical share awards to the new set of measures being used going forward. All of the Company’s long-term incentives are now aligned in three important ways: time horizon; denomination; and performance measurement. All LTIP programmes are now measured over three years, they are all based on performance shares, and use the performance measures described above for the LTIP.
The Committee also recognises that the interactions between different areas of the business in creating long-term shareholder value are complex. Therefore, rather than Senior Executives being incentivised primarily through measures relevant to their own business area, the remuneration of Senior Executives now emphasises a smaller number of Group-wide goals, in order to maximise the benefits of teamwork and collaboration across the Group.
The Executive Directors of the Company are employed on twelve-month rolling contracts.

4. Elements of Executive Director remuneration
4.1 Remuneration Mix
The Executive Directors’ and Senior Executives’ total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Committee to ensure that it continues to support the Group’s objectives.
Overview of current remuneration elements for executives, including Executive Directors

Performance
Element	Objective	Period	Performance Conditions

Base salary (see page 80)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Not applicable	Reviewed annually on the basis of external market benchmarking and/or reference to internal positioning

Annual bonus (see page 81)	Rewards achievement of short- term objectives set during the year	One year	Cash award is subject to achievement of team and individual objectives. For Executive Directors, award is wholly dependent on group-level objectives (Earnings, cash and subscriber growth).

LTIP (see page 81)	Rewards the achievements of long-term objectives set during the year of award	Three years	30% of the award is subject to achievement of relative TSR performance vs. the FTSE 100 over three years. 70% of the award is subject to achievement of operating targets for earnings per share, cashflow per share and DTH subscriber growth.

In the year ended 30 June 2006, approximately three quarters of Executive Directors’ remuneration was performance-related, as shown by the chart below:
Notes to chart:

•	Annual bonus valuation assumes on-target performance

•	LTIP valuation assumes annualised expected value, where expected value is face value at the time of grant, discounted to reflect expected vesting for target performance.
4.2 Basic salary
The basic salary for each Executive Director and Senior Executive is determined by the Committee taking account the recommendations of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates. Salaries for the CEO and CFO are periodically benchmarked against a subset of the FTSE 100.

4.3 Annual bonus
Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. For the Executive Directors the level of bonus paid depends purely on Group-wide operational performance measures specifically, Operating Profit, Free Cash Flow and DTH Subscriber Growth. For the Senior Executives these operational performance measures contribute to 75% of their bonus with the additional 25% attributable to the performance of that individual’s performance area. For the CEO, the maximum bonus that may be awarded is 200% of salary, and for on-target performance, he would receive 130% of salary, while for the CFO, these percentages are 160% and 110% respectively.
4.4 LTIP
The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee. LTIP awards are satisfied using shares purchased in the market.
Design of LTIP plan
The LTIP has a structure tailored to the needs of the Company in which grants are made every year, but vesting occurs biennially, designed to reduce Executives’ reliance on annual vesting of LTIP awards. In the first year, an Executive is granted an award of shares that vests at the end of the three year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to 100% of the year one award can be made. This award vests at the same time as the first award. While second year grants are linked to the previous year and therefore capped, the size of first year grants is determined by the Committee on the basis of a range of factors including internal, and external market benchmarks. A number of shares are granted and therefore values in relation to salary may vary with share price movements.
Performance conditions for LTIP plan
The awards vest, in full or in part, dependent on the satisfaction of specified performance targets. Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award. As explained in section 3 (Remuneration Policy), vesting is based partly on relative TSR, and partly on operational measures.
TSR Performance
30% of the award vests dependent on TSR performance over the three year performance period, relative to the constituents of the FTSE 100 at the time of grant. If the Company’s TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one third of the award vests. For performance in the upper quartile, the whole award vests.

For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:
TSR calculations are conducted independently by New Bridge Street Consultants LLP, employing a methodology which averages share prices over 3 months prior to grants and the three months prior to the end of the three year performance period.
Operational performance
70% of the award is based on operational measures:

•	EPS

•	FCF

•	Growth in DTH subscribers.
5. Other share plans
5.1 Management Long Term Incentive Plan (“Management LTIP”)
The Company now operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme (see below). It is intended that selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. In the past this plan was open to only a small number of managers within the Group but there will be more participants going forward. Awards under this scheme are made at the discretion of the CEO. The Management LTIP mirrors the LTIP for Senior Executives and Executive Directors, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the delivery of shares purchased in the market.
5.2 Executive Share Option Schemes (“Executive Schemes”)
The Company operates Approved and Unapproved Executive Share Option Schemes under Her Majesty’s Revenue & Customs (“HMRC”) guidelines.
Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. It is the Committee’s intention that no further options will be granted to any employee of the Group during the year.
5.3 Sharesave Scheme
The Sharesave Scheme is open to all UK/Irish employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year end results.

6. Pensions
The Group provides pensions to eligible employees through the BSkyB Pension Plan (“Pension Plan”), which is a defined contribution plan. Employees contribute a minimum of 4% of pensionable salary into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.
Until 5 April 2006, for those Executives whose pensionable salary was restricted by the cap on pensionable earnings introduced in 1989, employee and employer pension contributions may have been restricted. In such cases, a cash supplement was paid to the Executive equal to the shortfall in the 8% employer contribution rate.
The Company has reviewed its policy following changes to the tax regime for pensions. Since 6 April 2006, contributions on full salary are being paid into the Pension Plan by the Company and by Executives. This replaces the use of cash supplements, allows for a consistent approach between Executives and provides a cost saving to the Company since it involves a reduction in National Insurance contributions.
Where an Executive’s pension benefits might exceed his or her Lifetime Allowance, the Company will, however, offer an alternative to continued membership of the Pension Plan of a cash allowance equal to the employer pension contribution.
7. Other benefits
Executive Directors are entitled to a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan and private medical insurance.
8. Service agreements
Policy
The Committee introduced a policy that Executive Directors’ service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case by case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director’s total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.
James Murdoch
James Murdoch has a service agreement with the Company which commenced on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. James Murdoch’s remuneration consists of a base salary of £825,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.
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
On termination of the agreement, James Murdoch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination, plus his Expense Allowance equal to the value received over the previous twelve months, except that the Expense Allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination. James Murdoch would be entitled to a bonus in full if he was able to terminate his employment for cause.

Jeremy Darroch
Jeremy Darroch has a service contract with the Company that commenced on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. Jeremy Darroch’s remuneration consists of a base salary of £500,000 per annum. Jeremy Darroch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.
Jeremy Darroch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance and an entitlement to participate in the LTIP.
Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.
On termination of the agreement, Jeremy Darroch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. Jeremy Darroch would be entitled to a bonus in full if he was able to terminate his employment for cause.
Jeremy Darroch was appointed as a Non-Executive Director of Marks & Spencer Group plc on 1 February 2006 and retained fees, for this appointment, of £22,000 for the period 1 February 2006 to 30 June 2006.
9. Non-Executive Directors
The basic fees payable to the Non-Executive Directors and the Chairman, set by the Board of Directors, were £42,600 each for the financial year. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The basic fees payable to the Non-Executive Directors for the year ending 30 June 2007 will increase to £44,700. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee. The Chairmen of the Board, the Audit Committee, the Remuneration Committee, and the Corporate Governance & Nominations Committee, and the Senior Independent Non-Executive Director each receive an additional £10,000 per annum. Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed.
The dates on which the Non-Executive Directors’ initial service agreements/ letters of appointment commenced and current expiry dates are as follows:

Expiry date of current
service agreement or
	Commencement Date	letter of appointment

Chase Carey(i)	13 February 2003	3 November 2006
David DeVoe(iii)	15 December 1994	3 November 2006
David Evans	21 September 2001	November 2008*
Nicholas Ferguson(i)	15 June 2004	3 November 2006
Andrew Higginson	1 September 2004	November 2008*
Allan Leighton	15 October 1999	November 2008*
Rupert Murdoch(iii)	3 November 1990	3 November 2006
Jacques Nasser(i)	8 November 2002	3 November 2006
Gail Rebuck(iv)	8 November 2002	November 2007*
Lord Rothschild(iv)	17 November 2003	November 2007*
Arthur Siskind(iii)	19 November 1991	3 November 2006
Lord St John of Fawsley(ii)	20 November 1991	3 November 2006
Lord Wilson of Dinton	13 February 2003	November 2008*

*	These letters of appointment will expire on the day of the Company’s AGM in either November 2007 or 2008, the dates of which have yet to be agreed.
All Directors are subject to retirement by rotation and reappointment by shareholders in accordance with the Company’s current Articles of Association (see “Shareholder Information”).
Notes:

(i)	Non-Executive Directors retiring by rotation and offering themselves for reappointment by shareholders at the Company’s next AGM, to be held on 3 November 2006. James Murdoch will also retire by rotation.

(ii)	Lord St John of Fawsley will retire by rotation but will not offer himself for reappointment by shareholders at the Company’s next AGM.

(iii)	David DeVoe, Arthur Siskind and Rupert Murdoch are subject to annual reappointment by shareholders in accordance with requirement A.7.2. of the Combined Code as they have served as Non-Executive Directors for longer than nine years.

(iv)	Gail Rebuck and Lord Rothschild will be subject to retirement by rotation and reappointment by shareholders at the Company’s AGM in 2007, the date of which has yet to be agreed. In accordance with the Company’s current Articles of Association, one-third of the Directors must retire by rotation. Therefore, assuming that the Board continues to comprise fifteen Directors, five Directors will be required to retire by rotation at the Company’s AGM in 2007 (in addition to those then subject to annual reappointment). Accordingly, the remaining three Directors to retire by rotation in 2007 will be selected by drawing lots from those Directors who would otherwise be due to retire by rotation at the AGM of the Company to be held in 2008.
Non-Executive Directors’ service agreements do not contain a notice period.
10. Performance graph
The following graph shows the Company’s performance measured by TSR to 30 June 2006. This graph shows the growth in the value of a hypothetical £100 holding in the Company’s ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market index for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company’s long-term incentive plans.
Breakdown of shareholder return from 1 July 2001 to 30 June 2006

11. Share interests
The interests of the Directors in the ordinary share capital of the Company during the year were:

	At		At		At
	27 July		30 June		30 June
Name of Director	2006		2006		2005

David Evans	16,000	*	16,000	*	16,000	*
Nicholas Ferguson	10,000		10,000		10,000
Andrew Higginson	2,000		2,000		2,000
Lord Rothschild	100,000		100,000		100,000
Lord St John of Fawsley	2,000		2,000		2,000
Lord Wilson of Dinton	486		486		486

*	Held in the form of 4,000 ADSs (“American Depositary Share”), one ADS is equivalent to four ordinary shares.
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
Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2006 and 27 July 2006. At 30 June 2006, the ESOP was interested in 4,448,876 ordinary shares in which the Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985 (see note 24 of the consolidated financial statements). At 27 July 2006, the ESOP was interested in 4,381,463 ordinary shares.
At 27 July 2006, 38.36% of the Company’s shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to News Corporation’s Quarterly Report on Form 10-Q for the period ended 31 March 2006 filed with the SEC on 11 May 2006, as a result of Rupert Murdoch’s ability to appoint certain members of the Board of Directors of the corporate trustee of the A.E. Harris Trust, which beneficially owns 2.8% of News Corporation’s Class A Common Stock and 30.0% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the A.E. Harris Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 0.8% of News Corporation’s Class A Common Stock and 1.1% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 3.5% of News Corporation’s Class A Common Stock and 31.1% of its Class B Common Stock.
During the year ended 30 June 2006, the share price traded within the range of £4.785 to £5.79 per share. The middle-market closing price on the last working day of the financial year was £5.735.

12. Directors’ remuneration
The emoluments of the Directors for the years ended 30 June 2006, 2005 and 2004 are shown below:

				Total		Total	Total	Total
				Emoluments		emoluments	emoluments	emoluments
				before		including	including	including
	Salary and	Bonus		pension		pension	pension	pensions
	fees	Scheme (vi)	Benefits	2006	Pensions (vii)	2006	2005	2004
	£	£	£	£	£	£	£	£

Executive
James Murdoch	825,000	1,650,000	208,606	2,683,606	65,679	2,749,285	2,226,377	1,480,578
Jeremy Darroch	500,000	760,000	25,043	1,285,043	39,915	1,324,958	1,127,217	—
Non-Executive
Rupert Murdoch	52,600	—	—	52,600	—	52,600	45,400	48,375
Chase Carey	42,600	—	—	42,600	—	42,600	40,600	38,600
David Devoe	42,600	—	—	42,600	—	42,600	40,150	48,151
David Evans	47,600	—	—	47,600	—	47,600	45,600	43,600
Nicholas Ferguson	51,805	—	—	51,805	—	51,805	45,600	2,012
Andrew Higginson	47,600	—	—	47,600	—	47,600	38,000	—
Allan Leighton	57,600	—	—	57,600	—	57,600	50,600	46,747
Jacques Nasser	53,395	—	—	53,395	—	53,395	50,700	43,792
Gail Rebuck	47,600	—	—	47,600	—	47,600	45,600	43,600
Lord Rothschild	57,600	—	—	57,600	—	57,600	50,600	29,744
Arthur Siskind	47,600	—	—	47,600	—	47,600	45,400	46,010
Lord St John of Fawsley(i)	42,600	—	—	42,600	—	42,600	50,400	47,035
Lord Wilson of Dinton	57,600	—	—	57,600	—	57,600	50,600	44,894
Former Directors
Tony Ball(ii)	—	—	—	—	—	—	—	13,184,745
Philip Bowman(iii)	—	—	—	—	—	—	—	18,069
Martin Stewart(iv)	—	—	—	—	—	—	2,317,127	1,059,926
John Thornton(v)	—	—	—	—	—	—	—	46,110
Total emoluments	1,973,800	2,410,000	233,649	4,617,449	105,594	4,723,043	6,269,971	16,271,988

Notes:

(i)	Lord St John of Fawsley received a payment of £10,000 relating to unpaid fees for the period September 2002 to November 2003, when he was the Senior Independent Director and Chairman and member of the Nominations Committee.

(ii)	Tony Ball resigned as a Director of the Company on 4 November 2003. Details of the emoluments Tony Ball received during the fiscal year ended 30 June 2004 were disclosed in the Company’s 2004 Annual Report on Form 20-F.

(iii)	Philip Bowman resigned as a Director of the Company on 14 November 2003.

(iv)	Martin Stewart resigned as a Director of the Company on 4 August 2004.

(v)	John Thornton resigned as a Director of the Company on 11 May 2004.

(vi)	The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2006.

(vii)	James Murdoch received a payment of £21,844 (2005: £23,125) in relation to the shortfall in his pension arrangements. Employer contributions of £43,835 (2005: £36,555) were paid into the BSkyB Pension Plan.

Jeremy Darroch received a payment of £5,625 (2005: £6,219) in relation to the shortfall in his pension arrangements. Employer contributions of £34,290 (2005: £26,949) were paid into the BSkyB Pension Plan.

13. LTIP
Details of outstanding awards to Executive Directors under the LTIP are shown below:

	Number of shares under award

	At	Granted	Exercised	Lapsed	At			Date from
	30 June	during	during	during	30 June	Exercise	Date of	which	Expiry
Name of Director	2005	the year	the year	the year	2006	Price	award	exercisable	date

James Murdoch	450,000	—	—	—	450,000	n/a	11.08.04	11.08.07	11.08.08
	—	382,500	—	—	382,500	n/a	08.11.05	11.08.07	11.08.08
Jeremy Darroch	250,000	—	—	—	250,000	n/a	16.08.04	16.08.07	16.08.08
	—	212,500	—	—	212,500	n/a	08.11.05	16.08.07	16.08.08

The awards took the form of nil-priced options and were not enhanced to meet the employer’s National Insurance obligations.
Notes: The performance conditions attaching to these awards are set out in section 4.4 (LTIP)
14. Sharesave Scheme options
Details of all outstanding options held under the Sharesave Scheme are shown below:

	Number of shares under options
						Date
	At	Granted	Exercised	At		from
	30 June	during	during the	30 June	Exercise	which	Expiry
Name of Director	2005	the year	year	2006	Price	exercisable	date

Jeremy Darroch	4,281	—	—	4,281	£3.86	01.02.10	01.08.10

Options under the Company’s Sharesave Scheme are not subject to performance conditions.
Signed on behalf of the Board
Nicholas Ferguson
Remuneration Committee Chairman
27 July 2006

FINANCIAL STATEMENTS
STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (“IFRS”) and have also elected to prepare financial statements for the Company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.
IAS 1 — Presentation of Financial Statements (“IAS 1”) requires that financial statements present fairly, for each financial year, the Group and the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognitions criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and presentation of financial statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and

•	provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance.
The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors’ report and a directors’ remuneration report which comply with the requirements of the Companies Act 1985.
The Directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Members of:
British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD
We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries (collectively, “the Group”) as at 30 June 2006 and 2005, and the related consolidated income statements, statements of recognised income and expense, and cash flow statements for each of the two years in the period ended 30 June 2006 (all expressed in pounds sterling). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of British Sky Broadcasting Group plc and subsidiaries as at 30 June 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 30 June 2006 in conformity with International Financial Reporting Standards as adopted by the European Union.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.
Deloitte & Touche LLP
London, United Kingdom
27 July 2006

[This page is intentionally left blank]

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Income Statement for the year ended 30 June 2006

		2006		2005
	Notes	£m		£m

Revenue	2	4,148		3,842
Operating expense	3	(3,271)		(3,020)
Operating profit		877		822

Share of results of joint ventures and associates	14	12		14
Investment income	4	52		29
Finance costs	4	(143)		(87)
Profit on disposal of joint venture	5	—		9
Profit before tax	6	798		787

Taxation	8	(247)		(209)
Profit for the year	24	551		578

Earnings per share (in pence) from profit for the year
Basic	9	30.2	p	30.2	p
Diluted	9	30.1	p	30.2	p

The accompanying notes are an integral part of this consolidated income statement.
Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2006

	2006	2005
	£m	£m

Profit for the year	551	578

Net gains (losses) recognised directly in equity
Cash flow hedges	(160)	(22)
Tax on cash flow hedges	48	6
	(112)	(16)

Amounts reclassified and reported in the Income Statement
Cash flow hedges	106	4
Tax on cash flow hedges	(32)	(1)
	74	3

Net losses not recognised in profit for the year	(38)	(13)

Total recognised income and expense for the year	513	565

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

Consolidated Balance Sheet as at 30 June 2006

		2006	2005
	Notes	£m	£m

Non-current assets
Goodwill	11	623	417
Intangible assets	12	218	202
Property, plant and equipment	13	519	335
Investments in joint ventures and associates	14	28	23
Available for sale investments	15	2	2
Deferred tax assets	16	100	105
Derivative financial assets	22	—	9
		1,490	1,093

Current assets
Inventories	17	324	321
Trade and other receivables	18	489	331
Short-term deposits	22	647	194
Cash and cash equivalents	22	816	503
Derivative financial assets	22	7	14
		2,283	1,363

Total assets		3,773	2,456

Current liabilities
Borrowings	21	163	—
Trade and other payables	19	1,247	1,031
Current tax liabilities		68	100
Provisions	20	6	13
Derivative financial liabilities	22	49	6
		1,533	1,150

Non-current liabilities
Borrowings	21	1,825	982
Other payables	21	66	25
Provisions	20	19	—
Derivative financial liabilities	22	209	112
		2,119	1,119

Total liabilities		3,652	2,269

Shareholders’ equity	24	121	187

Total liabilities and shareholders’ equity		3,773	2,456

The accompanying notes are an integral part of this consolidated balance sheet.
These financial statements have been approved by the Board of Directors on 27 July 2006 and were signed on its behalf by:

James Murdoch Chief Executive Officer	Jeremy Darroch Chief Financial Officer

Consolidated Cash Flow Statement for the year ended 30 June 2006

			2006	2005
	Notes		£m	£m

Cash flows from operating activities
Cash generated from operations	25a	)	1,004	989
Interest received			43	28
Taxation paid			(172)	(103)
Net cash from operating activities			875	914

Cash flows from investing activities
Dividends received from joint ventures and associates			7	12
Funding to joint ventures and associates			(3)	(4)
Repayments of funding from joint ventures and associates			1	8
Proceeds from the sale of a joint venture			—	14
Purchase of property, plant and equipment			(169)	(149)
Purchase of intangible assets			(43)	(92)
Proceeds from the sale of equity investments			—	1
Increase in short-term deposits			(453)	(60)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	28		(209)	—
Net cash used in investing activities			(869)	(270)

Cash flows from financing activities
Proceeds from issue of Guaranteed Notes			1,014	—
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)			13	4
Purchase of own shares for ESOP			(17)	(14)
Purchase of own shares for cancellation			(408)	(416)
Interest paid			(105)	(91)
Dividends paid to shareholders			(191)	(138)
Net cash from (used in) financing activities			306	(655)

Effect of foreign exchange rate movements			1	1
Net increase (decrease) in cash and cash equivalents			313	(10)

Cash and cash equivalents at the beginning of the year			503	513

Cash and cash equivalents at the end of the year			816	503

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to the consolidated financial statements

1.	Accounting policies
British Sky Broadcasting Group plc (the “Company”) is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom (“UK”). The consolidated financial statements include the Company and its subsidiaries (together, the “Group”) and its interests in associates and jointly-controlled entities.
a) Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees) as adopted for use in the European Union (“EU”), the Companies Act 1985 and Article 4 of the IAS Regulations. IFRS differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”) — see note 32.
These are the Group’s first annual consolidated financial statements since adopting IFRS, and the Group has elected 1 July 2004 as the date of transition to IFRS (the “Transition Date”). This transition date complies with the Securities and Exchange Commission’s (“SEC’s”) decision to provide an exemption from the provision of a second year of comparative financial information for foreign registrants in the first year in which they adopt IFRS. In subsequent years, the Group will produce two years of comparative financial information for SEC reporting purposes.
The following IFRSs have been adopted from the Transition Date, which is earlier than required under the IFRS transitional provisions: IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 2 “Share-based Payment” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.
b) Basis of preparation
The consolidated financial statements have been prepared on an historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below, and on a going concern basis.
The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2006 this date was 2 July 2006, this being a 52 week year (fiscal year 2005: 3 July 2005, 53 week year). For convenience purposes, the Group continues to date its financial statements as of 30 June 2006.
The Group has classified assets and liabilities as current when they are expected to be realised in, settled in, or intended for sale or consumption in, the normal operating cycle of the Group.
c) Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the date control of the subsidiaries commences until the date that control ceases.

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

ii. Associates and joint ventures

Associates are entities where the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Joint ventures are those entities which are jointly controlled by the Group under a contractual agreement with another party or parties.

1.	Accounting policies (continued)

These consolidated financial statements include the Group’s share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on the present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see accounting policy k). When the Group’s interest in an associate or joint venture has been reduced to nil because the Group’s share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or made payments on behalf of the associate or joint venture. Where the disposal of an investment in an associate or joint venture is considered to be highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.
d) Foreign currency translation
The Group’s functional currency and presentational currency is pounds sterling. Trading activities denominated in foreign currencies are recorded in pounds sterling at the actual exchange rates as of the date of the transaction. Monetary assets, liabilities and commitments denominated in foreign currencies at the balance sheet date are reported at the rates of exchange at that date. Non-monetary assets and liabilities denominated in foreign currencies are translated to pounds sterling at the exchange rate prevailing at the date of the initial transaction. Gains and losses from the retranslation of assets and liabilities are included net in profit for the year, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.
The assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the year. Any exchange differences arising are classified as equity and transferred to the Group’s foreign exchange reserve.
e) Derivative financial instruments and hedging activities
The Group uses a number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.
Derivatives are held at fair value from the date that a derivative contract is entered into. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments is estimated with reference to the contracted value and the appropriate market value prevailing at the balance sheet date. Certain derivatives held by the Group which relate to highly probable forecast transactions (“hedged items”), that meet qualifying criteria under IAS 39, are designated as cash flow hedges, and are subject to cash flow hedge accounting. Other derivatives held by the Group do not meet the qualifying criteria for recognition for accounting purposes as cash flow hedges, despite this being their economic function. Changes in the fair values of these derivatives are recognised immediately in the income statement. The Group does not hold or issue derivatives solely for speculative purposes.
Derivatives that qualify for cash flow hedge accounting
Changes in the fair values of derivatives that are designated as cash flow hedges (“hedging instruments”) are initially recognised in the hedging reserve. In circumstances where only the intrinsic value of a derivative is designated as a cash flow hedge, only the intrinsic value of the derivative is initially recognised in the hedging reserve, with all other movements being recognised in the income statement. Amounts accumulated in the hedging reserve are subsequently recognised in the income statement in the periods across which the related hedged items are recognised in the income statement.
When a hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no

1.	Accounting policies (continued)

longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the hedging instruments are immediately recognised in the income statement.
The ongoing effectiveness of the Group’s cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group’s hedging instruments is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in the income statement.
Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognised within the income statement during the period in which they arise.
f) Goodwill and intangible assets

i. Goodwill

Business combinations that have occurred since the Transition Date are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the fair value cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Where a business combination occurs in several stages, as a result of successive share purchases, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase. Any movement in the fair value of the Group’s share of net assets held previously is recognised in a revaluation reserve.

In respect of business combinations that occurred prior to the Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the goodwill’s carrying value under the Group’s United Kingdom Generally Accepted Accounting Principles (“UK GAAP”) accounting policies on the Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

Goodwill is stated at cost less any impairment losses and is tested, at least annually, for impairment, based on the recoverable amounts of the cash generating unit to which the goodwill has been allocated. Any impairment identified is recognised immediately in the income statement and is not subsequently reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.

ii. Intangible assets

Research expenditure is recognised in the income statement as the expenditure is incurred. Development expenditure (relating to the application of research knowledge to plan or design new or substantially improved products for sale or use within the business) is recognised as an intangible asset from the point at which it is probable that the Group has the intention and ability to generate future economic benefits from the development expenditure, that the development is technically feasible and that the subsequent expenditure

1. Accounting policies (continued)

can be measured reliably. Any other development expenditure is recognised in the income statement as incurred.

Other intangible assets, which are acquired by the Group separately or through a business combination, are stated at cost less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

Amortisation of an intangible asset begins when the asset is available for use, and is charged to the income statement through operating expenses on a straight-line basis over the intangible assets’ estimated useful life, principally being a period of no more than ten years, unless the asset life is judged to be indefinite. If the useful life is indefinite or the asset is not yet available for use, no amortisation is charged and an impairment test is carried out at least annually. Other intangible assets are tested for impairment in line with accounting policy (k) below.
g) Property, plant and equipment (“PPE”)

i. Owned assets

Property, plant and equipment are stated at cost, net of accumulated depreciation and any impairment losses, (see accounting policy k), other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

When an item of property, plant and equipment is comprised of major components having different useful economic lives, the components are accounted for as separate items of property, plant and equipment.

ii. Leased assets

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as property, plant and equipment (see accounting policy p).

iii. Depreciation

The cost of PPE, less estimated residual value, is depreciated in the income statement on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal useful economic lives used for this purpose are:

Freehold buildings	25 years
Leasehold improvements	Lower of lease term and the useful economic life of the asset
Equipment, furniture and fixtures	3 to 10 years
Assets under finance leases	Lower of lease term and the useful economic life of the asset

iv. Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.
h) Inventories

i. Acquired and commissioned television programme rights

Programme rights are stated at the lower of cost and net realisable value (“NRV”), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date.

Programme rights are recorded in inventories when the programmes are available for transmission. Contractual obligations for television programme rights not yet available for transmission are not included in inventories and are instead disclosed as contractual commitments (see note 26). Payments made upon receipt

1.	Accounting policies (continued)

of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

The cost of television programme rights is recognised in the operating expense line of the income statement, primarily as described below:

Sports — 100% of the cost is recognised in the income statement on the first showing or, where the rights are for multiple seasons or competitions, such rights are principally recognised on a straight-line basis across the seasons or competitions.

News — 100% of the cost is recognised in the income statement on first showing.

General entertainment — The cost is recognised in the income statement based on the expected profile of transmission.

Movies — The cost is recognised in the income statement on a straight-line basis over the period of transmission rights.

Where programme rights are surplus to the Group’s requirements, and no gain is anticipated through a disposal of the rights, or where the programming will not be broadcast for any other reason, a write-down to the income statement is made. Any reversals of inventory write-downs are recognised as reductions in operating expense.

ii Digiboxes and related equipment

Digiboxes (including Sky+ boxes and High Definition boxes) and related equipment are valued at the lower of cost and NRV, the latter of which reflects the value the business expects to realise from the digiboxes and the related equipment in the hands of the customer, and are recognised through the operating expenses line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the digibox upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers. The amount recognised in the income statement as the inventories are sold is recognised on a first-in first-out basis (“FIFO”).

iii Raw materials, consumables and goods held for resale

Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV. The cost of raw materials, consumables and goods held for resale is recognised through the operating expenses line of the income statement on a FIFO basis.
i) Financial assets and liabilities
Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each balance sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial assets are derecognised from the balance sheet when the Group’s contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the Group’s balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

i. Equity investments

Equity investments intended to be held for an indefinite period of time are classified as available for sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in reserves. Where the fair value cannot be reliably measured, the investment is carried at cost. Any impairment losses in equity investments are recognised in the income statement and are not reversible under any circumstances. Available for sale investments are included within non-current assets unless management have the intention of holding the investment for less than twelve months from the

1.	Accounting policies (continued)

balance sheet date, in which case they are included in current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

ii. Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments and are measured at amortised cost using the effective interest method. Trade and other receivables, with no stated interest rate, are measured at the original invoice amount if the effect of discounting is immaterial. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the income statement.

iii.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of 3 months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are included as a component of cash and cash equivalents where offset conditions are met.

iv. Short-term deposits

This includes short-term deposits and commercial paper which have maturity dates of more than 3 months from inception. These deposits are initially recognised at fair value, and then carried at amortised cost or fair value through the income statement less any allowance for impairment losses.

v. Trade and other payables

Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables, with no stated interest rate, are measured at the original invoice amount if the effect of discounting is immaterial.

vi. Borrowings

Borrowings are recorded as the proceeds received, net of direct issue costs. Finance charges, including any premium payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement using the effective interest method and are added to the carrying amount of the underlying instrument to which they relate, to the extent that they are not settled in the period in which they arise.
j) Transponder rental prepayments
Payments made in respect of future satellite broadcast capacity have been recorded as prepaid transponder costs. These payments are recognised in the income statement on a straight-line basis over the term of the agreement.
k) Impairment
At each balance sheet date, and in accordance with IAS 36 “Impairment of Assets”, the Group reviews the carrying amounts of all its assets excluding inventories (see accounting policy h), non-current assets classified as held for sale, financial assets (see accounting policy i) and deferred taxation (see accounting policy q) to determine whether there is any indication that any of those assets have suffered an impairment loss.
An impairment, other than an impairment of an investment in a joint venture or associate, is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. An impairment of an investment in a joint venture or associate is recognised within the share of profit from joint ventures and associates. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual

1.	Accounting policies (continued)

asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to those units, and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.
An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Any impairment loss in respect of goodwill is irreversible.
l) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation to make a probable transfer of economic benefits as a result of past events. The amounts recognised represent the Group’s best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material using a market rate adjusted for risks specific to the liability.
m) ESOP reserve
Where the Company or its subsidiaries purchase the Company’s own equity shares, the cost of those shares, including any attributable transaction costs, is presented within the ESOP reserve as a deduction in shareholders’ equity in the consolidated financial statements.
n) Revenue recognition
Revenue, which excludes value added tax and transactions between Group companies, represents the gross inflow of economic benefit from Sky’s operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Group’s main sources of revenue are recognised as follows:

—	Revenue from the provision of direct-to-home (“DTH”) subscription services, including residential broadband services and revenue associated with sale of the customer magazine, is recognised as the goods or services are provided, net of any discount given. Pay-per-view revenue is recognised when the event, movie or football match is viewed.

—	Cable revenue is recognised as the services are provided to the cable wholesalers and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable wholesalers, and the applicable rate card.

—	Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales where Sky acts as an agent on behalf of third parties is recognised on a net commission basis.

—	Betting and gaming revenues are recognised in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). Sky Bet revenues therefore represent income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.

—	Sky Active revenues include income from online advertising, email, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform. All Sky Active revenues are recognised in the income statement when the goods or services are delivered.

—	Other revenue principally includes income from installations, digibox sales (including the sales of Sky+, Multiroom boxes and High Definition boxes), Sky Talk, service calls, warranties, customer management service fees, access control fees, SkyCard, Sky Mobile TV and the supply of broadband services to business customers. Other revenues are recognised, net of any discount given, when the relevant goods or service are provided.

1.	Accounting policies (continued)

o) Employee benefits

Wages, salaries and social security contributions
Wages, salaries, social security contributions, bonuses payable and non-monetary benefits for current employees, are recognised in the income statement as the employees’ services are rendered.

Pension obligations
The Group provides pensions to eligible employees through defined contribution schemes. The amount charged to the income statement in the year represents the cost of contributions payable by the Group to the schemes in exchange for employee services rendered in that year. The assets of the schemes are held independently of the Group.

Termination benefits
Termination benefits are recognised as a liability when, and only when, the Group has a demonstrable commitment to terminate the employment of an employee or group of employees before the normal retirement date or as the result of an offer to encourage voluntary redundancy.

Equity compensation benefits
The Group issues equity-settled share-based payments to certain employees which must be measured at fair value and recognised as an expense in the income statement with a corresponding increase in equity. The fair values of these payments are measured at the dates of grant using option-pricing models, taking into account the terms and conditions upon which the awards are granted. The fair value is recognised over the period during which employees become unconditionally entitled to the awards, subject to the Group’s estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. Where an award has market-based performance conditions, the fair value of the award is adjusted at the date of grant for the probability of achieving these via the option pricing model. The total amount recognised in the income statement as an expense is adjusted to reflect the actual number of awards that vest, except where forfeiture is due to the failure to meet market-based performance measures.
In accordance with the transitional provisions in IFRS 1, and IFRS 2 “Share-based payment”, the recognition and measurement principles in IFRS 2 have only been applied to options and awards granted after 7 November 2002 that had not vested by 1 January 2005.

p) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset to the lessee. All other leases are classified as operating leases.

The Group as lessor
Sublease income from operating leases is recognised on a straight-line basis over the term of the lease.

The Group as lessee
Assets held under finance leases are recognised as assets of the Group at their fair value on the date of acquisition, or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reductions of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.
The lease expense arising from operating leases is charged to the income statement on a straight line basis over the term of the lease, unless another systematic basis is more appropriate. Benefits received and receivable as incentives to enter into operating leases are recorded on a straight line basis over the lease term.

1.	Accounting policies (continued)

q) Taxation, including deferred taxation
The Group’s liability for current tax is based on taxable profit for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.
Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. Temporary differences arising from Goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted.
Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

r) Dividends
Dividends are recognised in the retained earnings reserve in the period in which they are declared or paid.

s) Earnings per share
Basic earnings per share represents the profit for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group’s ESOP during the year to satisfy employee share awards.
Diluted earnings per share represents the profit for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group’s ESOP Trust during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options and other potential ordinary shares outstanding during the year.

t) Reportable segments
A reportable segment, as defined by IAS 14 “Segmental Reporting”, is a distinguishable business or geographical component of the Group, that provides products or services, that are subject to risks and rewards that are different from those of other segments. The Group has no reportable segments within its business.

u) Accounting standards, interpretations and amendments to existing standards that are not yet effective
The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only mandatory for the Group’s accounting periods beginning on or after 1 July 2006, or later periods. These new standards are listed below:

—	Amendment to IAS 21 ‘Net Investment in a Foreign Operation’ (effective from 1 July 2006)

—	Amendment to IAS 39 and IFRS 4 ‘Financial Guarantee Contracts’ (effective from 1 July 2006)

1.	Accounting policies (continued)

—	Amendment to IAS 39 ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ (effective from 1 July 2006)

—	Amendment to IAS 39 ‘The Fair Value Option’ (effective from 1 July 2006)

—	IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ (effective from 1 July 2006)

—	IFRIC 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ (effective from 1 July 2006)

—	IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment’ (effective from 1 July 2006)

—	IFRIC 7 ‘Applying the restatement approach under IAS 29’ (effective from 1 July 2006)

—	IFRIC 8 ‘Scope of IFRS 2’ (effective from 1 July 2006)

—	IFRIC 9 ‘Reassessment of Embedded Derivatives’ (effective from 1 July 2006)

—	IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ (effective from 1 July 2006)

—	IFRS 7 ‘Financial Instruments: Disclosures’ (effective from 1 July 2007) and amendment to IAS 1 ‘Presentation of Financial Statements — Capital Disclosures’ (effective from 1 July 2007)
The Directors currently anticipate that the adoption of these standards, amendments and interpretations in future periods will not have a material impact on the financial statements of the Group, other than additional disclosure requirements.

v) Critical accounting policies and the use of judgement
Certain accounting policies are considered to be critical to the Group. An accounting policy is considered to be critical if its selection or application materially affects the Group’s financial position or results. The Directors are required to use their judgement in order to select and apply the Group’s critical accounting policies. Below is a summary of the Group’s critical accounting policies and details of the key areas of judgement that are exercised in their application.

(i) Goodwill (see note 11)

—	Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.

—	Judgement is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.
(ii) Revenue (see note 2)

—	Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received and determining the stage of completion of a transaction at the balance sheet date.

—	Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered or on more detailed reviews of individually significant balances.

1.	Accounting policies (continued)

(iii) Property, plant and equipment and intangible assets (see notes 12 and 13)

—	The assessment of the useful economic lives of these assets requires judgement. Depreciation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.

—	Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.

—	Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.
(iv) Programming inventory (see note 17)

—	The key area of judgement in respect of accounting for programming inventory is the assessment of the appropriate period over which to recognise the expense associated with the inventory in the income statement. This assessment requires consideration of the period over which the Group will benefit from the programming inventory, which may not be certain on initial recognition of the inventory.
(v) Deferred tax (see note 16)

—	The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether taxable profits are more likely than not to arise against which the deferred tax can be utilised.

2.	Revenue

	2006	2005
	£m	£m

DTH subscribers	3,154	2,968
Cable subscribers	224	219
Advertising	342	329
Sky Bet	37	32
Sky Active	91	92
Other	300	202
	4,148	3,842

The Group operates the leading pay television broadcasting service in the UK and Ireland, providing television broadcasting services and additional services, which are provided to both retail and wholesale customers.
Revenue arises from goods and services provided to the UK, with the exception of £222 million (2005: £171 million) which arises from services provided to other European countries.

3.	Operating expense

	2006	2005
	£m	£m

Programming	1,599	1,635
Transmission and related functions	234	171
Marketing	622	527
Subscriber management	468	392
Administration(i)	348	295
	3,271	3,020

(i)     In the year ended 30 June 2005, the Group recognised £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

4.	Investment income and finance costs

	2006	2005
	£m	£m

Investment income
Investment income from cash, cash equivalents and short-term deposits	52	29

	2006	2005
	£m	£m

Finance costs
— Interest payable and similar charges
£600 million RCF(i)	—	(4)
£1 billion revolving credit facility (“RCF”)(i)	(2)	(2)
US$300 million of 7.300% Guaranteed Notes repayable in 2006	(14)	(14)
US$600 million of 6.875% Guaranteed Notes repayable in 2009	(30)	(30)
£100 million of 7.750% Guaranteed Notes repayable in 2009	(8)	(8)
US$650 million of 8.200% Guaranteed Notes repayable in 2009	(31)	(32)
US$750 million of 5.625% Guaranteed Notes repayable in 2015 (ii)	(16)	—
£400 million of 5.750% Guaranteed Notes repayable in 2017 (ii)	(16)	—
US$350 million of 6.500% Guaranteed Notes repayable in 2035 (ii)	(8)	—
Finance lease interest	(4)	(1)
	(129)	(91)

— Other finance (expense) income
Remeasurement of borrowings-related derivative financial instruments (not qualifying for hedge accounting)	(10)	5
Remeasurement of programming-related derivative financial instruments (not qualifying for hedge accounting)	(4)	(1)
	(14)	4

	(143)	(87)

(i)     In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel the existing £600 million RCF, and is available for general corporate purposes, but was undrawn at 30 June 2006 (30 June 2005: undrawn). The £1 billion RCF has a maturity date of July 2010. The £2 million charge for the year (2005: £2 million) represents commitment fees for the year ended 30 June 2006.
(ii)     In October 2005, the Group issued Guaranteed Notes (the “new notes”) consisting of US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, £400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017, and US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035.
In accordance with the Group’s treasury policy, various cross-currency swap agreements have been entered into to swap the Group’s exposure from the new notes into pounds sterling. In addition, the Group has entered into pound sterling interest rate swap agreements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount.

5.	Profit on disposal of joint venture
In November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for £14 million in cash, realising a profit on disposal of £9 million. The Group realised no profit or loss on disposal during the year ended 30 June 2006 (see note 14).

6.	Profit before taxation
Profit before taxation is stated after charging (crediting):

	2006	2005
	£m	£m

Cost of inventories recognised as an expense	1,281	1,276
Depreciation of property, plant and equipment	89	47
Amortisation of intangible assets	51	45
Loss on disposal of property, plant and equipment	–	2
Rentals on operating leases and similar arrangements	25	24
Sub-lease rentals received on operating leases	(1)	(1)

Consolidated non-current assets outside the UK were £18 million (2005: nil).

Foreign exchange
Foreign exchange differences recognised in the income statement during the year amounted to a gain of £6 million (2005: Gain of £17 million).

Audit fees
Amounts payable to the auditors are analysed below:

	2006	2005
	£m	£m

Statutory audit services	1	1
Audit-related services	1	1
Audit and audit-related services	2	2

Customer management systems development	4	7
Non-audit related services	4	7

During the year, the Group’s auditors received £4 million (2005: £7 million) in respect of customer management systems development services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

7.	Employee benefits and key management compensation

a)	Group employee benefits

	2006	2005
	£m	£m

Wages and salaries	362	327
Social security costs	38	32
Costs of employee share option schemes(i)	23	25
Contributions to the Group’s pension schemes(ii)	16	14
	439	398

(i) The expense recognised for employee share option schemes relates wholly to equity-settled share-based payments. At 30 June 2006, the total expense relating to non-vested awards not yet recognised was £30 million, which is expected to be recognised over a weighted average period of 1.7 years.
(ii) The Group operates defined contribution pension schemes. The pension charge for the year represents the cost of contributions payable by the Group to the schemes during the year. The Group’s contributions owing to the schemes at 30 June 2006 were £2 million (2005: £1 million).

7.	Employee benefits and key management compensation (continued)

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2006	2005
	Number	Number

Programming	1,479	1,464
Transmission and related functions	1,976	1,588
Marketing	416	238
Subscriber management	5,903	5,275
Administration	1,306	1,266
Betting	136	127
	11,216	9,958

There are approximately 599 temporary staff included within the average number of full-time equivalent people employed by the Group.

b)	Key management compensation (see note 29d)

	2006	2005
	£m	£m

Short-term employee benefits	4	4
Share-based payments	2	1
	6	5

Post employment benefits were less than £1 million (2005: less than £1 million).

8.	Taxation
a) Taxation recognised in the income statement

	2006	2005
	£m	£m

Current tax expense
Current year	147	163
Adjustment in respect of prior years	(6)	(8)
Total current tax charge	141	155

Deferred tax expense
Origination and reversal of temporary differences	106	71
Adjustment in respect of recoverable deferred tax asset	—	(17)
Total deferred tax charge	106	54

Taxation	247	209

8.	Taxation (continued)

b) Deferred tax recognised directly in equity

	2006	2005
	£m	£m

Deferred tax credit (charge) relating to stock options	2	(3)
Deferred tax credit relating to cash flow hedges	16	5
	18	2

c) Reconciliation of effective tax rate
The tax expense for the year is higher (2005: lower) than the standard rate of corporation tax in the UK (30%) applied to profit before tax. The differences are explained below:

	2006	2005
	£m	£m

Profit before tax	798	787
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	239	236

Effects of:
Non-deductible expense	16	7
Tax exempt revenue	(2)	(9)
Over provision in respect of prior years	(6)	(25)
Taxation	247	209

All taxation relates to UK corporation tax.

9.	Earnings per share
The weighted average number of shares for the year was:

	2006	2005
	Millions of	Millions of
	shares	shares

Ordinary shares	1,830	1,917
ESOP trust ordinary shares	(3)	(4)
Basic shares	1,827	1,913

Dilutive ordinary shares from share options	5	4
Diluted shares	1,832	1,917

The calculation of diluted earnings per share excludes 37 million share options (2005: 37 million), which could potentially dilute earnings per share in the future. These options do not currently have a dilutive effect as the exercise price of the options exceeds the average market price of ordinary shares during the year.
Basic and diluted earnings per share is calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

9.	Earnings per share (continued)

	2006	2005
	£m	£m

Reconciliation from profit for the year to adjusted profit for the year
Profit for the year	551	578
Payment from ITV Digital liquidators	—	(13)
Profit on disposal of joint venture	—	(9)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	14	(4)
Tax effect of above items	(4)	5
Increase in estimate of recoverable tax assets in respect of prior years	—	(17)
Adjusted profit for the year	561	540

	2006	2005
	pence	pence

Earnings per share from profit for the year
Basic	30.2p	30.2p
Diluted	30.1p	30.2p
Adjusted earnings per share from profit for the year
Basic	30.7p	28.2p
Diluted	30.6p	28.2p

10.	Dividends

	2006	2005
	£m	£m

Dividends declared and paid during the year
2004 Final dividend paid: 3.25p per ordinary share	—	63
2005 Interim dividend paid: 4.00p per ordinary share	—	77
2005 Final dividend paid: 5.00p per ordinary share	92	—
2006 Interim dividend paid: 5.50p per ordinary share	99	—
	191	140

Dividends proposed after the balance sheet date and not recognised as a liability
2006 Final dividend proposed: 6.70p per ordinary share	120	—

The ESOP has waived its rights to dividends.
Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies’ articles of association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. All dividends were paid out of profits available for distribution.

11.	Goodwill

Total
£m

Carrying value
At 1 July 2004 and 30 June 2005	417

Purchase of the Easynet Group plc (“Easynet”)	202
Other purchases	4

At 30 June 2006	623

Goodwill has principally arisen from the Group’s purchases of the Sports Internet Group (“SIG”), British Interactive Broadcasting (“BiB”) and Easynet (see note 28).
The provisional goodwill arising from the purchase of Easynet has been allocated between two cash generating units, Broadcast and Broadband Enterprise. Impairment reviews were performed on these goodwill balances at 30 June 2006, which did not indicate impairment.
Goodwill, allocated by cash generating unit, breaks down as follows:

	2006	2005
	£m	£m

Interactive(i)	302	302
Betting and gaming (ii)	112	112
Broadcast (iii)	172	—
Broadband Enterprise (iv)	30	—
Multiple units without significant goodwill	7	3
	623	417

Recoverable amounts for the Interactive, Betting and gaming and Broadband Enterprise cash generating units were calculated on the basis of value in use, using cash flows calculated for the next five years as forecast by management. The recoverable amount for the Broadcast cash generating unit was calculated on the basis of its fair value less costs to sell.
i) Interactive
The interactive unit includes goodwill arising from the purchase of BiB. The key assumptions on which these forecast five year cash flows were based included the number of interactive application providers on the interactive platform, the number of unique users of interactive services, the average spend per unique user, contractual rate cards, the number of customer connections to interactive services, and the level of conditional access and access control charges to broadcasters and interactive application providers on the Sky digital platform. The values assigned to each of these assumptions were determined based on historical data and trends within the unit, and on contractual rate cards, where these were available. A growth rate of 3% was applied in order to extrapolate these cash flow projections beyond this five year period. The cash flows were discounted using a pre-tax discount rate of 8.5%.
ii) Betting and gaming
The betting and gaming unit includes goodwill arising from the purchase of SIG. The key assumptions on which these forecast five year cash flows were based include the number of weekly unique users, the number of bets placed per user per week, the average stake per user per week and the average spend per active user per week. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in betting and gaming. A growth rate of 3%

11.	Goodwill (continued)

was applied in order to extrapolate these cash flow projections beyond this five year period. The cash flows were discounted using a pre-tax discount rate of 8.5%.
iii) Broadcast
The broadcast unit includes goodwill arising from the purchase of Easynet’s UK broadband network assets and residential business. The recoverable amount for the Broadcast cash generating unit was calculated on the basis of the difference between the quoted market value of the Company and the value in use of the Group’s other cash generating units, less estimated costs to sell.
iv) Broadband enterprise
The broadband enterprise unit includes goodwill arising from the purchase of Easynet’s enterprise broadband business in the UK and other European countries. The key assumptions on which these forecast five year cash flows were based include the number of enterprise customers, the average revenues per customer and the operating margin generated per customer. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in the enterprise broadband industry. A growth rate of 3% was applied in order to extrapolate these cash flow projections beyond this five year period. The cash flows were discounted using a pre-tax discount rate of 8.5%.

12.	Intangible assets

			Internally
			generated
	Internally	Other	intangible	Other intangible
	generated	intangible	assets not yet	assets not yet
	intangible assets	assets	available for use	available for use	Total
	£m	£m	£m	£m	£m

Cost
At 1 July 2004	17	214	—	69	300
Additions	6	13	6	67	92
Disposals	—	(46)	—	—	(46)
At 30 June 2005	23	181	6	136	346

Business combinations	—	29	—	—	29
Other additions	5	24	—	9	38
Disposals	—	(22)	—	—	(22)
Transfers	6	115	(6)	(115)	—
At 30 June 2006	34	327	—	30	391

Amortisation
At 1 July 2004	12	133	—	—	145
Amortisation for the year	2	43	—	—	45
Disposals	—	(46)	—	—	(46)
At 30 June 2005	14	130	—	—	144

Amortisation for the year	2	49	—	—	51
Disposals	—	(22)	—	—	(22)
At 30 June 2006	16	157	—	—	173

Carrying amounts
At 1 July 2004	5	81	—	69	155
At 30 June 2005	9	51	6	136	202
At 30 June 2006	18	170	—	30	218

The Group’s intangible assets include internal and external spend on software associated with our customer management systems, software licences, capitalised development costs, copyright licences, customer lists, patents and brands acquired in business combinations.

13.	Property, plant and equipment

	Land and		Equipment,	Assets not yet
	freehold	Leasehold	furniture and	available for
	buildings(i)	improvements	fittings	use	Total
	£m	£m	£m	£m	£m

Cost
At 1 July 2004	45	70	477	32	624
Additions	25	—	47	91	163
Disposals	—	—	(121)	—	(121)
Transfers	—	(28)	28	—	—
At 30 June 2005	70	42	431	123	666

Business combination	—	12	67	—	79
Other additions	—	1	163	30	194
Disposals	(3)	(2)	(125)	—	(130)
Transfers	48	—	55	(103)	—
At 30 June 2006	115	53	591	50	809

Depreciation
At 1 July 2004	11	46	346	—	403
Depreciation	2	5	40	—	47
Disposals	—	—	(119)	—	(119)
Transfers	—	(20)	20	—	—
At 30 June 2005	13	31	287	—	331

Depreciation	3	5	81	—	89
Disposals	(3)	(2)	(125)	—	(130)
Transfers	—	—	—	—	—
At 30 June 2006	13	34	243	—	290

Carrying amounts
At 1 July 2004	34	24	131	32	221
At 30 June 2005	57	11	144	123	335
At 30 June 2006	102	19	348	50	519

(i) The amounts shown include assets under finance leases with a net book value of £5 million (2005: £6 million). The cost of these assets was £8 million (2005: £8 million) and the accumulated depreciation was £3 million (2005: £2 million). Depreciation charged during the year on such assets was £1 million (2005: nil).
Depreciation was not charged on £25 million of land (2005: £25 million).

14.	Investments in joint ventures and associates
A list of the Group’s significant investments in joint ventures and associates, including the name, country of incorporation and proportion of ownership interest is given in note 30 to the financial statements.
The movement in joint ventures and associates during the year was as follows:

	2006	2005
	£m	£m

Beginning of year
— Share of net assets	23	33

Movement in net assets
— Net repayment of loans	2	(4)
— Dividends received	(7)	(12)
— Disposals(i),(ii),(iii)	—	(4)
— Share of results	12	14
Transfers to subsidiaries(iv),(v)	(1)	(1)
Movement in creditors(vi)	(1)	(3)

End of year
— Share of net assets	28	23

(i) On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for £14 million in cash, realising a profit on disposal of £9 million. The carrying value of the investment prior to disposal was £4 million.
(ii) On 9 September 2005, the Group sold its 35.8% investment in Music Choice Europe plc for £1 million in cash. The carrying value of the investment prior to disposal was £1 million, resulting in no profit or loss on disposal.
(iii) On 1 June 2006, the Group’s 50% investment in Nickelodeon UK was diluted to 40% following the issue of new share capital.
(iv) On 4 March 2005, the Group purchased 50% of the issued share capital of Artsworld Channels Limited (“Artsworld”), bringing its total shareholding to 100%. Accordingly, Artsworld has been consolidated within the Group from that date.
(v) On 30 June 2006, the Group increased its shareholding in Mykindaplace (“MKP”) from 49% to 100%. Accordingly, MKP has been consolidated within the Group from that date.
(vi) In the prior year, investments in joint ventures and associates excluded cumulative losses of £1 million, which represents losses in excess of the funding provided, but where legal obligations remain to continue funding. The related obligation is recorded within trade and other payables.
The Group’s share of capital commitments and contingent liabilities of associates and joint ventures is shown in note 26.

14.	Investments in joint ventures and associates (continued)

a)	Investments in joint ventures
Representing the Group’s share of each joint venture

	2006	2005
	£m	£m

Non-current assets	2	2
Current assets	51	45
Current liabilities	(28)	(25)
Non-current liabilities	(3)	(1)
Shareholders’ equity	22	21

Revenue	70	67
Expense	(56)	(55)

Taxation	(2)	—
Share of profit from joint ventures	12	12

b)	Investments in associates
Representing a 100 per cent share of each associate

	2006	2005
	£m	£m

Total assets	1	8
Total liabilities	(1)	(6)
Shareholder’s equity	—	2

Revenue	2	12
Profit	—	6

In September 2005, the Group disposed of Music Choice Europe. The fair value of the Group’s share of this investment based on the equity share price at 30 June 2005 was £1 million.

15.	Available for sale investments

	2006	2005
	£m	£m

Non-current assets
Equity investments	2	2

The fair value of listed equity investments is determined with reference to the equity share price at the balance sheet date. No tax liability would arise on the sale of these listed investments at the market value shown above as the initial cost of investment currently exceeds the market value.
The Group holds certain unquoted equity investments that are carried at cost less any impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

16.	Deferred tax

i)	Recognised deferred tax assets

	Fixed			Share-based	Financial	Foreign
	asset		Short-term	payments	instrument	exchange
	timing	Tax	timing	timing	timing	timing
	differences	losses	differences	differences	differences	differences	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2005	14	68	12	9	29	(23)	(4)	105
(Charge) credit to income	(71)	(35)	—	—	(2)	2	—	(106)
Credit to equity	—	—	—	2	16	—	—	18
Business combinations	83	—	—	—	—	—	—	83
At 30 June 2006	26	33	12	11	43	(21)	(4)	100

Total deferred tax assets have been recognised at 30 June 2006 on the basis that it is probable that there will be suitable taxable profits against which these assets can be utilised.

ii)	Unrecognised deferred tax assets

	2006	2005
	£m	£m

Tax losses arising from trading	244	78
Tax losses arising from capital disposals and provisions against investments	354	354
	598	432

These tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the possible benefits.
At 30 June 2006, a deferred tax asset of £75 million (2005: £14 million) principally arising from UK losses in the Group, has not been recognised. These losses include £61 million (2005: nil) purchased in business combinations during the year. These losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.
At 30 June 2006, a deferred tax asset of £169 million (2005: £64 million) has not been recognised in respect of overseas trading losses on the basis that it is not probable that these temporary differences will be utilised. These losses include £64 million (2005: £64 million) with respect to the Group’s German holding companies of KirchPayTV and £105 million (2005: nil) purchased in business combinations during the year.
At 30 June 2006, a deferred tax asset of £330 million (2005: £330 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV, on the basis that utilisation of these temporary differences is not probable. During the prior year the Group disposed of subsidiaries holding unrecognised deferred tax assets of £120 million. No such disposals occurred during the current year. At 30 June 2006, the Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £24 million (2005: £24 million) which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised.

16.	Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2006	2005
	£m	£m

Deferred tax assets	107	105
Deferred tax liabilities	(7)	—
	100	105

17.	Inventories

	2006	2005
	£m	£m

Television programme rights	277	291
Digiboxes and related equipment	41	28
Other inventories	6	2
	324	321

At 30 June 2006 at least 86% (2005: 86%) of the television programme rights and 100% (2005: 100%) of other inventory is expected to be recognised in the income statement within 12 months.

18.	Trade and other receivables

	2006	2005
	£m	£m

Gross trade receivables	267	177
Less: provision for impairment of receivables	(60)	(43)
Net trade receivables	207	134

Amounts receivable from joint ventures and associates	7	6
Amounts receivable from other related parties	1	1
Prepayments	156	114
Accrued income	107	72
Other receivables	11	4
	489	331

Included within the amounts shown above are the following receivables which are due in more than one year:

	2006	2005
	£m	£m

Prepayments	73	32

The current year charge to the income statement in respect of provisions for impairment of trade receivables was £13 million (2005: £19 million).
The Directors consider that the carrying amount of trade and other receivables approximates to their fair values.
The Group is exposed to credit risk on its trade and other receivables. The Group does not have any significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers. Trade receivables principally comprise amounts outstanding from subscribers, advertisers and other customers.

19.	Trade and other payables

	2006	2005
	£m	£m

Trade payables(i)	352	346
Amounts owed to joint ventures and associates	5	3
Amounts owed to other related parties	31	34
VAT	140	101
Accruals	428	308
Deferred income	246	186
Other payables	45	53
	1,247	1,031

(i)	Included within trade payables are £151 million (2005: £188 million) of US dollar-denominated programme creditors.
The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Trade payables principally comprise amounts outstanding for programming purchases and ongoing costs.

20.	Provisions

		Provided	Utilised		Provided	Utilised
	At 1 July	during the	during	At 1 July	during the	during	At 30 June
	2004	year	the year	2005	year(i)	the year	2006
	£m	£m	£m	£m	£m	£m	£m

Current liabilities
Provision for termination benefits(i)	—	11	—	11	—	(11)	–
Other provisions	—	2	—	2	6	(2)	6
	—	13	—	13	6	(13)	6

Non-current liabilities
Provisions	—	—	—	—	19	—	19

(i) At 30 June 2005, the Group had provided £11 million for the expected costs of redundancy and related expenses following an efficiency review. During the year ended 30 June 2006, all of this provision was utilised.
Provisions of £16 million were recognised as a result of business combinations (see note 28).

21.	Borrowings and non-current other payables

	2006	2005
	£m	£m

Current borrowings
US$300 million of 7.300% Guaranteed Notes repayable in October 2006 (i)	162	—
Bank loan (ii)	1	—
	163	—

Non-current borrowings
US$300 million of 7.300% Guaranteed Notes repayable in October 2006 (i)	—	169
US$600 million of 6.875% Guaranteed Notes repayable in February 2009 (i)	325	339
£100 million of 7.750% Guaranteed Notes repayable in July 2009 (i)	100	100
US$650 million of 8.200% Guaranteed Notes repayable in July 2009 (i)	351	367
US$750 million of 5.625% Guaranteed Notes repayable in October 2015 (i)	400	—
£400 million of 5.750% Guaranteed Notes repayable in October 2017 (i)	397	—
US$350 million of 6.500% Guaranteed Notes repayable in October 2035 (i)	184	—
Bank loan (ii)	1	—
Obligations under finance leases (iii)	67	7
	1,825	982

Non-current other payables
Accruals	15	25
Deferred income	51	—
	66	25

(i)	Guaranteed notes
At 30 June 2006, the Group had in issue the following publicly-traded Guaranteed Notes:
US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. On 16 January 2002, the Group entered into a further interest rate hedging arrangement in respect of the other half to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.
US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months London Inter-Bank Offer Rate (“LIBOR”) plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all other aspects of the swap remaining unchanged.
£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

21.	Borrowings and non-current other payables (continued)

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002 the Group entered into further swap arrangements relating to £63.5 million of this debt. These arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increased from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt. The effect of this arrangement was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 June 2006, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.
US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.
£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of debt. The effect of this hedging arrangement is that, from October 2006 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of debt, to take effect from October 2009 and mature in October 2017. Under the terms of this swap the Group will pay floating six months LIBOR plus a margin of 0.325%. However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect.
US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.
The following guarantees are in place relating to the Group’s borrowings:

—	British Sky Broadcasting Limited, Sky Subscribers Services Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the Company’s £1 billion RCF.

—	British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes.

—	The Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes.

—	BSkyB Investments Limited will also become a guarantor of the Group’s Guaranteed Notes should the £1 billion RCF be drawn down by £50 million or more.

21.	Borrowings and non-current other payables (continued)

(ii)	Bank loan
The bank loan of £2 million (2005: nil) which includes £1 million of current borrowings (2005: nil) bears interest at the Euro Inter-Bank Offered Rate (“EURIBOR”) plus 1%, repayable in 13 equal quarterly instalments.

(iii)	Finance leases
The minimum lease payments under finance leases fall due as follows:

	2006	2005
	£m	£m

Within one year	8	1
Between one and two years	8	1
Between two and three years	8	1
Between three and four years	8	1
Between four and five years	8	1
After five years	201	17

	241	22
Future finance charges on finance lease liabilities	(169)	(12)

Present value of finance lease liabilities	72	10

The main obligations under finance leases are in relation to the following:

—	Financing arrangements in connection with the contact centre in Dunfermline. During the year, repayments of £1 million (2005: £1 million) were made against the lease. A proportion of these payments have been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

—	Financing arrangements in connection with the broadband network infrastructure purchased in the year through a business combination. During the year, repayments of £7 million were made against the lease. A proportion of these payments have been allocated against the capital outstanding. The lease bears interest at a rate of 2.7% and expires in March 2040.

(iv)	Undrawn Revolving Credit Facility (“RCF”)
In November 2004, the Company entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement).
The £1 billion RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). The Group must currently maintain these ratios as follows:

—	Net Debt to EBITDA must be no more than 3:1

—	EBITDA to Net Interest Payable must be at least 3.5:1.
At 30 June 2006, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 0.8:1 (2005: 0.4:1). In the year ended 30 June 2006, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 11.2:1 (2005: 15.8:1).

21.	Borrowings and non-current other payables (continued)

Commitment fees of £2 million (2005: £2 million) were payable for undrawn amounts available under the RCFs, based on a rate equal to 40% of the applicable margin of 0.45% over LIBOR (30 June 2005: 40% of the applicable margin of 0.45% over LIBOR).

22.	Derivatives and other financial instruments
Set out below are the derivative financial instruments held by the Group to manage the interest rate risk and foreign exchange risk.

	2006			2005
	Designated	2006	2006	Designated	2005	2005
	hedging	Other	Asset	hedging	Other	Asset
	instruments	instruments	(liability)	instruments	instruments	(liability)
	£m	£m	£m	£m	£m	£m

Non-current assets
Interest rate swaps and swaptions	—	—	—	—	6	6
Cross-currency swaps	—	—	—	3	—	3
	—	—	—	3	6	9

Current assets
Currency options (collars)	3	—	3	2	1	3
Embedded derivatives	—	1	1	—	1	1
Forward exchange contracts	1	1	2	7	3	10
Cross-currency swaps	1	—	1	—	—	—
	5	2	7	9	5	14

Current liabilities
Currency options (collars)	(10)	—	(10)	(1)	—	(1)
Forward exchange contracts	(11)	—	(11)	(3)	(2)	(5)
Cross-currency swaps	(28)	–	(28)	–	–	–
	(49)	—	(49)	(4)	(2)	(6)

Non-current liabilities
Interest rate swaps and swaptions	—	(9)	(9)	—	(3)	(3)
Cross-currency swaps	(200)	—	(200)	(109)	—	(109)
	(200)	(9)	(209)	(109)	(3)	(112)

	(244)	(7)	(251)	(101)	6	(95)

Included within the fair value of forward foreign currency contracts are a number of US dollar-denominated forward exchange contracts which the Group has taken out with counterparty banks on behalf of two of its joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil (2005: nil). The gross sterling equivalent face value of these forward contracts at 30 June 2006 was £7 million (2005: £11 million).

Group treasury activity
The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no speculative

22.	Derivatives and other financial instruments (continued)

trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by the Group’s internal audit team and by its Treasury Committee.
The Group’s principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps (“swaptions”) to hedge interest rate risks, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional currency exposures, and cross-currency swaps to hedge exposures on long-term foreign currency debt.

Interest rate risk
The Group has financial exposures to both UK and US interest rates, arising primarily from long-term bonds. The Group manages its exposures by borrowing at fixed rates of interest and by using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. All of the Group’s US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of the Group’s debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account. At 30 June 2006, the split of the Group’s aggregate net borrowings into their core currencies was US dollar 72% and pounds sterling 28% (2005: US dollar 91% and pounds sterling 9%). The Group also enters into pounds sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. Certain of the swaption agreements can be cancelled prior to the maturity of the bonds, to which they apply (see note 21 for further details). The counterparties have a minimum long-term rating of “A” or equivalent with Moody’s and Standard & Poor’s.
The Group has designated a number of cross-currency swaps as cash flow hedges of 100% (2005: 100%) of the Group’s exposure to US dollar interest rates on US dollar denominated bonds. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside profit or loss, and is reclassified into profit or loss in the same periods during which the forecast transactions affect profit or loss (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction are recognised directly in profit or loss. Interest rate swap and swaption agreements which convert fixed interest rates to floating interest rates have not been designated as hedging instruments for hedge accounting purposes and as such movements in their values continue to be recorded directly in earnings.
The Group’s hedging policy requires that between 50% and 75% of its borrowings are held at fixed rates after taking account of interest rate swap and swaption agreements. At 30 June 2006, 75% of the Group’s borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (2005: 72%). The fair value of interest rate swap and swaption agreements and cross-currency swaps held at 30 June 2006 was a £236 million net liability, compared to £103 million net liability at 30 June 2005.
At 30 June 2006, the Group had outstanding cross currency swap and interest rate swap and swaption agreements with net notional principal amounts totalling £1,596 million, compared to £1,018 million at 30 June 2005. This movement reflects derivative financial instruments entered into in relation to bonds issued during the year, partly offset by the expiry of certain existing swap agreements.

22.	Derivatives and other financial instruments (continued)

In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. At 30 June 2006, the £1 billion facility was undrawn (30 June 2005: undrawn). The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.45% (2005: 0.45%), which is based on a net debt to EBITDA ratio of 1.00:1 or below. Should this ratio increase above 1.00:1 and up to 2.00:1, the margin would increase to 0.50%, and above 2.00:1, the margin increases to 0.55%. The ratio of net debt to EBITDA at 30 June 2006 was 0.8:1 (2005: 0.5:1), indicating a margin of 0.45% (2005: 0.45%).
At 30 June 2006, the Group held £1,463 million (2005: £697 million) in cash, cash equivalents and short-term deposits.
In order to manage interest rate risk on interest receivable, at 30 June 2005 forward rate agreements with a notional value of £53 million were entered into which fixed the interest rate receivable on sterling deposits for three months from 27 June 2005 at a rate of 5.060% and for three months from 26 September 2005 at a rate of 5.105%. No forward rate agreements to manage interest rate risks on interest receivable are outstanding at 30 June 2006.
At 30 June 2006, a one percentage point increase in interest rates would result in a £3 million decrease in the Group’s annual net finance cost, defined as annual investment income less finance charges (2005: £3 million increase) and a one percentage point decrease in interest rates would result in a £3 million increase in the Group’s annual net finance costs (2005: £2 million decrease) generated by interest receivable and payable on bank accounts, bank loan, RCF and interest swap and swaption agreements.
At 30 June 2006 and 30 June 2005, the Group’s annual finance costs would be unaffected by any change to the Group’s credit rating in either direction.

Foreign exchange risk
The Group’s revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year 9% of operating costs (£297 million) were denominated in US dollars (2005: 12% (£397 million)). These costs relate mainly to the Group’s programming contracts with US suppliers.
During the year, the Group managed its currency exposure on US dollar denominated programming contracts by the purchase of forward exchange contracts and currency options (collars) and similar financial instruments for up to five years ahead. All US dollar-denominated forward exchange contracts, currency options (collars) and similar financial instruments entered into by the Group are in respect of firm commitments only and those instruments maturing over the year following 30 June 2006 represent approximately 80% (2005: 80%) of US dollar denominated costs falling due in that year. At 30 June 2006, the Group had outstanding commitments to purchase, in aggregate, US$626 million (2005: US$670 million) at an average rate of US$1.81 to £1.00 (2005: US$1.79 to £1.00). In addition, currency option (collars) were held relating to the purchase of a total of US$336 million (2005: US$114 million).
The Group has designated a number of forward exchange contracts and currency options (collars) as cash flow hedges of up to approximately 80% (2005: 80%) of the Group’s exposure to US dollar payments on its programming contracts with US movie licensors for a period of five years, thereafter nil (2005: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside profit or loss, and is transferred to the income statement as the forecast transactions affect profit or loss (i.e. when US dollar-denominated creditors are retranslated and related programming stock is amortised through the income statement). For currency options (collars), hedge accounting is only applied to changes in intrinsic value. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. Any hedge ineffectiveness on the forward exchange contracts and currency options (collars) is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast

22.	Derivatives and other financial instruments (continued)

transaction would be recognised directly in the income statement. Certain forward exchange contracts and currency options (collars) have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.
The Group’s primary euro exposure arises as a result of revenues generated from subscribers in Ireland. Approximately 5% of total revenue in the year (2005: 3%) was denominated in euros. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating primarily to certain transponder rentals, the net position being a euro surplus.
58 million euros were exchanged for US dollars on currency spot markets during the year (2005: 4 million euros) and 51 million surplus euros were exchanged for pounds sterling (2005: nil). At 30 June 2006, 55 million euros (£37 million) have been retained by the Group (2005: 82 million euros (£56 million)), to cover euro-denominated obligations falling due in the early part of the following year.
The Group purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights were made pursuant to the contract in Swiss francs, which means that the Group was exposed to the Swiss franc:pound sterling exchange rate. In line with the Group’s policy of limiting foreign exchange transactions to fixed price instruments, all of the Swiss franc CHF 100 million was hedged during the year via the use of forward contracts.
It is the Group’s policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on the Group’s annual profit of a 10% movement in pounds sterling against all currencies in which it has significant transactions is estimated to be a £1 million movement (2005: £8 million) in the income statement, with a strengthening of pounds sterling resulting in a decrease in profits.
Credit risk
The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivatives held. However, as financial transactions and instruments are only executed with counter parties that are all ’A’ long-term rating or better and the Group’s policy is to ensure that investments are spread across a number of counterparties, these risks are deemed to be low.
Liquidity risk
The Group’s financial liabilities are shown in note 21, other than trade and other payables, shown in note 19, and provisions, shown in note 20.
To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At 30 June 2006, 35% (2005: 49%) of the Group’s total available funding was due to mature in more than five years.
The Group’s undrawn committed bank facilities, subject to covenants, were as follows:

	2006	2005
	£m	£m

Expiring in more than four years but not more than five years	1,000	—
Expiring in more than five years	—	1,000

22.	Derivatives and other financial instruments (continued)

Fair values
Set out below is a comparison by category of the book values and the estimated fair values of the Group’s financial assets and financial liabilities at 30 June 2006 and 30 June 2005:

	2006		2005

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Financial assets and liabilities held or issued to finance the Group’s operations
Quoted bond debt	(1,919)	(1,919)	(975)	(1,062)
Derivative financial instruments	(251)	(251)	(95)	(95)
Obligations under finance leases and other borrowings	(69)	(69)	(7)	(7)
Short-term deposits	647	647	194	194
Cash and cash equivalents	816	816	503	503

The fair values of quoted bond debt are based on year-end mid-market quoted prices. The fair values of derivative financial instruments are estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the year-ends. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of short-term deposits and cash and cash equivalents are equivalent to book value due to the short-term nature of these instruments.
The differences between book values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2006 and 30 June 2005. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.
In addition to the financial assets and liabilities in the above fair value table, the Group had holdings in the equity share capital of other listed and unlisted entities at 30 June 2006 and 30 June 2005 (see note 15).
The Group also had holdings in joint ventures and associates, which are accounted for using the equity method (see note 14). As these investments are unlisted their fair value cannot be measured reliably.
Additional information
The estimated net amount of existing losses which are included in the hedging reserve at 30 June 2006 that are expected to be transferred to the income statement within the next twelve months is £7 million, net of tax (2005: £15 million, net of tax).
During the current year, the Group did not recognise any gains or losses in the income statement due to hedge ineffectiveness.
At 30 June 2006, the carrying value of financial assets that were, upon initial recognition, designated as financial assets at fair value through profit or loss, was £148 million (2005: nil).
On 25 November 2005 the Group entered into a stock loan arrangement with a third party whereby the Group acquired a £100m basket of listed shares (the “Initial Purchase”) and, at the same time, the Group agreed to sell the basket of listed shares at the same price as the Initial Purchase on 25 November 2006. During the period of share ownership, Sky is entitled to all rights of ownership associated with the shares. The Group has recorded the stock loan arrangement as a short-term deposit at fair value with changes in fair value taken to the income statement.

23.	Share capital

	2006	2005
	£m	£m

Authorised
3,000,000,000 (2005: 3,000,000,000) ordinary shares of 50p	1,500	1,500

Allotted, called-up and fully paid
1,791,077,599 (2005: 1,867,523,599) ordinary shares of 50p	896	934

	2006	2005
	Number of	Number of
	ordinary shares	ordinary shares

Allotted and fully paid during the year
Beginning of year	1,867,523,599	1,941,712,786
Options exercised under the Sharesave Scheme at between £3.720 and £6.112	—	129,813
Shares repurchased and subsequently cancelled	(76,446,000)	(74,319,000)
End of year	1,791,077,599	1,867,523,599

The Company has one class of ordinary shares which carry equal voting rights and no contractual right to receive payment.

Share option and contingent share award schemes
The Company operates various equity-settled share option schemes (the “Schemes”) for certain employees.
The number of newly issued shares which may be allocated under the Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous ten years under the Schemes and any other employee share scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and Awards which will be satisfied by ESOP shares do not fall within these headroom limits.
The awards outstanding can be summarised as follows:

	2006	2005
	Number of	Number of
Scheme	ordinary shares	ordinary shares

Executive Share Option Scheme options(i)	36,289,000	45,309,551
Sharesave Scheme options(ii)	5,149,576	5,131,741
Management LTIP awards(iii)	4,103,306	—
LTIP awards(iv)	6,073,333	4,827,243
KCP awards(v)	917,518	2,830,259
EBP awards(vi)	235,000	348,000
	52,767,733	58,446,794

(i) Executive Share Option Scheme options
Included within the total Executive Share Option Scheme options outstanding at 30 June 2006, are 34,094,411 options (2005: 42,892,644) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 2,194,589

23.	Share capital (continued)

options (2005: 2,403,589) to which no performance criteria are attached, other than the requirement that the employee remains in employment with the Group. The remaining 13,318 options outstanding at 30 June 2005 vested only if performance conditions were met. The contractual life of all Executive Share Option Scheme options is ten years.
Grants under the Executive Share Option Scheme were made on an annual basis to selected employees, with the exercise price of options being equal to the Company’s share price on the date of grant. For those options with performance conditions, growth in EPS has to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest. Options vest over a period of up to 4 years from the date of grant.

(ii) Sharesave Scheme options
All Sharesave Scheme options outstanding at 30 June 2006 and 30 June 2005 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave scheme must be exercised within six months of the relevant award vesting date.
The Sharesave Scheme is open to all employees. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results.

(iii) Management LTIP awards
All Management LTIP awards outstanding at 30 June 2006 vest only if performance conditions are met. Awards granted under the Management LTIP must be exercised within one year of the relevant award vesting date.
The Company grants awards to selected employees under the Management LTIP. Awards under this scheme mirror the LTIP, with the same performance conditions. Awards exercised under the Management LTIP can only be satisfied by the issue of market-purchased shares.

(iv) LTIP awards
All LTIP awards outstanding at 30 June 2006 (2005: 3,790,000) vest only if performance conditions are met. The remaining 1,037,243 awards outstanding at 30 June 2005 were exercisable in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remained in employment with the Group.
The Company operates the LTIP for Executive Directors and Senior Executives. Awards under the scheme are granted in the form of a nil-priced option, and are satisfied using market-purchased shares. The awards vest in full or in part dependent on the satisfaction of specified performance targets. 30% of the award vests dependent on TSR performance over a three-year performance period, relative to the constituents of the FTSE 100 at the time of grant, and the remaining 70% vests dependent on performance against operational targets.

(v) KCP awards
All KCP awards outstanding at 30 June 2006 and 30 June 2005 vest only if performance conditions are met. The contractual life of all KCP awards is ten years.
Designated managers participated in the KCP, which was a replica scheme of the LTIP, with the same performance conditions. Awards exercised under the KCP can only be satisfied by the issue of shares purchased in the market.

(vi) EBP awards
All EBP awards outstanding at 30 June 2006 and 30 June 2005 vest only if performance conditions are met. The contractual life of these awards is ten years.

23.	Share capital (continued)

The EBP operated for Executive Directors and Senior Executives. Awards under the plan were made in the form of a contingent right to acquire the Company’s shares, for nil consideration, which are acquired in the market, and were subject to performance achieved in the financial year of award.
The movement in share awards outstanding is summarised in the following table:

	2006	2006	2005	2005
	Number of	Weighted	Number of	Weighted
	shares	average	shares	average
	under option	exercise price	under option	exercise price

Outstanding at 1 July	58,446,794	£5.64	50,965,676	£6.58
Granted during the year	8,390,285	£0.80	19,636,399	£3.57
Exercised during the year	(4,160,336)	£3.85	(1,938,116)	£6.05
Forfeited during the year	(9,906,234)	£5.90	(9,772,815)	£6.29
Expired during the year	(2,776)	£4.85	(444,350)	£6.05
Outstanding at 30 June	52,767,733	£4.96	58,446,794	£5.64

The weighted average market price of the Group’s shares at the date of exercise for share options exercised during the year was £5.48 (2005: £5.48). The middle-market closing price of the Company’s shares at 30 June 2006 was £5.735. The following table summarises information about share awards outstanding at 30 June 2006:

	Awards Outstanding

		Weighted
		average
		remaining
Range of Exercise Prices	Number	contractual life

£0.00-£1.00	11,329,157	4.5 years
£2.00-£3.00	295,355	2.2 years
£3.00-£4.00	2,630,543	2.7 years
£4.00-£5.00	1,722,925	3.2 years
£5.00-£6.00	16,744,201	6.8 years
£6.00-£7.00	8,547,034	6.0 years
£7.00-£8.00	6,285,648	5.4 years
£8.00-£9.00	26,668	5.4 years
£9.00-£10.00	4,964,142	4.4 years
£10.00-£11.00	21,842	3.9 years
£11.00-£12.00	57,860	4.1 years
£12.00-£13.00	142,358	4.0 years
	52,767,733	5.4 years

The exercise prices of options outstanding at 30 June 2006 ranged from nil to £12.98. The weighted average remaining contractual life of the 21,519,271 options which were exercisable at 30 June 2006 was 5.0 years, and their weighted average exercise price was £7.40.
Information for awards granted during the year
The weighted average fair value of share options granted during the year, as estimated at the date of grant, was £3.27 (2005: £2.37). This was calculated using the Black-Scholes share option pricing model, except for awards which have market-based performance conditions, where a Monte-Carlo simulation model was used, and for grants of nil-priced options, which were treated as the award of a free share.
The Monte-Carlo simulation model reflected the historical volatilities of the Company’s share price and those of all other companies to which the Company’s performance would be compared, over a period equal to the vesting

23.	Share capital (continued)

period of the options. The fair value of nil-priced options granted during the year was measured on the basis of the market-price of the Company’s shares on the date of grant, discounted for expected dividends which would not be received over the vesting period of the options.

Weighted average fair value assumptions
The following weighted average assumptions were used in these option pricing models:

	2006	2005

Share price	£5.13	£4.93
Exercise price	£0.80	£3.57
Expected volatility	25.9%	41.5%
Expected life	2.0 years	3.5 years
Expected dividends	1.8%	1.0%
Risk-free interest rate	4.3%	4.8%

Expected volatility was determined by calculating the historical volatility of the Company’s share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the options, adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioural considerations.

24.	Reconciliation of shareholders’ equity

			Capital						Total
	Share	Share	redemption	Special	ESOP	Merger	Hedging	Retained	shareholders’
	capital	premium	reserve	reserve	reserve	reserve	reserve	earnings	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2004	971	1,437	—	14	(30)	222	(1)	(2,447)	166
Purchase of own shares for cancellation	(37)	—	37	—	—	—	—	(416)	(416)
Recognition and transfer of cash flow hedges	—	—	—	—	—	—	(18)	—	(18)
Tax on items taken directly to equity	—	—	—	—	—	—	5	(3)	2
Share-based payment	—	—	—	—	(2)	—	—	17	15
Profit for the year	—	—	—	—	—	—	—	578	578
Dividends	—	—	—	—	—	—	—	(140)	(140)
At 30 June 2005	934	1,437	37	14	(32)	222	(14)	(2,411)	187

Purchase of own shares for cancellation	(38)	—	38	—	—	—	—	(408)	(408)
Recognition and transfer of cash flow hedges	—	—	—	—	—	—	(54)	—	(54)
Tax on items taken directly to equity	—	—	—	—	—	—	16	2	18
Share-based payment	—	—	—	—	7	—	—	11	18
Profit for the year	—	—	—	—	—	—	—	551	551
Dividends	—	—	—	—	—	—	—	(191)	(191)
At 30 June 2006	896	1,437	75	14	(25)	222	(52)	(2,446)	121

Share premium and special reserve
On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting (“AGM”) held on 14 November 2003. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.

24.	Reconciliation of shareholders’ equity (continued)

As part of the application, the Company’s balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million since 30 June 2003, to £1,106 million.
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
Purchase of own shares and capital redemption reserve
On 12 November 2004, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 97 million ordinary shares. On 4 November 2005, the Company’s shareholders approved a resolution at the AGM for the Company to further purchase up to 92 million ordinary shares. This authority to buy-back these shares expires on 3 November 2006. Under the former resolution, during the year ended 30 June 2005, the Company purchased, and subsequently cancelled, 74 million ordinary shares at an average price of £5.60 per share, with a nominal value of £37 million, for a consideration of £416 million. Consideration included stamp duty and commission of £3 million. This represented 4% of called-up share capital at the beginning of the year.
During the financial year ended 30 June 2006, the Company purchased, and subsequently cancelled, 76 million ordinary shares at an average price of £5.30 per share, with a nominal value of £38 million, for a consideration of £408 million. The nominal value of the shares cancelled has been credited to the capital redemption reserve. Consideration included stamp duty and commission of £3 million. This represents 4% of called-up share capital at the beginning of the financial year. In July 2006, a further 2,902,173 shares were purchased and subsequently cancelled at an average price of £5.63 for a consideration of £16 million. In addition, included within the total number of shares purchased in June 2006, are 3 million of the Company’s ordinary shares, purchased by the Trustee of the ESOP. These shares are held by the ESOP and will be used to satisfy the future exercise of share options and share awards by the Group’s employees.
The following table provides information about purchases of equity securities by the Company during the fiscal year.

			Total number of shares	Maximum number of
			purchased as part of	shares that may yet
	Total number	Average price	publicly announced	be purchased under
	of shares	paid per	plans or	the plans or
Period	purchased(i)	share	programmes	programmes

July	1,100,000	£5.26	1,100,000	21,581,000
August	7,600,000	£5.53	7,600,000	13,981,000
September	13,981,000	£5.70	13,981,000	—
October	—	—	—	—
November	8,400,000	£4.95	8,400,000	83,600,000
December	14,025,000	£4.94	14,025,000	69,575,000
January	—	—	—	69,575,000
February	3,100,000	£5.11	3,100,000	66,475,000
March	10,700,000	£5.26	10,700,000	55,775,000
April	700,000	£5.37	700,000	55,075,000
May	5,500,000	£5.17	5,500,000	49,575,000
June	14,340,000	£5.55	11,340,000	38,235,000

Total for year ended 30 June 2006	79,446,000		76,446,000

(i) All share purchases were open market transactions and are included in the month of settlement.

24.	Reconciliation of shareholders’ equity (continued)

ESOP reserve
This reserve represents a deduction to Group equity for the cost of the Company’s shares held by the Group’s ESOP. The movement in the ESOP reserve was as follows:

	Number of
	Ordinary
	Shares	£m

At 1 July 2005	5,609,212	32
Share options exercised during the year	(4,160,336)	(24)
Shares repurchased by the Group for the ESOP during the year	3,000,000	17
At 30 June 2006	4,448,876	25

The 4,160,336 shares utilised during the year relate to the exercise of LTIP, EBP and KCP, Executive Share Option Schemes and Sharesave Scheme awards.

Merger reserve
The merger reserve represents amounts deducted from equity of £222 million (2005: £222 million) relating to the acquisition of BiB and SIG, which will remain undistributable unless circumstances arise where either BiB or SIG’s goodwill became impaired. Under these circumstances, an amount equal to the impairment would be transferred to retained earnings.
The merger reserve was created in accordance with the merger relief provisions under section 131 of the Companies Act 1985 (as amended) relating to accounting for business combinations involving the issue of shares at a premium. Merger relief provided relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded within a merger reserve on consolidation, rather than in a share premium account.
Merger relief was available when three conditions had been satisfied:
1. When a company secured at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.
2. The arrangement provided for the allotment of equity shares by the acquirer.
3. Consideration for the shares was either the issue or transfer of shares to the acquirer of equity shares in the purchased company, or the cancellation of those equity shares in the acquired company which the acquirer did not already hold.
The merger reserve was created as a result of the purchase by the Group of interests in two entities. SIG was purchased on 12 July 2000, where consideration was paid by the issue of equity shares in the Group. BiB was purchased between 28 June 2001 and 11 November 2002, where consideration was paid by the issue of equity shares in the Group.

Hedging reserve
Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and then recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

25.	Notes to the Consolidated Cash Flow Statement
a) Reconciliation of profit before taxation to cash generated from operations

	2006	2005
	£m	£m

Profit before taxation	798	787
Depreciation of property, plant and equipment	89	47
Amortisation of intangible assets	51	45
Loss on disposal of property, plant and equipment	—	2
Profit on disposal of joint venture	—	(9)
Net finance costs	91	58
Share of results of joint ventures and associates	(12)	(14)
	1,017	916

(Increase) decrease in trade and other receivables	(102)	34
Decrease in inventories	31	28
Increase (decrease) in trade and other payables	55	(67)
(Decrease) increase in provisions	(13)	12
Decrease in derivative financial instruments	16	66
Cash generated from operations	1,004	989

b) Major non-cash movements
Corporate reorganisation
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to significant additional distributable reserves.

26.	Contracted commitments, contingencies and guarantees

a)	Future expenditure contracted for but not provided in the accounts

	Year ending 30 June						Total at	Total at
						After	30 June	30 June
	2007	2008	2009	2010	2011	5 years	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

Television programme rights(i)	907	873	822	636	19	3	3,260	2,260
Digiboxes and related equipment	91	—	—	—	—	—	91	155
Third party payments(ii)	9	7	5	5	4	—	30	14
Transponder capacity(iii)	83	68	64	38	31	136	420	314
Property, plant and equipment	24	—	—	—	—	—	24	9
Intangible asset	1	—	—	—	—	—	1	1
Other	26	4	1	—	—	—	31	36
	1,141	952	892	679	54	139	3,857	2,789

(i)	At 30 June 2006, the Group had minimum television programming rights commitments of £3,260 million (2005: £2,260 million), of which £667 million (2005: £642 million) related to commitments payable in US dollars for periods of up to six years (2005: eight years). In addition, in the prior year, there were £45 million of commitments payable in Swiss francs and £3 million of commitments payable in Euros.

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £363 million (US$671 million) of commitments (2005: £302 million, (US$535 million)) would also be payable in US dollars, due to price escalator clauses. The pound sterling television programme rights commitments include similar

26.	Contracted commitments, contingencies and guarantees (continued)

price escalation clauses that would result in additional commitments of £2 million (2005: £10 million) if subscriber numbers were to remain at current levels.

(ii)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to DTH subscribers (“Sky Distributed Channels”) and are for periods up to five years (2005: four years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels, the additional commitment would be £491 million (2005: £522 million).

(iii)	Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to fourteen years (2005: nine years). Three additional transponder agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group’s HD services.
b) Contingent liabilities
The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. The Group’s share of contingent liabilities of its joint ventures and associates incurred jointly with the other investors is nil (2005: nil).
The Directors do not expect any material loss to arise from the above contingent liabilities.
c) Contingent assets
Under the terms of one of the Group’s channel distribution agreements, British Sky Broadcasting Limited is entitled to a payment, expected to be received between July and December 2006, relating to a proportion of the fair market value of certain of the channels under that distribution agreement. The fair market value of these channels has not yet been determined. Accordingly, it is not yet possible to determine the value of the payment which may be received.
The Group has served a claim for a material amount against an information and technology solutions provider, which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.
d) Guarantees
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Group’s investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million (2005: £14 million) to creditors of Hestview Limited. Letters of credit of £5 million that British Sky Broadcasting Limited provided to Sky Interactive Limited in respect of Sky Buy expired during the year ended 30 June 2005 and were not replaced.
The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £4 million (2005: £7 million).

26.	Contracted commitments, contingencies and guarantees (continued)

The following guarantees are in place relating to the Group’s borrowings:

–	British Sky Broadcasting Limited, Sky Subscribers Services Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the Company’s £1 billion RCF.

–	British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes.

–	The Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes.

–	BSkyB Investments Limited will also become a guarantor of the Group’s Guaranteed Notes should the £1 billion RCF be drawn down by £50 million or more.

27.	Operating lease commitments
The minimum lease rentals to be paid under non-cancellable operating leases at 30 June are as follows:

	2006	2005
	£m	£m

Within one year	28	26
Between one and two years	22	19
Between two and three years	18	15
Between three and four years	14	13
Between four and five years	13	11
After five years	49	45
	144	129

The majority of operating leases relate to property. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.
The minimum sub-lease rentals to be received under non-cancellable operating sub-leases at 30 June are as follows:

	2006	2005
	£m	£m

Within one year	2	2
Between one and two years	2	2
Between two and three years	1	2
Between three and four years	1	1
Between four and five years	1	1
After five years	4	4
	11	12

Sub-lease rentals relate to property leases.

28.	Purchase of subsidiaries
On 6 January 2006, the Group took control of Easynet Group Plc (“Easynet”). The Group has purchased 100% of the issued share capital for consideration of £223 million, satisfied in cash. Easynet is the parent company of a group of companies involved in the provision of broadband networking services in the UK and other European countries. The

28.	Purchase of subsidiaries (continued)

purchase of Easynet provides the Group with an opportunity to use and extend Easynet’s broadband network to offer residential broadband services to its customers.

		Fair value	Recognised
	Net book value	adjustments	values
	£m	£m	£m

Net assets of Easynet purchased
Goodwill	18	(18)	—
Intangible assets	10	19	29
Property, plant and equipment	74	5	79
Deferred tax assets	—	91	91
Deferred tax liabilities	(2)	(6)	(8)
Inventories	2	—	2
Trade and other receivables	35	—	35
Cash and cash equivalents	18	—	18
Borrowings	(3)	—	(3)
Trade and other payables	(206)	—	(206)
Provisions	(11)	(5)	(16)
	(65)	86	21

Provisional goodwill			202
Total consideration			223

Satisfied by:
Ordinary shares purchased for cash (including the purchase of certain outstanding Easynet share options)			219
Professional fees			4
			223

Net cash outflow arising on the purchase of Easynet
Cash paid			223
Cash and cash equivalents purchased			(18)
			205

For the period between the date of purchase and 30 June 2006, Easynet contributed £84 million to the Group’s revenue, a £23 million loss to the Group’s profit before tax and a reduction of 0.9p in earnings per share. Had the Group taken control of Easynet Group Plc on the first day of the financial year, Group revenue for the period would have been £4,228 million (2005: £3,992m), Group profit for the year would have been £535 million (2005: £562m) and Group basic earnings per share would have been 29.3 pence (2005: 29.4 pence). Goodwill includes the value that the Group is expecting to generate from its Sky Broadband products and services which utilise Easynet’s broadband infrastructure. Goodwill has been determined provisionally because the Group cannot yet be certain that all assets, liabilities and contingent liabilities have been identified. Initial accounting for the goodwill will be complete within 12 months of the purchase date.
On 30 June 2006, the Group increased its shareholding in MKP from 49% to 100%, for consideration of £4 million, satisfied in cash. Provisional goodwill of £4 million has been recognised as a result of this purchase. Goodwill has been determined provisionally because of the short period of time between the purchase and publication of these consolidated financial statements.

29.	Transactions with related parties and major shareholders

a)	Entities with joint control or significant influence
The Company and Group conduct business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	2006	2005
	£m	£m

Supply of services by the Group	21	18
Purchases of goods/services by the Group	(175)	(163)
Amounts owed by related parties to the Group	1	1
Amounts owed to related parties by the Group	(31)	(34)

Services supplied to News Corporation companies
During the year, the Group supplied programming, telephony, airtime, transmission, marketing and consultancy services to News Corporation companies.

Purchases of goods and services from News Corporation companies
During the year, the Group purchased programming, digital equipment, smart cards and encryption services, telephony, advertising, IT services and rental premises from News Corporation companies.
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
In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or American Depositary Shares representing the Company’s ordinary shares, from News America. The aggregate number of the Company’s ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group’s directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.
News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

29.	Transactions with related parties and major shareholders (continued)

b) Joint ventures and associates

	2006	2005
	£m	£m

Supply of services by the Group	14	20
Purchases of goods or services by the Group	(46)	(54)
Amounts owed by joint ventures and associates to the Group	7	21
Amounts owed to joint ventures and associates by the Group	(5)	(3)

Revenues are primarily generated from the provision of transponder capacity, marketing and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £16 million (2005: £15 million) relating to loan funding. These loans bear interest at rates of between nil and six month LIBOR plus 1.5%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £17 million (2005: £23 million).
The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of two joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. During the year, US$13 million (2005: US$3 million) was paid to the joint ventures upon contract maturity and £7 million (2005: £2 million) was received from the joint ventures, with no exposure to gains or losses being experienced by the Group on these transactions. The face value of forward exchange contracts that had not matured as at 30 June 2006 was £7 million (2005: £11 million).
On 30 June 2006, the Group increased its shareholding in MKP from 49% to 100% (see note 28). Prior to that date, the directors of MKP had included a close family member of two Directors of the Company.

c) Other transactions with related parties
A close family member of two Directors of the Company has a controlling interest in Shine Entertainment Limited, in which the Group also has a 3.0% equity shareholding. During the year, the Group incurred programming and production costs for television of £10 million (2005: £4 million) from Shine Entertainment Limited. At 30 June 2006, there were no outstanding amounts (2005: £1 million) due to Shine Entertainment Limited. At 30 June 2006 and 30 June 2005 there were no outstanding amounts due to the Group from Shine Entertainment Limited.
A close family member of two Directors of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group during the year amounting to £1 million (2005: £1 million). At 30 June 2006 and 30 June 2005 there were no outstanding amounts due to or from Freud Entertainment Limited.
In addition to the foregoing, the Group has engaged in a number of transactions, with companies of which some of the Company’s Directors are also directors.

d) Key management
The Group has a related party relationship with the Directors of the Company as key management. At 30 June 2006, there were 15 (2005: 15) key management all of whom were Directors of the Company. Key management compensation is disclosed in note 7b).

30. Group investments
The significant investments of the Company which principally affect the consolidated results and total assets of the Group are as follows:

	Country of	Description and proportion of shares
Name	incorporation/operation	held (%)	Principal activity

Subsidiaries:
Direct holdings of the Company
British Sky Broadcasting Limited(i)	England and Wales	10,000,002 ordinary shares of £1 each (50.01%)	Operation of a pay television broadcasting service in the United Kingdom and Ireland
Sky Television Limited	England and Wales	13,376,982 ordinary shares of £1 each (100%)	Holding company
Sports Internet Group Limited	England and Wales	38,247,184 ordinary shares of 5p each (100%)	Holding company
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 ordinary shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
Sky Broadband Services Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
Subsidiaries:
Indirect holdings of the Company
Sky Subscribers Services Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,576,000 ordinary shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Hestview Limited	England and Wales	108 ordinary shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 ordinary shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 ordinary shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures Limited	England and Wales	12,500 ordinary shares of £1 each (100%)	Holding company for new media investments
Easynet Group Plc(ii)	England and Wales	121,308,490 ordinary shares of 4p each (100%)	Provision of Broadband networking services in the UK and other European Countries

30. Group investments (continued)

	Country of	Description and proportion of shares
Name	incorporation/operation	held (%)	Principal activity

Joint ventures and associates
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (40%)	The transmission of children’s television channels
The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history and biography television programming
Paramount UK(iii),(iv)	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australia News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
MUTV Limited(v)	England and Wales	500 B Shares of £1 each (33.33%)	The transmission, production and marketing of the Manchester United football channel
National Geographic Channel(vi)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Attheraces Holdings Limited(iv)	England and Wales	1,500 Ordinary Shares of £1 each (47.50%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	42,648 B Shares of £0.01 each (35%) and 7m redeemable preference shares of £1 each	The transmission, production and marketing of the Chelsea Football Club football channel and website.
Notes

(i)	50.01% directly held by British Sky Broadcasting Group plc and 49.99% held by BSkyB Investments Limited.

(ii)	Subsequent to the purchase of Easynet Group Plc by the Group, Easynet Group Plc changed its accounting reference date from 31 December 2005 to 30 June 2006. The registered address of Easynet Group Plc is 44-46 Whitfield Street, London, W1T 2RJ.

(iii)	The registered address of Paramount UK is 180 Oxford Street, London, W1D 1DS.

(iv)	These entities report their financial results for each 12 month period ending 31 December.

(v)	MUTV Limited reports its financial results for each 12 month period ending 30 September.

(vi)	The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex, TW7 5QD.

31. Explanation of transition to IFRS
The analysis below shows a reconciliation of the Group’s balance sheet reported under UK GAAP to the Group’s balance sheet reported under IFRS at the Transition Date and at 30 June 2005; a reconciliation of profit reported under UK GAAP to the profit reported under IFRS for the year ended 30 June 2005; and a reconciliation of the cash flows of the Group as reported under UK GAAP reconciled to cash flows reported under IFRS.
The Group complied with all applicable mandatory exemptions and in addition the elective exemptions within IFRS 1 relating to business combinations and share-based payment transactions.

Consolidated IFRS Income Statement for the year ended 30 June 2005

			Financial
			instruments &
	As	Share-	hedge
	reported	based	accounting				Other Adjustments
	under	payments			Goodwill							IFRS
	UK GAAP*	IFRS 2	IAS 21	IAS 39	IFRS 3		IAS 38		IAS 28/31	IAS 18		adjustments	IFRS
	£m	£m	£m	£m	£m		£m		£m	£m		£m	£m

Notes		(i )	(ii )	(iii )	(iv	)	(v	)	(vi )	(vii	)
Revenue	4,048			(229)						23		(206)	3,842
Operating expense	(3,346)	(19)	(22)	263	116		11			(23)		326	(3,020)
Operating profit	702	(19)	(22)	34	116		11					120	822

Share of results of joint ventures and associates	14											—	14
Investment income	30								(1)			(1)	29
Finance costs	(92)		(26)	31								5	(87)
Profit on disposal of joint venture	(23)				32							32	9
Profit before tax	631	(19)	(48)	65	148		11		(1)			156	787

Taxation	(206)	6	14	(20)			(3)					(3)	(209)
Profit for the year	425	(13)	(34)	45	148		8		(1)			153	578

Earnings per share (in pence) from profit for the year
Basic and diluted	22.2p	(0.6p )	(1.8p )	2.4p	7.7p		0.4p		(0.1p )			8.0p	30.2p

*	Presented in IFRS format.

Share-based payments

(i) IFRS 2 — “Share-based Payment”
Under UK GAAP, the Group recognised a charge in the profit and loss account for its long-term incentive plans, based on the difference between the exercise price of the award and the price of a Sky share on the date of grant (the “intrinsic value”). No charge was recognised in respect of the Executive Share scheme, as the awards had an intrinsic value of nil, nor in respect of the Sharesave scheme due to a specific exemption under UK GAAP for such schemes.
Under IFRS 2, the Group is required to recognise a charge in the income statement for all share options and awards, based on the fair value of the awards as calculated at the grant date using an option-pricing model. This IFRS method of valuations is applied in assessing the Income Statement charge for all share option schemes, including the Executive and Sharesave schemes. The Group recognises a corresponding increase in shareholders’ equity in respect of this charge. The effects of these two changes result in an additional charge to administration costs of £19 million and a reduction in taxation for the year of £6 million under IFRS compared to the charge under UK GAAP.

31. Explanation of transition to IFRS (continued)

Financial instruments & hedge accounting
Financial instruments and hedge accounting under IFRS resulted in an increase in profit before tax of £17 million and an additional tax charge of £6 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 — “The Effects of Changes in Foreign Exchange Rates”
Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures, the rates inherent in the hedging contracts have been used to translate the hedged items. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each balance sheet date. The restatement of foreign currency creditors, programming additions and amortisation in the period resulted in a net charge of £22 million to programming costs. The restatement of US$ debt and accrued interest in the period resulted in an additional charge to finance costs of £26 million. Together, these adjustments resulted in a £14 million reduction in the taxation charge for the year.

(iii) IAS 39 “Financial Instruments — Recognition and Measurement”
Under UK GAAP, the Group has recognised gains or losses on financial instruments on maturity. Under IAS 39, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. Where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in fair value) that is determined to be an effective hedge is initially recognised in equity in a hedging reserve, and is transferred to the Income Statement over the same period as the underlying hedged exposure affects the income statement. This resulted in a reduction in programming costs of £34 million, and a reduction in finance costs of £31 million in respect of forward contracts and cross currency and interest rate swaps which achieved hedge accounting and an additional charge to taxation for the year of £20 million.
Under UK GAAP, the Group presented amounts receivable from betting and gaming customers on a gross basis. Under IFRS, betting payouts are presented net against amounts receivable from betting and gaming customers. This resulted in a £229m reduction in revenue, with a corresponding reduction in operating expense.

Goodwill

(iv) IFRS 3 — “Business Combinations”
Under UK GAAP, the Group amortised goodwill on a straight-line basis over periods no longer than twenty years. Under IFRS 3, the Group’s goodwill balances which existed at the date of transition to IFRS are no longer amortised and instead are subject to annual impairment testing. Therefore, the amortisation charge under UK GAAP for 2005 of £116 million has been reversed under IFRS.
Under UK GAAP, goodwill arising on acquisitions which had been written off to reserves is recycled to the profit and loss account on disposal of the investment. Under IFRS 3, such goodwill is not included in the gain or loss on disposal. This results in a different gain or loss on disposal of investments under IFRS. During the year, this difference gave rise to an adjustment of £32 million to reverse out goodwill recycled to the profit and loss account on the disposal of Granada Sky Broadcasting Limited (“GSB”), so that the £23 million loss on disposal under UK GAAP became a gain on disposal of £9 million under IFRS.

Other adjustments

(v) IAS 38 — “Intangible Assets”
IAS 38 requires development expenditure to be recognised in the balance sheet if it is probable it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain smartcard development expenditure arising in the year that was expensed under UK GAAP must be capitalised under these criteria. This has resulted in an £11 million reduction in operating expenses and an additional charge to taxation for the year of £3 million.

31. Explanation of transition to IFRS (continued)

(vi) IAS 28 — “Investments in Associates” and IAS 31 — “Investments in Joint Ventures”
Under UK GAAP, the Group accounted for its share of joint ventures and associates using equity accounting. Under IFRS, the Group continues to apply equity accounting. However, under IFRS, the Group is required to cease recognising losses in equity accounted investments where our share of the loss exceeds our investment in the venture, unless it has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate. In addition, the Group’s share of joint ventures’ interest and taxation are reported through the share of joint ventures line. Lastly, goodwill amortisation relating to joint ventures and associates has been reversed out under IFRS. The net impact of these adjustments was a reduction in “Investment income” of £1 million.

(vii) IAS 18 — “Revenue”
Under UK GAAP, revenues derived from the sale of surplus programming rights and magazine advertising were recognised net against operating expenses. Under IFRS, this revenue has been recognised on a gross basis, resulting in a £23 million increase in revenue, offset by a £23 million increase in operating costs. This treatment is consistent with the Group’s US GAAP accounting policy for revenue.

31. Explanation of transition to IFRS (continued)

Consolidated IFRS Balance Sheet as at 1 July 2004

			Financial
			instruments &
		Share-	hedge
	As reported	based	accounting		Other adjustments
	under	payments							IFRS
	UK GAAP*	IFRS 2	IAS 21	IAS 39	IAS 38	IAS 10	IAS 7	IAS 28/31	adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Notes		(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
Non-current assets
Goodwill	417								—	417
Intangible assets	—				155				155	155
Property, plant and equipment	376				(155)				(155)	221
Investments in joint ventures and associates	33								—	33
Available for sale investments	2								—	2
Deferred tax assets (viii)	151	1	(37)	42					6	157
Derivative financial assets	—			9					9	9
	979	1	(37)	51					15	994

Current assets
Inventories	375		(26)						(26)	349
Trade and other receivables	363								—	363
Short-term deposits	173						(39)		(39)	134
Cash and cash equivalents	474						39		39	513
Derivative financial assets	—			3					3	3
	1,385		(26)	3					(23)	1,362

Total assets	2,364	1	(63)	54					(8)	2,356

Current liabilities
Trade and other payables	1,122	(23)	(31)			(63)		(3)	(120)	1,002
Current tax liabilities	48								—	48
Derivative financial liabilities	—			43					43	43
	1,170	(23)	(31)	43		(63)		(3)	(77)	1,093

Non-current liabilities
Borrowings	1,076		(118)						(118)	958
Other payables	28								—	28
Derivative financial liabilities	—			111					111	111
	1,104		(118)	111					(7)	1,097

Total liabilities	2,274	(23)	(149)	154		(63)		(3)	(84)	2,190

Share capital	971								—	971
Share premium	1,437								—	1,437
Other reserves	206			(1)					(1)	205
Retained earnings	(2,524)	24	86	(99)		63		3	77	(2,447)
Shareholders’ equity	90	24	86	(100)		63		3	76	166

Total liabilities and shareholders’ equity	2,364	1	(63)	54					(8)	2,356

* Presented on an IFRS basis

31. Explanation of transition to IFRS (continued)

Share-based Payments
(i) IFRS 2 — “Share-based Payment”
Under UK GAAP, certain amounts charged through the profit and loss account for share-based payments were shown within accruals in the balance sheet. Under IFRS, they are required to be recorded within reserves. This resulted in a reclassification between accruals and reserves of £23 million in the Group’s transitional balance sheet. In addition, the requirements of IAS 12 — “Income Taxes” led to the recognition of £1 million of additional deferred tax assets relating to share-based payments.

Financial instruments & hedge accounting
Financial instruments and hedge accounting under IFRS resulted in a decrease in total assets of £9 million, an increase in total liabilities of £5 million and a decrease in shareholders equity of £14 million. The breakdown of these adjustments is detailed below:
(ii) IAS 21 — “The Effects of Changes in Foreign Exchange Rates”
Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures economically, the rates inherent in the hedging contracts have been used to translate the hedged items into GBP. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each balance sheet date. The restatement of foreign currency balances led to a decrease in programming creditors of £31 million, a decrease in programming inventory of £26 million, and a decrease in borrowings of £118 million. These adjustments also led to a £37 million decrease in deferred tax assets.
(iii) IAS 39 — “Financial Instruments: Recognition and Measurement”
Under IAS 39, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being initially recognised in the hedging reserve or the income statement. In the transitional balance sheet, this resulted in the recognition of additional assets of £2 million and additional liabilities of £43 million in respect of financial instruments used to hedge programming foreign currency exposures. Additional assets of £9 million and liabilities of £111 million were recognised in respect of financial instruments used to hedge the Group’s foreign currency debt exposure, and £1 million of additional assets relating to embedded derivatives. These adjustments increased deferred tax assets by £42 million.
Other adjustments
(iv) IAS 38 — “Intangible Assets”
IAS 38 requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification. This resulted in a reclassification between ‘Property, plant and equipment’ and ‘Intangible assets’ of £155 million in the Group’s transitional balance sheet.
(v) IAS 10 — “Events after the Balance Sheet Date”
Under UK GAAP, dividends declared after the Balance Sheet date, but before the date of signing the financial statements, are treated as adjusting post-balance sheet events, and the associated dividend payable has been recorded as a liability within the year-end balance sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved. This resulted in the removal of the final dividend of £63 million declared in August 2004 in respect of the year ended 30 June 2004 from the Group’s transitional balance sheet.

31. Explanation of transition to IFRS (continued)
(vi) IAS 7 — “Cash Flow Statements”
Under IAS 7, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition. This resulted in an IFRS reclassification in the transitional balance sheet from ’Short-term deposits’ to ’Cash and cash equivalents’ of £39 million for items with a maturity of less than three months at the date of acquisition.

(vii) IAS 28 — “Investments in Associates” and IAS 31 “Investments in Joint Ventures”
In accordance with the equity accounting requirements of IAS 28, the Group’s accumulated share of losses in certain joint ventures that exceed its interest in those entities and its obligations to provide further funding are not recognised. This resulted in an adjustment of £3 million in the transitional balance sheet for losses recognised under UK GAAP.

(viii) IAS 1 — “Presentation of Financial Statements”
Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax assets previously classified within current assets under UK GAAP.

31. Explanation of transition to IFRS (continued)

Consolidated IFRS Balance Sheet as at 30 June 2005

			Financial
			instruments &
		Share-	hedge
	As reported	based	accounting			Other adjustments
	under	payments			Goodwill				IFRS
	UK GAAP*	IFRS 2	IAS 21	IAS 39	IFRS 3	IAS 38	IAS 10	IAS 7	adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Notes		(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
Non-current assets
Goodwill	301				116				116	417
Intangible assets	—					202			202	202
Property, plant and equipment	526					(191)			(191)	335
Investments in joint ventures and associates	23								—	23
Available for sale investments	2								—	2
Deferred tax assets (viii)	100	2	(23)	29		(3)			5	105
Derivative financial assets	—			9					9	9
	952	2	(23)	38	116	8			141	1,093

Current assets
Inventories	340		(19)						(19)	321
Trade and other receivables	331								—	331
Short-term deposits	54							140	140	194
Cash and cash equivalents	643							(140)	(140)	503
Derivative financial assets	—			14					14	14
	1,368		(19)	14					(5)	1,363

Total assets	2,320	2	(42)	52	116	8			136	2,456

Current liabilities
Trade and other payables	1,140	(14)	(2)				(93)		(109)	1,031
Current tax liabilities	100								—	100
Provisions (viii)	13								—	13
Derivative financial liabilities	—			6					6	6
	1,253	(14)	(2)	6			(93)		(103)	1,150

Non-current liabilities
Borrowings	1,076		(94)						(94)	982
Other payables	25								—	25
Derivative financial liabilities	—			112					112	112
	1,101		(94)	112					18	1,119

Total liabilities	2,354	(14)	(96)	118			(93)		(85)	2,269

Share capital	934								—	934
Share premium	1,437								—	1,437
Capital redemption reserve	37								—	37
Other reserves	131			(14)	73				59	190
Retained earnings	(2,573)	16	54	(52)	43	8	93		162	(2,411)
Shareholders’ equity	(34)	16	54	(66)	116	8	93		221	187

Total liabilities and shareholders’ equity	2,320	2	(42)	52	116	8			136	2,456

* Presented on an IFRS basis

31. Explanation of transition to IFRS (continued)
Share-based payments

(i) IFRS 2 — “Share-based Payment”
Under UK GAAP, certain amounts charged through the profit and loss account for share-based payments are shown within accruals in the balance sheet. Under IFRS, they are required to be recorded within reserves. This resulted in a reclassification between accruals and reserves of £14 million at 30 June 2005. In addition, the requirements of IAS 12 — “Income Taxes” led to the recognition of £2 million of additional deferred tax assets relating to share-based payments.
Financial instruments & hedge accounting
Financial instruments and hedge accounting under IFRS resulted in an increase in total assets of £10 million, an increase in total liabilities of £22 million and a decrease in shareholders’ equity of £12 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 — “The Effects of Changes in Foreign Exchange Rates”
Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures economically, the rates inherent in the hedging contracts have been used to translate the hedged items into GBP. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each balance sheet date. The restatement of foreign currency balances led to a decrease in programming creditors of £2 million, a decrease in programming inventory of £19 million, and a decrease in borrowings of £94 million. These adjustments also led to a £23 million decrease in deferred tax assets.

(iii) IAS 39 — “Financial Instruments — Recognition and Measurement”
Under IAS 39, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. In the Balance Sheet at 30 June 2005 this resulted in the recognition of additional assets of £13 million and additional liabilities of £6 million in respect of financial instruments used to hedge the Group’s programming foreign currency exposures. Additional assets of £9 million and liabilities of £112 million were recognised in respect of financial instruments used to hedge the Group’s foreign currency debt exposure, and £1 million of additional assets relating to embedded derivatives. These adjustments increased deferred tax assets by £29 million.
Goodwill

(iv)	IFRS 3 — “Business Combinations”
The adjustment of £116 million reinstates the goodwill amortisation charged under UK GAAP in the period, and is partly offset by an adjustment of £73 million in reserves, which reverses a release from the merger reserve to the Profit and Loss reserve made under UK GAAP in relation to the acquisitions on which the goodwill arose.
Other adjustments

(v) IAS 38 — “Intangible Assets”
IAS 38 requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification. This resulted in a reclassification between ‘Property, plant and equipment’ and ‘Intangible assets’ of £191 million in the balance sheet.

31. Explanation of transition to IFRS (continued)
IAS 38 requires development expenditure to be recognised in the balance sheet if it is probable that it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain development expenditure arising in the year meets these criteria and has therefore been capitalised. Under UK GAAP the Group has elected to expense all such expenditure as incurred. This results in an increase of £11 million in intangible assets in the balance sheet at 30 June 2005. This adjustment decreases deferred tax assets by £3 million.

(vi) IAS 10 — “Events after the Balance Sheet Date”
Under UK GAAP, dividends declared after the balance sheet date, but before the date of signing the financial statements, are treated as adjusting post-balance sheet events, and the associated dividend payable has been recorded as a liability within the year-end balance sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved. This resulted in the removal of the final dividend of £93 million declared in August 2005 in respect of the year ended 30 June 2005 from the Group’s balance sheet.

(vii) IAS 7 — “Cash Flow Statements”
Under IAS 7, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition. This resulted in an IFRS reclassification in the balance sheet from ’Cash and cash equivalents’ to ’Short-term deposits’ of £140 million for items with a maturity of more than three months at the date of acquisition.

(viii) IAS 1 — “Presentation of Consolidated Financial Statements”
Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax assets previously classified within current assets under UK GAAP.
In addition, £13 million of provisions, disclosed separately under UK GAAP, have been reclassified to current liabilities.

31. Explanation of transition to IFRS (continued)

Consolidated IFRS cash flow statement for the year ended 30 June 2005

	As
	reported	Cash flow	Intangible
	under	statements	assets	IFRS
	UK GAAP*	IAS 7	IAS 38	adjustments	IFRS
	£m	£m	£m	£m	£m

Notes		(i)	(ii)

Cash flows from operating activities
Cash generated from operations	978		11	11	989
Interest received	28			—	28
Taxation paid	(103)			—	(103)
Net cash from operating activities	903		11	11	914

Cash flows from investing activities
Dividends received from joint ventures and associates	12			—	12
Funding to joint ventures and associates	(4)			—	(4)
Repayments of funding from joint ventures and associates	8			—	8
Proceeds from the sale of a joint venture	14			—	14
Purchase of property, plant and equipment	(230)		81	81	(149)
Purchase of intangible assets	—		(92)	(92)	(92)
Proceeds from the sale of equity investments	1			—	1
Decrease (increase) in short-term deposits	164	(224)		(224)	(60)
Net cash used in investing activities	(35)	(224)	(11)	(235)	(270)

Cash flows from financing activities
Proceeds from issue of shares held in ESOP	4			—	4
Purchase of own shares for ESOP	(14)			—	(14)
Purchase of own shares for cancellation	(416)			—	(416)
Interest paid	(91)			—	(91)
Dividends paid to shareholders	(138)			—	(138)
Net cash used in financing activities	(655)			—	(655)

Effect of foreign exchange rate movements	—	1		1	1

Net increase (decrease) in cash and cash equivalents	213	(223)		(223)	(10)

(i) IAS 7 — “Cash Flow Statements”
Under IAS 7, only deposits maturing within three months of deposit are normally classified as ‘Cash and cash equivalents’. Investments with maturities of over three months have therefore been reclassified to ‘Short-term deposits’, resulting in a £224 million reduction in the effect of short-term deposits on the movement in cash and cash equivalents.
(ii) IAS 38 — “Intangible Assets”
The Group’s £81 million expenditure on software and development during the year has been reclassified from purchase of property, plant and equipment to purchase of intangible assets. In addition, certain cash flows relating to smartcard development of £11 million have been reclassified from cash generated from operations to the purchase of intangible assets.

32.	Summary of differences between IFRS and US GAAP

(i)	Differences giving rise to accounting adjustments
The Group’s accounts are prepared in accordance with IFRS, which differs in certain respects from US GAAP.
The following is a summary of the significant adjustments to operating income, net income, shareholders’ equity and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP.

	Year ended 30 June

	2006	2005
	£m	£m
	(Except per share data)

Operating income:
Operating profit under IFRS	877	822
Adjustments:
Employee stock-based compensation(2)	1	20
Derivative accounting(3)	(2)	—
Capitalised interest(4)	(3)	(2)
Operating income under US GAAP	873	840

Net income:
Profit for the year under IFRS	551	578
Adjustments:
Goodwill(1)	—	(23)
Employee stock-based compensation(2)	1	20
Derivative accounting(3)	(8)	(2)
Capitalised interest(4)	4	11
Pre-consolidation results(5)	(2)	—
Deferred taxation on US GAAP adjustments(6)	5	(7)
Net income under US GAAP	551	577

Basic earnings per share under US GAAP(8)	30.2p	30.2p

Diluted earnings per share under US GAAP(8)	30.1p	30.1p

32. Summary of differences between IFRS and US GAAP (continued)

	As at 30 June

	2006	2005
	£m	£m

Shareholders’ equity:
Capital and reserves under IFRS	121	187
Adjustments:
Goodwill(1)	616	616
Employee stock-based compensation(2)	7	5
Capitalised interest(4)	24	20
Deferred taxation(6)	(9)	(10)
Shareholders’ equity under US GAAP	759	818

Total assets:
Under IFRS	3,773	2,456
Adjustments:
Goodwill(1)	616	616
Capitalised interest(4)	24	20
Deferred taxation(6)	(9)	(10)
Debt issue costs(7)	15	—
Under US GAAP	4,419	3,082

Total liabilities:
Under IFRS	3,652	2,269
Adjustments:
Employee stock-based compensation(2)	(7)	(5)
Debt issue costs(7)	15	—
Under US GAAP	3,660	2,264

Notes

(1)	Goodwill
Under IFRS, for those business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Deemed cost represents the carrying value of the goodwill under the Group’s UK GAAP accounting policies on the IFRS Transition Date. Goodwill is stated at cost (or deemed cost) less any impairment losses and is tested at least annually for impairment.
Under US GAAP, the Group adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) from 1 July 2002. As is the case under IFRS, SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.
For US GAAP reporting purposes, the latest annual impairment test was completed during the current year. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired.

32. Summary of differences between IFRS and US GAAP (continued)

Subsidiaries

Sky Television Limited
Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not reinstated on transition to IFRS, as required by IFRS 1, leading to an increase in total assets under US GAAP compared to IFRS of £309 million.

BiB
The Group completed the acquisition of a 67.5% interest in BiB during fiscal 2001. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost of £302 million, representing its carrying value under UK GAAP at the IFRS Transition Date. Under US GAAP, the goodwill arising on acquisition was £664 million. No amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.
During fiscal 2003, under US GAAP, the Group recognised a deferred tax asset of £24 million in respect of BiB tax losses carried forward. The tax benefits of BiB’s tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. This reduced the goodwill balance under US GAAP to £539 million, resulting in a goodwill balance which is currently £237 million higher than that under IFRS.

SIG
The Group completed the acquisition of SIG on 12 July 2000. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost at the IFRS Transition Date of £112 million. Under US GAAP, goodwill of £272 million was being amortised on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.
During fiscal 2003, under US GAAP, the Group recorded an impairment charge of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG. This reduced the goodwill balance under US GAAP to £184 million, resulting in a goodwill balance which is currently £72 million higher than that under IFRS.
In addition, there is £3 million of goodwill under IFRS, which has a carrying value of nil under US GAAP, which has arisen on certain other acquisitions.

Joint ventures
On 1 November 2004, the Group sold its 49.5% investment in GSB, realising a profit on disposal under IFRS of £9 million. This was included as an item below operating profit. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of an additional 9.5% interest in GSB in March 1998 was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not included in determining any subsequent gain or loss on disposal under IFRS, as required by IFRS 1. Under US GAAP, the carrying value of the goodwill at the time of the disposal was £23 million, which resulted in a loss on disposal of £14 million.
Under US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. No amortisation charge is being recognised. Under IFRS, the deemed cost of this goodwill at the IFRS Transition Date was nil.

32. Summary of differences between IFRS and US GAAP (continued)

(2)	Employee stock-based compensation
Under IFRS, the Group recognises an expense for all share options and awards based on fair values, measured at the date of grant using appropriate option-pricing models, taking into account the terms and conditions upon which the awards are granted. The expense is recognised over the period during which employees become unconditionally entitled to the awards, adjusted for the Group’s estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met.
Under US GAAP, prior to 1 July 2005, the Group accounted for the cost of options and awards in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). For performance-related options deemed to be variable plans under APB No. 25, compensation expense was measured as the difference between the quoted market price and the exercise price at the date when the number of shares that would vest and the exercise price was known (“the measurement date”); the cost was recognised over the period the employee performed the related services. Since the ultimate compensation was unknown until the performance conditions were satisfied, estimates of compensation expense were recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it was probable that the performance conditions would be attained. Options that vested conditional only on continued employment over the life of the options were deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of grant being charged against income over the vesting period of the options.
Under US GAAP, following the adoption of SFAS No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”), from 1 July 2005, the accounting for share options and awards has changed. SFAS No. 123R requires the recognition of an expense for all share options and awards granted to employees, based on the fair value at the grant date of those awards, as estimated using appropriate option-pricing models.
Under IFRS, in accordance with the transition provisions in IFRS 1 and IFRS 2 “Share-based Payment”, an expense has only been recognised in respect of options and awards granted after 7 November 2002, that had not vested by 1 January 2005. Under US GAAP, the Group adopted SFAS No. 123R using the modified prospective application transition method and was therefore required to recognise an expense in respect of the portion of any requisite vesting period which had not been completed for all options and awards at 1 July 2005, regardless of the original date of grant of those awards. Furthermore, under IFRS, the Group is required to recognise compensation cost for awards with graded vesting on an accelerated basis, as though each separately vesting portion of the award is a separate award. Under US GAAP, the Group is required to recognise compensation cost under SFAS No. 123R using the attribution method that was used under SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS No. 123”). Under SFAS No. 123, the Group recognised compensation cost for such awards using a straight-line method, and is therefore required to continue to follow that same recognition method for the unvested portion of these awards after adopting SFAS No. 123R. The extra US GAAP charge for the year in respect of these differences amounts to £1 million, as the charge recognised was greater than that recognised during the year under IFRS. The total tax benefit recognised under US GAAP relating to stock-based compensation was £8 million and the tax benefit recognised in respect of options exercised during the year was £3 million.
As the Group adopted SFAS No. 123R using the modified prospective application transition method, prior periods have not been restated. The effect of adopting SFAS No. 123R was to reduce income before taxation for the year ended 30 June 2006 by £10 million, compared to that which would have arisen if share options and awards had been accounted for in accordance with APB No. 25, to reduce net income for the year by £5 million, and to reduce basic and diluted earnings per share by 0.3 pence. Had compensation expense for share options been determined

32. Summary of differences between IFRS and US GAAP (continued)
in accordance with SFAS No. 123 for periods prior to 1 July 2005, the Group’s net income and earnings per share would have been reduced to the pro-forma amounts shown below:

	Year ended
	30 June
	2005
	£m

Net income under US GAAP:
As reported	577
Add: APB No. 25 stock-based employee compensation expense included in reported net income	5
Related tax effects	(1)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(31)
Related tax effects	9
Pro-forma	559

Earnings per share under US GAAP:
Basic — as reported	30.2	p
Basic — pro-forma	29.3	p
Diluted — as reported	30.1	p
Diluted — pro-forma	29.2	p

Under IFRS, employer’s National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the year amounts to £2 million (2005: £1 million), as the National Insurance paid was less than that accrued during the year under IFRS. The cumulative balance sheet effect of this adjustment at 30 June 2006 was a decrease in the accrual under IFRS for employer’s National Insurance of £7 million (2005: £5 million).

(3)	Derivative accounting
Under both IFRS and US GAAP, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. The fair value of derivative instruments is determined based on discounted present value techniques.
Under US GAAP, a number of the Group’s cross-currency swaps which convert fixed US dollar interest payments into fixed sterling interest payments were not designated as cash flow hedges until after their inception. Accordingly, the fair value of these swaps at the date of designation results in hedge ineffectiveness, which is recorded directly in the income statement. Under IFRS, as permitted by the IFRS 1 transition rules, there is no ineffectiveness arising, as hedge accounting is deemed to have been achieved from their inception.
The estimated net amount of existing losses which are included in other comprehensive income (“OCI”) at 30 June 2006 that are expected to be reclassified into earnings within the next twelve months is £11 million, net of tax (2005: £20 million).
During the current year, the Group recognised a loss in the income statement of £6 million due to hedge ineffectiveness (2005: £5 million).

(4)	Capitalised interest
Under IFRS, the capitalisation of interest is not required, and the Group expenses interest charges to the income statement in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the

32. Summary of differences between IFRS and US GAAP (continued)
construction of major capital assets are required to be capitalised and amortised over the estimated useful life of the assets concerned.
Cumulative capitalised interest on assets under construction (net of amortisation) at 30 June 2006 amounted to £24 million (2005: £20 million). During the year, interest of £7 million (2005: £13 million) was capitalised in respect of assets under construction, and amortisation of £3 million (2005: £2 million) was charged in respect of capitalised interest on assets in use.

(5)	Pre-consolidation results
On 21 October 2005, the Group made a recommended cash offer for the entire issued and to be issued share capital of Easynet. On 6 January 2006, the offer was declared unconditional in all respects, and this is considered to be the acquisition date. Under IFRS, the Group’s ownership interest in Easynet shares up until the date of acquisition were treated as an available for sale investment.
Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 18 “The equity method of accounting for investments in common stock”, which require that when an investment previously accounted for using other than the equity method becomes qualified for consolidation, an investor’s retained earnings and results of operations should be adjusted retrospectively to adopt the equity method for its ownership interest in previous periods. Accordingly, under US GAAP, the Group’s share of Easynet’s net loss for the period to 6 January 2006 of £2 million has been included within net income.

(6)	Deferred taxation
Under IFRS, IAS 12 “Income taxes” (“IAS 12”) requires that deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying value of assets and liabilities and their corresponding tax bases. A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Under US GAAP, SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) requires that deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.
The net deferred tax asset recognised under IFRS and US GAAP primarily differs in respect of deferred tax on IFRS to US GAAP adjustments.
A further difference arises in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense. Under IFRS, the deferred tax asset is based on the compensation expense recognised in the income statement, but is adjusted to reflect the Group’s estimate of the actual future tax deduction which will arise, based on the Group’s share price at the balance sheet date. Under US GAAP, the deferred tax asset is also based on the compensation expense recognised in the income statement, however SFAS No. 123R requires that no consideration is given to the Group’s share price at the balance sheet date in either measuring the gross asset or any valuation allowance required.
Under IFRS, at 30 June 2006, there is a deferred tax asset of £100 million (2005: £105 million).

32. Summary of differences between IFRS and US GAAP (continued)
The net deferred tax asset under US GAAP comprises the following:

	Deferred tax asset			Deferred tax asset
	30 June 2006			30 June 2005

	Gross	Valuation	Net	Gross	Valuation	Net
	asset	allowance(iv)	Asset	asset	allowance(iv)	asset
	£m	£m	£m	£m	£m	£m

Accelerated capital allowances	45	(19)	26	30	(16)	14
Tax losses carried forward(i)	277	(244)	33	146	(78)	68
Fixed asset investments(ii)	354	(354)	—	354	(354)	—
Short-term timing differences	2	—	2	4	—	4
Share-based payment timing differences	12	—	12	7	—	7
Financial instrument timing differences(iii)	43	—	43	29	—	29
Foreign exchange timing differences	(21)	—	(21)	(23)	—	(23)
Other	(4)	—	(4)	(4)	—	(4)
	708	(617)	91	543	(448)	95

(i)	At 30 June 2006, there is a valuation allowance of £169 million (2005: £64 million) against a deferred tax asset in respect of overseas trading losses, including £64 million (2005: £64 million) with respect to the Group’s German holding companies of KirchPayTV, on the basis that these temporary differences are not more likely than not to be realised. There is also a valuation allowance of £75 million (2005: £14 million) against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to the deferred tax asset of £75 million (2005: £14 million) arising from UK losses in the Group will be allocated to reduce goodwill, then intangible assets arising on previously acquired entities.

(ii)	At 30 June 2006, there is a valuation allowance of £330 million (2005: £330 million) against a deferred tax asset in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these temporary differences are not more likely than not to be realised. There is also a valuation allowance of £24 million (2005: £24 million) against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments, on the basis that it is more likely than not that they will not be realised.

(iii)	During the current year, the deferred tax asset relating to financial instruments increased by £14 million (2005: increased by £3 million) through OCI.

(iv)	The current period charge to the income statement in respect of these valuation allowances was £3 million (2005: credit of £3 million).
The US GAAP tax charge, which relates wholly to UK corporation tax on continuing operations, comprises:

	Year ended
	30 June

	2006	2005
	%	%

UK corporation tax rate	30.0	30.0
Permanent differences	1.7	(0.2)
Loss on disposals of investments, net	—	0.5
Joint venture profits	(0.2)	(0.1)
Valuation allowance	0.4	0.2
Credits relating to prior periods	(0.8)	(3.1)
Other	(0.6)	(0.1)
US GAAP income tax charge	30.5	27.2

32.	Summary of differences between IFRS and US GAAP (continued)

(7)	Debt issue costs
Under IFRS, borrowings are recorded at the proceeds received, net of direct issue costs.
Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 21 “Interest on Receivables and Payables”, which require that direct issue costs should be reported in the balance sheet as deferred charges, within assets.

(8)	Per share data
The equivalent earnings per American Depositary Share (“ADS”) outstanding is as follows:

	Year ended 30 June

	2006	2005

Basic earnings per ADS under US GAAP	120.8p	120.8p
Diluted earnings per ADS under US GAAP	120.4p	120.4p

(9)	Consolidated Balance Sheets
Under IFRS, deferred tax assets are classified within “non-current assets”, as required by IAS 1. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.
Under IFRS, a merger reserve is included as part of capital and reserves, relating to the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value (for further details see note 24). Under US GAAP, this amount is recorded within additional-paid-in-capital.
Under IFRS, a special reserve is included as part of capital and reserves (for further details see note 24). Under US GAAP, the balance held in the special reserve is recorded within additional-paid-in-capital.
Under IFRS, a capital redemption reserve is included as part of capital and reserves (for further details see note 24). Under US GAAP, the balance held in the capital redemption reserve is recorded within additional-paid-in-capital.

(ii) Additional US GAAP Disclosures

(a) Adoption of new standards

SFAS No. 154 “Accounting Changes and Error Corrections”
In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154 “Accounting Changes and Error Corrections” (“SFAS No. 154”). This standard replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim financial statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The standard is effective for financial statements with fiscal years beginning after 15 December 2005 and will therefore be adopted by the Group from 1 July 2006. The adoption of SFAS No. 154 is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments”
In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). This standard simplifies the accounting for certain hybrid financial instruments, eliminates certain interim guidance relating to securitised financial assets, and eliminates certain restrictions on qualifying special-purpose entities. The standard is effective for all financial instruments acquired or issued in any fiscal year beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Group results of operations or its financial position.

32.	Summary of differences between IFRS and US GAAP (continued)

SFAS No. 156 “Accounting for Servicing of Financial Assets”
In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets” (“SFAS No. 156”). This standard addresses the recognition of separately recognised servicing assets and liabilities arising each time an entity undertakes an obligation to service a financial asset. The standard is effective for fiscal years beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group results of operations or its financial position.

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”
In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition: tax positions taken or expected to be taken in a tax return should be recognised only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement: tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognised upon ultimate settlement.
FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006 and is therefore effective for the Group from 1 July 2007. The Group is currently assessing FIN 48 and has not yet determined the impact that the adoption of this interpretation will have on its financial position or results of operations.
33. Guarantor statements
From time to time the Company may issue debt securities that are registered with the Securities and Exchange Commission, and which are guaranteed, on a full and unconditional basis, by certain of the Company’s subsidiaries. Currently, two of the Company’s subsidiaries, British Sky Broadcasting Limited (“BSkyB Limited”) and Sky Subscribers Services Limited (“SSSL”), are joint and several guarantors of the Company’s registered debt securities. In October 1996, the Company issued US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750% respectively.
Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the year ended 30 June 2006, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the SEC. The Group’s accounting policies are in accordance with IFRS. This supplemental financial information should be read in conjunction with the consolidated financial statements.

33. Guarantor statements (continued)
Supplemental condensed consolidating balance sheet as at 30 June 2006(2)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	—	—	623	—	623
Intangible assets	—	181	37	—	218
Property, plant and equipment	23	354	133	9	519
Investments in subsidiary undertakings under the equity method	929	409	319	(1,657)	—
Investments in joint ventures and associates	—	—	28	—	28
Available for sale investments	1	26	—	(25)	2
Deferred tax assets	40	17	43	—	100
Derivative financial assets	76	—	—	(76)	—
	1,069	987	1,183	(1,749)	1,490

Current assets
Inventories	—	277	47	—	324
Trade and other receivables	1,431	2,393	2,884	(6,219)	489
Short-term deposits	—	297	350	—	647
Cash and cash equivalents	—	785	31	—	816
Derivative financial assets	1	6	—	—	7
	1,432	3,758	3,312	(6,219)	2,283

Total assets	2,501	4,745	4,495	(7,968)	3,773

Current liabilities
Borrowings	162	—	1	—	163
Trade and other payables	1,205	3,406	2,945	(6,309)	1,247
Current tax liabilities	—	68	—	—	68
Provisions	—	1	5	—	6
Derivative financial liabilities	28	21	—	—	49
	1,395	3,496	2,951	(6,309)	1,533

Non-current liabilities
Borrowings	776	266	1,103	(320)	1,825
Other payables	—	15	15	36	66
Provisions	—	7	12	—	19
Derivative financial liabilities	209	—	76	(76)	209
	985	288	1,206	(360)	2,119

Total liabilities	2,380	3,784	4,157	(6,669)	3,652

Shareholders’ equity	121	961	338	(1,299)	121

Total liabilities and shareholders’ equity	2,501	4,745	4,495	(7,968)	3,773

Reconciliation to US GAAP:
Shareholders’ equity under IFRS	121	961	338	(1,299)	121
Adjustments:
Goodwill	616	—	616	(616)	616
Employee stock-based compensation	7	7	—	(7)	7
Capitalised interest	24	24	—	(24)	24
Deferred taxation	(9)	(9)	—	9	(9)
Capital and reserves under US GAAP	759	983	954	(1,937)	759

See notes to supplemental guarantor statements

33. Guarantor statements (continued)
Supplemental condensed consolidating balance sheet as at 30 June 2005(2)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	—	—	417	—	417
Intangible assets	—	191	11	—	202
Property, plant and equipment	24	291	11	9	335
Investments in subsidiary undertakings under the equity method	1,396	378	45	(1,819)	—
Investments in joint ventures and associates	—	—	23	—	23
Available for sale investments	1	33	—	(32)	2
Deferred tax assets	70	35	—	—	105
Derivative financial assets	9	—	—	—	9
	1,500	928	507	(1,842)	1,093

Current assets
Inventories	—	292	29	—	321
Trade and other receivables	719	1,317	1,473	(3,178)	331
Short-term deposits	—	—	194	—	194
Cash and cash equivalents	26	354	123	—	503
Derivative financial assets	—	14	—	—	14
	745	1,977	1,819	(3,178)	1,363

Total assets	2,245	2,905	2,326	(5,020)	2,456

Current liabilities
Trade and other payables	971	2,070	1,304	(3,314)	1,031
Current tax liabilities	—	100	—	—	100
Provisions	—	11	2	—	13
Derivative financial liabilities	—	6	—	—	6
	971	2,187	1,306	(3,314)	1,150

Non-current liabilities
Borrowings	975	72	33	(98)	982
Other payables	—	25	—	—	25
Derivative financial liabilities	112	—	—	—	112
	1,087	97	33	(98)	1,119

Total liabilities	2,058	2,284	1,339	(3,412)	2,269

Shareholders’ equity	187	621	987	(1,608)	187

Total liabilities and shareholders’ equity	2,245	2,905	2,326	(5,020)	2,456

Reconciliation to US GAAP:
Shareholders’ equity under IFRS	187	621	987	(1,608)	187
Adjustments:
Goodwill	616	—	616	(616)	616
Employee stock-based compensation	5	5	—	(5)	5
Capitalised interest	20	20	—	(20)	20
Deferred taxation	(10)	(10)	—	10	(10)
Capital and reserves under US GAAP	818	636	1,603	(2,239)	818

See notes to supplemental guarantor statements

33. Guarantor statements (continued)
Supplemental condensed consolidating statement of operations for the year ended 30 June 2006(2)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	118	4,206	915	(1,091)	4,148
Operating expense	(1)	(3,494)	(877)	1,101	(3,271)
Operating profit	117	712	38	10	877

Share of results of joint ventures and associates —		—	12	—	12
Share of (losses) profits of subsidiary undertakings	(458)	—	262	196	—
Investment income	1,015	56	87	(1,106)	52
Finance costs	(88)	(112)	(93)	150	(143)
Profit on disposal of investment	—	2	—	(2)	—
Profit before tax	586	658	306	(752)	798

Taxation	(35)	(152)	(60)	—	(247)
Profit for the year	551	506	246	(752)	551

Reconciliation to US GAAP:
Profit for the period under IFRS	551	506	246	(752)	551
Adjustments:
Employee stock based compensation	1	1	—	(1)	1
Derivative accounting	(8)	(2)	—	2	(8)
Capitalised interest	4	4	—	(4)	4
Pre-consolidation results	(2)	—	(2)	2	(2)
Deferred taxation	5	3	—	(3)	5
Net income under US GAAP	551	512	244	(756)	551

See notes to supplemental guarantor statements

33. Guarantor statements (continued)
Supplemental condensed consolidating statement of operations for the year ended 30 June 2005(2)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	116	3,977	606	(857)	3,842
Operating expense	(1)	(3,327)	(557)	865	(3,020)
Operating profit	115	650	49	8	822

Share of results of joint ventures and associates	—	—	14	—	14
Share of (losses) profits of subsidiary undertakings	(247)	46	44	157	—
Investment income	829	74	210	(1,084)	29
Finance costs	(84)	(55)	(14)	66	(87)
Amounts written back to equity investments	—	130	—	(130)	—
Profit on disposal of joint venture	—	—	9	—	9
Profit before tax	613	845	312	(983)	787

Taxation	(35)	(157)	(17)	—	(209)
Profit for the year	578	688	295	(983)	578

Reconciliation to US GAAP:
Profit for the period under IFRS	578	688	295	(983)	578
Adjustments:
Goodwill	(23)	—	(23)	23	(23)
Employee stock-based compensation	20	20	—	(20)	20
Derivative accounting	(2)	—	—	—	(2)
Capitalised interest	11	11	—	(11)	11
Deferred taxation	(7)	(7)	—	7	(7)
Net income under US GAAP	577	712	272	(984)	577

See notes to supplemental guarantor statements

33. Guarantor statements (continued)
Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2006(2)

	British Sky	(1)	Non-		BSkyB
	Broadcasting	Guarantor	Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	32	747	132	93	1,004
Interest received	—	31	12	—	43
Taxation paid	—	(172)	—	—	(172)
Net cash from operating activities	32	606	144	93	875

Cash flows from investing activities
Dividends received from joint ventures and associates —		—	7	—	7
Funding to joint ventures and associates	—	—	(3)	—	(3)
Repayments of funding from joint ventures and associates	—	—	1	—	1
Purchase of property, plant and equipment	—	(135)	(34)	—	(169)
Purchase of intangible assets	—	(38)	(5)	—	(43)
Increase in short-term deposits	—	(297)	(156)	—	(453)
Purchase of subsidiary, net of cash and cash equivalents purchased	—	—	(209)	—	(209)
Net cash used in investing activities	—	(470)	(399)	—	(869)

Cash flows from financing activities
Proceeds from issue of guaranteed notes	—	—	1,014	—	1,014
Proceeds from disposal of shares in ESOP	13	—	—	—	13
Purchase of own shares for ESOP	—	(17)	—	—	(17)
Purchase of own shares for cancellation	(406)	(2)	—	—	(408)
Interest paid	—	(101)	(4)	—	(105)
Dividends paid to shareholders	—	(191)	—	—	(191)
Loans from (to) Group companies	335	605	(847)	(93)	—
Net cash from financing activities	(58)	294	163	(93)	306

Effect of foreign exchange rate movements	—	1	—	—	1
Net (decrease) increase in cash and cash equivalents	(26)	431	(92)	—	313

Cash and cash equivalents at the beginning of the year	26	354	123	—	503
Cash and cash equivalents at the end of the year	—	785	31	—	816

See notes to supplemental guarantor statements

33. Guarantor statements (continued)
Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2005(2)

	British Sky	(1)	Non-		BSkyB
	Broadcasting	Guarantor	Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	114	795	72	8	989
Interest received	4	18	6	—	28
Taxation paid	—	(103)	—	—	(103)
Net cash from operating activities	118	710	78	8	914

Cash flows from investing activities
Dividends received from joint ventures and associates —		—	12	—	12
Funding to joint ventures and associates	—	—	(4)	—	(4)
Repayments of funding from joint ventures and associates	—	—	8	—	8
Proceeds from the sale of a joint venture	—	—	14	—	14
Purchase of property, plant and equipment	—	(135)	(14)	—	(149)
Purchase of intangible assets	—	(87)	(5)	—	(92)
Proceeds from the sale of equity investments	—	—	1	—	1
Decrease (increase) in short-term deposits	—	134	(194)	—	(60)
Net cash used in investing activities	—	(88)	(182)	—	(270)

Cash flows from financing activities
Proceeds from disposal of shares in ESOP	4	—	—	—	4
Purchase of own shares for ESOP	—	(14)	—	—	(14)
Purchase of own shares for cancellation	(57)	(359)	—	—	(416)
Interest paid	—	(91)	—	—	(91)
Dividends paid to shareholders	(75)	(63)	—	—	(138)
Loans (to) from Group companies	(10)	(196)	214	(8)	—
Net cash (used in) from financing activities	(138)	(723)	214	(8)	(655)

Effect of foreign exchange rate movements	—	1	—	—	1
Net (decrease) increase in cash and cash equivalents	(20)	(100)	110	—	(10)

Cash and cash equivalents at the beginning of the year	46	454	13	—	513
Cash and cash equivalents at the end of the year	26	354	123	—	503

See notes to supplemental guarantor statements

33. Guarantor statements (continued)
Notes to supplemental guarantor statements

(1)	The Guarantors are:

BSkyB Limited	Operates one of the leading pay-television broadcasting services in the UK and Ireland. The company’s principal activities consist of the operation and distribution of 30 wholly-owned television channels in digital across various genres, including movies, sports, news, arts and general entertainment. In addition, the company currently markets to DTH viewers channels owned and broadcast by third parties.

SSSL	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its fellow subsidiary undertaking, BSkyB Limited. SSSL also provides similar services to another fellow subsidiary undertaking and to third party broadcasters.

(2)	Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal consolidation adjustments relate to investments in subsidiaries and intercompany balances.

(3)	Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings.
Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

34. British Sky Broadcasting Group plc Company only financial statements
Company Income Statement for the year ended 30 June 2006

		2006	2005
	Notes	£m	£m

Revenue		118	116
Operating expense		(1)	(1)
Operating profit		117	115

Dividend income from subsidiaries		950	770
Investment income	B	65	59
Finance costs	B	(88)	(84)
Profit before tax	C	1,044	860

Taxation	D	(35)	(35)
Profit for the year		1,009	825

Statement of Recognised Income and Expenses for the Company for the year ended 30 June 2006

	2006	2005
	£m	£m

Profit for the year	1,009	825

Net (expense) income recognised directly in equity
Cash flow hedges	(75)	(22)
Tax on cash flow hedges	23	7
	(52)	(15)

Less amounts reported in profit for the year
Losses on cash flow hedges	61	(11)
Tax on cash flow hedges	(18)	3
	43	(8)

Net losses not recognised in profit for the year	(9)	(23)

Total recognised income and expense for the year	1,000	802

34. British Sky Broadcasting Group plc Company only financial statements (continued)
Company Balance Sheet as at 30 June 2006

		2006	2005
	Notes	£m	£m

Non-current assets
Property, plant and equipment	E	1	1
Investment property	E	22	23
Investments in subsidiaries	F	4,777	4,777
Available for sale investments	G	1	1
Deferred tax assets	H	40	70
Derivative financial assets	L	76	9
		4,917	4,881

Current assets
Other receivables	I	1,431	719
Cash and cash equivalents		—	26
Derivative financial assets	L	1	—
		1,432	745

Total assets		6,349	5,626

Current liabilities
Borrowings	J	162	—
Other payables	K	1,205	971
Derivative financial liabilities	L	28	—
		1,395	971

Non-current liabilities
Borrowings	J	776	975
Derivative financial liabilities	L	209	112
		985	1,087

Total liabilities		2,380	2,058

Shareholders’ equity	M	3,969	3,568

Total liabilities and shareholders’ equity		6,349	5,626

These financial statements have been approved by the Board of Directors on 27 July 2006 and were signed on its behalf by:

James Murdoch	Jeremy Darroch
Chief Executive Officer	Chief Financial Officer

34. British Sky Broadcasting Group plc Company only financial statements (continued)
Company Cash Flow Statement for the year ended 30 June 2006

		2006	2005
	Notes	£m	£m

Cash flows from operating activities
Cash generated from operations	N	32	114
Interest received		—	4
Net cash from operating activities		32	118

Cash flows from financing activities
Proceeds from the exercise of share options		13	4
Purchase of own shares for cancellation		(406)	(57)
Borrowing from (loan to) subsidiaries		335	(10)
Dividends paid to shareholders		—	(75)
Net cash used in financing activities		(58)	(138)

Net decrease in cash and cash equivalents		(26)	(20)

Cash and cash equivalents the beginning of the year		26	46

Cash and cash equivalents at the end of the year		—	26

34. British Sky Broadcasting Group plc Company only financial statements (continued)
A. Accounting policies
British Sky Broadcasting Group plc (the “Company”) is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom.

i) Statement of compliance
The Company financial statements have been prepared in accordance with IFRS, consistently with the accounting policies set out in note 1 of the Group accounts.
An explanation of how the transition from UK GAAP to IFRSs has affected the financial position, financial performance and cash flows of the Company is provided in note Q.

ii) Revenue
Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Company’s operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Company’s main sources of revenue are recognised as follows:

—	Revenue from licensing the Company’s brand name asset to subsidiaries. This revenue is recognised on an accruals basis under the terms of the relevant leasing agreements.

—	Revenue from leasing the Company’s investment properties to subsidiaries. This revenue is recognised on an accruals basis.

iii) Investment property
Investment property is initially stated at cost, which comprises the purchase price and any expenditure directly attributable to acquisition of the property. Subsequent to initial recognition, investment property is held at cost net of accumulated depreciation less impairment. Any properties classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell.

iv) Investments in subsidiaries
An investment in a subsidiary is recognised at cost less impairment. As permitted by section 133 of the Companies Act 1985, where the relief afforded under section 131 of the Companies Act 1985 applies, cost is the aggregate of the nominal value of the relevant number of the Company’s shares and the fair value of any other consideration given to acquire the share capital of the subsidiary undertakings. Dividends received from subsidiaries are recognised as income only to the extent that the Company receives distributions from accumulated profits of the subsidiary arising after the date of acquisition. Distributions received in excess of such profits are recognised as a reduction in the cost of investment.

34. British Sky Broadcasting Group plc Company only financial statements (continued)
B. Investment income and finance costs

	2006	2005
	£m	£m

Investment income
Investment income from subsidiaries	65	55
Investment income from cash and cash-equivalents	—	4
	65	59

	2006	2005
	£m	£m

Finance costs
RCF agreements	(2)	(6)
Guaranteed Notes (see note J)	(83)	(85)
Remeasurement of borrowings-related derivative financial instruments	(3)	7
	(88)	(84)

C.	Profit before taxation
Profit before taxation is stated after charging:

	2006	2005
	£m	£m

Depreciation of investment property	1	—
Rental income from subsidiaries	1	2
	2	2

Audit fees
The Company did not pay any amounts to the auditors in respect of audit services during either year, as the cost was borne by a subsidiary undertaking.

Employee benefits
The Company had 2 employees (2005: 2 employees) during the year. These employees were paid less than £1 million (2005: less than £1 million).

34. British Sky Broadcasting Group plc Company only financial statements (continued)

D.	Taxation
(i) Taxation recognised in the income statement

	2006	2005
	£m	£m

Current tax expense
Current year	—	—
Adjustment in respect of prior years	—	—
Total current tax	—	—

Deferred tax expense
Origination and reversal of temporary differences	—	2
Reversal of deferred tax asset	35	33
Total deferred tax charge	35	35

Taxation	35	35

(ii) Deferred tax recognised directly in equity

	2006	2005
	£m	£m

Deferred tax credit on hedging items	5	10
	5	10

(iii) Reconciliation of effective tax rate
The tax expense for the year is lower than the standard rate of corporation tax in the UK (30%) applied to profit before tax. The differences are explained below:

	2006	2005
	£m	£m

Profit before tax	1,044	860
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%)	313	258

Effects of:
Non taxable income	(285)	(231)
Group relief surrendered for no consideration	7	8
Taxation	(35)	(35)

All taxation relates to UK corporation tax.

34. British Sky Broadcasting Group plc Company only financial statements (continued)

E.	Property, plant and equipment and investment property

		Investment
	Investment	properties not	Total	Total plant,
	properties in	yet available	investment	property and
	use (i), (ii)	for use	properties	equivalent
	£m	£m	£m	£m

Cost
At 1 July 2004	—	9	9	3
Additions	14	—	14	—
At 30 June 2005	14	9	23	3

Investment properties brought in to use	9	(9)	—	—
At 30 June 2006	23	—	23	3

Depreciation
At 1 July 2004 and at 30 June 2005	—	—	—	(2)

Depreciation	(1)	—	(1)	—
At 30 June 2006	(1)	—	(1)	(2)

Carrying amounts
At 1 July 2004	—	9	9	1
At 30 June 2005	14	9	23	1
At 30 June 2006	22	—	22	1

(i)	The Company’s investment properties were valued on 10 July 2006 by independent qualified valuers. The valuations were undertaken in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors in the United Kingdom by CB Richard Ellis Surveyors, a firm of Independent Chartered Surveyors. The values are based on active market prices. The properties had a fair value of £35 million at 30 June 2006 (2005: £30 million).

(ii)	Depreciation was not charged on £12 million of land (2005: £12 million).

(iii)	Rental revenue received from leasing out investment properties during the year is £1 million (2005: £2 million).

34. British Sky Broadcasting Group plc Company only financial statements (continued)
F. Investments in subsidiaries

Investments in
subsidiaries
£m

Cost
At 1 July 2004	7,380
Additions(i),(ii)	1,935
Liquidations(iii)	(214)
Disposals(ii),(iv)	(3,319)
At 30 June 2005 and 30 June 2006	5,782

Provision
At 1 July 2004	2,519
Disposals(iv)	(1,514)
At 30 June 2005 and 30 June 2006	1,005

Carrying amounts
At 1 July 2004	4,861
At 30 June 2005 and 30 June 2006	4,777

(i)	On 3 March 2005, the Company acquired 19.9% of the share capital of British Interactive Broadcasting Holdings Limited from British Sky Broadcasting Limited, a subsidiary undertaking, for consideration of £130 million.

(ii)	On 4 March 2005, the Company disposed of 49.99% of its investment in BSkyB Limited to BSkyB Investments Limited, a subsidiary undertaking, for consideration of £1,805 million satisfied by the issue of shares in BSkyB Investments Limited. There was no profit or loss on disposal.

(iii)	On 17 March 2005, two Company investments, BSkyB Finance (No. 2) Limited and BSkyB Finance (No. 3) Limited were dissolved.

(iv)	On 22 February 2005, the Company disposed of its 100% investment in BSkyB GmbH to BSkyB German Investments Limited, a subsidiary undertaking. Prior to the disposal, the Company had held the investment at a cost of £1,514 million, which was fully provided for.
See note 30 for a list of significant investments of the Company.

34. British Sky Broadcasting Group plc Company only financial statements (continued)

G.	Available for sale investments
The Company held a listed football club investment at fair value of £1 million (2005: £1 million).

H.	Deferred tax assets
Recognised deferred tax assets

	Tax
	losses	Other	Total
	£m	£m	£m

At 1 July 2004	101	(6)	95
Charge to income	(33)	(2)	(35)
Credit to equity	—	10	10
At 30 June 2005	68	2	70

Charge to income	(35)	—	(35)
Credit to equity	—	5	5
At 30 June 2006	33	7	40

Of the total deferred tax asset recognised at 30 June 2006, £33 million (2005: £68 million) can be offset only against future taxable profits generated in the Company. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.
The balance relates to deferred tax assets in respect of certain derivative financial instruments which will unwind as the related hedging reserve is released to the income statement.
The Company has not recognised a deferred tax asset of £18 million (2005: £18 million) relating to realised and unrealised capital losses in respect of football club investments, on the basis that they are not more likely than not to be utilised.

I.	Other receivables

	2006	2005
	£m	£m

Prepayments and other receivables	3	3
Amounts receivable from subsidiaries	1,428	716
	1,431	719

Included within the amounts shown above are the following receivables which are due in greater than one year:
Prepayments	2	3

Amounts receivable from subsidiaries include the following loans to BSkyB Limited — £252 million (2005: £253 million) at a compounding interest rate of 6 months LIBOR, £413 million (2005: £413 million) at an interest rate of 8.2%, £100 million (2005: £100 million) at an interest rate of 7.75% and a loan to BSkyB Investments Limited of

34. British Sky Broadcasting Group plc Company only financial statements (continued)
£121 million (2005: £121 million) at a compounding interest rate of 6 month LIBOR. These loans are repayable on demand. All other amounts receivable from subsidiaries are non interest bearing and also repayable on demand.

J.	Borrowings

	2006	2005
	£m	£m

Current borrowings
US$300 million of 7.300% Guaranteed Notes repayable in 2006	162	—

Non current borrowings
US$300 million of 7.300% Guaranteed Notes repayable in 2006	—	169
US$600 million of 6.875% Guaranteed Notes repayable in 2009	325	339
£100 million of 7.750% Guaranteed Notes repayable in 2009	100	100
US$650 million of 8.200% Guaranteed Notes repayable in 2009	351	367
	776	975

K.	Other payables

	2006	2005
	£m	£m

Other payables
Amounts owed to subsidiary undertakings	1,173	939
Accruals	32	32
	1,205	971

Amounts payable to subsidiaries are non-interest bearing and repayable on demand.

L.	Derivatives and other financial instruments
During the year, the Company entered into a number of swap transactions with external third parties and an equal and opposite number of swap transactions with a subsidiary, in relation to the US$750 million of 5.625% Guaranteed Notes, the US$350 million of 6.500% Guaranteed Notes and the £400 million of 5.750% Guaranteed Notes issued by the subsidiary. At 30 June 2006, the Company has recognised a derivative financial asset of £76 million and a derivative financial liability of £76 million as a result of these transactions, with no overall net impact on the Company’s income statement. Note 22 provides further details of the Group’s derivative financial instruments.

34. British Sky Broadcasting Group plc Company only financial statements (continued)
M. Reconciliation of shareholders’ equity

				Capital				Total
	Share	Share	Special	redemption	Capital	Hedging	Retained	shareholders’
	capital	premium	reserve	reserve	reserve	reserve	earnings	equity
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2004	971	1,437	14	—	844	16	40	3,322
Purchase of own shares for cancellation	(37)	—	—	37	—	—	(416)	(416)
Recognition and transfer of cash flow hedges	—	—	—	—	—	(33)	—	(33)
Tax on items taken directly to equity	—	—	—	—	—	10	—	10
Profit for the year	—	—	—	—	—	—	825	825
Dividends	—	—	—	—	—	—	(140)	(140)
At 30 June 2005	934	1,437	14	37	844	(7)	309	3,568
Purchase of own shares for cancellation	(38)	—	—	38	—	—	(408)	(408)
Recognition and transfer of cash flow hedges	—	—	—	—	—	(14)	—	(14)
Tax on items taken directly to equity	—	—	—	—	—	5	—	5
Profit for the year	—	—	—	—	—	—	1,009	1,009
Dividends	—	—	—	—	—	—	(191)	(191)
At 30 June 2006	896	1,437	14	75	844	(16)	719	3,969

For share capital, share premium, special reserve and capital redemption reserve, see note 24.
For dividends, see note 10.

Capital reserve
This reserve arose from the surplus on the transfer of trade and assets to a subsidiary undertaking.

Hedging reserve
Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and then recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

N.	Reconciliation of net profit to cash generated from operations

	2006	2005
	£m	£m

Profit before taxation	1,044	860
Depreciation of investment properties	1	—
Dividend income	(950)	(770)
Net finance costs	23	25
Other receivables	(320)	69
Other payables	234	(70)
Cash generated from operations	32	114

34. British Sky Broadcasting Group plc Company only financial statements (continued)

O.	Contingent liabilities and guarantees
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
Two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company’s £1 billion RCF and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 21). Additionally, the Company’s £1 billion RCF is guaranteed by BSkyB Investments Limited and the US$750 million, US$350 million and £400 million Guaranteed Notes are guaranteed by the Company.

P.	Transactions with related parties and major shareholders

	2006	2005
	£m	£m

Supply of services to subsidiaries	118	116
Interest received from funding to subsidiaries	65	55
Amounts owed by subsidiaries	1,428	716
Amounts owed to subsidiaries	(1,173)	(939)

The Company has related party transactions with its subsidiaries by virtue of its status as parent company of the Group. In particular, it is normal treasury practice for the Company to lend and borrow cash to and from its subsidiaries as required. Interest is earned on certain loans to subsidiaries.
The Company received £117 million (2005: £116 million) for licensing the Sky brand name to subsidiaries. The Company received £1 million (2005: nil) for leasing investment property to subsidiaries.
The Company received two interim dividends during the year from a subsidiary totalling £950 million (2005: £770 million from subsidiaries).

34. British Sky Broadcasting Group plc Company only financial statements (continued)

Q.	Explanation of transition to IFRSs
The following is a summary of the significant adjustments to profit for the year and shareholders’ equity at 1 July 2004 and 30 June 2005, required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with IFRS.
The analysis below shows a reconciliation of profit for the year reported under UK GAAP to the profit reported for the year under IFRS for the year ended 30 June 2005 and reconciliations of the Company’s shareholders’ equity reported under UK GAAP to the Company’s shareholders’ equity reported under IFRS at the Transition Date and at 30 June 2005.

£m

Profit for the year under UK GAAP	576
Financial instruments and hedge accounting	7
Deferred taxation	(2)
Dividend income	244

Profit for the year under IFRS	825

Shareholders’ equity at 1 July 2004 under UK GAAP	3,591
Financial instruments and hedge accounting	18
Dividends payable	63
Dividends receivable	(344)
Deferred taxation	(6)

Shareholders’ equity at 1 July 2004 under IFRS	3,322

Shareholders’ equity at 30 June 2005 under UK GAAP	3,581
Financial instruments and hedge accounting	(8)
Dividends payable	93
Dividends receivable	(100)
Deferred taxation	2

Shareholders’ equity at 30 June 2005 under IFRS	3,568

There have been no material changes to cash flows.

GROUP FINANCIAL RECORD — UNAUDITED
Consolidated results
Below is selected financial information for the Group under IFRS as at and for each of the years in the two years ended 30 June 2006, derived from the audited consolidated financial statements included in this Annual Report.

	Year ended	Year ended
	30 June	30 June
	2006	2005
Income Statement	£m	£m

DTH subscribers	3,154	2,968
Cable subscribers	224	219
Advertising	342	329
Sky Bet	37	32
Sky Active	91	92
Other	300	202
Revenue	4,148	3,842

Operating expense	(3,271)	(3,020)
Operating profit	877	822

Share of result of joint ventures and associates	12	14
Investment income	52	29
Finance costs	(143)	(87)
Profit on disposal of joint venture	—	9
Profit before tax	798	787

Taxation	(247)	(209)
Profit for the year	551	578

Net losses not recognised in profit for the year	(38)	(13)
Total recognised income and expense for the year	513	565

Cash flow statement	£m	£m

Cash and cash equivalents	816	503

Statistics

Basic earnings per share (in pence) from profit for the year	30.2p	30.2p
Diluted earnings per share (in pence) from profit for the year	30.1p	30.2p

Payments to acquire plant, property, equipment and intangible assets (£m)	212	241
Capital stock (£m)(i)	2,567	2,598

DTH homes (’000)	8,176	7,787
Cable homes (’000) (ii)	3,898	3,872
Total Sky pay homes	12,074	11,659
DTT homes (’000) (iii)	7,326	4,940

Average number of full-time equivalent employees	11,216	9,958

	30 June	30 June
	2006	2005
Assets employed	£m	£m

Non-current assets	1,490	1,093
Current assets	2,283	1,363
Current liabilities	(1,533)	(1,150)
Non-current liabilities	(2,119)	(1,119)
Net assets	121	187

Number of shares in issue (number in millions)	1,791	1,868

(i)	Capital stock includes called-up share capital, share premium, Employee Share Ownership Plan (“ESOP”) reserve, merger reserve, special reserve, hedging reserve and capital redemption reserve.

(ii)	The number of cable subscribers is as reported to us by the cable operators.

(iii)	The DTT subscriber number consists of the Broadcasters’ Audience Research Board’s BARB estimate of the number of homes with access to Freeview (the free DTT offering operating in the UK). These figures may include Sky or Cable homes that already take multichannel television.
Group financial record — US GAAP
Set forth below is selected financial data for the Group under US GAAP as at and for each of the years in the five year period ended 30 June 2006.
The information contained in the following tables should be read in conjunction with the “Financial Review” section and the Group’s historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.
The selected financial data as at and for each of the years in the two year period ended 30 June 2006 are derived from the audited consolidated financial statements included in this Annual Report. The selected financial data as at and for each of the years in the three year period ended 30 June 2004 are derived from the audited consolidated financial statements appearing in our historical Annual Reports on Form 20-F filed with the SEC.

	Year ended 30 June

	2006	2005	2004	2003	2002
	(In millions except per share data)

Selected income statement data
Amounts in accordance with US GAAP
Total revenues	£4,148	£3,842	£3,535	£3,082	£2,707
Amortisation and impairment of intangible fixed assets	—	—	—	(5)	(145)
Operating profit (loss)	873	840	666	370	(30)
Joint ventures’ and associates’ goodwill amortisation and impairment, net	—	—	(3)	—	(712)
Loss on disposal of investments in joint ventures	—	(14)	—	—	—
Income (loss) before income tax	793	793	595	260	(940)
Net income (loss)	551	577	434	286	(1,047)
Basic earnings (loss) per share	30.2p	30.2p	22.4p	14.9p	(55.5p )
Diluted earnings (loss) per share	30.1p	30.1p	22.3p	14.7p	(55.5p )
Basic earnings (loss) per ADS(1)	120.8p	120.8p	89.7p	59.7p	(221.9p )
Diluted earnings (loss) per ADS(1)	120.4p	120.4p	89.3p	58.9p	(221.9p )
Dividends declared per share(2)	10.5p	7.25p	2.75p	—	—
Dividends declared per share(2)	18.4¢	13.7¢	4.9¢	—	—

	As at 30 June

	2006	2005	2004	2003	2002
	(In millions)

Selected balance sheet data
Amounts in accordance with US GAAP
Total assets	£4,419	£3,082	£2,988	£2,810	£2,853
Net assets (liabilities)	759	818	812	448	(141)
Number of shares in issue (number)	1,791	1,868	1,942	1,938	1,893

(1)	In our Annual Report filed on Form 20-F for fiscal 2002, the earnings (loss) per American Depositary Share (“ADS”) was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior periods earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(2)	Dividends are recognised in the period in which they are approved.
Factors which materially affect the comparability of the selected financial data

Accounting changes
During fiscal 2006, US Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment, was adopted. The impact of the adoption of this standard is described in note 32 to the consolidated financial statements.
During fiscal 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in the notes to the consolidated financial statements included within the Group’s Annual Report on Form 20-F for fiscal 2004.
During fiscal 2003, US SFAS No. 142, Goodwill and Other Intangible Assets, was adopted. The impact of the adoption of this standard is described in the notes to the consolidated financial statements included within the Group’s Annual Report on Form 20-F for fiscal 2003.
Business combinations
During fiscal 2006, we completed the acquisition of Easynet. The results of this acquisition were consolidated from the date of acquisition.

SHAREHOLDER INFORMATION
Share information
Our sole outstanding class of voting securities is ordinary shares with a nominal value of 50p.
Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. The Bank of New York is the depositary of the American Depositary Receipts, which evidence the ADSs.
Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 195 6600
Overseas +44 121 415 7567
ADR depositary
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (212) 815-3700
www.adrbny.com
Shares on-line
Lloyds TSB Registrars provide a range of shareholder information on-line. Shareholders can access their shareholdings and find advice on transferring shares and updating their details at www.shareview.co.uk.
ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.
Shareholder enquiries
All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company’s registrars, Lloyds TSB Registrars, whose address is given above.
Dividends
Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Lloyds TSB Registrars for a dividend mandate form.
Dividend Reinvestment Plan
The Company operates a Dividend Reinvestment Plan (“DRIP”) which enables shareholders to buy the Company’s shares on the London stock market with their cash dividend. Further information about the DRIP is available from

Lloyds TSB Registrars. The helpline number is 0870 241 3018 from inside the UK and +44 121 415 7173 from overseas.
Share price information
The Company’s share price can be found on the Company’s corporate website at www.sky.com/corporate and is broadcast on SkyText on the Sky News channel on page 145, BBC Ceefax page 221 and on Channel 4 Teletext page 520, all under the prefix BSkyB. It also appears in the financial columns of the national press.
ADS holders can access the latest ADS price at www.nyse.com or by visiting the Bank of New York’s website, www.adrbny.com.
The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares			ADSs(i)
	(Pence)			($)

	High	Low		High		Low

Fiscal year ended 30 June
2002	936	544		53		32	1/100
2003	706	458		47	3/25	28	53/100
2004	776	584	1/2	59	6/25	40	13/50
2005	625	465	1/2	46	33/100	33	39/50
2006	579	478	1/2	42	49/100	33	4/5

	Shares				ADSs(i)
	(Pence)				($)

	High		Low		High		Low

Fiscal year ended 30 June
2005
First Quarter	625		465	1/2	46	33/100	33	39/50
Second Quarter	570	3/4	483		44	1/2	34	67/100
Third Quarter	595		540	1/2	44	93/100	40	39/100
Fourth Quarter	572	1/2	509	1/2	43	63/100	36	19/25
2006
First Quarter	579		522		42	11/25	36	49/100
Second Quarter	560	1/2	485	1/2	39	3/25	33	4/5
Third Quarter	546	1/2	478	1/2	38	29/50	34	1/5
Fourth Quarter	573	1/2	509	1/2	42	49/100	35	79/100

	Shares				ADSs(i)
	(Pence)				($)

	High		Low		High		Low

Month ended
31 January 2006	520	1/2	478	1/2	37	9/25	34	1/5
28 February 2006	533	1/2	496	1/2	37	7/20	35	57/100
31 March 2006	546	1/2	505	1/2	38	29/50	35	3/5
30 April 2006	535		509	1/2	38	14/25	35	79/100
31 May 2006	545	1/2	514		41	9/25	38	17/50
30 June 2006	573	1/2	532		42	49/100	39	81/100

(i)	Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.
Principal shareholders
The following table sets forth, as of 27 July 2006, the amount and percentage of ordinary shares owned by each shareholder, including our Directors and Officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

		Percent
Identity of Person or Group	Amount Owned	of Class

News UK Nominees Limited(1)	686,021,700	38.36%
Franklin Resources, Inc. and its affiliates	179,614,830	10.00%
Janus Capital Management LLC	69,778,828	3.86%
Barclays PLC	68,971,130	3.85%
Brandes Investment Partners L.P.	56,867,820	3.12%
The Capital Group Companies, Inc.	55,977,854	3.10%
FMR Corp. and Fidelity International Limited (‘Fidelity’)	54,943,657	3.06%
Harris Associates L.P.	54,839,000	3.03%

(1)	On 30 June 2004, BSkyB Holdco, Inc. transferred its entire shareholding in us to News UK Nominees Limited, a wholly-owned subsidiary of News Corporation which remains interested in the shares.
There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:
On 16 February 2005, News Corporation notified us that its interest in our shares had increased to 36.01%. On 13 September 2005, News Corporation further notified us that its interest in our shares had increased to 37.00%. On 12 May 2006 News Corporation further notified us that its interest in our shares had increased to 38.02%. These increases were as a result of the Company’s share buy-back programme; the number of shares held by News Corporation remains unchanged.

Franklin Resources, Inc. notified us of the following changes in its interest in our shares:

Percentage
Date Notified	Ownership

9 August 2004	3.58%
12 August 2004	4.08%
15 September 2004	5.05%
15 November 2004	6.00%
3 May 2005	7.06%
9 June 2005	8.03%
11 July 2006	9.01%
2 February 2006	10.09%
23 May 2006	9.98%
21 June 2006	10.00%

On 11 August 2004, Janus Capital Management LLC (“Janus”) notified us that it had a 3.01% interest in our shares. On 11 October 2004, Janus further notified us that its interest in our shares had increased to 4.08%. On 19 April 2006 Janus further notified us that its interest in our shares had decreased to 3.86%.
On 6 June 2005, Barclays PLC notified us that it had a 3.38% interest in our shares. On 2 August 2005, Barclays PLC further notified us that its interest in our shares had increased to 4.15%. On 29 June 2006, Barclays PLC further notified us that its interest in our shares had decreased to 3.85%.
On 2 February 2006 Brandes Investment Partners L.P. notified us that it had a 3.12% interest in our shares.
On 6 April 2006 The Capital Group Companies, Inc. notified us that it had a 3.10% interest in our shares.
On 16 February 2004, Fidelity notified us that it had a 3.10% interest in our shares. On 28 June 2004, Fidelity notified us that it no longer had a notifiable interest in our shares. On 26 June 2006, Fidelity notified us that it had a 3.06% interest in our shares.
On 4 May 2006 Harris Associates L.P. notified us that it had a 3.03% interest in our shares.
Major shareholders have the same voting rights as all other shareholders. A voting agreement dated 21 September 2005 was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited which became unconditional on 4 November 2005 and caps News UK Nominees Limited voting rights at any general meeting at 37.19%. The provisions of the voting agreement cease to apply on the first to occur of a number of circumstances which include the date on which a general offer is made by an independent person (as defined in the voting agreement) for the ordinary share capital of the Company.
On 25 July 2006, 8,847,830 ADSs were held of record by 18 holders in the US and 30,209 ordinary shares were held of record by 67 US persons.
Financial calendar
Results for the financial year ending 30 June 2007 will be published:
Q1 November 2006
Q2 February 2007
Q3 May 2007
Q4 August 2007
Company’s registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000
The Sky website
The Sky website at www.sky.com details the Company’s product offering and provides a link to the Company’s Corporate website where investor and media information can be accessed.

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR
Principal bankers
Royal Bank of Scotland
St. Andrew’s Square
Edinburgh EH2 2YB
Solicitors
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
Company registration number
2247735
Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see note 22 of the consolidated financial statements “Derivatives and other financial instruments”.
Since any dividends we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.
The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

January 2006	1.7885	1.7404
February 2006	1.7807	1.7343
March 2006	1.7567	1.7256
April 2006	1.8220	1.7389
May 2006	1.8911	1.8286
June 2006	1.8817	1.8108

Year ended 30 June	Period end	Average(1)	High	Low

2002	1.5347	1.4479	1.5347	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733
2006	1.8491	1.7808	1.8911	1.7138

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.
On 25 July 2006, the noon buying rate was US$1.8407 per £1.00.

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
The current Articles of Association (“Articles”) of the Company, contain, inter alia, provisions to the following effect:

Directors’ material interests
Subject to the Companies Act 1985 (and any statutory amendment, modification or re-enactment of it for the time being in force (the “Act”)), and provided the Director has disclosed to the other Directors the nature and extent of his material interest, a Director may be party to or in any way interested in any arrangement or transaction with the Company or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit of the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other body and be remunerated therefore and, in any such case as aforesaid (save as otherwise agreed by him), he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.
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

At the AGM of the Company held on 14 November 2003, shareholders approved a special resolution authorising the Directors to reduce the Company’s share premium account by £1,120 million. In addition to the approval of the reduction by shareholders, the Company required the approval of the High Court, which was granted on 10 December 2003. The reduction became effective on 11 December 2003.
At the AGM of the Company held on 12 November 2004, shareholders approved a special resolution allowing the Company to buy-back up to 97,000,000 ordinary shares in the market, which was approximately 5% of the issued ordinary share capital at 1 October 2004. The authority expired on 11 November 2005, 12 months from the date of the passing of the special resolution. Buy-backs are by market purchases through the London Stock Exchange. Any shares purchased are cancelled thereby reducing the number of shares in issue. Under this authority the Company purchased, and subsequently cancelled, 97,000,000 ordinary shares of 50p each for a consideration of £544 million.
At the AGM held on 12 November 2004, shareholders approved an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the “City Code”) which waived the compulsory bid obligation that arises for News UK Nominees Limited when the Company repurchases shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the Company by the person required to make the offer or any person acting in concert with him. The holding of News UK Nominees Limited as at the date of the AGM was 686,021,700 ordinary shares, representing 35.33% of the voting rights in the Company. If the compulsory bid obligation under Rule 9 had not been waived and the Company had repurchased shares under the authority granted by the special resolution detailed above and, at the time, the voting rights attributable to the aggregate holding of News UK Nominees Limited had continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding had fallen below this level and, as a result had increased to 30% or more of such voting rights, News UK Nominees Limited would have been required to make a cash offer for the issued shares of the Company which it did not already own. The Panel agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval of the ordinary resolution on a poll, subsequently received at the AGM, from shareholders independent of News UK Nominees Limited. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding. The authority granted by the special resolution detailed above has been exercised in full and the holdings of News UK Nominees Limited and the percentage of the voting rights in the Company attributable to such holdings, following the exercise of the authority increased from 35.33% to 37.19% of the Company’s issued share capital.
At the AGM of the Company held on 4 November 2005, shareholders approved a special resolution that extended the buy-back authority for a further year, allowing the Company to buy-back up to 92,000,000 ordinary shares in the market, which was approximately 5% of the issued share capital of the Company at 27 September 2005. Shareholders also approved an ordinary resolution in relation to Rule 9 of the City Code, explained above, which waived the compulsory bid obligation whilst the buy-back authority remains in force. In addition, in pursuing a continued buy-back authority, the Board considered that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to 37.19%. The voting agreement was conditional on the buy-back proposals being approved by shareholders and therefore became unconditional on 4 November 2005. As at 27 July 2006, the Company had purchased, and subsequently cancelled, 53,765,000 ordinary shares of 50p each under this authority for a consideration of £278 million.

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
Dividends received by an individual US Holder before 1 January 2011 with respect to such US Holder’s shares or ADSs will generally be subject to a reduced rate of US federal taxation, provided that certain holding period and other requirements are met, and provided further that the Company is a qualified foreign corporation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the US. US Treasury Department guidance indicates that a foreign corporation organised in the UK, such as the Company, will qualify. US Holders should consult their own tax advisors regarding the application of these rules.
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
The surrender of ADSs in exchange for shares should not usually give rise to UK corporation tax, or US or UK capital gains tax, for US Holders who are not resident or ordinarily resident for tax purposes in the UK.
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
Stamp duty or SDRT charges at the rate of 1.5% (in the case of both stamp duty and SDRT) of the amount or value of the consideration, or in some circumstances, the value of the shares, may arise on a transfer of shares to the Depositary or the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will usually be payable by the Depositary or such other persons. It is possible for persons operating clearance services to make an election to HMRC subject to certain conditions, pursuant to which, instead of the

1.5% stamp duty or SDRT charge applying on entry as described above, a 0.5% SDRT charge would apply to transfers of securities made within the system.
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
Documents on display
Certain documents referred to in this Annual Report can be inspected at our offices at Grant Way, Isleworth, Middlesex, TW7 5QD, England. A copy of the Annual Report can be downloaded from the Company’s corporate website at www.sky.com/corporate.
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

GLOSSARY OF TERMS

USEFUL DEFINITIONS	DESCRIPTION

ADS	American Depositary Share

ATC	Advanced Technology Centre

Basic Packages	DTH subscription packages which exclude Premium Channels

bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

Churn	The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total subscribers.

Digibox	Digital satellite reception equipment

DSL	Digital Subscriber Line

DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels (in some cases together with channels broadcast by third parties) to a limited number of DSL subscribers (references throughout to “DTH subscribers” include DSL subscribers)

DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set top box or integrated digital television set

EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP

EPG	Electronic Programme Guide

ESOP	Employee Share Ownership Plan

Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

Freesat	Non-subscription service offered by Sky

Freeview	The free DTT offering operating in the UK

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

HDTV	High Definition Television

IFRS	International Financial Reporting Standards

IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network

LLU	Local Loop Unbundling: a process by which BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators other than BT to use the BT local loop to provide services to customers

Minidish	Satellite dish required to receive digital satellite television

MPLS	Multi Protocol Label Switching: a networking standard for including routing information in the data packets of an Internet Protocol network.

Multichannel viewing share	Share of viewers of non-analogue terrestrial television

Multiroom	Installation of an additional Digibox in the household of an existing subscriber

Ofcom	Office of Communications

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Cinemagic (including a Disney multiplex channel, “Disney Cinemagic +1”) (from 16 March 2006, The Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”) was replaced by Disney Cinemagic (including a Disney multiplex channel, “Disney Cinemagic +1”) and “Toon Disney” and “Playhouse Disney” became Basic Package channels, FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”) (from 23 July 2006, FilmFour is being broadcast as a free-to-air channel), MUTV, Chelsea TV and Music Choice Extra

Pub Channel	A wholly-owned business-to-business television channel available only to the licensed retail trade

PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another

RCF	Revolving Credit Facility

Sky	British Sky Broadcasting Group plc and its subsidiary undertakings

Sky+	Sky’s fully-integrated Personal Video Recorder (PVR) and satellite decoder

Sky Active	The brand name for Sky’s transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales

Sky Basic Channels	Sky One (and its multiplex versions, Sky Two and Sky Three, and its simulcast version, Sky One HD), Sky News, Sky Travel (and its multiplex versions, Sky Travel +1 and Sky Travel Extra), Sky Travel Shop, Sky Sports News, Artsworld (including its simulcast version, Artsworld HD) (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Artsworld), Sky Vegas 845, Sky Vegas 846, Flaunt, Bliss (which was named “The Amp” until 2 March 2006) and Scuzz

Sky Bet	Sky’s betting services, provided through digiboxes, the internet and via phone

Sky Buy	Interactive and internet shopping services

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels

Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9, and its simulcast version, Sky Movies 9 HD), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6, Sky Movies 8 and Sky Movies 10, and its simulcast version, Sky Movies 10 HD), Sky Sports 1, Sky Sports 2 (and their simulcast version, Sky Sports HD) and Sky Sports Xtra. Sky Premium Channels include bonus channels, including Sky Sports 3 and Sky Cinema 1 (and its multiplex version, Sky Cinema 2)

Sky Talk	Home phone service provided exclusively for Sky digital subscribers

SkyVenue	A wholly-owned business television channel available only to the licensed retail trade for viewing by their customers

Sky World	The top tier of packages that includes all Sky Premium Channels

Terrestrial channels	Television channels which have access to analogue spectrum. The UK currently has five terrestrial channels: BBC 1, BBC 2, ITV, Channel 4 and five

Transmission costs	Costs of transmitting channels to subscribers

Transponder	Wireless communication devices on satellites which send programming signals to minidishes

VAT	Value Added Tax: a UK sales tax levied on most goods and services

Viewing share	Number of people viewing a channel as a percentage of total viewing audience

VoD	Video-on-Demand

VPN	Virtual Private Network: a network that uses a public telecommunication infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network

WAN	Wide Area Network. Companies link networks at different sites over the internet to form a secure WAN.

FORM 20-F CROSS REFERENCE GUIDE
The information in this document that is referred to below shall be deemed to be part of the Annual Report on Form 20-F for 2006 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the Company under applicable US securities laws.

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management and advisors	Not applicable	n/a

2	Offer statistics and expected timetable	Not applicable	n/a

3	Key information
A	Selected financial data	Group financial record	182
		Shareholder Information — Exchange rates	189
B	Capitalization and indebtedness	Not applicable	n/a
C	Reason for the offer and use of proceeds	Not applicable	n/a
D	Risk factors	Risk Factors	30

4	Information on the Company
A	History and development of the Company	The business, its objectives and its strategy	5
B	Business overview	The business, its objectives and its strategy	5
		Government regulation	34
C	Organizational structure	Consolidated financial statements — Note 30 “Group Investments”	141
D	Property, plants and equipment	Property	61

4A	Unresolved staff comments	None	n/a

5	Operating and financial review and prospects
A	Operating results	Financial review	46
		Financial and operating review	49
B	Liquidity and capital resources	Financial and operating review — Liquidity and capital resources	53
C	Research and development, patents and licenses, etc	Financial and operating review — Research and development	58
D	Trend information	Financial and operating review — Trends and other information	56
E	Off balance sheet arrangements	Financial and operating review — Off-balance sheet arrangements	58
F	Tabular disclosure of contractual obligations	Financial and operating review — Tabular disclosure of contractual obligations	55
G	Safe harbor	Forward looking statements	2

6	Directors, senior management and employees
A	Directors and senior management	Board of Directors and senior management	63
B	Compensation	Report on Directors’ remuneration	78
C	Board practices	Report on Directors’ remuneration — 8. Service agreements, 9. Non-executive Directors	83
		Corporate governance report — Board committees	74
D	Employees	Board of Directors and senior management — Employees	67
		Consolidated financial statements — Note 7 “Employee benefits and key management compensation”	108
E	Share ownership	Report on Directors’ remuneration — 11. Share interests	86
		Report on Directors’ remuneration — 13. LTIP, 14. Sharesave scheme options	88

Item	Form 20-F caption	Location in this document	Page

7	Major shareholders and related party transactions
A	Major shareholders	Shareholder information — Principal shareholders	187
B	Related party transactions	Financial and operating review — Related party transactions	58
		Consolidated financial statements — Note 29 “Transactions with related parties and major shareholders”	139
C	Interests of experts and counsel	Not applicable	n/a

8	Financial information
A	Consolidated statements and other financial	Auditors’ report	90
	information	Consolidated financial statements	92
		Financial and operating review — Trends and other information	56
B	Significant changes	None	n/a

9	The offer and listing
A	Offer and listing details	Shareholder information — Share price information	186
B	Plan of distribution	Not applicable	n/a
C	Markets	Shareholder information — Share information	185
D	Selling shareholders	Not applicable	n/a
E	Dilution	Not applicable	n/a
F	Expenses of the issue	Not applicable	n/a

10	Additional information
A	Share capital	Not applicable	n/a
B	Memorandum and articles of association	Shareholder information — Memorandum and articles of association	190
C	Material contracts	The business, its objectives and its strategy — Material contracts	45
D	Exchange controls	Shareholder information — Exchange controls	197
E	Taxation	Shareholder information — Taxation	197
F	Dividends and paying agents	Not applicable	n/a
G	Statement by experts	Not applicable	n/a
H	Documents on display	Shareholder information — Documents on Display	200
I	Subsidiary information	Not applicable	n/a

11	Quantitative and qualitative disclosures about market risk	Consolidated financial statements — Note 22 “Derivatives and other financial instruments”	124

12	Description of securities other than equity securities	Not applicable	n/a

13	Defaults, dividend arrearages and delinquencies	Not applicable	n/a

14	Material modifications to the rights of security holders and use of proceeds	Shareholder information — Material modifications to the rights of security holders and use of proceeds	200

15	Controls and procedures	Corporate governance report	71

16A	Audit committee financial expert	Corporate governance report — Audit Committee	75

16B	Code of ethics	Corporate governance report — Corporate policies	71

Item	Form 20-F caption	Location in this document	Page

16C	Principal accountant fees and services	Consolidated financial statements — Note 6 “Profit before taxation”	108
		Corporate governance report — Use of external auditors	77

16D	Exemptions from the listing standards for audit committees	None	n/a

16E	Purchases of equity securities by the issuer and affiliated purchasers	Consolidated financial statements — Note 24 “Reconciliation of shareholders’ equity” — Purchase of own shares and capital redemption reserve	133

17	Financial statements	Not applicable	n/a

18	Financial statements	Auditors’ report	90
		Consolidated financial statements	92

19	Exhibits	Filed with the SEC

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

British Sky Broadcasting Group plc

By:	Jeremy Darroch

Jeremy Darroch
Chief Financial Officer
Date: 31 July 2006

EXHIBITS
The following exhibits are filed as part of this Annual Report on Form 20-F.

			Exhibit No.
			In Document
			Incorporated
Number		Description	By Reference

1	(i)	Memorandum and Articles of Association	A
2.1	(ii)	Specimen share certificate	2
2.2	(iii)	Form of Indenture, dated as of 15 September 1996, among the Company, as the Issuer, and British Sky Broadcasting Limited and Sky Subscribers Services Limited, as Initial Guarantors, and the Bank of New York, as Trustee, relating to Guaranteed Debt Securities	4.1
2.3	(iv)	Form of Indenture, dated as of 2 July 1999, among the Company, as the Issuer, and British Sky Broadcasting Limited and Sky Subscribers Services Limited, as Initial Guarantors, and the Bank of New York, as Trustee, relating to Guaranteed Debt Securities	10.2
2.4		Form of Indenture, dated as of 21 October 2005, among the Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited, as Initial Guarantors, and the Bank of New York, as Trustee, relating to Guaranteed Debt Securities	—
4.1	(v)	Agreement dated 3 November 2004 with respect to a £1,000,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, Barclays Bank plc, as agent, and others	4.1
4.2	(vi)	Service agreement dated 13 May 2004 with the Chief Executive Officer	4.2
4.3	(vi)	Service agreement dated 16 August 2004 with the Chief Financial Officer	4.3
8		List of Subsidiaries	—
11	(vii)	Code of Ethics	11
12.1		Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
12.2		Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—
13		Written statement of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)	—
15		Consent of Deloitte & Touche LLP	—

(i)	Incorporated by reference to the Special Report on Form 6-K of British Sky Broadcasting Group plc filed with the SEC on 18 August 2003.

(ii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2001 filed with the SEC on 1 October 2001.

(iii)	Incorporated by reference to the Registration Statement on Form F-3, Registration Statement File No. 333-5538, as filed with the SEC on 2 October 1996.

(iv)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 1999 filed with the SEC on 27 October 1999.

(v)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2005 filed with the SEC on 7 October 2005.

(vi)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2004 filed with the SEC on 26 October 2004.

(vii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.