Form 20-F
period 2008-06-30
BRITISH SKY BROADCASTING GROUP PLC
filed 2008-08-01
CIK 932789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2008
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

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Grant Way, Isleworth, Middlesex, TW7 5QD, England
Telephone +44 20 7705 3000
Facsimile +44 20 7705 3008
(Name, telephone, e-mail and/or facsimile number and address of Company
Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Ordinary shares (nominal value 50p per share)	New York Stock Exchange(1)
American Depositary Shares, each of which represents four	New York Stock Exchange
Ordinary shares of British Sky Broadcasting Group plc
(nominal value 50p per share)
6-7/8% Notes due February 23, 2009	:New York Stock Exchange

(1) The listing of Registrant's ordinary shares on the New York Stock Exchange is for technical purposes only and without trading privileges.

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report.
Ordinary shares (nominal value 50p per share) __________ 1,752,842,599

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	No

If this report is an annual or transition report, indicate by check mark is the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Large accelerated filer Accelerated filer Non-accelerated filer

Indicated by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No

Back to Contents

This constitutes the Annual Report on Form 20-F (the ‘‘20-F’’) of British Sky Broadcasting Group plc (the ‘‘Company’’) in accordance with the requirements of the United States (‘‘US’’) Securities and Exchange Commission (the ‘‘SEC’’) and is dated 1 August 2008. This document also contains the information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (‘‘IFRS’’) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, dated 30 July 2008, as updated or supplemented at the time of filing of the 20-F with the SEC. References to IFRS refer to the application of International Financial Reporting Standards, including International Accounting Standards (‘‘IAS’’) and interpretations issued by the International Accounting Standards Board (‘‘IASB’’) and its committees, and as interpreted by any regulatory bodies applicable to the Group and adopted by the European Union (‘‘EU’’). In addition, the Group also complied with IFRS as issued by the IASB.

Forward looking statements
This document contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections, such as forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony and Direct-to-Home (‘‘DTH’’) subscribers, broadband and bandwidth requirements, advertising growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margins, cash flow generation, programming costs, subscriber management costs, administration costs and other costs, marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (‘‘UK’’) and Republic of Ireland (‘‘Ireland’’).

Information on the significant risks and uncertainties associated with our business is described in ‘‘Directors’ report – review of the business – Risk factors’’ in this document. All forward looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

British Sky Broadcasting Group plc	1
Annual Report 2008

Back to Contents

Chairman’s statement

Over the last year, we have continued to position our business to take advantage of fundamental changes in the way in which customers consume media and communications. These changes are creating significant opportunities for companies that have the capability and the appetite to adapt their businesses.

The steps that we have taken are delivering results. We have gained exposure to an enlarged growth opportunity in the broad marketplace for entertainment and communications. The expansion of our product set has provided more tools than ever to meet the needs of our existing and future customers, and our focus on quality, choice and value is being met by increased demand. As a consequence, more customers are choosing Sky for a broader range of products and services than ever before.

Sky is a business that makes a positive contribution to life in the UK and Ireland: through the products chosen by millions of customers; through our investment in much-loved content; and through our commitment to innovation. A further dimension of that contribution is the sense of responsibility that we bring to the way we do business. We continue to make progress in our work to contribute to a healthy environment and to develop our activities in sport and the arts.

After serving for 18 years on the Board of the Company, Rupert Murdoch decided to step down as Chairman and as a Director in December 2007. On behalf of the Board and shareholders, I would like to express our gratitude for his unparalleled contribution and tireless dedication to Sky. His spirit and vision have been instrumental in growing the business from a standing start to reach more than one in three households across the UK and Ireland.

Having stepped down as Chief Executive in December 2007, I am pleased to have the opportunity to continue to serve the Company in a new role as Non-Executive Chairman. I am delighted to have been succeeded as Chief Executive by Jeremy Darroch, who is the first person from within Sky to have been appointed to that role.

Jeremy has been a key part of the Company’s leadership team since joining Sky as Chief Financial Officer in August 2004 and has been instrumental in our progress over that period. The Board considered Jeremy to be the outstanding candidate for the role of Chief Executive and I am certain that under his leadership the Company will continue to grow and prosper.

Andrew Griffith joined the Board in April 2008 on his appointment to succeed Jeremy as Chief Financial Officer. Andrew was previously Sky’s Director of Group Finance, M&A and Investor Relations and his appointment is further evidence of the strength in depth of our management team. I would also like to welcome Daniel Rimer to the Board following his appointment as a Non-Executive Director, also in April 2008.

Finally, I would like to thank all my colleagues at Sky, including those at Amstrad who have recently joined the Group, for their hard work and commitment over the past 12 months. The opportunity for Sky has never been greater and we are well positioned to achieve continued growth on behalf of shareholders. That confidence is reflected in the proposed 8% increase in the full year dividend to 16.75 pence per share.

James Murdoch
Chairman

30 July 2008

2	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Directors’ report – review of the business

Chief Executive Officer’s statement
Our goal is to be consumers’ first choice for entertainment and communications. We believe that customers deserve better: better content; better products; better service and better value. This fundamental belief underpins both our strategy and our operational performance.

It is the basis for our confidence that we have both the opportunity and the capability for long-term, sustainable success.

The opportunity is substantial. The coming together of previously adjacent market sectors provides significant headroom for growth. A growing consumer appetite for choice, control over viewing and connectivity is driving increasing demand across our core product categories. And consumers are rewarding trusted providers who meet their needs for quality, value and service.

Our capability as an organisation is the basis for competitive advantage. The strength of our franchise and our position today as the choice of more than one in three families in the UK and Ireland provides a strong foundation. The combination of our brand, product set, content offering and service infrastructure sets us apart in a competitive marketplace.

Continued execution against this opportunity and capability will deliver an expanded customer base, top-line revenue growth and accelerated financial returns, creating significant value for shareholders.

Looking back, 2008 has been a year of significant achievement, particularly against the backdrop of a more challenging consumer environment. We have grown our customer base in line with our targets, reaching 8.98 million in June; we have established ourselves as the fastest growing broadband and home phone provider in the UK; we have seen record new product take-up, in particular with Sky+; and the actions we have taken to improve the quality of our customer base have delivered a step-change in churn. More customers are choosing Sky, they are taking more products from us and they are staying with us for longer.

There is no doubt that the consumer environment is more challenging today than it has been for some time. Against that backdrop, our business has continued to perform well. No consumer business can be entirely immune to an economic downturn and it is impossible to predict with certainty the effects the current environment will have. However, there are a number of factors specific to Sky that mean we are well placed relative to other consumer businesses. These include the strong, high-quality business that we have today, the value of our product set and the fact that there is good headroom for growth in all of the segments in which we operate. Our ability to save customers money through broadband and telephony, investment in products like Sky+ that improve loyalty and satisfaction, focus on quality in our acquisition and retention strategy, and leadership in customer service are all important in this context.

One of the greatest opportunities for our business is the chance to offer more products to the homes that choose Sky. We are already seeing positive trends, with over five million product sales during the year, a threefold increase over the last four years. This demand is driving new customer acquisition and helping to cement customer loyalty. Over half of our customers now take more than one product from us, and for new customers this percentage is even greater. There remains a substantial opportunity for growth with only around one in ten of our customers taking all three of TV, broadband and telephony from Sky.

Sky+ puts our customers in charge of what they watch and when they watch it. It has established itself as the gold standard for digital video recorders and has been a key driver of demand. This year, an additional 1.3 million homes chose Sky+ and it is now in more than 3.7 million households or 41% of our customer base. It is helping us attract new customers with strong product advocacy, and high customer satisfaction means that Sky+ customers tend to stay with us for longer. The growth of Sky+ is having a transformative effect on the way our customers watch TV, with an estimated 4.4 billion instances of time-shifting over the last year. Our Sky+ HD service takes this technology to a new level, with all of the well-loved features of Sky+ combined with a new high definition quality of TV experience providing us with a good platform for growth.

Our broadband and telephony businesses are quickly achieving scale. In less than two years more than 1.6 million households have joined Sky Broadband and we are making similar strong progress in Sky Talk, where we have grown to well over a million customers. As more customers respond to the great value and high quality that we offer, Sky Talk came first in seven of the 11 categories in uSwitch’s 2008 Home Phone Customer Satisfaction Awards, including best overall satisfaction.

Alongside growing demand for our products, we have made some important changes that support the quality and durability of our customer base. With a wider range of products and a stronger value proposition than ever before, we have been able to reduce the use of viewing package discounts to attract and retain customers. As a result, we are seeing a positive and measurable effect on the quality of new customers joining Sky and improved loyalty from existing customers, with churn at its lowest level for three years.

Content is our life-blood at Sky. We are continuing to strengthen our offering through investment in distinctive programming that makes us stand out and encourages people to join Sky. Alongside our successful partnerships with third-party broadcasters, we continue to develop our wholly-owned channels in sports, news, movies, entertainment and the arts. For example, we’ve recently renewed our agreement for coverage of the UEFA Champions League and will offer more live games than ever before. Sky One, our flagship entertainment channel, goes from strength to strength with outstanding original commissions such as Ross Kemp in Afghanistan, The Colour of Magic, Don’t Forget The Lyrics and Gladiators, alongside compelling US drama like Lost, 24 and Prison Break. Sky News continues to set standards for coverage of breaking news, winning the Royal Television Society’s News Channel of the Year Award for the sixth time in the last seven years, and we are further broadening Sky’s appeal through our content offering with Sky Arts, the UK’s only channel dedicated to all areas of the arts.

Customer service is as integral a part of the Sky experience as putting good content on screen. Our contact centres already handle over one million calls from customers a week, and our field engineers make over four million home visits a year. Our aspiration is not just to set the benchmark for the best customer experience in our own industry, but the best in any industry.

Financially, we are in good health and our strategy is delivering strong revenue growth to almost £5 billion. Operating profit of £724 million in the 2008 financial year was impacted by a number of expected cost headwinds, but we remain on track for our goals. After passing the peak of investment in the roll-out of broadband and telephony, we are focused on delivering enhanced profitability in line with our 2010 margin targets. We have a greater opportunity for growth than ever before and we are well positioned to create significant value for shareholders.

We believe that a successful and sustainable business is a responsible business; one that sees the bigger picture. We are committed to making a positive contribution to society, embracing the opportunity to work with our staff and customers to tackle the issues they care about. We have focused on three areas in particular where we believe Sky can make a real difference: encouraging participation in sport; making the arts more accessible and helping to tackle climate change.

We have already reduced our direct carbon footprint by 27%, and have worked with our customers to reduce their energy consumption. One year after launch, our ‘auto standby’ feature – a world first – has been downloaded to more than four million Sky+ and Sky+ HD boxes, saving our customers £12 million on their electricity bills as well as 52,000 tonnes of CO2. To help make the arts accessible and appreciated by all, we have partnered with a number of leading arts organisations and events across the UK, including English National Opera (ENO), English National Ballet and the Hay Festival. Our work with ENO has allowed thousands of Sky customers to attend performances for just £5, and hundreds of local schoolchildren have been offered educational workshops. Through our recently announced partnership with British Cycling, we want to help one of Britain’s most successful Olympic teams achieve even more success, develop the next generation of talent and inspire millions of people to get on their bikes. Our Sky Sports Living for Sport programme – now in its fifth year – has helped more than 17,000 students at risk of opting out of school life to reach their full potential. We are proud of the contribution we’ve made in each of these areas and are committed to building on these foundations in the years ahead.

British Sky Broadcasting Group plc	3
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

We challenge ourselves constantly to be a business that is adaptable and embraces change; an organisation that’s prepared to take decisions and control its own destiny. That culture has been part of Sky since the very start. It’s from that culture that we’ve derived our success: in backing our belief that people wanted more choice in television viewing; in raising the bar for the way in which sports and news are covered on TV; in developing innovative products like Sky+ and Sky+ HD which transform the television experience; and in building a broadband and telephony business to scale from scratch.

That capability within the organisation is growing every day. Our people are the key to our success and I would like to pay tribute to them for their hard work, creativity, dynamism and dedication. All of us at Sky will continue to focus our efforts on the things that we know really matter to our customers: great content, great value and great service. We see huge potential for continued growth and value creation and we believe we are better placed than ever to deliver.

Jeremy Darroch
 Chief Executive Officer

4	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

The business, its objectives and its strategy
Introduction

British Sky Broadcasting Group plc and its subsidiaries (the ‘‘Group’’) operate the leading pay television broadcast service in the UK and Ireland as well as broadband and telephony services. We acquire and commission programming to broadcast on our own channels and supply certain of those channels to cable operators for retransmission by the cable operators to their subscribers in the UK and Ireland. We retail channels (both our own and third parties’) to DTH subscribers and certain of our own channels to a limited number of DSL subscribers (reference in this Annual Report to the number of ‘‘DTH subscribers’’ includes the number of DSL subscribers to whom Sky retails its content directly). We also make three of our channels available free-to-air via the UK DTT platform as part of the branded ‘‘Freeview’’ offering and we have announced that we are developing plans to replace these channels with new pay TV channels on the DTT platform (see ‘‘Government Regulation – Broadcasting Act Licences’’ below).

At 30 June 2008, there were 8,980,000 DTH subscribers to our television service, and 1,248,000 subscribers of the cable operators to whom we supply certain of our channels, in the UK and Ireland. Up to 28 February 2007, the Group supplied certain of the Sky Basic Channels to Virgin Media (see ‘‘Cable distribution – UK’’ below). This supply arrangement has now ceased although the Group continues to provide Virgin Media with versions of the Sky Premium Channels. According to estimates of Broadcasters Audience Research Board (‘‘BARB’’), as at 30 June 2008, there were 12.5 million homes in the UK receiving certain of our channels via DTT (see ‘‘DTT distribution’’ below). Our total revenue in fiscal 2008 was £4,952 million (2007: £4,551 million), as set out in the table below.

	2008	2007
For the year to 30 June	£m	£m

Retail subscription	3,769	3,406
Wholesale subscription	181	208
Advertising	328	352
Sky Bet	44	47
Installation, hardware and service	276	212
Other	354	326
Revenue	4,952	4,551

We operate principally within the UK and Ireland, with activities conducted primarily from the UK. Our revenue principally arises from services provided to retail and wholesale customers within the UK with the exception of £365 million (2007: £289 million) which arises from services provided to other countries.

Our fiscal years end on the Sunday nearest to 30 June in each year. References in this document to a fiscal year ended 30 June is to the fiscal year ending on the Sunday nearest to 30 June. We publish our financial statements in British pounds sterling. References to ‘‘US dollars’’, ‘‘dollars’’, ‘‘US$’’, ‘‘$’’ and ‘‘¢’’ are to the currency of the United States (‘‘US’’), references to ‘‘Euro’’ and ‘‘€’’ are to the currency of the participating European Union countries, and references to ‘‘pounds sterling’’, ‘‘£’’, ‘‘pence’’ and ‘‘p’’ are to the currency of the UK. For information with respect to exchange rates, see ‘‘Shareholder Information – Exchange Rates’’.

Our consolidated financial statements are prepared in accordance with IFRS as adopted by the EU, the Companies Act 1985 and Article 4 of the IAS Regulations. In addition our consolidated financial statements also comply with IFRS as issued by the IASB.

Certain terms used herein are defined in the ‘‘Glossary of terms’’ which appears at the end of this Annual Report.

The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44 (0)20 7705 3000. A list of our significant investments is set out in note 31 to the consolidated financial statements.

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

Currently, we own, operate, distribute and retail 25 Sky Channels via our DTH service (or 28 including multiplex versions of the Sky Channels, but excluding simulcast channels and the business channels SkyVenue and the Pub Channel). A ‘‘multiplex’’ of a channel is a time-shifted version of that channel, a version that is manifestly linked by theme to the principal channel or a version where the content is transmitted at different times. We also simulcast some of the Sky Channels or programming from some of the Sky Channels in high definition. A simulcast channel is a simultaneous transmission of programmes on other channels. We currently retail to our DTH subscribers 149 Sky Distributed Channels (including multiplex versions of certain channels) (the ‘‘Sky Distributed Channels’’). We do not own the Sky Distributed Channels, although we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH subscribers the digital audio services Music Choice and Music Choice Extra, as well as the Sky Box Office service (a pay-per-view service offering movies, sporting events and concerts).

The Sky Distributed Channels packages as at 30 June 2008, were as follows:

3rd Party
Package	Channels

Variety Mix	32
Style & Culture Mix	24
Kids Mix	20
Knowledge Mix**	21
Music Mix	17
News & Events Mix	11
ROI Bonus Mix	10
Adult Nightly	9
Disney Cinemagic*	2
MUTV	1
Chelsea TV	1

*	Disney Cinemagic also available as a bonus to subscribers of both Movies Mix packages.
**	On 28 July 2008, the Military History channel launched as part of the Knowledge Mix.

In addition the HD service includes six third party Channels.

British Sky Broadcasting Group plc	5
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

The Sky Channels, and their multiplex versions, as at 30 June 2008, were as follows:

Sky Channel	Multiplex/		EPG Channel	Basic/
	Multiplexes	Simulcasts	Genre	Premium

Sky Movies Premiere	Sky Prem+1	Sky Premiere HD	Movies	Premium
Sky Movies Comedy			Movies	Premium
Sky Movies Action			Movies	Premium
Sky Movies Family			Movies	Premium
Sky Movies Drama			Movies	Premium
Sky Movies SciFi and
Horror			Movies	Premium
Sky Movies Classics			Movies	Premium
Sky Movies Modern Greats			Movies	Premium
Sky Movies Indie			Movies	Premium
Sky Movies Screen1		Sky Screen 1HD	Movies	Premium
Sky Movies Screen 2		Sky Screen 2HD	Movies	Premium
Sky Sports 1		Sky Sports HD1	Sports	Premium
Sky Sports 2		Sky Sports HD2	Sports	Premium
Sky Sports 3		Sky Sports HD3	Sports	Premium
Sky Sports Xtra			Sports	Premium
Sky Sports News			Sports	Basic
Sky One		Sky One HD	Entertainment	Basic
Sky Two			Entertainment	Basic
Sky Three			Entertainment	Basic
Sky News			News	Basic
Sky Real Lives	Sky Real Lives+1
	Sky Real Lives 2		Lifestyle & Culture	Basic
Sky Arts		Sky Arts HD	Lifestyle & Culture	Basic
Sky Travel			Shopping	Basic
Sky Vegas			Gaming	Basic
SkyPoker.com			Gaming	Basic

We retail ‘‘packages’’ of channels to our DTH subscribers. The way they are packaged offers subscribers a choice of up to six ‘‘mixes’’ of both Sky Basic Channels and Sky Distributed Channels. Each mix contains channels broadly within a specific genre of interest, to which subscribers have the option to add a combination of Sky Premium Channels and Premium Sky Distributed Channels.

We also offer Sky Box Office to all our DTH subscribers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice, Music Choice Extra and the Sky Distributed Channels are encrypted in order to limit access to paying subscribers only.

Virgin Media (see ‘‘Cable distribution – UK’’ below) carries versions of the Sky Premium Channels (including multiplex channels) on its digital networks (see ‘‘Sky Premium Channels’’ below).

We also broadcast versions of three of the Sky Channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see ‘‘Distribution – DTT Distribution’’ below). We have announced that we are developing plans to replace these channels with new pay TV channels on the DTT platform (see ‘‘Government Regulation – Broadcasting Act Licences’’ below).

We also operate a High Definition TV (‘‘HD’’) service. The Sky HD service channel line up consists of: Sky One HD, Sky Arts HD, FX HD, Eurosport HD, National Geographic HD, Discovery HD, The History Channel HD, Rush HD, Sky Box Office HD (two screens), Sky Sports HD (three channels) and Sky Movies HD (three screens). BBC HD, Channel 4 HD and Luxe TV HD are also available on our platform.

According to surveys produced by BARB, as of 30 June 2008, an estimated 34% of the estimated 25.7 million television homes in the UK were equipped with digital satellite reception equipment; 13% subscribed to a cable television or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 48% had digital terrestrial television. The percentage figures given for each means of delivery include homes which receive television services via more than one of such delivery means. According to BARB estimates, during the 52 weeks ended 30 June 2008, the Sky Channels (including Sky Box Office and Sky Box Office Events but excluding SkyPoker.com and Sky Vegas) accounted for an estimated 16.3% of viewing of all satellite and cable channels (excluding BBC1, BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and five (collectively the ‘‘traditionally analogue terrestrial channels’’)) in homes that are able to receive those channels in the UK (‘‘Multi-Channel Homes’’) (or an overall 7% viewing share of all channels (including the traditionally analogue terrestrial channels) available within Multi-Channel Homes during the same period).

For the 52 weeks ended 30 June 2008, BARB estimates that 52% of all viewing in UK homes with digital satellite reception equipment (‘‘digital satellite homes’’) was of channels available via digital satellite other than the traditionally analogue terrestrial channels. BARB estimates that, in the same period, Sky Channels accounted for 24% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels) in UK digital satellite homes, with an overall 12.3% viewing share across all channels available (including the traditionally analogue terrestrial channels) within UK digital satellite homes.

We hold equity interests in ventures that own 17 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK (for the purposes of this filing, any reference to the UK in relation to the distribution of the Sky Channels and Sky Distributed Channels includes the Isle of Man and the Channel Islands) namely Attheraces, Nickelodeon, Nick Jr., Nick Jr. 2, Nicktoons, National Geographic Channel, National Geographic HD, Nat Geo Wild, Chelsea TV, MUTV, Paramount Comedy, Paramount Comedy 2, The History Channel, Military History, The History Channel HD, The Biography Channel and Crime and Investigation Network. We also have a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia.

Premium channels
Sky Premium Channels
Sky Movies channels
Sky Movies features 10 channels of different genres divided into two packs:

Pack 1
Sky Movies Comedy
Sky Movies Family
Sky Movies Classics
Sky Movies Modern Greats
Sky Movies Screen 1

Pack 2
Sky Movies Action/Thriller
Sky Movies Sci-Fi/Horror
Sky Movies Indie
Sky Movies Drama
Sky Movies Screen 2

Sky Movies Comedy, Family, Classics, Modern Greats, Action/Thriller and Drama broadcast 24-hours per day, seven days a week. Sky Movies Sci-Fi/Horror broadcasts from 8am – 5am, seven days a week and Sky Movies Indie broadcasts from 9am – 5am seven days a week. The channels principally broadcast the output of recent release movies, made-for-television movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during the relevant pay television window) by major Hollywood and independent US and European licensors.

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

6	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

made for TV movies, including foreign film content. Sky Movies Premiere typically broadcasts five new films per week, and two films from the previous week every day for seven days. Sky Movies Premiere +1 is a one hour delayed multiplex of the Premiere channel, broadcast from 11am – 3am.

There are three Sky Movies HD channels dedicated to movies broadcast in high definition: Sky Movies Screen 1 HD, Sky Movies Screen 2 HD and Sky Movies Premiere HD. Sky Movies Screen 1 HD is available to subscribers to our HD service who also subscribe to Pack 1 and Sky Movies Screen 2 HD is available to subscribers to our HD service who also subscribe to Pack 2. Sky Movies Premiere HD is available to subscribers of our HD service who subscribe to both Pack 1 and Pack 2. Sky Movies Screen 1 HD, Sky Movies Screen 2 HD and Sky Movies Premiere HD are a simulcast of Sky Movies Screen 1, Sky Movies Screen 2 and Sky Movies Premiere respectively. Screen 1 (and HD simulcast) broadcasts midday – 4am and Screen 2 (and HD simulcast) broadcasts 11am – 3am, both seven days a week.

Sky Sports channels
Sky Sports 1 and Sky Sports 2 each provides on average 22 hours of sports programming per day, including live coverage of sports events.

Sky Sports 3 currently offers, on average, 18 hours of sports programming per day. It is available without extra charge to DTH and cable subscribers who subscribe to both Sky Sports 1 and Sky Sports 2.

Sky Sports Xtra is available as a stand alone premium channel as well as being provided free as an additional channel to DTH and cable subscribers who subscribe to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra currently offers, on average, 16 hours of sports programming per day.

Sky Sports HD1, Sky Sports HD2 and Sky Sports HD3 are available to subscribers to our HD service who are entitled to the corresponding standard definition channel. This year the Sky Sports HD channels have included live HD coverage of England’s domestic Test matches, one day internationals and county matches in cricket, Engage Super League rugby, Heineken Cup and Guinness Premiership rugby, the US Open, US PGA and selected European Tour events in golf, the NFL Super Bowl and a range of live football including matches from the Football Association Premier League (‘‘FAPL’’), Coca-Cola Football leagues, Carling Cup, UEFA Champions League, FA Cup, Scottish Cup and some international games.

In March 2006 the European Commission rendered legally binding the FAPL’s commitment to sell live TV rights in six balanced packages, with no one bidder being allowed to buy all six packages. In May 2007, the Group successfully bid for four of those six available packages (each of 23 games) of exclusive live UK audio visual rights to FAPL football, and four of the seven packages of live audio visual rights for broadcast in Ireland. In addition, the Group has ‘‘near live long form’’ rights to 242 games per season of FAPL football in both the UK and Ireland (in the case of the UK, in a joint bid with British Telecommunications plc (‘‘BT’’)) and mobile clips rights to FAPL football in both the UK and Ireland. The bid for mobile clips rights in the UK was made by the Group in partnership with News Group Newspapers. In all cases these rights run from the beginning of the 2007/08 season to the end of the 2009/10 season.

In addition to those FAPL rights, our programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a range of sport including a number of football, rugby union, rugby league, cricket, motor sport, golf, boxing and tennis events. Those events include: (i) broadcast rights to Football League matches and the Carling Cup for the 2008/09 to 2011/12 domestic football seasons; (ii) broadcast rights to the UEFA Champions League for the 2008/09 to 2011/12 seasons; (iii) exclusive live rights to England’s primary domestic cricket matches and all of England’s home test matches and one day internationals for the 2006 to 2009 domestic cricket seasons; (iv) exclusive live rights in English for the International Cricket Tours of India from 2006 to 2010; (v) a number of rugby union matches including autumn international matches, Guinness Premiership matches, England A Team matches from the 2005/06 to 2009/10 seasons; (vi) exclusive live rights to the Heineken Cup and the Challenge Cup for the 2006/07 to 2009/10 seasons; (vii) exclusive rights to all tri-nations rugby union matches between Australia, New Zealand and South Africa, plus all summer tours to these three countries made by England,

Scotland, Wales, Ireland and British and Irish Lions and exclusive rights to domestic competitions in those territories, including the Super 14 Tournament and Currie Cup until December 2010; (viii) exclusive live rights to the Ryder Cup and the PGA European Tour until 2012; and (ix) exclusive live rights to the Hickstead Royal International Horse Show until 2010. We also purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.

Premium subscription channels retailed by Sky
Disney Cinemagic
Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute, via DTH in the UK and Ireland, Disney Cinemagic and its multiplex channel as bonus channels to those of our DTH subscribers receiving both Sky Movies packs (see ‘‘Sky Movies channels’’ above), and to other DTH subscribers as a stand alone premium channel.

Chelsea TV
Chelsea Digital Media Limited (a company in which we own a 35% equity interest), operates a digital subscription pay television channel dedicated to showing certain programming relating to Chelsea Football Club (‘‘Chelsea TV’’). We offer Chelsea TV to our DTH subscribers as a stand alone premium channel.

MUTV
We are party to a joint venture, MUTV Limited, with Manchester United PLC. We own a 33.33% equity interest in MUTV Limited which operates a digital subscription pay television channel dedicated to showing certain programming relating to Manchester United Football Club (‘‘MUTV’’). We offer MUTV to our DTH subscribers as a stand alone premium channel.

Music Choice Extra
In addition to Music Choice, which is included in certain of our Basic Packages (see ‘‘Basic Channels – Basic Sky Distributed Channels’’ below), we offer Music Choice Extra, which consists of an additional 38 digital audio channels, to our DTH subscribers as a stand alone premium channel.

Basic Channels
Sky Basic Channels
Sky One is the general entertainment flagship channel of the Sky Channels and is available to our DTH and certain DSL and cable subscribers. It is targeted primarily at a 16-44 age group audience and includes UK-commissioned drama, factual and family entertainment series and major event programming in addition to first-run acquired US series. According to BARB surveys, during the 52 weeks ended 30 June 2008, Sky One was viewed by approximately 37% of individuals in all UK television homes and Sky One/Two/Three combined by approximately 69% of individuals in all UK television homes. Sky One is simulcast in HD, available to subscribers to our HD service and includes a range of Sky One programmes in high definition including all major new commissions and acquisitions.

Sky Two broadcasts primarily a catch-up schedule of programming from Sky One and is complemented by Sky One’s programming library and some exclusive content and is available to our DTH and certain DSL and cable subscribers. Sky Three broadcasts a schedule of programming from Sky One’s library, content from Sky Travel, Sky Real Lives and Sky Arts, as well as some exclusive content. Sky Three is also currently shown on some cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK.

Sky News provides national and international news to viewers in the UK, Ireland and across the globe. The channel is broadcast unencrypted on Astra satellites (see ‘‘Satellites’’ below), and distributed to viewers via cable and satellite networks in Europe, Africa, the Middle East and Asia. It is also currently shown on some cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK.

Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH subscribers, some cable and DSL customers in the UK and Ireland and in the UK on DTT as part of the Freeview offering in the UK.

Sky Arts broadcasts arts-oriented programming, including classical music, opera, literature, theatre, cinema and dance. It is currently available to our DTH subscribers.

British Sky Broadcasting Group plc	7
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

Some programmes on Sky Arts are simulcast in HD, available to all subscribers to our HD service.

Sky Real Lives and its multiplexes Sky Real Lives +1 and Sky Real Lives 2 focus on real life human interest stories appealing to a female audience. The Sky Real Lives channels are available to our DTH subscribers.

Sky Travel is an entertainment and travel retail business incorporating a channel and a website. Sky Travel, broadcasts entertainment and teleshopping programming and is currently available to our DTH subscribers and some cable subscribers in the UK and Ireland. Sky Travel programming also features on Sky Three, which currently broadcasts on DTH and on DTT as part of the Freeview offering in the UK. Viewers of the teleshopping programming on Sky Travel on DTH and users of the skytravel.co.uk website are able to purchase a wide range of flights, hotels and holiday packages by the telephone or internet.

Sky Vegas and SkyPoker.com are interactive television channels which currently broadcast on a 24-hour a day basis and are currently available to our DTH subscribers.

Basic Sky Distributed Channels
Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DTH subscribers in the UK and Ireland.

The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, although we act as an advertising sales representative for certain of these channels (see ‘‘Advertising’’ below).

Pay-per-view
Our Sky Box Office service currently offers our DTH subscribers over 50 screens of television premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enable us to show their movies on Sky Box Office. Sky Box Office HD offers at least 10 movies each week in high definition on a pay-per-view basis. We also offer seven screens of adult movies, between 10.00pm and 5.30am, to our DTH subscribers via our ‘‘18 Plus Movies’’ service.

Sky Anytime on TV
In March 2007 the Group launched Sky Anytime on TV, an on-demand service that provides access to selected programmes that are added to the service overnight with approximately 30 hours of content available at any one time. Viewers have seven days to watch programmes or store them on their Sky+ planner (see description of Sky+ in ‘‘DTH Distribution’’ below) as newer programmes are added and older programmes are deleted. Sky Anytime on TV uses additional storage capacity on relevant set-top boxes to automatically store selected programmes for viewing on-demand and the customer’s personal recording capacity remains unaffected. Sky Anytime on TV is available to all Sky HD customers and customers with the latest generation of Sky+ set-top boxes at no extra charge in accordance with their subscriptions (for example, customers who subscribe for the Sky Movies channels will have access to certain Sky Movies programming on Sky Anytime on TV at no extra charge).

Distribution
We distribute our programming services directly to DTH subscribers through the packages described above. Cable subscribers, by contrast, contract with cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from third parties and distribute to their subscribers. Since 28 February 2007, Virgin Media has not carried certain of the Sky Channels over its cable networks (see ‘‘Cable distribution – UK’’ below). DTT viewers must have either an integrated digital television set or an appropriate set-top box (see ‘‘Competition – Digital Terrestrial Television – Top Up TV’’ below).

As at 30 June
(In thousands)(1)	2008		2007

Distribution of Sky Channels
DTH homes	8,980		8,582
Cable homes(2)	1,248		1,259
Total Sky pay homes	10,228		9,841
DTT homes(3)	9,200	(4)	9,139

(1)	Each of the above figures includes homes that receive Sky Channels via more than one means of distribution.
(2)	The number of cable homes is reported to us by the cable operators.
(3)	The DTT homes number consists of the Office of Communications’ (‘‘Ofcom’’) estimate of the number of homes where DTT is the only platform. The number of DTT homes for all periods disclosed above is based on Ofcom’s Digital Television Update published quarterly in arrears.
(4)	Latest data available is at 31 March 2008 with an estimated number of DTT homes of over 9.2 million.

DTH distribution
As at June 2008, the total number of DTH subscribers in the UK and Ireland was 8,980,000, representing a net increase of 398,000 subscribers in the fiscal year. DTH churn in total was 10.4% in fiscal 2008 (2007: 12.4%) . We define DTH churn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). In fiscal 2008, we derived £3,769 million (76%) of our revenue from DTH subscription revenue (2007: £3,406 million (75%)).

As at 30 June 2008, we had a total of 8,980,000 DTH subscribers, with 65% of subscribers taking a combination of Sky Basic Channels and at least one Sky Premium Channel as well as Sky Distributed Channels.

Of more than 8,980,000 DTH subscribers; 3,714,000 were Sky+ subscribers, 1,604,000 were Multiroom subscribers and 498,000 were Sky HD subscribers.

The standard price (inclusive of VAT, where applicable) to a residential DTH subscriber of our basic package containing the largest number of basic channels (known as the ‘‘Variety Mix’’) is currently £16 per month in the UK and €20 per month in Ireland. The range of prices (inclusive of VAT, where applicable) to a DTH subscriber taking one or more basic channel Mixes with Sky Premium Channels (which varies depending upon the number of basic channel Mixes and Sky Premium Channels taken) is currently £26 to £45 in the UK, and €39 to €68 in Ireland.

We also offer a number of our services, including Sky HD, to commercial DTH subscribers in the UK and Ireland under a range of contracts. The types of contract, and the channels, which are available to any particular commercial subscriber depend primarily upon the type of business premises within which such subscribers wish to show our services. Our commercial DTH subscribers include offices, retail outlets, hotels, pubs and clubs. Each such operator with a SMATV system is considered to be a single commercial DTH subscriber regardless of the number of points (e.g. rooms in a hotel) within the premises the television signal is distributed to. As at 30 June 2008, there were approximately 44,695 subscribers to our commercial DTH services in the UK and Ireland (including approximately 5,078 commercial DTH subscribers operating a SMATV system).

The majority of our UK DTH commercial customers are subscribers under our pubs and clubs subscription agreement. Under that agreement, the subscription prices range from £89 to £3,001 per month (exclusive of VAT). In Ireland, prices to pubs and clubs subscribers range from €278 to €686 per month (exclusive of VAT).

Digital satellite reception equipment
UK
In order to receive our DTH service, subscribers are required to have a digital satellite system which includes a satellite dish and LNB (low noise block converter), a digital satellite receiver (‘‘set-top box’’), a smart card (see ‘‘Technology and Infrastructure’’ below) and a remote control. We have worked with a number of manufacturers and

8	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

continue to work closely with selected manufacturers to manufacture digital satellite receivers based upon our specifications.

Standard installation for all new DTH subscribers taking the free standard set-top box offer during fiscal 2008 was £30 with an additional £30 charge for weekend installations. From 1 July 2008 all new DTH subscribers will pay £60 for a standard installation whether the installation is booked on a weekday or on the weekend (or £30 for new DTH subscribers joining with a Sky+ or Sky+ HD box or Sky Broadband and Sky Talk). Non-DTH subscribers taking up the free standard set-top box offer (which is different from purchasing our freesat proposition, see ‘‘Distribution – Free-to-view Satellite Proposition’’ below) during fiscal 2008 were, and currently are, charged £120 for standard installation regardless of whether the installation is booked for a weekend or a weekday.

The services received by a non-subscriber taking up the free Digibox offer depend upon the number of unencrypted services and free encrypted services available on the Astra and Eutelsat satellite systems, and also upon whether the non-subscriber receives encrypted channels from third party broadcasters on a subscription or pay-per-view basis.

During fiscal 2008, we have continued to offer the Sky+ box, a set-top box that we have developed which contains two satellite tuners and an integrated PVR allowing programming to be recorded directly on to a hard-disk contained within the box. This enables DTH subscribers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another or to simultaneously record two programmes, to pause or rewind live television and to record automatically some series of programmes.

During fiscal 2008 the standard cost to DTH subscribers of a Sky+ box was between £99 and £149. From 1 July 2008, the standard cost to DTH subscribers of a Sky+ box is a one-off fee of either £75 or £150 depending on the services to which they subscribe. A DTH subscriber can only receive one discounted Sky+ box.

Sky+ customers need a Sky+ subscription to use the Sky+ recording features. DTH subscribers receive the Sky+ subscription for free. Customers who do not subscribe to a Sky package (‘‘non-DTH subscribers’’) pay a monthly charge of £10 for the Sky+ subscription. DTH subscribers with a Sky+ subscription and a compatible Sky+ box can also receive Sky Anytime TV at no extra cost. This is an on-demand service which provides a selection of programming on the Sky+ box hard-disk which a customer can watch whenever they like.

During fiscal 2008 the standard cost to DTH subscribers of a Sky+ HD box was between £199 and £299. From 1 July 2008, the standard cost to DTH subscribers of a Sky+ HD box is a one-off fee of either £75 or £150 depending on the services to which they subscribe. A DTH subscriber can only receive one discounted Sky+ HD box. DTH subscribers currently pay a monthly subscription fee of £10 for the HD service (in addition to the subscription fee for the package of channels taken). Sky HD customers require a Sky+ subscription to use the Sky+ recording features of the Sky+ HD box. The subscription is free for DTH subscribers or £10 a month for non-DTH subscribers.

We also offer our DTH subscribers and non-DTH subscribers the opportunity to purchase up to seven extra Digibox receivers or three Sky+ or Sky+ HD boxes for use at the same residence as their original set-top box, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish. DTH subscribers can purchase a Multiroom subscription for each extra box at a cost of an extra £10 a month which provides all the channels included in his or her main DTH subscription package for one extra set-top box.

During fiscal 2008, the standard cost of an extra standard box for a DTH subscriber was, and currently is, £49; the standard cost of the Sky+ box varied from £99 to £149; and the standard cost of the Sky+ HD box varied from £199 to £299, in each case providing the customer took up a Multiroom subscription. From 1 July 2008, the standard cost of an extra Sky+ or Sky+ HD box is £150. DTH subscribers who do not take up a Multiroom subscription, pay £399 for an extra Sky+ HD box, £199 for an extra Sky+ box and £99 for an extra standard Sky box.

Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. We also provide installation and equipment repair services. In fiscal 2008, 1.3 million digital satellite reception systems were newly installed in the UK by or on behalf of one of our subsidiaries (2007: 1.3 million).

Ireland
In Ireland, both satellite equipment and subscriptions to our DTH services are offered directly by us and through a large number of Irish retailers. Some of the channels offered in Ireland differ from those offered in the UK.

Sky Active
We offer our viewers enhanced and interactive services. We offer enhanced broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind SkyPoker.com and Sky Vegas. We offer interactive services which can be accessed whilst the programming on the channel to which the interactive service relates stays in view.

We provide an interactive television platform for the development and delivery of interactive television services by means of either stand-alone portals (including the Sky Active portal) or in conjunction with certain broadcast channels. Such interactive services include betting, customer services, interactive advertising, games, competitions, voting, and quizzes.

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

Sky Bet
The Group offers a range of betting and gaming services under the ‘‘Sky Bet’’, ‘‘Sky Poker’’, ‘‘Sky Vegas’’ and ‘‘Sky Bingo’’ brands in relation to which the Group acts as bookmaker and operator. The Sky Bet fixed odds sports betting service has since 1 September 2007 been licensed by the UK Gambling Commission and is available across multiple platforms, including by means of set-top boxes (including Sky+ and Sky+ HD), by telephone, WAP and on the internet and customers can bet on virtual dog and horse racing on the Sky Vegas channel. Sky’s gaming operations, which include poker, bingo and an online casino are licensed in Alderney in the Channel Islands. SkyPoker.com launched in February 2007 on DTH. Customers can participate through their set-top boxes or through the internet (at www.skypoker.com) and can have the option of watching the show on the SkyPoker.com channel. Sky Bet also continues to develop a range of popular games products on the internet (at www.skyvegas.com) and on the DTH platform, through both the Sky Vegas 24/7 games service and Sky Vegas interactive. Sky Bingo was launched on the internet in December 2007 and on interactive television in May 2008. In fiscal 2008, we derived £44 million of Sky Bet revenue (encompassing betting and gaming) (2007: £47 million). The gambling business is certified by the Gambling charity Gamcare and has in place stringent social responsibility measures for the protection of minors and other vulnerable people. We take active measures to prevent persons resident in the US participating in our internet gaming and betting services. Such measures include geo-location checking software and credit card checks.

On 23 January 2007, the Group completed its acquisition of 365 Media Group plc (‘‘365 Media’’). The total consideration for the acquisition was £105 million. 365 Media is an operator of sports and gaming websites including the odds comparison service Oddschecker (www.oddschecker.com) which compares betting, gaming, poker and bingo odds of third party operators. The customers of the 365 Media websites totalbet.com and ukbetting.com were migrated to Sky Bet in June 2007.

British Sky Broadcasting Group plc	9
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

Digital subscriber line (‘‘DSL’’) and other fixed line distribution
Sky Player
Sky Player is a PC-application that provides access to a range of on-demand programmes and live channels including Sky Sports, Sky One and Sky Movies programming.

Customers can access a range of entertainment, sports and movies content with Sky Player via www.sky.com/skyplayer provided they have a compatible computer and operating system. This offers downloads and streamed content to a customer’s home PC. The cost and availability of content depends on whether the customer is a DTH subscriber and what DTH subscription package they have. Certain content is available on a pay-per-view and subscription basis.

Sky By Wire
‘‘Sky By Wire’’ refers to television services retailed directly by us over the fixed line networks of other operators. The first such Sky By Wire offering was made available in August 2004 when we began offering subscriptions to certain of the Sky Channels to households connected to the HomeChoice platform. We now have Sky By Wire offerings available via a number of other platforms in Ireland (Magnet Networks Limited, Smart Telecom, Broadworks Communications and SCTV Digital).

Following its acquisition of Video Networks Ltd the operator of the HomeChoice platform, Tiscali UK Limited (‘‘Tiscali’’) re-branded the platform as Tiscali TV on 1 March 2007. Tiscali now distributes pay television and broadband access services across its whole unbundled local loop network.

Under arrangements with Tiscali, we have access to the Tiscali TV platform to enable us to retail certain of the Sky Premium Channels to customers who already subscribe to Tiscali’s services. In addition, Tiscali provides us with certain customer management, billing and sales agency services in respect of our subscribers receiving Sky Premium Channels via its platform. In return for these services, we pay Tiscali a fixed monthly fee per subscriber who subscribes to a Sky Premium Channel on the Tiscali platform. In June 2007 the Group concluded an agreement with Tiscali to supply the Sky Basic Channels for retransmission to Tiscali’s DSL subscribers as part of Tiscali’s own retail pay-TV offering.

Easynet
The Group completed its acquisition of Easynet Group plc (now Easynet Group Limited (‘‘Easynet’’)) in January 2006. Founded in 1994, Easynet is a global networking company, providing customers with IP based wide area network solutions. Easynet has operations in ten countries (UK, Spain, France, Germany, the Netherlands, Belgium, Italy, Switzerland, USA and China) enabling companies to connect their sites to a high quality, secure and reliable Multi-protocol Label Switching (‘‘MPLS’’) network. Easynet offers a portfolio of IP services including national and cross border IP virtual private networks (‘‘VPN’’), managed video conferencing services, internet connectivity, carrier services, hosting and co-location in purpose built data centre facilities, and security solutions.

In the UK, Easynet engages in local loop unbundling (‘‘LLU’’), which involves placing equipment in BT exchanges enabling the Group to offer differentiated services to businesses and consumers. As at 30 June 2008, the Group (through its acquisition of Easynet and LLU that has been carried out by the Group since that acquisition) had unbundled 1,189 exchanges.

Sky Broadband
We launched Sky Broadband, our broadband internet access service in July 2006. The service is available to all of our DTH subscribers in the UK.

For DTH subscribers covered by our broadband network, three different broadband products are available: Sky Broadband Base; Sky Broadband Mid; and Sky Broadband Max. Sky Broadband Base is free with download speeds of up to 2Mb/s and 2GB monthly usage. Sky Broadband Mid costs £5 per month and offers download speeds of up to 8Mb/s and 40GB monthly usage. Sky Broadband Max costs £10 per month and offers download speeds of up to 16Mb/s and unlimited monthly usage.

Set up costs for Sky Broadband vary between £0 and £75 according to the Sky Broadband product taken, the other services to which the relevant customer subscribes and whether the Sky Broadband customer is adding the service or taking up the service at the point of first subscription to Sky or as an existing DTH customer.

As at 30 June 2008, our broadband network covered approximately 72% of UK households.

We also offer Sky Broadband Connect to our DTH subscribers in the UK who are not within the coverage area of our broadband network. Sky Broadband Connect offers an equivalent service to Sky Broadband Mid and costs £17 per month. Sky Broadband Connect customers will be offered Sky Broadband Base, Sky Broadband Mid or Sky Broadband Max if and when our broadband network extends to their area.

Sky Talk
Sky Talk is a telephony service available to all Sky’s DTH subscribers in the UK. Sky Talk Freetime offers DTH subscribers free (for up to one hour per call) UK evening and weekend calls and Sky Talk Unlimited offers DTH subscribers unlimited UK calls (for up to one hour per call) and unlimited calls to certain international destinations for £5 a month.

In October 2007 the Group launched ‘‘Sky Talk Line Rental’’, an opportunity for DTH subscribers to take their telephony line rental directly from Sky. This is available for £10 a month to DTH subscribers who also take a Sky Talk product.

Online
We own and operate a number of established websites including sky.com, skysports.com and sky.com/news.

Sky launched a full-service online portal in October 2007 encompassing e-mail, search and other new channels such as money, motoring, property and travel to sit alongside the existing verticals of skysports.com and sky.com/news.

Sky also extended its commitment to protection of its customers by introducing the Sky Security Centre where users can obtain information and products relating to online security and protection.

Mobile networks
Sky Anytime on Mobile and Sky Mobile TV
Sky Anytime on Mobile is a mobile phone application that provides access to Sky Sports, Sky News, Sky One and Sky Movies mobile content. This offers news and entertainment information on compatible mobile handsets. It also allows customers to access the 7-day TV guide. It is available at no extra cost to our DTH subscribers. The application is available across all mobile networks to customers with a compatible handset with mobile internet access via GPRS or third generation cellular telephone systems (‘‘3G’’).

In addition, customers on Vodafone, Orange or T-mobile mobile networks in the UK or the Vodafone network in Ireland and with a compatible mobile handset can subscribe to ‘‘Sky Mobile TV’’. Sky Mobile TV offers over 25 channels streamed direct to the subscriber’s mobile phone. Depending on the customer’s mobile network they can subscribe to up to four packages which cost from £3 to £5 per month (or on a daily or weekly basis in Ireland).

We also offer ‘‘24-7 Football’’. This allows customers to watch football clips on a compatible mobile handset. It is available on all mobile networks in the UK and certain Irish networks and you do not need to be a DTH subscriber to register. UK customers can either subscribe for £5 a month or buy each clip for £0.50.

We also syndicate various content (alerts, text based and video clips) under our brands to mobile operator portals.

Cable distribution
UK
The combined cable operator businesses previously operated by Telewest Global, Inc (‘‘Telewest’’) and NTL Incorporated (‘‘ntl’’) were relaunched under a common brand, Virgin Media, on 8 February 2007. The merged entity was renamed as Virgin Media

10	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Inc. (‘‘Virgin Media’’). Virgin Media also operates the Virgin Mobile business in the UK and has entered into an exclusive licence agreement with Virgin Enterprises Limited for the use of the Virgin brand for its consumer business.

The Virgin Media re-brand coincided with the harmonisation of the television offering across the legacy cable systems of ntl and Telewest. Virgin Media continues to provide both analogue and digital cable services across its cable systems and accounts for a substantial proportion of our wholesale revenue, which is revenue derived from the supply of Sky Channels to UK and Irish cable platforms. On 28 February 2007, our agreements with Virgin Media for the distribution of our basic channels on the legacy cable systems of ntl and Telewest expired and we have been unable to conclude any replacement agreement for the carriage of any of our basic channels on Virgin Media’s platform and, therefore, the Sky Basic Channels are currently not distributed to Virgin Media’s cable customers. On 12 April 2007, Virgin Media commenced legal proceedings in the High Court against Sky in relation, amongst other things, to the supply of the Sky Basic Channels to Virgin Media (see ‘‘Government Regulation – UK competition rules’’ below). In fiscal 2008, we derived £181 million in subscription fees from cable operators (2007: £208 million). We estimate, based on public disclosures by Virgin Media and the number of cable homes reported to us by other cable operators, that, as of 30 June 2008, Virgin Media subscribers represented greater than 99% of all cable television subscribers in the UK. Virgin Media continues to carry versions of Sky Premium Channels on its digital networks (and Sky Sports 1 and Sky Sports 2 on its analogue network).

Cable operators pay us a monthly per subscriber fee per channel in respect of their subscribers to the Sky Basic Channels (other than Virgin Media who no longer carry the Sky Basic Channels) and a monthly per subscriber fee per channel package for the Sky Premium Channels. Cable operators are able to offer their subscribers any choice or combination of the Sky Premium Channels pursuant to the rate card terms on which we supply such channels. Where applicable, the Sky Basic Channels are not included in our current wholesale rate card and we negotiate separate commercial arrangements with each cable operator for the carriage of these channels.

We have contracts with Smallworld, Newtel and Wightcable for their distribution of all of our basic standard definition channels. These three regional cable operators operate the only other major pay TV cable services outside the Virgin Media network, covering the Borders region, Jersey and the Isle of Wight respectively.

In addition, various of the Sky Channels are distributed on a number of narrowband cable networks. These are generally smaller cable operators that have limited channel capacity (when compared with digital satellite or digital cable) and accordingly do not generally carry all of the Sky Channels.

Ireland
We currently have arrangements in place with UPC Communications Ireland Limited (‘‘UPC’’) for the re-transmission of certain of the Sky Channels, including Sky Basic and Sky Premium Channels, to their subscribers over the legacy networks of ntl Ireland and Chorus (previously the two leading Irish cable operators but which were brought under the common ownership of UPC’s parent company, Liberty Global Inc., in December 2005). UPC operates both analogue and digital cable services in Ireland.

In addition, various of the Sky Channels are distributed on a number of local cable networks in Ireland. These are generally smaller cable operators that have limited channel capacity (when compared with digital satellite or digital cable) and accordingly do not generally carry all of the Sky Channels.

In Ireland, cable subscriber fees for the Sky Premium Channels are charged on a per subscriber per channel package basis. The level of prices charged to cable operators for most Sky Channels is lower than in the UK.

DTT distribution
We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK. These channels are broadcast on a DTT multiplex for which the licence is held by National Grid Wireless (which owns and operates shared wireless communications and broadcast infrastructure).

The channels broadcast via DTT by us, together with a number of other channels broadcast free-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand ‘‘Freeview’’. We have announced that we are developing plans to replace these three channels with new pay TV channels on the DTT platform. An application to Ofcom to amend our Digital Television programme services licence (‘‘DPS’’) to enable us to launch these new pay TV channels on the DTT platform was submitted in April 2007. Ofcom has announced that it will publish a consultation document on the Group’s pay DTT proposal by the end of summer 2008 (see ‘‘Government regulation – Broadcasting Act licences’’ below).

Free-to-view satellite proposition
We offer purchasers a freesat proposition with access to over 270 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception equipment, including a digital satellite smart card and standard installation, for £150. The free-to-view channels on DTH include Sky News, and a range of television and radio channels provided by, among others, the BBC and ITV. Access to the encrypted signals of Sky Three, Channel 4 and five is available as a result of the provision of a digital satellite viewing card, which we provide as part of the package. The purchasers of this proposition are not obliged to subscribe to our pay television service; however, the proposition offers an easy upgrade path to our DTH pay television service.

Emerging forms of distribution
We are also evaluating various other possible new means of distributing our services other than by DTH, cable, DSL and DTT, such as wireless broadband using Wimax or other similar technologies, mobile TV using technologies such as Digital Video Broadcasting for Handhelds (‘‘DVB-H’’), MediaFLO by Qualcomm, the internet, IP Wireless/ TDtv, General Packet Radio Service (‘‘GPRS’’) and UMTS (3G mobile telephony).

We also participate actively in the Digital Video Broadcasting (‘‘DVB’’) standardisation group both in the various working groups and at the level of the DVB’s Steering Board, which gives us early exposure to other emerging technologies.

Seasonality
Historically DTH subscriber subscriptions to our channels have tended to be higher in the first half of our fiscal year, which, as a result of us expensing the cost of acquiring customers as incurred, has tended to provide a modest weighting of profit towards the second half of the year. There can be no assurance that these trends will continue in the future.

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

Advertising
In fiscal 2008, we derived £328 million of our revenue from advertising sales revenue (2007: £352 million).

We sell advertising for all of the 25 Sky Channels (as well as for their multiplexes) around all programmes that are broadcast on these channels. We also act as the advertising sales representative for certain third party channels. We sell advertising time across all of the Sky Channels and third party channels represented by us, and tailor distribution according to the target audience an advertiser is trying to reach.

According to BARB estimates, across all UK Multi-Channel Homes, our average share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) for fiscal 2008 was 11%, a decrease from 12.05% at the end of the previous fiscal year. Our subscribers’ households tend to be younger and more affluent than the average

British Sky Broadcasting Group plc	11
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and male demographic profiles sought by many advertisers.

Sponsorship
In fiscal 2008, we derived £30 million of revenue from sponsorship (2007: £34 million), which is included in advertising sales revenue.

We acquire programme sponsors for the Sky Channels and work alongside the sales teams of partner channels (such as National Geographic Channel, Discovery Channel, The History Channel and Hallmark) to help secure broadcast sponsors for their channels.

Programme sponsorship is generally either ‘‘title’’ sponsorship (e.g. ‘‘Nintendo Wii/ Gladiators’’) or themed sponsorship (e.g. Sci Fi programming on Sky One sponsored by EA Games).

We outperform the television sponsorship sector delivering approximately 6.5% of total revenue from sponsorship against an industry average of approximately 4%.

Competition
Introduction
Sky is a channel provider, a distributor of television services and a DTH (satellite) platform service provider. Sky also offers broadband and telephony services to its DTH customers, as well as a range of other services including variants of VOD, games via both interactive TV and the internet, and gambling services via TV, telephone and the internet.

Sky competes with a number of communications and entertainment companies to secure a supply of content, for audiences for that content, for advertising sales and for customers to its content distribution, broadband and telephony services. This competitive set is summarised below under the following headings:

•	competition from other video distributors and video distribution channels;
•	competition from broadband and telephony (fixed and mobile) providers;
•	competition from other broadcasters; and
•	competition from sellers of advertising air time.

In recent years, large parts of telecoms network infrastructure have been upgraded from circuit-switched networks to packet-switched (‘‘IP’’) networks. These IP networks are able to carry video content in addition to voice and other data and, together with the digitalization of content, have facilitated a convergence between media and telecoms companies.

This technical convergence has also increased the propensity for companies to offer a bundle of services to customers (typically, a ‘‘triple play’’ of broadband access, telephony and video content) as they seek to make efficient use of their networks.

Competition from other video distributors and video distribution channels
Pay services
Cable Services
Cable operators compete with Sky as an alternative service to DTH distribution.

In the UK, the principal cable operator is now Virgin Media, which was formed as a result of the merger of ntl and Telewest. Virgin Media provides both analogue and digital cable television services in the UK. In Ireland cable television services are provided principally by UPC Broadband (a division of Liberty Global Inc.) via its UPC Ireland, Chorus and ntl Ireland subsidiaries. These offer both analogue and digital cable and multipoint microwave distribution system (‘‘MMDS’’) television services in Ireland.

There are areas in the UK and Ireland where it may not be economically feasible to offer cable television services, including some rural areas. There are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. According to Ofcom, cable networks currently cover approximately 45% of UK homes, whilst, according to the Commission for Communications Regulation (‘‘ComReg’’) (the national communications regulatory authority in Ireland), cable and MMDS services cover nearly 80% of Irish homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst approximately 51% of Irish homes currently subscribe to cable or MMDS television services.

In January 2005, ntl and Telewest launched a VOD service in the UK. This VOD service has now been rolled out to all of Virgin Media’s digital TV subscribers. The Virgin Media VOD services include movie and television programme content and provide viewers with pause and rewind functionality. Digital cable subscribers to whom the services are available do not need to upgrade their equipment to receive the services though some VOD services are only available for an additional fee depending on the basic package subscribed to. As an additional service, Virgin Media also offers ‘‘V+’’, a HD PVR set-top box which enables its customers to record programming and watch HD content on the Virgin Media platform.

IPTV services
Two operators have developed the capability to deliver linear television channels via their DSL networks to homes: Kingston Communications in Kingston-upon-Hull (which closed its TV service in April 2006) and Tiscali (through the acquisition of Video Networks Ltd (‘‘VNL’’) in August 2006).

Tiscali’s service was re-branded in March 2007 (previously branded as HomeChoice) and offers access to a range of broadcast channels and video-on-demand content, including movies, packaged together with broadband internet access and telephony. According to Ofcom, as at November 2007, 36,000 television homes in the UK were viewing linear television via a DSL platform.

Several other operators have or are developing the capability to combine linear television channels delivered over the DTT platform and ‘‘on-demand’’ video services (including paid for ‘‘on-demand’’ video services) delivered via a DSL connection. The principal operator with services currently available is BT, which launched its service (BT Vision) in December 2006 and had 214,000 customers at the end of March 2008. BT’s service also incorporates PVR functionality and VOD services.

Programming available over the internet
Broadband-enabled telephone lines, principally using DSL technology, are being used to deliver video content to consumers. This includes content delivered on an ‘‘on-demand’’ basis (for example, via the internet) and broadcast content. It also includes delivery of content to consumers’ PCs, and to their television sets, via compatible set-top boxes.

DSL services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. According to British Telecom plc (‘‘BT’’), as at 31 March 2008, there were 12.7 million DSL and LLU connections in the UK (including 4.3 million LLU lines). However, only a very limited number of these subscribers currently use these services for digital television (as opposed to downloading content or viewing streamed content over the internet which is much more widespread). Whilst consumer broadband DSL access remains principally focused on the provision of internet access, several operators have developed the capacity to deliver digital television via DSL lines.

There are also a number of established and emerging operators offering video content to consumers via the internet whose websites/services are accessible from the UK.

The increase in the average speed of internet connections and the emergence of new codecs such as MPEG-4 and WM9 means that consumers can also increasingly download video or watch streamed video over the internet. Additionally, the use of peer-to-peer technology for both legitimate and illegitimate video downloading is growing in popularity.

Terrestrial broadcasters are making a selection of their programming available for download or streaming it via their websites, using a mixture of pay and free-to-air business models. Channel 4’s PC-based download service ‘4oD’ offers a free 30 day ‘catch up’ service for programmes currently broadcast on its linear channels and

12	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

access to its archive of original programming, it charges a fee per download for episodes of its acquired series (outside the 30 day catch up period) and for rental of movie titles. Downloaded episodes are available to watch on the user’s PC for 48 hours. It also distributes content supplied by the National Geographic channel and the FX channel via this service.

The BBC launched its iPlayer service in December 2007 offering a large selection of TV and radio content for free through a PC-based application. The iPlayer is also available on the Apple iPhone, iPod Touch and Nintendo Wii. The BBC also streams BBC3 as a simulcast online.

ITV offers a streaming ‘catch up’ service for its content via its website, but has plans to expand this significantly.

Five has recently added more content to its ‘Demand Five’ PC VOD service and offers free, pay to rent and pay to own content.

In November 2007, BBC Worldwide, ITV and Channel 4 announced plans to launch a joint venture VOD offering with the working title of ‘Project Kangaroo’. The service will initially be developed for PC and later for set-top boxes. It will aggregate content from each of the parties to the joint venture and offer third party content using a mix of ad-funded, download to own and download to rent models. The launch date for the PC service is currently set for 2009. The joint venture has been referred to the Competition Commission “CC” for consideration.

In addition the BBC, ITV and Channel 4 have also made some of their series available to Apple’s iTunes service in the UK on a download to own basis enabling users to watch programmes on their PC or portable Apple device.

There are also a number of new operators offering a TV-like experience online. Joost is available as an expanded beta test to users in the UK and offers content for free. Babelgum has also launched offering video content for free online. Currently, there is only a limited amount of content available on these services in the UK, but that Joost in particular has been successful in securing content rights for distribution in other territories.

Several operators offer video content over the internet, such as YouTube, which compete for consumers’ leisure time.

DTT
Top Up TV (which launched in March 2004) offers a pay television service via DTT. Top Up TV changed its business model from the provision of pay linear television channels delivered via DTT into a VOD service with content downloaded using DTT capacity to the set-top box where it is stored on a hard disk and made available for viewing. Following the change, customers must now purchase a new Top Up TV set-top box, available since October 2006, to receive the service. The customer can use the box as a PVR. The set-top box also features conditional access technology allowing customers to subscribe to pay linear television channels available on DTT, for example, a Setanta Sports channel, which is also available through BT Vision set-top boxes.

As at June 2008, there were 50 encrypted digital satellite pay television channels for DTH reception retailed independently of us available on a subscription or a pay-per-view basis. These include channels offered as part of the Setanta Sports subscription package (Setanta Sports 1, Setanta Sports 2, Arsenal TV, Setanta Golf, Celtic TV, Rangers TV, Racing UK, LFC TV, NASN). The remainder comprises specialist standalone à la carte channels (such as Zee TV and Sony TV Asia) and adult channels.

Other DTH pay TV providers
Partly as a result of Sky’s regulatory obligations to offer conditional access services, the digital satellite platform is an open platform and there are alternative subscription retail packages on that platform available from retailers other than Sky. Sky competes with these subscription retail packages (which include the Setanta Sports package and the Zee TV and Playboy packages) for subscription revenue.

DVDs
DVD sales and rentals, which have largely replaced sales of video cassettes, have performed well in the UK. In addition to offering consumers an alternative source of programming to television services, the DVD window for new movies generally starts before both the pay television window and the pay-per-view or VOD television window. This window, which has been brought forward by some studios in recent years, can start as soon as three months following a movie’s UK cinema release. Currently, the pay-per-view television/VOD window generally commences two to three months later. Sky has, to date, been able to develop a significant customer base for its pay-per-view services and movie channels, notwithstanding competition from the DVD industry. However, such services will come under increasing pressure as EST (electronic sell through) and VOD offerings continue to become more widely available from services such as Lovefilm, a subscription DVD rental service.

Free-to-air services
As a result of the availability of free-to-air television channels some consumers choose to rely entirely on free-to-air services for television viewing rather than choosing also to subscribe to a pay television service. Currently in the UK the principal means of delivering free-to-air television services are: analogue television services, DTT and freesat propositions (consisting of a service from Sky; and a separate, recently launched proposition from the BBC and ITV).

Analogue television services
Five analogue terrestrial channels and regional variants are broadcast throughout the UK, although channel ‘‘five’’ is unavailable in some areas and bilingual channel S4C is broadcast instead of Channel 4 in Wales. Additional local analogue terrestrial channels are broadcast in Northern Ireland.

The number of homes using analogue terrestrial as a primary TV reception means has fallen as adoption of digital multi-channel TV services has grown. On 11 July 2008 Ofcom announced that, at 31 March 2008, analogue terrestrial was the main TV reception means in 3.3 million UK homes, down 7% since 31 March 2007. The discontinuation of analogue television broadcasting is proceeding on a region by region basis with completion planned in 2012.

Four analogue terrestrial channels are broadcast throughout the Republic of Ireland. On 17 June 2008, the Commission for Communications Regulation announced that, at 31 March 2008, analogue terrestrial was the main TV service in 352,000 Irish homes.

‘‘Freeview’’
In the UK, free-to-air channels on the DTT platform are marketed under the ‘‘Freeview’’ brand. There are over 40 TV channels available in total as part of this offering, although availability varies regionally, and over 25 radio channels. There are also several television channels available on a regional basis within the UK.

Freeview services are currently able to be received by around 75% of UK homes. It is anticipated that this will increase significantly by 2012 as the process of discontinuing analogue television broadcasting progressively in different regions of the UK is completed (‘‘digital switchover’’). Digital switchover will release radio spectrum currently used to broadcast analogue television services, which could be used for a number of purposes; for example, to expand the number of channels broadcast via DTT, to allow the broadcast of HD services via DTT, to increase the spectrum available for mobile telephony, or for a mobile television service (or a mix of these things). In April 2008, Ofcom announced that spectrum will be made available for four HD channels, one of which will be a BBC channel.

In November 2007, Whitehaven and Copeland became the first area within the UK to have the signal for analogue terrestrial television switched off. The target for full digital switchover is 2012, with a phased switchover taking place in the run up to this date.

In order to receive Freeview services consumers purchase either a set-top box, which is relatively inexpensive, or a television set with a built in DTT tuner (an ‘‘Integrated Digital TV", or ‘‘IDTV’’). Customers also have to ensure that they have a suitable aerial to receive the signals (it is estimated that an aerial upgrade, where necessary, costs £150 on average).

In addition, in May 2007, the joint venture behind the Freeview brand launched a separate brand called ‘‘Freeview Playback’’ which has since been rebranded ‘‘Freeview+’’ and which certain suppliers are able to use to market DTT PVRs. Players

British Sky Broadcasting Group plc	13
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

which meet specific quality and functionality criteria are able to use the Freeview Playback logo for marketing purposes.

Take-up of Freeview services has grown quickly since its launch in October 2002. On 11 July 2008 Ofcom reported that, at 31 March 2008, 16.1 million homes were viewing DTT on at least one device and Freeview was the sole means of receiving digital multichannel TV services in 9.2 million UK homes.

There is currently no DTT service in Ireland but DTT pilot projects have been ongoing since August 2006. The current phase is due for completion in August 2008 and involves 1,000 homes across the east coast of Ireland. Each trial participant has been provided with receiver equipment which has been specially adapted for the trial, and content provided from a number of sources e.g. the BBC News Channel and Sky News. It is expected that a full service will roll out across Ireland in late 2008.

In July 2008, the Broadcasting Commission of Ireland announced its decision to award licences to operate three DTT multiplexes to Boxer DTT Limited. Separately, RTÉ has been assigned a single DTT multiplex to make the four existing analogue terrestrial free-to-air channels in Ireland available.

Free-to-view satellite propositions
All households with Sky DTH set-top boxes (including Sky subscribers, former Sky subscribers, and households who have never been Sky subscribers) receive television and radio services broadcast free-to-air via satellite to the UK and ROI. There are now over 250 such services. In October 2004 Sky launched a hardware and installation proposition which enables households who wish to receive free-to-air television and radio services via satellite to do so without taking a Sky subscription.

From May 2008 the BBC and ITV began promoting the availability of new set-top boxes and IDTV with built in DTH satellite tuners, which also receive a number of television and radio services that are broadcast to the UK and ROI free-to-air via satellite, under the brand freesat. These set-top boxes do not contain conditional access technology and therefore cannot be used to receive pay TV channels broadcast via satellite.

There are currently five manufacturers of BBC/ITV freesat receivers, which are sold by independent retailers and four major high street multiples. Prices range from around £50 for a SD receiver to around £120 for an HD receiver. IDTVs manufactured by Panasonic are currently priced in excess of £1,000. Installation of the appropriate satellite reception equipment is arranged separately if required; install prices start from around £80.

HD receiving equipment enables consumers to view the BBC HD channel and a red-button ITV HD service, the latter of which is currently exclusive to the service. Although no PVR equipment designed for the freesat proposition is currently available, BBC/ITV freesat have stated that this will be available soon.

In order to be received by the new BBC/ITV freesat set-top boxes, existing channels broadcast via satellite need to be configured to appear on both platforms. Currently, the new set-top boxes and IDTVs can receive more than 80 TV and radio channels. This number is expected to expand significantly in the coming months as more services are configured to appear on both platforms.

Competition from broadband and telephony providers
Broadband and telephony services
Sky competes with other providers of broadband internet access and fixed telephony in the UK. These include BT, Virgin Media, Carphone Warehouse (‘‘CPW’’), Tiscali, Orange and O2. Sky does not currently offer these services in the Republic of Ireland.

Broadband
According to the Office of National Statistics, broadband internet connections accounted for 92% of all internet connections in the UK and dial-up connections accounted for 8% of all connections at March 2008.

Fixed broadband in the UK is primarily offered via DSL or cable. Cable coverage in the UK is 45% with Virgin Media the main cable operator. BT provides DSL services with the BT network covering 99.6% of the population. Other DSL providers are able to make use of the BT network to provide their services either taking a regulated wholesale product from BT or installing their own equipment in BT local exchanges and rent the ‘‘last mile’’ from BT at regulated prices (a process known as Local Loop Unbundling (‘‘LLU’’)).

Sky uses partial LLU (unbundling only the section of the copper used to deliver broadband services as opposed to ‘‘Full LLU’’ which unbundles the copper in respect of both telephony and broadband elements) and had unbundled 1,189 exchanges at 30 June 2008. Other significant unbundlers are CPW (1,645 exchanges unbundled at 31 March 2008), Tiscali UK (850 as at 31 March 2008) and Cable & Wireless (‘‘C&W’’) (802 exchanges on completion of roll out). C&W offers a wholesale LLU service to other operators and in May 2007 agreed a 4-year deal to provide this service to Virgin Media for areas outside of their cable network.

According to Ofcom, there were 15.6 million residential and small and medium-sized enterprises (‘‘SME’’) broadband connections as at 31 December 2007, of which 27% were BT Retail DSL; 27% were other BT Wholesale provided DSL (excl. LLU); 22% were via Virgin Media cable and 24% were classified as other (mainly LLU).

Average broadband download speeds continue to increase. At the end of June 2007 the estimated average headline connection speed was 4.6Mbit/s, up from 3.6Mbit/s in 2006, according to Ofcom. Currently Sky Broadband’s highest download speed is up to 16Mbit/s. Speeds available from providers are expected to increase further, particularly from LLU and cable operators as cable continues to upgrade its network and BT rolls out its 21st Century Network and trials a fibre network roll out in Ebbsfleet in Kent, the first of its kind in the UK. Virgin Media has announced that a broadband service offering speeds of 50Mbit/s will be available to 70% of its customers by the end of 2008.

Fixed telephony
The majority of fixed telephony services in the UK are provided by BT. Other providers can offer telephony services via Carrier Pre Select (‘‘CPS’’) or using BT Wholesale’s Wholesale Calls product, whereby the customer pays them for calls but continues to pay BT for line rental; via Wholesale Line Rental (‘‘WLR’’), whereby the customer pays them for line rental (this can be combined with CPS or Wholesale Calls to cover calls and line rental); and via Full LLU, whereby the customer pays them for calls and line rental. Sky has historically used CPS to deliver telephony services to its customers but is in the process of migrating to use of the Wholesale Calls product from BT Wholesale to provide those services. We also use WLR to provide line rental services to our customers.

The total number of BT Retail and Wholesale lines was 27.9 million at end June 2007, according to BT. Of which, 23.6 million were BT Retail lines and 4.3 million were WLR lines. The number of CPS lines for the same period was 6.1 million (i.e. 22% of lines). Virgin Media reported 4.1 million telephony customers as at end March 2008.

Mobile telephony
There are five mobile network operators (‘‘MNOs’’) active in the UK: Vodafone; Orange; T-Mobile; O2; and 3 Hutchison (3G only). As at 31 March 2008 Vodafone had the most subscribers in the UK (18.5 million) followed by O2 (18.4 million), T-Mobile (17.1 million), Orange (15.8 million) and 3 Hutchison (4.4 million at end of December 2007).

There are several mobile virtual network operators (‘‘MVNOs’’) who take capacity from MNOs but do not own their own network. Virgin Mobile is the largest of these with 4.4 million subscribers as at 31 March 2008. Virgin Mobile uses T-Mobile’s network and its customers are included in the T-Mobile total.

Mobile TV services are available from several UK operators via third generation cellular telephone networks (‘‘3G’’) networks. Sky Mobile TV packs, which include a mix of content from Sky Sports, Sky News and other third party pay television channels, are available on Vodafone, Orange and 3 UK and compete with other mobile TV and video offerings on those networks.

14	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Competition from ‘‘Triple Play’’/‘‘Quad Play’’ providers
As a result of media and telecoms convergence described in the introduction, Sky now offers TV, fixed telephony and broadband internet access to our customers as part of a package which is sometimes referred to as a triple play. Tiscali and BT also offer a triple play service, whilst Virgin Media offers a ‘‘quad play’’ which, in addition to TV, fixed telephony and broadband internet access, also includes mobile telephony.

Virgin Media’s predecessor (ntl: Telewest) launched its quad play service of TV, broadband, fixed telephony and mobile telephony in September 2006.

In December 2006, BT launched BT Vision, a hybrid DTT/broadband television service. BT Vision provides users with access to Freeview services and Setanta on DTT through a set-top box in addition to access to VOD content over BT’s DSL network. BT has set a ‘‘medium term’’ goal of 2-3 million customers for BT Vision and had 214,000 customers at the end of March 2008.

Tiscali acquired HomeChoice in August 2006 as a result of a merger with HomeChoice’s parent company, VNL. Tiscali offers a triple play package containing telephony, internet access packages (including both a dial-up and broadband package providing up to 8Mb/s broadband) and a selection of TV channels via IPTV.

Competition from ‘‘Dual Play’’ providers
In addition to triple/quad play providers, some operators provide customers with two services (typically these are communications providers offering broadband and telephony services).

CPW, an independent retailer of telephony services, acquired internet service provider AOL UK in October 2006 making it the third largest broadband provider, with over 2 million customers. AOL UK is currently being run separately from CPW’s own TalkTalk brand.

O2 UK (acquired by Telefónica of Spain in 2006) moved into the broadband sector by purchasing ‘‘Be’’, a telecoms network provider, and subsequently launched O2 Broadband in October 2007. The service reported 131,000 subscribers at the end of March 2008.

In January 2007, Vodafone UK launched the broadband service, ‘‘Vodafone At Home’’, for Vodafone mobile contract customers. Vodafone at Home is delivered using a wholesale DSL service from BT rather than LLU. The service is available to 99% of UK households via BT Wholesale’s broadband network. The number of subscribers to the service has not been published.

Orange UK offers ‘‘Broadband Unlimited’’, a service providing wireless broadband access at up to 8Mb through the ‘‘Livebox’’ wireless router which also serves as a VoIP telephony port. France Telecom, parent company of Orange UK, also offers IPTV services in France, and Orange has stated in April 2008 that it plans to launch an IPTV service in the UK by the end of 2008.

Competition from other broadcasters
Sky competes, among other competitors, with other broadcasters for the acquisition of programming and programming rights: for viewers, for distribution and for advertising and sponsorship revenue.

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

Within UK Multi-Channel Homes, the Sky Channels (for the purposes of this paragraph, including Sky Box Office and Sky Box Office Events, but excluding SkyPoker.com and Sky Vegas) in aggregate attract viewing levels which are comparable to some of the traditionally analogue terrestrial channels. The Sky Channels jointly have an overall viewing share (within Multi-Channel Homes) significantly greater than each of Channel

4 and five in those homes, although the Sky Channels’ combined viewing share is still less than that of ITV1 in these homes. Based upon BARB surveys for the 52 weeks ended 30 June 2008, the viewing shares in UK Multi-Channel Homes of the traditionally analogue terrestrial channels and the combined Sky Channels were, respectively, BBC1 20.1%, BBC2 7%, ITV1 17.8%, Channel 4 6.9%, five 4.6%, and the Sky Channels 7% (of which Sky One accounted for 14% of the Sky Channels’ viewing share (and had an individual viewing share of 1%)). The remaining 36% of viewing in UK Multi-Channel Homes was of other (non-Sky) satellite, cable and DTT channels.

The UK analogue terrestrial broadcasters also own and operate a range of digital-only channels that are available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis. These channels are cross-promoted by their analogue associated channels.

As Sky and other broadcasters all seek a range of compelling programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions and/or regulatory intervention which could increase our programming acquisition costs, or which could mean that certain programming in which Sky is interested may not be available to us. For example, in 2006, Setanta Sports secured the live audio visual rights to two of the six available UK packages of live FAPL football rights for the 2007/08 to 2009/10 seasons, for which Sky also bid. In addition, the US PGA Tour announced a six year deal starting on 1 January 2007 granting Setanta Sports exclusive live rights to all US PGA Tour events (excluding the US Open, the USA PGA Championship and the US Masters). In 2007, the FA announced a deal granting Setanta Sports and ITV exclusive live rights for a range of FA events (including The FA Cup and England home matches) from August 2008 to July 2012.

Competition from other sellers of advertising air time
Our primary competitors for television advertising sales are ITV, which sells advertising on ITV1, ITV2, ITV3, ITV4, and CITV, Channel 4 (which also sells advertising for E4, More 4 and Film Four and their multiplexes), five, Interactive Digital Sales (‘‘IDS’’) (which sells advertising on behalf of the UKTV group of channels and the Virgin Media TV channels (Living, Bravo, Trouble and Challenge)), and Viacom Brand Solutions (‘‘VBS’’) (which sells advertising on behalf of the Paramount, MTV and Nickelodeon channels).

Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 25.49 and 25.24 million television homes, respectively, in the UK (both digital and analogue), with approximately 95% of the estimated 25.49 million television homes in the UK receiving an acceptable terrestrial analogue signal for five. In addition, according to BARB survey estimates, as at June 2008, approximately 21.7 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing share than any individual Sky Channel. Partly as a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able to generate greater advertising revenue than we do. We also compete with the Sky Distributed Channels and all other commercial channels for television advertising sales.

Technology and infrastructure
We control access to some DTH channels through the use of a conditional access system, VideoGuard (see ‘‘Encryption of digital services’’ below). The satellite reception equipment provided to DTH customers is owned by such customers (whether or not they are subscribers), except for certain aspects such as the smart card (a credit card size plastic card containing a chip that provides conditional access functionality), some of the software in all set-top boxes and a proportion of the hard drive capacity in some of the Sky+ PVRs and Sky+ HD PVRs.

The Group completed its acquisition of Amstrad plc (‘‘Amstrad’’) in fiscal 2008. The total consideration for the acquisition was £127 million. Amstrad designs, develops and sells standard definition and high definition set-top boxes and PVR set-top boxes and has been a major supplier to the Group for a number of years.

The EPG in the set-top box has been and continues to be developed for us by NDS Limited (‘‘NDS’’) uses an operating system which we license from OpenTV, Inc. (‘‘OpenTV’’). The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH set-top boxes once the application is downloaded to the set-top

British Sky Broadcasting Group plc	15
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

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

We distribute our channels to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator’s feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers (often re-encrypted) who are authorised and equipped to receive the service.

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

In addition to providing broadcast conditional access services, both for our own DTH offerings and those of third parties, we provide digital access control services for interactive services produced by us and others, including using a telephone return path to carry out transactions between suppliers and viewers. These broadcast conditional access and access control services are regulated by Ofcom. See ‘‘Government regulation – Broadcasting and telecommunications regulation – European Union – Electronic Communications Directives’’.

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

We have been designated a ‘‘non pre-emptible customer’’ under each of our transponder agreements. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES Astra or Eutelsat in favour of another broadcaster with pre-emption rights in preference to us. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES Astra pursuant to which back-up capacity may be available for some of our transponder capacity based on an agreed satellite back-up plan.

We have also put in place disaster recovery plans in the event that we experience any significant disruption of our transponder capacity. To date, we have not experienced any such significant disruption. However, the operation of both the Astra and Eutelsat satellites is outside our control and a disruption of transmissions could have a material adverse effect on our business, depending on the number of transponders affected and the duration of the disruption.

On 1 September 2007 SES Astra brought into service an additional satellite, Astra 2C, at the same orbital position as Astra 2A, 2B and 2D (and Eutelsat’s Eurobird). This will provide additional transponder capacity for back-up purposes as well as up to twelve additional transponders for new services, which may be further expanded in the future up to a maximum of 16.

Our transponder agreements with SES Astra provide that our rights are subject to termination by SES Astra in the event that SES Astra’s franchise is withdrawn by the Luxembourg government.

Capital expenditure programme
We continue to invest consistently in capital expenditure required to support our growth strategies. Total capital expenditure for the Group was £333 million in 2008. This included £211 million invested in information systems infrastructure; broadcast infrastructure; new product development; and investments relating to customer service improvements. In addition, £46 million was invested in new property and property improvements. The remaining £76 million relates to the roll-out of our broadband network services; being the second year of the two year, £250 million investment in broadband capital expenditure announced in July 2006.

In November 2007, the Group began construction work on a building to house studios, production and technical facilities as well as office space in Osterley, Middlesex. This will consolidate and replace a number of existing properties which are reaching the end of their operational lives. Given the current conditions in the credit markets and the relative strength of our cash flow, the project will be financed internally for the time being although the Group’s intention is to sell and leaseback the property and its freehold when market conditions improve. During the period to 30 June 2008, total expenditure on this project was £34 million which is included within the total estimated construction cost of around £156 million. The Group currently expects separate expenditure of around £77 million in respect of the technical fit out which will allow the Group to benefit from efficiencies by moving to a wholly digital production environment. The facility is due to enter service in 2011.

As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.

16	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

The customer management centres and Sky In-Home Service Limited
Our customer management centres are based in Scotland. The centres’ functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels and the Sky Distributed Channels. We also deliver customer services for both our own, and certain third party, interactive television services, our telephony services and our video-streaming services.

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

During the course of the last 8 fiscal years, we have invested more than £280 million in our customer management centres and systems. This expenditure has been focused principally on completely replacing the centres’ existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The replacement customer management and billing systems are now functioning in line with expectations.

Playout and uplink facilities
Our uplinking facilities, located at Chilworth in southern England, provide uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat’s Eurobird 1 satellite.

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

Minority equity investments
ITV
 On 17 November 2006, the Group acquired 696 million shares in ITV plc (‘‘ITV’’) representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The total consideration paid amounted to £946 million, and was funded at the time from the Group’s existing cash balances and its previously undrawn revolving credit facility. This investment has been subject to an in-depth review by the CC (see ‘‘Government Regulation – Mergers’’ below).

The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV’s closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group’s financial year.

NGC Network International LLC and NGC Network Latin America LLC
On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographics Channel’s television operations outside the US).

Significant agreements
The Companies Act 2006 requires us to disclose the following significant agreements that take effect, alter or terminate on a change of control of the Company:

FAPL
In August 2006, British Sky Broadcasting Limited entered into an agreement (the ‘‘FAPL Licence’’) with The Football Association Premier League Limited (the ‘‘FAPL’’), pursuant to which the Group was awarded four of six available packages of live audio-visual rights for F.A. Premier League football (the six packages are together the ‘‘Live Packages’’).

The FAPL will not award all of the Live Packages to a single licensee (either on its own or as part of a consortium or through one or more of its related parties) (the ‘‘Single Buyer Rule’’).

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

RCF
On 3 November 2004, the Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited entered into a revolving credit facility agreement with Barclays Capital, Citigroup Global Markets Limited, Deutsche Bank AG London, JP Morgan plc and the Royal Bank of Scotland plc (as mandated lead arrangers) and certain other financial institutions (as ‘‘Lenders’’) pursuant to which the Lenders agreed to make available to the Company £1 billion to refinance existing facilities and for general corporate purposes (the ‘‘RCF’’).

Pursuant to the RCF, the Lenders can require all amounts outstanding under the RCF to be repaid in the event of a change of control of the Company (other than where News Corporation or any subsidiary or holding company thereof acquires such control).

News Corporation voting agreement
On 21 September 2005, the Company, BSkyB Holdco Inc., News UK Nominees Limited and News Corporation entered into a voting agreement which became unconditional on 4 November 2005, pursuant to which News UK Nominees Limited’s voting rights at any general meeting are capped at 37.19% (the ‘‘Voting Agreement’’). The provisions of the Voting Agreement cease to apply inter alia, on a change of control of the Company.

EMTN bond issue
On 3 April 2007, the Group established a Euro medium term note programme (the ‘‘EMTN Programme’’) which provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the EMTN Programme is £1 billion.

On 14 May 2007, the Company issued Eurobonds consisting of £300 million guaranteed notes paying 6.000% interest and maturing on 14 May 2027 (the ‘‘Notes’’). The Notes were issued under the Group’s EMTN Programme.

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

UK broadcasting licences
The Group is party to a number of Ofcom broadcasting licences for the broadcast of the Sky Channels.

British Sky Broadcasting Group plc	17
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

The business, its objectives and its strategy
continued

The Broadcasting Act 1990 (as amended by the Broadcasting Act 1996 and the Communications Act) lays down a number of restrictions on the parties who are permitted to hold Ofcom broadcasting licences. Among those restricted from holding Ofcom broadcasting licences or from controlling a licensed company are (a) local authorities, (b) political bodies, (c) religious bodies, (d) any company controlled by any of the previous categories or by their officers or associates, (e) advertising agencies or any company controlled by such an agency or in which it holds more than a 5% interest.

Licensees are obliged to comply with these ownership restrictions. Failure by a licensee to do so (either by the licensee becoming a ‘‘disqualified person’’ or any change affecting the nature, characteristics or control of the licensee which would have precluded the original grant of the licence) may constitute a breach of the licence and, if not rectified, could result in revocation of the licence.

2008 bond issue
In February 2008 the Group entered into an indenture in respect of US$750 million 6.10% senior unsecured notes due 2018.

Pursuant to the final terms attaching to the securities, a holder of the securities has the option to require the Company to redeem or purchase its securities at a price equal to 101% of their principal amount plus accrued and unpaid interest up to the date of repurchase, if there is a change of control of the Company (i) which, if the securities carry an investment grade credit rating, results in a downgrade to a non-investment grade rating or a withdrawal of that rating; or (ii) which, if the securities carry a non-investment grade rating, results in a downgrade by one or more notches or a withdrawal of that non-investment grade rating; or (iii) where if the securities do not carry a credit rating, the Company does not seek such a rating or is unable to achieve such a rating.

Material agreements
The following agreement has been entered into outside the ordinary course of business during the two years immediately preceding the date of this filing:

Bond issue
In February 2008 the Group entered into an indenture in respect of US$750 million 6.10% senior unsecured notes due 2018 (see ‘‘Significant agreements’’ above).

Corporate responsibility
At a board and executive level, the Corporate Responsibility Steering Group (‘‘CRSG’’) provides leadership and drives corporate responsibility practices. The CRSG comprises Senior Executives and two non-executive Board Directors and meets twice a year and updates the Board.

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

Customers
Offering the best choice in entertainment and communication to our customers –entertainment and communication that is great quality, great value, flexible and simple to use – is central to the Group’s customer offering. The Group provides customers with parental control features and other mechanisms by which they can control access to content. The Group has also implemented its Code of Practice for Interactive Gambling, developed with GamCare, an organisation that promotes responsible gambling. Accessibility to programming is provided through on-screen subtitling, signing and audio description and a dedicated accessibility services team provides dedicated customer care.

Environment
The group has maintained its status (achieved in 2006) as a Carbon Neutral media company – the first in the world, and one of the first FTSE 100 companies to achieve this goal. The Group continues to set targets for reducing its energy consumption, carbon dioxide (CO2) emissions and waste. Progress against these targets is documented in the Group’s annual Corporate Responsibility Review (now called The Bigger Picture Review).

In March 2007, the company launched a new feature for Sky+ and Sky+ HD set-top boxes which switches them into a power saving standby mode when not in use. By June 2008 over 4 million set-top boxes had received this download, saving an estimated 52,000 tonnes of carbon dioxide each year. In line with legislation in place since 1 July 2007, Sky has the collection processes and other requirements in place to facilitate the recycling and/or reuse of all Sky electronic equipment including set-top boxes.

Arts and Sports
Our position as the provider of the UK’s leading Arts and Sports channels provides us with an opportunity to make a positive impact on the life of families across the UK. The Group aligns its contributions to these areas by focusing on making the arts accessible and maximising participation in sports.

People
Organisation
At Sky we aim to be an employer of choice and our environment supports people to do their best work and rewards people in line with their talents and contribution to the business and its values. We continue to develop a workforce and organisational structure that is ready to deliver today’s business plan and is ready to innovate and change with the organisation as it develops.

We are dedicated to ensuring that no one is subjected to less favourable treatment. We value the same diversity within our business as we do in our content and services, and provide a culture of enterprise and opportunity for all. All applicants are asked if they require adjustments to their working environment during the selection processes. Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned.

The average number of full-time equivalent persons employed by the Group during the year was 14,145 an increase of 1,058 from the previous year.

Talent management
To ensure we keep delivering for our customers we need to attract and retain the very best talent, and help them to deliver to their full potential in an environment which is challenging, innovative and fun. We aim to recruit the highest calibre individuals, to address business targets and shape our future. We aim to provide great career opportunities for our people within the Group and development which is aligned to business performance. We constantly review our skills and capability requirements and align this with our talent and succession planning.

We are now in our second cycle of the Sky Leadership Development Programme for senior managers. In early 2009 we will launch a third cycle and will expand the number of places, increasing leadership skills and capability. We also offer an International Development programme, which provides opportunities for development through visits to other organisations, and to share ideas and best practice.

18	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Our mentoring scheme, which is open to all, continues to grow and provides internal development for all levels of Sky people.

Effectiveness
Through the year, a number of restructuring projects, process and effectiveness reviews have ensured that our organisation remains appropriately shaped and skilled to drive growth in the future.

Health, Safety and Wellbeing
Our long-term Health, Safety and Wellbeing plan is integrated into all areas of our business. Our occupational health system allows a robust approach to health surveillance planning, and provides accurate and comprehensive health data, meaning our resources are best directed.

Our employee wellbeing strategy also provides opportunities for active involvement by our employees. The Sky health and wellbeing initiative ‘‘Keeping Karma’’ is now embedded as a recognised programme that gives our people the tools, information and understanding to lead a healthy lifestyle and utilise our health services appropriately and efficiently.

Additionally, we offer employees a comprehensive support system to ensure they are equipped to best fulfil their potential.

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

Our ‘‘Sky Choices’’ programme allows employees to make tax and National Insurance savings in areas such as childcare payments and mobile phones. It also supports the environment, by providing savings for a bicycle for travel to work, travel season ticket loans and the costs of personal carbon offsetting. The ‘‘Sky Benefits Extra’’ programme offers negotiated discounts on a variety of products and services for our employees.

Involvement and Communication
We encourage the involvement of our people in discussions on both current business initiatives and future plans. Our ‘‘Sky Forum’’ (an elected group of 71 employees) continues to play a key role in communication, representing the views and ideas of our employees, as well as consulting on health and safety. Forum members allow us to hear the views of our people through involvement in various interest groups. Senior management play an active role in responding to the topics raised through the Forum, and the Chief Executive Officer (‘‘CEO’’), other Senior Executives and relevant managers regularly attend Forum meetings to talk about Sky’s strategic priorities.

Each year the ‘‘Sky People Survey’’ collects the views and opinions of all our people. This year 10,894 people took part. Senior Executives and management teams look at the results and feedback from this, and develop action plans. We have developed new performance appraisals, recognition programmes, training, communications, and improved the working space in many areas. Individual departments have also taken action to address specific issues to make the business more productive.

Recognition
Recognising and applauding the achievements of our people is an important part of how we work. Our annual ‘‘Team Sky’’ awards allow employees to nominate colleagues who have demonstrated Sky’s values, with the winners receiving significant prizes. Additionally each business area looks at how they can best engage and recognise their people in a way that supports their business plans and we operate a number of divisional recognition plans to support this.

Risk factors
This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in ‘‘Financial Review – Introduction – Overview and Recent Developments’’. These risks could have a material adverse effect on any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

The Group’s business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group’s ability to operate or compete effectively.

The Group is subject to regulation primarily under UK and European Union legislation and it is currently and may be in the future subject to proceedings, and/or investigation and enquiries from regulatory authorities, from time to time. The regimes which affect the Group’s business include broadcasting, telecommunications, competition (antitrust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group’s business. The Group’s business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group’s business, or that of any of the Group’s competitors, could have a material adverse effect on the Group’s business and/or the results of its operations.

The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group’s operations, including those conducted prior to the date of this filing.

On 18 December 2007, Ofcom published a consultation document in relation to its ongoing investigation into the UK pay TV industry. The consultation document outlined Ofcom’s preliminary understanding of the operation of the pay TV industry in the UK. Interested parties, including the Group, were invited to respond to the consultation document by providing views on Ofcom’s initial assessment of the operation of the pay TV industry, with a view to enabling it to examine whether there are competition issues that merit further action (which could include a market reference to the CC). This consultation is now closed and on 13 May 2008 Ofcom published copies of all of the non-confidential responses it had received on the consultation document including that of the Group. Ofcom has announced that it will publish a further consultation document by the end of summer 2008.

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC.

In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State for Business, Enterprise and Regulatory Reform (‘‘SoS’’), for him to decide what action to take. The CC concluded that a relevant merger situation had been created, granting it jurisdiction, and that the creation of that situation may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group which may be expected to operate against the public interest. The CC recommended, by way of remedy, that the Group be required to divest part of its stake such that it holds less than 7.5% of ITV’s issued share capital. The SoS announced on 29 January 2008 his decision to make an adverse public interest finding taking account of the CC’s decision that the transaction results in a substantial lessening of competition in the UK market for all-TV. The SoS also decided to impose on the Group the remedies recommended by the CC to address the substantial lessening of competition identified in the CC’s report: divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed), and behavioural undertakings from the Group requiring the Group not to dispose of the shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.

The Group has sought judicial review of the decisions of the SoS and CC before the Competition Appeal Tribunal (‘‘CAT’’). Virgin Media (‘‘VM’’) has also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review

British Sky Broadcasting Group plc	19
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

Risk factors
continued

proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group. A tribunal hearing took place in early June 2008. The Group is awaiting the judgment of the CAT.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.

The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, other DTH providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group’s competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group’s competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group’s (and/or competing) services may be subject to rapid technological change. The Group’s competitors’ positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.

The Group’s advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group’s advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected by the distribution of such channels. The Group cannot be certain that these factors will always be favourable to the Group and therefore that any related developments or changes will not have a negative impact on the Group’s advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers of on-demand programming may choose not to view that programming on Sky Channels and other channels on whose behalf the Group sells advertising. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of video-on-demand services by other operators.

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

The future demand and speed of take up of the Group’s DTH service, and the Group’s broadband and telephony services will depend upon the Group’s ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of the Group’s services will also depend upon the Group’s ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on the Group’s ability to continue to attract and retain subscribers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.

The Group’s business is reliant on technology which is subject to the risk of failure, change and development.

The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group’s DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group’s contracts with satellite providers were terminated, this would have a material adverse effect on the Group’s business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group’s transmission systems or up linking facilities, could have a material adverse effect on its business and operations.

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

There is a large existing population of digital satellite reception equipment used to receive the Group’s services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smart cards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group’s business.

The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group estimates that around two million deployed set-top boxes have significant memory constraints and as such it has been necessary to close the EPG launch queue. To date, the Group has been able to carry out software downloads from time to time to reconfigure the memory utilisation in set-top boxes and to accommodate additional and increasingly complex services. In the event that the Group wishes to carry out such software downloads in order to accommodate additional and increasingly complex services and this course of action is no longer available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed in subscribers’ premises.

20	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Failure of key suppliers could affect the Group’s ability to operate its business.

The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network and protect its services. A failure to meet the Group’s requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group’s ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group’s business.

Sky Talk relies on telecommunications services from network operator BT and failure on the part of BT to meet the Group’s requirements for whatever reason may affect the Group’s ability to deliver its telephony services to Sky Talk subscribers.

The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to the Group’s network (backhaul extension services or ‘‘BES’’) and finally individual copper lines that go between the central office equipment and the end user’s house (primarily SMPF lines). Outside of the Group’s LLU areas the Group uses BT Wholesale’s IP stream ‘‘bitstream’’ product to provide broadband connectivity to end users. The Group purchases these products from Openreach under terms and conditions outlined in legally binding undertakings given by BT and accepted by Ofcom in lieu of a market investigation reference to the CC following Ofcom’s Strategic Review of Telecommunications (the ‘‘BT Undertakings’’). These stipulate that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an ‘‘Equality of Access Board’’ whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group’s business.

The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.

Direct DTH access to the Group’s services is restricted through a combination of physical and logical access controls, including smart cards which the Group provides to its individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of encryption and other protection technology could impact the Group’s revenue from those operators and from its own customers.

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

The Group undertakes significant capital expenditure projects.

The Group is currently involved in capital expenditure projects including infrastructure projects. As is common with such projects, there is a risk that the Group’s capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.

The Group’s investment in ITV could be subject to future events outside of the Group’s control which could result in a loss in value of the Group’s investment.

On 17 November 2006 the Group acquired 696 million shares in ITV representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV’s closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group’s financial year. Following this impairment the Group is required to recognise the effect of further decline in the value of the equity share price of ITV in the income statement. If the Group were to dispose of all or part of its stake in ITV at a price lower than the equity market price on the date of disposal and lower than a price consistent with the impairment through the income statement on the date of disposal, the Group would be required to recognise a loss on disposal.

The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

The Group’s services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group’s rights or content which it owns or licenses, without the Group’s, or the rights holder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.

The Group generates wholesale revenue from a limited number of customers.

The Group’s wholesale customers, to whom it offers certain of the Sky Channels and from whom it derives its wholesale revenue, have comprised principally ntl and Telewest which merged in 2006 and have been rebranded as Virgin Media. Since 28 February 2007, Virgin Media has not carried the Sky Basic Channels but continues to carry versions of all of the Sky Premium Channels on its digital networks (and offers Sky Sports 1, Sky Sports 2 and Sky Sports 3 to its remaining analogue cable subscribers). Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group’s channels, may adversely influence the Group’s wholesale revenue and other revenue which the Group receives from Virgin Media in connection with supply of the Sky Premium Channels which may negatively affect the Group’s business.

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

British Sky Broadcasting Group plc	21
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

Government regulation
continued

The regulatory regime applicable to the electronic communications and broadcasting sectors is, to a large extent, based on European Community (‘‘EC’’) law comprised in various EC Directives. A Directive is an instrument of EC law which is addressed to Member States of the European Union, and requires them to adopt national legislation to give effect to its objectives, whilst leaving the precise manner and form of the national legislation to the discretion of the Member State.

Electronic Communications Regulation
EC law
The Electronic Communications Directives
The regulation of electronic communications networks and services and associated facilities is governed by a series of EC Directives, including the Framework Directive, the Access Directive, the Authorisation Directive and the Universal Services Directive (together, the ‘‘Electronic Communications Directives’’). The Electronic Communications Directives, which came into force in July 2003, are designed to create a harmonised system of regulation across the European Union (‘‘EU’’).

The Electronic Communications Directives regulate the provision of communications services including telephony and broadband services; they do not regulate the editorial control or content of television broadcasting services but do cover, inter alia, the networks and transmission services which are involved in the broadcasting of such television services as well as the provisions of various services and facilities associated with the operation of digital television platforms, including our digital satellite platform.

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

Such persons may provide electronic communications networks and services without being subject to detailed regulatory rules. Member States’ national regulatory authorities (‘‘NRAs’’) may apply, as conditions of the general authorisation, only minimal general conditions necessary to achieve certain key objectives of the Electronic Communications Directives (e.g. the availability of adequate directory inquiries services; the ability for consumers to maintain an existing telephone number, even if they switch from one provider to another; and fair treatment of consumers).

Beyond such minimal general conditions, NRAs may impose additional obligations on persons providing specific kinds of electronic communications networks, services, or facilities only where such obligations are specifically envisaged by the Electronic Communications Directives, and are justified and appropriate to allow third party access to particular network infrastructure, services, or facilities or where the NRA has determined that one or more persons active in a particular market enjoy significant market power (‘‘SMP’’) and that the imposition of additional obligations on such persons is justified and appropriate to avoid adverse outcomes.

The Electronic Communications Directives envisage that such ‘‘ex ante’’ rules (i.e. rules imposed in anticipation of an adverse outcome, rather than by way of ‘‘ex post’’ remedy) should be limited to what is necessary, and used only where an NRA has determined them to be appropriate to restrain the conduct of persons enjoying SMP (which is equivalent to the competition law concept of dominance) or where the Directives otherwise specifically mandate the imposition of ex ante rules.

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

In November 2005, the European Commission commenced a review of the functioning of the Electronic Communications Directives. The European Commission published draft legislative proposals for modifying the existing framework in November 2007, with a view to the implementation of a revised framework within the Member States in 2011. The main areas where the European Commission has indicated that changes are needed to the existing regulatory framework are:

•	putting in place an effective market-oriented strategy for spectrum management in Europe’s internal market;
•	regulating less, but more effectively, by phasing out ex-ante regulation in a number of markets currently regulated;
•	streamlining the market review procedure to make it faster, less burdensome and better focused on real bottlenecks;
•	consolidating the single market, by ensuring that EU rules and remedies are applied consistently across all EU Member States;
•	preserving and enhancing consumer protection and user rights; and
•	enhancing the security and reliability of European communications networks.

UK law
The Electronic Communications Directives have primarily been implemented in the UK by the Communications Act 2003 (‘‘Communications Act’’). The Communications Act is enforced by the UK’s NRA, Ofcom.

General Conditions of Entitlement
As noted above, the EC Electronic Communications Directives provide that anyone wishing to provide an electronic communications network or service should be generally authorised to do so, without requiring any licence or other prior approval. This general authorisation is subject in the UK to the ‘General Conditions of Entitlement’ (‘‘General Conditions’’). The General Conditions were adopted under Section 45 of the Communications Act and apply to anyone who is providing an electronic communications network or service.

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

22	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Conditional Access Services Conditions
Access-related conditions have been imposed on Sky Subscribers Services Limited (‘‘SSSL’’) in relation to the provision of conditional access services. These conditions include:

•	a requirement to provide conditional access services upon request, on fair and reasonable terms;
•	where a broadcaster in receipt of conditional access services from SSSL also provides programme services to providers of other electronic communications networks (e.g. cable operators), a requirement to cooperate with providers of such other electronic communications networks so that such providers are able to transcontrol (the process of changing a conditional access system) and re-transmit the programme services;
•	an obligation to keep separate financial accounts regarding activities as provider of conditional access services;
•	where conditional access products and systems are the subject of intellectual property rights, a requirement to make such products and systems available upon reasonable terms and at reasonable charges; and
•	a requirement not to discriminate unduly against particular persons or against a particular description of persons.

Currently, only SSSL is subject to access-related conditions imposed by Ofcom relating to conditional access services. However, Ofcom has proposed applying identical conditions to Top Up TV Limited in respect of conditional access services provided via the DTT platform, on which it commenced a public consultation in early 2007.

Continued licence conditions relating to EPGs and access control services
Prior to the entry into force of the new regulatory regime instituted by the Electronic Communications Directives, and implemented in the UK by the Communications Act, the Group operated under a number of class licences issued under the Telecommunications Act 1984. These class licences have largely been revoked. However, certain provisions in these class licences have continued in force as ‘‘Continuation Notices’’ issued under Paragraph 18 of Schedule 9 of the Communications Act, including in particular conditions relating to the provision of electronic programme guides (‘‘EPGs’’) and access control services for digital transmissions.

We are required under a continuation notice to provide EPG services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act. The deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies. It is not, however, envisaged that the manner of regulation of EPGs will change significantly.

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

Ofcom’s Guidelines and Explanatory Statement for the Provision of Technical Platform Services
In September 2006, Ofcom published revised guidelines on how, in the event of a dispute or complaint, it would normally interpret the requirement on Sky to ensure that its terms, conditions and charges for the provision of ‘‘technical platform services’’ are fair, reasonable and non-discriminatory (‘‘TPS Guidelines’’). (The term ‘‘technical platform services’’ is used to refer collectively to conditional access, electronic programme guide listings services, and access control services). The TPS Guidelines took effect from 1 January 2007 and replace the previous guidelines dating from 2002.

The TPS Guidelines set out general principles that Ofcom indicates it would apply in assessing whether the Group has complied with the relevant regulatory conditions requiring it to provide ‘‘technical platform services’’ on fair, reasonable and non-discriminatory terms. These general principles can be summarised as follows:

•	the costs that Sky should be entitled to recover from ‘‘TPS Customers’’ should be restricted to costs which it reasonably, necessarily and efficiently incurs in the provision of TPS to those customers or in order to develop and operate the digital satellite platform;
•	Sky should be entitled to recover its allowable costs and make a risk adjusted return on its investment;
•	costs should only be recovered from those customers that directly cause the costs to be incurred, or that benefit from the costs being incurred; and
•	where costs incurred are of benefit to more than one TPS Customer then they should be recovered from each TPS Customer in a way that takes due account of the benefits derived by TPS Customers from those costs being incurred.

The TPS Guidelines also contain guidance on how the ‘‘incremental’’ benefits that a TPS Customer receives from the provision of its chosen mix of ‘‘technical platform services’’ can be measured. Ofcom notes, however, that the Group may choose to adopt different methods for assessing such incremental benefits and characterisation of the costs of various ‘‘technical platform services’’, which Ofcom acknowledges it may also consider to be consistent with the relevant regulatory conditions.

The TPS Guidelines also state that an existing or prospective TPS Customer should be provided with sufficient information to allow it to determine the TPS charges that it would expect to pay without having to enter into a commercial negotiation with Sky. Since December 2006, the Group has therefore published a rate card setting out the charges payable for ‘‘technical platform services’’.

Ofcom Review of Wholesale Digital Television Broadcasting Platforms
In October 2006, Ofcom published a document setting out the scope and timetable for a review of wholesale digital television broadcasting platforms. Ofcom indicated that it intends to undertake an analysis of relevant markets and to assess market power in such markets, to be used to inform regulation of conditional access, access control and EPG listing, and to review the competition conditions in the DTT multiplex licences. In its consultation document in relation to its pay TV market investigation (see below), Ofcom stated that the more strategic issues which might be considered in this platform review overlap with issues raised in the market investigation, and that the latter may be a better vehicle for consideration of such issues. Ofcom also stated that it has therefore given priority to the market investigation and expects to restart the platform review once there is greater clarity as to the likely range of outcomes of the market investigation. At this stage, the Group is unable to determine whether Ofcom’s platform review will have a material effect on the Group.

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

The Group benefits from SMP conditions imposed on British Telecommunications plc (‘‘BT’’) in other relevant markets. These include conditions requiring BT to provide wholesale local access (LLU) services and wholesale broadband access services, which the Group uses to provide broadband services to its customers, as well as wholesale line rental, which the Group uses to provide line rental services to its customers. The conditions imposed on BT in these markets include a requirement to provide Network Access on reasonable request, a requirement not to discriminate unduly and a requirement to publish information about its prices, terms and conditions.

In May 2008, Ofcom published the final statement in its review of the wholesale broadband access markets. In this statement Ofcom announced the removal of regulation of wholesale broadband access in certain areas of the UK, areas which

British Sky Broadcasting Group plc	23
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

Government regulation
continued

Ofcom believes are now served by effective competition. Regulation will be lifted in those parts of the country in which four or more wholesale broadband providers operate and where no single company has SMP.

Ofcom is also planning to carry out a review of fixed narrowband services (including wholesale line rental) in 2008/2009.

The Group also benefits from SMP conditions imposed on National Grid Wireless (formerly Crown Castle) and Arqiva (formerly ntl:Broadcast) in relation to the provision of wholesale broadcasting transmission services, which the Group (via the provision by NGW of a managed transmission service) uses to broadcast its services on the DTT platform. The conditions imposed include a requirement to provide Network Access to masts and sites on reasonable request, a requirement not to unduly discriminate and a requirement to provide Network Access on cost oriented terms. NGW was recently acquired by Macquarie UK Broadcast Ventures Limited (which also owns Arqiva).

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

Enforcement of General Conditions, SMP Conditions, Access-related Conditions and Continued Licence Conditions
Any breach of the General Conditions, SMP Conditions or Access-related conditions could result in Ofcom issuing a direction against us to rectify the breach and a failure to comply with such direction could result in the imposition of a fine or, ultimately, the suspension of the Group’s right to provide the relevant network, services or facilities. Decisions by Ofcom to impose new obligations on the Group, or any remedial direction or fine would usually be amenable to appeal to the Competition Appeal Tribunal or, if no appeal is available, may be capable of challenge by way of judicial review before the courts.

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

Recognised Spectrum Access
Ofcom has introduced a system for the management of spectrum under the Communications Act, which is intended to enhance the efficiency of spectrum use through liberalisation of use and trading in spectrum, whilst protecting the quality of spectrum. This regime may include a voluntary system of Recognised Spectrum Access (‘‘RSA’’), which would afford some protection from interference for satellite downlinks and would include a charging mechanism for the use of relevant spectrum. Ofcom has announced that it intends to consult the public on the application of RSA to satellite downlinks, for which no date is currently set.

Irish law
We are currently not regulated by the Irish national communications regulatory authority, ComReg. In June 2003, ComReg clarified that it would not, for the time being, seek to regulate the provision of access to broadcasting networks (or the delivery of content services to end users) in Ireland under the Electronic Communications Directives.

Broadcasting Regulation
EC law
The Television Without Frontiers Directive and the Audiovisual Media Services Directive
The EC Television Without Frontiers Directive 1989 (‘‘TWF Directive’’), as revised in 1997, sets out certain basic principles for the regulation of television broadcasting activity in the EU.

The TWF Directive includes, amongst other things:
•	a ‘country of origin’ principle to ensure that broadcasters are not required to comply with different rules in different EU Member States. Instead, each broadcaster is subject to the primary jurisdiction only of its ‘‘home’’ Member State, determined in accordance with criteria laid down in the TWF;
•	rules governing the proportion of transmission time that must be reserved for European works and for European works created by producers who are independent of broadcasters;
•	‘qualitative’ rules governing the substance of advertising and the standards that must be complied with and ’quantitative’ rules regulating the insertion of advertising between or during programmes and/or specifying the maximum duration of advertising;
•	rules to ensure that broadcasters do not broadcast on an exclusive basis events which are seen as being of major importance for society, including sporting events, in such a way as to deprive a substantial proportion of the public of the possibility of following such events via live coverage or deferred coverage on free television; and
•	rules to ensure the protection of minors and the prevention of incitement to hatred on grounds of race, sex, religion or nationality.

The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive, including conditions in broadcasting licences. Further details on the broadcasting licensing regime in the UK are set out below.

On 24 May 2007, political agreement was reached on a new Audiovisual Media Services Directive (‘‘AVMS Directive’’), which will replace the existing TWF Directive. The AVMS Directive entered into force in December 2007. The EU Member States have been given 24 months in which to transpose the new provisions into national law.

The AVMS Directive covers all audiovisual media services, irrespective of the technology used to deliver the service, including both linear and on-demand services. However, the rules relating to ‘on demand’ content are limited to safeguarding essential public interests such as protecting minors, encouraging cultural diversity, preventing incitement to hatred and basic consumer protection rules. The AVMS Directive relaxes rules on the amount and timing of television advertising. It also allows individual member states to derogate from the prohibition on product placement, in certain genres (including films and television series, sports programmes and light entertainment programmes). This derogation does not apply to news, current affairs and children’s programmes. The UK government will consult on whether the UK

24	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

should allow product placement where permitted by the Directive, as well as on proposals for the regulation of on-demand services and on new jurisdiction rules.

Broadcasting Act licences
In the UK, the provisions of the TWF Directive are implemented, to a large extent, via the Broadcasting Acts 1990 and 1996. The Broadcasting Acts also contain additional provisions of national law, beyond the matters required to be covered by the TWF Directive.

The Group is required to hold licences issued under the Broadcasting Act 1990 and the Broadcasting Act 1996 (together, the ‘‘Broadcasting Acts’’) in relation to its provision of broadcasting services. Compliance with the conditions attaching to these licences is enforced by Ofcom.

We and our broadcasting joint ventures each currently hold a Television Licensable Content Services (‘‘TLCS’’) licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits a channel to be broadcast on cable, DSL and satellite, but does not confer on a TLCS licensee the right to use any specific satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met.

We also hold a Digital Television Programme Services (‘‘DPS’’) licence, which is required for the distribution of our channels via DTT, and a Digital Television Additional Services (‘‘DAS’’) licence for the distribution of other services (including Sky Text) on DTT. In February 2007, the Group announced that it is developing plans for the launch of a subscription television service on DTT. This service is to be retailed under the Picnic brand. An application to amend the Group’s Digital Television Programme Services licence was submitted to Ofcom in April 2007. In May 2008 Ofcom announced that it would publish a consultation document on the pay TV industry (see below) and its assessment of the Group’s pay DTT proposal by the end of summer 2008.

In common with all television broadcasting licences issued by Ofcom, our licences require us to comply with any relevant codes and directions issued by Ofcom from time to time. Ofcom (or its predecessors) has published codes and guidance including the following codes:

•	Broadcasting Code: this includes requirements relating to, among other things, the impartiality and accuracy of news programming, the protection from harm and offence and the portrayal of sex and violence;
•	Rules on the amount and distribution of advertising (to be replaced on 1 September with the Code on the Scheduling of Television Advertising);
•	Cross Promotions Code: this is designed to ensure that cross-promotions on television are distinct from advertising and are limited to informing viewers of services likely to be of interest to them as viewers. The Code allows broadcasters to promote ‘‘broadcasting-related services’’ in promotional airtime subject to the requirement that the promotion is provided for no consideration. No consideration will be presumed to have passed where the promoting channel has a shareholding of 30% or more in the promoted channel (or vice versa). The Code also contains additional rules, applicable only to ITV1, Channel 4 and five, requiring all references to digital retail television services or digital television broadcasting platforms to be on an equal and impartial basis;
•	Code on Sports and other Listed Events: the Broadcasting Act 1996 (as amended by the Communications Act) provides that no UK broadcaster may undertake the exclusive live broadcast of certain sporting or other events of national interest designated by the Secretary of State from time to time (‘‘Listed Events’’), whether on a free-to-air basis or subscription basis, without the prior consent of Ofcom. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in the UK. The Code on Sports and other Listed Events was drafted by the Independent Television Commission (‘‘ITC’’), Ofcom’s predecessor, and sets out how the ITC (and now Ofcom) will apply the rules on Listed Events. In September 2005, the Secretary of State for Culture, Media and Sport indicated that a review of listed events is likely to take place around 2008/09;
•	Code on Television Access Services: the Communications Act prescribes certain annual targets for television access services (subtitling, audio description and signing) that broadcasters’ licensed channels must meet. The Code on Television Access Services sets out Ofcom’s guidance on ensuring compliance with these requirements. The Code requires broadcasters to provide quarterly returns on their compliance. In 2007, all of Sky’s channels, except Sky Sports 1 exceeded their relevant target. Sky is taking measures to address the shortfall on Sky Sports 1 in 2008, in agreement with Ofcom. In December 2007, following a consultation reviewing the provision of signing services by ‘‘low-audience’’ channels, Ofcom published new arrangements for signing on low audience channels. With effect from 1 January 2009, all channels with an audience share of between 0.05% and 1% other than public service channels will be excluded from obligations to meet the signing targets set out in the Code on Television Access Services. Excluded channels will be required instead to transmit a minimum of 30 minutes of sign presented programming each month between 7am and 11pm. Ofcom has stated that it will keep the amount of sign presented content under review and will apply the exclusion flexibly. Ofcom has also stated that for excluded channels it will accept, as an alternative to the requirement to transmit a minimum of 30 minutes of sign presented programming each month, alternative arrangements which would be likely to provide better assistance for deaf people using sign language; and
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

As noted above, the TWF Directive includes rules governing, amongst other things, the proportion of transmission time that must be reserved for European works and for European works created by producers who are independent of broadcasters. Specifically, the TWF Directive requires each EU Member State to ensure ‘‘where practicable and by appropriate means’’ that broadcasters falling under its jurisdiction reserve (a) a majority of their transmission time for European works and (b) at least 10% of their transmission time or, at the discretion of the Member State, at least 10% of their programming budget for European works created by producers who are independent of broadcasters (in relation to (b), an adequate proportion of such works should be produced within the five years preceding the transmission). The term ‘‘where practicable and by appropriate means’’ is not defined in the TWF Directive and is left for the interpretation of each Member State. In applying these requirements, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services is excluded.

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

British Sky Broadcasting Group plc	25
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

Government regulation
continued

in breach of a condition of a Broadcasting Act licence, including a decision to impose a fine or revoke the licence, could be challenged by way of judicial review before the courts.

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

In addition to the media ownership rules governing who can hold a Broadcasting Act licence, Ofcom is also required under the Communications Act to carry out a review whenever a change of control takes place in relation to the holder of certain Broadcasting Act licences, including the Channel 3 licences and the licence for five. Ofcom will review the likely effects of such a change of control on the licensed services, for example in relation to the time available for and scheduling of original productions and news and current affairs programmes. Ofcom has the power to vary the licence holder’s licence to address any concerns that it may have following such a review. In November 2006, Ofcom announced that it would consider whether Sky’s acquisition of a 17.9% stake in ITV represented a change in control of one or more of the licences in ITV. Ofcom has yet to reach a decision on this review.

In April 2006, Ofcom published guidance on the ‘‘definition of control of media companies". This guidance sets out the matters which Ofcom will take into consideration when assessing ‘‘control’’ in this context, and the procedure it will follow when investigating whether ‘‘control’’ exists.

Public Service Broadcasting
In April 2008 Ofcom published a consultation document, commencing the first phase of its second public service broadcasting review. The consultation document asserts that further intervention in the market will be required to prevent the amount of public service content declining in future. By 2012 Ofcom estimates that the value of implicit funding for ITV, Channel 4 and five will have fallen by around £335 million since 2003. While acknowledging the role of the BBC, the consultation document states that further intervention is required to ensure plurality of public service broadcasting. In particular, the consultation document identifies specific areas such as children’s and regional news programming that require intervention. Ofcom has proposed four models which will be evaluated in more detail in the second phase of the review, which is planned for the latter part of 2008. Various mechanisms are proposed to fund each of these models, including direct government funding, distribution of the BBC licence fee (top slicing), other regulatory benefits such as subsidised spectrum or an increase in advertising minutage for commercial public service broadcasters, and industry funding through levies on broadcasters, equipment sales, internet service subscriptions or UK online content providers. Most of the forms of new funding under consideration will require additional legislation to be implemented by 2011.

The consultation in this first phase of Ofcom’s second review into public service broadcasting closed in June 2008. The results of the consultation have not yet been published.

Co-regulation/self-regulation
Ofcom has contracted out responsibility for the regulation of the content of television advertising to the Advertising Standards Authority (‘‘ASA’’), a co-regulatory body. The Television Advertising Standards Code, which sets out the rules governing the content of television advertising, applies to all Broadcasting Act licensees and is enforced by the ASA. Ofcom retains a backstop power to enforce compliance with the standards in the Code. Similar arrangements exist in relation to training regulatory obligations where the Broadcast Training and Skills Regulator acts as the co-regulatory body.

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

Irish law
Even though our channels are broadcast in the Republic of Ireland we do not hold any Irish broadcasting licences, as a result of the operation of the ‘‘country of origin’’ principle contained in the TWF (and AVMS) Directive.

A list of designated events in Ireland has been defined under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Ireland.

Betting and gaming
We carry out our betting and gaming activities through two Group companies, Hestview Limited (‘‘Hestview’’) and Bonne Terre Limited (‘‘Bonne Terre’’).

Hestview currently carries out its betting activities under a remote betting licence issued by the Gambling Commission in accordance with the Gambling Act 2005.

Bonne Terre, a company registered in Alderney, carries out its gambling activities (casino, bingo and poker) under a licence granted by the Alderney Gambling Control Commission under the terms of the Gambling Ordinance 2007 and is regulated by that body.

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

26	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

made available to third parties) are to remain in force until June 2013 and thus applied to the FAPL’s auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auctions of rights until June 2013. Amongst other things, the commitments provide for the FAPL to sell six balanced packages of live audio visual rights (including rights via the internet and via mobile), each of which showcase the League as a whole throughout each season. No single bidder is allowed to buy all six packages and packages are sold to the highest standalone bidder.

The Group has been awarded four of the six packages of rights to show live audiovisual coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.

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

UK competition rules
Anti-competitive agreements
Section 2(1) of the Competition Act 1998 (the ‘‘Chapter I prohibition’’) prohibits agreements or concerted practices which may affect trade within the UK and which have the object or effect of preventing, restricting or distorting competition within the UK. An agreement will only infringe the Chapter I prohibition if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of the Chapter I prohibition will not be prohibited where they meet specific statutory criteria, that is, where they improve the production or distribution of goods or promote technical or economic progress, provided that consumers receive a fair share of the resulting benefit, competition is not substantially eliminated and the agreement does not contain unnecessary restrictions.

Abuse of a dominant position
Section 18(1) of the Competition Act 1998 (the ‘‘Chapter II prohibition’’) prohibits the abuse by one or more undertakings of a dominant position in the UK or a substantial part of it, insofar as the abuse may affect trade within the UK.

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

Legal proceedings initiated by Virgin Media group
In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anti-competitive strategy designed to weaken Virgin Media group, which allegedly entailed (i) a constructive refusal to supply the Group’s basic pay television channels to Virgin Media group for supply via Virgin Media group’s cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group’s television channels as part of the Group’s retail channel offering; and (iii) the Group’s purchase of a significant shareholding in ITV (which purchase, it is alleged, was designed principally to damage Virgin Media group’s ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content).

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

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group’s allegations that it had infringed Article 82 EC or the Chapter II prohibition. A start date for trial has been provisionally set for February 2009. It is, at this stage, too early to estimate the likely outcome of the proceedings.

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

British Sky Broadcasting Group plc	27
Annual Report 2008

Back to Contents

Directors’ report – review of the business
continued

Government regulation
continued

Merger investigation of the Group’s acquisition of a shareholding in ITV
On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in depth review by the CC.

In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State for Business, Enterprise and Regulatory Reform (‘‘SoS’’), for him to decide what action to take. The CC concluded that a relevant merger situation had been created, granting it jurisdiction, and that the creation of that situation may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group which may be expected to operate against the public interest. The CC recommended, by way of remedy, that the Group be required to divest part of its stake such that it holds less than 7.5% of ITV’s issued share capital. The SoS announced on 29 January 2008 his decision to make an adverse public interest finding taking account of the CC’s decision that the transaction results in a substantial lessening of competition in the UK market for all-TV. The SoS also decided to impose on the Group the remedies recommended by the CC to address the substantial lessening of competition identified in the CC’s report: divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed), and behavioural undertakings from the Group requiring the Group not to dispose of the shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.

The Group has sought judicial review of the decisions of the SoS and CC before the Competition Appeal Tribunal (‘‘CAT’’). Virgin Media (‘‘VM’’) has also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group. A hearing took place in early June 2008. The Group is awaiting the judgment of the CAT.

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

Ofcom market investigation of pay TV industry
On 18 December 2007, Ofcom published a consultation document in relation to its ongoing investigation into the UK pay TV industry. The consultation document outlined Ofcom’s preliminary understanding of the operation of the pay TV industry in the UK. Interested parties, including the Group, were invited to respond to the consultation document by providing views on Ofcom’s initial assessment of the operation of the pay TV industry, with a view to enabling it to examine whether there are competition issues that merit further action (which could include a market reference to the CC). This consultation is now closed and on 13 May 2008 Ofcom published copies of all of the non-confidential responses it had received on the consultation document including that of the Group. Ofcom has announced that it will publish a further consultation document by the end of summer 2008.

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

Regulations based on EU Directives, notably the Waste Electrical and Electronic Equipment Directive (‘‘WEEE Directive’’), the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment Directive (‘‘RoHS Directive’’) and the Producer Responsibility (Packaging Waste) Regulations (The Packaging Waste Regulations) have placed various obligations upon us. The WEEE Directive and the implementing regulations require producers and distributors of electrical and electronic equipment to finance and enable the recycling and/or disposal of these items in an environmentally sound manner. The RoHS Directive and the implementing regulations necessitate the removal of stipulated hazardous substances from products placed on the market after mid 2005 within set timeframes and the recovery and recycling of electrical products to specified levels. The Packaging Waste Regulations require companies that handle packaging to finance the recovery and recycling of packaging equivalent to the type and volume of packaging that they have handled each year. These three sets of Regulations apply to our purchase and supply of set-top boxes, routers and other related equipment and require registrations to be completed by us, our suppliers and retailers.

Other changes in the categorisation, segregation, storage and removal of certain hazardous wastes require us to register sites that produce such wastes. Without registration, hazardous wastes are not able to be removed from site for disposal. Incorrect disposal may lead to regulatory action.

We track draft environmental directives and regulations to establish their applicability to the business and enable an appropriate response to be planned and implemented. Of note are the forthcoming regulations concerning the safe handling and disposal of batteries as well as the Carbon Reduction Commitment (formerly the Energy Performance Commitment), which was proposed in the Climate Change Bill.

28	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Directors’ report – financial review

Introduction
The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, included within this Annual Report. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and as adopted by the European Union.

Overview and recent developments
The year ended 30 June 2008 (‘‘the current year’’) has been a year of significant achievement, particularly against the backdrop of a more challenging consumer environment. We have grown our subscriber base in line with our targets, customers are taking more products from us and they are staying with us for longer.

Consequently, we enter the 2009 financial year in a good position and while there is short-term uncertainty around the consumer environment, there remains significant headroom for profitable growth in our core sectors.

During the current year, total revenue increased by 9% to £4,952 million, compared to the year ended 30 June 2007 (‘‘the prior year’’). Operating profit for the current year was £724 million, resulting in an operating profit margin of 15%, compared to 18% in the prior year. Loss for the year was £127 million, generating a basic loss per share of 7.3 pence, compared to a profit of £499 million and earnings per share of 28.4 pence in the prior year.

At 30 June 2008, the total number of DTH subscribers in the UK and Ireland was 8,980,000, representing a net increase of 398,000 subscribers in the current year. At 30 June 2008, the total number of Sky+ subscribers was 3,714,000, representing 41% of total DTH subscribers. This represents growth in Sky+ subscribers of 1,340,000 in the current year. The number of Multiroom subscribers also continued to grow strongly, increasing by 261,000 in the current year to 1,604,000; 18% penetration of total DTH subscribers. The Group launched HD on 22 May 2006, and in the current year the total number of Sky HD subscribers grew by 206,000 to 498,000, representing 6% of total DTH subscribers.

DTH churn for the current year was 10.4% (2007: 12.4%) . We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). The decrease on the prior year reflected the benefit of additional product penetration and the decision made during the prior year not to renew viewing package discounts and to improve price transparency.

Cable subscribers to the Group’s channels decreased to 1,248,000 compared to 1,259,000 in the prior year. This reflects both a further reduction in the number of cable television subscribers to Sky’s Premium Channels and the continued effect of Virgin Media, the cable retailer, not carrying Sky’s basic channels on its platform, following the expiry of an agreement at the end of February 2007.

On 17 July 2006, the Group launched a broadband service for its DTH subscribers. Sky Broadband continues to grow strongly, increasing by 912,000 customers in the current year to 1,628,000. By the end of the current year, we had unbundled 1,189 telephone exchanges (representing 72% network coverage). The number of Sky Talk subscribers reached 1,241,000, representing an increase of 715,000 in the current year.

On 17 November 2006, the Group acquired 696 million shares in ITV, representing 17.9% of the issued capital of ITV at a price of 135 pence per share. The total consideration paid amounted to £946 million including fees and taxes and was funded from the Group’s existing cash balances and previously undrawn revolving credit facility. The investment in ITV is carried at fair value. The fair value is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV’s closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group’s financial year. This investment has been the subject of an inquiry by the CC and the SoS which is currently the subject of a judicial review (see ‘‘Directors’ report – review of the business – Government regulation – UK competition rules’’ for further details).

On 5 September 2007, we announced that all the conditions of our offer for the entire issued share capital of Amstrad had been satisfied or waived, and accordingly the offer was declared unconditional in all respects. The total consideration paid amounted to approximately £127 million resulting in provisional goodwill of £104 million, and was principally funded from our existing cash balances and a loan note alternative. The acquisition of Amstrad is intended to provide the Group with an in-house product design and development capability, an ability to accelerate the development of new and more innovative products for customers, greater control over product design and technical specification and a reduction in supply chain procurement costs.

Major non-cash transactions
On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside the US). This realised a profit on disposal of £67 million.

Corporate
The Board of Directors is proposing a final dividend of 9.625 pence per ordinary share, resulting in a total dividend for the year of 16.75 pence, representing growth of 8% over the prior year full year dividend. The ex-dividend date will be 22 October 2008 and, subject to shareholder approval at the Company’s Annual General Meeting (‘‘AGM’’), the dividend will be paid on 14 November 2008 to shareholders of record on 24 October 2008.

On 6 December 2007, Rupert Murdoch resigned as Non-Executive Chairman of the Company and James Murdoch was appointed in his place with effect from 7 December 2007. On 6 December 2007, James Murdoch relinquished his position of CEO and Jeremy Darroch, previously Chief Financial Officer (‘‘CFO’’), was appointed in his place with effect from 7 December 2007.

On 15 February 2008, the Group issued US$750 million Guaranteed Notes paying 6.100% interest and maturing on 15 February 2018. The net proceeds of the offering were used to refinance maturing bond debt and for general corporate purposes.

On 7 April 2008, Andrew Griffith was appointed to the role of CFO of the Company and appointed to the Board. On the same day, Daniel Rimer was appointed to the Board as an Independent Non-Executive Director.

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

Our wholesale subscription revenue, which is revenue derived from the supply of Sky Channels to cable and IPTV platforms, is a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

Our advertising revenue is mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on our wholly owned channels, together with the quality of impacts delivered and overall advertising market conditions. Advertising revenue also includes net commissions earned by us from the

British Sky Broadcasting Group plc	29
Annual Report 2008

Back to Contents

Directors’ report – financial review
continued

Introduction
continued

sale of advertising on those third-party channels for which we act as sales representative.

Sky Bet revenue represents our income in the period for betting and gaming activities, defined as amounts staked by customers less winnings paid out.

Installation, hardware and service revenue includes income from set-top box sales and installation (including the sale of Sky+ HD, Sky+ and Multiroom set-top boxes, and broadband), service calls and warranties.

Other revenue principally includes income from online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, conditional access and access control income from customers on the Sky digital platform, electronic programme guide fees, the provision of business broadband, network services and customer management service fees.

Operating expense
Our operating expense arises from programming, transmission and related functions, marketing, subscriber management and administration costs.

Programming costs include payment for: (i) licences of television rights from certain US and European film licensors including the results of foreign exchange programme hedges; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels to DTH subscribers. The methods used to amortise programming inventories are described in the ‘‘Critical Accounting Policies’’ section below.

Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the year, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see note 23 to the consolidated financial statements).

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

Transmission and related functions costs are dependent upon the number and annual cost of the satellite transponders that we use. Our transponder capacity is primarily acquired from the SES Astra and Eutelsat Eurobird satellites. Transmission and related functions costs also include the costs associated with transmission, uplink and telemetry facilities and the costs of operating the Group’s broadband network and Sky Talk product.

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

Subscriber management costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing subscribers, including subscriber handling and subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ HD, Sky+ and Multiroom set-top boxes, including smartcard costs. Customer management costs and supply chain costs are largely dependent on DTH subscriber levels and additions to subscribers in the year.

Administration costs include depreciation, channel management, facilities, other central operational overheads and the expense recognised for awards granted under our employee share option schemes.

For certain trend information related to our revenue and operating expense, see the ‘‘Trends and other information’’ section below.

Financial and operating review

2008 fiscal year compared to 2007 fiscal year

Revenue
The Group’s revenue can be analysed as follows:

	2008		2007
For the year to 30 June	£m	%	£m	%

Retail subscription	3,769	76	3,406	75
Wholesale subscription	181	4	208	4
Advertising	328	7	352	8
Sky Bet	44	1	47	1
Installation, hardware and service	276	5	212	5
Other	354	7	326	7

	4,952	100	4,551	100

The increase of £363 million in retail subscription revenue in the current year was driven by a 5% increase in the average number of DTH subscribers and a 6% increase in average retail revenue per subscriber, reflecting the Group’s decision made during the prior year not to renew viewing package discounts, the September 2007 price increase, and increasing additional product penetration in both broadband and telephony.

The total number of UK and Ireland DTH subscribers increased by 398,000 in the current year, to 8,980,000. This was as a result of gross subscriber additions of 1,311,000 in the current year and a decrease in DTH churn from 12.4% to 10.4% ..

Wholesale subscription revenue decreased by £27 million in the current year. This reflects both a further reduction in the number of cable television subscribers to Sky’s premium channels and the continued effect of Virgin Media not carrying Sky’s basic channels on its platform, following the expiry (and non-renewal) of an agreement at the end of February 2007. At 30 June 2008, there were 1,248,000 (30 June 2007: 1,259,000) UK and Ireland cable subscribers to Sky channels.

Advertising revenue decreased by £24 million in the current year, reflecting the non-renewal of the contract to supply Sky’s basic channels to Virgin Media at the end of February 2007.

Sky Bet revenue decreased by £3 million in the current year. An underlying fall in revenue offset the benefit of the first full year of consolidation of 365 Media and reflected the continued shift from interactive TV betting towards the internet.

Installation, hardware and service revenue increased by £64 million in the current year due to higher volumes of new and upgrading customers choosing premium-priced hardware, including Sky+ and Sky+ HD set-top boxes, and the reintroduction of an installation fee across all products.

Other revenue of £354 million increased by £28 million in the current year. This increase mainly reflects additional revenue generated from Easynet, growth in website revenues and set-top box sales from Amstrad (acquired in September 2007).

30	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Operating expense
The Group’s operating expense can be analysed as follows:

	2008		2007
For the year to 30 June	£m	%	£m	%

Programming	1,713	40	1,539	41
Transmission and related functions	542	13	402	11
Marketing	743	18	734	20
Subscriber management	700	17	618	16
Administration	530	12	443	12

	4,228	100	3,736	100

Within programming expense, Sky Sports channels’ programming costs increased by 10% to £929 million in the current year. This was principally a result of the new FAPL agreement for the 2007/08 to 2009/10 seasons. The annual cost of the FAPL rights is fixed over the three year period of the contract. Sky Movies channels’ programming costs of £281 million decreased by £4 million on the prior year due mainly to foreign exchange benefits on US dollar purchases. News and entertainment programming costs increased by 11% to £205 million in the current year, primarily due to continued investment in programming for Sky One.

Included within programming expense for the current year are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs increased by £70 million to £298 million in the current year. This increase was a result of a non-recurring £65 million receipt in the prior year, arising from certain contractual rights under one of the Group’s channel distribution agreements, additional current year costs including an increase in payments made to Setanta Sports Sarl to include their Premier League games and other content in commercial subscriptions and a 5% increase in the average number of DTH subscribers. The increase in costs during the current year was partially offset by savings generated from the renewal of some of our channel distribution contracts on improved terms.

Transmission and related function costs increased by £140 million in the current year, of which £124 million related to incremental retail broadband and telephony network costs and £13 million of additional Easynet costs.

Marketing costs increased by £9 million in the current year. This increase was driven by an increased number of customers taking discounted premium products, and the costs of the Sky magazine relaunch, partly offset by supply chain savings following the acquisition of Amstrad, the reintroduction of a standard installation fee across all products and reduced broadband marketing costs reflecting higher launch costs in the prior year. Above the line costs remained flat on the prior year.

Subscriber management costs increased by £82 million in the current year primarily due to increased retail broadband and Sky Talk costs reflecting the growth in our broadband and telephony customer base and higher volumes of new and upgrading customers choosing premium priced hardware, including Sky+ and Sky+ HD set-top boxes. The increased costs associated with the higher weighting of premium priced hardware were partially offset by the reintroduction of a standard installation charge and supply chain savings delivered through the first time consolidation of Amstrad (acquired in September 2007).

Administration costs increased by £87 million in the current year, mainly due to increased depreciation following further investment in infrastructure and systems across the business and the impact of new business streams in 365 Media and Amstrad, increased legal costs as a result of ongoing regulatory reviews and litigation.

Included within administration expense for the year ended 30 June 2008 is £21 million (2007: £16 million) of expense relating to the legal costs incurred to date on the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. Administration costs for the current year also include £7 million relating to a restructuring exercise undertaken following a review of operating costs.

Operating profit and operating margin
Operating profit decreased by 11% to £724 million in the current year. This decrease was driven by the increase in operating expense described above, partly offset by the increase in retail subscriptions. As a result, operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the current year was 15%, compared to 18% in the prior year.

Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates increased by £3 million to £15 million in the current period.

Investment income and finance costs
Investment income increased by £1 million to £47 million in the current year. The net increase was primarily due to increased cash balances as a result of the issuance of US$750 million Guaranteed Notes in February 2008 and an increase of £9 million in the dividend receivable from our investment in ITV, partly offset by lower levels of cash on deposit in the first half of the year, subsequent to the investment in ITV and Amstrad.

Finance costs increased by £28 million to £177 million in the current year. This increase was primarily as a result of an increase in the Group’s total borrowings, following the issue of Guaranteed Notes in May 2007 and February 2008, and a £3 million decrease in the gain on remeasurement of the value of derivative financial instruments not qualifying for hedge accounting.

Profit on disposal of joint venture
In December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside of the US). The fair value of consideration received was £82 million, realising a profit on disposal of £67 million.

Impairment of available-for-sale investment
At 30 June 2008, the Group recorded an impairment loss of £616 million in the carrying value of its available-for-sale investment in ITV. The fair value of ITV at the balance sheet date was determined with reference to its closing equity share price on 27 June 2008, the last trading day of the Group’s fiscal year.

Taxation
The total tax charge for the current year of £187 million (2007: £225 million) comprises a current tax charge of £179 million (2007: £189 million) and a deferred tax charge of £8 million (2007: £36 million). The decrease in the tax charge was due to lower profits in the year, partially offset by an increase in non deductible expense as a result of the impairment loss in the carrying value of the available-for-sale investment in ITV.

Loss for the year and loss per share
Loss for the year was £127 million compared with a profit of £499 million in the prior year, mainly as a result of a decrease in operating profit of £91 million and the impairment of the available-for-sale asset of £616 million, partially offset by a profit on disposal of a joint venture of £67 million and a decrease in taxation of £38 million.

British Sky Broadcasting Group plc	31
Annual Report 2008

Back to Contents

Directors’ report – financial review
continued

Financial and operating review
continued

The Group’s (loss) earnings per share are as follows:

	2008	2007
	pence	pence

(Loss) earnings per share from (loss) profit for the year
Basic	(7.3)	28.4
Diluted	(7.3)	28.2
Adjusted earnings per share from adjusted profit for the year
Basic	25.1	26.3
Diluted	25.0	26.1

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. See note 10 of the “consolidated financial statements” for a detailed reconciliation from loss to adjusted profit for the year.

Earnings per share decreased from 28.4 pence in the prior year to a loss per share of 7.3 pence in the current year. This movement was primarily a result of the impairment loss in the available-for-sale investment in ITV recorded in the current year. Adjusted earnings per share decreased as a result of a lower adjusted profit for the year, partly offset by the effect of our share buy-back programmes. During the prior year, a total of 38 million shares were repurchased for cancellation.

Balance sheet
Goodwill increased by £111 million to £852 million at 30 June 2008, primarily due to the completion of the Amstrad acquisition during the year.

Property, plant and equipment and intangible assets increased by £94 million to £1,025 million at 30 June 2008, due to £333 million of additions in the year, partly offset by depreciation and amortisation of £246 million.

Available-for-sale investments decreased by £459 million to £338 million at 30 June 2008, primarily due to the effect of the decrease in the equity share price of ITV. The cumulative unrealised losses recorded in the current and prior year by the Group in the available-for-sale reserve were transferred to the Group’s income statement in the current year.

Investments in joint ventures and associates increased by £80 million to £114 million at 30 June 2008, primarily due to the sale of the Group’s 100% stake in BSkyB Nature Limited. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC.

Current assets increased by £335 million to £1,698 million at 30 June 2008, primarily as a result of increased cash and short-term deposits arising from the issuance of US$750 million Guaranteed Notes in February 2008.

Current liabilities increased by £394 million to £1,893 million at 30 June 2008, predominantly due to a £322 million increase in current borrowings. Current borrowings increased following the reclassification of £301 million from non-current borrowings in respect of US$600 million Guaranteed Notes (repayable February 2009) and the issuance of £37 million of Loan Notes in relation to the purchase of Amstrad. This increase was partially offset by the repayment of £16 million of Loan Notes issued in relation to the purchase of 365 Media.

Non-current liabilities decreased by £17 million to £2,357 million at 30 June 2008, primarily due to the reclassification of US$600 million Guaranteed Notes to current payables and mark to market movement on the derivative instruments used for hedging certain programming payments and borrowings, partially offset by the issuance of US$750 million Guaranteed Notes in February 2008.

Foreign exchange
For details of the impact of foreign currency fluctuations on our financial position and performance, see note 23 to the consolidated financial statements.

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

On 7 May 2008 the Nomenclature Committee of the European Commission issued an Explanatory Note “EN” (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the European Union. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad Plc (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US and Japan who have instigated WTO proceedings against the EU on this matter. The Group therefore intends, in common with other affected importers, to appeal any retrospective assessment made and to defend its position on this matter.

As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 30 June 2008 any liability should be considered contingent.

32	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Liquidity and capital resources
An analysis of the movement in our net debt (including related fees) is as follows:

	As at 1 July	Cash	Non-cash	As at 30 June
	2007	movements	movements	2008
	£m	£m	£m	£m

Current borrowings	16	(16)	338	338
Non-current borrowings	2,014	383	(289)	2,108
Debt	2,030	367	49	2,446

Borrowings-related derivative
financial instruments	258	–	(44)	214
Cash and cash equivalents	(435)	(197)	–	(632)
Short-term deposits	(15)	(170)	–	(185)
Net debt	1,838	–	5	1,843

The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are current and non-current borrowings.

Management uses net debt to calculate and track adherence to the Group’s borrowing covenants as disclosed in note 22 “Borrowings and non-current other payables”. Management monitors the Group’s net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody’s and Standard & Poor’s in their assessment of the Group’s credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.

Our long-term funding comes primarily from our issued equity and US dollar and sterling-denominated public debt raised in 1999, 2005, 2007 and 2008. As at 30 June 2008, the Group’s net debt was £1,843 million. The public bond debt issued in 1999 is repayable in fiscal years 2009 and 2010, and we currently believe that our existing cash resources, combined with RCF availability, will enable us to meet the repayment requirements. The bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035), the public bond debt issued in 2007 (which is repayable in 2027) and the bond debt issued in 2008 (which is repayable in 2018) has been, and will continue to be, used for general corporate purposes, including the refinancing of maturing debt and extending the maturity profile of our debt. In addition, we may use proceeds of the offerings for acquisitions of businesses and assets in support of our Group strategy.

For details of the Group’s facilities and long-term funding see note 22 of the consolidated financial statements. For details of the Group’s treasury activities see note 23 of the consolidated financial statements.

Our principal source of liquidity is cash generated from operations combined with access to the £1 billion RCF, which we entered into in November 2004. At 30 June 2008, this facility was undrawn (30 June 2007: undrawn). Furthermore, on 3 April 2007, the Group established an Euro Medium Term Note Programme (“the Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the EMTN Programme is £1 billion, of which £300 million was utilised for the May 2007 Bond issue.

Cash flows
During the current year, cash generated from operations was £997 million, compared with an inflow of £1,007 million in the prior year. The decrease in operating profit of £91 million was partly offset by working capital savings and higher depreciation and amortisation expense. Net cash generated from operating activities was further impacted by a decrease in interest received and an increase in taxation paid.

During the current year, payments for property, plant and equipment and intangible assets were £339 million, compared with £356 million in the prior year, following further progress on a number of capital expenditure and infrastructure projects. A total of £78 million has been invested in the broadband network, and £46 million was invested to progress the Group’s property and infrastructure projects. We also made payments totalling £16 million in the year to a third party for development of encryption technology, which have been capitalised as an intangible asset. A further £41 million has been invested in data centres and other technology infrastructure and £22 million in set top box development. The remaining £136 million was spent on a number of projects including the development of new products and services.

Payments for the purchase of subsidiaries, amounting to £72 million in the current year, were primarily due to the acquisition of Amstrad (for further details of the acquisition in the current year see note 29 of the “Consolidated financial statements”). In the prior year, purchases of subsidiaries of £104 million primarily comprised the purchase of 365 Media. Purchases of available-for-sale investments of £947 million in the prior year principally comprised the acquisition of shares in ITV on 17 November 2006 for a total consideration of £946 million.

On 15 February 2008, the Group issued Guaranteed Notes consisting of US$750 million aggregate principal amount of notes paying 6.100% interest, resulting in a net cash inflow of £383 million. In the prior year, the Group issued Guaranteed Notes consisting of £300 million aggregate principal amount of notes paying 6.000% interest, resulting in a net cash inflow of £295 million and repaid US$300 million of 7.300% Guaranteed Notes, resulting in a cash outflow of £189 million, net of related derivative financial instruments.

During the current year, interest payments were £165 million, compared to £154 million in the prior year. This increase in payments reflects the increased level of indebtedness following the issue of new Guaranteed Notes in May 2007 and February 2008.

During the current year, equity dividend payments were £280 million, compared to £233 million in the prior year. We expect that future payments will increase in line with the Board’s expected dividend policy described in the “Trends and other information” section below.

The above cash flows, in addition to other net movements of £20 million, and non-cash movements of £5 million resulted in an increase in net debt of £5 million to £1,843 million.

2007 fiscal year compared to 2006 fiscal year

Revenue
The Group’s revenue can be analysed as follows:

	2007		2006
For the year to 30 June	£m	%	£m	%

Retail subscription	3,406	75	3,157	76
Wholesale subscription	208	4	224	6
Advertising	352	8	342	8
Sky Bet	47	1	37	1
Installation, hardware and service	212	5	131	3
Other	326	7	257	6

	4,551	100	4,148	100

The increase of £249 million in retail subscription revenue in the 2007 fiscal year was driven by a 5% increase in the average number of DTH subscribers and a 3% increase in average retail revenue per subscriber, reflecting the decision made during the 2007 fiscal year not to renew viewing package discounts and increasing additional product penetration. Included within retail subscription revenue is £66 million of incremental retail broadband revenue and £4 million of Easynet revenue.

The total number of UK and Ireland DTH subscribers increased by 406,000 in the 2007 fiscal year, to 8,582,000. This was as a result of increasing gross subscriber additions from 1,275,000 to 1,446,000 in the 2007 fiscal year, partly offset by DTH churn in the 2007 fiscal year of 12.4% (2006: 11.1%) .

Wholesale subscription revenue decreased by £16 million in the 2007 fiscal year. This reflects a further reduction in the number of cable television subscribers to Sky’s premium channels and Virgin Media ceasing to carry Sky’s basic channels on its platform, following the expiry (and non-renewal) of an agreement at the end of

British Sky Broadcasting Group plc	33
Annual Report 2008

Back to Contents

Directors’ report – financial review
continued

Financial and operating review
continued

February 2007. At 30 June 2007, there were 1,259,000 (30 June 2006: 3,898,000) UK and Ireland cable subscribers to Sky channels.

Advertising revenue increased by £10 million in the 2007 fiscal year, despite continued contraction of the television advertising sector and the expiry of the contract to supply Sky’s basic channels to Virgin Media at the end of February 2007. Our performance was driven by a higher share of commercial viewing for those channels on which we sell advertising, up from 13% for the year ended 30 June 2006 to 14% for the year ended 30 June 2007.

Sky Bet revenue increased by £10 million in the 2007 fiscal year as a result of strong growth in internet sports betting and television games. This increase reflected the inclusion of an additional £4 million of revenue generated by 365 Media (which was acquired in January 2007).

Installation, hardware and service revenue increased by £81 million in the 2007 fiscal year due to increased gross customer additions and customer upgrades, and a higher volume of premium-priced hardware sales, including Sky+ HD set-top boxes. Included within installation, hardware and service revenue is £7 million of incremental retail broadband revenue.

Other revenue of £326 million increased by £69 million in the 2007 fiscal year. This increase reflected the inclusion of an additional £76 million of revenue generated by the Easynet business (which was acquired in January 2006), growth in website revenues (including a contribution from 365 Media), partly offset by lower Sky Active revenue. Included within other revenue is £1 million of incremental retail broadband revenue.

Operating expense
The Group’s operating expense can be analysed as follows:

	2007		2006
For the year to 30 June	£m	%	£m	%

Programming	1,539	41	1,599	49
Transmission and related
functions	402	11	234	7
Marketing	734	20	622	19
Subscriber management	618	16	468	14
Administration	443	12	348	11

	3,736	100	3,271	100

Within programming expense, Sky Sports channels’ programming costs increased by 10% to £842 million in the 2007 fiscal year. This was a result of an increased level of live coverage, the occurrence of the biennial Ryder Cup and the Cricket World Cup in the 2007 fiscal year and a wider coverage of county and international cricket following the addition of the new England Cricket Board contract. Sky Movies channels’ programming costs decreased by 8% to £285 million in the 2007 fiscal year reflecting savings generated from contract renewals and a £10 million foreign exchange benefit resulting from a more favourable average exchange rate at which US dollars were purchased. News and entertainment programming costs decreased by 8% to £184 million in the 2007 fiscal year, primarily due to a play out of older stock in the 2006 fiscal year.

Included within programming expense for the 2007 fiscal year are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs decreased by 29% to £228 million in the 2007 fiscal year. The cost increase resulting from the 5% increase in the average number of DTH subscribers was more than offset by savings generated from the renewal of some of our channel distribution contracts on improved terms during the 2007 fiscal period.

Included within third party channel costs for the 2007 fiscal year is a £65 million credit received by the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the 2006 financial statements.

Transmission and related function costs increased by £168 million in the 2007 fiscal year, of which £101 million related to incremental retail broadband network costs and £60 million related to the consolidation of a full year of Easynet costs (Easynet was acquired in January 2006).

Marketing costs increased by £112 million in the 2007 fiscal year. This increase was driven by additional above the line spend following the launch of Sky+ HD and the ‘‘See, Speak, Surf’’ campaign; an increased number of gross subscriber additions during the period and an increased number of existing customers taking product upgrades, partly offset by some supply chain savings and sales of premium priced Sky+ HD set-top boxes. We also increased our expenditure on retention and other marketing, predominantly due to further investment in our customer segmentation database and an increase in online marketing costs. Included within the increase for the 2007 fiscal year are incremental retail broadband costs of £49 million and £2 million of Easynet costs.

Subscriber management costs increased by £150 million in the 2007 fiscal year. This increase reflects higher hardware, installation and service costs, a direct result of increased gross additions, expenditure on customer services operations, and depreciation relating to the implementation of new CRM systems. Also included within the increase in subscriber management expenses for the 2007 fiscal year are incremental retail broadband costs of £60 million and £8 million of Easynet costs.

Administration costs increased by £95 million in the 2007 fiscal year, of which £16 million related to incremental retail broadband expenses, £22 million related to Easynet costs, and £15 million related to higher depreciation charges from information systems investment.

Included within administration expense for the 2007 fiscal year is £16 million of expense relating to the legal costs incurred to date on the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure.

Operating profit and operating margin
Operating profit decreased by 7% to £815 million in the 2007 fiscal year. This decrease was driven by the increase in operating expense described above, partly offset by the increase in retail subscription and other revenue. As a result, operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the 2007 fiscal year was 18%, compared to 21% in the 2006 fiscal year.

Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates of £12 million was in line with the 2006 fiscal year.

Investment income and finance costs
Investment income decreased by 12% to £46 million in the 2007 fiscal year. The decrease was primarily due to lower levels of cash on deposit, subsequent to the investment in ITV, offset by a £13 million dividend receivable from our investment in ITV.

Finance costs increased by 4% to £149 million in the 2007 fiscal year. This increase was primarily as a result of an increase in the Group’s total borrowings, following the issue of Guaranteed Notes in May 2007, and interest payments on the Group’s revolving credit facility which was drawn down in November 2006. These increases were partly offset by a £6 million favourable movement on the remeasurement of the value of derivative financial instruments not qualifying for hedge accounting.

34	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Taxation
The total tax charge for the 2007 fiscal year of £225 million (2006: £247 million) comprises a current tax charge of £189 million (2006: £141 million) and a deferred tax charge of £36 million (2006: £106 million). The deferred tax charge decreased by £70 million principally as a result of a net reduction in the unwind of the deferred tax asset in relation to accelerated capital allowances. This resulted in an effective tax rate for the 2007 fiscal year of 31%, in line with the 2006 fiscal year.

Profit for the year and earnings per share
Profit for the year was £499 million compared with £551 million in the 2006 fiscal year, mainly as a result of a decrease in operating profit of £62 million and an increase in finance costs of £6 million, partially offset by a decrease in taxation of £22 million.

The Group’s earnings per share are as follows:

	2007	2006
	pence	pence

Earnings per share from profit for the year
Basic	28.4	30.2
Diluted	28.2	30.1
Adjusted earnings per share from profit for the year
Basic	26.3	30.7
Diluted	26.1	30.6

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. See note 10 of the consolidated financial statements for a detailed reconciliation between profit for the year and adjusted profit for the year.

Earnings per share of 28.4 pence were 1.8 pence lower than in the 2006 fiscal year. Earnings per share decreased as a result of a lower profit for the year, partly offset by the effect of our share buy-back programmes. During the 2007 fiscal year, a total of 38 million shares were repurchased for cancellation, and during the 2006 fiscal year 76 million shares were repurchased.

Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments due by period at 30 June 2008 is shown below:

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m

Obligation or commitment
Purchase obligations
– Programme rights(1)	2,356	870	1,166	280	40
– Set-top boxes	201	194	7	–	–
– Third party payments(2)	115	50	59	6	–
– Transponder capacity(3)	294	67	78	68	81
– Property, plant and
equipment(4)	145	122	23	–	–
– Intangible asset	13	10	3	–	–
– Other	70	43	23	4	–
Borrowings(5)	2,630	367	512	–	1,751
Interest costs	1,462	177	239	215	831
Operating leases(6)	233	45	77	52	59
Finance leases(7)	67	1	2	2	62

	7,586	1,946	2,189	627	2,824

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.

(1)	At 30 June 2008, the Group had minimum television programming rights commitments of £2,356 million (2007: £2,638 million), of which £367 million (2007: £527 million) related to commitments payable in US dollars for periods of up to eight years (2007: six years).
Assuming that movie subscriber numbers remain unchanged from current levels, an additional £296 million (US$590 million) of commitments (2007: £284 million (US$569 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £3 million (2007: £10 million) if subscriber numbers were to remain at current levels.
(2)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial subscribers (‘Sky Distributed Channels’) and are for periods of up to six years (2007: seven years). The extent of the commitment is largely dependent upon the number of retail subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the retail subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £636 million (2007: £968 million).
(3)	Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both retail subscribers and cable operators. The commitments are for periods of up to twelve years (2007: thirteen years).
(4)	On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.
(5)	Further information concerning borrowings is given in note 22 of the consolidated financial statements.
(6)	At 30 June 2008, our operating lease obligations totalled £233 million (2007: £206 million), the majority of which related to property leases.
(7)	At 30 June 2008, our obligations under finance leases were £67 million (2007: £66 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in September 2020) and the broadband network infrastructure (which expires in March 2040). For further details see note 22 of the consolidated financial statements.

Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.

The number of DTH homes increased by 398,000 in the current year to 8,980,000, compared to growth of 406,000 in the prior year. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10 million DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the current year – by 56% and 19% respectively – representing a penetration of total DTH subscribers of 41% and 18% respectively. We reached our target of 25% Sky+ penetration in the third quarter of fiscal 2007, three years earlier than we targeted. On 22 May 2006, we launched our HD service, and at 30 June 2008 there were 498,000 subscribers, representing a 6% penetration of total DTH subscribers, an increase of 206,000 in the current year. Going forward, Sky HD will be a key area of focus and alongside the launch of our new electronic programming guide for Sky+ HD boxes, we aim to increase the strength of our high definition content and channel line up by the end of calendar 2008. In July 2008, we also reduced the price of the Sky+ HD box. DTH churn for the current year was 10.4%, compared to 12.4% in the prior year, reflecting increased product penetration and the decision made during the prior year to reduce viewing package discounts and improve price transparency. Over the medium term we expect our DTH churn to remain broadly in line with the current year. We launched our retail broadband service on 18 July 2006, and at 30 June 2008 there were 1,628,000 broadband subscribers. We expect continued growth in the number of retail broadband connections activated in future years. The number of Sky Talk subscribers increased by 715,000 in the current year to 1,241,000. We expect growth in Sky Talk subscribers to continue. Price increases, the increased number of subscribers to our Multiroom, Sky+ and Sky HD products and the launch of new services are expected to generate increased retail revenue on a per subscriber basis.

The operating margin for the current year was 15%, down from 18% in the prior year. This represents continued development and investment in our broadband services and sports rights. In the short term, we expect our operating margin to continue to be

British Sky Broadcasting Group plc	35
Annual Report 2008

Back to Contents

Directors’ report – financial review
continued

Financial and operating review
continued

impacted by the ongoing investment in broadband services and the non-carriage of our basic channels on cable.

During the current year, the number of cable homes receiving Sky Channels in the UK and Ireland decreased by 11,000 to 1,248,000. Following the expiry of an agreement at the end of February 2007, Sky’s basic channels ceased to be carried on Virgin Media’s platform. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, as they relate to the distribution of our channels (for further details see ‘‘Directors’ report – review of the business – Risk factors’’).

Advertising revenue decreased by 7% in the current year. If Sky’s basic channels remain off Virgin Media’s platform, we expect that in the short term our share of UK television advertising revenue will decline. The UK television advertising sector is expected to remain challenging in future periods reflecting the continued wider economic uncertainty.

Sky Bet revenue decreased by 6% in the current year as we managed the migration of interactive TV revenues to online revenues. The business is anticipated to return to growth as this online business matures along with the addition of new revenue streams from poker and bingo. As a result of the Gambling Act of 2005, regulation in the UK passed to the Gambling Commission from 1 September 2007. From this date, Sky Bet operated an on-shore sportsbook, regulated by the Gambling Commission, and operated gaming products off-shore, regulated by the Alderney Gambling Control Commission. Sky Bet continues to operate measures to prevent US residents using our services.

The Group’s programming costs have increased in the current year as a result of a non-recurring £65 million receipt arising in fiscal 2007 from certain contractual rights under one of the Group’s channel distribution agreements and increased investment in sports rights. In the short term we expect that programming costs will increase due to the anticipated intensifying competition for programming, and as a result of contracts secured during the year which include the extension of our exclusive live coverage of the USGA US Open from 2009 to 2014 and our successful bids for live coverage of the UEFA Champions League for three seasons from the 2009/10 season and for three years of live Rugby League and Football League rights from 2009.

However, over the long term the Group expects programming costs to increase at a slower rate than the increase in revenues. We do expect fluctuations in programming expense on an absolute basis as the relative timing of licence period commencement dates for our programming portfolio may differ year on year.

Transmission and related functions costs increased during the current year and are expected to continue to increase in future years at a higher rate than the growth in subscribers, resulting in an increased cost per subscriber, reflecting the costs of operating our Sky Talk service, the launch of retail broadband services and increased depreciation charges.

Marketing costs increased in the current and prior years. We expect marketing costs to increase in the short term, principally due to costs associated with the promotion of our retail subscription services.

Subscriber management costs increased during the current year. We expect that subscriber management costs will increase in future periods due to a greater proportion of Sky+ and Sky HD customers, whose installations carry higher hardware costs than the standard installations, and increased costs associated with our retail broadband services, partly offset by a reduction in the cost of set-top boxes following the acquisition of Amstrad.

Administration costs increased in the current and prior years, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.

The 2009 financial year sees the start of full roll-out of Digital Switchover, supported by committed marketing spend from Digital UK and the Switchover Help Scheme. By final analogue switch-off in 2012, all 26 million households in the UK must select a digital TV solution for their home. Sky believes it is well positioned ahead of this opportunity and during the year the Switchover Help Scheme confirmed that it will put forward Sky as its ‘standard offer’ to the estimated 80,000 eligible households in the ITV Border region, which is the first major region in the UK to start to switch to digital TV, from 6 November 2008.

The Board of Directors is proposing a final dividend of 9.625 pence per share, which, combined with the interim dividend of 7.125 pence per share, will result in total dividend growth of 8% on the prior year total dividend. The Group continues to be cash generative despite the short term ongoing investment in broadband. It is, therefore, the Board’s aim to maintain a progressive dividend policy through the broadband investment phase, resulting in continued real growth in dividend per share.

We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.

Off-balance sheet arrangements
At 30 June 2008, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the Securities and Exchange Commission.

Research and development
During the current year, the Group made payments totalling £16 million to a third party for development of encryption technology (2007: £15 million; 2006: £15 million). The Group did not incur any other significant research and development expenditure in the current or prior years.

Related party transactions
The Group conducts any business transactions with companies which are part of the News Corporation group (‘‘News Corporation’’), a major shareholder, on an arm’s length basis. During the year the Group made purchases of goods and services from News Corporation totalling £202 million (2007: £195 million; 2006: £175 million) and supplied services to News Corporation totalling £36 million (2007: £18 million; 2006: £21 million).

During the year the Group made purchases of goods and services from joint ventures and associates totalling £53 million (2007: £49 million; 2006: £46 million) and supplied services to joint ventures and associates totalling £16 million (2007: £15 million; 2005: £14 million).

On 12 December 2007 the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the Group’s income statement.

For further details of transactions with related parties, see note 30 of the consolidated financial statements.

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

36	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Goodwill
–	Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
–	Judgement is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

Revenue
–	Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on their relative fair values. The fair value of each individual element is determined using vendor specific or third party evidence on a periodic basis. The amount of revenue the Group recognises for delivered elements is limited to the cash received.
–	Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered, or on more detailed reviews of individually significant balances.

Intangible assets and property, plant and equipment
–	The assessment of the useful economic lives of these assets requires judgement. Depreciation and amortisation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.
–	Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.
–	Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

Programming inventory
–	The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.
–	For general entertainment programming, in order to perform this assessment of amortisation profile, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group’s assessment of its competitors’ scheduling intentions when determining the amount of programme expense to recognise for each broadcast. Acquired movie rights are amortised on a straightline basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.
Deferred tax
–	The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilised.

Available-for-sale investments
–	The key areas of judgement in respect of available-for-sale investments are the assessment of whether there is objective evidence that a loss event has occurred after initial recognition of an available-for-sale investment, and whether such a loss event has a reliably measurable impact on the estimated future cash flows of the investment. At each balance sheet date, management consider whether there is objective evidence that a loss event has occurred and whether it has had an impact on the estimated future cash flows of the available-for-sale investment. If a loss event has occurred, management would then consider whether an impairment loss has occurred and the quantum of that loss. As at 30 June 2008, the Group’s available-for-sale investments included a material investment in ITV which has been impaired in the year. The factors management considered in determining whether an impairment loss in ITV had occurred included observable data about the estimated future cash flows of ITV based on ITV’s publicly available financial reporting and announcements, publicly available information from financial commentators about ITV and the market in which it operates, the historical performance of ITV’s share price, and the regulatory environment affecting ITV and the Group. The impairment losses accounted for have been determined with reference to closing market share prices at the balance sheet date.

Taxation
–	Tax laws that apply to the Group’s businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities.
Such potential amendments and their application to the Group are regularly monitored and the requirement for recognition of any liabilities assessed where necessary.
–	The Group is subject to income taxes and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes due based on best information available and where the anticipated liability is probable and estimable. Where the final outcome of such matters differs from the amounts initially recorded, any differences will impact the income tax and deferred tax provisions in the period to which such determination is made. Where the potential liabilities are not considered probable, the amount at risk is disclosed unless an adverse outcome is considered remote.

British Sky Broadcasting Group plc	37
Annual Report 2008

Back to Contents

Directors’ report – financial review
continued

Property
Our headquarters are located at leasehold and freehold premises in Isleworth, England. We own or lease approximately 170 properties, the majority of which are located in the UK. The principal properties of the Group we own and lease are as follows:

			Approximate
			square foot
			net internal
Location	Tenure	Use	area

1 to 8 Grant Way, Isleworth, England	Freehold	Offices, studios,	313,085
		technology and storage

New Horizons Court, Brentford, England	Leasehold	Offices	159,632

1, 2, 4 and 5 Macintosh Road, Livingston, Scotland	Freehold	Contact centres	146,713

Carnegie Campus, Dunfermline, Scotland	Freehold	Contact centre	95,852

Marcopolo House and Arches, Queenstown Road, London, England	Leasehold	Sub-let offices	85,509

1 Brick Lane, London England	Leasehold	Office & technical	77,000

West Cross House, Brentford, England	Leasehold	Offices	72,194

The Chilworth Research Centre, Southampton, England	Leasehold	Satellite uplink	61,937

Athena Court, Isleworth, England	Leasehold	Offices	53,583

Chancellor House, 19 Thomas More Square, London, England	Leasehold	Offices	53,293

Great West House (floors 4-9, 13), Brentford, England	Leasehold	Offices	36,749

123 Buckingham Place Road, London, England	Leasehold	Offices	36,686

26 Boulevard Royal, 2449 Luxembourg, Grande duche du Luxembourg	Leased serviced	Offices	2,500
	office space

38	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Directors’ report – governance

Board of Directors and senior management
Our Directors are as follows:

Name	Age		Position with the Company

Chase Carey	54	*	Director
Jeremy Darroch	46		Director (Chief Executive Officer)
David F. DeVoe	61	*	Director
David Evans	68	**	Director
Nicholas Ferguson	59	**	Director (Senior Independent Non-Executive Director & Remuneration Committee Chairman)
Andrew Griffith	37		Director (Chief Financial Officer)
Andrew Higginson	51	**	Director
Allan Leighton	55	**	Director (Audit Committee Chairman)
James Murdoch	35	*	Director (Chairman)
Jacques Nasser	60	**	Director
Daniel Rimer	37	**	Director
Gail Rebuck	56	**	Director
Lord Rothschild	72	**	Director (Deputy Chairman)
Arthur Siskind	69	*	Director
Lord Wilson of Dinton	65	**	Director (Corporate Governance and Nominations Committee Chairman)

*	Non-Executive
**	Independent Non-Executive

A number of Board changes occurred during the year. On 6 December 2007, Rupert Murdoch resigned as Non-Executive Chairman of the Company and James Murdoch was appointed in his place with effect from 7 December 2007. On 6 December 2007, James Murdoch relinquished his position of CEO and Jeremy Darroch, previously CFO, was appointed in his place with effect from 7 December 2007.

On 7 April 2008, Andrew Griffith was appointed as a Director of the Company and CFO. Daniel Rimer was appointed as a Non-Executive Director also on that date.

Our senior management who are not members of the Board of Directors (‘‘Senior Executives’’) are as follows:

Name	Age	Position with the Company

Deborah Baker	49	Director for People
James Conyers	43	General Counsel
Robin Crossley	49	Strategic Adviser, Technology
Mike Darcey	43	Chief Operating Officer
Dave Gormley	45	Group Company Secretary
Jeff Hughes	38	Executive Vice President
Didier Lebrat	48	Chief Technology Officer
Graham McWilliam	36	Group Director of Corporate Affairs
David Rowe	49	Managing Director, Enterprise
Brian Sullivan	46	Managing Director, Customer Group
Sophie Turner Laing	47	Managing Director, Entertainment
Vic Wakeling	65	Managing Director, Sky Sports and Sky News
Alun Webber	42	Group Director of Strategic Project Delivery and Managing Director of Amstrad plc

None of the Senior Executives listed above holds directly more than 1% of the issued share capital in the Company.

Further information with respect to the Directors and Senior Executives is set forth below.

Board of Directors
Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey is President and CEO of The DIRECTV Group, Inc. (‘‘DIRECTV’’). Mr Carey was a Non-Executive Director of News Corporation from 2002 until December 2007 and was an Executive Director from 1996 until 2002. Mr Carey previously served as Co-Chief Operating Officer (‘‘COO’’) of News Corporation and as a Director and COO of Fox Entertainment Group (‘‘FEG’’). Mr Carey has also held the positions of Chairman and

CEO of Fox Television, Director of Star Group Limited (‘‘Star’’), Director of NDS Group plc (‘‘NDS’’) and Director of Gemstar-TV Guide International, Inc.

Jeremy Darroch was appointed as CFO and a Director of the Company on 16 August 2004. On 7 December 2007, Mr Darroch was appointed CEO of the Company and relinquished the role of CFO. Mr Darroch joined DSG International plc (‘‘DSG’’), formerly Dixons Group plc, in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to DSG, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. Mr Darroch is a Non-Executive Director and the Chairman of the Audit Committee of Marks & Spencer Group plc.

David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its CFO since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of NDS since October 1996.

David Evans was appointed as a Director of the Company on 21 September 2001. Since October 2007, Mr Evans has been Chairman of Tucker Box Entertainment Pty Limited, a television and feature film production company. Mr Evans was previously President and CEO of Crown Media Holdings, Inc. and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. (‘‘TINTA’’) from January 1998. Mr Evans joined TINTA in September 1997 as its President and COO, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation, President and CEO of Sky Entertainment Services Latin America, LLC, and President and COO of The Fox Television Network.

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and Senior Independent Non-Executive Director on 12 June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

Andrew Griffith was appointed as CFO and a Director of the Company on 7 April 2008. Mr Griffith joined Sky in October 1999 and has held a number of finance roles, most recently Director of Group Finance, M & A and Investor Relations. Mr Griffith previously worked at the investment bank Rothschild, where he advised a range of clients in the technology, media and telecommunications sectors. He qualified as a Chartered Accountant with Coopers & Lybrand Deloitte and holds a degree in Law from Nottingham University. Mr Griffith is a member of the 100 Group of Finance Directors.

Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc (‘‘Tesco’’). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992 and was appointed CEO in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Chairman of The Royal Mail Group and Deputy Chairman of Selfridges & Co, George Weston Ltd and Loblaws Ltd. Until January 2008, Mr Leighton was Chairman of Bhs Ltd.

James Murdoch was appointed as a Director of the Company on 13 February 2003 and as CEO with effect from 4 November 2003. On 7 December 2007, he was appointed Non-Executive Chairman of the Company having relinquished the role of CEO. Mr Murdoch is Executive Chairman and CEO, Europe and Asia, at News Corporation and is a member of News Corporation’s Board of Directors and Executive Committee. Between May 2000 and November 2003, he was Chairman and CEO of Star. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University.

British Sky Broadcasting Group plc	39
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Board of Directors and senior management
continued

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser is currently a Partner of One Equity Partners and serves on the Board of BHP Billiton and the International Advisory Board of Allianz A.G.. Until January 2008, Mr Nasser served on the Board of Brambles Limited and Quintiles Transnational Corporation. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser’s significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser’s work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and CEO of The Random House Group Limited (‘‘Random House’’), one of the UK’s leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing (‘‘Century’’). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc.. In 1991, Ms Rebuck was appointed Chairman and CEO of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003, a Trustee of the Work Foundation from 2001 to 2008, and was for three years a member of the Government’s Creative Industries Task Force. Ms Rebuck is a member of the Court of the University of Sussex, a Trustee of the National Literacy Trust, and sits on the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year’s Honours List.

Daniel Rimer was appointed as a Director of the Company on 7 April 2008. Mr Rimer is a General Partner of the venture capital firm Index Ventures Management Limited (‘‘Index Ventures’’) and established the firm’s London office. He currently serves on a number of boards including Joost N.V., Oanda Corporation, Spot Runner Inc., FON Wireless Limited, Stardoll Inc. and Viagogo Limited. Prior to joining Index Ventures, Mr Rimer was a General Partner of The Barksdale Group and, previously, Managing Director of Hambrecht & Quist’s (now JP Morgan) Equity Research Group.

Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild relinquished the position of Senior Independent Non-Executive Director on 12 June 2007. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschild Assurance, the life assurance company now part of the St James’s Place Group. In addition to his career in the world of finance, he has been involved in philanthropy and public service.

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

Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. Lord Wilson retired from the Civil Service in 2002 after serving 36 years in a number of UK Government departments including the Department of the Environment (appointed Permanent Secretary in 1992), the Home Office (appointed Permanent Under Secretary in 1994), and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. In October 2006, he became Non-

Executive Chairman of C. Hoare and Co, Bankers. From April 2003 until October 2007, Lord Wilson was a Non-Executive Director of Xansa plc. Lord Wilson was made a peer in November 2002.

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

James Murdoch, David DeVoe and Arthur Siskind have appointed each of the others to act as their Alternate Director. David Evans has appointed Allan Leighton as his Alternate Director.

Directors’ interests
The Directors’ interests in the ordinary shares and options of the Company are disclosed within the report on Directors’ remuneration on pages 46 to 53.

Directors’ powers
Details of the powers of the Company’s Directors are disclosed in ‘‘Memorandum and Articles of Association – Directors’’ on pages 106 to 107.

Senior executives
Our Senior Executives are as follows:

Deborah Baker joined us in December 2007 as our Director for People. She leads our Human Resources team including organisation and people development, talent resourcing and management, and Human Resources services such as health and safety, reward & recognition and wellbeing and delivery.

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

Mike Darcey joined us in February 1998 as our Head of Strategic Planning and in July 2002 he was appointed as our Group Director of Strategy. In February 2006, he was appointed Group Commercial and Strategy Director with extended responsibility for a new group that combined our Strategy, Future Technology, Research and Development and Business Development teams. Mr Darcey was appointed Chief Operating Officer in December 2006.

Dave Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.

Jeff Hughes joined us in May 2005 as our Group Director for IT and Strategy. In November 2007, he was appointed Executive Vice-President. His role includes overall responsibility for our proposed pay TV offering on DTT.

Didier Lebrat joined us in December 2006 as Chief Technology Officer. This role includes overall responsibility for the Information Technology, Network Infrastructure and Broadcast Technology, and Customer and Interactive Technology teams.

Graham McWilliam joined us in April 2000 as Strategic Planning Manager. In 2003, he was appointed Deputy Head of Strategy and in 2006, Director of Corporate

40	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Communications and Policy. In March 2008, Mr McWilliam was appointed as our Group Director of Corporate Affairs. This role includes responsibility for our Corporate Communications, Policy and Public Affairs, Internal Communications, and Reputation and Responsibility functions.

David Rowe joined us in July 2007 as Managing Director, Enterprise Business and is responsible for our business-to-business services across both television and telecoms. Mr Rowe was CEO of Easynet Group plc until it became part of Sky in January 2007. In November 2007, Mr Rowe’s role was expanded to include overall responsibility for Sky Bet.

Brian Sullivan joined us in February 1996 as Subscriber Marketing Manager and has held a variety of roles within sales and marketing over the last 10 years. In November 2007, Mr Sullivan was appointed as Managing Director, Customer Group with responsibility for marketing strategy, product development and management, sales, retention, service and field operations, as well as overall customer growth.

Sophie Turner Laing joined us in March 2003 as Director of Film Channels & Acquisitions. In 2004 she was appointed Deputy Managing Director, Sky Channels and Services. In March 2008 she was appointed Managing Director, Entertainment with overall responsibility for the multi-platform content strategy for Sky’s wholly-owned entertainment channels.

Vic Wakeling joined us in 1991 as Head of Football, taking over as Head of Sport in January 1994. In August 1998, he was appointed Managing Director, Sky Sports and in December 2007 his role was expanded to include overall responsibility for Sky News.

Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital, and established the Sky Interactive venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology. In July 2006, Mr Webber was appointed Group Director of Strategic Project Delivery. Mr Webber was appointed Managing Director of Amstrad Plc in January 2008.

There is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or Senior Executive.

Employees
The average monthly number of full-time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2008	2007	2006
	number	number	number

Channels and services	2,624	2,472	2,403
Customer service, sales and
marketing	7,918	7,591	6,486
Transmission and technology	1,943	1,560	1,267
Management and administration	1,660	1,464	1,060

	14,145	13,087	11,216

Employment policies
Details of the Group’s employees, together with statements of policy on equality of opportunity, disabled persons, employee involvement and communication, training and development, health and safety and financial participation are provided in the people section of the review of the business on pages 18 to 19.

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

This section of the Annual Report has been prepared in accordance with the Code of Best Practice set out in Section 1 of the Combined Code of corporate governance of 2006 (‘‘Combined Code’’). Throughout the year ended 30 June 2008, the Company has been in full compliance with the provisions of Section 1 of the Combined Code except for the requirements that a CEO should not go on to be the chairman of the same company and that, on appointment, the chairman should meet the independence requirements set out in provision A.3.1. of the Combined Code. The Combined Code states that if exceptionally a board decides that a CEO should become chairman, the board should consult major shareholders in advance and explain its reasons to shareholders. On 6 December 2007, James Murdoch relinquished the position of CEO and was appointed Chairman of the Company, with effect from 7 December 2007, in place of Rupert Murdoch following consultation with major shareholders in accordance with the requirements of the Combined Code. The Board is aware of the Combined Code’s requirements with respect to independence and considers that it is strongly represented by Independent Directors. Furthermore, the Board was unanimous in its decision that the appointment is in the best interests of the Company and its shareholders given Mr Murdoch’s deep knowledge and understanding of the strategic issues facing the Company and the industries in which it operates, his commitment to the Company, and the continuity it provides. Mr Murdoch is also Executive Chairman and Chief Executive of News Corporation in Europe and Asia.

The Company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (‘‘NYSE’’), is obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE’s corporate governance listing standards. Furthermore, the Company must comply fully with the provisions of the NYSE listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions also incorporate certain rules concerning audit committees implemented by the SEC and the NYSE under the US Sarbanes-Oxley Act of 2002.

The Company has reviewed the NYSE’s listing standards and believes that its corporate governance practices are consistent with the standards, with the following exception. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors. The Company’s Corporate Governance and Nominations Committee is made up of a majority of Independent Non-Executive Directors.

Corporate policies
The policies of the Group aim to enhance and maintain risk management, and through this, safeguard the efficiency and effectiveness of the Group. Other policies are committed to improving equality in the workplace, share dealing, work practices (on and off-site), and social arrangements. Copies are readily available to all staff on the intranet.

Since 2003, the Company has adopted a Code of Ethics which applies to the Company’s CEO and CFO, who also serves as the principal accounting officer. The full text of the Code of Ethics is incorporated by reference to the Annual Report on Form 20-F of the Company for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.

The Group continues to contribute more broadly to society and to ensuring it is addressing social and environmental risks associated with its operations. Policies on Social, Environmental and Ethical Performance can be found in the corporate responsibility section of the review of the business on page 18.

The Board
The Board currently comprises fifteen Directors, made up of two Executive Directors and thirteen Non-Executive Directors. A majority of nine Non-Executive Directors are determined to be independent in compliance with the Combined Code. They bring a wide range of experience and expertise to the Group’s affairs, and carry significant weight in the Board’s decisions. The Independent Non-Executive Directors provide a strong independent element and a foundation for good corporate governance. Short biographies of each of the Directors are set out on pages 39 to 40. The table on page 39 identifies those Directors who are, in the view of the Board, independent within the meaning of the Combined Code. Prior to appointment, and on an annual basis, each board member receives and completes a questionnaire to determine factors that may affect independence according to the Combined Code, NYSE Corporate Governance Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The responses to the questionnaire assist the Board in ascertaining whether a director is independent in character and judgement, and

British Sky Broadcasting Group plc	41
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Corporate governance report
continued

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

The Chief Executive Officer
The CEO is responsible for the daily operation of the Company, advancing long-term shareholder value, supported by the management team. He is accountable and responsible to the Board for the management and operation of the Company. He is also involved in the management of the social and environmental responsibilities of the Company. The duties of the CEO include the following:

•	to be responsible and accountable to the Board for the management and operation of the Group;
•	to prepare and implement plans and programmes for the attainment of approved objectives and to recommend such plans and programmes to the Board as appropriate;
•	to provide leadership in the Group’s commitment to attaining high business standards generally;
•	to create the conditions within the Group for the efficient operation of all business units;
•	to establish and maintain relationships with shareholders and potential shareholders, and major external bodies;
•	to keep the Board informed on all matters of material importance; and
•	to chair meetings of the Executive Committee.

Non-Executive Directors
The dates on which the Non-Executive Directors’ initial service agreements/letters of appointment commenced and current expiry dates are as follows:

	Commencement date	Expiry date of current service agreement or letter of appointment

Chase Carey(v)	13 February 2003	30 October 2009	*
David DeVoe(iv)	15 December 1994	26 September 2008
David Evans(ii)	21 September 2001	26 September 2008
Nicholas Ferguson(v)	15 June 2004	30 October 2009	*
Andrew Higginson	1 September 2004	November 2010	*
Allan Leighton(ii)	15 October 1999	26 September 2008
Jacques Nasser(v)	8 November 2002	30 October 2009	*
James Murdoch(ii)	7 December 2007	26 September 2008
Gail Rebuck	8 November 2002	November 2010	*
Daniel Rimer(i)	7 April 2008	26 September 2008
Lord Rothschild(iii)	17 November 2003	26 September 2008
Arthur Siskind(iv)	19 November 1991	26 September 2008
Lord Wilson of Dinton(ii)	13 February 2003	26 September 2008

*	These letters of appointment will expire on the day of the Company’s AGM in either 2009 or 2010. The date of the AGM in 2010 has yet to be agreed.

All Directors are subject to retirement by rotation and reappointment by shareholders in accordance with the Company’s current Articles of Association (see ‘‘Shareholder information’’).

Notes:
(i)	Daniel Rimer retires and offers himself for reappointment by shareholders in accordance with the Company’s Articles of Association at the Company’s next AGM to be held on 26 September 2008.

(ii)	Non-Executive Directors retiring by rotation and offering themselves for reappointment by shareholders at the Company’s next AGM to be held on 26 September 2008.

(iii)	Lord Rothschild will retire by rotation at the Company’s next AGM, to be held on 26 September 2008, but will not be seeking reappointment by the shareholders.

(iv)	David DeVoe and Arthur Siskind are subject to annual reappointment by shareholders in accordance with requirement A.7.2. of the Combined Code as they have served as Non-Executive Directors for longer than nine years. Allan Leighton will have served as a Non-Executive Director for nine year years in October 2008 and will therefore be subject to annual re-appointment with effect from the Company’s AGM in October 2009.

(v)	Chase Carey, Nicholas Ferguson and Jacques Nasser will be subject to retirement by rotation and reappointment by shareholders at the Company’s AGM in October 2009. In accordance with the Company’s current Articles of Association, one-third of the Directors must retire by rotation. Following the retirement by rotation of Lord Rothschild at the Company's next AGM, to be held on 26 September 2008, the Board will comprise of fourteen Directors. Assuming that the Board continues to comprise of fourteen Directors, four Directors will be required to retire by rotation at the Company’s AGM in 2009 (in addition to those then subject to annual reappointment). Accordingly, the remaining Director to retire by rotation in 2009 will be selected by drawing lots from those Directors who would otherwise be due to retire by rotation at the AGM of the Company to be held in 2010.

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

42	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Board Practices
The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During the financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group.

Attendance of the current Directors at Board and Committee meetings during the year is set out in the table below:

				Corporate
				Governance and
	Board	Audit	Remuneration	Nominations

Number of meetings held in year	8	6	3	3
Director
James Murdoch, Chairman	8	–	–	–
Jeremy Darroch, CEO	8	–	–	–
Andrew Griffith, CFO	2	–	–	–
Chase Carey	6	–	–	–
David DeVoe	7	–	–	–
David Evans(i)	7	–	3	–
Nick Ferguson(i)(ii)	7	–	3	1
Andy Higginson(iii)	6	5	–	–
Allan Leighton(iii)	8	6	–	–
Jacques Nasser(i)	6	–	2	–
Gail Rebuck(iii)	7	6	–	–
Danny Rimer	2	–	–	–
Lord Rothschild(ii)	8	–	–	3
Arthur Siskind(ii)	8	–	–	2
Lord Wilson of Dinton(ii)	8	–	–	3
Rupert Murdoch, Ex-Chairman	3	–	–	–

(i)	Remuneration Committee member
(ii)	Corporate Governance and Nominations Committee member
(iii)	Audit Committee member

In accordance with good practice, the independent Non-Executive Directors of the Board held separate meetings during the year.

Board role
A schedule of matters reserved for the full Board’s determination and/or approval is in place, which includes:

•	approval of the annual budget and any changes to it;
•	a major change in the nature, scope or scale of the business of the Group;
•	approval of the interim and final results;
•	approval of any dividend policy;
•	changes relating to the Group’s capital structure, including reductions of capital and share buy-backs;
•	the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;
•	the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value;
•	approval of resolutions to be put forward to shareholders at a general meeting;
•	communication involving the general state of the Company;
•	changes to the structure, size and composition of the Board, following, if applicable, recommendations from any committee to which the Board delegates consideration of such issues;
•	appointment and removal of the Chairman of the Board and the CEO; and
•	determining the independence of Non-Executive Directors.

The Board has also delegated specific responsibilities to Board Committees, notably the Audit, Remuneration and Corporate Governance and Nominations Committees, as set out below. Directors receive Board and Committee papers several days in advance of Board and Committee meetings. In addition, the Board members have access to external professional advice at the Company’s expense. Non-Executive Directors serve for an initial term of three years, subject to reappointment by shareholders following appointment, subsequent reappointment by shareholders, and Companies Act provisions relating to the removal of Directors. In addition, reappointment for a further term is not automatic, but may be mutually agreed. All of the Directors are required to retire and offer themselves for reappointment at least once in every three years. Non-Executive Directors who have served for more than nine years on the Board are now subject to annual reappointment in accordance with the Combined Code.

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

Where appropriate, additional training and updates on particular issues are arranged. For example, during the year the Board received a briefing on Directors’ Duties which were codified for the first time by the Companies Act 2006, which is being introduced on a phased basis.

During the year, the Directors carried out a full evaluation of the performance of the Board, its committees and individual Directors. The evaluation consists of each Director meeting individually with the Chairman of the Corporate Governance and Nominations Committee. The evaluation confirmed that the Board was satisfied with the Board’s overall performance. The Non-Executive Directors also meet separately without the Chairman and Executive Directors present to evaluate the performance of the Chairman.

Following this year’s review, the Corporate Governance and Nominations Committee and Board have confirmed that all Directors standing for reappointment at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.

Andrew Griffith and Daniel Rimer retire and offer themselves for reappointment at the 2008 AGM in accordance with the Company’s Articles of Association. David Evans, Allan Leighton, James Murdoch and Lord Wilson of Dinton retire from the Board by rotation, and being eligible, offer themselves for reappointment at this AGM. Lord Rothschild will also retire from the Board by rotation at this year’s AGM but will not be seeking reappointment by the shareholders. David DeVoe and Arthur Siskind are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years.

Board Committees
Terms of reference for the governance of the Board Committees can be found on the Company’s corporate website.

Remuneration Committee
The members of the Remuneration Committee are Nicholas Ferguson (Chairman), David Evans and Jacques Nasser, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.

The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work. Following publication of the annual report,

British Sky Broadcasting Group plc	43
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Corporate governance report
continued

meetings and round-table discussions are arranged between the Remuneration Committee and institutional shareholders to discuss remuneration policy and aspects of the Committee’s Report on Directors’ remuneration. The Remuneration Committee Chairman reports regularly to the Board on its activities.

James Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee. Their attendance at these meetings is as observers only and in a non-voting capacity.

The report on Directors’ remuneration can be found on pages 46 to 53. In accordance with the Directors’ Remuneration Report Regulations 2002, the Report on Directors’ remuneration will be put forward for an advisory shareholder vote at the AGM.

Corporate Governance and Nominations Committee
The Corporate Governance and Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Nicholas Ferguson, Lord Rothschild and Arthur Siskind. Nicholas Ferguson was appointed as a member of the Corporate Governance and Nominations Committee on 5 February 2008. The Corporate Governance and Nominations Committee met three times during the year and the Chairman reports regularly to the Board on its activities. Its main duties include:

•	the identification and nomination, for approval by the Board, of candidates to fill Board vacancies as they arise;
•	the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge and experience on the Board;
•	the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;
•	the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitment, term of office and committee service as well as their duties and liabilities as a Director, including details of the Company’s corporate governance policies and directors’ & officers’ liability insurance cover; and
•	the monitoring of the Company’s compliance with applicable Corporate Governance Codes and other similar requirements.

On 7 December 2007 the Company announced that the then Chairman Rupert Murdoch would be stepping down from the Board and that he would be replaced by James Murdoch as Non-Executive Chairman and furthermore that Jeremy Darroch had been appointed as CEO.

These changes were overseen by the Corporate Governance and Nominations Committee and were unanimously approved by the Board of Directors.

The Corporate Governance and Nominations Committee was clear that the appointment of the Chairman had to be in the best interest of the Company and its shareholders. The Board was unanimous in its decision that the appointment of James Murdoch as Chairman met that key test given his deep knowledge and understanding of the strategic issues facing the Company and the industries in which it operates. As a result of these factors, the Committee did not use an external search consultancy nor open advertising to assist with the appointment.

In looking to recruit a CEO to replace James Murdoch, the Corporate Governance and Nominations Committee was assisted by JCA Group Limited (‘‘JCA’’), Executive Search Consultants. The Committee drew up a list of potential candidates from both inside and outside the Company which provided the basis for the final list of candidates prepared by JCA.

It was the unanimous decision by the Board, following a recommendation by the Corporate Governance and Nominations Committee, that Jeremy Darroch be appointed as the CEO of the Company.

Following the appointment of Jeremy Darroch as CEO, the Company then embarked on a selection process for a new CFO. The Corporate Governance and Nominations Committee was again assisted in this search by JCA Group Limited who drew up a list of potential candidates drawn from inside and outside the Company. These candidates were then reduced down to a shortlist of two, both of whom met with the CEO, the Chairman of the Corporate Governance and Nominations Committee and the Chairman of the Audit Committee.

The Board were unanimous in their decision to appoint Andrew Griffith as CFO.

During the board evaluation held in the previous year, the Board had identified a need for the appointment of a Non-Executive Director with a deep knowledge and understanding of the rapidly developing internet sector. Daniel Rimer had come to the Board’s attention as somebody with the relevant expertise and, after meeting with the Chairman of the Corporate Governance and Nominations Committee, was recommended as a Non-Executive Director of the Company.

The Corporate Governance and Nominations Committee led the evaluation of the Board that was completed during the year as discussed earlier in this report.

The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to the independent status of the current Non-Executive Directors. The table on page 39 clearly sets out those Non-Executive Directors who are considered by the Board to be independent. The Board’s criteria for determining whether a Non-Executive Director is independent are set out in the Memorandum on Corporate Governance which can be found on the Company’s corporate website. The Committee’s review took into consideration the fact that Allan Leighton will have served on the Board for nine years in October 2008. Provision A.3.1. of the Combined Code suggests that serving more than nine years could be relevant to the determination of a Non-Executive Director’s independence. The Committee concluded that Mr Leighton continued to demonstrate the essential characteristics of independence expected by the Board and that there are no relationships or circumstances that are likely to affect, or could appear to affect, his judgement. In accordance with requirement A.7.2. of the Combined Code, Mr Leighton will be subject to annual reappointment by shareholders with effect from the Company’s AGM in 2009.

Audit Committee
The Audit Committee, which consists exclusively of Independent Non-Executive Directors, has clearly defined terms of reference as laid down by the Board. The composition of the Audit Committee is currently Allan Leighton (Chairman), Gail Rebuck and Andrew Higginson. The CFO and representatives from the external auditor and the internal audit department attend meetings at the request of the Audit Committee. It is also usual practice for the CEO to attend meetings of the Audit Committee. Other finance and business executives attend meetings from time to time. The Audit Committee Chairman reports regularly to the Board on its activities.

David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee. Their attendance at these meetings is as observers only and in a non-voting capacity. All three members of the Audit Committee are independent for the purposes of the Combined Code and Rule 10A-3(b)(1) under the Exchange Act. The members have wide ranging experience to bring to the work of the Audit Committee. The Audit Committee met six times during the year. Its duties include:

•	making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing with the external auditors the nature, scope and fees for the external auditors’ work;
•	reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financial statements of the Group;
•	reviewing and approving the Group’s US Annual Report on Form 20-F prior to its filing;
•	reviewing the Group’s significant accounting policies;
•	reviewing the Group’s systems of internal control;
•	reviewing the Group’s treasury policies;
•	recommending the appointment of the Group’s Director of Internal Audit;
•	reviewing the audit plan and findings of the Group’s internal audit function;
•	monitoring and reviewing the effectiveness of the Group’s internal audit function;
•	monitoring the Group’s whistle-blowing policy;
•	News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a

44	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

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

The Audit Committee does not include an ‘‘Audit Committee Financial Expert’’ as such term is defined by the SEC rules. The Audit Committee members have considerable financial and business experience and the Board considers that the membership as a whole has sufficient recent and relevant financial experience to discharge its functions. In addition, the Board has determined that each member of the Audit Committee has sufficient accounting or related financial management expertise as required by the NYSE listing rules. Accordingly, it is the opinion of the Board not to formally designate a member as the Audit Committee financial expert.

Internal control
The Directors have overall responsibility for establishing and maintaining the Group’s systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999 and updated by the Financial Reporting Council in October 2005. This process has been in place for the year ended 30 June 2008 and up to the date on which the financial statements were approved.

The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group’s systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2008 and up to the date on which the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group’s internal audit team and the external auditors.

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

Management’s report on internal control over financial reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management, including the CEO and CFO, has conducted an evaluation to assess the effectiveness of the Group’s internal control over financial reporting as of 30 June 2008 based upon criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their assessment, management concluded that, as at 30 June 2008, the Group’s internal control over financial reporting was effective.

The audit reports set out on page 56 are issued in accordance with auditing standards of the Public Company Accounting Oversight Board (US). These reports express unqualified opinions on the consolidated financial statements of the Group as of and for the year ended 30 June 2008 as well as on the effectiveness of the Group’s internal control over financial reporting as at 30 June 2008.

Disclosure controls and procedures
The Company maintains disclosure controls, procedures and systems that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and the Company’s UK listing obligations and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow such timely decisions regarding required disclosures. The Company has established a disclosure committee. The committee is chaired by the Company Secretary and its members consist of senior managers from group finance, legal and investor relations. It has responsibility for considering the materiality of information (including inside information) and on a timely basis, determination of the disclosure and treatment of such information. The committee also has responsibility for overseeing the process for the formal review of the contents of the Company’s Annual Report and filing on Form 20-F.

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of these disclosure controls, procedures and systems at 30 June 2008. Based on that evaluation, the CEO and CFO of the Company have concluded that the Company’s disclosure controls and procedures are effective.

Changes in internal controls
No change in the Group’s internal control over financial reporting has occurred during the year ended 30 June 2008 that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Use of external auditors
The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

•	those services which the auditors are not permitted to provide;
•	those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and
•	those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.

For the year ended 30 June 2008, the Audit Committee has discussed the matter of audit independence with Deloitte & Touche LLP, the Group’s external auditors, and has received and reviewed confirmation in writing that, in Deloitte & Touche LLP’s professional judgement, Deloitte & Touche LLP is independent within the meaning of all UK and US regulatory and professional requirements and the objectivity of the audit engagement partner and audit staff is not impaired.

The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-

British Sky Broadcasting Group plc	45
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Corporate governance report
continued

audit fees charged, or any other facts or circumstances. There were no services provided during the year that were not pre-approved by the Audit Committee in accordance with the Group’s policy.

Communication with shareholders
Presentations and webcasts on the development of the business are available to all shareholders on the Company’s corporate website. The Company also uses email alerts and actively promotes downloading of all reports enhancing speed and equality of shareholder communication. The Company has taken full advantage of the provisions within the Companies 2006 Act allowing the website to be used as the primary means of communication with shareholders where they have not requested hard copy documentation. The shareholder information section on pages 104 to 111 contains further details on electronic shareholder communications together with more general information of interest to shareholders which is also included on the Company’s corporate website.

The Company is committed to maintaining and improving dialogue with shareholders in order to ensure that the objectives of both the Group and the shareholders are understood.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The Company also makes presentations to analysts and investors around the time of the half-year and full-year results announcement; conference calls are held with analysts and investors following the announcement of the first quarter and third quarter results, and on occasion, following the announcement of the fourth quarter results, and presentations are made during the year to many existing or potential shareholders. During the year, various members of the Board have met with institutional shareholders and representative bodies, reinforcing the continuation of open dialogue and discussion of strategy between the Board and its shareholders. Non-Executive Directors are offered the opportunity to attend meetings with major shareholders and are expected to attend if required.

The Board views the AGM as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. All members of the Board attended the 2007 AGM. At the AGM, the Chairman provides a brief summary of the Company’s activities for the previous year to the shareholders. All resolutions at the 2007 AGM were voted by way of an electronic poll. This follows best practice and allows the Company to count all votes rather than just those of shareholders attending the meeting. As recommended by the Combined Code, all resolutions were voted separately and the voting results, which included all votes cast for, against and those withheld, together with all proxies lodged prior to the meeting, were indicated at the meeting and the final results were released to the London Stock Exchange as soon as practicable after the meeting. The announcement was also made available via a link on the Company’s corporate website. As in previous years, the proxy form and the announcement of the voting results made it clear that a ‘vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against the resolution.

Directors’ responsibilities
The responsibilities of the Directors are set out on page 55.

Report on directors’ remuneration
1. Remuneration Committee
1.1 Role of the Remuneration Committee and terms of reference
The Remuneration Committee (the ‘‘Committee’’) is responsible for recommendations to the Board regarding:

•	the design and implementation of incentive compensation arrangements including share-based schemes;
•	remuneration packages for Executive Directors of the Company, including basic salary, performance-based bonus and long-term incentives, pensions and other benefits; and

•	the Company’s policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be recommended to the Committee by the CEO.

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

The Committee met three times during the year.

The full terms of reference for the Committee are available on the Company’s corporate website.

1.2 Membership of the Committee
The Committee comprised of the following Independent Non-Executive Directors throughout the year ended 30 June 2008:

•	David Evans
•	Nicholas Ferguson (Chairman)
•	Jacques Nasser

During the year, the Committee sought the advice of James Murdoch as CEO until 6 December 2007, and then Jeremy Darroch on matters relating to the Executive Directors and Senior Executives who report to the CEO and advice from the Director for People. The Committee was supported by the Company Secretary, the finance and the human resources functions. No Director was present when matters affecting his remuneration were considered. The former Chairman Rupert Murdoch (until 6 December 2007), did not attend any Committee meetings during the year. James Murdoch has attended one meeting of the Committee.

2. Advisors
The Committee has engaged the services of both a lead adviser Patterson Associates LLP and a support adviser Hewitt New Bridge Street (formerly New Bridge Street Consultants LLP). The lead adviser advises the Committee and the Company on overall direction and acts as the primary lead for advice. The support adviser advises on share-based awards, performance monitoring, remuneration data and accounting including IFRS and US GAAP for any existing or new incentives and remuneration schemes and provides analytical support. The support adviser works in conjunction with the lead adviser and they provided no other services to the Company during the year.

3. Remuneration policy
The Committee’s reward policy reflects its aim to align Executive Directors’ remuneration with shareholders’ interests and to engage and retain world-class executive talent for the benefit of the Group. The main principles of the policy are that:

•	total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates;
•	the majority of the total reward should be linked to the achievement of demanding performance targets; and
•	appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its benchmark.

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

46	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

has led investors to expect continued excellence in operational delivery. Accordingly, 70% of the Long-Term Incentive Plan (‘‘LTIP’’) vests based on operational performance, while 30% vests based on Total Shareholder Return (‘‘TSR’’) relative to the constituents of the FTSE 100. The operational performance conditions chosen to date include earnings per share (‘‘EPS’’), free cash flow per share (‘‘FCF’’) and Direct to Home (‘‘DTH’’) subscriber growth. The Committee will decide on appropriate performance conditions for future awards. It is currently expected that these will be similar to those currently used.

All LTIP programmes are measured over three years using the performance measures described above for the LTIP.

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

Overview of current remuneration elements for executives, including Executive Directors

Element	Objective	Performance conditions

Basic salary (see section 4.2)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Reviewed annually on the basis of external market benchmarking and/or reference to internal positioning

Annual bonus (see section 4.3)	Rewards achievement of short-term objectives set during the year	Cash award is subject to achievement of team and individual objectives. For Executive Directors, award is wholly dependent on group-level objectives (earnings, cash and subscriber growth)

LTIP (see section 4.4)	Rewards the achievement of long-term objectives	30% of the award is subject to achievement of relative TSR performance vs. the FTSE 100 over three years. 70% of the award is subject to achievement of operating targets for EPS, FCF and DTH subscriber growth

Pension and other benefits (see sections 6 and 7)	Set below market norms, to reflect higher proportion of performance pay	Not applicable

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

The proportions of fixed and variable pay vary with performance outcomes. However, for target performance, approximately three-quarters of Executive Directors’ remuneration is performance-related in the year ended 30 June 2008, as shown by the chart below:

Remuneration mix

Notes to chart:
•	FTSE Comparator Group is ten companies above and ten companies below BSkyB in the FTSE 100, ranked by market capitalisation on 30 April 2008.
•	Comparator pay data was taken from the most recently available annual reports at 30 April 2008.
•	Annual bonus valuation assumes on-target performance.
•	LTIP valuation assumes annualised expected value, where expected value is face value at the time of grant, discounted to reflect expected vesting for target performance.

4.2 Basic salary
The basic salary for each Executive Director and Senior Executive is determined by the Committee taking into account the recommendations of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates and companies of a similar size. Salaries for the CEO and CFO are periodically benchmarked against equivalent roles in comparable companies.

There was no change to James Murdoch’s salary between the beginning of this financial year and 6 December 2007, when he ceased to be CEO. During the period that he was CFO in this financial year, there was no change to Jeremy Darroch’s salary; however, it increased by 29% upon his appointment as CEO on 7 December 2007. Andrew Griffith was awarded a salary of £450,000 upon his appointment as CFO on 7 April 2008. These salaries reflect the Committee’s view of the appropriate base salary on appointment for roles of this complexity in a rapidly evolving business environment, taking into account a range of market benchmarks as described above. Over time, it should be expected that these salaries would increase to industry market levels as each individual gains experience in their respective roles.

4.3 Annual bonus
Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. For the Executive Directors the level of bonus paid depends purely on Group-wide operational performance measures, specifically: operating profit, free cash flow and DTH subscriber growth. These measures were chosen to reflect the tensions inherent in balancing growth, investment and returns to shareholders: an improvement in one measure may come at the expense of improvement in another.

For the CEO, the maximum bonus that may be awarded is 200% of salary, while for the CFO the maximum bonus that may be awarded is 125% of salary, and for on target performance they would receive 130% and 100% of salary respectively.

British Sky Broadcasting Group plc	47
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Report on Directors’ remuneration
continued

For performance in the year ended 30 June 2008, which exceeded target by a substantial margin, the CEO and CFO were awarded the following bonus payments:

	Bonus amount	As a
	(£)	% of salary

Jeremy Darroch	1,216,250	162%
Andrew Griffith	450,000	100%
James Murdoch	827,292	80%

For the year 1 July 2008 to 30 June 2009, the operational measures that will govern bonus payouts will again be: operating profit, free cash flow, and DTH subscriber growth.

Although bonus awards are primarily driven by performance relative to the stated measures, the Committee retain the discretion to adjust payouts (up and down), as an exception, if they feel that an important aspect of performance has not been reflected.

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

The current LTIP plan was approved by shareholders on 30 October 1998, and expires on 30 October 2008. The rules have been re-drafted and updated in 2008, and will be submitted for shareholder approval at the AGM on 26 September 2008. These updates primarily concern technical improvements and clarifications, a summary of which can be found in the Notice of Annual General Meeting.

Design of LTIP plan
The LTIP has a structure tailored to the needs of the Company in which grants are made every year, but vesting occurs biennially, designed to reduce Executives’ reliance on annual vesting of LTIP awards. In the first year, an Executive is granted an award of shares that vests at the end of the three year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to normally no more than 100% of the year one award can be made. This award vests at the same time as the first award. While second year grants are linked to the previous year and therefore capped, the size of first year grants are determined by the Committee on the basis of a range of factors including internal and external market benchmarks. The grant is made in terms of a number of shares (as opposed to a monetary value) and therefore values in relation to salary may vary with share price movements.

Performance conditions for LTIP plan
The awards vest, in full or in part, dependent on points gained for satisfying performance targets measured over three years. Performance targets are calibrated to ensure the achievement of Sky’s stretching long-term goals, and the cumulative total points achieved governs vesting. The extent to which performance targets have been met is reviewed by the Committee regularly and at the date of vesting of each award.

Awards which vested in August 2007
The awards made in 2004 and 2005 vested on 11 August 2007. Vesting of 70% of the awards was subject to operational performance, as follows:

		Extent to which
Operational performance measure	Target	target achieved

EPS growth	Retail Price Index (‘‘RPI’’) + 7%	142%
Free Cash Flow per Share	Undisclosed	106%
	(commercially sensitive)
Growth in DTH Subscriber	Undisclosed	109%
Numbers	(commercially sensitive)

As performance on all three of these measures exceeded targets, this portion of the awards vested in full. Vesting of the remaining 30% of the awards was subject to TSR performance relative to the constituents of the FTSE 100 at the time of grant. Despite the strong operational performance of the Company during the three year period ending 10 August 2007 the Company’s TSR performance was below median and accordingly the TSR portion of these awards lapsed.

Awards vesting in August 2009
Awards were made in August 2006, 30 July 2007, 6 February 2008 and 30 April 2008 to Executive Directors as detailed in section 13 (LTIP) of this report. The first two of these awards were regular annual LTIP awards made to the CEO and CFO, reflecting market benchmarks and the Committee’s desire to ensure that incentive compensation for Executive Directors was tied to an appropriate mix of long-term, stretching performance goals. The awards made in February and April 2008 were one-off awards made to Jeremy Darroch and Andrew Griffith upon their appointments as CEO and CFO respectively, to make their overall award level for the year commensurate with someone holding that position.

These awards are due to vest in August 2009, and are subject to performance in the preceding three years. As in previous years, vesting of 70% of the award is dependent on operational measures, while 30% is governed by TSR performance. The specifics of the measures and targets are as follows:

i) Operational performance (governing 70% of award)
Points are awarded for performance on three operational measures as follows:

EPS growth		Free cash flow per share		DTH subscriber growth

		Performance		Performance
Performance	Points	achieved	Points	achieved	Points
achieved	awarded	(% of target)	awarded	(% of target)	awarded

		105%		105%
RPI + 8% pa	10	or more	10	or more	10
RPI + 7% pa	8	100%	8	100%	8
RPI + 6% pa	6	95%	6	95%	6
RPI + 5% pa	4	90%	4	90%	4
RPI + 4% pa	2	85%	2	85%	2
RPI + 3% pa	1	75%	1	75%	1
Less than		Less than		Less than
RPI + 3% pa	0	75%	0	75%	0

The total number of points awarded governs the extent of vesting of the operational portion, according to a straight-line vesting schedule:

	Resulting vesting

	% of	% of
Total points achieved	operational portion	overall award

Less than 1	0%	0%
1	10%	7%
1-21	10% – 100% on a	7% – 70% on a
	straight-line basis	straight-line basis
21 or more	100%	70%

48	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

ii) TSR Performance (governing 30% of award)
The Company’s TSR performance is measured relative to the constituents of the FTSE 100 at the time of grant. If the Company’s TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one third of the TSR portion of the award vests. For performance in the upper quartile, the whole TSR portion of the award vests. For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:

TSR vesting schedule

TSR calculations are conducted independently by Hewitt New Bridge Street, employing a methodology which averages share prices over three months prior to grants and the three months prior to the end of the three-year performance period.

5. Other share plans
5.1 Management Long-Term Incentive Plan (‘‘Management LTIP’’)
The Company also operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme. Selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. Awards under this scheme are made at the discretion of the CEO. To date, the Management LTIP has mirrored the LTIP for Senior Executives and Executive Directors, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the delivery of shares purchased in the market.

5.2 Executive Share Option Schemes (‘‘Executive Schemes’’)
The Company has in place Approved and Unapproved Executive Share Option Schemes under Her Majesty’s Revenue & Customs (‘‘HMRC’’) guidelines. Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. No options have been granted since 2004 and the Company currently has no intention of making grants under the Executive Scheme in the foreseeable future.

5.3 Sharesave Scheme
The Sharesave Scheme is open to all UK and Irish employees, including Executive Directors. Options are normally exercisable after either three or five years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year-end results.

6. Pensions
The Group provides pensions to eligible employees through the BSkyB Pension Plan (‘‘Pension Plan’’), which is a defined contribution plan. Employees contribute a minimum of 4% of pensionable salary (basic salary less the pension offset) into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

7. Other benefits
Executive Directors are entitled to use of a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan, and private medical insurance.

8. Service agreements
Policy
The Committee’s stated policy is that Executive Directors’ service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case-by-case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director’s total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

James Murdoch
On 6 December 2007, James Murdoch relinquished the role of CEO, to take up the role of Non-Executive Chairman. His remuneration consists of Chairman’s fees of £25,000 per annum together with a Non-Executive Director’s fee of £50,000. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for his service as CEO during the 2007/08 financial year. Prior to his appointment as Chairman, James Murdoch had received a base salary of £1,045,000 per annum.

Jeremy Darroch
Jeremy Darroch was appointed CEO of the Company on 7 December 2007. His initial service contract as CFO with the Company commenced on 16 August 2004 and was revised with effect from 7 December 2007. The new agreement shall continue unless, or until, terminated by either party giving to the other not less than twelve months’ notice in writing. Jeremy Darroch’s revised remuneration consists of a base salary of £750,000 per annum. Jeremy Darroch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

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

On termination of the agreement, Jeremy Darroch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. In the instance of the termination of Jeremy Darroch’s employment for cause, he would be paid salary and benefits up to the date of termination but this would not include any pro-rata bonus.

Jeremy Darroch is a Non-Executive Director of Marks & Spencer Group plc and retained fees for this appointment of £73,000 for the year ended 30 June 2008.

Andrew Griffith
Andrew Griffith has a service agreement with the Company that commenced on 7 April 2008 and shall continue unless, or until, terminated by either party giving to the other not less than twelve months’ notice in writing. Andrew Griffith’s remuneration consists of a base salary of £450,000 per annum. Andrew Griffith will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

Andrew Griffith is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance and an entitlement to participate in the LTIP.

Andrew Griffith has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Andrew Griffith will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. In the instance of the termination of Andrew Griffith’s

British Sky Broadcasting Group plc	49
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Report on Directors’ remuneration
continued

employment for cause, he would be paid salary and benefits up to the date of termination but this would not include any pro-rata bonus.

9. Non-Executive Directors
There has been no increase in the basic fees payable to the Non-Executive Directors and the Chairman set by the Board of Directors for the financial year ending 30 June 2009; basic fees are £50,000 (2008: £50,000). Furthermore, the Non-Executive Directors will be paid an additional £10,000 (2008: £10,000) per annum each for membership of the Audit Committee, the Remuneration Committee and the Corporate Governance and Nominations Committee. The Chairman and the Chairmen of the Audit Committee, the Remuneration Committee and the Corporate Governance and Nominations Committee each receive an additional £25,000 per annum (2008: £25,000). The Deputy Chairman will receive an additional fee of £10,000 per annum (2008: £10,000). Finally, the Senior Independent Director will receive an additional fee of £15,000 per annum (2008: £15,000). Each Non-Executive Director is engaged by the Company for an initial term of three years. Reappointment for a further term is not automatic, but may be mutually agreed.

10. Performance graph
The following graph shows the Company’s performance measured by TSR in the five years to 30 June 2008. This graph shows the growth in the value of a hypothetical £100 holding in the Company’s ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market indices for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company’s long-term incentive plans.

Breakdown of shareholder return from 1 July 2003 to 30 June 2008

11. Share interests
The interests of the Directors in the ordinary share capital of the Company during the year were:

	At		At
	30 June		30 June
Name of Director	2008		2007

Jeremy Darroch	60,000		–
David Evans	16,000	(i)	16,000	(i)
Nicholas Ferguson	10,000		10,000
Andrew Higginson	2,160		2,104
Lord Rothschild	100,000		100,000
Lord Wilson of Dinton	486		486

(i) Held in the form of 4,000 ADSs, one ADS is equivalent to four ordinary shares.

Lord Rothschild is also deemed to be interested in 2 million ordinary shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and in 18,750 ordinary shares as a result of being a trustee of two charitable foundations of which Lord Rothschild is not a beneficiary.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2008 and 30 July 2008.

During the year ended 30 June 2008, the share price traded within the range of 465.0p to 713.5p per share. The middle-market closing price on the last working day of the financial year was 465.0p.

50	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

12. Directors’ remuneration
The emoluments of the Directors for the year are shown below:

	Salary and fees	Bonus scheme	Benefits	Total emoluments before pension 2008	Pensions	Total emoluments including pension 2008	Total emoluments including pension 2007	Total emoluments including pension 2006

	£	£	£	£	£	£	£	£

Executive
Jeremy Darroch(i)	675,029	1,216,250	17,132	1,908,411	53,639	1,962,050	1,423,752	1,324,958
Andrew Griffith(ii)	106,154	450,000	2,948	559,102	8,402	567,504	–	–

Non-Executive
James Murdoch(iii)	493,897	827,292	349	1,321,538	35,937	1,357,475	2,993,124	2,749,285
Chase Carey	50,000	–	–	50,000	–	50,000	44,700	42,600
David F. Devoe	50,000	–	–	50,000	–	50,000	44,700	42,600
David Evans	60,000	–	–	60,000	–	60,000	49,700	47,600
Nick Ferguson	104,603	–	–	104,603	–	104,603	59,700	51,805
Andrew Higginson	60,000	–	–	60,000	–	60,000	49,700	47,600
Allan Leighton	85,000	–	–	85,000	–	85,000	59,700	57,600
Jacques Nasser	60,000	–	–	60,000	–	60,000	49,700	53,395
Gail Rebuck	60,000	–	–	60,000	–	60,000	49,700	47,600
Daniel Rimer(iv)	11,795	–	–	11,795	–	11,795	–	–
Lord Rothschild	68,629	–	–	68,629	–	68,629	59,700	57,600
Arthur Siskind	60,000	–	–	60,000	–	60,000	49,700	47,600
Lord Wilson of Dinton	85,000	–	–	85,000	–	85,000	59,700	57,600

Former Directors
Rupert Murdoch(v)	32,404	–	–	32,404	–	32,404	54,700	52,600
Lord St John of Fawsley(vi)	–	–	–	–	–	–	15,244	42,600

Total emoluments	2,062,511	2,493,542	20,429	4,576,482	97,978	4,674,460	5,063,520	4,723,043

Notes:
(i)	Jeremy Darroch received a salary of £577,500 per annum up to 6 December 2007 which was increased to £750,000 on 7 December 2007 following his appointment as CEO.
(ii)	Andrew Griffith was appointed as a Director to the Board on 7 April 2008.
(iii)	James Murdoch received a salary of £1,045,000 per annum up to 6 December 2007, which was reduced to £75,000 per annum on 7 December 2007 following his appointment as Non- Executive Chairman.
(iv)	Daniel Rimer was appointed as a Non-Executive Director on 7 April 2008.
(v)	Rupert Murdoch resigned as a Director of the Company on 6 December 2007.
(vi)	Lord St John of Fawsley resigned as a Director of the Company on 3 November 2006.

British Sky Broadcasting Group plc	51
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Report on Directors’ remuneration
continued

13. LTIP
Details of all outstanding awards held under the LTIP are shown below:

	Number of shares under award

	At 30 June		Granted during the year		Exercised during the year		Lapsed during the year		At 30 June 2008		Exercise price	Market price at date of exercise	Date of award	Market price at date of award	Date from which exercisable	Expiry date

Name of Director	2007

James Murdoch(i)	450,000		–		–		450,000	(i)	–		n/a	£6.715	11.08.04	£4.770	n/a	n/a
	382,500		–		–		382,500	(i)	–		n/a	£6.715	08.11.05	£5.015	n/a	n/a
	550,000		–		–		–		550,000	(ii)	n/a	n/a	03.08.06	£5.425	03.08.09	03.08.10
	–		550,000		–		–		550,000	(ii)	n/a	n/a	30.07.07	£6.645	03.08.09	03.08.10

Jeremy Darroch	250,000		–		175,000	(iii)	75,000	(iv)	–		n/a	£6.5342	16.08.04	£4.715	n/a	n/a
	212,500		–		148,750	(iii)	63,750	(iv)	–		n/a	£6.5342	08.11.05	£5.015	n/a	n/a
	290,000		–		–		–		290,000		n/a	n/a	03.08.06	£5.425	03.08.09	03.08.10
	–		290,000		–		–		290,000		n/a	n/a	30.07.07	£6.645	03.08.09	03.08.10
	–		295,000		–		–		295,000		n/a	n/a	06.02.08	£5.770	03.08.09	03.08.10

Andrew Griffith	100,000	(v)	–		–		–		100,000		n/a	n/a	03.08.06	£5.425	03.08.09	03.08.10
	50,000	(v)	–		–		–		50,000		n/a	n/a	30.05.07	£6.635	03.08.09	03.08.10
	–		125,000	(v)	–		–		125,000		n/a	n/a	30.07.07	£6.645	03.08.09	03.08.10
	–		125,000		–		–		125,000		n/a	n/a	30.04.08	£5.450	03.08.09	03.08.10

Notes: The performance conditions attaching to these awards are set out in section 4.4 (LTIP). The aggregate amount received by the directors under the LTIP was £5,636,562 (2007: nil). James Murdoch’s LTIP entitlement was settled in cash.
(i)	Under the terms of James Murdoch’s service agreement, the Company elected to pay him in cash an amount equal to the then market value of the 582,750 shares that vested. The market price of the shares at the time of the payment was 671.5p. Furthermore, upon the payment made to James Murdoch, the awards lapsed.
(ii)	These options remain exercisable to the fullest extent subject to the achievement of the performance conditions. Again, the Company may elect to pay cash.
(iii)	Jeremy Darroch exercised in total 323,750 shares of which 263,750 were sold and 60,000 shares were retained as a personal interest.
(iv)	See performance conditions for LTIP plan on page 48.
(v)	These awards were made under the Company’s Management LTIP plan prior to Andrew Griffith’s appointment as a Director of the Company on 7 April 2008.

14. Executive Share Options
Details of all outstanding options held under the Executive Schemes are shown below:

	Number of options

			Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2008	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
	At 30 June 2007
Name of Director

Andrew Griffith(i)	3,030	(ii)	–	–	–	3,030	£9.90	n/a	23.11.03	23.11.10
	25,222		–	–	–	25,222	£9.90	n/a	23.11.03	23.11.10
	40,025		–	–	–	40,025	£7.94	n/a	06.11.04	06.11.11
	44,184		–	–	–	44,184	£6.62	n/a	01.09.07	05.09.13
	19,819	(ii)	–	–	–	19,819	£5.03	n/a	06.08.08	06.08.14

(i)	These are all awards that are outstanding following Andrew Griffith’s appointment as a Director on 7 April 2008.
(ii)	These options will vest upon the achievement of the performance target, being the growth in BSkyB’s EPS being equal to or greater than the increase in RPI plus 3% per annum.

52	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

15. Sharesave Scheme options
Details of all outstanding options held under the Sharesave Scheme are shown below:

	Number of shares under options

	At	Granted	Exercised	At		Date
	30 June	during the	during the	30 June	Exercise	from which
Name of Director	2007	year	year	2008	price	exercisable	Expiry date

Jeremy Darroch	4,281	–	–	4,281	£3.86	01.02.10	01.08.10

Options under the Company’s Sharesave Scheme are not subject to performance conditions.

Signed on behalf of the Board
Nicholas Ferguson
Remuneration Committee Chairman
30 July 2008

British Sky Broadcasting Group plc	53
Annual Report 2008

Back to Contents

Directors’ report – governance
continued

Other statutory information
Payment policy
The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specific agreement, it is the policy of the Group to pay suppliers on a monthly basis. The Group had below 30 days’ purchases outstanding at 30 June 2008 (2007: below 30 days), based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2008. Programme creditors include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding number of days’ purchases is below 30 days (2007: below 30 days).

Financial instruments
Details of the Group’s use of financial instruments, together with information on our risk management objectives and policies, and our exposure to price risks, credit risks, liquidity risks and cash flow risks, can be found in note 23 to the accounts.

Share capital
Details of the structure of the Company’s share capital and changes in the share capital during the year are disclosed in notes 24 and 25 to the consolidated financial statements.

The Shareholder information item on pages 104 to 111 contains details of the rights attaching to the Company’s ordinary shares.

The information disclosed to the Company, as at 30 July 2008, under Rule 5 of the Disclosure and Transparency Rules of the Financial Services Authority in respect of holdings exceeding the 3% notification threshold is detailed in ‘‘Shareholder information – Major shareholders’’ on page 105.

Charitable contributions and community and environmental activities
The Bigger Picture Review, the Group’s sixth Corporate Responsibility Review, which does not form part of the Annual Report, will be published in October 2008, and will provide further information on the Group’s commitment to corporate responsibility, including community and environmental activities (see www.sky.com/responsibilities). An overview of the Group’s community and environmental activities is also included in the review of the business on page 18.

During 2008, the Group donated £2,021,649 (2007: £1,881,125) to charities in the UK in the form of cash. The Group’s total community investment (cash, time, in kind and management costs) will be published in the Corporate Responsibility Review.

Political contributions
Political contributions of the Group in the UK during 2008 amounted to nil (2007: nil).

Annual General Meeting
The notice convening the AGM, to be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on 26 September 2008 at 10.00am, is available for download from the Company’s corporate website at www.sky.com/corporate.

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

A resolution to reappoint Deloitte & Touche LLP as the Company’s auditors will be proposed at the forthcoming AGM.

By order of the Board,
Dave Gormley
Company Secretary
30 July 2008

54	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Consolidated financial statements

Statement of Directors’ responsibility
The Directors are responsible for preparing the Annual Report, Report on Directors’ remuneration and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare consolidated financial statements for each financial year. The Directors are required by the IAS Regulation to prepare the group financial statements under IFRSs as adopted by the European Union and as issued by the International Accounting Standards Board. The Directors have also elected to prepare financial statements for the Company in accordance with IFRSs as adopted by the European Union and as issued by the International Accounting Standards Board. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 ‘‘Presentation of Financial Statements’’ (‘‘IAS 1’’) requires that financial statements present fairly, for each financial year, the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board’s ‘‘Framework for the preparation and presentation of financial statements’’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, Directors are also required to:

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

British Sky Broadcasting Group plc	55
Annual Report 2008

Back to Contents
Consolidated financial statements
continued

Report of Independent Registered Public
Accounting Firm
To the Board of Directors and Shareholders of
British Sky Broadcasting Group plc
Grant Way, Isleworth
Middlesex TW7 5QD

We have audited the accompanying consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries (the ‘‘Group’’) as of 30 June 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the three years in the period ended 30 June 2008 (all expressed in pounds sterling). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of British Sky Broadcasting Group plc and subsidiaries as of 30 June 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2008, in conformity with International Financial Reporting Standards (‘‘IFRS’’) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (‘‘IASB’’).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of 30 June 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 July 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte & Touche LLP
London, England
30 July 2008

Report of Independent Registered Public
Accounting Firm
To the Board of Directors and Shareholders of
British Sky Broadcasting Group plc
Grant Way, Isleworth
Middlesex TW7 5QD

We have audited the internal control over financial reporting of British Sky Broadcasting Group plc and subsidiaries (the ‘‘Group’’) as of 30 June 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended 30 June 2008 of the Group and our report dated 30 July 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
London, England
30 July 2008

56	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Consolidated Income Statement
for the year ended 30 June 2008

		2008		2007		2006
	Notes	£m		£m		£m

Revenue	2	4,952		4,551		4,148
Operating expense	3	(4,228)		(3,736)		(3,271)
Operating profit		724		815		877

Share of results of joint ventures and associates	15	15		12		12
Investment income	4	47		46		52
Finance costs	4	(177)		(149)		(143)
Profit on disposal of joint venture	5	67		–		–
Impairment of available-for-sale investment	6	(616)		–		–
Profit before tax	7	60		724		798

Taxation	9	(187)		(225)		(247)
(Loss) profit for the year		(127)		499		551

(Loss) earnings per share from (loss) profit for the year (in pence)
Basic	10	(7.3	p)	28.4	p	30.2	p
Diluted	10	(7.3	p)	28.2	p	30.1	p

The accompanying notes are an integral part of this consolidated income statement.

Consolidated Statement of Recognised Income and Expense
for the year ended 30 June 2008

		2008	2007	2006
	Notes	£m	£m	£m

(Loss) profit for the year		(127)	499	551

Net loss recognised directly in equity
Loss on available-for-sale investments	16	(192)	(151)	–
Cash flow hedges		43	(70)	(160)
Tax on cash flow hedges		(13)	21	48
Exchange differences on translation of foreign operations		4	–	–
		(158)	(200)	(112)

Amounts reclassified and reported in the income statement
Cash flow hedges		2	109	106
Tax on cash flow hedges		–	(33)	(32)
Transfer to (loss) profit on impairment of available-for-sale investment		343	–	–
		345	76	74

Net profit (loss) recognised directly in equity		187	(124)	(38)

Total recognised income and expense for the year		60	375	513

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

British Sky Broadcasting Group plc	57
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Consolidated Balance Sheet
as at 30 June 2008

		2008	2007
	Notes	£m	£m

Non-current assets
Goodwill	12	852	741
Intangible assets	13	303	261
Property, plant and equipment	14	722	670
Investments in joint ventures and associates	15	114	34
Available-for-sale investments	16	338	797
Deferred tax assets	17	23	54
Trade and other receivables	19	19	–
Derivative financial assets	23	13	–
		2,384	2,557

Current assets
Inventories	18	310	384
Trade and other receivables	19	566	524
Short-term deposits	23	185	15
Cash and cash equivalents	23	632	435
Derivative financial assets	23	5	5
		1,698	1,363

Total assets		4,082	3,920

Current liabilities
Borrowings	22	338	16
Trade and other payables	20	1,294	1,295
Current tax liabilities		151	144
Provisions	21	27	8
Derivative financial liabilities	23	83	36
		1,893	1,499

Non-current liabilities
Borrowings	22	2,108	2,014
Trade and other payables	22	67	84
Provisions	21	22	18
Derivative financial liabilities	23	160	258
		2,357	2,374

Total liabilities		4,250	3,873

Shareholders’ (deficit) equity	25	(168)	47

Total liabilities and shareholders’ (deficit) equity		4,082	3,920

The accompanying notes are an integral part of this consolidated balance sheet.

58	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Consolidated Cash Flow Statement
for the year ended 30 June 2008

		2008	2007	2006
	Notes	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	26	997	1,007	1,004
Interest received		43	46	43
Taxation paid		(163)	(128)	(172)
Net cash from operating activities		877	925	875

Cash flows from investing activities
Dividends received from joint ventures and associates		11	9	7
Net funding to joint ventures and associates		(6)	(3)	(2)
Purchase of property, plant and equipment		(215)	(292)	(169)
Purchase of intangible assets		(124)	(64)	(43)
Purchase of available-for-sale investments		(6)	(947)	–
Purchase of subsidiaries (net of cash and cash equivalents purchased)		(72)	(104)	(209)
Proceeds from the sale of subsidiaries		3	–	–
(Increase) decrease in short-term deposits		(170)	632	(453)
Net cash used in investing activities		(579)	(769)	(869)

Cash flows from financing activities
Proceeds from borrowings		383	295	1,014
Repayment of borrowings		(16)	(192)	–
Repayment of obligations under finance leases		(1)	–	–
Proceeds from disposal of shares in Employee Share Ownership Plan (‘‘ESOP’’)		22	37	13
Purchase of own shares for ESOP		(45)	(76)	(17)
Purchase of own shares for cancellation		–	(214)	(408)
Interest paid		(165)	(154)	(105)
Dividends paid to shareholders		(280)	(233)	(191)
Net cash (used in) from financing activities		(102)	(537)	306

Effect of foreign exchange rate movements		1	–	1
Net increase (decrease) in cash and cash equivalents		197	(381)	313

Cash and cash equivalents at the beginning of the year		435	816	503
Cash and cash equivalents at the end of the year		632	435	816

The accompanying notes are an integral part of this consolidated cash flow statement.

British Sky Broadcasting Group plc	59
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements

1. Accounting policies
British Sky Broadcasting Group plc (the ‘‘Company’’) is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom (‘‘UK’’). The consolidated financial statements include the Company and its subsidiaries (together, the ‘‘Group’’) and its interests in associates and jointly-controlled entities.

a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as adopted by the European Union (‘‘EU’’), the Companies Act 1985 and Article 4 of the International Accounting Standard (‘‘IAS’’) Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board (‘‘IASB’’).

The following IFRSs were adopted from 1 July 2004, the date of transition to IFRS (the ‘‘Transition Date’’), which is earlier than required under the IFRS transitional provisions: IAS 32 ‘‘Financial Instruments: Disclosure and Presentation’’, IAS 39 ‘‘Financial Instruments: Recognition and Measurement’’, IFRS 2 ‘‘Share-based Payment’’ and IFRS 5 ‘‘Non-current Assets Held for Sale and Discontinued Operations’’.

b) Basis of preparation
The consolidated financial statements have been prepared on a going concern basis and on an historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2008, this date was 29 June 2008, this being a 52 week year (fiscal year 2007: 1 July 2007, 52 week year; fiscal year 2006: 2 July 2006, 52 week year). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June. The Group has classified assets and liabilities as current when they are expected to be realised in, or intended for sale or consumption in, the normal operating cycle of the Group.

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

These consolidated financial statements include the Group’s share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see accounting policy j). When the Group’s interest in an associate or joint venture has been reduced to nil because the Group’s share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or where the Group has made payments on behalf of the associate or joint venture. Where the disposal of an investment in an associate or joint venture is considered to be highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.

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

In respect of business combinations that occurred prior to the Transition Date, goodwill has been included at the amounts recognised under the Group’s UK Generally Accepted Accounting Principles (‘‘UK GAAP’’) accounting policies on the Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

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

e) Intangible assets and property, plant and equipment (‘‘PPE’’)
i. Intangible assets
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

The cost of PPE, less estimated residual value, is depreciated in operating expense on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal useful economic lives used for this purpose are:

60	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Freehold buildings	25 years
Equipment, furniture and fixtures	3 to 15 years
Assets under finance leases and	Lesser of lease term and the useful
leasehold improvements	economic life of the asset

Borrowing costs are recognised in finance costs in the period in which they are incurred regardless of how the borrowings have been applied.

f) Derivative financial instruments and hedging activities
The Group uses a number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.

In the current year, the Group has adopted IFRS 7 “Financial Instruments: Disclosures” which is effective for annual reporting periods beginning on or after 1 January 2007, and the consequential amendments to IAS 1 “Presentation of Financial Statements”.

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

When a cash flow hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the cash flow hedging instruments are immediately recognised in the income statement.

Derivatives that qualify for fair value hedge accounting
The Group has designated certain derivatives as fair value hedges as defined under IAS 39. Any changes in the fair value of the derivatives are recognised immediately in the income statement. The carrying value of the underlying hedged items are adjusted for the change in the fair value of the hedged risks, with the gains or losses recognised immediately in the income statement, offsetting the fair value movement on the derivative.

Prospective effectiveness is assessed quarterly, through a comparison of the principal terms of the hedging instrument and the underlying hedged item, including the likelihood of default by the derivative counterparty. The retrospective effectiveness of the Group’s fair value hedges is calculated quarterly using the cumulative dollar-offset approach, with movements in the fair value of the hedged item being compared to movements in the fair value of the hedging instrument. The Group uses a range of 80% to 125% for hedge effectiveness and any relationship which has effectiveness outside this range is deemed to be ineffective and hedge accounting is suspended.

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

Programming rights are included as inventories when the legally enforceable licence period commences and all of the following conditions have been met: (a) the cost of each programme is known or reasonably determinable; (b) the programme material has been accepted by the Group in accordance with the conditions of the rights, and (c) the programme is available for its first showing. Prior to being included in inventories, the programming rights are classified as television programme rights not yet available for transmission and not recorded on the Group’s balance sheet and are instead disclosed as contractual commitments (see note 27). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

The cost of television programme inventories is recognised in the operating expense line of the income statement, primarily as described below:

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

ii. Set-top boxes, routers and related equipment
Set-top boxes (including Sky+ boxes and Sky+ HD boxes), routers and related equipment are valued at the lower of cost and NRV, the latter of which reflects the value that the business expects to realise from the set-top boxes and related

British Sky Broadcasting Group plc	61
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

1. Accounting policies (continued)
equipment in the hands of the customer, and are recognised through the operating expense line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card during installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers. The amount recognised in the income statement is determined on a weighted average cost basis, in accordance with IAS 2 “Inventory”.

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

Any impairment losses in equity investments classified as available-for-sale investments are recognised in the income statement and are not reversible through the income statement, and are determined with reference to the closing market share price at the balance sheet date. Any subsequent increase in the fair value of the available-for-sale investment above the impaired value will be recognised within the available-for-sale reserve.

Available-for-sale investments are included within non-current assets unless the carrying value is expected to be recovered principally through sale rather than continuing use, in which case they are included within current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

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

k) Provisions
Provisions are recognised when the Group has a probable, present legal or constructive obligation to make a transfer of economic benefits as a result of past events where a reliable estimate is available. The amounts recognised represent the Group’s best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material using a pre-tax market rate adjusted for risks specific to the liability.

l) ESOP reserve
Where the Company or its subsidiaries purchase the Company’s own equity shares, the cost of those shares, including any attributable transaction costs, is presented within

62	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

the ESOP reserve as a deduction in shareholders’ equity in the consolidated financial statements.

m) Revenue recognition
Revenue, which excludes value added tax and transactions between Group companies, represents the gross inflow of economic benefit from Sky’s operating activities. The Group’s main sources of revenue are recognised as follows:

–	Retail subscription revenue, including subscriptions for Sky TV, Sky Broadband and Sky Talk services, is recognised as the goods or services are provided, net of any discount given. Pay-per-view revenue is recognised when the event or movie is viewed.
–	Wholesale revenue is recognised as the services are provided to the cable retailers and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable retailers, and the applicable rate card or contract.
–	Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales, where Sky acts as an agent on behalf of third parties, is recognised on a net commission basis.
–	Sky Bet revenue is recognised in accordance with IAS 39. Sky Bet revenue represents income in the period for betting and gaming activities, defined as amounts staked by customers less winnings paid out.
–	Installation, hardware and service revenue is recognised in the income statement when the goods and services are delivered.
–	Other revenue principally includes income from Sky Active, Sky Card, Sky Mobile TV, technical platform services, Easynet Enterprise and Amstrad. Other revenue is recognised, net of any discount given, when the relevant goods or service are provided.

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

In accordance with the transitional provisions in IFRS 1, the recognition and measurement principles in IFRS 2 have only been applied to options and awards granted after 7 November 2002 that had not vested by 1 January 2005.

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

The cost of repurchasing the Group’s own equity shares for cancellation (“share buy-backs”) is recorded in retained earnings. In addition, the nominal cost of shares repurchased is deducted from share capital and a matching credit is recorded in the capital redemption reserve.

British Sky Broadcasting Group plc	63
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

1. Accounting policies (continued)
r) Earnings per share
Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group’s ESOP during the year to satisfy employee share awards.

Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group’s ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options where the inclusion of these would not be antidilutive.

s) Foreign currency translation
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

u) Accounting standards, interpretations and amendments to existing standards that are not yet effective
The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after 1 July 2008, or later periods. These new standards are listed below:

–	IFRIC 12 “Service Concession Arrangements” (effective from 1 January 2008).
–	IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (effective from 1 January 2008).
–	IFRIC 13 “Customer Loyalty Programmes” (effective from 1 July 2008).
–	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation” (effective from 1 October 2008).
–	IAS 1 (revised) “Presentation of Financial Statements” (effective from 1 January 2009).
–	IAS 32 “Financial Instruments: Presentation” (effective 1 January 2009).
–	Amendment to IAS 23 “Borrowing Costs” (effective from 1 January 2009).
–	IFRS 8 “Operating Segments” (effective from 1 January 2009).
–	IFRIC 15 “Agreements for the Construction of Real Estate” (effective from 1 January 2009).
–	Amendments to IFRS 2 “Share-Based Payments” (effective from 1 January 2009).
–	Amendments to IFRS 1 “First Time Adoption of International Financial Reporting Standards” (effective 1 January 2009).
–	IFRS 3 “Business Combinations” (effective from 1 July 2009).
–	IAS 27 “Consolidated & Separate Financial Statements” (effective from 1 July 2009).

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

(i)	Goodwill (see note 12)
–	Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
–	Judgement is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

(ii)	Revenue (see note 2)
–	Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on their relative fair values. The fair value of each individual element is determined using vendor specific or third party evidence on a periodic basis. The amount of revenue the Group recognises for delivered elements is limited to the cash received.
–	Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered, or on more detailed reviews of individually significant balances.

(iii)	Intangible assets and property, plant and equipment (see notes 13 and 14)
–	The assessment of the useful economic lives of these assets requires judgement. Depreciation and amortisation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.
–	Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.
–	Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

(iv)	Programming inventory (see note 18)
–	The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.

64	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

–	For general entertainment programming, in order to perform this assessment of amortisation profile, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group’s assessment of its competitors’ scheduling intentions when determining the amount of programme expense to recognise for each broadcast. Acquired movie rights are amortised on a straight- line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.

(v)	Deferred tax (see note 17)
–	The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilised.

(vi)	Available-for-sale investments (see note 16)
–	The key areas of judgement in respect of available-for-sale investments are the assessment of whether there is objective evidence that a loss event has occurred after initial recognition of an available-for-sale investment, and whether such a loss event has a reliably measurable impact on the estimated future cash flows of the investment. At each balance sheet date, management consider whether there is objective evidence that a loss event has occurred and whether it has had an impact on the estimated future cash flows of the available-for-sale investment. If a loss event has occurred, management would then consider whether an impairment loss has occurred and the quantum of that loss. As at 30 June 2008, the Group’s available-for-sale investments included a material investment in ITV plc (“ITV”) which has been impaired in the year. The factors management considered in determining whether an impairment loss in ITV had occurred included observable data about the estimated future cash flows of ITV based on ITV’s publicly available financial reporting and announcements, publicly available information from financial commentators about ITV and the market in which it operates, the historical performance of ITV’s share price, and the regulatory environment affecting ITV and the Group. The impairment losses accounted for have been determined with reference to closing market share prices at the balance sheet date (see accounting policy j).

(vii)	Taxation (see note 9)
–	Tax laws that apply to the Group’s businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such potential amendments and their application to the Group are regularly monitored and the requirement for recognition of any liabilities assessed where necessary.
–	The Group is subject to income taxes and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes due based on best information available and where the anticipated liability is probable and estimable. Where the final outcome of such matters differs from the amounts initially recorded, any differences will impact the income tax and deferred tax provisions in the period to which such determination is made. Where the potential liabilities are not considered probable, the amount at risk is disclosed unless an adverse outcome is considered remote.

British Sky Broadcasting Group plc	65
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

2. Revenue

	2008	2007	2006
	£m	£m	£m

Retail subscription	3,769	3,406	3,157
Wholesale subscription	181	208	224
Advertising	328	352	342
Sky Bet	44	47	37
Installation, hardware and service	276	212	131
Other	354	326	257
	4,952	4,551	4,148

Revenue arises from goods and services provided to the UK, with the exception of £365 million (2007: £289 million; 2006: £222 million) which arises from services provided to other countries.

3. Operating expense

	2008	2007	2006
	£m	£m	£m

Programming(i)	1,713	1,539	1,599
Transmission and related functions	542	402	234
Marketing	743	734	622
Subscriber management	700	618	468
Administration(ii)(iii)	530	443	348
	4,228	3,736	3,271

(i)	Included within programming for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the Group’s June 2006 consolidated financial statements.
(ii)	Included within administration for the year ended 30 June 2008 is £21 million (2007: £16 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (the information and technology solutions provider).
(iii)	Included within administration for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs.

4. Investment income and finance costs

	2008	2007	2006
	£m	£m	£m

Investment income
Cash, cash equivalents and short-term deposits	25	33	52
Dividends receivable from available-for-sale investments	22	13	–
	47	46	52

	2008	2007	2006
	£m	£m	£m

Finance costs
– Interest payable and similar charges
£1 billion Revolving Credit Facility (“RCF”)	(6)	(12)	(2)
Guaranteed Notes (see note 22)	(167)	(135)	(123)
Finance lease interest	(7)	(8)	(4)
	(180)	(155)	(129)

– Other finance income (expense)
Remeasurement of borrowings and borrowings-related derivative financial instruments (not qualifying for hedge
accounting)	4	–	(10)
Remeasurement of programming-related derivative financial instruments (not qualifying for hedge accounting)	(1)	6	(4)
Gain (loss) arising on derivatives in a designated fair value hedge accounting relationship	14	(5)	–
(Loss) gain arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(14)	5	–
	3	6	(14)

	(177)	(149)	(143)

66	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

5. Profit on disposal of joint venture
On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside of the United States of America). This was a non-cash transaction and realised a profit on disposal of £67 million.

6. Impairment of available-for-sale investment
The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV’s closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group’s financial year.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 30 July 2008, the equity share price of ITV was 44.5 pence.

7. Profit before taxation
Profit before taxation is stated after charging (crediting):

	2008	2007	2006
	£m	£m	£m

Cost of inventories recognised as an expense	1,436	1,387	1,281
Depreciation of property, plant and equipment	155	120	89
Amortisation of intangible assets	91	72	51
Rentals on operating leases and similar arrangements	46	32	25
Sub-lease rentals received on operating leases	(2)	(1)	(1)

Consolidated non-current assets outside the UK were £27 million (2007: £20 million).

Foreign exchange
Foreign exchange gains recognised in the income statement during the year amounted to £3 million (2007: £2 million; 2006: £6 million).

Audit fees
An analysis of auditors remuneration is as follows:

	2008	2007	2006
	£m	£m	£m

Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1	1	1
Fees payable to the Company’s auditors for other services:
The audit of the Company’s subsidiaries pursuant to legislation	1	1	1
Other services pursuant to legislation	1	1	–
Total audit fees	3	3	2

Information technology services	1	1	4
Total non-audit fees	1	1	4

	4	4	6

This information is presented in accordance with UK Companies Act requirements. For US reporting purposes (following guidance included in Item 16C of Form 20-F), amounts paid to auditors are analysed as follows: audit fees £2 million (2007: £2 million; 2006: £1 million), audit-related fees £1 million (2007: £1 million; 2006 £1 million), and all other fees £1 million (2007: £1 million; 2006: £4 million). All other fees relate to services provided in respect of information systems development.

British Sky Broadcasting Group plc	67
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

8. Employee benefits and key management compensation
a) Group employee benefits

	2008	2007	2006
	£m	£m	£m

Wages and salaries	506	451	362
Social security costs	52	48	38
Costs of employee share option schemes(i)	40	35	23
Contributions to the Group’s pension schemes(ii)	24	20	16
	622	554	439

(i)	£36 million relates to equity-settled share-based payments (2007: £33 million; 2006: £23 million) and £4 million relates to cash-settled share-based payments (2007: £2 million; 2006: nil). At 30 June 2008, the total expense relating to non-vested awards not yet recognised was £41 million which is expected to be recognised over a weighted average period of 1 year. At 30 June 2008, £6 million was recognised as liabilities arising from share-based payment transactions (2007: £2 million), none of which related to awards for which the counterparty’s right to cash had vested by the end of the year.
(ii)	The Group operates defined contribution pension schemes. The pension charge for the year represents the cost of contributions payable by the Group to the schemes during the year. The amount payable to the schemes by the Group at 30 June 2008 was £3 million (2007: £2 million).

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2008	2007	2006
	Number	Number	Number

Channels and services	2,624	2,472	2,403
Customer service, sales and marketing	7,918	7,591	6,486
Transmission and technology	1,943	1,560	1,267
Management and administration	1,660	1,464	1,060
	14,145	13,087	11,216

There are approximately 390 temporary staff included within the average number of full-time equivalent people employed by the Group.

b) Key management compensation (see note 30d)

	2008	2007	2006
	£m	£m	£m

Short-term employee benefits	5	5	4
Share-based payments	4	3	2
	9	8	6

Post-employment benefits were less than £1 million (2007: less than £1 million; 2006: less than £1 million).

9. Taxation
a) Taxation recognised in the income statement

	2008	2007	2006
	£m	£m	£m

Current tax expense
Current year	172	204	147
Adjustment in respect of prior years	7	(15)	(6)
Total current tax charge	179	189	141

Deferred tax expense
Origination and reversal of temporary differences	5	22	106
Adjustment in respect of prior years	3	14	–
Total deferred tax charge	8	36	106

Taxation	187	225	247

Taxation relates to a £179 million UK corporation tax charge (2007: £240 million; 2006: £247 million) and an £8 million tax charge (2007: £15 million credit; 2006: nil) in respect of the utilisation of Luxembourg trading losses.

68	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

b) Deferred tax recognised directly in equity

	2008	2007	2006
	£m	£m	£m

Deferred tax charge (credit) relating to share-based payments	7	(5)	(2)
Deferred tax charge (credit) relating to cash flow hedges	13	12	(16)
	20	7	(18)

c) Reconciliation of effective tax rate
The tax expense for the year is higher (2007: higher; 2006: higher) than the expense that would have been charged using the standard rate of corporation tax in the UK (29.5%) applied to profit before tax. The applicable enacted or substantially enacted rate of UK corporation tax for the year was 29.5% (2007 and 2006: 30%). The differences are explained below:

	2008	2007	2006
	£m	£m	£m

Profit before tax	60	724	798
Profit before tax multiplied by standard rate of corporation tax in the UK of 29.5% (2007 and 2006: 30%)	18	217	239

Effects of:
Non-deductible expense(i)	220	19	16
Tax exempt revenue(ii)	(61)	(11)	(2)
Under (over)-provision in respect of prior years	10	–	(6)
Taxation	187	225	247

(i)	Included within non-deductible expense is the tax effect of the impairment in available-for-sale investments relating to the Group’s investment in ITV, see note 6.
(ii)	Included within tax exempt revenue is the tax effect of the profit on disposal of a joint venture relating to the Group’s disposal of its 50% interest in the NGC-UK Partnership, see note 5.

10. Earnings per share
The weighted average number of shares for the year was:

	2008	2007	2006
	Millions of	Millions of	Millions of
	shares	shares	shares

Ordinary shares	1,753	1,759	1,830
ESOP trust ordinary shares	(5)	(4)	(3)
Basic shares	1,748	1,755	1,827

Dilutive ordinary shares from share options	–	12	5
Diluted shares	1,748	1,767	1,832

The calculation of diluted (loss) earnings per share excludes 32 million share options (2007: 17 million; 2006: 37 million), which could potentially dilute earnings per share in the future.

Basic and diluted (loss) earnings per share are calculated by dividing the loss or profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2008	2007	2006
	£m	£m	£m

Reconciliation from (loss) profit for the year to adjusted profit for the year
(Loss) profit for the year	(127)	499	551
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(3)	(6)	14
Cost relating to restructuring exercise	7	–	–
Amount receivable from channel distribution agreement (see note 3)	–	(65)	–
Legal costs relating to claim against EDS (see note 3)	21	16	–
Profit on disposal of joint venture (see note 5)	(67)	–	–
Impairment of available-for-sale investment (see note 6)	616	–	–
Tax effect of above items	(8)	17	(4)
Adjusted profit for the year	439	461	561

British Sky Broadcasting Group plc	69
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

10. Earnings per share (continued)

	2008	2007	2006
	pence	pence	pence

(Loss) earnings per share from (loss) profit for the year
Basic	(7.3)	28.4	30.2
Diluted	(7.3)	28.2	30.1
Adjusted earnings per share from adjusted profit for the year
Basic	25.1	26.3	30.7
Diluted	25.0	26.1	30.6

The calculation of diluted adjusted earnings per share includes 9 million dilutive ordinary shares from share options (2007: 12 million; 2006: 5 million) and excludes 15 million share options (2007: 17 million; 2006: 37 million), which could potentially dilute earnings per share in the future.

11. Dividends

	2008	2007	2006
	£m	£m	£m

Dividends declared and paid during the year
2005 Final dividend paid: 5.00p per ordinary share	–	–	92
2006 Interim dividend paid: 5.50p per ordinary share	–	–	99
2006 Final dividend paid: 6.70p per ordinary share	–	117	–
2007 Interim dividend paid: 6.60p per ordinary share	–	116	–
2007 Final dividend paid: 8.90p per ordinary share	156	–	–
2008 Interim dividend paid: 7.125p per ordinary share	124	–	–
	280	233	191

The 2008 final dividend proposed is 9.625 pence per ordinary share being £168 million. The dividend was not declared at the balance sheet date and is therefore not recognised as a liability as at 30 June 2008.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies’ articles of association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 1/08, issued by the Institute of Chartered Accountants in England and Wales. All dividends were paid out of profits available for distribution. The ESOP has waived its rights to dividends.

12. Goodwill

Total
£m

Carrying value
At 1 July 2006	637
Purchase of 365 Media Group Plc (“365 Media”)	77
Other purchases	27
At 30 June 2007	741

Purchase of Amstrad Plc (“Amstrad”) (see note 29)	104
Other purchases	7
At 30 June 2008	852

Goodwill has principally arisen from the Group’s purchases of the Sports Internet Group (“SIG”), British Interactive Broadcasting (“BiB”), Easynet Group Limited (“Easynet”), 365 Media and Amstrad. Impairment reviews were performed on these goodwill balances at 30 June 2008, which did not indicate impairment.

The amount of goodwill deductible for tax purposes is nil (2007: nil). Goodwill, allocated by cash generating unit, is analysed as follows:

	2008	2007
	£m	£m

Interactive(i)	302	302
Betting and gaming(ii)	149	149
Broadcast(iii)	364	253
Easynet Enterprise(iv)	30	30
Multiple units without significant goodwill	7	7
	852	741

70	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Recoverable amounts for the cash generating units were calculated on the basis of value in use, using cash flows calculated for the next five years as forecast by management. A long-term growth rate of 3% was applied in order to extrapolate cash flow projections beyond this five year period, based on future industry expectations. The cash flows were discounted using a pre-tax discount rate of 8.3% (2007: 8.6%) .

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
iii) Broadcast
The Broadcast unit includes goodwill arising from the purchase of Easynet’s UK broadband network assets, Easynet’s UK residential business, 365 Media’s content business and Amstrad. The key assumptions on which forecast five year cash flows of the Broadcast unit were based include the number of gross DTH subscriber additions, the rate of DTH churn, the average revenue per subscriber, acquisition costs per subscriber and anticipated changes in the product mix and marketing mix of the broadcast business. The values assigned to each of these assumptions were determined based on the extrapolation of historical trends within the Group, and external information on expected future trends in the UK and Ireland entertainment and communications industry.
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

13. Intangible assets

	Internally generated intangible assets	Other intangible assets	Internally generated intangible assets not yet available for use	Other intangible assets not yet available for use	Total

	£m	£m	£m	£m	£m

Cost
At 1 July 2006	34	327	–	30	391
Additions from business combinations	–	24	–	–	24
Other additions	28	41	–	22	91
Disposals	–	(51)	–	–	(51)
At 30 June 2007	62	341	–	52	455

Additions from business combinations (see note 29)	–	5	–	3	8
Foreign exchange movements	–	1	–	–	1
Other additions	33	34	4	58	129
Disposals	(4)	(25)	–	–	(29)
Transfers	–	11	–	(11)	–
At 30 June 2008	91	367	4	102	564

Amortisation
At 1 July 2006	16	157	–	–	173
Amortisation for the year	9	63	–	–	72
Disposals	–	(51)	–	–	(51)
At 30 June 2007	25	169	–	–	194

Foreign exchange movements	–	1	–	–	1
Amortisation for the year	14	77	–	–	91
Disposals	(4)	(21)	–	–	(25)
At 30 June 2008	35	226	–	–	261

Carrying amounts
At 1 July 2006	18	170	–	30	218
At 30 June 2007	37	172	–	52	261
At 30 June 2008	56	141	4	102	303

British Sky Broadcasting Group plc	71
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

13. Intangible assets (continued)
The Group’s intangible assets include internal and external expenditure on software associated with our customer management systems, software licences, capitalised development costs, copyright licences, customer lists and relationships, patents and brands acquired in business combinations.

The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out below. It is likely that future amortisation will vary from the figures below as the estimate does not include the impact of any future investments, disposals or capital expenditure.

	2008	2009	2010	2011	2012

Estimated amortisation charge	112	90	59	24	8

For intangible assets acquired in business combinations in the year, the average amortisation period is 3 years.

14. Property, plant and equipment

	Land and			Equipment,	Assets not yet
	freehold		Leasehold	furniture and	available for
	buildings	(i)(ii)	improvements	fixtures	use	Total
	£m		£m	£m	£m	£m

Cost
At 1 July 2006	115		53	591	50	809
Additions from business combinations	–		–	1	–	1
Other additions	5		6	232	27	270
Disposals	(1)		(19)	(93)	–	(113)
Transfers	(14)		24	30	(40)	–
At 30 June 2007	105		64	761	37	967

Additions from business combinations (see note 29)	–		–	1	–	1
Foreign exchange movements	–		1	9	–	10
Other additions	3		7	148	46	204
Disposals	–		–	(30)	–	(30)
Transfers	–		–	25	(25)	–
At 30 June 2008	108		72	914	58	1,152

Depreciation
At 1 July 2006	13		34	243	–	290
Depreciation	5		4	111	–	120
Disposals	(1)		(19)	(93)	–	(113)
At 30 June 2007	17		19	261	–	297

Foreign exchange movements	–		1	7	–	8
Depreciation	3		2	150	–	155
Disposals	–		–	(30)	–	(30)
At 30 June 2008	20		22	388	–	430

Carrying amounts
At 1 July 2006	102		19	348	50	519
At 30 June 2007	88		45	500	37	670
At 30 June 2008	88		50	526	58	722

(i)	The amounts shown include assets held under finance leases with a net book value of £5 million (2007: £5 million). The cost of these assets was £9 million (2007: £8 million) and the accumulated depreciation was £4 million (2007: £3 million). Depreciation charged during the year on such assets was £1 million (2007: nil; 2006: £1 million).
(ii)	Depreciation was not charged on £27 million of land (2007: £27 million).

72	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

15. Investments in joint ventures and associates
A list of the Group’s significant investments in joint ventures and associates, including the name, country of incorporation and proportion of ownership interest is given in note 31 to the consolidated financial statements.

The movement in joint ventures and associates during the year was as follows:

		2008	2007
		£m	£m

Share of net assets:
At 1 July		34	28
Acquisition of joint ventures and associates
–	Disposal of joint venture	(15)	–
–	Acquisition of associates	82	–
Movement in net assets
–	Funding, net of repayments	6	3
–	Dividends received	(11)	(9)
–	Share of profits	15	12
–	Exchange differences on translation of foreign joint ventures and associates	3	–
At 30 June		114	34

The Group’s share of any capital commitments and contingent liabilities of associates and joint ventures is shown in note 27.

a) Investments in joint ventures
Representing the Group’s share of each joint venture:

	2008	2007
	£m	£m

Non-current assets	4	4
Current assets	49	59
Current liabilities	(24)	(28)
Non-current liabilities	(1)	(1)
Shareholders’ equity	28	34

Revenue	72	74
Expense	(58)	(60)
Taxation	(3)	(2)
Share of profit from joint ventures	11	12

b) Investments in associates
Representing a 100% share of each associate:

	2008	2007
	£m	£m

Total assets	289	–
Total liabilities	(64)	–
Shareholders’ equity	225	–

Revenue(i)	132	–
Profit(i)	38	–

(i)	Revenue and profit numbers are provided for the full year ending 30 June 2008.

16. Available-for-sale investments

	2008	2007
	£m	£m

Investment in ITV at cost	946	946
Unrealised loss on ITV investment	–	(151)
Impairment of ITV investment	(616)	–
Fair value of ITV investment	330	795

Other investments at cost	8	2
	338	797

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes. The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the

British Sky Broadcasting Group plc	73
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

16. Available-for-sale investments (continued)

significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV’s closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group’s financial year.

Any disposal of the investment, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

17. Deferred tax
i) Recognised deferred tax assets

				Share-based	Financial
	Fixed asset		Short-term	payments	instrument
	temporary		temporary	temporary	temporary
	differences	Tax losses	differences	differences	differences	Total
	£m	£m	£m	£m	£m	£m

At 1 July 2006	26	33	8	11	22	100
(Charge) credit to income	(32)	(18)	1	12	1	(36)
Credit (charge) to equity	–	–	–	5	(12)	(7)
Business combinations	(3)	–	–	–	–	(3)
At 30 June 2007	(9)	15	9	28	11	54

Credit (charge) to income	3	(8)	(1)	(3)	1	(8)
Charge to equity	–	–	–	(7)	(13)	(20)
Business combinations (see note 29)	(3)	–	–	–	–	(3)
At 30 June 2008	(9)	7	8	18	(1)	23

Deferred tax assets have been recognised at 30 June 2008 and 30 June 2007 on the basis that, from management’s current forecast of the Group’s entities, it is probable that there will be suitable taxable profits against which these assets can be utilised. Tax losses are treated as unrecognised deferred tax assets if it is not considered probable that suitable future taxable profits will arise. During the year, any tax losses suffered by UK entities have been relieved against taxable profits in other UK entities in the Group.

The deferred tax asset recognised in respect of tax losses arises principally in Luxembourg. Based on management’s forecast, there will be suitable future taxable profits against which this deferred tax asset can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the periods in which they reverse. The rate enacted or substantially enacted for the relevant periods of reversal is 28% in the year ended 30 June 2008 (2007: 28% to 30%).

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2008	2007
	£m	£m

Deferred tax assets	36	66
Deferred tax liabilities	(13)	(12)
	23	54

ii) Unrecognised deferred tax assets

	2008	2007
	£m	£m

Tax losses arising from trading	128	152
Tax losses arising from capital disposals and provisions against investments	407	447
	535	599

Deferred tax assets have not been recognised in respect of the items above because it is not probable that future taxable profits will be available against which the Group can utilise the losses.

At 30 June 2008, a deferred tax asset of £48 million (2007: £50 million) principally arising from UK losses in the Group, has not been recognised. These losses can only be offset against taxable profits generated in the entities concerned. There is currently insufficient evidence to support the recognition of a deferred tax asset relating to these losses. The UK trading losses can be carried forward indefinitely.

74	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

At 30 June 2008, a deferred tax asset of £80 million (2007: £102 million) has not been recognised in respect of overseas trading losses on the basis that it is not probable that these temporary differences will be utilised. These losses include £40 million (2007: £75 million) with respect to the Group’s German holding companies of KirchPayTV and £40 million (2007: £27 million) with respect to the Group’s holdings in Easynet’s European subsidiaries. In respect of the unrecognised deferred tax of £80 million on the overseas trading losses, £63 million relates to losses that can be carried forward indefinitely and £17 million relates to losses that have expiry dates between 2009 and 2023.

At 30 June 2008, a deferred tax asset of £391 million (2007: £420 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV, on the basis that utilisation of these temporary differences is not probable. At 30 June 2008, the Group also has capital losses with a tax value estimated to be in excess of £16 million (2007: £27 million) including provisions in a football club and other investments, which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised. The capital losses can be carried forward indefinitely.

18. Inventories

	2008	2007
	£m	£m

Television programme rights	219	290
Set-top boxes and related equipment	81	84
Other inventories	10	10
	310	384

At 30 June 2008, at least 91% (2007: 89%) of the television programme rights and 100% (2007: 100%) of other inventories is expected to be recognised in the income statement within 12 months.

19. Trade and other receivables

	2008	2007
	£m	£m

Gross trade receivables	279	276
Less: provision for impairment of receivables	(84)	(72)
Net trade receivables	195	204

Amounts receivable from joint ventures and
associates	10	8
Amounts receivable from other related parties	6	1
Prepayments	149	175
Accrued income	105	91
VAT	51	4
Other	50	41
Current trade and other receivables	566	524

Non current prepayments	19	–

Total trade and other receivables	585	524

Included within current trade and other receivables is £36 million (2007: £27 million) which is due in more than one year.

The ageing of the Group’s net trade receivables past due subject to impairment is as follows:

	2008	2007
	£m	£m

Up to 30 days past due date	42	30
30 to 60 days past due date	9	11
60 to 120 days past due date	8	8
More than 120 days past due date	13	29
	72	78

The Directors consider that the carrying amount of trade and other receivables approximates to their fair values. The Group is exposed to credit risk on its trade and other receivables, however the Group does not have any significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers. Trade receivables principally comprise amounts outstanding from subscribers, advertisers and other customers.

During fiscal year 2008 the Group identified an immaterial gain contingency of £28 million, which had in the 2007 Annual Report been included at 30 June 2007 in both “Gross trade receivables” and “Less: provision for impairment of receivables”. In order to provide an appropriate comparative presentation, “Gross trade receivables” and “Less: provision for impairment of trade receivables” as at 30 June 2007 have been amended to eliminate this item from both categories. The amended presentation did not impact “Net trade receivables” at 30 June 2007 nor the 2007 income or cash flow statements. In fiscal year 2008, this contingency now stands at £34 million.

Provisions for doubtful debts

	2008	2007
	£m	£m

Balance at beginning of year	72	60
Amounts utilised	(14)	(5)
Income statement charge	26	17
Balance at end of year	84	72

20. Trade and other payables

	2008	2007
	£m	£m

Trade payables	270	380
Amounts owed to joint ventures and associates	3	3
Amounts owed to other related parties	32	36
VAT	105	97
Accruals	534	468
Deferred income	289	245
Other	61	66
	1,294	1,295

Included within trade payables are £111 million (2007: £139 million) of US dollar-denominated programme payables. The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Trade payables principally comprise amounts outstanding for programming purchases and ongoing costs.

British Sky Broadcasting Group plc	75
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

21. Provisions

	At	Provided	Utilised	At	Provided		Utilised	At
	1 July	during	during	1 July	during	On acquisition	during	30 June
	2006	the year	the year	2007	the year	of subsidiary	the year	2008
	£m	£m	£m	£m	£m	£m	£m	£m

Current liabilities
Provision for termination benefits(i)	–	3	–	3	–	–	(3)	–
Restructuring provision(ii)	–	–	–	–	6	–	–	6
Acquired and acquisition related provisions(iii)	–	–	–	–	2	22	(10)	14
Other provisions(iv)	6	1	(2)	5	4	–	(2)	7
	6	4	(2)	8	12	22	(15)	27

Non-current liabilities
Acquired and acquisition related provisions(iii)	–	–	–	–	–	8	–	8
Other provisions(v)	19	2	(3)	18	–	–	(4)	14
	19	2	(3)	18	–	8	(4)	22

(i)	At 30 June 2007, the Group provided £3 million for expected costs of redundancy and related expenses. During the year ended 30 June 2008 this provision was fully utilised.
(ii)	During the year ended 30 June 2008 the Group provided £6 million for the expected costs of a restructuring exercise undertaken. It is expected for the provision to be utilised over the next twelve months.
(iii)	During the year ended 30 June 2008 the Group took control of Amstrad. Following the purchase method of accounting the Group has recognised at fair value both the provisions and contingent liabilities acquired in the business combination. The provisions recognised primarily relate to warranties and repair costs, the settlement of outstanding customer claims and the fair value of a contingent liability in respect of importation duty on set-top boxes, see note 27. It is expected for these provisions to be utilised within the next three years.
(iv)	Included in other provisions are amounts provided for onerous contracts for property leases, maintenance and legal disputes. The timing of the cash flows for onerous property leases and maintenance are dependent on the terms of the remaining leases. The timing of the cash flows for legal disputes cannot be reasonably determined.
(v)	Included within non-current other provisions are onerous property leases. The timing of the cash flows are dependant on the terms of the leases.

22. Borrowings and non-current other payables

	2008	2007
	£m	£m

Current borrowings
US$600 million of 6.875% Guaranteed Notes repayable in February 2009(i)	301	–
Loan Notes(ii)	37	16
	338	16

Non-current borrowings
US$600 million of 6.875% Guaranteed Notes repayable in February 2009(i)	–	299
£100 million of 7.750% Guaranteed Notes repayable in July 2009(i)	100	100
US$650 million of 8.200% Guaranteed Notes repayable in July 2009(i)	326	324
US$750 million of 5.625% Guaranteed Notes repayable in October 2015(i)	379	364
£400 million of 5.750% Guaranteed Notes repayable in October 2017(i)	398	397
US$750 million of 6.100% Guaranteed Notes repayable in February 2018(i)	372	–
£300 million of 6.000% Guaranteed Notes repayable in May 2027(i)	295	295
US$350 million of 6.500% Guaranteed Notes repayable in October 2035(i)	171	169
Obligations under finance leases(iii)	67	66
	2,108	2,014

Non-current other payables
Accruals	19	10
Deferred income	48	74
	67	84

76	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

(i) Guaranteed Notes
At 30 June 2008, the Group had in issue the following publicly-traded Guaranteed Notes:

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

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002 the Group entered into further swap arrangements relating to £63.5 million of this debt. These arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653% . After July 2004, the margin over LIBOR increased from 2.460% to 2.840% . In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt. The effect of this arrangement was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653% . At 30 June 2008, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.

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

£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of this debt. The effect of this hedging arrangement is that, from October 2007 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of this debt, to take effect from October 2009 and mature in October 2017. Under the terms of this swap the Group will pay floating six months LIBOR plus a margin of 0.325% . However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect. On 21 June 2007, the Group entered into interest rate hedging arrangements in respect of a further £50 million of debt whereby, from June 2007, the Group will pay floating six months LIBOR minus 0.229% .

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

US$750 million of 6.100% Guaranteed Notes, repayable in February 2018, which were issued in February 2008. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£387 million). 25% of the resulting sterling liability was subject to floating interest rates at LIBOR plus 1.89%, with the remaining 75% incurring a fixed interest rate of 6.83% semi-annually.

(ii) Loan Notes
The Group issued Loan Notes of £37 million during the current year as part consideration for the purchase of Amstrad. The notes are repayable at the option of the note holders either on 31 March or on 30 September in any year between 31 March 2008 and 30 September 2017, at which time the notes are fully redeemable. Under the terms of the Loan Notes the Group pays floating six month LIBOR minus 1.000% until 29 September 2012. After this date the Group will pay floating six month LIBOR minus 0.500% . The coupon is payable semi-annually.

The Group issued Loan Notes of £16 million during the prior year as part consideration for the purchase of 365 Media. The notes are repayable at the option of the note holders either on 30 June or on 31 December in any year between the first date on which all of the relevant holdings of Loan Notes have been in issue for more than six months and 31 December 2009. Under the terms of the Loan Notes, the Group pays floating twelve months LIBOR minus 1.000% . The coupon is payable annually. £16 million of Loan Notes were repaid during the current period.

(iii) Finance leases
The minimum lease payments under finance leases fall due as follows:

	2008	2007
	£m	£m

Within one year	9	8
Between one and two years	8	8
Between two and three years	8	8
Between three and four years	8	8
Between four and five years	8	8
After five years	184	193
	225	233

Future finance charges on finance lease
liabilities	(154)	(162)
Present value of finance lease liabilities	71	71

The main obligations under finance leases are in relation to:

(a)	finance arrangements in connection with the broadband network infrastructure. During the year, repayments of £5 million (2007: £7 million) were made against the lease. A proportion of these payments have been allocated against the capital outstanding. The lease bears interest at a rate of 11.1% and expires in March 2040.

(b)	finance arrangements in connection with the contact centre in Dunfermline. During the year, repayments of £1 million (2007: £1 million) were made against the lease. A proportion of these payments have been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

British Sky Broadcasting Group plc	77
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

22. Borrowings and non-current other payables (continued)

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

The Company is subject to two financial covenants under our revolving credit facility, a maximum leverage ratio and a minimum coverage ratio, which are tested at the end of each six monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1. We were in compliance with these covenants for all periods presented.

At 30 June 2008, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 1.9:1 (2007: 1.8:1) . In the year ended 30 June 2008, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 7.5:1 (2007: 9.8:1) ..

Commitment fees of £2 million (2007: £2 million; 2006: £2 million) were payable for undrawn amounts available under the RCF, based on a rate equal to 40% of the applicable margin of 0.55% over LIBOR (30 June 2007: 40% of the applicable margin of 0.50% over LIBOR; 30 June 2006: 40% of the applicable margin of 0.45% over LIBOR).

(v) Guarantees
The following guarantees are in place relating to the Group’s borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, BSkyB Finance UK plc, BSkyB Publications Limited and Sky In-Home Service Limited (“SHS”) have given joint and several guarantees in relation to the Company’s £1 billion RCF, (b) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Finance UK plc, BSkyB Publications Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the US$750 million, US$650 million, US$600 million, £300 million and £100 million Guaranteed Notes issued by the Company, (c) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited and BSkyB Publications Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes issued by BSkyB Finance UK plc. On 13 March 2008, SHS became an acceding guarantor to the Company’s RCF. If the RCF is drawn SHS is required to accede as a guarantor of the Company’s bond debt. At present the RCF is not drawn.

(vi) Capital Risk Management
The Group’s objectives when managing capital are to endeavour to ensure that the Group has the ability to access capital markets when necessary and to optimise liquidity and operating flexibility through the arrangement of new debt, while seeking to minimise the cost of capital.

The Group manages capital on the basis of the ratio of Net Debt:EBITDA, and manages its short and long-term capital structure by seeking to maintain leverage ratios consistent with a long-term investment grade credit rating (BBB- or better from Standard & Poor’s and Baa3 or better from Moody’s). The Group’s current ratings are BBB (Standard & Poor’s) and Baa2 (Moody’s). The leverage ratios assessed by these rating agencies are those of Net Debt:EBITDA and Gross Debt:EBITDA. Net Debt is defined as total borrowings, including the cash flows arising under operating leases and transponder prepayments, less cash and cash equivalents, excluding derivatives. Gross Debt does not reduce total borrowings by the inclusion of cash and cash equivalents. EBITDA is defined as Operating Profit before Interest, Tax, Depreciation and Amortisation.

The Group is also required to maintain a Net Debt:EBITDA ratio below 3:1 under the terms of its Revolving Credit Facility. The Revolving Credit Facility definition of Net Debt does not require the inclusion of operating lease or transponder cash flows.

At 30 June 2008, the Group’s ratio of Net Debt:EBITDA, as defined by the Rating Agencies, was 2.3:1 (2007 2.1:1) . The Net Debt:EBITDA ratio as defined by the terms of the Revolving Credit Facility was 1.9:1 (2007 1.8:1) .

78	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

23. Derivatives and other financial instruments
Set out below are the derivative financial instruments entered into by the Group to manage its interest rate and foreign exchange risks.

		2008				2007
	Asset		Liability		Asset		Liability

	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional
	£m	£m	£m	£m	£m	£m	£m	£m

Fair value hedges
Interest rate swaps and swaptions	9	(276)	–	(94)	–	(50)	(11)	(224)

Cash flow hedges
Cross-currency swaps	–	–	(180)	(1,441)	–	–	(208)	(1,151)
Forward exchange contracts	5	24	(11)	190	–	(10)	(22)	(308)
Currency options (collars)	2	121	(10)	121	1	144	(13)	144

Derivatives not in a formal hedge relationship
Interest rate swaps and swaptions	–	(20)	(3)	(135)	–	(20)	(6)	(135)
Forward exchange contracts	–	4	–	13	–	–	(1)	(17)
Basis swaps	–	–	(39)	(353)	–	–	(33)	(257)
Embedded derivatives	2	(19)	–	–	4	(22)	–	–

Total	18	(166)	(243)	(1,699)	5	42	(294)	(1,948)

The maturity of the derivative financial instruments is as follows:

	2008		2007

	Asset	Liability	Asset	Liability
	£m	£m	£m	£m

In one year or less	4	(81)	1	(16)
Between one and two years	2	(90)	1	(89)
Between two and five years	3	(3)	3	(101)
In more than five years	9	(69)	–	(88)

Total	18	(243)	5	(294)

In the above table, the carrying value of derivative instruments equals their fair value. The notional value of the derivative is shown as the principal value of the underlying hedged item.

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility.

Diversification of counterparty exposure from derivatives is managed within credit limits that ensure that there is no significant risk to any one counterparty. In addition to this deals are only executed with counterparties that have a long-term rating of “A-” or better.

Included within the fair value of forward exchange contracts are a number of US dollar-denominated forward exchange contracts which the Group has taken out with counterparty banks on behalf of two of its joint ventures: The History Channel (UK) and Chelsea Digital Media Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil (2007: nil). The gross sterling equivalent face value of these forward contracts at 30 June 2008 was £5 million (2007: £5 million).

Group treasury activity
The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by the Group’s internal audit team.

British Sky Broadcasting Group plc	79
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

23. Derivatives and other financial instruments (continued)
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

Interest rate risk
The Group has financial exposures to both UK and US interest rates, arising primarily from the Group’s long-term bonds and other borrowings. The Group’s hedging policy requires that between 50% and 75% of borrowings are held at fixed interest rates. This is achieved by issuing fixed rate bonds and then using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. The Group’s bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group’s hedging policy. At 30 June 2008, 74% of borrowings are held at fixed rates after hedging (2007: 74%). Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply.

The Group’s US dollar-denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from US dollars to pounds sterling, at fixed exchange rates. The counterparties have a minimum long-term rating of “A-” or equivalent from Moody’s and Standard & Poor’s. At 30 June 2008, the split of the Group’s aggregate borrowings into their core currencies was US dollar 62% and pounds sterling 38% (2007: US dollar 57% and pounds sterling 43%).

The Group has designated a number of cross-currency swap agreements as cash flow hedges of 79% (2007: 81%) of the Group’s exposure to US dollar interest rates on elements of the Group’s US dollar denominated Guaranteed Notes. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside of the income statement, and is then reclassified into the income statement in the same period that the forecast transactions affect the income statement (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the year ended 30 June 2008, there were no instances in which the hedge relationship was not highly effective (2007: no instances).

The Group has designated a number of interest rate swap agreements as fair value hedges of 21% (2007: 14%) of the Group’s debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in the income statement. Ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the year ended 30 June 2008, there were no instances in which the hedge relationship was not highly effective (2007: no instances).

Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement.

The fair value of the Group’s debt-related interest rate and currency derivative portfolio at 30 June 2008 was a £213 million net liability, with net notional principal amounts totalling £1,864 million. This compares to a £258 million net liability at 30 June 2007 and net notional principal amounts totalling £1,487 million. The fair value of the

Group’s derivative instruments designated as cash flow hedges at 30 June 2008 was a £180 million net liability (2007: £208 million net liability). The fair value of the Group’s derivative instruments designated as fair value hedges at 30 June 2008 was a £9 million net asset (2007: £11 million net liability).

In November 2004, the Group entered into a £1,000 million RCF. At 30 June 2008, the facility was undrawn (2007: undrawn). The facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above LIBOR, dependent on the Group’s leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.55% (2007: 0.50%), which is based on a net debt to EBITDA ratio of above 2.00:1, but below 3.00:1. Should the ratio decrease to below 2.00:1 but above 1.00:1, the margin falls to 0.50%, and below that to 0.45% . The ratio of net debt to EBITDA at 30 June 2008 was 1.9:1 (2007: 1.8:1), indicating a margin of 0.50% on future drawings.

At 30 June 2008, 30 June 2007 and 30 June 2006, the Group’s annual finance costs would be unaffected by any change to the Group’s credit rating in either direction.

Foreign exchange risk
The Group’s revenues and operating expenses are substantially denominated in pounds sterling. A small proportion of operating expenses is denominated in US dollars, while a small proportion of revenues is denominated in euros. In the current year, approximately 7% of operating expenses (£305 million) was denominated in US dollars (2007: approximately 7% (£261 million)) and 8% of revenues was denominated in euros (2007: 6%). The US dollar expense relates mainly to the Group’s programming contracts with US suppliers. The euro revenues are primarily due to subscribers located in Ireland. The Group’s exposure to euro-denominated revenue is offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals; the net position being a euro surplus (2007: surplus; 2006: surplus).

During the year, the Group managed its currency exposure on US dollar-denominated programming contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts and collars entered into by the Group are in respect of firm commitments only and those instruments maturing over the year following 30 June 2008 represent approximately 90% (2007: approximately 80%) of US dollar-denominated costs falling due in that year. At 30 June 2008, the Group had outstanding commitments to purchase, in aggregate, US$629 million (2007: US$634 million) at an average rate of US$1.87 to £1.00 (2007: US$1.85 to £1.00) . In addition, collars were held relating to the purchase of a total of US$241 million (2007: US$288 million).

The Group has designated a number of forward exchange contracts and collars as cash flow hedges of up to approximately 80% (2007: approximately 80%) of the Group’s exposure to US dollar payments on its programming contracts with US movie licensors for a period of five years, thereafter nil (2007: five years, thereafter nil). The Group has also designated a number of foreign exchange contracts as cash flow hedges of approximately 100% of certain US dollar-denominated sport programming contracts. As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is transferred to the income statement as the forecast transactions affect the income statement (i.e. when US dollar-denominated trade payables are retranslated and related programming inventory is amortised through the income statement). For forward exchange contracts, hedge accounting is applied to changes in the full fair value. For currency options (collars), hedge accounting is only applied to changes in intrinsic value. Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.

During the year, the Group managed its exposure to euros for up to one year ahead using forward exchange contracts. This hedging was introduced part way through the year and represented approximately 26% of euro-denominated revenues for the year

80	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

(2007: nil). At 30 June 2008, the Group had outstanding commitments to sell, in aggregate 194 million euros (2007: nil) at an average rate of €1.26 and further commitments to purchase, in aggregate 65 million euros (2007: nil) at an average rate of €1.30.

The Group has designated a number of forward contracts as cash flow hedges of up to approximately 75% (2007: nil) of the Group’s exposure to euro-denominated subscription revenues and transponder costs.

As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is then reclassified into the income statement in the same periods that the forecast transactions affect the income statement (i.e. when the programming stock is amortised and/or gains or losses relating to the retranslation of any US dollar-denominated creditor balances are recognised in the income statement).

During the year 31 million euros were exchanged for US dollars (2007: 78 million euros), £93 million was exchanged for US dollars (2007: £84 million) and 26 million euros were exchanged for pounds sterling (2007: 15 million euros) on currency spot markets. At 30 June 2008, 24 million euros (£19 million) were retained by the Group (2007: 61 million euros (£41 million)).

It is the Group’s policy that anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs.

Credit risk
The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivatives held. However, as financial transactions and instruments are only executed with counter parties that are all ‘A-’ long-term rating or better and the Group’s policy is to ensure that investments are spread across a number of counterparties, these risks are deemed to be low.

The Group’s maximum exposure to credit risk on trade receivables is the carrying amounts as disclosed in note 19.

Liquidity risk
The Group’s financial liabilities are shown in note 22, other than current trade and other payables, shown in note 20, and provisions, shown in note 21.

To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At 30 June 2008, 50% (2007: 43%) of the Group’s total available funding (including undrawn amounts on our RCF) was due to mature in more than five years.

The following table analyses the Group’s non-derivative financial liabilities, net-settled derivative financial instruments and gross-settled financial instruments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

These amounts may not reconcile to the amounts disclosed on the balance sheet for borrowings, derivative financial instruments and trade and other payables.

British Sky Broadcasting Group plc	81
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

23. Derivatives and other financial instruments (continued)

		Between	Between	More
	Less than 12	one and two	two and five	than five
	months	years	years	years
	£m	£m	£m	£m

At 30 June 2008
Non derivative financial liabilities
Bonds – USD	404	395	167	1,352
Bonds – GBP	49	149	123	1,067
Loan Notes	2	2	5	44
Obligations under finance leases and other borrowings	9	8	24	184
Trade and other payables	979	36	5	–
Provisions	8	3	9	7
Net settled derivatives
Financial assets	(5)	(5)	(15)	(13)
Financial liabilities	–	(1)	(5)	(8)
Gross settled derivatives
Outflow	915	635	303	1,476
Inflow	(807)	(520)	(248)	(1,332)

		Between	Between	More
	Less than 12	one and two	two and five	than five
	months	years	years	years
	£m	£m	£m	£m

At 30 June 2007
Non derivative financial liabilities
Bonds – USD	80	379	434	888
Bonds – GBP	49	48	231	1,108
Loan Notes	1	1	17	–
Obligations under finance leases and other borrowings	8	8	24	193
Trade and other payables	1,005	56	14	–
Provisions	5	4	10	11
Net settled derivatives
Financial assets	–	–	–	(1)
Financial liabilities	(4)	(4)	(14)	(17)
Gross settled derivatives
Outflow	656	620	278	954
Inflow	(545)	(504)	(231)	(844)

At 30 June 2008, the Group’s RCF was undrawn (30 June 2007: undrawn). The Group’s undrawn committed bank facilities, subject to covenants, are as follows:

	2008	2007
	£m	£m

Expiring between two and three years	1,000	–
Expiring between three and four years	–	1,000

The Group’s RCF matures in July 2010.

On 3 April 2007, the Group established a Euro Medium Term Note Programme (the “Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion. On 14 May 2007, under the Programme, the Group issued £300 million aggregate principal amount of Eurobonds paying 6.000% interest and maturing on 14 May 2027.

82	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Financial instruments
The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

	Held to		Derivatives	Derivatives in
	maturity	Available	deemed held	hedging	Loans and		Total carrying	Total fair
	investments	for sale	for trading	relationships	receivables	Other liabilities	value	values
	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2007
Quoted bond debt	–	–	–	–	–	(1,948)	(1,948)	(1,938)
Derivative financial instruments	–	–	(36)	(253)	–	–	(289)	(289)
Loan notes	–	–	–	–	–	(16)	(16)	(16)
Trade and other payables	–	–	–	–	–	(1,101)	(1,101)	(1,101)
Obligations under finance
leases and other borrowings	–	–	–	–	–	(66)	(66)	(66)
Available-for-sale investments	–	797	–	–	–	–	797	797
Trade and other receivables	–	–	–	–	333	–	333	333
Short-term deposits	15	–	–	–	–	–	15	15
Cash and cash equivalents	124	–	–	–	311	–	435	435

At 30 June 2008
Quoted bond debt	–	–	–	–	–	(2,342)	(2,342)	(2,233)
Derivative financial instruments	–	–	(40)	(185)	–	–	(225)	(225)
Loan notes	–	–	–	–	–	(37)	(37)	(37)
Trade and other payables	–	–	–	–	–	(1,046)	(1,046)	(1,046)
Obligations under finance
leases and other borrowings	–	–	–	–	–	(67)	(67)	(67)
Available-for-sale investments	–	338	–	–	–	–	338	338
Trade and other receivables	–	–	–	–	393	–	393	393
Short-term deposits	185	–	–	–	–	–	185	185
Cash and cash equivalents	412	–	–	–	220	–	632	632

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair value of financial assets and financial liabilities with standard terms and conditions and which are traded on active liquid markets is determined with reference to quoted market prices;
•	The fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;
•	The fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives;
•	Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts;
•	Interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and
•	The fair value of obligations under finance leases and other borrowings is estimated by discounting the future cash flows to net present value. The fair value of short-term deposits and cash and cash equivalents is equivalent to book value due to the short-term nature of these instruments.

The differences between book values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2008 and 30 June 2007. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

In addition to the financial assets and liabilities in the above fair value table, the Group had holdings in the equity share capital of other listed and unlisted entities at 30 June 2008 and 30 June 2007 (see note 16).

The Group also had holdings in joint ventures and associates, which are accounted for using the equity method (see note 15). As these investments are unlisted, their fair value cannot be measured reliably.

British Sky Broadcasting Group plc	83
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

23. Derivatives and other financial instruments (continued)
Sensitivity analysis
The sensitivity of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

Foreign exchange sensitivity
The following table details the Group’s sensitivity to a 10% increase and decrease in pounds sterling against all currencies in which it has significant transactions. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where pounds sterling moves by 10% against the relevant currency. In the case of the Group’s US dollar exposures, the Group benefits from sterling strengthening against the dollar. In the case of the Group’s net euro exposure, the Group benefits from sterling weakening against the euro.

	US Dollar		Euro

	2008	2007	2008	2007
	£m	£m	£m	£m

Profit or loss	2	7	(3)	(16)
Other equity	33	40	(10)	–

Interest rate sensitivity
The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 1 percentage point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1 percentage point higher and all other variables were held constant, the Group’s loss for the year ended 30 June 2008 would decrease by £1 million (2007: profit for the year would decrease by £1 million) and other equity reserves would decrease by £14 million (2007: decrease by £9 million).

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group’s actual exposure to market rates is constantly changing as the Group’s portfolio of debt, foreign currency and equity contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Additional information
During the current year, the Group recognised amounts of less than £1 million in the income statement due to hedge ineffectiveness (2007: less than £1 million).

During the current year £11 million was removed from the hedging reserve and credited to finance costs in the income statement (2007: charge of £106 million; 2006: charge of £92 million).

During the current year £13 million was removed from the hedging reserve and recognised as programming costs in the income statement (2007: £3 million; 2006: £14 million).

At 30 June 2008, the carrying value of financial assets that were, upon initial recognition, designated as financial assets at fair value through profit or loss, was nil (2007: nil).

Cash and cash equivalents include £412 million (2007: £124 million) of held to maturity investments, which have maturity dates of less than three months from inception. Treasury policy requires that cash is distributed across a wide range of counterparties.

On 25 November 2005, the Group entered into a stock loan arrangement with a third party whereby the Group acquired a £100 million basket of listed shares (the “Initial Purchase”) and, at the same time, the Group agreed to sell the basket of listed shares at the same price as the Initial Purchase on 25 November 2006. During the period of share ownership, Sky was entitled to all rights of ownership associated with the shares. At 30 June 2006, the Group recorded the stock loan arrangement as a short-term deposit at fair value with changes in fair value taken to the income statement. The arrangement was terminated in July 2006.

24. Share capital

	2008	2007
	£m	£m

Authorised ordinary shares of 50p
3,000,000,000 (2007: 3,000,000,000)	1,500	1,500

Allotted, called-up and fully paid
1,752,842,599 (2007: 1,752,842,599)	876	876

	2008	2007
	Number of	Number of
	ordinary shares	ordinary shares

Allotted and fully paid during the year
Beginning of year	1,752,842,599	1,791,077,599
Shares repurchased and subsequently cancelled	–	(38,235,000)
End of year	1,752,842,599	1,752,842,599

The Company has one class of ordinary shares which carries equal voting rights and no contractual right to receive payment.

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

The share awards outstanding can be summarised as follows:

	2008	2007
	Number of	Number of
	ordinary shares	ordinary shares

Executive Share Option Scheme options(i)	19,705,967	24,909,710
Sharesave Scheme options(ii)	5,010,788	5,795,544
Management LTIP awards(iii)	11,563,264	11,306,811
LTIP awards(iv)	6,048,983	7,965,417
Key Contributors Plan (“KCP”) awards(v)	–	14,237
	42,329,002	49,991,719

(i) Executive Share Option Scheme options
Included within the total Executive Share Option Scheme options outstanding at 30 June 2008 are 17,900,467 options (2007: 22,955,210) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. Where performance criteria are achieved, the options may be exercised immediately following the end of the vesting period (being the term over which the performance criteria are required to be

84	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

met). The remaining 1,805,500 options (2007: 1,954,500) have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. The contractual life of all Executive Share Option Scheme options is ten years.

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

(ii) Sharesave Scheme options
All Sharesave Scheme options outstanding at 30 June 2008 and 30 June 2007 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave scheme must be exercised within six months of the relevant award vesting date.

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

(iii) Management LTIP awards
All Management LTIP awards outstanding at 30 June 2008 and 30 June 2007 vest only if performance conditions are met. Awards granted under the Management LTIP must be exercised within one year of the relevant award vesting date.

The Company grants awards to selected employees under the Management LTIP. Awards under this scheme mirror the LTIP, with the same performance conditions. Awards exercised under the Management LTIP can only be satisfied by the issue of market-purchased shares.

(iv) LTIP awards
All LTIP awards outstanding at 30 June 2008 and 30 June 2007 vest only if performance conditions are met. Awards granted under the LTIP must be exercised within one year of the relevant award vesting date.

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

(v) KCP awards
All KCP awards outstanding at 30 June 2007 vest only if performance conditions are met. The contractual life of all KCP awards is ten years.

Designated managers participated in the KCP, which was a replica scheme of the LTIP, with the same performance conditions. Awards exercised under the KCP can only be satisfied by the issue of shares purchased in the market.

For the purposes of the disclosure below, the Management LTIP awards, LTIP awards and KCP awards (“Senior Management Schemes”) have been aggregated.

British Sky Broadcasting Group plc	85
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

24. Share capital (continued)
The movement in share awards outstanding is summarised in the following table:

	Executive Scheme		Sharesave Scheme		Senior Management Schemes		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		exercise price		exercise price		exercise price		exercise price
	Number	£	Number	£	Number	£	Number	£

Outstanding at 1 July 2006	36,289,000	6.62	5,149,576	4.20	11,329,157	0.00	52,767,733	4.96
Granted during the year	–	–	1,829,980	4.53	11,648,099	0.00	13,478,079	0.62
Exercised during the year	(6,914,179)	5.21	(255,610)	4.89	(1,173,645)	0.00	(8,343,434)	4.47
Forfeited during the year	(4,465,111)	7.29	(786,457)	4.35	(2,517,146)	0.00	(7,768,714)	4.63
Expired during the year	–	–	(141,945)	4.93	–	–	(141,945)	4.93
Outstanding at 30 June 2007	24,909,710	6.89	5,795,544	4.24	19,286,465	0.00	49,991,719	3.93

Granted during the year	–	–	2,018,443	5.38	7,780,625	0.00	9,799,068	1.11
Exercised during the year	(2,848,742)	5.45	(1,765,973)	3.77	(5,261,399)	0.00	(9,876,114)	2.25
Forfeited during the year	(2,355,001)	7.36	(803,709)	4.72	(4,193,444)	0.00	(7,352,154)	2.87
Expired during the year	–	–	(233,517)	5.42	–	–	(233,517)	5.42
Outstanding at 30 June 2008	19,705,967	7.05	5,010,788	4.73	17,612,247	0.00	42,329,002	3.84

The weighted average market price of the Group’s shares at the date of exercise for share options exercised during the year was £6.45 (2007: £5.94) . For those exercised under the Executive Scheme it was £6.78 (2007: £6.01), for those exercised under the Sharesave Scheme it was £5.71 (2007: £5.71), and for those exercised under the Senior Management Schemes it was £6.52 (2007: £5.57) .

The middle-market closing price of the Company’s shares at 27 June 2008 was £4.65 (29 June 2007: £6.40) .

The following table summarises information about share awards outstanding at 30 June 2008:

	Executive Scheme		Sharesave Scheme		Senior Management Scheme		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		remaining		remaining		remaining		remaining
		contractual life		contractual life		contractual life		contractual life
Range of exercise prices	Number	Years	Number	Years	Number	Years	Number	Years

£0.00 – £1.00	–	–	–	–	17,612,247	2.1	17,612,247	2.1
£2.00 – £3.00	–	–	67,567	1.6	–	–	67,567	1.6
£3.00 – £4.00	–	–	817,632	1.7	–	–	817,632	1.7
£4.00 – £5.00	22,658	6.2	2,220,084	2.2	–	–	2,242,742	2.3
£5.00 – £6.00	6,201,075	5.3	1,886,502	3.5	–	–	8,087,577	4.9
£6.00 – £7.00	5,559,102	4.1	15,263	1.0	–	–	5,574,365	4.1
£7.00 – £8.00	3,969,943	3.3	–	–	–	–	3,969,943	3.3
£9.00 – £10.00	3,827,685	2.4	3,740	–	–	–	3,831,425	2.4
£11.00 – £12.00	12,247	2.0	–	–	–	–	12,247	2.0
£12.00 – £13.00	113,257	2.0	–	–	–	–	113,257	2.0
	19,705,967	4.0	5,010,788	2.6	17,612,247	2.1	42,329,002	3.0

The following table summarises information about share awards outstanding at 30 June 2007:

	Executive Scheme		Sharesave Scheme		Senior Management Scheme		Total

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
		remaining		remaining		remaining		remaining
		contractual life		contractual life		contractual life		contractual life
Range of exercise prices	Number	Years	Number	Years	Number	Years	Number	Years

£0.00 – £1.00	–	–	–	–	19,286,465	2.2	19,286,465	2.2
£2.00 – £3.00	–	–	277,874	1.2	–	–	277,874	1.2
£3.00 – £4.00	–	–	2,305,099	1.7	–	–	2,305,099	1.7
£4.00 – £5.00	51,396	7.2	2,837,100	3.1	–	–	2,888,496	3.2
£5.00 – £6.00	8,675,016	6.4	300,985	0.9	–	–	8,976,001	6.2
£6.00 – £7.00	6,721,457	5.1	68,287	0.5	–	–	6,789,744	5.0
£7.00 – £8.00	5,154,316	4.4	–	–	–	–	5,154,316	4.4
£9.00 – £10.00	4,170,704	3.4	6,199	1.0	–	–	4,176,903	3.4
£11.00 – £12.00	12,247	3.0	–	–	–	–	12,247	3.0
£12.00 – £13.00	124,574	3.0	–	–	–	–	124,574	3.0
	24,909,710	5.1	5,795,544	2.3	19,286,465	2.2	49,991,719	3.7

86	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

The range of exercise prices of the options outstanding at 30 June 2008 was between nil and £12.98 (2007: nil and £12.98) . For those options outstanding under the Executive Scheme it was between £4.93 and £12.98 (2007: £4.93 and £12.98) and for those outstanding under the Sharesave Scheme it was between £2.11 and £9.71 (2007: £2.11 and £9.71); for all options outstanding under the Senior Management Schemes the exercise price was nil.

The following table summarises additional information about the awards exercisable at 30 June 2008 and 30 June 2007:

	2008			2007

		Average remaining			Average remaining
	Options exercisable	contractual life of	Weighted average	Options exercisable	contractual life of	Weighted average
	at 30 June	exercisable options	exercise price	at 30 June	exercisable options	exercise price

Executive Scheme options	18,270,869	3.8	£7.20	19,240,781	4.6	£7.31
Sharesave Scheme options	174,043	0.1	£4.04	246,846	0.1	£5.47
Senior Management Schemes options	312,804	0.1	£0.00	14,237	7.1	£0.00
	18,757,716	3.7	£7.05	19,501,864	4.5	£7.28

Information for awards granted during the year
The weighted average fair value of equity-settled share options granted during the year, as estimated at the date of grant, was £4.86 (2007: £4.02) . This was calculated using the Black-Scholes share option pricing model, except for awards which have market-based performance conditions, where a Monte-Carlo simulation model was used, and for grants of nil-priced options, which were treated as the award of a free share.

(i) Sharesave Scheme
The weighted average fair value of equity-settled share options granted during the year under the Sharesave Scheme, as estimated at the date of grant, was £2.23 (2007: £1.75) .. This was calculated using the Black-Scholes share option pricing model, using the following weighted average assumptions:

	2008	2007

Share price	£6.93	£5.66
Exercise price	£5.38	£4.53
Expected volatility	23.0%	25.4%
Expected life	4.1 years	3.5 years
Expected dividends	2.2%	2.2%
Risk-free interest rate	5.0%	4.8%

(ii) Senior Management Scheme
The weighted average fair value of equity-settled share options granted during the year under the Senior Management Schemes, as estimated at the date of grant, was £5.54 (2007: £4.38) . For those awards with market-based performance conditions, this was calculated using a Monte-Carlo simulation model. Awards granted as nil-priced options were treated as the award of a free share.

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

The following weighted average assumptions were used in calculating these fair values:

	2008	2007

Share price	£6.53	£5.49
Exercise price	£0.00	£0.00
Expected volatility	18.9%	23.6%
Expected life	1.9 years	3.0 years
Expected dividends	2.4%	2.2%
Risk-free interest rate	5.3%	4.8%

Expected volatility was determined by calculating the historical volatility of the Company’s share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the options and adjusted, based on management’s best estimate, for the effects of exercise restrictions and behavioural considerations.

British Sky Broadcasting Group plc	87
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

25. Reconciliation of shareholders’ equity

					Available-			Total
	Share	Share	ESOP	Hedging	for-sale	Other	Retained	shareholders’
	capital	premium	reserve	reserve	reserve	reserves	earnings	(deficit) equity
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 July 2006	896	1,437	(25)	(52)	–	311	(2,446)	121
Purchase of own equity shares for cancellation	(20)	–	–	–	–	20	(214)	(214)
Recognition and transfer of cash flow hedges	–	–	–	39	–	–	–	39
Tax on items taken directly to equity	–	–	–	(12)	–	–	5	(7)
Revaluation of available-for-sale investment	–	–	–	–	(151)	–	–	(151)
Share-based payment	–	–	(29)	–	–	–	22	(7)
Profit for the year	–	–	–	–	–	–	499	499
Dividends	–	–	–	–	–	–	(233)	(233)
At 30 June 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47

Recognition and transfer of cash flow hedges	–	–	–	45	–	–	–	45
Tax on items taken directly to equity	–	–	–	(13)	–	–	(3)	(16)
Impairment of available-for-sale investment	–	–	–	–	151	–	–	151
Exchange differences on translation of foreign
operations	–	–	–	–	–	4	–	4
Share-based payment	–	–	17	–	–	–	(9)	8
Loss for the year	–	–	–	–	–	–	(127)	(127)
Dividends	–	–	–	–	–	–	(280)	(280)
At 30 June 2008	876	1,437	(37)	7	–	335	(2,786)	(168)

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

Purchase of own equity shares for cancellation and capital redemption reserve
On 4 November 2005, the Company’s shareholders approved a resolution at the AGM for the Company to purchase up to 92 million ordinary shares (the “2005 resolution”). This authority to buyback shares expired on 3 November 2006. During the year ended 30 June 2007, the Company purchased, and subsequently cancelled, 38 million ordinary shares at an average price of £5.55, with a nominal value of £20 million, for a consideration of £214 million including stamp duty and commission of £2 million. The nominal value of the shares cancelled has been credited to other reserves.

The following table provides information about purchases of equity shares by the company, including purchases by the Group’s ESOP, during the fiscal year.

	Total number		Average
	of shares		price paid
Period	purchased	(i)	per share

July	–		–
August	2,000,000		£6.73
September	–		–
October	–		–
November	1,500,000		£6.31
December	–		–
January	–		–
February	1,700,000		£5.69
March	–		–
April	–		–
May	2,300,000		£5.44
June	–		–
Total for the year ended 30 June 2008	7,500,000		£6.02

(i)	All share purchases were open market transactions and are included in the month of settlement.

88	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

ESOP reserve
The cost of the Company’s ordinary shares held by the Group’s ESOP is treated as a deduction in arriving at total shareholders’ equity. The movement in the ESOP reserve was as follows:

		Average
	Number of	price paid
	ordinary shares	per share	£m

At 1 July 2006	4,448,876	£5.66	25
Share options exercised during the year	(8,343,434)	£5.62	(47)
Shares purchased by the ESOP during the year	12,500,000	£6.07	76
At 30 June 2007	8,605,442	£6.29	54

Share options exercised during the year	(9,876,114)	£6.34	(62)
Shares purchased by the ESOP during the year	7,500,000	£6.02	45
At 30 June 2008	6,229,328	£5.87	37

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

Available-for-sale reserve
Available-for-sale investments are carried at fair value where this can be reliably measured, with movements in the fair value recognised directly in the available-for-sale reserve. At 30 June 2008, the Group’s available-for-sale reserve was nil (2007: £151 million) following the impairment of the Group’s investment in ITV, see note 6.

Other reserves
The Group’s other reserves include a capital redemption reserve, a merger reserve, a foreign currency translation reserve, and a special reserve. The capital redemption reserve was £95 million as at 30 June 2008 (2007: £95 million). The merger reserve was £222 million as at 30 June 2008 (2007: £222 million). The special reserve was £14 million as at 30 June 2008 (2007: £14 million). The foreign currency translation reserve was £4 million as at 30 June 2008 (2007: less than £1 million).

26. Notes to the Consolidated Cash Flow Statement
Reconciliation of profit before taxation to cash generated from operations

	2008	2007	2006
	£m	£m	£m

Profit before taxation	60	724	798
Depreciation of property, plant and equipment	155	120	89
Amortisation of intangible assets	91	72	51
Profit on disposal of joint venture	(67)	–	–
Impairment of available-for-sale investment	616	–	–
Share-based payment expense	36	33	23
Net finance costs	130	103	91
Share of results of joint ventures and associates	(15)	(12)	(12)
	1,006	1,040	1,040

Increase in trade and other receivables	(59)	(47)	(102)
Decrease (increase) in inventories	88	(59)	31
(Decrease) increase in trade and other payables	(30)	68	32
(Decrease) increase in provisions	(2)	1	(13)
(Decrease) increase in derivative financial instruments	(6)	4	16
Cash generated from operations	997	1,007	1,004

British Sky Broadcasting Group plc	89
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

27. Contracted commitments, contingencies and guarantees
a) Future minimum expenditure contracted for but not recognised in the financial statements

	Year	Year	Year	Year	Year
	ending	ending	ending	ending	ending		Total at	Total at
	30 June	30 June	30 June	30 June	30 June	After	30 June	30 June
	2009	2010	2011	2012	2013	5 years	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m

Television programme rights(i)	870	860	306	240	40	40	2,356	2,638
Set-top boxes and related equipment	194	7	–	–	–	–	201	187
Third party payments(ii)	50	49	10	5	1	–	115	118
Transponder capacity(iii)	67	42	36	34	34	81	294	331
Property, plant and equipment(iv)	122	23	–	–	–	–	145	16
Intangible asset	10	3	–	–	–	–	13	4
Other	43	17	6	3	1	–	70	58
	1,356	1,001	358	282	76	121	3,194	3,352

For the avoidance of doubt, any foreign currency commitments are translated to pounds sterling at the rate prevailing on 30 June 2008.

(i)	At 30 June 2008, the Group had minimum television programming rights commitments of £2,356 million (2007: £2,638 million), of which £367 million (2007: £527 million) related to commitments payable in US dollars for periods of up to eight years (2007: six years).
Assuming that movie subscriber numbers remain unchanged from current levels, an additional £296 million (US$590 million) of commitments (2007: £284 million, (US$569 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £3 million (2007: £10 million) if subscriber numbers were to remain at current levels.
(ii)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial subscribers (“Sky Distributed Channels”) and are for periods of up to six years (2007: seven years). The extent of the commitment is largely dependent upon the number of retail subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the retail subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £636 million (2007: £968 million).
(iii)	Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both retail subscribers and cable operators. The commitments are for periods of up to twelve years (2007: thirteen years). Three additional transponder agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group’s HD services. No additional agreements were entered into in the years ended 30 June 2007 and 30 June 2008.
(iv)	On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.

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

On 7 May 2008 the Nomenclature Committee of the European Commission issued an Explanatory Note “EN” (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the European Union. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad Plc (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US and Japan who have instigated WTO proceedings against the EU on this matter. The Group therefore intends, in common with other affected importers, to appeal any retrospective assessment made and to defend its position on this matter.

90	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 30 June 2008 any liability should be considered contingent.

Certain subsidiaries of the Company have agreed to provide additional funding to several of their investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the subsidiaries of the Company to their investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £11 million (2007: £4 million).

The Group has guarantees in place relating to the Group’s borrowings, see note 22 – Borrowings and non-current other payables.

28. Operating lease commitments
The minimum lease rentals to be paid under non-cancellable operating leases at 30 June are as follows:

	2008	2007
	£m	£m

Within one year	45	32
Between one and two years	43	27
Between two and three years	34	27
Between three and four years	28	22
Between four and five years	24	19
After five years	59	79
	233	206

The majority of operating leases relate to property. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

The minimum sub-lease rentals to be received under non-cancellable operating sub-leases at 30 June are as follows:

	2008	2007
	£m	£m

Within one year	3	3
Between one and two years	3	3
Between two and three years	3	3
Between three and four years	3	2
Between four and five years	2	2
After five years	1	3
	15	16

Sub-lease rentals primarily relate to property leases.

British Sky Broadcasting Group plc	91
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

29. Purchase of subsidiaries
On 5 September 2007, the Group took control of Amstrad Plc (“Amstrad”). The Group purchased 100% of the issued share capital for consideration of £127 million, satisfied by £90 million of cash and £37 million of issued Loan Notes. Amstrad is the parent company of a group of companies involved primarily in the supply of digital television set-top box receiving equipment to the Group. The purchase of Amstrad provides the Group an opportunity to vertically integrate its supply chain, bringing technologies in house and allowing greater involvement in the design and application of products. This transaction has been accounted for under the purchase method.

		Fair value	Recognised
	Net book value	adjustments	values
	£m	£m	£m

Net assets of Amstrad purchased
Goodwill	1	(1)	–
Intangible assets	3	5	8
Property, plant and equipment	1	–	1
Deferred tax liabilities	–	(3)	(3)
Inventories	16	2	18
Trade and other receivables	16	–	16
Cash and cash equivalents	21	–	21
Trade and other payables	(16)	8	(8)
Provisions for liabilities and charges(i)	(4)	(26)	(30)
	38	(15)	23

Provisional goodwill			104
Total consideration			127

Satisfied by:
Ordinary shares purchased for cash (including the purchase of certain outstanding Amstrad share options)			88
Ordinary shares purchased by the issue of Loan Notes			37
Directly attributable costs			2

Net cash outflow arising on the purchase of Amstrad
Cash paid			90
Cash and cash equivalents purchased			(21)
			69

(i)	The fair value of provisions for liabilities and charges includes both the fair value of acquired provisions and contingent liabilities, see note 21.

The Loan Notes were issued during the period as part consideration for the purchase of Amstrad and are repayable at the option of the note holders either on 31 March or on 30 September in any year until 30 September 2017 when the Loan Notes are fully redeemable. Under the terms of the Loan Notes the Group pays floating six month LIBOR minus 1.000% until 29 September 2012, after this date the Group will pay floating six month LIBOR minus 0.500% . The coupon is payable semi-annually.

For the period between the date of purchase and 30 June 2008, Amstrad contributed £9 million to the Group’s revenue, £17 million profit to the Group’s loss before tax and a reduction of 1.0 pence in loss per share. Had the Group taken control of Amstrad on the first day of the period, Group revenue for the period would have been £4,954 million, Group loss for the year would have been £127 million and Group basic loss per share would have been 7.3 pence. Goodwill includes the value that the Group is expecting to generate from the cost synergies of integrating the design and supply chain operations of Amstrad and the work force in place. Goodwill has been determined provisionally because the Group cannot be certain that all assets, liabilities and contingent liabilities have been identified. Initial accounting for the goodwill will be completed within 12 months of the purchase date.

92	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

30. Transactions with related parties and major shareholders
a) Entities with joint control or significant influence
The Group conducts business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	2008	2007	2006
	£m	£m	£m

Supply of services by the Group	36	18	21
Purchases of goods or services by the Group	(202)	(195)	(175)
Amounts owed by related parties to the Group	6	1	1
Amounts owed to related parties by the Group	(32)	(36)	(31)

Services supplied to News Corporation
During the year, the Group supplied programming, telephony, airtime, transmission, marketing, consultancy services and set top boxes to News Corporation.

Purchases of goods and services from News Corporation
During the year, the Group purchased programming, digital equipment, smartcards and encryption services, set-top box technologies, advertising, IT services and rental premises from News Corporation companies.

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

Purchase of associate interest from News Corporation
On 12 December 2007 the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the consolidated income statement.

b) Joint ventures and associates
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below.
Transactions between the company and its subsidiaries, joint ventures and associates are disclosed in the Company’s separate financial statements.

	2008	2007	2006
	£m	£m	£m

Supply of services by the Group	16	15	14
Purchases of goods or services by the Group	(53)	(49)	(46)
Amounts owed by joint ventures
and associates to the Group	28	25	23
Amounts owed to joint ventures
and associates by the Group	(3)	(3)	(5)

Revenue is primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £18 million (2007: £17 million) relating to loan funding. These loans bear interest at rates of between three month LIBOR plus 0.45% and six month LIBOR plus 1.5% . The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £18 million (2007: £17 million).

The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of two joint ventures: The History Channel (UK) and Chelsea Digital Media Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts.

The Group was not exposed to any of the net gains or losses on these forward contracts. The face value of forward exchange contracts that had not matured as at 30 June 2008 was £5 million (2007: £5 million).

During the year, US$6 million (2007: US$13 million; 2006: US$13 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$2 million (2007: US$1 million; 2006: nil) was received from joint ventures upon maturity of forward exchange contracts.

During the year, £3 million (2007: £7 million; 2006: £7 million) was received from the joint ventures upon maturity of forward exchange contracts, and £1 million (2007: nil) was paid to the joint ventures upon maturity of forward exchange contracts.

On 30 June 2006, the Group increased its shareholding in MyKindaPlace Limited (“MKP”) from 49% to 100%. Prior to that date, the directors of MKP had included a close family member of two Directors of the Company.

c) Other transactions with related parties
During the year Amstrad agreed to pay compensation to Sky Italia (a related party of the Group) in relation to a high level of subscriber product returns. The value of this compensation is estimated to be £7 million and a provision of £1.6 million (2007: nil) remains at 30 June 2008 in relation to this.

A close family member of two Directors of the Company who served during the year has a controlling interest in Shine Limited (“Shine”), in which the Group has an 8% (2007: 3%) equity shareholding. During the year, the Group acquired a further 8% (24,366 shares) of the issued share capital of Shine from 3i Group plc for a cash consideration of £7 million. The Group also participated in a rights issue to maintain

British Sky Broadcasting Group plc	93
Annual Report 2008

<<<<<

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

30. Transactions with related parties and major shareholders (continued)
its equity stake, acquiring 3,676 shares for a cash consideration of £1 million. Subsequent to this, CPE Holdings Incorporated exercised their call option to purchase 7,730 shares from the Group for a consideration of £2.2 million, which resulted in a reduction in the Group’s equity shareholding from 11% to 8%. During the year, the Group incurred programming and production costs for television of £5 million (2007: £3 million; 2006: £10 million) from Shine. At 30 June 2008 there is an outstanding amount of less than £1 million (2007: nil; 2006: nil) due to Shine.

A close family member of two Directors of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group during the year amounting to £1 million (2007: £1 million; 2006: £1 million). At 30 June 2008 and 30 June 2007, there were no outstanding amounts due to or from Freud Entertainment Limited.

In addition to the foregoing, the Group has engaged in a number of transactions with companies of which some of the Company’s Directors are also directors.

d) Key management
The Group has a related party relationship with the Directors of the Group. At 30 June 2008, there were 15 (2007: 14; 2006: 15) members of key management all of whom were Directors of the Company. Key management compensation is disclosed in note 8b.

94	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

31. Group investments
The significant investments of the Company which principally affect the consolidated results and total assets of the Group are as follows:

	Country of incorporation/	Description and proportion
Name	operation	of shares held (%)	Principal activity

Subsidiaries:
Direct holdings of the Company
British Sky Broadcasting Limited	England and Wales	10,002,002 ordinary shares of £1 each (100%)(i)	Operation of pay television broadcasting in the UK and Ireland

Sky Television Limited	England and Wales	13,376,982 ordinary shares of £1 each (100%)	Holding company
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 ordinary shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
BSkyB Finance UK plc	England and Wales	50,000 ordinary shares of £1 each (100%)	Finance company

Subsidiaries:
Indirect holdings of the Company
Sky Subscribers Services Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of ancillary functions supporting the pay television broadcasting, residential broadband and telephone operations of the Group
Sky Holdings Limited	England and Wales	600 ordinary shares of £1 each (100%)	Holding company
Sky In-Home Service Limited	England and Wales	1,576,000 ordinary shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
BSkyB Publications Limited	England and Wales	2 ordinary shares of £1 each (100%)	The supply of magazines
British Sky Broadcasting SA	Luxembourg	12,500 ordinary shares of £12 each (100%)	Satellite transponder leasing
Sky Broadband SA	Luxembourg	310 ordinary shares of £100 each (100%)	Provision of broadband and telephony services
Sky Interactive Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of interactive television services
Easynet Group Limited	England and Wales	121,308,490 ordinary shares of £0.04 each (100%)	Holding company
Sky Ventures Limited	England and Wales	912 ordinary shares of £1 each (100%)	Holding company
365 Media Group plc	England and Wales	151,970,072 ordinary shares of £0.01 each (100%)	Holding company
Amstrad Satellite Products Limited	England and Wales	7 ordinary shares of £1 each (100%)	The design, development, marketing and distribution of satellite products

Joint ventures and associates:
Nickelodeon UK Limited	England and Wales	104 B Shares of £0.01 each (40%)	The transmission of children’s television channels

The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history, biography, crime and investigation television programming
Paramount UK(ii),(iii)	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australian News Channel Pty Limited	Australia	1 ordinary share of AUS$1 (33.33%)	The transmission of news and business channels
NGC Network International LLC	United States of America	Partnership interest (21%)	The transmission of natural history and adventure channels
NGC Network Latin America LLC	United States of America	Partnership interest (21%)	The transmission of natural history and adventure channels
MUTV Limited(iv)	England and Wales	800 B Shares of £1 each (33.33%)	The transmission, production and marketing of the Manchester United football channel
Attheraces Holdings Limited(iii)	England and Wales	1,500 ordinary shares of £1 each (47.50%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	42,648 B Shares of £0.01 each (35%) and 7 million redeemable preference shares of £1 each	The transmission, production and marketing of the Chelsea Football Club football channel and website

Investments:
ITV(iii)	England and Wales	696,046,825 ordinary shares of £0.10 each (17.9%)	The transmission of free-to-air channels
BSkyB Guernsey Limited(v)	Guernsey	1,346 ordinary shares of £1 each (1%)	Finance company

Notes
(i)	50.00001% directly held by British Sky Broadcasting Group plc and 49.99999% held indirectly by BSkyB Investments Limited.
(ii)	The registered address of Paramount UK is 180 Oxford Street, London, W1D 1DS.
(iii)	These entities accounting reference date is 31 December.
(iv)	The accounting reference date of MUTV has changed from 30 September to 30 June.
(v)	The accounting reference date of BSkyB Guernsey Limited is 28 February.

British Sky Broadcasting Group plc	95
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

32. Guarantor statements
Supplemental condensed consolidating balance sheets as at 30 June 2008

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	–	852	–	852
Intangible assets	–	226	77	–	303
Property, plant and equipment	22	428	265	7	722
Investments in subsidiary undertakings under the equity method	694	1,385	81	(2,160)	–
Investments in joint ventures and associates	–	–	114	–	114
Available-for-sale investments	–	–	338	–	338
Deferred tax assets	–	20	6	(3)	23
Trade and other receivables	–	20	–	(1)	19
Derivative financial assets	67	13	–	(67)	13
	783	2,092	1,733	(2,224)	2,384

Current assets
Inventories	–	221	93	(4)	310
Trade and other receivables	2,790	3,289	4,064	(9,577)	566
Short-term deposits	–	185	–	–	185
Cash and cash equivalents	–	604	28	–	632
Derivative financial assets	–	5	–	–	5
	2,790	4,304	4,185	(9,581)	1,698

Total assets	3,573	6,396	5,918	(11,805)	4,082

Current liabilities
Borrowings	301	–	37	–	338
Trade and other payables	2,086	5,359	3,515	(9,666)	1,294
Current tax liabilities	27	124	–	–	151
Provisions	–	10	17	–	27
Deferred tax liabilities	3	–	–	(3)	–
Derivative financial liabilities	69	14	–	–	83
	2,486	5,507	3,569	(9,669)	1,893

Non-current liabilities
Borrowings	1,093	1,782	61	(828)	2,108
Trade and other payables	–	20	93	(46)	67
Provisions	–	4	18	–	22
Derivative financial liabilities	162	65	–	(67)	160
	1,255	1,871	172	(941)	2,357

Total liabilities	3,741	7,378	3,741	(10,610)	4,250

Shareholders’ (deficit) equity	(168)	(982)	2,177	(1,195)	(168)

Total liabilities and shareholders’ (deficit) equity	3,573	6,396	5,918	(11,805)	4,082

See notes to supplemental guarantor statements

96	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Supplemental condensed consolidating balance sheets as at 30 June 2007

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	–	741	–	741
Intangible assets	–	191	70	–	261
Property, plant and equipment	23	395	243	9	670
Investments in subsidiary undertakings under the equity method	1,336	754	108	(2,198)	–
Investments in joint ventures and associates	–	–	34	–	34
Available-for-sale investments	–	2	795	–	797
Deferred tax assets	–	11	43	–	54
Derivative financial assets	89	–	–	(89)	–
	1,448	1,353	2,034	(2,278)	2,557

Current assets
Inventories	–	291	93	–	384
Trade and other receivables	299	4,058	4,130	(7,963)	524
Short-term deposits	–	–	15	–	15
Cash and cash equivalents	–	211	224	–	435
Derivative financial assets	–	5	–	–	5
	299	4,565	4,462	(7,963)	1,363

Total assets	1,747	5,918	6,496	(10,241)	3,920

Current liabilities
Borrowings	–	–	16	–	16
Trade and other payables	424	4,669	4,268	(8,066)	1,295
Current tax liabilities	–	144	–	–	144
Provisions	–	4	4	–	8
Derivative financial liabilities	–	36	–	–	36
	424	4,853	4,288	(8,066)	1,499

Non-current liabilities
Borrowings	1,018	1,223	60	(287)	2,014
Trade and other payables	–	28	87	(31)	84
Provisions	–	6	12	–	18
Derivative financial liabilities	258	89	–	(89)	258
	1,276	1,346	159	(407)	2,374

Total liabilities	1,700	6,199	4,447	(8,473)	3,873

Shareholders’ equity (deficit)	47	(281)	2,049	(1,768)	47

Total liabilities and shareholders’ equity (deficit)	1,747	5,918	6,496	(10,241)	3,920

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc	97
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

32. Guarantor statements (continued)
Supplemental condensed consolidating statements of operations for the year ended 30 June 2008

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	136	4,270	1,409	(863)	4,952
Operating expense	(7)	(3,785)	(1,326)	890	(4,228)
Operating profit	129	485	83	27	724

Share of results of joint ventures and associates	–	–	15	–	15
Share of (losses) profits of subsidiary undertakings	(1,334)	(537)	75	1,796	–
Investment income	1,208	129	268	(1,558)	47
Finance costs	(104)	(217)	(122)	266	(177)
(Loss) profit on disposal of investment	–	(500)	82	485	67
Impairment of available-for-sale investment	–	–	(616)	–	(616)
(Loss) profit before tax	(101)	(640)	(215)	1,016	60

Taxation	(26)	(126)	(35)	–	(187)
Loss for the year	(127)	(766)	(250)	1,016	(127)

See notes to supplemental guarantor statements

Supplemental condensed consolidating statements of operations for the year ended 30 June 2007

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	132	4,183	1,068	(832)	4,551
Operating expenses	(1)	(3,516)	(1,048)	829	(3,736)
Operating profit	131	667	20	(3)	815

Share of results of joint ventures and associates	–	–	12	–	12
Share of (losses) profits of subsidiary undertakings	(122)	(13)	43	92	–
Investment income	614	101	90	(759)	46
Finance costs	(91)	(143)	(86)	171	(149)
Profit before tax	532	612	79	(499)	724

Taxation	(33)	(203)	11	–	(225)
Profit for the year	499	409	90	(499)	499

See notes to supplemental guarantor statements

Supplemental condensed consolidating statements of operations for the year ended 30 June 2006

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Revenue	118	3,841	785	(596)	4,148
Operating expenses	(1)	(3,129)	(735)	594	(3,271)
Operating profit	117	712	50	(2)	877

Share of results of joint ventures and associates	–	–	12	–	12
Share of (losses) profits of subsidiary undertakings	(464)	24	17	423	–
Investment income	1,021	56	35	(1,060)	52
Finance costs	(88)	(116)	(36)	97	(143)
Profit on disposal of joint venture	–	2	–	(2)	–
Profit before tax	586	678	78	(544)	798

Taxation	(35)	(152)	(60)	–	(247)
Profit for the year	551	526	18	(544)	551

See notes to supplemental guarantor statements

98	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2008

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from (utilised in) operations	–	1,502	(534)	29	997
Interest received	–	34	9	–	43
Taxation paid	–	(163)	–	–	(163)
Net cash from (used in) operating activities	–	1,373	(525)	29	877

Cash flows from investing activities
Dividends received from joint ventures and associates	–	11	–	–	11
Net funding to joint ventures and associates	–	(6)	–	–	(6)
Purchase of property, plant and equipment	–	(132)	(83)	–	(215)
Purchase of intangible assets	–	(111)	(13)	–	(124)
Purchase of available-for-sale investments	–	(6)	–	–	(6)
Purchase of subsidiary (net of cash and cash equivalents purchased)	–	(72)	–	–	(72)
Proceeds from the sale of subsidiaries	–	–	3	–	3
(Increase) decrease in short-term deposits	–	(185)	15	–	(170)
Net cash used in investing activities	–	(501)	(78)	–	(579)

Cash flows from financing activities
Proceeds from borrowings	–	383	–	–	383
Repayment of borrowings	–	(16)	–	–	(16)
Repayment of obligations under finance leases	–	(1)	–	–	(1)
Proceeds from disposal of shares in ESOP	22	–	–	–	22
Purchase of own shares for ESOP	–	(45)	–	–	(45)
Interest paid	–	(165)	–	–	(165)
Dividends paid to shareholders	–	(280)	–	–	(280)
Loans (to) from Group companies	(22)	(355)	406	(29)	–
Net cash (used in) from financing activities	–	(479)	406	(29)	(102)

Effect of foreign exchange rate movements	–	–	1	–	1
Net increase (decrease) in cash and cash equivalents	–	393	(196)	–	197

Cash and cash equivalents at the beginning of the year	–	211	224	–	435
Cash and cash equivalents at the end of the year	–	604	28	–	632

See notes to supplemental guarantor statements

British Sky Broadcasting Group plc	99
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

Notes to the consolidated financial statements
continued

32. Guarantor statements (continued)
Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2007

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from (utilised in) operations	–	1,127	(36)	(84)	1,007
Interest received	–	27	19	–	46
Taxation paid	–	(128)	–	–	(128)
Net cash from (used in) operating activities	–	1,026	(17)	(84)	925

Cash flows from investing activities
Dividends received from joint ventures and associates	–	9	–	–	9
Net funding to joint ventures and associates	–	(3)	–	–	(3)
Purchase of property, plant and equipment	–	(136)	(156)	–	(292)
Purchase of intangible assets	–	(42)	(22)	–	(64)
Purchase of available-for-sale investments	–	(947)	–	–	(947)
Purchase of subsidiary, net of cash and cash equivalents purchased	–	(104)	–	–	(104)
Decrease in short-term deposits	–	298	334	–	632
Net cash (used in) from investing activities	–	(925)	156	–	(769)

Cash flows from financing activities
Proceeds from borrowings	–	295	–	–	295
Repayment of borrowings	–	(189)	(3)	–	(192)
Proceeds from disposal of shares in ESOP	37	–	–	–	37
Purchase of own shares for ESOP	–	(76)	–	–	(76)
Purchase of own shares for cancellation	(16)	(198)	–	–	(214)
Interest paid	–	(146)	(8)	–	(154)
Dividends paid to shareholders	–	(233)	–	–	(233)
Loans (to) from Group companies	(21)	(128)	65	84	–
Net cash (used in) from financing activities	–	(675)	54	84	(537)

Effect of foreign exchange rate movements	–	–	–	–	–
Net (decrease) increase in cash and cash equivalents	–	(574)	193	–	(381)

Cash and cash equivalents at the beginning of the year	–	785	31	–	816
Cash and cash equivalents at the end of the year	–	211	224	–	435

See notes to supplemental guarantor statements

100	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2006

	Company	Guarantor	Non-guarantor	Consolidation	Group and
	only	subsidiaries	subsidiaries	adjustments	subsidiaries
	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	32	746	133	93	1,004
Interest received	–	31	12	–	43
Taxation paid	–	(172)	–	–	(172)
Net cash from operating activities	32	605	145	93	875

Cash flows from investing activities
Dividends received from joint ventures and associates	–	–	7	–	7
Net funding to joint ventures and associates	–	–	(2)	–	(2)
Purchase of property, plant and equipment	–	(135)	(34)	–	(169)
Purchase of intangible assets	–	(38)	(5)	–	(43)
Purchase of subsidiary, net of cash and cash equivalents purchased	–	(350)	141	–	(209)
Increase in short-term deposits	–	(297)	(156)	–	(453)
Net cash used in investing activities	–	(820)	(49)	–	(869)

Cash flows from financing activities
Proceeds from issue of Guaranteed Notes	–	397	617	–	1,014
Proceeds from disposal of shares in ESOP	13	–	–	–	13
Purchase of own shares for ESOP	–	(17)	–	–	(17)
Purchase of own shares for cancellation	(406)	(2)	–	–	(408)
Interest paid	–	(100)	(5)	–	(105)
Dividends paid to shareholders	–	(191)	–	–	(191)
Loans from (to) Group companies	335	558	(800)	(93)	–
Net cash (used in) from financing activities	(58)	645	(188)	(93)	306

Effect of foreign exchange rate changes	–	1	–	–	1
Net (decrease) increase in cash and cash equivalents	(26)	431	(92)	–	313

Cash and cash equivalents at the beginning of the period	26	354	123	–	503
Cash and cash equivalents at the end of the period	–	785	31	–	816

See notes to supplemental guarantor statements

Notes to supplemental guarantor statements
From time to time, the Company may issue debt securities that are registered with the Securities and Exchange Commission (“SEC”), and which are guaranteed, on a full and unconditional basis, by certain of the Company’s 100% owned subsidiaries. At 30 June 2008, five of the Company’s subsidiaries, British Sky Broadcasting Limited (“BSkyB Limited”) Sky Subscribers Services Limited (“SSSL”), BSkyB Investments Limited (“BSkyB Investments”), BSkyB Publications Limited (“BSkyB Publications”) and BSkyB Finance UK plc (“BSkyB Finance UK”), were joint and several guarantors of the Company’s registered debt securities. In February 1999, the Company issued US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750%, respectively. On 31 January 2007, under the terms of the debt securities’ indentures, BSkyB Investments became an acceding guarantor to the Company’s registered debt securities. On 3 May 2007, BSkyB Publications and BSkyB Finance UK became acceding guarantors to the Company’s registered debt securities. As a result, in the supplemental income statement and supplemental cash flow statement for the year ended 30 June 2006, BSkyB Investments, BSkyB Publications and BSkyB Finance UK were transferred from non-guarantor subsidiaries to guarantor subsidiaries.

Supplemental condensed consolidating financial information for the guarantors is prepared in accordance with the Group’s IFRS accounting policies applied in the year ended 30 June 2008, as described in note 1, except to the extent that, for the purposes of the supplemental combining presentation of the guarantor statements, investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company as “share of profits of subsidiary undertakings” in the income statement and as “investments in subsidiary undertakings under the equity method” in the balance sheet, as required by the SEC.

This supplemental financial information should be read in conjunction with the consolidated financial statements.

British Sky Broadcasting Group plc	101
Annual Report 2008

Back to Contents

Group financial record – unaudited
Consolidated results
Below is selected financial information for the Group under IFRS as at and for each of the four years ended 30 June 2008, derived either from the audited consolidated financial statements included in this Annual Report or from the Group’s historical Annual Reports.

	Year ended		Year ended		Year ended		Year ended
	30 June 2008		30 June 2007		30 June 2006		30 June 2005
Consolidated Income Statement	£m		£m		£m		£m

Retail subscription	3,769		3,406		3,157		2,974
Wholesale subscription	181		208		224		219
Advertising	328		352		342		329
Sky Bet	44		47		37		32
Installation, hardware and service	276		212		131		128
Other	354		326		257		160
Revenue	4,952		4,551		4,148		3,842

Operating expense(i)	(4,228)		(3,736)		(3,271)		(3,020)
Operating profit	724		815		877		822

Share of results of joint ventures and associates	15		12		12		14
Investment income	47		46		52		29
Finance costs	(177)		(149)		(143)		(87)
Profit on disposal of joint venture	67		–		–		9
Impairment of available-for-sale investment	(616)		–		–		–
Profit before tax	60		724		798		787

Taxation	(187)		(225)		(247)		(209)
(Loss) profit for the year	(127)		499		551		578

Net profit (loss) recognised directly in equity	187		(124)		(38)		(13)
Total recognised income and expense for the year	60		375		513		565

(Loss) earnings per share from (loss) profit for the year (in pence)
Basic	(7.3	)p	28.4	p	30.2	p	30.2	p
Diluted	(7.3	)p	28.2	p	30.1	p	30.2	p
(Loss) earnings per ADS from (loss) profit for the year (in pence)
Basic	(29.2	)p	113.6	p	120.8	p	120.8	p
Diluted	(29.2	)p	112.8	p	120.4	p	120.8	p
Dividends per share
Dividends declared per share (in pence)	16.8	p	15.5	p	12.2	p	9.0	p
Dividends declared per share (in cents)	33.6	¢	30.2	¢	21.8	¢	16.7	¢
Dividends declared per ADS (in pence)	67.0	p	62.0	p	48.8	p	36.0	p
Dividends declared per ADS (in cents)	134.5	¢	121.0	¢	87.0	¢	67.0	¢

	Year ended	Year ended	Year ended	Year ended
	30 June 2008	30 June 2007	30 June 2006	30 June 2005
Consolidated Cash Flow Statement	£m	£m	£m	£m

Cash and cash equivalents	632	435	816	503
Purchase of plant, property, equipment and intangible assets	339	356	212	241

	30 June 2008	30 June 2007	30 June 2006	30 June 2005
Consolidated Balance Sheet	£m	£m	£m	£m

Non-current assets	2,384	2,557	1,504	1,093
Current assets	1,698	1,363	2,283	1,363
Total assets	4,082	3,920	3,787	2,456
Current liabilities	(1,893)	(1,499)	(1,547)	(1,150)
Non-current liabilities	(2,357)	(2,374)	(2,119)	(1,119)
Net assets	(168)	47	121	187

Capital stock(ii)	2,313	2,313	2,333	2,371
Number of shares in issue (in millions)	1,753	1,753	1,791	1,868

102	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Consolidated financial statements
continued

	Year ended	Year ended	Year ended	Year ended
	30 June 2008	30 June 2007	30 June 2006	30 June 2005
Statistics		(In thousands)

Distribution of Sky Channels
DTH homes	8,980	8,582	8,176	7,787
Cable homes(iii)	1,248	1,259	3,898	3,872
Total Sky pay homes	10,228	9,841	12,074	11,659

DTT homes(iv)	9,200	9,139	6,402	5,178

Broadband homes	1,628	716	–	–
Sky Talk homes	1,241	526	–	–

Average number of full-time equivalent employees	14,145	13,087	11,216	9,958

Notes
(i)	Included within operating expense for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements. This item was previously disclosed as a contingent asset in the consolidated financial statements as at 30 June 2006. Included within operating expense for the year ended 30 June 2008 is £21 million (2007: £16 million) of expense relating to the legal costs of the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. Included within operating expense for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs.
(ii)	Capital stock includes called-up share capital and share premium.
(iii)	The number of cable homes is as reported to us by the cable operators. The reported number of cable homes reflects the impact of Virgin Media ceasing to carry Sky’s basic channels on its platform, following the expiry (and non-renewal) of an agreement at the end of February 2007.
(iv)	The DTT homes number consists of Ofcom’s estimate of the number of homes where DTT is the only platform. The number of DTT homes for all years disclosed above is based on Ofcom’s Digital Television Update published quarterly in arrears (previously sourced from BARB). Latest data available for the year ended 30 June 2008 is at 31 March 2008.

Factors which materially affect the comparability of the selected financial data
Available-for-sale investment
At 30 June 2008, we recorded an impairment loss of £616 million in the carrying value of our equity investment in ITV. For further details see note 6 to the “Consolidated financial statements” – Impairment of available-for-sale investment.

Business combinations
During fiscal 2008, we completed the acquisition of Amstrad plc (“Amstrad”). The results of this acquisition were consolidated from the date on which control passed to the Group (5 September 2007). For further details see note 29 to the “Consolidated financial statements” – Purchase of subsidiaries.

During fiscal 2007, we completed the acquisition of 365 Media Group plc (“365 Media”). The results of this acquisition were consolidated from the date on which control passed to the Group (23 January 2007).

During fiscal 2006, we completed the acquisition of Easynet Group plc (“Easynet”). The results of this acquisition were consolidated from the date on which control passed to the Group (6 January 2006).

Disposal of joint venture
On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside the US). The Group recognised a profit on disposal of £67 million.

Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations see note 23 to the “Consolidated financial statements” – Derivatives and other financial instruments.

Since any dividends are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

British Sky Broadcasting Group plc	103
Annual Report 2008

Back to Contents

Shareholder information

Share information
Our sole outstanding class of voting securities is ordinary shares with a nominal value of 50p.

Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. The Bank of New York Mellon is the depositary of the American Depositary Receipts, which evidence the ADSs.

Registrars
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone 0871 384 2091
Overseas +44 121 415 7567

ADR depositary
The Bank of New York Mellon
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (212) 815-3700
www.adrbny.com

Shareholder enquiries
All administrative enquiries relating to unregistered shareholders, such as notification of change of address or the loss of a share certificate, should be made to Equiniti Limited, whose address is given above. ADS holders should contact The Bank of New York Mellon if they have a query relating to their holding.

Shares online
The Company provides a range of shareholder information online at www.sky.com/corporate. Shareholders can access and view their shareholding and update their details at www.shareview.co.uk.

Electronic shareholder communication
At the Company’s AGM in November 2007 the Company gained shareholder approval to adopt changes in the law governing electronic communication. This allows the Company to use its corporate website as the main way to communicate with shareholders, sending out Annual Reports only to those who have opted to receive a paper copy.

The Board regards this as a positive step for both the Company and shareholders. It will reduce our impact on the environment, minimise waste and reduce costs. It will also enable stakeholders to keep updated with developments at Sky as they happen by accessing our website.

Shareholders who have opted to receive shareholder communications in paper form are encouraged to receive these electronically in future by registering at www.shareview.co.uk. Shareholders can also change their instructions at any time by contacting Equiniti Limited.

Dividends
Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Equiniti Limited for a dividend mandate form.

During the financial year the Company introduced a new consolidated tax voucher service for those shareholders who have chosen to receive dividends directly into their bank account. A single consolidated tax voucher will be mailed by the end of November each year, to coincide with the final dividend payment. Full details are available at www.sky.com/corporate.

Overseas dividend payments
A service has been established to provide shareholders in over 30 countries worldwide with the opportunity to receive their dividends in their local currency. For a small flat-rate fee, shareholders can have their dividends automatically converted from Sterling and paid into their nominated bank account, normally within five working days of the dividend payment date. For further details, please contact Equiniti Limited on +44 121 415 7567.

Dividend Reinvestment Plan
The Company operates a Dividend Reinvestment Plan (“DRIP”) which enables shareholders to buy the Company’s shares on the London stock market with their cash dividend. Further information about the DRIP is available from Equiniti Limited. The helpline number is 0871 384 2268 from inside the UK and +44 121 415 7173 from overseas.

ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Equiniti Limited or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder fraud
Fraud is on the increase and many shareholders are targeted every year. If you have any reason to believe that you may have been the target of a fraud, or attempted fraud in relation to your shareholding, please contact Equiniti Limited immediately. To reduce the risk of fraud happening to you please see our list of ‘preventing shareholder fraud tips’ on our website at www.sky.com/corporate.

Share price information
The Company’s share price can be found on the Company’s corporate website at www.sky.com/corporate and it also appears in the financial columns of the national press under the prefix BSkyB.

ADS holders can access the latest ADS price at www.nyse.com or by visiting the Bank of New York Mellon’s website, www.adrbny.com.

The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares		ADSs(i)
	(pence)		($)

	High	Low	High	Low

Fiscal year ended 30 June
2004	776	584 1/2	59 6/25	40 13/50
2005	625	465 1/2	46 33/100	33 39/50
2006	579	478 1/2	42 49/100	33 4/5
2007	663 1/2	517 1/2	52 99/100	37 47/50
2008	713 1/2	465	58 7/10	36 33/50

104	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Shareholder information
continued

Share information
continued

	Shares		ADSs(i)
	(pence)		($)

	High	Low	High	Low

Fiscal year ended 30 June
2007
First Quarter	569	517 1/2	43 61/100	37 47/50
Second Quarter	560 1/2	519	42 67/100	40 71/100
Third Quarter	570	523	45 3/5	41 1/100
Fourth Quarter	663 1/2	561 1/2	52 99/100	44 43/100
2008
First Quarter	713 1/2	635 1/2	58 7/10	51 29/50
Second Quarter	696	588	57 19/100	47 11/20
Third Quarter	610	506	48 1/20	40 81/100
Fourth Quarter	580 1/2	465	45 49/50	36 33/50

	Shares		ADSs(i)
	(pence)		($)

	High	Low	High	Low

Month ended
31 January 2008	610	506	48 1/20	40 81/100
29 February 2008	596 1/2	539	47 7/25	41 79/100
31 March 2008	566	524 1/2	45 3/100	42 23/100
30 April 2008	580 1/2	536 1/2	45 49/50	42 37/100
31 May 2008	548	516	43 29/50	40 1/5
30 June 2008	546 1/2	465	42 79/100	36 33/50

(i)	Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.

Major shareholders
The following table sets forth, as of 30 July 2008, the amount and percentage of ordinary shares owned by each shareholder, including our Directors and Officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

Identity of person or group	Amount owned	Percent of class

News UK Nominees Limited(i)	686,021,700	39.14
Brandes Investment Partners L.P.(ii)	56,867,820	3.12
The Capital Group Companies, Inc.(ii)	55,977,854	3.10
Legal & General Group plc(ii)	53,183,483	3.03

(i)	Direct holding which is subject to restrictions on its voting rights (please see “Memorandum and Articles of Association – Alteration of share capital” on page 108 to 109.
(ii)	Indirect holding.

At 30 July 2008, 39.14% of the Company’s shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to News Corporation’s Quarterly Report on Form 10-Q for the period ended 31 March 2008 filed with the SEC on 8 May 2008, as a result of Rupert Murdoch’s ability to appoint certain members of the Board of Directors of the corporate trustee of the Murdoch Family Trust, which beneficially owns 0.9% of News Corporation’s Class A Common Stock and 37.2% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 1.3% of News Corporation’s Class A Common Stock and 1.3% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 2.2% of News Corporation’s Class A Common Stock and 38.6% of its Class B Common Stock.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

On 13 September 2005, News Corporation notified us that its interest in our shares had increased to 37.00% . On 12 May 2007 News Corporation further notified us that its interest in our shares had increased to 38.02% . On 26 September 2006 News Corporation further notified us that its interest in our shares had increased to 39.03% . These increases were as a result of the Company’s share buy-back programme. As at 27 September 2006, the date of the last share repurchase by the Company under the share buy-back programme, News Corporation had a 39.14% interest in our shares. The number of shares held by News Corporation remains unchanged.

On 2 February 2006 Brandes Investment Partners L.P. notified us that it had a 3.12% interest in our shares.

On 6 April 2006 The Capital Group Companies, Inc. notified us that it had a 3.10% interest in our shares.

On 4 October 2007, Legal & General Group plc notified us that it had a 3.03% interest in our shares.

On 19 April 2006, Janus Capital Management LLC (“Janus”) notified us that it had a 3.86% interest in our shares. On 5 March 2007, Janus notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%. On 7 March 2007, Janus further notified us that its interest in our shares had increased to 3.07% . On 1 July 2008, Janus notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

Franklin Resources, Inc. notified us of the following changes in its interest in our shares:

Percentage
Date notified	ownership

11 July 2005	9.01%
2 February 2006	10.09%
23 May 2006	9.98%
21 June 2006	10.00%

On 2 March 2007 Franklin Resources, Inc. notified us that under the Financial Services Authority’s Disclosure and Transparency Rules (“DTR”) it was no longer subject to a notification obligation as it had been able to claim an exemption from the requirement to aggregate its holdings with those of its subsidiaries and it holds less than 3% of the Company’s issued share capital. Franklin Resources, Inc. further informed us that Templeton Global Advisors Limited (“Templeton”), a wholly owned subsidiary of Franklin Resources Inc., had a 6.04% interest in our shares and that it is subject to a notification obligation under the DTR on the basis that as a discretionary manager it is an indirect shareholder. On 14 May 2007, Franklin Resources Inc. further notified us that Templeton’s interest in our shares had decreased to 5.89% . On 5 September 2007, Franklin Resources Inc. notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 5%. Templeton qualifies as an investment firm under the Markets in Financial Instruments Directive and therefore, in accordance with the Disclosure and Transparency Rules, it does not have a disclosure obligation when the voting rights attached to its shareholding in the Company do not exceed 5%.

On 4 May 2006 Harris Associates L.P. notified us that it had a 3.03% interest in our shares. On 30 May 2007, Harris Associates L.P notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

On 2 August 2005, Barclays PLC notified us that its interest in our shares had increased to 4.15% . On 29 June 2006, Barclays PLC further notified us that its interest in our shares had decreased to 3.85% . On 22 November 2006, Barclays PLC notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%. On 23 November 2006, Barclays notified us that its interest in our shares had increased to 3.05% . On 4 December 2006 Barclays PLC notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

British Sky Broadcasting Group plc	105
Annual Report 2008

Back to Contents

On 26 June 2006, Fidelity notified us that it had a 3.06% interest in our shares. On 17 August 2006, Fidelity notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

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

The Employee Share Ownership Plan (“ESOP”) was established to satisfy awards made to participants of the Company’s employee share plans. The trustees of the ESOP have waived the right to dividends payable in respect of the shares held by it, except to the extent of 0.0001% of the dividend payable on each share. At 30 June 2008, the ESOP had an interest in 6,201,575 of the Company’s ordinary shares.

On 28 July 2008, 10,515,229 ADSs were held of record by 19 holders in the US and 23,371 ordinary shares were held of record by 69 US persons.

Financial calendar
Results for the financial year ending 30 June 2009 will be published:
Q1 October 2008
Q2 January 2009
Q3 April 2009
Q4 August 2009

The Sky website
The Sky website at www.sky.com details the Company’s product offering and provides a link to the Company’s corporate website where investor and media information can be accessed.

Company’s registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000
Overseas +44 20 7705 3000

Company registration number
2247735

Chartered Accountants and Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Principal bankers
Royal Bank of Scotland
St. Andrew’s Square
Edinburgh EH2 2YB

Solicitors
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see note 23 of the consolidated financial statements “Derivatives and other financial instruments”.

Since any dividends we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

December 2007	2.0658	1.9774
January 2008	1.9895	1.9515
February 2008	1.9923	1.9405
March 2008	2.0311	1.9823
April 2008	1.9994	1.9627
May 2008	1.9818	1.9451
June 2008	1.9938	1.9467

Year ended 30 June	Period end	Average	(i)	High	Low

2004	1.8126	1.7491		1.9045	1.5728
2005	1.7930	1.8596		1.9482	1.7733
2006	1.8491	1.7808		1.8911	1.7138
2007	2.0063	1.9463		2.0063	1.8203
2008	1.9906	2.0105		2.1104	1.9405

(i)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

On 28 July 2008, the noon buying rate was US$1.9943 per £1.00.

Memorandum and Articles of Association
The following summarises certain provisions of the Company’s Memorandum and Articles of Association and applicable English Law. The summary is qualified in its entirety by reference to the Company’s Articles of Association, the Companies Act 1985 of Great Britain (the “1985 Act”) and the Companies Act 2006 of Great Britain (the “2006 Act”) together the “Acts”. The 2006 Act is being brought into force and the 1985 Act is being repealed in stages between January 2007 and October 2009.

Information on where shareholders can inspect copies of the Memorandum and Articles of Association is provided under “Documents on display” below.

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

106	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Shareholder information
continued

Memorandum and Articles of Association
continued

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

The 1985 Act requires a Director of a company who is in any way interested in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the Directors of the company. The definition of “interest” now includes the interests of spouses, children, companies and trusts. The Articles also specifically provide that a Director is to be treated as interested in a matter the subject of a resolution if it relates to a transaction or arrangement with a person or body corporate of or in which he is an officer, employee, shareholder, consultant, advisor, representative or otherwise interested. Any question as to the right of a Director to vote, including whether he has a material interest in a material matter the subject of a resolution, may be decided by a resolution of the majority of those Directors who do not have a like interest to the Director or Directors in question.

No person shall be disqualified from being appointed or reappointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

Remuneration of Non-Executive Directors shall be determined in the aggregate by resolution of the shareholders. Remuneration of executive Directors is determined by the remuneration committee. This committee is made up of independent Non-Executive Directors.

There is no requirement of share ownership for a Director’s qualification.

Directors’ appointment and removal
The Directors and the Company (by Ordinary Resolution) may appoint a person who is willing to act as a Director, either to fill a vacancy or as an additional Director. A Director appointed by the Directors shall retire at the next AGM and will put himself forward to be reappointed by the shareholders.

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

	(b)	subject to the provisions of the Acts and to the relevant provisions of these Articles, the Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

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

No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the Acts.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Voting rights
The Articles of Association provide that subject to any rights or restrictions attached to any shares, on a show of hands every member present in person or by proxy shall have one vote, and on a poll every member shall have one vote for every share of which he is a holder. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative.

A shareholder entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote instead of him. If a member appoints more than one proxy he must specify the number of shares which each proxy is entitled to exercise rights over. A proxy need not be a shareholder of the Company. Holders of the Company’s ordinary shares do not have cumulative voting rights.

Details of a voting agreement that the Company entered into with News UK Nominees Limited, dated 21 September 2005, is detailed in “Alteration of share capital” on page 108 to 109.

Winding-up
If the Company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Acts and the Insolvency Act 1986:

British Sky Broadcasting Group plc	107
Annual Report 2008

Back to Contents

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

Variation of rights
Subject to the Acts, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied either whilst the Company is a going concern or during, or in contemplation of, a winding-up. At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

General meetings
The Directors may call an annual general meeting or a general meeting and give at least such minimum period of notice as is prescribed under the Acts. The notice shall specify the place, the date and the time of the meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Two persons entitled to vote upon the business to be transacted shall be a quorum.

Subject to any terms as to voting upon which any shares may be issued and to the provisions of the Articles, every member present in person or by proxy shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for each share of which he is the holder. No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

If a member or any person appearing to be interested in shares has been duly served with a notice under Section 793 of the 2006 Act and is in default for the prescribed period in supplying to the Company information thereby required, unless the Directors otherwise determine, the member shall not be entitled to vote at any general or class meeting of the Company in respect of the shares in relation to which the default occurred.

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

Alteration of share capital
The authorised share capital of the Company currently consists of 3,000,000,000 ordinary shares of 50p each.

The Company may from time to time by ordinary resolution:

(i)	increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

108	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Shareholder information
continued

Memorandum and Articles of Association
continued

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

Subject to the provisions of the Acts, the Company may reduce its share capital redemption reserve, share premium account or other undistributable reserve in any way.

At the AGM of the Company held on 4 November 2005, shareholders approved a special resolution allowing the Company to buy-back up to 92,000,000 ordinary shares in the market, which was approximately 5% of the issued share capital of the Company at 27 September 2005. At the same AGM, shareholders approved an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the “City Code”) which waived the compulsory bid obligation that arises for News UK Nominees Limited when the Company repurchases shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the Company by the person required to make the offer or any person acting in concert with him. The holding of News UK Nominees Limited as at the date of the AGM was 686,021,700 ordinary shares, representing 37.19% of the voting rights in the Company. If the compulsory bid obligation under Rule 9 had not been waived and the Company had repurchased shares under the authority granted by the special resolution detailed above and, at the time, the voting rights attributable to the aggregate holding of News UK Nominees Limited had continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding had fallen below this level and, as a result had increased to 30% or more of such voting rights, News UK Nominees Limited would have been required to make a cash offer for the issued shares of the Company which it did not already own. The Panel agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval of the ordinary resolution on a poll, subsequently received at the AGM, from shareholders independent of News UK Nominees Limited. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding.

In addition, in pursuing a buy-back authority, the Board considered that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to 37.19% . The voting agreement was conditional on the buy-back proposals being approved by shareholders and therefore became unconditional on 4 November 2005.

As at 27 September 2006, the Company had purchased, and subsequently cancelled, 92,000,000 ordinary shares of 50p each under this authority for a consideration of £493 million. The holding of News UK Nominees Limited, following the exercise of the authority, increased from 37.19% to 39.14% of the Company’s issued share capital. The authority expired on 3 November 2006 and the Directors did not seek its renewal.

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

Disclosure of interests in the Company’s shares
There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Disclosure and Transparency Rules (specifically DTR 5) which form part of the Listing Rules which are enforced by the United Kingdom’s Financial Services Authority.

Under Section 793 of the 2006 Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the 2006 Act.

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

Exchange controls
There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest and other payments to non-resident holders of our securities, except as otherwise described in the “Memorandum and Articles of Association – Dividend rights” section above, and the “Taxation” section below.

Under English law (and the Company’s Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

Taxation
This section summarises basic UK and US tax consequences of the acquisition, ownership and disposition of shares and ADSs by a US Holder. For purposes of this summary, a “US Holder” is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organised under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source, or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity’s income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law and UK HMRC practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the “Treaty”), and (iv) in part upon representations of The Bank of New York (the “Depositary”) and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement dated as of December 2002, among the Company, the Depositary, and the holders from time to time of the ADSs of the Company (the “Deposit Agreement”), and any related agreement will be performed in accordance with their respective terms.

British Sky Broadcasting Group plc	109
Annual Report 2008

Back to Contents

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

Inheritance and gift taxes
An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the “Estate Tax Treaty”) and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual’s death or on a gift of the shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to UK inheritance tax if at the time when the settlement was made the settlor was domiciled in the United States and was not a national of the United Kingdom for the purposes of the Estate Tax Treaty. In the exceptional case

110	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Shareholder information
continued

Memorandum and Articles of Association
continued

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

Any transfer for value of the underlying shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration on a transfer from the Custodian of the Depositary to a US Holder or registered holder of an ADS, rounded up (if necessary) to the nearest multiple of £5. Proposed changes in Finance Bill 2008 provide that no UK stamp duty will be payable upon cancellation of the ADS where the instrument of transfer was executed after 12 March 2008 and not stamped before 19 March 2008.

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

Documents on display
Certain documents referred to in this Annual Report can be inspected at our registered office at Grant Way, Isleworth, Middlesex, TW7 5QD, England, during normal business hours on Monday to Friday (public holidays excepted). Shareholders attending the Company’s AGM will also have the opportunity to inspect certain documents as detailed in the Notice of AGM from 15 minutes prior to the meeting until its conclusion. A copy of the Notice of AGM can be downloaded from the Company’s corporate website at www.sky.com/corporate.

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

British Sky Broadcasting Group plc	111
Annual Report 2008

Back to Contents

Glossary of terms

Useful Definitions	Description

365 Media	365 Media Group plc

ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)

Bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber

BSkyB or the Company	British Sky Broadcasting Group plc

Churn	The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total subscribers

DSL	Digital Subscriber Line

DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels to a limited number of DSL subscribers (references throughout to “DTH subscribers” include DSL subscribers)

DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box or integrated digital television set

EPG	Electronic Programme Guide

ESOP	Employee Share Ownership Plan

Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

Freeview	The free DTT offering available in the UK

The Group	BSkyB and its subsidiary undertakings

HD	High Definition Television

IFRS	International Financial Reporting Standards

IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network

LLU	Local Loop Unbundling: a process by which BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators other than BT to use the BT local loop to provide services to customers

Minidish	Satellite dish required to receive digital satellite television

Multiroom	Installation of an additional set-top box in the household of an existing subscriber

Ofcom	UK Office of Communications

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Cinemagic, MUTV, Chelsea TV and Music Choice Extra. Until 23 July 2006, FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”) was a Premium Sky Distributed Channel. From 23 July 2006, FilmFour has been broadcast as a free-to-air channel

PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another

RCF	Revolving Credit Facility

Set-top box	Digital satellite reception equipment

Sky	British Sky Broadcasting Group plc and its subsidiary undertakings

Sky+	Sky’s fully-integrated Personal Video Recorder (PVR) and satellite decoder

Sky+ HD	High Definition box with PVR functionality, formerly known as Sky HD

Sky Active	The brand name for Sky’s transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales

112	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Glossary of terms
continued

Sky Basic Channels	Sky One, (and its simulcast version, Sky One HD), Sky Two, Sky Three, Sky News, Sky Travel, Sky Real Lives (and its multiplex versions, Sky Real Lives +1 and Sky Real Lives 2), Sky Sports News, Sky Arts (including its simulcast version, Sky Arts HD) (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Sky Arts), Sky Vegas, Sky Poker.com, Flaunt, Bliss (which was named “The Amp” until 2 March 2006) and Scuzz. Flaunt, Bliss and Scuzz were disposed of by the Group on 31 December 2006

Sky Bet	Sky’s betting services, provided through set-top boxes, the internet and via phone

Sky box office	Our pay-per-view service offering movies, sporting events and concerts

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels

Sky Premium Channels	Sky Movies Pack 1 (Sky Movies Comedy, Sky Movies Classic, Sky Movies Modern Greats, Sky Movies Family and Sky Movies Screen 1 (and its HD simulcast)), Pack 2 (Sky Movies Action/Thriller, Sky Movies Indie, Sky Movies SciFi/Horror, Sky Movies Drama and Sky Movies Screen 2 (and its HD simulcast)) and Bonus Channels (Sky Movies Premiere (and its HD simulcast) and Sky Movies Premiere +1), Sky Sports 1, Sky Sports 2, Sky Sports 3 and Sky Sports Xtra (and the HD simulcasts of Sky Sports 1-3)

Sky Talk	Home telephony service provided exclusively for Sky digital subscribers

SMATV	Satellite Master Antenna Television

SMPF	Shared Metallic Path Facility

Transponder	Communication devices on satellites which send programming signals to minidishes

Viewing share	Number of people viewing a channel as a percentage of total viewing audience

WAN	Wide Area Network: Companies link networks at different sites over the internet to form a secure WAN

British Sky Broadcasting Group plc	113
Annual Report 2008

Back to Contents

Form 20-F cross reference guide

The information in this document that is referred to below shall be deemed to be part of the Annual Report on Form 20-F for 2008 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the Company under applicable US securities laws.

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management and advisers	Not applicable	n/a

2	Offer statistics and expected timetable	Not applicable	n/a

3	Key information
A	Selected financial data	Group financial record	102
		Shareholder Information – Exchange rates	106
B	Capitalization and indebtedness	Not applicable	n/a
C	Reason for the offer and use of proceeds	Not applicable	n/a
D	Risk factors	Risk factors	19

4	Information on the Company
A	History and development of the Company	The business, its objectives and its strategy	5
B	Business overview	The business, its objectives and its strategy	5
		Government regulation	21
C	Organizational structure	Consolidated financial statements – Note 31 “Group investments”	95
D	Property, plants and equipment	Property	38

4A	Unresolved staff comments	No unresolved staff comments	n/a

5	Operating and financial review and prospects
A	Operating results	Financial review	29
		Financial and operating review	30
		Government regulation	21
B	Liquidity and capital resources	Financial and operating review – Liquidity and capital resources	33
C	Research and development, patents and licenses, etc	Financial and operating review – Research and development	36
D	Trend information	Financial and operating review – Trends and other information	35
E	Off-balance sheet arrangements	Financial and operating review – Off-balance sheet arrangements	36
F	Tabular disclosure of contractual obligations	Financial and operating review – Tabular disclosure of contractual obligations	35
G	Safe harbor	Forward looking statements	1

6	Directors, senior management and employees
A	Directors and senior management	Board of Directors and senior management	39
B	Compensation	Report on Directors’ remuneration	46
C	Board practices	Report on Directors’ remuneration – 8. Service agreements, 9. Non-Executive
		Directors	46
		Corporate governance report – Board Committees	43
D	Employees	Board of Directors and senior management – Employees	41
		Consolidated financial statements – Note 8 “Employee benefits and key
		management compensation”	68
E	Share ownership	Report on Directors’ remuneration – 11. Share interests	50
		Report on Directors’ remuneration – 13. LTIP, 14. Sharesave Scheme options	52

7	Major shareholders and related party transactions
A	Major shareholders	Shareholder information – Major shareholders	105
B	Related party transactions	Financial and operating review – Related party transactions	36
		Consolidated financial statements – Note 30 “Transactions with related
		parties and major shareholders”	93
C	Interests of experts and counsel	Not applicable	n/a

8	Financial information
A	Consolidated statements and other financial information	Auditors’ reports	56
		Consolidated financial statements	57
		Financial and operating review – Trends and other information	35
B	Significant changes	None	n/a

114	British Sky Broadcasting Group plc
Annual Report 2008

Back to Contents

Form 20-F cross reference guide
continued

Item	Form 20-F caption	Location in this document	Page

9	The offer and listing
A	Offer and listing details	Shareholder information – Share price information	104
B	Plan of distribution	Not applicable	n/a
C	Markets	Shareholder information – Share information	104
D	Selling shareholders	Not applicable	n/a
E	Dilution	Not applicable	n/a
F	Expenses of the issue	Not applicable	n/a

10	Additional information
A	Share capital	Not applicable	n/a
B	Memorandum and Articles of Association	Shareholder information – Memorandum and Articles of Association	106
C	Material contracts	The business, its objectives and its strategy – Significant agreements	17
		Report on Directors’ remuneration	46
D	Exchange controls	Shareholder information – Exchange controls	109
E	Taxation	Shareholder information – Taxation	109
F	Dividends and paying agents	Not applicable	n/a
G	Statement by experts	Not applicable	n/a
H	Documents on display	Shareholder information – Documents on Display	111
I	Subsidiary information	Not applicable	n/a

11	Quantitative and qualitative disclosures about market risk	Consolidated financial statements – Note 23 “Derivatives and other financial
		instruments”	79
		Forward looking statements – safe harbour	1

12	Description of securities other than equity securities	Not applicable	n/a

13	Defaults, dividend arrearages and delinquencies	Not applicable	n/a

14	Material modifications to the rights of security holders and	Shareholder information – Material modifications to the rights of security
	use of proceeds	holders and use of proceeds	111

15	Controls and procedures	Corporate governance report	41
		Auditors’ reports	56

15T	Controls and procedures	Not applicable	n/a

16A	Audit committee financial expert	Corporate governance report – Audit Committee	44

16B	Code of ethics	Corporate governance report – Corporate policies	41

16C	Principal accountant fees and services	Consolidated financial statements – Note 7 “Profit before taxation”	67
		Corporate governance report – Use of external auditors	45

16D	Exemptions from the listing standards for audit committees	None	n/a

16E	Purchases of equity securities by the issuer and affiliated	Consolidated financial statements – Note 25 “Reconciliation of shareholders’
	purchasers	equity” – Purchase of own shares for cancellation and capital redemption
		reserve	88

17	Financial statements	Not applicable	n/a

18	Financial statements	Auditors’ reports	56
		Consolidated financial statements	57

19	Exhibits	Filed with the SEC

British Sky Broadcasting Group plc	115
Annual Report 2008

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BRITISH SKY BROADCASTING GROUP PLC

BY:	ANDREW GRIFFITH
ANDREW GRIFFITH
Chief Financial Officer

Date: 1 August 2008

Back to Contents

EXHIBITS
The following exhibits are filed as part of this Annual Report on Form 20-F

Exhibit No. In
Number		Document
Incorporated By
	Description	Reference
1	Memorandum and Articles of Association	*
2.1	Specimen share certificate	2 (i)
2.2	Form of Indenture, dated as of 15 September 1996, among the Company, as the Issuer, and British Sky Broadcasting Limited and Sky Subscribers Services Limited, as Initial Guarantors, and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities	4.1 (ii)
2.3	Form of Indenture, dated as of 2 July 1999, among the Company, as the Issuer, and British Sky Broadcasting Limited and Sky Subscribers Services Limited, as Initial Guarantors, and The Bank of New York, as Trustee, relating to 7.75% Notes due 2009 and 8.20% Notes due 2009	10.2 (iii)
2.4	Form of Indenture, dated as of 21 October 2005, among the Company, British Sky Broadcasting Limited, and Sky Subscribers Services Limited, as Initial Guarantors, BSkyB Finance UK plc, as the Issuer, and The Bank of New York, as Trustee, relating to 5.625% Senior Unsecured Notes due 2015 6.500% Senior Unsecured Notes due 2035 and 5.750% Senior Unsecured Notes due 2017	2.4 (iv)
2.5	First Supplemental Indenture dated as of January 31, 2007 and Second Supplemental Indenture dated as of May 3, 2007 to the Indenture dated as of 21 October 2005	2.5 (v)
2.6	First Supplemental Indenture dated as of January 31, 2007 and Second Supplemental Indenture dated as of May 3, 2007 to the Indentures dated as of 2 July 1999 and 21 October 2005	2.6 (v)
2.7	First Supplemental Indenture dated as of January 31, 2007 and Second Supplemental Indenture dated as of May 3, 2007 to the Indenture dated as of 15 September 1996	2.7 (v)
2.8	Trust Deed relating to the BSkyB Finance UK plc and British Sky Broadcasting Group plc £1,000,000,000 Euro Medium Term Note Programme	2.8 (v)
2.9	Indenture dated as of 15 February 2008 among the Company, as the Issuer, and Britsh Sky Broadcasting Limited, BSkyB Finance UK plc, BSkyB Investments Limited, BSkyB Publications Limited and Sky Subscribers Services Limited, as Initial Guarantors, and The Bank of New York, as Trustee, relating to 6.10% Senior Unsecured Notes due 2018	*
4.1	Agreement dated 3 November 2004 with respect to a £1,000,000,000 Revolving Credit Facility among British Sky Broadcasting Group plc, as borrower, Barclays Bank plc, as agent, and others	4.1 (vi)
4.2	Service agreement dated 25 June 2008 with the Chief Executive Officer	*
4.3	Service agreement dated 25 June 2008 with the Chief Financial Officer	*
4.4	Rules of the British Sky Broadcasting Group Long-Term Incentive Plan	*
4.5	Rules of the British Sky Broadcasting Group Management Long-Term Incentive Plan	*
8	List of Subsidiaries	*
11	Code of Ethics	11 (vii)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
13	Certification pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
15	Consent of Deloitte & Touche LLP	*

* Filed electronically herewith.

(i)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2001 filed with the SEC on 1 October 2001.

(ii)	Incorporated by reference to the Registration Statement on Form F-3, SEC File No. 333-5538, as filed with the SEC on 2 October 1996.

(iii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 1999 filed with the SEC on 27 October 1999.

(iv)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2006 filed with the SEC on 31 July 2006.

(v)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2007 filed with the SEC on 27 July 2007.

(vi)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2005 filed with the SEC on 7 October 2005.

(vii)	Incorporated by reference to the Annual Report on Form 20-F of British Sky Broadcasting Group plc for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.